Form 20-F
period 2024-12-31
GOLD FIELDS LTD
filed 2025-03-27
CIK 1172724

As filed with the Securities and Exchange Commission on 27 March 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________
Form 20-F
_______________________
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 31 December 2024
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
EVP Legal & Compliance
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
(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report
895,024,247 ordinary shares of no par value
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

Gold Fields’ Operations

i
Form 20-F Cross Reference Guide

Item	Form 20-F Caption	Location in this document	Page

1	Identity of directors, senior management and advisers	NA	—
2	Offer statistics and expected timetable	NA	—
3	Key information
	(b)Capitalisation and indebtedness	NA	—
	(c)Reasons for the offer and use of proceeds	NA	—
	(d)Risk factors	Further Information—Risk Factors	1-25
4	Information on the Company
	(a)History and development of the Company	Presentation of Financial and Other Information	ix
		Further Information—Information on the Company—Organisational Structure	26-27
		Annual Financial Report—Accounting Policies	AFR 52-72
		Further Information—Additional Information—Memorandum of Incorporation—General	89
		Integrated Annual Report—Administration and Corporate Information	IAR 89
		Integrated Annual Report—Our Business Model	IAR 8-9
		Integrated Annual Report—Chairperson’s Report	IAR 11-12
		Integrated Annual Report—Performance of Our Operations	IAR 69-78
		Annual Financial Report—Director’s Report—Significant Announcements in 2024	AFR 12-13
		Annual Financial Report—Management’s Discussion and Analysis of Financial Statements—Overview	AFR 14-15
		Annual Financial Report—Management’s Discussion and Analysis of Financial Statements—Additions to Property, Plant and Equipment	AFR 36
		Further Information—Description of Mining Business—Capital Expenditure	66
		Integrated Annual Report—Chief Executive Officer’s Report	IAR 19-22
		Further Information—Description of Mining Business—The Gold Mining Industry—Outlook and guidance for 2025	69
		Further Information—Additional Information—Taxation—Documents on Display	98
	(b)Business overview	Gold Fields’ Operations	Back of cover
		Further Information—Information on the Company—Summary Disclosure of Mining Operations Pursuant to Item 1303 of Regulation S-K under the Securities Act	27-36
		Further Information—Information on the Company—Individual Property Disclosure Pursuant to Item 1304 of Regulation S-K under the Securities Act	37-63
		Integrated Annual Report—Who We Are	IAR 5-9

ii
Form 20-F Cross Reference Guide continued

Item	Form 20-F Caption	Location in this document	Page

		Integrated Annual Report—Chief Executive Officer’s Report	IAR 19-22
		Integrated Annual Report—Performance of Our Operations	IAR 69-78
		Integrated Annual Report—Production and Cost Performance	IAR 66-67
		Integrated Annual Report—Environmental Stewardship	IAR 57-64
		Integrated Annual Report—Summarised Governance Report	IAR 13-17
		Integrated Annual Report—Building a Safe and Respectful Workplace	IAR 38-45
		Integrated Annual Report—Governments	IAR 52
		Governance and Remuneration Report—Application of King IV within Gold Fields	GRR 30-32
		Annual Financial Report—Management’s Discussion and Analysis of the Financial Statements—Results for the period – years ended 31 December 2024 and 31 December 2023	AFR 23-34
		Annual Financial Report—Director’s Report—Environmental Obligations	AFR 13
		Annual Financial Report—Statement of Financial Position—Provision for Environmental Rehabilitation Costs	AFR 41
		Annual Financial Report—Accounting Policies—Basis for Preparation —Provision for Environmental Rehabilitation Costs	AFR 59
		Further Information—Description of Mining Business	65-69
		Further Information—Description of Mining Business—The Gold Mining Industry	68
		Further Information—Environmental and Regulatory Matters	70-82
	(c)Organisational structure	Further Information—Information on the Company—Organisational Structure	26-27
	(d)Property, plant and equipment	Further Information—Information on the Company—Summary Disclosure of Mining Operations Pursuant to Item 1303 of Regulation S-K under the Securities Act	27-36
		Further Information—Information on the Company—Individual Property Disclosure Pursuant to Item 1304 of Regulation S-K under the Securities Act	37-63
		Further Information—Information on the Company—Internal Controls Disclosure Pursuant to Item 1305 of Regulation S-K under the Securities Act	64
		Annual Financial Report—Management’s Discussion and Analysis of the Financial Statements	AFR 14-48
		Annual Financial Report—Accounting Policies—Property, Plant and Equipment	AFR 63-65
		Annual Financial Report—Notes to the Consolidated Financial Statements—Note 16. Property, Plant and Equipment	AFR 92

iii
Form 20-F Cross Reference Guide continued

Item	Form 20-F Caption	Location in this document	Page

		Integrated Annual Report—Our Business Model	IAR 8-9
		Integrated Annual Report—Chief Executive Officer’s Report	IAR 19-22
		Further Information—Information on the Company—Summary Disclosure of Mining Operations Pursuant to Item 1303 of Regulation S-K under the Securities Act—Summary of Mineral Resources and Reserves	33-36
		Integrated Annual Report—Environmental Stewardship	IAR 57-64
		Integrated Annual Report—Production and Cost Performance	IAR 66-67
		Integrated Annual Report—Overview of Our Portfolio and Growth Strategy	IAR 69-78
		Further Information—Environmental and Regulatory Matters	70-82
4A	Unresolved staff comments	NA	—
5	Operating and financial review and prospects
	(a)Operating results	Annual Financial Report—Management’s Discussion and Analysis of the Financial Statements	AFR 14-48
		Annual Financial Report—Accounting Policies—Foreign Operations	AFR 62-63
		Annual Financial Report—Notes to the Consolidated Financial Statements—Note 41. Risk Management Activities—Foreign Currency Sensitivity	AFR 126
		Annual Financial Report—Consolidated Statement of Comprehensive Income	AFR 74
		Integrated Annual Report—Our Operating Environment	IAR 23
		Integrated Annual Report—Governments	IAR 52-56
		Further Information—Environmental and Regulatory Matters	70-82
	(b)Liquidity and capital resources	Annual Financial Report—Management’s Discussion and Analysis of the Financial Statements—Liquidity and Capital Resources – years ended 31 December 2024 and 31 December 2023	AFR 35
		Annual Financial Report—Management’s Discussion and Analysis of the Financial Statements—Credit Facilities	AFR 42
		Annual Financial Report—Management’s Discussion and Analysis of the Financial Statements—Working Capital	AFR 42
		Annual Financial Report—Management’s Discussion and Analysis of the Financial Statements—Contractual Obligations, Commitments and Guarantees at 31 December 2024	AFR 43
		Integrated Annual Report—Financial Performance	IAR 68
		Annual Financial Report—Notes to the Consolidated Financial Statements—Note 27. Borrowings	AFR 108-110
		Annual Financial Report—Notes to the Consolidated Financial Statements—Note 37. Commitments	AFR 116
		Annual Financial Report—Notes to the Consolidated Financial Statements—Note 40. Financial Instruments	AFR 119-121

iv
Form 20-F Cross Reference Guide continued

Item	Form 20-F Caption		Location in this document	Page

			Annual Financial Report—Notes to the Consolidated Financial Statements—Note 41. Risk Management Activities	AFR 122-130
			Annual Financial Report—Notes to the Consolidated Financial Statements—Note 42. Capital Management	AFR 131
	(c)Research and development, patents and licences, etc.		NA	—
	(d)Trend information		Annual Financial Report—Management’s Discussion and Analysis of the Financial Statements—Outlook and Guidance for 2025	AFR 48
			Integrated Annual Report—Our Operating Environment	IAR 23
			Integrated Annual Report—Chief Executive Officer’s Report	IAR 19-22
	(e)Off-balance sheet arrangements		Annual Financial Report—Management’s Discussion and Analysis of the Financial Statements—Off-Balance Sheet Items	AFR 42
	(f)Tabular disclosure of contractual obligations		Annual Financial Report—Management’s Discussion and Analysis of the Financial Statements—Contractual Obligations, Commitments and Guarantees at 31 December 2024	AFR 79-80
	(g)Safe harbour		Forward-Looking Statements	xvii-xviii
6	Directors, senior management and employees
	(a)Directors and senior management	A n n u a l F i n a n c i a l R e p o r t — C o r p o r a t e G o v e r n a n c e R e p o r t — D i r e c t o r s	Governance and Remuneration Report—Our Board of Directors	GRR 17-19
		I n t e g r a t e d A n n u a l R e p o r t — G o v e r n a n c e a n d L e a d e r s h i p — O u r B o a r d o f D i r e c t o r s	Integrated Annual Report—Our Board of Directors	IAR 14-15
		F u r t h e r I n f o r m a t i o n — D i r e c t o r s , S e n i o r M a n a g e m e n t a n d E m p l o y e e s — D i r e c t o r s	Further Information—Directors, Senior Management and Employees —Directors	83-84
			Further Information—Directors, Senior Management and Employees —Executive Committee	84-85
			Annual Financial Report—Directors’ Report	AFR 10-13
	(b)Compensation		Governance and Remuneration Report—Remuneration Report	GRR 36-67
			Annual Financial Report—Note 43. Related Parties	AFR 132-135
	(c)Board practices		Further Information—Directors, Senior Management and Employees	83-86
			Integrated Annual Report—Board of Directors	IAR 14-15
			Governance and Remuneration Report—Our Board of Directors	GRR 17-19
			Governance and Remuneration Report—Remuneration Report	GRR 36-67
			Governance and Remuneration Report—Board Committees	GRR 20-29
			Annual Financial Report—Audit Committee Report	AFR 6-9
			Governance and Remuneration Report—Application of King IV within Gold Fields	GRR 30-32

v
Form 20-F Cross Reference Guide continued

Item	Form 20-F Caption	Location in this document	Page

	(d)Employees	Integrated Annual Report—Building a Safe and Respectful Workplace	IAR 38-45
		Integrated Annual Report—Where We Operate	IAR 7
		Integrated Annual Report—Summarised Governance Report	IAR 13-17
		Further Information—Directors, Senior Management and Employees —Employees	85
		Further Information—Directors, Senior Management and Employees —Safety	86
	(e)Share ownership	Annual Financial Report—Directors’ Report—Share Ownership of Directors and Executive Officers	AFR 11
		Governance and Remuneration Report—Remuneration Report	GRR 36-67
		Annual Financial Report—Notes to the Consolidated Financial Statements—Note 5. Share-based Payments	AFR 79-80
7	Major Shareholders and Related Party Transactions
	(a)Major shareholders	Further Information—Major Shareholders and Related Party Transactions—Major Shareholders	87
		Annual Financial Report—Shareholders’ Information	AFR 148-149
	(b)Related party transactions	Further Information— Major Shareholders and Related Party Transactions—Related Party Transactions	87
		Annual Financial Report—Notes to the Consolidated Financial Statements—Note 43. Related Parties	AFR 132-135
	(c)Interests of experts and counsel	NA	—
8	Financial information
	(a)Consolidated statements and other financial information	Annual Financial Report—Management’s Discussion and Analysis of the Financial Statements	AFR 14-48
		Annual Financial Report—Consolidated Income Statement	AFR 73
		Annual Financial Report—Consolidated Statement of Comprehensive Income	AFR 74
		Annual Financial Report—Consolidated Statement of Financial Position	AFR 75
		Annual Financial Report—Consolidated Statement of Changes in Equity	AFR 76
		Annual Financial Report—Consolidated Statement of Cash Flows	AFR 77
		Annual Financial Report—Audit Committee Report	AFR 6-9
		Annual Financial Report—Accounting Policies—Basis of Preparation —Provision for Silicosis Settlement Costs	AFR 59
		Annual Financial Report—Accounting Policies—Basis of Preparation —Provision for Environmental Rehabilitation Costs	AFR 59
		Annual Financial Report—Notes to the Consolidated Financial Statements—Note 28. Provisions	AFR 111-112

vi
Form 20-F Cross Reference Guide continued

Item	Form 20-F Caption	Location in this document	Page

		Annual Financial Report—Notes to the Consolidated Financial Statements—Note 38. Contingent Liabilities	AFR 117-118
		Annual Financial Report—Management’s Discussion and Analysis— Silicosis Settlement Costs Provision	AFR 42
		Annual Financial Report—Directors’ Report—Financial Affairs— Dividend Policy	AFR 11
		Integrated Annual Report—Financial Performance	IAR 68
	(b)Significant changes	Annual Financial Report—Notes to the Consolidated Financial Statements—Note 39. Events After the Reporting Date	AFR 118
9	The Offer and listing
	(a)Listing details	Further Information—The Listing	88
	(b)Plan of distribution	NA	—
	(c)Markets	Integrated Annual Report—Where We Operate	IAR 7
		Annual Financial Report—Directors’ Report—Listings	AFR 10
		Annual Financial Report—Administration and Corporate Information	AFR 158
	(d)Selling shareholders	NA	—
	(e)Dilution	NA	—
	(f)Expenses of the issue	NA	—
10	Additional information		—
	(a)Share capital	NA	—
	(b)Memorandum and articles of association	Further Information—Additional Information—Memorandum of Incorporation	89-91
		Further Information—Corporate Governance	102
		Governance and Remuneration Report—Our Governance Structure	GRR 12-16
	(c)Material contracts	Further Information—Additional Information—Material Contracts	92-94
	(d)Exchange controls	Further Information—Additional Information—South African Exchange Control Limitations Affecting Security Holders	95
	(e)Taxation	Further Information—Additional Information—Taxation	95-98
	(f)Dividends and paying agents	NA	—
	(g)Statement by experts	NA	—
	(h)Documents on display	Further Information—Additional Information—Taxation—Documents On Display	98
	(i)Subsidiary information	NA	—
	(j) Annual Report to Security Holders	NA	—
11	Quantitative and qualitative disclosures about market risk	Annual Financial Report—Notes to the Consolidated Financial Statements—Note 41. Risk Management Activities	AFR 122-130
12	Description of securities other than equity securities
	(a)Debt securities	NA	—
	(b)Warrants and rights	NA	—
	(c)Other securities	NA	—
	(d)American depositary shares	Further Information—Additional Information—Material Contracts— Deposit Agreement	94

vii
Form 20-F Cross Reference Guide continued

Item	Form 20-F Caption	Location in this document	Page

13	Defaults, dividend arrearages and delinquencies	NA	—
14	Material modifications to the rights of security holders and use of proceeds	NA	—
15	Controls and procedures	Further Information—Controls and Procedures	99
		Annual Financial Report— Management’s Discussion and Analysis— Internal Control over Financial Reporting	AFR 47
16A	Audit Committee financial expert	Further Information—Audit Committee Financial Expert	100
16B	Code of ethics	Governance and Remuneration Report—Material Standards and Principles Guiding Our Governance	GRR 8
16C	Principal accountant fees and services	Further Information—Principal Accountant Fees and Services	101
16D	Exemptions from the listing standards for audit committees	NA	—
16E	Purchase of equity securities by the issuer and affiliated purchasers	NA	—
16F	Change in registrant’s certifying accountant	NA	—
16G	Corporate governance	Further Information—Corporate Governance	102
16H	Mine safety disclosure	NA	—
16I	Disclosure regarding foreign jurisdictions that prevent inspections	NA	—
16J	Insider trading policies	Further Information—Additional Information—Gold Fields Group Share Dealings and Market Abuse Policy	92
16K	Cybersecurity	Annual Financial Report—Audit Committee Report—Information Communication and Technology Governance	AFR 8
		Annual Financial Report—Management’s Discussion and Analysis of the Financial Statements—Information Communication and Technology (ICT)	AFR 44-47
		Governance and Remuneration Report—Application of King IV within Gold Fields	GRR 30-32
17	Financial statements	NA	—
18	Financial statements	Annual Financial Report—Report of Independent Registered Public Accounting Firm (PricewaterhouseCoopers, Inc., Johannesburg, South Africa, Audit Firm ID: 1308)	AFR 49-51
		Annual Financial Report—Consolidated Income Statement	AFR 73
		Annual Financial Report—Consolidated Statement of Comprehensive Income	AFR 74
		Annual Financial Report—Consolidated Statement of Financial Position	AFR 75
		Annual Financial Report—Consolidated Statement of Changes in Equity	AFR 76

viii
Form 20-F Cross Reference Guide continued

Item	Form 20-F Caption	Location in this document	Page

		Annual Financial Report—Consolidated Statement of Cash Flows	AFR 77
		Annual Financial Report—Accounting Policies	AFR 52-72
		Annual Financial Report—Notes to the Consolidated Financial Statements	AFR 78-140
19	Exhibits	Exhibits	103-105

ix
Presentation of Financial and Other Information
Financial Information
Gold Fields Limited (Gold Fields or the Company) is a South African company and, in fiscal 2024, 46%, 13%, 31%, 8% and 2% of Gold Fields’
operations, based on managed gold-equivalent production, were located in Australia, South Africa, Ghana, Peru and Chile, respectively.
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
For Gold Fields’ consolidated financial statements, unless otherwise stated, statement of financial position item amounts are translated from Rand, A$ and CAD to U.S. dollars at the exchange rate prevailing on the statement of financial position date for fiscal 2024 (U.S.
$0.62 per A$1.00, Rand 18.84 per U.S.$1.00 and U.S.$0.70 per CAD1.00 as of 31 December 2024), except for specific items included within shareholders’ equity and the statement of cash flows that are translated at the rate prevailing on the date the relevant transaction was entered into, and income statement item amounts are translated from Rand, A$ and CAD to U.S. dollars at the weighted average exchange rate for each period (U.S.$0.66 per A$1.00, Rand 18.33 per U.S.$1.00 and U.S.$0.73 per CAD1.00 for fiscal 2024).
In this annual report, Gold Fields presents the financial items “all-in sustaining costs” (AISC), “all-in sustaining costs per ounce”, “all-in costs” (AIC), and “all-in costs per ounce”, which have been determined using industry standards promulgated by the World Gold Council
(WGC) and are non-IFRS measures. An investor should not consider these items in isolation or as alternatives to cost of sales, profit before tax, profit for the year, cash flows from operating activities or any other measure of financial performance presented in accordance with
IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB). While the WGC provided definitions for the calculation of AISC and AIC, the calculation of AISC, AISC per ounce, AIC and AIC per ounce may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. See “—Glossary of
Terms—All-in sustaining costs” and “—Glossary of Terms—All-in costs”. For the definitions and reconciliations of these non-IFRS measures to IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB), see “Annual Financial Report—
Management’s Discussion and Analysis of the Financial Statements”.
Gold Fields also presents “adjusted free cash flow”, “adjusted free cash flow from operations”, “net debt”, “net debt (excluding lease liabilities)”, “adjusted EBITDA”, “net debt to adjusted EBITDA”, “sustaining and non-sustaining capital expenditure” and “normalised profit”
in this annual report, which are non-IFRS measures. An investor should not consider these items in isolation or as alternatives to cash flow from operating activities, cash and cash equivalents or any other measure presented in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB). Adjusted free cash flow is defined as cash flow from operating activities less the South Deep Dividend, net capital expenditure (additions to property, plant and equipment less proceeds on disposal of property, plant and equipment), capital expenditure – working capital and Windfall capital contributions, contributions to environmental trust funds and payments of principal lease liabilities as per the consolidated statement of cash flows. Adjusted free cash flow from operations is calculated as cash flow from operating activities less net capital expenditure, environmental payments and lease payments from the eight mining operations. Net debt is defined as total borrowings plus lease liabilities less cash and cash equivalents. Net debt (excluding lease liabilities) is defined as total borrowings less cash and cash equivalents. Adjusted EBITDA is defined as profit or loss for the year adjusted for interest, taxation, amortisation and depreciation and certain other costs. Sustaining capital expenditure represents the majority of capital expenditure at existing operations, including mine development costs, ongoing replacement of mine equipment and other capital facilities and other capital expenditures at existing operations. Non-sustaining capital expenditure represents capital expenditures for major growth projects as well as enhancement capital for significant infrastructure improvements at existing operations. Normalised profit is defined as profit excluding gains and losses on foreign exchange, financial instruments, non-recurring net realisable value adjustments to stockpiles and non-recurring items after taxation and non-controlling interest effect. The definition of the non-IFRS measures set out above may vary significantly between companies, and by themselves do not necessarily provide a basis for comparison with other companies. See “—Glossary of Terms”. For the definitions and reconciliations of these non-IFRS measures to IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB), see “Annual Financial Report—Management’s Discussion and Analysis
of the Financial Statements”.
This annual report also contains data on Gold Fields’ Scope 1, 2 and 3 greenhouse gas (GHG) emissions. Data for Scope 1 and 2 emissions relate to Gold Fields’ own activities and supplied heat, power, and cooling which are measured using data from its own systems and independently assured, as described in our 2024 Climate Change and Environment Report. Scope 3 emissions are indirect emissions other than Scope 2 emissions that result from activities from assets not owned or controlled by Gold Fields. Due to the minimal downstream processing required, gold mining companies’ Scope 3 emissions primarily relate to the organisations upstream supply chain.
The processes, methodologies and issues involved in calculating Scope 3 emissions are complex, require the use of a

x
Presentation of Financial and Other Information continued
number of key judgments, estimates and assumptions, and are subject to a range of uncertainties and challenges. For example, unlike reporting standards for Scope 1 and Scope 2 emissions, which are often calculated in accordance with statutory legislation, Scope 3 emissions are not currently a statutory requirement for the regions in which Gold Fields operates, which may create challenges related to data availability and quality thereby creating an additional degree of inherent risk and uncertainty.
Operational Information
In this annual report, except where otherwise noted, all production and operating statistics are based on attribution of 100% of Gold
Fields’ total operations, which include production from the Damang and Tarkwa mines in Ghana and from the Cerro Corona mine in Peru,
South Deep in South Africa, a portion of which is attributable to the non-controlling shareholders in those mines. In addition, production and operating statistics for Gruyere (as defined below) are included on an attributable basis (based on Gold Fields’ 50% interest in
Gruyere).
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

xi
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
“Adjusted free cash flow” is defined as net cash from operations less the South Deep BEE Dividend, net capital expenditure (additions to property, plant and equipment less proceeds on disposal of property, plant and equipment), capital expenditure – working capital and
Windfall capital contributions, contributions to environmental trust funds, payment of principal lease liabilities, contributions for rehabilitation purposes (in respect of Australia for 2024 and in respect of both Peru and Australia for 2023) and as per the consolidated statements of cash flows which is a non-IFRS measure. An investor should not consider this item in isolation or as an alternative to cash flow from operating activities, cash and cash equivalents or any other measure presented in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB). The definition for the calculation of net cash flow may vary significantly between companies, and by itself does not necessarily provide a basis for comparison with other companies. The following table sets out a reconciliation of Gold Fields’ “net cash from operations” in accordance with IFRS Accounting Standards as issued by the International
Accounting Standards Board (IASB) (refer to the consolidated statement of cash flows) to “adjusted free cash flows”. For a reconciliation, see “Annual Financial Report—Management’s Discussion and Analysis of the Financial Statements”.

Net cash from operations(1)	xx
Less:
South Deep BEE Dividend(1)	xx
Additions to property, plant and equipment(1)	xx
Capital expenditure – working capital(1)	xx
Proceeds on disposal of property, plant and equipment(1)	xx
Contributions to environmental trust funds(1)	xx
Capital expenditure – Windfall capital contributions(1)	xx
Payment of principal lease liabilities(1)	xx
Windfall Project capital contributions(1)	xx
Contributions for rehabilitation purposes at Australia (2023: Peru and Australia)	xx
Adjusted free cash flow	xx

Note:
1. As per the consolidated statement of cash flows.
“All-in costs” or “AIC” is a non-IFRS measure which means all-in sustaining costs plus additional costs relating to growth, including non-
sustaining capital expenditure and exploration, evaluation and feasibility costs not associated with current operations. For the calculation of all-in costs, see “Annual Financial Report—Management’s Discussion and Analysis of the Financial Statements— All-in Sustaining
and All-in Costs”.
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
“Backfill” see paste fill.
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
“CAD” or “C$” refers to Canadian dollars.
“Canada” means the Dominion of Canada.
“Carbon in Leach” or “CIL” is a metallurgical process whereby gold from milled ore is leached with sodium cyanide (NaCN) in order to dissolve it into a pregnant leach solution; with this being undertaken simultaneously to the gold being recovered from the leach solution through absorption onto carbon particles.

xii
Glossary of Terms continued
“Chile” means the Republic of Chile.
“Cut-off grade” or “COG” means the grade (i.e., the concentration of metal or mineral in rock) that determines the destination of the material during mining. For purposes of establishing “prospects of economic extraction”, the cut-off grade is the grade that distinguishes material deemed to have no economic value (it will not be mined in underground mining or if mined in surface mining, its destination will be the waste dump) from material deemed to have economic value (its ultimate destination during mining will be a processing facility).
Other terms used in similar fashion as cut-off grade include net smelter return, pay limit, cut-off and break-even stripping ratio.
“Destress” means that by mining a five-metre high horizontal slice through the orebody package an optimal position is achieved to create a destressed window. This window is created 50 to 60 metres above and below the associated horizon and provides the necessary geotechnical stress conditions for safer extraction.
“Dilution” means low or zero grade (waste) material that is mined during the course of mining Mineral Reserve operations and forms part of the Mineral Reserve.
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
“EMR” means Mineral Resources exclusive of Mineral Reserves.
“Exploration” means activities associated with ascertaining the existence, location, extent or quality of mineralisation, including economic and technical evaluations of mineralisation.
“fiscal 2021” means the 12-month period ended 31 December 2021.
“fiscal 2022” means the 12-month period ended 31 December 2022.
“fiscal 2023” means the 12-month period ended 31 December 2023.
“fiscal 2024” means the 12-month period ended 31 December 2024.
“fiscal 2025” means the 12-month period ending 31 December 2025.
“fiscal 2026” means the 12-month period ending 31 December 2026.
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
“Indicated Mineral Resource” means that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of adequate geological evidence and sampling. The level of geological certainty associated with an indicated Mineral Resource is sufficient to allow a qualified person to apply modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Because an indicated Mineral Resource has a lower level of geoscientific knowledge confidence than the level of geoscientific knowledge and confidence of a Measured Mineral Resource, an Indicated Mineral Resource may only be converted to a
Probable Mineral Reserve.

xiii
Glossary of Terms continued
“Inferred Mineral Resource” means that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. The level of geological uncertainty associated with an Inferred Mineral Resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability. Because an Inferred Mineral Resource has the geoscientific knowledge and lowest level of geological confidence of all
Mineral Resources, which prevents the application of the modifying factors in a manner useful for evaluation of economic viability, an
Inferred Mineral Resource may not be considered when assessing the economic viability of a mining project, and may not be converted to a Mineral Reserve.
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
“London afternoon fixing price” means the afternoon fixing by the new electronic London Bullion Market Association, or LBMA price-
discovery process. The price continues to be set twice daily, at 10:30 and 15:00 London time.
“lost time injury” or “LTI” means a work-related injury resulting in the employee or contractor being unable to attend work for a period of one or more days after the day of the injury (i.e., the employee or contractor is unable to perform any of his/her normal duties).
“Mark-to-market” means the current fair value of a derivative based on current market prices, or to calculate the current fair value of a derivative based on current market prices, as the case may be.
“Measured Mineral Resource” means that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of conclusive geological evidence and sampling. The level of geological certainty associated with a Measured Mineral Resource is sufficient to allow a qualified person to apply modifying factors, as defined in this section, in sufficient detail to support detailed mine planning and final evaluation of the economic viability of the deposit. Because a Measured Mineral Resource has a higher level of geoscientific knowledge and confidence than the level of geoscientific knowledge and confidence of either an Indicated Mineral
Resource or an Inferred Mineral Resource, a Measured Mineral Resource may be converted to a Proven Mineral Reserve or to a Probable
Mineral Reserve.
“Measures” means conversion factors from metric units to U.S. units are provided below.

Metric unit	U.S. equivalent

1 tonne (1 t)	1.10231 short tonnes
1 gram (1 g)	0.03215075 troy ounces
31.1034768 gram (1 oz)	1 troy ounce
1 gram per tonne (1 g/t)	0.02917 ounces per short tonne
1 kilogram (1 kg)	2.204622622 pounds (lb)
1 kilogram per tonne (1 kg/t)	29.16642 ounces per short tonne
1 kilometre (1 km)	0.62137 miles
1 metre (1 m)	3.28084 feet
1 centimetre (1 cm)	0.39370 inches
1 millimetre (1 mm)	0.03937 inches
1 hectare (1 ha)	2.47104 acres
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

xiv
Glossary of Terms continued
“Mine Call Factor” or “MCF” means the ratio, expressed as a percentage, of the specific product accounted for at the mill (including residue), compared to the corresponding specific product “called for” based on an operation’s measuring and valuation methods.
“Mineralisation” means the presence of a target mineral in a mass of host rock. A concentration (or occurrence) of material of possible economic interest, in or on the earth’s crust, for which quantity and quality cannot be estimated with sufficient geoscientific knowledge and confidence to be defined as a Mineral Resource. Mineralisation is not classified as a Mineral Resource or Mineral Reserve and can only be reported under exploration results. The data and information relating to it must be sufficient to allow a considered and balanced judgement of its significance and the process or processes by which a mineral or minerals are introduced into rock, resulting in a potentially valuable deposit. Mineralisation generally incorporates various terms, including fissure filling, impregnation and replacement, among others.
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
“Modifying Factors” means the consideration of mining, metallurgical, processing, infrastructural, economic, marketing, legal, environmental, social and governmental factors.
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
“Net smelter return” or “NSR” means the volume of refined mineral sold during the relevant period multiplied by the average spot mineral price and the average exchange rate for the period, less refining, transport and insurance costs.
“Non-sustaining capital expenditure” is a non-IFRS measure which represents capital expenditures for major growth projects as well as enhancement capital for significant infrastructure improvements at existing operations.
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
“Ounce” means one troy ounce, which equals 31.1034768 grams.
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

xv
Glossary of Terms continued
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
“Prospecting right” means the permission to explore an area for minerals.
“Proven Mineral Reserve” means the economically mineable part of a Measured Mineral Resource and can only result from a conversion of a Measured Mineral Resource.
“R” and “Rand” refers to the South African Rand.
“Refining” means the final stage of metal production in which final impurities are removed from the molten metal by introducing air and fluxes. The impurities are removed as gases or slag.
“Rehabilitation” means the process of restoring mined land to a condition approximating its original state. In an underground scenario rehabilitation can mean the refurbishment of underground development to near original state.
“restricted work injury” or “RWI” means a work-related injury sustained by an employee or contractor which results in the employee or contractor being unable to perform one or more of their routine functions for a full working day from the day after the injury occurred, but the employee or contractor can still perform some of his/her duties.
“Rock dump” means the historical accumulation of waste or low grade material derived in the course of mining which could be processed in order to take advantage of spare processing capacity. Also see the definition of Waste storage facility.
“Run of Mine” or “ROM” when used with regard to grade, is a term to describe the average grade of the ore mined. When used in mineral reserve means the final destination of mineral reserves before the processing plant.
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
“Semi-autogenous grinding” or “SAG mill” means a piece of machinery used to crush and grind ore which uses the ore itself to achieve comminution. The mill is shaped like a cylinder causing the ore to impact upon itself.
“Shotcrete” means a sprayed concrete or specialist cement type product applied through a hose or similar device and pneumatically projected at high velocity on the surface of excavations, as a geotechnical ground support technique to reinforce the stability of underground faces. Shotcrete is also used to construct backfill and ventilation walls.
“Slimes” means the finer fraction or tailings discharged from a processing plant after the valuable minerals have been recovered. Also, see “Tailings”.
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

xvi
Glossary of Terms continued
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
“Sustaining capital expenditure” represents the majority of capital expenditure at existing operations, including mine development costs, ongoing replacement of mine equipment and other capital facilities and other capital expenditures at existing operations.
“Tailings” means finely ground rock from which the bulk of valuable minerals have been extracted by metallurgical processes. Also, see
“Slimes”.
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
“TRIFR” means the total recordable injury frequency rate at each Gold Fields operation. This includes the total number of fatalities, LTI,
MTI and RWI per million labour hours.
“United States” or “U.S.” means the United States of America, its territories and possessions and any state of the United States and the
District of Columbia.
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

xvii
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
These forward-looking statements, including, among others, those relating to the future business prospects, revenues, income and 2025 production and operational guidance of Gold Fields, wherever they may occur in this annual report and the exhibits to the annual report, and including any climate change-related statements, targets and metrics, are necessarily estimates reflecting the best judgement of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this annual report. All statements other than statements of historical facts included in this report may be forward-looking statements. Forward-looking statements also often use words such as “will”, “forecast”, “potential”,
“estimate”, “expect” and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:
•changes in the market price of gold, and to a lesser extent copper and silver;
•material changes in the value of the Australian dollar, Rand and non-U.S. dollar currencies;
•high inflation, supply chain issues, volatile commodity costs and other inflationary pressures, and geopolitical tensions;
•difficulties, operational delays, cost pressures and impacts associated with the mine ramp-up at the Salares Norte operation in
Chile, including its ability to operate during the winter period, and the South Deep operation in South Africa;
•the challenges associated with replacing annual Mineral Reserve and Mineral Resource depletion, as well as growing the Mineral
Reserve and Mineral Resource base to extend the life of operations;
•changes in technical and economic assumptions underlying Mineral Resource and Mineral Reserve estimates;
•the success of the Group’s business strategy, development activities and other initiatives, particularly at the Salares Norte project;
•the ability to achieve anticipated efficiencies and other cost savings in connection with its existing asset base, as well as past and future acquisitions, combinations or joint ventures;
•reliance on outside contractors to develop projects, conduct mining and other core activities at some of Gold Fields’ operations;
•material adverse consequences arising from cyber security and cyber incidents, and the ability to protect Gold Fields’ information, communication and technology systems, including the personal data it retains;
•the ability of the Group to protect its existing and future operational technology systems, as well as the failure of such systems;
•failure to optimise and modernise operations;
•supply chain shortages and increases in the prices of production inputs;
•power cost increases, as well as unreliability of power supply, power deficits, potential total power failure in South Africa, fluctuations and usage constraints;
•current debt levels making the Group more vulnerable to adverse economic and competitive conditions;
•geotechnical challenges due to the ageing of certain mines and a trend toward mining deeper pits and more complex, often deeper underground deposits;
•the continued status of South Africa’s credit rating as non-investment grade, as well as the grey listing of South Africa by the
Financial Action Task Force, and its impact on Gold Fields’ ability to secure financing;
•difficulty controlling theft of gold and copper bearing materials and illegal and artisanal mining on some Gold Fields properties;
•the impact of occupational diseases and health epidemics;
•the ability to maintain a physically and psychologically safe, respectful and inclusive work environment;
•economic, political or social instability in the countries or regions where Gold Fields operates;
•the ability to appoint, hire and retain qualified Board members, senior leadership, technically skilled employees that make up its workforce or attain sufficient representation among marginalised or underrepresented persons in management positions or sufficient gender diversity in its workforce;
•the ability to meet environmental, social and corporate governance targets or disclosure requirements;
•compliance with extensive environmental, health and safety regulations;
•the ability of the Group to comply with expectations that it provides benefits to affected communities;
•uncertainties as to title, rights and other interests and compensation that may be payable to native title holders and other First
Nations in respect of Gold Fields’ operations in certain regions;
•the occurrence of operational disruptions such as stoppages related to environmental and industrial accidents and pollution incidents;
•increasing regulation of environmental and sustainability matters such as GHG emissions and climate change, and the impact of climate change on Gold Fields’ operations;
•the impact of climate change, which may present physical risks to Gold Fields’ operations, including from extreme weather events and increased risk of wildfires and flooding;
•the ability to obtain, renew and comply with, water use licences and water quality discharge standards, or to otherwise source the sufficient volumes and quality of water required to sustain its operations;

xviii
Forward-looking statements continued
•the occurrence of future acid mine drainage related pollution;
•the effects of a failure of a tailings storage facility;
•ageing infrastructure, unplanned breakdowns and stoppages that may delay production, increase costs and industrial accidents;
•the effects of regional cessation of dewatering at South Deep;
•the effect of various regulatory costs, such as taxes and royalties;
•the impact of legislation pertaining to mineral rights, which could impose significant costs and burdens, certain ownership requirements, the ability to successfully renew and/or retain mining rights or leases, and possible penalties or forfeiture for non-
compliance;
•actual or alleged breach or breaches of law or applicable governance processes, fraud, bribery, corruption or money-laundering that leads to censure, penalties or negative reputational impacts;
•the occurrence of adverse trade union activity, and impact of new and existing labour laws;
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
These forward-looking statements speak only as of the date they are made. Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual report might not occur and results may differ materially from those described in the forward-looking statements.

xix
GOLD FIELDS Integrated Annual Report 2024 1 2024 Gold Fields Limited Integrated Annual Report Creating enduring value beyond mining

Contents GOLD FIELDS Integrated Annual Report 2024 2 About this report 3 Who we are 5 Our purpose, strategy and values 6 Where we operate 7 Our business model 8 Maintaining good governance 10 Chairperson’s report 11 Summarised governance report 13 Our business and strategy 18 Chief Executive Officer’s report 19 Our operating environment 23 Our stakeholders 24 Material matters 27 Risks and opportunities 28 Our commitment to responsible mining 37 Building a safe and respectful workplace 38 Host communities 46 Governments 52 Environmental stewardship 57 Our performance 65 Production and cost performance 66 Financial performance 68 Performance of our operations 69 Mineral Resources and Mineral Reserves summary 79 Exploration 82 Assurance 84 Administration and corporate information 89 Chief Executive Officer’s report 19 Risks and opportunities 28 Building a safe and respectful workplace 38 Production and cost performance 66 Financial performance 68 Performance of our operations 69 About our cover The cover photo of our 2024 Integrated Annual Report (IAR) shows an employee at our South Deep mine in South Africa. The secondary photo shows our Damang pit in Ghana. Send us your feedback We value your feedback on our reporting suite. To support our efforts to report on the issues our stakeholders care about, please provide any feedback and questions to investors@goldfields.com or sustainability@goldfields.com. You can also visit www.goldfields.com and download the feedback form. linkedin.com/ company/gold-fields business.facebook.com/ GoldFieldsLTD @GoldFields_LTD instagram.com/ goldfields_ltd/ Navigation icons Further information available online Further reading available within this report Our stakeholders 24 Host communities 46 Governments 52 Environmental stewardship 57 Strategic pillar 1 Strategic pillar 2 Strategic pillar 3 Chief Executive Officer’s report 19 Mineral Resource and Mineral Reserves summary 79 Exploration 82 Discussion of our strategic pillars Deliver safe, reliable and cost-effective operations Deliver positive social and environmental impact Grow the value and quality of our portfolio of assets

About this report Our reporting suite provides our stakeholders – including our providers of capital – with Gold Fields’ (Gold Fields, the Company or the Group) progress against strategic plans, as well as our long-term prospects, as we create sustainable value for all stakeholders. Reporting scope and boundary Our 2024 IAR provides a detailed view of Gold Fields’ performance for the financial year ended 31 December 2024. It reflects on the Group’s operational, financial and non-financial performance against our three strategic pillars (p6) and how this created, preserved or eroded value for our key stakeholders (p24). Our financial reporting boundary includes the financial performance of our subsidiaries, joint ventures (JVs) and investments. It includes material information relating to our nine mines in Australia, South Africa, Ghana, Chile and Peru, as well as our Windfall project in Canada. In March 2024, the divestment of our 45% stake in Asanko Gold Mine in Ghana was finalised. All relevant information for 2024 is still included in this report. We detail our geographical footprint on p7. We have also included any material events after year-end and up to the Board approval date of 27 March 2025. The term “attributable” as it relates to production refers to 100% of our operations except for Gruyere (50%), South Deep (96.4%), Damang (90%), Tarkwa (90%) and Cerro Corona (99.5%). The term “attributable” as it relates to Mineral Reserves and Mineral Resources refers to 100% of our mines and projects, except for Gruyere (50%), South Deep (90.3%), Damang (90%), Tarkwa (90%) and Cerro Corona (99.5%). The term “managed” relating to production and Mineral Reserves and Mineral Resources refers to 100% of our mines and projects, except for Gruyere (50%). The net debt:EBITDA ratios mentioned refer to adjusted EBITDA, and we present Group and mine All-in costs (AIC) and All-in sustaining costs (AISC) in terms of the original World Gold Council (WGC) interpretation. Unless stated otherwise, non-financial data included in the report relates to eight operating mines and excludes Salares Norte (which has not yet achieved commercial levels of production) and the Windfall project. Socio-economic development (SED) spend includes spend by the South Deep trusts and the Gold Fields Ghana Foundation. We used average exchange rates of R18.33/US$1, US$0.66/A$1 and US$0.73/C$1 for 2024 (2023: R18.45/US$1, US$0.66/A$1 and US$0.74/ C$1; 2022: R16.37/US$1 and US$0.69/A$). We use guidance exchange rates of R18.50/US$1, US$0.66/A$1 and US$0.71/C$1 for 2025. No information has been restated from previous reporting periods unless otherwise specified. Reporting landscape In preparing this IAR, we applied and complied with the following frameworks, standards and acts: • Integrated Reporting Framework • Companies Act No 71 of 2008, as amended (Companies Act) • Johannesburg Stock Exchange (JSE) Limited Listings Requirements • New York Stock Exchange (NYSE) Listings Requirements • United States (US) Securities and Exchange Commission (SEC) • King IV Report on Corporate Governance for South Africa 2016 (King IV)1 • International Financial Reporting Standards (IFRS) Accounting Standards Our non-financial data has been published in accordance with the Global Reporting Initiative’s (GRI) Universal Standards. We consider that this IAR, together with additional documents available on our website, complies with the requirements of the GRI Standards. See our disclosures in accordance with the GRI Standards at www.goldfields.com/sustainability-overview.php We comply with the ICMM’s Sustainable Development Framework, Mining Principles, Performance Expectations and Position Statements. Our compliance with ICMM is addressed throughout this report and on our website, and details: • How our sustainable development policies, management standards and procedures align with the ICMM’s Mining PrinciplesRA • How we identify specific sustainable development risks and opportunities based on our review of the business and expectations of its stakeholdersRA • The systems and approaches we implemented to manage the sustainable development risks and opportunities identifiedRA • Our performance across the identified material sustainable development risks and opportunitiesRA • Our prioritisation process for validation of Performance ExpectationsRA Our ICMM Mining Principles and Performance Expectations conformance self-assessment is updated annually and can be accessed in the ESG databook. Our ICMM Mining Principles and Performance Expectations’ Self Assessment and Independent Validation Statement report can be accessed here. We take our commitment to producing gold in a responsible way seriously. To demonstrate this, we rejoined the WGC in January 2022 and endorse the Responsible Gold Mining Principles and conform with its Conflict-Free Gold Standard. Our Conformance Statement to the Conflict-Free Gold Standard, along with independent external assurance is reviewed and updated annually. It can be found here. We completed our inaugural WGC Responsible Gold Mining Principles Conformance self-assessment in 2024, which we will continue to review and update annually. The self assessment is included in our ESG databook. The independent external assurance will be disclosed on our website. 1 Copyright and trademarks are owned by the Institute of Directors South Africa NPC and all of its rights are reserved GOLD FIELDS Integrated Annual Report 2024 3 About this report Who we are Maintaining good governance Our business and strategy Our commitment to responsible mining Our performance Assurance

About this report continued Materiality The content of this report is guided by the Group’s key material themes and material matters, which could substantively impact the Group’s ability to create value in the short, medium and long term. We review and update our GRI-aligned materiality analysis annually to identify and confirm these matters. Refer to p27 for more information on how we determine our material themes and material matters. Assurance PwC Inc. provided independent reasonable assurance opinion (RA) over key sustainability information in this report, which is prepared in accordance with the GRI Universal Standards. As a member of the ICMM, we are committed to obtaining assurance in line with the ICMM Assurance and Validation Procedure. The key sustainability performance data assured by PwC Inc. in 2024 is detailed on p85 – 87. Board approval We are committed to disclosing accurate information that our stakeholders can use in their decision-making. The preparation of this report was led by senior management, with oversight from our Executive Committee and Board of Directors (Board). The IAR was submitted to the Group’s Audit Committee for review, who recommended it to the Board for approval. Gold Fields’ Board of Directors acknowledges its responsibility to ensure the integrity of the 2024 IAR. The Board believes this report addresses all matters that could materially impact the Group’s ability to create value over the short, medium and long term, including Gold Fields’ strategic objectives. The Board is also of the opinion that this report materially complies with the Company’s Memorandum of Incorporation, the relevant statutory and regulatory requirements – particularly the Integrated Reporting Framework, IFRS Accounting Standards and the Companies Act. The Board unanimously approved the 2024 IAR on 27 March 2025. Yunus Suleman Chairperson To view our disclaimer on forward-looking statements contained in this IAR, visit www.goldfields.com/disclaimer.php Refer to our website for the definitions used in preparing assured information: https://www.goldfields.com/sustainability- performance.php For our glossary of terms, refer to p150 – 157 of the Annual Financial Report. Reporting suite Integrated Annual Report Our primary report to stakeholders, detailing the Group’s value creation story over time Governance and Remuneration Report Outline of our governance philosophy, remuneration policies and implementation approach Notice of Annual General Meeting The resolutions to be tabled to shareholders at our Annual General Meeting (AGM) Annual Financial Report Our Directors’ Report, Audit Committee Report and Annual Financial Statements, fulfilling our statutory financial reporting requirements Mineral Resources and Mineral Reserves Supplement Detailed technical and operational information relating to our mines and growth projects Climate Change and Environment Report Our Climate Change and Environment Report in alignment with the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD) Report to Stakeholders An overview of our contributions to our key stakeholders, as well as recent developments impacting these relationships GRI Content Index GRI Content Index cross-references to the ICMM Principles, United Nations (UN) Global Compact Principles, UN SDGs and the Value Reporting Foundation (to be published in April 2025) Form 20-F Our annual report on Form 20-F filed with the US SEC as a foreign private issuer trading on the NYSE Gold Fields’ reporting suite can be accessed online at www.goldfields.com/2024-annual-report-suite.php and is also available in PDF format. GOLD FIELDS Integrated Annual Report 2024 4 United Nations Sustainable Development Goals As a responsible gold miner, we believe we can create lasting socio-economic value for our people, host communities and governments. The Sustainable Development Goals (SDGs)  – a universal call to action to end poverty, protect the planet and ensure that by 2030 all people enjoy peace and prosperity – are key to our purpose of creating enduring value beyond mining. While we recognise the equal importance of all 17 SDGs, we prioritise 12 where we believe we have the greatest ability to deliver meaningful impact. About this report Who we are Maintaining good governance Our business and strategy Our commitment to responsible mining Our performance Assurance

GOLD FIELDS Integrated Annual Report 2024 5Salares Norte, in Chile’s Atacama province, is the newest mine in the Gold Fields portfolio Our purpose, strategy and values 6 Where we operate 7 Our business model 8 In this section Who we are Gold Fields is a globally diversified gold producer with nine mines in Australia, South Africa, Ghana, Chile and Peru, and one project in Canada. About this report Who we are Maintaining good governance Our business and strategy Our commitment to responsible mining Our performance Assurance

Our purpose, strategy and values GOLD FIELDS Integrated Annual Report 2024 6 These elements drive our behaviour as we work to share the value created by our activities with our stakeholders. Why we exist Gold Fields is a global gold mining company with a purpose to create enduring value beyond mining in everything we do. This is the legacy we want to leave, and we aim to create positive and sustainable value for employees, communities, capital providers, governments and business partners that will last beyond the closure of our mines. Strategic pillar 1 Strategic pillar 2 Strategic pillar 3 Deliver safe, reliable and cost-effective operations Deliver positive social and environmental impact Grow the value and quality of our portfolio of assets In simple terms, we want to get the most out of our current mines through safe, predictable, cost-effective and responsible production. We use innovative ideas and technology, and leverage the expertise of our people to maximise the potential of the mines we currently own. Sustainability has long been part of Gold Fields’ way of doing business, and we have sought to integrate environmental, social and governance (ESG) matters into the operational and financial management of our operations. We strive to take care of the environment while we mine, create value for our stakeholders, meaningfully invest in our host communities and adhere to the highest ethical standards. We continue to improve the quality of our portfolio by adding low-cost, long-life assets that will enable us to create value sustainably, through the cycles. Simultaneously, we are investing in our existing operations to ensure their continued sustainability, productivity and longevity. How we will measure ourselves Our 2035 aspirations Safety and wellbeing We have eliminated serious injuries and fatalities and, delivering on our commitment that everyone goes home safe and well and are enhancing quality of lives. People culture and capability We are a diverse and inclusive team, proudly embodying the Gold Fields values and culture. Together, we grow our capabilities and potential to deliver meaningful impact. Social and environmental performance We are consistent in delivering on our sustainability commitments. Our communities and stakeholders recognise and trust us for our purpose-led social impact and nature- positive performance that aims to enhance lives. Safe, reliable, cost-effective operations Our operations and projects are safe, reliable and cost effective, and are being operated to their full potential for value. Asset quality We deliver strong returns and actively improve and grow the value and quality of our portfolio through acquisition, discovery, development, divestment and closure of operations. Results Our strategy has and will continue to deliver leading social and financial results and our communities and stakeholders are sharing in our success. Our values underpin everything we do, every day, to deliver safe reliable production, and guides our behaviour as we built a high-performance culture welcoming to everyone. Explore strategic pillar 1 on p19, 28 – 45, and 66 – 78. Explore strategic pillar 2 on p24 – 26, and 46 – 64. For more information on our portfolio and growth strategy, refer to p82. Explore strategic pillar 3 on p19 and 79 – 83. How we will get there Our strategic pillars How we will act along the way Our values About this report Who we are Maintaining good governance Our business and strategy Our commitment to responsible mining Our performance Assurance

Where we operate GOLD FIELDS Integrated Annual Report 2024 7 Chile Salares Norte, our newest copper-silver mine, will be among the prospective lowest- cost mines globally. Salares Norte: Gold-silver open- pit mine with 11-year LOM Peru Cerro Corona – located high in the Andes mountains – is the only mine in our portfolio with copper as a by-product. Cerro Corona: Open pit with gold-copper flotation plant with six-year LOM South Africa South Deep is one of the deepest, bulk-mechanised mines in the world, and one of our four multi-decade assets, with substantial resources and a long life. South Deep: Underground operation with 85-year LOM2 Australia Our mines in Australia account for almost half of Group production, and comprise low- cost, long-life mines. We also have a strong pipeline of projects to ensure Mineral Reserves replacement and life extension. Gruyere: (50/50 JV with Gold Road Resources) One active open-pit operation and an eight- year LOM Granny Smith: One active underground operation with 10- year LOM Contribution to Group attributable production Canada The Windfall project is among the largest gold deposits in Canada, and the top 10 gold deposit globally by head grade. Windfall: Underground gold project. Development dependent on environmental approval and feasibility study1 Gold Fields is a globally diversified gold producer with nine mines in Australia, South Africa, Ghana, Chile and Peru, and one project in Canada. We had total attributable annual gold-equivalent production of 2.1Moz in 2024, Proved and Probable gold Mineral Reserves of 44.3Moz, and Measured and Indicated Mineral Resources of 30.4Moz (excluding Mineral Reserves (EMR)) and Inferred Mineral Resources EMR of 11.6Moz. Our shares are listed on the JSE and our American depositary shares trade on the NYSE. 2024 2023 Safety Fatal incidents 2 2 Serious injuries 3RA 6 Workforce Employees 6,560 6 6,297 Contractors 16,330 15,229 Attributable production (koz) 2,071 2,304 AIC (US$/eq-oz) 1,873 1,512 Adjusted free cash-flow (FCF) (US$m)3 605 367 Gold Mineral Resources (Moz)4 42.00 40.50 Gold Mineral Reserves (Moz)5 44.30 44.60 Carbon emissions (kt CO2e) 2,455 2,582 Gender diversity (% of total) 25RA 25 Life-of-mine (LOM) is as of 31 December 2024, reported under the SAMREC Code and the US SEC’s S-K regulation, and only includes Mineral Reserves 1 LOM to be determined after feasibility studies 2 Based on a maximum Reserve scheduled production of 11 tons of gold per year 3 Cash-flow from operating activities less net capital expenditure, environmental payments and lease payment 4 Attributable, Measured, Indicated and Inferred Gold Mineral Resources EMR, excluding Asanko 5 Attributable Proved and Probable gold Mineral Reserves, excluding Asanko 6 Includes Windfall Ghana We have two operations in Ghana, including Africa’s largest open-pit gold mine. Tarkwa: Open-pit mine with 11-year LOM Damang (currently processing stockpiles) St Ives: Two underground and two open-pit active operations, with nine-year LOM Agnew: Three active underground operations with five-year LOM About this report Who we are Maintaining good governance Our business and strategy Our commitment to responsible mining Our performance Assurance

Our business model Inputs Resource constraints The resources we rely on Human capital (p38) The collective knowledge, skills and expertise of our employees and contractors. • 6,560 employees (2023: 6,297) and 16.330 contractors (2023: 15,229) • US$12.3m spent on training and development (2023: US$8.8m) • US$498m paid in wages, benefits and bonuses (2023: US$453m) • A refined organisational structure to provide stronger functional leadership, guidance and support to our operations • A culture that encourages us to be one, caring, inclusive and empowered team; create a safe and respectful workplace; encourages us to work together; and unlocks potential through learning and innovation • Maintaining a workplace culture that holds safety, diversity and inclusivity, and respect at its core • Attracting, developing and retaining top skills in a highly competitive environment • Employing and developing people from our host communities • Ensuring we have the right leadership skills and succession planning in place to deliver on our strategy Intellectual capital (p38) The intellectual assets that inform our strategic objectives, drives innovation and efficiencies, and supports risk management. • US$1,930 per employee invested in training (2023: US$1,400) • An asset optimisation (AO) programme aimed at identifying opportunities across the business • Group-wide job architecture detailing knowledge, skills, qualifications, behavioural and technical competencies required for all roles • Retaining the right skills, experience and knowledge to meet the needs of an increasingly mechanised, modernising and automated mining industry • Ensuring a well-balanced and effective Board, through succession planning for non- executive directors (NEDs) Natural capital (p57) We rely on access to land to extract gold, copper and silver resources, and on water security and reliable energy supply for our mining and processing activities. • 44.3Moz gold attributable Mineral Reserves (2023: 44.6Moz) • 42.0Moz gold attributable Mineral Resources EMR (2023: 40.5Moz) • 14.4PJRA energy consumed (2023: 14.0PJ) • 18.0GLRA water withdrawn (2023: 18.3GL) • Mitigating our greenhouse gas emissions and managing the impact of climate change on our operations and host communities • Reducing Group carbon emissions cost-effectively and increasing renewable energy sources while maintaining business sustainability • Operating in water-stressed regions and securing a steady power supply while managing the increased cost of energy • Replacing depleted Mineral Reserves Social and relationship capital (p46) The quality of our stakeholder relationships supports our sustainability and licence to operate. • Distributed US$4.2bnRA to national economies, of which 35%RA (US$1.27bnRA) remained with our host communities • US$16.61mRA invested in SED programmes and projects in our host communities (2023: US$17m) • 2,052 stakeholder engagements with our host communities and governments (2023: 2,042) • Extensive one-on-one engagements with our shareholders, bond investors and analysts • Addressing the trust gap between governments, communities and mining companies • Navigating skills constraints in host communities as we seek to source employees from these communities • Sharing access to water with neighbouring communities • Navigating pressures on companies to address major societal issues • Managing constraints in local government capacity and resources in emerging countries Financial capital (p66) Banks, shareholders and bondholders provide our financial capital, on top of the cash generated by our operations, which enables us to create value across all capitals. • US$5,367m total equity (2023: US$4,620m) • US$605m adjusted FCF generated (2023: US$367m) • Sustainability-linked loans to refinance a US$1.2bn revolving credit facility and extend a A$500m syndicated credit facility • Managing the impact of market sentiment and geopolitical developments on key cost drivers • Investing in our mines to ensure safe, reliable and cost effective production while concurrently investing in their growth and extension of life • Considering strategic investment and divestment opportunities Manufactured capital (p69) Our mines and our ongoing investment in machinery, equipment, technology, and information and communications technology infrastructure enable us to deliver our products. • Nine operating mines and one project • US$1,183m capital expenditure (capex) (2023: US$1,055m) • US$849m sustaining capital and US$334m growth capital (2023: US$692m; US$363m) • Maintaining and monitoring ageing infrastructure at our older mines • Modernising and digitising our mines while reducing costs • Ensuring our people are equipped to work in an increasingly automated and digitised work environment GOLD FIELDS Integrated Annual Report 2024 8 About this report Who we are Maintaining good governance Our business and strategy Our commitment to responsible mining Our performance Assurance

Our business model continued GOLD FIELDS Integrated Annual Report 2024 9 Business processes How we create value Outputs What we produce Our diversified portfolio across six countries creates value through: 2.07Moz attributable gold- equivalent production (p66) (2023: 2.30Moz) 22kt attributable copper production (p79) (2023: 27kt) 145koz attributable silver production (p86) 138Mt mining waste produced 1,632kt CO2 Scope 1 and 2 emissionsRA (p59) Exploration Our near-mine and selected greenfields exploration, some of which are in partnership with junior miners, focuses on resource extension to enhance the long- term sustainability of our portfolio. Development We invest in developing projects that improve the cost and production profile of our portfolio. Mining We extract gold, silver and copper-bearing ore from open-pit and underground mines through mechanised processes – either by our own teams or by contractors. Processing We generate additional value through the physical and chemical processing of ore, which results in semi-pure gold dor&eacute; and copper-gold concentrate. The dor&eacute; is externally refined into gold bullion. Mine closure We seek to responsibly manage mine closure and optimise our closure liabilities through integrated closure planning and progressive rehabilitation. Post-closure social and economic sustainability requires consultation with and investment in impacted communities during the LOM. Outcomes The value we create, preserve or erode Positive outcomes Negative outcomes Being addressed Strategic pillar 1 Strategic pillar 2 Strategic pillar 3 Two fatalities, and a further non-operational fatality that occurred off-site ZeroRA new cases of Silicosis submitted to health authorities ThreeRA serious injuries Continued investment in South Deep, South Africa’s largest bulk, mechanised, underground gold mine Increased use of real-time data and artificial intelligence (AI) to analyse it, enabling decisions that facilitate safer and more productive mines Increased use of remote mining and collision avoidance at South Deep, and our Ghanaian and Australian mines, which remove people from potentially dangerous areas US$510m paid in interest and dividends 24% increase in AIC, largely due to lower gold sold, additional gold inventory charges, higher sustaining capex and increased royalties Net debt increased to US$2,086m, but still below our target Shareholder return of 26.5% over the five- year period to 31 August 2024 (dividends reinvested) – number 7 ranking in the Sunday Times Top 100 companies award Total dividend of R10/share South Deep’s backfill issues in H1 2024 slowed production, but recovered in H2 Zero serious environmental incidents, maintaining the trend since 2018 Recycled/reused 74%RA of water withdrawn and reduced our freshwater withdrawal by 23% against a 2018 baseline Achieved an A- score in the CDP’s Water Disclosure Project Achieved greater energy supply security and reduced energy costs 1,632kt CO2eRA Scope 1 and 2 emissions – 4% below the 2016 base year The Board approved a renewable power project at St Ives – the largest in the Group’s portfolio. Construction started in mid-2024 Commenced construction to expand Granny Smith’s solar plant Obtained approval for the environmental impact assessment for in-pit tailings deposition at Cerro Corona All mines implemented at least 80% of their progressive rehabilitation plans 41 community grievances, of which 92% were resolved within the agreed timeframe 52%RA of our workforce are from host communities 41%RA (or US$1,121mRA) of total procurement costs spent with host community enterprises 11,017 in host community mining value chain jobs US$662mRA paid to governments in taxes, royalties and dividends 25%RA of our employees are women, including women in leadership (2023: 25%) against a target of 30% by 2030 Salares Norte commenced production and delivered first gold – a significant milestone in a 13-year journey Invested US$84m in near-mine exploration (including the Windfall project) Acquired 100% of the outstanding shares of Osisko Mining, giving Gold Fields full ownership and control of the Windfall project and its entire exploration district Delay in obtaining the requisite approvals from the government of Ghana to move ahead with the proposed Tarkwa/ Iduapriem JV Mineral Reserves down 0.7% net of depletion US$641m in gross mining closure liabilities (including the Windfall project) Investment in junior miners to expand greenfields exploration Disposal of non-core assets, including a 24% interest in Rusoro and a 45% in Asanko Deliver safe, reliable and cost-effective operations Deliver positive social and environmental impact Grow the value and quality of our portfolio of assets SDGs affected Capitals affected SDGs affected Capitals affected SDGs affected Capitals affected About this report Who we are Maintaining good governance Our business and strategy Our commitment to responsible mining Our performance Assurance

GOLD FIELDS Integrated Annual Report 2024 10Employees, a revegetated tailings dam and a pit at our Tarkwa and Damang mines in Ghana Chairperson’s report 11 Summarised governance report 13 Board of Directors 14 Our governance structure 16 Key Board focus areas for 2024 17 In this section Maintaining good governance Gold Fields’ foundation is built on strong ethics, fostering a culture of integrity and transparent reporting to strengthen trust, enhance our reputation and create sustainable value. About this report Who we are Maintaining good governance Our business and strategy Our commitment to responsible mining Our performance Assurance

Chairperson’s report Dear stakeholders During 2024, the Board continued to provide oversight over delivery of the Company’s strategy, which has three priorities: to deliver safe, reliable production; deliver positive social and environmental impact; and improve the value and quality of the Gold Fields portfolio. Tragically, we were once again not able to eliminate serious injuries and fatalities. We recorded one non-operational and two operational fatalities, Khathutshelo Khaukanani from South Deep and Eli Kelly from St Ives, during the year, and our condolences go out to the families, friends and colleagues of those who passed away. There is now a stronger impetus for improvement, and the Board and management remain deeply committed to delivering on our safety guarantee to our people. Supported by the Board, the Group’s management team initiated a comprehensive, independent review of our safety processes and, subsequently, started implementing a comprehensive safety improvement plan. We are already seeing early results – but, as always, we need to remain vigilant. Our commitment includes the psychological health and wellbeing of our people, which is key to building safer, more inclusive and respectful workplaces. The Board is confident that the range of programmes and actions being undertaken to address the concerning findings of the independent culture review conducted by Elizabeth Broderick & Co (EB&Co), concluded in 2023, are making an impact. We will continue monitoring the Group’s progress against these commitments. Responsible mining is fundamental to how Gold Fields does business. As such, we have sought to integrate environmental and social matters into our operational management. Our guiding principles are to create value for our stakeholders, meaningfully invest in our host communities, take care of the environment, and adhere to the highest ethical standards. We sought to embed these priorities in the Group’s strategy because they are key to the sustainability of the business and lead to better outcomes for our stakeholders. Our investment in renewable energy sources, for example, ensures security of electricity supply to our operations in Australia and South Africa and will lead to lower energy costs in the long term. Similarly, seeking out and retaining a diverse and talented workforce widens the pool from which we can draw the right skills and experience to support our business. Business practice has shown that it also leads to better decision-making, increased innovation and, ultimately, better outcomes for our stakeholders. At a time when concepts such as ESG and diversity, equity and inclusion are facing scrutiny in certain jurisdictions, the Board and management reaffirm our commitment to these matters. Turning to the Company’s financial and operational performance, regrettably, we had to revise our production and cost guidance twice in 2024, and the market held us accountable for this. While we successfully met our annual revised guidance with an improved production performance in H2 2024, the Board has stressed the imperative that Gold Fields upholds its strong track record of consistently delivering on guidance. Salares Norte was a particular focus of the Board and management’s attention after revising its production forecast multiple times since 2023. Clearly the adverse weather conditions experienced in northern Chile made the start-up difficult, but we are pleased to see that the ramp-up that commenced in September 2024 is finally on track to deliver steady-state production by Q4 2025 and for the full year in 2026. This will come with costs which should markedly lower the Group average. Pleasingly, the strong second half performance of the portfolio enabled the Company to generate solid cash-flows and reward shareholders with a record dividend of R10/share. Looking ahead, the Board believes Gold Fields presents a compelling long-term investment opportunity for current and future investors. It offers near-term growth alongside a strong pipeline of development and exploration projects that we believe will deliver sustainable returns for this decade and beyond. The Group’s multi-decade assets – St Ives, South Deep, Tarkwa and Windfall – have sufficient Mineral Reserves and Mineral Resources to underpin production well into the mid-2030s. With Tarkwa’s proposed JV with Iduapriem and the Windfall project’s pending environmental approval and Board endorsement, all four assets are expected to remain significant contributors to our portfolio for well over a decade. GOLD FIELDS Integrated Annual Report 2024 11 “The Board believes Gold Fields presents a compelling long- term investment opportunity for current and future investors. It offers near-term growth alongside a strong pipeline of development and exploration projects that we believe will deliver sustainable returns for the decade and beyond.” Yunus Suleman About this report Who we are Maintaining good governance Our business and strategy Our commitment to responsible mining Our performance Assurance

Chairperson’s report continued The newest mine in our portfolio, Salares Norte, has the potential to become a multi-decade asset if ongoing exploration efforts successfully identify additional Mineral Resources to extend its current 11-year LOM. Further growth potential exists at the Windfall project, which was acquired with an extensive exploration portfolio. Beyond this, the Group’s growth strategy is aimed at maintaining a production profile of 2Moz – 3Moz well into the next decade. This will be achieved through a focus on greenfields and brownfields exploration, coupled with bolt-on mergers and acquisitions (M&A). The acquisition of Osisko Mining during 2024, which consolidated control of the highly prospective Windfall project, and the proposed Tarkwa/Iduapriem JV are examples of the bolt-on merger approach the Board is encouraging to ensure the longer- term growth of the portfolio. In determining future investments, the Board applies the Gold Fields Capital Allocation Framework, which prioritises maintaining the Company’s investment grade credit rating, spending the necessary capital to ensure safe and reliable production, and paying a base dividend. Only after these priorities are met will discretionary growth investments be considered – and even then, these investments will be weighed against offering additional returns to shareholders. As the Group’s strategy, growth and context evolve, it is critical that Gold Fields’ leadership, both at Board and at senior management level, reflect these changes. It is therefore critical that we proactively implement structured succession plans, both at Board and at executive level, to ensure the integration of fresh perspectives and diverse expertise into our leadership structures. In making appointments, the Board also seeks to ensure adequate diversity in race, gender, culture, age, skills, and geographic and academic backgrounds. During 2024 and in early 2025, the Board revised its committee structures and memberships to oversee and support management in delivering our strategy. In August 2024, we appointed two NEDs, Zarina Bassa and Shannon McCrae, to strengthen the Board’s financial, as well as mining and geological, expertise. Our work continued in 2025, with the February announcement that two long-serving members of the Board, Steven Reid and Peter Bacchus, will retire at the Company’s AGM in May 2025. As a result of their retirement, further changes to Board committee memberships are being instituted. For more information on proposed changes to committee composition effective 28 May 2025, refer to p20 of our Governance and Remuneration Report. Several critical leadership changes also took place at executive level. Notably, on 1 January 2024, Mike Fraser assumed the role of Chief Executive Officer (CEO), succeeding Martin Preece, who was appointed Chief Operating Officer (COO). On 1 March 2025, Alex Dall was appointed permanent Chief Financial Officer (CFO) and executive director following his tenure as Interim CFO when Paul Schmidt retired in April 2024. Two other senior executive appointments were also announced during the year, and the Board is confident this leadership team will enable the delivery of leading operational, social and financial results. The Board also oversaw a critical change in Gold Fields’ organisational structure: the transition from a three-layered (Group, regions, operations) structure to a two-layered (Group, operations), functional guidance organisational structure. We believe this change will deliver standardised ways of working and greater agility as the Group portfolio expands into new jurisdictions. It has already enabled stronger functional leadership, guidance and support for our operations, which remain ultimately accountable for safe, cost-effective and sustainable delivery. The Company’s Remuneration Policy, as outlined in the Governance and Remuneration Report, reflects our corporate strategic priorities – in particular, our people policies and approaches. In conclusion, I would like to express my appreciation to my fellow directors, many of whom have been on the Board with me for several years. Secondly, I want to thank the executive leadership team for keeping the ship steady amid some extensive internal changes and a complex external environment. Finally, I want to thank the almost 23,000 employees and contractors of Gold Fields for ensuring we continue to create enduring value for all our stakeholders. Yunus Suleman Chairperson GOLD FIELDS Integrated Annual Report 2024 12 About this report Who we are Maintaining good governance Our business and strategy Our commitment to responsible mining Our performance Assurance

Summarised governance report Our Board serves as the Group’s highest governing body and is responsible for overseeing the execution of the Group’s strategy while upholding sound principles of corporate governance; protecting our employees’ safety and wellbeing and our host communities’ interests; and acting as a responsible corporate citizen. How good governance creates value We believe good governance directly contributes to our sustainability as a business. The Board advances our purpose – creating enduring value beyond mining – by supporting value creation through good governance as set out below. How our Board supports value creation Setting the tone for a culture of integrity and responsible corporate citizenship that are anchored in the Group’s purpose and values and reflected in how we make decisions and reward performance. Approving Gold Fields’ robust strategy, along with strategic direction and goals that drive sustainability while balancing stakeholder interests. Advancing fair remuneration by ensuring executive pay is equitable, responsible and aligned with Gold Fields’ strategy, promoting business performance on a strong cultural foundation. Driving inclusive stakeholder engagement based on transparency and ongoing consultation, as well as collaborative and informed decision-making, while also overseeing our reporting and disclosure to allow stakeholders to make informed assessments of our performance and impact. Creating a safe and healthy work environment by upholding our guarantee that everyone who works at Gold Fields goes home safe and well every day and ensuring adequate oversight of physical and psychological safety. Rigorously ensuring regulatory compliance and adherence to laws, regulations and the adopted rules, codes and standards and the highest levels of corporate governance. Delivering on our commitment to sustainability, with an emphasis on overseeing community impact and value creation, as well as health, safety and environmental performance through Board committees. We bolster our governance approach by aligning our processes, practices and structures with King IV and, as set out on p3, we also subscribe to, align with or are a member of several other international standards and guidelines. Our King IV application register, which follows the disclosure and application approach, is included in our Governance and Remuneration Report. Ensuring we do business ethically Gold Fields’ foundation is built on strong ethics, driven by our Board and committees, fostering a culture of integrity, ethical decision-making and transparent reporting. We believe this foundation strengthens trust, enhances our reputation and creates sustainable value. We have robust mechanisms in place to ensure ethical conduct, regulatory compliance and the entrenchment of good governance principles across the business. 1. Legal and compliance We proactively manage legal, regulatory and reputational risks through a robust governance and compliance framework. We review our legislative and regulatory environment, and conduct detailed risk assessments to identify key focus areas. We implement robust controls to eliminate or mitigate identified risks and ensure compliance. 2. Audit and risk The Board determines the risk appetite for the Group, while management is responsible for defining the measures that will be used to assess appetite status and embedding these in business performance management and reporting. Our Risk Committee reviews management reports on the status of key risks and opportunities, which are reported to the Board regularly. The Board supports management in ensuring that risk exposures are maintained within appetite and in highlighting and addressing unacceptable exposures where necessary. Our Audit Committee oversees the combined assurance process implemented by the Risk and Internal Audit teams. The risk appetite guidance from the Board, along with management’s opinion on key risk status, determines assurance priorities, and the internal audit team ensures that the necessary internal controls are in place to maintain risk exposures to within appetite. The Audit Committee ensures the integrity of Gold Fields’ accounting records and financial statements, and is supported by the Company’s external auditors. PwC have been the Company’s auditor since 2019. 3. Code of Conduct and confidential hotline Our Code of Conduct reflects Gold Fields’ values and shapes how we operate, and extends to our supply chain. Employees receive the Code during onboarding and participate in training. Our Code of Conduct will be comprehensively reviewed, refreshed and updated in 2025. A confidential hotline is available to all employees and stakeholders across regions, backed by the Group’s Whistleblower Policy. During the year, we started a review of our confidential hotline process to align to the current environment, integrate it with the Code of Conduct, ensure secure incident reporting and promote effective and confidential handling of matters. 4. Commitment to leading practice We uphold and promote continuous improvement in ethical, responsible mining and are guided by a range of international standards and industry best practices. This includes, among others, legislation and regulations of the countries in which we operate, the requirements of King IV, the UN Guiding Principles on Business and Human Rights, and the requirements of the Task Force on Climate-related Financial Disclosures (TCFD). GOLD FIELDS Integrated Annual Report 2024 13 About this report Who we are Maintaining good governance Our business and strategy Our commitment to responsible mining Our performance Assurance

Board of Directors as at 27 March 2025 Yunus Suleman Steven Reid Alhassan Andani Peter Bacchus Zarina Bassa Maria Cristina Bitar Terence Goodlace Shannon McCrae Jacqueline McGill Philisiwe Sibiya Carel Smit Mike Fraser Alex Dall Independent non-executive directors Yunus Suleman (67) Chairperson of the Board and the Nominating and Governance Committee BCom, University of Durban Westville; BCompt (Hons), University of South Africa (UNISA); CA(SA); CD(SA) Appointed to the Board: Director, 2016; Chairperson, 2022 Steven Reid (69) LID and Chairperson of the Remuneration Committee BSc (Mineral Engineering), South Australian Institute of Technology; MBA, Trium Global Executive; ICD.D, Institute of Corporate Directors Appointed to the Board: 2016; to retire in May 2025 Alhassan Andani (64) Chairperson of the Technical Committee MA (Banking and Finance), Finafrica Institute, Italy; BSc (Agriculture), University of Ghana Appointed to the Board: 2016 Peter Bacchus (56) Chairperson of the Risk Committee and the Strategy and Investment Committee MA (Economics), Cambridge University; member of the Institute of Chartered Accountants, England and Wales Appointed to the Board: 2016; to retire in May 2025 Zarina Bassa (60) Independent NED CA(SA); Postgraduate Diploma in Accounting, University of Durban Westville; BAcc, University of Durban Westville Appointed to the Board: 2024 Maria Cristina Bitar (55) Independent NED BA (Economics), Dartmouth College; MBA, Universidad de Chile and Tulane University Appointed to the Board: 2022 Terence Goodlace (65) Chairperson of the Safety, Health and Sustainable Development (SHSD) Committee MBA (Business Administration), University of Wales; BCom, UNISA; NHDip and NDip (Metalliferous Mining), Witwatersrand Technikon; MDP, University of Cape Town Appointed to the Board: 2016 Shannon McCrae (53) Independent NED BSc (Geology) (Hons), University of Western Ontario; P.Geo, Ontario; ICD.D, Directors' Education Programme, Institute of Corporate Directors Appointed to the Board: 2024 Jacqueline McGill (57) Chairperson of the Social, Ethics and Transformation (SET) Committee MBA, La Trobe University; BSc (Ext Metallurgy), Murdoch University; Honorary Doctorate, Adelaide University Appointed to the Board: 2021 Philisiwe Sibiya (48) Chairperson of the Audit Committee BCom (Hons), University of Natal; CA(SA) Appointed to the Board: 2021 Carel Smit (62) Independent NED Higher Diploma in Tax Law, University of the Witwatersrand; BCompt and CTA, University of the Free State; CA(SA) Appointed to the Board: 2023 Executive directors Mike Fraser (59) CEO BCom, MBL (Unisa), AMP (Harvard) GAICD Appointed to the Board: executive director and CEO – 1 January 2023 Alex Dall (37) CFO CA(SA), Bachelor Business Science, PGDA, University of Cape Town Appointed to the Board: Interim CFO – 2024; Executive Director and CFO – 2025 Following Paul Schmidt’s retirement effective 30 April 2024, Alex was appointed Interim CFO until his appointment as permanent CFO effective 1 March 2025. Refer to our Governance and Remuneration Report for detailed CVs of our Board of Directors. GOLD FIELDS Integrated Annual Report 2024 14 About this report Who we are Maintaining good governance Our business and strategy Our commitment to responsible mining Our performance Assurance

Board of Directors continued Board profile (as at 27 March 2025) Gold Fields’ Memorandum of Incorporation mandates a Board of between four and 15 directors. Currently, the Board comprises 13 directors – two executive directors and 11 independent NEDs. Since the Company’s inception in 1998, the Board has maintained a majority of independent NEDs. Our Memorandum of Incorporation is available online. Guided by the Nominating and Governance Committee, the Board appoints reputable individuals with recognised competence, experience and a commitment to dedicating sufficient time to the Company as independent directors. Each director offers relevant knowledge, technical expertise and business acumen, ensuring independent judgement in Board discussions and decisions. The Nominating and Governance Committee ensures the Board has adequate diversity in race, gender, culture, age, field of knowledge, skills, experience, business expertise and geographic and academic backgrounds. The Board strongly supports the Group’s diversity targets, including 30% female representation among the workforce by 2030. The Board also adopted a Board Diversity Policy, which commits to a target of 40% female representation at a Board level. We are currently at 38%. The composition of the Board’s committees was reviewed and approved at the November 2024 and February 2025 Board meetings. Board size and turnover Age Tenure Independence Nationalities GOLD FIELDS Integrated Annual Report 2024 15 Race diversity Gender diversity About this report Who we are Maintaining good governance Our business and strategy Our commitment to responsible mining Our performance Assurance *  African, Coloured and Indian Director movement over the past five years: 6 non-executive directors appointed 4 non-executive directors resigned or retired 4 executive directors appointed 4 executive directors resigned or retired

Our governance structure Board overview The Gold Fields Board, as the Group’s highest governing authority, holds ultimate responsibility for ensuring adherence to sound corporate governance standards. It oversees business decisions and judgements, ensuring they are made with integrity, care, skill and diligence. The Board’s objectives and responsibilities are outlined in its Charter. Each Board committee operates in accordance with its terms of reference. Composition of the Board Board committees Yunus Suleman Chairperson 11 independent non-executive directors Gold Fields has 11 independent NEDs who operate independently of management. Their role is to monitor and provide independent oversight, ensuring effective governance and safeguard the interests of the Company and its stakeholders – with a particular focus on shareholders, including minority shareholders. Yunus Suleman provides overall leadership to the Board, ensuring collective responsibility for decisions while recognising the individual duties of Board members. He guides the Board’s focus on strategic matters, oversees the Group’s business, and upholds high governance standards. Additionally, he plays a key role in enhancing the effectiveness of the Board and its directors. The roles of Chairperson and CEO are distinct and remain separate. Executive directors Mike Fraser Chief Executive Officer Steven Reid Lead Independent Director Mike Fraser leads all aspects of the Group’s operations by executing the strategy, focusing on long-term goals, growth, profitability and maximising return on investment. Alex Dall Chief Financial Officer Steven Reid provides leadership and counsel to the Board, supporting but not undermining the authority of the Chairperson. In the Chairperson’s absence, inability to perform duties, or when their independence is in question, the Lead Independent Director steps in to fulfil the Chairperson’s responsibilities as needed. Following Paul Schmidt’s retirement on 30 April 2024, Alex Dall served as Interim CFO and was appointed permanent CFO effective 1 March 2025. Alex oversees all finance activities at Gold Fields, including planning, implementation, budgeting, forecasting, business planning and negotiations. The Board assessed its 2024 performance and effectiveness through an internal assessment, which concluded that it was fully functional and satisfactorily discharging its duties as set out in the Board Charter. Refer to our Governance and Remuneration Report for more information on our governance structure. GOLD FIELDS Integrated Annual Report 2024 16 Nominating and Governance Committee Yunus Suleman Chairperson Safety, Health and Sustainable Development Committee Terence Goodlace Chairperson Risk Committee Peter Bacchus Chairperson The Committee oversees the Group’s corporate governance framework, Board composition, appointments and succession planning. The Committee oversees the effectiveness of the Company’s safety, occupational health and sustainable development programmes. It keeps the Board informed on objectives, compliance and standards. The Committee monitors SHSD performance across the Group, approves related policies and standards and ensures operations align with national and international regulations and best practices. The Committee ensures effective risk management policies and that strategies are in place to ensure management identifies, manages and mitigates risks with Board-approved risk parameters. Audit Committee Philisiwe Sibiya Chairperson Technical Committee* Alhassan Andani Chairperson Strategy and Investment Committee Peter Bacchus Chairperson The Committee holds decision-making authority over its statutory duties and is accountable to the Board and shareholders. It oversees the Group’s financial affairs and reporting, monitors the suitability and independence of external auditors and ensures the effectiveness of combined assurance and Group Internal Audit. The Committee monitors, reviews and evaluates matters relevant to operational performance and projects. * Previously the Capital Projects, Control and Review Committee The Committee considers and recommends strategic, organisational and structuring options for the Group to the Board, including investment and divestment opportunities. Remuneration Committee Steven Reid Chairperson Social, Ethics and Transformation Committee Jacqueline McGill Chairperson Executive Committee Mike Fraser Chairperson The Committee assists the Board in fulfilling its responsibilities regarding the Company’s remuneration practices and annual reporting, in line with applicable rules and regulations. It ensures the Group’s remuneration practices are fair, responsible and equitable, with executive remuneration directly linked to Group performance. The Committee holds decision-making authority over its statutory obligations and is accountable to the Board and shareholders. It assists the Board in overseeing social, ethics, security, labour, transformation, community, anti-corruption, land (in a social context), human rights and stakeholder relationships. The Executive Committee develops strategies and policy proposals for Board consideration, reviews Gold Fields’ performance against strategic objectives and supports the Board in fulfilling the Group’s disclosure obligations. The Executive Committee is not a Board committee. About this report Who we are Maintaining good governance Our business and strategy Our commitment to responsible mining Our performance Assurance

Key Board focus areas for 2024 Tragically, we fell short of our commitment to zero fatalities and serious injuries in 2024, with two fatalities and three serious injuries at our operations. We extend our deepest condolences to the families, friends and colleagues affected. The recurrence of serious injuries and fatalities is unacceptable, prompting an independent review of our safety leadership, processes and systems. While the review highlighted strong practices, it also identified areas for improvement, forming the foundation of our multi-year safety improvement plan. The Board remains actively involved in overseeing the plan’s implementation and impact, supporting engineering and technical solutions to enhance safety. Additionally, we continue efforts to foster respectful and inclusive workplaces, with progress made on recommendations from the 2023 Respectful Workplace review. We made significant progress in 2024 in building a structured and well-resourced foundation to achieve near-term targets and long-term aspirations. The Board oversaw a major organisational shift from a three-layered model (Group, regions, operations) to a two-layered global functional guidance model (Group, operations), which has been successfully implemented with ongoing integration efforts. This new structure enhances functional leadership, standardises operations and provides greater agility, as demonstrated by the seamless integration of the Windfall project team. Leadership was further strengthened by appointing Alex Dall as CFO, along with new Executive Vice-Presidents (EVPs) in Sustainable Development and Strategy, Planning and Corporate Development. These changes, alongside the appointment of CEO Mike Fraser and four other EVPs in 2023, have created a geographically flexible leadership team. The Board is confident this team is well positioned to enable the delivery of leading operational, social and financial results and is working to ensure strong succession planning for key roles. In 2024, the Group revised its committee structures and memberships to enhance governance effectiveness, ensure diversity of thought and strengthen oversight for long- term value creation. We are implementing structured succession plans to integrate fresh perspectives and expertise, including the appointment of NEDs, Zarina Bassa and Shannon McCrae, in August 2024 to bolster the Board’s financial, geological and mining expertise. A review of committee structures led to changes including the reconstitution of the Capital Projects, Control and Review Committee as the Technical Committee and the transitioning of the Strategy and Investment Committee to a permanent committee. The retirements of Steven Reid and Peter Bacchus at the Group’s May 2025 AGM will prompt further adjustments to Board committee chairmanships and memberships to maintain strong strategic oversight. Sustainability has long been part of how Gold Fields does business, and the Board approved a dedicated strategic pillar to reflect this commitment in 2021, supported by a range of 2030 ESG targets. The Board receives updates on progress against these targets quarterly and, through the SET and SHSD Committees, provides oversight of stakeholder engagement and relations. These priorities were embedded into the Group strategy because they are key to the sustainability of the business and lead to better outcomes for our stakeholders. Given that the strategies, programmes and initiatives to achieve our 2030 ESG targets were established based on the knowledge and expectations of technology maturity in 2021, the Group initiated a mid-term review to assess our progress, future business models and technology readiness profiles. The review will be completed in 2025. The Group’s portfolio is well positioned for sustained performance and includes at least four multi-decade assets with sufficient Mineral Reserves and Mineral Resources to support production of 2Moz – 3Moz well into the mid-2030s. These assets – St Ives in Australia, South Deep in South Africa, Tarkwa in Ghana, and the Windfall project in Canada – form the foundation of our long-term production strategy. With Tarkwa’s proposed JV with Iduapriem, if approved, and the Windfall project’s pending environmental approval and Board endorsement, all four assets are expected to remain significant contributors to our portfolio for well over a decade. Salares Norte has the potential to become a multi-decade asset if ongoing exploration efforts successfully identify additional Mineral Resources to extend its current 10-year LOM. Further growth potential exists at the Windfall project, which was acquired with an extensive exploration portfolio. The other three operations in Western Australia are assets with upside optionality. Our two maturing assets, Cerro Corona and Damang, remain profitable and will continue to generate solid FCF. The Company is committed to optimising value at these operations while pursuing responsible transition strategies that benefit all stakeholders. The Board continues to apply Gold Fields’ Capital Allocation Framework in determining future investments. Gold Fields presents a compelling long-term investment opportunity, offering near-term growth alongside a strong pipeline of development and exploration projects that will deliver sustainable returns for the decade and beyond. This growth will be driven by our existing portfolio of assets, the Windfall project and the proposed Tarkwa/Iduapriem JV. We expect to create additional value from 2025 onwards as Salares Norte ramps-up with a cost structure that is materially lower than the Group average. The Board continues to provide oversight over the successful ramp-up of the mine. The Windfall deal and the proposed Tarkwa/Iduapriem JV, if approved, are examples of the bolt-on M&A approach we are leveraging to ensure the longer-term growth of our portfolio. Through the Strategy and Investment Committee, the Board has mandated the Company to continue assessing similar value-enhancing opportunities. Brownfields (near-mine) exploration has served the Company well, particularly at our Australian operations, where an annual investment of approximately A$70m (US$46m) over the past decade has led to continuous Mineral Reserve replacement and life extensions. Greenfields exploration is playing an increasing role in our growth strategy by ensuring a pipeline of high-quality, early-stage opportunities to sustain our production profile. Our exploration team drives disciplined growth in existing jurisdictions while actively screening for new opportunities under defined parameters. Refer to p9 of our Governance and Remuneration Report for more information on key decisions and focus areas by our Board and Board committees during the year. For details on our Remuneration Policy, refer to p39 of our Governance and Remuneration Report. GOLD FIELDS Integrated Annual Report 2024 17 Our people’s safety and wellbeing Organisational structure and executive leadership changes Board committee structure and director succession Our commitment to responsible mining Delivering safe, reliable and cost- effective operations Improving the quality of our portfolio About this report Who we are Maintaining good governance Our business and strategy Our commitment to responsible mining Our performance Assurance

GOLD FIELDS Integrated Annual Report 2024 18The South Deep mine in South Africa is equipped with a state-of-the-art control room and virtual reality training facilities Chief Executive Officer’s report 19 Our operating environment 23 Our stakeholders 24 Material matters 27 Risks and opportunities 28 In this section Our business and strategy We continue to set the foundations to enable the delivery of our strategy and offer a compelling value proposition for our shareholders. About this report Who we are Maintaining good governance Our business and strategy Our commitment to responsible mining Our performance Assurance

Chief Executive Officer’s report Dear stakeholders 2024 was a year of two different halves, with the first half characterised by safety and operational challenges, as well as severe weather events impacting some of our mines – resulting in a number of disappointing outcomes. There could not have been a more sobering start to my tenure as CEO than the fatal incident that occurred at our South Deep mine in South Africa on 2 January 2024 and a second fatality at St Ives in Western Australia on 23 April 2024. On behalf of the Company, I want to again extend our deepest condolences to the families and loved ones of Khathutshelo Khaukanani and Eli Kelly. Following these tragic incidents, we responded by reviewing our safety culture and safety systems and developed a multi-year safety improvement plan to deliver a step change in our safety performance. Refer to p40 for a detailed discussion of our safety performance and improvement plan. The diagram on the next page outlines the key pillars of our strategy and the execution thereof, as well as the link to our 2035 aspirations. After we twice revised production and cost guidance lower, the performance of our mines improved markedly during H2 2024, delivering safe, reliable and cost-effective results in line with our revised annual production and cost guidance. Further boosted by the tailwind of the record gold price, our financial performance improved markedly, including a 42% increase in headline earnings to US$1,188m (2023: US$837m) and adjusted FCF of US$605m, up 65% for the year. We paid a record R10/share total dividend for 2024, representing a 40% payout of normalised profit, as we sought to offer competitive returns while concurrently investing in our portfolio. During the year, we continued to set the foundations to enable delivery of our strategy, which comprise the following three pillars: • Delivering safe, reliable and cost-effective production • Delivering positive social and environmental impact • Improving the value and quality of our portfolio Having made key management appointments during 2024 and early in 2025 – including appointing Alex Dall as our permanent CFO – we now have a global executive team with the necessary skills and depth of experience to deliver our strategy. During the year, we made a change to our operating model, moving from a three-layered (Group, regions, operations) structure to a simpler, two-layered (Group, operations), functional guidance structure. We believe this structure is the appropriate one for Gold Fields to enable a more effective delivery of our strategy. We also continued evolving the Group’s culture by investing in leadership alignment and capability building. The operational momentum achieved during H2 2024 continued into early 2025, positioning Gold Fields to continue creating value for all our stakeholders in the near and longer term. Our portfolio Gold Fields has a portfolio of quality assets anchored by four multi-decade operations: St Ives, South Deep and Tarkwa, as well as the Windfall project. We expect these operations to provide the Group’s production baseload for many years to come. Although having shorter life based on current known Mineral Reserves, four of our operations – Gruyere, Granny Smith, Agnew and Salares Norte – offer upside optionality with exploration and technical studies under way to unlock their full potential. Our Company offers compelling near-term growth and an attractive pipeline of development and exploration projects. We expect to create additional value in 2025 as Salares Norte ramps- up and the Windfall project progresses to final investment decision. Salares Norte’s production will come at an AIC and AISC that are materially lower than the Group average, which will drive an increase in profitability and FCF per share and, ultimately, increase shareholder returns. Windfall’s production – expected from 2028 onwards – is expected to further improve the quality of our portfolio and our position on the industry cost curve. Concurrently, as part of our asset optimisation programme, we are undertaking extensive work to optimise efficiencies and improve costs at our operations. We completed full potential assessments for our three multi-decade mines, and will prioritise improvement opportunities through production and cost efficiencies and investing in new technologies. Guaranteeing the safety and wellbeing of our people Guaranteeing that all our people go home safe and well every day is our number one value and is the most important thing we do. During the year, dss+ conducted an independent review of our safety culture, systems and practices. The review identified many good practices within the Group, including pockets of excellence that we are seeking to leverage across our operations. However, the review also highlighted areas where improvement is required. GOLD FIELDS Integrated Annual Report 2024 19 “Gold Fields offers a unique value proposition. With our quality portfolio, capable leadership team and dedication of the people that work at and with Gold Fields, we will continue building a business that is resilient, offers a compelling value proposition for our shareholders and delivers on our purpose.” Mike Fraser About this report Who we are Maintaining good governance Our business and strategy Our commitment to responsible mining Our performance Assurance

Chief Executive Officer’s report continued Based on these insights, we developed and started implementing our multi-year safety improvement plan, which includes building capability through our leaders; improving safety and risk systems; and collaborating with our business partners to deliver a fatality and serious injury-free business. Fostering respectful and inclusive workplaces is fundamental to our culture and essential to delivering on our safety guarantee. We continued making good progress in implementing the recommendations from EB&Co’s 2023 culture review, but we acknowledge that more work must be done to ensure the behaviours of respect and inclusion are truly embedded in our business. I absolutely believe that a fatality-free mining business is possible. Through well-designed and planned work executed by competent people, and by adopting a culture of care and accountability, we can deliver on our guarantee that everyone who works at Gold Fields goes home safe and healthy, every day. Strategic pillar 1: Delivering reliable and cost-effective operations Amid the operational challenges and weather- related events at Gruyere, South Deep, Salares Norte and Cerro Corona, the Group’s 2024 attributable gold-equivalent production was 10% lower at 2.071Moz (2023: 2.304Moz, including Asanko). The step-up in performance in H2 2024 increased production by 26% from H1 2024. AISC decreased by 12% lower from H1 2024 to H2 2024. South Deep, in particular, had a much stronger second half as the team addressed the lower stope availability due to backfill leakage, rehandling issues experienced in H1 2024 and transitioned into higher-grade areas. St Ives also recorded material improvement in H2 2024, with production up 38% due to planned increases in volumes at Invincible Underground and contribution from the Swiftsure and Invincible Footwall South open pits. Group AIC increased by 24% to US$1,873/oz and AISC by 26% to US$1,629/oz, mainly due to lower production. The average gold price received during 2024 improved by 25% to US$2,418/oz, boosting adjusted FCF by 65% to US$605m in 2024 from US$367m in 2023. During the year, net debt increased by US$1,062m to US$2,086m, driven largely by the US$1,450m paid to acquire Osisko Mining in October 2024. However, our net debt:adjusted EBITDA ratio of 0.73x at end-2024 (2023: 0.42x) is still well within the 1.0x we previously stated as our target level through the cycle. Momentum gained during H2 2024 continued into 2025. We are planning higher production in 2025, with a corresponding reduction in AISC and AIC. Our teams understand the importance of delivering our 2025 guidance and will continue to focus on ensuring each operation adheres to their plans for the year. Strategic pillar 2: Delivering positive social and environmental impact Sustainability is embedded in the way we do business and, in 2021, we set 2030 targets in six priority areas, including safety, wellbeing and the environment; gender diversity; stakeholder value creation; decarbonisation; tailings management; and water stewardship. We have reached the halfway point in our 2030 target cycle and, in 2025, will undertake a mid- point review of our progress against these targets. The review will identify and address any gaps, while also expanding targets to 2035, where appropriate. During 2024, we made progress on several of our ESG priority areas, as discussed on the next page. GOLD FIELDS Integrated Annual Report 2024 20 About this report Who we are Maintaining good governance Our business and strategy Our commitment to responsible mining Our performance Assurance Gold Fields’ portfolio and growth strategies

Chief Executive Officer’s report continued Gender diversity: Women comprised 25%RA of Gold Fields’ employees at end-December 2024, unchanged from 2023 but on track to achieve our 2030 target of 30%. We continued promoting diversity and inclusion across our teams as we believe diversity drives better business outcomes through greater agility and innovation while enhancing our ability to overcome challenges. Stakeholder value creation: Our value distribution to national economies amounted to US$4.2bnRA in 2024, compared to US$3.8bn in 2023. We aim to sustain the value delivered to host communities through employment – host communities provide 52%RA of the total workforce – procurement and social investments. 35%RA of value creation remained with our host communities in 2024, compared to the 2030 target of 30%. Decarbonisation: 18% of the Group’s electricity consumption was from renewable energy sources during 2024 (2023: 17%). St Ives’ renewable project, planned for completion in Q1 2026, will deliver the next step change in our drive to reduce our Scope 1 and 2 emissions, which were 4% below the 2016 baseline by the end of 2024. Scope 3 emissions were 823kt CO₂eRA in 2024, 13% below 2023 and 16% below the 2022 baseline. The decrease was driven primarily by the sale of Asanko, lower activity and lower spend-based emissions factors. Tailings management: During 2024, we reduced the number of active upstream-raised tailings storage facilities (TSF) from five to four when we completed the transition of TSF 2 at Tarkwa to a downstream-raised facility. The transitioning of Tarkwa TSF 1 is set to be completed in 2026. Water stewardship: Gold Fields also remains on track to achieve its water management 2030 targets, with water reused/recycled totalling 74.4%RA in 2024, and freshwater consumption amounting to 11.1GL – 23% below the baseline. Strategic pillar 3: Improve the value and quality of our portfolio Gold Fields presents a compelling long-term investment opportunity, offering near-term growth alongside a strong pipeline of development and exploration projects that will deliver sustainable returns for the decade and beyond. Our near-term growth will be driven by three projects we are actively advancing. Salares Norte: After producing first gold at the end of March 2024, ramp-up of the plant was adversely impacted, and ultimately paused, following severe winter conditions that started in mid-April and continued well into Q3 2024. The Salares Norte team was able to safely restart the plant at the end of September 2024, and the mine produced 45koz-eq at AISC of US$1,901/oz- eq in Q4 2024. We expect gold-equivalent production for 2025 to range between 325koz-eq – 375koz-eq at AISC of US$975/oz-eq – US$1,125/ oz-eq. 2026 is set to be the first full year of steady- state production, when we expect the mine to produce 550koz-eq – 580koz-eq at AISC of US$825/oz – US$875/oz. We also made progress with the conservation of the protected short-tailed chinchilla, with three chinchillas safely captured and relocated since October 2024. The capture and relocation programme is ongoing as we continue clearing the remaining rockery areas, which are located above the Agua Amarga ore body. Windfall project: In October 2024, we acquired 100% of the outstanding shares of Osisko Mining, paying C$2.02bn (US$1.45bn) net of cash received to settle the transaction. Importantly, the transaction consolidates 100% ownership of the Windfall project and its entire exploration district (c.2,500km2) in the tier-1 jurisdiction of Qu&eacute;bec, Canada. In 2025, the project’s focus is to obtain the required environmental approvals to support full- scale construction and mining. We expect to receive this in H2 2025. We are also progressing the engineering work required ahead of a final investment decision expected in Q1 2026. We expect construction of the mine to take approximately 18 – 24 months, with first production set for 2028. At steady state, Windfall is expected to add 300koz per annum to Gold Fields’ production profile at an AIC and AISC that is materially lower than the Group average. We are pleased to have retained key members of the Windfall team, while engagements for the execution of an Impact and Benefits Agreement with the Cree First Nation of Waswanipi and the Cree Nation government, on whose land Windfall is located, are ongoing. Tarkwa/Iduapriem JV in Ghana: Despite constructive engagement with the Ghanaian government after we announced the proposed JV between Tarkwa and the neighbouring Iduapriem mine, owned by AngloGold Ashanti, in March 2023, we have not yet obtained the requisite approvals by the government. Following the country’s recent national elections, Gold Fields and AngloGold Ashanti are engaging with the new government on the proposed JV. We continue to believe that combining Tarkwa and Iduapriem into a single managed entity is compelling, given that it is anticipated to extend LOM, increase production and lower costs, thereby creating value for all stakeholders. While working to obtain approval for the JV, we are pursuing improvements to Tarkwa. Exploration: Greenfields exploration plays a vital role in the Gold Fields' growth strategy and improving the quality of our portfolio, ensuring a pipeline of high-quality, early-stage opportunities to sustain our production profile. We reinvigorated our exploration efforts with disciplined investment in greenfields exploration in the jurisdictions in which we operate. Gold Fields’ exploration portfolio includes 100% landholdings and JVs in Australia, Chile and Peru, complemented by strategic equity positions in several listed junior miners. A detailed breakdown of our greenfields exploration strategy and portfolio is on p82 of this report. During 2024, we spent US$84.2m on brownfields exploration, of which US$53m was spent at our Australian assets and US$11m at Salares Norte. This resulted in the discovery of 2.3Moz additional Mineral Resources (pre-depletion), including 1.4Moz at St Ives, and helped offset Mineral Reserves depletion at St Ives, Granny Smith and Agnew. Mineral Reserves and Mineral Resources: The Group’s attributable gold measured and indicated exclusive Mineral Resources increased by 0.3% to 30.4Moz at 31 December 2024 (2023: 30.3Moz), while attributable inferred exclusive Mineral Resources increased by 13.7% to 11.6Moz (2023: 10.2Moz). Attributable proved and probable gold Mineral Reserves declined by 0.7% to 44.3Moz at 31 December 2024 (2023: 44.6Moz). We raised our Mineral Reserves and Mineral Resources price assumptions in 2024 to US$1,500/ oz (previously US$1,400/oz) and US$1,725/oz (previously US$1,600/oz), respectively. We plan to include the Windfall project’s Mineral Resources and Mineral Reserves in the Group figures after a feasibility study is completed and the necessary permits have been granted. See p79 for a summary of our Mineral Resources and Mineral Reserves position and the Mineral Resources and Mineral Reserves Supplement to the IAR for further details. Portfolio rationalisation: Continuing to improve the value and quality of our portfolio not only entails the acquisition of assets, but transitioning assets that are at end-of-life and rotating out of assets which we view as non-core. While Damang continues to perform strongly, we are assessing ways to optimise value for all stakeholders. Cerro Corona is also maturing, with 2025 planned to be the last year of mining before the operation starts processing stockpiles from 2026 onwards. While it will continue to produce gold and copper and generate cash-flow until 2031, we are currently assessing the responsible pathways for the mine’s future. GOLD FIELDS Integrated Annual Report 2024 21 About this report Who we are Maintaining good governance Our business and strategy Our commitment to responsible mining Our performance Assurance

Chief Executive Officer’s report continued During 2024, we streamlined the portfolio by selling our 45% stake in the Asanko Gold Mine and our 24% equity interest in Rusoro Mining. We also disposed of our 40% stake and terminated our option agreement to buy an additional 20% in the Far Southeast asset in the Philippines. Capital allocation Capital allocation is a key element of our strategic decision-making process. In this regard, we refined our Capital Allocation Framework to guide how capital is deployed and ensure the most attractive return on this capital. In terms of this framework, our capital allocation priorities are as follows: • Maintaining our investment grade credit rating and therefore balance sheet flexibility • Spending the necessary capital to ensure safe and reliable production • Paying a base dividend of 30% – 45% of normalised earnings After satisfying the above priorities, discretionary growth investments, including exploration, life extension of existing assets, organic growth opportunities and M&A opportunities, are balanced with additional returns to shareholders. Work is continuing to determine the most effective way to deliver additional competitive returns to our current shareholders, while also attracting new equity investors. Outlook and guidance Looking at 2025, our primary focus is ensuring safe, reliable and cost-effective delivery against our production plans and guidance for the year. This will provide the platform for continued progress of our strategic priorities, which are aligned to the three strategic pillars of our business. We expect attributable gold-equivalent production for 2025 to be between 2.250Moz – 2.450Moz at an AISC of between US$1,500/oz – US$1,650/oz, and AIC of between US$1,780/oz – US$1,930/oz. 2025 is expected to be another year of relatively high capex given the remaining capital for the renewables microgrid at St Ives and the pre- development capital planned for Windfall. Furthermore, sustaining capital is expended across the portfolio to maintain the production base of the Group. Total capex for the Group for the year is expected to range between US$1,490bn – US$1,550bn, which includes sustaining capital of US$940m – US$970m and non-sustaining capex of US$550m – US$580m, with the largest component of the latter expected to come from the Windfall project capital of C$403m (US$282m) and the St Ives renewable power project of US$110m. Conclusion and thanks Coming into an organisation with a rich 138-year corporate history, I have relied on the experience and commitment of my colleagues. I want to take this opportunity to thank all the people of Gold Fields for the support they have shown me over the past 15 months. These are dedicated and talented people, who care deeply about the work they do and are committed to delivering value for all stakeholders. I want to thank my fellow leadership team for making me feel welcomed and providing the sound guidance for what have been some tough strategic decisions during the year. To Yunus and my fellow directors, I also extend my appreciation for entrusting me with leading Gold Fields and for the governance guidance they have provided. Gold Fields offers a unique value proposition and I strongly believe that with our quality portfolio, capable leadership team and dedication of all the people that work in and with Gold Fields, we will continue building a business that is resilient, offers a compelling value proposition for our shareholders and delivers on our purpose to create enduring value beyond mining for all our stakeholders. Mike Fraser CEO GOLD FIELDS Integrated Annual Report 2024 22 About this report Who we are Maintaining good governance Our business and strategy Our commitment to responsible mining Our performance Assurance

Our operating environment Of all the external factors impacting the Group’s performance, the most critical is the gold price. The performance of bullion has been beneficial to Gold Fields over the past few years – rising steadily since 2015, but accelerating markedly since 2019 and, particularly, over the past 18 months. The gold price provided a strong tailwind to our financial performance. The average gold price received during 2024 improved to US$2,418/oz – a 25% increase from US$1,942/oz in 2023, which was a marked rise on the average price of US$1,785/oz in 2022. The gold price ended 2024 at just over US$2,625/oz, a record high year-end close and a 25.5% return for the year. Since then, it experienced further growth and, in March 2025, hit a record high of over US$3,000/oz. Currency movements further boosted results from our Australian and South African mines. The Australian Dollar and South African Rand remained fairly stable against the US Dollar during 2024, allowing our Australian mines and South Deep to realise the benefit of the higher US Dollar gold price. The Australian Dollar remained flat at A$1/ US$0.66 during 2024, while the South African Rand strengthened by 1% to average R18.33/US$1. The WGC, of which we are a member, provided some guidance on the demand and supply factors that favourably impacted the strong performance of bullion during 2024: • Annual gold demand of 4,974t was 1% above 2023. Investment demand reached a four-year high of 1,180t, a 25% increase from 2023 • Central bank buying maintained a strong pace. Annual net purchases exceeded 1,000t for the third consecutive year • Holdings in global gold exchange traded funds remained stable in 2024 after four years of successive declines • Amid the high gold price, annual jewellery consumption dropped 11% to 1,877t • Annual mine production remained stable at 3,661t in 2024, while recycling responded to high gold prices, rising 11% to 1,370t. Total gold supply was 1% higher year-on-year, increasing to 4,975t in 2024 Healthy demand from investors also underpinned these trends, with main supporting drivers including a more volatile US economy, continued economic weakness in China and, particularly, ongoing global geopolitical tensions. The Russia-Ukraine war and tensions in the Middle East centred around the Israel-Gaza conflict raised gold’s status as a safe- haven asset. The WGC indicated that, for 2025, central banks and exchange traded funds investors were likely to drive demand for the metal, with economic uncertainty supporting gold’s role as a risk hedge. On the flip side, the WGC indicated high prices will continue to place pressure on jewellery demand. Elevated geopolitical risks amid the new political approach taken by the US administration are set to strongly drive investment demand during 2025. Furthermore, greater uncertainty around the prospects of the US economy during 2025, and the consequent weakening of the US Dollar, should also prove a boon to the gold price. Gold supply and demand Gold price performance GOLD FIELDS Integrated Annual Report 2024 23 About this report Who we are Maintaining good governance Our business and strategy Our commitment to responsible mining Our performance Assurance

Our stakeholders Relationships with our stakeholders are integral to achieving our purpose. Representing a wide range of rights and interests, we continually work to ensure the interests of our stakeholders are represented and considered appropriately to enable informed decision-making that balances their interests, needs and expectations. Through transparent, inclusive and mutually respectful engagement and consistently delivering our commitments, we aim to ensure our communities and stakeholders recognise and trust us for purpose-led social impact and nature-based solutions that aim to enhance lives. We want to be the gold mining company that investors choose to invest in as we deliver superior returns, host governments and communities prefer to partner with as we consistently and responsibly create Shared Value, and people and local businesses want to work with as we ensure safe, respectful workplaces and rewarding careers. Our ability to create enduring value relies on the support and input of our stakeholders which, in turn, is informed by understanding their needs and expectations. We believe honest and mutually beneficial stakeholder relationships are essential for our operations to achieve sustainable returns that benefit all. As such, we aim to consistently deliver on our sustainability commitments. Our stakeholder value creation is captured in our disclosure of national economic value creation in accordance with WGC guidelines. As shown in the table below, during 2024, Gold Fields’ total national economic value creation amounted to US$4.21bnRA (2023: US$3.76bn), with payments to our suppliers and contractors traditionally accounting for about two-thirds thereof. Financial value distributed to stakeholders in 2024 (US$m) Payments to employees Host community SED spend1 Payments to suppliers (including business partners)3 Payments to governments Payments to capital providers National value distribution Australia 183 2 1,192 311 6 1,694RA South Africa 117 4 2 356 4 4 3 483RA Ghana 81 5 789 266 5 27 1,168RA Peru 53 6 213 66 7 345RA Corporate 64 — 2 16 442 524RA Total Gold Fields 498RA 6 17RA 2,553RA 662RA 485RA 4,214RA 1 Excludes host community wages and procurement spend, which are captured under “Payments to employees” and “Payments to suppliers and contractors”, and is broken down under “Type of benefit to host communities” on the next page. Excludes projects 2 Includes US$496,622 from the South Deep trusts 3 Includes contractors and suppliers, and excludes projects 4 South Deep has carry-forward losses and allowances for offset against taxable income 5 Excludes US$26m in dividends declared in lieu of the Ghanaian government’s 10% stake in Tarkwa and Damang mines 6 Excludes remuneration and benefits paid to employees working on capital projects Our 2024 Report to Stakeholders details our relationships with our key stakeholders and the benefits and contributions we share with them. Strong relationships with our stakeholders – as well as the value we create and distribute to them – support more than just our social licence to operate: we strive to ensure all stakeholders, including our host communities, experience sustainable benefits from our operations. Our Stakeholder Engagement Strategy recognises the crucial role of stakeholders in our business, and our work is underpinned by maintaining and strengthening stakeholder relationships based on respect, trust and transparency. On the pages that follow, we profile our key stakeholders, outline their expectations and how we respond to these, and how we engage with them. Why these stakeholders matter Our employees drive the implementation of our strategy by having the requisite capabilities and working collaboratively across the asset and function teams in our various jurisdictions to deliver the best possible outcomes. Key stakeholder interests • Physical and psychological safety of all employees, supported by workplaces where everyone feels safe, respected and valued • Changes in the organisational structure during 2024 and the transition from a three-layered regional model to a two-layered, functional guidance organisational structure • A diverse, inclusive and enabling culture that supports innovation • An attractive employee value proposition, including fair compensation, opportunities for learning and development, talent management, and fulfilling and rewarding careers Our response • Cultivating a strong culture of respect, inclusion and belonging through practices that promote diversity, equity, and inclusion – guided by the implementation of EB&Co’s recommendations • Initiated an independent diagnostic by dss+ of our safety leadership, processes, systems and practices, with recommendations incorporated into a safety improvement plan, which is being implemented • Refined our organisational structure to enable strategic delivery • Committing to increasing gender diversity, advancing women in leadership and technical roles, and achieving pay parity • Providing continued learning and training to all employees, focusing on capability development and career path opportunities, including global mobility opportunities • Providing accommodation and financial housing assistance to our employees How we engage Relevant material themes • Internal communication channels • Town halls • Senior leader alignment sessions • Employee surveys • One-on-one engagements • Performance reviews • Protecting the health, safety and wellbeing of our employees and contractors • Managing our People GOLD FIELDS Integrated Annual Report 2024 24 EMPLOYEES US$498mRA paid in wages and benefits 6,560 employees About this report Who we are Maintaining good governance Our business and strategy Our commitment to responsible mining Our performance Assurance

Our stakeholders continued Why these stakeholders matter Our host communities are crucial to the sustainability of our business. Their support underpins our social licence to operate which, in turn, impacts our ability to create enduring value. Key stakeholder interests • Employment and procurement opportunities • Education, skills and enterprise development • Environmental impacts, including the mitigation of climate-related risks • Investments to support social impact and nature-positive performance that enhances lives • Benefit-sharing agreements • Protecting culture and heritage • Protecting human rights and respecting the culture, traditional rights, interest and heritage of Indigenous and First Nations Peoples Our response • Implementing host community initiatives in education, health services, infrastructure development, skills development, and sports and recreation • Creating jobs and maximising opportunities for host community employment at our operations and through community investments (i.e. non-mining jobs) • Maximising local supplier opportunities and implementing enterprise development initiatives • Setting and delivering targets for host community procurement and local employment • Supporting community and environmental resilience beyond the LOM through our legacy programmes • Concluding and implementing agreements with Indigenous and First Nations Peoples, as well as host communities • Implementing stakeholder engagement plans to ensure transparent and inclusive engagement with host communities to understand and respond to their needs, expectations and grievances • Sharing value created by Gold Fields How we engage Relevant material themes • Meetings with communities and their representatives • Website and social media channels • Community grievance mechanisms • Independent assessments and surveys • Respecting the rights of our stakeholders • Committing to sound environmental practices • Creating Shared Value for host communities Why these stakeholders matter Our contractors – who comprise 73% of our workforce – and suppliers provide the services, equipment, and materials necessary for our operations to deliver safely, reliably and cost efficiently. We define business partners as the suppliers who provide expertise through contractors to our operations. Key stakeholder interests • In-country and host community procurement of goods and services • Investment in enterprise and supplier development • Sustainable materials and supply chain stewardship • Payment times for host community small and medium-sized enterprise suppliers • Communication and engagement on issues relating to respectful workplaces and gender safety • Opportunities for businesses owned by women, Indigenous and First Nations Peoples, and historically disadvantaged people (HDP) Our response • Developing an integrated Business Partner Framework that sets clear guidelines and aligns our business partners with our culture, standards and ways of work • Seeking opportunities for community-based enterprises to participate in our supply chain guided by our host community procurement strategy • Supporting small and medium-sized host community suppliers through preferential payment terms • Engaging to understand and align suppliers’ carbon emissions and, where relevant, their modern slavery impacts How we engage Relevant material themes • Internal communication channels (contractors) • Surveys • Conferences • Ongoing meetings and forums • Supplier expos • Protecting the health, safety and wellbeing of our employees and contractors • Managing our People GOLD FIELDS Integrated Annual Report 2024 25 HOST COMMUNITIES Number of engagements in 2024: 896 SUPPLIERS 794 host community supplier companies 97% of total procurement spend with in-country businesses US$1.27bnRA value distributed US$16.6mRA invested in SED About this report Who we are Maintaining good governance Our business and strategy Our commitment to responsible mining Our performance Assurance

Our stakeholders continued Why these stakeholders matter Our capital providers are critical to our growth and success. They supply the funds we need to explore, develop and operate our operations and projects. Key stakeholder interests • Delivery against our commitments and guidance • Cost performance • Capital allocation that supports delivery of competitive shareholder returns • Balance sheet management • Understanding of and demonstrated execution of Gold Fields’ strategy • Sound and ethical leadership and succession planning for executive management • Progress on key sustainability priorities and risks, including safety, climate resilience and maintaining our social licence to operate • Delivery of growth projects on time and within budget – in particular, Salares Norte’s ramp-up • Portfolio management, including acquisitions, disposals and management for transitioning operations Our response • Developing and maintaining a strong portfolio of operations, including strategic investments and divestments • Ensuring continued improvement at South Deep • Continuing the ramp-up at Salares Norte • Acquiring 100% of the Windfall project in Canada and ensuring progress to construction • Developing a long-term greenfields exploration portfolio, including through strategic investment and partnerships with juniors • Applying our Capital Allocation Framework to fund growth, as well as develop and maintain our assets, balanced with competitive shareholder returns • Improving our share price and delivering a stable dividend in line with our Dividend Policy How we engage Relevant material themes • Timeous announcements on the relevant stock exchange for Company announcements • Results presentations • Analyst presentations and reports • One-on-one and group investor meetings • Attending industry conferences and forums • Ensuring business resilience • Upholding sound corporate governance principles Why these stakeholders matter Maintaining positive relationships with governments are essential to sustainable operations. Governments are a key stakeholder and an important partner in many of our projects that seek to benefit society. Key stakeholder interests • Compliance with relevant legislation and regulations, and support for local policy where appropriate • Protection of human rights • Payment of taxes, royalties and other levies • In-country employment and procurement • Investments in host communities, particularly infrastructure-related investments • Upholding the highest standards of ethical business practice • Commitment to sound environmental stewardship Our response • Adhering to all applicable regulatory and other requirements • Paying royalties and taxes to host governments that, if utilised appropriately, can enable them to develop critical infrastructure • Community investment that contributes to shared sustainable development goals, grows and sustains non- mining jobs, and builds institutional capacity in the countries where we operate • Conducting our business in a fair and ethical manner by upholding our Code of Conduct • Conducting independent, standalone human rights impact assessments • Implementing the chinchilla capture and relocation project How we engage Relevant material themes • Memberships to and active engagement in various industry forums • Working relationships with public bodies • Industry associations • Ensuring business resilience • Upholding sound corporate governance principles • Respecting the rights of our stakeholders • Committing to sound environmental practices GOLD FIELDS Integrated Annual Report 2024 26 CAPITAL PROVIDERS Number of engagements in 2024: 484 GOVERNMENTS Number of engagements in 2024: 466 US$485mRA paid to providers of debt and equity capital 0.73 net debt:adjusted EBITDA ratio US$662mRA paid in taxes and royalties US$26m paid to the Ghana government in dividends for its 10% stake in each of Damang and Tarkwa About this report Who we are Maintaining good governance Our business and strategy Our commitment to responsible mining Our performance Assurance

Material matters We review and update our GRI-aligned materiality analysis annually, which is driven and informed by Gold Fields’ purpose and our commitment to best practices in sustainability, reporting standards and frameworks. Material matters are those issues that could substantially impact Gold Fields’ outward influence on society, our host communities and the environment (including human rights), as well as our ability to deliver on the Group’s three strategic pillars and create value for our stakeholders over the short, medium and long term. In 2023, we initiated a new three-year analysis cycle and conducted a review to identify the Group’s material matters. This year, we reviewed our existing material matters to ensure their continued relevance to Gold Fields and our stakeholders. We analysed both our internal and external operating context and confirmed that our 29 material matters, aggregated into seven material themes, remain topical. The results of the analysis further serve to inform Gold Fields’ business plans and strategies, as well as our approach to external reporting, and we continue reporting on material issues in our annual reporting suite. Gold Fields’ 2024 material themes and material matters Protecting the health, safety and wellbeing of our employees and contractors • Physical safety • Health and wellbeing • Psychological safety Creating Shared Value for host communities • Community engagement and relations • Host community employment and procurement • SED Managing our People • Diversity, equity and inclusion • Attract, retain and enhance talent and skills • Remuneration and reward • Labour practices and relations Respecting the rights of our stakeholders • Culture and heritage • Indigenous Peoples • Human rights Committing to sound environmental practices • Nature and biodiversity management • Tailings management • Climate risk • Water stewardship • Energy and carbon management Ensuring business resilience • Social and political risks • Materials stewardship and supply chain • Delivering on our strategy and creating financial value for shareholders • Integrated mine closure planning • Modernisation, innovation and technology • Cybersecurity Upholding sound corporate governance principles • Leadership and succession planning • Board structure and composition • Legal and regulatory compliance • Executive remuneration • Ethics, transparency and integrity Our material matters are grouped into themes that reflect the focus areas of our business. While our material matters did not change from 2023, we noted the following: • While business partner management has always been important to our Company, it emerged as a critical focus area following our 2024 independent safety diagnostic – particularly how to integrate our business partners’ operations with our values and standards • There is a stronger focus on talent retention and ensuring we have the right individuals and capabilities to meet future needs • Because our language shapes our culture, “Managing our human capital” was renamed “Managing our People” • Creating Shared Value for our host communities remain a significant area of interest for our stakeholders and focus area for Gold Fields Materiality assessments are dynamic, and we will continue to monitor our external and internal environment to ensure we consider and respond to the material matters that are most important to our business. Our material themes GOLD FIELDS Integrated Annual Report 2024 27 About this report Who we are Maintaining good governance Our business and strategy Our commitment to responsible mining Our performance Assurance

Risks and opportunities We acknowledge the impact and influence of the broader global context, as well as that of the internal dynamics of the countries we operate in and the capacities and constraints of our operating assets. These impacts provide both risks and opportunities to our business. We identify and respond to both longer-term strategic and emerging risks and opportunities and shorter-term potential impacts – prioritising them as needed, including them in strategic planning reviews, and adjusting mitigating actions to protect the sustainability of our business. Gold Fields’ approach to enterprise risk management is based on the requirements of King IV, the South African Corporate Governance Code of Conduct and ISO 31000, the international guideline on risk management. The Group also subscribes to the risk management requirements of the ICMM’s 10 Mining Principles. Our enterprise risk management process follows a top-down approach to categorising the Group’s risks, which include: • Group-wide strategic risks, which are broad risk categories that apply across Gold Fields and could materially impact the delivery of our strategy • Other strategic risks, which are more specific risk events that may apply to a particular asset or group of assets. These risks fall within a strategic risk category, but are potentially material enough to warrant specific highlighting and particular focus from our management teams • Catastrophic risks, which are potential disastrous events that may cause loss of life, extensive damage to infrastructure and prolonged production losses, and could significantly impact our stakeholders and Gold Fields’ reputation. Should a catastrophic risk event materialise, it may prompt a review of the Group’s strategy Risk management is integrated into all business processes. Our corporate and asset leadership teams conduct formal risk management reviews every quarter to assess the risks to the business and track and monitor progress against mitigating actions. These reviews are then presented to the Board’s Risk Committee biannually for verification. This report presents the consolidated Group strategic risks. These risks, supported by the change in the organisational structure, illustrate a shift to portfolio-level risk management in line with industry practice. Risk appetite and tolerance We apply risk appetite and tolerance principles to assess whether we are taking the appropriate amount of risk in pursuit of our strategic objectives. For each of our strategic risk categories, we define our risk appetite by identifying the risks we will not take, those risks we have to take and need to mitigate, and those risks we actively pursue. We then identify key risk indicators for the strategic risk categories and define tolerance limits for each indicator. We embed these indicators in our business performance management and reporting. The Board conducts quarterly governance and oversight meetings as part of its annual Board cycle, during which significant aspects of the business are comprehensively questioned and reviewed. Any misalignment with Company objectives or good corporate governance is discussed and remedial action requested. This is in line with our formal Approval Framework, which strictly defines decision parameters and risk tolerance. For a more detailed assessment on how we determine our risks and materiality, see www.goldfields.com/risk-materiality.php GOLD FIELDS Integrated Annual Report 2024 28 About this report Who we are Maintaining good governance Our business and strategy Our commitment to responsible mining Our performance Assurance

Risks and opportunities continued Managing safety and health risks is inherent to our business. The failure to do so could result in unacceptable levels of incidents leading to injury, illness or fatality. This could also impact our delivery of expected profitability and cash-flows (risk 3). Link to strategy Strategic pillar 1: Deliver safe, reliable and cost-effective operations Mitigation strategy Guaranteeing the safety, health and wellbeing of our people is critical to us. We continuously review and upgrade our safety systems, processes and programmes, and assess the health and maturity of our culture. In line with this philosophy, we appointed external safety experts to perform a safety diagnostic across the Group during H1 2024 – with the results informing our safety improvement plan, which is being implemented. We appointed a dedicated Group safety executive to oversee the diagnostic and the implementation of the recommendations. Board oversight • Board of Directors • SHSD Committee • SET Committee Threats • Uncontrolled risk exposure leading to potentially serious injury or fatality • Undetermined or uncontrollable occupational health exposure, with potential life-altering impacts • Workplace culture and behaviours with potential long-term impacts on mental health • Catastrophic and material unwanted events at our operations without identified and implemented controls Opportunities • Partnering with industry forums, peers and business partners on shared learnings • Safe work practices improving operational effectiveness and efficiencies 2025 focus areas • Reviewing the recommendations of the dss+ review • Implementing the safety improvement plan • Continuing to implement recommendations from the EB&Co review • Advancing our cultural transformation programme Changes to our socio-political climate and regulatory environment could impact our ability to obtain and maintain approvals, as well as asset profitability and/or ownership. This could impact predictable operating delivery (risk 4) and our ability to achieve planned profitability and cash-flows (risk 3). Link to strategy Strategic pillar 2: Deliver positive social and environmental impact Mitigation strategy We undertake comprehensive stakeholder engagement programmes across all levels of government, including regulatory agencies, to maintain transparent and constructive dialogue about our business and operating environment. These programmes are informed by independent country risk assessments. We intensify our engagement during times of political uncertainty, particularly during elections. During 2024, three of our operating countries held national elections, while the global political environment was also more challenging amid a number of conflicts around the world. Additional engagements are channelled through mining associations in collaboration with our peers. As a last resort, we review our legal options, particularly in terms of adherence to investment agreements. Board oversight • Board of Directors • SET Committee • Risk committee Threats • Legal and illegal ASM • Shifts in national leadership that increase uncertainty • Fiscal deficits and the need to generate additional revenue • Contagion from regional geopolitical instability • Mining in fragile ecosystems • Land rights and Indigenous Peoples • Infrastructure/services challenges • Socio-economic pressures Opportunities • Developing and successfully executing a broad-based stakeholder engagement plan • Exceptional delivery against our sustainability objectives and becoming the partner of choice through positive impact • Exploring and operating in new jurisdictions • Entering JVs and partnerships 2025 focus areas • Developing and successfully executing a broad-based stakeholder engagement plan • Developing a Group-level approach to identifying, assessing and responding to country risk • Progressing the Tarkwa/Iduapriem JV in Ghana • Pursuing our agreement-making strategy with First Nations Peoples in both Australia and Canada GOLD FIELDS Integrated Annual Report 2024 29 1 Safety and wellbeing of our people (2023: 3) 2 Country and regulatory risk (2023: 5) About this report Who we are Maintaining good governance Our business and strategy Our commitment to responsible mining Our performance Assurance

Risks and opportunities continued Inconsistent operational performance and rising input costs, along with fluctuations in commodity prices and exchange rates, may lead to margin erosion, thereby reducing the Group’s profitability and cash-flows. This could impact Gold Fields' ability to fund operations, sustain growth and deliver shareholder returns. Link to strategy Strategic pillar 1: Deliver safe, reliable and cost-effective operations Mitigation strategy We have safety, business, productivity and cost improvement processes and programmes in place at all our operations. This is supported by our Asset Optimisation (AO) strategy to improve safety and efficiency in a way that creates value. We conduct monthly and quarterly asset reviews to ensure spending remains within budget. Our mines provide cost guidance to the market at the beginning of each financial year. The change in the Group’s organisational structure during the year created opportunities to optimise our processes and systems and drive greater efficiency. When assessing M&A opportunities, AIC/oz is a key criterion for investment decisions. Board oversight • Board of Directors • Audit Committee • Technical Committee Threats • Inability to deliver on safety (risk 1) and operational performance (risk 4) • Inability to deliver on capital schedule and budget • External inflationary pressures and commodity price and exchange rate volatility • Regulatory and tax changes • Supply chain disruptions Opportunities • Improving safety and operational efficiency • Investing in asset full potential and technical systems to improve efficiencies and performance • Implementing a brownfields exploration programme to deliver higher margin ounces • Reviewing the owner model at each asset • Optimising processes and systems to reduce general and administrative expenses • Optimising procurement strategies • Portfolio management opportunities • Short-term hedging to protect cash-flows • Leveraging the upside of commodity price and exchange rate movements 2025 focus areas • Implementing AO transformations at our operations • Review our Group procurement model • Implementing cost optimisation initiatives across all Group functions • Conducting an information technology (IT) diagnostic to optimise IT and operational technology (OT) systems • Standardising and optimising business processes to drive efficiency The failure to deliver safe, reliable and cost-effective operations in line with the Group’s business plan and market guidance could result in missed revenue, reputational damage and associated impacts on our share price and ability to deliver shareholder returns. This could impact our ability to send our people home safe and healthy every day (risk 1), to meet societal expectations that, in turn, leads to a loss of our licence to operate (risk 8), and to achieve planned profitability and cash-flows (risk 3). Link to strategy Strategic pillar 1: Deliver safe, reliable and cost-effective operations Mitigation strategy Developing the Group’s 2025 business plan was a robust process in conjunction with all operations and functions, which was underpinned by detailed quantitative risk analysis. We set internal targets and external guidance for each asset which, based on our risk analysis, can be achieved. A key focus for H1 2025 is our winterisation effort at Salares Norte. We have safety, business, productivity and cost improvement processes and programmes in place at all our operations, supported by our AO Strategy. We conduct monthly and quarterly asset reviews to assess progress against our business plans, with more frequent reviews in response to variable performance. Board oversight • Board of Directors • Technical Committee Threats • Employee safety and health risks • Negative environmental impacts • Operational inflexibility due to structural constraints and the fixed nature of costs • Adverse weather impacts • Regulatory action Opportunities • Building operational flexibility into our operations to deliver additional value in a higher gold price environment • Building capabilities by embracing a new approach to talent attraction and retention • Investing in asset full potential and technical systems to improve efficiencies and performance • Co-developing technical solutions with third parties to unlock potential 2025 focus areas • Delivering AO efficiency improvement initiatives • Completed Salares Norte ramp-up implementation • Optimising operating system to drive efficiency across the Company • Developing a business partner framework and processes GOLD FIELDS Integrated Annual Report 2024 30 3 Delivery of expected profitability and cash-flows (2023: 2) 4 Predictable operating delivery (2023: –) About this report Who we are Maintaining good governance Our business and strategy Our commitment to responsible mining Our performance Assurance

Risks and opportunities continued Insufficient quality growth – through M&A or exploration – to sustain the Group’s production profile could impact future cash-flows and reduce shareholder returns and market capitalisation. It could also affect our ability to maintain our competitive advantage. Link to strategy Strategic pillar 3: Grow the value and quality of our portfolio of assets Mitigation strategy The Group’s strategic planning process is key to mitigating this risk. We continue to evaluate value-accretive opportunities to build the value of our portfolio, including acquisitions, divestments, JVs, new mine builds and other strategic projects. Board oversight • Board of Directors • Strategy and Investment Committee • Technical Committee Threats • Inability to identify and secure emerging opportunities through M&A or earn-in agreements • Exploration programmes that do not yield the required outcomes in the required timeframes • Changes in economic circumstances • Decline in gold, copper and silver commodity prices Opportunities • Acquiring new ore bodies • Having a broad and balanced geographical base 2025 focus areas • Progressing the Tarkwa/Iduapriem JV in Ghana • Focusing on asset portfolio management and M&A opportunities • Greenfields exploration programmes in Australia, Peru, Chile and Canada Insufficient growth – through brownfields exploration, Mineral Resource conversion and project delivery – to sustain our production profile could impact future cash-flows and reduce shareholder returns and market capitalisation. It could also affect our ability to maintain our competitive advantage. Managing key capital projects effectively is critical to ensure we deliver to market expectations – this includes capital cost and commercial levels of production guidance to avoid missed revenue, higher costs, reputational damage and share price impacts. Link to strategy Strategic pillar 3: Grow the value and quality of our portfolio of assets Mitigation strategy The Group’s strategic planning process is key to mitigating this risk, with detailed consideration of LOM capital requirements to support value-accretive asset delivery. We will develop the Windfall project’s execution strategy with the intention of establishing a project standard for the Group. This will also incorporate learnings from developing projects at Gruyere and Salares Norte. Our operations have comprehensive near-mine exploration programmes in place, the performance of which is monitored during quarterly business reviews. Over the past 15 years, our Australian mines have consistently replaced depleted Mineral Reserves and more. Board oversight • Technical Committee Threats • Mineral Resource conversion to deliver high margin ounces • Cost inflation and ability to deliver capital projects on schedule and on budget • Significant timeframes from initial exploration phase to project approval and delivery • Failure to deliver on guidance • Lost opportunities to generate cash-flow and profit Opportunities • Maintaining capital efficiency • Maintaining a sustainable production profile 2025 focus areas • Completing the development of the Windfall feasibility study to support final investment decision in early 2026 • Implementing Salares Norte brownfield exploration programme • Implementing a project portfolio management system • Updating study, estimating and scheduling standards GOLD FIELDS Integrated Annual Report 2024 31 5 Delivery of growth through M&A and greenfields exploration (external) (2023: –) 6 Delivery of growth through Mineral Resource management and delivery of capital projects (internal) (2023: –) About this report Who we are Maintaining good governance Our business and strategy Our commitment to responsible mining Our performance Assurance

Risks and opportunities continued Failure to integrate our business partners could impact our ability to deliver on our objectives, and we need to ensure decisions to outsource aligns with the Group’s strategy. This could impact our ability to ensure our people go home safe and healthy every day (risk 1), as well as our ability to achieve our planned profitability and cash-flows (risk 3) and maintaining our licence to operate (risk 8). Link to strategy Strategic pillar 1: Deliver safe, reliable and cost-effective operations Mitigation strategy We are appointing specific contractor management resources in high-impact areas like, for example, major projects and operational activities. We further drive greater inclusivity of contractor employees with the activities and programmes of permanent employees, thus delivering a more integrated and effective workforce.Board oversight • SET Committee Threats • Business partners subcontracting services and activities • Cultural misalignment between Gold Fields and business partners • Poor performance by business partners • Sustainability of business contractors Opportunities • Supporting and developing emerging business partners as part of our local skills development objectives • Cost, efficiency, skills and expertise benefits which are potentially associated with business partners 2025 focus areas • Developing a Business Partner Framework and supporting processes The Group’s failure to comply with regulatory requirements or act in accordance with societal expectations for corporate governance and social performance, could impact our social licence to operate – leading to delayed or cancelled approvals, operational disruptions and reputational damage. Link to strategy Strategic pillar 2: Deliver positive social and environmental impact Mitigation strategy With our commitment to sustainability as one of our three strategic pillars, we pursue a range of comprehensive 2030 targets devised after extensive work with our operations – including setting capital budgets to support those commitments – to ensure that, while ambitious in nature, they are achievable. Board oversight • Board of Directors • SET Committee • Risk committee Threats • Increasing climate-related risk to our operations and communities • Increasing political instability and regulatory oversight • Changing socio-economic conditions • Increasing and integrated sustainability-related financial disclosure expectations • Increasing stakeholder expectations of performance and disclosure Opportunities • Using diverse financial instruments to deliver existing commitments • Leading nature/biodiversity-positive investment and research • Partnering and collaborating with increasingly diverse stakeholders • Integrating environmental, social and economic approaches to challenges • Collaborating with business partners to improve sustainability outcomes • Embracing the changing nature and ways of work 2025 focus areas • Continue to create a safe workplace where everyone feels respected, valued and empowered to speak up • Conducting a mid-point review of our 2030 targets and revising tactical plans accordingly • Continuing to deliver on our 2030 ESG commitments • Setting 2035 aspirations for the Group • Progressing social transition plans for Damang and Cerro Corona • Progressing the implementation of the chinchilla capture and relocation plan at Salares Norte • Improving environment and social risk management maturity through risk architecture and control standard definition GOLD FIELDS Integrated Annual Report 2024 32 7 Business partner integration (2023: 9) 8 Licence to operate and societal expectations (2023: 11) About this report Who we are Maintaining good governance Our business and strategy Our commitment to responsible mining Our performance Assurance

Risks and opportunities continued Failure to recruit and retain both the required workforce to meet our business needs today and those of the future could result in key-person dependency and the inability to execute on critical elements of the Group’s strategy. Link to strategy Strategic pillar 1: Deliver safe, reliable and cost-effective operations Mitigation strategy Gold Fields’ business depends on fit-for-purpose organisational structures filled with capable talent to ensure we meet our current and future operational and business requirements. In 2024, we implemented a new organisational structure to drive standardised ways of working and provide agility and growth opportunities that can leverage the experience of our people across the Group. Looking ahead, we will focus on advancing our culture transformation initiatives to ensure we have the right leadership capabilities supported by fit-for-purpose structures, processes and practices to meet the requirements of our global business, and drive efficiencies. We continue building the awareness, skills and capabilities of our people to drive a respectful workplace. In addition, we aim to ensure consistent global standards, processes and systems that make onboarding and integrating new and developing talent simpler and easier. Board oversight • Remuneration Committee • SET Committee Threats • Lack of a respectful workplace that ignores the mental, emotional and physical wellbeing of our people and their working environment • Balancing operational needs with time for capability development • Not integrating learning interventions across disciplines and operations • High employee turnover • Poor engagement levels Opportunities • Revising global talent approach integrated with the functional talent needs • Simplifying the learning landscape and integrating learning moments into our day-to-day operations • Introducing a new performance process based on continuous performance management and feedback • Improving succession and development planning • Integrating culture, engagement and diversity, equity, inclusion and belonging actions into learning offerings 2025 focus areas • Revising the global job architecture to align with our new organisational structure, which defines role requirements and career path opportunities • Continuing with Inspire and Ignite programmes and rolling out a supervisory programme and critical skills development programmes • Revising the talent process with functional leads in line with the new organisational structure, with more specific development planning focused on on-the-job exposure and development, formal learning and line management coaching The Group’s failure to identify and mitigate climate-related events that may impact our operations or ability to execute our strategy, leading to operational disruptions and lost revenue. This risk impacts on our ability to deliver predictable operating results (risk 4) and meet societal expectations that leads to a loss of licence to operate (risk 8). Link to strategy Strategic pillar 2: Deliver positive social and environmental impact Mitigation strategy We adopted a comprehensive Decarbonisation Strategy, which specifies our carbon goals for 2030, and our 2025 priorities and includes reviewing and updating our plans to deliver these 2030 goals. We also seek to leverage international standards and guidelines by, for example, complying with industry standards like the Global Industry Standard on Tailings Management (GISTM). Given the changing environment and growing impact of rising global temperatures and extreme weather events, we are reviewing our climate change vulnerability risk assessments. We continue to enhance the resilience of our operations by rolling out renewable energy initiatives, and have implemented measures to mitigate the potential impact of extreme weather events, including flood management strategies, extreme temperature response plans and insurance cover. Board oversight • SHSD Committee • Risk committee Threats • Operational disruptions due to extreme rainfall events • High temperatures impacting underground ventilation strategies • Impact of climate change on host communities Opportunities • Greater mix of renewable electricity • Leveraging new technologies • Improving asset resilience • Establishing and strengthening partnerships with government and communities 2025 focus areas • Improving environmental and social risk management maturity • Conducting a mid-point review of our 2030 targets and revising tactical plans accordingly • Continuing to implement our Decarbonisation Strategy GOLD FIELDS Integrated Annual Report 2024 33 9 Access to talent required to execute strategy (2023: 6) 10 Operational impact due to lack of climate adaptation measures (2023: 12) About this report Who we are Maintaining good governance Our business and strategy Our commitment to responsible mining Our performance Assurance

Risks and opportunities continued A weak cybersecurity control environment could lead to unauthorised disclosure of sensitive information or business disruption. This risk impacts our ability to achieve our safety ambitions (risk 1), deliver predictable operating results (risk 4) and our financial performance targets (risk 3). Link to strategy Strategic pillar 1: Deliver safe, reliable and cost-effective operations Mitigation strategy In response to the escalating and dynamic global cybercrime landscape, we deployed enterprise-wide software platforms to safeguard critical IT and OT infrastructure essential to our ongoing sustainability. This includes continuous monitoring of both our internal systems and third-party risks, leveraging always-on vendor risk management platforms. All activities related to people, procedures and cybersecurity controls are optimised and designed for continuous improvement. Reinforcing our commitment to best practices, all our mining operations and offices, with the exception of those in Chile and Canada, hold ISO 27001 cybersecurity certification. Board oversight • Audit Committee • Risk committee Threats • Dramatic increases in cyberattacks globally • Security posture of OT systems • Poor user awareness of new cyber threats • Fast changing technological environment, including the rapid availability of AI platforms • Rapid digital transformation of the mining value chain Opportunities • Data-driven risk-based approach to cyber response • Improved collaboration with business functions • Ability to digitise • Secure OT systems 2025 focus areas • Conducting a Group IT diagnostic and developing and implementing an agreed IT roadmap GOLD FIELDS Integrated Annual Report 2024 34 11 Cybersecurity vulnerabilities leading to an incident (2023: 14) About this report Who we are Maintaining good governance Our business and strategy Our commitment to responsible mining Our performance Assurance Mining, exploration and environmental work are essential functions at all our operations

Catastrophic risks Link to strategy Strategic pillar 1: Deliver safe, reliable and cost-effective operations Strategic pillar 2: Deliver positive social and environmental impact Board oversight of catastrophic risks SHSD Committee 1 TSF failure Catastrophic TSF embankment failure Mitigating strategy We strive to fully comply with the Group’s TSF Management Policy and Management Standard, as well as international guidelines like the Australian National Committee on Large Dams, SANS and CDA. Our combined assurance approach is bolstered by the annual Independent Geotechnical and Tailings Review Board reviews at Cerro Corona (Peru) and Tarkwa (Ghana), where our four TSFs with “extreme” or “very high” consequence category ratings are located. In addition, we continue to implement the GISTM in line with targets and timing. 2 Geotechnical Significant pit wall slope or underground failure Mitigating strategy Our portfolio comprises deep-level mines that are seismically active due to induced stresses approaching or exceeding the strength of the rock mass. Gold Fields’ geotechnical team conducts annual reviews of all geotechnical incidents and incident types at our operations to identify trends and reduce the likelihood of recurrence. We aim to use industry best practices in seismological monitoring and analysis, in addition to using dynamic ground support at relevant operations. Deformation and seismic analyses performed by the second-line function have not identified any significant anomalies. Our combined assurance approach is supported by the work conducted by the Geotechnical Review Board – consisting of independent and internal industry experts – at South Deep for all major projects, the Australian underground operations (when necessary) and for all pit cutbacks at our other operations in Australia, Ghana, Chile and Peru. 3 Flooding Major incident causing loss of life and property damage Mitigating strategy The typical design of Gold Fields’ operations considers probable precipitation and flood modelling to ensure we have appropriate mitigation measures in place. Flooding and other associated risks form part of the ICMM’s Critical Control Management programme, where control measures are audited internally and verified by independent parties. We recently initiated a flood study across all of our operations, and we are using the preliminary outcomes to define risk mitigation priorities going forward. 4 Transportation Potential incidents while transporting people or hazardous materials by air or bus Mitigating strategy We only use reputable and accredited airline companies, and where it is necessary to charter flights, these companies must be accredited by their respective civil aviation authorities. Where we use buses to transport employees, we follow a rigorous selection process to award transport contracts. We also apply strict transportation standards, including inspection and maintenance, and fatigue management, and continually seek ways to implement new technology. We have undertaken comprehensive risk assessments to ensure compliance to relevant transportation standards. 5 Fire and explosion Major incident causing loss of life and property damage Mitigating strategy Our operations implement and adhere to mandatory codes of practice and mine standards for fire prevention and flammable gas explosions. We have second-line guidance and oversight in place across the Group to address this risk, and we are implementing a Combined Assurance Strategy. Annual independent review of our fire protection systems occurs as part of the insurance risk engineering review process. 6 Water barrier pillars Impact of Ezulwini rewatering on South Deep Mitigating strategy The reinforced concrete water plugs between South Deep and the neighbouring Ezulwini mine, owned by Sibanye-Stillwater, are regularly inspected, and an ongoing condition-monitoring programme is in place. A level two water barrier pillar review at South Deep during 2024 did not identify any anomalies. A lengthy legal process brought by Sibanye-Stillwater came to a final conclusion at the Constitutional Court in November 2023, reaffirming Ezulwini’s obligations to continue pumping water until the relevant mine closure certificate has been issued by the regulator, which will take some time. South Deep is working with Sibanye-Stillwater to ensure Ezulwini remains dewatered. 7 Asset integrity Material damage to operations or infrastructure Mitigating strategy Our technical function developed a risk-based asset management strategy that primarily focuses on the integrity of physical infrastructure and equipment across the Group. The objective is to provide a consolidated portfolio view of risk and to enhance our critical controls to ensure safe and sustainable production. During Q4 2024, the process commenced with a mine-level infrastructure and equipment risk assessment across all operations, except for Salares Norte and Cerro Corona. The assessment aimed to consolidate and standardise the classification of risks across the portfolio. The risks identified were found to be almost exclusively known and mitigated at a mine level. GOLD FIELDS Integrated Annual Report 2024 35 About this report Who we are Maintaining good governance Our business and strategy Our commitment to responsible mining Our performance Assurance

Emerging global risks We continue to be shaped by the risks and opportunities which exist within the broader global context. We closely observe and seek to manage these longer-term strategic and emerging risks – prioritising them as needed, including them in strategic planning reviews, engaging with our stakeholders on them and adjusting mitigating actions to protect the sustainability of our business. Impacts Risk mitigation Deepening geopolitical and geo-economic tensions On a macro level, geopolitical risks have the potential to impact the global economic outlook, influencing growth, inflation, financial markets and supply chains. Conflicts – like those between Ukraine and Russia and between Israel and Hamas in Gaza – fuel regional instability and impacted energy and food security, with higher prices leading to increased inflation rates. The political approach taken by the new US administration could also prove more challenging. In this context, Gold Fields’ portfolio decisions on jurisdictional preferences, what to invest in and which stakeholder relationships to establish and strengthen, become increasingly important. • The growth of resource nationalism, protectionism and populist movements in recent years has created an environment of increasing uncertainty • Disruptions to global supply chains and inflationary pressures could impact our operations • Investment decisions need to be informed by a thorough understanding of country, regional and business partner risks • Building supply chain resilience requires comprehensive due diligence processes, stronger supplier relationships, technological investment and sustainable practices The increasingly urgent reality of environmental risks Climate change is forecast to result in more frequent and severe weather events like hurricanes, droughts, floods and wildfires. The risk of biodiversity loss and ecosystem collapse is expected to increase dramatically over the next decade. These factors could not only have a direct impact on our mining activities, but also potentially alter the socio-political context in which our operations exist. • Damaged infrastructure and disrupted supply chains, leading to resource scarcity and economic instability • Water scarcity in drought-impacted regions, leading to operational disruption and potential water conflict with stakeholders in catchment areas • Mining carries a heightened risk to the environment and biodiversity. Resistance to mining could increase if environmental risks materialise • Mining can be a means for financing alternative livelihood paths in impacted communities that, over the long-term, may prevent biodiversity loss • Recognise and manage water conflict-related risks • Deliver climate change mitigation measures, including reducing carbon emissions • Implement nature-positive measures having considered ICMM guidance Technological risks and opportunities Gold Fields is faced with immediate pressures created by the depletion of deposits, rising operational costs and skills shortages, alongside calls for long-term positive sustainability impacts. Injecting advanced technology like AI, digital twins and predictive analytics into our operations could make them more cost effective and resilient. Whether these technologies can be effectively implemented in a talent-constrained environment remains uncertain. • On a macro level, AI will be disrupting global markets and business models, but also offering opportunities for efficiency gains • In the medium to long term, the risk of adverse outcomes of AI technology could be a material factor • Our industry peers are investing in innovation and Gold Fields’ failure to effectively follow suit could result in the Group falling behind the competition • Reskill and upskill our workforce to harness these technologies • Explore and implement opportunities presented by AI • Constantly review our AI Policy to ensure it addresses ever-changing opportunities and risks GOLD FIELDS Integrated Annual Report 2024 36 About this report Who we are Maintaining good governance Our business and strategy Our commitment to responsible mining Our performance Assurance

GOLD FIELDS Integrated Annual Report 2024 37Environmental work and community outreach are critical functions for our team in Cerro Corona in Peru Building a safe and respectful workplace 38 Host communities 46 Governments 52 Environmental stewardship 57 In this section Our commitment to responsible mining Sustainability has long been part of Gold Fields’ way of doing business, and we have sought to integrate sustainability matters into the operational and financial management of our operations. We strive to take care of the environment while we mine, create value for our stakeholders, meaningfully invest in our host communities and adhere to the highest ethical standards. About this report Who we are Maintaining good governance Our business and strategy Our commitment to responsible mining Our performance Assurance

Building a safe and respectful workplace Protecting the health, safety and wellbeing of our people remains our number one value and is core to everything we do. Gold Fields is committed to creating safe and respectful workplaces and guaranteeing that everyone who works at Gold Fields goes home safe and well every day. We believe that a fatality and serious injury-free business is possible, and we recognise that our responsibility extends beyond protecting the physical safety and occupational health of our people: we must ensure their psychosocial wellbeing as well. Workforce by Group and country (end-December) Total workforce Employees Contractors Proportion of nationals1 2024 2024 2023 2024 2023 2024 Australia 4,340 1,929 1,879 2,411 1,895 77% South Africa 5,266 2,613 2,582 2,653 2,574 89%2 Ghana 7,112 772 823 6,340 5,781 100% Canada3 582 203 — 379 — — Chile 3,336 502 471 2,834 3,300 97% Peru 2,116 404 418 1,712 1,678 100% Corporate 138 137 124 1 1 58% Total 22,890 6,560 6,297 16,330 15,229 87% 1 Employees only 2 Most of the remaining employees are Southern African Development Community nationals 3 Apart from the total workforce, employees and contractors number for the Windfall project, these employees and contractors are excluded from all other human resource and host community indicators Gold Fields has a total workforce of 22,890 people across six countries – this includes our 16,330 contractors, who are critical to our success. Our long-term focus on host community employment continues to influence our workforce profile: host community members comprise 52%RA of our workforce (2023: 51%). This aligns with our strategy of creating value for the communities in the countries where we operate (read more on p46). Key human resources metrics (end-December) Category 2024 2023 2022 2021 2020 Total workforce 22,890 21,526 23,084 22,110 18,412 Minimum wage ratio1 2.00 2.10 2.41 1.78 1.71 Female employees (%) 25RA 25 23 22 20 Ratio of basic salary women to men 0.95 0.94 0.97 0.70 0.69 Employee wages and benefits (US$m)2 498 453 468 463 412 Average training spend per employee (US$) 1,930 1,400 1,411 1,397 1,211 Employee turnover (%) 14 13 16 12 11 1 Entry-level employee wages compared with local minimum wage. This ratio excludes Ghana, as the mines only employ management-level employees with contractor mining in use at both of our mines 2 This excludes benefits GOLD FIELDS Integrated Annual Report 2024 38 About this report Who we are Maintaining good governance Our business and strategy Our commitment to responsible mining Our performance Assurance

Building a safe and respectful workplace continued Safety performance We aim to guarantee that our people go home safe and well every day. Tragically, we fell short of this commitment in 2024, and it is with profound sadness that we reported two fatalities at our operations during the year. On 2 January 2024, a South Deep employee, Khathutshelo Khaukanani, was fatally injured in an underground incident involving trackless mining equipment. A second fatal incident occurred in Australia on 23 April 2024, when Eli Kelly, who was employed by one of the mine’s business partners, was fatally injured in a mobile equipment-related incident at a construction site on St Ives. A tragic, non-operational incident also occurred off-site on a public road on 21 October 2024, where a subcontractor was fatally injured while transporting a raise bore rig from Agnew. We recorded threeRA serious injuries this year, compared to six in 2023. We cannot claim to be a safe business until we sustainably eliminate serious injuries and fatalities across the Group. We have not yet achieved this, but we recognise the continual improvement in reducing all injuries and, in particular, reducing the number of serious injuries by over 80% since 2018. The severity of lost time injuries (LTIs), as measured by days of work lost per millions hours, reduced to 19 days in 2024 (2023: 28 days), while the LTI duration rate declined to 29 days (2023: 45 days). Our total injury exposure, as measured by the total recordable injury frequency rate (TRIFR), deteriorated from 2.36 in 2023 to 2.62RA recordable injuries per million hours worked in 2024. The number of near misses reported during 2024 was 1,915RA (2023: 2,325). We continue to track a set of leading and lagging indicators across all operations and projects to monitor the quality of our safety leadership, risk mitigation and response to address deviation. We also strengthened our approach to learning-from-incidents by building capacity for higher-quality incident investigations through multi-disciplinary teams. These lessons are also shared with our senior leaders. In addition to addressing the culture and human behaviours that lead to unsafe practices, we continued to focus on engineering and technical solutions, including advanced AI, which make our operations safer and remove people from the risk exposure. This includes managing geotechnical risks, both at our underground and open-pit operations, collision avoidance technologies and utilising teleremote operations where possible. Group safety performance (employees and contractors) 2024 2023 2022 2021 2020 Fatalities 2 2 1 1 1 Serious injuries1 3RA 6 5 9 6 LTIs2 29 27 31 30 32 Total lost time injury frequency rate (LTIFR) 0.66RA 0.62 0.60 0.62 0.72 Employee LTIFR 0.78 1.11 0.64 0.67 0.91 Contractor LTIFR 0.61 0.44 0.58 0.59 0.62 Total TRIFR3 2.62RA 2.36 2.04 2.16 2.40 Employee TRIFR 3.29 3.68 2.04 2.35 2.91 Contractor TRIFR 2.39 4.37 2.04 2.08 2.13 Severity rate4 19 28 19 19 32 1 Since 2019, we have applied Gold Fields’ definition to classify serious injuries, whereby a serious injury incurs 14 days or more of work lost and results in one of a range of injuries detailed at www.goldfields.com/safety.php 2 LTI is a work-related injury resulting in an employee or contractor being unable to attend work and perform any of their duties for one or more days after the injury 3 TRIFR = (fatalities + LTIs + restricted work injuries + medically treated injuries) x 1,000,000/number of hours worked 4 Severity rate = days lost to LTIs/hours worked x 1,000,000 GOLD FIELDS Integrated Annual Report 2024 39 About this report Who we are Maintaining good governance Our business and strategy Our commitment to responsible mining Our performance Assurance

Building a safe and respectful workplace continued Our safety improvement plan In February 2024, we initiated an independent safety diagnostic of our Group’s safety leadership, processes, systems and practices to identify opportunities to accelerate our safety journey. The review by dss+ found many good practices within the Group, including key management systems and governance structures with safety integrated into most management processes. We have started to leverage these practices across our global operations. There are, however, also areas where the diagnostic emphasised areas of improvement, which related particularly to the impact of leadership, achieving greater levels of standardisation across all operations and optimising our approach to risk management. The insights and expertise gained from our employees and business partners through the safety review served as the foundation of the safety improvement plan, which aims to eliminate fatalities and serious injuries through a multi-year, Group-wide safety programme. The plan is based on four focus areas, covering: leadership and culture; resilient risk reduction; building capability; and business partner management. Leadership and culture We plan to develop leaders and ensure our people truly believe in our ambition to eliminate all serious incidents, injuries and fatalities. We intend to work with leaders across all levels to demonstrate visible safety leadership and foster an environment where everyone feels trusted, valued and heard. For several years, our safety engagements served as a critical leading indicator. Typically, these range from leadership engagements to critical control verifications and peer-to-peer interactions on unsafe conditions. We are resetting the foundation for our safety engagements by deliberately focusing on Visible Felt Leadership, building capability with our leaders, providing them with the right tools to hold quality conversations, set expectations for the management of risks and enabling a culture of safe and transparent reporting. Building on lessons from previous work, our approach to safety leadership has evolved to acknowledge that good leadership does not depend on the subject matter, but rather on the capacity of leaders being developed. We are therefore integrating our safety leadership requirements into our broader leadership development efforts. Resilient risk reduction We are revisiting our processes and systems to ensure we effectively reduce risks by simplifying systems, improving controls and holding each other accountable to eliminate serious injuries and fatalities. Our desired outcomes include the following: • Risks are actively monitored and verified to reduce our people’s exposure and to boost operational resilience • Risks are anticipated, adapted and responded to by competent risk owners • Metrics drive heightened diligence and continuous improvement • Learning happens from failures to prevent recurrence We implemented a risk containment process at our operations to rapidly build our leaders’ capabilities to identify risks, as well as engage in constructive conversations in the field to address those risks identified. During the year, 281 leaders across five operations completed formal risk containment training, which was conducted by an independent expert, followed by coaching on effective field engagements. We will expand this process to all operations in 2025, which will form the foundation for ongoing leadership development. Our Group Technical team provides strong technical expertise into the design of risk controls and assurance over our catastrophic and other safety risks, and support the piloting and testing of new and advanced technologies for further risk reduction. GOLD FIELDS Integrated Annual Report 2024 40 Courageous Safety Leadership programme In 2019, Gold Fields adopted a Courageous Safety Leadership programme across all operations to support our objective of eliminating serious injuries and fatalities. The programme intends to equip every person working at Gold Fields to become a Courageous Safety Leader by identifying unsafe approaches to work, stopping them and assisting in implementing solutions designed to ensure safe outcomes. The programme continues to be facilitated by leaders within the business and is a requirement for all employees and contractors. To date, over 34,000 people have attended the programme – 6,100 people in 2024, including senior leaders from our Board and Executive Committee. Managing geotechnical risks The mining industry continues to face geotechnical challenges due to ageing of certain mines and a trend toward mining deeper pits and more complex, often deeper underground deposits. This leads to higher pit walls, more complex underground environments, increased exposure to geotechnical instability, and increased propensity for seismic damage and hydrological impacts. The Group’s geotechnical team conducts annual reviews of all geotechnical incidents and incident types at our operations to identify trends and reduce the likelihood of incident recurrence. There were 43 incidents within our open pits in 2024, a marginal improvement from 2023, notwithstanding two new pits being mined and existing pits deepening during this period. We recorded 32 geotechnical incidents in our underground mines during the year (2023: 42). Dynamically driven ground support failure accounted for 37% of these, static falls-of-ground for 43%, and backfill issues the remainder. Our portfolio consists of deep-level mines which are seismically active due to induced stresses approaching or exceeding the strength of the rock mass. South Deep had six damaging seismic incidents in 2024, while our underground mines in Western Australia – at Granny Smith, Agnew and St Ives – recorded five events. We aim to use industry best practices in seismological monitoring and analysis, in addition to using dynamic ground support in these operations. We further mitigate this risk through geotechnical risk management practices like improved support and standards, backfilling and stabilising pillars and, to identify seismic activity early, we perform seismic analysis and have seismic monitoring systems in place. At South Deep, pre-conditioning is undertaken in all destress areas to fracture the rock mass ahead of work being done. Geotechnical Review Boards help implement industry best practice geotechnical design; monitoring; mine design; extraction sequencing; and ground support implementation, specifically at Cerro Corona, South Deep and Agnew. About this report Who we are Maintaining good governance Our business and strategy Our commitment to responsible mining Our performance Assurance

Building a safe and respectful workplace continued Modernisation and mechanisation to improve safety and health Advancements in technology continue to transform the mining industry, and safety is one of our key drivers to further modernise and mechanise activities in our mines. The ICMM formed a partnership with the Earth Moving Equipment Safety Round Table Group to ensure safe and effective deployment of vehicle interaction and collision avoidance system (CAS) initiatives. Gold Fields opted to implement both operational and reactive controls to address vehicle interaction concerns, and is collaborating with technology suppliers to enhance system reliabilities. As part of the operational controls, fatigue management systems are being deployed in open-pit operations. These systems are starting to improve the number of fatigue events reported, as well as operator discipline – particularly at our Ghanaian mines, which is also pioneering an ICMM-led vehicle interaction site programme. For reactive controls, we are implementing CAS in both open-pit and underground operations. Gold Fields completed a Group Open-pit Minimum Standard, which requires that all mobile equipment entering open pits from 2026 must be fitted with an approved CAS system (level 8). Open-pit mines with a LOM beyond 2030 must upgrade this CAS functionality further to level 9 by December 2027. Underground level 9 CAS deployment at South Deep is set for completion during 2025, while the Australian mines will be piloting level 8 systems during 2025. Work in this area includes installing more advanced detection sensors to prevent machine-to- machine or machine-to-person collisions by slowing down and then stopping the machine completely. In addition, cap lamp detectors will help prevent machine-to-person or machine-to- machine collisions by slowing down the machine and stopping it automatically. The work on underground vehicles has been extended to ensure reduced diesel emissions through the introduction of low emission and zero emission vehicles. In finding these solutions, our teams work with our peers and equipment manufacturers via the ICMM’s Innovation for Cleaner Safer Vehicles initiative. Work is progressing, but to date pilot projects at our mines have produced mixed results. Another critical safety initiative is identifying opportunities to remove people from active mining areas via teleremote loading, rock breaking and managing underground mining activities from the surface. At South Deep, teleremote longhole stope drilling capabilities were installed, while we use teleremote load haul dump surface operations across our Australian underground mines. Building capability Building capability within our Company is key to the sustainability of our performance and ensuring our people feel safe enough to report and mitigate risks. In doing this, we aim to deliver the following: • Leadership at all levels have the capabilities to actively lead and influence the organisation to reduce risks • Our teams understand the risks in the workplace and how to react to them • Competent safety and health professionals are actively supporting the organisation in reducing and overseeing risk reduction Our new organisational structure includes a strengthened Group safety and health function. The safety improvement plan implementation facilitates collaboration, alignment and delivery of practical processes and systems through cross operational and functional working groups. We also established external support to coach and mentor our safety professionals. In building the foundation, our attention will shift toward frontline supervision, understanding the barriers to effective safety management and ensuring processes are implemented to eliminate these barriers. Business partner management Contractors constitute 73% of our total workforce and play a critical role in helping us run our business and achieving our safety aspirations. We started developing a comprehensive framework that aligns and integrates the operations of our business partners with our values and standards. By developing this framework, we hope to: • Set criteria to guide the decision to outsource work and the criteria for partnership • Clearly define performance requirements, accountabilities and expectations of everyone when outsourcing work • Build processes and systems to identify and manage high-risk exposure of work we outsourced and ensure a consistent approach to applying and verifying controls • Build leadership and technical capabilities to manage outsourced work • Ensure these requirements are effectively implemented, monitored and assured Foundational work for the workforce includes integrating business partner data into our database, streamlining processes and ensuring more effective oversight and engagement. GOLD FIELDS Integrated Annual Report 2024 41 About this report Who we are Maintaining good governance Our business and strategy Our commitment to responsible mining Our performance Assurance

Building a safe and respectful workplace continued Health and wellness Occupational diseases Our people are exposed to potential hazards in our workplaces that could impact their health. Typically, these hazards include noise, exposure to fumes, dust, diesel particulate matter and a range of musculoskeletal impacts. Given the diverse nature of our operations, controls at our sites are tailored in accordance with the risk that potential hazards may pose to reduce any exposures to levels that are as low as reasonably achievable. We have the same approach to managing occupational health hazards as managing physical safety, with risk assessments as the foundation of how we design control mechanisms and the intensity of the monitoring associated with the effectiveness of those controls. We adopt a proactive approach to exposure limitation by monitoring actual exposures, with action limits set to avoid exceeding any defined occupational exposure limits. The number of occupational disease cases recorded during 2024 decreased to 26 from 29 in 2023. Musculoskeletal disorders made up 17 of the cases (2023: nine), noise-induced hearing loss threeRA (2023: eight) and Cardio-respiratory Tuberculosis six (2023: eight). No new cases of SilicosisRA or chronic obstructive airway diseases were reported in 2024. All Cardio-respiratory Tuberculosis cases were recorded at South Deep, while three musculoskeletal disorder cases occurred in Ghana, 13 in Australia and one in Peru. Diesel particulate matter from large machinery poses a risk to our workforce at our underground operations in South Africa and Australia. We have a targeted programme in place to reduce potential exposures, which includes filtration placed on equipment; adequate ventilation; routine maintenance of equipment; use of low sulphur fuel; and implementing operating practices that successfully reduce potential exposures over time. During the year, 7% of personal samples exceeded the occupational exposure limit for diesel particulate matter (2023: 3%), which we are seeking to address through coordinated interventions. Silicosis and Tuberculosis At South Deep, airborne pollutant exposures and suppression remain a key focus area as they increase the risk of TB and Silicosis. South Deep has a TB rate of 0.1% among its employees, compared to a national average of 0.5%% in South Africa. We have automated systems in place that actively suppress dust, and we continuously monitor our controls to ensure these remain effective. Where practical, we also remove our people from areas of potential risk. Our employees are educated on the importance of dust suppression, and are equipped with the necessary personal protective equipment (PPE). The dust suppression programme is also supported by medical screening to aid in early detection of any potential effects. In line with a continued decline in potential exposures, no new cases of Silicosis or chronic obstructive airway diseases were reported at South Deep in 2024. Furthermore, South Deep has also not had any new Silicosis cases from individuals that joined the industry after 2008 – consistent with the industry trend. In May 2018, Gold Fields and five other South African gold companies reached a historic settlement with claimant attorneys in a Silicosis and Tuberculosis class action. A settlement trust, known as the Tshiamiso Trust, was established to execute the terms of the settlement and ensure all eligible current and former mineworkers across southern Africa with Silicosis or work-related Tuberculosis (or their dependants, where the mineworker has passed away) are compensated. At 31 December 2024, the Trust had paid out over R2bn (US$109m) to 21,416 industry claimants. The provision for Gold Fields’ share of the settlement of the class action claims and related costs amounted to R92m (US$5m) at year-end. Noise-induced hearing loss Exposure to high levels of noise from machinery and equipment present a risk of noise-induced hearing loss for our employees. New noise-induced hearing loss cases decreased slightly during the year, with two cases reported at South Deep (2023: six) and one at St Ives in Australia (2023: two). As far as reasonably possible, all new equipment purchased should not exceed noise levels of 107 dB(A), in line with the 2024 South African industry milestone. We continue to mitigate exposure by applying engineering and administrative controls at all high noise- emitting sources. This includes installing silencers; purchasing less noisy equipment where possible; identifying and zoning noise areas; and providing personalised hearing protection devices to employees. We also provide fit-testing for hearing protection to ensure PPE is effective – it also educates our employees on how to fit such equipment accurately. HIV/Aids HIV/Aids is a particular risk for the South African population and is therefore a focus at South Deep. The percentage of HIV/Aids cases at South Deep in 2024 was 19.6% of the workforce (2023: 19.7%). By year- end-2024, 1,036 of the workforce were living with HIV/Aids, of which 1,007 are on highly active anti-retroviral therapy (HAART) treatment. The mine continues to offer voluntary counselling and testing (VCT) to prospective and permanent employees, as well as our business partners. During 2024, 5,381 counselling sessions were conducted. At South Deep employees and their immediate relatives are covered for their treatment by their medical aids. Employees who decline treatment are closely monitored and counselled on a regular basis. HIV/Aids is less of a risk in Ghana, where the national HIV/Aids rate is below 2%. However, we offer free VCT to employees and contractors and run several educational programmes. During 2024, 35%, or 2,503 of our workforce in Ghana underwent VCT (2023: 47%) and nine workers were enrolled in HAART (2023: nine). We identified four new HIV/Aids positive cases among our Ghana workforce, bringing the number of employees living with HIV/Aids to 33. Among South African and Ghanaian employees, 581RA were on HAART during 2024, while 64%RA of the total workforce in these countries were part of the VCT programme. Malaria In Ghana, our employees face a high risk of exposure to malaria. The region has a comprehensive malaria control strategy in place, which includes education initiatives, prevention, prophylaxis and treatment. We also provide mosquito repellent to our workers, support for community health facilities and rapid diagnosis and treatment. In 2024, 342RA employees (2023: 460) tested positive for malaria. GOLD FIELDS Integrated Annual Report 2024 42 About this report Who we are Maintaining good governance Our business and strategy Our commitment to responsible mining Our performance Assurance

Building a safe and respectful workplace continued Supporting our safety transformation and preventing psychosocial harm Our commitment to guaranteeing everyone goes home safe and well every day extends beyond physical injury to people’s psychological health and emotional wellbeing. We seek to create a safe workplace where everyone feels respected, valued and empowered to speak up, and we do not tolerate any form of harassment, bullying, discrimination or harmful behaviour. Our cultural transformation journey reflects a deep commitment to creating a workplace defined by care, respect, inclusivity, connectedness and accountability. We aspire to become a diverse and inclusive team, proudly embodying the Gold Fields values and culture. Together, we want to grow our capabilities and potential to deliver meaningful impact. This journey is focused on building leadership capability; establishing effective structures, routines and practices; ensuring our people are equipped with the appropriate skills and capabilities; and building systems, standards and processes that support collaboration and efficiency. In 2024, our efforts centred on integrating and refining culture priorities to ensure our commitments are implemented systematically. The insights gained from the independent culture review conducted by EB&Co, along with the findings from the comprehensive independent safety review undertaken in 2024, serve as the foundation for our ongoing efforts to strengthen and evolve our culture. We continue implementing EB&Co’s recommendations, with progress built into leadership key performance indicators (KPIs) and overseen by the SET Committee. Our progress is further monitored by annual culture check-ins. Key milestones during the year include establishing the Respectful Workplace Advisory Council to drive the implementation of recommendations from the review and provide critical guidance on advancing our culture commitments, as well as developing a tailored Respectful Workplace toolkit to assist leaders at all levels to have challenging and important conversations that underpin the respectful, caring and inclusive workplace. For more information on how we leverage culture for improved delivery, refer to our Report to Stakeholders. In February 2025, we published an 18-month review of the progress Gold Fields made in implementing EB&Co’s recommendations. The focus was on cultural transformation, leadership accountability and meaningful structural changes that reinforce our commitment to a safer and more respectful workplace. With most EB&Co recommendations well advanced – but some yet to meaningfully impact our people’s lived experience – we are shifting focus to embedding the recommendations into our broader culture and safety workstreams. While the 21 recommendations have driven significant change, from 2025, our Respectful Workplace efforts will focus on key areas that deliver a greater impact on employees’ daily experiences. The dashboard below tracks our progress. Inclusive and committed leadership Prevention and early intervention Dignity and human rights at work Person-centred responses Business partners included Monitoring, transparency and accountability ■ Gold Fields’ Board, CEO and Executive Committee should take responsibility for cultural change ■ Gold Fields should invest in specialist diversity, equity, inclusion and belonging expertise and capability at a senior level across regions ■ The Board, CEO and Executive Committee should provide the workforce with a signed statement that commits to a safe, respectful and inclusive workplace ■ The Executive Committee should cascade the need for personal leadership action plans to all levels of management across the Group ■ Leaders at all levels should be held accountable for the culture, health and wellbeing of their teams and initiate regular dialogue about the case for change ■ Leaders should be provided with the capability and practical skills to address harmful behaviour ■ Recruitment and promotion practices should ensure people appointed to leadership roles have the capacity to deal with harmful behaviours in the workplace ■ The CEO and Executive Committee should select up to 20 people from across the Group to assist with the culture change process ■ Address hazards and risks associated with harmful behaviour as safety risks ■ Provide global specialist education across the Company on the case for change ■ Review training practices at all locations, recognising that trainers are key to influencing new and existing employees in relation to workplace culture ■ Review and revise all policy frameworks to create a simplified global framework for all harmful behaviours ■ Audit all facilities and PPE to ensure safety, inclusion, respect and dignity for all employees ■ Regularly monitor, review and address structural barriers affecting people seeking appointment or promotion ■ Establish a discrete unit for disclosing and reporting incidences of harmful behaviour ■ All investigations into harmful behaviour should be undertaken with a trauma-informed approach and be confidential, transparent and fair ■ Senior leaders should engage with business partners and contractors to obtain a deeper understanding of their lived experience of working at Gold Fields ■ Where relevant, incorporate in contracting arrangements with business partners access to all harmful behaviour data involving Gold Fields employees ■ Readminister the survey from the EB&Co review every two to three years through an independent reviewer ■ Track and report progress to the Board and Executive Committee on a quarterly basis ■ Expand its ESG metrics beyond gender diversity to incorporate other diversity metrics and measures of inclusion, psychological safety and culture GOLD FIELDS Integrated Annual Report 2024 43 n Completed n&#9;On track About this report Who we are Maintaining good governance Our business and strategy Our commitment to responsible mining Our performance Assurance

Building a safe and respectful workplace continued Creating a diverse and inclusive workforce At Gold Fields, we understand that harnessing diverse perspectives, experiences and attributes is a key driver of business performance. We believe a diverse and inclusive workforce enables us to deliver better outcomes and are working to create an organisation that reflects the demographics of the countries and communities in which we operate. This goal can only be realised by building a workplace culture that holds safety, wellbeing, inclusivity and respect at its core. We made significant progress in advancing these priorities. This includes developing a clear roadmap, guided by insights and recommendations from the Respectful Workplace Advisory Council, to ensure we work in an environment where everyone contributes to Gold Fields’ purpose. Progress against our diversity and inclusion focus areas is measured through lead indicators like succession planning, risk of employee departures and other key factors that drive our workforce composition. At the end of December 2024, 25%RA of Gold Fields’ employees were women, same as in 2023. The percentage of women in core mining roles rose to 56% (2023: 54%), while the percentage of women in leadership improved from 27% in 2023 to 28% in 2024. While these statistics show room for improvement, it is pleasing to see the steady increase in female representation over time: in 2016, only 16% of our workforce were women; 15% at management level and 8% in core mining roles. The basic salary ratio for women to men was 0.95 in 2024 (2023: 0.94), reflecting our focused recruitment, retention and development of women, as well as salary adjustments where necessary. In South Africa, legislation requires strong representation by HDPs in the workplace. South Deep is making good progress in this regard, with 80% of the workforce HDPs and 66% of senior management. Women make up 28% of South Deep’s workforce, the highest level in the Group. South Deep launched a Women’s Advisory Council in Q4 2024, comprising a cross-section of female employee representatives across all levels. The council will support the Employment Equity Committee to integrate our diversity aspirations and embed the Group’s broader culture transformation drive. Refining our organisational structure On 1 July 2024, we implemented our redesigned organisational structure and transitioned from a three- layered (Group, regions, operations) structure to a two-layered (Group, operations), function-led organisational structure, which supports safe and reliable portfolio performance. The new organisational structure also provides more agility, along with stronger functional leadership, guidance and support to the operations, as our portfolio evolves to enable the delivery of our strategy. We believe the new organisational structure will drive standardised ways of working and provide agility and growth opportunities that can leverage the experience of our people across the Group. Our operations will be empowered to focus on their core mandate of safe, reliable, cost-effective production driven by a single, united global team that works collaboratively towards shared goals. Talent and leadership development The changes to our organisational structure served as a strategic opportunity to review and optimise existing talent, ensuring that the right individuals and new capabilities are aligned with future structural needs. We conducted a comprehensive talent review of our senior leaders to equip the Group for sustained growth and success. We also reviewed how we measure, recognise and reward our people for their performance to drive our desired business outcomes and the culture we seek to foster. Under the new organisational structure, talent is managed by discipline based on role-specific requirements that have now been standardised across the Group. This defines career pathways by discipline and presents cross-disciplinary opportunities, and will be implemented in 2025. A key focus area will be on building line manager capability to manage performance and talent. We believe that our training and development programmes continue to attract new talent and develop the skills required by an evolving mining landscape, including increasingly mechanised, modernised and automated mines. In 2024, we invested US$1,930 per employee in training (2023: US$1,400). GOLD FIELDS Integrated Annual Report 2024 44 About this report Who we are Maintaining good governance Our business and strategy Our commitment to responsible mining Our performance Assurance Employees from Windfall in Canada are now part of the Gold Fields workforce

Building a safe and respectful workplace continued Attracting and retaining our talent remains a focus area as we continue to build our brand and employee benefits. Critical role turnover for the Group was 7% in 2024, against a target of 5%, but an improvement on the previous years. Our Western Australian operations in particular had high turnover levels of 13% amid retention challenges in a fiercely competitive skills market. Factors influencing the workforce in Australia include skills shortages in crucial job categories and the mobile nature of the fly-in, fly-out workforce. We recognise the important role of leadership and continued to implement our leadership development programme for senior managers, middle managers and graduates during the year, and are working towards a new supervisory development programme to enhance our overall leadership effectiveness in 2025. In doing this, we can equip our leaders with the capabilities needed to manage people, processes and systems to realise our 2035 aspirations safely and predictably. Integrating Windfall employees into the Group In May 2023, we partnered with Osisko Mining to develop and mine the underground Windfall project in Qu&eacute;bec, Canada through a 50/50 JV. This year, we completed a transaction to acquire Osisko Mining to give Gold Fields 100% ownership of the Windfall project and the extensive surrounding exploration camps. The transaction marked an important step in our journey to continue improving the quality of our portfolio. While the creation of the JV enabled the Gold Fields and Osisko Mining teams to familiarise themselves and learn to work together, the focus since the acquisition has been on fully integrating the Windfall team into Gold Fields. This has been supported by the recent organisational structure changes, which connected our Windfall team members to their broader functional colleagues. Organised labour We continue to uphold our employees’ rights to freedom of association and collective bargaining, and ensure our contractors also abide by these standards. Trade union membership among our employees is as follows: • South Africa: 74% • Ghana: 0% employees and an estimated 46% of contractors • Chile: 67% of employees and 0% of contractors • Peru: 22% of employees and 0% of contractors In accordance with legislative requirements, we do not collect data around union representation for our employees or contractors in Australia. We have enterprise agreements in place with most of our employees, effective until June 2026. Our senior employees have individual employment contracts. In February 2024, South Deep concluded a two-year extension to its three-year wage agreement with organised labour. The mine has a stable labour relations environment with its representative trade unions, particularly the National Union of Mineworkers, of which about 75% of the workforce are members. Our employees in Ghana are currently not unionised and union membership among the largely contracted workforce is close to half. In Chile, the mining industry has the highest level of unionisation. At Salares Norte, a new labour agreement was signed in July 2023, which updated the conditions and benefits at the site until July 2025. Our Peruvian operations were impacted by increased trade union activities – often resulting from restructuring – and new labour laws. At Cerro Corona, we were still operating under our three-year labour agreement concluded in October 2022. GOLD FIELDS Integrated Annual Report 2024 45 About this report Who we are Maintaining good governance Our business and strategy Our commitment to responsible mining Our performance Assurance Gender diversity, modernisation and skills development are important attributes for the Gold Fields way of working

Host communities Our host communities are key stakeholders as their support underpins our social licence to operate which, in turn, impacts our ability to create enduring value. We aim to consistently deliver on our sustainability commitments and earn the trust of our host communities through purpose-led social impact and nature-positive performance that seeks to enhance lives. These communities include individuals living near our operations who are or could be affected by our exploration, construction, operational or divestment activities. Each Group operation identifies its host communities to secure its legal and social licence to operate. An estimated 800,000 people live in approximately 60 communities surrounding our nine mines. We strive to continuously improve our social performance, recognising that empowered host communities contribute to the resilience and success of themselves and our business. While financial and other assistance are provided where appropriate, we believe the most sustainable benefit we can deliver is empowering our host communities to achieve long-term social, economic and environmental resilience. To this end, we prioritise host community procurement, job creation and SED investment, while striving to avoid or minimise adverse impacts. Our Host Community Value Creation Strategy is instrumental in ensuring we maintain our social licence to operate. The strategy guides our social performance and distinguishes between the following host community value creation levers: • Host community procurement (p48) • Host community employment (p48) • SED investment in host communities (p49) • Legacy programmes in our host communities (p49) We also apply a community relations standard and provide guidelines on managing material social impacts and risks, including illegal mining and the rights of Indigenous Peoples (p49). Our Group Community Policy Statement underscores our commitment to cultivating mutually beneficial relationships with our host communities, host governments and other key stakeholders through meaningful and transparent engagement. Our Group Community and Government Charter promotes trust-building, value creation, impact measurement and accountability. In line with the Charter’s commitments, our operations update and implement government and community action plans annually. Our community relations programmes depend on ongoing stakeholder engagement and grievance management. All our operations have stakeholder engagement plans and grievance mechanisms to address and resolve grievances effectively. For more details, refer to our 2024 ESG databook. * National value distribution equals total value distribution less payments to capital providers. See p24 for total value distribution GOLD FIELDS Integrated Annual Report 2024 46 US$1.27bnRA (35%RA of national value distribution of US$3.73bn. National value distribution breakdown is provided on p24) Procurement spend US$1,121mRA Employee wages US$137m SED investment US$16.6mRA Australia US$440m South Africa US$151m Ghana US$647m Peru US$37m Host community value created 2024 host community value creation at a glance Number of suppliers and jobs in host communities in 2024 794 11,017 host community supplier companies host community jobs in the mine value chain, comprising: 2,475 462 employees suppliers1 7,222 858 contractors non-mining jobs 1 In Ghana About this report Who we are Maintaining good governance Our business and strategy Our commitment to responsible mining Our performance Assurance

Host communities continued Measuring host community value creation We seek to continually enhance our understanding of the value we create and impact we have on our host communities by measuring the impact of our procurement, employment and SED investment. We created between US$677m and US$1.27bn in community value annually for the past seven years. This amounts to over US$6.3bn – a sustained and significant investment in the economic wellbeing of our host communities. One of our sustainability commitments is to share 30% of the value we distribute with our host communities by 2030. In 2024, 35%RA (US$1.27bnRA) of the US$4.2bnRA of national value the Group distributed remained with our host communities (2023: 33% (US$1.09bn) of US$3.29bn). See p19 – 22 for more on our 2030 ESG targets and the mid-term review planned for 2025. As part of our commitment to enhancing transparency in responsible mining practices, we began reporting on seven of the ICMM’s Social and Economic Reporting Framework (SERF) indicators in 2023. The framework's eight core indicators of social and economic contribution set a benchmark for the mining sector. Our ESG databook provides detailed disclosures on our performance against the SERF indicators during the year. Where relevant, SERF indicator alignment is also referenced in this report. For more details on our SERF disclosures, refer to our Report to Stakeholders and our 2024 ESG databook. How our 2030 ESG targets guide host community value creation 20 30 E SG ta rg et : 3 0% o f t ot al v al ue cr ea te d be ne fit s ho st c om m un iti es Procurement Host community procurement creates community jobs and supplier opportunities • Support areas where community suppliers can participate • Identify community suppliers that can supply our mines • Provide enterprise and skills development to close capability gaps • Improve payment times for small and medium-sized enterprise (SME) community suppliers Employment Host community employment maximises local opportunities • Build our host communities’ skills base through education and skills support • Prioritise the community when recruiting • Encourage our suppliers to employ from our host communities • Create non-mining jobs linked to our SED investment projects or in partnership with business partners SED investment Community investment drives integrated development • Balance investment across education and health services, enterprise development and infrastructure • Match investment to capacity and development needs of communities • Ensure projects offer a balanced benefit to communities and our mines • Include social benefit as a factor in developing closure criteria 20 30 E SG ta rg et : s ix n ew le ga cy p ro gr am m es Legacy investment Legacy programmes create community and environmental resilience beyond the LOM • Focus on large-scale, long-term, transformative investments that create systems-level change • Empower communities to build long-term social, economic and environmental resilience • Ensure women and historically marginalised groups are represented and benefit from these programmes GOLD FIELDS Integrated Annual Report 2024 47 About this report Who we are Maintaining good governance Our business and strategy Our commitment to responsible mining Our performance Assurance South Deep in South Africa supports a number of community-based agricultural initiatives

Host communities continued Host community procurement Guided by our Host Community Procurement Strategy, we seek opportunities for community-based enterprises to participate in our supply chains. When implemented effectively, this approach benefits the communities in which we operate and enhances the resilience and sustainability of our mines. Our drive to procure from host communities aims to support economic development, community relations and capacity building, with the added benefit of decreasing our environmental impact by reducing long-distance transport. In 2024, our total procurement spend amounted to US$2.8bn, 97% of which was spent on businesses based in the countries where we operate (2023: US$2.5bn/97%). We spent US$1.12bnRA (41%RA) of our total procurement spend with host community suppliers and contractors (2023: US$941m/37%). This exceeds our annual target of 29% and serves as a key driver in achieving our 2030 ESG target of distributing 30% of our value to host communities. Australia and Ghana continue to exceed annual host community procurement targets. The Group has 794 active host community suppliers, and we engaged with them during the year on topics including management and strategic support. Refer to p41 and 45 for our work to integrate our business partners into our business and ensure alignment with Gold Fields’ vision, values and safety standards. Host community SMEs are crucial partners, supplying key products and services while creating jobs in our host communities and countries. Supporting them is critical to achieving our 2030 host community value creation target. We continued rolling out preferential payment terms for host community SMEs, particularly those led by minority and disadvantaged groups. These improved terms support healthy cash-flow for SME suppliers. Local (in-country) and host community procurement1 Local (in-country) procurement Local (in-country) procurement (% of total) Host community procurement Host community procurement (% of total) Country 2024 (US$m) 2023 (US$m) 2024 2023 2024 (US$m) 2023 (US$m) 2024 2023 Australia 1,445 1,212 99% 99% 393 349 29% 30% South Africa 288 249 100% 100% 80 58 28% 23% Ghana 823 841 94% 93% 621 503 71% 56% Peru 210 234 96% 96% 27 31 12% 13% Group 2,765 2,537 97% 97% 1,121RA 941 41%RA 37% 1 Host community data excludes our corporate and regional offices, as well as operations in Chile and Canada Host community employment We prioritise employing host community members at our operations and encourage our suppliers to do the same. We support this with training, education and skills development initiatives to improve our host communities’ skills base. At the end of 2024, 52%RA of our workforce – or 9,697RA people – were employed from our host communities (2023: 51%/8,834 people). We aim to maintain and increase current levels of host community employment. These jobs have significant multiplier effects, particularly in developing countries, and are critical for the residents of our host communities. Beyond creating employment opportunities at our operations or with our suppliers – where we have limited scope to create jobs – we also seek to create non-mining jobs, particularly linked to SED projects, legacy programmes and the wider supply chain. Non-mining jobs can continue to provide benefits to host communities during and beyond the lives of our operations. During the year, we created 858 non-mining jobs (2023: 1,360) through our community investments in South Africa, Ghana and Peru. Due to their inherent nature, many of our SED projects do not necessarily provide long-term solutions but create income and skills development. The following projects created significant non-mining jobs in 2024: • 924 jobs related to the construction of the Tarkwa and Aboso stadium in Ghana, as well as job creation for surrounding vendors, hotels and transport services • 86 farming jobs in South Deep’s host communities related to its Social and Labour Plan (SLP) projects, which support an integrated pipeline for growth National and host community workforce employment1 Total workforce2 2024 % of employees – national Host community workforce 2024 % of workforce – host community1 Country 2024 2023 2024 2023 Australia 4,340 77% 76% 546 14% 15% South Africa 5,266 89%3 87% 3,318 63% 63% Ghana 7,112 100% 99% 5,114 72% 69% Peru 2,116 100% 98% 719 34% 27% Group 18,834 87% 87% 9,697RA 52%RA 51% 1 Host community data excludes our country offices, as well as projects in Chile and Canada 2 Excludes our corporate office 3 Most of the remaining employees are Southern African Development Community nationals Refer to our Report to Stakeholders for more information. GOLD FIELDS Integrated Annual Report 2024 48 About this report Who we are Maintaining good governance Our business and strategy Our commitment to responsible mining Our performance Assurance

Host communities continued Socio-economic development investment in host communities We demonstrate our commitment to purpose-led social impact by prioritising SED investment in our host communities beyond procurement and employment. Through targeted initiatives in education, healthcare, infrastructure and economic diversification, we enhance the wellbeing and resilience of our host communities during and beyond the lives of our mines. We invested US$16.6mRA in SED projects in our host communities in 2024 (2023: US$17m). We have dedicated SED investment funds delivered directly or through our Ghana Foundation and independent trusts in South Africa. Our mines collaborate with host governments, development organisations and NGOs to deliver these programmes. Significant projects we supported during the year include: • Empowering host communities at South Deep through various education and skills programmes through our SLP and South Deep trusts • Catalysing further SED with the refurbishment of the Tarkwa and Aboso football park into an 8,000-plus seater, FIFA-compliant stadium • Addressing drought-related water shortages and ensuring adequate supply in Cerro Corona’s host communities through water stewardship projects Group SED spend (US$m)1 2024 2023 2022 16.61RA 17.18 21.21 Group SED investment by category (2024) (US$m)1 Infrastructure 6.85 Education and training 4.17 Health and wellbeing 0.89 Economic diversification 3.51 Conservation and environment 0.10 Charitable giving 1.09 Total 16.61RA 1 Excludes spending by Salares Norte and Windfall Group legacy programmes Our 2030 sustainability commitments also include developing six legacy programmes. These programmes go beyond SED investment: they aim to create enduring value by addressing our host communities’ most pressing development needs while ensuring economic value creation beyond the LOM and outside the mine’s supply chain. The programmes are designed to contribute to the UN SDGs and promote one or several of the following objectives: economic diversification and employment; climate resilience and protection of water and nature; sustainable and profitable agriculture; cultural and heritage preservation; and good health. Our first legacy programme – developing a sustainable dairy value chain that will benefit small-scale farmers living near Cerro Corona in Peru – continued during the year. Ultimately, the programme aims to build a robust dairy ecosystem that will help producers improve their livelihoods beyond Gold Fields’ presence in the area. The next phase will focus on upgrading the plant by complementing, articulating and improving strategic components of the value chain. The plant currently processes 6,000 litres of milk per day in partnership with 200 farmers. We launched our second legacy programme during the year to improve the quality of life for host communities in Chile’s Atacama region. This programme focuses on advancing technical mining education and encouraging local employment. It has already achieved significant milestones, laying a strong foundation to drive long-term social and economic impact. The third programme, currently being implemented, seeks to improve health outcomes in host communities of our Ghana operations through increased access to affordable and high-quality health services. The legacy programme design in South Africa is currently being finalised. Managing host community impact and risks Artisanal, small-scale and illegal mining We aim to engage with the ASM mining community respectfully and transparently, with the goal of creating Shared Value for our stakeholders, securing our operations and maintaining our social licence to operate. ASM is a significant source of income for communities in resource-rich developing countries, including South Africa, Ghana and Peru, where Gold Fields operates. However, ASM is often associated with illegal mining, which presents related safety, social and environmental impacts. These include potential injuries and loss of life to illegal miners and other stakeholders, loss of ore, potential damage to mine property and operations and mercury and cyanide contamination of water resources. Illegal mining also frequently leads to adverse social impacts on host communities, such as child labour. Our primary concern is the potential social impact of illegal mining, as illegal mining incursions at our operations could lead to violence and injuries to our workforce, host community members and the illegal miners. Such incidents can escalate into wider community unrest. Illegal mining is a particular concern in Ghana, as detailed on the following page. In Peru, Cerro Corona is not directly impacted, but encroachment on legally owned concessions near the mine has led to land disputes and security risks. In South Africa, while South Deep remains unaffected, illegal mining is a growing issue in the broader gold mining sector, especially at closed mines that have attracted illegal miners. GOLD FIELDS Integrated Annual Report 2024 49 About this report Who we are Maintaining good governance Our business and strategy Our commitment to responsible mining Our performance Assurance

Host communities continued Where illegal mining occurs in the vicinity of our operations, we collaborate with government and its security agencies to uphold the law. Our security workforce is trained to manage illegal mining in line with international security and human rights standards. We also engage with host communities to prevent illegal mining or mitigate its impact. We work with our peers in national and international mining associations to engage governments to advocate for improved ASM sustainability practices and contribute to policy and regulatory development. Ghana Illegal mining is a key risk to our operations in Ghana. The Tarkwa-Nsuaem and Prestea-Huni Valley municipalities, which host our Damang and Tarkwa mines, are major centres for legal ASM, as well as small- scale mining activities carried out by illegal miners, also known as galamsey. In 2024, illegal mining activities and incidents increased in Ghana, fuelled partly by the high gold price and the national election in December. We continuously review the national context to update our ASM Strategy, while proactively monitoring our sites for illegal mining activities. During 2024, the Damang and Tarkwa mines reported 51 and 41 incursions, respectively – primarily targeting waste dumps and inactive satellite pits and shafts. These incidents resulted in 67 arrests and 14 prosecutions. The most significant issue relates to an invasion of the Mantraim shaft at our Tarkwa mine by illegal miners. We instituted legal injunctions and proceedings, which are ongoing in the Tarkwa High Court. An encroachment of the Apinto shaft on the edge of the mine also remains unresolved despite legal injunctions. At the Asanko mine, in which we held a 45% equity stake until 4 March 2024, three people were killed in clashes between illegal miners and Asanko-contracted security teams on 2 March 2024. In early 2025, violence between galamsey and state security personnel contracted by other large-scale gold mining companies in Ghana led to several fatalities. Our strategy to mitigate risks related to ASM and illegal mining remains effective as we focus on proactive stakeholder engagement and creating value for our host communities. This includes maximising direct and indirect host community employment at our mines, as well as providing youth skills development and alternative livelihoods programmes. When we do implement security measures, these prioritise prevention and are guided by human rights principles, while also actively pursuing amicable resolutions and the promotion of sustainable mining practices. Respecting the rights of Indigenous Peoples and First Nations Peoples Gold Fields recognises that Indigenous Peoples and First Nations Peoples are integral partners in the mining industry and key stakeholders in the social and economic benefits of mining activities. Many of our operations are located on or near territories of significance to Indigenous Peoples and First Nations Peoples, and we acknowledge the impacts of our operations on land, water, biodiversity and other resources valued by these communities. As traditional custodians of these territories, we honour their cultures, traditions, connections to the land and ways of life. As a member of the ICMM, Gold Fields supports the updated Indigenous Peoples and Mining Position Statement published in 2024. Following its release, we initiated a comprehensive gap analysis in the countries where Indigenous Peoples form part of our host communities (Australia, Chile and Canada). Once this review is complete, we will develop targeted strategies and implementation plans to address identified gaps and enhance our alignment with the updated position statement. Australia Our First Nations engagement approach in Australia is built on three strategic pillars: • Building and maintaining strong and respectful relationships with the traditional custodians of the lands where our operations are located • Empowering First Nations Peoples by providing meaningful and sustainable opportunities • Championing the preservation and celebration of First Nations land, culture and heritage All our Australian mines are located on lands that are subject to Native Title claims and determinations. Native Title refers to the traditional rights and interests held by a group of Aboriginal or Torres Strait Islander people who are formally recognised by the Federal Court of Australia under the Native Title Act of 1993 (Native Title Act). The table below describes the current claims (active applications that have been accepted for assessment) and determinations (Federal Court decision on the existence of Native Title rights): Site Native Title Group Gruyere Entire operation: Determined Native Title Yilka People and Sullivan families Granny Smith Entire operation: Determined Native Title Nyalpa Pirniku People St Ives Main area of operations: Determined Native Title Remaining area (exploration): Registered Native Title claims Determined: Ngadju People | Claim: Marlinyu Ghoorlie People | Claim: Kakarra People Agnew (north) Determined Native Title Tjiwarl People Agnew (south) No active claim or determined Native Title Agnew (far south) Determined Native Title Darlot People A key element of our engagement with First Nations stakeholders is our commitment to agreement-making with determined Native Title holders. These agreements foster respectful relationships by establishing clear communication channels, supporting education, employment and contracting opportunities, funding community programmes, promoting cultural awareness and incorporating best practices in environmental and cultural heritage management. They may also include financial benefits that address potential compensation liabilities under the Native Title Act. At our Gruyere mine, Gold Fields is party to a comprehensive agreement with the determined Native Title holders for the area: the Yilka People and Sullivan families. Through this agreement, we explore ways to sustain and grow employment, business and community development opportunities with the Yilka Talintji Aboriginal Corporation – the Registered Native Title Body Corporate for the group. A joint review of the agreement will be completed in 2025, ensuring the commitments remain mutually agreed and aligned with the priorities and practical needs of both parties. GOLD FIELDS Integrated Annual Report 2024 50 About this report Who we are Maintaining good governance Our business and strategy Our commitment to responsible mining Our performance Assurance

Host communities continued In August 2024, Gold Fields and the Ngadju Native Title Aboriginal Corporation – representing the Ngadju People, the determined Native Title holders of the land on which St Ives operates – finalised a landmark agreement concerning St Ives. This agreement, the result of two years of negotiations, marks a long-term commitment to mutual respect and collaboration, delivering short and long-term substantial benefits to the Ngadju People, including compensation and royalty payments to acknowledge historic and ongoing mining activities on Ngadju lands. A key pillar of the agreement is preserving and managing cultural heritage, supported by initiatives aimed at deepening cultural awareness within the St Ives workforce about Ngadju lands and traditions. Gold Fields has also committed to enhancing educational opportunities for the Ngadju People, including dedicated apprenticeship positions, and prioritising Ngadju businesses in procurement processes. The Ngadju Native Title Aboriginal Corporation will maintain registers of Ngadju candidates and businesses, providing early access to business opportunities within St Ives operations. We are currently progressing negotiations for similar comprehensive agreements with the Tjiwarl Aboriginal Corporation for Agnew and, in 2025, will commence negotiations with the Nyalpa Pirniku People for our Granny Smith operations. In 2024, we continued partnering with Reconciliation Australia, a national non-profit organisation dedicated to advancing the reconciliation movement in Australia, to advance our Innovate Reconciliation Action Plan (RAP). The Innovate RAP was launched in 2020 and built on the Reflect RAP – the beginning of Gold Fields’ commitment to advancing reconciliation between Aboriginal and Torres Strait Islander Peoples and non- Indigenous Peoples. After three years of implementation, Gold Fields will now spend 2025 working with Reconciliation Australia on reviewing our Innovate RAP process internally and commence planning for potential development of a new RAP in 2026. Chile While no Indigenous Peoples have a direct relationship with our Salares Norte site, as confirmed through the project’s environmental approval process, we have engaged with the Colla Indigenous communities located approximately 70km from the site since 2015. We have worked to enhance the cultural heritage of these communities by involving Salares Norte’s workforce in workshops led by community representatives. These workshops have been instrumental in sharing key aspects of the communities’ culture and worldview while establishing behavioural guidelines for Gold Fields workers when interacting with community members. These activities foster mutual respect, strengthen our ties with local communities and contribute to sustainable and inclusive development. We held six workshops during the year, attended by about 120 employees and contractors. We have a culturally sensitive grievance mechanism in place for host and potentially affected Colla Indigenous communities to submit complaints or raise concerns regarding our activities. We received six complaints from Indigenous communities in 2024, all of which were promptly addressed and resolved. As part of our commitment to promoting and preserving Indigenous cultural heritage, we codeveloped two books with the Colla Indigenous communities – 400 copies of these books were printed and distributed. Canada The Windfall project’s host communities include Lebel-sur-Qu&eacute;villon and the Cree First Nation of Waswanipi. The project is on lands designated to the Cree community, with claims by two other Nations. Collaboration with the Cree community and tallymen, who oversee parts of the property, has been ongoing since inception. A historical agreement with the community guides the project’s development. In addition, a Windfall environmental monitoring committee holds monthly meetings to present key site activities. The project sources key services from community businesses. Since January 2024, an 85km power line, owned and operated by wholly owned companies of the Cree First Nation of Waswanipi, has supplied the project site with hydroelectricity, the sole power source for Windfall. The Windfall Mining Group is working towards entering into an Impact and Benefits Agreement with the Cree First Nation of Waswanipi and the Cree Nation government this year. In 2024, 21% of the Windfall workforce identified as First Nations Peoples. Cultural initiatives, including a gathering on National Indigenous Peoples’ Day, celebrate and preserve Cree traditions. The Cree community also participated in environmental studies, including plant sampling and archaeological digs. Lebel-sur-Qu&eacute;villon, historically reliant on forestry, benefits economically through project-driven local business opportunities and employment. A collaboration agreement formalises regular updates with municipal leaders, while Windfall supports social, educational and sports initiatives. Monthly community information tours enhance transparency and address local expectations, covering project updates and environmental studies. For more details on our engagements with our host communities, refer to our Report to Stakeholders. GOLD FIELDS Integrated Annual Report 2024 51 About this report Who we are Maintaining good governance Our business and strategy Our commitment to responsible mining Our performance Assurance

Governments Our host governments are among Gold Fields’ key stakeholders, as they issue mining licences, develop state policies and enforce regulations. This requires us to adhere to all relevant legislation, including paying taxes and other levies. We are committed to working with governments – directly and via industry associations – at national, regional and local levels to establish ethical, sound and transparent working relationships that benefit the countries where we operate and our host communities. We do not provide any financial contributions to political parties unless explicitly approved by the Board in accordance with the Company’s Code of Conduct, and have not made any political donations for several years. Driven by our Tax Strategy, we aim to proactively manage tax obligations transparently, responsibly and sustainably – while acknowledging differing stakeholder interests. As part of our commitment to enhancing transparency in responsible mining practices, we started reporting on seven of the ICMM’s SERF indicators in 2023. We have committed to publish our 2024 reporting on indicator 1 (country-by-country reporting of business activities, revenue, profit and tax) in late 2025. Find our full Tax Strategy and Policy, which now includes tax risk and governance, here. Country and regulatory risk remains a top Group risk for 2024, and addressing this risk requires increased actions and engagements by our Group and country teams. Gold Fields seeks to improve trust between government and mining in several ways, including: • Creating approximately US$4.2bnRA in total annual value for our wide range of stakeholders, including host governments and host communities • Actively creating host community value through host community employment, procurement and socio- economic investment, including legacy programmes (p47) • Working with mining industry associations to highlight and communicate the work done by member companies, engaging with government on material industry issues and advocating for improved policies, as well as, usually only as a last resort, address unfair regulations and laws, including via legal strategies • Working with our ICMM and WGC peers to promote industry-wide best practice and demonstrate the benefits of a responsible and fairly regulated industry As a significant contributor to the tax income of our host countries, Gold Fields fully aligns with all national regulations and adheres to all fiscal payments. During 2024, Gold Fields paid US$687m in contributions to its host governments. In Ghana, Gold Fields has consistently been among the top three corporate taxpayers. During 2024, we paid USS$305m in taxes, royalties and dividends to the government. The following high-level political overviews of our operating countries have been provided by our External Affairs teams in-country. Payments to governments in 2024 (US$m) Australia South Africa Ghana Peru Royalties 54.1 3.2 73.5 5.4 Income tax1 256.9 0.3 192.0 60.2 Dividends — 1.9 26.4 2 — Dividend withholding tax — — 13.1 — Total 311.0 5.4 305.0 65.6 % of profit before royalties, taxes and non-recurring items 27.3% 2.4% 44.7% 51.6% 1 South Deep has carry-forward losses and allowances for offset against taxable income 2 In respect of the Ghana government’s 10% stake in the Tarkwa and Damang mines Australia Against a background of high national inflation, low unemployment and interest rate rises, the mining sector continues to buoy the Western Australian economy and state government finances. Proposed industrial relations reforms, like “Same Job, Same Pay”, have highlighted the importance of equitable employment practices in the mining sector. In August 2024, new legislation was introduced that provided our employees with a protected right to disconnect from work after hours. Throughout the year, we continued to work with the Western Australian and Federal government through our membership to the Chamber of Minerals and Energy of Western Australia and the Gold Industry Group on issues impacting the gold sector and the mining sector. We also partnered with the Western Australian government to pilot the Respect in Mining programme, which aims to increase awareness and knowledge of the impact of gender inequality on women's safety and the impact of gendered division in leadership within the resources sector. This initiative builds on Gold Fields’ existing Respectful Workplaces initiative and aligns with findings from the EB&Co workplace culture review. Ghana The main opposition party, the National Democratic Congress, won the presidential and parliamentary elections in December 2024, ousting the New Patriotic Party and securing a significant majority in parliament. The new government inherited a high inflation rate and weak Ghanaian Cedi. The country’s debt situation improved during 2024, mainly driven by the International Monetary Fund’s disbursement of US$1.92bn out of the total agreed US$3bn debt facility. However, the International Monetary Fund highlighted ongoing risks to economic recovery, debt sustainability concerns and ongoing inflationary pressures. GOLD FIELDS Integrated Annual Report 2024 52 About this report Who we are Maintaining good governance Our business and strategy Our commitment to responsible mining Our performance Assurance

Governments continued Gold Fields’ fiscal relationship with the government is governed by 2016 Development Agreements (DAs) for Damang and Tarkwa. In terms of the existing DAs, Gold Fields must invest in the two operations over a specific timeframe in return for some concessions, including a corporate tax rate of 32.5% and a royalty tax based on a sliding scale driven by the gold price, capped at 5% (see p74). In 2024, under the Domestic Gold Purchase programme, Gold Fields sold 100koz gold (2023: 127koz) to the Bank of Ghana (BOG), pursuant to a gold purchasing agreement. The BOG paid in Ghanaian Cedi at the prevailing gold market price, which forms part of our DA requirement to convert at least 30% of our gold proceeds into the local currency to cover local costs. On this, and many other critical industry issues, Gold Fields works closely with the Ghana Chamber of Mines to seek interventions and advocate for improved policies, particularly in the fiscal realm. The Tarkwa/Iduapriem JV approval process progressed during 2024, with Gold Fields and AngloGold Ashanti collaborating to obtain approvals from the Ghanaian government to ensure the JV becomes operational. Several joint meetings were held with relevant government ministries and agencies of the previous administration – including the Ministry of Lands and Natural Resources, Ministry of Finance, the Ghana Revenue Authority and the Minerals Commission – to confirm the modalities of the JV and address concerns. However, engagements stalled due to the country’s 2024 general election. Gold Fields and AngloGold Ashanti are working to engage the new administration to advance the proposed JV and receive the necessary approvals in 2025. Chile The Chilean economy recorded moderate growth in 2024. Relevant to the mining industry are a recently approved tax compliance bill and measures to accelerate permitting. Initiatives aimed at reducing regulatory barriers, promoting investment in green energy and formalising labour were identified as fundamental to boosting the country's growth. In advocating for these issues, Gold Fields worked closely with peers via various national and regional industry associations, Within this context, our engagement mainly focused on strengthening our relationship with regional and national authorities in the mining, environmental and safety sectors. At the same time, we worked on a communications strategy that will position and strengthen Gold Fields’ brand across national and regional levels. We continued with critical public-private collaboration initiatives aimed at promoting social development and strengthening local governments. Peru In Peru, we engage at local, regional and national government levels to address operational, social and sustainability matters. Community unrest, long a challenge for miners in the country, has become far more isolated in recent years and is mostly limited to the south of the country. Even during the height of social unrest, when certain mines were targeted, protests were not widely spread or violent in the Cajamarca province where our Cerro Corona mine is located. National, regional and local elections will take place in 2026. Electoral process creates a context where certain risks could materialise. As in previous elections, mining is expected to be part of the public debate and Gold Fields’ new exploration projects could come under scrutiny from anti-mining detractors, especially in a pre-electoral context. Our engagement with national government and congress, particularly on regulatory matters, primarily takes place through the National Chamber of Mines, Oil and Energy. The industry has good working relationships with various public bodies at all levels of government. Peru is challenged by an increase in illegal mining. Pressure groups are likely to uphold a regulatory framework that enables the growth of illegal or informal mining. The National Chamber of Mines, Oil and Energy is working with policymakers to develop advocacy actions and communication campaigns to raise public awareness of the impacts of illegal mining. We implemented social development projects in partnership with the government through the Works for Taxes mechanism and government grants, focused on water and sanitation infrastructure and agricultural development. Qu&eacute;bec, Canada In 2024, the Qu&eacute;bec and Canadian mining sectors continued to show resilience, particularly within gold exploration and development, with Qu&eacute;bec province maintaining its status as a key player. On the regulatory front, significant changes were introduced that will impact mining activities in Qu&eacute;bec. Notably, Bill 63 – an amendment to the Mining Act – came into effect in December 2024, marking a major overhaul of the provincial mining regulations. Key changes are reflected by shifting from the traditional "free entry" system to a more structured and accountable process for granting mining rights. This reform also increased the scrutiny on exploration activities by imposing new conditions for renewing exploration rights. The new Impact Exploration Authorisation, effective from May 2024, added another layer of environmental scrutiny by requiring exploration projects to undergo comprehensive assessments before work can start. Additionally, the bill introduced provisions that would facilitate First Nations’ participation in land-use decisions, recognising their role in stewarding natural resources. These changes align with broader trends in Canada, where First Nations communities have increasingly won court cases requiring consultations on mining activities in their traditional territories. This is also reflected by a landmark court decision involving the Mitchikanibikok Inik First Nation in October 2024, requiring the province to consult before granting mining claims on certain lands, marking a significant shift in how mining rights are handled. This ruling, however, is being contested by the government. As evidenced by our exchanges with provincial elected officials, and especially the visit of a delegation of several ministers to the Windfall project site in mid-2024, Gold Fields’ relations with the regional government and regulators are good and political support is building to move the project forward. Since the closing of the transaction leading to the complete acquisition of the Windfall project, many representations meetings were organised to present Gold Fields and, above all, ensure the support for the project remain strong, both with the party forming the government and with the main opposition party in the Qu&eacute;bec parliament. GOLD FIELDS Integrated Annual Report 2024 53 About this report Who we are Maintaining good governance Our business and strategy Our commitment to responsible mining Our performance Assurance

Governments continued South Africa During the general election held in May 2024, the governing African National Congress lost its majority for the first time since 1994 and worked with opposition parties – including the country’s second-largest party, the Democratic Alliance – to form a Government of National Unity. This coalition government tempered more populist economic policies, with some investor confidence returning to the economy. From a regulatory perspective, South Deep is guided primarily by the Mineral and Petroleum Resources Development Act No 28 of 2002. One of the Act’s key requirements is to facilitate meaningful and substantial participation of Historically Disadvantaged South Africans (HDSAs) in the mining industry, and the Mining Charter provides several empowerment actions and community investment programmes with a corollary timeframe. All mining right holders must submit an annual compliance plan that details progress against the Mining Charter and their SLP, a mechanism used to achieve the objectives of the Mining Charter. The latest version of the charter – Mining Charter 3 – was tabled in September 2018, and mining companies continue to report their progress against its requirements. The charter de facto confirmed South Deep’s current black economic empowerment (BEE) ownership level of 35%, which we believe meets the principles and spirit of the charter. It also created the framework for the mine’s ongoing transformation. As part of the mine’s empowerment structure, South Deep established two independent trusts in 2010 – the South Deep Community Trust and the South Deep Education Trust – to channel dividend and other income to communities living near the mine and in labour-sending areas. Between 2012 and 2023, South Deep Community Trust and the South Deep Education Trust have invested R15m and R76m in community and education projects, respectively. Through the Minerals Council South Africa, the mining industry is actively supporting the South African government’s efforts to strengthen two parastatals, Eskom and Transnet, both of which provide critical services to mining companies and other businesses. The regulatory approval process around South Deep’s pioneering 50MW Khanyisa solar plant assisted in the more widespread adoption of renewable energy sources. South Deep is now exploring additional renewable energy supply sources. Mining Charter Scorecard South Deep is committed to strengthening socio-economic development in its surrounding and labour- sending communities, and prioritises meaningful contributions to community development – aiming to uphold its social licence to operate while meeting regulatory requirements. These efforts form part of South Deep’s broader strategy to create lasting value for both the mine and its host communities. Following the Department of Mineral Resources and Energy’s review of its third SLP submission, South Deep agreed to realign the Social Labour Plan (SLP) cycle to cover the period 2020 – 2024 instead of 2023 – 2027. As programmes for 2020 – 2022 had already been submitted, the revised SLP focused on targets and initiatives for 2023 and 2024. Since the reconstituted SLP III was only approved in October 2024, the identified local economic development projects will be delivered between 2025 and 2026 at estimated construction costs totalling R21m (US$1m). Mining companies have the full period of the SLP cycle to achieve targets. Between 2020 – 2024, South Deep invested R245m (US$13.4m) in projects to enhance the lives of host communities, not including direct procurement from host community businesses, which amounted to R4.7bn (US$256.4m). Key initiatives included: • Supporting community healthcare by renovating the Hillshaven Community Clinic, which now provides reliable primary healthcare to over 10,000 people from six host communities, at an investment of R9.5m (US$518,000) • Constructing a science lab at a secondary school, accommodating 50 learners, benefiting multiple schools and enabling hands-on science education, at an investment of R1.7m (US$93,000)) • Partnering with local schools to provide science, technology, engineering and mathematics education and career guidance, impacting over 500 learners • Investing R59m (US$3.2m) in educational initiatives, including adult education and training programmes, which have provided functional literacy training to over 900 community members • Supporting supplier and enterprise development by investing R33.3m (US$1.8m) in establishing a business support centre for local SMMEs, providing training in business, financial and compliance management. Additionally, R134.1m (US$7.3m) has been allocated to support local SMMEs through the ESD Fund South Deep also focused on youth employment and skills development through two main programmes: • In partnership with the Yes4Youth organisation, South Deep enrolled 165 unemployed youth from the local community between 2022 – 2024 (41 in 2024) to work on the mine and gain work experience to equip them for jobs in the mining industry. This programme will continue during the new SLP cycle. Since the inception of the programme, South Deep has appointed 31 youth in permanent roles • The mine also partnered with the Signa Academy to engage disabled youth into a workplace emersion programme. During 2024, a total of 63 disabled youth were enrolled, 60% of whom were women. A total of 210 disabled youth have been enrolled in the programme since its inception GOLD FIELDS Integrated Annual Report 2024 54 About this report Who we are Maintaining good governance Our business and strategy Our commitment to responsible mining Our performance Assurance

Governments continued South Deep Mining Charter 3 2024 scorecard Element Description Compliance target Mining Charter 3 target Measure Year (2024) progress1 Ownership Representation of HDPs 26% Meaningful economic participation 35%2 Full shareholder rights Inclusive procurement (five-year implementation plan required) Inclusive procurement 70% of mining goods’ procurement spend must be on South African manufactured goods (60% local value = South African manufactured goods) 100% The total mining goods procurement budget must be spent on South African manufactured goods produced by the following categories, per defined percentage: 21% on HDSA-owned and controlled company 30.3%RA 5% on women or youth-owned and controlled company 12.2%RA 44% on BEE 60.6%RA 80% of service procurement spend must be sourced from South African- based companies 93% The total services budget must be spent on services supplied by the following categories, per defined percentage: 50% by HDPs 63.0%RA 15% by women-owned and controlled company 26.9%RA 5% by youth-owned and controlled company 3.5%RA 10% by BEE 88.0%RA Research and development (R&D) Minimum of 70% of the total R&D budget to be spent on South African-based R&D entities R0RA Sample analysis across the mining value chain Utilise South African-based facilities or companies for the analysis of 100% of all mineral samples 100% Employment equity (as per the Mining Charter) (five-year implementation plan required) Board % black persons 50% 50% black persons with exercisable voting rights of which 20% must be female 80%RA % black women 20% 60%RA Executive management3 % black persons 50% 50% black persons of which 15% must be black women —RA % black women 20% —RA Senior management % black persons 60% 50% black persons of which 15% must be black women 38%RA % black women 25% 13%RA Middle management % black persons 60% 60% black persons of which 20% must be black women 53%RA % black women 25% 19%RA 1 This column records the mining rights holder’s performance against the Mining Charter scorecard targets 2 During 2004, and prior to Gold Fields acquiring South Deep, GFI Mining South Africa (Pty) Ltd (GFIMSA), acquired Gold Fields’ South African assets, funded by Mvelaphanda Gold (Pty) Ltd, for a 15% stake in GFIMSA. In September 2021, the Johannesburg High Court judgment, in a case commonly known as the Mining Charter III challenge, confirmed the “once-empowered always empowered” principle, with effect that any mining right holder, prior to the publication of Mining Charter III, that achieved the minimum required B-BBEE shareholding, will be recognised as compliant for the duration of the mining right. By 2006, GFIMSA gained 100% ownership of GFI Joint Venture Holdings (Pty) Ltd and Gold Fields Operations Ltd (South Deep Joint Venture), both wholly-owned subsidiaries of Newshelf 899 (Pty) Ltd. In 2010, a series of BEE empowerment transactions were concluded to meet ownership targets. Firstly, an employee share ownership plan was established, issuing 13.5m Gold Fields shares, representing 10.75% effective indirect beneficial interest in GFIMSA, Of this, 12.6m were allocated to HDSA employees. Secondly, a 1% indirect beneficial interest in GFIMSA (excluding South Deep) was donated to a broad-based education trust and several black businesses and community leaders (BEECO). Thirdly, the BEECO and South Deep Community Trust acquired a 10% shareholding in South Deep 3 South Deep does not have an executive management structure GOLD FIELDS Integrated Annual Report 2024 55 About this report Who we are Maintaining good governance Our business and strategy Our commitment to responsible mining Our performance Assurance

Governments continued South Deep Mining Charter 3 2024 scorecard continued Element Description Compliance target Mining Charter 3 target Measure Year (2024) progress1 Employment equity (as per the Mining Charter) (five-year implementation plan required) Junior management % black persons 70% 70% black persons of which 25% must be black women 76%RA % black women 30% 18%RA Employees with disabilities 1.5% of all employees 1.5% 1.5% as a percentage of all employees 2.7%RA Core and critical skills HDPs represented in core and critical skills pool 60% 50% black persons 76%RA Human resources development (HRD)2 HRD expenditure as % of total annual leviable amount (excluding mandatory skills development levy) 5% leviable amount 5% Invest percentage of leviable amount as defined in the HRD element in proportion to applicable demographics In 2024, South Deep spent 5% of its annual payroll on skills development programmes Mine community development (MCD) (five-year implementation plan required) Meaningful contribution towards MCD with bias towards mine communities both in terms of impact, and in keeping with the principles of the social licence to operate 100% compliance with approved SLP MCD commitments Publish the SLP in two languages (dominant community language and English) Completed Implement approved commitments in the SLP3 During 2024, South Deep continued executing host community SLP projects which are at various stages of implementation. These included the following: • Providing land and constructing the Hillshaven Clinic: The clinic is operating and treated over 7,000 patients during 2024. The Gauteng government has not yet signed the Memorandum of Agreement for the property transfer to commence • Replacing the Zuurbekom Library with mini-libraries in Randfontein and in Simunye: Procurement of library equipment is in progress • SMME funding and development of a business hub in Westonaria: Construction, equipping and furnishing the hub was completed in December 2024 Housing and living conditions2 Improvement of the standard of housing and living conditions of mine employees 100% compliance with commitments per the Housing and Living Condition Standard Mine to submit a Housing and Living Conditions Plan, in terms of Section 4 of the new Housing and Living Condition Standard for the mining industry Implement all commitments per the Housing and Living Condition Standard The occupancy rate for 2024 was 70%. South Deep still maintains one person per room in its accommodation facilities, and promotes home ownership through interest-fee loans and discount on the purchase of Company homes 1 This column records the mining rights holder’s performance against the Mining Charter scorecard targets 2 This element has not been assured externally 3 Only the number of community development commitments and its progress are externally assured GOLD FIELDS Integrated Annual Report 2024 56 About this report Who we are Maintaining good governance Our business and strategy Our commitment to responsible mining Our performance Assurance

Environmental stewardship Environmental stewardship forms a significant part of our sustainability efforts. As a cornerstone of the Group’s strategy, we strive to integrate climate and environment-related risks and opportunities into our strategy and operations. We aim to ensure our communities and stakeholders recognise and trust us for purpose-led social impact and nature-based solutions that aims to enhance lives. Our strategies, targets and implementation plans are designed to ensure we extract natural resources in a way that is environmentally responsible and sound, and considers the needs of our stakeholders – particularly those communities impacted by our operations. Gold Fields set 2030 targets for three environmental priority areas: decarbonisation, tailings management and water stewardship. We detail these targets, along with our 2024 performance, in this section, as well as our 2024 Climate Change and Environmental Report. We have initiated a mid-point review against these 2030 targets, which will be concluded in 2025. Apart from a status update and an assessment of underlining assumptions, like relevant technologies and other context drivers, the mid-point review will address any gaps to close the 2030 targets and consider the impact of portfolio growth and technology readiness. All our operations are certified to the international ISO 14001:2015 standard, and our environmental management systems provide a structured framework to effectively and efficiently manage our environmental risks and opportunities while driving continuous improvement and ensuring legal and other compliance. As at 31 December 2024, all Gold Fields operations that use cyanide were fully certified to the ICMC. Subsequent to year-end, St Ives’ certification was reduced to substantial certification. The operation is implementing a corrective action plan due for completion in May 2025. Sustainable Development Policy We take guidance from industry best practices and thought leadership, predominantly provided by the ICMM and the WGC. Our commitments are set out in our Sustainable Development Policy statement, summarised below. Gold Fields sustainable development commitments • Integrate sustainable development principles into the Group’s business strategy and operational execution towards a zero harm mindset • Cultivate a respectful, safe, ethical and inclusive working environment • Build a culture of continuous environmental and socio-economic review, analysis, improvement and disclosure, based on the precautionary approach • Maintain good governance and compliance • Ensure an ethical, strategic, consistent and Company-wide approach to materials and supply chain stewardship that generates sustainable value • Maintain proactive, transparent and respectful stakeholder engagement • Implement effective enterprise risk management • Ensure we sell gold and copper to responsible buyers and that we do not contribute to unlawful armed conflict • Increase awareness of sustainable development among our employees and stakeholders Environmental incidents Gold Fields is committed to sound environmental performance and mitigating the adverse impact of our operations on affected stakeholders and the environment. As such, we consider our environmental impact a stakeholder-related focus area as we seek to deliver nature-positive performance that enhances lives. We have consistently maintained zero Level 3 – 5 incidents since 2018, demonstrating a limited environmental impact by our operations on neighbouring communities. During the year, 18 localised, minor incidents across the Group were reported (2023: 8), categorised as Level 2 incidents, bringing the total Level 2 – 5 incidents to 18RA in 2024. The majority of these incidents related to loss of containment. A common thread across many incidents was improved reporting as well as change management, with employee turnover at several operations impacting continuity. All incidents were investigated and closed out. We seek to ensure that all environmental and social risks are identified, assessed and effectively controlled to reduce the number and severity of these incidents. Group environmental incidents For more information, refer to p30 of our Climate Change and Environment Report. GOLD FIELDS Integrated Annual Report 2024 57 About this report Who we are Maintaining good governance Our business and strategy Our commitment to responsible mining Our performance Assurance

Environmental stewardship continued Nature Gold Fields operates in diverse ecosystems where our mining activities intersect with natural environments. We aim to responsibly manage our impacts and, as a member of the ICMM, we strive to align with its Position Statement on Nature – which emphasises the need to integrate nature-related considerations into decision- making. We recognise that nature-related risks – including biodiversity loss, water scarcity and regulatory changes – can have material financial and operational implications. Similarly, nature-based opportunities – including ecosystem restoration like our chinchilla capture and relocation project and responsible land use – can enhance our long-term resilience and value to stakeholders while also positively impacting our reputation. The realms of Nature Nature comprises the interconnected realms of land (terrestrial ecosystems, soils and forests); ocean; freshwater (rivers, wetlands and other groundwater systems, regulating and ensuring water availability, water quality and ecosystem integrity); and atmosphere (climate patterns, air quality and weather systems). Gold Fields primarily impacts three of these four realms. We manage our impacts on terrestrial ecosystems through progressive rehabilitation and biodiversity conservation towards restored ecological functions (p64 – 64). The bulk of Gold Fields’ Scope 1 and 2 carbon footprint is energy-related and, accordingly, our Decarbonisation Strategy and roadmap – which include energy efficiency programmes, renewable electricity projects and Scope 3 emissions supplier engagements – form an integral part of our energy and carbon management (p59). We depend on water sources from our exploration phase to rehabilitation and closure. Our Group Water Stewardship Strategy and asset tactical plans consider critical aspects – including water availability and quality, the use of water by all stakeholders, as well as nature – in the catchments where we operate (p62). Nature baseline risk assessment We updated the internal nature baseline risk assessments during 2024 to identify the respective nature- related risks for each operation. These assessments consider aspects like biodiversity importance, ecosystem integrity, invasive and pest species, and water. These assessments will be further refined in 2025 and relevant management practices, opportunities and further studies will be undertaken as part of our sustainable development and environment commitments. Chinchilla capture and relocation project at Salares Norte We made significant progress in the conservation of the endangered short-tailed chinchilla at our Salares Norte mine in Chile. Following the expiry of the regulatory halt of the capture and relocation programme at Rockery 3, we successfully captured and relocated one chinchilla to a designated conservation area a few kilometres from the mining site during October 2024. No further chinchillas were identified in Rockery 3, which was subsequently dismantled in compliance with the provisions of the environmental and agricultural governmental authorities. As at mid-March 2025, three chinchillas have been successfully relocated to a designated conservation area. The successful relocations follow extensive research and refinements to our approach after initial challenges encountered during 2020, when our relocation efforts were paused to ensure improved animal welfare measures. To enhance the effectiveness of our conservation efforts, we invested in a specialist team of nearly 80 environmental experts and support staff dedicated to identifying, monitoring and safely relocating chinchillas. This includes implementing advanced tracking technology and refined relocation protocols to ensure minimal disruption to the species. For more information, refer to p31 of our Climate Change and Environment Report. GOLD FIELDS Integrated Annual Report 2024 58 About this report Who we are Maintaining good governance Our business and strategy Our commitment to responsible mining Our performance Assurance A critical component of our environmental commitment is revegetating our tailings dam or converting them for use for agricultural activities

Environmental stewardship continued Energy and carbon management Gold Fields’ Scope 1 and 2 emissions are primarily energy-related and, accordingly, energy management is a critical lever to reducing our carbon footprint and meeting our emissions reduction targets. We have a systematic approach to measuring, monitoring and managing our energy consumption and associated greenhouse gas emissions, which is based on the international ISO 50001 energy management standard. We set emissions abatement targets at a Group level, with specific targets and action set at operational level, either through capital allocation or energy efficiency projects. Identifying and allocating capital, and implementing these initiatives and projects follow a rigorous techno-economic viability approach based on Gold Fields’ Capital Allocation Framework, as well as our portfolio view of the abatement costs across all operations. This ensures that we continually improve the Group’s economic and operational resilience while reducing our environmental impacts. 2024 2023 Year-on-year change Comment Energy performance Total energy consumption 14.4PJRA 14.1PJ 2% Energy consumption varied slightly across all sites, as per normal operations. Damang’s energy consumption decreased as mining reduced in line with the mine plan, while St Ives’ consumption increased significantly as total tonnes mined increased Renewable electricity (% of total) 18% 17% 4% The year-on-year increase was expected as we expanded our renewable energy generation on-site. The Khanyisa solar plant provided 17% of South Deep’s electricity in 2024 (2023: 15%) Energy intensity 6.39GJ/oz 5.64GJ/oz 13% Energy intensity was impacted by the 10% decline in production in 2024 Energy savings through initiatives 0.16PJRA 1.27PJ — Not applicable as methodology changed 0.22PJ (28)% An improved methodology in 2024 resulted in reduced energy savings being recorded. Based on our 2024 methodology, energy savings for 2023 would have been 0.22PJ. Until 2023, electrical energy generated through renewable plant generation was included under energy savings initiatives; from 2024, only the emissions and cost savings from these sources are accounted for Energy spend US$423m US$405m 4% Consistent with growth in energy costs and the increase in energy consumption 2024 2023 Year-on-year change Baseline year 2030 target Comment Carbon performance Scope 1 and 2 emissions 1,632kt CO2eRA 1,632kt CO2e 0% 1,693kt CO2e (2016) 1,185kt CO2e We maintained emissions year-on-year as we work towards our 2030 goal amid a higher percentage of renewable energy in our energy mix Scope 1 and 2 emission intensity 726kg CO2e/oz 656kg CO2e/oz 11% 786kg CO2e/oz (2016) 423kg CO2e/oz Consistent with energy intensity changes, largely driven by the 10% decline in production in 2024 Scope 1 and 2 emission reductions (through initiatives) 256kt CO2eRA 201kt CO2e 28% Driven by increased renewable energy generation and energy efficiency projects Scope 3 emissions 823kt CO2eRA 950kt CO2e (13.3)% 980kt CO2e (2022) 882kt CO2e Reductions primarily driven by the sale of Asanko, updated emissions factors in Australia and Ghana, and reduced volumes at Cerro Corona Amount spent on energy and emissions savings initiatives US$17m US$8m 113% Increased investment in efficiency projects GOLD FIELDS Integrated Annual Report 2024 59 About this report Who we are Maintaining good governance Our business and strategy Our commitment to responsible mining Our performance Assurance

Environmental stewardship continued 2024 renewable projects Mine Detail Approved budget Commission date Granny Smith 11MW solar farm and 7MW battery expansion Power purchase agreement (PPA) Q1 2025 St Ives 35MW solar farm and 42MW wind A$295m (US$195m) Q1 2026 Renewable project studies Mine Detail Gruyere Prefeasibility study for a possible solar farm expansion Granny Smith Prefeasibility study for a possible wind farm South Deep Wind, solar and battery power scoping study underway. Environmental approval for a 40MW wind farm and an additional 30MW of solar has been granted Salares Norte Solar farm of approximately 2MW (study to commence in 2026); waste energy from diesel power plant under review Energy performance Decarbonisation Strategy Gold Fields is committed to achieving net-zero carbon emissions by 2050 in alignment with the Paris Agreement. Our target-driven Decarbonisation Strategy is structured around a framework that prioritises energy resilience and cost-effective reduction in emissions while maintaining operational efficiency and business sustainability. Applying a commercial lens has been critical since Gold Fields formally launched its Decarbonisation Strategy in 2016. We have a portfolio-based view of our decarbonisation efforts, critically assessing where the greatest opportunities lie to enhance operational flexibility and energy security and meet our carbon reduction priorities. We have systematically integrated renewable energy solutions, process efficiencies and technology-driven abatement strategies to reduce our carbon footprint while maintaining production growth. By 2024, we had achieved a 4% reduction in Scope 1 and 2 emissions against our 2016 baseline, while production increased by 5% over the same period. The reductions are attributed to various renewable energy investments at five of our nine operations, the use of hydroelectricity at Cerro Corona, as well as a range of energy efficiency projects at all our operations. In 2023, we also added a target to reduce our net Scope 3 emissions by 10% against a 2022 baseline, and we continue to engage with our key suppliers as we work towards this target. Looking ahead, our Decarbonisation Strategy will focus on four key pillars to achieve our 2030 targets: • Renewable energy expansion: Gold Fields will continue integrating renewable energy sources across its operations. We are implementing solar, wind and hybrid energy solutions based on operation-specific technical and financial evaluations, ensuring grid stability and optimised returns • Electrification of material movement and operations: As part of the Group’s emissions reduction efforts, we will focus on transitioning from diesel-powered equipment to electrified alternatives • Energy efficiency and process optimisation: We continue implementing process efficiency improvements to reduce overall energy intensity • Decarbonisation technologies: Gold Fields undertook a structured review of emerging decarbonisation technologies to assess their maturity, scalability and emissions reduction potential per operation Energy costs and energy savings GOLD FIELDS Integrated Annual Report 2024 60 About this report Who we are Maintaining good governance Our business and strategy Our commitment to responsible mining Our performance Assurance

Environmental stewardship continued The infographic below indicates how Gold Fields plans to reduce its Scope 1 and 2 carbon emissions by a net 30%, from 1,693kt CO2e in 2016 (our baseline year) to 1,185kt CO2e by 2030. Assuming further gold production growth by 2030, the emissions reduction required may well be an absolute 50% over that period. Approximately 50% of targeted emissions reductions by 2030 are expected to come from renewable energy, with the remainder achieved through electrification, efficiency enhancements and transitionary abatement measures. Two renewable projects, included below, will play a particularly important role in helping us reach our 2030 Group decarbonisation goals, while also providing significant cost and energy supply security. At St Ives, we are constructing our largest renewable energy project to date, with an investment of A$295m (US$195m), comprising a 42MW wind farm and a 35MW solar plant. The renewable system is expected to provide 73% of St Ives’ electricity and will reduce the mine’s Scope 1 and 2 carbon emissions by about 50% by 2030. During 2024, the 50MW Khanyisa solar plant at South Deep, commissioned in 2023 for R715m (US$46m), provided 17% of South Deep’s electricity, as well as R350m (US$19m) in cost savings since commissioning when compared to the tariffs charged by the state utility and saved 178kt CO2e in Scope 1 and 2 emissions. As we consider further investments in renewables at South Deep – via wind turbines or an expansion of our solar plant – these benefits will be even more pronounced over the 70-year LOM. Additional renewables deployment at other mines and the ongoing focus on energy efficiency will account for the bulk of the emission reductions achieved by 2030. The source of the remaining contributions will be determined through the ongoing mid-point review, expected to be a combination of further renewables, energy efficiency and electrified (instead of fossil fuel powered) materials movement technologies. 2030 decarbonisation trajectory (kt CO2e) GOLD FIELDS Integrated Annual Report 2024 61 About this report Who we are Maintaining good governance Our business and strategy Our commitment to responsible mining Our performance Assurance

Environmental stewardship continued Water stewardship Gold Fields prioritises water stewardship as a key component of the Group’s strategic pillars as we recognise the critical role water plays in our mining and ore processing activities, the communities in which we operate and the wider ecosystems. As an indispensable shared resource and fundamental human right, we appreciate the inherently multi-dimensional value water holds for people and nature. We develop and implement our operation-based water stewardship strategies and three-year water tactical plans based on the individual context of our sites. This is especially important as three of the four countries in which we operate are classified as water-stressed. Furthermore, we are building on our ever-increasing knowledge base and lessons learned to continuously refine our comprehensive climate change-related risk management processes in our operations. Water Stewardship Strategy Our Group 2030 Water Stewardship Strategy is rooted in our commitments as set out in the Group Water Stewardship Policy Statement. These are categorised into four pillars: climate adaptation and preparedness, water efficiency, protecting water quality, and catchment management – the latter recognising that, in many jurisdictions, our operations share the water they use with communities. Our two 2030 Group water targets drive our performance towards greater water efficiency, as set out below. The risk-informed asset water stewardship strategies of each operation are founded on the four pillars, supported by three-year tactical plans. During 2024, Gold Fields spent US$72.4m (2023: US$46.6m) on water stewardship and projects, including upgrading old return water dams and commissioning a reverse osmosis plant at South Deep and introducing tailings filters at Salares Norte. Total water withdrawal1 across the Group amounted to 18.1GLRA in 2024 (2023: 18.3GL), while water withdrawal per tonne processed was 403L/tRA (2023: 406L/t). The Group’s 2024 water consumption2 was 14.5GLRA (2023: 13.8GL). Performance against targets 2030 target 2024 target 2024 performance Reduce freshwater withdrawal3 by 45% from 2018 baseline Reduce freshwater withdrawal by 19% from 2018 baseline Total freshwater withdrawal for 2024 amounted to 11.1GLRA – a 23% reduction from our 2018 baseline. We adjusted our freshwater target during the year to include Granny Smith in the Group freshwater calculation, necessitated by a heavy rainfall event which improved Granny Smith’s water quality to “fresh”. We achieved the adjusted target. Our 2030 target remains unchanged. Recycle/reuse4 80% of total water used Recycle/reuse 75% of total water use 74%RA of total water used by the Group was recycled or reused, falling slightly short of our 2024 target, mainly due to challenges experienced at South Deep and Tarkwa. Tarkwa recorded low rainfall during Q1 2024, reducing the size of the TSF ponds and, consequently, the volume of process water available for recycling or reuse. A delay in completing the upgrade to South Deep’s Old Return Water Dam reduced storage capacity for process water. Dry weather further reduced the ability for recycling and reuse. GOLD FIELDS Integrated Annual Report 2024 62 1 Water withdrawal is the sum of all water drawn into Gold Fields’ operations from all sources (including surface water, groundwater, rainwater, or water from other organisations, state or municipal providers) for any use at the mine 2 Water consumption is total water withdrawal less discharge 3 Freshwater withdrawal is water with low concentrations of dissolved salts and other dissolved solids 4 Recycled water is water or wastewater that is treated before being reused, while reused water is water or wastewater that is reused without treatment at the same operation Freshwater withdrawal Group total water withdrawal and intensityWater recycled/reused About this report Who we are Maintaining good governance Our business and strategy Our commitment to responsible mining Our performance Assurance

Environmental stewardship continued Integrated mine closure Mine closure is a critical part of responsible mining, aiming to ensure a positive and sustainable legacy once extraction ceases. We integrate mine closure planning throughout the lifecycle of our assets, aligning with international best practices like IFRS (IAS 37) and the ICMM’s Integrated Mine Closure: Good Practice Guide, as well as stakeholder interests. Our approach prioritises progressive rehabilitation and restoring disturbed land during active mining to minimise environmental and socio-economic impacts and enhance asset value. Compliance forms a fundamental part of Gold Fields’ closure governance. Our closure governance universe includes Gold Fields’ policies and guidance, and national and other legislative and regulatory requirements. Progressive rehabilitation performance We continually revise and update our progressive closure plans, which incorporate material aspects, including socio-economic, technical and environmental designs, remediation and landform reshaping. These plans are refined by the outcomes of our stakeholder engagements, including consultations with the relevant authorities. We set a Group target of 85% rehabilitation performance against our progressive closure plans. During 2024, we achieved a Group average of 88% implementation against the plans, while all operations had their closure plans fully approved by relevant regulators. 2024 Group closure cost estimate The 2024 closure cost estimate (CCE) are the funds to be provided as at financial year-end to cover the cost of closure and rehabilitation of our operations. The Group’s CCE is calculated in compliance with legislative and financial reporting requirements and is independently assured by technical and financial auditors. Following the annual review of the CCE, our consolidated environmental liability for 2024 was increased by 6% to US$641m (2023: US$598m). This was driven primarily by increased liability requirements for Tarkwa and Cerro Corona. Tarkwa conducted a detailed study, which resulted in a CCE increase of US$11m. Since Cerro Corona is approaching closure, alignment with feasibility study standards necessitated a CCE increase of US$25m during the year. Gold Fields pivoted to a proactive mine closure funding approach during 2022, through which we supplement the legislated funding amounts on a country basis. The supplementary funding builds on the existing bank guarantees and other security agreements to ensure adequate cover for any potential unplanned closures and country-specific legislative and regulatory requirements. The countries have made additional provisions for mine closure totalling US$37m in 2024. The breakdown per operation is provided in the table below. Mine 2024 progressive rehabilitation completion against plan (%) 2024 CCE (US$m) 2023 CCE (US$m) Gruyere 92 25 26 Granny Smith 92 61 61 St Ives 85 104 103 Agnew 87 39 41 South Deep 81 43 43 Damang 94 27 25 Tarkwa 81 93 82 Salares Norte _ 48 47 Cerro Corona 90 194 169 Windfall1 _ 7 _ TOTAL 641 598 1 Windfall Mining’s operations are being integrated into Gold Fields’ existing control environment. As permitted under SEC guidance for recently acquired businesses, management excluded Windfall Mining from its assessment of internal control over financial reporting GOLD FIELDS Integrated Annual Report 2024 63 About this report Who we are Maintaining good governance Our business and strategy Our commitment to responsible mining Our performance Assurance

Environmental stewardship continued Tailings storage facility management Tailings governance Gold Fields’ tailings governance, coupled with robust risk management processes, provides the basis on which we conduct our integrated tailings stewardship, including the planning, design, construction, operation, closure and rehabilitation of our TSFs. The effective management of our TSFs over the full lifecycle is informed by leading industry-specific risk management principles and guided by site- specific plans. During 2024, we further strengthened our tailings governance by appointing an independent consultancy to conduct operational and governance reviews of the Group’s 37 TSFs every three years. The mandate included an operational audit and governance review of all TSFs owned, operated and managed. The audit included a review and gap analysis against the Group’s new Tailings Management Standard. We are pleased that no dam safety concerns were identified during the review. The operational gaps identified in the review are being addressed. Progress against 2030 targets We are well on track to meet both our 2030 targets. The first target is to reduce the number of active upstream-raised TSFs from five to three. During 2024, we reduced our active upstream-raised facilities from five to four with the completion of the transition of Tarkwa’s TSF 2 from an upstream-raised facility to a downstream-raised facility. Tarkwa’s TSF 1 is being transitioned from an upstream to a downstream facility, with expected completion by end-2025. The second target is conformance with the GISTM. Gold Fields met the requirements of our ICMM commitment requiring all high-priority TSFs to conform with the GISTM by August 2023. The results for both Tarkwa and Cerro Corona were disclosed in August 2023 and are available on our website here. The self-assessments and concomitant results for the remaining non-priority facilities are progressing according to plan and will be disclosed within the prescribed timeline of August 2025. We have contracted ERM, a third-party independent consultancy, to verify the internal self-assessment outcomes. Key initiatives • Gold Fields, a member of the GeoStable Tailings Consortium, is conducting a commingling trial at Tarkwa. This involves assessing the feasibility of commingling two core materials, tailings and waste rock, to a specified mix design ratio and depositing them into a single repository. The aim is to blend the tailings and waste rock to produce an engineered material with superior physical and geochemical properties for the construction of mining landforms • Gold Fields commissioned its first filtered stack TSF in the Group at its Salares Norte project in Chile in Q2 2024. The base of the tailings deposit is underlain with a geomembrane. The tailings from this TSF carry only a very limited amount of water, critical in a region where the supply of water is very limited GOLD FIELDS Integrated Annual Report 2024 64 About this report Who we are Maintaining good governance Our business and strategy Our commitment to responsible mining Our performance Assurance Tailings storage facilities are an integral part of our mining operations around the world – seen here are our tailings storage facilities in South Africa, Australia and Peru

GOLD FIELDS Integrated Annual Report 2024 65Our operations in Western Australia comprise both underground and open-pit mines and are powered by renewable electricity plants Production and cost performance 66 Financial performance 68 Performance of our operations 69 Mineral Resources and Mineral Reserves summary 79 Exploration 82 In this section Our performance We continue to improve the quality of our portfolio by adding low-cost, long-life assets that will enable us to create value sustainably, through the cycles. Simultaneously, we are investing in our existing operations to ensure their continued sustainability, productivity and longevity. About this report Who we are Maintaining good governance Our business and strategy Our commitment to responsible mining Our performance Assurance

Production and cost performance Group operational performance The operating environment remained volatile for gold producers during 2024, despite the inflationary headwinds starting to ease during the course of the year. Gold Fields had a challenging H1 2024, with severe weather conditions and operational challenges at some of our mines impacting delivery. In addition to underperformance by Gruyere, St Ives, South Deep and Cerro Corona during H1 2024, the slower-than-planned ramp-up at Salares Norte due to the early onset of winter resulted in Gold Fields reducing our guidance twice for 2024. There was significant improvement during H2 2024. The mines impacted by weather-related or operational challenges during the first half of the year recovered during H2 2024, contributing to Gold Fields posting a strong set of second-half results. Second-half production was 26% higher than in H1 2024, and our AISC decreased by 12%, enabling the Group to meet the revised full-year guidance for both production and costs. South Deep had a particularly strong second half as the team addressed the backfill leakage and rehandling issues experienced in H1 2024 and transitioned into higher-grade areas. St Ives also recorded material improvement in H2 2024, with production increasing by 38% from H1 2024, as we completed developing the Swiftsure and Invincible Footwall South open pits, which started contributing to the mining mix. Group attributable gold-equivalent production for 2024 was 10% lower year-on-year at 2,071koz (2023: 2,304koz, including Asanko), compared to revised guidance of 2,050koz – 2,150koz. The lower production was driven by the challenges faced in H1 2024. Group AIC increased by 24% to US$1,873/oz in 2024 (2023: US$1,512/ oz). The year-on-year increase is mainly due to a 10% decrease in gold sold (US$144/oz), additional gold inventory charges (US$85/oz), higher sustaining capex (US$68/oz), an increase in royalties in line with the higher gold prices (US$12/oz) and an increase in operating costs (US$48/oz). AISC for the year amounted to US$1,629/oz (2023: US$1,295oz), in the middle of revised guidance of US$1,580/oz – US$1,670/oz. Other salient financial features during 2024 included the following: • Royalty expenses increased by 28% to US$148m • The Group’s taxation charge increased by 50% to US$697m from US$465m in 2023 • Total capex increased by 12% to US$1,183m • No impairments were recorded in 2024 Considering the above, attributable profits for 2024 totalled US$1,245m – a 77% increase from the US$703m reported in 2023 – while normalised earnings increased by 36% to US$1,227m (2023: US$900m). Despite the operational challenges, the gold price provided a strong tailwind to our performance. The average gold price received during 2024 improved to US$2,418/oz, a 25% increase from the average price of US$1,942/oz in 2023. The Australian Dollar and South African Rand remained fairly stable against the US Dollar during 2024, allowing our Australian mines and South Deep to realise the benefit of the higher US Dollar gold price. The Australian Dollar remained flat at A$1/US$0.66, while the South African Rand strengthened by 1% to average R18.33/US$1 during 2024. The political backdrop in some of Gold Fields’ operating countries remained volatile during 2024, with peaceful elections held in two of the Group’s key operating jurisdictions – Ghana and South Africa. However, in Ghana, ahead of the national elections in December 2024, negotiations with the government around the proposed Tarkwa/ Iduapriem JV with AngloGold Ashanti progressed slower than anticipated. Despite constructive engagement, we did not obtain the requisite government approvals for the proposed JV before the elections. Gold Fields and AngloGold Ashanti continue to believe combining Tarkwa and Iduapriem into a single managed entity is compelling, given that it is anticipated to extend LOM, increase production and lower costs, thereby creating value for all stakeholders. Engagements with newly elected government ministers have commenced with the hope of obtaining approval for the JV. However, at the same time, we continue to pursue improvements to Tarkwa. After experiencing several delays since construction began – driven by the impacts of the Covid-19 pandemic, adverse weather conditions, supply chain constraints and construction labour scarcity – construction of the Salares Norte plant was completed in early in 2024. Commissioning of the plant started during Q1 2024, and an important milestone was met when first gold was poured on 28 March 2024. However, after commencing the ramp-up of the plant, severe winter conditions in mid-April 2024 froze material in the circuit and resulted in the planned ramp-up being put on hold. Much of the winter period (Q2 and Q3 2024) was spent unfreezing and purging material in the primary circuits. The Salares Norte team was able to safely restart the ramp-up at the end of September 2024 and the mine produced 45koz-eq during Q4 2024. Salares Norte is expected to ramp-up to steady-state levels by Q4 2025. We expect the mine to produce 325koz-eq – 375koz-eq in 2025. We provide a detailed analysis of our financial performance in the management’s discussion and analysis of the Group’s Annual Financial Statements in the 2024 Annual Financial Report. The consolidated income statement, statement of financial position and cash-flow statement is also included in our 2024 Annual Financial Report. 2025 guidance 2024 actual1 2024 guidance (revised) 2023 actual Production (Moz) AIC (US$/oz) Production (Moz) AIC (US$/oz) Production (Moz) AIC (US$/oz) Production (Moz) AIC (US$/oz) Group 2.250 – 2.450 1,780 – 1,930 2.071 1,873 2.050 – 2.150 1,820 – 1,910 2.304 1,512 1 Excluding Asanko GOLD FIELDS Integrated Annual Report 2024 66 About this report Who we are Maintaining good governance Our business and strategy Our commitment to responsible mining Our performance Assurance

Production and cost performance continued Capital expenditure 2024 was another year of significant capex for Gold Fields, driven primarily by project capex of US$246m and ramp-up at Salares Norte. The Group maintained capex levels that, we believe, are important to ensure the longevity of the portfolio. Total capex increased to US$1,183m, a 12% increase on the US$1,055m spent in 2023. This comprised sustaining capex of US$849m and project capital of US$334m. The increase in sustaining capex is mainly attributable to increased expenditure at Gruyere and St Ives. Gruyere’s capex was driven by pre-stripping of stages four and five of the Gruyere pit, while St Ives capex increased due to pre-stripping of the Invincible Footwall South and Swiftsure open pits, together with increased development and infrastructure capital at the Invincible Underground complex. Country-specific capex was as follows: • Australia: Capex at our Australian mines rose to A$660m (US$436m) in 2024 (2023: A$445m (US$296m)), mainly due to increased stripping and underground development at Gruyere and St Ives, and initial capital spent on the St Ives renewables project • South Africa: Capex at South Deep increased by 19% to R2,046m (US$112m) in 2024 (2023: R1,717m (US$93m)). The major spending items related to CAS equipment and technology investment, major component replacements and fleet refurbishments, as well as new mine development • Ghana: Total capex (excluding Asanko) decreased by 5% to US$211m in 2024 (2023: US$221m), driven by a drop in infrastructure investment at Tarkwa 2025 guidance We expect Group attributable gold-equivalent production to range between 2.25Moz – 2.45Moz in 2025. AISC is expected to be between US$1,500/oz – US$1,650/oz, with AIC expected to be between US$1,780/oz – US$1,930/oz. Included in non-sustaining capex for 2025 is US$48/oz for the renewable power project at St Ives and C$403m (US$285m) at the Windfall project in Canada. Excluding the St Ives renewables project, the Windfall project and other corporate projects, AIC is guided to be between US$1,625/oz – US$1,775/oz in 2025. We expect total 2025 Group capex to be US$1.49bn – US$1.55bn. Sustaining capital is expected to be US$940m – US$970m, driven largely by: • Increased capital waste stripping at Gruyere and Tarkwa • Underground development at Granny Smith GOLD FIELDS Integrated Annual Report 2024 67 About this report Who we are Maintaining good governance Our business and strategy Our commitment to responsible mining Our performance Assurance A fleet of trucks services our open-pit mines at all our operations, with the exception of South Deep in South Africa

Financial performance Capital allocation and debt management Capital allocation is a key element of Gold Fields’ strategic decision-making process. During 2024, we refined our Capital Allocation Framework to guide how capital is deployed and ensure the most attractive return on this capital. After satisfying the above capital allocation priorities, discretionary growth investments need to compete with additional returns to shareholders. Discretionary growth investments could include exploration, extending the life of existing assets, organic growth opportunities and inorganic M&A opportunities. Capital allocation priorities Maintain our investment grade credit rating Spend necessary capital to ensure safe and reliable production Pay a base dividend of 30% – 45% of normalised earnings Remaining FCF must compete based on returns Discretionary (growth) investments Additional returns to shareholders (Work is under way to review mechanisms for additional returns Despite challenging operating conditions, Gold Fields is making good progress in advancing all of our capital allocation priorities. During 2024, net debt increased by US$1,062m, largely driven by the US$1,450m payment for acquiring Osisko Mining in October. This resulted in a higher net debt:adjusted EBITDA ratio of 0.73x at end- December 2024, which is comfortably below our target of 1.0x through the cycle. This compares with net debt of US$1,024m and a net debt:adjusted EBITDA ratio of 0.42x at end-December 2023. Excluding lease liabilities, core net debt amounted to US$1,635m at the end of 2024. Throughout the year, Gold Fields maintained the capex levels we believe are essential to ensure safe and reliable production and enhance the longevity of our portfolio. Group capex amounted to US$1,183m in 2024 compared with US$1,055m in 2023, comprising sustaining capex of US$849m (2023: US$692m) and growth capex of US$334m (2023: US$363m). The strong operational recovery during H2 2024, coupled with the gold price tailwinds, translated into a strong financial performance, enabling Gold Fields to declare a final dividend of R7.00 per share. This brought the total 2024 dividend to R10.00 per share (2023: R7.20 per share), equating to a 40% payout of normalised earnings and a dividend yield of 3.58%. It also represents 80% of FCF generated during 2024 and is a record dividend for the Group. Looking ahead, our 2025 capital allocation priorities remain unchanged and will again be informed by our strategy to improve the quality of our asset base and extend the LOM of our portfolio while balancing returns to shareholders. Aligned with our priorities, we have budgeted for total capital of US$1,490m – US$1,550m for 2025. Salares Norte production of between 325koz-eq – 375koz-eq at AISC of US$975/oz-eq – US$1,125/oz-eq, is expected to provide a tailwind to earnings in 2025 (based on our metal price assumptions), which will enable Gold Fields to pay another attractive dividend in the fiscal year. Liquidity profile Gold Fields actively manages the liquidity and maturity profile of the Group’s debt. Upon maturity in May 2024, we repaid our US$500m bond using our existing RCF. In addition to our remaining US$500m bond, which matures in 2029, we put in place a US$750m multi- currency bridge facility to fund part of the Osisko Mining acquisition in October 2024. This facility has a 12-month maturity, extendable by up to six months, with a competitive interest rate that increases through the maturity of the facility. Our RCF, which was refinanced in June 2023, has a principal loan amount of US$1.2bn, with an option to increase the facility by up to US$400m and a maturity of five years. In 2024, the first of two one- year extension options on this facility was exercised. It is linked to the achievement of three of the Company’s key sustainability priorities: gender diversity, water stewardship and decarbonisation. The margin on the facility is subject to rating and sustainability margin adjustments. Gold Fields will benefit from a lower margin depending on the fulfilment of certain sustainability-linked KPIs under the facility agreement. Conversely, Gold Fields will pay a premium on its margin if the KPIs are not met. Similar sustainability criteria apply to the five-year A$500m syndicated credit facility (with a A$100m accordion option) the Company entered into with a consortium of 10 Australian and international banks in October 2023. For 2024, we achieved the following performance under the three KPIs linked to the facilities1: • 86kt CO2eRA cumulative annual carbon abatement of Scope 1 and 2 emissions through renewable projects since inception against a 2022 baseline and a 2024 target of 100kt CO2e2 • 74%RA water recycled/reused against a target of 75% • 25%RA women employees as a percentage of total employees in our workforce, against a target of 24% Performance against the KPIs is independently verified by PwC Inc.RA. Gold Fields is currently assessing our options to refinance the US$750m bridge facility. Hedging Given the volatility of the gold price, Gold Fields does not enter long- term systematic hedges, but instead regularly evaluates the Company’s position and outlook to determine whether short-term hedging is appropriate. Our policy allows for hedging to protect cash-flows: • During times of significant capex • For specific debt servicing requirements • To safeguard the viability of higher-cost operations We did not have any revenue hedges (gold and copper price), cost input hedges or currency hedges in place during 2024 and remain in an unhedged position. The 2025 financial year will again see significant investment into the Group’s assets, with C$403m (US$285m) budgeted for the Windfall project and US$110m budgeted for the St Ives renewable power project. GOLD FIELDS Integrated Annual Report 2024 68 1 The calculation methodology used was the same as the calculation methodology applied in the 2023 and prior IARs and Climate Change reports 2 Calculated in accordance with the accounting and reporting standards as published by the Greenhouse Gas Protocol Corporate Accounting and Reporting Standard About this report Who we are Maintaining good governance Our business and strategy Our commitment to responsible mining Our performance Assurance

Performance of our operations Gruyere Gruyere is a 50/50 JV between Gold Fields and Gold Road Resources in Western Australia’s Yamarna Belt. The mine operates on a large scale as a low-grade open-pit operation, with ore processed through a 9.6Mtpa carbon-in-leach plant. Since its first gold pour in 2019, Gruyere has consistently contributed steadily to the Group’s Australian portfolio. Key developments during 2024 Production (on a 100% basis) decreased by 11% to 287koz in 2024 (2023: 322koz). Gruyere was affected by significant rainfall in March 2024, which damaged and closed the roads providing primary access to the mine. As a result, deliveries of diesel and consumables were limited and mining activity and ore processing temporarily ceased during March and April. There was a material turnaround during H2 2024, with gold production increasing by 26% compared to H1 2024. AIC increased by 38% to A$2,474/oz (US$1,632/oz) in 2024 (2023: A$1,792/oz (US$1,190/oz)), mainly due to increased capex and lower gold sold. Total capex (on a 50% basis) increased by 66% to A$129m (US$85m) in 2024 (2023: A$78m (US$52m)), due to pre-stripping of stages four and five of the Gruyere open pit. Gruyere generated adjusted pre-tax FCF (on a 50% basis) of A$186m (US$123m) in 2024 (2023: cash-flow of A$178m (US$118m)). Outlook Gruyere is expected to produce 325koz – 355koz (100% basis) in 2025 at AISC of between A$2,485/oz – A$2,715/oz (US$1,640/oz – US$1,790/oz) and AIC of between A$2,500/oz – A$2,730/oz (US$1,650/oz – US$1,800/oz). Gold Fields’ share (50%) of sustaining capex is estimated to be A$192m (US$127m) with no non-sustaining capex budgeted for the year. The mine will continue open-pit operations while evaluating underground opportunities to extend mine life. A 60,000m drilling programme started in early 2025, targeting underground mining potential. In March 2025, Gold Fields provided a non-binding, indicative and conditional proposal to Gold Road Resources’ Board of Directors to acquire 100% of Gold Road’s share capital. The proposed acquisition would consolidate Gold Fields’ ownership of Gruyere. The proposal was rejected by the Gold Road Board (see p118 of the Annual Financial Report). 2025 guidance 2024 actual 2024 guidance 2023 actual Production (koz) AIC (A$/oz (US$/oz)) Production (koz) AIC (A$/oz (US$/oz)) Production (koz) AIC (A$/oz (US$/oz)) Production (koz) AIC (A$/oz (US$/oz)) 163 – 178 2,500 – 2,730 (1,650 – 1,800) 144 2,474 (1,632) 150 – 168 2,080 – 2,310 (1,370 – 1,525) 161 1,792 (1,190) GOLD FIELDS Integrated Annual Report 2024 69 2024 performance Gold Fields invested A$2.8m (US$1.8m) in near- mine exploration at Gruyere during 2024, concentrating on extensions at-depth and evaluating pit expansion and underground potential. Attributable Mineral Reserves fell by 6% to 1.7Moz, which aligns with expectations and the LOM plan. Mineralisation continues at-depth and we are reviewing the potential for moving underground in the future. Strategic pillar 1 Strategic pillar 2 Strategic pillar 3 Deliver safe, reliable and cost-effective operations Deliver positive social and environmental impact Grow the value and quality of our portfolio of assets • Zero fatalities or serious injuries • TRIFR of 8.4 • Adjusted pre-tax FCF (on a 50% basis) of A$186m (US$123m) • 202 employees and 692 contractors  • 23% of employees are women • 231kt CO2e Scope 1 and 2 carbon emissions • Gold Mineral Resources of 1.80Moz and Mineral Reserves of 1.73Moz About this report Who we are Maintaining good governance Our business and strategy Our commitment to responsible mining Our performance Assurance

Performance of our operations continued Granny Smith Granny Smith is a wholly owned underground gold mine operated by Gold Fields, situated in the Eastern Goldfields region of Western Australia. The Wallaby deposit underpins the mine and showcases strong geological potential for Mineral Reserve replacement. The operation processes ore through a 3.5Mtpa mill and remains a vital asset in Gold Fields’ Australian portfolio, delivering stable production alongside ongoing exploration successes. Key developments during 2024 Gold production increased by 1% to 287koz in 2024 (2023: 284koz), exceeding the original guidance by 6%. The mine benefited from consistent performance and continued Mineral Reserves replacement, with a particular focus on Zones 135 and 150 within the Wallaby underground mine. AIC increased by 7% to A$1,925/oz (US$1,270/oz) (2023: A$1,800/oz (US$1,196/oz)), largely due to higher sales costs before amortisation and depreciation and increased capex. Total capex grew by 6% to A$122m (US$80m) (2023: A$115m (US$76m)), with funds directed towards underground development and infrastructure. The mine generated adjusted pre-tax FCF of A$455m (US$300m), compared to A$262m (US$174m) in 2023. Outlook Granny Smith is expected to produce 255koz in 2025 at AISC of A$2,345/oz (US$1,550/oz) and AIC of A$2,425/oz (US$1,600/oz). Sustaining capex is expected to be A$167m (US$110m) and non-sustaining capex A$16m (US$11m). For 2025, the focus will be on continued underground development and further extensions of the Wallaby deposit. Near-mine exploration will remain a priority to support long-term mine life extension. 2025 guidance 2024 actual 2024 guidance 2023 actual Production (koz) AIC (A$/oz (US$/oz)) Production (koz) AIC (A$/oz (US$/oz)) Production (koz) AIC (A$/oz (US$/oz)) Production (koz) AIC (A$/oz (US$/oz)) 255 2,425 (1,600) 287 1,925 (1,270) 270 1,935 (1,277) 284 1,800 (1,196) GOLD FIELDS Integrated Annual Report 2024 70 2024 performance Gold Fields invested A$15.8m (US$10.4m) in near-mine exploration at Granny Smith during 2024, successfully maintaining Mineral Reserves at 2.4Moz, net of depletion. Strategic pillar 1 Strategic pillar 2 Strategic pillar 3 Deliver safe, reliable and cost-effective operations Deliver positive social and environmental impact Grow the value and quality of our portfolio of assets • Zero fatalities or serious injuries • TRIFR of 4.1 • Adjusted pre-tax FCF of A$455m (US$300m) • 590 employees and 264 contractors  • 16% of employees are women • 119kt CO2e Scope 1 and 2 carbon emissions • Commenced construction of additional 11MW solar and 9MW battery energy storage system • Gold Mineral Resources of 3.89Moz and Mineral Reserves of 2.39Moz About this report Who we are Maintaining good governance Our business and strategy Our commitment to responsible mining Our performance Assurance

Performance of our operations continued St Ives St Ives, which is 100% Gold Fields-owned, is situated in the Eastern Goldfields region of Western Australia. The operation includes open-pit and underground mining, with processing conducted through a 4.7Mtpa plant. St Ives is a cornerstone asset in Gold Fields' portfolio, with considerable exploration potential – particularly within the Invincible Underground complex. Key developments during 2024 Gold production decreased by 11% to 331koz in 2024 (2023: 372koz), slightly below guidance of 355koz. Production was negatively impacted in H1 2024 by a decrease in ore mined and lower grades. In addition, there was no open-pit ore during H1 2024 as activities moved to pre-stripping the Invincible Footwall South and Swiftsure open pits. St Ives also recorded a material improvement in H2 2024 (with production increasing 38% between H1 2024 and H2) as development of the open pits were completed and the pits started contributing to the mining mix. AIC increased by 47% to A$2,885/oz (US$1,903/oz) in 2024 from A$1,958/oz (US$1,301/oz) in 2023 due to lower ounces sold, higher cost of sales before amortisation and depreciation – mainly driven by increased employee and contractor cost – and increased capex. Total capex increased by 105% to A$300m (US$198m) from A$147m (US$97m) in 2023, mainly relating to pre-stripping of the Invincible South and Swiftsure open pits, increased development and infrastructure capital at the Invincible Underground complex, and A$49m (US$32m) spent on the mine’s renewable energy project. Adjusted pre-tax FCF decreased by 36% to A$228m (US$150m) in 2024 from A$354m (US$235m) in 2023 due to lower gold sold and increased capex, partially offset by a higher gold price received. Outlook St Ives is expected to produce 383koz in 2025 at AISC of A$2,210/oz (US$1,460/oz) and AIC of A$2,880/oz (US$1,900/oz). Sustaining capex is expected to be A$203m (US$134m) and non-sustaining capex A$229m (US$151m). Included in the non-sustaining capex is A$167m (US$110m), which will be spent on St Ives’ renewable energy project. 2025 guidance 2024 actual 2024 guidance 2023 actual Production (koz) AIC (A$/oz (US$/oz)) Production (koz) AIC (A$/oz (US$/oz)) Production (koz) AIC (A$/oz (US$/oz)) Production (koz) AIC (A$/oz (US$/oz)) 383 2,880 (1,900) 331 2,885 (1,903) 355 2,900 (1,913) 372 1,958 (1,301) GOLD FIELDS Integrated Annual Report 2024 71 2024 performance Strategic pillar 1 Strategic pillar 2 Strategic pillar 3 Deliver safe, reliable and cost-effective operations Deliver positive social and environmental impact Grow the value and quality of our portfolio of assets • One fatality and zero serious injuries • TRIFR of 3.8 • Completed Swiftsure and Invincible Footwall South development • Adjusted pre-tax FCF of A$228m (US$150m) • 487 employees and 908 contractors – 31% of our people are employed from our host community • 23% of employees are women • 195kt CO2e Scope 1 and 2 carbon emissions • A$295m (US$195m) renewables project under construction, with completion due in 2026 • Gold Mineral Resources of 2.74Moz and Mineral Reserves of 3.35Moz • Discovered 1.4Moz of additional Mineral Resources through brownfields exploration St Ives continued to advance its exploration efforts, with A$38.6m (US$25.4m) spent on drilling programmes. Attributable Mineral Reserves increased by 737koz (28%) to 3.3Moz, net of depletion, driven by strong results from the Invincible Underground complex, where lateral and depth extensions contributed to net Mineral Reserves growth. About this report Who we are Maintaining good governance Our business and strategy Our commitment to responsible mining Our performance Assurance

Performance of our operations continued Agnew Agnew is a wholly owned underground gold mine operated by Gold Fields, located in the northern Goldfields region of Western Australia. The operation includes several underground mining areas and processes ore through a 1.35Mtpa plant. Agnew boasts a strong history of Mineral Reserves replacement and remains an essential component of Gold Fields’ Australian operations portfolio. Key developments during 2024 Agnew’s production decreased by 6% to 230koz in 2024 (2023: 245koz) mainly due to the completion of the Barren Lands open pit in 2023, which contributed 13koz during that year. AIC increased by 16% to A$2,240/oz (US$1,477/oz) in 2024 from A$1,939/oz (US$1,288/oz) in 2023 due to higher cost of sales before amortisation and depreciation as a result of increased underground ore production and increased employee and contractor cost. AIC was further impacted by increased capex and lower gold sold. Total capital investment increased by 4% to A$110m (US$72m) (2023: A$106m (US$70m)), with work on the Barren Lands/Redeemer complex in progress. Despite the decrease in production, Agnew generated adjusted pre-tax FCF of A$329m (US$217m) compared to A$222m (US$148m) in 2023. Outlook Production at Agnew is projected to increase to 250koz in 2025. AISC and AIC are expected to be A$1,850/oz (US$1,220/oz) and A$2,195/oz (US$1,450/oz), respectively. Key priorities for 2025 include expanding the Redeemer complex and evaluating further underground extensions. 2025 guidance 2024 actual 2024 guidance 2023 actual Production (koz) AIC (A$/oz (US$/oz)) Production (koz) AIC (A$/oz (US$/oz)) Production (koz) AIC (A$/oz (US$/oz)) Production (koz) AIC (A$/oz (US$/oz)) 250 2,195 (1,450) 230 2,240 (1,477) 235 2,110 (1,393) 245 1,939 (1,288) GOLD FIELDS Integrated Annual Report 2024 72 2024 performance Strategic pillar 1 Strategic pillar 2 Strategic pillar 3 Deliver safe, reliable and cost-effective operations Deliver positive social and environmental impact Grow the value and quality of our portfolio of assets • Zero fatalities or serious injuries • TRIFR of 8.7 • Adjusted pre-tax FCF of A$329m (US$217m) • 337 employees and 537 contractors  • 21% of employees are women • Indigenous representation of 3.5%, in line with target • 74kt CO2e Scope 1 and 2 carbon emissions • Fostering relations with Tjiwarl Traditional Owners • Gold Mineral Resources of 1.55Moz and Mineral Reserves of 0.97Moz • Delivery of Barren Lands and Redeemer complexes on track Agnew continued to showcase robust Mineral Reserves growth, with a 12% increase in attributable Mineral Reserves to 1.0Moz, net of depletion. Near-mine exploration remained a priority, with A$23.1m (US$15.2m) spent on drilling programmes. About this report Who we are Maintaining good governance Our business and strategy Our commitment to responsible mining Our performance Assurance

Performance of our operations continued South Deep South Deep is a bulk, mechanised underground gold mine situated in the Witwatersrand Basin of South Africa. It is Gold Fields’ only South African operation, with one of the world’s largest known gold ore bodies. South Deep is a long-life asset that continues to focus on improving productivity and profitability. Gold Fields’ holds 96.4% of South Deep, with the remainder owned by its BEE partners. Key developments during 2024 South Deep had a tough start to 2024, with operational momentum impacted by a fatal incident on 2 January 2024. This was compounded by reduced stope access owing to increased backfill rehandling and slow drilling through crushed ground, resulting in slower stope turnaround. Gold production decreased by 17% to 8,313kg (267koz) in 2024 from 10,021kg (322koz) in 2023, largely driven by lower longhole stoping volumes and lower grade and gold contribution from destress cuts. Lower volumes from the longhole stopes were due to increased backfill rehandling restricting access to stopes and slower stope turnaround. Reef grade mined decreased by 10% to 5.77g/t from 6.41g/t in 2023 in line with the business plan, largely driven by the mining footprint and mining mix between longhole stoping and destress. AIC increased by 32% to R1,057,462/kg (US$1,794/oz) in 2024 from R800,097/kg (US$1,349/oz) in 2023, mainly due to the lower gold sold, higher cost of sales before amortisation and depreciation and higher capex. Capex increased by 19% to R2,046m (US$112m) in 2024 from R1,717m (US$93m) in 2023, mainly due to legislative requirement to safely manage machine and human interaction CAS level 9, annual major components replacements and fleet refurbishments as well as new mine development. South Deep generated an adjusted FCF of R3,070m (US$168m) in 2024 compared to R3,755m (US$204m) in 2023. The 18% decrease is mainly due to a decrease in gold sold, partially offset by the higher gold price received. Outlook South Deep is expected to produce between 8,700kg – 9,500kg (280koz – 305koz) in 2025. AISC and AIC are expected to be R1,037,300/kg – R1,132,700/kg (US$1,745/oz – US$1,905/oz). 2025 guidance 2024 actual 2024 guidance (revised) 2023 actual Production (kg (koz)) AIC (R/kg (US$/oz)) Production (kg (koz)) AIC (R/kg (US$/oz)) Production (kg (koz)) AIC (R/kg (US$/oz)) Production (kg (koz)) AIC (R/kg (US$/oz)) 8,700 – 9,500 (280 – 305) 1,037,300 – 1,132,700 (1,745 – 1,905) 8,313 (267) 1,057,462 (1,794) 7,800 – 8,200 (250 – 264) 1,120,966 – 1,174,345 (1,890 – 1,980) 10,021 (322) 800,097 (1,349) GOLD FIELDS Integrated Annual Report 2024 73 2024 performance Strategic pillar 1 Strategic pillar 2 Strategic pillar 3 Deliver safe, reliable and cost-effective operations Deliver positive social and environmental impact Grow the value and quality of our portfolio of assets • One fatality and one serious injury • TRIFR of 4.8 • Adjusted FCF of R3,070m (US$168m)  • Backfill issues addressed in H2 2024 • 2,613 employees and 2,653 contractors – 61% of our people are employed from our host community • 28% of employees are women • 431kt CO2e Scope 1 and 2 carbon emissions • Gold Mineral Resources of 25Moz and Mineral Reserves of 28Moz • Progressed with development towards the South of Wrench fault South Deep’s gold Mineral Reserves decreased by 241koz, due largely to depletion. At 31 December 2024, South Deep had attributable gold Mineral Reserves of 28.0Moz. Brownfields exploration is focused on the South of Wrench (new mine) area. The mine’s LOM is 85 years given new long-term production forecasts. About this report Who we are Maintaining good governance Our business and strategy Our commitment to responsible mining Our performance Assurance

Performance of our operations continued Damang Damang is a Gold Fields-managed gold mine in Ghana’s Tarkwa-Damang Gold Belt. Gold Fields holds 90%, with the Ghanaian government owning the remaining 10%. Historically an open-pit operation, Damang has transitioned to processing stockpiles following the completion of active mining. Key developments during 2024 Gold production at Damang decreased by 12% to 135koz (2023: 153koz), though this was 8% higher than guidance of 125koz. Reduced production was in line with the LOM plan for Damang, which ceased mining and moved to only processing stockpiles during 2024. AIC increased by 19% to US$2,002/oz in 2024 from US$1,679/oz in 2023 due to lower gold sold and a higher gold inventory charge in 2024. Total capex remained flat at about US$5m and related to spend on the Far East Tailings Storage Facility raise. Adjusted FCF at Damang increased by 235% to US$138m in 2024 from US$41m in 2023 mainly due to higher revenue resulting from higher gold price and no in-pit mining activity in 2024. Outlook While Damang continues to contribute good cash-flow to the Group, we are assessing ways to optimise value for stakeholders, including options to realise the value of the remaining resource. In December 2024, we applied for an extension of the Damang mining lease, which is due to expire in April 2025. Our application was in accordance with applicable law, however, in March 2025 we received notification that the extension application was rejected. Gold Fields is pursuing all avenues to seek reversal of this decision and to, ultimately, obtain an extension of the Damang mining lease, including through international arbitration, if required. As such, Gold Fields believes the Damang mine continues to be a going concern, and will continue to operate through the processing of the remaining stockpiles under the current LOM plan (see p118 of the Annual Financial Report). 2025 guidance 2024 actual 2024 guidance 2023 actual Production (koz) AIC (US$/oz) Production (koz) AIC (US$/oz) Production (koz) AIC (US$/oz) Production (koz) AIC (US$/oz) 85 2,340 135 2,002 125 2,030 153 1,679 GOLD FIELDS Integrated Annual Report 2024 74 2024 performance Strategic pillar 1 Strategic pillar 2 Strategic pillar 3 Deliver safe, reliable and cost-effective operations Deliver positive social and environmental impact Grow the value and quality of our portfolio of assets • Zero fatalities or serious injuries • TRIFR of 0.7 • Adjusted FCF of US$138m • 204 employees and 1,248 contractors – 75% of our people are employed from our host community • 12% of employees are women • Engaging with communities and local government on increasing number of galamsey incursions • Gold Mineral Resources of 3Moz • Exploration work on smaller pits being conducted No Mineral Reserves were declared for 2024, as the remaining stockpiles do not meet Gold Fields’ current conservative Mineral Reserves economic criteria. The mine has Gold Mineral Resources of 3Moz. About this report Who we are Maintaining good governance Our business and strategy Our commitment to responsible mining Our performance Assurance

Performance of our operations continued Tarkwa Tarkwa is a large-scale open-pit gold mine situated in Ghana’s Tarkwa Basin. Gold Fields holds 90%, with the Ghanaian government owning the remaining 10%. Tarkwa is a cornerstone Gold Fields asset, consistently meeting production targets and generating good cash-flow. The mine operates several open pits and processes ore using a conventional carbon-in-leach plant. Key developments during 2024 Gold production decreased by 3% to 537koz in 2024 from 551koz in 2023, mainly due to planned lower mined grade. Yield decreased by 8% to 1.12g/t in 2024 from 1.22g/t in 2023 due to lower feed grade as a result of the increased contribution from lower grade stockpiles. AIC increased by 26% to US$1,629/oz in 2024 from US$1,293/oz in 2023 due to lower gold ounces sold and higher cost of sales before amortisation and depreciation – which includes a non-cash gold inventory charge to cost of US$41m in 2024 compared to a credit to cost of US$53m in 2023. Total capex decreased by 5% to US$207m in 2024 from US$216m in 2023, mainly due to a reduction in infrastructure relocation and study costs. Adjusted FCF increased by 14% to US$225m in 2024 from US$196m in 2023, driven by the higher gold price received, partially offset by additional tonnes mined, royalties, taxes and change in working capital. In March 2023, Gold Fields announced a proposed JV between Tarkwa and AngloGold Ashanti’s neighbouring Iduapriem mine. Despite constructive engagement with the Ghanaian government, the requisite approvals for the proposed JV have not yet been obtained. Following the recent national elections, Gold Fields and AngloGold Ashanti are working to engage the new government on progressing the potential JV. Outlook Production at Tarkwa is anticipated to decrease to 488koz in 2025, as the mine advances a stripping programme. AISC and AIC are expected to be US$1,855/oz. Advancing the Tarkwa/Iduapriem JV remains a key deliverable for 2025. 2025 guidance 2024 actual 2024 guidance 2023 actual Production (koz) AIC (US$/oz) Production (koz) AIC (US$/oz) Production (koz) AIC (US$/oz) Production (koz) AIC (US$/oz) 488 1,855 537 1,629 540 1,480 551 1,293 GOLD FIELDS Integrated Annual Report 2024 75 2024 performance Strategic pillar 1 Strategic pillar 2 Strategic pillar 3 Deliver safe, reliable and cost-effective operations Deliver positive social and environmental impact Grow the value and quality of our portfolio of assets • Zero fatalities and two serious injuries • TRIFR of 0.6 • Adjusted FCF of US$225m  • 568 employees and 5,092 contractors – 71 % of our people are employed from our host community • 12% of employees are women • Engaging with communities and local government on increasing number of galamsey incursions • Completed transition of TSF 2 to a downstream-raised facility; TSF 1 to be completed in 2026 • Gold Mineral Resources of 3.84Moz and Mineral Reserves of 3.84Moz • Engagement with new Ghanaian government on proposed Tarkwa/Iduapriem JV commenced Tarkwa’s Mineral Reserves during 2024 declined by 508koz to 3.84Moz, largely due to mine depletion. Exploration activities are currently focused on the Kottraverchy North pit and at Kottraverchy Underground, though this is unlikely to add to Mineral Resources in the near future. Exploration is also planned at Greater Kobada, with geophysical surveys planned for Fanti North and Samahu. About this report Who we are Maintaining good governance Our business and strategy Our commitment to responsible mining Our performance Assurance

Performance of our operations continued Salares Norte Salares Norte is a 100% Gold Fields-owned gold-silver deposit, located between 3,900m and 4,700m above sea level in the Diego de Almagro municipality in the Atacama region of northern Chile. Its high-sulphidation epithermal system contains mineralisation that offer high-grade oxides. The world-class project will meaningfully change Gold Fields’ future profile by accelerating production growth and reducing the Group’s AIC. Key developments during 2024 After producing first gold and commencing ramp-up at the end of March 2024, Salares Norte’s processing plant was adversely impacted by severe winter conditions in mid-April 2024, causing freezing of material in the circuit. The planned production ramp-up was subsequently paused, with much of the winter period (Q2 and Q3 2024) spent unfreezing and purging material in the primary circuit. Installing bypass circuits early in the winter ensured the main components of the plant could continue to run and circulate solution while the main circuit was being cleaned. The Salares Norte team safely restarted ramp-up at the end of September 2024, which has continued in line with the plan. Commercial production levels are set to be achieved in H2 2025 and steady-state throughput is expected in Q4 2025. Salares Norte produced 45koz-eq at AISC US$1,901/oz-eq in Q4 2024. We spent capex of US$389m on Salares Norte during 2024 (2023: US$398m). We made good progress with the capture and relocation of chinchillas during Q4 2024. The programme was reinstated on 3 October 2024, following the expiry of the urgent and transitional measure issued by Chile’s Superintendence of Environment, which ordered the suspension of dismantling activities at Rockery 3. During November 2024, one chinchilla was successfully captured and relocated from Rockery 3. After no further chinchilla sightings, dismantling of Rockery 3 started in December 2024 and was completed in early January 2025. As a result, the area demarcated for waste material from the Brecha Principal ore body is now clear of any identified chinchilla habitats and placement of waste in the area has commenced. Outlook We expect 2025 gold-equivalent production to be between 325koz-eq – 375koz-eq at AISC of US$935/oz-eq – US$1,100/oz-eq. 2026 is set to be the first full year of steady-state production, with the mine expecting to produce 550koz-eq – 580koz-eq at AISC of US$825/oz – US$875/oz. 2025 guidance 2024 actual 2024 guidance (revised) Production (koz-eq) AIC (US$/oz) Production (koz-eq) AIC (US$/eq-oz) Production (koz-eq) AIC (US$/eq-oz) 325 – 375 1,115 – 1,285 45 12,058 40 – 50 1,790 – 1,850 GOLD FIELDS Integrated Annual Report 2024 76 2024 performance Strategic pillar 1 Strategic pillar 2 Strategic pillar 3 Deliver safe, reliable and cost-effective operations Deliver positive social and environmental impact Grow the value and quality of our portfolio of assets • Zero fatalities or serious injuries • TRIFR of 1.2 • Achieved revised 2024 guidance of 45koz after weather- related delays up to Q3 2024 • Capex of US$389m to complete construction • 501 employees and 2,834 contractors – 27% of our people are employed from our host community • 26% of employees are women • Chinchilla capture and relocation programme successfully implemented after ban lifted in Q4 2024 • Gold Mineral Resources of 0.22Moz and Mineral Reserves of 3.42Moz • Spent US$11m on greenfields exploration to extend life beyond the current 10-year LOM Gold Mineral Reserves at our newest mine, Salares Norte, remained stable at 3.416Moz in 2024, as production of 45koz – all in Q4 2024 – was balanced by new discoveries. Silver Mineral Reserves improved from 41.94Moz to 46.01Moz as mined depletion of 5.87Moz was matched by growth of 9.94Moz. Brownfields exploration was focused around three major areas: Agua Amarga Extension, the Low Baker Target and Brecha Principal Sulfides. About this report Who we are Maintaining good governance Our business and strategy Our commitment to responsible mining Our performance Assurance

Performance of our operations continued Cerro Corona Cerro Corona is a gold-copper open-pit mine in northern Peru’s Cajamarca region. The operation, 99.53% owned by Gold Fields, produces gold and copper concentrates for global export. As mining at Cerro Corona nears completion, the focus is shifting towards processing stockpiles and depositing tailings in the pit. Key developments during 2024 Gold-equivalent production decreased by 28% to 173koz in 2024 from 239koz in 2023 as mining was re-sequenced to address the North wall stability in H1 2024. The lower price factor as a result of the increased gold price in relation to the copper price also had a negative impact on equivalent production in 2024. AIC per equivalent ounce increased by 38% to US$1,585/eq-oz in 2024 from US$1,146/eq-oz in 2023 due to lower equivalent ounces sold and a lower gold inventory credit to cost, as well as a lower copper by-product credit to cost. Total capex decreased by 24% to US$34m in 2024 from US$44m in 2023, mainly due to completing TSF construction in 2023. FCF decreased by 11% to US$66m in 2024 from US$75m in 2023, mainly driven by lower equivalent ounces sold. Outlook Cerro Corona will enter its final year of mining in 2025, with gold-equivalent production anticipated to decline to 162koz. From 2026 onwards, the mine will process stockpiles, gradually reducing output until the end of the planned life of mine in 2031. 2025 guidance 2024 actual 2024 guidance 2023 actual Gold-only production 93koz 88koz 97koz 122koz Copper production 22.0kt 22.3kt 24.2kt 26.7kt Gold-equivalent production 162koz 173koz 197koz 239koz AIC US$1,235/oz US$905/oz US$735/oz US$536/oz AIC eq-oz US$1,730/oz US$1,585/oz US$1,310/oz US$1,146/oz GOLD FIELDS Integrated Annual Report 2024 77 2024 performance Strategic pillar 1 Strategic pillar 2 Strategic pillar 3 Deliver safe, reliable and cost-effective operations Deliver positive social and environmental impact Grow the value and quality of our portfolio of assets • Zero fatalities or serious injuries • TRIFR of 0.2 • Adjusted FCF of US$66m • North Wall stability in pit addressed • 404 employees and 1,712 contractors – 34% of our people are employed from our host community • 28% of employees are women • 48kt CO2e Scope 1 and 2 carbon emissions • Approval of Environmental Impact Assessment to 2031 • Gold Mineral Reserves of 0.59Moz • Last year of mining in 2025 before waste processing until 2031 • Exploration in vicinity ongoing, but unsuccessful to date With active mining at Cerro Corona coming to an end in 2025, no new Mineral Reserves are being added at the mine. Mine depletion accounted for the 149koz decline in Gold Mineral Reserves to 597koz in 2024. Copper Mineral Reserves dropped by 64Mlb to 271Mlb during the year. Brownfields exploration is focused on the Nueva Esperanza project, with surface access negotiations ongoing with local communities. About this report Who we are Maintaining good governance Our business and strategy Our commitment to responsible mining Our performance Assurance

Performance of our operations continued Windfall project Windfall is a high-grade underground gold project located in Qu&eacute;bec, Canada, one of the world’s premier mining jurisdictions. In October 2024, Gold Fields acquired 100% of Osisko Mining to secure full ownership of Windfall. The project, currently in the advanced development stage, will become a cornerstone of Gold Fields’ portfolio as it progresses to production. Key developments during 2024 Gold Fields first acquired 50% of the Windfall project in Qu&eacute;bec, Canada in May 2023 by entering into a 50/50 JV with Osisko Mining. In October 2024 Gold Fields completed a transaction to acquire 100% of the outstanding shares of Osisko Mining, paying C$2.02bn (US$1.45bn) net of cash received, in settlement of the transaction. The transaction consolidates 100% ownership of the Windfall project and its entire exploration district (approximately 2,500km2) in Qu&eacute;bec, Canada. It also eliminated our obligation of a C$300m deferred cash payment and the C$75m exploration commitment, which formed part of the original JV agreement. At steady state, Windfall is expected to add 300koz per annum to Gold Fields’ production profile at an AIC and AISC that is materially lower than the Group average – improving our position on the industry cost curve. Key members of the Windfall team were retained through the transaction, and integration work is underway. Engagements for the execution of an Impact and Benefits Agreement with the Cree First Nation of Waswanipi and the Cree Nation Government are also ongoing. Outlook We are focusing on obtaining the required environmental approvals and a Board investment decision to support full scale construction and mining, which we expect to receive in H2 2025. We are also progressing the engineering work required ahead of a final investment decision expected in Q1 2026. Construction of the processing plant is expected to take approximately 18 to 24 months, which will result in first production in 2028, this being the first year of meaningful contribution from Windfall. GOLD FIELDS Integrated Annual Report 2024 78 2024 performance1 Strategic pillar 1 Strategic pillar 2 Strategic pillar 3 Deliver safe, reliable and cost-effective operations Deliver positive social and environmental impact Grow the value and quality of our portfolio of assets • Zero fatalities or serious injuries • Key members of Windfall leadership team retained • 203 employees and 379 contractors  • 25% of employees are women • 100% of electricity is sourced from hydropower • Work ongoing on Impact and Benefits Agreement with the Cree First Nation of Waswanipi • To be declared in Gold Fields’ 2025 Mineral Resources and Mineral Reserves statement following an updated feasibility study, environmental permitting process and Board approval • Drilling at the Qu&eacute;villon and Phoenix JV projects progressing About this report Who we are Maintaining good governance Our business and strategy Our commitment to responsible mining Our performance Assurance 1 Since Windfall is still a project, non-financial data is not assured

Mineral Resources and Mineral Reserves summary Managing our Mineral Resources and Mineral Reserves is central to achieving our strategic goals. In 2024, Gold Fields maintained its focus on near-mine exploration to extend mine life. While we could not fully replace all mined Mineral Reserves through exploration and extensional drilling, we made significant additions that mitigated the impact of depletion. Our successful exploration at St Ives’ Invincible Underground resulted in a 1.1Moz pre-depletion Reserve discovery. Replacement of Mineral Reserves through extensional drilling and exploration is a multi-year endeavour, and replacement rates will naturally fluctuate. Gold Fields remains committed to a structured Mineral Reserve replacement strategy. Cost pressures and mining depletion contributed to some operations’ net decline in Mineral Resources and Mineral Reserves. To address this, we are conducting studies on AO, project ramp-ups, mine expansions and operational efficiencies. In 2025, we will focus on targeted exploration and extensional drilling to further define and grow our Mineral Resource and Mineral Reserve base. In 2024, we applied gold price assumptions of US$1,725/oz for Mineral Resources and US$1,500/oz for Mineral Reserves, alongside updated exchange rates for the Australian Dollar and South African Rand. These changes influenced local currency gold prices. For more information, refer to our 2024 Mineral Resources and Mineral Reserves Supplement. Across our operations, we continue to prioritise Mineral Resource-to- Mineral Reserve conversion, sustainable Mineral Reserve growth, and operational efficiency. These efforts aim to offset annual depletion, improve cash-flow and cost per ounce, and unlock strategic opportunities to extend mine life. 2024 performance The LOM Mineral Reserves encompass the first two years of the business plan schedule. As of the end of 2024, the Group’s attributable Proved and Probable Mineral Reserves are estimated at 44.3Moz gold (2023: 44.6Moz), 271Mlbs copper (2023: 336Mlbs) and 46.0Moz silver (2023: 41.9Moz). Gold Mineral Reserves decreased by 0.4Moz, net of annual depletion of approximately 2.0Moz. Copper Mineral Reserves decreased by 65Mlbs, primarily due to a net depletion of 58Mlbs. In contrast, silver Mineral Reserves at Salares Norte increased by 4Moz. Attributable Mineral Reserves saw notable increases, particularly at St Ives, where exploration added 0.7Moz (+28%), net of annual depletion. Granny Smith and Agnew successfully replaced production, while decreases were recorded at Gruyere (-0.1Moz, -6%), South Deep (-0.2Moz, -1%), Tarkwa (-0.5Moz, -12%) and Cerro Corona (-0.2Moz, -20%), all including annual depletion. Salares Norte showed no material change. Silver Mineral Reserves at Salares Norte grew by 4Moz (+10%), while copper Mineral Reserves at Cerro Corona declined by 65Mlbs (-19%). Meanwhile, Damang was removed from Mineral Reserves (though it is still in Mineral Resources), as its remaining stockpiles no longer met Gold Fields’ conservative Mineral Reserve economic criteria. Group attributable Measured and Indicated Mineral Resources exclusive of Mineral Reserves (EMR) amounted to 30.4Moz gold (2023: 30.3Moz) and 2.8Moz silver (2023: 2.2Moz). Inferred Mineral Resources EMR were 11.6Moz gold (2023: 10.2Moz) and 0.1Moz silver (2023: 0.1Moz). Gold Measured and Indicated Mineral Resources increased across several operations, including Granny Smith (+0.1Moz, +6%), Gruyere (+0.2Moz, +38%), St Ives (+0.04Moz, +4%), Agnew (+0.1Moz, +12%), Tarkwa (+0.3Moz, +7%), and Damang (+0.3Moz, +12%), while South Deep showed no material change. Silver Measured and Indicated Mineral Resources at Salares Norte grew by 0.7Moz (+31%). Growth in Inferred Mineral Resources was also recorded, with Gruyere (+0.5Moz, +75%), Granny Smith (+0.1Moz, +10%), St Ives (+0.7Moz, +64%) and Damang (+0.2Moz, +37%) contributing to the 1.4Moz overall increase in gold Inferred Resources. Tarkwa showed no material change, while silver at Salares Norte decreased by 0.03Moz (-35%). In October 2024, Gold Fields acquired 100% of Osisko Mining, securing full ownership of the Windfall project. The project’s Mineral Resources and Mineral Reserves will be incorporated into the 2025 Group estimates following an updated feasibility study and environmental permitting process. Governance This consolidated summary of Gold Fields’ Mineral Resources and Mineral Reserves should be read alongside the Mineral Resources and Mineral Reserves Supplement and Form 20-F, both available on our website. The Mineral Resources and Mineral Reserves Supplement provides detailed technical information on our year-end Mineral Resources and Mineral Reserves. It is prepared in accordance with the South African Code for the Reporting of Exploration Results, Mineral Resources, and Mineral Reserves, 2016 edition, as well as other leading global standards, including the US SEC’s SK-1300. Additional technical details can be found in the Technical Report Summaries, which are filed as exhibits to our Form 20-F. While differences in formatting exist due to varying regulatory requirements, the core information remains consistent across these documents. The Mineral Resources and Mineral Reserves statements were prepared under supervision of Group Competent Persons Alex Trueman and Jason Sander, both members of Gold Fields’ Corporate Technical Services team. They consent to the disclosure of these statements in the form they are presented. Further details on their qualifications and affiliations are provided in the Mineral Resources and Mineral Reserves Supplement. GOLD FIELDS Integrated Annual Report 2024 79 About this report Who we are Maintaining good governance Our business and strategy Our commitment to responsible mining Our performance Assurance

Mineral Resources and Mineral Reserves estimates as at 31 December 2024 Attributable Mineral Reserves 31 December 2024 31 December 2023 Gold Category Tonnes (Mt) Grade (g/t) Gold (koz) Tonnes (Mt) Grade (g/t) Gold (koz) Australia Gruyere Proved and Probable 41.6 1.29 1,727 45.6 1.25 1,832 Granny Smith Proved and Probable 11.5 6.44 2,389 12.0 6.21 2,390 St Ives Proved and Probable 29.0 3.59 3,347 24.1 3.37 2,610 Agnew Proved and Probable 4.6 6.60 972 4.0 6.82 872 Total Australia Proved and Probable 86.7 3.03 8,435 85.7 2.80 7,704 South Africa South Deep Proved and Probable 175.2 4.97 27,998 178.2 4.93 28,239 Total South Africa Proved and Probable 175.2 4.97 27,998 178.2 4.93 28,239 Ghana Damang Proved and Probable 7.3 0.83 194 Tarkwa – open pits Proved and Probable 70.5 1.24 2,819 85.7 1.22 3,370 Tarkwa – stockpiles Proved and Probable 67.5 0.47 1,018 65.9 0.46 978 Tarkwa – total Proved and Probable 138.0 0.86 3,838 151.6 0.89 4,348 Total Ghana Proved and Probable 138.0 0.86 3,838 158.9 0.89 4,542 Peru and Chile Salares Norte Proved and Probable 19.8 5.36 3,415 18.1 5.86 3,416 Cerro Corona Proved and Probable 38.5 0.48 597 45.4 0.51 749 Total Chile and Peru Proved and Probable 58.3 2.14 4,012 63.6 2.04 4,165 Gold Fields operations – total gold Proved and Probable 458.2 3.01 44,283 486.3 2.86 44,649 Attributable Mineral Reserves 31 December 2024 31 December 2023 Silver Tonnes (Mt) Grade (g/t) Silver (koz) Tonnes (Mt) Grade (g/t) Silver (koz) Chile Salares Norte Proved and Probable 19.8 72.2 46,013 18.1 71.9 41,941 Total Chile silver Proved and Probable 19.8 72.2 46,013 18.1 71.9 41,941 Copper Tonnes (Mt) Grade (% copper) Copper (Mlb) Tonnes (Mt) Grade (% copper) Copper (Mlb) Peru Cerro Corona Proved and Probable 38.5 0.32 271 45.4 0.34 336 Total Peru copper Proved and Probable 38.5 0.32 271 45.4 0.34 336 GOLD FIELDS Integrated Annual Report 2024 80 About this report Who we are Maintaining good governance Our business and strategy Our commitment to responsible mining Our performance Assurance

Mineral Resources and Mineral Reserves estimates continued as at 31 December 2024 Australia Gruyere M&ID2 16.1 1.42 735 12.1 1.37 533 Gruyere IF3 21.8 1.52 1,061 12.6 1.49 606 Granny Smith M&ID 15.4 4.87 2,414 15.3 4.64 2,284 Granny Smith IF 8.1 5.63 1,475 8.2 5.13 1,345 St Ives M&ID 12.0 2.69 1,033 8.8 3.53 994 St Ives IF 11.8 4.48 1,703 8.4 3.86 1,038 Agnew M&ID 6.6 4.77 1,009 6.3 4.46 899 Agnew IF 3.8 4.47 545 4.1 4.27 564 Total Australia M&ID 50.1 3.22 5,191 42.5 3.45 4,710 Total Australia IF 45.5 3.27 4,784 33.3 3.32 3,553 South Africa South Deep M&ID 130.6 4.54 19,046 135.9 4.57 19,980 South Deep IF 20.4 9.10 5,958 20.4 9.10 5,964 Total South Africa M&ID 130.6 4.54 19,046 135.9 4.57 19,980 Total South Africa IF 20.4 9.10 5,958 20.4 9.10 5,964 Ghana Damang M&ID 38.8 1.82 2,271 32.7 1.92 2,019 Damang IF 9.9 2.17 692 7.3 2.16 506 Tarkwa – open pits M&ID 86.2 1.32 3,650 78.4 1.35 3,399 Tarkwa – open pits IF 4.2 1.38 187 4.1 1.37 181 Tarkwa – stockpiles M&ID 0.1 0.35 1 0.1 0.35 1 Tarkwa – stockpiles IF Tarkwa – total M&ID 86.3 1.32 3,651 78.5 1.35 3,400 Tarkwa – total IF 4.2 1.38 187 4.1 1.37 181 Total Ghana M&ID 125.1 1.47 5,923 111.2 1.52 5,419 Total Ghana IF 14.2 1.93 879 11.4 1.88 688 Attributable Mineral Resources EMR1 31 December 2024 31 December 2023 Gold Category Tonnes (Mt) Grade (g/t) Gold (koz) Tonnes (Mt) Grade (g/t) Gold (koz) Attributable Mineral Resources EMR1 31 December 2024 31 December 2023 Gold Category Tonnes (Mt) Grade (g/t) Gold (koz) Tonnes (Mt) Grade (g/t) Gold (koz) Chile and Peru Salares Norte – Chile M&ID 2.9 2.32 216 2.3 2.30 170 Salares Norte – Chile IF 0.2 1.52 10 0.2 1.57 10 Cerro Corona – Peru4 M&ID Cerro Corona – Peru4 IF Total Chile and Peru M&ID 2.9 2.32 216 2.3 2.30 170 Total Chile and Peru IF 0.2 1.52 10 0.2 1.57 10 Gold Fields operations – total gold M&ID 308.6 3.06 30,375 291.8 3.23 30,278 Gold Fields operations – total gold IF 80.3 4.51 11,631 65.3 4.87 10,215 Attributable Mineral Resources EMR1 31 December 2024 31 December 2023 Silver Category Tonnes (Mt) Grade (g/t) Silver (koz) Tonnes (Mt) Grade (g/t) Silver (koz) Chile Salares Norte M&ID 2.9 30.5 2,832 2.3 29.4 2,168 Salares Norte IF 0.2 8.3 56 0.2 13.5 86 Category Tonnes (Mt) Grade (% copper) Copper (Mlb) Tonnes (Mt) Grade (% copper) Copper (Mlb)Copper Peru Cerro Corona M&ID Cerro Corona IF 1 Mineral Resources excluding Mineral Reserves 2 Measured and Indicated 3 Inferred 4 Cerro Corona resources for 2023 are at zero due to limitations on placing in-pit tailings GOLD FIELDS Integrated Annual Report 2024 81 About this report Who we are Maintaining good governance Our business and strategy Our commitment to responsible mining Our performance Assurance

Exploration Gold Fields views exploration as one of the most cost-effective ways of adding Mineral Reserves and extending the lives of our mines. We have had great success with our brownfields exploration efforts over the years – particularly in Australia, where we built the production base to 1Moz per annum and extended the average LOM to eight years. More recently, we reinvigorated our focus on greenfields activities as a component of our exploration strategy through targeted expansion within the regions we already operate. In this, we are looking to emulate our discovery-to-construction success at Salares Norte, for example. We also continue to screen for prospective early-stage opportunities that could include a wider selection of regions, based on strict criteria. We will only action discrete, value-accretive opportunities on a case-by-case basis, including 100% acquisition, JV earn-in arrangements and strategic equity placements. Near-mine (brownfields) exploration Near-mine exploration is critical to Gold Fields’ strategy and has played an important role in building and maintaining a robust production profile across the regions. Brownfields exploration, which includes resource definition drilling but not grade-control, offers one of the lowest-cost opportunities for adding ounces and improving cash-flow, specifically on a per-share basis. This is particularly true for our Australian assets, where the average cost of Mineral Reserves ounce addition was US$51/oz for the three-year period from 2022 to 2024 – making it an extremely efficient use of capital. Brownfields exploration allows Gold Fields to leverage our operational infrastructure and regional management teams and enables us to take advantage of our operational capabilities, including our proven ability to develop and mine orogenic ore bodies. In 2024, Gold Fields spent US$72m at our mines (2023: US$95m, excluding Asanko) and a further US$12m in district exploration near our Windfall project, which supported a total of 294km of drilling (2023: 299km). We incurred the majority of this spending – A$80m (US$53m) (2023: A$84m (US$56m)) – at our Australian mines. Our exploration spend in Chile was US$11m in 2024 (2023: US$30m), with the focus on adding life to Salares Norte, and US$4m in Ghana (2023: US$6m, excluding Asanko). For 2025, we planned US$104m for near-mine exploration and Mineral Resource conversion. Of this, US$65m is expected to be spent at our Australian operations, US$15m at Salares Norte in Chile and US$19m at the Windfall project in Canada. The details of the near-mine exploration activities at our operations are included on p69 – 78. Greenfields exploration Greenfields exploration has become a prominent part of our growth strategy by ensuring a pipeline of high- quality, early-stage opportunities to sustain our production profile. Our exploration team drives disciplined growth in existing jurisdictions while actively screening for new opportunities under defined parameters. Gold Fields’ exploration portfolio includes 100% landholdings and JVs in Australia, Chile and Peru, complemented by strategic equity positions in Tesoro Gold (17.5%), Torq Resources (14.9%), Chakana Copper (17.2%), Hamelin Gold (14.9%), Killi Resources (10.9%) and Great Southern Mining (4.7%). With the acquisition of Osisko Mining, we also inherited a portfolio of listed holdings, including a 20.7% interest in Vior Mining and a 15.6% interest in O3 Mining. The interest in O3 Mining was sold to Agnico Eagle on 23 January 2025 for C$31m (US$21m). In Qu&eacute;bec, Canada, drilling at the Qu&eacute;villon and Phoenix JV projects (70/30 earn-in with Bonterra, inherited from Osisko) targeted early-stage prospects to unlock the belt’s potential. Ongoing geophysical surveys and generative work will drive an expanded 2025 exploration programme. In Chile, we made progress with the Santa Cecilia JV by finalising a definitive earn-in agreement with Torq Resources for the option to earn up to 75% in the Santa Cecilia project. Priority drilling for 6,000m is set for H1 2025 to advance this high-potential copper-gold prospect. Additionally, a maiden 5,000m drilling programme began at the 100%-owned landholding near Salares Norte. In Q4 2024, exploration activities advanced across Australia. Our JVs, including Edinburgh Park (Great Southern Mining), East Lachlan (Gold and Copper Resources) and West Tanami (Killi Resources), made good progress in land access. We completed geochemical, airborne and ground geophysics surveys, paving the way for increased activity in 2025. Our greenfields portfolio is displayed in the map on the next page. Non-core investments Gold Fields’ strategy is premised on continually improving the quality of our production base. This not only entails acquiring assets that will enhance the quality of the portfolio but also disposing of assets which we view as non-core or not in line with our long-term strategy. During 2024, we streamlined the portfolio by: • Selling our 24% interest in Rusoro Mining in January for an upfront consideration of US$62m • Selling a 45% stake in the Asanko Gold Mine in March for gross proceeds of US$170m, comprising US$65m in cash, three deferred cash payments and a 19.9% shareholding in Galiano. The value of this holding was US$63m at the end-December 2024 based on Galiano’s share price on the TSX • Completing the sale of our 40% stake and terminating our option agreement to buy an additional 20% in the Far Southeast asset in the Philippines. While the asset had been fully impaired in Gold Fields’ books, we received an upfront payment of US$1m together with a US$10m contingent consideration Other strategic investments include a 30.5% stake in Lunnon Metals, valued at A$16.6m at end-December 2024, and a 0.3% share in Mineral Resources valued at A$22.4m. GOLD FIELDS Integrated Annual Report 2024 82 About this report Who we are Maintaining good governance Our business and strategy Our commitment to responsible mining Our performance Assurance

Exploration continued Investment Commodity Gold Fields holding Value (31 Dec 2024) Status Hamelin Gold Gold 14.86% A$1.4m Hamelin Gold ramps-up West Tanami drilling – new gold zones and fresh targets Great Southern Mining Gold 4.67% A$0.9m A$15m JV to advance the Edinburgh Park project – new targets identified, drilling planned for H2 2025 Lefroy Exploration Gold 8.84% A$1.5m A 50/50 JV between Lefroy and Gold Fields owns land adjacent to our St Ives gold mine in Western Australia Killi Resources Gold 10.94% A$0.8m West Tanami JV – land access advanced, with A$13m (US$8.6m) earn-in underway and regional geophysics surveys completed Chakana Copper Gold, copper 17.18% C$0.9m Chakana Reshapes Soledad: drops Condor Concessions, focuses on high-grade targets Torq Resources Gold, copper 14.87% C$1.0m Torq Resources and Gold Fields finalise Santa Cecilia JV – up to US$48m investment for 75% stake; drilling started in February 2025 Tesoro Gold Gold 17.54% A$6.6m Gold Fields funding directed to regional exploration to uncover new targets at the El Zorro project Vior Inc (Associate) Gold 20.68% C$12.5m Belleterre Gold project accelerated with new leadership, US$4.9m funding, and high-grade gold discoveries Bonterra Resources Gold n/a n/a Drilling at the Qu&eacute;villon and Phoenix JV projects to earn up to 70%, for C$30m spend over three years targeting early-stage prospects to unlock Windfall district scale potential GOLD FIELDS Integrated Annual Report 2024 83 About this report Who we are Maintaining good governance Our business and strategy Our commitment to responsible mining Our performance Assurance

GOLD FIELDS Integrated Annual Report 2024 84Employees and stakeholders at our mines in Peru, South Africa and Ghana Independent Auditor’s Assurance Report on the Selected Sustainability Information in Gold Fields Limited Integrated Annual Report 85 Administration and corporate information 89 In this section Assurance About this report Who we are Maintaining good governance Our business and strategy Our commitment to responsible mining Our performance Assurance

Independent Auditor’s Reasonable Assurance Report on the Selected Sustainability Information in Gold Fields Limited Integrated Annual Report To the Directors of Gold Fields Limited We have undertaken a reasonable assurance engagement in respect of the selected sustainability information, as described below, and presented in the 2024 Integrated Annual Report of Gold Fields Limited (the ‘Company’, “Gold Fields” or “you”) for the year ended 31 December 2024 (the Report). This engagement was conducted by a multidisciplinary team including specialists with relevant experience in sustainability reporting. Subject Matter We have been engaged to provide a reasonable assurance opinion in our report on the following selected sustainability information, marked with a ‘RA’ on the relevant pages in the Report. The selected sustainability information described below have been prepared in accordance with the Company’s reporting criteria that accompanies the sustainability information on the relevant pages of the Report (the accompanying Company reporting criteria). Reasonable assurance Number Selected sustainability information Unit of measurement Boundary Page reference 1 Total CO2-equivalent emissions, Scope 1 – 2 ktCO2e Gold Fields Group 9, 59 2 Total CO2-equivalent emissions, Scope 3 ktCO2e Gold Fields Group 21, 59 3 Energy consumption PJ Gold Fields Group 8, 59, 60 4 Total CO2-equivalent emissions avoided from initiatives ktCO2e Gold Fields Group 59 5 Total energy saved from initiatives PJ Gold Fields Group 59 6 Reduction of absolute Scope 1 and 2 carbon emissions (carbon abatement) through renewable projects ktCO2e Gold Fields Group 68 7 Number of environmental incidents – Level 2 and serious incidents (Level 3 – 5) Number of incidents Gold Fields Group 57 8 Total water withdrawal GL Gold Fields Group 8, 62 9 Total water withdrawal per tonnes processed L/tonne Gold Fields Group 62 10 Freshwater withdrawal GL Gold Fields Group 62 11 Percentage of water recycled or reused Percentage Gold Fields Group 9, 21, 62, 68 12 Total water consumed (withdrawal – discharge) GL Gold Fields Group 62 13 Number of cases of Silicosis reported Number of cases Gold Fields Group 9, 42 14 Number of cases of Noise Induced Hearing Loss reported (NIHL) Number of cases Gold Fields Group 42 15 Number of cases of Malaria tested positive per annum (Ghana only) Number of positive cases West Africa 42 16 Number of South African and West African (Ghana) employees in the HAART programme (cumulative) Number of employees South Africa and West Africa 42 17 Percentage of South African and West African (Ghana) workforce on the voluntary counselling and testing (VCT) programme Percentage of workforce South Africa and West Africa 42 18 Total recordable injury frequency rate (TRIFR): Employees, Contractors, Total Rate Gold Fields Group 39 19 Serious injuries Number of serious injuries Gold Fields Group 7, 9, 39 20 Lost time injury frequency rate (LTIFR): Employees, Contractors, Total Rate Gold Fields Group 39 21 Near miss incidents Number of near miss incidents Gold Fields Group 39 22 Total socio-economic development (SED) spend USD Gold Fields Group 8, 24, 25, 46, 49 23 Host community workforce (number) Number (employees + contractors) Gold Fields Group 48 24 Percentage of host community workforce employment of total workforce Percentage Gold Fields Group 9, 21, 38, 48 25 Percentage of women employee representation as of 31 December 2024 Percentage Gold Fields Group 7, 9, 21, 38, 44, 68 26 Host community procurement spend (USD) and percentage of host community procurement spend (of total procurement spend) USD, percentage Gold Fields Group 9, 46, 48 27 Group Host Community Value Creation and Host Community Value Creation as a % of total value creation USD, percentage Gold Fields Group 8, 21, 25, 46, 47 28 Total value created and distributed (by country, stakeholder and total) USD Gold Fields Group 8, 9, 21, 24, 26, 47, 52 29 Whether Gold Fields’ assertions relating to the ICMM Subject Matters (Subject Matters 1 – 5) are fairly presented in the Report, in all material respects, in accordance with the reporting criteria Qualitative Gold Fields Group 3 30 Revolving Credit Facility (RCF) Requirement. Whether Gold Fields assertions relating to independent verification are fairly presented in the Report, in all material respects, in accordance with the reporting criteria. Qualitative Gold Fields Group 68 GOLD FIELDS Integrated Annual Report 2024 85 About this report Who we are Maintaining good governance Our business and strategy Our commitment to responsible mining Our performance Assurance

Independent Auditor’s Reasonable Assurance Report on the Selected Sustainability Information in Gold Fields Limited Integrated Annual Report continued Mining Charter Selected sustainability information Unit Boundary Page reference Employment equity HDSAs in management (in proportion to applicable demographics) made up of: Board: 50% black persons with exercisable voting rights, of which 20% must be black women Board: Percentage black persons South Deep 55 Board: Percentage black women South Deep 55 Executive/top management: 50% black persons of which 15% must be black women Exec: Percentage black persons South Deep 55 Exec: Percentage black women South Deep 55 Senior: 50% black persons of which 15% must be black women Senior: Percentage black persons South Deep 55 Senior: Percentage black women South Deep 55 Middle: 60% black persons of which 20% must be black women Middle: Percentage black persons South Deep 55 Middle: Percentage black women South Deep 55 Junior: 70% black persons of which 25% must be black women Junior: Percentage black persons South Deep 56 Junior: Percentage black women South Deep 56 Employees with disabilities: 1.5% as a percentage of all employees Disabilities: Percentage South Deep 56 Core/critical skills: 50% black persons Core skills: Percentage South Deep 56 GOLD FIELDS Integrated Annual Report 2024 86 About this report Who we are Maintaining good governance Our business and strategy Our commitment to responsible mining Our performance Assurance

Independent Auditor’s Reasonable Assurance Report on the Selected Sustainability Information in Gold Fields Limited Integrated Annual Report continued Inclusive procurement Unit Boundary Page reference Mining goods 70% of procurement spend on goods (excluding non-discretionary spend) must be on South African manufactured goods, proportioned as follows regarding the manufacturing: 21% by HDPs owned and controlled company Percentage procured from HDPs owned and controlled company South Deep 55 5% by women OR by young owned and controlled company Percentage women OR by young owned and controlled company South Deep 55 44% by BEE compliant company Percentage procured from BEE-compliant company South Deep 55 Mining services 80% of procurement spend on services (excluding non-discretionary spend) must be sourced from South African companies, proportioned as follows: 50% on HDPs owned and controlled company Percentage discretionary spend on HDPs owned and controlled company South Deep 55 15% on women owned and controlled company Percentage discretionary spend on women owned and controlled company South Deep 55 5% on youth owned and controlled company Percentage discretionary spend on youth South Deep 55 10% on BEE compliant company Percentage discretionary spend on BEE compliant company South Deep 55 Research and Development Research and Development budget spent of which 70% must be spent on SA-based R&D entities R-value of spend South Deep 55 We refer to this as the “selected sustainability information”. GOLD FIELDS Integrated Annual Report 2024 87 About this report Who we are Maintaining good governance Our business and strategy Our commitment to responsible mining Our performance Assurance

Independent Auditor’s Reasonable Assurance Report on the Selected Sustainability Information in Gold Fields Limited Integrated Annual Report continued Management’s responsibilities The Executive Vice President: Sustainability, representing management and Gold Fields Limited, is responsible for the selection, preparation and presentation of the selected sustainability information in accordance with the accompanying reporting criteria as set out at https:// www.goldfields.com/sustainability-performance.php (the “Reporting Criteria”). This responsibility includes: • the identification of stakeholders and stakeholder requirements, material issues, commitments with respect to sustainability performance, and • the design, implementation and maintenance of internal control relevant to the preparation of the Report that is free from material misstatement, whether due to fraud or error. Management is also responsible for determining the appropriateness of the measurement and reporting criteria in view of the intended users of the selected sustainability information and for ensuring that those criteria are publicly available to the Report users. Inherent limitations Non-financial performance information is subject to more inherent limitations than financial information, given the characteristics of the subject matter and the methods used for determining, calculating, sampling and estimating such information. The absence of a significant body of established practices on which to draw allows for the selection of different but acceptable measurement techniques which can result in materially different measurements and can impact comparability. Qualitative interpretations of relevance, materiality and the accuracy of data are subject to individual assumptions and judgements. The precision of different measurement techniques may also vary. Furthermore, the nature and methods used to determine such information, as well as the measurement criteria and the precision thereof, may change over time. In particular, where the information relies on carbon and other emissions conversion factors derived by independent third parties, or internal laboratory results, our assurance work will not include examination of the derivation of those factors and other third party or laboratory information. Our Independence and Quality Management We have complied with the independence and other ethical requirements of the Code of Professional Conduct for Registered Auditors, issued by the Independent Regulatory Board for Auditors’ (IRBA Code), which is founded on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behaviour. The IRBA Code is consistent with the corresponding sections of the International Ethics Standards Board for Accountants’ International Code of Ethics for Professional Accountants (including International Independence Standards). The firm applies the International Standard on Quality Management 1, Quality Management for Firms that Perform Audits or Reviews of Financial Statements, or Other Assurance or Related Services Engagements, which requires the firm to design, implement and operate a system of quality management, including policies or procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements. Our responsibility Our responsibility is to express a reasonable assurance opinion on the selected sustainability information based on the procedures we have performed and the evidence we have obtained. We conducted our assurance engagement in accordance with the International Standard on Assurance Engagements 3000 (Revised), Assurance Engagements other than Audits or Reviews of Historical Financial Information (ISAE 3000 (Revised)), and, in respect of greenhouse gas emissions, International Standard on Assurance Engagements 3410, Assurance Engagements on Greenhouse Gas Statements (ISAE 3410), issued by the International Auditing and Assurance Standards Board. These Standards require that we plan and perform our engagement to obtain reasonable assurance about whether the selected sustainability information are free from material misstatement. A reasonable assurance engagement in accordance with ISAE 3000 (Revised), and ISAE 3410, involves performing procedures to obtain evidence about the measurement of the selected sustainability information and related disclosures in the Report. The nature, timing and extent of procedures selected depend on the auditor’s professional judgement, including the assessment of the risks of material misstatement of the selected sustainability information, whether due to fraud or error. In making those risk assessments we have considered internal control relevant to the Company’s preparation of the selected sustainability information. A reasonable assurance engagement also includes: • Evaluating the appropriateness of quantification methods, reporting policies and internal guidelines used and the reasonableness of estimates made by the Company; • Assessing the suitability in the circumstances of the Company’s use of the applicable reporting criteria as a basis for preparing the selected sustainability information; and • Evaluating the overall presentation of the selected sustainability performance information. We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. Reasonable Assurance Opinion In our opinion and subject to the inherent limitations outlined elsewhere in this report, the selected sustainability information as set out in the Subject Matter paragraph above for the year ended 31 December 2024 are prepared, in all material respects, in accordance with the reporting criteria. Other Matters The maintenance and integrity of Gold Fields Limited’s website is the responsibility of Gold Fields Limited’s management. Our procedures did not involve consideration of these matters and, accordingly, we accept no responsibility for any changes to either the information in the Report or our independent assurance report that may have occurred since the initial date of presentation on Gold Fields Limited’s website. Restriction of liability Our work has been undertaken to enable us to express a reasonable assurance opinion on the selected sustainability information to the directors of the Company in accordance with the terms of our engagement, and for no other purpose. We do not accept or assume liability to any party other than the Company, for our work, for this report, or for the conclusion we have reached. We neither owe nor accept any duty to any third party, whether in contract or in delict (including without limitation, negligence and breach of statutory duty) or however otherwise arising, and shall not be liable, in respect of any loss, damage or expense of whatsoever nature which is caused by the third party’s usage of our Report. PricewaterhouseCoopers Inc. Director: Jameel Essop Registered Auditor Johannesburg, South Africa 27 March 2025 GOLD FIELDS Integrated Annual Report 2024 88 About this report Who we are Maintaining good governance Our business and strategy Our commitment to responsible mining Our performance Assurance

Administration and corporate information Gold Fields Limited Incorporated in the Republic of South Africa Registration number 1968/004880/06 JSE, NYSE, DIFX Share code: GFI Issuer code: GOGOF ISIN: ZAE000018123 Company Secretary Anr&eacute; Weststrate Tel: +27 11 562 9719 Fax: +27 86 720 2704 Email: anre.weststrate@goldfields.com Registered Office Johannesburg Gold Fields Limited 150 Helen Road Sandown Sandton 2196 Postnet Suite 252 Private Bag X30500 Houghton 2041 Tel: +27 11 562 9700 Office of the United Kingdom Secretaries London St James’s Corporate Services Limited Suite 31, Second Floor 107 Cheapside London EC2V 6DN United Kingdom Tel: +44 (0) 20 7796 8644 Email: general@corpserv.co.uk American depository receipts transfer agent Shareholder correspondence should be mailed to: BNY Mellon PO Box 43006 Providence RI 02940-3078 Overnight correspondence should be sent to: BNY Mellon 150 Royall Street, Suite 101 Canton, MA 02021 Email: shrrelations@cpushareownerservices.com Tel: 866 247 3871 Domestic Tel: 201 680 6825 Foreign Sponsor J.P. Morgan Equities South Africa Proprietary Limited 1 Fricker Road Illovo, Johannesburg 2196 South Africa Investor and media enquiries Jongisa Magagula Tel: +27 11 562 9775 Mobile: +27 82 562 5288 Email: jongisa.magagula@goldfields.com Thomas Mengel Tel: +27 11 562 9849 Mobile: +27 72 493 5170 Email: thomas.mengel@goldfields.com Transfer secretaries South Africa Computershare Investor Services Proprietary Limited Rosebank Towers 15 Biermann Avenue Rosebank Johannesburg 2196 Private Bag X9000 Saxonwold 2132 Tel: +27 11 370 5000 Fax: +27 11 688 5248 United Kingdom MUFG Corporate Markets (formerly Link Group) Central Square 29 Wellington Street Leeds, LSI 4 DL England Tel: +44(0) 371 664 0300 Calls are charged at the standard geographic rate and will vary by provider. Calls outside the United Kingdom will be charged at the applicable international rate. Lines are open between 09:00 and 17:30, Monday to Friday excluding public holidays in England and Wales. Email: shareholderenquiries@cm.mpms.mufg.com Listings JSE/NYSE/GFI Directors: YGH Suleman (Chairperson), MJ Fraser* (CEO), AT Dall (CFO)*, A Andani#, PJ Bacchus†, ZBM Bassa, MC Bitar@, TP Goodlace, SL McCrae&, JE McGill^, SP Reid^, PG Sibiya, CAT Smit South African unless otherwise stated. ˆAustralian, †British, &Canadian, @Chilean, #Ghanaian, *Executive director www.goldfields.com GOLD FIELDS Integrated Annual Report 2024 89 About this report Who we are Maintaining good governance Our business and strategy Our commitment to responsible mining Our performance Assurance

Creating enduring value beyond mining

Gold Fields	AFR-1
2024
Gold Fields Limited
Annual Financial
Report
Creating enduring value
beyond mining

AFR-2	Gold Fields
Gold Fields is a globally diversified gold producer with nine mines in
Australia, South Africa, Ghana, Peru and Chile and one project in
Canada. We have total attributable annual gold-equivalent production of 2.07Moz, proved and probable gold Mineral Reserves of 44.3Moz, measured and indicated gold Mineral Resources of 30.4Moz (excluding
Mineral Reserves) and inferred Gold Mineral Resources of 11.6Moz
(excluding Mineral Reserves). Our shares are listed on the
Johannesburg Stock Exchange (JSE) and our American depositary shares trade on the New York Exchange (NYSE).
Notes
The audited financial statements for
the year ended 31 December 2024
were prepared by the corporate
accounting staff of Gold Fields
headed by Tzvet Ilarionova, the
Group Financial Controller.
This process was supervised by
Alex Dall, the Group’s Chief
Financial Officer (CFO).

Send us your feedback
We value your feedback on our reporting
suite. To support our efforts to report on
the issues our stakeholders care about,
please provide any feedback and questions
to investors@goldfields.com or
sustainability@goldfields.com. You can also
visit www.goldfields.com and download
the feedback form.

Further information available online

Further reading available within this report

Gold Fields	AFR-3
Statement of responsibility by the Board of Directors
The directors are responsible for the preparation, integrity and fair presentation of the Annual Financial Statements ("AFS") of Gold Fields
Limited (Gold Fields) and its subsidiaries (together referred to as the Group or the Company), comprising the Consolidated Statement of
Financial Position at 31 December 2024, the Consolidated Income Statement and Consolidated Statement of Comprehensive Income,
Changes in Equity and Cash-Flows for the year then ended, the accounting policies and the notes to the Consolidated Financial
Statements, as well as the Directors’ Report. These financial statements presented on p14 – 140 were prepared in accordance with the
IFRS® Accounting Standards and the requirements of the South African Companies Act No 71 of 2008, as amended (Companies Act), the
JSE Limited Listings Requirements and include amounts based on judgements and estimates made by management.
The directors consider that, in preparing the financial statements, they have used the most appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, and that all IFRS Accounting Standards they consider to be applicable have been followed. The directors are satisfied that the information contained in the AFS fairly presents the results of operations and cash-flows for the year and the financial position of the Group at year-end. The directors also prepared the other information included in the Annual Financial Report ("AFR") and are responsible for both its accuracy and its consistency with the financial statements.
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
The directors are also responsible for the controls over and the security of the website and, where applicable, for establishing and controlling the process for electronically distributing annual reports and other financial information to shareholders and to the Companies and Intellectual Property Commission ("CIPC").
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
The Group’s external auditors, PricewaterhouseCoopers Inc (PwC), audited the financial statements, and their report is presented on
p49 – 51.
Approval of consolidated annual financial statements
Gold Fields’ consolidated AFS, as identified in the first paragraph, were approved by the Board of Directors (Board) on 27 March 2025 and are signed on its behalf by:
Mike FraserAlex Dall
Chief Executive OfficerChief Financial Officer
Authorised directorAuthorised director

AFR-4	Gold Fields
Company Secretary’s Certificate
In terms of section 88(2)(e) of the Companies Act, I certify that the Company has lodged with the CIPC all such returns required to be lodged by a public company in terms of the Companies Act, and that all such returns are true, correct and up to date.
Anré Weststrate
Company Secretary
27 March 2025

Gold Fields	AFR-5
Chief Executive Officer and Chief Financial Officer Responsibility
Statement
In terms of section 3.84(k) of the JSE Listings Requirements, the directors, whose names are stated below, hereby confirm that:
a.The AFS set out on p52 – 140 fairly present in all material respects the financial position, financial performance and cash-flows of the issuer in terms of IFRS Accounting Standards;
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
f.We are not aware of any fraud involving directors.

Mike FraserAlex Dall
Chief Executive OfficerChief Financial Officer

AFR-6	Gold Fields
Audit Committee Report
for the year ended 31 December 2024
Introduction
We are pleased to present the Audit Committee (the "Committee") report for the year ended 31 December 2024.
Composition and meetings
The members of the Gold Fields’ Audit Committee were appointed by our shareholders at the AGM on 31 May 2024. At the AGM, Ms PG
Sibiya was re-elected Chairperson of the Audit Committee while Messrs A Andani, PJ Bacchus and CAT Smit were re-elected as members of the Committee. On 2 August 2024, Ms ZBM Bassa, a newly appointed Non-executive Director of the Gold Fields Board, also joined the
Audit Committee.
Details of the number of meetings held during the year, as well as the attendance thereof by Committee members, are on p16 of the
Governance and Remuneration Report ("GRR"). The Gold Fields’ Board continues to believe that, as a collective, the Committee members have the necessary skills to carry out their duties effectively and with due care.
Responsibilities
The Committee has certain reporting responsibilities to both the shareholders and the Board and is accountable to them. Its duties, as set out in the Committee Terms of Reference, are reviewed annually and incorporate the Committee’s statutory obligations as set out in the
Companies Act, King IV, and paragraph 3.84(g) of the JSE Listings Requirements (South Africa), as well as the New York Stock Exchange
Standards related to Listed Company Audit Committees and the Securities and Exchange Act 1934 (USA). A work plan is approved every year, encompassing all these duties, and progress is continuously monitored to ensure these obligations are fulfilled by the Committee.
Among other things, the Committee monitors and reviews:
•The preparation of the Annual Financial Statement ("AFS") in the Annual Financial Report ("AFR"), ensuring fair presentation and compliance with IFRS Accounting Standards and the Companies Act, and recommending same to the Board for approval;
•The integrity of the Integrated Annual Report ("IAR") and Form 20-F by ensuring its content is reliable and includes all relevant operational, financial and other non-financial information, risks and other relevant factors;
•Together with the Board, quarterly, interim and other shareholder-specific financial information;
•Filing of the Form 20-F with the US SEC;
•Accounting policies of the Group and proposed revisions, and significant and unusual transactions, estimates and accounting judgements;
•The effectiveness of the internal control environment;
•The effectiveness and independence of both the internal and external audit functions;
•The effectiveness of the Company's Sarbanes-Oxley Act ("SOX") controls;
•The effectiveness of the Group's financial risk management;
•Recommendation of financial restatements to the Remuneration Committee in line with the Group's incentive-based Remuneration
Clawback Policy;
•The recommendation and appointment of Gold Fields’ external auditors, and approves their remuneration, reviews the scope of their audit, their reports and findings, and pre-approves non-audit services in line with Company policy;
•JSE attestation and the evaluation of the performance of the CFO;
•The adequacy and effectiveness of the Group’s enterprise-wide risk management policies, processes and mitigating strategies;
•The governance of information communication technology ("ICT") and the effectiveness of the Group’s information systems;
•The cash/debt position of the Group to determine whether the going concern basis of reporting is appropriate;
•The combined assurance model, and provides independent oversight of the effectiveness of the Group’s assurance functions and services, with particular focus on combined assurance arrangements;
•Compliance with applicable legislation, regulations and applicable rules, codes and standards;
•Compliance with the Company’s Code of Conduct;
•Compliance with policies and procedures relating to Anti-Money Laundering ("AML") and Combating of Financing of Terrorism ("CFT");
•Approval of hedging activities as and when mandated by the Board (none in 2024); and
•Consideration of ad-hoc matters relating to regulatory requirements.
Key audit matters
The Committee considered the appropriateness of key audit matters reported in the external auditor’s report and considered the significant areas requiring the use of management estimates and assumptions. These are detailed in note 1 to the accounting policies
(p52 – 72). Management presented position papers to the Committee for approval detailing the accounting treatment and related accounting implications for significant transactions, which included estimates and assumptions used, the external sources and experts consulted, and the basis on which they were applied in the calculations.

Key audit matter	How the Committee addressed the matter

Accounting for the acquisition of Osisko Mining Incorporated	Reviewed the accounting for the acquisition of Osisko Mining Incorporated and the related purchase price allocation thereof.

Gold Fields	AFR-7
Key focus areas in 2024
External audit
The Committee is responsible for recommending the appointment or reappointment of a firm of external auditors to the Board which, in turn, recommends the appointment to shareholders. Upon this recommendation, the Committee is responsible for determining whether the designated appointee firm and audit partner have the necessary independence, experience, qualifications and skills, and that the audit fee is appropriate.
An external audit fee of R70.9 million (US$4.2 million) for 2024 was approved, as well as R7.9 million (US$0.4 million) for other fees.
The Committee reviewed the annual external audit strategy plan and budget at its meeting on 20 August 2024, including the scope, materiality levels and significant risk areas, and established that the approach would appropriately support the management of organisational risks, as well as applicable regulatory changes and requirements. The audit plan forms the basis of providing the
Committee with the necessary assurances on risk management, including the effectiveness of the internal control and IT governance environment. The plan was approved by the Committee.
PwC had direct access to the Committee throughout the year and met with the Chairperson of the Committee before each meeting and, when required, on an ad hoc basis. PwC reported to the Committee at each quarterly meeting, as well as at the year-end meeting. In addition, the Committee regularly met with PwC separately without the management team present. The Committee is satisfied that PwC is independent of the Group.
During the year, the Committee reviewed the quality and suitability of the external auditor's work focusing on internal quality control procedures, and in particular external reviews performed by audit Regulators on the firm and the lead engagement partner. The Audit
Committee reviewed reports from PWC relating to quality assessment reviews undertaken internally and by the Independent Regulatory
Board for Auditors ("IRBA") and the Public Company Accounting Oversight Board ("PCAOB"), including remediation plans to address findings, as necessary. There are no significant matters to report to the shareholders. The Committee concluded the work of the external auditor was satisfactory.
Internal audit
Gold Fields Internal Audit ("GFIA") is an independent department within the Company, headed by a Vice President Internal Audit ("VP IA")
who is appointed by the Committee. The VP IA reports directly to the Committee and has direct access to the Chairperson and members of the Committee, as well as the Board Chairperson. The Committee Chairperson meets with the VP IA once per quarter and on an ad hoc basis, as required. The VP IA also meets with the Committee, without management, at least annually and whenever deemed necessary by either the VP IA or the Committee.
The Committee is satisfied that the resources available to GFIA, along with the skills and experience of the department, will allow the team to fulfil its mandate.
The Committee determines the purpose, authority and responsibility of GFIA in an Internal Audit Charter, which is reviewed and approved annually. The Committee assesses the performance of GFIA every year. GFIA operates in accordance with the International Standards for the Professional Practice of Internal Auditing as prescribed by the Institute of Internal Auditors. The internal audit activities carried out during the year were identified through a combination of the Gold Fields risk management framework, which includes the combined assurance framework, and the risk-based methodologies adopted by GFIA. The Committee approves the annual internal audit assurance plan presented by GFIA and monitors progress against the plan reported to the Committee each quarter. GFIA ensured that its framework is aligned with the Committee of Sponsoring Organizations of the Treadway Commission’s ("COSO") 2013 internal control framework.
The Group’s internal control systems are designed to provide reasonable assurance on the maintenance of proper accounting records and the reliability of financial information. It also covers operational areas, compliance with the Gold Fields Code of Conduct and sustainability records. These systems are monitored by GFIA, and its findings and recommendations are reported to the Committee and senior management.
GFIA reports identify deficiencies to the Committee every quarter, together with recommended remedial actions, which are then followed up on to ensure the necessary action has been taken.
GFIA provided the Committee with a written assurance statement on the adequacy and effectiveness of governance, risk management and controls. No significant events occurred, nor have any been brought to GFIA’s attention, to believe that governance, risk management and the control environment are inadequate or ineffective.

AFR-8	Gold Fields
Audit Committee Report continued
for the year ended 31 December 2024
Information communication and technology governance
ICT governance remains a key focus area for the Group, the responsibility of which was delegated to the Committee by the Board. The
Committee also works with the Risk Committee on related ICT matters.
Gold Fields’ ICT Charter defines the overall direction and governance for ICT across the Group. The VP ICT is responsible for executing
ICT governance procedures in line with this Charter, and reports to the Committee at each meeting. The Committee reviews this report, which includes the results of all review and testing conducted by management and GFIA.
Gold Fields adopted the Control Objectives for Information and Related Technology ("COBIT") as a governance framework, and regular assessments are conducted to determine the maturity of ICT governance processes. Areas of ICT risks across the Group were defined as part of the Group’s overall risk management framework, and formal policies and procedures are documented and updated regularly for these areas.
Given the nature of cybersecurity and the rising global cyber risk, cybersecurity is a key component of the Group’s ICT governance and risk agenda. Gold Fields further enhanced its cybersecurity management controls by achieving the ISO 27001 information security management system certification for all its mines and corporate offices, with the exception of our offices and operation in Chile and
Canada.
The ICT Governance, Risk, Architecture, Standards, and Security Compliance ("GRASSC") Committee is responsible for ensuring compliance and adherence to the Group’s ICT policies and procedures. The ICT GRASSC Committee reviews compliance to the governance framework quarterly and recommends improvements as appropriate.
Chief Financial Officer
The Committee evaluated the expertise and performance of the CFO, Mr AT Dall, who acted as Interim CFO after the retirement of Mr PA
Schmidt in April 2024 and was appointed permanent CFO on 1 March 2025. The Committee is satisfied that Mr AT Dall has the appropriate expertise to carry out his duties as CFO of the Company and the Group and is supported by highly qualified and competent senior staff. This conclusion is supported by input from both internal and external auditors.
Going concern
After having duly considered the Group’s solvency and liquidity position, the Board has a reasonable belief that the Group will continue as a going concern for the foreseeable future.
Group compliance governance
The Committee is also responsible for monitoring compliance governance for the Group – a key focus area for the Board and management as a whole.
The Group has a detailed, systematic and risk-based framework in place. The framework is applied to identify all laws, regulations and adopted, rules, codes and standards applicable to Gold Fields in all jurisdictions in which the Group operates. Updates on regulatory changes are identified on a monthly basis and internally assessed for application and impact. The assessment of potential and/or actual risk exposure of non-compliance regarding the identified applicable instruments per jurisdiction, includes potential exposure to financial loss, as well as operational and reputational risks, and the adequacy of recorded controls. Mitigating controls designed to manage the risks are identified, documented and maintained proactively. GFIA carries out a review of the effectiveness (in terms of design and operating effectiveness) of the controls and reports on the level of compliance.
All active suppliers and contractors are screened on a monthly basis based on an array of predefined risk criteria, including adverse media exposure. A screening risk calculator is applied to those assessed entities, based on the outcome of the screening due diligence.
Eliminatory or mitigating measures are identified and implemented as required.
Apart from conducting screening due diligence, the Committee also oversees the engagement with, and commitments made, to external stakeholders.
The Committee also ensures Gold Fields’ Code of Conduct is effective and implemented diligently throughout the Group.

The Code is available on the Gold Fields website at www.goldfields.com/code-of-conduct.php
The Committee is also responsible for ensuring all calls to the Gold Fields hotline – administered by an independent external party – are proactively dealt with. The Chairperson of the Committee, together with GFIA, are custodians of the reporting and investigation procedure and, where appropriate, will make use of external advisors and experts to investigate reporting matters. The number and nature of these calls are reported at the quarterly Committee meetings. The details of the investigations, including details on any action taken, are also reported to the SET Committee.
The Group’s Risk Committee deals with Group operational and financial risks, as well as the requisite reporting as required annually. While there is ongoing interaction between the Risk and Audit Committees, the management of financial risk remains a key focus of the
Committee, management and GFIA. Gold Fields’ Group risk disclosures are on p28 – 36 of the IAR.

Gold Fields	AFR-9
Combined assurance
The Committee reviewed the Group’s progress with the development and implementation of a formalised combined assurance model.
The Committee is satisfied with:
•The appropriateness of the design and effectiveness of the combined assurance model applied by the Group;
•The levels of assurance and mitigating actions taken to be able to conclude on the appropriateness of the assurance obtained; and
•The results of the combined assurance plan and coverage at year-end.
The combined assurance model provides an effective basis for the Committee to conclude that the following objectives were met:
•Enabling an effective control environment;
•Supporting the integrity of information used for internal decision making; and
•Supporting the integrity of external reports.
Internal control statement
As part of its US listing, Gold Fields has to comply with the requirement of the Sarbanes-Oxley Act of 2002 (US), which requires management to establish and maintain adequate internal control over financial reporting using a recognised internal controls framework.
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
Annual financial report and other reports
The Committee considered and discussed the Annual Financial Report ("AFR"), the Governance and Remuneration Report ("GRR") and the
IAR with both management and the external auditors.
During this process, the Committee:
•Reviewed the AFS included in the AFR for consistency, fair presentation and compliance with IFRS Accounting Standards;
•Evaluated significant estimates and judgements and reporting decisions;
•Reviewed the documentation supporting the going concern basis of accounting and concluded that it is appropriate;
•Evaluated the material factors and risks that could impact the AFR and IAR;
•Evaluated the completeness of the financial and sustainability disclosures;
•Evaluated subsequent events and their impact on the financial statements up to the date of this report;
•Discussed the treatment of significant and unusual transactions with management and the external auditors; and
•Reviewed and discussed the sustainability information disclosed in the IAR and based on these discussions, is satisfied that the information is reliable.
The Committee considers that the AFR, GRR and the IAR comply with the statutory requirements of the various regulations governing disclosure and reporting in all material respects, and that the AFS comply in all material respects with the Companies Act and IFRS
Accounting Standards.
The Committee recommended to the Board that the AFS included in the AFR be adopted and approved.
Looking ahead to 2025
The Committee will continue its focus on:
•Ensure effective functioning of the Group’s financial systems and processes and financial control environment;
•Audit quality and independence;
•Evaluate significant estimates and judgements and reporting decisions;
•Future changes to accounting standards, legislation and other regulations impacting reporting;
•Monitor and implement further improvements to the integrated combined assurance model; and
•Integration of Windfall in the Group’s reporting and SOX environment.
Philisiwe Sibiya
Chairperson: Audit Committee
27 March 2025

AFR-10	Gold Fields
Directors’ report
The directors have pleasure in submitting their report and the AFS of the Group for the year ended 31 December 2024.
Review of operations
The activities of the various Gold Fields operations are detailed in our 2024 IAR.
Financial results
The information on the financial position of the Group for the period ended 31 December 2024 is set out on p52 – 173 of this AFR.
The income statement for the Group shows a profit attributable to owners of the parent from continuing operations of US$1,245m for the year ended 31 December 2024, compared with a profit attributable to owners of the parent from continuing operations of US$722m for the year ended 31 December 2023.
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
As at 31 December 2024, the Company had in issue, through The Bank of New York Mellon (BNY Mellon) on the NYSE, 180,901,758
(31 December 2023: 201,570,395) American Depository Receipts (ADRs). Each ADR is equal to one ordinary share.
Directorate
Composition of the Board
The Board currently consists of two executive directors and eleven NEDs.
Rotation of directors
Directors retiring in terms of the Company’s MoI are Ms ZBM Bassa, Ms SL McCrae, Ms MC Bitar, Ms JE McGill and Mr A Andani, all of
whom are eligible and offer themselves for re-election. In February 2025, Gold Fields announced that two non-executive directors, Steven
Reid and Peter Bacchus, will retire as directors of the Board at the Company’s AGM in May 2025.
The boards of Gold Fields’ various subsidiaries comprise some of the executive officers and one or both of the executive directors, where appropriate, as well as NEDs of the Group.
Directors’ and officers’ disclosure of interests in contracts
During the year under review, no contracts were entered into in which directors or officers of the Company had an interest, and which significantly affected the business of the Group.
For the year ended 31 December 2024, the directors’ beneficial interest in the issued share capital and listed share capital of the
Company (see adjacent table) was approximately 0.05%. No one director individually exceeded 1% of the issued share capital or voting control of the Company.

Gold Fields	AFR-11

Share ownership of directors and executive officers
	Beneficial
	Direct[1]		Indirect[2]
	31-Dec-24	31-Dec-23	31-Dec-24	31-Dec-23

Current directors
Y Suleman	—	—	—	—
S Reid	1,000	1,000	—	—
P Bacchus	—	—	—	—
A Andani	—	—	—	—
T Goodlace	—	—	—	—
P Sibiya	—	—	—	—
J McGill	—	—	—	—
C Smit	—	—	—	—
Z Bassa	—	—	—	—
S McCrae	—	—	—	—
C Bitar	—	—	—	—
M Fraser	—	—	—	—
Former directors
P Schmidt	—	104,867	—	—
Current prescribed officers
B Mokoatle[3]	20,373	9,796	—	—
M Preece[4]	395,240	324,544	—	—
L Rivera	58,665	58,665	—	—
K Carter[5]	8,220	—	12,924	—
J Magagula	—	—	—	—
F Swanepoel	—	—	—	—
C Gratias[6]	20,000	—	—	—
A Dall	—	—	—	—
G Lotz	—	—	—	—
J Ricciardone	—	—	—	—
M Steyn	—	—	—	—
Former prescribed officers
N Chohan	—	380,388	—	—
S Mathews	—	11,500	—	—
R Bardien	—	28,797	—	—
J Mortoti	—	—	—	—
Total	503,498	919,557	12,924	—
1Direct ownership – shares owned outright; includes personal investment shares. Subject to tax gross-up at top marginal rate of individual taxation for minimum shareholding requirement purposes.
2Indirect ownership – restricted MSR shares pledged from performance shares granted under the LTI plan and held in escrow. Not grossed-up for tax.
3Mr Mokoatle retained 10,577 ordinary shares from his vesting settlement during 2024 increasing his direct beneficial holding from 9,796 GFI ordinary shares at 31 December 2023 to 20,373 GFI ordinary shares at 31 December 2024.
4Mr Preece retained 70,696 ordinary shares from his vesting settlement during 2024 increasing his direct beneficial holding from 324,544 GFI ordinary shares at 31 December 2023 to 395,240 GFI ordinary shares at 31 December 2024.
5Ms Carter acquired and holds 8,220 GFI ordinary shares at 31 December 2024 and deferred 12,924 GFI ordinary shares from her vesting settlement in 2024 currently held in escrow.
6Mr Gratias acquired and holds 20,000 GFI American Depository Rights on the NYSE at 31 December 2024.
Related-party information is disclosed in note 43 of the AFR.
Save as disclosed on the Stock Exchange News Services on 7 February 2025 and 20 February 2025, there are no changes in the directors’ interests occurring between the end of the financial year and the date of approval of the AFR.

AFR-12	Gold Fields
Directors’ report continued
Financial affairs
Dividend Policy
The Company’s Dividend Policy is to declare an interim and final dividend of 30% – 45% of normalised earnings. On 20 February 2025, the Company declared a final cash dividend number 101 of 700 South African cents per ordinary share (2024: 420 South African cents) to shareholders reflected in the register of the Company on 11 March 2025. This dividend was paid on 17 March 2025. The dividend resulted in a total dividend of 1,000 South African cents per share for the year ended 31 December 2024 (2023: 745 South African cents), with the final dividend being accounted for in 2025.
Borrowing powers
In terms of the provisions of section 19(1) of the Companies Act, read together with clause 4 of the Company’s MoI, the borrowing powers of the Company are unlimited. As at 31 December 2024, the Company’s borrowings totalled US$2,496m, compared with total borrowings of US$1,237m at 31 December 2023.
Capital expenditure
Capital expenditure (capex) for the year ended 31 December 2024 amounted to US$1,183 million compared with US$1,055 million for the year ended 2023. Estimated capex for 2025 is US$1,490 million – US$1,550 million and is intended to be funded from internal sources and, to the extent necessary, borrowings.
Significant announcements in 2024
Fatal incident at South Deep
1 January 2024
Gold Fields announces that a fatal incident occurred at the Company's South Deep mine. An employee at the mine is fatally injured underground in an incident involving trackless mining equipment.
Gold Fields completes divestment of Asanko stake
5 March 2024
Gold Fields completes the sale of it 45% effective interest in the Asanko Gold Mine in Ghana to Galiano Gold for gross proceeds of
US$170m plus a 1% net smelter royalty on future production from the Nkran deposit. The proceeds include 28.5m Galiano shares.
Gold Fields invests in St Ives microgrid
11 March 2024
The Board of Gold Fields approves the go-ahead for the A$296m (US$195m) renewables project at the St Ives mine in Western Australia.
The project, which will use wind and solar power, is the largest in the Gold Fields portfolio to date, and will provide 73% of the mine's electricity requirements. It is planned to be operational in 2026.
First gold produced at Salares Norte
2 April 2024
Gold Fields announces that it has started production at its Salares Norte mine in Chile with the pouring of its first gold-silver doré on 28
March 2024. This represents a significant milestone for the company, which has taken the project from discovery, through exploration and development to production over the past 13 years.
Fatal incident at St Ives
23 April 2024
An employee of a sub-contractor at Gold Fields' St Ives mine in Western Australia is fatally injured in a mobile equipment related incident at a construction site on the mine.
Paul Schmidt retires as Gold Fields CFO
30 April 2024
The Board of Gold Fields announces the retirement of its CFO Paul Schmidt with effect from 30 April 2024. Alex Dall is appointed Interim
CFO from 1 May 2024, but does not become an executive director.
Gold Fields revises guidance for Salares Norte and Group
13 June 2024
Due to persistent and adverse weather conditions in northern Chile, Gold Fields announces a downward revision of production guidance at Salares Norte from the previously indicated gold-equivalent ounces range of 220koz – 240koz to 90koz – 180koz. Guidance is subsequently - on 23 August - revised further downwards to 40koz - 50koz. Due to the Salares Norte production revision, Gold Fields revises 2024 Group production guidance from 2.33Moz - 2.43Moz to 2.20Moz – 2.30Moz and subsequently to 2.05Moz - 2.15Moz.
PIC raised shareholding in Gold Fields
18 June 2024
The South African state-owned Public Investment Corporation (PIC) acquires additional shares in Gold Fields, taking its shareholding to
20.1% and making it the largest shareholder in the Company.
Gold Fields appoints two new directors to the Board
2 August 2024
The Board of Gold Fields announces the appointments of Shannon McCrae and Zarina Bassa as Non-Executive Directors to the
company’s Board.
Gold Fields signs native title agreement for St Ives
7 August 2024
Gold Fields and the Ngadju Native Title Aboriginal Corporation, a representative body for the Ngadju People, sign an historic Native Title
Agreement for the St Ives mine in Western Australia.

Gold Fields	AFR-13
Gold Fields Ghana Foundation opens T&A Stadium
16 August 2024
The Gold Fields Ghana Foundation hands over the refurbished Tarkwa & Abosso Stadium in Tarkwa in the country’s Western Region to the National Sports Authority. The rehabilitation work on the stadium to a 8,000 seater world-class stadium started in January 2020 and was completed in June 2024 at a cost of US$16.2m.
Gold Fields completes acquisition of Osisko Mining
28 October 2024
Gold Fields completes the acquisition of Osisko Mining, which consolidates Gold Fields’ 100% ownership of the Windfall Project and the extensive surrounding exploration camps in Québec, Canada. Gold Fields pays C$1.93bn (US$1.39bn) net of cash received using cash on hand, undrawn debt facilities and a US$750m liquidity facility.
Gold Fields, AngloGold Ashanti provide update on proposed Tarkwa/Iduapriem JV
7 November 2024
Gold Fields and AngloGold Ashanti announce that they did not manage to secure final government approval of their proposed joint venture between Gold Fields' Tarkwa mine and AngloGold Ashanti's neighbouring Iduapriem mine, despite constructive engagement with the government. Negotiations with a new government commence in February 2025.
Going concern
Gold Fields’ AFS were prepared using appropriate accounting policies, supported by reasonable judgements and estimates. The directors have reasonable belief that the Company and Group have adequate resources to continue as a going concern for the foreseeable future.
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
Environmental obligations
The Company’s total gross closure liability for environmental rehabilitation costs amounted to US$641m at 31 December 2024 compared with
US$598m at 31 December 2023. The regional gross closure liabilities are as follows:
•Australia: US$229m
•South Africa: US$43m
•Ghana: US$119m
•Chile: US$48m
•Peru: US$194m
•Canada: US$8m
The funding methods used by each region to make provision for the mine closure cost estimates are:
•Australia – self-funding, using existing cash resources
•South Africa – contributions into environmental trust funds and guarantees
•Ghana – reclamation security agreement bonds underwritten by banks and restricted cash
•Chile – bank guarantees
•Peru - bank guarantees and cash resources
•Canada - bank guarantees
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
Auditors
The Audit Committee has recommended to the Board that PwC be re-appointed as the external auditors of the Company, until the
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
A Management’s Discussion and Analysis of the Financial Statements for the years ended 31 December 2023 and 2022 has been omitted from the Gold Fields Limited 2024 Form 20-F, but may be found in the Management’s Discussion and Analysis of the Financial Statements
of the Gold Fields Limited 2023 Form 20-F, filed with the SEC on 28 March 2024, which is available free of charge on the SEC’s website at www.sec.gov and our website at www.goldfields.com.
Overview
Gold Fields is a significant producer of gold and a major holder of gold reserves and resources in South Africa, Ghana, Australia and Peru.
In Peru, Gold Fields also produces copper. In Chile, Gold Fields produces silver and gold. Gold Fields is primarily involved in underground and surface gold and surface copper mining and silver from 2024 and related activities, including exploration, extraction, processing and smelting.
In 2024, the South African, Ghanaian, Peruvian, Australian and Chilean operations produced 13%, 31%, 8%, 46% and 2% of its total gold production, respectively.
Gold Fields’ economic interest in the South Deep mine in South Africa is 96.43%. Gold Fields also owns a 100% of the St Ives, Agnew,
Granny Smith mines and 50% of the Gruyere gold mine in Australia, 90.0% of the Tarkwa and Damang mines in Ghana, 99.5% of the Cerro
Corona mine in Peru, 100% of the Salares Norte mine in Chile and 100% of the Windfall Project in Canada.
Salares Norte
Salares Norte (100% owned) was adversely impacted by the early onset of winter conditions during 2024. After producing first gold and commencing ramp-up of the plant at the end of March 2024, the processing plant was impacted by severe winter conditions in mid-April
2024, causing freezing of material in the circuit.
The planned production ramp-up was subsequently put on hold with much of the winter period (Q2 and Q3 2024) spent unfreezing and purging material in the primary circuit. Installation of by-pass circuits early in the winter ensured that the main components of the plant could continue to run and circulate solution, while the main circuit was being cleaned.
The Salares Norte team was able to safely recommence the ramp-up at the end of September 2024. Despite experiencing a late snow event in early October 2024, the ramp-up has continued in line with the plan, with commercial levels of production set to be achieved in
Q2 2025. Steady state throughput on a monthly basis is expected in Q4 2025.
Salares Norte produced 45koz-eq at AISC US$1,901/oz-eq in Q4 2024. 2025 gold-equivalent production is expected to be between
325koz-eq and 375koz-eq at AISC of US$975/oz-eq to US$1,125/oz-eq, with 2026 set to be the first full year of steady-state production in which the mine is expected to produce between 550koz-eq and 580koz-eq at AISC of US$825/oz-eq to US$875/oz-eq.
We also made good progress with the capture and relocation of chinchillas during Q4 2024. The programme was reinstated on 3 October
2024, following the expiry of the urgent and transitional measure (MUT) issued by Chile’s Superintendence of Environment (SMA), which ordered the suspension of dismantling activities at Rockery Area No 3.
During November 2024, one chinchilla was successfully captured and relocated from Rockery Area No 3. After no further chinchilla sightings, dismantling of Rockery Area No 3 commenced in December 2024 and was completed in early January 2025. As a result, the area demarcated for waste material from the Brecha Principal orebody is now clear of any identified chinchilla habitats and placement of waste in the area has commenced.
Osisko acquisition
In October 2024, Gold Fields completed a transaction to acquire 100% of the outstanding shares of Osisko Mining, paying C$2.02 billion
(US$1.45 billion) net of cash received, in settlement of the transaction.
The transaction consolidates 100% ownership of the Windfall Project and its entire exploration district (c.2,500km2) in Québec, Canada. It also eliminated our obligation of a C$300 million deferred cash payment and the C$75 million exploration commitment, which formed part of the original JV agreement on the Windfall Project.
Focus for the project is obtaining the required environmental approvals to support full scale construction and mining, which we expect to receive in H2 2025. We are also progressing the engineering work required ahead of a final investment decision expected in Q1 2026.
Construction of the processing plant is expected to take approximately 18 to 24 months, which is expected to result in first production in
2028, this being the first year of meaningful contribution from Windfall. At steady state, Windfall is expected to add 300koz per annum  to
Gold Fields’ production profile at an AIC and AISC that is materially lower than the Group average, improving our position on the industry cost curve.
Tarkwa/Iduapriem JV in Ghana
Despite constructive engagement with the Government of Ghana following the announcement of the proposed joint venture in March
2023, the requisite approvals by the Government for the proposed JV between Tarkwa and the neighbouring Iduapriem mine have not yet been obtained. Following the recent national elections, Gold Fields and AngloGold Ashanti are working to engage the new
Government on the potential joint venture.
Gold Fields and AngloGold Ashanti continue to believe that a combination of Tarkwa and Iduapriem into a single managed entity is compelling, given that it is anticipated to extend life of mine, increase production and lower costs, thereby creating value for all stakeholders. Whilst working to obtain approval for the joint venture, we continue to pursue improvements to Tarkwa.

Gold Fields	AFR-15
Reserves
As of 31 December 2024, Gold Fields reported attributable proved and probable gold, silver and copper reserves of approximately
44 million ounces (2023: 45 million ounces) of gold, 271 million pounds (2023: 336 million pounds) of copper and 46 million ounces (2023:
42 million ounces) of silver.
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
financial position, changes in equity, results of operations or cash flows. In addition, these measures may not be comparable to similarly titled measures used by other companies. The following table sets out the Non-IFRS financial measures disclosed throughout the AFR and where they are reconciled to IFRS Accounting Standards:

Non-IFRS measure	Purpose of measure	Reference to where reconciled to IFRS Accounting Standards

All-in sustaining costs (“AISC”)	Intended to provide transparency into the costs associated with producing and selling an ounce of gold.	p15
All-in costs (“AIC”)	Intended to provide transparency into the costs associated with producing and selling an ounce of gold (including growth capital).	p15
Adjusted EBITDA	Used in the ratio to monitor the capital of the Group.	p41 and p131
Net debt
Net debt (excluding lease liabilities)
Net debt to adjusted EBITDA
Adjusted free cash flow	Used to measure the cash generated by the core business.	p40
Adjusted free cash flow from operations	Used to measure the cash generated by the core business.	p40
Sustaining and non-sustaining capital expenditure	Used in the determination of AISC and AIC.	p16
Normalised profit attributable to owners of the parent and normalised profit per share attributable to owners of the parent	Forms the basis of the dividend pay-out policy.	p33

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
The tables on the following pages set out a reconciliation of Gold Fields’ cost of sales before gold inventory change and amortisation and depreciation, as calculated in accordance with IFRS Accounting Standards (refer to the consolidated financial statements), to its AISC and AIC net of by-product revenues per ounce of gold sold for 2024 and 2023. The following tables also set out AISC and AIC gross of by-product revenue on a gold equivalent ounce basis for 2024 and 2023.

AFR-16	Gold Fields
Management’s discussion and analysis of the financial statements continued

	United States Dollar
			AISC and AIC, net of by-product revenue per ounce of gold
				For the year ended 31 December 2024
Figures in millions unless otherwise stated	South Deep	Tarkwa	Damang	St Ives	Agnew	Granny Smith	Gruyere 50%	Cerro Corona	Salares Norte	Corporate and projects	Group

Cost of sales before gold inventory change and amortisation and depreciation	(356.4)	(519.7)	(132.8)	(358.3)	(222.9)	(235.0)	(107.4)	(226.7)	(43.0)	—	(2,202.3)
Gold inventory change (cash)[6]	(2.4)	(41.3)	(105.3)	(24.7)	(1.5)	0.1	(16.9)	38.1	24.7	—	(129.2)
Inventory write-off	—	—	—	—	—	—	—	(3.1)	—	—	(3.1)
Royalties	(3.2)	(62.5)	(15.5)	(20.2)	(13.9)	(16.6)	(8.7)	(7.1)	—	—	(147.7)
Community/social responsibility costs[6]	(4.0)	(9.2)	(0.7)	—	—	—	—	(7.1)	—	—	(21.0)
Non-cash remuneration (share-based payments)	(0.1)	(0.4)	—	(0.5)	(0.3)	(0.4)	(0.3)	(1.2)	(0.1)	(1.2)	(4.4)
Cash remuneration (long-term employee benefits)[6]	(3.7)	(3.5)	0.5	(2.7)	(1.3)	(2.7)	(0.9)	(2.2)	(0.2)	2.1	(14.5)
Other[5,6]	—	—	—	—	—	—	—	—	—	(29.7)	(29.7)
By-product revenue[1,6]	0.7	1.5	0.2	1.0	0.6	0.2	0.8	192.7	3.7	—	201.5
Rehabilitation, amortisation and interest[6]	—	(5.7)	(5.9)	(4.5)	(2.0)	(3.2)	(2.0)	(19.8)	(2.4)	—	(45.4)
Sustaining capital expenditure[3,6]	(111.6)	(206.5)	(4.7)	(168.6)	(45.4)	(56.1)	(85.1)	(26.8)	(142.2)	(2.3)	(849.4)
Lease payments[6]	—	(28.4)	(7.4)	(18.7)	(21.6)	(18.0)	(12.4)	(2.2)	(3.9)	(2.7)	(115.4)
Exploration, feasibility and evaluation costs	—	(3.0)	—	—	—	—	—	—	—	—	(3.0)
All-in sustaining costs[3]	(480.7)	(878.7)	(271.5)	(597.3)	(308.4)	(331.6)	(232.8)	(65.4)	(163.4)	(33.8)	(3,363.6)
Lease payments[6]	—	—	—	—	—	—	—	—	—	(6.3)	(6.3)
Exploration, feasibility and evaluation costs[4,6]	—	—	—	(19.6)	(11.0)	(3.1)	(1.9)	(6.9)	(16.1)	(81.0)	(139.6)
Non-sustaining capital expenditure[3,6]	—	—	—	(29.3)	(27.0)	(24.3)	—	(6.9)	(246.4)	(24.4)	(358.2)
All-in costs[3]	(480.7)	(878.7)	(271.5)	(646.2)	(346.3)	(358.9)	(234.7)	(79.2)	(425.9)	(145.5)	(3,867.7)
Gold only ounces sold ('000oz)	267.9	539.6	135.6	339.7	234.4	282.6	143.8	87.5	34.2	—	2,065.4
All-in sustaining costs	(480.7)	(878.7)	(271.5)	(597.3)	(308.4)	(331.6)	(232.8)	(65.4)	(163.4)	(33.8)	(3,363.6)
All-in sustaining costs net of by- product revenue per ounce of gold sold (US$/oz)	1,794	1,629	2,002	1,759	1,316	1,173	1,619	747	4,776	—	1,629
All-in costs	(480.7)	(878.7)	(271.5)	(646.2)	(346.3)	(358.9)	(234.7)	(79.2)	(425.9)	(145.5)	(3,867.7)
All-in costs net of by-product revenue per ounce of gold sold (US$)	1,794	1,629	2,002	1,903	1,477	1,270	1,632	905	12,452	—	1,873
1By-product revenue at Cerro Corona relates to copper. For all the other operations, by-product revenue relates to silver.
2Sustaining capital expenditure represents the majority of capital expenditures at existing operations, including underground mine development costs, deferred stripping costs of open-pit operations, ongoing replacement of mine equipment and other capital facilities and other capital expenditures at existing operations and is calculated as total capital expenditure of US$1,183.4 million per note 44 to the consolidated financial statements, less non-sustaining capital expenditures. Non-sustaining capital expenditures (or growth capital) represent capital expenditures for major growth projects as well as enhancement capital for significant infrastructure improvements at existing operations. The corporate and projects non-sustaining capital expenditure of US$24.4 million relates to the Windfall Project capital.
3This total may not reflect the sum of the line items due to rounding.
4Includes exploration, feasibility and evaluation and share of equity-accounted losses of Far Southeast Gold Resources Incorporated (“FSE”) up to the date of disposal.
5Other includes offshore structure costs and management fees.
6Based on information underlying the audited consolidated annual financial statements of Gold Fields Limited for the year ended 31 December 2024.

Gold Fields	AFR-17

	United States Dollar
			AISC and AIC, gross of by-product revenue per ounce of gold
				For the year ended 31 December 2024
Figures in millions unless otherwise stated	South Deep	Tarkwa	Damang	St Ives	Agnew	Granny Smith	Gruyere 50%	Cerro Corona	Salares Norte	Corporate and projects	Group

All-in sustaining costs (per table above)	(480.7)	(878.7)	(271.5)	(597.3)	(308.4)	(331.6)	(232.8)	(65.4)	(163.4)	(33.8)	(3,363.6)
Add back by-product revenue[1,3]	(0.7)	(1.5)	(0.2)	(1.0)	(0.6)	(0.2)	(0.8)	(192.7)	(3.7)	—	(201.5)
All-in sustaining costs gross of by- product revenue[2]	(481.5)	(880.2)	(271.7)	(598.4)	(308.9)	(331.8)	(233.6)	(258.1)	(167.1)	(33.8)	(3,565.1)
All-in costs (per table above)	(480.7)	(878.7)	(271.5)	(646.2)	(346.3)	(358.9)	(234.7)	(79.2)	(425.9)	(145.5)	(3,867.7)
Add back by-product revenue[1,3]	(0.7)	(1.5)	(0.2)	(1.0)	(0.6)	(0.2)	(0.8)	(192.7)	(3.7)	—	(201.5)
All-in costs gross of by-product revenue[2]	(481.5)	(880.2)	(271.7)	(647.3)	(346.9)	(359.1)	(235.5)	(271.9)	(429.7)	(145.5)	(4,069.2)
Gold equivalent ounces sold	267.9	539.6	135.6	339.7	234.4	282.6	143.8	171.6	35.6	—	2,150.9
All-in sustaining costs gross of by- product revenue (US$/ equivalent oz)	1,797	1,631	2,003	1,762	1,318	1,174	1,624	1,504	4,690	—	1,658
All-in costs gross of by-product revenue (US$ equivalent oz)	1,797	1,631	2,003	1,906	1,480	1,271	1,638	1,585	12,058	—	1,892
1By-product revenue at Cerro Corona relates to copper. For all the other operations, by-product revenue relates to silver.
2This total may not reflect the sum of the line items due to rounding.
3Based on information underlying the audited consolidated annual financial statements of Gold Fields Limited for the year ended 31 December 2024.

AFR-18	Gold Fields
Management’s discussion and analysis of the financial statements continued

	United States Dollar
			AISC and AIC, net of by-product revenue per ounce of gold
				For the year ended 31 December 2023
Figures in millions unless otherwise stated	South Deep	Tarkwa	Damang	St Ives	Agnew	Granny Smith	Gruyere 50%	Cerro Corona	Salares Norte	Corporate and projects	Continuing operations	Asanko[1] 45%	Continuing and discontinued operations

Cost of sales before gold inventory change and amortisation and depreciation	(315.2)	(455.1)	(178.0)	(322.6)	(200.3)	(223.9)	(108.3)	(227.1)	(12.2)	—	(2,042.7)	(60.5)	(2,103.2)
Gold inventory change (cash)[7]	(13.8)	52.9	(45.0)	(3.5)	5.0	(0.4)	(7.8)	46.2	12.2	—	45.8	(3.7)	42.1
Royalties	(3.1)	(42.8)	(11.9)	(18.2)	(11.8)	(13.9)	(7.8)	(7.0)	—	—	(116.5)	(6.6)	(123.1)
Community/social responsibility costs[7]	(3.0)	(6.0)	(0.4)	—	—	—	—	(10.0)	—	—	(19.4)	—	(19.4)
Non-cash remuneration (share-based payments)	(0.3)	(0.8)	(0.1)	(0.3)	(0.2)	(0.3)	(0.1)	(1.3)	(0.1)	(5.8)	(9.1)	—	(9.1)
Cash remuneration (long-term employee benefits)[7]	(5.9)	(7.2)	(2.6)	(6.8)	(4.3)	(5.6)	(2.1)	(7.4)	(2.6)	(11.3)	(55.8)	—	(55.8)
Other[6,7]	—	—	—	—	—	—	—	—	—	(25.5)	(25.5)	—	(25.5)
By-product revenue[2,7]	0.8	1.7	0.3	1.1	0.4	0.2	0.8	207.6	—	—	212.7	0.3	213.0
Rehabilitation, amortisation and interest[7]	(0.1)	(3.8)	(2.9)	(4.4)	(1.7)	(2.6)	(1.7)	(16.1)	(2.0)	—	(35.1)	(1.1)	(36.2)
Sustaining capital expenditure[3,7]	(93.1)	(216.3)	(4.9)	(72.1)	(54.5)	(47.2)	(51.7)	(31.3)	(117.9)	(2.2)	(691.4)	(18.7)	(710.1)
Lease payments[7]	—	(25.6)	(7.8)	(10.8)	(18.6)	(13.7)	(11.4)	(2.0)	(2.0)	(2.2)	(94.2)	(1.2)	(95.4)
Exploration, feasibility and evaluation costs	—	(6.0)	—	—	—	—	—	—	—	—	(6.0)	—	(6.0)
All-in sustaining costs[4]	(433.6)	(708.9)	(253.2)	(437.6)	(286.0)	(307.4)	(190.2)	(48.5)	(124.6)	(47.0)	(2,837.1)	(91.5)	(2,928.6)
Exploration, feasibility and evaluation costs[5,7]	—	—	(3.0)	(16.6)	(9.9)	(3.7)	(1.9)	(3.9)	(29.3)	(29.8)	(98.0)	(3.3)	(101.3)
Non-sustaining capital expenditure[3,7]	—	—	—	(25.2)	(15.9)	(29.1)	—	(13.1)	(280.2)	(19.0)	(382.4)	(6.1)	(388.5)
All-in costs[4]	(433.6)	(708.9)	(256.3)	(479.5)	(311.7)	(340.1)	(192.1)	(65.4)	(434.0)	(95.9)	(3,317.4)	(101.0)	(3,418.4)
Gold only ounces sold ('000oz)	321.5	548.1	152.6	368.7	242.0	284.4	161.4	122.0	—	—	2,200.8	60.4	2,261.2
All-in sustaining costs	(433.6)	(708.9)	(253.2)	(437.6)	(286.0)	(307.4)	(190.2)	(48.5)	(124.6)	(47.0)	(2,837.1)	(91.5)	(2,928.6)
All-in sustaining costs net of by-product revenue per ounce of gold sold (US$/oz)	1,349	1,293	1,659	1,187	1,182	1,081	1,178	397	—	—	1,289	1,516	1,295
All-in costs	(433.6)	(708.9)	(256.3)	(479.5)	(311.7)	(340.1)	(192.1)	(65.4)	(434.0)	(95.9)	(3,317.4)	(101.0)	(3,418.4)
All-in costs net of by-product revenue per ounce of gold sold (US$)	1,349	1,293	1,679	1,301	1,288	1,196	1,190	536	—	—	1,507	1,672	1,512
1Equity-accounted joint venture. Asanko was presented as a discontinued operation, refer note 14 of the AFR for further details.
2By-product revenue at Cerro Corona relates to copper. For all the other operations, by-product revenue relates to silver.
3Sustaining capital expenditure represents the majority of capital expenditures at existing operations, including underground mine development costs,  deferred stripping costs of open-pit operations, ongoing replacement of mine equipment and other capital facilities and other capital expenditures at existing operations and is calculated as total capital expenditure of US$1,054.7 million per note 44 to the consolidated financial statements, less non-sustaining capital expenditures. Non-sustaining capital expenditures (or growth capital) represent capital expenditures for major growth projects as well as enhancement capital for significant infrastructure improvements at existing operations. The corporate and projects non-sustaining capital expenditure of US$19.0 million relates to the Windfall Project capital.
4This total may not reflect the sum of the line items due to rounding.
5Includes exploration, feasibility and evaluation and share of equity-accounted losses of Far Southeast Gold Resources Incorporated (“FSE”).
6Other includes offshore structure costs and management fees.
7Based on information underlying the audited consolidated annual financial statements of Gold Fields Limited for the year ended 31 December 2023.

Gold Fields	AFR-19

	United States Dollar
			AISC and AIC, gross of by-product revenue per ounce of gold
				For the year ended 31 December 2023
Figures in millions unless otherwise stated	South Deep	Tarkwa	Damang	St Ives	Agnew	Granny Smith	Gruyere 50%	Cerro Corona	Salares Norte	Corporate and projects	Continuing operations	Asanko[1] 45%	Continuing and discontinued operations

All-in sustaining costs (per table above)	(433.6)	(708.9)	(253.2)	(437.6)	(286.0)	(307.4)	(190.2)	(48.5)	(124.6)	(47.0)	(2,837.1)	(91.5)	(2,928.6)
Add back by-product revenue[2,4]	(0.8)	(1.7)	(0.3)	(1.1)	(0.4)	(0.2)	(0.8)	(207.6)	—	—	(212.7)	(0.3)	(213.0)
All-in sustaining costs gross of by-product revenue[3]	(434.4)	(710.5)	(253.5)	(438.7)	(286.4)	(307.6)	(191.0)	(256.0)	(124.6)	(47.0)	(3,049.8)	(91.8)	(3,141.6)
All-in costs (per table above)	(433.6)	(708.9)	(256.3)	(479.5)	(311.7)	(340.1)	(192.1)	(65.4)	(434.0)	(95.9)	(3,317.4)	(101.0)	(3,418.4)
Add back by-product revenue[2,4]	(0.8)	(1.7)	(0.3)	(1.1)	(0.4)	(0.2)	(0.8)	(207.6)	—	—	(212.7)	(0.3)	(213.0)
All-in costs gross of by- product revenue[3]	(434.4)	(710.5)	(256.5)	(480.5)	(312.1)	(340.3)	(192.9)	(273.0)	(434.0)	(95.9)	(3,530.1)	(101.2)	(3,631.4)
Gold equivalent ounces sold	321.5	548.1	152.6	368.7	242.0	284.4	161.4	238.2	—	—	2,317.0	60.4	2,377.4
All-in sustaining costs gross of by-product revenue (US$/ equivalent oz)	1,351	1,296	1,661	1,190	1,183	1,081	1,183	1,075	—	—	1,316	1,521	1,321
All-in costs gross of by- product revenue (US$ equivalent oz)	1,351	1,296	1,681	1,303	1,290	1,197	1,195	1,146	—	—	1,524	1,677	1,527
1Equity-accounted joint venture. Asanko was presented as a discontinued operation, refer note 14 of the AFR for further details.
2By-product revenue at Cerro Corona relates to copper. For all the other operations, by-product revenue relates to silver.
3This total may not reflect the sum of the line items due to rounding.
4Based on information underlying the audited consolidated annual financial statements of Gold Fields Limited for the year ended 31 December 2023.
AISC and AIC
AISC net of by-product revenues (excluding Asanko) increased by 26% from US$1,289 per ounce of gold in 2023 to US$1,629 per ounce of gold in 2024, mainly due to lower gold sold, higher sustaining capital expenditure and higher cost of sales before amortisation and depreciation.  Included in the higher cost of sales before amortisation and depreciation is a non-cash gold inventory charge of US$85 per ounce mainly relating to Tarkwa and Damang. AIC net of by-product revenues (excluding Asanko) increased by 24% from US$1,507 per ounce of gold in 2023 to US$1,873 per ounce of gold in 2024, mainly due to lower gold sold, higher sustaining capital expenditure and higher cost of sales before amortisation and depreciation, partially offset by lower non-sustaining capital expenditure.
AISC gross of by-product revenues (excluding Asanko) increased by 26% from US$1,316 per ounce of gold in 2023 to US$1,658 per ounce of gold in 2024, due to the same reasons as above. AIC gross of by-product revenues (excluding Asanko) increased by 24% from
US$1,524 per ounce of gold in 2023 to US$1,892 per ounce of gold in 2024, due to the same reasons as above.

AFR-20	Gold Fields
Management’s discussion and analysis of the financial statements continued
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
EBIT refers to taxable mining income (with certain exceptions such as no deduction for interest expense and foreign exchange losses)
before assessed losses but after capital expenditure. A maximum royalty of 5% is levied on refined minerals.
For Gold Fields, this means that currently it pays a royalty based on the refined minerals royalty calculation as applied to its gross revenue. The rate of royalty tax payable for 2024 and 2023 was 0.5% of revenue.
Ghana
Minerals are owned by the Republic of Ghana and held in trust by the President. Under the terms of the March 2016 Development
Agreement (“DA”) entered into with the government of Ghana, Tarkwa and Damang have been subject to a sliding scale for royalty rates, linked to the prevailing gold price from 1 January 2017. The royalty sliding scale is as follows:

Average gold price
Low value		High value	Royalty rate

US$0.00	–	US$1,299.99	3.0%
US$1,300.00	–	US$1,449.99	3.5%
US$1,450.00	–	US$2,299.99	4.0%
US$2,300.00	–	Unlimited	5.0%
The average rate of royalty tax payable for 2024 and 2023 based on the above sliding scale was 4.0% to 5% and 4.1% on revenue, respectively.
Australia
Royalties are payable to the state based on the amount of gold produced from a mining tenement. Royalties are payable quarterly at a fixed rate of 2.5% of the royalty value of gold sold. The royalty value of gold is the amount of gold produced during the month multiplied by the average gold spot price for the month.
Peru
Royalties and Special Mining Tax are both calculated with reference to the operating margin and ranging from 1% (for operating margins less than 10%) to 12% (for operating margins of more than 80%), or 1% of revenue, the highest of both amounts. Cerro Corona’s effective royalty and Special Mining Tax rate for 2024 and 2023 was 4.0% and 4.1% of operating profit, respectively.
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
Canada
Mining royalties in Canada are imposed by provinces on mining operations within their jurisdictions. Gold Fields Windfall Project is located in the Quebec province in Canada. Quebec levies a mining tax on annual profit using progressive tax rates calculated with reference to the operating margin in specific bands being 16% (for operating margins up to 35%) then 22% (for operating margins between 35% and
50%) and 28% (for operating margins exceeding 50%).  In any event, Quebec imposes a minimum mining tax based on the mine-mouth output value, less certain deductible allowances.  The rate for the minimum tax are 1% for the first C$80 million and 4% for the remainder.
The mining tax is a deductible expense in the calculation of Quebec and Canadian Federal income taxes.

Gold Fields	AFR-21
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
The corporate income tax rate was reduced from 28% to 27% for tax years ended on or after 31 March 2023 and was effective for the year ended 31 December 2023 and 2024. At the same time, Companies are entitled to set off any balance of assessed losses to the extent that the set-off amount does not exceed the higher of R1 million and 80% of the taxable income for that year.
Gold Fields Operations Limited (“GFO”), and GFI Joint Venture Holdings Proprietary Limited (“GFIJVH”), jointly own the South Deep mine and constitute gold mining companies for South African taxation purposes. These companies are subject to the gold tax formula on their mining income.
During June 2022, the South African Revenue Services published the draft 2022 Rates & Monetary Bill, inclusive of an amendment to the gold tax formula from Y = 34 – 170/X to Y = 33 – 165/X in respect of year assessments ending on or after 31 March 2023 and this amendment was effective for the year ended 31 December 2023. In the formula above, Y is the tax rate to be determined and X is the ratio of taxable income to the total income (expressed as a percentage). The effective mining tax rate for GFO and GFIJVH has been calculated at 29% (2023: 28%) at 31 December 2024.
Ghana
Ghanaian resident entities are subject to tax on a worldwide income basis however, general source based tax principles are applied.
Where income has a source in Ghana, it accrues in or is derived from Ghana. Under the terms of the Development Agreement (“DA”)
entered into with the government of Ghana, Tarkwa and Damang are liable to a 32.5% corporate income tax rate.

AFR-22	Gold Fields
Management’s discussion and analysis of the financial statements continued
Dividends paid by Tarkwa and Damang are subject to an 8% withholding tax rate, reduced if terms and conditions of an applicable
Double Tax Agreement are met.
Tarkwa and Damang deduct 20% on a straight-line basis for capital allowances on depreciable assets (i.e. over five years). Any capital allowances which are not utilised in a particular year are added to operating losses (if any), thereby increasing operating losses and then carried forward for five years. Any operating losses carried forward are extinguished if not utilised within five years on a first in, first out basis.
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
Ghana Revenue Authority Transfer Pricing audit
During 2024, the Ghana Revenue Authority concluded a transfer pricing audit on the 2020-2022 years of assessment and issued assessments of US$5.6 million (including interest) pertaining to 30% add-back adjustment of management fees paid by Ghana to the rest of the Group. Gold Fields, in prior years, have set aside adequate provision for these assessments, and will explore its options with regards to the remission of interest levied.
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
Peru
Peruvian taxes for resident individuals and domiciled corporations are based on their worldwide income, and for non-resident individuals and non-domiciled corporations are based on their Peruvian income source. The general income tax rate applicable to domiciled corporations is 29.5% on taxable income and to non-resident corporations is 30%. The income tax applied to interest paid to non-
residents is 4.99%. The dividends tax rate (to residents and non-residents) is 5%. Capital gains are also taxed as ordinary income for domiciled corporations.
Chile
Gold Fields Chilean subsidiary will be subject to the 27% corporate tax rate and dividends paid by the Chilean subsidiary to the parent company is subject to a 35% withholding tax rate. The 27% corporate tax paid offsets as a credit against the withholding tax levied, so that the effective dividend withholding tax rate will approximate 8%.
Payments made by Chilean companies to non-resident entities are subject to withholding tax. The rate is between 4% to 35% depending on the type of payment. Interest paid to qualifying Foreign Financial Institutions is reduced from 35% to a 4% of withholding tax.
Canada
Canadian Corporations are subject to both federal and provincial taxes.  At federal level, corporations are taxed on their worldwide income on active business income at a flat rate of 15%. Gold Fields Windfall Project is located in the Quebec province which imposes its own provincial income tax at a rate of 11.5%.
Organisation for Economic Co-operation and Development (“OECD”) Pillar Two model rules
The Group is within the scope of the OECD Pillar Two model rules.
Seven of the jurisdictions in which the Group operates, including South Africa, Australia, Canada, Isle of Man, Switzerland, Netherlands
and Gibraltar have enacted or substantively enacted Pillar Two legislation to implement the global minimum top-up tax at 31 December
2024. This legislation is effective from as early as 1 January 2024 for many of these jurisdictions.

Gold Fields	AFR-23
The Group determined that the global minimum top-up tax, which it is required to pay under Pillar Two legislation, is an income tax in the scope of IAS 12. The Group applied a temporary mandatory relief from deferred taxation accounting for the impacts of the top-up tax and accounts for it as a current taxation when it is incurred, as provided in the amendments to IAS 12 issued in May 2023.
Under the legislation, the Group may be liable to pay top-up tax for the difference between its Global Anti-Base Erosion ("GloBE") effective tax rate per jurisdiction and the 15% minimum rate.
The Group has performed an impact assessment of its potential exposure in relation to the Pillar Two legislation, based on relevant 2023 and 2024 financial information. Although the complexities in applying the legislation and calculating the GloBE effective tax rate create difficulties in determining reasonable estimates of the quantitative impact of the enacted or substantively enacted legislation, based on the outcome of the impact assessment, the Group does not anticipate being subject to material top-up tax exposure in any of the jurisdictions in which it operates.
Significant accounting judgements and estimates
Gold Fields’ significant accounting policies are fully described in the accounting policies to its consolidated financial statements included in this Annual Financial Report (refer pages 52 to 72). Some of Gold Fields’ accounting policies require the application of significant judgements and estimates by management that can affect the amounts reported in the consolidated financial statements. By their nature, these judgements are subject to a degree of uncertainty and are based on Gold Fields’ historical experience, terms of existing contracts, management’s view on trends in the gold mining industry, information from outside sources and other assumptions that Gold Fields considers to be reasonable under the circumstances. Actual results could differ from these estimates under different assumptions or conditions.
Results for the period – years ended 31 December 2024 and 31 December 2023
Profit attributable to owners of the parent for the Group increased by 77% from US$703 million (or US$0.79 per share) in 2023 to
US$1,245 million (or US$1.39 per share) in 2024. The reasons for this increase are discussed on the following pages.
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
Furthermore, the exchange rates obtained when converting US Dollar to Australian Dollar and Rand are set by foreign exchange markets, over which Gold Fields has no control. In 2024, the Rand strengthened by 1% against the US Dollar, from an average of  R18.45 per US$1.00 in 2023 to R18.33 per US$1.00 in 2024. The Australian Dollar remained similar at an average of A$1.00 per US$0.66.
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
Inflation
A period of significant inflation could adversely affect Gold Fields’ results and financial condition. Further, over the past several years, production costs have increased considerably. In 2024, there were significant inflationary pressures on commodity inputs (specifically fuel and explosives) and employee and contractor costs. The effect of these increases has adversely affected, and may continue to adversely affect, the profitability of Gold Fields’ operations.
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
The same applies to the Australian operations with regard to the link between the Australian Dollar and US Dollar. The Peruvian and
Ghanaian operations, on the other hand, are affected by inflation without a potential similar effect on revenue proceeds, thereby increasing the impact of inflation on the operating margins.

AFR-24	Gold Fields
Management’s discussion and analysis of the financial statements continued
Revenue
Revenue increased by 16% from US$4,501 million in 2023 to US$5,202 million in 2024. The increase in revenue of US$701 million was due to 25% higher gold price received, partially offset by 10% lower gold sold.
Substantially all of Gold Fields’ revenues are derived from the sale of gold, silver and copper. As a result, Gold Fields’ revenues are directly related to the prices of gold, silver and copper. Historically, the prices of gold, silver and copper have fluctuated widely. The gold, silver and copper prices are affected by numerous factors over which Gold Fields does not have control. The volatility of gold, silver and copper prices is illustrated in the following tables, which show the annual high, low and average of the London afternoon fixing price of gold and silver and the London Metal Exchange (“LME”) cash settlement price for copper in US Dollar for the past 5 calendar years:

	Price per ounce[1]
	High	Low	Average

Gold	(US$/oz)
2020	2,067	1,474	1,770
2021	1,943	1,684	1,799
2022	2,039	1,629	1,800
2023	2,078	1,811	1,941
2024	2,778	1,985	2,388
Source: Iress
1Rounded to the nearest US Dollar.
On 21 March 2025, the London afternoon fixing price of gold was US$3,014/oz.

	Price per ounce[1]
	High	Low	Average

Silver	(US$/oz)
2024	35	22	28
Source: LBMA
1Rounded to the nearest US Dollar.
On 21 March 2025, the London afternoon fixing price of silver was US$33/oz.

	Price per tonne[1]
	High	Low	Average

Copper	(US$/t)
2020	7,964	4,618	6,175
2021	10,725	7,756	9,318
2022	10,730	7,000	8,798
2023	9,346	7,813	8,477
2024	10,857	8,092	9,145
Source: Iress
1Rounded to the nearest US Dollar.
On 21 March 2025, the LME cash settlement price for copper was US$9,829/t.
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
Significant changes in the prices of gold, silver and copper over a sustained period of time may lead Gold Fields to increase or decrease its production in the near term, which could have a material impact on Gold Fields’ revenues.
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
between the price used to recognise revenue and the actual final price received can be caused by changes in prevailing copper and gold prices. Changes in the fair value as a result of changes in forward metal prices are classified as provisional price adjustments and included as a component of revenue.

Gold Fields	AFR-25
Gold Fields’ realised gold, silver and copper prices
The following table sets out the average, the high and the low London afternoon fixing price per ounce of gold and Gold Fields’ average
US Dollar realised gold price during the past two years.

Realised gold price[1]	2024	2023

Average	2,388	1,941
High	2,778	2,078
Low	1,985	1,811
Gold Fields’ average realised gold price[2]	2,418	1,942
1Prices stated per ounce.
2Gold Fields’ average realised gold price may differ from the average gold price due to the timing of its sales of gold within each year.
The following table sets out the average, the high and the low London afternoon fixing price per ounce of silver and Gold Fields’ average
US Dollar realised silver price during 2024.

Realised silver price[1]	2024

Average	28
High	35
Low	22
Gold Fields’ average realised silver price[2]	30
1Prices stated per ounce.
2Gold Fields’ average realised silver price may differ from the average gold price due to the timing of its sales of gold within each year.
The following table sets out the average, the high and the low LME cash settlement price per tonne for copper and Gold Fields’ average
US Dollar realised copper price during the past two years.

Realised copper price[1]	2024	2023

Average	9,145	8,477
High	10,857	9,346
Low	8,092	7,813
Gold Fields’ average realised copper price[2]	9,144	8,483
1Prices stated per tonne.
2Gold Fields’ average realised copper price may differ from the average copper price due to the timing of its sales of copper within each year.
The average US Dollar gold price achieved by the Group increased by 25% from US$1,942 per equivalent ounce in 2023 to US$2,418 per equivalent ounce in 2024.
The following table sets out revenue, gold sold and gold produced for each operation and the Group for 2024 and 2023:

	2024			2023
	Revenue US$ million	Gold sold ’000oz	Gold produced ’000oz	Revenue US$ million	Gold sold ’000oz	Gold produced ’000oz

South Deep	646.4	267.9	267.3	622.8	321.5	322.2
Tarkwa	1,301.9	539.6	537.2	1,068.9	548.1	551.1
Damang	323.5	135.6	134.6	297.0	152.6	152.6
Cerro Corona	410.8	171.6	172.5	451.4	238.2	239.2
Salares Norte	93.6	35.6	45.3	—	—	—
St Ives	825.0	339.7	331.2	717.0	368.7	371.8
Agnew	562.1	234.4	229.5	473.6	242.0	244.9
Granny Smith	688.8	282.6	287.4	556.2	284.4	283.9
Gruyere – 50%	348.9	143.8	143.6	313.9	161.4	161.0
Continuing operations	5,201.6	2,150.9	2,148.6	4,500.7	2,317.0	2,326.5
Asanko – 45%[1]	—	—	—	115.4	60.4	60.3
Continuing and discontinued operations	5,201.6	2,150.9	2,148.6	4,616.2	2,377.4	2,386.9
1Equity-accounted joint venture. Asanko was presented as a discontinued operation at 31 December 2023 and disposed of during 2024. Refer note 14 of the AFR for further details.
Included above for information only, not included in revenue for the Group.

AFR-26	Gold Fields
Management’s discussion and analysis of the financial statements continued
Gold sales fluctuations have been explained below. In all cases, gold sold is driven by gold produced.
Continuing operations
Gold sales from continuing operations decreased by 7% from 2,317,000 equivalent ounces in 2023 to 2,150,900 equivalent ounces in
2024.
At South Africa, gold sales decreased by 17% from 10,000 kilograms (321,500 ounces) in 2023 to 8,334 kilograms (267,900 ounces) in
2024. This reduction was largely driven by lower longhole stoping volumes and lower grade and gold contribution from destress cuts.
Lower volumes from the longhole stopes were due to increased backfill rehandling restricting access to stopes and slower stope turnaround.
At Tarkwa, gold sales decreased by 2% from 548,100 ounces in 2023 to 539,600 ounces in 2024 mainly due to planned lower mined grade and lower yield. Yield decreased due to lower feed grade as a result of feeding more lower grades from stockpile. Damang’s gold sales decreased by 11% from 152,600 ounces in 2023 to 135,600 ounces in 2024 due to lower yield resulting from lower grade of ore processed. Yield decreased due to treatment of historical lower grade stockpiles.
At  Peru, copper sales decreased by 17% from 26,654 tonnes in 2023 to 22,167 tonnes in 2024 due to lower grades and lower ore tonnes milled, while gold sales decreased by 28% from 121,978 ounces in 2023 to 87,519 ounces in 2024 due to lower grades, lower recoveries and lower ore tonnes milled. Gold equivalent sales decreased by 28% from 238,200 ounces in 2023 to 171,600 ounces in 2024.
Gold sales at Salares Norte were 35,600 ounces in 2024, as the mine commenced production in 2024.
At St Ives, gold sales decreased by 8% from 368,700 ounces in 2023 to 339,700 ounces in 2024 due to lower grade of ore mined from underground and surface sources. At Agnew, gold sales decreased by 3% from 242,000 ounces in 2023 to 234,400 ounces in 2024 mainly due to the completion of the Barren Lands open pit in 2023. The Barren Lands open pit contributed 13,000oz in 2023. At Granny
Smith, gold sales decreased by 1% from 284,400 ounces in 2023 to 282,600 ounces in 2024. At Gruyere, gold sales decreased by 11%
from 161,400 ounces in 2023 to 143,800 ounces in 2024 due to the fact that Gruyere was affected by a significant rainfall event in March
2024 which negatively impacted the mine’s operational performance and results for 2024.
Discontinued operation
Gold sales at Asanko were nil ounces in 2024 compared to 60,400 ounces in 2023.
Cost of sales
Cost of sales, which comprises cost of sales, gold inventory change and amortisation and depreciation, increased by 4% from US$2,747 million in 2023 to US$2,844 million in 2024. The reasons for this increase are described below.
Cost of sales before amortisation and depreciation
Continuing operations
Cost of sales before gold inventory change and amortisation and depreciation increased by 14% from US$1,952 million in 2023 to
US$2,216 million in 2024 mainly due to inflationary increases affecting all the regions, as well as a gold inventory charge to costs in 2024 compared to a credit to costs in 2023.
At South Deep, cost of sales before amortisation and depreciation increased by 8% from R6,069 million (US$329 million) in 2023 to
R6,565 million (US$358 million) in 2024 mainly due to inflationary increases, partially offset by a lower gold inventory charge to costs in
2024.
At Tarkwa, cost of sales before amortisation and depreciation increased by 26% from US$402 million in 2023 to US$507 million in 2024 mainly due to inflationary increases and a decrease in gold inventory credit to costs in 2024 as a result of a draw down of stockpiles . At
Damang, cost of sales before amortisation and depreciation increased by 7% from US$223 million in 2023 to US$238 million in 2024.
Cost of sales before gold inventory change and amortisation and depreciation decreased in 2024 due to the completion of mining in
2023 and were offset by a higher gold inventory charge to costs due to the rehandling and treatment of stockpiles in 2024.
At Cerro Corona, cost of sales before amortisation and depreciation increased by 6% from US$181 million in 2023 to US$191 million in
2024 due to a decrease in gold inventory credit to costs in 2024 as a result of lower build-up of low-grade ore, in line with the life-of-mine strategy.
At Salares Norte, cost of sales before amortisation and depreciation was a net positive in both years. In 2024 and 2023, the gold inventory credit to costs was higher than the cost of sales before gold inventory change and amortisation and depreciation due to a build of stockpiles in line with the ramp-up of the project after achieving first gold In March 2024. Salares Norte commenced ramping to commercial levels of production which is expected to be achieved in H2 2025.
At St Ives, cost of sales before amortisation and depreciation increased by 16% from A$491 million (US$326 million) in 2023 to A$569 million (US$375 million) in 2024 mainly due to inflationary increases and an increase in gold inventory charge to costs in 2024 as a result of draw down of stockpiles. At Agnew, cost of sales before depreciation increased by 13% from A$294 million (US$195 million) in 2023 to
A$333 million (US$220 million) in 2024 mainly due to inflationary increases. At Granny Smith, cost of sales before amortisation and depreciation increased by 4% from A$338 million (US$224 million) in 2023 to A$352 million (US$232 million) in 2024 mainly due to inflationary increases, partially offset by a gold inventory charge to costs in 2023 compared to a credit to costs in 2024. At Gruyere, cost of sales before amortisation and depreciation decreased by 2% from A$175 million (US$116 million) in 2023 to A$172 million (US$113 million) in 2024.

Gold Fields	AFR-27
Discontinued operation
Asanko was accounted for as an equity accounted investee and Gold Fields share of its cost of sales before amortisation and depreciation in 2023 was not included in the Group cost of sales before amortisation and depreciation. At Asanko, cost of sales before amortisation and depreciation (45% basis) was US$64 million in 2023.
Amortisation and depreciation
Amortisation and depreciation is calculated on the units-of-production method and is based on current gold production as a percentage of total expected gold production over the lives of the different mines based on proved and probable reserves.
The amortisation in 2024 was based on the reserves as at 31 December 2023. The life-of-mine information is based on the operations reserve life of mine models. In basic terms, amortisation is calculated using the life-of-mine for each operation, which is based on: (1) the proved and probable reserves for the operation at the start of the relevant year; and (2) the amount of gold produced/mined by the operation during the year.

	Amortisation for the year ended
	31 December 2024 US$ million	31 December 2023 US$ million

South Deep	61.6	55.2
Tarkwa	134.8	200.8
Damang	31.8	80.5
Cerro Corona	59.4	110.7
Salares Norte	44.6	46.2
St Ives	63.1	72.8
Agnew	71.5	73.1
Granny Smith	70.2	68.1
Gruyere	74.9	73.9
Corporate and other	15.5	14.0
Total amortisation and depreciation	627.4	795.3
Amortisation and depreciation decreased by 21% from US$795 million in 2023 to US$627 million in 2024, mainly due to lower gold produced.
Continuing operations
At South Deep, amortisation and depreciation increased by 11% from R1,018 million (US$55 million) in 2023 to R1,130 million (US$62 million) in 2024 mainly due to an increase in infrastructure and fleet capital expenditure.
At Tarkwa, amortisation and depreciation decreased by 33% from US$201 million in 2023  to US$135 million in 2024 mainly due to lower ounces mined. At Damang, amortisation and depreciation decreased by 60% from US$81 million in 2023 to US$32 million in 2024 mainly due to the completion of mining in 2023 resulting in the rehandling and treatment of stockpiles in 2024.
At Cerro Corona, amortisation and depreciation decreased by 47% from US$111 million in 2023 to US$59 million in 2024 mainly due to lower gold ounces mined, combined with the lower carrying value as a result of the impairment of US$156 million in December 2023.
At Salares Norte, amortisation and depreciation decreased by 2% from US$46 million in 2023 to US$45 million in 2024. Material depreciation at Salares Norte will commence when the mine reaches commercial levels of production in 2025.
At St Ives, amortisation and depreciation decreased by 13% from A$110 million (US$73 million) in 2023 to A$96 million (US$63 million) in
2024 mainly due to lower ounces mined. At Agnew, amortisation and depreciation decreased by 2% from A$110 million (US$73 million) in
2023 to A$108 million (US$72 million) in 2024 mainly due to an increase in the reserves. At Granny Smith, amortisation and depreciation increased by 3% from A$103 million (US$68 million) in 2023 to A$106 million (US$70 million) in 2024 an increase in the right of use mobile equipment assets, partially offset by an increase in reserves.  At Gruyere, amortisation and depreciation increased by 3% from
A$111 million (US$74 million) in 2023 to A$114 million (US$75 million) in 2024 with ounces being extracted from stages 3 and 4 of the
Gruyere pit which had higher capital base than stage 2 where substantial ounces were extracted in 2022 mainly due to increased capital waste expenditure.
Investment income
Income from investments increased by 16% from US$25 million in 2023 to US$29 million in 2024.
The investment income in 2024 of US$29 million comprised US$4 million interest on monies invested in the South African and Ghanaian rehabilitation trust funds, US$18 million interest on other cash and cash equivalent balances and US$7 million unwinding of discount rate and net change in fair value of the Asanko deferred and contingent considerations. The investment income in 2023 of US$25 million comprised US$1 million interest on monies invested in the South African and Ghanaian rehabilitation trust funds and US$24 million interest on other cash and cash equivalent balances.

AFR-28	Gold Fields
Management’s discussion and analysis of the financial statements continued
Interest on other cash balances decreased by 25% from US$24 million in 2023 to US$18 million in 2024 mainly due to lower average cash balances in 2024.
The US$7 million unwinding of discount rate and net change in fair value of the Asanko deferred and contingent considerations in 2024 relates to the considerations receivable in terms of the disposal of Asanko Gold during 2024.
Finance expense
Finance expense decreased by 21% from US$63 million in 2023 to US$50 million in 2024.
The finance expense of US$50 million in 2024 comprised US$25 million relating to the accretion of the environmental rehabilitation liability, US$1 million relating to the unwinding of the silicosis provision, US$25 million lease interest and US$106 million on various
Group borrowings, partially offset by borrowing costs capitalised of US$106 million.
The finance expense of US$63 million in 2023 comprised US$22 million relating to the accretion of the environmental rehabilitation liability, US$1 million relating to the unwinding of the silicosis provision, US$23 million lease interest and US$82 million on various
Group borrowings, partially offset by borrowing costs capitalised of US$65 million.
The environmental rehabilitation liability accretion expense increased by 14% from US$22 million in 2023 to US$25 million in 2024 due to higher gross cost estimates at the end of 2023.
The unwinding of the silicosis provision remained flat at US$1 million.
The interest expense on lease liability increased by 9% from US$23 million in 2023 to US$25 million in 2024 due to additional leases entered into.
Interest on Group borrowings increased by 29% from US$82 million in 2023 to US$106 million in 2024.
Below is an analysis of the components making up the interest on the various Group borrowings, stated on a comparative basis:

	United States Dollar
Figures in millions unless otherwise stated	2024	2023

Interest on borrowings to fund capital expenditure and operating costs at the South African operation	1	2
Interest on US$500 million 5-year notes issue	10	26
Interest on US$500 million 10-year notes issue	31	31
Interest on US$100 million revolving senior secured credit facility	1	1
Interest on US$150 million revolving senior secured credit facility	3	4
Interest on US$85 million revolving senior secured credit facility	4	—
Interest on A$500 million syndicated revolving credit facility – old	—	8
Interest on A$500 million syndicated revolving credit facility – new	6	1
Interest on US$750 million multi-currency bridge facilities	14	—
Interest on US$1,200 million term loan and revolving credit facilities – old	—	4
Interest on US$1,200 million term loan and revolving credit facility – new	36	5
	106	82
Interest on borrowings at the South African operation decreased by 50% from US$2 million in 2023 to US$1m in 2024. The Rand facilities are fully undrawn and the expense relates to commitment fees.
Interest on the US$500 million 5-year notes issue decreased by 62% from US$26m in 2023 to US$10m in 2024. The US$500 million 5-
year notes matured and were repaid on 25 May 2024
The US$500 million 10-year notes issue remained flat at US$31 million.
Interest on the US$100 million term revolving senior secured credit facility remained flat at US$1 million. The facility is fully undrawn and the expense relates to commitment fees.
Interest on the US$150 million revolving senior secured facility decreased by 25% from US$4 million in 2023 to US$3 million in 2024. The
US$150 million revolving senior secured facility was refinanced with the US$85 million revolving senior secured facility during 2024 and cancelled.

Gold Fields	AFR-29
Interest on the US$85 million revolving senior secured facility was US$4 million in 2024.
Interest on the new A$500 million syndicated revolving credit facility increased by 500% from US$1 million in 2023 to US$6 million in
2024. The increase was due to additional draw downs during 2024.
Interest on the US$750 million multi-currency bridge facilities was US$14 million in 2024. The facility was entered into on 18 October 2024 and was used to finance the Osisko acquisition.
Interest on the old US$1,200 million term loan and revolving credit facilities was US$4 million in 2023. On 25 May 2023, the old
US$1,200 million term loan and revolving credit facilities was refinanced with the new US$1,200 million term loan and revolving credit facility and cancelled.
Interest on the new US$1,200 million term loan and revolving credit facility increased by 620% from US$5 million in 2023 to US$36 million in 2024. The increase was due to additional draw downs during 2024.
Capitalised interest increased by 63% from US$65 million in 2023 to US$106 million in 2024 due to higher cumulative spend on Salares
Norte. An average interest capitalisation rate of 7.0% (2023: 6.6%) was applied. The interest was capitalised in terms of IAS 23 Borrowing
Costs. IAS 23 requires capitalisation of borrowing costs whenever general or specific borrowings are used to finance qualifying projects.
Foreign exchange loss
The foreign exchange loss increased by 17% from US$6 million in 2023 to US$7 million in 2024. These gains or losses on foreign exchange related to the conversion of offshore cash holdings into their functional currencies.
Other costs, net
Other costs, net increased by 67% from US$49 million in 2023 to US$82 million in 2024.
The costs in 2024 are mainly made up of:
•Social contributions of US$21 million;
•Offshore structure costs of US$18 million; and
•Gruyere rainfall event related costs of US$12 million.
The above costs in 2024 were partially offset by the following:
•Rehabilitation income of US$1 million as a result of changes in estimates relating to the provision for environmental rehabilitation costs recognised in profit or loss.
The costs in 2023 are mainly made up of:
•Social contributions of US$19 million;
•Offshore structure costs of US$19 million;
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
Share-based payments decreased by 56% from US$9 million in 2023 to US$4 million in 2024 mainly due to lower forecast vesting percentages of the scheme. The corresponding entry for the share-based payment expense was the share-based payment reserve within shareholders’ equity.
Long-term incentive plan expense
Gold Fields recognises the long-term incentive plan expense in terms of IAS 19 Employee Benefits.
On 1 March 2014, the Remuneration Committee approved the Gold Fields Limited long-term incentive plan (“LTIP”). The plan provided for senior and middle management to receive a cash award, conditional on the achievement of specified performance conditions relating to total shareholder return and free cash flow margin. The conditions were assessed over the performance cycle which runs over three calendar years. The expected timing of the cash outflows in respect of each grant was at the end of three years after the original award was made. The last award under this plan was made in 2015.

AFR-30	Gold Fields
Management’s discussion and analysis of the financial statements continued
The performance conditions of the revised LTIP are approved annually by the Remuneration Committee. The expected timing of the cash outflows in respect of each grant is at the end of three years after the original award was made.
The LTIP expense decreased by 73% from US$56 million in 2023 to US$15 million in 2024 mainly due to lower forecast vesting percentages on the relative Gold Fields share price performance.
Exploration expense
The exploration expense increased by 29% from US$76 million in 2023 to US$98 million in 2024 mainly due to spend in Canada in
November and December 2024 and an increase in exploration spend in Australia, partially offset by a decrease in exploration spend at
Salares Norte.

	United States Dollar
Figures in millions unless otherwise stated	2024	2023

Australia	44	33
Salares Norte	16	29
Peru	7	4
Ghana	3	9
Canada	28	—
Exploration office costs	—	1
Total exploration expense	98	76
Share of results of equity-accounted investees, net of taxation
The share of results of equity-accounted investees, net of taxation increased by 64% from a loss of US$33 million in 2023 to a loss of
US$54 million in 2024.

	United States Dollar
Figures in millions unless otherwise stated	2024	2023

Far South East Resources Incorporated (“FSE”)	(2)	(2)
Windfall Project	(48)	(28)
Asanko Gold Inc (“Asanko”)	—	(19)
Asanko – profit before impairment	—	28
Asanko – impairment	—	(47)
Lunnon Metals Limited (“Lunnon”)	(4)	(3)
Share of result of equity-accounted investees, net of taxation	(54)	(52)
Asanko Gold – recognised as a discontinued operation	—	19
Share of result of equity-accounted investees, net of taxation – continuing operations	(54)	(33)
Continuing operations
FSE’s share of loss of equity-accounted investees, net of taxation remained flat at US$2 million. Gold Fields disposed of FSE for US$1 million in 2024.
On 2 May 2023, Gold Fields, through a 100% held Canadian subsidiary, acquired a 50% interest in the Windfall Project in Québec,
Canada, which is in the feasibility stage, from Osisko Mining Incorporated (the “Partnership”). Gold Fields and Osisko had joint control over the Windfall Project, the transaction was structured as a separate vehicle and the Group had a residual interest in the net assets of the Windfall Project. Accordingly, the Group classified its interest in the Windfall Project as a joint venture.
On 12 August 2024, Gold Fields entered into an agreement with Osisko to acquire 100% of its issued share capital. This represents a direct acquisition of Osisko as well as an indirect acquisition of the remaining 50% interest in the Windfall Project (the “second
Transaction”). The acquisition date was 25 October 2024, the date on which all conditions precedent were met and the consideration was paid in full by Gold Fields. On 25 October 2024, the initial 50% interest in the Windfall Project was derecognised as a joint venture and recognised as an asset acquisition together with the additional 50% interest held by Osisko, in terms of the second Transaction.
Windfall’s share of loss of equity-accounted investees, net of taxation increased by 71% from US$28 million in 2023 to US$48 million in
2024. Windfall's share of equity accounting loss for 2024 was based on results to 25 October 2024.
Lunnon’s share of losses of equity-accounted investees increased by 33% from US$3 million in 2023 to US$4 million in 2024. Gold Fields holds 30.5% (2023: 31.1%) of Lunnon at 31 December 2024.

Gold Fields	AFR-31
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
The share of results of equity investee of Asanko Gold was presented as a discontinued operation at 31 December 2023 in the consolidated financial statements and the comparative income statement was presented as if Asanko Gold had been discontinued from the start of the comparative years.
Asanko’s share of results of equity-accounted investees, net of taxation was a loss of US$19 million in 2023 comprised earnings of US$28 million, offset by an impairment of US$47 million. As a result of the sale transaction, the investment in Asanko was classified as an asset held for sale at 31 December 2023 and the investment was required to be measured at the lower of carrying value or fair value less costs to sell. Management determined the fair value less costs to sell based on the consideration to be received per the sale agreement, which resulted in an impairment of US$47 million for the year ended 31 December 2023.
Profit on disposal of asset held for sale - Asanko Gold
Asanko Gold was disposed of during 2024. The transaction was subject to a number of conditions and was concluded on 4 March 2024 with the receipt of US$65 million cash and 28.5 million Galiano shares, resulting in the recognition of a profit on disposal amounting to
US$6m in 2024.
Profit on disposal of asset held for sale - Rusoro
On 9 January 2024, Gold Fields announced that it entered into a share purchase agreement with Fulcrum Global Markets LLC, a
Delaware limited liability company, to sell its 140,000,001 common shares in the capital of Rusoro for an aggregate initial cash purchase price of US$62 million and certain additional contingent consideration upon the occurrence of specified events described below.
The US$62 million was received by Gold Fields on 22 January 2024, resulting in the recognition of a profit on disposal of Rusoro amounting to US$62 million in 2024.
Restructuring costs
Restructuring costs decreased by 13% from US$8 million in 2023 to US$7 million in 2024. The cost in 2024 related to the separation packages at Tarkwa and Damang and the cost in 2023 related to the separation packages at Tarkwa, Damang and St Ives.
Silicosis settlement costs
Silicosis settlement credits decreased by 100% from US$4 million in 2023 to US$nil in 2024.
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
During 2024 and 2023, reversal of costs related to changes in the expected timing of the cash flows.
Impairment of investments and assets
Impairment of investments and assets decreased by 97% from US$156 million in 2023 to US$4 million in 2024.

	United States Dollar
Figures in millions unless otherwise stated	2024	2023

Peru redundant assets	4	—
Peru cash-generating unit	—	156
	4	156
The impairment of US$4 million in 2024 comprised of US$4 million impairment of redundant assets at Peru.
The impairment of US$156 million in 2023 related to the impairment of Peru cash-generating unit. The recoverable amount was based on its fair value less cost of disposal (“FVLCOD”) calculated using a combination of the market (resource value) and the income approach
(level 3 of the fair value hierarchy). The impairment is mainly due to the increased costs and capital expenditure as a result of a change in the life-of-mine plan to accommodate the unloading of the east wall and continued cost pressures, as well as the derecognition of the resource as a result of the life-of-mine sterilising the resource through the deposition of in-pit tailings from 2026 onwards. The recoverable amount at 31 December 2023 was US$419 million. Refer to note 7 in the consolidated financial statements for assumptions used to determined the recoverable amount.

AFR-32	Gold Fields
Management’s discussion and analysis of the financial statements continued
Ghana expected credit loss
Ghana expected credit loss (“ECL”) was US$33 million in 2023.
The ECL of US$33 million in 2023 comprises US$25 million raised against a contractor loan receivable at Tarkwa and US$8 million raised against a Damang receivable. Due to issues with fleet availability at both Tarkwa and Damang, an agreement was entered into between
Gold Fields and Engineers and Planners (“E&P”) to provide financial assistance to E&P in order to procure new fleet in 2020. Gold Fields has communicated to E&P that this amount remains payable and has reserved all rights in this regard. The initial contractor loan receivable amounted to US$68 million and at 31 December 2023 a cumulative expected credit loss provision of US$68 million was raised, resulting in a net balance of US$nil.
Profit on disposal of assets
Profit on disposal of assets decreased by 97% from US$32 million in 2023 to US$1 million in 2024. The profit in 2024 related mainly to the sale of redundant assets at various operations. The profit in 2023 related mainly to a gain on disposal of the Kambalda tenements at St
Ives in exchange for shares in Mineral Resources Limited.
Royalties
Royalties increased by 28% from US$116 million in 2023 to US$148 million in 2024 in line with the increases in revenue.
Mining and income tax
The mining and income tax charge increased by 50% from US$465 million in 2023 to US$697 million in 2024.
The table below indicates Gold Fields’ effective tax rate in 2024 and 2023:

	United States Dollar
Figures in millions unless otherwise stated	2024	2023

Income and mining tax charge (US$ million)	(697)	(465)
Effective tax rate (%)	35	38
In 2024, the effective tax rate of 35.0% was higher than the maximum South African mining statutory tax rate of 33% mainly due to the tax effect of the following:
•US$57 million adjustment to reflect the actual realised company tax rates in South Africa and offshore;
•US$2 million non-taxable profit on disposal of Asanko Gold; and
•US$21 million non-taxable profit on disposal of Rusoro.
The above were offset by the following tax effected charges:
•US$2 million non-deductible share-based payments;
•US$26 million non-deductible interest paid;
•US18 million of non-deductible share of results of equity-accounted investees, net of taxation;
•US$23 million dividend withholding tax;
•US$29 million of net non-deductible expenditure and non-taxable income;
•US$11 million of various Peruvian non-deductible expenses;
•US$17 million deferred tax assets not recognised at Windfall; and
•USS$8 million prior year adjustments.

Gold Fields	AFR-33
In 2023, the effective tax rate of 38.0% was higher than the maximum South African mining statutory tax rate of 33% mainly due to the tax effect of the following:
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
Profit from continuing operations
As a result of the factors discussed above, the profit increased by 73% from US$745 million in 2023 to US$1,291 million in 2024.
Loss from discontinued operation
Loss for the year from discontinued operation was US$19 million in 2023. The loss of US$19 million in 2023 comprises an impairment of the equity investment in Asanko of US$47 million, partially offset by share of profits realised during the year of US$28 million.
Profit attributable to owners of the parent from continuing operations
Profit attributable to owners of the parent from continuing increased by 72% from US$722 million in 2023 to US$1,245 million in 2024.
Profit attributable to non-controlling interests
Profit attributable to non-controlling interests increased by 100% from US$23 million in 2023 to US$46 million in 2024.
The non-controlling interest at the end of 2024 and 2023 consists of Gold Fields Ghana Limited (Tarkwa) and Abosso Goldfields Limited
(Damang) at 10% each, Gold Fields La Cima S.A. (Cerro Corona) at 0.47% and Newshelf 899 (Proprietary) Limited (South Deep) at 3.57%.
The amount making up the non-controlling interest is shown below:

	2024	2023	2024	2023
	Non-controlling interest Effective*	Non-controlling interest Effective*	US$ million	US$ million

Gold Fields Ghana – Tarkwa	10.0%	10.0%	38	22
Abosso Goldfields – Damang	10.0%	10.0%	2	(5)
Gold Fields La Cima – Cerro Corona	0.47%	0.47%	—	—
Newshelf 899 – South Deep	3.57%	3.57%	6	6
			46	23
*Average for the year.
Basic earnings per share
As a result of the above, Gold Fields earnings per share increased by 76% from US$0.79 per share in 2023 to US$1.39 per share in 2024.
Basic earnings per share from continuing operations
As a result of the above, Gold Fields earnings per share from continuing operations increased by 72% from US$0.81 per share in 2023 to
US$1.39 per share in 2024.
Basic loss per share from discontinued operation
Gold Fields loss per share from discontinued operation was US$0.02 per share in 2023.
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
Normalised profit attributable to owners of the parent from continuing operations increased by 41% from US$872 million or US$0.98 per share in 2023 to US$1,227 million or US$1.37 per share in 2024.
Normalised profit attributable to owners of the parent from discontinued operation was US$28 million or US$0.03 per share in 2023.

AFR-34	Gold Fields
Management’s discussion and analysis of the financial statements continued
Normalised profit attributable to owners of the parent from continuing operations reconciliation for the Group is calculated as follows:

	United States Dollar
Figures in millions unless otherwise stated	2024	2023

Profit for the year attributable to owners of the parent from continuing operations	1,245	722
Profit for the year attributable to owners of the parent from discontinued operation	—	(19)
Profit for the year attributable to owners of the parent from continuing and discontinued operations	1,245	703
Adjusted for the following:
Non-recurring items[1]	(16)	165
Tax effect of non-recurring items*	(10)	(39)
Non-controlling interest effect of non-recurring items*	—	(4)
Loss on foreign exchange	7	6
Tax effect on foreign exchange*	—	(3)
Non-controlling interest effect of foreign exchange*	—	(1)
Cerro Corona (2023: Damang) net realisable value adjustment to stockpiles	3	34
Tax effect on Cerro Corona net realisable value adjustment to stockpiles*	(1)	—
Non-controlling interest effect on Damang net realisable value adjustment*	—	(3)
Impairment of Asanko Gold	—	47
South Deep deferred tax change*	(1)	—
Exchange rate adjustment*	—	(5)
Normalised profit attributable to owners of the parent from continuing and discontinued operations	1,227	900
Normalised profit attributable to owners of the parent from continuing operations	1,227	872
Normalised profit attributable to owners of the parent from continuing and discontinued operations	—	28
1Non-recurring items are considered unusual and not expected during regular business operations and comprise the following:

	United States Dollar
Figures in millions unless otherwise stated	2024	2023

Profit on the sale of assets	(1)	(32)
Profit on disposal of Rusoro	(62)	—
Profit on disposal of Asanko Gold	(6)	—
Impairment of assets	4	156
Restructuring costs	7	8
Rehabilitation adjustments	(1)	4
Gruyere rainfall event	12	—
Ghana expected credit losses	—	33
Other non-recurring items*	31	(4)
Total non-recurring items	(16)	165
*Based on information underlying the audited consolidated annual financial statements of Gold Fields Limited for the year ended 31 December 2024 and 2023.

Gold Fields	AFR-35
Liquidity and capital resources – years ended 31 December 2024 and 31 December 2023
Cash flows from operating activities
Cash inflows from operating activities increased by 35% from US$1,193 million in 2023 to US$1,607 million in 2024. The items comprising these are discussed below.
The increase in inflow of US$414 million was due to the following movements:

Figures in millions unless otherwise stated	United States Dollar

Increase in cash generated by operations mainly due to higher revenue as a result of the higher gold price	354
Decrease in interest received	(6)
Decrease in investment in working capital	213
Increase in interest paid due to higher borrowings	(25)
Increase in royalties paid mainly due to higher revenue as a result of the higher gold price	(23)
Increase in taxes paid mainly due to higher revenue as a result of the higher gold price	(104)
Decrease in dividends paid, partially offset by higher dividends paid to non-controlling interest	5
414
Dividends paid decreased by 1% from US$383 million in 2023 to US$379 million in 2024.
Cash flows from investing activities
Cash outflows from investing activities increased by 89% from US$1,370 million in 2023 to US$2,591 million in 2024.
The increase in outflow of US$1,221 million was due to the following movements:

Figures in millions unless otherwise stated	United States Dollar

Increase in additions to property, plant and equipment	(128)
Increase in capital expenditure – working capital	(41)
Increase in proceeds on disposal of property, plant and equipment	1
Increase in purchase of investments	(27)
Purchase of equity-accounted investee – Windfall Project in 2023	247
Decrease in Windfall Project capital contributions	4
Purchase of Osisko	(1,453)
Increase in proceeds on disposal of investments	51
Proceeds on disposal of Rusoro	62
Proceeds on disposal of Asanko Gold	65
Increase in contributions to environmental trust funds	(2)
(1,221)

AFR-36	Gold Fields
Management’s discussion and analysis of the financial statements continued
Additions to property, plant and equipment
Capital expenditure increased by 12% from US$1,055 million in 2023 to US$1,183 million in 2024.

	United States Dollar
	2024			2023
Figures in million unless otherwise stated	Sustaining capital	Growth capital	Total capital	Sustaining capital	Growth capital	Total capital

South Deep	112	—	112	93	—	93
Tarkwa	207	—	207	216	—	216
Damang	5	—	5	5	—	5
Cerro Corona	27	7	34	31	13	44
Salares Norte	142	247	389	118	280	398
St Ives	169	29	198	72	25	97
Agnew	45	27	72	55	16	71
Granny Smith	56	24	80	47	29	76
Gruyere – 50%	85	—	85	52	—	52
Other	1	—	1	2	—	2
Continuing operations	849	334	1,183	692	363	1,055
Asanko[1]	—	—	—	19	6	25
Continuing and discontinued operation	849	334	1,183	711	369	1,080
1Equity-accounted joint venture and at 31 December 2023, Asanko was presented as a discontinued operation and an asset held for sale, refer notes 14 and 15 of the AFR for further details. Asanko capital expenditure not included in the Group capital expenditure per the cash flow statement.
Continuing operations
Sustaining capital expenditure at South Deep increased by 19% from R1,717 million (US$93 million) in 2023 to R2,046 million (US$112 million) in 2024, mainly due to legislative requirement to safely manage machine and human interaction (CAS level 9), annual major components replacements and fleet refurbishments as well as New Mine Development (sustaining capital).
Sustaining capital expenditure at Damang remained flat at US$5 million.
Sustaining capital expenditure at Tarkwa decreased by 5% from US$216 million in 2023 to US$207 million in 2024.  The reduction in capital was mainly due to a reduction in infrastructure relocation and study costs.
Total capital expenditure at Cerro Corona decreased by 24% from US$44 million in 2023 to US$34 million in 2024. The decrease in total capital expenditure is mainly due to the completion of the Tailings Storage Facility construction in 2023.
Total capital expenditure at Salares Norte decreased by 2% from US$398 million in 2023 to US$389 million in 2024. This reduction is mainly due to the completion of the project stage with resultant lower project capital partially offset by higher ramp up capital.  Majority of expenditure is being capitalised until commercial levels of production are achieved.
Total capital expenditure at St Ives increased by 105% from A$147 million (US$97 million) in 2023 to A$300 million (US$198 million) in
2024. The increased capital mainly relates to pre-stripping of the Invincible South and Swiftsure open pits, increased development and infrastructure capital at the Invincible underground complex and A$49 million (US$32 million) spent on the Renewables Power Project.
Total capital expenditure at Agnew increased by 4% from A$106 million (US$71 million) in 2023 to A$110 million (US$72 million) in 2024 with work on the Barren Lands/Redeemer complex decline under way.
Total capital expenditure at Granny Smith increased by 6% from A$115m (US$76m) in 2023 to A$122m (US$80m) in 2024 due to
increased underground development in 2024.
Total capital expenditure at Gruyere (on a 50% basis) increased by 66% from A$78m (US$52m) in 2023 to A$129m (US$85m) in 2024 with focus on pre-stripping of stages 4 and 5 of the Gruyere pit in 2024.
Discontinued operation
Asanko was an equity accounted investee and Asanko's capital expenditure was not included in the Gold Fields capital expenditure as per the cash flow statement. Total capital expenditure was US$25 million in 2023.

Gold Fields	AFR-37
Proceeds on disposal of property, plant and equipment
Proceeds on the disposal of property, plant and equipment increased by 50% from US$2 million in 2023 to US$3 million in 2024. In both
2023 and 2024, the proceeds related mainly to the disposal of various redundant assets at the mines.
Purchase of investments
Investment purchases increased by 87% from US$31 million in 2023 to US$58 million in 2024.
Purchase of investments of US$58 million in 2024 comprised:

Figures in millions unless otherwise stated	United States Dollar

Tesoro Gold Limited	2
Torq Resources Inc.	1
Investment in bonds	52
Other	3
58
Purchase of investments of US$31 million in 2023 comprised:

Figures in millions unless otherwise stated	United States Dollar

Hamelin Gold	1
Great Southern Mining Resources	1
Investment in bonds	29
31
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
This payment was made in May 2023. Two further payments of US$13 million each (C$17 million each) were made in July 2023 and
December 2023 in respect of a pre-closing liability. Refer below for derecognition of the Windfall joint venture as part of the Osisko asset acquisition.
Windfall Project capital contributions
Gold Fields capital contribution in terms of the obligation under the Windfall joint venture decreased by 6% from US$69 million (C$93 million) in 2023 to US$65 million (C$89 million) in 2024. Refer below for derecognition of the Windfall joint venture as part of the Osisko asset acquisition.
Purchase of Osisko
On 12 August 2024, Gold Fields entered into an agreement with Osisko to acquire 100% of its issued share capital. This represents a direct acquisition of Osisko as well as an indirect acquisition of the remaining 50% interest in the Windfall Project. The acquisition date was 25 October 2024, the date on which all conditions precedent were met and the consideration was paid in full by Gold Fields.
On 25 October 2024, the initial 50% interest in the Windfall Project was derecognised as a joint venture and recognised as an asset acquisition together with the additional 50% interest held by Osisko, in terms of the Osisko asset acquisition.
The agreed upon consideration for this transaction was US$1,483.2 million (C$2,060.6 million) for 420.53 million shares at the purchase price of C$4.90 per share.
As part of the Osisko acquisition, Gold Fields acquired cash of US$31 million (C$43 million).
Proceeds on disposal of investments
Proceeds on the disposal of investments increased from US$5 million in 2023 to US$57 million in 2024. The proceeds of US$57 million in
2024 comprised US$56 million related to the maturing of bonds by the insurance cell captive and US$1 million received on the disposal of
FSE. The proceeds of US$5 million in 2023 related to the maturing of bonds by the insurance cell captive.

AFR-38	Gold Fields
Management’s discussion and analysis of the financial statements continued
Proceeds on disposal of Rusoro
On 9 January 2024, Gold Fields announced that it entered into a share purchase agreement with Fulcrum Global Markets LLC, a
Delaware limited liability company, to sell its 140,000,001 common shares in the capital of Rusoro for an aggregate initial cash purchase price of US$62 million.
The US$62 million was received by Gold Fields on 22 January 2024.
Proceeds on disposal of Asanko Gold
Asanko Gold was disposed of during 2024. The transaction was subject to a number of conditions and was concluded on 4 March 2024 with the receipt of US$65 million cash and 28.5 million Galiano shares.
Contributions to environmental trust funds
The contributions to environmental trust fund increased by 18% from US$11 million in 2023 to US$13 million in 2024.
The contributions to environmental trust funds of US$13 million in 2024 comprised:

Figures in millions unless otherwise stated	United States Dollar

South Deep mine environmental trust fund	1
Tarkwa mine environmental trust fund	10
Damang mine environmental trust fund	2
13
The contributions to environmental trust funds of US$11 million in 2023 comprised:

Figures in millions unless otherwise stated	United States Dollar

South Deep mine environmental trust fund	1
Tarkwa mine environmental trust fund	8
Damang mine environmental trust fund	2
11
Cash flows from financing activities
Cash inflows from financing activities increased from US$82 million in 2023 compared to US$1,213 million in 2024. The items comprising these numbers are discussed below.
The increase in inflow of US$1,131 million was due to the following movements:

Figures in millions unless otherwise stated	United States Dollar

Increase in loans raised	1,486
Increase in loans repaid	(335)
Increase in payment of lease liability	(20)
1,131
Loans raised
Loans raised increased by 185% or US$1,486 million from US$805 million in 2023 to US$2,291 million in 2024.
The US$2,291 million loans raised in 2024 comprised:

Figures in millions unless otherwise stated	United States Dollar

US$85 million revolving senior secured credit facility	84
A$500 million syndicated revolving credit facility	263
US$1,200 million term loan and revolving credit facilities	1,202
US$750 million multi-currency bridge facilities[1]	742
2,291
1On 18 October 2024, Orogen and Windfall entered into a US$500 million multi-currency bridge facility and a US$250 million multi-currency parallel bridge facility (collectively called the "US$750 million multi-currency bridge facilities"). The facility was mainly used to finance of the Osisko asset acquisition.

Gold Fields	AFR-39
The US$805 million loans raised in 2023 comprised:

Figures in millions unless otherwise stated	United States Dollar

A$500 million syndicated revolving credit facility – old[1]	247
A$500 million syndicated revolving credit facility – new[1]	161
US$1,200 million term loan and revolving credit facilities – old[2]	241
US$1,200 million term loan and revolving credit facilities – new[2]	156
805
1On 26 September 2023, the old A$500 million syndicated revolving credit facility was refinanced with the new A$500 million syndicated revolving credit facility and cancelled.
2On 25 May 2023, the old US$1,200 million revolving credit facilities were refinanced with the new US$1,200 million revolving credit facility and cancelled.
Loans repaid
Loans repaid increased by 51% or US$335 million from US$651 million in 2023 to US$986 million in 2024.
The US$986 million loans repaid in 2024 comprised:

Figures in millions unless otherwise stated	United States Dollar

US$500 million 5-year notes issue[1]	500
US$150 million revolving senior secured credit facility[2]	84
US$85 million revolving senior secured credit facility[2]	50
A$500 million syndicated revolving credit facility – new	39
US$1,200 million term loan and revolving credit facilities – new	313
986
1On 15 May 2024, US$500 million 5-year notes issue matured and was repaid.
2On 10 May 2024, the US$150 million revolving senior secured credit facility was refinanced with the US$85 million revolving senior credit facility and cancelled.
The US$651 million loans repaid in 2023 comprised:

Figures in millions unless otherwise stated	United States Dollar

A$500 million syndicated revolving credit facility – old	247
A$500 million syndicated revolving credit facility – new	163
US$1,200 million term loan and revolving credit facilities – old	241
651
Payment of lease liabilities
Payment of lease liabilities increased by 28% from US$72 million in 2023 to US$92 million in 2024. The increase related mainly to additional lease liabilities during 2024.
Net cash generated/(utilised)
As a result of the above, net cash utilised of US$95 million in 2023 compared to net cash generated of US$229 million in 2024.
Cash and cash equivalents increased by 33% from US$649 million at 31 December 2023 to US$860 million at 31 December 2024.

AFR-40	Gold Fields
Management’s discussion and analysis of the financial statements continued
Adjusted free cash flow
This is a measure that management uses to measure the cash generated by the core business. Adjusted free cash flow is defined as net cash from operations adjusted for South Deep BEE dividend, additions to property, plant and equipment, capital expenditure – working capital, proceeds on disposal of property, plant and equipment, environmental trust funds payments and payment of principal lease liabilities per the statement of cash flows.
The cash inflow increased by 65% from US$367 million in 2023 to US$605 million in 2024 due to the higher gold price received.
Below is a table reconciling the adjusted free cash flow to the statement of cash flows.

	United States Dollar
Figures in millions unless otherwise stated	2024	2023

Net cash from operations	1,986	1,576
South Deep BEE dividend	(1)	(1)
Additions to property, plant and equipment	(1,183)	(1,055)
Capital expenditure – working capital	(6)	36
Proceeds on disposal of property, plant and equipment	3	2
Contributions to environmental trust funds	(13)	(11)
Payment of principal lease liabilities	(92)	(72)
Windfall Project capital contributions	(65)	(69)
Contributions for rehabilitation purposes at Australia (2023: Peru and Australia)*	(24)	(39)
Adjusted free cash flow	605	367
•Based on information underlying the audited consolidated annual financial statements of Gold Fields Limited for the year ended 31 December 2024 and 2023.
Below is a table reconciling adjusted free cash flow to adjusted free cash flow from operations:

	United States Dollar
Figures in millions unless otherwise stated	2024	2023

Adjusted free cash flow	605	367
Salares Norte*	354	438
Interest paid by corporate entities1,*	91	66
Windfall Project capital contributions	65	69
Other corporate costs*	34	62
Adjusted free cash flow from operations*	1,149	1,002

– St Ives	150	235
– Agnew	217	147
– Granny Smith	300	174
– Gruyere	123	118
– Gold Fields Australia - taxation for Australian operations[2]	(238)	(188)
– South Deep	168	204
– Tarkwa	225	196
– Damang	138	41
– Cerro Corona	66	75

Adjusted free cash flow from operations*	1,149	1,002
1Does not agree to interest paid per the cash flow of US$130 million (2023: US$105 million) due to interest paid by the mines reflected under net cash generated by mines before growth capital.
*Based on information underlying the audited consolidated annual financial statements of Gold Fields Limited for the year ended 31 December 2024 and 2023.
2The Australian operations are entitled to transfer and off-set profits and losses from one company to another, therefore it is not meaningful to split the taxation and tax paid is reflected under Gold Fields Australia.

Gold Fields	AFR-41
Statement of financial position
Borrowings
Total borrowings increased by 102% from US$1,237 million at 31 December 2023 to US$2,496 million at 31 December 2024. Net debt is defined as total borrowing plus lease liabilities less cash and cash equivalents. Net debt increased by 104% from US$1,024 million at 31
December 2023 to US$2,086 million at 31 December 2024 mainly due to the financing of the purchase of Osisko. Net debt (excluding lease liabilities) increased by 178% from US$588 million at 31 December 2023 to US$1,635 million at 31 December 2024 for the same reasons discussed above.
The Group monitors capital using the ratio of net debt to adjusted EBITDA. The definition of adjusted EBITDA and net debt is defined in the Group's facilities agreements. Adjusted EBITDA is defined as profit or loss for the year adjusted for interest, taxation, amortisation and depreciation and certain other non-operating costs. The bank covenants on external borrowings require a net debt to adjusted EBITDA ratio of 3.5 or below and EBITDA to net finance charges of 4.0 or above and the ratios are measured based on amounts in United States
Dollar. Net debt to adjusted EBITDA at 31 December 2024 was 0.73x (2023: 0.42x). Refer to note 42 of the consolidated financial statements for further details including the reconciliation of profit for the year to adjusted EBITDA.
Provisions
Total provisions increased by 5% from US$459 million in 2023 to US$481 million in 2024 and included the following:

	United States Dollar
Figures in millions unless otherwise stated	2024	2023

Provision for environmental rehabilitation costs	475	453
Silicosis settlement costs	5	5
Other provisions	1	1
Total provisions	481	459
Current portion of provision[1]	(79)	(47)
Non-current portion of provisions	402	412
1Current portion of provision comprises US$78 million (2023: US$47 million) of the current portion of the environmental rehabilitation costs and US$1 million (2023: US$nil) of the current portion of the silicosis settlement costs.
Provision for environmental rehabilitation costs
The amount provided for environmental rehabilitation costs increased by 5% from US$453 million at 31 December 2023 to US$475 million at 31 December 2024. The increase is due to the increase in the gross base cases mainly at Cerro Corona and the Ghanaian operations.
This provision represents the present value of closure, rehabilitation and other environmental obligations up to 31 December 2024. This provision is updated annually to take account of inflation, the time value of money, any new environmental obligations incurred or rehabilitation performed during the year. Refer to note 28.1 of the consolidated financial statements for inputs used in the determination of the provision.
The South African and Ghanaian operations contribute to a dedicated environmental trust fund and a dedicated bank account, respectively, to provide financing for final closure and rehabilitation costs. The amount invested in the fund is shown as a non-current asset in the financial statements and increased by 14% from US$110 million at 31 December 2023 to US$125 million at 31 December 2024.
The increase is mainly as a result of contributions amounting to US$13 million and interest income of US$4 million. The South African and
Ghanaian operations are required to contribute annually to the trust fund over the remaining lives of the mines, to ensure that sufficient funds are available to discharge commitments for future rehabilitation costs.
At 31 December 2024, Australia and Peru had set aside US$80 million (2023: US$60 million) and US$20 million (2023: US$20 million), respectively, for future rehabilitation costs. These comprised secured cash deposits and are included in cash and cash equivalents.
The contributions in Australia and Peru are pro-active and not legally required by local legislation.

AFR-42	Gold Fields
Management’s discussion and analysis of the financial statements continued
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
As of 11 February 2025, 20,778 claimants have received benefits from the Trust in the aggregate amount of R1,936 billion.
Gold Fields has provided for the estimated cost of the above settlement based on actuarial assessments and the provisions of the
Silicosis and Tuberculosis Settlement Agreement. At 31 December 2024, the provision for Gold Fields’ share of the settlement of the class action claims and related costs amounted to US$5 million (R92 million) (2023: US$5 million (R94 million)) of which US$1 million
(R16 million) (2023: US$nil (R4 million)) was classified as current and US$4 million (R76 million) (2023: US$5 million (R89 million)) as non-
current. The nominal value of this provision is US$6 million (R119 million) (2023: US$7 million (R132 million)).
The assumptions that were made in the determination of the provision include silicosis prevalence rates, estimated settlement per claimant, benefit take-up rates and disease progression rates. A discount rate of 9.02% (2023: 9.27%) was used, based on government bonds with similar terms to the anticipated settlements.
The ultimate outcome of this matter however remains uncertain, with the number of eligible workers successfully submitting claims and receiving compensation being uncertain. The provision is consequently subject to adjustment in the future. Refer to notes 28.2 and 38 of the consolidated financial statements for further details.
Other long-term provisions
Other long-term provisions remained flat at US$1 million.
Credit facilities
At 31 December 2024, the Group had unutilised committed banking facilities available under the following facilities, details of which are discussed in note 27:
•US$166 million available under the new US$1,200 million revolving credit facility;
•US$52 million available under the US$85 million revolving senior secured credit facility;
•US$100 million available under the US$100 million senior secured revolving credit facility;
•A$160 million (US$99 million) under the new A$500 million syndicated revolving credit facility;
•R500 million (US$27 million) available under the R500 million Nedbank revolving credit facility;
•R500 million (US$27 million) available under the new R500 million Absa Bank revolving credit facility;
•R1,000 million (US$53 million) available under the R1,500 million Rand Merchant Bank revolving credit facility; and
•R500 million (US$27 million) available under the R500 million Standard Bank revolving credit facility.
Substantial contractual arrangements for uncommitted borrowing facilities are maintained with several banking counterparties to meet the
Group’s normal contingency funding requirements.
As of the date of this report, the Group was not in default under the terms of any of its outstanding credit facilities.
Working capital
Following its going concern assessment performed, which takes into account the 2025 operational plan, net debt position and unutilised loan facilities, management believes that Gold Fields’ working capital resources, by way of internal sources and banking facilities, are sufficient to fund Gold Fields’ currently foreseeable future business requirements.
Off-balance sheet items
At 31 December 2024, Gold Fields had no material off-balance sheet items except as disclosed under guarantees and capital commitments.

Gold Fields	AFR-43
Contractual obligations, commitments and guarantees at 31 December 2024

	United States Dollar
	Payments due by period
Figures in millions unless otherwise stated	Total	Within one year	Between one and five years	After five years

Borrowings
US$500 million 10-year notes issue
Capital[1]	500.0	—	500.0	—
Interest	134.0	30.6	103.4	—
US$85 million revolving senior secured credit facility
Capital	33.5	—	33.5	—
Interest	2.9	2.2	0.7	—
A$500 million syndicated revolving credit facility
Capital	210.6	—	210.6	—
Interest	47.6	12.7	34.9	—
US$1,200 million revolving senior secured credit facility
Capital	1,034.5	—	1,034.5	—
Interest	250.7	57.9	192.8	—
US$750 million multi-currency bridge facilities
Capital	719.1	719.1	—	—
Interest	28.3	28.3	—	—
Other obligations
Finance lease liability	560.9	111.3	271.2	178.4
Environmental obligations[2]	641.4	80.7	179.6	381.1
Trade and other payables	545.6	545.6	—	—
South Deep dividend	2.5	0.7	1.4	0.4
Total contractual obligations	4,711.6	1,589.1	2,562.6	559.9
1The capital amounts of the US$500 10-year notes issue in the table above represents the principal amount to be repaid and differ from the carrying value presented in the statement of financial position due to the unwinding of transaction costs capitalised at inception.
2Gold Fields makes full provision for all environmental obligations based on the net present value of the estimated cost of restoring the environmental disturbance that has occurred up to the reporting date. Management believes that the provisions made for environmental obligations are adequate to cover the expected volume of such obligations.

	United States Dollar
	Amounts of commitments expiring by period
Figures in millions unless otherwise stated	Total	Within one year	Between one and five years	After five years

Commitments
Capital expenditure – contracted for	360.9	360.9	—	—
Total commitments	360.9	360.9	—	—
Guarantees
Guarantees consist of numerous obligations. Guarantees consisting of US$226 million committed to guarantee Gold Fields’
environmental and other obligations with respect to its South African, Peruvian, Chilean, Ghanaian and Australian operations are fully provided for under the provision for environmental rehabilitation and certain lease liabilities and are not included in the amount above.

AFR-44	Gold Fields
Management’s discussion and analysis of the financial statements continued
Information communication and technology (“ICT”)
Gold Fields ICT is a strategic function that supports the Gold Fields business, by ensuring that the information and technology systems are available and operating efficiently whilst being protected from cybersecurity and related risks.
The ICT digital strategy remains aligned with the Group’s business strategy and sets the foundation for the adoption of business systems, digital infrastructure, processes and technologies that enable the achievement of Gold Fields’ purpose and objective.
The Gold Fields vision to be the preferred gold mining company delivering sustainable, superior value requires the utilisation of digital technologies, as well as the agility to respond to the rapidly changing technology environment and its associated risks. This is achieved by ensuring that the technology, systems and associated infrastructure have been implemented to enable the mining assets to adopt digital systems for safe, cost effective and efficient operations.
Gold Fields ICT is responsible for the acquisition, management, governance, risk management and protection of all information and technology assets across the Group.  Gold Fields ICT is also responsible for maintaining a comprehensive cybersecurity posture to protect the Group from cybersecurity-related risks, as well as ensuring that the group adheres to the applicable cybersecurity and protection of information regulations across the various jurisdictions in which it operates.
Through diligent governance, the Gold Fields ICT purpose and goals set a high-level direction for managing the Gold Fields ICT strategic assets, ensuring efficiency and securing them against evolving threats:

Gold Fields ICT purpose and Goals

Goal		Key Objective
Digital Strategy Alignment
•Seamlessly integrate ICT with Gold Fields’ business strategies, enhancing the assets capacity to achieve organizational goals; and
•Identify and deploy digital technologies that advance our business and operational efficiencies.

	Risk Management	•Effectively identify, assess, and mitigate ICT-related risks to protect our information assets.
ICT Value Delivery
•Maximize the value derived from ICT investments, ensuring they contribute significantly to our business objectives and ensuring that ICT investments are tracked, monitored and measured against business outcomes.

	Compliance	•Maintain a dynamic ICT regulatory framework that adapts to technological advancements and ensures compliance to internal policies, industry standards, and legal and regulatory requirements.
	Resilience	•Guarantee the uninterrupted availability and recoverability of critical systems, maintaining business continuity and integrating ICT resilience into business continuity planning.
Cyber Security
•Sustain a proactive cybersecurity posture to protect against and respond to cyber threats whilst ensuring stringent access controls and information protection policies, aligning to best practice cybersecurity standards

Innovation
•Foster a culture of innovation within ICT to deploy cutting-edge solutions that enhance our mining operations by continually exploring and assessing new digital technologies for potential adoption and collaborating with industry think tanks and forums to stay informed of emerging trends.

Sustainability and Environmental Considerations
•Integrate environmental sustainability into ICT initiatives, supporting corporate responsibility goals by implementing energy-efficient technologies and practices and promoting the reduction of electronic waste through recycling programs and the procurement of sustainable technologies.

	Data Governance and Management	•Establish a robust framework for data which enables ubiquitous access, whilst ensuring data governance with a secure and ethical data management system.
Digital Literacy and Training
•Enhance digital literacy across the organization to maximize the benefits of ICT investments through ongoing training programs and a culture of continuous learning, ensuring all staff are confident and competent in digital technologies and practices.

Gold Fields	AFR-45

Goal		Key Objective

	Culture and Change Management	•Manage the adoption of ICT assets minimizing disruption and resistance, whilst creating a technology centric culture that is congruent with the overall business culture.
	Stakeholder Engagement	•Engage with a broad spectrum of stakeholders, including external partners, to enrich our ICT strategy and ensure transparent communication with all stakeholders about ICT initiatives and outcomes.
	Benchmarking	•Continuously benchmark Gold Fields ICT to identify areas of improvement.
Inclusion and Accessibility
•Ensure that ICT solutions are accessible and inclusive, enabling the entire workforce to benefit from these solutions and engage with stakeholders to gather feedback on accessibility and make necessary adjustments.

Ethics in Technology Use
•Ensure responsible and ethical use of technology, particularly in areas like AI and data analytics and regularly review the impact of Gold Fields technologies to avoid unintended consequences and ensure positive outcomes.

Strategy
The Gold Fields ICT digital strategy is aligned to the Gold Fields business strategy and is designed to enable the achievement of the group's business objectives. The strategy is focused on a number of key strategic programmes:
•Digital infrastructure: The focus of digital infrastructure is to establish technology platforms and a digital network backbone across the group, through the adoption of next generation connectivity and cloud platforms across the operations. The digital backbone will enable the seamless flow of data across the group whilst ensuring the necessary safeguards are in place to maintain the group's cybersecurity posture. Gold Fields ICT is delivering on the strategic cloud first vision, by adopting resilient and secure cloud technologies with the migration of certain key systems from legacy on-premise infrastructure into the Gold Fields cloud environment;
•Artificial Intelligence and Data analytics: Artificial intelligence and Data Analytics may be adopted to create solutions across the mining value chain.  The journey to becoming an insights driven organisation continues to evolve and in alignment with this, several data analytics initiatives have been completed in 2024. The adoption of data lake technology, as well as robotic process automation continues to be implemented with significant business process improvements achieved;
•Cybersecurity: The purpose of sustaining a suitable cybersecurity posture is to protect the information assets contained within the Gold
Fields technology landscape. As the business progresses towards a more digital ecosystem, and as Operational Technology becomes more digital, the nature and context of the cybersecurity risk evolves. Responding to these cyber security threats and dynamically evolving an enhanced and robust cybersecurity posture continues to remain a key focus of the Gold Fields digital strategy. Several initiatives in the area of identity and access management, third party threat management, and cyber threat detection and response have been implemented during 2024.  Further maintaining a risk management and compliance discipline that encompasses industry-
leading practices has been a key focus which includes regular cybersecurity simulation exercises to evaluate Gold Fields global incident response processes.
•People management: The Gold Fields digital people platforms that deliver on the future of work and an enhanced employee experience continue to be improved and optimised with new technology releases being adopted by the group. Notably the employee experience has been extended to the entire workforce utilising extended workforce management.
•Information technology (“IT”) and operational technology (“OT”) convergence: The convergence of information technology and operational technology is a key component of the journey to an insights driven organization. The focus during 2024 was to establish a unified architecture and set of standards to facilitate the convergence of data with appropriate governance and security in place.
•Digital Value: As Gold Fields continues to adopt digital technologies, digital value has been focused on coordinating and integrating value management while leveraging the existing ICT investment and delivery models. In addition, ICT has maintained custodianship of digital architecture and data governance whilst ensuring ongoing value is realised from the digital investments.
•Gold Fields ICT Operating Model: Gold Fields ICT operating and delivery model has been reviewed for alignment to the  new Gold
Fields functional operating model. An industry best practice approach has been utilised to design and reposition an enhanced ICT function that is able to effectively deliver on the digital strategy. This model enables ICT to focus on business and strategic imperatives, whilst adopting suitable partnerships thereby creating the capacity to deliver against key strategic objectives and identifying opportunities to enable the rapid deployment of digital technologies.

AFR-46	Gold Fields
Management’s discussion and analysis of the financial statements continued
Governance
The Gold Fields Board of Directors and its committees are focused on ICT and particularly cybersecurity, governance and risk management. Accordingly, governance is a critical component forming a part of the management of ICT at Gold Fields.
The Gold Fields Audit Committee mandates that the Gold Fields ICT Charter is updated and approved annually and that it articulates the
ICT and cybersecurity governance mechanisms adopted within the Group. This Charter is compliant with the King IV Code of Corporate
Governance and provides assurance to the Board that the ICT function is being managed efficiently and effectively and that ICT risks are adequately mitigated. The ICT governance structure which is outlined in the Charter, mandates certain responsibilities and delegations of authority applicable to ICT.
An ICT Management Committee is established to define and deliver on the ICT digital strategy as approved by the Executive Committee and the Audit Committee. The ICT management committee responds to the direction provided by the Audit Committee and seeks approval of the goals being targeted in the long-term. This management committee is made up of ICT leadership from the mining assets, convenes monthly to assess the performance of ICT as well as ICT’s progress in achieving the defined ICT goals and digital strategy. The management committee reports to the CFO and Audit Committee on governance, risk, cybersecurity and other strategic matters on a quarterly basis.
Cybersecurity
Cybersecurity remains one of the key priorities of Gold Fields ICT, and whilst the ICT digital strategy is being executed, the importance of continuously evolving and enhancing the Group’s cybersecurity posture is a critical component of successfully achieving ICT’s strategic objectives.
Cybersecurity Strategy
The Gold Fields cybersecurity strategy is premised on ensuring that the group sustains a proactive cybersecurity posture to protect against and respond to cyber threats. Key elements of the Gold Fields cyber security strategy and posture include:
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
•Third-Party Risk Assessment: Maintaining a robust third-party risk assessment capability enabling the group to continuously monitor our digital attack surface and implement appropriate risk mitigation strategies;
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
•Cybersecurity Simulations: Various cyber security simulations are conducted throughout the year, to test and verify the effectiveness of the Group’s cybersecurity posture;
•Compliance and Regulation: Ensuring that the Group remains compliant to relevant cybersecurity regulations and compliance requirements, e.g., Protection of Personal Information Act ("POPIA") and General Data Protection Regulation ("GDPR") and the activities, actions, policies and procedures are continuously enhanced to maintain compliance as the regulatory landscape evolves;
•Continuous Monitoring, Reporting and Improvement: Gold Fields ICT regularly monitors the effectiveness of its cybersecurity measures, adapting to new threats, and continuously improving the organisation's cybersecurity posture. The Gold Fields CIO and Chief
Information Security Officer (“CISO”) reports on this monitoring, as well as cybersecurity vulnerabilities, incidents and threat intelligence monthly to the CFO. The CIO remains responsible for assessing and managing any material risks emanating from the cybersecurity threats. The CIO relies on the expertise of the CISO who has over 18 years of cybersecurity experience and holds a Bachelor’s degree in Cyber Forensics, Information Security & Management and a Masters in Information Security, and Cyber Security Certification from
MIT and Harvard.  These reports are further tabled at the Audit Committee as part of the quarterly reporting process;
•Security Operations Centre: A Security Operations Centre has been established and is responsible for monitoring and addressing cybersecurity, vulnerabilities, threats and incidents;
•Integrate: Integrating and automating cyber technologies and controls to offer a unified view of the cyber estate, safeguarding all Gold
Fields digital assets; and
•AI: Adopting the use of artificial intelligence in the identification of cybersecurity threats and vulnerabilities.

Gold Fields	AFR-47
Gold Fields ICT will continue to adopt and adapt countermeasures in order to strengthen the Group’s cybersecurity defences against a wide range of threats, spanning from identity theft, corporate espionage and the sabotage of industrial control systems. Gold Fields corporate office and operating mines have achieved and continue to maintain the ISO 27001:2013 Information Security Certification to
provide further assurance around the cybersecurity posture adopted by the Group.
ICT at Gold Fields remains committed to inculcating and cultivating a security-conscious culture and further embedding cybersecurity by design whilst modernising the Gold Fields technology assets.
Cyber Security Threats and Incidents
There were no material cybersecurity incidents that materially affected Gold Fields, including its business strategy, results of operations, or financial condition that occurred during the course of 2024.
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
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness into future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Gold Fields’ management assessed the effectiveness of its internal control over financial reporting as of 31 December 2024. In making this assessment, Gold Fields’ management used the criteria established in Internal Control-Integrated Framework (2013) issued by the
Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based upon its assessment, Gold Fields’ management concluded that, as of 31 December 2024, its internal control over financial reporting is effective based upon those criteria.
Gold Fields completed its acquisition of Osisko Mining Inc. (“Osisko”) on 25 October 2024, consolidating 100% ownership of the Windfall project. Following the acquisition, Osisko was renamed to Windfall Mining Inc. / Groupe Minier Windfall Inc. ("Windfall Mining"). Windfall
Mining's operations and related controls are in the process of being integrated into Gold Fields’ existing control environment. As permitted under SEC guidance for recently acquired entities, management has excluded Windfall Mining from its assessment of its
Internal Control over Financial Reporting ("ICFR").
Windfall Mining accounted for 17% of Gold Fields consolidated total assets and nil% of Gold Fields’ consolidated total revenues for the fiscal year ended 31 December 2024.
Gold Fields is engaged in refining and harmonising the internal controls and processes of Windfall Mining's operations into Gold Fields
ICFR framework and addressing any identified deficiencies. Management intends to disclose material changes resulting from the integration within or prior to the time of the first ICFR assessment that is required to include Windfall Mining.
Except as described above, there were no changes to Gold Fields’ ICFR during the period covered by this report that have materially affected, or are reasonably likely to materially affect, Gold Fields’ internal control over financial reporting.

AFR-48	Gold Fields
Management’s discussion and analysis of the financial statements continued
Outlook and guidance for 2025
Our primary focus for 2025 is ensuring safe, reliable and cost-effective delivery against our production plans and guidance for the year.
This will provide the platform for continued progress of our strategic priorities which are aligned to the three strategic pillars of the business.
For 2025, attributable gold equivalent production is expected to be between 2.250Moz and 2.450Moz (compared to 2.071Moz delivered in 2024). AISC is expected to be between US$1,500/oz and US$1,650/oz and AIC is expected to be between US$1,780/oz and US$1,930/
oz. Included in non-sustaining capital expenditure is A$167 million (US$110 million) for the St Ives renewable power project.
Excluding St Ives microgrid, which accounts for approximately US$48/oz, the range for AIC is expected to be between be US$1,732/oz and US$1,882/oz. On an operations only basis, excluding the Windfall project and other corporate projects, AIC is expected to be between US$1,625/oz and US$1,775/oz.
The exchange rates used for our 2025 guidance are: R/US$18.50, US$/A$0.66 and C$/US$0.71. The metal price assumptions for the calculation of royalties and copper and silver by-products are: gold price US$2,700/ oz (A$4,090/oz, R1,605,900/kg); copper price
US$8,900/t and silver price US$29/oz.
2025 is another year in which capital expenditure levels will remain elevated, given the remaining capital budgeted for the renewables microgrid at St Ives, the pre-development capital planned for Windfall, as well as sustaining capex across the portfolio, to maintain the production base of the Group.
Total capex for the Group for the year is expected to be between US$1,490 billion and US$1,550 billion. Sustaining capital is expected to be between US$940 million and US$970 million. The increase in sustaining capital from US$849 million in 2024 is driven largely by capital waste stripping at Gruyere and Tarkwa, as well as underground development at Granny Smith.
Non-sustaining capex is expected to be between US$550 million and US$580 million, with the largest component of this being the
Windfall Project capital of US$400 million and the St Ives renewable power project of US$110 million.
Alex Dall
Chief Financial Officer
27 March 2025

Gold Fields	AFR-49
Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Gold Fields Limited
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated statements of financial position of Gold Fields Limited and its subsidiaries (the
“Company”) as of 31 December 2024 and 31 December 2023, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for each of the three years in the period ended 31 December 2024, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of 31 December 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway
Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the
Company as of 31 December 2024 and 31 December 2023, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2024 in conformity with IFRS Accounting Standards as issued by the International Accounting
Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.
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
As described in Management’s Report on Internal Control over Financial Reporting appearing under Item 15d, management has excluded
Osisko Mining Incorporated from its assessment of internal control over financial reporting as of 31 December 2024 because it was acquired by the Company in an asset acquisition during 2024. We have also excluded Osisko Mining Incorporated from our audit of internal control over financial reporting. Osisko Mining Incorporated is a wholly owned subsidiary whose total assets and total revenues are excluded from management’s assessment and our audit of internal control over financial reporting represent approximately 17% and nil%, respectively, of the related consolidated financial statement amounts as of and for the year ended 31 December 2024.

AFR-50	Gold Fields
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
Accounting for the acquisition of Osisko Mining Incorporated
As described in Note 17 to the consolidated financial statements, the Company completed its acquisition of Osisko Mining Incorporated
(“Osisko”) on 25 October 2024. During 2023, the Company entered into an agreement with Osisko for a 50% joint ownership interest in the Windfall Project (“Windfall”). Management accounted for the initial transaction as an equity accounted joint venture in accordance with
IFRS Accounting Standards as issued by the International Accounting Standards Board. During 2024, the Company entered into an agreement with Osisko to acquire 100% of its issued share capital. The agreement represents a direct acquisition of Osisko as well as an indirect acquisition of the remaining 50% interest in the Windfall Project. The transaction was accounted for as an asset acquisition.
Net consideration amounted to US$1,708.6 million.
In determining the fair value of the assets acquired and liabilities assumed, the Company applied significant assumptions to estimate the fair value of the mineral rights amounting to US$1,329.1 million (C$1,845.8 million) included in the take on balance of property, plant and equipment of US$ 1,706.8 million, by applying an income approach using a discounted cash flow model and a resource market multiple approach. Significant assumptions used to estimate the fair value of the mineral resources included gold price forecasts, discount rates, resource market multiples and cash flow forecasts.
The principal considerations for our determination that performing procedures relating to the acquisition of Osisko is a critical audit matter are (i) the significant judgment by management in determining the fair value of mineral rights; (ii) a high degree of auditor judgment, subjectivity, and effort in evaluating management’s significant assumptions relating to gold price forecasts, discount rates, resource market multiples and cash flow forecasts; (iii) the audit effort involved the use of professionals with specialized skill and knowledge;
(iv) evaluating the reasonableness of the significant assumptions used by management related to gold price forecasts, discount rates, resource market multiples, and cash flow forecasts. Evaluating the reasonableness of management’s key assumptions included the evaluation of key market-related assumptions (including gold price forecasts, discount rates and resource market multiples) used against external market and third party data, and considering the reasonableness of the cash flow forecasts used in the discounted cash flow model. (v) Professionals with specialized skill and knowledge were used to assist in evaluating (a) the appropriateness of the valuation methods used, including the discounted cash flow model and resource market multiple approach; and (b) the reasonableness of the gold price forecasts, discount rates and resource market multiples.

Gold Fields	AFR-51
Addressing the matter involved performing procedures and evaluating audit evidence in forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the fair value determination of the mineral rights acquired including controls relating to key assumptions used. These procedures also included, among others, (i) testing management’s process for developing the fair value estimate of mineral rights including the evaluation of the use of management’s specialists. As a basis for using their work, management’s specialists’ qualifications and objectivity were understood as well as their methods and assumptions applied in the fair value determination; (ii) evaluating the appropriateness of the valuation methods used, including the discounted cash flow model and resource market multiple approach used by management; (iii) testing the completeness and accuracy of underlying data used in the model and resource market multiple approach; (iv) evaluating the reasonableness of the significant assumptions used by management related to gold price forecasts, discount rates, resource market multiples, and cash flow forecasts. Evaluating the reasonableness of management’s key assumptions included an evaluation of key market-related assumptions
(including gold price forecasts, discount rates and resource market multiples) used against external market and third party data, and evaluating the reasonableness of the cash flow forecasts used in the discounted cash flow model.(v) Professionals with specialized skill and knowledge were used to assist in evaluating (a) the appropriateness of the valuation methods, including the discounted cash flow model and resource market multiple approach and (b) the reasonableness of the gold price forecasts, discount rates and resource market multiples.
/s/ PricewaterhouseCoopers Inc.
Johannesburg, South Africa
27 March 2025
We have served as the Company’s auditor since 2019.

AFR-52	Gold Fields
Accounting policies
The material accounting policies applied in the preparation of these financial statements (referred to as the “consolidated financial statements” or “financial statements”) are set out below. These policies have been consistently applied to all the years presented, except for the adoption of new and revised standards and interpretations or unless otherwise indicated.
Gold Fields Limited (the “Company” or “Gold Fields”) is a company domiciled in South Africa. The registration number of the Company is
1968/4880/6. The address of the Company is 150 Helen Road, Sandton, Johannesburg. The consolidated financial statements of the
Company as at 31 December 2024 and 2023 and for each of the years in the three-year periods ended 31 December 2024, 2023 and
2022 comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”) as well as the
Group’s share of the assets, liabilities, income and expenses of its joint operations and the Group’s interest in associates and its joint ventures. The Group is primarily involved in gold mining.
1.Basis of preparation
The financial statements of the Group have been prepared in accordance with IFRS® Accounting Standards as issued by the
International Accounting Standards Board (“IASB”).
As required by the United States Securities and Exchange Commission, the financial statements include the consolidated statements of financial position as at 31 December 2024 and 2023 and the consolidated income statements and statements of comprehensive income, changes in equity and cash flows for the years ended 31 December 2024, 2023 and 2022 and the related notes.
The consolidated financial statements were authorised for issue by the Board of Directors on 27 March 2025.
Standards, interpretations and amendments to published standards effective for the year ended 31 December 2024 or early
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
•The amendments did not have an impact on the Group as they
did not impact the classification of any of the Group's liabilities.
No impact
IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosure	Amendments
•The amendments require disclosures to enhance the
transparency of supplier finance arrangements and their
effects on an entity's liabilities, cash flows and exposure to liquidity risk; and
•The amendments did not have an impact on the Group, due to
the fact that the Group does not have supplier finance
arrangements.
No impact
IFRS 16 Leases	Amendments
•The amendments include requirements for sale and leaseback
transactions in IFRS 16 to explain how an entity accounts for a sale and leaseback after the date of the transaction. Sale and leaseback transactions where some or all the lease payments
are variable lease payments that do not depend on an index
or rate are most likely to be impacted; and
•The amendments did not have an impact on the Group, due to
the fact that the Group does not have sale and leaseback
transactions.
No impact

Gold Fields	AFR-53
Standards, interpretations and amendments to published standards that are not yet effective
Certain new standards, amendments and interpretations to existing standards have been published that apply to the Group’s accounting periods beginning on 1 January 2025 or later periods but have not been early adopted by the Group.
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
•The amendment is not expected to have a material impact on
the Group.
1 January 2025
IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures	Amendments
•The amendments provide the following guidance:
–Clarify the date of derecognition of financial assets and
liabilities, with an exception for financial liabilities settled through an electronic cash transfer system;
–Clarify and add guidance for assessing whether a financial
asset meets the solely payments of principal and interest
criterion;
–Additional disclosures for instruments with contractual terms that can change cash flows (instruments linked to the
achievement of environmental, social and governance
("ESG") targets); and
–Additional disclosures for equity instruments designated at fair value through other comprehensive income.
•The Group is currently in the process of assessing the impact of these amendments.
1 January 2026
IFRS 18 Presentation and Disclosure in Financial Statements	New Standard
•IFRS 18 replaces IAS1 Presentation of Financial Statements and sets out the requirements for the presentation and disclosure of information in general purpose financial statements.
•The Group is currently in the process of assessing the impact of these amendments.
1 January 2027
IFRS 19 Subsidiaries without Public Accountability	New Standard
•IFRS 19 is a voluntary accounting standard with the objective to provide reduced disclosure requirements for eligible
subsidiaries.
•The new standard will not have an impact on the Group's
consolidated financial statement.
1 January 2027
*Effective date refers to annual period beginning on or after said date.
#On 6 March 2024, the SEC adopted rules covering climate-related disclosures which will result in a significant expansion of required climate-related disclosures in
SEC filings. The required disclosures are included in Regulations S-K and S-X and cover strategy, governance, risk management, targets and goals, greenhouse gas emissions, and financial statement effects (collectively, the “SEC climate disclosure rules”). The new rules apply to both domestic and foreign private issuers (FPIs) and create a new “Climate-Related Disclosure” section in annual reports and registration statements. The new rules also require certain disclosures in the audited financial statements. The effective dates and transition provisions vary by type of registrant and for certain disclosure provisions. On 4 April 2024, the SEC issued an order to stay the rules to "facilitate the orderly judicial resolutions" of pending legal challenges. SEC registrants should continue to apply the existing disclosure rules until the stay is lifted or the litigation is resolved. The Group is currently in the process of assessing the impact of the rules.

AFR-54	Gold Fields
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
•Business combinations and asset acquisitions;
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
The Group is required to determine and report on the Mineral Reserves and Resources in accordance with the South African
Mineral Resource Committee (“SAMREC”) code and the United States Security and Exchange Commission Rule SK 1300 on an
annual basis. The Mineral Reserves and Resources were approved by the Competent Person.

Gold Fields	AFR-55
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
The Group reviews and tests the carrying value of long-lived assets when events or changes in circumstances suggest that the carrying amount may not be recoverable by comparing the recoverable amounts to these carrying values. Assets are grouped at the lowest level for which identifiable cash flows are largely independent of cash flows of other assets and liabilities. If there are indications that impairment or reversal of impairment may have occurred, estimates are prepared of recoverable amounts of each group of assets. The recoverable amounts of cash-generating units (“CGU”) and individual assets have been determined based on the higher of value in use and fair value less cost of disposal (“FVLCOD”) calculations. Expected future cash flows used to determine the value in use or FVLCOD of property, plant and equipment are inherently uncertain and could materially change over time. They are significantly affected by a number of factors including reserves and production estimates, together with economic factors such as the gold, silver and copper prices, discount rates, foreign currency exchange rates, inflation rates, resource valuations (determined based on comparable market transactions), estimates of costs to produce reserves and future capital expenditure.
The Group generally used FVLCOD to determine the recoverable amount of each CGU.

AFR-56	Gold Fields
Accounting policies continued
1.Basis of preparation continued
Significant assumptions used in the Group’s impairment assessments (FVLCOD calculations) include:

	2024	2023	2022

US$ Gold price per ounce – year 1	US$2,590	US$1,910	US$1,740
US$ Gold price per ounce – year 2	US$2,550	US$1,875	US$1,730
US$ Gold price per ounce – year 3	US$2,470	US$1,800	US$1,700
US$ Gold price per ounce – year 4	US$2,400	US$1,760	US$1,650
US$ Gold price per ounce – year 5 onwards	US$2,160	US$1,720	US$1,620
Rand Gold price per kilogram – year 1	R1,465,000	R1,110,000	R925,000
Rand Gold price per kilogram – year 2	R1,420,000	R1,060,000	R925,000
Rand Gold price per kilogram – year 3	R1,410,000	R1,030,000	R925,000
Rand Gold price per kilogram – year 4	R1,370,000	R1,020,000	R900,000
Rand Gold price per kilogram – year 5 onwards	R1,233,000	R990,000	R875,000
A$ Gold price per ounce – year 1	A$4,020	A$2,830	A$2,500
A$ Gold price per ounce – year 2	A$3,810	A$2,690	A$2,400
A$ Gold price per ounce – year 3	A$3,670	A$2,570	A$2,350
A$ Gold price per ounce – year 4	A$3,510	A$2,500	A$2,250
A$ Gold price per ounce – year 5 onwards	A$3,120	A$2,430	A$2,200
US$ Copper price per tonne – year 1	US$9,600	US$8,500	US$7,700
US$ Copper price per tonne – year 2	US$10,050	US$8,700	US$8,150
US$ Copper price per tonne – year 3	US$10,260	US$8,900	US$8,150
US$ Copper price per tonne – year 4	US$10,600	US$8,600	US$8,150
US$ Copper price per tonne – year 5 onwards	US$9,260	US$8,400	US$7,700
Resource value per ounce (used to calculate the value beyond proved and probable reserves)
•Ghana (with infrastructure)	US$70	US$79	US$71
•Peru (with infrastructure)[1]	N/A	N/A	US$30
•Chile (without infrastructure)	US$36	US$40	US$29
Discount rates
•South Africa – nominal	15.9%	16.8%	16.3%
•Ghana – real	12.9%	13.5%	15.9%
•Peru – real	8.3%	7.7%	8.1%
•Australia – real	6.7%	6.2%	6.3%
•Chile – real	8.7%	8.9%	9.1%
Inflation rate – South Africa[2]	4.6%	4.5%	5.4%
Life-of-mine
•South Deep[3]	85 years	73 years	74 years
•Tarkwa	11 years	12 years	13 years
•Damang	1 year	2 years	3 years
•Cerro Corona	6 years	7 years	8 years
•St Ives	9 years	8 years	8 years
•Agnew	5 years	5 years	5 years
•Granny Smith	10 years	11 years	10 years
•Gruyere	8 years	9 years	11 years
•Salares Norte	11 years	10 years	10 years
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
and as a result are not inflated.
3In line with the 2024 ramp-up plan limiting production to 11tpa of gold, resulting in an increase of the life-of mine.

Gold Fields	AFR-57

	2024	2023	2022

Long-term exchange rates
US$/ZAR – year 1	17.59	18.08	16.53
US$/ZAR – year 2	17.32	17.58	16.63
US$/ZAR – year 3	17.76	17.80	16.92
US$/ZAR – year 4	17.76	18.03	16.97
US$/ZAR – year 5 onwards	17.76	17.90	16.80
A$/US$ – year 1	0.64	0.67	0.70
A$/US$ – year 2	0.67	0.70	0.72
A$/US$ – year 3	0.67	0.70	0.72
A$/US$ – year 4	0.68	0.70	0.73
A$/US$ – year 5 onwards	0.69	0.71	0.74
Management performed an assessment for impairment triggers, as well as indicators for reversal of previously recorded impairment losses at 31 December 2024. Where CGUs had previously been impaired, management considered whether the impairment losses no longer exist or might have decreased. Management considered general and specific factors for each CGU and concluded that although overall the gold price had improved from the time that the impairment losses had been recognised, taking into consideration the specific circumstances of each asset (including those that led to the original impairment losses), the impairment losses had not reversed. Due to the continued volatility in the gold price, coupled with the fact that the factors resulting in the previously recognised impairment losses had not reversed, management resolved it to be appropriate for no reversal of previously recognised impairment losses to be recorded for the year ended 31 December 2024. There were also no reversals of impairment in 2023 or 2022.
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
The carrying amount of property, plant and equipment at 31 December 2024 was US$7,298.4 million (2023: US$5,074.4 million).
An impairment of US$nil (2023: $156.2 million) was recognised in respect of the Cerro Corona CGU for the year ended
31 December 2024.
Business combinations and asset acquisitions
The acquisition method of accounting is used to account for business combinations by the Group. If a transaction does not meet the definition of a business under IFRS Accounting Standards, the transaction is recorded as an asset acquisition.
On 2 May 2023, Gold Fields acquired a 50% interest in the Windfall Project from Osisko. On 25 October 2024, Gold Fields acquired 100% of the issued share capital of Osisko. This represents a direct acquisition of Osisko as well as an indirect acquisition of the remaining 50% interest in the Windfall Project.
The only significant asset acquired in Osisko is the additional 50% interest in the Windfall Project. As part of the acquisition, Gold
Fields did not acquire sufficient infrastructure or processes, including an organised workforce, which could develop the acquired inputs into an operating mine. Accordingly, the transaction was accounted for as an asset acquisition. The Group elected to recognise the previously held 50% interest in the Windfall Project at its carrying value as part of the total cost of the asset acquisition.
For asset acquisitions, the total consideration paid at acquisition date is allocated based on relative fair values to the identifiable assets acquired and liabilities assumed. Expected future cash flows have been used to determine the fair value at acquisition date and are inherently uncertain. They are significantly affected by a number of factors including reserves, production start date estimates, together with economic factors such as the gold price, discount rates, foreign currency exchange rates, resource valuations (determined based on comparable market transactions), estimates of costs to produce reserves and future capital expenditure.
The key assumptions used for measurement of the fair values of Osisko's assets acquired and liabilities assumed were as follows:

25 October 2024

C$ Gold price per ounce – year 1	C$3,067
C$ Gold price per ounce – year 2	C$3,004
C$ Gold price per ounce – year 3 onwards	C$2,760
Discount rates – real	7.9%
Life-of-mine	15 years
Resource value per ounce (used to calculate the value beyond proved and probable reserves)	US$37
Long-term exchange rates
C$/US$ – years 1 and 2	0.75
C$/US$ – year 3 onwards	0.76

AFR-58	Gold Fields
Accounting policies continued
1.Basis of preparation continued
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
•Ability to produce metal in saleable form (within specifications); and
•Ability to sustain commercial levels of production of metal based on plant throughput and recoveries.
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
Salares Norte achieved first gold in March 2024 and commenced ramping to commercial levels of production which is expected to be achieved in H2 2025.
Stockpiles, gold in process and product inventories
Costs that are incurred in or benefit the productive process are accumulated as stockpiles, gold in process, ore on leach pads and product inventories. Net realisable value tests are performed on a monthly basis for short-term stockpiles, gold in process and product inventories and represent the estimated future sales price of the product based on prevailing spot metals prices at the reporting date, less estimated costs to complete production and bring the product to sale.
Net realisable value tests are performed annually for long-term stockpiles and represent the estimated future sales price of the product based on long-term metal prices at the reporting date, less estimated costs to complete production and bring the product to sale on a discounted basis. Refer pages 56 to 57 for long-term gold prices.
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
The carrying amount of total gold in process and stockpiles (non-current and current) at 31 December 2024 was US$791.0 million
(2023: US$814.6 million).
During 2024, a net realisable value adjustment to stockpiles of US$3.0 million (2023: US$33.8 million at Damang) was processed at Cerro Corona.
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
together with economic factors such as gold and copper prices, discount rates, foreign currency exchange rates, resource valuations (determined based on comparable market transactions or other accepted valuation methods), estimates of costs to produce reserves and future capital expenditure.

Gold Fields	AFR-59
The key assumptions used in the income and market approach for Asanko were as follows:

2023

US$ Gold price per ounce – year 1 to 3	US$1,800 – US$1,910
US$ Gold price per ounce – year 4 onwards	US$1,720
Discount rates – real	19.9%
Life-of-mine	7 years
The FVLCOD calculations are sensitive to the gold price assumption and the quoted market prices, a decrease or increase in these two assumptions could materially change the FVLCOD.
On 21 December 2023, Gold Fields announced the divestment of its 45% shareholding in Asanko Gold (both the preference shares and equity-accounted investee) to the joint venture partner Galiano Gold. The transaction was subject to a number of conditions and was concluded on 4 March 2024 with the receipt of US$65 million in cash and 28.5 million in Galiano shares, resulting in the recognition of a profit on disposal amounting to US$5.6m in 2024. Refer notes 14 and 15 for further details.
On 2 May 2023, Gold Fields, through a 100% held Canadian subsidiary, acquired a 50% interest in the Windfall Project in Québec,
Canada from Osisko Mining Incorporated. The Group classified its interest in the Windfall Project as a joint venture at 31
December 2023. Refer note 17.1 for key assumptions used in the valuation of the Windfall Project contingent and exploration considerations.
On 12 August 2024, Gold Fields entered into an agreement with Osisko to acquire 100% of its issued share capital. This represents a direct acquisition of Osisko as well as an indirect acquisition of the remaining 50% interest in the Windfall Project (the
“second Transaction”). The acquisition date was 25 October 2024, the date on which all conditions precedent were met and the consideration was paid in full by Gold Fields. On 25 October 2024, the initial 50% interest in the Windfall Project was derecognised as a joint venture and recognised as an asset acquisition together with the additional 50% interest held by Osisko, in terms of the second Transaction. Refer notes 17.1 and 17.2 for further details.
Refer to notes 14, 15, 17.1 and 18 for further details.
The carrying amount of equity-accounted investees at 31 December 2024 was US$12.6 million (2023: US$548.6 million)
Provision for environmental rehabilitation costs
The Group’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. The Group recognises management’s best estimate for the provision of environmental rehabilitation costs in the period in which they are incurred. Actual costs incurred in future periods could differ materially from the estimates. Additionally, future changes to environmental laws and regulations, life-of-mine estimates and discount rates could affect the carrying amount of this provision.
Refer to note 28.1 for details of key assumptions used to estimate the provision.
The carrying amounts of the provision for environmental rehabilitation costs at 31 December 2024 was US$475.5 million
(2023: US$452.9 million) of which US$78.4 million (2023: US$46.8 million) was classified as current and US$397.1 million
(2023: US$406.1 million) as non-current.
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
The carrying amounts of the provision for silicosis settlement costs at 31 December 2024 was US$4.9 million (2023:
US$5.1 million) of which US$0.8 million (2023: US$0.2 million) was classified as current and US$4.1 million (2023: US$4.9 million)
as non-current.
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
based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact income tax and deferred tax in the period in which such determination is made. Refer note 10 for further details.

AFR-60	Gold Fields
Accounting policies continued
1.Basis of preparation continued
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
Carrying values at 31 December 2024:
•Deferred taxation liability: US$503.8 million (2023: US$389.3 million);
•Deferred taxation asset: US$154.9 million (2023: US$172.2 million);
•Taxation payable: US$112.4 million (2023: US$95.7 million); and
•Taxation receivable: US$75.8 million (2023: US$82.1 million).
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
Refer to note 5 for further details.
The income statement charge for the year ended 31 December 2024 was US$4.4 million (2023: US$9.1 million and 2022:
US$6.9 million).
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
The charge for the year ended 31 December 2024 was US$14.5 million (2023: US$55.8 million and 2022:
US$29.0 million) and the balance at 31 December 2024 of the long-term cash incentive provision was
US$51.0 million (2023: US$78.9 million) of which US$31.0 million (2023: US$38.4 million) was classified as current and
US$20.0 million (2023: US$40.5 million) as non-current.
Financial instruments
Derivative financial instruments
The estimated fair value of financial instruments is determined at reporting date, based on the relevant market information.
The fair value is calculated with reference to market rates using industry valuation techniques and appropriate models.
At 31 December 2024 and 2023, the carrying value of derivative financial instruments were US$nil as all hedges matured. The income statement charge was US$nil (2023: US$nil and 2022: gain of US$24.0 million) for the year ended 31 December 2024. Refer note 41 for further details.
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
gold prices disclosed for the Asanko equity-accounted investee on page 59 and note 20 for key assumptions used.
The life-of-mine cash flows are sensitive to the gold price assumptions and an increase or decrease in the gold price could materially change the valuations.

Gold Fields	AFR-61
During 2023, the fair value of Asanko redeemable preference shares was written-up by US$33.0 million.
The fair value of the Asanko redeemable preference shares at 31 December 2023 was US$99.7 million. The Asanko redeemable preference shares were classified as held for sale at 31 December 2023 and disposed of during 2024. Refer notes 14 and 15 for further details.
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
If a transaction does not meet the definition of a business under IFRS Accounting Standards, the transaction is recorded as an asset acquisition. Accordingly, the total consideration paid at acquisition date is allocated based on relative fair values to the identifiable assets acquired and liabilities assumed. Acquisition-related costs are included in the consideration paid and capitalised. Any contingent consideration payable that is dependent on the purchaser’s future activity is not included in the consideration paid until the activity requiring the payment is performed. Any resulting future amounts payable are recognised in profit or loss when incurred. No goodwill and no deferred tax asset or liability arising from the assets acquired and liabilities assumed are recognised upon the acquisition of assets.
When an equity-accounted investment is acquired in stages and results in control of an entity that is not a business, the previously held interest is recognised at its carrying amount as part of the total cost of acquisition.
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
of the Group. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

AFR-62	Gold Fields
Accounting policies continued
2.Consolidation continued
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
Interests in associates and joint ventures are accounted for using the equity method. They are recognised initially at cost, which includes transaction costs and an estimate of any contingent and other considerations. Subsequent to initial recognition and until the date on which significant influence or joint control ceases, the consolidated financial statements include the Group’s share of the profit or loss and other comprehensive income of equity-accounted investees, as well as changes in the contingent and other considerations.
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
The carrying value of an investment in associate and joint ventures represents the cost of the investment, including goodwill where relevant, a share of the post-acquisition retained earnings and losses, any other movements in reserves, any accumulated impairment losses, changes in value of the contingent and other considerations and other adjustments to align with Gold Fields accounting policies. The Group applies IFRS 9 to long-term interests in an associate or joint venture that form part of the net investment in the associate or joint venture but to which the equity method is not applied. The carrying value is assessed annually for existence of indicators of impairment and if such exist, the carrying amount is compared to the recoverable amount, being the higher of value in use or fair value less cost of disposal. If an impairment in value has occurred, it is recognised in profit or loss in the period in which the impairment arose.
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
Assets and liabilities are translated at the exchange rate ruling at the reporting date (ZAR/US$: 18.84; US$/A$: 0.62; US$/C$:
0.70 (2023: ZAR/US$: 18.30; US$/A$: 0.68; US$/C$: 0.75 and 2022: ZAR/US$: 17.02; US$/A$: 0.69)). Equity items are translated at historical rates. The income and expenses are translated at the average exchange rate for the year (ZAR/US$: 18.33; US$/A$:
0.66; US$/C$: 0.73 (2023: ZAR/US$: 18.45; US$/A$: 0.66; US$/C$: 0.74 and 2022: ZAR/US$: 16.37; US$/A$: 0.68)), unless this average was not a reasonable approximation of the rates prevailing on the transaction dates, in which case these items were translated at the rate prevailing on the date of the transaction. Exchange differences on translation are accounted for in other comprehensive income. These differences will be recognised in profit or loss upon realisation of the underlying operation.

Gold Fields	AFR-63
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
Expenditure incurred to evaluate and develop new orebodies, to define mineralisation in existing orebodies and to establish or expand productive capacity, is capitalised until commercial levels of production are achieved, at which time the costs are amortised as set out below.
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
reserves a portion of the historic cost is allocated from the non-depreciable component of the mineral rights asset to the depreciable component of the mineral rights asset. Therefore, the category of non-depreciable mineral rights asset is expected to reduce and will eventually be fully allocated within the depreciable component of the mineral rights asset.

AFR-64	Gold Fields
Accounting policies continued
4.Property, plant and equipment continued
4.6Amortisation and depreciation of mining assets continued
Each operation typically comprises a number of mines and the depreciable component of the mineral rights asset is therefore allocated on a mine-by-mine basis at the operation and is transferred at this point to mine development and infrastructure and is then amortised over the estimated proved and probable ore reserves of the respective mine on the units-of-production method.
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
Exploration activities at certain of the Group’s non-South African operations are broken down into defined areas within the mining lease boundaries. These areas are generally defined by structural and geological continuity. Exploration costs in these areas are capitalised to the extent that specific exploration programmes on existing ore bodies have yielded targets and/or results that warrant further exploration in future years.
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
Exploration targets in respect of which costs have been capitalised at certain of the Group’s international operations are evaluated on an annual basis to ensure that these targets continue to support capitalisation of the underlying costs. Those that do not are impaired.
When any infrastructure is closed down during the year, any carrying value attributable to that infrastructure is impaired.

Gold Fields	AFR-65
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
The Group initially measures the stripping activity asset at cost, this being the accumulation of costs directly incurred to perform the stripping activity that improves access to the identified component of ore.
After initial recognition, the stripping activity asset is carried at cost less accumulated amortisation and accumulated impairment losses.

AFR-66	Gold Fields
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
The Group determined that the global minimum top-up tax, which is required to be paid under the Pillar Two legislation, is an income tax in the scope of IAS 12. The Group applied a temporary mandatory relief from accounting for deferred taxation of the impacts of the top-up tax and accounts for it as a current tax when it is incurred.
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
No provision is made for any potential taxation liability on the distribution of retained earnings by Group companies if it is probable that the related taxable temporary differences will not reverse in the foreseeable future.
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
•Consumable stores are valued at weighted average cost, after appropriate provision for redundant and slow-moving items.
Net realisable value is determined with reference to relevant market prices or the estimated future sales price of the product if it is expected to be realised in the long term.

Gold Fields	AFR-67
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
Financial assets – Classification of financial assets
The following information is considered by the Group in determining the classification of financial assets:
•The Group’s business model for managing financial assets; and
•The contractual cash flow characteristics of the financial assets.

AFR-68	Gold Fields
Accounting policies continued
7.Financial instruments
Non-derivative financial instruments continued
Financial assets – Classification of financial assets continued
The business model assessment of the financial assets is based on the Group’s strategy and rationale for holding the financial assets on a portfolio level. When considering the strategy, the following is considered:
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
different, in which case a new financial liability based on the modified terms is recognised at fair value. On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognised in profit or loss.

Gold Fields	AFR-69
7.1.1Investments
Investments comprise listed and unlisted equity instruments and listed bonds. Equity instruments are designated at FVOCI and are accounted for at fair value, with unrealised gains and losses subsequent to initial recognition recognised in other comprehensive income and included in other reserves. Profit or loss realised when investments are sold or impaired are never reclassified to profit or loss. Listed bonds are measured at amortised cost which is deemed to be fair value as they have a short-
term maturity.
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
Bank overdrafts, to the extent applicable, are included within current liabilities in the statement of financial position and within cash and cash equivalents in the statement of cash flows.
7.1.3Trade receivables
Trade receivables are carried at amortised cost less ECLs using the Group’s business model for managing its financial assets, except for trade receivables from provisional copper and gold concentrate sales. The trade receivables from provisional copper and gold concentrate sales are carried at fair value through profit or loss and are marked-to-market at the end of each period until final settlement occurs, with changes in fair value classified as provisional price adjustments and included as a component of revenue.
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
8.Provisions
Provisions are recognised when the Group has a present legal or constructive obligation resulting from past events and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

AFR-70	Gold Fields
Accounting policies continued
9.Provision for environmental rehabilitation costs
Long-term provisions for environmental rehabilitation costs are based on the Group’s environmental management plans, in compliance with applicable environmental and regulatory requirements.
Rehabilitation work can include facility decommissioning and dismantling, removal or treatment of waste materials, site and land rehabilitation, including compliance with and monitoring of environmental regulations, security and other site-related costs required to perform the rehabilitation work and operation of equipment designed to reduce or eliminate environmental effects.
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
In respect of the South African, Ghanaian, Peruvian and Canadian operations, bank and other guarantees are provided for funding of the environmental rehabilitation obligations. Refer to financial instruments accounting policy 7.1.4 Environmental trust fund and note 37 of the consolidated financial statements.
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
Where the terms of an equity-settled award are modified, the originally determined expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification, which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the participant as measured at the date of the modification.

Gold Fields	AFR-71
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
13.2Interest income
Interest income is recognised in profit or loss using the effective interest rate method. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument to the gross carrying amount of the financial asset or amortised cost of the financial liability.
Cash flows from dividends and interest received are classified under operating activities in the statement of cash flows.

AFR-72	Gold Fields
Accounting policies continued
14.Dividends declared
Dividends and the related taxation thereon are recognised only when such dividends are declared.
Dividend withholding tax is a tax on shareholders receiving dividends and is applicable to all dividends paid, except dividends paid to South African resident companies, South African retirement funds and other prescribed exempt taxpayers. The Group withholds dividend tax on behalf of its shareholders at a rate of 20% on dividends paid. Amounts withheld are not recognised as part of the Group’s tax charge but rather as part of the dividend paid recognised directly in equity.
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
17.Discontinued operations
Classification as a discontinued operation occurs on disposal or when the operation meets the criteria to be classified as held-for-
sale (refer accounting policy 16), if earlier. When an operation is classified as a discontinued operation, the comparative income statement, statement of comprehensive income, statement of changes in equity and statement of cash flows are re-presented as if the operation had been discontinued from the start of the comparative period.
18.Segmental reporting
Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-
maker (“CODM”) and is based on individual mining operations. The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Executive Committee that makes strategic decisions. The Group’s segmental profit measure is profit for the year.

Gold Fields	AFR-73
Consolidated income statement
for the year ended 31 December 2024

		United States Dollar
Figures in millions unless otherwise stated	Notes	2024	2023	2022

Continuing operations
Revenue	1	5,201.6	4,500.7	4,286.7
Cost of sales	2	(2,843.7)	(2,747.0)	(2,607.7)
Investment income	3	28.7	24.9	13.3
Finance expense	4	(50.4)	(62.9)	(72.5)
Gain on financial instruments	41	—	—	24.0
Foreign exchange (loss)/gain		(6.6)	(5.6)	6.7
Other costs, net	8	(82.1)	(48.8)	(15.3)
Share-based payments	5	(4.4)	(9.1)	(6.9)
Long-term incentive plan	29	(14.5)	(55.8)	(29.0)
Exploration expense	6	(98.4)	(76.2)	(81.0)
Share of results of equity accounted investees, net of tax	18	(53.6)	(32.6)	(2.9)
Profit on disposal of asset held for sale - Asanko Gold	15 (a)	5.6	—	—
Profit on disposal of assets held for sale - Rusoro	15 (b)	62.3	—	—
Yamana break fee	8	—	—	300.0
Yamana transaction costs	8	—	—	(33.0)
Restructuring costs	8	(6.6)	(7.8)	(11.3)
Silicosis settlement costs	28.2	0.3	4.1	2.2
Impairment of investments and assets	7	(3.5)	(156.4)	(505.0)
Ghana expected credit loss	13.1	—	(33.2)	(17.5)
Profit on disposal of assets		0.6	32.4	10.4
Profit before royalties and taxation	8	2,135.3	1,326.7	1,261.2
Royalties	9	(147.7)	(116.4)	(110.4)
Profit before taxation		1,987.6	1,210.3	1,150.8
Mining and income taxation	10	(697.1)	(465.1)	(442.1)
Profit from continuing operations		1,290.5	745.2	708.7
Discontinued operation
(Loss)/profit from discontinued operation	14	—	(18.9)	13.0
Profit for the year		1,290.5	726.3	721.7
Profit/(loss) attributable to:
Owners of the parent		1,245.0	703.3	711.0
– Continuing operations		1,245.0	722.2	698.0
– Discontinued operation		—	(18.9)	13.0
Non-controlling interests
– Continuing operations		45.5	23.0	10.7

		1,290.5	726.3	721.7
Earnings/(loss) per share attributable to owners of the parent:
Basic earnings per share – cents	11.1	139	79	80
Basic earnings per share from continuing operations – cents	11.2	139	81	79
Basic (loss)/earnings per share from discontinued operation – cents	11.3	—	(2)	1
Diluted earnings per share – cents	11.4	138	77	78
Diluted earnings per share from continuing operations – cents	11.5	138	79	77
Diluted (loss)/earnings per share from discontinued operation – cents	11.6	—	(2)	1

The accompanying notes form an integral part of these financial statements.
Gold Fields Limited presents its income statement using the function method. Under the function method, investment income would have been disclosed under other income, gain on financial instruments and foreign exchange (loss)/gain under other income/(expenses) and share-based payments, long-term incentive plan, impairment of investments and assets and
Ghana expected credit loss under other expenses.

AFR-74	Gold Fields
Consolidated statement of comprehensive income
for the year ended 31 December 2024

	United States Dollar
Figures in millions unless otherwise stated	2024	2023	2022

Profit for the year	1,290.5	726.3	721.7
Other comprehensive income, net of tax	(169.3)	(77.1)	(185.3)
Items that will not be reclassified to profit or loss	(12.4)	37.9	(51.2)
Equity investments from continuing operations at FVOCI – Net change in fair value	(13.3)	(1.2)	(17.1)
Equity investments from discontinued operation at FVOCI – Net change in fair value	7.8	39.4	(34.2)
Taxation on above items	(6.9)	(0.3)	0.1
Items that may be reclassified subsequently to profit or loss	(156.9)	(115.0)	(134.1)
Foreign currency translation adjustments	(156.9)	(115.0)	(134.1)

Total comprehensive income for the year	1,121.2	649.2	536.4

Attributable to:
– Owners of the parent	1,071.8	628.0	527.3
– Non-controlling interests	49.4	21.2	9.1
	1,121.2	649.2	536.4
The accompanying notes form an integral part of these financial statements.

Gold Fields	AFR-75
Consolidated statement of financial position
at 31 December 2024

		United States Dollar
Figures in millions unless otherwise stated	Notes	2024	2023

ASSETS
Non-current assets		8,195.1	6,338.6
Property, plant and equipment	16	7,298.4	5,074.4
Inventories	22	349.8	251.9
Equity accounted investees	18	12.6	548.6
Investments	20	139.9	106.2
Environmental trust funds	21	125.2	109.6
Asanko deferred and contingent considerations	15 (a)	44.6	—
Taxation receivable	34	69.7	75.7
Deferred taxation	26	154.9	172.2
Current assets		1,926.7	1,734.4
Inventories	22	699.3	827.9
Trade and other receivables	23	337.8	251.4
Taxation receivable	34	6.1	6.4
Current portion of Asanko deferred and contingent considerations	15 (a)	23.3	—
Cash and cash equivalents	24	860.2	648.7
Assets held for sale	15 (c)	21.1	153.3

Total assets		10,142.9	8,226.3
EQUITY AND LIABILITIES
Equity attributable to owners of the parent		5,201.4	4,476.1
Stated capital	25	3,871.5	3,871.5
Other reserves		(2,528.1)	(2,359.3)
Retained earnings		3,858.0	2,963.9
Non-controlling interests		165.5	143.7
Total equity		5,366.9	4,619.8
Non-current liabilities		3,065.6	2,100.7
Deferred taxation	26	503.8	389.3
Borrowings	27	1,776.5	653.4
Provisions	28	402.0	412.4
Windfall Project – contingent and exploration considerations	17 (c) and (d)	—	245.4
Lease liabilities	36	363.3	359.7
Long-term incentive plan	29	20.0	40.5
Current liabilities		1,710.4	1,505.8
Trade and other payables	30	651.1	643.9
Royalties payable	33	30.7	21.0
Taxation payable	34	112.4	95.7
Current portion of borrowings	27	719.1	583.1
Current portion of lease liabilities	36	86.9	76.7
Current portion of provisions	28	79.2	47.0
Current portion of long-term incentive plan	29	31.0	38.4

Total liabilities		4,776.0	3,606.5
Total equity and liabilities		10,142.9	8,226.3
The accompanying notes form an integral part of these financial statements.

AFR-76	Gold Fields
Consolidated statement of changes in equity
for the year ended 31 December 2024

	United States Dollar
Figures in millions unless otherwise stated	Stated capital	Accumulated other comprehensive income¹	Other reserves²	Retained earnings	Equity attributable to owners of the parent	Non- controlling interests	Total equity

Balance at 1 January 2022	3,871.5	(2,384.5)	268.2	2,222.6	3,977.8	152.3	4,130.1

Total comprehensive income for the year	—	(183.7)	—	711.0	527.3	9.1	536.4
Profit for the year from continuing operations	—	—	—	698.0	698.0	10.7	708.7
Loss for the year from discontinued operation	—	—	—	13.0	13.0	—	13.0
Other comprehensive income from continuing operations	—	(149.5)	—	—	(149.5)	(1.6)	(151.1)
Other comprehensive income from discontinued operation	—	(34.2)	—	—	(34.2)	—	(34.2)
Transactions with owners of the Company
Dividends declared[3]	—	—	—	(304.4)	(304.4)	(29.5)	(333.9)
Share-based payments	—	—	6.9	—	6.9	—	6.9
Balance at 31 December 2022	3,871.5	(2,568.2)	275.1	2,629.2	4,207.6	131.9	4,339.5

Total comprehensive income for the year	—	(75.3)	—	703.3	628.0	21.2	649.2
Profit for the year from continuing operations	—	—	—	722.2	722.2	23.0	745.2
Profit for the year from discontinued operation	—	—	—	(18.9)	(18.9)	—	(18.9)
Other comprehensive income from continuing operations	—	(114.7)	—	—	(114.7)	(1.8)	(116.5)
Other comprehensive income from discontinued operation	—	39.4	—	—	39.4	—	39.4
Transactions with owners of the Company
Dividends declared[3]	—	—	—	(368.6)	(368.6)	(9.4)	(378.0)
Share-based payments	—	—	9.1	—	9.1	—	9.1
Balance at 31 December 2023	3,871.5	(2,643.5)	284.2	2,963.9	4,476.1	143.7	4,619.8

Total comprehensive income for the year	—	(173.2)	—	1,245.0	1,071.8	49.4	1,121.2
Profit for the year from continuing operations	—	—	—	1,245.0	1,245.0	45.5	1,290.5
Other comprehensive income from continuing operations	—	(181.0)	—	—	(181.0)	3.9	(177.1)
Other comprehensive income from discontinued operation	—	7.8	—	—	7.8	—	7.8
Transactions with owners of the Company
Dividends declared[3]	—	—	—	(350.9)	(350.9)	(27.6)	(378.5)
Share-based payments	—	—	4.4	—	4.4	—	4.4
Balance at 31 December 2024	3,871.5	(2,816.7)	288.6	3,858.0	5,201.4	165.5	5,366.9
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
3Refer to note 12 for dividends paid to owners of the parent.

Gold Fields	AFR-77
Consolidated statement of cash flows
for the year ended 31 December 2024

		United States Dollar
Figures in millions unless otherwise stated	Notes	2024	2023	2022

Cash flows from operating activities		1,607.0	1,192.8	1,379.2
Cash generated by operations	31	2,747.3	2,392.6	2,658.8
Interest received	3	17.4	23.4	12.1
Change in working capital	32	13.9	(199.1)	(134.2)
Cash generated by operating activities		2,778.6	2,216.9	2,536.7
Silicosis payment	28.2	(0.4)	(1.3)	(0.7)
Interest paid	4	(130.4)	(104.8)	(97.2)
Royalties paid	33	(136.1)	(113.4)	(112.3)
Taxation paid	34	(525.5)	(421.8)	(611.7)
Net cash from operations		1,986.2	1,575.6	1,714.8
Dividends paid		(379.2)	(382.8)	(335.6)
– Owners of the parent		(350.9)	(368.6)	(304.4)
– Non-controlling interest holders		(27.6)	(13.5)	(30.3)
– South Deep BEE dividend		(0.7)	(0.7)	(0.9)

Cash flows from investing activities		(2,590.6)	(1,369.7)	(1,072.2)
Additions to property, plant and equipment	16	(1,183.4)	(1,054.7)	(1,069.3)
Capital expenditure – working capital		(5.2)	35.5	26.3
Proceeds on disposal of property, plant and equipment		2.7	2.0	2.0
Purchase of investments		(57.6)	(30.6)	(21.6)
Purchase of equity-accounted investee – Windfall Project	17.1	—	(247.1)	—
Windfall Project capital contributions	17.1	(65.3)	(69.1)	—
Purchase of Osisko[1]	17.2	(1,452.5)	—	—
Proceeds on disposal of investments		56.6	5.0	1.5
Proceeds on disposal of Rusoro	15 (b)	62.3	—	—
Proceeds on disposal of Asanko Gold	15 (a)	65.0	—	—
Contributions to environmental trust funds	21	(13.2)	(10.7)	(11.1)

Cash flows from financing activities		1,212.6	82.4	(56.9)
Loans raised	27	2,291.1	804.8	206.5
Loans repaid	27	(986.3)	(650.9)	(197.9)
Payment of principal lease liabilities	36	(92.2)	(71.5)	(65.5)

Net cash generated/(utilised)		229.0	(94.5)	250.1
Effect of exchange rate fluctuation on cash held		(17.5)	(26.2)	(5.4)
Cash and cash equivalents at beginning of the year		648.7	769.4	524.7

Cash and cash equivalents at end of the year	24	860.2	648.7	769.4
The accompanying notes form an integral part of these financial statements.
1The purchase of Osisko comprises US$1,483.2 million cash consideration paid, partially offset by US$30.7 million Osisko take-on cash and cash equivalents.

AFR-78	Gold Fields
Notes to the consolidated financial statements
for the year ended 31 December 2024
1.Revenue

	United States Dollar
Figures in millions unless otherwise stated	2024	2023	2022

Revenue from contracts with customers[1]	5,201.6	4,500.7	4,286.7
– Gold[2]	5,008.9	4,293.1	4,085.1
– Copper[3]	192.7	207.6	201.6

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
2All regions.
3Only Peru region (Cerro Corona).
2.Cost of sales

	United States Dollar
Figures in millions unless otherwise stated	2024	2023	2022

Salaries and wages	(405.4)	(399.7)	(397.4)
Consumable stores	(392.2)	(400.8)	(397.4)
Utilities	(168.4)	(150.0)	(141.5)
Mine contractors	(851.5)	(715.9)	(658.0)
Other	(384.8)	(376.0)	(337.2)
Cost of sales before gold inventory change and amortisation and depreciation	(2,202.3)	(2,042.4)	(1,931.5)
Gold inventory change[1]	(14.0)	90.7	168.1
Cost of sales before amortisation and depreciation	(2,216.3)	(1,951.7)	(1,763.4)
Amortisation and depreciation	(627.4)	(795.3)	(844.3)
Total cost of sales	(2,843.7)	(2,747.0)	(2,607.7)
1 Included in the gold inventory change for 2024 is a net realisable value adjustment to stockpiles of US$3.0 million (2023: US$33.8 million at Damang and 2022: US$nil)
at Cerro Corona.
3.Investment income

	United States Dollar
Figures in millions unless otherwise stated	2024	2023	2022

Dividends received	0.1	0.3	0.1
Unwinding of discount rate/net change in fair value of Asanko deferred and contingent considerations	6.8	—	—
Interest received – environmental trust funds	4.4	1.2	1.1
Interest received – cash balances	17.4	23.4	12.1
Total investment income	28.7	24.9	13.3
4.Finance expense

	United States Dollar
Figures in millions unless otherwise stated	2024	2023	2022

Interest expense – environmental rehabilitation	(24.8)	(21.8)	(11.8)
Unwinding of discount rate on silicosis settlement costs	(0.6)	(0.9)	(1.0)
Interest expense – lease liability	(24.8)	(22.7)	(22.5)
Interest expense – borrowings	(105.8)	(82.4)	(75.1)
Borrowing costs capitalised[1]	105.6	64.9	37.9
Total finance expense	(50.4)	(62.9)	(72.5)
1Borrowing costs capitalised of US$105.6 million (2023: US$64.9 million and 2022: US$37.9 million) comprise borrowing costs relating to general borrowings.
2Interest paid amounts to US$130.4 million (2023: US$104.8 million and 2022: US$97.2 million) and comprises interest expense - lease liability of US$24.8 million
(2023: US$22.7 million and 2022: US$22.5 million), interest expense - borrowings of US$105.8 million (2023: US$82.4 million and 2022: US$75.1 million), partially offset by non-cash interest of US$0.2 million  (2023: US$0.3 million and 2022: US$0.4 million).

Gold Fields	AFR-79
5.Share-based payments
The Group granted equity-settled instruments comprising share awards and restricted shares to Executive Directors, certain officers and employees. During the year ended 31 December 2024, the Gold Fields Limited 2012 share plan was in place.
Allocations under this plan were made during 2022, 2023 and 2024.
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
those of the Company’s shareholders. Currently, the last vesting date will be in February 2027.
The expense is as follows:

	United States Dollar
Figures in millions unless otherwise stated	2024	2023	2022

Share-based payments	(4.4)	(9.1)	(6.9)
Total included in profit or loss for the year	(4.4)	(9.1)	(6.9)
The following table summarises the movement of share awards under the Gold Fields Limited 2012 share plan during the years ended 31 December 2024, 2023 and 2022:

	2024	2023	2022
	Performance Shares (PS)	Performance Shares (PS)	Performance Shares (PS)

Outstanding at beginning of the year	2,347,489	2,986,790	5,161,744
Movement during the year:
Granted	886,257	790,833	753,838
Exercised and released	(1,005,541)	(1,322,084)	(2,468,710)
Forfeited	(698,901)	(108,050)	(460,082)
Outstanding at end of the year	1,529,304	2,347,489	2,986,790
At 31 December 2024, none of the outstanding awards above had vested.
The fair value of equity instruments granted during the year ended 31 December 2024, 2023 and 2022 were valued using the
Monte Carlo simulation model:

	2024	2023	2022

Monte Carlo simulation
Performance shares
The inputs to the model for awards granted during the year were as follows:
– weighted average historical volatility (based on a statistical analysis of the share price on a weighted moving average basis for the expected term of the option)	53.2%	51.7%	66.8%
– expected term (years)	3 years	3 years	3 years
– dividend yield[1]	n/a	n/a	n/a
– average three-year risk free interest rate (based on US interest rates)	3.2%	1.8%	1.2%
– weighted average fair value (United States dollars)	14.1	9.8	10.2

1There is no dividend yield applied to the Monte Carlo simulation model as the performance conditions follow a total shareholder return method.

AFR-80	Gold Fields
Notes to the consolidated financial statements continued
for the year ended 31 December 2024
5.Share-based payments continued
The weighted average share price for the year ended 31 December 2024 on the Johannesburg Stock Exchange was
R278.95 (US$15.22) (2023: R246.56 (US$13.33) and 2022: R173.42 (US$10.60)).
The compensation costs related to awards not yet recognised under the above plans at 31 December 2024, 2023 and 2022 amount to US$7.0 million, US$11.1 million and US$7.7 million, respectively, and are to be recognised over
3 years.
The Directors were authorised to issue and allot all or any of such shares required for the plans, but in aggregate all plans may not exceed 41,076,635 of the total issued ordinary stated capital of the Company. The number of shares available for utilisation for purposes of the share plan amounted to 6,265,652 (2023: 7,749,086). An individual participant may also not be awarded an aggregate of shares from all or any such plans exceeding 4,107,663 of the Company’s total issued ordinary stated capital. The unexercised options and shares under all plans represented 0.2% of the total issued stated capital at
31 December 2024.
6.Exploration expense

	United States Dollar
Figures in millions unless otherwise stated	2024	2023	2022

Australia	(44.1)	(33.4)	(33.6)
Ghana	(3.0)	(9.0)	(12.1)
Peru	(7.0)	(3.9)	(2.8)
Chile	(16.1)	(29.3)	(32.3)
Canada	(27.9)	—	—
Other	(0.3)	(0.6)	(0.2)
Total exploration expense	(98.4)	(76.2)	(81.0)
7.Impairment of investments and assets

	United States Dollar
Figures in millions unless otherwise stated	2024	2023	2022

Investments	—	—	(113.6)
Equity accounted investees
– Far Southeast Gold Resources Incorporated (“FSE”)[1]	—	—	(113.6)
Property, plant and equipment	(3.5)	(156.4)	(391.4)
Peru cash-generating unit[2]	—	(156.2)	(63.1)
Tarkwa cash-generating unit[3]	—	—	(325.2)
Impairment of property, plant and equipment – other[4]	(3.5)	(0.2)	(3.1)

Impairment of investments and assets	(3.5)	(156.4)	(505.0)
1During 2022, management was actively engaged in the process of disposing of FSE. The disposal process proved unsuccessful and no offers were received.
Management’s assessment was that it was unlikely the investment could be sold for any value and wrote off the investment by US$113.6 million to a carrying value of
US$nil (level 3 of the fair value hierarchy). The impairment was included in the “Corporate and other” segment. The investment in FSE was disposed of in 2024 for
US$1.0 million.
2For the year ended 31 December 2023, the Group recognised an impairment of US$156.2 million (2022: US$63.1 million) in respect of the Peru cash-generating unit.
The recoverable amount was based on its fair value less cost of disposal (“FVLCOD”) calculated using a combination of the market (resource value) and the income approach (level 3 of the fair value hierarchy).  The impairment in 2023 was mainly due to the increased costs and capital expenditure as a result of a change in the life-of-mine plan to accommodate the unloading of the east wall and continued cost pressures, as well as the derecognition of the resource as a result of the life-of-mine sterilising the resource through the deposition of in-pit tailings from 2026 onwards.The impairment in 2022 was mainly due to the increase in the discount rate from
4.8% to 8.1% as a result of increases in the risk free rate as well as inflationary cost pressures experienced. The recoverable amount at 31 December 2023 was
US$418.8 million (2022: US$477.1 million). Refer accounting policies pages 56 to 57 for the assumptions used based on the 2023 and 2022 life-of-mine plan.
3For the year ended 31 December 2022, the Group recognised an impairment of US$325.2 million in respect of the Tarkwa cash-generating unit. The recoverable amount was based on its fair value less cost of disposal (“FVLCOD”) calculated using a combination of the market (resource value) and the income approach (level 3 of the fair value hierarchy). The impairment was mainly due to the increase in the discount rate from 8.3% to 15.9% as a result of increases in the Ghana country risk premium and the risk free rate as well as inflationary cost pressures experienced in 2022. The recoverable amount at 31 December 2022 was US$812.4 million. Refer accounting policies pages 56 to 57 for the assumptions used based on the 2022 life-of-mine plan.
4The US$3.5 million in 2024 comprises US$3.5 million (2023: US$0.1 million and 2022: US$2.5 million) impairment of redundant assets at Cerro Corona, US$nil (2023:
US$0.1 million and 2022: US$nil) impairment of redundant assets at Agnew and US$nil (2023: US$nil and 2022: US$0.6 million) impairment of redundant assets at
Salares Norte.

Gold Fields	AFR-81
Sensitivity analysis on cash-generating units with impairments
The tables below summarise the impact of increases/(decreases) on the recoverable amounts of Peru (2022: Tarkwa and Peru) in the case of changes in the key inputs used to value the recoverable amounts. The first analysis was based on the assumption that the long-term gold price increased/(decreased) with all other variables held constant. The second analysis was based on the assumption that the discount rates increased/(decreased) with all other variables held constant.

Sensitivity to gold price Figures in millions unless otherwise stated	(Decrease)/increase in long-term gold price
	(US$100/oz)	US$100/oz

2023
(Decrease)/increase in Peru recoverable amount	(11.1)	11.0
2022
(Decrease)/increase in Tarkwa recoverable amount	(101.5)	101.5
(Decrease)/increase in Peru recoverable amount	(17.1)	17.1

Sensitivity to discount rates Figures in millions unless otherwise stated	(Decrease)/increase in discount rates
	(1.0%)	1.0%

2023
(Decrease)/increase in Peru recoverable amount	14.9	(14.1)
2022
(Decrease)/increase in Tarkwa recoverable amount	31.7	(29.7)
(Decrease)/increase in Peru recoverable amount	19.4	(18.5)

AFR-82	Gold Fields
Notes to the consolidated financial statements continued
for the year ended 31 December 2024
8.Included in profit before royalties and taxation are the following:

	United States Dollar
Figures in millions unless otherwise stated	2024	2023	2022

Social contributions[1]	(21.0)	(19.4)	(18.5)
Rehabilitation income/(expense)[1]	1.2	(4.0)	8.9
Offshore structure costs[1]	(18.0)	(18.6)	(14.7)
Restructuring costs[2]	(6.6)	(7.8)	(11.3)
Audit fee	(4.2)	(3.5)	(3.9)
Non-audit services fee	(0.4)	(0.4)	(0.5)
Gruyere rainfall event[1]	(12.0)	—	—
Yamana break fee[3]	—	—	300.0
Yamana transaction costs[3]	—	—	(33.0)
1Included under “Other costs, net” in the consolidated income statement.
2The restructuring costs in 2024 comprise mainly separation packages at Tarkwa amounting to US$3.6 million (2023: US$1.6 million and 2022: US$8.7 million), Damang of US$0.4 million (2023: US$5.5 million and US$$2.6 million) and Australia of US$1.8 million (2023: US$0.7 million and 2022: US$nil million).
3The US$300.0 million income related to the Yamana break fee. As a result of Yamana entering into an arrangement agreement with Pan American Silver Corp and
Agnico Eagle Mines Limited, Gold Fields terminated the agreement in respect of the proposed acquisition of Yamana. In accordance, within the terms of the arrangement agreement, Yamana was required to pay Gold Fields a termination fee of US$300.0 million. The transaction costs of US$33.0 million related mainly to amounts paid to advisors, bankers, lawyers and accountants in connection with the proposed acquisition of Yamana.
9.Royalties

	United States Dollar
Figures in millions unless otherwise stated	2024	2023	2022

South Africa	(3.2)	(3.1)	(2.9)
Peru	(7.1)	(7.0)	(5.9)
Ghana	(77.9)	(54.6)	(54.8)
Australia	(59.5)	(51.7)	(46.8)
Total royalties	(147.7)	(116.4)	(110.4)

Royalty rates
South Africa (effective rate)[1]	0.5%	0.5%	0.5%
Australia[2]	2.5%	2.5%	2.5%
Ghana[3]	4.0% – 5.0%	4.1%	4.1%
Peru[4]	4.0%	4.1%	4.2%
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
The royalty in respect of refined minerals (which include gold refined to 99.5% and above and platinum) is calculated by dividing earnings before interest and taxes
(“EBIT”) by the product of 12.5 times gross revenue calculated as a percentage, plus an additional 0.5%. EBIT refers to taxable mining income (with certain exceptions such as no deduction for interest expense and foreign exchange losses) before assessed losses but after capital expenditure. A maximum royalty of 5% has been introduced on refined minerals. The effective rate of royalty tax payable for the year ended 31 December 2024 was 0.5% of mining revenue (2023: 0.5% and 2022: 0.5%)
equalling the minimum charge per the formula.
2The Australian operations are subject to a 2.5% (2023: 2.5% and 2022: 2.5%) gold royalty on revenue as the mineral rights are owned by the state.
3Minerals are owned by the Republic of Ghana and held in trust by the President. Gold Fields signed a Development Agreement (“DA”) with the government of Ghana for both the Tarkwa and Damang mines. This agreement states that the Ghanaian operations will be subject to a sliding scale for royalty rates, linked to the prevailing gold price. The sliding scale is as follows:

Average gold price
Low value		High value	Royalty rate

US$—	–	US$1,299.99	3.0%
US$1,300.00	–	US$1,449.99	3.5%
US$1,450.00	–	US$2,299.99	4.0%
US$2,300.00	–	Unlimited	5.0%
4The Peruvian operations are subject to a mining royalty calculated on a sliding scale with rates ranging from 1% to 12% of the value of operating profit.

Gold Fields	AFR-83
10.Mining and income taxation

	United States Dollar
Figures in millions unless otherwise stated	2024	2023	2022

The components of mining and income tax are the following:
South African taxation
– company and capital gains taxation[1]	(4.1)	(6.0)	(65.3)
– dividend withholding tax	(13.1)	(5.9)	(13.1)
– prior year adjustment – current taxation	0.2	4.8	—
– deferred taxation	(63.0)	(84.6)	(80.2)
– prior year adjustment – deferred taxation	3.7	—	1.7
Foreign taxation
– current taxation	(514.6)	(443.0)	(386.1)
– dividend withholding tax	(6.3)	(5.4)	(4.7)
– prior year adjustment – current taxation[2]	(12.3)	(2.8)	(5.9)
– deferred taxation	(87.6)	77.8	111.5
Total mining and income taxation	(697.1)	(465.1)	(442.1)
Major items causing the Group's income taxation to differ from the maximum South African statutory mining tax rate of 33.0% (2023: 33.0% and 2022: 34.0%) were:
Taxation on profit before taxation at maximum South African statutory mining tax rate	(655.9)	(399.4)	(395.7)
Rate adjustment to reflect the actual realised company tax rates in South Africa and offshore[3]	56.5	41.4	65.9
Non-deductible share-based payments	(1.5)	(3.0)	(2.3)
Non-deductible exploration expense	(0.1)	(0.2)	(0.1)
Deferred tax assets not recognised on impairment of FSE	—	—	(38.6)
Non-deductible interest paid	(25.5)	(21.8)	(21.7)
Share of results of equity accounted investees, net of taxation	(17.7)	(10.8)	3.4
Non-taxable profit on disposal of asset held for sale - Asanko Gold	1.8	—	—
Non-taxable profit on disposal of assets held for sale - Rusoro	20.6	—	—
Non-taxable capital gains portion of Yamana break fee and transaction costs	—	5.8	18.2
Dividend withholding tax	(22.9)	(13.1)	(21.3)
Net non-deductible expenditure and non-taxable income	(28.6)	(17.6)	(18.2)
Deferred taxation movement on Peruvian Nuevo Sol devaluation against US dollar[4]	0.6	2.5	4.2
Various Peruvian non-deductible expenses	(11.0)	(6.1)	(5.3)
Deferred tax assets utilised/(not recognised) at Cerro Corona, net	15.3	(5.1)	(14.4)
Deferred tax assets utilised/(not recognised) at Damang and Tarkwa	3.9	(30.3)	1.2
Deferred tax assets not recognised at Windfall[5]	(17.2)	—	—
Deferred tax recognised at Salares Norte	—	—	(4.2)
Prior year adjustments	(8.0)	(3.3)	(2.7)
Deferred tax charge on change of tax rate at South Deep	0.9	—	(5.7)
Other	(8.4)	(4.1)	(4.7)
Total mining and income taxation	(697.1)	(465.1)	(442.1)
1The US$65.3 million in 2022 includes capital gains taxation of US$65.2 million paid to South African Revenue Services on Yamana break fee.
2The US$12.3 million in 2024 relates mainly to additional transfer pricing charges at Tarkwa. The US$5.9 million in 2022 comprised US$19.2 million additional transfer pricing charges at Tarkwa and Damang, partially offset by a refund of US$13.3 million relating to hedges in Peru.
3Due to different tax rates in various jurisdictions, primarily South Africa, Ghana, Australia and Peru.
4The functional currency of Cerro Corona is US Dollar, however, the Peruvian tax base is based on values in Peruvian Nuevo Sol.
5Deferred tax assets at Windfall of US$17.2 million were not recognised during the year ended 31 December 2024 to the extent that there is insufficient future taxable income available. The Windfall Project is still in the feasibility phase and a final investment decision is expected to the made in 2026.

AFR-84	Gold Fields
Notes to the consolidated financial statements continued
for the year ended 31 December 2024
10.Mining and income taxation continued

	United States Dollar
	2024	2023	2022

South Africa – current tax rates
Mining tax[1]	Y = 33 – 165/X	Y = 33 – 165/X	Y = 34 – 170/X
Non-mining tax[2]	27.0%	27.0%	28.0%
Company tax rate	27.0%	27.0%	28.0%
International operations – current tax rates
Australia	30.0%	30.0%	30.0%
Ghana	32.5%	32.5%	32.5%
Peru	29.5%	29.5%	29.5%
1South African mining tax on mining income is determined according to a formula which takes into account the profit and revenue from mining operations. South African mining taxable income is determined after the deduction of all mining capital expenditure, with the proviso that this cannot result in an assessed loss. Capital expenditure amounts not deducted are carried forward as unredeemed capital expenditure to be deducted from future mining income. Accounting depreciation is ignored for the purpose of calculating South African mining taxation. During June 2022, the South African Revenue Services published the draft 2022 Rates & Monetary
Bill, inclusive of an amendment to the gold tax formula from Y = 34 – 170/X to Y = 33 – 165/X in respect of year assessments ending on or after 31 March 2023 and this amendment was effective for the year ended 31 December 2023. This resulted in the effective mining tax rate used for deferred tax purposes for Gold Fields Operations
Limited ("GFO") and GFI Joint Venture Holdings (Proprietary) Limited ("GFIJVH"), owners of the South Deep mine, decreasing from 29% at 31 December 2021 to 28% at
31 December 2022, amounting to a charge of R76.2 million (US$4.6 million) through profit or loss in 2022 (2024: 29.00%, 2023: 28% and 2022: 29%). In the formula above, Y is the percentage rate of tax payable and X is the ratio of mining profit, after the deduction of redeemable capital expenditure, to mining revenue expressed as a percentage.
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
The two audits in 2022 by the Ghana Revenue Authority were a transfer pricing audit covering 2014 to 2019 and a tax audit for
2018 to 2020. Both of these audits were finalised and settled during 2024.
Deferred tax is provided at the expected future rate for mining operations arising from temporary differences between the carrying values and tax values of assets and liabilities. In South Africa the tax rate which has been used for deferred tax purposes for mining assets is Y = 33 – 165/X and for non-mining assets is 27%.
At 31 December 2024, the Group had the following estimated amounts available for set-off against future income:

	South African Rand
	2024			2023
	Gross unredeemed capital expenditure	Gross tax losses	Gross tax losses not recognised	Gross unredeemed capital expenditure	Gross tax losses	Gross tax losses not recognised
	R’million	R’million	R’million	R’million	R’million	R’million

South Africa[1]
Gold Fields Operations Limited	6,230.7	626.8	—	7,688.5	619.6	—
GFI Joint Venture Holdings (Pty) Limited	8,980.1	578.1	—	10,253.9	616.9	—
Gold Fields Holdings Company Limited	—	54.0	54.0	—	53.2	53.2
	15,210.8	1,258.9	54.0	17,942.4	1,289.7	53.2
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

Gold Fields	AFR-85

	United States Dollar
	2024			2023
	Gross unredeemed capital expenditure	Gross tax losses	Gross tax losses not recognised	Gross unredeemed capital expenditure	Gross tax losses	Gross tax losses not recognised
	US$ million	US$ million	US$ million	US$ million	US$ million	US$ million

South Africa[1]
Gold Fields Operations Limited	330.7	33.3	—	420.1	33.9	—
GFI Joint Venture Holdings (Pty) Limited	476.7	30.7	—	560.3	33.7	—
Gold Fields Holdings Company Limited	—	2.9	2.9	—	2.9	2.9
	807.4	66.8	2.9	980.5	70.5	2.9
International operations
Exploration entities[2]	—	186.6	186.6	—	224.4	224.4
Minera Gold Fields Salares Norte[3]	507.3	366.7	—	568.7	130.8	—
Windfall Mining Group Inc.[4,5]	—	390.5	390.5	—	25.9	25.9
Abosso Goldfields Limited[6,7]	—	27.6	27.6	—	28.1	28.1
Gold Fields Ghana Limited[6,8]	—	26.7	26.7	—	30.4	30.4
	507.3	998.1	631.4	568.7	439.6	308.8
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
2The total tax losses of US$186.6 million (2023: US$224.4 million) comprise US$1.1 million (2023: US$2.2 million) tax losses that expire between one and two years, US$0.9 million (2023: US$4.0 million) tax losses that expire between two and five years, US$nil (2023: US$1.1 million) tax losses that expire between five and 10 years, US$158.0 million (2023: US$168.2 million) tax losses that expire after 10 years and US$26.6 million
(2023: US$48.9 million) tax losses that have no expiry date.
3These deductions are available to be utilised against income generated by the relevant tax entity and do not expire.
4The increase in tax losses arose from pre-existing losses acquired as part of the Osisko asset acquisition on 25 October 2024 and additional project spending post-closing. The Windfall Project is still in the feasibility phase and a final investment decision is expected to be made in 2026, therefore the deferred tax asset relating to the tax losses were not recognised at 31 December 2024. The total tax losses of US$390.5 million
(2023: US$25.9 million) comprise US$5.0 million (2023: US$nil) tax losses that expire between two and five years, US$29.4 million (2023: US$nil)
tax losses that expire between five and 10 years, US$284.2 million (2023: US$25.9 million) tax losses that expire after 10 years and US$71.9 million (2023 US$nil) tax losses that have no expiry date. Tax losses of US$25.9 million at 31 December 2023 were previously included in exploration entities.
5Unredeemed capital expenditure of $212.2 million relates to the assets acquired as part of the Osisko asset acquisition on 25 October 2024 and additional capital expenditure post-closing. The Windfall Project is still in the feasibility phase and a final investment decision is expected to be made in 2026, therefore the deferred tax asset relating to the unredeemed capital expenditure was not recognised at 31 December 2024. These deductions are available to be utilised against income generated by the relevant tax entity and do not expire.
6Tax losses may be carried forward for five years. These losses expire on a first-in-first-out basis. Tax losses of US$32.6 million (2023: US$48.1 million) between one and two years and tax losses of US$21.7 million (2023: US$10.4 million) expire between two and five years.
7At 31 December 2024, tax losses at Damang of US$27.6 million (2023: US$28.1 million) comprise deferred tax assets not recognised relating to financial instruments losses.
8At 31 December 2024, deferred tax assets at Tarkwa of US$26.7 million (2023: US$30.4 million) not recognised relating to losses on financial instruments.
Organisation for Economic Co-operation and Development ("OECD") Pillar Two model rules
The Group is within the scope of the OECD Pillar Two model rules.
Seven of the jurisdictions in which the Group operates, including South Africa, Australia, Canada, Isle of Man, Switzerland,
Netherlands and Gibraltar have enacted or substantively enacted Pillar Two legislation to implement the global minimum top-up tax at 31 December 2024. This legislation is effective from as early as 1 January 2024 for many of these jurisdictions.
The Group determined that the global minimum top-up tax, which it is required to pay under Pillar Two legislation, is an income tax in the scope of IAS 12. The Group applies a temporary mandatory relief from deferred taxation accounting for the impacts of the top-up tax and accounts for it as a current taxation when it is incurred, as provided in the amendments to IAS 12 issued in May
2023.
Under the legislation, the Group may be liable to pay top-up tax for the difference between its Global Anti-Base Erosion ("GloBE")
effective tax rate per jurisdiction and the 15% minimum rate.
The Group has performed an impact assessment of its potential exposure in relation to the Pillar Two legislation, based on relevant 2023 and 2024 financial information. Although the complexities in applying the legislation and calculating the GloBE effective tax rate create difficulties in determining reasonable estimates of the quantitative impact of the enacted or substantively enacted legislation, based on the outcome of the impact assessment, the Group does not anticipate being subject to material top-
up tax exposure in any of the jurisdictions in which it operates.

AFR-86	Gold Fields
Notes to the consolidated financial statements continued
for the year ended 31 December 2024
11.Earnings per share

		United States Dollar
	Figures in millions unless otherwise stated	2024	2023	2022

11.1	Basic earnings per share – cents	139	79	80

Basic earnings per share is calculated by dividing the profit attributable to owners of the parent of US$1,245.0 million (2023: US$703.3 million and
2022: US$711.0 million) by the weighted average number of ordinary shares in issue during the year of 894,881,526 (2023: 893,318,864 and
2022: 890,968,721).

		United States Dollar
	Figures in millions unless otherwise stated	2024	2023	2022

11.2	Basic earnings per share from continuing operations – cents	139	81	79

Basic earnings per share from continuing operations is calculated by dividing the profit attributable to owners of the parent from continuing operations of US$1,245.0 million (2023: US$722.2 million and 2022:
US$698.0 million) by the weighted average number of ordinary shares in issue during the year of 894,881,526 (2023: 893,318,864 and 2022:
890,968,721).

		United States Dollar
	Figures in millions unless otherwise stated	2024	2023	2022

11.3	Basic (loss)/earnings per share from discontinued operation – cents	—	(2)	1

Basic (loss)/earnings per share from discontinued operation is calculated by dividing the loss attributable to owners of the parent from discontinued
operation of US$nil (2023: loss of US$18.9 million and 2022: profit of
US$13.0 million ) by the weighted average number of ordinary shares in issue during the year of 894,881,526 (2023: 893,318,864 and 2022:
890,968,721 ).

		United States Dollar
	Figures in millions unless otherwise stated	2024	2023	2022

11.4	Diluted earnings per share – cents	138	77	78

Diluted earnings per share is calculated by dividing the diluted profit attributable to owners of the parent of US$1,234.4 million (2023: US$692.2 million and 2022: US$701.3 million) by the diluted weighted average number of ordinary shares in issue during the year of 895,503,589 (2023:
895,037,887 and 2022: 893,916,246).

	Net profit attributable to owners of the parent has been adjusted by the following to arrive at the diluted profit attributable to owners of the parent:
	Profit attributable to owners of the parent	1,245.0	703.3	711.0
	South Deep minority interest at 10%	(10.6)	(11.1)	(9.7)
	Diluted profit attributable to owners of the parent	1,234.4	692.2	701.3
	The weighted average number of shares has been adjusted by the following to arrive at the diluted number of ordinary shares:
	Weighted average number of ordinary shares	894,881,526	893,318,864	890,968,721
	Potentially dilutive share options in issue	622,063	1,719,023	2,947,525
	Diluted weighted average number of ordinary shares	895,503,589	895,037,887	893,916,246

Gold Fields	AFR-87

		United States Dollar
	Figures in millions unless otherwise stated	2024	2023	2022

11.5	Diluted earnings per share from continuing operations – cents	138	79	77

Diluted earnings per share from continuing operations is calculated by dividing the diluted profit attributable to owners of the parent from continuing operations of US$1,234.4 million (2023: US$711.1 million and 2022: US$688.3 million) by the diluted weighted average number of ordinary shares in issue during the year of 895,503,589 (2023: 895,037,887 and 2022: 893,916,246).

Net profit attributable to owners of the parent from continuing operations has been adjusted by the following to arrive at the diluted profit attributable to owners of the parent from continuing operations:

	Profit attributable to owners of the parent from continuing operations	1,245.0	722.2	698.0
	South Deep minority interest at 10%	(10.6)	(11.1)	(9.7)
	Diluted profit attributable to owners of the parent from continuing operations	1,234.4	711.1	688.3
	The weighted average number of shares has been adjusted by the following to arrive at the diluted number of ordinary shares:
	Weighted average number of ordinary shares	894,881,526	893,318,864	890,968,721
	Potentially dilutive share options in issue	622,063	1,719,023	2,947,525
	Diluted weighted average number of ordinary shares	895,503,589	895,037,887	893,916,246

		United States Dollar
	Figures in millions unless otherwise stated	2024	2023	2022

11.6	Diluted (loss)/earnings per share from discontinued operation – cents	—	(2)	1

Diluted (loss)/earnings per share from discontinued operation is calculated by dividing the loss attributable to owners of the parent from discontinued
operation of US$nil (2023: loss of US$18.9 million and 2022: profit of
US$13.0 million) by the weighted average number of ordinary shares in issue during the year of 895,503,589 (2023: 895,037,887 and 2022:
893,916,246).

AFR-88	Gold Fields
Notes to the consolidated financial statements continued
for the year ended 31 December 2024
12.Dividends declared

	United States Dollar
Figures in millions unless otherwise stated	2024	2023	2022

2023 final dividend of 420 SA cents per share (2022: 445 SA cents and 2021: 260 SA cents) declared on 22 February 2024.	198.5	214.7	153.2
2024 interim dividend of 300 SA cents was declared during 2024 (2023: 325 SA cents and 2022: 300 SA cents).	152.4	153.9	151.2
A final dividend in respect of the financial year ended 31 December 2024 of 700 SA cents per share was approved by the Board of Directors on
19 February 2025. This dividend payable is not reflected in these financial statements.

Dividends are subject to Dividend Withholding Tax.
Total dividends	350.9	368.6	304.4
Dividends per share – cents	39	41	34
13.1Ghana expected credit loss

	United States Dollar
Figures in millions unless otherwise stated	2024	2023	2022

Ghana expected credit loss – loan advanced to contractor[1]	—	(25.4)	(3.9)
Damang expected credit loss – receivable[2]	—	(7.8)	—
Tarkwa expected credit loss – receivable[3]	—	—	(13.6)
Total expected credit loss	—	(33.2)	(17.5)
1An expected credit loss of US$nil (2023: US$25.4 million and 2022: US$3.9 million) was raised against a contractor loan at 31 December 2024. The total expected credit loss amounted to US$25.4 million of which the interest portion amounting to US$2.0 million was included in trade and other receivables and the loan portion amounting to US$23.4 million was included in loan advanced – contractor.The contractor loan (refer note 13.2) related to the financial assistance provided to a contractor at Ghana for the procurement of new fleet. Refer note 41 for further details.
2An expected credit loss of US$nil (2023: US$7.8 million and 2022: US$nil) was raised against a receivable at 31 December 2024. The receivable of US$7.8 million in
2023 related to a payment advanced to a contractor at Damang.
3An expected credit loss of US$nil (2023: US$nil and 2022: US$13.6 million) was raised against a receivable at 31 December 2024. The receivable of US$13.6 million in
2022 related to a payment advanced to a contractor at Tarkwa.
13.2Loan advanced – contractor

	United States Dollar
Figures in millions unless otherwise stated	2024	2023

Balance at beginning of the year	—	23.4
Expected credit loss[1]	—	(23.4)
Total loan advanced to contractor[2]	—	—
1The total expected credit loss recognised in the income statement for 2023 amounted to US$25.4 million of which the interest portion amounting to US$2.0 million was included in trade and other receivables and the loan portion amounting to US$23.4 million was included in loan advanced – contractor. Refer note 13.1.
2Due to issues with fleet availability at both Tarkwa and Damang, an agreement was entered into between Gold Fields and Engineers and Planners (“E&P”) to provide financial assistance to E&P in order to procure new fleet. The initial loan amounted to US$68.4 million, bears interest at a market related - rate and a portion is secured over the fleet purchased in 2020. At 31 December 2024, a cumulative expected credit loss provision of US$68.4 million (2023: US$68.4 million) was raised against the loan, resulting in a net balance of US$nil (2023: US$nil). Gold Fields has communicated to E&P that this amount remains payable and has reserved all rights in this regard.

Gold Fields	AFR-89
14.Discontinued operation

	United States Dollars
Figures in millions unless otherwise stated	2024	2023	2022

Asanko Gold
– Asanko Gold – earnings	—	28.0	13.0
– Asanko Gold – impairment[1]	—	(46.9)	—
(Loss)/profit from discontinued operation	—	(18.9)	13.0
1 As a result of the sale transaction discussed below, the investment in Asanko was classified as an asset held for sale and was required to be measured at the lower of carrying value or fair value less costs to sell. Management determined the fair value less costs to sell based on the consideration to be received per the sale agreement.
The assumptions used in the determination of the fair values of the deferred and contingent considerations were as follows:
•The share consideration was calculated as 28.5 million Galiano shares at a share price of US$0.92 at 31 December 2023;
•US$25 million and US$30 million deferred consideration discounted using a rate of 7.9%; and
•US$30 million contingent consideration discounted using a rate of 15.1%.
      The fair value was allocated first to the Asanko redeemable preference shares based on the fair value of the preference shares using the expected redemption period.
The residual amount after deducting the fair value of the preference shares from the total fair value of the consideration was allocated to the Asanko Gold equity-
accounted investee, which resulted in an impairment of US$46.9 million for the year ended 31 December 2023.
On 21 December 2023, Gold Fields announced the divestment of its 45% shareholding in Asanko Gold (both the preference shares and equity-accounted investee) to the joint venture partner Galiano Gold for a total consideration of US$170 million.
Gold Fields will also receive a 1% net smelter royalty on future production from the Nkran deposit, the main deposit at the mine.
The Asanko mine was owned 45% each by Gold Fields and Galiano Gold, with Galiano managing the mine. The Government of
Ghana holds the remaining 10%.
The transaction would be settled by Galiano to Gold Fields through a combination of upfront, deferred and contingent consideration as follows:
•US$85 million which was settled with US$65 million in cash and US$20 million in Galiano shares on completion of the transaction;
•US$25 million to be paid on 31 December 2025;
•US$30 million to be paid on 31 December 2026; and
•US$30 million plus a 1% net smelter royalty ("contingent consideration") to be paid once more than 100,000 ounces of gold is produced from the Nkran deposit. The royalty is capped at a volume of 447,000 ounces of gold production from the deposit.
The share of results of equity investee of Asanko Gold for the year ended 31 December 2023 was presented as a discontinued
operation in the consolidated financial statements and the comparative income statement had been presented as if Asanko Gold had been discontinued from the start of the comparative years. Refer notes 15 and 18 for further details.
The transaction was subject to a number of conditions and was concluded on 4 March 2024 with the receipt of US$65 million in cash and 28.5 million in Galiano shares, resulting in the recognition of a profit on disposal amounting to US$5.6 million in 2024.

AFR-90	Gold Fields
Notes to the consolidated financial statements continued
for the year ended 31 December 2024
15.Assets held for sale

	United States Dollars
Figures in millions unless otherwise stated	2024	2023

(a) Asanko Gold	—	153.3
– Asanko Gold joint venture	—	53.6
– Asanko redeemable preference shares	—	99.7
(b) Rusoro Mining Limited (“Rusoro”)	—	—
(c) O3 Mining Inc. (“O3 Mining”)	21.1	—
Assets held for sale	21.1	153.3
(a)Asanko Gold
On 21 December 2023, Gold Fields announced the divestment of its 45% shareholding in Asanko Gold to the joint venture partner Galiano Gold for a total consideration of US$170 million, which include upfront, deferred and contingent considerations (refer note 14 for further details). Gold Fields will also receive a 1% net smelter royalty on future production from the Nkran deposit, the main deposit at the mine.

United States Dollars
Figures in millions unless otherwise stated	2024

The Asanko deferred and contingent considerations receivable were recognised as follows:
– Present value/Fair value at 4 March 2024	61.1
– Net change in fair value/unwinding of discount rate	6.8
Asanko deferred and contingent considerations	67.9
Current portion of Asanko deferred and contingent considerations	(23.3)
Non-current portion of Asanko deferred and contingent considerations	44.6
The total considerations receivable of US$67.9 million comprise US$18.4 million contingent consideration valued at fair value and US$49.5 million deferred consideration carried at amortised cost. During 2024, a net change in fair value of
US$3.3 million was recognised for the contingent consideration and an unwinding of the discount rate of US$3.5 million was recognised for the deferred consideration.
The key inputs used in the fair value of the contingent consideration at 31 December 2024 were the discount rate of
13.0% and the contractually agreed period.
The key inputs used in the valuation of the deferred consideration at 31 December 2024 were the discount rate of 7.1%
and the contractually agreed period.
The investment in Asanko Gold, including the Asanko redeemable preference shares, was presented as an asset held for sale at 31 December 2023. Refer notes 14, 18 and 20 for further details.
The transaction was subject to a number of conditions and was concluded on 4 March 2024 with the receipt of
US$65 million in cash and 28.5 million in Galiano shares, resulting in the recognition of a profit on disposal amounting to
US$5.6 million in 2024.
(b)Rusoro
On 9 January 2024, Gold Fields announced that it entered into a share purchase agreement (the “Agreement”) with
Fulcrum Global Markets LLC, a Delaware limited liability company (“Fulcrum”), to sell its 140,000,001 common shares
(“Common Shares”) in the capital of Rusoro for an aggregate initial cash purchase price of US$62.3 million and certain additional contingent consideration upon the occurrence of specified events described below (the “Transaction”).
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
•An amount in cash equal to 15% of the value of any gross proceeds paid at any time to Fulcrum or any of its affiliates by
Rusoro or third parties in respect of the Purchased Shares (including in connection with any disposition of the
Purchased Shares, or as a dividend, distribution, return of capital, share repurchase or similar amount), to the extent that the gross amount of such cumulative proceeds exceeds US$210 million.

Gold Fields	AFR-91
(b)Rusoro continued
The US$62.3 million was received by Gold Fields on 22 January 2024, resulting in the recognition of a profit on disposal of Rusoro amounting to US$62.3 million in 2024.
The investment in Rusoro was presented as an asset held for sale as Fulcrum was in advanced discussions with Gold
Fields at 31 December 2023 to purchase the Rusoro shares from Gold Fields. At 31 December 2023, the held for sale investment in Rusoro was valued at the lower of carrying value or fair value less costs to sell, amounting to US$nil. Refer note 18 for further details.
(c)O3 Mining
On 12 December 2024, Agnico Eagle Mines Limited ("Agnico Eagle") and O3 Mining Inc. ("O3 Mining") announced that they entered into a definitive support agreement, pursuant to which Agnico Eagle agreed to offer to acquire, directly or indirectly, all of the outstanding common shares of O3 Mining at US$1.67 per common share.
Gold Fields entered into a lock-up agreement with Agnico Eagle to tender our O3 Mining common shares pursuant to the
Offer.
At 31 December 2024, the investment in O3 Mining was presented as an asset held for sale as Gold Fields entered into the lock-up agreement with Agnico Eagle before 31 December 2024.
On 24 January 2025, Agnico Eagle acquired 110,424,431 common shares of O3 Mining, which included the Gold Fields owned shares, representing approximately 94.1% of the outstanding common shares. Gold Fields received
US$21.3 million for the disposal of its O3 Mining shares.

AFR-92	Gold Fields
Notes to the consolidated financial statements continued
for the year ended 31 December 2024
16.Property, plant and equipment

United States Dollars
31 December 2023					31 December 2024
Land, mineral rights and rehabilitation assets	Mine development, infrastructure and other assets	Right-of-use assets relating to mine development, infrastructure and other assets	Total		Total	Right-of-use assets relating to mine development, infrastructure and other assets	Mine development, infrastructure and other assets	Land, mineral rights and rehabilitation assets

				Cost
432.0	11,782.7	578.1	12,792.8	Balance at beginning of the year	13,769.9	651.9	12,638.0	480.0
(3.4)	3.1	(9.5)	(9.8)	Reclassifications	—	(4.7)	5.8	(1.1)
2.5	1,052.2	—	1,054.7	Additions	1,183.4	—	1,179.4	4.0
—	—	—	—	Osisko asset acquisition[1]	1,706.8	109.0	268.7	1,329.1
—	13.2	—	13.2	Other Salares Norte non- cash costs capitalised	13.7	—	13.7	—
—	—	98.0	98.0	Right-of-use assets capitalised during the year (refer note 36)	71.7	71.7	—	—
—	—	16.3	16.3	Remeasurements of right-of- use assets capitalised (refer note 36)[2]	8.5	8.5	—	—
—	64.9	—	64.9	General borrowing costs capitalised[3]	105.6	—	105.6	—
—	(8.0)	—	(8.0)	Disposals	(6.9)	—	(6.9)	—
(0.3)	(109.3)	(31.7)	(141.3)	Scrapping of assets	(89.6)	(21.8)	(67.8)	—
53.9	—	—	53.9	Changes in estimates of rehabilitation assets (refer note 28.1)	20.6	—	—	20.6
(4.7)	(160.8)	0.7	(164.8)	Translation adjustment	(504.5)	(37.6)	(407.2)	(59.7)
480.0	12,638.0	651.9	13,769.9	Balance at end of the year	16,279.2	777.0	13,729.3	1,772.9
				Accumulated depreciation and impairment
118.4	7,618.9	239.8	7,977.1	Balance at beginning of the year	8,695.5	279.8	8,241.6	174.1
—	(1.2)	(8.6)	(9.8)	Reclassifications	—	(2.1)	2.1	—
18.8	700.0	76.5	795.3	Charge for the year	627.4	88.7	519.3	19.4
—	4.9	2.0	6.9	Salares Norte depreciation capitalised	8.5	3.3	5.2	—
33.5	122.9	—	156.4	Impairment	3.5	—	3.5	—
—	(6.5)	—	(6.5)	Disposals	(4.8)	—	(4.8)	—
(0.3)	(110.8)	(30.2)	(141.3)	Scrapping of assets	(89.6)	(21.8)	(67.8)	—
3.7	(86.6)	0.3	(82.6)	Translation adjustment	(259.7)	(11.6)	(241.5)	(6.6)
174.1	8,241.6	279.8	8,695.5	Balance at end of the year	8,980.8	336.3	8,457.6	186.9
305.9	4,396.4	372.1	5,074.4	Carrying value at end of the year	7,298.4	440.7	5,271.7	1,586.0
1Refer to note 17.2 for details of the Osisko asset acquisition.
2The re-measurements in 2024 relate mainly to leases at the Group’s Australian operations that have variable payments linked to the Australian consumer price index
(“CPI”). (2023: Leases at the Group’s Australian operations that have variable payments linked to the Australian CPI).
3General borrowing costs of US$105.6 million (2023: US$64.9 million) arising on Group general borrowings were capitalised during the period and related to the Salares
Norte project. An average interest capitalisation rate of 7.0% (2023: 6.6%) was applied.

Gold Fields	AFR-93
17.1Acquisition of Windfall Project
Background
On 2 May 2023, Gold Fields, through a 100% held Canadian subsidiary, acquired a 50% interest in the Windfall Project (the
“Partnership”) in Québec, Canada, which is in the feasibility stage, from Osisko Mining Incorporated.
•Under the Partnership structure, each of Osisko Mining Incorporated (“Osisko”) and Gold Fields, respectively, held an effective
50% partnership interest in the Windfall Project and the Exploration Properties; and
•The management company (responsible for the operation) would be governed by a Board of Directors comprising three directors nominated by Gold Fields and three directors nominated by Osisko. Decisions over the relevant activities of the
Partnership required unanimous consent of both the parties.
On 12 August 2024, Gold Fields entered into an agreement with Osisko to acquire 100% of its issued share capital. This represents a direct acquisition of Osisko as well as an indirect acquisition of the remaining 50% interest in the Windfall Project (the
“second Transaction”). The acquisition date was 25 October 2024, the date on which all conditions precedent were met and the consideration was paid in full by Gold Fields. Refer note 17.2.
Recognition and measurement
Gold Fields and Osisko previously had joint control over the Windfall Project, the initial transaction was structured as a separate vehicle and the Group had a residual interest in the net assets of the Windfall Project. Accordingly, the Group classified its interest in the Windfall Project as a joint venture.
When an equity-accounted investment is acquired in stages and results in control of an entity that is not a business, the previously held interest is recognised at its carrying amount as part of the total cost of acquisition. On 25 October 2024, the initial 50%
interest in the Windfall Project was derecognised as a joint venture and recognised at its carrying value as an asset acquisition together with the additional 50% interest held by Osisko, in terms of the second Transaction. Refer note 17.2.
Consideration
The following summarises the consideration and the cost of the Windfall joint venture:

	United States Dollar	Canadian Dollar	United States Dollar	Canadian Dollar
Figures in millions unless otherwise stated	25 Oct 2024	25 Oct 2024	31 Dec 2023	31 Dec 2023

Carrying value at 1 January	538.6	713.6	—	—
Initial recognition
Cash considerations
Purchase of equity-accounted investee	—	—	247.1	333.8
(a) C$300.0 million cash payment	—	—	221.5	300.0
(b) Pre-closing paid amounts
– C$16.9 million	—	—	12.8	16.9
– C$16.9 million	—	—	12.8	16.9
Contingent and exploration considerations
(c) C$300.0 million contingent consideration	—	—	190.8	258.4
(d) C$75.0 million exploration consideration	—	—	39.1	52.9
Subsequent measurement
Cash considerations
(e) Capital contributions	65.3	89.0	69.1	93.0
Contingent and exploration considerations
(c) C$300.0 million contingent consideration – net change in fair value[1]	8.0	10.9	7.3	9.9
(d) C$75.0 million exploration consideration – unwinding of discount rate[1]	4.8	6.6	2.9	3.9
Share of loss	(47.5)	(64.9)	(28.4)	(38.3)
Derecognition of 50% exploration consideration[2]	(22.8)	(31.7)	—	—
Derecognition of Windfall Project joint venture[2]	(519.3)	(723.5)	—	—
Translation adjustment	(27.1)	—	10.7	—
Carrying value at the end of the year	—	—	538.6	713.6
1The movements were recognised as part of the equity investment.
2Derecognised at 25 October 2024, the acquisition  date of the transaction.

AFR-94	Gold Fields
Notes to the consolidated financial statements continued
for the year ended 31 December 2024
17.1Acquisition of Windfall Project continued
Consideration continued
(a)C$300 million cash payment
The US$221.5 million (C$300 million) cash payment represented the initial consideration paid on 2 May 2023 for the 50%
interest in the joint venture.
(b)Pre-closing paid amounts
Osisko acquired certain assets for the benefit of the Windfall Project during the term sheet negotiation stage. Gold Fields agreed to refund Osisko 50% of the costs spent on these items in two equal payments of US$12.8 million (C$16.9 million) on
31 July 2023 and US$12.8 million (C$16.9 million) on 31 December 2023, respectively.
(c)C$300 million contingent consideration
The C$300.0 million contingent consideration was payable on issuance of an Environmental Impact Assessment (“EIA”)
permit to the Partnership authorising the construction and operation of the Windfall Project. In terms of the second
Transaction, the C$300.0 million contingent consideration is no longer payable.
The fair value of the contingent consideration was determined using a Monte Carlo valuation model that considers various scenarios and possibilities around the potential outcome of the EIA permit approval process and the timing of when the contingent consideration will be paid.

	25 Oct 2024	31 Dec 2023

Key assumptions of the contingent consideration:
– Fair value factor calculated using the Monte-Carlo valuation model using the following inputs:	0.931	0.894
– Probability	98%	98%
– Discount rate	5.7%	7.0%

Figures in millions unless otherwise stated	United States Dollar	Canadian Dollar

Using the above inputs and valuation technique, the fair value of the contingent consideration amounted to:
Fair value at 2 May 2023	190.8	258.4
Net change in fair value	7.3	9.9
Translation	4.4	—
Fair value at 31 December 2023	202.5	268.3
Net change in fair value	8.0	10.9
Derecognition on 25 October 2024	(200.4)	(279.2)
Translation	(10.1)	—
Fair value at 25 October 2024	—	—

Gold Fields	AFR-95
(d)C$75 million exploration consideration
As part of the acquisition of the Windfall Project, Gold Fields acquired a 50% interest in certain developmental exploration projects and targets for a C$75.0 million funding commitment by Gold Fields over 5 years commencing 2025. The
C$75.0 million funding commitment represented 100% of the initial exploration funding. The C$75.0 million would be scheduled over the period of the exploration agreement and discounted using a market related discount rate. In terms of the second Transaction, the C$75.0 million exploration consideration is no longer payable.

	25 Oct 2024	31 Dec 2023

Key assumptions of the exploration consideration:
– Term	5.1 years	6.3 years
– Discount rate	5.7%	7.0%

Figures in millions unless otherwise stated	United States Dollar	Canadian Dollar

Using the above inputs, the value of the exploration consideration amounted to:
Present value at 2 May 2023	39.1	52.9
Unwinding of discount rate	2.9	3.9
Translation	0.9	—
Carrying value at 31 December 2023	42.9	56.8
Unwinding of discount rate	4.8	6.6
Derecognition on 25 October 2024	(45.5)	(63.4)
Translation	(2.2)	—
Carrying value at 25 October 2024	—	—
(e)Cash calls
The project required funding from the Partnerships in the feasibility and development stage of the project. During 2024
Gold Fields paid cash calls amounting to US$65.3 million (C$89.0 million) (2023: US$69.1 million (C$93.0 million)) to the
Windfall Project which has been capitalised to the cost of the investment.

AFR-96	Gold Fields
Notes to the consolidated financial statements continued
for the year ended 31 December 2024
17.2Acquisition of Osisko Mining Incorporated
Background
On 2 May 2023, Gold Fields acquired a 50% interest in the Windfall Project from Osisko. Refer note 17.1 for further details.
On 12 August 2024, Gold Fields entered into an agreement with Osisko to acquire 100% of its issued share capital. This represents a direct acquisition of Osisko as well as an indirect acquisition of the remaining 50% interest in the Windfall Project.
The acquisition date was 25 October 2024, the date on which all conditions precedent were met and the consideration was paid in full by Gold Fields.
Recognition and measurement
The only significant asset acquired in Osisko is the additional 50% interest in the Windfall Project. As part of the acquisition, Gold
Fields did not acquire sufficient infrastructure or processes, including an organised workforce, which could develop the acquired inputs into an operating mine. Accordingly, the transaction was accounted for as an asset acquisition. The previously held 50%
interest in the Windfall Project was recognised at its carrying value as part of the total cost of the asset acquisition.
Consideration
The following summarises the total purchase consideration of the transaction:

Figures in millions unless otherwise stated	United States Dollar	Canadian Dollar

(a) Cash consideration	1,483.2	2,060.6
(b) Carrying value of previously held Windfall Project joint venture	519.3	723.5
(c) Transaction costs	8.5	11.9
(d) C$300.0 million contingent consideration - fair value	(200.4)	(279.2)
(e) C$75.0 million exploration consideration - 50% apportionment	(22.8)	(31.7)
(f) C$110.3 million pre-existing payable	(79.2)	(110.3)
Total purchase consideration	1,708.6	2,374.8
(a)Cash consideration
The US$1,483.2 million (C$2,060.6 million) cash represents the initial consideration paid on 25 October 2024 for
420.53 million shares at the purchase price of C$4.90 per Osisko share in an all-cash transaction.
(b)Carrying value of previously held Windfall Project joint venture
The US$519.3 million (C$723.5 million) represents the derecognition of the carrying value of the previously held Windfall
Project as a joint venture at 25 October 2024 and recognised as an asset acquisition along with the additional 50% interest held by Osisko. Refer to note 17.1 for further details.
(c)Transaction costs
Transaction costs of US$8.5 million (C$11.9 million) relating to the asset acquisition were capitalised on 25 October 2024.
(d)C$300.0 million contingent consideration - fair value
The fair value of the C$300.0 million contingent consideration at 25 October 2024 was US$200.4 million (C$279.2 million).
In terms of the transaction the consideration is no longer payable and has been eliminated. Refer to note 15.1 (c) for the key inputs used in valuation of the fair value at 25 October 2024.
(e)C$75.0 million exploration consideration – 50% apportionment
The C$75.0 million exploration consideration represented 100% of the initial exploration funding. Refer to note 15.1 (d) for further details. 50% of the remaining exploration consideration payable by Gold Fields has been purchased back as a result of the transaction and reduces the purchase consideration by US$22.8 million (C$31.7 million).
(f)C$110.3 million pre-existing payable
On acquisition, a pre-existing payable of C$110.3 million (US$79.2 million) between Osisko and Gold Fields was extinguished.

Gold Fields	AFR-97
Assets acquired and liabilities assumed
The purchase consideration at 25 October 2024 was allocated based on the relative fair values of the assets acquired and liabilities assumed as follows:

Figures in millions unless otherwise stated	United States Dollar	Canadian Dollar

ASSETS
Non-current assets	1,743.5	2,423.3
Listed investment	28.7	40.0
Equity accounted investee	8.0	11.2
Property, plant and equipment[1]	1,706.8	2,372.1
Current assets	44.0	61.4
Cash and cash equivalents	30.7	42.8
Trade and other receivables	9.7	13.5
Inventories	2.2	3.1
Other	1.4	2.0

Total assets	1,787.5	2,484.7
LIABILITIES
Non-current liabilities	49.7	69.2
Lease liabilities	43.0	59.9
Environmental rehabilitation costs	6.7	9.3
Current liabilities	29.2	40.7
Trade and other payables	21.4	29.8
Current portion of lease liabilities	7.8	10.9

Total liabilities	78.9	109.9
Net assets	1,708.6	2,374.8
1The following key assumptions were used in the valuation of the mineral rights amounting to US$1,329.1 million (C$1,845.8 million) included in property, plant and equipment:
•  Gold price: Long-term gold price of US$2,100 per ounce;
•  Discount rate: Real weighted average cost of capital ("WACC") of 7.9%;
•  Exchange rate: Long term C$/US$ exchange rate of 0.761; and
•  Resource multiple: US$37 per resource ounce.

AFR-98	Gold Fields
Notes to the consolidated financial statements continued
for the year ended 31 December 2024
18.Equity accounted investees

		United States Dollar
	Figures in millions unless otherwise stated	2024	2023	2022

	Investment in joint ventures	—	538.6
(a)	Far Southeast Gold Resources Incorporated (“FSE”)	—	—
(b)	Asanko Gold	—	—
(c)	Windfall Project	—	538.6
	Investment in associates	12.6	10.0
(d)	Other associates	12.6	10.0

	Total equity accounted investees	12.6	548.6
	Share of results of equity accounted investees, net of taxation recognised in the consolidated income statement are made up as follows:
(a)	Far Southeast Gold Resources Incorporated (“FSE”)	(1.5)	(1.3)	(1.0)
(b)	Asanko Gold – earnings	—	28.0	13.0
(b)	Asanko Gold – impairment	—	(46.9)	—
(c)	Windfall Project	(47.5)	(28.4)	—
(d)	Other associates	(4.6)	(2.9)	(1.9)
	Share of results of equity investees, net of taxation	(53.6)	(51.5)	10.1
	Asanko Gold – recognised as a discontinued operation	—	18.9	(13.0)
	Total share of results of equity investees, net of taxation	(53.6)	(32.6)	(2.9)
(a)FSE
Gold Fields interest in FSE, an unlisted entity incorporated in the Philippines, was nil% (2023: 40% and 2022: 40%) at
31 December 2024. Lepanto Consolidated Mining Company owned the remaining 60% shareholding in FSE.
During 2024, Gold Fields disposed of FSE for US$1.0 million.
FSE had a 31 December year-end and had been equity accounted since 1 April 2012. FSE’s equity accounting is based on results to the date of disposal.
Investment in joint venture consists of:

	United States Dollar
Figures in millions unless otherwise stated	2024	2023

Unlisted shares at cost	230.0	230.0
Equity contribution	100.6	99.1
Impairment – prior years	(230.0)	(230.0)
Share of accumulated losses brought forward	(99.1)	(97.8)
Share of loss after taxation[1]	(1.5)	(1.3)
Total investment in joint venture[2]	—	—
1Gold Fields’ share of loss after taxation represented exploration and other costs, including work completed on a scoping study, which was fully funded by Gold
Fields as part of their equity contribution.
2FSE had no revenues or significant assets or liabilities. Assets included in FSE represented the rights to explore and eventually mine the FSE project.

Gold Fields	AFR-99
Asanko Gold
The Asanko Gold joint venture entities comprised the following:
•A 45% interest in Asanko Gold Ghana Limited (“AGGL”), incorporated in Ghana, which owns the Asanko Gold Mine.
The government of Ghana continues to retain a 10% free carried interest in AGGL;
•A 50% interest in Adansi Gold Company Limited (“Adansi”), incorporated in Ghana; and
•A 50% interest in Shika Group Finance Limited (“Shika”), incorporated in the Isle of Man.
Gold Fields and Asanko had joint control and the Asanko operation was structured as a separate vehicle and the
Group had a residual interest in the net assets of Asanko. Accordingly, the Group had classified its interest in Asanko as a joint venture.
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
The investment in Asanko Gold, including the Asanko redeemable preference shares (refer note 20), was presented as an asset held for sale at 31 December 2023. The share of results of equity investee of Asanko Gold for the year ended
31 December 2023 was presented as a discontinued operation in the consolidated financial statements and the comparative income statement was presented as if Asanko Gold had been discontinued from the start of the comparative years.
Asanko had a 31 December year-end and was equity accounted since 31 July 2018. Asanko’s equity accounting was based on results up to the date it was classified as held for sale.
The following table summarises the financial information and the carrying amount of the Group’s interest in Asanko up to the date it was classified as held for sale:

	United States Dollar
Figures in millions unless otherwise stated	2024	2023

Initial investment at cost	—	86.9
Share of accumulated profit brought forward	—	87.9
Share of profit after taxation before impairment	—	28.0
Cumulative impairment[3]	—	(149.2)
Recognised as an asset held for sale	—	(53.6)
Carrying value at 31 December	—	—

AFR-100	Gold Fields
Notes to the consolidated financial statements continued
for the year ended 31 December 2024
18.Equity accounted investees continued
(b)Asanko Gold continued
The Group’s interest in the summarised financial statements of Asanko on a combined basis after fair value adjustments as determined at acquisition was as follows:

	United States Dollar
Figures in millions unless otherwise stated	2024	2023

Statement of financial position – Asanko
Non-current assets[1]	—	218.0
Current assets[2]	—	202.8
Non-current liabilities	—	(82.6)
Current liabilities	—	(37.7)
Net assets	—	300.5
Less: Shika redeemable preference shares	—	(186.4)
Net assets attributable to ordinary shareholders	—	114.1
Group's share of net assets	—	53.6
Reconciled as follows:
Cash consideration paid	—	165.0
Less: Consideration allocated to the redeemable preference shares (note 17)	—	(129.9)

Consideration paid for equity portion	—	35.1
Gain on acquisition	—	51.8
Share of accumulated losses brought forward	—	87.9
Share of profit after taxation before impairment	—	28.0
Impairment[3]	—	(149.2)
Carrying amount of interest in joint venture	—	53.6

Income statement – Asanko
Revenue	—	256.5
Production costs	—	(155.6)
Depreciation and amortisation	—	(13.7)
Other expenses	—	(10.4)
Royalties	—	(14.6)
Profit for the year before impairment	—	62.2
Group's share of profit before impairment	—	28.0
Group's share of impairment[3]	—	(46.9)
Group's share of total comprehensive income after impairment	—	(18.9)
1At 31 December 2023, included impact of fair value adjustment, amounting to US$39.6 million, to property, plant and equipment of the Asanko Gold mine as determined at acquisition and impairment as discussed below.
2At 31 December 2023, current assets included cash and cash equivalents amounting to US$138.6 million.
3During 2022, there were no changes in status with respect to the completion of the technical and economic work required to generate a Reserve and Resources estimate based on a LoM. Taking this into consideration, management utilised the LoM developed for the 2022 impairment calculation and this resulted in no impairment for the year ended 31 December 2022. As a result of the sale transaction,  the investment in Asanko was classified as an asset held for sale at 31
December 2023 and the investment was required to be measured at the lower of carrying value or fair value less costs to sell. Management determined the fair value less costs to sell based on the consideration to be received per the sale agreement, which resulted in an impairment of US$46.9 million for the year ended
31 December 2023. Refer notes 14 and 15 for further details.

Gold Fields	AFR-101
Windfall Project
On 2 May 2023, Gold Fields, through a 100% held Canadian subsidiary, acquired a 50% interest in the Windfall Project in
Québec, Canada, which is in the feasibility stage, from Osisko Mining Incorporated (the “Partnership”).
On 12 August 2024, Gold Fields entered into an agreement with Osisko to acquired 100% of its issued share capital.
This represents a direct acquisition of Osisko as well as an indirect acquisition of the remaining 50% interest in the
Windfall Project (the “second Transaction”). The acquisition date was 25 October 2024, the date on which all conditions precedent were met and the consideration was paid in full by Gold Fields. Refer note 17.2.
Gold Fields and Osisko previously had joint control over the Windfall Project, the initial transaction was structured as a separate vehicle and the Group had a residual interest in the net assets of the Windfall Project. Accordingly, the Group classified its interest in the Windfall Project as a joint venture.
On 25 October 2024, the initial 50% interest in the Windfall Project was derecognised as a joint venture and recognised as an asset acquisition together with the additional 50% interest held by Osisko, in terms of the second Transaction. Refer note 17.2.
The Partnership had a 31 December year-end and was equity accounted since 2 May 2023. The Partnership’s equity accounting was based on results to 25 October 2024.
The following table summarises the financial information and the carrying amount of the Group’s interest in the
Partnership:

	United States Dollar		Canadian Dollar
Figures in millions unless otherwise stated	2024	2023	2024	2023

Opening balance 1 January	538.6	—	713.6	—
Cash considerations
C$300.0 million cash payment	—	221.5	—	300.0
C$33.8 million pre-closing paid amounts	—	25.6	—	33.8
C$93.0 million cash calls	65.3	69.1	89.0	93.0
Contingent and exploration considerations
C$300.0 million contingent consideration
– Initial fair value	—	190.8	—	258.4
– Net change in fair value	8.0	7.3	10.9	9.9
C$75.0 million exploration consideration
– Initial present value	—	39.1	—	52.9
– Unwinding of discount rate	4.8	2.9	6.6	3.9
Share of loss[1]	(47.5)	(28.4)	(64.9)	(38.3)
Derecognition of Windfall Project joint venture[2]	(519.3)	—	(723.5)	—
Derecognition of 50% exploration consideration[2]	(22.8)	—	(31.7)	—
Translation adjustment	(27.1)	10.7	—	—
Carrying value at 31 December	—	538.6	—	713.6
1The Windfall Project share of loss for 2024 and 2023 relates mainly to exploration expenses.
2Derecognised at 25 October 2024, the acquisition date of the transaction.

AFR-102	Gold Fields
Notes to the consolidated financial statements continued
for the year ended 31 December 2024
18.Equity accounted investees continued
(c)Windfall Project continued
The Group’s interest in the summarised financial statements of the Windfall Project on a combined basis after fair value adjustments as determined at acquisition is as follows:

	United States Dollar		Canadian Dollar
Figures in millions unless otherwise stated	2024	2023	2024	2023

Statement of financial position – Windfall Project
Non-current assets[1,2]	—	963.8	—	1,277.1
Current assets[3]	—	141.2	—	187.1
Current liabilities	—	(27.8)	—	(36.9)
Net assets	—	1,077.2	—	1,427.3
Group’s share of net assets	—	538.6	—	713.6
1At 31 December 2023, includes impact of fair value adjustment to the exploration property as determined at acquisition.
2Non-current assets comprised mainly property, plant and equipment and exploration assets.
3At 31 December 2023, current assets include cash and cash equivalents amounting of US$20.4 million (C$27.0 million).

		United States Dollar
	Figures in millions unless otherwise stated	2024	2023

(d)	Other
	Investment in associate	12.6	10.0
	Lunnon Metals Limited (“Lunnon”)[1]	4.8	10.0
	Rusoro Mining Limited (“Rusoro”) – recognised as an asset held for sale[2]	—	—
	Vior Mining Exploration Company Inc. ("Vior")[3]	7.8	—

1During 2024, Gold Fields recognised a share of loss for the year of US$4.7 million (2023: US$2.9 million). Gold Fields’ interest in Lunnon was 30.5% (2023: 31.1%)
at 31 December 2024.
2Represented a holding of 24.4% at 31 December 2023 in Rusoro.
The carrying value of Rusoro was written down to US$nil at 31 December 2023 due to losses incurred by the entity. The fair value, based on the quoted market price of the investment, in Rusoro at 31 December 2023 was US$64.5 million.The unrecognised share of loss of Rusoro for the year ended 31 December 2023 amounted to US$7.1 million. The cumulative unrecognised share of losses of Rusoro at 31 December 2023 amounted to US$221.8 million.
On 9 January 2024, Gold Fields announced that it had entered into a share purchase agreement with Fulcrum Global Markets LLC, a Delaware limited liability company (“Fulcrum”), to sell its 140,000,001 common shares (“Common Shares”) in the capital of Rusoro for an aggregate initial cash purchase price of
US$62.3 million and additional contingent consideration upon the occurrence of specified events. Refer note 15 for further details.
The investment in Rusoro was presented as an asset held for sale at 31 December 2023 as Fulcrum was in advanced discussions with Gold Fields at
31 December 2023 to purchase the Rusoro shares from Gold Fields. Refer note 14 for further details.
3Vior was acquired as part of the Osisko acquisition during 2024. Gold Fields recognised a share of profit for 2024 of US$0.1 million. Gold Fields’ interest in Vior was 20.7% at 31 December 2024

Gold Fields	AFR-103
19.Interest in joint operation
On 13 December 2016, Gold Fields purchased 50% of the Gruyere Gold Project and entered into a 50:50 unincorporated joint operation with Gold Road Resources Limited (“Gold Road”) for the development and operation of the Gruyere Gold Project in
Western Australia, which comprises the Gruyere gold deposit as well as additional resources including Central Bore and
Attila/Alaric.
Below is a summary of Gold Fields’ share of the joint operation and includes inter-company transactions and balances:

	2024		2023
Figures in millions unless otherwise stated	US$	A$	US$	A$

Statement of financial position
Non-current assets	473.5	764.0	507.0	744.4
Property, plant and equipment	473.5	764.0	507.0	744.4
Current assets	68.2	110.1	70.3	103.2
Cash and cash equivalents	20.6	33.3	19.8	29.1
Inventories	38.5	62.1	47.2	69.3
Other receivables	9.1	14.7	3.3	4.8

Total assets	541.7	874.1	577.3	847.6
Total equity
Retained earnings	244.8	395.1	168.5	247.4
Non-current liabilities	150.6	243.0	162.9	239.2
Deferred taxation	63.0	101.6	60.4	88.7
Finance lease liabilities	65.0	104.9	77.6	114.0
Environmental rehabilitation costs	20.9	33.7	22.2	32.6
Long-term incentive plan	1.7	2.8	2.7	3.9
Current liabilities	146.3	236.0	245.9	361.0
Related entity loans payable	105.7	170.5	209.6	307.6
Trade and other payables	32.3	52.1	27.2	40.0
Current portion of finance lease liabilities	8.3	13.4	9.1	13.4

Total equity and liabilities	541.7	874.1	577.3	847.6

AFR-104	Gold Fields
Notes to the consolidated financial statements continued
for the year ended 31 December 2024
20.Investments

	United States Dollar
Figures in millions unless otherwise stated	2024	2023

Listed
At fair value through OCI[1]	114.5	65.7
Unlisted
Asanko redeemable preference shares[2]	—	99.7
Other[3]	46.5	40.5
Investments	161.0	205.9
Asanko redeemable preference shares – recognised as an asset held for sale[2]	—	(99.7)
O3 Mining - recognised as an asset held for sale[4]	(21.1)	—
Total investments	139.9	106.2
1The listed investments comprise mainly investments in Galiano Gold Inc. (formerly Asanko Gold Inc.) of US$62.8 million (2023: US$20.2 million), Tesoro Gold Limited shares and options of US$4.1 million (2023: US$4.1 million), Mineral Resources Limited of US$13.9 million (2022: US$31.2 million) and O3 Mining of US$21.1 million (2023:
US$nil). Refer note 45 for further details of listed investments.
2Consisted of 132,439,999 redeemable preference shares at par value for US$132,439,999 at 31 December 2023.
The following table shows a reconciliation from the fair value at the beginning of the year to the fair value of the redeemable preference shares at the end of the year
(level 3 financial instrument):

	United States Dollar
Asanko redeemable preference shares	2024	2023

Fair value at beginning of the year	—	60.3
Net change in fair value (recognised in OCI)	—	39.4
Fair value at end of the year	—	99.7
The fair value was based on the expected cash flows of the Asanko Gold Mine and this resulted in a upward fair value adjustment through other comprehensive income of US$39.4 million in 2023, due to the change in the timing of the expected cash flows.
The key inputs used in the valuation of the fair value at 31 December 2023 were the discount rate of 19.9%, the timing of the cash flows and gold price assumptions.
Any reasonable change in the timing of the cash flows or market related discount rate could have materially changed the fair value of the redeemable preference shares
(refer to note 41 for sensitivity analysis performed).
On 21 December 2023, Gold Fields announced the divestment of its 45% shareholding in Asanko Gold (both the preference shares and equity-accounted investee).
The Asanko redeemable preference shares were presented as an asset held for sale at 31 December 2023. Refer to notes 15 and 18 for further details.
3Other comprises listed bonds of US$37.2 million (2023: US$40.4 million) and other non-listed investments and warrants of US$9.3 million (2023: US$0.1 million).
4Refer note 15 for further details regarding the recognition of O3 Mining as an asset held for sale.
21.Environmental trust funds

	United States Dollar
Figures in millions unless otherwise stated	2024	2023

Balance at beginning of the year	109.6	98.8
Contributions	13.2	10.7
Interest earned	4.4	1.2
Translation adjustment	(2.0)	(1.1)
Balance at end of the year[1]	125.2	109.6
1The trust funds consist of term deposits amounting to US$22.2 million (2023: US$20.7 million) in South Africa, as well as secured cash deposits amounting to
US$103.0 million (2023: US$88.9 million) in Ghana.
These funds are intended to fund environmental rehabilitation obligations of the Group’s mines and are not available for general purposes of the Group. All income earned in these funds is re-invested or spent to meet these obligations. The obligations which these funds are intended to fund are included in environmental rehabilitation costs under non-current provisions (refer to note 28.1). Refer to note 37 for details on environmental obligation guarantees.

Gold Fields	AFR-105
22.Inventories

	United States Dollar
Figures in millions unless otherwise stated	2024	2023

Gold-in-process and stockpiles	791.0	814.6
Consumable stores	258.1	265.2
Total inventories	1,049.1	1,079.8
Heap leach and stockpiles inventories included in non-current assets[1]	(349.8)	(251.9)
Total current inventories[2,3]	699.3	827.9
1Relates to heap leach and stockpiles inventories which will not be processed within the next 12 months.
2The cost of consumable stores consumed during the year and included in cost of sales amounted to US$392.2 million (2023: US$400.8 million).
3 During 2024, a net realisable value adjustment to stockpiles of US$3.0 million (2023: US$33.8 million at Damang) was processed at Cerro Corona.
23.Trade and other receivables

	United States Dollar
Figures in millions unless otherwise stated	2024	2023

Trade receivables – gold sales	123.3	42.8
Trade receivables – copper concentrate	16.5	18.2
Trade receivables – other	12.9	7.7
Payroll receivables	5.8	6.3
Prepayments	50.8	59.3
Value Added Tax and import duties	106.9	92.4
Diesel rebate	1.8	1.9
Other	19.8	22.8
Trade and other receivables	337.8	251.4
24.Cash and cash equivalents

	United States Dollar
Figures in millions unless otherwise stated	2024	2023

Cash at bank and on hand	860.2	648.7
Total cash and cash equivalents[1]	860.2	648.7
1Cash and cash equivalents include secured cash deposits of US$80.1 million (2023: US$59.6 million) in Australia and US$20.0 million (2023: US$20.0 million) in Peru, set aside for future rehabilitation costs. The contributions in Australia and Peru are pro-active and not legally required by local legislation.

AFR-106	Gold Fields
Notes to the consolidated financial statements continued
for the year ended 31 December 2024
25.Stated capital

	United States Dollar
Figures in millions unless otherwise stated	2024	2023

Balance at beginning of the year	3,871.5	3,871.5
Balance at end of the year	3,871.5	3,871.5

	Number of shares in issue	Number of shares in issue

In issue at 1 January	893,540,813	891,378,571
Exercise of employee share options	1,483,434	2,162,242
In issue at 31 December[1]	895,024,247	893,540,813
Authorised[1]	2,000,000,000	2,000,000,000
1Share capital comprises no par value shares.
Authorised and issued
Holders of shares are entitled to dividends as declared from time to time and are entitled to one vote per share at general meetings of the Company.
In terms of the general authority granted by shareholders at the AGM on 30 May 2024, the authorised but unissued ordinary stated capital of the Company representing not more than 5% of the issued stated capital of the Company from time to time at that date, after setting aside so many ordinary shares as may be required to be allotted and issued pursuant to the share incentive schemes, was placed under the control of the Directors. This authority expires at the next Annual General Meeting where shareholders will be asked to place under the control of the Directors the authorised but unissued ordinary stated capital of the
Company representing not more than 5% of the issued stated capital of the Company from time to time.
In terms of the JSE Listings Requirements, shareholders may, subject to certain conditions, authorise the Directors to issue the shares held under their control for cash, other than by means of a rights offer, to shareholders. In order that the Directors of the
Company may be placed in a position to take advantage of favourable circumstances which may arise for the issue of such shares for cash, without restriction, for the benefit of the Company, shareholders will be asked to consider a special resolution to this effect at the forthcoming AGM.
Repurchase of shares
The Company has not exercised the general authority granted to buy back shares from its issued ordinary stated capital granted at the AGM held on 30 May 2024. Currently, the number of ordinary shares that may be bought back in any one financial year may not exceed 10% of the issued ordinary share capital as of 30 May 2024. At the next AGM, shareholders will be asked to renew the general authority for the acquisition by the Company, or a subsidiary of the Company, of its own shares.
Beneficial shareholding
The following beneficial shareholders hold 3% or more of the Company’s listed ordinary shares at 31 December 2024:

	Number of shares	% of issued ordinary shares

Public Investment Corporation (Government Employees Pension Fund)[1]	189,528,728	21.18%
VanEck Vectors Gold Miners ETF	39,430,264	4.41%
1The beneficial shareholding by the Public Investment Corporation ("PIC") fluctuated below and above 20% during the year and the only transactions between Gold Fields and PIC related to dividends paid.

Gold Fields	AFR-107
26.Deferred taxation
The detailed components of the net deferred taxation liability which results from the differences between the carrying amounts of assets and liabilities recognised for financial reporting and taxation purposes in different accounting periods are:

	United States Dollar
Figures in millions unless otherwise stated	2024	2023

Liabilities
– Mining assets	814.6	719.9
– Right-of-use assets	110.5	110.9
– Investment in environmental trust funds	5.6	4.9
– Inventories	22.8	21.6
– Other	61.9	15.4
Liabilities	1,015.4	872.7
Assets
– Provisions	(103.5)	(110.7)
– Tax losses[1]	(117.6)	(54.2)
– Unredeemed capital expenditure[1]	(321.4)	(364.0)
– Lease liabilities	(124.0)	(126.7)
Assets	(666.5)	(655.6)
Net deferred taxation liabilities	348.9	217.1
Included in the statement of financial position as follows:
Deferred taxation assets	(154.9)	(172.2)
Deferred taxation liabilities	503.8	389.3
Net deferred taxation liabilities	348.9	217.1
Balance at beginning of the year	217.1	204.3
Recognised in profit or loss	146.9	6.8
Recognised in OCI	6.9	0.3
Translation adjustment	(22.0)	5.7
Balance at end of the year	348.9	217.1
1Tax losses and unredeemed capital expenditure have been recognised, as disclosed in note 10, to the extent that the tax paying entities will have taxable profits in the foreseeable future (per the life-of-mine models of the respective operations) in order to utilise the unused tax losses and unredeemed capital expenditure before they expire. This was particularly assessed with reference to the South Deep and Damang life-of-mine models.

AFR-108	Gold Fields
Notes to the consolidated financial statements continued
for the year ended 31 December 2024
27.Borrowings
The terms and conditions of outstanding loans are as follows:

		United States Dollar
Facility Figures in millions unless otherwise stated	Notes	2024	2023	Borrower	Nominal Interest rate	Commitment fee	Maturity date

US$500 million 5-year notes issue (the 5-year notes)[1]	(a)	—	499.6	Orogen	5.125%	—	15 May 2024
US$500 million 10-year notes issue (the 10-year notes)[1]	(b)	497.9	497.5	Orogen	6.125%	—	15 May 2029
US$150 million revolving senior secured credit facility[2]	(c)	—	83.5	La Cima	SOFR plus 1.40%	0.50%	15 April 2024
US$85 million revolving senior secured credit facility[2]	(d)	33.5	—	La Cima	SOFR plus 2.15%	0.50%	28 April 2026
US$100 million revolving credit facility[3]		—	—	Ghana	SOFR plus 2.75%	0.90%	13 April 2025
A$500 million syndicated revolving credit facility – old[4]	(e)	—	—	Gruyere	BBSY plus 2.20%	0.88%	19 November 2023
A$500 million syndicated revolving credit facility – new[4]	(f)	210.6	—	Gruyere	BBSY plus 1.75%	0.70%	26 September 2028
US$1,200 million revolving credit facilities – old[5]	(g)	—	—
– Facility A (US$600 million 3-year revolving credit facility)		—	—	Orogen/Ghana	LIBOR plus 1.45%	0.51%	25 May 2023
– Facility B (US$600 million 5-year revolving credit facility)		—	—	Orogen/Ghana	LIBOR plus 1.70%	0.60%	25 May 2023
US$1,200 million revolving credit facility – new[5,6]	(h)	1,034.5	155.9	Orogen/Windfall	SOFR/CORRA plus 1.55%	0.54%	Refer footnote 6
US$750 million multi-currency bridge facilities[7]	(i)	719.1	—	Orogen/Windfall	SOFR/CORRA plus 0.75% to 1.60%	0.15%	17 October 2025
R1,500 million Nedbank revolving credit facility[8]		—	—	GFIJVH/GFO	JIBAR plus 2.80%	0.90%	8 May 2023
R500 million Nedbank revolving credit facility[8]		—	—	GFIJVH/GFO	JIBAR plus 2.00%	0.60%	8 May 2028
R500 million Rand Merchant Bank revolving credit facility[9]		—	—	GFIJVH/GFO	JIBAR plus 2.15%	0.71%	15 April 2023
R1,000 million Rand Merchant Bank revolving credit facility[9]		—	—	GFIJVH/GFO	JIBAR plus 1.90%	0.53%	19 April 2028
R500 million Absa Bank revolving credit facility – old[10]		—	—	GFIJVH/GFO	JIBAR plus 2.20%	0.77%	15 April 2023
R500 million Absa Bank revolving credit facility – new[10]		—	—	GFIJVH/GFO	JIBAR plus 1.90%	0.57%	5 May 2028
R500 million Standard Bank revolving credit facility[11]		—	—	GFIJVH/GFO	JIBAR plus 1.95%	0.59%	8 May 2028
Total borrowings		2,495.6	1,236.5
Current borrowings		(719.1)	(583.1)
Non-current borrowings		1,776.5	653.4
1On 9 May 2019, Gold Fields successfully concluded the raising of two new bonds,, raising a total of US$1 billion at an average coupon of 5.625%.
The balances of the five-year notes and the 10-year notes are net of unamortised transaction costs amounting to US$nil (2023: US$0.4 million) and US$2.1 million (2023:
US$2.5 million), respectively.
The 5-year and 10-year notes are unconditionally and irrevocably guaranteed by Gold Fields Limited (“Gold Fields”), Gold Fields Ghana Holdings (BVI) Limited (“GF Ghana”) and
Gold Fields Holdings Company (BVI) Limited (“GF Holdings”) (collectively “the Guarantors”), on a joint and several basis.
On 15 May 2024, the US$500 million 5-year notes matured and were repaid.
2On 10 May 2024, the US$150 million revolving senior secured credit facility was refinanced with the US$85 million revolving senior secured credit facility and cancelled.
Borrowings under the US$85 million revolving senior secured credit facility are secured by first-ranking assignments of all rights, title and interest in all of La Cima’s concentrate sale agreements. In addition, the offshore and onshore collection accounts of La Cima are subject to an account control agreement and a first-ranking charge in favour of the lenders. This facility is non-recourse to the rest of the Group.
3On 27 September 2021, Gold Fields Ghana Limited ("GF Ghana Limited") and Abosso Goldfields Limited ("Abosso") entered into a US$100 million revolving credit facility.
Borrowings under the facility are guaranteed by GF Ghana Limited and Abosso. This facility is non-recourse to the rest of the Group.
During 2024, the maturity date of the facility was extended by 6 months to 13 April 2025.
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
5On 25 July 2019, Gold Fields Orogen Holding (BVI) Limited ("Orogen") and GF Ghana entered into a US$1,200 million revolving credit facilities agreement.
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
During 2024, US$1,116.7 million of the facility was extended to 25 May 2029. The remaining US$83.3 million matures on 25 May 2028.
7On 18 October 2024, Orogen and Windfall entered into a US$500 million multi-currency bridge facility and a US$250 million multi-currency parallel bridge facility (collectively called the "US$750 million multi-currency bridge facilities"). The facility was used to finance the Osisko asset acquisition.
The facilities mature on 17 October 2025, with an option at the discretion of the lenders, to extend the maturity date by six months.
Borrowings under the facilities are guaranteed by Gold Fields, GF Holdings, Orogen and Windfall.
8On 8 May 2023, the R1,500 million Nedbank revolving credit facility matured and was replaced with the R500 million Nedbank revolving credit facility. Borrowings under the new facility are guaranteed by Gold Fields, GF Holdings, Orogen, GFO and GFIJVH.
9On 19 April 2023 the R500 million Rand Merchant Bank revolving credit facility matured and was replaced with the R1,000 million Rand Merchant Bank revolving credit facility.
Borrowings under the new facility are guaranteed by Gold Fields, GF Holdings, Orogen, GFO and GFIJVH.
10On 5 May 2023, the old R500 million Absa Bank revolving credit facility matured and was replaced with the new R500 million Absa Bank revolving credit facility. Borrowings under the new facility are guaranteed by Gold Fields, GF Holdings, Orogen, GFO and GFIJVH.
11On 8 May 2023, GFO and GFIJVH entered into a R500 million Standard Bank revolving credit facility. Borrowings under the facility are guaranteed by Gold Fields, GF Holdings,
Orogen, GFO and GFIJVH.
12The Group has access to uncommitted loan facilities from some of the major banks. These facilities have no fixed terms, are short-term in nature and interest rates are market related. Borrowings under these facilities are guaranteed by Gold Fields.

Gold Fields	AFR-109

		United States Dollar
	Figures in millions unless otherwise stated	2024	2023

(a)	US$500 million 5-year notes issue
	Balance at beginning of the year	499.6	498.8
	Unwinding of transaction costs	0.4	0.8
	Repayments	(500.0)	—
	Balance at end of the year	—	499.6
(b)	US$500 million 10-year notes issue
	Balance at beginning of the year	497.5	497.0
	Unwinding of transaction costs	0.4	0.5
	Balance at end of the year	497.9	497.5
(c)	US$150 million revolving senior secured credit facility
	Balance at beginning of the year	83.5	83.5
	Repayments	(83.5)	—
	Balance at end of the year	—	83.5
(d)	US$85 million revolving senior secured credit facility
	Loans advanced	83.5	—
	Repayments	(50.0)	—
	Balance at end of the year	33.5	—
(e)	A$500 million syndicated revolving credit facility – old
	Loans advanced	—	247.1
	Repayments	—	(247.0)
	Translation adjustment	—	(0.1)
	Balance at end of the year	—	—
(f)	A$500 million syndicated revolving credit facility – new
	Loans advanced	263.1	160.8
	Repayments	(39.1)	(162.9)
	Translation adjustment	(13.5)	2.1
	Balance at end of the year	210.6	—
(g)	US$1,200 million revolving credit facilities – old
	Loans advanced	—	241.0
	Repayments	—	(241.0)
	Balance at end of the year	—	—
(h)	US$1,200 million revolving credit facility – new
	Balance at beginning of the year	155.9	—
	Loans advanced[1]	1,202.2	155.9
	Repayments[2]	(313.7)	—
	Translation adjustment	(9.9)	—
	Balance at end of the year	1,034.5	155.9
(i)	US$750 million multi-currency bridge facilities
	Loans advanced[3]	742.3	—
	Translation adjustment	(23.2)	—
	Balance at end of the year	719.1	—
	Total borrowings	2,495.6	1,236.5
1The US$1,202.2 million (2023: US$155.9 million) includes Canadian dollar drawdowns by Windfall amounting to US$389.3 million (C$541.5 million) (2023:
US$23.9 million (C$31.6 million)) in 2024.
2The US$313.7 million includes Canadian dollar repayments by Windfall amounting to US$118.1 million (C$162.5 million) in 2024.
3The US$742.3 million (C$1,034.3 million) relates to Canadian dollar drawdowns by Windfall in 2024.

AFR-110	Gold Fields
Notes to the consolidated financial statements continued
for the year ended 31 December 2024
27.Borrowings continued

	United States Dollar
Figures in millions unless otherwise stated	2024	2023

The exposure of the Group’s borrowings to interest rate changes and the contractual repricing dates at the reporting dates are as follows:
Variable rate with exposure to repricing (six months or less)	1,997.7	239.4
Fixed rate with no exposure to repricing	497.9	997.1
	2,495.6	1,236.5
The carrying amounts of the Group’s borrowings are denominated in the following currencies:
US Dollar	1,280.4	1,212.6
Canadian Dollar	1,004.6	23.9
Australian Dollar	210.6	—
	2,495.6	1,236.5
The Group has the following undrawn borrowing facilities:
Committed	549.0	1,687.8
Uncommitted	72.3	74.4
	621.3	1,762.2
All of the above undrawn committed facilities have floating rates. The uncommitted facilities have no expiry dates and are open ended. Undrawn committed facilities have the following expiry dates:
– within one year	100.0	166.5
– later than one year and not later than two years	51.5	—
– later than three years and not later than five years	397.5	1,521.3
	549.0	1,687.8

Gold Fields	AFR-111
28.Provisions

		United States Dollar
	Figures in millions unless otherwise stated	2024	2023

28.1	Environmental rehabilitation costs	475.5	452.9
28.2	Silicosis settlement costs	4.9	5.1
	Other	0.8	1.4
	Total provisions	481.2	459.4
	Current portion of provisions	(79.2)	(47.0)
	Non-current portion of provisions	402.0	412.4
28.1	Environmental rehabilitation costs
	Balance at beginning of the year	452.9	387.7
	Changes in estimates – capitalised[1]	20.6	53.9
	Changes in estimates – recognised in profit or loss[1]	(1.2)	4.0
	Osisko asset acquisition[2]	6.7	—
	Interest expense	24.8	21.8
	Payments	(9.4)	(14.8)
	Translation adjustment	(18.9)	0.3
	Balance at end of the year[3]	475.5	452.9
	Current portion of environmental rehabilitation costs	(78.4)	(46.8)
	Non-current portion of environmental rehabilitation costs	397.1	406.1
	The provision is calculated using the following gross closure cost estimates:
	South Africa	43.4	44.0
	Ghana	119.3	107.5
	Australia	228.8	230.6
	Peru	193.7	168.9
	Chile	48.4	47.1
	Canada	7.8	—
	Total gross closure cost estimates	641.4	598.1

The provision is calculated using the following assumptions:	Inflation rate Year 1	Inflation rate Year 2	Inflation rate Year 3	Inflation rate Year 4 onwards	Discount rate

2024
South Africa	4.3%	4.6%	4.6%	4.6%	11.1%
Ghana	2.2%	2.3%	2.3%	2.3%	10.9% – 11.3%
Australia	3.0%	2.8%	2.6%	2.5%	4.3% – 4.6%
Peru	2.2%	2.3%	2.3%	2.3%	5.6%
Chile	2.2%	2.3%	2.3%	2.3%	5.2%
Canada	2.0%	2.0%	2.0%	2.0%	3.1%
2023
South Africa	5.0%	4.6%	4.5%	4.5%	12.1%
Ghana	2.7%	2.5%	2.3%	2.3%	12.1% – 12.4%
Australia	3.8%	3.3%	2.8%	2.6%	4.0% – 4.2%
Peru	2.7%	2.5%	2.3%	2.3%	5.2%
Chile	2.7%	2.5%	2.3%	2.3%	4.6%
1Changes in estimates are defined as changes in reserves and corresponding changes in life of mine as well as changes in laws and regulations governing environmental matters, closure cost estimates and discount rates.
2Refer to note 17.2 for details of the Osisko asset acquisition.
3South African, Ghanaian, Australian, Peruvian and Canadian mining companies are required by law to undertake rehabilitation as part of their ongoing operations.
These environmental rehabilitation costs are funded as follows:
•Ghana – reclamation bonds underwritten by banks and restricted cash (refer to note 21);
•South Africa – contributions into environmental trust funds (refer to note 21) and guarantees (refer to note 37);
•Australia – mine rehabilitation fund levy and cash (refer note 21);
•Peru – bank guarantees (refer note 37) and cash (refer to note 21); and
•Canada - bank guarantees (refer note 37).

AFR-112	Gold Fields
Notes to the consolidated financial statements continued
for the year ended 31 December 2024
28.Provisions continued

		United States Dollar
	Figures in millions unless otherwise stated	2024	2023

28.2	Silicosis settlement costs[1]
	Balance at the beginning of the year	5.1	10.5
	Changes in estimates	(0.3)	(4.1)
	Unwinding of provision recognised as finance expense	0.6	0.9
	Payment	(0.4)	(1.3)
	Translation	(0.1)	(0.9)
	Balance at end of the year	4.9	5.1
	Current portion of silicosis settlement costs	(0.8)	(0.2)
	Non-current portion of silicosis settlement costs	4.1	4.9
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
The Tshiamiso Trust has been established to carry out the terms of the settlement agreement reached between six gold mining companies (including Gold Fields) and claimant attorneys in the Silicosis and Tuberculosis class action. The Tshiamiso Trust is responsible for ensuring that all eligible current and former mineworkers across southern Africa with Silicosis or work-related Tuberculosis (or their dependents where the mineworker has passed away) are compensated pursuant to the Silicosis and
Tuberculosis Class Action Settlement Agreement.  Gold Fields provided an amount of US$4.9 million (R92.0 million) (2023: US$5.1 million (R93.8 million)) for this obligation in the statement of financial position at 31 December 2024. The nominal amount of this provision is US$6.3 million (R119.1 million). Gold Fields believes that this remains a reasonable estimate of its share of the settlement of the class action claims and related costs.
The assumptions that were made in the determination of the provision include silicosis prevalence rates, estimated settlement per claimant, benefit take-up rates and disease progression rates. A discount rate of 9.02% (2023: 9.27%) was used, based on government bonds with similar terms to the anticipated settlements. Refer to note
38 for further details.
29.Long-term incentive plan

	United States Dollar
Figures in millions unless otherwise stated	2024	2023

Opening balance	78.9	53.0
Charge to income statement	14.5	55.8
Salares Norte project costs capitalised	—	2.3
Payments	(38.2)	(32.0)
Translation adjustment	(4.2)	(0.2)
Balance at end of the year[1,2]	51.0	78.9
Current portion of long-term incentive plan	(31.0)	(38.4)
Non-current portion of long-term incentive plan	20.0	40.5
1Senior and middle management receive awards under the LTIP. The performance conditions of the LTIP are approved annually by the Remuneration Committee.
Performance conditions are based on the same conditions as the share-based payments plan. The expected timing of the cash outflows in respect of each grant is at the end of three years after the original award was made.
2The value of instruments granted during the year ended 31 December 2024, 2023 and 2022 were valued using the Monte Carlo simulation model:

	2024	2023	2022

The inputs to the model for instruments granted during the year were as follows:
– weighted average historical volatility (based on a statistical analysis of the share price on a weighted moving average basis for the expected term of the option)	52.6%	51.0%	51.0%
– expected term (years)	3 years	3 years	3 years
– dividend yield*	n/a	n/a	n/a
– average three-year risk free interest rate (based on US interest rates)	3.9%	2.6%	2.6%
– weighted average fair value (United States dollars)	14.1	9.8	10.2

*There is no dividend yield applied to the Monte Carlo simulation model as the performance conditions follow a total shareholder return method.

Gold Fields	AFR-113
30.Trade and other payables

	United States Dollar
Figures in millions unless otherwise stated	2024	2023

Trade payables	151.7	161.8
Accruals and other payables	387.5	362.8
Payroll payables	44.8	54.1
Leave pay accrual	60.7	57.4
Interest payable on loans	6.4	7.8
Trade and other payables	651.1	643.9
31.Cash generated by operations

	United States Dollar
Figures in millions unless otherwise stated	2024	2023	2022

Profit from continuing operations[1]	1,290.5	745.2	708.7
Adjusted for non-cash items:
– Mining and income taxation	697.1	465.1	442.1
– Royalties	147.7	116.4	110.4
– Amortisation and depreciation	627.4	795.3	844.3
– Interest expense – environmental rehabilitation	24.8	21.8	11.8
– Non-cash rehabilitation (income)/expense	(1.2)	4.0	(8.9)
– Interest received – environmental trust funds	(4.4)	(1.2)	(1.1)
– Impairment of investments and assets	3.5	156.4	505.0
– Profit on disposal of assets	(0.6)	(32.4)	(10.4)
– Profit on disposal of assets held for sale - Rusoro	(62.3)	—	—
– Profit on disposal of asset held for sale - Asanko Gold	(5.6)	—	—
– Unwinding of discount rate/net change in fair value of Asanko deferred and contingent considerations	(6.8)	—	—
– Unrealised gain and prior year mark-to-market reversals on derivative contracts	—	—	(1.8)
– Silicosis settlement costs	(0.3)	(4.1)	(2.2)
– Share-based payments	4.4	9.1	6.9
– Long-term incentive plan expense	14.5	55.8	29.0
– Borrowing costs capitalised	(105.6)	(64.9)	(37.9)
– Share of results of equity-accounted investees, net of taxation	52.1	31.3	1.9
– Ghana expected credit loss	—	33.2	17.5
– Net realisable value adjustment to Cerro Corona stockpiles (2023: Damang)	3.0	33.8	—
– Other non-cash items	3.5	(7.1)	1.2
Adjusted for cash items:
– Interest expense	130.6	105.1	97.6
– Interest received	(17.4)	(23.4)	(12.1)
– Payment of long-term incentive plan	(38.2)	(32.0)	(32.4)
– Environmental rehabilitation payments	(9.4)	(14.8)	(10.8)
Total cash generated by operations	2,747.3	2,392.6	2,658.8
1Profit for the year of US$708.7 million in 2022 includes the Yamana break fee of US$300.0 million and Yamana related costs of US$33.0 million.

AFR-114	Gold Fields
Notes to the consolidated financial statements continued
for the year ended 31 December 2024
32.Change in working capital

	United States Dollar
Figures in millions unless otherwise stated	2024	2023	2022

Inventories	15.3	(153.1)	(195.1)
Trade and other receivables	(96.8)	(61.4)	38.5
Trade and other payables	95.4	15.4	22.4
Total change in working capital	13.9	(199.1)	(134.2)
33.Royalties paid

	United States Dollar
Figures in millions unless otherwise stated	2024	2023	2022

Amount owing at beginning of the year	(21.0)	(17.9)	(20.6)
Royalties	(147.7)	(116.4)	(110.4)
Amount owing at end of the year	30.7	21.0	17.9
Translation	1.9	(0.1)	0.8
Total royalties paid	(136.1)	(113.4)	(112.3)
34.Taxation paid

	United States Dollar
Figures in millions unless otherwise stated	2024	2023	2022

Amount (payable)/receivable at beginning of the year	(13.6)	22.4	(115.9)
Current taxation recognised in profit or loss	(550.2)	(458.3)	(475.1)
Amount payable/(receivable) at end of the year[1]	36.6	13.6	(22.4)
Translation	1.7	0.5	1.7
Total taxation paid	(525.5)	(421.8)	(611.7)
1Amount (receivable)/payable comprises as follows:

	United States Dollar
Figures in millions unless otherwise stated	2024	2023	2022

Non-current taxation receivable*	(69.7)	(75.7)	—
Current taxation receivable	(6.1)	(6.4)	(76.0)
Taxation payable	112.4	95.7	53.6
Taxation payable/(receivable) at the end of the year	36.6	13.6	(22.4)
*The non-current taxation receivable of US$69.7 million (CAD100.3 million) (2023: US$75.7 million  (CAD100.3 million) and 2022: current taxation receivable of US$76.0 million
(CAD100.3 million)) at 31 December 2024 relates to the withholding tax deducted and paid to the Canadian tax authority in 2022 on the Yamana break fee which had been classified as non-current in 2023. Gold Fields continues to believe that it will recover the withholding tax from the Canadian tax authority.
35.Retirement benefits

	United States Dollar
Figures in millions unless otherwise stated	2024	2023	2022

All employees are members of various defined contribution retirement schemes.
Contributions to the various retirement schemes are fully expensed during the period in which they are incurred.
Retirement benefit costs	36.2	33.8	35.0

Gold Fields	AFR-115
36.Lease liabilities

	United States Dollar
Figures in millions unless otherwise stated	2024	2023

Balance at the beginning of the year[1]	436.4	394.2
Additions during the year[2]	71.7	98.0
Remeasurements of leases during the year[3]	8.5	16.3
Osisko asset acquisition[4]	50.8	—
Interest expense	24.8	22.7
Repayments of principal amount	(92.2)	(71.5)
Repayments of interest expense	(24.8)	(22.7)
Translation adjustment	(25.0)	(0.6)
Balance at the end of the year	450.2	436.4
Current portion of lease liability	(86.9)	(76.7)
Non-current portion of lease liability	363.3	359.7
Lease liabilities are payable as follows:
Future minimum lease payments
– within one year	111.3	100.7
– later than one and not later than five years	271.2	245.3
– later than five years	178.4	203.0
Total	560.9	549.0
Interest
– within one year	24.4	24.0
– later than one and not later than five years	62.1	54.2
– later than five years	24.2	34.4
Total	110.7	112.6
Present value of minimum lease payments
– within one year	86.9	76.7
– later than one and not later than five years	209.1	191.1
– later than five years	154.2	168.6
Total	450.2	436.4
1Leases entered into related mainly to power purchase agreements, rental of gas pipelines, ore haulage and site services, mining equipment hire, transportation contracts, property rentals and other equipment rentals.
2The additions in 2024 relate mainly to additional assets in terms of mining contracts and power purchase agreements in Australia and Salares (2023: additional assets in terms of mining contracts and power purchase agreements in Australia).
3The remeasurements in 2024 relate mainly to leases at the Group’s Australian operations that have variable payments linked to the Australian consumer price index
(“CPI”) (2023: Leases at the Group’s Australian operations that have variable payments linked to the Australian CPI).
4Refer to note 17.2 for details of the Osisko asset acquisition.

AFR-116	Gold Fields
Notes to the consolidated financial statements continued
for the year ended 31 December 2024
37.Commitments

	United States Dollar
Figures in millions unless otherwise stated	2024	2023

Capital expenditure
Contracted for[1]	360.9	161.6
1Contracted for capital expenditure of US$360.9 million (2023: US$161.6 million) includes US$117.1 million (2023: US$115.2 million) for Salares Norte and US$129.3 million
(2023: US$nil) for the St Ives renewable project.
Lease contracts

	United States Dollar
Lease contracts[1] Figures in millions unless otherwise stated	Undiscounted lease liabilities[2]	Non-lease elements[3]	Fully variable lease payments[4]	Total

2024
– within one year	111.3	209.5	483.6	804.4
– later than one and not later than five years	271.2	340.7	1,703.9	2,315.8
– later than five years	178.4	131.3	468.3	778.0
	560.9	681.5	2,655.8	3,898.2
2023
– within one year	100.7	165.9	572.4	839.0
– later than one and not later than five years	245.3	348.8	1,556.8	2,150.9
– later than five years	203.0	182.2	995.0	1,380.2
	549.0	696.9	3,124.2	4,370.1
1No leases were entered into during 2024 for which the use of the assets has not yet commenced at year-end.
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
Guarantees
The Group provides environmental obligation guarantees and other guarantees with respect to its South African, Peruvian,
Ghanaian, Australian and Canadian operations. These guarantees amounted to US$233.6 million at 31 December 2024 (2023:
US$221.0 million) (refer note 28.1).

Gold Fields	AFR-117
38.Contingent liabilities
Randgold and Exploration summons
On 21 August 2008, Gold Fields Operations Limited (“GFO”) formerly known as Western Areas Limited, a subsidiary of Gold
Fields, received a summons from Randgold and Exploration Company Limited (“R&E”) and African Strategic Investment (Holdings)
Limited (collectively the "Plaintiffs"). The summons claims that during the period that GFO was under the control of Brett Kebble,
Roger Kebble and others, who were directors at the company, GFO assisted in the unlawful disposal of shares owned by R&E in
Randgold Resources Limited (“Resources”) and Afrikander Lease Limited, now Uranium One.
The claims have been computed in various ways. The highest value of the claims, when last calculated by the Plaintiffs during May
2017, equated to R43.7 billion (US$2.3 billion). The Plaintiffs are currently undergoing a process to amend their claims. Arising from, inter alia, objections raised by Gold Fields in such process, the Plaintiffs have formally indicated that they intend abandoning significant portions of their claims (such abandonment equating to in excess of R31.0 billion (US$1.6 billion) of the highest value of their claims). The value of the revised claims will be crystallised once the amendment process has run its course.
GFO has joined certain third parties to the action in order to enable it to claim compensation against such third parties in the event that the plaintiffs are successful in one or more of their claims. In addition, notices in terms of section 2(2)(b) of the
Apportionment of Damages Act, 1956 were served on various parties by GFO, in order to enable it to make a claim for a contribution against such parties in terms of the Apportionment of Damages Act, should the plaintiffs be successful in one or more of its claims.
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
Financial provision raised
Gold Fields has provided for the estimated cost of the above settlement based on actuarial assessments and the provisions of the
Silicosis and Tuberculosis Settlement Agreement. At 31 December 2024, the provision for Gold Fields’ share of the settlement of the class action claims and related costs amounted to US$4.9 million (R92.0 million) (2023: US$5.1 million (R93.8 million)). The nominal value of this provision is US$6.3 million (R119.1 million).
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
a reliable estimate of the total potential impact on the Group. Cerro Corona continues to investigate technical solutions to better inform appropriate short and long-term mitigation strategies for ARD management and to work towards a reasonable cost estimate of these potential issues.

AFR-118	Gold Fields
Notes to the consolidated financial statements continued
for the year ended 31 December 2024
38.Contingent liabilities continued
Acid mine drainage continued
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
39.Events after the reporting date
Final dividend
On 20 February 2025, Gold Fields declared a final dividend of 700 SA cents per share.
Construction contractor at Salares Norte
Gold Fields and its construction contractor at Salares Norte, Sigdo Koppers, have been engaged in disputes arising from the construction of the Salares Norte project since 2022. These disputes were consolidated into a single arbitration in 2024, with the parties seeking to reach a mutually acceptable settlement of all matters in early 2025. The parties have now reached agreement on the terms of the settlement, which will deal with all disputes on a full and final settlement basis and such amount is fully provided for in the 31 December 2024 financial statements.
Damang mining lease extension
In December 2024, Gold Fields applied for an extension of the Damang mining lease, expiring on 18 April 2025, in accordance with applicable law. In March 2025, Gold Fields was notified by the Minerals Commission of Ghana that its application for extension had been rejected.  Gold Fields believes, based on applicable law and legal opinion which Gold Fields obtained from counsel, that there are no legitimate grounds for such rejection. Gold Fields intends to pursue all available avenues to seek the reversal of this decision, and to ultimately obtain an extension of the Damang mining lease, including through international arbitration, if required.
As such, Gold Fields believes that the Damang mine continues to be a going concern, and will continue to operate through the processing of the remaining stock piles under the current life of mine plan. Gold Fields has concluded that there was no impact on the financial position of Damang and the Group as at 31 December 2024. For Damang's contribution to the Group, refer note 44
Segmental Report and Mineral Resources and Mineral Reserves Report.
Non-binding, indicative and conditional offer for Gold Road Resources Limited
On 7 March 2025, Gold Fields (through its wholly owned subsidiary, Gruyere Holdings Pty Ltd) provided a non-binding, indicative and conditional offer to the Board of Gold Road Resources Limited (“Gold Road”) to acquire 100% of the issued and outstanding share capital in Gold Road by way of a scheme of arrangement (the “Proposed Gold Road Acquisition”). The Proposed Gold Road
Acquisition would consolidate Gold Fields’ ownership of the Gruyere gold mine in Western Australia, which is currently a 50/50 joint venture between Gold Fields and Gold Road and managed by Gold Fields. Gold Fields announced the Proposed Gold Road
Acquisition on 24 March 2025 (the "Announcement").
The offer to acquire Gold Road was for a cash consideration of A$3.05 per share as of 7 March 2025. The consideration comprised a fixed portion of A$2.27 per share plus a variable portion equal to the value of each shareholders’ proportion of Gold
Road’s shareholding in De Grey Mining Ltd (“De Grey”) (“Offer Price”). The offer price values Gold Road’s equity at A$3.3 billion and implies a total enterprise value of A$2.4 billion based on Gold Road’s closing share price on 21 March 2025 of A$2.38 per share. Gold Fields is confident in its ability to finance the Proposed Gold Road Acquisition in line with the Group's capital allocation framework.
During initial engagement between 7 March 2025 and the date of the Announcement, the proposal was rejected by the Gold
Road board of directors.  Gold Fields will continue to seek the engagement of the Gold Road board of directors and its shareholders to consider the merits of the Proposed Gold Road Acquisition. However, there is no certainty that Gold Fields will be able to successfully complete the Proposed Gold Road Acquisition on similar terms as the initial proposal, if at all.

Gold Fields	AFR-119
40.Financial instruments
Accounting classifications and fair values
The following tables show the carrying amounts and fair values of financial assets and financial liabilities.

	United States Dollar
	Carrying amount				Carrying amount	Fair value
Figures in millions unless otherwise stated	Fair value through profit or loss	Fair value through OCI	Financial assets measured at amortised cost	Financial liabilities measured at amortised cost	Total	Total

2024
Financial assets measured at fair value
– Trade receivables from provisional copper sales	16.5	—	—	—	16.5	16.5
– Investments	—	114.5	—	—	114.5	114.5
– Asanko contingent consideration	18.4	—	—	—	18.4	18.4
Total	34.9	114.5	—	—	149.4	149.4
Financial assets not measured at fair value
– Environmental trust funds	—	—	125.2	—	125.2	125.2
– Trade and other receivables	—	—	156.0	—	156.0	156.0
– Cash and cash equivalents	—	—	860.2	—	860.2	860.2
– Other investment	—	—	46.5	—	46.5	46.5
– Asanko deferred consideration	—	—	49.5	—	49.5	49.5
Total	—	—	1,237.4	—	1,237.4	1,237.4
Financial liabilities not measured at fair value
– Borrowings	—	—	—	2,495.6	2,495.6	2,502.1
– Trade and other payables	—	—	—	545.6	545.6	545.6
– Lease liabilities	—	—	—	450.2	450.2	450.2
Total	—	—	—	3,491.4	3,491.4	3,497.9

	United States Dollar
	Carrying amount				Carrying amount	Fair value
Figures in millions unless otherwise stated	Fair value through profit or loss	Fair value through OCI	Financial assets measured at amortised cost	Financial liabilities measured at amortised cost	Total	Total

2023
Financial assets measured at fair value
– Trade receivables from provisional copper sales	18.2	—	—	—	18.2	18.2
– Investments	—	65.7	—	—	65.7	65.7
– Asanko redeemable preference shares	—	99.7	—	—	99.7	99.7
Total	18.2	165.4	—	—	183.6	183.6
Financial assets not measured at fair value
– Environmental trust funds	—	—	109.6	—	109.6	109.6
– Trade and other receivables	—	—	73.3	—	73.3	73.3
– Cash and cash equivalents	—	—	648.7	—	648.7	648.7
– Other investment	—	—	40.5	—	40.5	40.5
Total	—	—	872.1	—	872.1	872.1
Financial liabilities measured at fair value
– Windfall Project – contingent consideration[1]	202.5	—	—	—	202.5	202.5
Total	202.5	—	—	—	202.5	202.5
Financial liabilities not measured at fair value
– Borrowings	—	—	—	1,236.5	1,236.5	1,249.9
– Windfall Project – exploration consideration[1]	—	—	—	42.9	42.9	42.9
– Trade and other payables	—	—	—	532.4	532.4	532.4
– Lease liabilities	—	—	—	436.4	436.4	436.4
Total	—	—	—	2,248.2	2,248.2	2,261.6
[1] The Group elected to capitalise fair value movements in the contingent consideration to the equity accounted investee. Refer note 17.

AFR-120	Gold Fields
Notes to the consolidated financial statements continued
for the year ended 31 December 2024
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
Asanko redeemable preference shares
Asanko redeemable preference shares were accounted for at fair value based on the expected cash flows set out in note 20.
Asanko deferred and contingent considerations
The contingent consideration is measure at fair value and the deferred consideration is measured at amortised cost. The values of the considerations are based based on the expected cash flows of the consideration receivable. Refer note 15(a) for the key inputs used in the valuation.
Environmental trust funds
The environmental trust funds are measured at amortised cost which approximates fair value based on the nature of the fund’s underlying investments.
Other investments
Comprise listed bonds and unlisted investments and warrants that are measured at amortised cost which approximates fair value.
The fair value of the bonds is determined using quoted market prices in active markets. Comparatives for other investments were included in 2024.
Borrowings
The 10-year notes (2023: the five-year notes and the 10-year notes) are issued at a fixed interest rate. The fair values of these notes are based on listed market prices. The fair value of the remaining borrowings approximates their carrying amount, determined using the discounted cash flow method using market related interest rates.
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
Level 3
Inputs for the asset or liability that are not based on observable market data (unobservable inputs).
The Group recognises transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred. There were no transfers during the years ended 31 December 2024 and 2023.

Gold Fields	AFR-121
40.Financial instruments continued
The following table sets out the Group’s financial assets and financial liabilities by level within the fair value hierarchy at the reporting date:

	United States Dollar
	2024				2023
Figures in millions unless otherwise stated	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3

Financial assets measured at fair value
Trade receivables from provisional copper sales	16.5	—	16.5	—	18.2	—	18.2	—
Investments – listed	114.5	114.5	—	—	65.7	65.7	—	—
Asanko contingent consideration	18.4	—	—	18.4	—	—	—	—
Asanko redeemable preference shares	—	—	—	—	99.7	—	—	99.7
Financial assets not measured at fair value
Environmental trust funds	125.2	—	125.2	—	109.6	—	109.6	—
Other investment	46.5	46.5	—	—	40.5	40.5	—	—
Asanko deferred consideration	49.5	—	49.5	—	—	—	—	—
Financial liabilities measured at fair value
Windfall Project – contingent consideration	—	—	—	—	202.5	—	—	202.5
Financial liabilities not measured at fair value
Borrowings	2,502.1	504.4	—	1,997.7	1,249.9	1,010.5	—	239.4
Trade receivables from provisional copper sales
Valued using quoted market prices based on the forward London Metal Exchange (“LME”) and, as such, is classified within level 2 of the fair value hierarchy.
Listed investments
Comprise equity investments in listed entities and are therefore valued using quoted market prices in active markets.
Asanko deferred and contingent considerations
The contingent consideration is measured at fair value and the deferred consideration is measured at amortised cost. The values of the considerations are based on the expected cash flows of the consideration receivable. Refer note 15(a) for the key inputs used in the valuations.
Asanko redeemable preference shares
The fair value at 31 December 2023 was based on the expected cash flows of the Asanko Gold Mine based on the life-of-mine model. Refer to note 20 for key inputs.
Environmental trust funds
The environmental trust funds are measured at amortised cost which approximates fair value based on the nature of the fund’s underlying investments.
Other investments
Comprise listed bonds and unlisted investments and warrants that are measured at amortised cost which approximates fair value.
The fair value of the bonds is determined using quoted market prices in active markets. Comparatives for other investments were included in 2024.
Windfall Project – contingent consideration
The fair values at 31 December 2023 were based on the expected cash flows of the respective considerations. Refer note 17.1 for the key inputs used in the valuation of the fair values.
Borrowings
The 10-year notes (2023: the 5-year notes and the 10-year notes) are issued at a fixed interest rate. The fair values of these notes are based on listed market prices and are classified within level 1 of the fair value hierarchy. The fair value of the remaining borrowings approximates their carrying amount, determined using the discounted cash flow method and market related interest rates and are classified within level 3 of the fair value hierarchy.

AFR-122	Gold Fields
Notes to the consolidated financial statements continued
for the year ended 31 December 2024
41.Risk management activities
In the normal course of its operations, the Group is exposed to commodity price, currency, interest rate, liquidity, equity price and credit risk. In order to manage these risks, the Group has developed a comprehensive risk management process to facilitate control and monitoring of these risks.
Controlling and managing risk in the Group
Gold Fields has policies in areas such as counterparty exposure, hedging practices and prudential limits which have been approved by the Gold Fields’ Board of Directors. Management of financial risk is centralised at Gold Fields’ treasury department
(“Treasury”), which acts as the interface between Gold Fields’ operations and counterparty banks. Treasury manages financial risk in accordance with the policies and procedures established by the Gold Fields’ Board of Directors and Executive Committee.
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
Banking relations management
The objective is to maintain relationships with credible financial institutions and ensure that all contracts and agreements related to risk management activities are coordinated and consistent throughout the Group and that they comply where necessary with all relevant regulatory and statutory requirements.

Gold Fields	AFR-123
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
The Group has reduced its credit exposure by dealing with a number of counterparties. The Group approves these counterparties according to its risk management policy and ensures that they are of good credit quality.
The combined maximum credit risk exposure of the Group is as follows:

	United States Dollar
Figures in millions unless otherwise stated	2024	2023

Environmental trust funds	125.2	109.6
Trade and other receivables[1]	172.5	91.5
Asanko deferred and contingent considerations	67.9	—
Other investments	46.5	40.5
Cash and cash equivalents	860.2	648.7
1Trade and other receivables above exclude VAT, prepayments, payroll receivables and diesel rebates amounting to US$165.3 million (2023: US$159.9 million).
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
Impairment of trade receivables, carried at amortised cost, has been determined using the simplified expected credit loss (“ECL”)
approach and reflects the short term maturities of the exposures. Gold revenue is recognised at the same time as receipt of the cash, except in certain cases where the cash is received one or two days after revenue recognition. In Peru, for the sale of copper concentrate, 90% of the cash is received when the revenue is recognised and the remaining 10% cash is received at the end of the quotational period.
Receivables due from the sale of the Tarkwa mining fleet were assessed using the simplified approach using the lifetime ECL.
The ECL was based on the Group’s understanding of the financial position of the counterparty, including the consideration of their credit risk grade. Refer note 13.1 for further details.
Concentration risk
At 31 December 2024, the exposure to credit risk for trade receivables by geographic region was as follows:

	United States Dollar
Figures in millions unless otherwise stated	2024	2023

Ghana	38.4	1.5
Australia	83.4	41.3
Chile	1.5	—
Peru	16.5	18.2
Total trade receivables	139.8	61.0

AFR-124	Gold Fields
Notes to the consolidated financial statements continued
for the year ended 31 December 2024
41.Risk management activities continued
Asanko deferred and contingent considerations
The deferred consideration was assessed at stage 1 in 2024. The ECL was assessed to be immaterial based on the Group’s understanding of the financial position of the counterparty, including the consideration of their credit risk grade. The contingent consideration is measured at fair value. Refer note 15(a) for further details.
Other investments
Other investments are mainly held with reputable banks and financial institutions. The Group considers that its other investments have low credit risk based on the external credit ratings of the counterparties.
Cash and cash equivalents
The Group held cash and cash equivalents of US$860.2 million (2023: US$648.7 million).
The cash and cash equivalents are held with reputable banks and financial institutions. The loss allowance for cash and cash equivalents is measured at an amount equal to the 12-month ECL. The Group considers that its cash and cash equivalents have low credit risk based on the external credit ratings of the counterparties.
Environmental trust funds
The Group held environmental trust funds of US$125.2 million (2023: US$109.6 million).
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
Uncommitted borrowing facilities are maintained with several banking counterparties to meet the Group’s normal and contingency funding requirements.
The following are the contractually due undiscounted cash flows resulting from maturities of all financial liabilities, including interest payments:

Gold Fields	AFR-125

	United States Dollar
Figures in millions unless otherwise stated	Within one year	Between one and five years	After five years	Total

2024
Trade and other payables	545.6	—	—	545.6
Borrowings[1]
– US$ borrowings[2]
– Capital[3]	—	1,282.5	—	1,282.5
– Interest	76.9	250.9	—	327.8
– C$ borrowings[4]
– Capital	719.1	285.5	—	1,004.6
– Interest	42.1	46.0	—	88.1
– A$ borrowings[5]
– Capital	—	210.6	—	210.6
– Interest	12.7	34.9	—	47.6
Environmental rehabilitation costs[6]	80.7	179.6	381.1	641.4
Lease liabilities	111.3	271.2	178.4	560.9
South Deep dividend	0.7	1.4	0.4	2.5
Total	1,589.1	2,562.6	559.9	4,711.6
2023
Trade and other payables	532.4	—	—	532.4
Borrowings[1]
– US$ borrowings[2]
– Capital[3]	583.5	132.0	500.0	1,215.5
– Interest	51.0	153.4	11.5	215.9
– C$ borrowings[4]
– Capital	—	23.9	—	23.9
– Interest	1.7	5.7	—	7.4
Environmental rehabilitation costs[4]	47.5	187.4	363.2	598.1
Lease liabilities	100.7	245.3	203.0	549.0
South Deep dividend	0.7	1.8	0.7	3.2
Total	1,317.5	749.5	1,078.4	3,145.4
1Spot Rates: R18.84 = US$1.00 (2023: R18.30 = US$1.00), C$0.70 = US$1.00 (2023: C$0.75 = US$1.00) and A$0.62 = US$1.00).
2US$ borrowings – Spot SOFR (one month fix) rate adjusted by specific facility agreement: 4.332% (2023: 5.330% (one month fix)).
3The capital amounts of the US$500 million 10-year notes issue (2023: US$500 million five-year notes issue and the US$500 million 10-year notes issue) in the table above represent the principal amounts to be repaid and differ from the carrying values presented in the statement of financial position due to the unwinding of transaction costs capitalised at inception.
4C$ borrowings – Spot CORRA (one month fix) rate adjusted by specific facility agreement: 3.279% (2023: 5.455%).
5A$ borrowings – Spot BBSY (one month fix) rate adjusted by specific facility agreement: 4.273%.
6Although environmental rehabilitation costs do not meet the definition of a financial liability, the Group included the gross closure cost estimate in the undiscounted cash flows as it represents a future cash outflow (refer to note 28.1). In South Africa and Ghana, US$125.2 million (2023: US$109.6 million) of the environmental rehabilitation costs are funded through the environmental trust funds.
Market risk
Gold Fields is exposed to market risks, including foreign currency, commodity price, equity securities price and interest rate risk associated with underlying assets, liabilities and anticipated transactions. Following periodic evaluation of these exposures, Gold
Fields may enter into derivative financial instruments to manage some of these exposures.

AFR-126	Gold Fields
Notes to the consolidated financial statements continued
for the year ended 31 December 2024
41.Risk management activities continued
Market risk
The table on the following page summarises the gain on financial instruments recognised in profit or loss for the derivative financial instruments entered into by Gold Fields:
Gold Fields is exposed to market risks, including foreign currency, commodity price, equity securities price and interest rate risk associated with underlying assets, liabilities and anticipated transactions. Following periodic evaluation of these exposures,
Gold Fields may enter into derivative financial instruments to manage some of these exposures.
The following table summarises the gain on financial instruments recognised in profit or loss for the derivative financial instruments entered into by Gold Fields:

	United States Dollar
Figures in millions unless otherwise stated	2024	2023	2022

Ghana oil hedge	—	—	13.5
Australia oil hedge	—	—	8.4
Salares Norte foreign currency hedge	—	—	2.1
Gain on financial instruments	—	—	24.0
Comprised of:
Unrealised gain and prior year mark-to-market reversals on derivative contracts	—	—	1.8
Realised gain on derivative contracts	—	—	22.2
Gain on financial instruments	—	—	24.0
Outstanding hedges
At 31 December 2024 and 2023, there were no outstanding hedges.
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
Although this exposes Gold Fields to transaction and translation exposure from fluctuations in foreign currency exchange rates,
Gold Fields does not generally hedge its foreign currency exposure, although it may do so in specific circumstances, such as financing projects or acquisitions. Also, Gold Fields on occasion undertakes currency hedging to take advantage of favourable short-term fluctuations in exchange rates when management believes exchange rates are at unsustainable levels.

Gold Fields	AFR-127
Currency risk only exists on account of financial instruments being denominated in a currency that is not the functional currency and being of a monetary nature. The Group had no significant exposure to currency risk relating to financial instruments at
31 December 2024 and 31 December 2023. Differences resulting from the translation of financial statements into the Group’s presentation currency are not taken into account.
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
Hedge accounting
The gains and losses on all hedges were recognised in profit or loss and are included in the gain on financial instruments line item. The Group has not designated the instruments for hedge accounting.
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
results and therefore should not be considered a projection of likely future events and gains/losses.
Hedging sensitivity
No hedge sensitivities are presented as the effect of changes in the financial instruments was not material to profit or loss.

AFR-128	Gold Fields
Notes to the consolidated financial statements continued
for the year ended 31 December 2024
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
The Group’s equity investments are publicly traded and are listed on one of the following exchanges:
•JSE Limited;
•Toronto Stock Exchange; and
•Australian Stock Exchange.
The following table summarises the impact of increases/decreases of the equity prices of listed investments at fair value through
OCI on the Group’s shareholders’ equity. The analysis is based on the assumption that the share prices quoted on the exchange have increased/decreased with all other variables held constant and the Group’s investments moved according to the historical correlation with the index.

	United States Dollar
Sensitivity to equity security price	(Decrease)/increase in equity price
Figures in millions unless otherwise stated	(10.0%)	(5.0%)	5.0%	10.0%

2024
(Decrease)/increase in OCI[1]	(11.5)	(5.7)	5.7	11.5
2023
(Decrease)/increase in OCI[1]	(6.6)	(3.3)	3.3	6.6
1Spot rate: R18.84 = US$1.00  (2023: R18.30 = US$1.00)
Preference shares price risk
The Group was exposed to preference shares price risk at 31 December 2023 because of the Asanko preference shares which were designated at fair value through OCI. The fair value of the redeemable preference shares was based on the expected cash flows of the Asanko Gold Mine based on the life-of-mine model. Refer to note 20 for key assumptions used, as well as further details regarding the disposal of Asanko Gold during 2024.
The tables below summarise the impact of increases/decreases on the Group’s shareholders’ equity at 31 December 2023 in case of changes in the key inputs used to value the preference shares. The first analysis was based on the assumption that the market related discount rate increased/decreased with all other variables held constant. The second analysis was based on the assumption that the timing of the cash flows used in the life-of-mine model increased/decreased with all other variables held constant.

	United States Dollar
Sensitivity to preference share price risk	(Decrease)/increase in discount rate
Figures in millions unless otherwise stated	(2.5%)	(5.0%)	5.0%	2.5%

2023
Increase/(decrease) in OCI	3.0	6.3	(5.5)	(2.8)

			United States Dollar
Sensitivity to preference share price risk Figures in millions unless otherwise stated			(Decrease)/increase in timing of cash flows
			1 year earlier	1 year later

2023
Increase/(decrease) in OCI			10.8	(16.5)

Gold Fields	AFR-129
Windfall Project contingent consideration
The Group was exposed to price risk because of the Windfall contingent consideration which was designated at fair value through profit or loss. The Group elected to capitalise fair value movements in the contingent consideration. The fair value of the contingent consideration was based on the expected cash flows and timing. Refer to note 17.1 for key assumptions used, as well as further details regarding the derecognition of the contingent consideration as part of the Osisko asset acquisition during 2024.
The tables below summarise the impact of increases/decreases on the carrying value of the equity accounted investee at
31 December 2023 in case of changes in the key inputs used to value the contingent consideration. The first analysis was based on the assumption that the market related discount rate have increased/decreased with all other variables held constant. The second analysis was based on the assumption that the timing of the cash flows increased/decreased with all other variables
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
for the year ended 31 December 2024
41.Risk management activities continued
Interest rate sensitivity
General
As Gold Fields has no significant interest-bearing assets, the Group’s income and operating cash flows are substantially independent of changes in market interest rates. Gold Fields’ interest rate risk arises from borrowings.
As of 31 December 2024, Gold Fields’ borrowings amounted to US$2,495.6 million (2023: US$1,236.5 million). Gold Fields generally does not undertake any specific action to cover its exposure to interest rate risk, although it may do so in specific circumstances.
LIBOR/SOFR developments
During 2023, Gold Fields either replaced or transitioned all the loan facilities using the London Interbank Offered Rate ("LIBOR")
to the Secured Overnight Financing Rate ("SOFR"). This did not have a material impact on the Group’s finance cost.
CDOR/CORRA developments
During 2024, Gold Fields either replaced or transitioned all the loan facilities using the Canadian Dollar Offered Rate ("CDOR") to the Canadian Overnight Repo Rate Average ("CORRA"). This did not have a material impact on the Group’s finance cost.
JIBAR/ZARONIA developments
The South African Reserve Bank ("SARB") has continued to advance its multi-year initiative to transition from the Johannesburg
Interbank Average Rate ("JIBAR") to an alternative reference rate. Since the initial designation of the South African Rand Overnight
Index Average ("ZARONIA") as the successor rate to replace JIBAR, SARB has taken several key steps to support the transition. In
2024, SARB published comprehensive technical guidance and a detailed transition framework for ZARONIA. This framework clarifies the underlying methodology, operational procedures, and market practices for using ZARONIA in both new and legacy contracts. SARB has indicated that a formal cessation announcement for JIBAR is expected to be made in December 2025, with the rate’s final discontinuation targeted for the end of 2026. Gold Fields continues to monitor the transition process closely and does not expect the transition to have a material impact on the Group’s finance costs.
Interest rate sensitivity analysis
The portion of Gold Fields’ interest-bearing borrowings at year-end that is exposed to interest rate fluctuations in the SOFR rate is
US$782.5 million (2023: SOFR/LIBOR rate US$215.5 million), CORRA rate is US$1,004.6 million (C$1,444.9 million) (2023: CDOR rate US$23.9 million (C$31.6 million)) and BBSY rate is US$210.6 million (A$340.0 million) (2023: US$nil (A$nil). These borrowings are normally rolled for periods between one and three months and are therefore exposed to the rate changes in this period.
The remainder of the borrowings bear interest at a fixed rate.
Interest rate sensitivity analysis
The table below summarises the effect of a change in finance expense on the Group’s profit or loss had SOFR/LIBOR, the Bank
Bill Swap Rate ("BBSY") and CORRA/CDOR differed as indicated. The analysis is based on the assumption that the applicable interest rate increased/decreased with all other variables held constant and is calculated on the weighted average borrowings for the year. All financial instruments with fixed interest rates that are carried at amortised cost are not subject to the interest rate sensitivity analysis.

	United States Dollar
Sensitivity to interest rates	Change in interest expense for a nominal change in interest rates
Figures in millions unless otherwise stated	(1.5%)	(1.0%)	(0.5%)	0.5%	1.0%	1.5%

2024
Sensitivity to SOFR interest rates	(6.3)	(4.2)	(2.1)	2.1	4.2	6.3
Sensitivity to CORRA interest rates[1]	(1.9)	(1.3)	(0.6)	0.6	1.3	1.9
Sensitivity to BBSY interest rates[1]	(0.3)	(0.2)	(0.1)	0.1	0.2	0.3
Change in finance expense	(8.5)	(5.7)	(2.8)	2.8	5.7	8.5
2023
Sensitivity to LIBOR/SOFR/CDOR interest rates	(1.7)	(1.2)	(0.6)	0.6	1.2	1.7
Sensitivity to BBSY interest rates[1]	(1.2)	(0.8)	(0.4)	0.4	0.8	1.2
Change in finance expense	(2.9)	(2.0)	(1.0)	1.0	2.0	2.9
1Average rates: A$0.66= US$1.00 (2023: A$0.66 = US$1.00) and C$0.73 = US$1.00 (2023: C$0.74 = US$1.00).

Gold Fields	AFR-131
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
The Group monitors capital using the ratio of net debt to adjusted EBITDA. The definition of adjusted EBITDA and net debt is defined in the Group's facilities agreements. Adjusted EBITDA is defined as profit or loss for the year adjusted for interest, taxation, amortisation and depreciation and certain other non-operating costs. Net debt is defined as total borrowing plus lease liabilities less cash and cash equivalents. The bank covenants on external borrowings require a net debt to adjusted EBITDA ratio of 3.5 or below and EBITDA to net finance charges ratio of 4 or above and the ratios are measured based on amounts in United
States Dollar. The bank covenants compliance is assessed bi-annually at 30 June and 31 December. At the date of this report, the
Group was not in default under the terms of any of its outstanding credit facilities.

		United States Dollar
Figures in millions unless otherwise stated	Notes	2024	2023

Total borrowings	27	2,495.6	1,236.5
Add: Lease liability	36	450.2	436.4
Less: Cash and cash equivalents	24	860.2	648.7
Net debt		2,085.6	1,024.2
Adjusted EBITDA		2,847.4	2,428.3
Net debt to adjusted EBITDA ratio		0.73	0.42
Adjusted EBITDA to net finance charges ratio		22.4	23.6
Reconciliation of profit for the year to adjusted EBITDA:
Profit for the year from continuing operations		1,290.5	745.2
Mining and income taxation	10	697.1	465.1
Royalties	9	147.7	116.4
Finance expense	4	50.4	62.9
Investment income	3	(28.7)	(24.9)
Foreign exchange loss		6.6	5.6
Amortisation and depreciation	2	627.4	795.3
Share-based payments	5	4.4	9.1
Long-term incentive plan	29	14.5	55.8
Restructuring costs	8	6.6	7.8
Silicosis settlement costs	28.2	(0.3)	(4.1)
Impairment of investments and assets	7	3.5	156.4
Profit on disposal of assets		(0.6)	(32.4)
Share of results of equity accounted investees, net of taxation	18	53.6	32.6
Profit on disposal of asset held for sale - Asanko Gold	15 (a)	(5.6)	—
Profit on disposal of assets held for sale - Rusoro	15 (b)	(62.3)	—
Gruyere rainfall event	8	12.0	—
Rehabilitation (income)/expense	8	(1.2)	4.0
Ghana expected credit loss	13.1	—	33.2
Other[1]		31.8	0.3
Adjusted EBITDA		2,847.4	2,428.3
1Based on information underlying the audited consolidated annual financial statements of Gold Fields Limited for the year ended 31 December 2024 and 2023.

AFR-132	Gold Fields
Notes to the consolidated financial statements continued
for the year ended 31 December 2024
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
(b)Key management remuneration
Key management personnel include Executive Directors and prescribed officers (“Executive Committee”). The total key management remuneration amounted to US$13.2 million (2023: US$16.2 million) for 2024.
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
At 31 December 2024, the Executive Committee and Non-executive Directors’ beneficial interest in the issued and listed stated
capital of the Company was 0.1% (2023: 0.1% and 2022: 0.1%). No one Director’s interest individually exceeds 1% of the issued stated capital or voting control of the Company.
Non-executive Directors (“NEDs”)
NEDs’ fees reflect their services as Directors and services on various subcommittees on which they serve.
NEDs do not participate in any of the short- or long-term incentive plans and there are no arrangements in place for compensation to be awarded in the case of loss of office.
The Remuneration Committee seeks to align NEDs’ fees to the median of an appropriate peer group and reviews fee structures for NEDs on an annual basis. Approval is sought from shareholders at the Annual General Meeting after recommendation by the
Board.

Gold Fields	AFR-133
The following table summarises the remuneration for NEDs for the years ended 31 December 2024 and 2023:

	Directors Fees US$’000	Board fees Committee Fees US$’000	Total US$’000

Y Suleman[1]	232.0	—	232.0
P Bacchus[2]	91.4	90.6	182.0
S Reid[3]	151.0	—	151.0
T Goodlace	81.2	52.6	133.8
A Andani[4]	91.4	81.0	172.4
P Sibiya[5]	81.2	63.3	144.5
J McGill	91.4	72.3	163.7
C Bitar	91.4	52.0	143.4
C Smit	81.2	52.9	134.1
Z Bassa[6]	37.7	10.3	48.0
S McCrae[7]	37.7	4.3	42.0
Total - 2024	1,067.6	479.3	1,546.9

Y Suleman[1]	197.5	—	197.5
P Bacchus[2]	89.3	66.8	156.1
S Reid[3]	128.6	—	128.6
T Goodlace	64.8	44.1	108.9
A Andani[4]	89.3	65.1	154.4
P Sibiya[5]	64.8	53.2	118.0
J McGill[8]	89.3	72.0	161.3
C Bitar[9]	89.3	52.1	141.4
C Smit[10]	38.8	8.8	47.6
Total - 2023	851.7	362.1	1,213.8
1Y Suleman receives an all-inclusive fee as Chairperson of the Board.
2P Bacchus remunerated as Chair of the Strategy and Investment Committee from 1 June 2024 (2023: Received a delta payment in March 2023 for ad hoc Investment
Committee fees paid between June 2022 and December 2022 as Chairperson of the Committee, as reflected in the 2022 single figure of remuneration for 2022.
Attended ad hoc Investment Committee meeting held on 21 February 2023 and remunerated in March 2023, which is reflected in the single figure of remuneration for 2023).
3S Reid is the Lead Independent Director and receives an all-inclusive fee. S Reid is a director of various subsidiaries in the Netherlands and Isle of Man. Fees are paid by
Gold Fields Netherlands Services and Gold Field Orogen Holding (BVI) Limited, respectively.
4A Andani is a director of subsidiaries Gold Fields Ghana Limited and Abosso Goldfields Limited. The fees for these subsidiary boards are not determined by Gold Fields.
Appointed as member of the Strategy and Investment Committee from 1 June 2024 (2023: Attended ad hoc Investment Committee meeting held on 21 February 2023 and remunerated in March 2023. Recovery of additional payment made in January 2023 also processed during March 2023).
5P Sibiya was appointed as a member of the Strategy and Investment Committee, effective 1 December 2024 (2023: Attended an ad hoc Investment Committee meeting held on 21 February 2023. She was remunerated in March 2023 and recovery of additional payment made in January 2023 was also processed during March 2023).
6Z Bassa was appointed as a Non-Executive Director of the Board and a member of the Audit Committee, effective 2 August 2024. She was also appointed as member of the Risk, Remuneration and Strategy and Investment Committees, effective 1 December 2024. Fees are pro-rata from effective date.
7S McCrae was appointed as a Non-Executive Director of the Board and a member of the Audit Committee, effective 2 August 2024. She was also appointed as member of the Capital Projects Control and Review, Social, Ethics and Transformation, Safety, Health and Sustainable Development and Strategy and Investment Committees,
effective 1 December 2024. Fees are pro-rata from effective date.
8J McGill was appointed to the Nominating and Governance Committee effective 22 February 2023. She received a pro-rata payment in March 2023 for this appointment, which is included in the single figure of remuneration for 2023.
9C Bitar was appointed to the Remuneration Committee effective 22 February 2023. She received a pro-rata payment in March 2023 for this appointment, which is included in the single figure of remuneration for 2023.
10C Smit was appointed as a director of the Board and a member of the Audit Committee on 1 June 2023. He was also appointed to the Risk; Capital Projects, Control and
Review; and Strategy and Investment (previously ad hoc Investment) Committees on 1 December 2023.

AFR-134	Gold Fields
Notes to the consolidated financial statements continued
for the year ended 31 December 2024
43.Related parties continued
Executive Committee
The following table summarises the remuneration for Executive Directors and prescribed officers:

	Salary[1] US$'000	Pension fund contribution US$'000	Cash incentive[2] US$'000	Other[3] US$'000	Share-based payment expense[4] US$'000	Total US$'000

2024
Executive directors
M Fraser[5]	943.1	26.8	335.4	—	401.9	1,707.2
P Schmidt[6]	311.5	25.4	113.2	23.4	(180.8)	292.7
	1,254.6	52.2	448.6	23.4	221.1	1,999.9
Prescribed officers
A Dall[7]	117.1	17.5	61.4	28.7	—	224.7
M Preece[8]	628.1	30.7	202.3	0.9	561.2	1,423.2
B Mokoatle	297.5	80.5	112.3	0.5	166.6	657.4
L Rivera[9]	839.6	202.4	—	520.5	415.6	1,978.1
N Chohan[10]	218.2	33.6	77.6	64.2	(35.0)	358.6
S Mathews[11]	104.2	6.0	46.2	30.0	(241.5)	(55.1)
R Bardien[12]	23.2	3.2	—	388.9	(211.4)	203.9
J Mortoti[13]	360.7	55.9	—	1,113.7	(152.0)	1,378.3
K Carter	497.9	26.2	139.1	8.3	277.5	949.0
J Magagula	293.0	50.7	105.5	—	224.2	673.4
M Steyn[14]	305.1	15.6	72.6	442.6	89.8	925.7
C Gratias[15]	134.3	6.5	47.2	598.0	—	786.0
G Lotz[16]	205.0	36.1	73.0	58.0	53.6	425.7
J Ricciardone[17]	221.8	17.2	102.0	31.0	—	372.0
F Swanepoel	535.1	26.2	151.1	42.0	185.1	939.5
	4,780.8	608.3	1,190.3	3,327.3	1,333.7	11,240.4
Total - 2024	6,035.4	660.5	1,638.9	3,350.7	1,554.8	13,240.3
1The total US$ amounts paid for 2024 and included in salary were as follows: M Fraser US$312,000, C Gratias US$46,746 and P Schmidt US$74,067.
2The annual bonuses for the year ended 31 December 2024 were paid in February/March 2025.
3Other payments include business related reimbursements, leave encashment, long-service awards, acting allowances, sign-on bonuses, termination payments where applicable and any legislated payments.
4The share-based payment expense is calculated in terms of IFRS Accounting Standards and is not the cash amounts paid.
5M Fraser was appointed as Chief Executive Officer effective 1 January 2024.
6P Schmidt retired at 30 June 2024. His cash incentive and share-based payment expense are pro-rated up to the date of retirement.
7A Dall stepped into the interim CFO position on 1 May 2024 and received an acting allowance of 20% of total fixed remuneration for the 2024 reporting period reflected under “Other”.
8M Preece was appointed as Chief Operating Officer effective 15 March 2024.
9Other payments for 2024 include advance payment of portion of estimated Peru Utilidades.
10N Chohan retired at 31 August 2024. His cash incentive and share-based payment expense are pro-rated up to the date of retirement.
11S Mathews retired at 31 March 2024. His cash incentive and share-based payment expense are pro-rated up to the date of retirement.
12R Bardien exited at 31 January 2024 through mutual separation. Other payments include accrued annual leave, payment in lieu of six months notice and pro-rated bonus for the 2023 financial year.
13J Mortoti exited at 30 June 2024 due to redundancy. Other payments include accrued annual leave, payment in lieu of six months notice and a redundancy payment in line with Ghana legislation.
14M Steyn was appointed as EVP Sustainability effective 1 June 2024. Other payments include a sign-on payment of A$1.2 million paid over three annual instalments.
15C Gratias was appointed as EVP Strategy and Corporate Development effective 1 August 2024. Other payments include a relocation and sign-on payment of
R7.4 million, as well as reimbursements for personal expenditure associated with relocation and immigration requirements. Upon appointment, he acquired and committed 20,000 Gold Fields American Depository Receipts and met his required MSR target of 100% of annual salary.
16  G Lotz stepped into the Acting EVP People and Organisational Effectiveness position on 13 October 2023. He received an acting allowance of 20% of total fixed remuneration for a portion of the 2023 reporting year and the 2024 reporting period which is reflected under “Other”.
17  J Ricciardone stepped into the Acting EVP Strategy, Planning and Corporate Development position on 1 April 2023. He received an acting allowance of 15% of total fixed remuneration for a portion of the 2023 reporting year and the 2024 reporting period which is reflected under “Other”.

Gold Fields	AFR-135

	Salary[1] US$'000	Pension fund contribution US$'000	Cash incentive[2] US$'000	Other[3] US$'000	Share-based payment expense[4] US$'000	Total US$'000

2023
Executive directors
M Preece[5]	594.3	29.0	177.3	2.1	1,108.2	1,910.9
P Schmidt	591.7	48.1	177.9	2.4	1,422.0	2,242.1
	1,186.0	77.1	355.2	4.5	2,530.2	4,153.0
Prescribed officers
B Mokoatle[6]	167.8	40.8	98.1	0.9	156.6	464.2
L Rivera[7]	816.1	220.0	—	790.7	1,077.1	2,903.9
N Chohan	309.7	45.8	94.7	4.3	740.5	1,195.0
B Mattison[8]	111.8	7.0	—	450.4	(397.6)	171.6
T Leishman[9]	85.4	7.7	—	355.7	(321.1)	127.7
A Nagaser[10]	115.1	14.1	—	255.7	(173.0)	211.9
S Mathews	635.7	18.2	221.3	—	1,009.6	1,884.8
R Bardien	276.0	35.9	203.6	0.2	655.0	1,170.7
J Mortoti[11]	696.2	127.1	308.6	84.3	477.5	1,693.7
K Carter[12]	371.9	15.2	126.9	5.1	302.8	821.9
J Magagula[13]	84.8	14.8	26.2	290.0	—	415.8
G Lotz[14]	48.1	8.5	57.0	0.1	111.2	224.9
J Ricciardone[15]	242.4	19.0	57.2	33.8	—	352.4
F Swanepoel[16]	278.6	1.1	131.7	19.4	—	430.8
	4,239.6	575.2	1,325.3	2,290.6	3,638.6	12,069.3
Total - 2023	5,425.6	652.3	1,680.5	2,295.1	6,168.8	16,222.3
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
14  G Lotz stepped into the Acting EVP People and Organisational Effectiveness position on 13 October 2023. The 2023 comparatives for G Lotz have been presented to facilitate comparability.
15  J Ricciardone stepped into the Acting EVP Strategy, Planning and Corporate Development position on 1 April 2023. The 2023 comparatives for J Ricciardone have been presented to facilitate comparability.
16F Swanepoel was appointed as Chief Technical Officer effective 1 June 2023. Values are included from this appointment date. “Other” payments include education scholarship for children.

AFR-136	Gold Fields
Notes to the consolidated financial statements continued
for the year ended 31 December 2024
44.Segmental report
Financial summary

	South Africa	Ghana		Peru	Chile	Australia
Figures in millions unless otherwise stated	South Deep[1]	Tarkwa	Damang	Cerro Corona	Salares Norte	St Ives	Agnew	Granny Smith	Gruyere	Total Australia	Corporate and other[2,3]	Group

INCOME STATEMENT
for the year ended 31 December 2024
Revenue	646.4	1,301.9	323.5	410.8	93.6	825.0	562.1	688.8	348.9	2,424.8	—	5,201.6
Cost of sales	(419.7)	(641.4)	(269.9)	(250.6)	(26.8)	(438.1)	(291.2)	(302.2)	(188.3)	(1,219.8)	(15.5)	(2,843.7)
Cost of sales before gold inventory change and amortisation and depreciation[8]	(356.4)	(519.7)	(132.8)	(226.7)	(43.1)	(358.3)	(222.9)	(235.0)	(107.4)	(923.6)	—	(2,202.3)
- Salaries and wages	(112.3)	(54.6)	(19.9)	(47.1)	(4.1)	(40.4)	(43.8)	(71.7)	(11.5)	(167.4)	—	(405.4)
- Consumable stores	(112.9)	(93.7)	(41.0)	(30.8)	(9.2)	(32.8)	(21.4)	(32.4)	(17.9)	(104.5)	—	(392.2)
- Utilities	(41.5)	(23.8)	(20.9)	(13.9)	—	(29.1)	(6.4)	(19.8)	(13.1)	(68.4)	—	(168.4)
- Mine contractors	(49.3)	(308.8)	(32.6)	(107.9)	(20.4)	(171.9)	(96.5)	(40.2)	(24.0)	(332.6)	—	(851.5)
- Other	(40.4)	(38.8)	(18.4)	(27.0)	(9.4)	(84.1)	(54.8)	(70.9)	(40.9)	(250.7)	—	(384.8)
Gold inventory change	(1.7)	13.1	(105.3)	35.5	60.9	(16.7)	3.2	3.0	(6.0)	(16.5)	—	(14.0)
Amortisation and depreciation	(61.6)	(134.8)	(31.8)	(59.4)	(44.6)	(63.1)	(71.5)	(70.2)	(74.9)	(279.7)	(15.5)	(627.4)
Other costs	(3.9)	(8.9)	(2.1)	(7.6)	(2.8)	(25.0)	(1.2)	1.6	(1.1)	(25.7)	(91.3)	(142.3)
Investment income	5.1	2.8	0.3	—	1.3	1.4	0.7	0.6	1.0	3.7	15.5	28.7
Finance expense	(1.0)	(14.6)	(4.2)	(15.1)	(1.8)	(6.3)	(5.7)	(4.1)	(9.8)	(25.9)	12.2	(50.4)
Share-based payments	(0.1)	(0.4)	—	(1.2)	—	(0.5)	(0.3)	(0.4)	(0.3)	(1.5)	(1.2)	(4.4)
Long-term incentive plan	(2.9)	(2.8)	1.0	(2.2)	(0.2)	(2.2)	(0.9)	(2.2)	(0.7)	(6.0)	(1.4)	(14.5)
Exploration expense	—	(3.0)	—	(6.9)	(16.1)	(19.6)	(11.0)	(3.1)	(1.9)	(35.6)	(36.8)	(98.4)
Restructuring costs	(0.1)	(3.6)	(0.4)	—	—	—	—	—	—	—	(2.5)	(6.6)
Silicosis settlement costs	—	—	—	—	—	—	—	—	—	—	0.3	0.3
Impairment of assets	—	—	—	(3.5)	—	—	—	—	—	—	—	(3.5)
Profit on disposal of Rusoro	—	—	—	—	—	—	—	—	—	—	62.3	62.3
Profit on disposal of Asanko Gold	—	—	—	—	—	—	—	—	—	—	5.6	5.6
Profit/(loss) on disposal of assets	0.6	0.2	—	—	—	0.2	—	(0.1)	(0.3)	(0.2)	—	0.6
Royalties	(3.2)	(62.5)	(15.5)	(7.1)	—	—	—	—	—	(59.4)	—	(147.7)
Mining and income tax	(57.6)	(198.7)	(9.3)	(35.0)	(20.4)	—	—	—	—	(318.0)	(58.1)	(697.1)
Current taxation	(0.2)	(170.1)	(16.2)	(53.0)	—	—	—	—	—	(286.2)	(24.5)	(550.2)
Deferred taxation	(57.4)	(28.6)	6.9	18.0	(20.4)	—	—	—	—	(31.8)	(33.6)	(146.9)
Profit/(loss) for the year	163.6	369.0	23.4	81.6	26.8	—	—	—	—	736.4	(110.9)	1,290.5
Profit/(loss) attributable to:
– Owners of the parent	157.7	332.1	21.1	81.2	26.8	—	—	—	—	736.4	(110.9)	1,245.0
– Non-controlling interest holders	5.9	36.9	2.3	0.4	—	—	—	—	—	—	—	45.5

STATEMENT OF FINANCIAL POSITION
at 31 December 2024
Total assets (excluding deferred taxation)	948.5	1,643.5	229.2	549.8	2,010.7	1,053.1	470.5	797.4	541.4	2,862.4	1,743.9	9,988.0
Total liabilities (excluding deferred taxation)	501.5	314.4	87.6	287.0	1,620.0	190.2	139.3	119.4	233.7	682.6	779.1	4,272.2
Net deferred taxation (assets)/liabilities	85.9	190.0	(6.9)	(59.5)	(85.7)	—	—	—	—	208.5	16.6	348.9
Capital expenditure[6]	111.6	206.5	4.7	33.7	388.7	198.0	72.4	80.4	85.1	435.9	2.3	1,183.4
The above is a geographical analysis presented by location of assets. The Group’s operations are primarily involved in gold mining, exploration and related activities. Activities are conducted and investments held both inside and outside South
Africa. The segment results have been prepared and presented based on management’s reporting format. Gold mining operations are managed and internally reported based on the following geographical areas: in South Africa, South Deep mine, in Ghana, Tarkwa and Damang mines, in Australia, St Ives, Agnew, Granny Smith and Gruyere, in Peru, the Cerro Corona mine and in Chile, Salares Norte. During 2024, Gold Fields acquired 100% of the share capital of Osisko and the transaction was accounted for as an asset acquisition (Refer note 17.2). The Group has exploration interests which are included in the “Corporate and other” segment. Refer to accounting policies on segment reporting on page 72.
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
3The Osisko asset acquisition is included in the "Corporate and other segment".
4Other costs “Corporate and other” comprise share of losses of equity-accounted investees, net of taxation of US$53.6 million, Gruyere rainfall event costs of US$12.0 million and the balance of US$25.7 million expenses which consists mainly of corporate related costs.
5The Australian operations are entitled to transfer and off-set profits and losses from one company to another, therefore it is not meaningful to split the royalties, income or deferred taxation.
6Capital expenditure for the year ended 31 December 2024.
7Includes revenue from the sale of copper amounting to US$192.7 million.
8The Group has disaggregated and disclosed cost of sales before gold inventory change and amortisation and depreciation for each segment in line with the IFRIC® Agenda Decision, Disclosure of Revenues and Expenses for Reportable
Segments. The comparatives have been presented accordingly to facilitate comparability of segment performance.

Gold Fields	AFR-137
Financial summary

	South Africa	Ghana		Peru	Chile	Australia							Ghana	Group (continuing and discontinued operations)
Figures in millions unless otherwise stated	South Deep[1]	Tarkwa	Damang	Cerro Corona	Salares Norte	St Ives	Agnew	Granny Smith	Gruyere	Total Australia	Corporate and other[2]	Continuing operations	Asanko – discontinued operations[3]
INCOME STATEMENT
for the year ended 31 December 2023
Revenue	622.8	1,068.9	297.0	451.4	—	717.0	473.6	556.2	313.9	2,060.7	—	4,500.7	115.4	4,616.1
Cost of sales	(384.2)	(603.0)	(303.5)	(291.6)	(1.3)	(398.9)	(268.4)	(292.4)	(190.0)	(1,149.8)	(14.0)	(2,747.0)	(68.9)	(2,815.9)
Cost of sales before gold inventory change and amortisation and depreciation[8]	(315.2)	(455.1)	(178.0)	(227.1)	(12.2)	(322.6)	(200.3)	(223.9)	(108.3)	(855.2)	—	(2,042.4)	(60.5)	(2,102.9)
- Salaries and wages	(102.2)	(59.3)	(23.8)	(46.3)	(0.6)	(48.0)	(37.3)	(70.5)	(11.7)	(167.5)	—	(399.7)	(9.9)	(409.6)
- Consumable stores	(102.0)	(109.6)	(46.4)	(35.1)	(0.1)	(35.0)	(21.5)	(35.1)	(16.0)	(107.6)	—	(400.8)	(26.3)	(427.1)
- Utilities	(36.4)	(21.2)	(17.4)	(14.1)	(0.1)	(22.8)	(4.2)	(19.1)	(14.7)	(60.8)	—	(150.0)	(6.5)	(156.5)
- Mine contractors	(41.6)	(226.3)	(70.0)	(69.8)	(11.4)	(145.9)	(91.0)	(32.7)	(27.1)	(296.8)	—	(715.9)	(16.8)	(732.7)
- Other	(33.0)	(38.7)	(20.4)	(61.8)	—	(70.9)	(46.3)	(66.5)	(38.8)	(222.5)	—	(376.0)	(1.0)	(376.9)
Gold inventory change	(13.8)	52.9	(45.0)	46.2	57.1	(3.5)	5.0	(0.4)	(7.8)	(6.7)	—	90.7	(3.7)	87.0
Amortisation and depreciation	(55.2)	(200.8)	(80.5)	(110.7)	(46.2)	(72.8)	(73.1)	(68.1)	(73.9)	(287.9)	(14.0)	(795.3)	(4.7)	(800.0)
Other costs	(3.1)	(16.6)	(4.6)	(11.3)	(3.5)	(6.0)	(3.2)	(0.1)	—	(9.3)	(38.6)	(87.0)	(6.0)	(93.0)
Investment income	8.4	2.6	0.2	—	0.9	1.3	0.5	0.4	0.7	2.9	9.9	24.9	—	24.9
Finance expense	(1.5)	(14.8)	(5.0)	(11.8)	(2.1)	(4.4)	(5.3)	(3.2)	(12.7)	(25.6)	(2.1)	(62.9)	—	(62.9)
Share-based payments	(0.3)	(0.8)	(0.1)	(1.3)	(0.1)	(0.3)	(0.2)	(0.3)	(0.1)	(0.9)	(5.6)	(9.1)	—	(9.1)
Long-term incentive plan	(4.9)	(6.6)	(2.2)	(7.4)	(0.3)	(6.3)	(3.9)	(5.1)	(1.9)	(17.2)	(17.2)	(55.8)	—	(55.8)
Exploration expense	—	(6.0)	(3.0)	(3.9)	(29.3)	(16.6)	(9.8)	(3.7)	(1.9)	(32.0)	(2.0)	(76.2)	—	(76.2)
Restructuring costs	—	(1.6)	(5.5)	—	—	(0.7)	—	—	—	(0.7)	—	(7.8)	—	(7.8)
Ghana expected credit loss	0.0	(25.4)	(7.8)	—	—	—	—	—	—	—	—	(33.2)	—	(33.2)
Silicosis settlement costs	—	—	—	—	—	—	—	—	—	—	4.1	4.1	—	4.1
Impairment of investments and assets	—	—	—	(156.4)	—	—	—	—	—	—	—	(156.4)	—	(156.4)
Profit/(loss) on disposal of assets	0.3	—	—	(0.1)	—	31.9	0.1	0.1	0.1	32.2	—	32.4	—	32.4
Royalties	(3.1)	(42.8)	(11.9)	(7.0)	—	—	—	—	—	(51.7)	—	(116.4)	(6.6)	(123.0)
Mining and income tax	(68.6)	(129.5)	(7.3)	(2.2)	10.1	—	—	—	—	(243.8)	(23.8)	(465.1)	—	(465.1)
Current taxation	(0.5)	(129.4)	(21.4)	(63.3)	—	—	—	—	—	(230.3)	(13.4)	(458.3)	—	(458.3)
Deferred taxation	(68.1)	(0.1)	14.1	61.1	10.1	—	—	—	—	(13.5)	(10.4)	(6.8)	—	(6.8)
Profit/(loss) for the year	165.8	224.4	(53.7)	(41.6)	(25.6)	—	—	—	—	564.8	(89.3)	745.2	34.0	779.1
Profit/(loss) attributable to:														—
– Owners of the parent	159.6	202.0	(48.3)	(41.4)	(25.6)	—	—	—	—	564.8	(89.3)	722.2	34.0	756.1
– Non-controlling interest holders	6.2	22.4	(5.4)	(0.2)	—	—	—	—	—	—	—	23.0	—	23.0
STATEMENT OF FINANCIAL POSITION
at 31 December 2023
Total assets (excluding deferred taxation)	919.4	1,475.4	331.4	519.3	1,435.7	926.5	841.1	608.5	367.7	2,743.8	475.8	7,900.8	153.3	8,054.1
Total liabilities (excluding deferred taxation)	680.8	364.4	98.9	320.4	1,347.2	213.7	153.7	128.0	138.9	634.3	(228.8)	3,217.2	—	3,217.2
Net deferred taxation (assets)/liabilities	30.9	161.4	—	(41.5)	(106.1)	—	—	—	—	194.8	(22.4)	217.1	—	217.1
Capital expenditure[6]	93.1	216.3	4.9	44.4	398.1	97.3	70.4	76.3	51.7	295.7	2.2	1,054.7	24.8	1,079.5
The above is a geographical analysis presented by location of assets. The Group’s operations are primarily involved in gold mining, exploration and related activities. Activities are conducted and investments held both inside and outside South
Africa. The segment results have been prepared and presented based on management’s reporting format. Gold mining operations are managed and internally reported based on the following geographical areas: in South Africa, South Deep mine, in Ghana, Tarkwa and Damang mines, in Australia, St Ives, Agnew, Granny Smith and Gruyere, in Peru, the Cerro Corona mine and in Chile, Salares Norte. Asanko Gold was presented as a discontinued operation and an asset held for sale as a result of the sale transaction (Refer notes 14 and 15). The Group also exploration interests which are included in the “Corporate and other” segment. Refer to accounting policies on segment reporting on page 72.
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
3For the purpose of the review of the segment by the CODM, Asanko’s income statement was proportionately consolidated as a discontinued operation. The proportionately consolidated income of US$34.0 million above was reconciled to
Asanko's equity-accounted loss of US$18.9 million by deducting the purchase price allocation fair value adjustment amounting to US$6.0 million and impairment amounting to US$46.9 million. The profit for the year from continuing operations of US$745.2 million reconciled to the total profit for the year of US$726.3 million by deducting the loss from discontinued operation of US$18.9 million. The Equity Accounted Joint Venture was carried at US$153.3 million.
4Other costs “Corporate and other” comprise share of losses of equity-accounted investees, net of taxation of US$32.6 million and the balance of US$6.0 million consists mainly of corporate related costs.
5The Australian operations are entitled to transfer and off-set profits and losses from one company to another, therefore it is not meaningful to split the royalties, income or deferred taxation.
6Capital expenditure for the year ended 31 December 2023.
7Includes revenue from the sale of copper amounting to US$207.6 million.
8The Group has disaggregated and disclosed cost of sales before gold inventory change and amortisation and depreciation for each segment in line with the IFRIC® Agenda Decision, Disclosure of Revenues and Expenses for Reportable
Segments. The comparatives have been presented accordingly to facilitate comparability of segment performance.

AFR-138	Gold Fields
Notes to the consolidated financial statements continued
for the year ended 31 December 2024
44.Segmental report continued
Financial summary

	South Africa	Ghana		Peru	Chile	Australia							Ghana	Group (continuing and discontinued operations)
Figures in millions unless otherwise stated	South Deep[1]	Tarkwa	Damang	Cerro Corona	Salares Norte	St Ives	Agnew	Granny Smith	Gruyere	Total Australia	Corporate and other[2]	Continuing operations	Asanko – discontinued operations[3]
INCOME STATEMENT
for the year ended 31 December 2022
Revenue	587.9	953.8	414.8	434.7	—	670.9	427.9	515.2	281.5	1,895.5	—	4,286.7	133.7	4,420.4
Cost of sales	(365.7)	(591.9)	(249.3)	(300.9)	(1.3)	(377.1)	(254.9)	(270.1)	(181.4)	(1,083.5)	(15.1)	(2,607.7)	(92.8)	(2,700.5)
Cost of sales before gold inventory change and amortisation and depreciation[8]	(324.6)	(406.9)	(193.3)	(224.9)	(4.6)	(274.0)	(183.0)	(204.4)	(115.8)	(777.2)	—	(1,931.5)	(72.8)	(2,004.3)
- Salaries and wages	(110.2)	(59.1)	(28.8)	(42.1)	—	(42.7)	(35.9)	(66.2)	(12.3)	(157.1)	—	(397.3)	(12.4)	(409.7)
- Consumable stores	(102.8)	(103.0)	(52.0)	(37.9)	—	(30.9)	(21.0)	(32.9)	(17.0)	(101.8)	—	(397.5)	(25.8)	(423.3)
- Utilities	(38.9)	(22.4)	(15.4)	(12.8)	—	(19.9)	(2.4)	(16.3)	(13.3)	(51.9)	—	(141.4)	(6.6)	(148.0)
- Mine contractors	(40.2)	(188.1)	(73.9)	(101.2)	—	(113.6)	(77.4)	(31.9)	(31.7)	(254.6)	—	(658.0)	(25.2)	(683.2)
- Other	(32.5)	(34.3)	(23.2)	(30.9)	(4.6)	(66.9)	(46.3)	(57.1)	(41.5)	(211.8)	—	(337.3)	(2.8)	(340.1)
Gold inventory change	10.7	35.6	41.1	49.6	9.7	6.1	(1.2)	1.3	15.2	21.4	—	168.1	(9.4)	158.7
Amortisation and depreciation	(51.8)	(220.6)	(97.1)	(125.6)	(6.4)	(109.2)	(70.7)	(67.0)	(80.8)	(327.7)	(15.1)	(844.3)	(10.6)	(854.9)
Other (costs)/income	(4.0)	8.9	—	(6.6)	0.5	(3.2)	2.9	2.0	(0.4)	1.3	(11.6)	(11.5)	(15.3)	(26.8)
Investment income	6.9	2.8	0.2	—	0.5	0.2	0.1	0.2	0.2	0.7	2.2	13.3	—	13.3
Finance expense	(1.6)	(14.8)	(5.2)	(6.9)	(0.1)	(2.1)	(5.0)	(2.0)	(8.7)	(17.8)	(26.1)	(72.5)	—	(72.5)
Gain/(loss) on financial instruments	—	9.5	3.9	—	2.1	4.6	2.3	3.0	0.4	10.3	(1.8)	24.0	—	24.0
Share-based payments	(0.9)	(0.3)	(0.1)	(1.1)	(0.1)	(0.1)	(0.2)	(0.3)	(0.1)	(0.7)	(3.7)	(6.9)	—	(6.9)
Long-term incentive plan	(4.3)	(2.0)	(0.6)	(4.2)	(0.8)	(3.9)	(2.3)	(2.9)	(1.3)	(10.4)	(6.7)	(29.0)	—	(29.0)
Exploration expense	—	(3.0)	(9.2)	(2.8)	(32.3)	(14.8)	(9.4)	(7.6)	(1.7)	(33.5)	(0.2)	(81.0)	—	(81.0)
Restructuring costs	—	(8.7)	(2.6)	—	—	—	—	—	—	—	—	(11.3)	—	(11.3)
Silicosis settlement costs	—	—	—	—	—	—	—	—	—	—	2.2	2.2	—	2.2
Ghana expected credit loss	—	(13.6)	(3.9)	—	—	—	—	—	—	—	—	(17.5)	—	(17.5)
Impairment of investments and assets	—	(325.2)	—	(65.6)	(0.6)	—	—	—	—	—	(113.6)	(505.0)	—	(505.0)
Yamana break fee	—	—	—	—	—	—	—	—	—	—	300.0	300.0	—	300.0
Yamana transaction costs	—	—	—	—	—	—	—	—	—	—	(33.0)	(33.0)	—	(33.0)
Profit/(loss) on disposal of assets	0.3	—	—	—	—	10.2	—	—	—	10.2	(0.1)	10.4	—	10.4
Royalties	(2.9)	(38.2)	(16.6)	(5.9)	—	—	—	—	—	(46.8)	—	(110.4)	(6.7)	(117.1)
Mining and income tax	(69.0)	(10.1)	(45.7)	(12.8)	8.2	—	—	—	—	(219.3)	(93.4)	(442.1)	—	(442.1)
Current taxation	—	(110.6)	(53.6)	(43.4)	(1.1)	—	—	—	—	(182.2)	(84.2)	(475.1)	—	(475.1)
Deferred taxation	(69.0)	100.5	7.9	30.6	9.3	—	—	—	—	(37.1)	(9.2)	33.0	—	33.0
Profit/(loss) for the year	146.7	(32.8)	85.7	27.9	(23.9)	—	—	—	—	506.1	(0.9)	708.7	18.8	727.5
Profit/(loss) attributable to:
– Owners of the parent	141.3	(29.5)	77.1	27.9	(23.9)	—	—	—	—	506.1	(0.9)	698.0	18.8	716.8
– Non-controlling interest holders	5.4	(3.3)	8.6	—	—	—	—	—	—	—	—	10.7	—	10.7
STATEMENT OF FINANCIAL POSITION
at 31 December 2022
Total assets (excluding deferred taxation)	1,083.6	1,342.9	427.6	691.2	896.9	791.4	880.0	571.0	579.9	2,822.3	(121.9)	7,142.6	—	7,142.6
Total liabilities (excluding deferred taxation)	1,080.8	337.2	122.4	282.6	882.9	161.7	147.0	120.9	404.8	834.4	(941.5)	2,598.8	—	2,598.8
Net deferred taxation (assets)/liabilities	(40.5)	161.3	14.1	19.7	(96.0)	—	—	—	—	182.7	(37.0)	204.3	—	204.3
Capital expenditure[6]	118.7	229.0	60.1	46.0	296.7	100.7	85.1	97.8	33.0	316.6	2.2	1,069.3	7.7	1,077.0
The above is a geographical analysis presented by location of assets. The Group’s operations are primarily involved in gold mining, exploration and related activities. Activities are conducted and investments held both inside and outside South
Africa. The segment results have been prepared and presented based on management’s reporting format. Gold mining operations are managed and internally reported based on the following geographical areas: in South Africa, South Deep mine, in Ghana, Tarkwa and Damang mines, in Australia, St Ives, Agnew, Granny Smith and Gruyere, in Peru, the Cerro Corona mine and in Chile, Salares Norte. Asanko Gold was presented as a discontinued operation (Refer note 14). The
Group has exploration interests which are included in the “Corporate and other” segment. Refer to accounting policies on segment reporting on page 72. Figures may not add as they are rounded independently.
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
3For the purpose of the review of the segment by the CODM, Asanko’s income statement was proportionately consolidated as a discontinued operation. The proportionately consolidated income of US$18.8 million above was reconciled to
Asanko's equity-accounted income of US$13.0 million by deducting the purchase price allocation fair value adjustment amounting to US$5.8 million. The profit for the year from continuing operations of US$708.7 million reconciled to the total profit for the year of US$721.7 million by deducting the income from discontinued operation of US$13.0 million. The Equity Accounted Joint Venture was carried at US$72.5 million.
4Other costs “Corporate and other” comprise share of losses of equity-accounted investees, net of taxation of US$2.9 million and the balance of US$8.7 million consists mainly of corporate-related costs.
5The Australian operations are entitled to transfer and off-set profits and losses from one company to another, therefore it is not meaningful to split the royalties, income or deferred taxation.
6Capital expenditure for the year ended 31 December 2022.
7Includes revenue from the sale of copper amounting to US$201.6 million.
8The Group has disaggregated and disclosed cost of sales before gold inventory change and amortisation and depreciation for each segment in line with the IFRIC® Agenda Decision, Disclosure of Revenues and Expenses for Reportable
Segments. The comparatives have been presented accordingly to facilitate comparability of segment performance.

Gold Fields	AFR-139
45.Major Group investments – direct and indirect

		Shares held		Group beneficial interest
	Notes	2024	2023	2024	2023

Subsidiaries
Unlisted
Abosso Goldfields Ltd[8]
– Class “A” shares	1	49,734,000	49,734,000	90.0%	90.0%
– Class “B” shares	1	4,266,000	4,266,000	90.0%	90.0%
Agnew Gold Mining Company Pty Ltd	2	54,924,757	54,924,757	100.0%	100.0%
Darlot Mining Company Pty Ltd	2	1	1	100.0%	100.0%
GFI Joint Venture Holdings (Pty) Ltd	3	311,668,564	311,668,564	100.0%	100.0%
GFL Mining Services Ltd	3	235,676,387	235,676,387	100.0%	100.0%
Gold Fields Ghana Ltd[9]	1	900	900	90.0%	90.0%
Gold Fields Group Services (Pty) Ltd	3	1	1	100.0%	100.0%
Gold Fields Holdings Company Ltd	5	4,330	4,084	100.0%	100.0%
Gold Fields La Cima S.A.[10]	4	1,426,050,205	1,426,050,205	99.5%	99.5%
Gold Fields Operations Ltd	3	156,279,947	156,279,947	100.0%	100.0%
Gold Fields Orogen Holding (BVI) Ltd	5	2,334	1,981	100.0%	100.0%
Gruyere Mining Company Pty Ltd	2	1	1	100.0%	100.0%
GSM Mining Company Pty Ltd	2	1	1	100.0%	100.0%
Minera Gold Fields Salares Norte SpA	6	338,276,530	338,276,530	100.0%	100.0%
Newshelf 899 (Pty) Ltd	3
– Class “A” shares[11]		90,000,000	90,000,000	100.0%	100.0%
– Class “B” shares[12]		—	—	—%	—%
St Ives Gold Mining Company Pty Ltd	2	281,051,329	281,051,329	100.0%	100.0%
Windfall Mining Group Inc.	7	1,317,173,539	395,856,557	100.0%	100.0%
1Incorporated in Ghana.
2Incorporated in Australia.
3Incorporated in the Republic of South Africa.
4Incorporated in Peru.
5Incorporated in the British Virgin Islands.
6Incorporated in Chile.
7Incorporated in Canada.
8Abosso Goldfields Ltd (“Abosso”) owns the Damang operation in Ghana. The accumulated non-controlling interest of Abosso at 31 December 2024 amounts to US$14.8 million (2023: US$21.0 million). A dividend of US$8.4 million was declared to non-controlling interest during 2024 (2023: US$nil). Refer to the segment reporting, note 41, for summarised financial information of Damang.
9Gold Fields Ghana Ltd (“GFG”) owns the Tarkwa operation in Ghana. The accumulated non-controlling interest of GFG at 31 December 2024 amounts to US$113.9 million
(2023: US$95.0 million). A dividend of US$18.0 million was advanced to non-controlling interest during 2024 (2023: US$12.0 million). Refer to the segment reporting, note
41, for summarised financial information of Tarkwa.
10Gold Fields La Cima S.A. (“La Cima”) owns the Cerro Corona operation in Peru. The accumulated non-controlling interest of La Cima at 31 December 2024 amounts to
US$1.5 million (2023: US$1.1 million). A dividend of US$nil was paid to non-controlling interest during 2024 (2023: US$0.5 million). Refer to the segment reporting, note
41, financial information of Cerro Corona.
11The South Deep Joint Venture (“SDJV”) owns and operates the South Deep Gold Mine. The SDJV is an unincorporated joint venture between Gold Fields Operations
Limited (“GFO”) and GFI Joint Venture Holdings Proprietary Limited (“GFIJVH”). GFO and GFIJVH are wholly owned subsidiaries of Newshelf 899 Proprietary Limited
(“Newshelf”). The share capital of Newshelf comprises of:
90,000,000 “A” shares, representing 90% of Newshelf’s equity. Gold Fields Limited is the holder of the “A” shares; and
10,000,000 “B” shares, representing 10% of Newshelf’s equity. South Deep’s BEE shareholders are the holders of the “B” shares.
12The “B” shares entitle the BEE shareholders to a cumulative preferential dividend of R20.0 million per annum for the first 10 years (expired in December 2020), R13.3 million per annum for the next five years and R6.7 million for the five years thereafter. After 20 years, this preferential dividend will cease. The “B” shares’ rights to participate in the profits of Newshelf over and above the cumulative preferred dividend were initially suspended. The suspension will be lifted over a 20 years period on a phased-in basis as follows:
after 10 years, in respect of one-third of the “B” shares;
after 15 years, in respect of another one-third of the “B” shares; and
after 20 years, in respect of the remaining one-third of the “B” shares.
After 20 years, all of the “B” shares will substantially have the same rights as the “A” shares. The BEE shareholders must retain ownership of the “B” shares for 30 years.

AFR-140	Gold Fields
Notes to the consolidated financial statements continued
for the year ended 31 December 2024
45.Major Group investments – direct and indirect continued

	Shares held		Group beneficial interest
	2024	2023	2024	2023

Other[1]
Listed associates
Rusoro Mining Limited	—	140,000,001	—%	24.4%
Lunnon Metals Limited	67,327,550	66,216,438	30.5%	31.1%
Vior Mining Exploration Company Inc.	52,076,544	—	20.7%	—%
Joint ventures
Far Southeast Gold Resources Incorporated	—	1,737,699	—%	40.0%
Asanko Gold Ghana Limited	—	450,000,000	—%	45.0%
Adansi Gold Company Limited	—	100,000	—%	50.0%
Shika Group Finance Limited	—	10,000	—%	50.0%
Windfall Mining Group (Partnership)	—	—	—%	50.0%
Listed equity investments
Amarc Resources Limited	5,000,000	5,000,000	2.3%	2.4%
Chakana Copper Corp[2]	45,861,699	38,967,343	17.2%	19.9%
Galiano Gold Inc. (formerly Asanko Gold Inc.)[2]	50,471,657	21,971,657	19.6%	9.8%
Generation Mining Limited	8,594,000	—	3.6%	—%
Great Southern Mining Limited	46,108,597	—	4.7%	—%
Hamelin Gold Limited[2]	23,500,000	23,500,000	14.9%	14.9%
Killi Resources Limited[2]	15,346,797	—	10.9%	—%
Lefroy Exploration Limited[2]	21,613,910	21,613,910	8.8%	10.8%
Mineral Resource Limited	655,031	655,031	0.3%	0.3%
O3 Mining Inc.[2]	18,291,854	—	15.6%	—%
Osisko Metals Inc.	10,992,200	—	3.6%	—%
Queen's Road Capital Investments Limited	1,968,500	—	4.0%	—%
Torq Resources Inc.[2]	20,678,260	15,000,000	14.9%	13.6%
Tesoro Gold Limited[2]	272,350,072	163,227,850	17.5%	14.2%
1Only major investments are listed individually.
2An assessment has been performed and the Group does not have significant influence.

Gold Fields	AFR-141
Operating and financial information by mine (unaudited)
for the year ended 31 December 2024

	South Deep - total managed
	Gold produced					Net earnings (before minorities)
	Tonnes Milled	Yield* g/tonne	Kilograms	’000 ounces	All-in costs** US$/oz	SA Rand million	US$ million

Year to 30 June
2007#	1,104,000	4.6	5,076	163	595	(46.8)	(6.5)
2008	1,367,000	5.3	7,220	232	727	(143.1)	(19.7)
2009	1,241,000	4.4	5,434	175	717	(10.9)	(1.2)
2010	1,681,000	4.9	8,236	265	811	(81.0)	(10.7)
Six months to December 2010	1,101,000	4.1	4,547	146	939	(96.5)	(13.5)
Year to 31 December
2011	2,440,000	3.5	8,491	273	1,073	146.4	20.3
2012	2,106,000	4.0	8,411	270	1,105	122.1	14.9
2013	2,347,000	4.0	9,397	302	1,045	(206.9)	(21.6)
2014	1,323,000	4.7	6,236	200	1,732	(897.7)	(83.0)
2015	1,496,000	4.1	6,160	198	1,559	(700.5)	(55.2)
2016	2,248,000	4.0	9,032	290	1,234	191.1	13.0
2017	2,081,000	4.2	8,748	281	1,400	(337.6)	(25.3)
2018	1,320,000	3.7	4,885	157	2,012	(3,009.2)	(224.7)
2019	1,666,000	4.1	6,907	222	1,259	104.4	7.2
2020	2,258,000	3.1	7,056	227	1,260	578.6	35.3
2021	2,922,000	3.1	9,101	293	1,379	1,693.4	114.5
2022	2,984,600	3.4	10,200	328	1,356	2,401.8	146.7
2023	3,008,000	3.3	10,021	322	1,349	3,058.3	165.8
2024	3,001,000	2.8	8,313	267	1,794	2,999.5	163.6
Total	37,694,600	3.8	143,471	4,611
#For the seven months ended 30 June 2007, since acquisition control.
*Combined surface and underground yield
**All-in costs: as from 2014 per the new World Gold Council Standard issued on 27 June 2013. Up to 2014, cash cost was the key metric.

AFR-142	Gold Fields
Operating and financial information by mine (unaudited) continued
for the year ended 31 December 2024

	Tarkwa mine – total managed
	Gold produced					Net earnings (before minorities)
	Tonnes treated	Yield g/tonne	Kilograms	’000 ounces	All-in costs** US$/oz	US$ million

Year to 30 June
1994 – 2005	91,612,600	1.2	108,546	3,490	n/a	210.9
2006	21,487,000	1.0	22,060	709	292	97.8
2007	22,639,000	1.0	21,684	697	333	116.9
2008	22,035,000	0.9	20,095	646	430	147.8
2009	21,273,000	0.9	19,048	612	521	100.0
2010	22,716,000	1.0	22,415	721	536	187.9
Six months to December 2010	11,496,000	1.0	11,261	362	562	135.6
Year to 31 December
2011	23,138,000	1.0	22,312	717	556	401.4
2012	22,910,000	1.0	22,358	719	673	263.7
2013	19,275,000	1.0	19,664	632	816	(16.2)
2014	13,553,000	1.3	17,363	558	1,068	83.7
2015	13,520,000	1.3	18,229	586	970	87.5
2016	13,608,000	1.3	17,669	568	959	116.9
2017	13,527,000	1.3	17,617	566	940	85.4
2018	13,791,000	1.2	16,330	525	951	40.1
2019	13,749,000	1.2	16,146	519	958	101.3
2020	14,234,000	1.1	16,370	526	1,017	173.5
2021	13,877,000	1.2	16,227	522	1,155	259.8
2022	14,016,000	1.2	16,535	532	1,248	(32.8)
2023	14,102,000	1.2	17,138	551	1,293	224.4
2024	14,926,000	1.1	16,703	537	1,629	369.0
Total	431,484,600	1.1	475,770	15,295
Surface operation from F1999.
**All-in costs: as from 2014 per the new World Gold Council Standard issued on 27 June 2013. Up to 2014, cash cost was the key metric.

Gold Fields	AFR-143

	Damang mine – total managed
	Gold produced					Net earnings (before minorities)
	Tonnes treated	Yield g/tonne	Kilograms	’000 ounces	All-in costs** US$/oz	US$ million

Year to 30 June
2002# – 2005	17,279,000	1.8	30,994	996	n/a	76.1
2006	5,328,000	1.4	7,312	235	341	27.2
2007	5,269,000	1.1	5,843	188	473	16.0
2008	4,516,000	1.3	6,041	194	551	25.9
2009	4,991,000	1.2	6,233	200	660	9.0
2010	5,028,000	1.3	6,451	207	660	45.9
Six months to December 2010	2,491,000	1.5	3,637	117	636	39.4
Year to 31 December
2011	4,942,000	1.4	6,772	218	701	100.5
2012	4,416,000	1.2	5,174	166	918	36.3
2013	3,837,000	1.2	4,760	153	1,060	(118.3)
2014	4,044,000	1.4	5,527	178	1,175	3.4
2015	4,295,000	1.2	5,220	168	1,326	(89.3)
2016	4,268,000	1.1	4,594	148	1,254	(4.5)
2017	4,590,000	1.0	4,467	144	1,827	20.4
2018	4,205,000	1.3	5,630	181	1,506	(8.3)
2019	4,645,000	1.4	6,482	208	1,147	25.5
2020	4,798,000	1.4	6,936	223	1,035	45.2
2021	4,720,000	1.7	7,913	254	852	98.7
2022	4,784,000	1.5	7,154	230	1,083	85.7
2023	4,821,000	1.0	4,747	153	1,679	(53.7)
2024	4,959,000	0.8	4,199	135	2,002	23.0
Total	108,226,000	1.3	146,086	4,696
#F2002 – For the five months ended 30 June, since acquisition.
**All-in costs: as from 2014 per the new World Gold Council Standard issued on 27 June 2013. Up to 2014, cash cost was the key metric.

	Asanko mine# – 45%
	Gold produced					Net earnings (before minorities)
	Tonnes treated	Yield g/tonne	Kilograms	’000 ounces	All-in costs** US$/oz	US$ million

Year to 31 December
2018	944,000	1.5	1,400	45	1,175	(1.1)
2019	2,474,000	1.4	3,513	113	1,214	4.3
2020	2,674,000	1.3	3,499	113	1,316	59.4
2021	2,670,000	1.1	2,942	95	1,559	27.0
2022	2,623,050	0.9	2,384	77	1,435	18.8
2023	2,737,000	0.7	1,876	60	1,672	34.0
Total	14,122,050	1.1	15,614	503
#Asanko was an equity accounted joint venture and was equity accounted since 31 July 2018. On 21 December 2023, Gold Fields announced the divestment of its 45% shareholding in Asanko Gold to the joint venture partner Galiano Gold. The investment in Asanko Gold, including the Asanko redeemable preference shares, was presented as an asset held for sale at 31 December 2023. The share of results of equity investee of Asanko Gold was presented as a discontinued operation in the consolidated financial statements for the year ended 31 December 2023. The transaction was subject to a number of conditions and was concluded on 4 March 2024 with the receipt of US$65.0 million in cash and 28.5 million in Galiano shares. For the purpose of the review of the Group results up to the date of classification as an asset held for sale by the Chief Operating Decision Maker (“CODM”), in terms of IFRS 8 Operating Segments, Asanko was proportionately consolidated. As a result, the operating and financial information by mine included analysis of Asanko’s results.
**All-in costs per the new World Gold Council Standard issued on 27 June 2013.

AFR-144	Gold Fields
Operating and financial information by mine (unaudited) continued
for the year ended 31 December 2024

	St Ives mine
	Gold produced
	Tonnes treated	Yield g/tonne	Kilograms	’000 ounces	All-in costs** US$/oz	All-in costs** A$/oz

Year to 30 June
2002# – 2005	21,960,000	2.7	59,838	1,924	254	379
2006	6,690,000	2.3	15,440	496	339	453
2007	6,759,000	2.2	15,146	487	424	540
2008	7,233,000	1.8	12,992	418	582	649
2009	7,262,000	1.8	13,322	428	596	805
2010	6,819,000	1.9	13,097	421	710	806
Six months to December 2010	3,284,000	2.3	7,557	243	710	757
Year to 31 December
2011	6,745,000	2.1	14,449	465	901	873
2012	7,038,000	2.0	13,992	450	931	899
2013	4,763,000	2.6	12,525	403	833	861
2014	4,553,000	2.5	11,246	362	1,164	1,289
2015	3,867,000	3.0	11,566	372	969	1,287
2016	4,046,000	2.8	11,290	363	949	1,273
2017	4,198,000	2.7	11,319	364	916	1,198
2018	4,251,000	2.7	11,415	367	902	1,207
2019	4,466,000	2.6	11,527	371	963	1,385
2020	4,817,000	2.5	11,972	385	873	1,266
2021	4,088,000	3.0	12,224	393	1,040	1,385
2022	3,857,000	3.0	11,717	377	1,104	1,594
2023	4,086,000	2.8	11,565	372	1,301	1,958
2024	4,191,000	2.5	10,295	331	1,903	2,885
Total	124,973,000	2.4	304,494	9,792
#F2002 – For the seven months ended 30 June, since acquisition.
**All-in costs: as from 2014 per the new World Gold Council Standard issued on 27 June 2013. Up to 2014, cash cost was the key metric.

Gold Fields	AFR-145

	Agnew mine
	Gold produced
	Tonnes treated	Yield g/tonne	Kilograms	’000 ounces	All-in costs** US$/oz	All-in costs** A$/oz

Year to 30 June
2002# – 2005	4,299,000	4.6	19,911	640	236	357
2006	1,323,000	5.2	6,916	222	266	355
2007	1,323,000	5.0	6,605	212	295	377
2008	1,315,000	4.8	6,336	204	445	496
2009	1,066,000	5.6	5,974	192	401	541
2010	883,000	5.8	5,140	165	539	611
Six months to December 2010	417,000	5.9	2,477	80	621	662
Year to 31 December
2011	935,000	6.5	6,035	194	696	675
2012	943,000	5.8	5,494	177	827	799
2013	974,000	6.9	6,705	216	625	646
2014	1,246,000	6.8	8,419	271	990	1,096
2015	1,218,000	6.0	7,360	237	959	1,276
2016	1,176,000	6.1	7,134	229	971	1,301
2017	1,235,000	6.1	7,502	241	977	1,276
2018	1,178,000	6.3	7,434	239	1,026	1,374
2019	1,231,000	5.5	6,824	219	1,152	1,656
2020	1,357,000	5.3	7,257	233	1,053	1,528
2021	1,254,000	5.5	6,936	223	1,308	1,741
2022	1,198,000	6.2	7,440	239	1,298	1,875
2023	1,342,000	5.7	7,617	245	1,288	1,939
2024	1,158,000	6.2	7,154	230	1,477	2,240
Total	27,071,000	5.6	152,670	4,908
#For the seven months ended 30 June, since acquisition.
**All-in costs: as from 2014 per the new World Gold Council Standard issued on 27 June 2013. Up to 2014, cash cost was the key metric.

	Granny Smith mine
	Gold produced
	Tonnes treated	Yield g/tonne	Kilograms	’000 ounces	All-in costs** US$/oz	All-in costs** A$/oz

Year to 31 December
2013 from October	330,000	5.9	1,935	62	786	812
2014	1,472,000	6.7	9,804	315	809	896
2015	1,451,000	6.5	9,365	301	764	1,017
2016	1,446,000	6.1	8,827	284	834	1,119
2017	1,726,000	5.2	9,030	290	896	1,171
2018	1,778,000	4.9	8,709	280	925	1,239
2019	1,753,000	4.9	8,547	275	922	1,325
2020	1,719,000	4.9	8,386	270	1,010	1,465
2021	1,662,000	5.2	8,684	279	1,161	1,545
2022	1,583,000	5.7	8,955	288	1,171	1,691
2023	1,765,000	5.0	8,830	284	1,196	1,800
2024	1,571,000	5.7	8,927	287	1,270	1,925
Total	18,256,000	5.5	99,999	3,215
**All-in costs: as from 2014 per the new World Gold Council Standard issued on 27 June 2013. Up to 2014, cash cost was the key metric.

AFR-146	Gold Fields
Operating and financial information by mine (unaudited) continued
for the year ended 31 December 2024

	Gruyere mine# – 50%
	Gold produced
	Tonnes treated	Yield g/tonne	Kilograms	’000 ounces	All-in costs** US$/oz	All-in costs** A$/oz

Year to 31 December
2019	1,639,000	0.9	1,541	50	2,900	4,170
2020	4,054,000	1.0	4,016	129	931	1,350
2021	4,219,000	0.9	3,835	123	1,158	1,541
2022	4,432,500	1.1	4,893	157	991	1,431
2023	4,693,000	1.1	5,008	161	1,190	1,792
2024	4,375,000	1.0	4,479	144	1,632	2,474
Total	23,412,500	1.0	23,772	764
#The Gruyere project was successfully completed during 2019, with first gold produced in June 2019. Commercial levels of production were achieved at the end of September 2019.
**All-in costs: as from 2014 per the new World Gold Council Standard issued on 27 June 2013. Up to 2014, cash cost was the key metric.

	Australia region
	Net earnings
	US$ million	A$ million

Year to 30 June
2002# – 2005	181.2	296.2
2006	39.3	52.6
2007	41.5	52.8
2008	36.8	41.2
2009	69.8	94.3
2010	81.0	89.9
Six months to December 2010	60.9	64.9
Year to 31 December
2011	189.6	183.8
2012	88.9	85.8
2013	(138.9)	(143.6)
2014	94.5	104.7
2015	175.5	233.3
2016	219.5	294.4
2017	204.3	266.8
2018	190.2	254.5
2019	159.3	229.0
2020	381.2	553.4
2021	475.8	633.2
2022	506.1	730.5
2023	564.8	851.5
2024	736.4	1,117.6
Total	4,357.7	6,086.8
#F2002 – For the seven months ended 30 June 2002, since acquisition.

Gold Fields	AFR-147

	Cerro Corona mine – total managed
	Gold produced*
	Tonnes treated	Yield g/tonne	Kilograms	’000 ounces	All-in costs** US$/eq oz	Net earnings (before minorities) US$ million

Year to 30 June
2009#	4,547,000	1.5	6,822	219	369	25.4
2010	6,141,000	2.0	12,243	394	348	90.8
Six months to December 2010	3,102,000	2.0	6,206	200	395	93.3
Year to 31 December
2011	6,593,000	1.8	11,915	383	437	208.5
2012	6,513,000	1.6	10,641	342	492	217.6
2013	6,571,000	1.5	9,851	317	491	80.5
2014	6,797,000	1.5	10,156	327	702	66.5
2015	6,710,000	1.4	9,196	296	777	(93.4)
2016	6,977,000	1.2	8,405	270	762	(73.1)
2017	6,796,000	1.4	9,540	307	673	97.4
2018	6,644,000	1.5	9,767	314	699	42.6
2019	6,718,000	1.4	9,104	293	810	83.1
2020	6,796,000	0.9	6,442	207	1,119	53.9
2021	6,817,000	1.1	7,723	248	1,040	54.8
2022	6,721,000	1.2	8,103	261	998	27.9
2023	6,485,000	1.1	7,440	239	1,146	(41.6)
2024	6,310,000	0.9	5,381	173	1,585	81.6
Total	107,238,000	1.4	148,935	4,790
#Transition from project to operation from September 2008.
*Cerro Corona is a gold and copper mine. As such, gold produced and all-in costs are based on gold equivalent ounces.
**All-in costs: as from 2014 per the new World Gold Council Standard issued on 27 June 2013. Up to 2014, cash cost was the key metric.

	Salares Norte
	Gold produced*
	Tonnes treated	Yield g/tonne	Kilograms	’000 ounces	All-in costs US$/eq oz	Net earnings US$ million

Year to 31 December
2024	156,000	9.1	1,400	45	12,058	26.8
Total	156,000	9.1	1,400	45
*Salares Norte is a gold and silver mine. As such, gold produced and all-in costs are based on gold equivalent ounces.
#Salares Norte achieved first gold in March 2024 and commenced ramping to commercial levels of production which is expected to be achieved in H2 2025.

AFR-148	Gold Fields
Shareholders’ information (unaudited)
Register date: 31 December 2024
Issued Share Capital: 895,024,247 shares

	Number of shareholders	%	Number of shares	%

Shareholder spread
1 – 1000 shares	20,086	87.4%	2,650,963	0.3%
1001 – 10 000 shares	1,542	6.7%	4,643,502	0.5%
10 001 – 100 000 shares	854	3.7%	32,588,824	3.6%
100 001 – 1 000 000 shares	413	1.8%	122,912,705	13.7%
Over 1 000 000 shares	100	0.4%	732,228,253	81.8%
Total	22,995	100.0%	895,024,247	100.0%

Distribution of shareholders
American Depositary Receipts	1	—%	180,901,758	20.2%
Banks	235	1.0%	148,980,404	16.7%
Brokers	60	0.3%	46,742,709	5.2%
Close Corporations	111	0.5%	91,090	0.0%
Control Account	2	0.0%	832,055	0.1%
Endowment Funds	109	0.5%	2,078,483	0.2%
Individuals	19,548	85.0%	10,898,990	1.2%
Insurance Companies	72	0.3%	22,516,724	2.5%
Investment Companies	9	0.0%	2,297,337	0.3%
Medical Aid Schemes	42	0.2%	2,275,429	0.3%
Mutual Funds	875	3.8%	194,754,294	21.8%
Nominees and Trusts	923	4.0%	30,641,191	3.4%
Other Corporations	37	0.2%	843,824	0.1%
Other	2	—%	25,943	—%
Pension Funds	570	2.5%	235,261,736	26.3%
Private Companies	392	1.7%	1,066,487	0.1%
Public Companies	6	0.0%	1,290,399	0.1%
Share Trust	1	—%	13,525,394	1.5%
Total	22,995	100.0%	895,024,247	100.0%

Public/Non-public Shareholders
Non-public Shareholders	3	—%	13,551,337	1.5%
Public Shareholders	22,992	100.0%	881,472,910	98.5%
Total	22,995	100.0%	895,024,247	100.0%
1A breakdown of the directors' and prescribed officers' shareholding is provided on page 11 of this report.

Gold Fields	AFR-149

Beneficial shareholders holding of 3% or more	Number of shares	%

Public Investment Corporation (Government Employees Pension Fund)	189,528,728	21.18%
VanEck Vectors Gold Miners ETF	39,430,264	4.41%
Total	228,958,992	25.59%

Fund managers holding of 3% or more	Number of shares	%

Public Investment Corporation	161,159,174	18.01%
BlackRock Inc	65,411,519	7.31%
VanEck Global	49,167,270	5.49%
The Vanguard Group, Inc	36,495,399	4.08%
M&G Investments	31,386,677	3.51%
Total	343,620,039	38.40%

Foreign custodian holding of 3% or more	Number of shares	%

State Street Bank And Trust	83,424,962	9.32%
JPMorgan Chase Bank, National Association	70,881,402	7.92%
Citibank NA London	49,824,605	5.57%
The Bank of New York Mellon	29,133,860	3.26%
Total	233,264,829	26.07%

AFR-150	Gold Fields
Glossary of terms

Abbreviations and units

ABET	Adult Basic Education and Training
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
Carbon-in-pulp (“CIP”)
The recovery process in which gold is first leached to close to maximum extent from gold-bearing ore pulp by cyanide and then adsorbed onto activated carbon granules in separate and subsequent tanks. The loaded carbon is then separated from the pulp for subsequent gold removal by elution

Channel	Historic water course into which sediments consisting of gravel and sand are/have been deposited
Collective Bargaining Agreement	Collective Bargaining Agreement means a written agreement concerning terms and conditions of employment or any other matter of mutual interest concluded by a trade union(s) and the Company
Comminution	The term used to describe the process by which ore is reduced in size in order to liberate the desired mineral from the gangue material in preparation for further processing
Co-morbidity	Medical term for diseases that commonly co-exist, which increase the risk of morbidity
Concentrate	A metal-rich product resulting from a mineral enrichment process such as gravity concentration or flotation, in which most of the desired mineral has been separated from the waste material in the ore
Conglomerate	Sedimentary rocks comprising eroded subangular to rounded pebbles within a finer-grained matrix
Cross-cut	A horizontal underground drive developed perpendicular to the strike direction of the stratigraphy and reef

Gold Fields	AFR-151

Abbreviations and units

Cut-off grade	The lowest grade of mineralised ore, which determines whether or not it is economic to mine and send to the processing plant
Decline	An excavation from surface or subsurface, in the form of a tunnel, which is developed downwards
Depletion	The decrease in quantity of ore, in a deposit or property resulting from extraction or mining
Development	Is any tunnelling operation that is developed for either exploration, exploitation or both
Diamond drill	A rotary type of rock drill that cuts a core of rock by diamond bits and is recovered in long cylindrical sections
Dilution	Waste or material below the cut-off grade that contaminates the ore during the course of mining operations and thereby reduces the average grade mined
Dip	Angle of inclination (of a geological feature/rock) from the horizontal
Dyke	Tabular, vertical or near vertical body of igneous rock formed by the intrusion of magma generally into planar structural zones of weakness
Elution	The chemical process of desorbing gold from activated carbon
Facies	The characteristics of a rock unit defined by its composition, lithology, physical properties and geochemical parameters, usually reflecting the conditions of its origin
Fatality rate	Number of deaths normally expressed as a ratio per million man-hours worked
Fault	The surface or plane of a fracture along which movement has occurred
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
Gold equivalent
A quantity of metal (such as copper) converted to an amount of gold in ounces, based on accepted gold and other metal prices, i.e. the accepted total value of the metal based on its weight and value thereof divided by the accepted value of one troy ounce of gold

Grade	The quantity of gold or other metal contained within a unit weight of one metric tonne, generally expressed in grams per metric tonne (“g/t”) or percent metal per metric tonne (%)
Hanging wall	The overlying side of an ore body or slope
Haulage	A horizontal underground excavation which is used to transport mined ore
Head grade	The grade of the material delivered to the processing facility (such as heap leach pad, mill, etc.) The Mineral Reserve declaration is for material as delivered to the processing facility
Hedging	Taking a buy or sell position in futures market opposite to a position held in the cash/spot market to minimise the risk of financial loss from an adverse price change
Hydrothermal	Process of injection of hot, aqueous, generally mineral-rich solutions into existing rocks or geological features
ICVCT	Informed Consented Voluntary Counselling and Testing

AFR-152	Gold Fields
Glossary of terms continued

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

Mining Face	The end of a development end, drift, cross-cut or stope at which work is taking place
Net cash flow	Cash flow from operating activities less net capital expenditure and environmental payments
Normal fault	Fault in which the hanging wall moves downward relative to the footwall, under extensional tectonic conditions
Nugget effect	A measure of the randomness of the grade distribution within a mineralised zone
NUM	National Union of Mine Workers
OHSAS	Management system standards, developed in order to facilitate the integration of quality and occupational health and safety management systems by organisations
Payshoot	Linear to sublinear zone within a reef for which gold grades or accumulations are predominantly above the cut-off grade

Gold Fields	AFR-153

Abbreviations and units

Pillar	Rock left behind to help support the excavations in an underground mine
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
MSR – Minimum Shareholding Requirements STI – Short-Term Incentive Plan
RemCo – Remuneration Committee BSC – Balance Scorecard
GRP – Gross Remuneration Package BRP – Base Rate of Pay
MSR – Minimum Shareholding Requirement RexCo – Regional Executive Committee EVP – Executive Vice
President
ROE – Rate of exchange CEO – Chief Executive Officer CFO – Chief Financial Officer
TSR – Absolute and Relative Total Shareholder Return FCFM – Free Cash-Flow Margin
ExCo – Executive Committee NED – Non-Executive Director

SADC	Southern African Development Community
SAMREC Code	The South African code for the Reporting of Exploration results, Mineral Resources and Mineral Reserves (the SAMREC Code) 2016 Edition
Seismic	Earthquake or earth vibration including from sources occurring naturally and artificially induced by mining operations
Shaft	An opening cut downwards from the surface for transporting personnel, equipment, supplies, ore and waste
Shear	A deformation resulting from stresses that cause contiguous parts of a body of rock to slide relative to each other in a direction parallel to their plane of contact

AFR-154	Gold Fields
Glossary of terms continued

Abbreviations and units

PFS	Pre-Feasibility Study
PHC	Primary health clinic
PPI	Producer price index
SABC	SAG Milling (with pebble crushing) followed by Ball Milling (with hydrocyclones)
SAG	Semi-Autogenous Grinding
SAMREC	South African code for Reporting of Exploration Results, Mineral Resources and Mineral Reserves
SEC	United States Securities Exchange Commission
STI	Sexually transmitted infection
TB	Tuberculosis
TEC	Total employees costed
UASA	United Association of South Africa (a labour organisation)
VCT	Voluntary counselling and testing (for HIV)
WAD CN	Weak acid dissociable cyanide
cm	centimetre
cm.g/t	gold accumulation
g	gram
g/t	grams per metric tonne – gold or silver grade
ha	hectare
kg	kilogram
km	kilometre
koz	thousand ounces
kt	thousand metric tonnes
ktpa	thousand metric tonnes per annum
ktpm	thousand metric tonnes per month
m2	square metre
Moz	million ounces
oz	fine troy ounce equalling 31.10348 grams
R	South African Rand
R/kg	South African Rand per kilogram
Rm	million South African Rand
R/t	South African Rand per metric tonne
t	metric tonne
US$	United States Dollar
US$m	million United States Dollar
US$/oz	United States Dollar per ounce

Gold Fields	AFR-155
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
•ISO 45001 is an international standard for occupational health and safety management systems. It is replacing OHSAS 18001 over the period 2018-2021.
•Noise-Induced Hearing Loss (“NIHL”) is a disorder that results from exposure to high-intensity sound, especially over a long period of time.

AFR-156	Gold Fields
Glossary of terms – Sustainable development continued
Diesel particulate matter (“DPM”) is a complex mixture of solids and liquids. The particles in diesel exhaust are of special concern because, due to their respirable size, they can penetrate deep into human lungs. The composition of DPM includes many species that are known for their adverse health effects, including several carcinogens. There is no global consensus on diesel particulate exposure regulations.
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
–Level 5 environmental incident – Incident that results in major non-conformance or non-compliance. The non-compliance or non-
conformance results in either catastrophic short-term impact or medium to long-term environmental impact. Company or operation threatening implications and potential major damage to the Company’s reputation are almost inevitable.
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
natural conditions or as a result of the sulphide minerals that are exposed to oxidation during mining or during storage in waste rock dumps, ore stockpiles or tailings dams. The acidic water that forms usually contains iron and other metals if they are contained in the host rock.

Gold Fields	AFR-157
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
transmission and distribution.
Equivalent carbon dioxide (“CO2e”) – measures for describing how much global warming a given type and amount of greenhouse gas may cause, using the functionally equivalent amount or concentration of carbon dioxide (“CO2”) as the reference.

AFR-158	Gold Fields
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
Investor and media enquiries
Jongisa Magagula
Tel: +27 11 562 9775
Mobile: +27 82 562 5288
email: jongisa.magagula@goldfields.com
Thomas Mengel
Tel: +27 11 562 9849
Mobile: +27 72 493 5170
email: thomas.mengel@goldfields.com
Transfer secretaries
South Africa
Computershare Investor Services (Proprietary) Limited
Rosebank Towers
15 Biermann Avenue
Rosebank
Johannesburg
2196
Private Bag X9000
Saxonwold
2132
Tel: +27 11 370 5000
Fax: +27 11 688 5248
United Kingdom
MUFG Corporate Markets (formerly Link Group)
Central Square
29 Wellington Road
Leeds LSI 4 DL
England
Tel: +44 (0) 371 664 0300
Calls are charged at the standard geographic rate and will vary by provider. Lines outside the United Kingdom will be charged at the applicable international rate. Business is open between 09:00 –
17:30, Monday to Friday excluding public holidays in England and
Wales.
email: shareholderenquiries@cm.mpms.mufg.com
Listings
JSE/NYSE/GFI
Directors
YGH Suleman (Chairperson), MJ Fraser* (Chief Executive Officer)
AT Dall* (Chief Financial Officer), A Andani#, PJ Bacchus†, ZBM
Bassa, MC Bitar@, TP Goodlace, SL McCrae^^, JE McGill^, SP Reid^,
PG Sibiya, CAT Smit
South African unless otherwise stated. ˆAustralian, †British,
&Canadian, @Chilean, #Ghanaian, *Executive director
www.goldfields.com
2024
Gold Fields Limited
Annual Financial
Report
Creating enduring value
beyond mining
2024 Gold Fields Limited Governance and Remuneration Report Creating enduring value beyond mining

Contents Welcome to our Governance and Remuneration Report for the year ended 31 December 2024 About this report 3 Reflections from our Lead Independent Director and Chairperson of the Remuneration Committee 4 Governance review 5 How good governance creates value 6 Ensuring we do business ethically 7 Material standards and principles guiding our governance 8 Key Board focus areas for 2024 9 Our governance structure 12 Our Board of Directors 17 Board committees 20 Application of King IV within Gold Fields 30 Application of section 3.84 of the JSE Listings Requirements 33 Remuneration Report 34 Introduction to the Remuneration Report 35 Section 1: Background statement 36 Section 2: Remuneration Policy 39 Section 3: Implementation Report 52 Administration and corporate information 66 GOLD FIELDS Governance and Remuneration Report 2024 2 Delivering value in partnerships with our stakeholders Gold Fields is a globally diversified gold producer with nine operating mines in Australia, South Africa, Ghana, Chile and Peru, and one project in Canada. We have total attributable annual gold-equivalent production of 2.07Moz, Proved and Probable gold Mineral Reserves of 44.3Moz, Measured and Indicated Mineral Resources of 30.4Moz (excluding Mineral Reserves (EMR)) and Inferred Mineral Resources EMR of 11.6Moz. Our shares are listed on the Johannesburg Stock Exchange (JSE) and our American depositary shares trade on the New York Stock Exchange (NYSE). About our cover The cover photo of our 2024 Governance and Remuneration Report shows employees underground at our Granny Smith mine in Western Australia. The secondary photo shows a truck operating at our Tarkwa mine in Ghana. Send us your feedback We value your feedback on our reporting suite. To support our efforts to report on the issues our stakeholders care about, please provide any feedback and questions to investors@goldfields.com or sustainability@goldfields.com. You can also visit www.goldfields.com and download the feedback form. linkedin.com/company/ gold-fields @GoldFields_LTD business.facebook.com/ GoldFieldsLTD instagram.com/ goldfields_ltd/ Navigation icons Further reading available within this report Further information available online

About this report Our integrated reporting suite enables stakeholders, including our capital providers, to make informed decisions about the long-term prospects of Gold Fields Limited (Gold Fields, the Company or the Group) and our ability to create and sustain value. This Governance and Remuneration Report reflects our commitment to the highest standards of corporate governance. It highlights the Board and committee focus areas and key decisions made in 2024, and includes the full Remuneration Report. This report demonstrates how Gold Fields does business ethically, transparently and in line with good governance and remuneration practices. Our key stakeholder groups Our people1 Host communities Suppliers Governments Capital providers Top risk categories for 2024 1 Employees, contractor employees and organised labour For more information, refer to our Report to Stakeholders. Our sustainability indices GOLD FIELDS Governance and Remuneration Report 2024 3 Board approval Gold Fields’ Board of Directors (Board) acknowledges its responsibility to ensure the integrity of this Governance and Remuneration Report. The Board believes that the 2024 IAR and its supporting reports address all matters that could substantively impact the Group’s ability to create value over the short, medium and long term, including Gold Fields’ strategic objectives. The Board is also of the opinion that this report materially complies with the relevant statutory and regulatory requirements – particularly the Integrated Reporting Framework, the King IV Report on Corporate Governance, 2016 (King IV)*, the Companies Act No 71 of 2008, as amended (Companies Act), as well as the JSE and NYSE Listings Requirements. * Copyright and trademarks are owned by the Institute of Directors South Africa NPC and all of its rights are reserved Safety and wellbeing of our people Country and regulatory risk Delivery of expected profitability and cash-flows Predictable operating delivery Delivery of growth through M&A and greenfields exploration (external) Delivery of growth and capital projects (internal) Business partner integration Licence to operate and societal expectations Access to talent required to execute strategy Operational impact due to lack of climate adaptation measures Cybersecurity vulnerabilities leading to incident Group strategic pillars Strategic pillar 1: Deliver safe, reliable and cost- effective operations Strategic pillar 2: Deliver positive social and environmental impact Strategic pillar 3: Grow the value and quality of our portfolio of assets AA-rating Tied 8th miner and Sustainability Yearbook member Overall ESG risk rating: 26.2 | ESG risk rating category: Medium (2023: AA-rating) (2023: 8th miner) and Sustainability Yearbook member (2023: Overall ESG rating: 26.6 | Overall ESG risk rating category: Medium) B- 1st gold miner (2023: B-) (2023: 1st gold miner) For more on our risks and opportunities, refer to our Integrated Annual Report (IAR) (p28 – 36). Overview Governance review Remuneration Report Administration and corporate information

Reflections from our Lead Independent Director and Chairperson of the Remuneration Committee This is our second standalone Governance and Remuneration Report, aimed at enhancing transparency and accountability on key corporate governance and remuneration matters. It also marks my last report as Lead Independent Director and Chairperson of the Remuneration Committee, as I will retire from the Board at the Annual General Meeting (AGM) on 28 May 2025. After just over nine years on the Gold Fields Board, I can attest to the Company’s commitment to leading governance standards, the highest standards of ethical conduct, regulatory compliance, sustainability and transparent reporting. This report offers a comprehensive overview of Gold Fields’ governance and remuneration practices, policies and performance. It enables investors, regulators and other stakeholders to make an informed assessment of Gold Fields’ governance and remuneration frameworks and how these support value creation. This aligns with our commitment to best practice in managing environmental, social and governance (ESG) matters, as contained in pillar 2 of our strategy – deliver positive social and environmental impact. We believe good governance is fundamental to business sustainability and our ability to create shared value for all our stakeholders. I would like to take this opportunity to reaffirm key governance practices at Gold Fields that demonstrate how good governance underpins the way we do business. These were highlighted in my reflections last year but remain fundamental: • Formulating our strategy, including setting goals, approving performance targets and monitoring implementation – because what we tell our people matters, and how we reward performance drives results • Creating physically and psychologically safe, healthy and inclusive workplaces that empower our people to speak up and raise concerns • Delivering on our commitment to ESG, with a strong focus on employee safety and wellbeing, community impact and environmental stewardship, overseen by the Board’s committees • Rigorously ensuring compliance with all applicable laws, regulations and the frameworks and standards to which the Company has committed • Advancing fair remuneration by aligning executive pay with the achievement of strategic objectives, shareholder interests and sustainable business practices, as well as ensuring a transparent Remuneration Policy to promote employee motivation and retention • Engaging with stakeholders transparently and constructively, fostering collaborative decision-making and clear reporting while balancing diverse interests Above all, the Board has robust mechanisms to ensure good governance, ethical business conduct and compliance with regulatory requirements. These include our governance framework, policies and governance structures – but, most importantly, leading by example to cultivate a culture of integrity and transparent reporting to our stakeholders. This report details our approach to Board succession planning and implementation, including in relation to my and Peter Bacchus’s retirement. Ensuring our Board has the right mix of skills and experience is critical to ensure it can set and oversee the implementation of the Company’s strategy now and into the future, in an increasingly complex global context. Furthermore, the Board’s skills composition must ensure the Company is equipped to play a meaningful role in addressing pressing societal issues. Our governance processes, practices and structures are aligned with the King IV. The Board continually reviews and refines the Company’s approach and will fully support and participate in the formulation of King V, a process that commenced in early 2025. In conclusion, I would like to thank my fellow directors and the Gold Fields management team for their support and advice in my role as Lead Independent Director and Remuneration Committee Chairperson. To Jacqueline McGill, who will succeed me in both roles after the AGM, I extend my best wishes for success and the assurance that the Gold Fields team will fully support her in these efforts. Steven Reid Lead Independent Director and Chairperson of the Remuneration Committee GOLD FIELDS Governance and Remuneration Report 2024 4 “This report offers a comprehensive overview of Gold Fields’ governance and remuneration practices, policies and performance, illustrating how these support value creation.” Steven Reid Overview Governance review Remuneration Report Administration and corporate information Refer to our 2024 Remuneration Report from p34 of this report. A full register of the King IV principles and the Company’s compliance is available on p30 – 32.

GOLD FIELDS Governance and Remuneration Report 2024 5 In this section Governance review How good governance creates value 6 Ensuring we do business ethically 7 Material standards and principles guiding our governance 8 Key Board focus areas for 2024 9 Our governance structure 12 Our Board of Directors 17 Board committees 20 Application of King IV within Gold Fields 30 Application of section 3.84 of the JSE Listings Requirements 33 Salares Norte in Chile is the latest mine in the Gold Fields portfolio Overview Governance review Remuneration Report Administration and corporate information

How good governance creates value We believe good governance directly contributes to the sustainability of our business and advances our purpose – creating enduring value beyond mining The Board drives value creation by: Culture of integrity • Setting the tone for integrity and responsible corporate citizenship, anchored in our purpose and values • Ensuring our decision-making and reward frameworks support and uphold a culture of integrity • Promoting inclusive decision-making to protect our reputation and licence to operate • Overseeing the fulfilment of fiduciary duties by executives and Board members Robust strategy • Approving strategic direction and goals presented by the Executive Committee • Ensuring strategy drives sustainability and balances the interests of all stakeholders • Overseeing the risk management framework – the risks and opportunities that might impact the implementation of strategy • Implementation of the capital management framework – balancing sustaining and growth investment with capital returns to our investors • Setting performance targets and monitoring delivery against plans Fair remuneration • Ensuring executive remuneration is fair, equitable, responsible and aligned with our strategy, promoting business performance on a strong cultural foundation • Determining remuneration principles in line with King IV • Aligning remuneration with shareholder interests and sustainable value creation • Ensuring remuneration practices attract, motivate, retain and reward employees who support the delivery of our corporate and operational commitments • Providing transparent disclosure on Remuneration Policy and executive remuneration outcomes Inclusive stakeholder engagement • Ensuring our approach to stakeholder engagement supports transparent and ongoing consultation, and collaborative and informed decision-making • Overseeing our reporting and disclosure to allow stakeholders to make informed assessments of Gold Fields’ performance and impact • Ensuring our inclusive stakeholder engagement approach continually evolves to balance the interests, needs and expectations of stakeholders with the best interests of the Company Safe and healthy work environment • Upholding our guarantee that everyone who works at Gold Fields goes home safe and well every day • Ensuring adequate oversight of physical and psychological safety, particularly through incident and risk reporting • Overseeing adherence to safety, health and environmental legislation, standards and compliance requirements • Reviewing serious potential incidents and material unwanted events and overseeing the application of learnings to prevent future incidents Regulatory compliance • Ensuring adherence to laws, regulations and adopted rules, codes and standards and the highest levels of corporate governance • Supporting Executive Committee decisions to drive governance in line with leading practices Commitment to sustainability • Overseeing community impact and value creation through the Social, Ethics and Transformation (SET) Committee • Overseeing health, safety and environmental performance through the Safety, Health and Sustainable Development (SHSD) Committee • Ensuring good corporate citizenship and timely responses to any adverse impacts our operations may have on communities and the environment • Ensuring accurate and timely ESG performance reporting GOLD FIELDS Governance and Remuneration Report 2024 6 Overview Governance review Remuneration Report Administration and corporate information

Ensuring we do business ethically Gold Fields’ foundation is built on strong ethics, driven by our Board and committees, fostering a culture of integrity, ethical decision-making and transparent reporting. This foundation strengthens trust, enhances our reputation and creates sustainable value. We have robust mechanisms in place to ensure ethical conduct, regulatory compliance and the entrenchment of good governance principles across the business. Legal and compliance We proactively manage legal, regulatory and reputational risks through a robust governance and compliance framework. Key actions in 2024 included: • Maintained our ongoing profiling and assessment of applicable laws, regulations, policies, codes and standards • Enhanced the internal assurance process to more effectively align inherent and residual risk, controls and obligations • Ensured ongoing training on key governance areas, including the Code of Conduct and Group Anti-Bribery and Corruption Policy • Risk-screened 100% of all new and existing suppliers and contractors for a range of pre-defined risk categories, including human rights compliance and political exposure • Analysed engagements with and commitments made to all external stakeholders • Extended our combined assurance process to assess the efficacy of compliance-related operational controls as part of operational business process review Audit and risk The Board determines the risk appetite for the Group. Management is responsible for defining the measures that will be used to assess appetite status and embedding these in business performance management and reporting. The Risk Committee reviews management reports on the status of key risks and opportunities and reports these to the Board regularly. The Board supports management in ensuring that risk exposures are maintained within appetite and in highlighting and addressing unacceptable exposures where necessary. The Audit Committee oversees the combined assurance process implemented by the Risk and Internal Audit teams. The risk appetite guidance from the Board, along with management’s opinion on key risk status, determine assurance priorities, and the internal audit team ensures that the necessary internal controls are in place to maintain risk exposures within appetite. Effective processes are in place to ensure that weaknesses highlighted by the audit team are addressed appropriately. Furthermore, the Audit Committee ensures the integrity of Gold Fields’ accounting records. It is supported by the Company’s external auditors, who assure the adequacy and accuracy of accounting records and corporate reporting. PwC have been the Company’s auditors since 2019. For more information on our Audit Committee and Risk Committee, refer to p22 and p27. Code of Conduct and confidential hotline Our Code of Conduct reflects our values and shapes how we operate, extending to business partners and the supply chain. Employees receive the Code during onboarding and participate in training. Our Code of Conduct will be comprehensively reviewed, refreshed and updated in 2025. A confidential hotline is available to all employees and stakeholders across all jurisdictions in which we operate, backed by the Whistleblower Policy, which outlines reporting processes and protections against retaliation. During the year, we started a review of our confidential hotline process to align to the current environment, integrate it with the Code of Conduct, ensure secure incident reporting and promote effective and confidential handling of matters. Commitment to leading practice Gold Fields upholds and promotes continuous improvement in ethical, responsible mining, as guided by a range of international standards and industry best practices. The material standards and principles that guide our governance are outlined on the next page. In addition, we are guided by: • Legislation and regulations of the countries in which we operate • King IV • United Nations (UN) Guiding Principles on Business and Human Rights • Task Force on Climate-related Financial Disclosures (TCFD) GOLD FIELDS Governance and Remuneration Report 2024 7 Overview Governance review Remuneration Report Administration and corporate information

Material standards and principles guiding our governance Internal standards and principles Listings requirements Sustainability standards Business ethics standards Gold Fields’ comprehensive set of internal standards and principles form the foundation of how we do business. These include: Our purpose: Our purpose is the reason we exist – Creating enduring value beyond mining. Our values: Our values drive everything we do and are applied all levels, from directors to employees. Board Charter: The Charter defines the roles, responsibilities and powers of the Board and its committees, ensuring directors meet their fiduciary duties. Each Board committee operates in terms of its terms of reference, which are reviewed annually to align with the provisions of applicable statutory and regulatory requirements. Code of Conduct: Our Code of Conduct binds all employees, officers and directors to ethical and fair business practices. The Audit and SET Committees oversee implementation. Supplier Code of Business Conduct: The Code outlines our expectations of suppliers (including business partners) in their dealings with us and with others. Gold Fields’ primary listing is on the JSE, subject to the JSE Listings Requirements. With a secondary listing on the NYSE and as a foreign private issuer, we comply with the NYSE Listings Requirements, select US Securities and Exchange Commission (US SEC) provisions and the Sarbanes-Oxley Act of 2002. The Board is satisfied that every effort was made to comply with King IV during 2024. As per King IV, applicable, non-binding rules, codes and standards have been adopted by the Audit Committee, and management monitors ongoing compliance. Our Sustainable Development Framework is guided by the ICMM Mining Principles and supporting Performance Expectations, with external assurance ensuring compliance. While not a direct participant, we are guided by and adhere to the Ten Principles of the UN Global Compact. As a World Gold Council member since January 2022, we subscribe to the Responsible Gold Mining Principles and the Conflict-Free Gold Standard. Our reporting is guided by the Integrated Reporting Framework and the Global Reporting Initiative (GRI) standards. Certifications As at 31 December 2024, all our operations that use cyanide were fully certified to the ICMC. Subsequent to year-end, St Ives’ certification was reduced to substantial certification. The operation is implementing a corrective action plan due for completion in May 2025. All eligible operations are certified to the ISO 45001 occupational health and safety management systems standard and the ISO 14001 environmental management systems standard. All our mines are certified to the ISO 50001 energy management system standard. All our operations and regional offices – except those in Chile – are certified against the ISO 27001 information security management systems standard. Our Code of Conduct aligns with national and international business ethics and anti-corruption standards, including the UN Convention against Corruption and the OECD Anti-Bribery Convention. We support the principles and processes of the Extractive Industry Transparency Initiative (EITI) through our membership of the ICMM, with Canada, Ghana and Peru as compliant jurisdictions. Australia, Chile and South Africa are not EITI member countries. Through our ICMM membership, we are aligned with the UN Global Compact and the Voluntary Principles on Human Rights. We annually review, assess and maintain a regulatory risk profile of all identified laws, regulations and adopted rules, codes and standards. GOLD FIELDS Governance and Remuneration Report 2024 8 Overview Governance review Remuneration Report Administration and corporate information

Key Board focus areas for 2024 The Board and management’s primary responsibility is to guarantee that our people go home safe and well every day. Tragically, we fell short of this commitment in 2024, and it is with profound sadness that we reported two fatalities at our operations during the year. The Board extends its sincere condolences to the families, friends and colleagues of those who have lost their lives at our operations. The recurrence of serious injuries and fatalities is unacceptable, and the Board prioritised the urgent need for stronger interventions. In response, management initiated an independent review by dss+ of the Group’s safety leadership, processes, systems and practices to identify opportunities to accelerate our safety improvement journey. The review found many sound practices within the Group, which are being leveraged across our operations. There are, however, areas where the review emphasised the need for improvement. The insights and expertise gained from our people and business partners through the safety review served as the foundation of our multi-year safety improvement plan, which aims to eliminate fatalities and serious injuries. This plan, which was reviewed and approved by the Board, is based on four focus areas, covering leadership and culture; resilient risk reduction; building capability; and business partner management. As the Company rolls out the programme, the Board will play an active role in overseeing its implementation and evaluating its impact. In addition to addressing the culture and behaviours that lead to unsafe practices, we continued to focus on implementation of engineering and technical solutions that make our operations safer and eliminate risk exposure, where possible. The Board has encouraged further investment in relevant technologies, if feasible. We also continue to work to protect our people’s psychological wellbeing by fostering respectful and inclusive workplaces. In this regard, the Board is encouraged by the progress management has made in implementing the recommendations from the Respectful Workplace review conducted by EB&Co in 2023. The Board believes that by addressing the gaps identified by the two independent reviews and embedding a culture of safety and respect in our business, the Company can deliver on its commitment to ensuring that our people go home safe and well every day while also enhancing their quality of life. Refer to p40 of our IAR for more on our safety improvement plan. The business made significant progress during 2024 in setting a foundation that is structured and resourced to deliver our near-term targets and realise our long-term aspirations. The Board oversaw a critical change in Gold Fields’ organisational structure; the transition from a three- layered organisation (Group, regions, operations) to a two-layered global functional guidance model (Group, operations). The redesigned structure has been successfully implemented, with work ongoing to ensure it is well embedded across the business. The Group’s new organisational structure enables stronger functional leadership, guidance and support for our operations, which remain accountable for safe, reliable and cost-effective production. We believe the new organisational structure will drive standardised ways of working and provide growth opportunities that can leverage the experience of our people across the Group. The structure is designed to provide greater agility as our portfolio evolves, as evidenced by the integration of the Windfall project team into the Group – an addition that previously would have required a new supporting regional structure. Our leadership team was strengthened with the appointment of Alex Dall as permanent CFO in March 2025, following his tenure as Interim CFO since April 2024 after Paul Schmidt’s retirement. Mariette Steyn was appointed as EVP Sustainability and Chris Gratias as EVP Strategy, Planning and Corporate Development. These additions to the executive leadership team follow the appointment of Mike Fraser as CEO on 1 January 2024, as well as four other new EVPs in 2023. The Board is confident that the leadership team is well positioned to enable the delivery of leading operational, social and financial results, embodying the energy and leadership required to drive delivery of the Company’s strategy. To ensure ongoing leadership continuity, the Board is working with management to ensure well-defined succession plans and talent pipelines for key executive, operational and management positions. GOLD FIELDS Governance and Remuneration Report 2024 9 Our people’s safety and wellbeing Organisational structure and executive leadership changes Board committee structure and succession Our commitment to responsible mining Delivering safe, reliable and cost-effective operations Improving the quality of our portfolio During the year, the Board provided oversight over the Company’s strategy to deliver safe, reliable production, positive social and environmental impact and improving the quality of the Gold Fields portfolio. These efforts were directed towards ensuring the safety and wellbeing of our people, enhancing the lives of host communities, achieving predictable operational outcomes and advancing key projects. Our people’s safety and wellbeing Organisational structure and executive leadership changes Overview Governance review Remuneration Report Administration and corporate information

Key Board focus areas for 2024 continued In 2024, the Group revised its committee structures and memberships, reflecting the belief that Board and committee refreshment is essential for ensuring the Board is optimised to oversee and support management in the delivery of our strategy. These adjustments enhance governance effectiveness, ensure diversity of thought and strengthen oversight to support long-term value creation. We are proactively implementing structured succession plans to ensure the integration of fresh perspectives and diverse expertise into our Board and governance structures. Two non-executive directors (NEDs), Zarina Bassa and Shannon McCrae, were appointed in August 2024 to strengthen the Board’s financial, geological and mining expertise. Their committee memberships, as well as other committee membership changes during the year, aim to ensure an appropriate spread of expertise to enhance strategic oversight and decision-making. The Board also reviewed the structure and composition of its committees during the year to ensure effective consideration of all matters relating to the execution of Gold Fields’ strategy, while supporting collective decision-making by the full Board and a forward- facing focus. As a result of this review, the Capital Projects, Control and Review Committee was reconstituted as the Technical Committee effective 1 January 2025. The Strategy and Investment Committee was transitioned from an ad hoc committee to a permanent committee. This work continued in 2025, with the February announcement that two NEDs, Steven Reid and Peter Bacchus, will retire at the Company’s AGM in May 2025. As a result of their retirement, changes to Board committee chairmanships and memberships have been instituted. The Board continues to manage director tenure in a structured, proactive manner in line with the Board Charter and King IV recommendations. Refer to p14 for more on our succession planning, p15 for recent announcements on directors’ appointments and retirements, and p20 for changes in committee membership. Sustainability has long been part of how Gold Fields does business. As such, we have sought to integrate environmental and social matters into our operational management. Our guiding principles are to create value for our stakeholders, meaningfully invest in our host communities, take care of the environment, and adhere to the highest ethical standards. In 2021, the Board approved a dedicated strategic pillar to reflect this commitment, supported by a range of 2030 ESG targets with six priority areas in health and safety, gender diversity, stakeholder value creation, water stewardship and tailings management, and climate change. The Board receives updates on progress against these targets quarterly and, through the SET and SHSD Committees, provides oversight of stakeholder engagement and relations. These priorities were embedded into the Group strategy because they are key to the sustainability of the business and lead to better outcomes for our stakeholders. Our investment in renewable energy sources, for example, ensures security of electricity supply to our operations in Australia and South Africa and has led to lower energy costs in the long term. Similarly, seeking out and retaining a diverse and talented workforce widens the pool from which we can draw the right skills and experience to support our business. Business practice has shown that it also leads to better decision-making, increased innovation, and ultimately, better outcomes. At a time when concepts such as ESG and diversity, equity and inclusion are facing scrutiny in certain jurisdictions, the Board and management believe they lead to better business outcomes. When our people work underground, operate on sensitive land or negotiate with governments, these social and environmental guard-rails guide their conduct and performance. Gold Fields adopted these targets because they made sense for the business then, and they continue to make sense for the business today. They form the foundation of our regulatory and social licenses to operate, which must endure beyond political or economic cycles. Our 2030 ESG targets and our performance against them are discussed in detail throughout our reporting suite. Given that the strategies, programmes and initiatives to achieve these targets were established based on the knowledge and expectations of technology maturity in 2021, the Group has initiated a mid-term review, which will be completed in 2025. The Board looks forward to reviewing the outcomes of this review. GOLD FIELDS Governance and Remuneration Report 2024 10 Board committee structure and director succession Our commitment to responsible mining Overview Governance review Remuneration Report Administration and corporate information Open-pit mines at St Ives in Western Australia, Tarkwa in Ghana and Cerro Corona in Peru

Key Board focus areas for 2024 continued The first pillar of our strategy focuses on delivering safe, reliable and cost-effective production, while investing in our operations to ensure sustained performance. It is important that our operations deliver predictable outcomes. Regrettably, we revised our production and cost guidance twice in 2024, and the market held us accountable for this. While we successfully met our annual revised guidance with an improved production performance in the second half of the year, it remains imperative that Gold Fields upholds its strong track record of consistently delivering on guidance. Having said that, the Group’s portfolio is well positioned for sustained performance and includes at least four multi-decade assets with sufficient Mineral Reserves and Mineral Resources to support production of 2Moz – 3Moz well into the mid-2030s. These assets – St Ives in Australia, South Deep in South Africa, Tarkwa in Ghana, and the Windfall project in Canada – form the foundation of our long-term production strategy. With Tarkwa’s proposed JV with Iduapriem, if approved, and the Windfall project’s pending environmental approval and Board endorsement, all four assets are expected to remain significant contributors to our portfolio for well over a decade. The newest mine in our portfolio, Salares Norte, has the potential to become a multi-decade asset if ongoing exploration efforts successfully identify additional Mineral Resources to extend its current 10-year life- of-mine. Further growth potential exists at the Windfall project, which was acquired with an extensive exploration portfolio. The other three operations in Western Australia – Granny Smith, Agnew and Gruyere – are assets with upside optionality. Their current mine life extends into the 2030s and these assets are delivering good value. Studies to secure additional ore sources or enhancing productivity are underway and could extend their life and therefore value in the portfolio. The Cerro Corona mine in Peru, which is one of the two maturing operations in our portfolio, will continue processing stockpiles for another five years. At the other maturing mine, Damang, we have identified opportunities for the extension of its mine life, which are currently being assessed. Despite nearing the end of their commercial life, both assets remain profitable and will continue to generate solid free cash-flows. The Company is committed to optimising value at these operations while pursuing responsible transition strategies that benefit all stakeholders. The Board has prioritised responsible closure planning, and we are pleased to see this commitment being put into practice. The Board continues to apply Gold Fields’ capital allocation framework in determining future investments. The framework prioritises maintaining the Company’s investment grade credit rating, spending the necessary capital to ensure safe and reliable production, and paying a base dividend. After these priorities are met, discretionary growth investments – such as exploration, life extension or other strategic investments – are balanced with additional returns to shareholders. Refer to our IAR for more on the performance of the Group and its operations (p65 – 78). The Board believes Gold Fields presents a compelling long-term investment opportunity, offering near-term growth alongside a strong pipeline of development and exploration projects that will deliver sustainable returns for the decade and beyond. In the near to medium term, Gold Fields has a Mineral Resource and Mineral Reserve base to maintain production of 2Moz – 3Moz well into the mid-2030s. This growth will be driven by our existing portfolio of assets and projects we are actively advancing: Windfall and the proposed Tarkwa/Iduapriem JV. We expect to create additional value from 2025 onwards as Salares Norte ramps up with a cost structure that is materially lower than the Group average. In 2026, Salares Norte is set to reach designed capacity of 550koz – 580koz per year. The focus for the Board remains providing oversight over the successful ramp-up of the mine. Our acquisition of Osisko Mining, which consolidated Gold Fields’ full ownership of the Windfall project, marked a pivotal step in cementing our presence in Canada, a region known for its stable operating environment and high-grade gold assets. Windfall now works towards environmental approvals before the Board will make a final investment decision. Once approved and production commences in 2028, Windfall will drive increased profitability and free cash-flow per share. The case for our proposed Tarkwa/Iduapriem JV is compelling, as it is expected to extend mine life, increase production and reduce costs, creating value for all stakeholders. The Gold Fields and AngloGold Ashanti management teams will continue working towards obtaining approval from Ghana’s new government to move this transaction forward. The Windfall acquisition and the proposed Tarkwa/Iduapriem JV, if approved, are examples of the bolt-on merger and acquisition approach we are leveraging to ensure the longer-term growth of our portfolio. Through the Strategy and Investment Committee, the Board has mandated the Company to continue assessing similar value- enhancing opportunities, primarily in the jurisdictions where we currently operate. The other two growth levers are greenfields and brownfields exploration. Brownfields exploration has served the Company well, particularly at our Australian operations, where an annual investment of approximately A$70m (US$46m) has led to continuous Mineral Reserve replacement and life extensions. We are adopting a similar approach in Chile and Canada to increase Salares Norte and Windfall’s lives of mine. Greenfields exploration is playing an increasing role in our growth strategy by ensuring a pipeline of high-quality, early-stage opportunities to sustain our production profile. Our exploration team drives disciplined growth in existing jurisdictions while actively screening for new opportunities under defined parameters. Our exploration portfolio includes landholdings and JVs in Australia, Chile and Peru, complemented by strategic equity positions in a number of ASX and TSX-listed junior mining firms. Refer to our IAR for more on our growth projects (p20 – 22) and our brownfields exploration and greenfields portfolio and strategy (p82 – 83). GOLD FIELDS Governance and Remuneration Report 2024 11 Delivering safe, reliable and cost-effective operations Improving the quality of our portfolio Overview Governance review Remuneration Report Administration and corporate information

Our governance structure Board overview The Gold Fields Board, as the Group’s highest governing authority, holds ultimate responsibility for ensuring adherence to sound corporate governance standards. It oversees business decisions and judgements, ensuring they are made with integrity, care, skill and diligence. The Board’s objectives and responsibilities are outlined in its Charter. Each Board committee operates in accordance with its terms of reference. Composition of the Board Board committees Yunus Suleman Chairperson 11 independent non-executive directors Gold Fields has 11 independent NEDs who operate independently of management. Their role is to monitor and provide independent oversight, ensuring effective governance and safeguard the interests of the Company and its stakeholders – with a particular focus on shareholders, including minority shareholders. Yunus Suleman provides overall leadership to the Board, ensuring collective responsibility for decisions while recognising the individual duties of Board members. He guides the Board’s focus on strategic matters, oversees the Group’s business and upholds high governance standards. Additionally, he plays a key role in enhancing the effectiveness of the Board and its directors. The roles of Chairperson and CEO are distinct and remain separate. Executive directors Mike Fraser Chief Executive Officer Steven Reid Lead Independent Director Mike Fraser leads all aspects of the Group’s operations by executing the strategy, focusing on long-term goals, growth, profitability and maximising return on investment. Alex Dall Chief Financial Officer Steven Reid provides leadership and counsel to the Board, supporting but not undermining the authority of the Chairperson. In the Chairperson’s absence, inability to perform duties, or when their independence is in question, the Lead Independent Director (LID) steps in to fulfil the Chairperson’s responsibilities as needed. Following Paul Schmidt’s retirement on 30 April 2024, Alex Dall served as Interim CFO and was appointed permanent CFO effective 1 March 2025. Alex oversees all finance activities at Gold Fields, including planning, implementation, budgeting, forecasting, business planning and negotiations. The Board assessed its 2024 performance and effectiveness through an internal assessment, which concluded that it was fully functional and satisfactorily discharging its duties as set out in the Board Charter. The Board approves and monitors the Group’s performance against the management-developed strategy. The Board Charter mandates directors to promote the Company’s vision while upholding sound corporate governance. Responsibilities are delegated to Board committees through formal terms of reference, but accountability remains with the Board. The Board stays informed of all Group developments through executive directors, executive management and the Company Secretary. Directors have unrestricted access to the Group’s management and access to the external auditors, when necessary, and are entitled to seek independent professional advice, at the Group’s expense, on any matters pertaining to Gold Fields that they require to address independently. GOLD FIELDS Governance and Remuneration Report 2024 12 Nominating and Governance Committee Yunus Suleman Chairperson Safety, Health and Sustainable Development Committee Terence Goodlace Chairperson Risk Committee Peter Bacchus Chairperson The Committee oversees the Group’s corporate governance framework, Board composition, appointments and succession planning. The Committee oversees the effectiveness of the Company’s safety, occupational health and sustainable development programmes. It keeps the Board informed on objectives, compliance and standards. The committee monitors SHSD performance across the Group, approves related policies and standards and ensures operations align with national and international regulations and best practices. The Committee ensures effective risk management policies and that strategies are in place to ensure management identifies, manages and mitigates risks with Board-approved risk parameters. Audit Committee Philisiwe Sibiya Chairperson Technical Committee* Alhassan Andani Chairperson Strategy and Investment Committee Peter Bacchus Chairperson The Committee holds decision-making authority over its statutory duties and is accountable to the Board and shareholders. It oversees the Group’s financial affairs and reporting, monitors the suitability and independence of external auditors and ensures the effectiveness of combined assurance and Group Internal Audit. The Committee monitors, reviews and evaluates matters relevant to operational performance and projects. *Previously the previously Capital Projects, Control and Review Committee The Committee considers and recommends strategic, organisational and structuring options for the Group to the Board, including investment and divestment opportunities. Remuneration Committee Steven Reid Chairperson Social, Ethics and Transformation Committee Jacqueline McGill Chairperson Executive Committee Mike Fraser Chairperson The Committee assists the Board in fulfilling its responsibilities regarding the Company’s remuneration practices and annual reporting, in line with applicable rules and regulations. It ensures the Group’s remuneration practices are fair, responsible and equitable, with executive remuneration directly linked to Group performance. The Committee holds decision-making authority over its statutory obligations and is accountable to the Board and shareholders. It assists the Board in overseeing social, ethics, security, labour, transformation, community, anti-corruption, land (in a social context), human rights and stakeholder relationships. The Executive Committee develops strategies and policy proposals for Board consideration, reviews Gold Fields’ performance against strategic objectives and supports the Board in fulfilling the Group’s disclosure obligations. The Executive Committee is not a Board committee. Overview Governance review Remuneration Report Administration and corporate information

Our governance structure continued Board profile (as at 27 March 2025) Gold Fields’ Memorandum of Incorporation mandates a Board of between four and 15 directors. Currently, the Board comprises 13 directors – two executive directors and 11 independent NEDs. Since the Company’s inception, the Board has maintained a majority of independent NEDs. Our Memorandum of Incorporation is available online. Guided by the Nominating and Governance Committee, the Board appoints reputable individuals with recognised competence, experience and a commitment to dedicating sufficient time to the Company as independent directors. Each director offers relevant knowledge, technical expertise and business acumen, ensuring independent judgement in Board discussions and decisions. The Nominating and Governance Committee ensures the Board has adequate diversity in race, gender, culture, age, field of knowledge, skills, experience, business expertise and geographic and academic backgrounds. The Board strongly supports the Group’s diversity targets, including 30% female representation among the workforce by 2030. The Board also adopted a Board Diversity Policy, which commits to a target of 40% female representation at a Board level. We are currently at 38%. The composition of the Board’s committees was reviewed and approved at the November 2024 and February 2025 Board meetings. Board size and turnover Race diversity Gender diversity Age Tenure Independence Nationalities GOLD FIELDS Governance and Remuneration Report 2024 13 Overview Governance review Remuneration Report Administration and corporate information *African, Coloured and Indian Director movement over the past five years: 6 non-executive directors appointed 4 non-executive directors resigned or retired 4 executive directors appointed 4 executive directors resigned or retired

Our governance structure continued Board expertise The graph below gives an overview of directors’ levels of expertise in key areas. Board appointment and succession Board succession planning is integral to the ongoing effective functioning of the Board. The Nominating and Governance Committee and the Board review development and succession planning annually, increasing frequency as needed. The Board is actively and continuously managing director succession to ensure continuity and maintain critical skills as five directors are approaching the end of their expected tenure. Our focus is on evolving Board composition to align with the Group’s strategic direction while prioritising the diversity, experience and expertise essential for long-term success. A structured, global search process began in 2024 to identify suitable candidates who bring particular skills, experience and fresh perspectives to the Board. This process not only replaces departing directors but also strengthens the Board’s overall capacity. Candidate selection considers knowledge, skills, business expertise, geographic and academic backgrounds, as well as race, gender, culture and age to ensure alignment with the Board’s and its committees’ needs. In 2024, two NEDs, Zarina Bassa and Shannon McCrae, were appointed to strengthen the Board’s financial as well as mining and geological expertise. They assumed their roles on 2 August 2024. On 20 February 2025, the Board announced the retirement of Steven Reid and Peter Bacchus effective 28 May 2025, at the Company’s AGM. A formal process governs director appointments. The Nominating and Governance Committee recommends suitable candidates and evaluates such candidates from time to time. The Board Chairperson and LID are appointed on an annual basis by the Board after a review of their performance and independence. In line with recommendations by King IV, the Board conducts a thorough annual internal evaluation of the directors’ independence, and specifically where directors have served on the Board for nine or more years. The Board was satisfied that all its NEDs met the criteria for the 2024 financial year. For more information on succession planning, refer to p20 of this report. Together with management, the Nominating and Governance Committee develops and facilitates an induction programme for new Board members to ensure their understanding of Gold Fields and the business environment in which it operates. The Board aims to hold sessions in one of our jurisdictions, enabling directors to visit all our operations and meet the teams. As part of continuing Board training and development, we ensure directors remain abreast of developments in their areas of expertise and our industry. This includes informal sessions where publications on relevant matters are shared and formal sessions where topics of interest are discussed. Board members also regularly visit our operations to familiarise themselves with relevant issues, gather first-hand information and engage with our people on site. Board meetings begin with safety and compliance updates, with the latter providing directors with relevant regulatory landscape developments. In 2024, the Board received extensive briefings on US SEC regulatory changes, imminent Companies Act amendments, ESG disclosure and JSE updates with a specific focus on dealings in Company securities, and discussed artificial intelligence and cybersecurity, which are increasingly relevant to directors’ fiduciary duties. The Nominating and Governance Committee also assesses the commitments of non-executive candidates to ensure their availability to fulfil their responsibilities. In accordance with Gold Fields’ Memorandum of Incorporation, one-third of all directors (including executive directors) shall retire from office at each Annual General Meeting (AGM). The first to retire are those directors appointed during the year, followed by the longest-serving members. The Board, assisted by the Nominating and Governance Committee, recommends the eligibility of retiring directors (subject to availability and their contribution to the business) for reappointment. Retiring directors can be re-elected immediately by the shareholders at the AGM. GOLD FIELDS Governance and Remuneration Report 2024 14 Overview Governance review Remuneration Report Administration and corporate information

Our governance structure continued Term limit of non-executive directors In terms of the Board Charter, a director is required to retire at the AGM after the year in which they reach the age of 70, unless the retirement age is extended by a fixed period at the discretion of the Board. In accordance with the recommendations of King IV, a director may continue to serve longer than nine years, provided the Board in its discretion and unanimous decision determines it is in the Company’s and shareholders’ best interest to extend the director’s service for an additional period. In this case, directors are subject to an annual independence evaluation by the Board. Five directors are approaching their nine-year tenure in 2025. On 20 February 2025, the Board announced the retirement of Steven Reid and Peter Bacchus effective 28 May 2025 at the Company’s AGM. Yunus Suleman, Alhassan Andani and Terence Goodlace are set to retire in subsequent years. The Board has approved new Chairpersons for several committees following the retirement of Steven and Peter, as well as announcing that Jacqueline McGill will replace Steven as LID. Board of Directors’ Charter During the year, the Board reviewed the Board Charter and committees’ terms of reference to ensure they align with the recommendations of King IV. A summary of how Gold Fields applied the principles of King IV is detailed and explained on p30 – 32. Conflicts of interest To our knowledge, there are no undisclosed conflicts of interest between Gold Fields and our directors or officers, taking into consideration that some directors serve on other public company boards. This could potentially create conflicts between their duties to Gold Fields and their duties to those companies. Our directors and officers understand the laws governing their accountability and must disclose any conflicts to the Chairperson of the Board and the Nominating and Governance Committee. They are expected to comply with the law and disclose any conflicts that may arise. The Board ensures independent judgement in considering transactions and agreements. Directors with a material interest must recuse themselves from relevant parts of Board and committee meeting discussions to allow the remaining directors to discuss the matter openly. Chief Financial Officer Paul Schmidt, who served as Gold Fields’ CFO since his appointment to the position on 1 January 2009, commenced an early retirement on 30 April 2024. Alex Dall was appointed interim CFO on 1 May 2024 and CFO, as well as executive director, effective 1 March 2025. In accordance with the JSE Listings Requirements, the Audit Committee considered and unanimously agreed that Paul and Alex executed their duties satisfactorily and with the required levels of expertise and experience during 2024. The Audit Committee is of the opinion that Paul and Alex, together with other members of the financial management team, managed the Group’s financial affairs effectively during the 2024 financial year. Company Secretary The Company Secretary provides secretarial services and advises the Board on corporate governance in line with the Companies Act, King IV, and JSE and NYSE Listings Requirements. Responsibilities include monitoring regulatory changes and implementing updates where applicable. Attending all Board and committee meetings, the Company Secretary ensures directors have direct access to guidance on their fiduciary duties. While an employee of the Company, the role maintains an arm’s-length relationship with the Board and serves as a key liaison with shareholders. The Company Secretary oversaw Board governance matters in 2024, supporting the Board and its committees while ensuring statutory compliance and up-to-date records. Anr&eacute; Weststrate held the position of Company Secretary in 2024. The Board is satisfied that Anr&eacute; is competent, qualified and has the necessary expertise and experience to fulfil the role. GOLD FIELDS Governance and Remuneration Report 2024 15 Overview Governance review Remuneration Report Administration and corporate information

Our governance structure continued Board attendance The Board meets at least four times a year, with the flexibility to convene electronically as permitted by the Board Charter. The Board and its committees met as outlined in the table below. Directors receive comprehensive Board packs prepared by management ahead of each meeting, ensuring they have the necessary information to fulfil their responsibilities effectively. Board agendas focus on strategy, sustainable development, finance, performance monitoring, governance and related areas. During 2024, Board meetings and some committee meetings were preceded by closed-session meetings by NEDs. Directors are required to recuse themselves from discussions where conflicts of interest may arise. Number of Board meetings, Board committee meetings and directors’ attendance during the year Directors Board meetings Special Board meetings Audit Committee1,2 Technical Committee2 Nominating and Governance Committee2 Remuneration Committee2 Risk Committee Safety, Health and Sustainable Development Committee2,3 Social, Ethics and Transformation Committee1 Strategy and Investment Committee2 Number of meetings per year 5 6 4 4 4 4 3 4 4 2 Member Member Member Invitee Member Invitee Member Invitee Member Invitee Member Invitee Member Invitee Member Invitee Member Invitee YGH Suleman 5 6 4 4 4 4 3 3 4 2 SP Reid 5 6 4 4 4 4 1 2 MJ Fraser 5 6 4 4 4 4 2 4 4 2 A Andani 5 6 4 4 3 4 1 4 2 PJ Bacchus 5 6 4 4 2 4 3 2 ZBM Bassa3 3 1 2 2 1 2 2 2 2 1 MC Bitar 5 4 2 2 2 4 3 4 4 1 TP Goodlace 5 6 4 4 3 4 1 SL McCrae3 3 1 2 2 2 2 2 2 2 1 JE McGill 5 6 3 4 4 4 4 2 PA Schmidt4 1 2 1 1 1 1 PG Sibiya 5 6 4 3 4 3 1 4 2 CAT Smit 5 6 4 4 4 4 3 4 4 2 CFO A Dall4 4 3 3 3 3 2 2 Notes: Chairperson &cent; 1 Quarterly Board Committee (main) meetings were preceded by closed sessions held on the same date as the main meetings and therefore not recorded separately for the following Committees: Audit Committee (four), SHSD Committee (four), and SET Committee (four) 2 Two additional committee sessions were held by the SHSD Committee for deep dive discussions of agenda items from the main quarterly meetings and recorded as part of the main meetings 3 Zarina Bassa and Shannon McCrae were appointed as NEDs effective 2 August 2024 4 Alex Dall was appointed interim CFO effective 1 May 2024 following the retirement of Paul Schmidt, who stepped down as CFO effective 30 April 2024. Alex was appointed as executive director effective 1 March 2025 The full Directors’ Report can be found in our Annual Financial Report. GOLD FIELDS Governance and Remuneration Report 2024 16 Overview Governance review Remuneration Report Administration and corporate information

Our Board of Directors as at 27 March 2025 Yunus Suleman Steven Reid Alhassan Andani Peter Bacchus Zarina Bassa Maria Cristina Bitar Independent non-executive directors Yunus Suleman (67) Chairperson of the Board and Chairperson of the Nominating and Governance Committee BCom, University of Durban Westville; BCompt (Hons), University of South Africa (UNISA); CA(SA); CD(SA) Appointed to the Board: 2016 Yunus was appointed as an NED of Gold Fields with effect from 1 September 2016, and Chairperson of the Board with effect from 1 June 2022. He also serves as the chairperson of Liberty Holdings Limited and Liberty Group Limited and the chairperson of Albaraka Bank Limited until 28 February 2025. Yunus has over 36 years’ experience in the accounting and auditing profession, including as chairperson of KPMG South Africa, and managing partner of Arthur Andersen’s audit and consulting practice in Nigeria as well as its South Africa audit practice. Steven Reid (69) LID and Chairperson of the Remuneration Committee BSc (Mineral Engineering), South Australian Institute of Technology; MBA, Trium Global Executive; ICD.D, Institute of Corporate Directors Appointed to the Board: 2016; to retire in May 2025 Steven was appointed as an NED of Gold Fields with effect from 1 February 2016. He serves as the chairperson of Eldorado Gold. Steven has 48 years of international mining experience and has held senior leadership roles in numerous countries and organisations, including Goldcorp, Placer Dome, Kingsgate Consolidated and Newcrest Mining. Alhassan Andani (64) Chairperson of the Technical Committee MA (Banking and Finance), Finafrica Institute, Italy; BSc (Agriculture), University of Ghana Appointed to the Board: 2016 Alhassan was appointed as an NED of Gold Fields with effect from 1 August 2016. He is currently a Founding Partner at LVSafrica Limited, and a board member at Stanbic Holdings and Teachers Fund of the Ghana National Association of Teachers (GNAT). He has over 35 years’ experience in corporate and investment banking. He previously served as CEO of Stanbic Bank Ghana, prior to which he was the deputy managing director and executive director of corporate and investment banking at Barclays Bank Ghana. Peter Bacchus (56) Chairperson of the Risk Committee and the Strategy and Investment Committee MA (Economics), Cambridge University; member of the Institute of Chartered Accountants, England and Wales Appointed to the Board: 2016; to retire in May 2025 Peter was appointed as an NED of Gold Fields with effect from 1 September 2016. Peter is chairperson of the independent investment banking and ventures boutique, Bacchus Capital Advisers. He is also director of Space for Giants, a conservation charity, and an advisory board member of Istanbul-based Esan Eczacibasi. Peter has spent 30 years in investment and corporate banking, with a focus on the global natural resources sector and is a member of the Institute of Chartered Accountants, England and Wales. He previously acted as the global head of Mining and Metals and joint head of European Investment Banking at Jefferies, prior to which he served as global head of Mining and Metals at Morgan Stanley, and head of Investment Banking, Industrials and Natural Resources at Citigroup. Zarina Bassa (60) Independent NED CA(SA); Postgraduate Diploma in Accounting, University of Durban Westville; BAcc, University of Durban Westville Appointed to the Board: 2024 Zarina was appointed as an NED of Gold Fields with effect from 2 August 2024. She is currently an NED of the JSE Limited. She previously served as lead independent director of Investec Plc and Investec Limited, Woolworths Holdings and was an NED of Kumba Iron Ore, Mediclinic International, Oceana Group, Mercedes Benz SA, Sun International, Vodacom South Africa and the Financial Services Board. She is a Chartered Accountant, with extensive corporate, regulatory, governance and financial services experience. She was a partner of Ernst & Young, after which she joined the Absa Group in 2002, where she served as an executive director of Absa Bank, a member of the group’s executive committee, and Head of the Private Bank. She has chaired the Independent Regulatory Board for Auditors and the Auditing Standards Board and has served on the boards of the South African Institute of Chartered Accountants and the Accounting Standards Board. She has extensive listed public company board experience having served as a NED across various sectors for 18 years. Maria Cristina Bitar (55) Independent NED BA (Economics), Dartmouth College; MBA, Universidad de Chile and Tulane University Appointed to the Board: 2022 Cristina was appointed as an NED of Gold Fields with effect from 1 May 2022. She is President of Azerta, one of Chile’s leading strategic communications and public affairs agencies. She is also a director of ENAEX S.A. Cristina has 27 years of experience working as a consultant, specialising in public affairs, crisis management, communications and sustainability. She has more than 16 years of board experience in large publicly traded companies in Chile and abroad with experience working within the mining sector. GOLD FIELDS Governance and Remuneration Report 2024 17 Overview Governance review Remuneration Report Administration and corporate information

Our Board of Directors continued Terence Goodlace Shannon McCrae Jacqueline McGill Philisiwe Sibiya Carel Smit Independent non-executive directors continued Terence Goodlace (65) Chairperson of the SHSD Committee MBA (Business Administration), University of Wales; BCom, UNISA; NHDip and NDip (Metalliferous Mining), Witwatersrand Technikon; MDP, University of Cape Town Appointed to the Board: 2016 Terence was appointed as an NED of Gold Fields with effect from 1 July 2016. He is chairperson and director of Kumba Iron Ore Limited and an NED of Andrada Mining Limited. Terence’s mining career has spanned more than 45 years across multiple organisations. He previously held EVP and Chief Operating Officer roles at Gold Fields and spent 28 years with the Company. Terence has also served as the CEO of Impala Platinum Holdings Limited and CEO of Metorex Limited. Shannon McCrae (53) Independent NED BSc (Geology) (Hons), University of Western Ontario; P.Geo, Ontario; ICD.D, Directors' Education Programme, Institute of Corporate Directors Appointed to the Board: 2024 Shannon was appointed as an NED of Gold Fields with effect from 2 August 2024. She also holds board positions at Probe Gold, Vox Royalty and Fuerte Metals (previously Atacama Copper). Shannon is a professional geologist and mining executive with more than 25 years of experience in the resources industry, having held senior executive positions at Barrick Gold and De Beers Canada. Jacqueline McGill (57) Chairperson of the SET Committee MBA, La Trobe University; BSc (Ext Metallurgy), Murdoch University; honorary doctorate, Adelaide University Appointed to the Board: 2021 Jacqueline was appointed as an NED of Gold Fields with effect from 22 November 2021. She currently serves on the boards of New Hope Group as chairperson of the sustainability committee, 29 Metals as chairperson of the sustainability committee, and Mineral Resources as chairperson of the technical committee. Jacqueline has more than 30 years of operational leadership experience in the mining and resource sectors, having held several executive level roles with BHP. Philisiwe Sibiya (48) Chairperson of the Audit Committee BCom (Hons), University of Natal; CA(SA) Appointed to the Board: 2021 Philisiwe was appointed as an NED of Gold Fields with effect from 1 March 2021. Philisiwe serves on the board of AECI Limited. She has nearly 20 years of management experience within Africa, including previously as CFO at MTN South Africa and CEO for MTN Cameroon, where she was the first woman appointed to a CEO position within the MTN Group. Carel Smit (62) Independent NED Higher Diploma in Tax Law, University of the Witwatersrand; BCompt and CTA, University of the Free State; CA(SA) Appointed to the Board: 2023 Carel was appointed as an NED of Gold Fields with effect from 1 June 2023. He spent 35 years with KPMG, including as its Head of Energy and Natural Resources in Africa, and has extensive experience in audit, tax and advisory with a strong focus on the mining sector across Africa, South America and Australia. He also serves on the management boards of the non-profit Rand Aid Association and the Rand Aid Welfare Development Trust. GOLD FIELDS Governance and Remuneration Report 2024 18 Overview Governance review Remuneration Report Administration and corporate information

Our Board of Directors continued Mike Fraser Alex Dall Paul Schmidt Executive directors Mike Fraser (59) CEO BCom, MBL (Unisa), AMP (Harvard) GAICD Appointed to the Board: Executive Director and CEO – January 2024 Mike joined Gold Fields as CEO on 1 January 2024. Prior to joining Gold Fields, he was the CEO of Chaarat Gold, an AIM-listed junior gold miner. Mike joined the mining sector in 2000 at Billiton PLC prior to the merger with BHP. In 2009, he became the head of the Mozal Aluminium Smelter project in Mozambique in and thereafter was appointed the group’s President Human Resources. In 2015, when BHP created South32, Mike became president and chief operating officer of its global aluminium, nickel and South African manganese and energy coal businesses. Alex Dall (37) CFO CA(SA), Bachelor Business Science, PGDA, University of Cape Town Appointed to the Board: Interim CFO – 2024; Executive Director and CFO – 2025 Alex is a qualified Chartered Accountant. After completing his articles, he gained experience as an audit supervisor in KPMG’s energy and natural resources division. He joined Gold Fields in June 2014 as part of the Finance team, where he was responsible for SOX and technical accounting. In April 2022, he was promoted to VP Corporate Finance, and in May 2024, he was appointed interim CFO. Alex assumed the role of permanent CFO and Executive Director of the Company effective 1 March 2025. Paul Schmidt (57) Previous CFO BCom, University of the Witwatersrand; BCompt (Hons), UNISA; CA(SA) Appointed to the Board: Executive Director and CFO – 2009 Paul was appointed CFO of Gold Fields from 1 January 2009 until his resignation, effective 30 April 2024. Before this appointment, he was acting CFO from 1 May 2008 and prior to that financial controller for Gold Fields from 1 April 2003. He had more than 28 years’ experience in the mining industry. GOLD FIELDS Governance and Remuneration Report 2024 19 Overview Governance review Remuneration Report Administration and corporate information

Board committees The Board has eight standing committees, established in compliance with the Companies Act and JSE Listings Requirements. These committees operate under delegated authority from the Board and in accordance with written terms of reference. Committee members are majority independent NEDs, and the CEO, CFO and various members of management are standing invitees to committee meetings. Each Board committee is chaired by an independent NED. In line with King IV recommendations, the Board reviews the terms of reference of all committees annually and, if necessary, adopts changes which are approved by the Board. Committees are required to evaluate their effectiveness and performance annually and to report findings to the Board for consideration. During 2024, the Board Charter and committee terms of reference were comprehensively reviewed and refreshed to align with the current practice. Subsequent to year-end, the Board announced the following proposed changes to committee composition effective 28 May 2025: • Remuneration Committee: Steven Reid to retire as member and Chairperson, and Jacqueline McGill, a member of the committee, to be elected as Chairperson • SET Committee: Jacqueline McGill to retire as member and Chairperson, and Cristina Bitar, a member of the committee, to be elected as Chairperson. Additionally, Philisiwe Sibiya to retire as member and Carel Smit to be elected as member • Risk Committee: Peter Bacchus to retire as member and Chairperson, and Zarina Bassa, a member of the committee, to be elected as Chairperson • Strategy and Investment Committee: Peter Bacchus to retire as member and Chairperson, and Carel Smit, a member of the committee, to be elected as Chairperson • Technical Committee: Carel Smit to retire as member For more detail on Board committees’ internal standards and principles, refer to the Standards and principles page on our website. The following pages outline each committee’s responsibilities and focus areas during the year. GOLD FIELDS Governance and Remuneration Report 2024 20 Nominating and Governance Committee Audit Committee Remuneration Committee Safety, Health and Sustainable Development Committee Technical Committee (previously the Capital Projects, Control and Review Committee) Social, Ethics and Transformation Committee Risk Committee Strategy and Investment Committee Overview Governance review Remuneration Report Administration and corporate information

Board committees continued Nominating and Governance Committee Members: Yunus Suleman (Chairperson), Steven Reid, Philisiwe Sibiya, Terence Goodlace, Jacqueline McGill Invitees: Alhassan Andani, Peter Bacchus, Cristina Bitar, Zarina Bassa (19 August 2024), Shannon McCrae (19 August and 27 November 2024), Carel Smit, Mike Fraser 4 ordinary meetings held in 2024 Relevant Group risks Relevant stakeholders See p3 for icon definitions. Supporting value creation in 2024 Focus areas Context NED succession planning and appointments The Committee developed a phased succession programme for the five NEDs reaching their nine-year tenure in 2025, aligned with King IV recommendations and ensuring an orderly succession process. The programme aims to stagger the replacement of skills over three years. Two NEDs, Zarina Bassa and Shannon McCrae, were appointed effective 2 August 2024, with the search continuing in 2025. To formalise and broaden the process, the Committee and Board agreed to appoint two external recruitment firms to deliver a formal succession programme through to completion. Other executive succession While not mandated to appoint executive members, the Committee considered executive succession during the year, made recommendations and supported the appointments made. Induction of new directors and CEO The Committee oversaw an accelerated induction of the new CEO, Mike Fraser, as well as inductions of two new NEDs and newly appointed executives, including governance training on the JSE Listings Requirements and the US regulatory landscape. Internal Board performance The Board, led by the Committee, conducted an internal performance assessment, concluding that the Board and its subcommittees are fully functional and effectively fulfilling their duties as outlined in their terms of reference. Board committee composition The Committee assessed the composition of Board committees and recommended changes to the Board for approval. It delegated the task to a Steering Committee, which explored options to enhance and simplify the structure while maintaining effectiveness. This resulted in the reconstitution of the Capital Projects, Control and Review Committee into the Technical Committee, and the Strategy and Investment Committee becoming a permanent committee. Assessing Board skills and diversity The Committee conducted an enhanced assessment of the Board’s skills and diversity to meet disclosure requirements. Recommendations submitted to and approved by the Board included adopting a Board Diversity Policy with a female representation target of at least 40% at Board level, assigning the two newly appointed NEDs to committees, and aligning skills assessments with the SEC’s latest standards. Board training and development The Committee ensures the Board undergoes regular training, combining formal sessions with brief updates during the compliance share slot in quarterly meetings. Formal training covered JSE share trading, AI and cybersecurity, ESG disclosure and sustainability reporting and a compliance workshop. Revision of terms of references (ToRs) The Committee reviewed and approved the updated TORs for all committees. Oversight of operating model progress from a governance perspective The Committee monitored the Group’s operating model changes, which affected most business areas and required careful alignment with governance principles. Review of Group Governance Framework and subsidiary governance The Committee monitored progress on the review of the Group Governance Framework, including work on Group subsidiary governance. GOLD FIELDS Governance and Remuneration Report 2024 21 The Committee enhances governance by reviewing the Board’s structure, composition and effectiveness, and by advising on performance evaluations of the Board, committees and management. It manages director rotation and succession planning and recommends nominees for election and successors for key roles, including Chairperson, LID, CEO and CFO. The Committee reviews committee mandates, advises on Chairperson and member rotations, and conducts annual performance assessments. It ensures effective risk management oversight within its scope and provides assurance to the Risk Committee as mandated by the Board. The Committee assessed its 2024 performance and effectiveness through an internal assessment, which concluded that it was fully functional and satisfactorily discharging its duties as set out in its terms of reference. Overview Governance review Remuneration Report Administration and corporate information 9

Board committees continued Audit Committee Members: Philisiwe Sibiya (Chairperson), Alhassan Andani, Peter Bacchus, Zarina Bassa (effective 2 August 2024), Carel Smit Invitees: Yunus Suleman (standing invitee), Steve Reid (standing invitee), Cristina Bitar, Shannon McCrae (15 August and 25 November 2024), Mike Fraser, Paul Schmidt (until 30 April 2024), Alex Dall 4 ordinary meetings held in 2024 Relevant Group risks Relevant stakeholders See p3 for icon definitions. Supporting value creation in 2024 Focus areas Context Key audit matters The Committee reviewed and approved the accounting for the acquisition of Osisko Mining as well as the disposal of the Asanko investment. Going concern attestation The Committee considered the solvency and liquidity position of the Group and concluded that the Group can continue as a going concern in the future. External auditor performance Reviewed and confirmed PwC’s performance as external auditors and approved their reappointment and fees as part of the annual workplan. Internal audit The Committee reviewed internal audit reports, together with recommended remedial actions and followed up to ensure necessary actions were taken. ICT governance The Committee regularly assessed ICT processes and performance, cyber risk and followed up on necessary actions taken. Chief Financial Officer The Committee evaluated the expertise and performance of the CFO, Alex Dall, who acted as an interim CFO until his permanent appointment on 1 March 2025. Anti-bribery and corruption The Committee oversees Group compliance to the Foreign Corrupt Practices Act and the Anti-Bribery and Corruption regulation. Group compliance governance The Committee monitored the compliance performance of the Group and ensured the Code of Conduct was effective and implemented throughout the Group. Combined assurance The Committee reviewed the Group’s progress with the development and implementation of a formalised combined assurance model. The Committee satisfied itself that the design and effectiveness of the model are appropriate as well as levels of assurance and mitigating actions are achieved. IAR, AFR, Governance Report and Form-20F reviews The Committee considered and discussed the various reports with management and external audit and ensured compliance with all relevant regulations. Assurance of non- financial data PwC provides reasonable assurance over non-financial data to the Committee. Reasonable assurance was delivered in accordance with ICMM assurance and validation procedures. Disclosures • Systems are in place to ensure combined assurance • Systems are in place to govern information and technology and its effectiveness • A Responsible and Transparent Tax Policy and Strategy is in place • Systems are in place to govern and manage compliance GOLD FIELDS Governance and Remuneration Report 2024 22 The Audit Committee’s duties, terms of reference and statement are detailed in the Annual Financial Report. The Committee oversees financial reporting, sustainability disclosures and public financial announcements, ensuring external auditor independence and effectiveness. It monitors combined assurance and internal audit controls and provides risk management assurance to the Risk Committee Chairperson. The Committee’s formal terms of reference are reviewed annually and set out in its Board-approved Charter. The Board is satisfied that the Committee complied with these terms and its legal and regulatory responsibilities as set out in the Companies Act, King IV and Section 3.84(d) of the JSE Listings Requirements. The Committee assessed its 2024 performance and effectiveness through an internal assessment, which concluded that it was fully functional and satisfactorily discharging its duties as set out in its terms of reference. Overview Governance review Remuneration Report Administration and corporate information 113 Refer to the Audit Committee Report in the Annual Financial Report for details of the work of this Committee.

Board committees continued Remuneration Committee Members: Steven Reid (Chairperson), Alhassan Andani, Peter Bacchus, Zarina Bassa (effective 1 December 2024), Cristina Bitar, Jacqueline McGill Invitees: Yunus Suleman (standing invitee), Carel Smit, Mike Fraser, Paul Schmidt (until 30 April 2024) 4 ordinary meetings held in 2024 Relevant Group risks Relevant stakeholders The Company’s remuneration policies, as well as details of directors’ fees and equity-settled instruments, are included in the Remuneration Report on p34 – 65. Supporting value creation in 2024 Focus areas Context Executive succession The Committee oversaw new executive appointments to ensure remuneration at appointment aligned with policy guidelines and that any sign-on payments, where necessary for attraction, were fair and responsibly determined. It also approved the remuneration package for the newly appointed CFO. Peer group comparators related to incentives The Committee oversaw and resolved amendments to the peer group used to determine Gold Fields’ performance relative to peers’ total shareholder returns. This was necessitated by various merger and acquisition activities, which have subsequently reduced the peer group. Changes in governance and legislation The Committee stays abreast of changing governance requirements. Changes to the Group organisational structure Substantial oversight was required to assess the potential impact of transitioning from a three-layered structure to a simplified, two-layered function-led organisational structure on employee attraction and retention Changes to Gold Fields incentive framework The Committee oversaw appropriate enhancements to the strategically aligned incentive programme from 2025 onwards. It was satisfied that the proposed STI model and framework for 2025 and the proposed LTI modification to take effect from 1 January 2025 were necessary improvements to the overall reward approach. GOLD FIELDS Governance and Remuneration Report 2024 23 This Committee contributes to value creation by overseeing the Company’s remuneration linked to performance outcomes against strategy, encouraging alignment with shareholder experience and principles of fairness and responsibility. It ensures that contractual terms on potential termination of the executive directors and Executive Committee members, and any payments made, are fair to both parties, that failure is not rewarded and that the duty to mitigate loss is fully recognised. It further provides oversight and management of remuneration-related risks. The Committee provides assurance to the Risk Committee Chairperson, mandated by the Board, in ensuring risk management oversight within the Committee’s scope. The Committee assessed its 2024 performance and effectiveness through an internal assessment, which concluded that it was fully functional and satisfactorily discharging its duties as set out in its terms of reference. Overview Governance review Remuneration Report Administration and corporate information 9 See p3 for icon definitions.

Board committees continued Safety, Health and Sustainable Development Committee Members: Terence Goodlace (Chairperson), Cristina Bitar, Shannon McCrae (effective 1 December 2024), Jacqueline McGill, Steven Reid Invitees: Yunus Suleman (standing invitee), Philisiwe Sibiya, Carel Smit, Mike Fraser, Zarina Bassa (effective 2 August 2024), Shannon McCrae (effective 2 August 2024) 4 ordinary meetings held in 2024 Relevant Group risks Relevant stakeholders See p3 for icon definitions Supporting value creation in 2024 Focus areas Context Tracking Committee- related risks The Committee concluded that the risks allocated to it were being effectively and appropriately managed. Group health, safety and wellbeing strategies and causes of major internal and industry incidents The Committee oversees the Group’s health, safety and wellbeing strategies and their implementation. It reviews the causes of major internal and industry incidents to prevent their (re)occurrence at Gold Fields. Quarterly and in closed sessions, it considered the independent safety review and findings from the two fatal incident investigations, among other matters TSF management and the implementation of the GISTM The Committee oversees the Group’s TSF management and implementation of the GISTM. Following the release of two annual tailings disclosure reports for the Tarkwa and Cerro Corona mines in 2023, detailing their conformance against the GISTM, work towards full compliance is in progress. Catastrophic risks The Committee monitors the management of catastrophic risks, including fire and explosion risks, which are significant in the mining environment, ensuring continuous oversight to mitigate these hazards effectively. Quarterly geotechnical management updates The Committee monitors the Group’s geotechnical management, a critical area given the significant risks in the mining environment. Geotechnical management is deemed satisfactory, with ad hoc issues addressed effectively. Quarterly review of environmental management The Committee reviews the management of environmental risks and monitors progress against targets. GOLD FIELDS Governance and Remuneration Report 2024 24 This Committee contributes to value creation by ensuring a safe and healthy work environment, and monitoring all matters of safety, health and sustainable development. All activities in this area are aligned with the Group’s strategy and operations, in relation to the relevant legislations, other legal requirement and prevailing codes of best practice, including national and international regulatory and technical developments related to sustained development guided by the Group’s external assurance partners. The Committee continuously aims to improve ESG goals and targets and recommend those to the Board for consideration. The Committee conducts detailed investigations into any relevant incidents that may have occurred and makes recommendations to the Board in line with policy, standards and guidelines on how to mitigate, solve or prevent incidents. The Committee provides assurance to the Risk Committee Chairperson, as mandated by the Board, in ensuring risk management oversight within the Committee’s scope. The Committee assessed its 2024 performance and effectiveness through an internal assessment, which concluded that it was fully functional and satisfactorily discharging its duties as set out in its terms of reference. Overview Governance review Remuneration Report Administration and corporate information 1 10

Board committees continued Technical Committee (previously the Capital Projects, Control and Review Committee) Members: Alhassan Andani (Chairperson), Peter Bacchus, Terence Goodlace, Shannon McCrae (effective 1 December 2024), Jacqueline McGill, Carel Smit Invitees: Yunus Suleman (standing invitee), Steve Reid (standing invitee), Zarina Bassa (effective 2 August 2024), Cristina Bitar, Shannon McCrae (effective 2 August 2024), Carel Smit, Philisiwe Sibiya, Mike Fraser 4 ordinary meetings held in 2024 Relevant Group risks Relevant stakeholders See p3 for icon definitions Supporting value creation in 2024 Focus areas Context Capital expenditure (capex) oversight The Committee monitors the overall Group capex, and in 2024 approved total capex of US$1,183m. Salares Norte capex requirements The Committee monitored Salares Norte as a qualifying project and developing asset during the year. The project faced several challenges, including extreme weather conditions, which delayed first gold and ramp-up. Progress of other qualifying Gold Fields projects and JVs The Committee monitors progress of projects within its mandated threshold. During the year, these included: • Salares Norte (as outlined above) • Tarkwa/Iduapriem JV with AngloGold Ashanti, which is awaiting approval by the Ghanaian government • St Ives renewables project, for which the Committee approved capital to advance to the implementation phase • St Ives invincible footwall south open-pit project, which advanced to implementation phase • Granny Smith’s wallaby zone 150 underground PFS, with capital development starting in April 2025 • South Deep’s South of Wrench Underground PFS, for which the Committee approved progression for the first two years of phase 1 • The Windfall project development, particularly after gaining full control of the project following the acquisition of Osisko Mining Divestments and disposals The Committee monitors progress of transactions within its mandated threshold, including divestments and disposals. During the year, these included the Group’s interest in the Far Southeast Project and the Asanko JV. Until the final disposal of Asanko, the Committee monitored operational updates and investment opportunities quarterly. MRMR Supplement The Committee reviews all aspects of the MRMR statements and their respective figures in the MRMR Supplement. Contractor mining effectiveness in Ghana The Committee continued to review contractor mining effectiveness in Ghana. GOLD FIELDS Governance and Remuneration Report 2024 25 The Committee contributes to value creation by monitoring, reviewing and evaluating technical matters relevant to operational performance and projects. The Committee assessed its 2024 performance and effectiveness through an internal assessment, which concluded that it was fully functional and satisfactorily discharging its duties as set out in its terms of reference. Overview Governance review Remuneration Report Administration and corporate information 1 5 6

Board committees continued Social, Ethics and Transformation Committee Members: Jacqueline McGill (Chairperson), Alhassan Andani, Cristina Bitar, Shannon McCrae (effective 1 December 2024), Philisiwe Sibiya, Mike Fraser (effective 21 February 2024) Invitees: Zarina Bassa (effective 2 August 2024), Shannon McCrae (effective 2 August 2024), Carel Smit, Yunus Suleman (standing invitee), Mike Fraser (effective 1 January 2024) 4 ordinary meetings held in 2024 Relevant Group risks Relevant stakeholders See p3 for icon definitions Supporting value creation in 2024 Focus areas Context Updates to confidential hotline The Committee, along with the Audit Committee, commenced a review of the confidential hotline process to align to the current environment, integrate it with the Code of Conduct, ensure secure incident reporting and promote effective and confidential handling of matters. Board training on the sustainability reporting landscape Board training was provided on matters within the Committee’s mandate, including the application of IFRS S1 and S2, the EU Corporate Sustainability Reporting Directive and the European Sustainability Reporting Standards. GISTM conformance The Committee oversees, where relevant, conformance or community-related risks related to the GISTM Diversity, equity and belonging, and Respectful Workplaces The Committee considers quarterly matters of diversity, equity and inclusion, including the Group’s performance against its 2030 ESG targets and associated metrics, as well as progress against EB&Co recommendations. ESG risk management The Committee monitors the risks relevant to its mandate, including social country risks, major industry incidents and shareholder activism. It provides quarterly assurance to the Risk Committee that these risks are being managed appropriately. Stakeholder value creation The Committee monitors legacy programmes development and implementation, stakeholder value creation, particularly focusing on host communities, which includes in-country procurement spend, host community employment, host community procurement, socio-economic development spend and creation of non-mining jobs. Performance against regional stakeholder strategies The Committee tracked performance against key stakeholder strategies, including South Deep’s 2020 – 2024 Social and Labour Plan and its employee ownership plans, Indigenous Peoples agreements in Australia, ASM and illegal mining in Ghana, the Group-wide Respectful Workplace programme and ESG investor engagements. Group foundations and trusts The Committee oversees the respective foundations and trusts in the Group, including the South Deep Education Trust, South Deep Community Trust and the Gold Fields Ghana Foundation. GOLD FIELDS Governance and Remuneration Report 2024 26 The Committee oversees social, ethics, security, labour, transformation, community, anti-corruption, land, human rights and stakeholder issues to ensure good corporate citizenship under the Companies Act and related regulations. It enforces labour mandates, employment policies and compliance with laws and regulations (including OECD, employment equity and B-BBEE), while monitoring stakeholder engagements and offering strategic guidance. A hotline report and an ethics and governance report is submitted to the Committee to keep it abreast of any ethical issues and investigations that may transpire and that it may make recommendations to the Board to mitigate, solve or prevent issues through the Group’s policy and implementation plans. As mandated by the Board, it also supports the Risk Committee Chairperson by ensuring effective risk management oversight. The Committee assessed its 2024 performance and effectiveness through an internal assessment, which concluded that it was fully functional and satisfactorily discharging its duties as set out in its terms of reference. Overview Governance review Remuneration Report Administration and corporate information 1 2 7 8 9

Board committees continued Risk Committee Members: Peter Bacchus (Chairperson), Zarina Bassa, (effective 1 December 2024), Cristina Bitar, Terence Goodlace, Philisiwe Sibiya, Carel Smit Invitees: Yunus Suleman (standing invitee), Steven Reid (standing invitee), Mike Fraser, Zarina Bassa (effective 2 August 2024), Shannon McCrae (effective 2 August 2024) 3 ordinary meetings held in 2024 Relevant Group risks Relevant stakeholders All Group risks See p3 for icon definitions Supporting value creation in 2024 Focus areas Context Group risk appetite and tolerance The Committee reviewed the risk appetite and tolerance for 2024, with a focus on strategic risks. The Company’s overall risk-bearing capacity was deemed to be within acceptable limits for the year. Strategic risks The Committee evaluates the Group’s strategic risks and opportunities, prioritising them in the Group risk register with consideration of global and peer company risks. Its activities include reviewing and approving the combined assurance framework and the Group and regional risk registers, and conducting cybersecurity risk assessments. Catastrophic risks The Committee identified Group catastrophic risks, which have the potential to cause severe business interruptions. Particular attention is being given to events that could result in loss of life, including TSF failures and geotechnical risks. GOLD FIELDS Governance and Remuneration Report 2024 27 This Committee contributes to value creation by ensuring effective risk management policies and strategies are in place and are recommended to the Board for approval. It reviews the adequacy of the Risk Management Charter, Policy and Plan. The Committee regularly considers the Company’s key risks, especially from a materiality reference point. The Chairperson, as mandated by the Board, receives assurance from the various Board committees’ Chairpersons regarding oversight of risk management within each respective committee’s scope. The Committee assessed its 2024 performance and effectiveness through an external assessment, which concluded that it was fully functional and satisfactorily discharging its duties as set out in its terms of reference. Overview Governance review Remuneration Report Administration and corporate information

Board committees continued Strategy and Investment Committee Members: Peter Bacchus (Chairperson), Alhassan Andani, Zarina Bassa (effective 1 December 2024), Shannon McCrae (effective 1 December 2024), Steven Reid, Philisiwe Sibiya (effective 1 December 2024), Carel Smit Invitees: Yunus Suleman (standing invitee), Cristina Bitar, Terence Goodlace, Jacqueline McGill, Philisiwe Sibiya, Mike Fraser, Paul Schmidt (until 30 April 2024), Alex Dall 2 ordinary meetings held in 2024 Relevant Group risks Relevant stakeholders See p3 for icon definitions Supporting value creation in 2024 Focus areas Context Transition to Strategy and Investment Committee The Committee transitioned from an ad hoc Investment Committee to the full-time Strategy and Investment Committee, holding its inaugural meeting on 29 May 2024. Its initial mandate, which focused on investment matters and mergers and acquisitions within its mandate, was expanded to include all strategic matters. Strategy and associated matters The Committee considered and recommended to the Board for approval the Group’s 2024 strategy, with associated KPIs and the Group Balanced Scorecard. Tarkwa/Iduapriem JV agreement with AngloGold Ashanti The Company entered into a JV agreement with AngloGold Ashanti during the year to combine Gold Fields’ Tarkwa mine with AngloGold Ashanti’s Iduapriem mine. The Committee monitored progress on the transaction throughout the year, though it has been delayed due to pending government approvals. Windfall project acquisition The Committee reviewed the finalisation of the transaction to acquire the full Windfall operation from Osisko Mining. Mergers and acquisitions The Committee considers potential global merger and acquisition opportunities, following a ranking criteria framework for merger and acquisition targets. Capital allocation The Committee views capital allocation as a critical business process that is instrumental to ensuring we deliver competitive capital returns to investors, balanced with meeting the sustaining and growth capital requirements of the business. Attention is also being given to Gold Fields’ competitiveness in capital returns beyond dividends. GOLD FIELDS Governance and Remuneration Report 2024 28 The Committee advises the Board on strategic, organisational and structuring options, including investment and divestment opportunities, to support the Company’s goal of maximising sustainable shareholder returns. The Committee is responsible for considering alternative corporate structures, development opportunities by evaluating new material investment or divestment opportunities and reviewing outcomes against specified work plans developed with management. It monitors progress on material corporate transactions, provides governance and oversight on acquisition proposals and periodically reports findings and recommendations to the Board. The Committee assessed its 2024 performance and effectiveness through an internal assessment, which concluded that it was fully functional and satisfactorily discharging its duties as set out in its terms of reference. Overview Governance review Remuneration Report Administration and corporate information 5

Board committees continued Executive Committee Members: Mike Fraser (CEO), Alex Dall (CFO*), Martin Preece (Chief Operating Officer), Francois Swanepoel (Chief Technical Officer), Kelly Carter (EVP Legal and Governance), Chris Gratias (EVP Strategy, Planning and Corporate Development), Gerrit Lotz (Acting EVP People and Organisational Effectiveness), Jongisa Magagula (External Affairs), Benford Mokoatle (EVP South Africa), Luis Rivera (EVP Americas), Mariette Steyn (EVP Sustainability) 12 meetings and 4 special meetings held in 2024** Relevant Group risks Relevant stakeholders All Group risks See p3 for icon definitions Gold Fields’ Executive Committee, which is not a Board committee, is responsible for implementing Company strategy and executing the Board’s mandates. The Committee meets monthly to review performance against objectives and develop strategy and policy proposals for Board consideration. In addition, weekly executive leadership sessions are held to consider operational and functional performance, and related matters. A monthly Senior Leaders Safety Review focuses on matters of safety at executive level, demonstrating the Company’s commitment to safe operations and zero harm to its employees The Committee also supports the Board in fulfilling the Company’s disclosure obligations, guided by established internal disclosure guidelines, comprises 11 members, including prescribed officers and executive directors. Each regional operating subsidiary has established Board and executive structures to ensure sound corporate governance, with most executives serving on these subsidiary boards. The following Executive Committee changes occurred in 2024 and in Q1 2025: • Mike Fraser was appointed CEO effective 1 January 2024 • Martin Preece was appointed Chief Operating Officer effective 1 January 2024 • Paul Schmidt, Chief Financial Officer (CFO) and Executive Director retired on 30 April 2024, and was succeeded by Alex Dall, who acted as interim CFO effective 1 May 2024 and was appointed CFO and executive director effective 1 March 2025 • Mariette Steyn was appointed EVP Sustainability effective 1 June 2024, ahead of Naseem Chohan’s retirement on 31 August 2024 • Chris Gratias was appointed EVP Strategy, Planning and Corporate Development effective 29 August 2024 For more detail on our executive leadership, refer to the Executive committee page on our website. GOLD FIELDS Governance and Remuneration Report 2024 29 * Paul Schmidt retired as CFO effective 30 April 2024 ** Additionally, weekly meetings are held to discuss operational progress and ad hoc important matters, including monthly safety discussions Overview Governance review Remuneration Report Administration and corporate information

Application of King IV within Gold Fields The Board is committed to the principles and recommended practices of King IV and, to this end, ensured material compliance during 2024. The table below provides an overview of Gold Fields’ compliance with the principles. Leadership, ethics and corporate citizenship Leadership Principle 1: The governing body should lead ethically and effectively. • Reflections from our Lead Independent Director and Chairperson of the Remuneration Committee (p4) • How good governance creates value (p6) • Social, Ethics and Transformation Committee (p26) • Ensuring we do business ethically (p7) • Material standards and principles guiding our governance (p8) Organisational ethics Principle 2: The governing body should govern the ethics of the organisation in a way that supports the establishment of an ethical culture. • How good governance creates value (p6) • Social, Ethics and Transformation Committee – Supporting value creation in 2024 (p26) Responsible corporate citizenship Principle 3: The governing body should ensure that the organisation is and is seen to be a responsible corporate citizen. • Material standards and principles guiding our governance (p8) • Key Board focus areas for 2024 – Delivering safe, reliable and cost-effective operations (p11) • Safety, Health and Sustainable Development Committee – Supporting value creation in 2024 (p24) • Social, Ethics and Transformation Committee – Supporting value creation in 2024 (p26) Strategy performance and reporting Strategy and performance Principle 4: The governing body should appreciate that the organisation’s core purposes, its risks and opportunities, strategy and business model, performance and sustainable development are all inseparable elements of the value creation process. • How good governance creates value (p6) • Ensuring we do business ethically (p7) • 2024 Integrated Annual Report at https://www.goldfields.com/integrated-annual-reports.php Reporting Principle 5: The governing body should ensure that reports issued by the organisation enable stakeholders to make informed assessments of the organisation’s performance, and short, medium and long-term prospects. • Key Board focus areas for 2024 (p9 – 11) • Full suite of Gold Fields reports at https://www.goldfields.com/integrated-annual-reports.php Primary role and responsibilities of the governing body Principle 6: The governing body should serve as the focal point and custodian of corporate governance in the organisation. • Our governance structure (p12) Principles Section in reporting suite covering the recommendation GOLD FIELDS Governance and Remuneration Report 2024 30 Overview Governance review Remuneration Report Administration and corporate information

Application of King IV within Gold Fields continued Principles Section in reporting suite covering the recommendation Strategy performance and reporting continued Composition of the governing body Principle 7: The governing body should comprise the appropriate balance of knowledge, skills, experience, diversity and independence for it to discharge its governance role and responsibilities objectively and effectively. • Nominating and Governance Committee – Supporting value creation in 2024 (p21) • Board profile (p13) • Board expertise (p14) Committees of the governing body Principle 8: The governing body should ensure that its arrangements for delegation within its own structures promote independent judgement, and assist with balance of power and the effective discharge of its duties. • Our governance structure (p9) • Board appointment and succession (p14) • Board committees (p20 – 29) Evaluations of the performance of the governing body Principle 9: The governing body should ensure that the evaluation of its own performance and that of its committees, its Chairperson and its individual members support continued improvement in its performance and effectiveness. • Board appointment and succession (p14) • Board committees (p20 – 29) Appointment and delegation to management Principle 10: The governing body should ensure that the appointment of, and delegation to, management contribute to role clarity and the effective exercise of authority and responsibilities. • Executive Committee (p29) Governance functional areas Risk governance Principle 11: The governing body should govern risk in a way that supports the organisation in setting and achieving its strategic objectives. • Board committees (p20 – 29) • How good governance creates value – Robust strategy (p6) • Ensuring we do business ethically (p7) • About this report – Our top risks in 2024 (p3) Technology and information governance Principle 12: The governing body should govern technology and information in a way that supports the organisation setting and achieving its strategic objectives. • Audit Committee Report on p6 – 9 of our 2024 Annual Financial Report at https://www.goldfields.com/financial-reports.php GOLD FIELDS Governance and Remuneration Report 2024 31 Overview Governance review Remuneration Report Administration and corporate information

Application of King IV within Gold Fields continued Principles Section in reporting suite covering the recommendation Governance functional areas continued Compliance governance Principle 13: The governing body should govern compliance with applicable laws and adopted, non-binding rules, codes and standards in a way that supports the organisation being ethical and a good corporate citizen. • How good governance creates value – Regulatory compliance (p6) • Ensuring we do business ethically – Legal and compliance (p7) Principle 14: The governing body should ensure that the organisation remunerates fairly, responsibly and transparently so as to promote the achievement of strategic objectives and positive outcomes in the short, medium and long term. • Reflections from our Lead Independent Director and Chairperson of the Remuneration Committee (p4) • How good governance creates value – Fair remuneration (p6) • Remuneration Report (from p34 of this report) Assurance Principle 15: The governing body should ensure that assurance services and functions enable an effective control environment, and that these support the integrity of information for internal decision-making and of the organisation’s external reports. • Ensuring we do business ethically (p7) • Audit Committee Report on p6 – 9 of our 2024 Annual Financial Report at https://www.goldfields.com/financial-reports.php Stakeholders Principle 16: In the execution of its governance roles and responsibilities, the governing body should adopt a stakeholder inclusive approach that balances the needs, interests and expectations of material stakeholders in the best interests of the organisation over time. • Reflections from our Lead Independent Director and Chairperson of the Remuneration Committee (p4) • How good governance creates value – Inclusive stakeholder engagement (p6) • 2024 Report to Stakeholders at https://www.goldfields.com/integrated-annual-reports.php GOLD FIELDS Governance and Remuneration Report 2024 32 Overview Governance review Remuneration Report Administration and corporate information

Application of section 3.84 of the JSE Listings Requirements 3.84(a) There must be a policy detailing the procedures for the appointment to the Board. The Board Charter ensures that there is clear balance of power and authority at Board with a majority of non-executive directors. Appointments must be formal and transparent and a matter for the Board as a whole, assisted where appropriate by a Nomination Committee. The Board mandates the Nomination and Governance Committee through a formal and transparent process to identify and elect suitable candidates who have the required skills, knowledge and expertise, and recommend selected candidates to the Board for approval. Where appropriate the issuer may appoint a Nomination Committee. The Board has a Nomination and Governance Committee led by the Chairperson of the Board. If a Nomination Committee is appointed, such committee must only constitute non- executive directors and the majority must be independent. The committee must be chaired by the Chairperson of the Board. Gold Fields’ Nomination and Governance Committee comprises independent NEDs and has an independent Chairperson that is also the Chairperson of the Board. 3.84(b) There must be a policy evidencing a clear balance of power and authority at Board level to ensure that no one director has unfettered powers. The Board Charter ensures that there is a clear balance of power and authority at Board level and that no one director has unfettered decision-making powers. 3.84(c) Issuers must have a CEO and a Chairman and these positions must not be held by the same person. Gold Fields’ CEO position and Chairperson positions are not held by the same person, with the Chairperson being an independent NED. The Chairman must either be an independent director or the issuer must appoint a lead independent director as defined in King Code. The Board has both a Chairperson who is an independent director and a Lead Independent Director, who performs the role and functions of the Chairperson in the absences of the Chairperson for any reason. 3.84(d) Issuers must appoint an Audit Committee in compliance with the King Code. The Board appointed an Audit Committee that is chaired by an independent NED. Audit Committee members are all independent NEDs. Issuers must appoint a Remuneration Committee in compliance with King Code. Gold Fields’ Remuneration Committee comprises of majority independent NEDs and has an independent Chairperson that is not the Chairperson of the Board. Where appropriate issuers must appoint a Risk and Nomination committee Gold Fields’ Risk Committee comprises independent NED and has an independent Chairperson that is not the Chairperson of the Board. The Nomination and Governance Committee comprises independent NEDs and the Chairperson of the Board is the Chairperson of this Committee. The composition of such committees, a brief description of their mandates, the number of meetings held and any other relevant information must be disclosed in the annual report. Each Committee provides a brief description in the Governance Report of its mandate, number of meetings held in a year focus areas for the year and any other relevant information. 3.84(e) Brief CVs of each director standing for election or re-election must accompany the relevant notice of the meeting. Brief CVs of our directors are listed on p17 – 19. 3.84(f) Capacity of each director must be categorised as executive, non-executive or independent and must be disclosed in the relevant reports to the shareholders. The appointments of directors are specified as either NEDs or executive directors and disclosure is disclosed in the relevant reports to the shareholders. 3.84(g) Issuers must have a full-time executive Financial Director. Gold Fields has a full-time Financial Director, since the appointment of Alex Dall on 1 March 2025. 3.84(h) The Audit Committee must, on an annual basis, consider and satisfy itself of the appropriateness of the expertise and experience of the Financial Director and report same in the annual report. The Audit Committee considers and satisfies itself of the appropriateness of the expertise and experience of Gold Fields’ Financial Director on an annual basis and reports the findings to the Board. 3.84(i) The provision deals with the competence, qualifications and experience of the company secretary and board of directors’ responsibility in relation thereto. The Company Secretary is appointed in accordance with the Companies Act. The Board considered the Company Secretary’s competence, qualifications and experience at its meeting held in November 2024 and is satisfied that she is competent and has the appropriate qualifications and experience to serve as the Company Secretary. 3.84(j) The provision deals with the arms-length relationship between the board of directors and the company secretary and the board of directors' responsibility in relation thereto. The Company Secretary maintains an arm’s-length relationship with the Board and serves as a key liaison with stakeholders. Requirement Principle Gold Fields’ approach and compliance GOLD FIELDS Governance and Remuneration Report 2024 33 Overview Governance review Remuneration Report Administration and corporate information

GOLD FIELDS Governance and Remuneration Report 2024 34 Introduction to the Remuneration Report 35 Section 1: Background statement 36 Section 2: Remuneration Policy 39 Remuneration Governance Model 39 Section 2a: 2024 Remuneration Policy 41 Section 2b: Remuneration changes in 2025 48 Section 3: Implementation Report 52 In this section Remuneration Report Overview Governance review Remuneration Report Administration and corporate information People are at the heart of our business, and our remuneration approach reflects this commitment. Pictured here are our people from South Africa, Peru and Australia

Introduction to the Remuneration Report This Remuneration Report outlines how the Remuneration Committee (the Committee) governed remuneration practices during the 2024 financial year, ensuring that Gold Fields’ Remuneration Policy continues to reflect the highest standards of remuneration governance and practice, and is implemented in a fair, responsible and transparent manner. It also highlights the Group’s commitment to stakeholders in this regard. A key focus in 2024 was ensuring that Gold Fields’ remuneration structures and practices are closely aligned with the Group’s refreshed strategy and commitment to fostering a “one team” culture. The Committee played a pivotal role in ensuring that the Group’s Remuneration Policy reflects sound governance principles and supports both business objectives and employee engagement. The redesign of our variable reward systems and updated approach to reward at Gold Fields for the period commencing in 2025 is explained in detail in this year’s Remuneration Report. The report covers the Group’s remuneration activities for the period from 1 January 2024 to 31 December 2024. This report is presented in three parts: Includes the Committee Chairperson’s statement on remuneration management in 2024, along with context on our practices. It demonstrates our commitment to good corporate governance, outlines key policy changes for 2025, and highlights our future direction, focus areas and shareholder feedback. Explains how we structure our total remuneration offering to ensure we attract and retain high-calibre people, and how the various components of our total remuneration structure are designed to drive a growth and performance culture, achieve sustainable business results, and create value for all stakeholders. Due to the policy updates taking effect in 2025, we have structured the document into two clear sections: one reflecting the 2024 policy and the other capturing the changes for 2025. Describes how the Remuneration Policy was implemented in 2024, focusing on our executive directors, prescribed officers and non-executive directors (NEDs). GOLD FIELDS Governance and Remuneration Report 2024 35 Section 1 Section 2 Section 3Chairperson’s background statement Remuneration Policy Implementation Report Overview Governance review Remuneration Report Administration and corporate information

Section 1: Background statement Message from our Remuneration Committee Chairperson Year in review I am pleased to report on the focus and activities of the Remuneration Committee throughout a year that saw a number of organisational enhancements and evolutionary changes across the Company. Our new CEO commenced 1 January 2024 and oversaw a year of two halves. After an unacceptable safety performance in H1 2024, during which two of our colleagues were fatally injured at our operations, safety trends improved significantly in the second half of the year. With the safety of our people as a fundamental value, we undertook and completed an independent review of our safety culture, systems and practices and subsequently began implementing our multi-year safety improvement plan. The Company experienced lower production in the first half of the year, particularly at Gruyere, South Deep, Salares Norte and Cerro Corona. There was a significant turn-around in our operating performance in the second half, however, which enabled us to generate solid cash-flows and reward shareholders with a record dividend of R10/share. Remuneration outcomes reflect this journey, with executives’ annual bonuses significantly below target, demonstrating our firm commitment to pay-for-performance. There were a number of key management appointments during 2024 and early in 2025, including the appointment of Alex Dall as permanent CFO, putting in place a global executive team with the necessary skills and depth of experience that is energised to deliver the strategy: • Deliver safe, reliable and cost-effective operations • Deliver positive social and environmental impact • Improve the value and quality of our portfolio of assets Throughout 2024, the Company also implemented a significant change in its organisational structure with the transition from a three-layered (Group, regions, operations) structure to a two- layered (Group, operations), function-led structure. With the aim of delivering standardised ways of working and greater agility as the Group portfolio expands into new jurisdictions, the supporting remuneration structure was also reviewed. "The Remuneration Committee oversaw significant changes in the Remuneration Policy to be applied from 2025. The Committee is satisfied it fulfilled its responsibilities in accordance with its mandate for the 2024 financial year and that the Group’s Remuneration Policy achieved its stated objectives for the year." Steven Reid At a time when concepts such as ESG and diversity, equity and inclusion are facing scrutiny in certain jurisdictions, the Board and management have reaffirmed its commitment to delivering positive social and environmental impact, and I am pleased to confirm that appropriate incentives remain embedded in our remuneration structure. Importantly, throughout 2024, we continued to make good progress in implementing the recommendations made in the Respectful Workplace review conducted in 2023, with fostering respectful and inclusive workplaces remaining fundamental to our culture. The Committee oversaw the standardisation of executive employment agreements during the year and, in reviewing the Remuneration Framework, made the following enhancements: • The elimination of matching shares within the Long-Term Incentive (LTI) Policy • The removal of an individual performance metric multiplier on LTI awards • The on-market purchase of shares awarded under the equity policy to avoid dilution The Committee is looking forward to 2025 as the Company continues the safe delivery of its business goals and the pursuit of its strategy, building a resilient business and creating enduring value beyond mining for all our stakeholders. Performance highlights 2024 Movement 2023 Attributable gold-equivalent production (Moz) 2.1 2.3 Adjusted free cash-flow (US$m) 605 367 Normalised earnings (US$m) 1,227 900 Net debt (US$m) 2,086 1,024 Total dividend (Rand per share) 10.00 7.45 GOLD FIELDS Governance and Remuneration Report 2024 36 Overview Governance review Remuneration Report Administration and corporate information

Section 1: Background statement continued Message from our Remuneration Committee Chairperson continued Shareholder engagement The 2024 Remuneration Policy and Implementation Report will be presented for separate non-binding votes at the Annual General Meeting (AGM) to be held on 28 May 2025 at 13:30. These resolutions are set out in the Notice of AGM for the year ended 31 December 2024. Remuneration-related voting results for prior years are illustrated below (with rounded percentages) reflecting “votes for”: Reporting year 2024% 2023% 2022% 2021 % Remuneration Policy 90 92 95 95 Implementation Report 94 64 67 98 NED fees 97 – 99* 99 99 99 * Separate resolutions for NED roles in 2024 We were pleased with the positive voting responses at the 2024 AGM to our Remuneration Policy, Implementation Report and NED fees. We acknowledge the importance of continued engagement with shareholders to consider and address their comments and suggestions. Although most of the material issues raised historically have been addressed, the following matters were raised during the consultations leading up to the 2024 AGM, and our responses are noted below. Matter raised Gold Fields response Increased disclosure of STI targets The Company is committed to transparently disclosing short- term incentive (STI) targets and performance against these targets. Gold Fields recognises shareholder interest in STI metric definition, and from 2025 will introduce additional disclosures in the Business Scorecard, as described in Section 2b of this report. Consideration of decarbonisation targets in incentives Decarbonisation remains a key part of the Company’s strategy. Decarbonisation targets consistent with our climate journey were added to the LTI from 2021. Dilution effect of providing equity awards from Treasury Commencing with the 2025 award, shares under the LTI plan will be purchased on the market. The provision of matching shares under the Minimum Shareholding Requirements (MSR) Policy This practice has been discontinued from 1 January 2025. We continuously seek to refine and enhance our remuneration programmes in alignment with our corporate objectives and strategy. Governance and advisors The Committee upholds its mandate by proactively managing conflicts of interest. To ensure independent decision-making, it holds closed sessions, before and after the open components of its meetings, with all invitees excused. This allows the NEDs to deliberate on the agenda, address sensitive matters and finalise decisions in line with the Committee’s governance responsibilities. Committee composition and attendance Remuneration Committee members Board status Committee appointment Meeting attendance2 SP Reid Independent NED (Chairperson) 2016 5/5 A Andani Independent NED 2016 5/5 PJ Bacchus Independent NED 2016 4/5 ZBM Bassa1 Independent NED 2024 2/2 MC Bitar Independent NED 2022 5/5 JE McGill Independent NED 2021 5/5 1 Ms Bassa was appointed to the Board in August 2024 and attended all remaining meetings 2 In addition to the four scheduled committee meetings, one special meeting was convened during the year The Committee is satisfied that it fulfilled its responsibilities in accordance with its mandate for the 2024 financial year and that the Group’s Remuneration Policy achieved its stated objectives. It has worked in conjunction with management and external advisors to continue improving the Group’s remuneration practices, overseen significant updates to the variable reward policy and design to align with the Group’s new organisational structure. The Committee believes its efforts not only meet its own objectives but ensure strong alignment of interests across all of Gold Fields’ stakeholders. Overall, we are satisfied that the Group’s performance-linked pay was aligned with the approved framework and Gold Fields’ strategy in 2024. Furthermore, the updated Remuneration Framework, effective from 2025, will underpin and complement our strategic shifts and strengthen our cultural aspirations, as well as the purpose and objectives of the expanding global footprint. Khokhela Remuneration Advisors were retained as the Committee’s independent remuneration advisors during 2024 and, per our protocols, were present at all regular committee meetings. Loftswood Proprietary Limited (Loftswood), a global executive advisory consultancy, assisted management in the review of Gold Fields’ global variable and Executive Remuneration Framework conducted this year, with Bowmans providing support in respect of legal, governance and remuneration reporting matters. The Committee is of the opinion that the contribution of these advisors was objective and independent. GOLD FIELDS Governance and Remuneration Report 2024 37 Overview Governance review Remuneration Report Administration and corporate information

Section 1: Background statement continued Message from our Remuneration Committee Chairperson continued Remuneration Committee succession plans Several directors recruited during 2016 are now reaching the point in their tenure when their independence is reviewed annually. Consequently, a plan to have these directors progressively step down from the Board has been developed. In line with that plan, Peter Bacchus and I will retire from the Board at the Company's AGM on 28 May 2025, and Jacqueline McGill will assume the role of Remuneration Committee Chairperson. Ongoing recruitment of appropriate replacement of directors will ensure the Board’s and the Committee’s necessary skills mix is maintained throughout this orderly transition. Plans for 2025 In addition to its regular remuneration-related activities, the Committee plans to work on the following focus areas during 2025: • Through our revised organisational structure, further strengthen remuneration oversight and enhance education and awareness of our Global Remuneration Framework • Strengthening a globally applicable living wage framework and gender pay analysis methodology • Ensuring potential Companies Act amendments are integrated into Company governance and practices • Aligning pay practices of new acquisitions, such as Osisko Mining, with the Group’s Remuneration Framework Conclusion The Committee concluded that the Company’s remuneration policies and practices did not create undue risks or promote inappropriate risk-taking behaviour during the reporting year. Having regard for and in support of the transformative strategic and operational changes made during 2024, the Committee oversaw significant changes in the policy to be applied from 2025. The Committee will continue to monitor and assess emerging trends in remuneration policy and practices, changes in legislative and regulatory frameworks affecting remuneration governance and reporting, and will ensure fair, equitable and responsible remuneration processes are in place to drive the promotion and implementation of Gold Fields’ strategy, thereby enhancing stakeholder value creation. Steven Reid Remuneration Committee Chairperson On behalf of the Committee, which approved the report on 27 March 2025 GOLD FIELDS Governance and Remuneration Report 2024 38 Overview Governance review Remuneration Report Administration and corporate information

Section 2: Remuneration Policy Remuneration Governance Model Gold Fields Board The Board maintains overall responsibility for overseeing the Remuneration Policy and the principles and processes that underpin it. It approves the remuneration arrangements for our executives and recommends NED remuneration to shareholders for approval. Authority is delegated to the Remuneration Committee where appropriate. Shareholders Shareholders cast their non-binding vote on the Remuneration Policy and Implementation Report and approve NED remuneration and appointments. Remuneration Committee Delegated responsibility for overseeing the Group’s remuneration activities, including: • Reviewing the Remuneration Policy in line with King IV recommendations and requirements • Ensuring fair, transparent, sustainable and competitive pay practices that are aligned to good governance and support our purpose, strategy and values • Recommending changes to the Board regarding executive remuneration and enhancements to the policy • Ensuring fair, responsible and consistent application of remuneration for executives and management External advisors The Committee or management may draw on services from a range of external sources, including external remuneration advisors. These advisors may provide information on remuneration-related issues, including benchmarking information and market data. Management Senior management makes recommendations to the Committee regarding executive remuneration within approved governance guidelines and how the Remuneration Policy and framework applies to our employees. They also provide information and recommendations to the Committee to help them consider and implement approved arrangements. These executives are not present when matters associated with their own remuneration are considered by the Committee. Linking reward to strategy and key performance indicators The intent of our Remuneration Policy and approach is to advance Gold Fields’ strategic objectives by aligning reward structure with the Company’s overarching strategic goals and reinforcing a high- performance culture. To achieve this, we use carefully selected metrics in our STI and LTI schemes, ensuring a direct link between reward and underlying business performance. This approach not only drives results but also fosters a culture of accountability, recognition and continuous improvement. GOLD FIELDS Governance and Remuneration Report 2024 39 Overview Governance review Remuneration Report Administration and corporate information

Section 2: Remuneration Policy continued Remuneration Governance Model continued Remuneration guiding principles Guiding principles Purpose and strategy Cultural aspirations Performance Shareholders Market Our short-term and long-term performance measures are aligned to Gold Fields’ strategy and 2035 aspirations, with a focus on safely and sustainably implementing our three strategic pillars: • Deliver safe, reliable and cost-effective operations • Deliver positive social and environmental impact • Improve the value and quality of our portfolio of assets Our culture and values are at the core of how we deliver our strategy and purpose. They are reflected in the decisions we make, the courage we show in challenging situations and the legacy we leave. Supporting this is a strong belief that culture is shaped by what we prioritise, measure, reward, and who we appoint. Our Remuneration Framework is designed to reinforce our aspirational culture of care, accountability, collaboration and high performance. We design our remuneration structures to incentivise high-quality performance that drives business strategy, with objectives that have a positive impact for our stakeholders. To achieve this, a meaningful portion of pay is “at-risk”, with challenging performance measures that include both financial and non-financial business metrics, with a portion recognising individual impact and contribution to overall Company achievement. We benchmark system design against relevant industry peers and have implemented a refreshed Remuneration Policy as a result of our 2024 reward review. Our Remuneration Framework ensures our people are focused on creating long-term value for shareholders. We do this by linking our LTIs to performance measures that generate value for our shareholders and by encouraging ownership in the Company by our executives holding shares in Gold Fields. We ensure our reward strategy and systems are linked to responsible and competitive market levels to allow us to attract, retain and motivate top global talent to deliver superior results. Our Remuneration Framework is designed to remain fit for purpose throughout the business cycle and was recently reviewed and benchmarked. GOLD FIELDS Governance and Remuneration Report 2024 40 Overview Governance review Remuneration Report Administration and corporate information

Section 2: Remuneration Policy continued Section 2a: 2024 Remuneration Policy 2024 Remuneration Framework Fixed pay, benefits and other reward elements – Policy Fixed remuneration Benefits Our approach Executive directors’ and prescribed officers’ guaranteed or fixed remuneration consists of a cash salary and core benefits, which may include medical aid, retirement contributions and insurance such as Group life cover and disability cover. Fixed remuneration is determined through benchmarking against peer comparator groups within the mining industry and gold sector companies of comparable size, both domestically and globally. This benchmarking ensures competitiveness for retention purposes, targeted around the median level. Some of the executives are required to operate in multiple jurisdictions and have service agreements with entities in the Group reflecting this requirement. In such instances, their fixed remuneration is split and may be paid in more than one currency. Annual review Fixed remuneration is reviewed annually. Increases and market alignment adjustments are recommended by the Committee and approved by the Board. In determining fair and responsible increases and adjustments to guaranteed remuneration, the Board considers the following factors: • Headline inflation per country • Salary market movements within the peer group, general market and gap to peers • Position against market remuneration levels • Internal equity • Individual and Company performance achievement results • Performance achievements against strategic objectives • Affordability and the prevailing context When we allocate the increase mandate at an individual level, we consider the employee’s individual performance, potential changes in job responsibility and alignment across employee groups, informed by country inflation and individual performance. Retirement contributions Gold Fields executives are located in the countries where the Company operates. Retirement contributions are generally the sole responsibility of the executives, except where local laws dictate otherwise. Where provisions exist for executives to make supplementary contributions to enhance their pension balances, they are encouraged to do so. Medical The Company’s contributions for Executive Committee members are contingent upon individuals participating in their chosen medical aid or insurance plans, unless mandated by law or deemed a market-related benefit in a specific jurisdiction. Cash allowances Executives may receive cash allowances in accordance with country legislative requirements or Company- provided allowances that may be elected and structured as part of fixed remuneration. GOLD FIELDS Governance and Remuneration Report 2024 41 Overview Governance review Remuneration Report Administration and corporate information

Section 2: Remuneration Policy continued Section 2a: 2024 Remuneration Policy continued 2024 Remuneration Framework continued 2024 STI Policy Value/ opportunity The target incentive is based on a percentage of annual fixed remuneration as defined in the Annual Incentive Policy and linked to the employee’s role, direct line of sight and contribution impact on the overall achievement of Group results. Performance weightings The overall STI outcome is determined through a weighted performance achievement outcome between business performance and individual performance. The weightings applied to the business performance achievement portion is based on the employee’s scope of operation and impact on overall results. Group executives and executives that oversee country operations during 2024 were measured in line with the overall Group and/or region. Individual balanced scorecard (BSC) The Group’s individual performance BSC process is part of the business’s day-to-day management, quarterly business review and performance management process and supports our delivery-based culture. To align individual performance to the Group’s strategy, we set appropriate targets for each management-level employee based on a selection of cascaded key objectives. Executive individual performance outcomes are directly linked to delivery against the annual business priorities and objectives. Individual contributions to the delivery of the overall business plan are considered in each executive’s performance assessment as determined by the CEO and evaluated by the Remuneration Committee for recommendation to the Board. Using the BSC to determine the individual score At the end of the year, each participant is rated on a five-point scale using a normalised performance distribution curve. This rating translates to percentages used for bonus calculation purposes. A score below 2 results in a 0% outcome, and a score between 4.7 and 5.0 (the maximum) results in the capped achievement of 200%. GOLD FIELDS Governance and Remuneration Report 2024 42 Levels of performance Executive position Threshold Target – 100% Stretch – 200% CEO 0 65 130 CFO 0 60 120 All other executives 0 55 110 2024 STI Model Business weight % Individual weight % Total STI performance CEO 65 35 100 CFO 65 35 100 Group executives 65 35 100 Overview Governance review Remuneration Report Administration and corporate information

Section 2: Remuneration Policy continued Section 2a: 2024 Remuneration Policy continued 2024 Remuneration Framework continued 2024 STI Policy continued Business performance objectives STIs are conditional and only vest upon meeting performance condition targets which directly link to the annual business plan approved by the Board. Using these metrics, business objectives are established for the Group and for each operation. Calculating individual STI outcomes Group annual STI bonus calculation example is illustrated below: Policy application • Targets for the business performance objectives for the STI bonus metrics are agreed and approved at the beginning of each cycle • Targets are determined against the Group plan for the year and is based on a roll-up target from each operational plan • Quarterly performance of actual and forecast performance achievement is monitored for all operations and Group • Actual business performance achievement calculation is confirmed by the Group’s external auditors • There is calibration between individual performance ratings and Group or Company performance as applicable • Performance calculations are formulaic • Calculations of annual employee bonus payments are subject to various governance reviews • There are no objectives which are positively impacted by a rising gold price GOLD FIELDS Governance and Remuneration Report 2024 43 Example salary x Target opportunity x Business performance (65%) + Individual performance (35%) STI US$550,000 Executive = 55% Outcome – 28% Outcome – 106% Combined performance score = 55.3% US$302,500 Weighted – 18% Weighted – 37% STI = US$167,300 (30.42% of salary) Safety Production Scorecard of leading and lagging indicators. Safety has a negative modifier in the event of a fatality and impacts the operation, its region and the Group for the entire safety performance measure. Measured through gold ounce equivalents against the Group business plan. All-in cost (AIC) Development and waste mined Measured in local currency against the Group business plan. Adjusted for bonus purposes and therefore differs from other reported AIC figures. Ensuring appropriate focus on our future development and waste mined. Covers new mine and current mine development, open-pit waste mined and underground development in different configurations for each mine. Overview Governance review Remuneration Report Administration and corporate information

Section 2: Remuneration Policy continued Section 2a: 2024 Remuneration Policy continued 2024 Remuneration Framework continued 2024 LTI Policy Purpose Link the interests of the executives with those of shareholders by rewarding executives for creating long-term, sustainable value and encouraging share ownership. Eligibility All Group executives and management-level employees (Paterson D-band and above categories) are eligible to participate in one of the LTI plans, subject to the achievement of applicable performance conditions. Our plans 2012 Gold Fields amended Share Plan Gold Fields’ amended 2012 Share Plan (Share Plan) is a conditional share plan that provides for annual awards of performance shares, which vest after three years, subject to performance conditions. All Gold Fields executives participate in LTI under the Share Plan. 2018 cash-settled Long-Term Incentive Plan The cash-settled LTI plan uses similar performance metrics; however, these are aligned to the country and operation the employee is supporting, rather than Group targets. Vesting is paid in cash rather than shares, which reduces the number of shares required for the plan, while still ensuring a longer-term focus for participants. Value/ opportunity At grant, participants’ target LTI grant has the potential to be modified by individual BSC performance. The BSC performance translates to a modifier percentage, ranging between 0% to 200% of target, with an award cut-off at an individual BSC performance outcome of 2.5, which results in award forfeiture. At vesting, participant awards have the potential to be performance-modified through the Company’s achievement against the approved performance hurdles for the three-year performance period, with linear vesting between 0% to 200%. The table below shows executive LTI opportunity per role, at various levels of performance output. GOLD FIELDS Governance and Remuneration Report 2024 44 At grant At vesting Executive position Threshold Target 100% Stretch 200% Threshold Target 100% Stretch 200% Grant modified by individual performance Vesting linked to performance achievement CEO 0 104 208 0 104 416 CFO 0 96 192 0 96 384 All other executives 0 88 176 0 88 352 Overview Governance review Remuneration Report Administration and corporate information

Section 2: Remuneration Policy continued Section 2a: 2024 Remuneration Policy continued 2024 Remuneration Framework continued 2024 LTI Policy continued Allocation value Awards are granted in March each year and, subject to vesting outcomes, are settled in February three years later. The quantum of awards granted is calculated based on the modified LTI opportunity for each individual, divided by the face value of shares using the three-day volume weighted average price (VWAP) from the preceding 1 March each year. Performance conditions The three-year performance period aligns with the Company’s financial year, being from 1 January of the year of award to 31 December of the third year from award. The performance conditions of the LTI plans focuses executives on ensuring Gold Fields delivers superior financial returns to shareholders, while meeting its social and environmental responsibilities – thereby extending its intent to all stakeholders that are impacted by our business activities. There is no retesting of any performance measure. The performance conditions comprise a mix of longer-term financial and sustainability measures, each with a straight-line vesting between threshold and stretch. The performance hurdles linked to the 2024 awards are illustrated below. The peer group used for the relative TSR performance hurdle for the 2024 LTI award consists of AngloGold Ashanti, Barrick, Eldorado Gold, Agnico Eagle, Kinross, Newmont, Northern Star, Endeavour and Pan American Silver. Calculating individual LTI outcomes LTI grants for executives are linked to the executive’s LTI opportunity, which is based on a percentage of annual fixed remuneration. The grant and vesting calculation is illustrated in the example below: GOLD FIELDS Governance and Remuneration Report 2024 45 Calculation at grant Calculation at vesting Example salary Target opportunity BSC modifier LTI share grant Outcome against performance hurdles LTI shares vesting US$550,000 Executive = 88% 3.1 = 107% Grant price = R209.00 125% 56,775 US$484,000 US$517,880 45,420 Absolute total shareholder return (TSR) Relative total shareholder return All-in cost To drive value growth and deliver on superior returns to investors and shareholders To deliver and out-perform on financial returns relative to peer companies Strong link to the operational and strategic plans and corporate profitability Threshold (0%) – No vesting Target (100%) – The US Dollar (nominal) cost of equity over the three-year performance period Stretch (200%) – The US Dollar cost of equity + 6% over the three-year performance period Threshold (0%) – Ranked 6th or below Target (100%) – Median of the peer group Stretch (200%) – Ranked 1st Threshold (0%) – US$1,558/oz AIC Target (100%) – US$1,458/oz AIC Stretch (200%) – US$1,358/oz AIC Reduction in carbon emissions Diversity and inclusion – gender representation Measure progress towards 30% net reduction in emissions (from a 2016 baseline) by 2030, and net zero by 2050 Measure progress towards the target of 30% female representation throughout Gold Fields by&#8198;2030 Threshold (0%) – Cumulative total reduced carbon emissions of 734.76ktCO2e by 2026 Target (100%) – Cumulative total reduced carbon emissions of 864.42ktCO2e by 2026 Stretch (200%) – Cumulative total reduced carbon emissions of 994.08ktCO2e by 2026 Threshold (0%) – Achieve a female representation of the total headcount of 26% by 2026 Target (100%) – Achieve a female representation of the total headcount of 27% by 2026 Stretch (200%) – Achieve a female representation of the total headcount of 28% by 2026 Overview Governance review Remuneration Report Administration and corporate information

Section 2: Remuneration Policy continued Section 2a: 2024 Remuneration Policy continued 2024 Remuneration Framework continued 2024 remuneration mix Gold Fields’ total reward model connects financial compensation to both job type and performance. As a result, the mix of base pay, guaranteed rewards and variable pay varies based on performance level and job grade. In order to foster a high-performance culture and align with global standards, senior roles receive a higher proportion of variable pay. As actual business and individual achievement over the performance period determines reward outcomes, the amount actually received by an executive annually will vary. The graphs below illustrate the range of possible remuneration outcomes for the CEO, CFO and Executive Committee members based on the 2024 Remuneration Policy outlined above. Pay fairness Gold Fields strives to ensure that there is no unfair discrimination in pay, that pay equity is achieved and that the Company is transparent in its approach to pay. Internal pay ratios of comparable employees are therefore monitored on a continuous basis to ensure corrective action can be taken to any disparities in remuneration that could correlate to race and gender factors. Executive minimum shareholding requirements Aligning the interests of executives with those of our shareholders is critical to sustainable value creation. As such, we require executives to hold shares in Gold Fields in line with International and South African best practice. Our MSR Policy requires Executive Directors and Prescribed Officers to hold shares in Gold Fields as follows: Role MSR Time to achieve CEO 300% of fixed remuneration 5 years Executive Committee member 100% of fixed remuneration 5 years To provide impetus towards achieving these, until 2025, the Committee made awards of matching shares at a ratio of 1:3 – one share for every three committed towards the MSR, capped at the matching share limit. The value of the ultimate number of matching shares that will vest is limited to 100% of fixed remuneration in the case of the CEO and 33% of fixed remuneration for all other executives. The matching shares vest at the end of the five-year period if the executive remains employed by the Group and has retained the committed shares. The MSR Policy was amended to discontinue this practice with effect from 1 January 2025. GOLD FIELDS Governance and Remuneration Report 2024 46 Overview Governance review Remuneration Report Administration and corporate information

Section 2: Remuneration Policy continued Section 2a: 2024 Remuneration Policy continued 2024 Remuneration Framework continued Retention and sign-on bonuses Gold Fields administers a Committee-approved Attraction and Retention Framework to strengthen talent acquisition and retention in countries with skilled talent shortages or for skills and experience that are otherwise difficult to source. This framework, aligned with the Company’s approval framework, empowers relevant levels of management to award specific attraction and retention payments based on strict criteria and competitive market values. These payments are reported to the Remuneration Committee. At Executive Committee level, all attraction and retention payments are approved by the Remuneration Committee. The typical minimum work-back period for retention payments is three years. Executive contracts All executives are engaged through an Executive Service Agreement, containing obligations beyond those imposed on other employees, and reflect the degree of scope, risk and accountability expected in these roles, specifically: Element Detail Contract term Indefinite up to legal retirement age in relevant jurisdictions Notice period • 12 months for executive directors • Six months for other executives • Both reciprocal Change-of-control payments • Subject to double trigger of (i) change in control, plus (ii) employment termination within certain guidelines • Lump sum payment of 2x annual fixed remuneration • STIs in line with approved policy on pro rata basis for time served after considering forecast performance • LTIs in line with approved policy on pro rata basis for time served after considering forecast performance Termination of employment • Bad leaver status (includes voluntary resignation and dismissal) • All in-flight awards under incentive plans (STI and LTI) are forfeited • Any accrued benefits (such as annual leave) managed in accordance with applicable law • Good leaver status (includes retirement, death and retrenchment) • In line with approved policies, granted awards under the STI and LTI plans vest in line with the relevant plan rules and subject to the fulfilment of any applicable conditions (e.g. performance, service, free cash) Severance pay Subject to the Committee’s assessment and approval Restraint of trade • Six months after termination • Confidentiality obligations remaining in force indefinitely Compensation clawback As an issuer on the NYSE, Gold Fields implemented a compliant compensation clawback policy in 2023, dealing with the recovery of executive remuneration in certain circumstances. The Committee approved the Gold Fields Group Executive Incentive-Based Remuneration Clawback Policy (Clawback Policy) in November 2023, which came into effect on 1 December 2023. The Clawback Policy provides for the mandatory recovery of incentive-based remuneration from an executive in the event of a restatement (whether arising from an intentional action or an unintentional error) of the Group’s financial statements that occurs after 1 December 2023, where that restatement causes the executive to have been over-remunerated. Non-executive director remuneration Gold Fields requires directors of international stature with the necessary competence, experience and skills to make a meaningful contribution to the Company through the setting and overseeing of the delivery of the objectives of the Group strategy. To enable the Company to attract and retain the required directors, the NEDs’ fees need to remain competitive, having regard to skill and experience rather than their country of residence. All NEDs, therefore, are paid in US Dollars for their roles, irrespective of where they reside. We apply the policy using the following principles: • Board committee members receive annual committee fees for their participation • The Chairperson and Lead Independent Director (LID) receive all-inclusive annual fees for all Board and Committee participation do not receive any additional fees to their all-inclusive fees, regardless of Chairperson or member roles on committees. • NEDs are not eligible to receive any STIs or LTIs • We review fees annually and implement any appropriate increases in June, subject to shareholder approval • Travel and accommodation expenses are reimbursed to NEDs for travel relating to site visits and Board meetings The following fixed annual fees are payable to NEDs with effect from 1 June 2025 (excluding value added tax (VAT)) if approved by shareholders at the AGM on 28 May 2025. 2024/2025 Approved fees US$ 2025/2026 Proposed fees1 US$ Chairperson of the Board (all-inclusive fee) 252,000 262,100 LID (all-inclusive fee) 164,000 170,600 Members of the Board 91,400 95,100 Chairperson of the Audit Committee 30,000 31,200 Chairpersons of all other Committees 20,300 21,200 Members of the Audit Committee 17,200 17,900 Members of all other committees 13,000 13,550 1 The proposed fees for the 2025/2026 Board cycle are based on a US inflationary indicator of 4% Non-binding advisory vote – Remuneration Policy As set out in King IV, shareholders are required to cast non-binding advisory votes on the Remuneration Policy and Implementation Report at Gold Fields’ AGM on 28 May 2025. Should there be a 25% or higher vote against either of the above, we will engage with shareholders to understand the drivers of the dissenting votes and discuss potential remedial measures. We also attempt to connect with the majority of shareholders who vote against our remuneration approach to understand their perspective. GOLD FIELDS Governance and Remuneration Report 2024 47 Overview Governance review Remuneration Report Administration and corporate information

Section 2: Remuneration Policy continued Section 2b: Remuneration changes in 2025 In 2024, Gold Fields developed a refreshed strategy and commenced an organisational transformation to drive the culture and performance required to deliver on our strategic objectives, supported by a number of changes to our operating systems and routines. This became the catalyst to conduct a thorough review of our reward and performance processes, to ensure they remain effective and market-aligned in driving the desired outcomes within the new organisational structure. With the support of independent advisors Loftswood, a comprehensive analysis of the executive and variable pay mechanisms was conducted, resulting in recommendations for significant, market-related design adjustments to our Remuneration Policy, effective 1 January 2025. The rationale behind these changes, along with the 2025 Remuneration approach for executive directors and executives and the guiding principles for all other employees, is outlined in this section. The Remuneration Policy applicable to executive directors and the executives for the 2024 financial year is outlined in the previous section (Section 2a: 2024 Remuneration Policy) from p41 – 47. 2025 STI A key objective of undertaking a comprehensive review of the Company’s Executive and Variable Pay frameworks was to develop a new STI framework that aligns with the transformed operating systems and organisational design, and supports Gold Fields’ global strategy and culture. As part of this review, Gold Fields considered detailed empirical insights to determine its global market positioning and to ensure its remuneration approach remains competitive and aligned with its strategic objectives. This involved a comprehensive evaluation of market benchmarks, having regard for the Company’s asset portfolio, growth trajectory, geographical distribution and the global reach of its executives. Market analysis carried out during 2024 revealed executive STI levels generally lagged against comparable global benchmarks, and the overall design of the STI Model was overly complex and opaque compared to peer designs and philosophy. To address these aspects and ensure a more competitive and performance-driven approach, the 2025 STI Policy introduces the following main changes: • Transition to an STI model that integrates Company and individual performance for stronger alignment, replacing the previous weighted model • Introduction of a comprehensive Business Scorecard focusing on both short-term results and long-term growth, informed by annual business plan performance • Increasing STI opportunities to match market benchmarks, improving the ability to attract and retain top executives while targeting bonus stability based on historical averages • Implementation of a deferral mechanism for long-term value, linking short-term reward to sustained performance and shareholder experience • Standardisation of variable reward opportunities across the Executive Committee to ensure fairness and internal equity These changes reflect Gold Fields’ commitment to ensuring its Executive Remuneration Framework remains competitive, equitable and effective in driving long-term business success while fostering a high-performance culture. Business scorecard, business modifier and bonus pool The new STI design prescribes that business performance be determined by a Company-wide business scorecard outcome, multiplied by a business modifier. Business scorecard The performance conditions and measures in the 2025 business scorecard include a balanced mix of strategic and operational elements in the form of both quantitative and qualitative outcomes. The business scorecard places a strong focus on safety, sustainability and people, carrying an aggregated weighting of 40%. Financial performance and portfolio objectives are assigned a total weighting of 60% with a recognition that the actual gold price does not drive the outcome of any of the metrics. This balance was deliberately derived to ensure: • A comprehensive evaluation of both immediate and longer-term organisational goals • A recognition of critical cultural areas including safety, sustainability and people, which underpin the organisation’s values and long-term success • Alignment of financial and operational performance with broader strategic priorities, which fosters a well-rounded approach to achieving sustainable business outcomes A summarised version of the scorecard and its primary categories and objectives is illustrated below: 2025 summarised scorecard Strategic intent Deliver positive social and environmental impact 40% Impact on: Objectives What we want to achieve Weight Safety and wellbeing Reduce serious incidents Eliminate fatalities and reduce serious injuries 10% Improving long-term safety performance Implement our safety improvement roadmap, focusing on priority risks and ensuring the well- being of our people 10% Sustainability Deliver positive environmental and social impact Deliver on our 2025 priority ESG commitments 10% People Develop an engaged and efficient Gold Fields team Achieve employee engagement and efficiency goals 10% Strategic intent Ensure safe, reliable cost-effective operations; and grow portfolio value and quality 60% Impact on: Objectives What we want to achieve Weight Production Reliable, cost-effective production against plan and guidance Deliver gold equivalent production (koz) and AIC targets against business plan commitments 20% Operation quality Improve operation quality Achieve Mineral Reserve replacement goals and advance Windfall project 20% Financial outcomes Improving financial performance Maintain balance sheet flexibility, deliver capex plan and improve ROIC 20% GOLD FIELDS Governance and Remuneration Report 2024 48 Overview Governance review Remuneration Report Administration and corporate information

Section 2: Remuneration Policy continued Section 2b: Remuneration changes in 2025 continued 2025 STI continued Each scorecard metric will have a target articulated that aligns to the business plan, as well as strategic initiatives for the performance year. Meeting target will be considered “good” performance and deliver an expected outcome of 100%. An outcome exceeding target would receive a score of greater than 100%, with outstanding or ground- breaking outcomes well in excess of defined targets in the year potentially achieving up to 200%. Conversely, outcomes less than target would receive less than 100%, with failure to deliver potentially resulting in 0%. As with the 2024 STI outcomes, the business scorecard actual performance against targets for the reporting year will be disclosed in the annual Implementation Report. Governance of the scorecard requires a thorough review by applicable committees, with final approval provided by the Remuneration Committee at the start of each performance year. The Committee has a mandate to ensure alignment with the Company’s strategic priorities and performance goals. Board discretion modifier The modifier allows the Board an explicit discretionary mechanism where they perceive a level of misalignment of overall business outcomes to reward in a performance year, particularly with factors that are not specifically contemplated in the business scorecard (such as shareholder experience, safety/ environmental factors, reputational issues or force majeure events). Should the Board discretion modifier be applied, the detailed reasoning and explanation for its application and outcome will be communicated in the Implementation Report. Business performance outcome and bonus pool The business scorecard contains an expanded set of goals moving beyond only four quantitative metrics. It allows the Remuneration Committee to contemplate broader business performance at the end of each year, and to be satisfied that this fairly reflects the performance of the business. The final business performance score informs the overall bonus incentive pool to be allocated to executives, as well as to all participants in the plan. Gold Fields sees this element of the new STI design as particularly beneficial as it limits the bonus expenditure specifically to the business outcome each year, without the unpredictability of individual performance modifying final spend. Operation and support function plans Similar to the Group scorecard, each operation and support function develops annual operation and functional plans with direct cascaded correlation and alignment to the overall Gold Fields business plan. These plans are approved at the start of the year and assessed against clear performance metrics under strong governance oversight at year-end. As with the business scorecard, “Good” performance is expected to deliver an outcome of 100%. Each operation or function also receives an overall percentage score which becomes a core element in the STI calculation. All individual, operational and functional outcomes are modified within the restriction of the established bonus pool each year and will receive a share of the pool according to relative performance outcome. Individual performance Personal performance will be assessed as follows: • Individual performance during the year will be assessed on the expected delivery of the role’s accountable duties and responsibilities, with additional consideration of key objectives delivery cascaded from the business plans – to align employee performance to the actions and activities that add value to the organisation • Critical to our cultural aspirations, the alignment of individual behaviour to the Company’s values will also be assessed The CEO’s STI is determined by a combination of business and personal performance, with the CEO’s personal performance assessed by the Board Chairperson and recommended to the Board for approval. Executive performance and STI outcomes are influenced by both business and individual factors, with an additional functional performance component for those in primarily functional roles. The personal performance of the CFO and executives is evaluated by the CEO and approved by the Remuneration Committee, ensuring a fair and transparent assessment process aligned with the Company’s strategic objectives. The 2025 STI Model The 2025 STI has continued the provision that the maximum outcome any individual may receive is capped at 200%. Introduction of a deferred STI STI deferral is a growing trend in executive compensation structures. Insights derived from comprehensive market data spanning more than 75 global mining companies indicate approximately 50% of companies include some form of STI deferral, typically in deferred/restricted shares. The Company has introduced a two-year STI deferral element to CEO and executive reward from 2025 as it allows for: • More certainty and retention strength by deferring into deferred/restricted shares, providing greater alignment with shareholder interests without prejudicing the pay-for-performance principle • 50% of guaranteed remuneration linked to the total target STI opportunity (%) for the Gold Fields CEO will be deferred into restricted shares and 30% for executives A provision is made for fault or voluntary termination, where, should either event occur, the deferrals in effect shall lapse in full. Conversely, where an executive is deemed to terminate under good leaver status, the held deferrals shall vest to the executive without penalty. GOLD FIELDS Governance and Remuneration Report 2024 49 Overview Governance review Remuneration Report Administration and corporate information

Section 2: Remuneration Policy continued Section 2b: Remuneration changes in 2025 continued 2025 LTI We have introduced the following enhancements to our LTI plan in recognition of shareholder feedback and market analysis: • Alignment of performance and vesting periods: Both the performance period and the participation period will now be aligned to the financial year. Notwithstanding this change, vesting of equity can only take place in an open trading period • Removal of individual BSC modifier: The 2024 Gold Fields LTI plan used individual performance from the prior year as a modifier to adjust the LTI grant quantum. This was a unique practice at Gold Fields, and from 2025 all LTI grants will be made based on an individual’s role/grade on-target percentage, without adjustment for individual performance • Equity vs cash: While executive director and executive LTIs are equity based, under the 2024 arrangements the majority of LTI participants receive a cash-based grant, with the movement in the share price having no bearing on the final value that vests to participants. From 2025, eligible employees will receive their LTI awards as performance and restricted rights for better alignment across the Company and with shareholder interests • Settlement of shares: To enable a fully equity-based LTI programme, it is expected that from 2025 onward, the settlement of share awards will be by on-market purchase, to mitigate the risk of shareholder dilution, as opposed to the current practice of only issuing treasury shares • Adjustments to LTI target quantum: Peer-reviewed market data also indicates that the LTI quantum lags market levels for some executive roles. The revised LTI on-target percentages are designed to provide a value opportunity equivalent to previous actual outcomes, where LTI awards were adjusted by individual performance. This approach enhances transparency and consistency in reward outcomes The 2025 LTI awards therefore have been calibrated such that total variable pay opportunities better align to the Gold Fields market. Performance share awards have been set at the conservative end of the peer market range, having regard for deferred STI shares balancing with the LTI to provide a meaningful equity opportunity. The quantum of annual awards to the executive directors and executives are disclosed in the 2025 remuneration mix section. 2025 remuneration mix Gold Fields’ total reward model aims to connect financial remuneration to both job type and performance. As a result, guaranteed and variable pay remuneration mix varies based on performance level and job grade. In order to foster a high-performance culture and align with global standards, it is Gold Fields practice for senior roles to ensure an appropriately high ratio of at-risk pay in the context of the overall total reward proposition. The following graphs illustrate the range of potential remuneration outcomes, based on several performance outcomes, for the CEO, CFO and Executive Committee members. These outcomes reflect the newly introduced 2025 Remuneration Policy. Below target, variable pay will vest in accordance with performance, with potential for an outcome of 0%. At stretch performance and above, a maximum of 200% of the on-target opportunity is delivered. The graphs below illustrate outcomes at these extremes as well as the on-target opportunity, for the CEO, CFO and Executive Committee members, as a percentage of fixed remuneration. GOLD FIELDS Governance and Remuneration Report 2024 50 Overview Governance review Remuneration Report Administration and corporate information

Section 2: Remuneration Policy continued Section 2b: Remuneration changes in 2025 continued 2025 Incentive Policy Summary 2025 STI Policy 2025 LTI Policy Purpose and intention • Drive and reward the achievement of annual performance targets that reflect Gold Fields’ key strategic priorities and ensure success for the Company in both the short and the long term • Reward for business performance and individual performance in the financial year • Ensure that the STI targets are challenging, meaningful and aligned to our key strategic priorities • Link the interests of executives and shareholders by rewarding executives for creating long-term, sustainable value and encouraging share ownership • Drive long-term performance and strategic alignment • The LTIs reward sustainable multi-year performance aligned to the shareholder experience and the delivery of key ESG measures Eligibility All Group executives and management-level employees (Paterson D-band and above categories) are eligible to participate in the STI, with the outcomes determined by the achievement of applicable performance conditions. All executives and management-level employees (Paterson D-band and above categories) are eligible to participate in the LTI programme, with vesting determined by the achievement of approved LTI performance hurdles. Description The STI Plan is delivered in cash and deferred shares, based on meeting business and individual objectives for the executive directors and executives. Executives with functional responsibility also hold objectives relative to their function, and executives with operational responsibilities contain similar goals to those leading the operation. Three-year incentive opportunity delivered to executives through share rights, with vesting dependent on achievement of financial and ESG targets. GOLD FIELDS Governance and Remuneration Report 2024 51 Overview Governance review Remuneration Report Administration and corporate information

Section 3: Implementation Report This section of the Remuneration Report explains how we implemented our Remuneration Policy and provides details on the remuneration paid to executives and NEDs for the financial year ended 31 December 2024. The remuneration paid to executive directors is aligned with the Company’s Remuneration Policy, incentive scheme rules and the JSE Listings Requirements. The remuneration outcomes reported comply with the King IV principles, the provisions under the Companies Act and related legislation on disclosing prescribed officer remuneration. Our STI and LTI targets comprise objectives that are deliberately and rigorously evaluated and selected based on their importance to the Company’s success. Fixed remuneration – Implementation Executive directors’ and prescribed officers’ guaranteed remuneration is delivered through two different fixed pay methodologies. Executives that reside in South Africa receive an all-inclusive remuneration package (GRP) consisting of a basic salary and core benefits, including medical aid, retirement contributions and insurance such as Group life cover and disability cover. Executives on GRP do not receive any additional benefits or allowances in addition to their package. All benefit-based employer contributions and any cash allowance form part of the package. Executives that reside outside South Africa receive their guaranteed remuneration through the broader global market methodology of base salary plus added core benefits (Base +), including medical aid, retirement contributions and risk insurance cover. In certain jurisdictions, international executives also receive legislated payments as part of their guaranteed fixed remuneration. The guaranteed remuneration component of total remuneration is determined through benchmarking executives’ current guaranteed remuneration against peer comparator groups within the mining industry and gold sector companies of a similar size both locally and internationally. Guaranteed remuneration is benchmarked against the 50th percentile to remain competitive for retention purposes. Increases and market alignment adjustments are approved and mandated by the Board. In determining fair and responsible guaranteed remuneration increases and adjustments, the Board considers the following factors: • Salary market movements within the peer group, general market and gap to peers • Position against market remuneration levels • Individual performance achievement results and Company performance achievements against strategic objectives • Affordability and the prevailing context • Headline inflation per country Increases to fixed remuneration in 2024 Across the Group, salary increase mandates were set at the prevailing country-specific inflation rate, with an additional percentage for addressing gender parity or other pay gaps, where applicable. All eligible employees received an increase to fixed remuneration on 1 March 2024, with an overall average increase of 5% for the executive team, noting individual executive increases were within country mandates, locally benchmarked and approved by the Committee. Dual-currency contracts Where appropriate, some executives have dual contracts with various entities in the Gold Fields Group of companies and are therefore paid in dual currencies. For 2024, CEO Mike Fraser held contracts in both South African Rand and US Dollar, as did former CFO Paul Schmidt and EVP Strategy, Planning and Corporate Development, Chris Gratias. GOLD FIELDS Governance and Remuneration Report 2024 52 Overview Governance review Remuneration Report Administration and corporate information

Section 3: Implementation Report continued Executive fixed remuneration and exchange rate conversions for reporting purposes The table below reflects how guaranteed remuneration is implemented in accordance with executives’ pay methodologies and how GRP differs from Base + in determining the total fixed remuneration component of total remuneration. It further demonstrates how non-US Dollar-denominated salaries are converted to the reported US Dollar salaries for year-on-year comparative purposes. This table includes annual contractual fixed remuneration values, and the country-specific inflation rate on which executives received increases to their fixed remuneration. Executive Currency (unless otherwise indicated) 2023 approved salary 2023 approved salary US$ Increase inflation rate 2024 approved salary1 2024 approved salary US$2 2024 additional contributions – local currency 2024 total fixed remuneration US$ Guaranteed remuneration package (GRP) method Executives in office MJ FraserN, DC R — — — 12,060,000 657,938 — 657,938 US$ — — — 312,000 312,000 — 312,000 AT DallA R — — — 3,700,000 201,855 — 201,855 M Preece R 11,500,000 623,306 6.0% 12,190,000 665,030 — 665,030 C GratiasN, DC R — — — 5,700,000 310,966 — 310,966 US$ — — — 155,000 155,000 — 155,000 G LotzA R 4,174,500 226,260 7.0% 4,466,500 243,672 — 243,672 J Magagula R 6,000,000 325,203 6.0% 6,360,000 346,972 — 346,972 B Mokoatle R 6,600,000 357,724 6.0% 6,996,000 381,669 — 381,669 Former executives NA ChohanEX R 6,625,700 359,117 6.0% 7,023,242 383,156 — 383,156 PA SchmidtDC, EX R 9,265,000 502,168 6.0% 9,820,900 535,783 — 535,783 US$ 144,100 144,100 4.2% 150,152 150,152 — 150,152 Base plus allowances and benefits (Base +) method Executives in office K Carter A$ 668,516 442,726 4.0% 695,256 457,405 92,219 518,076 J RicciardoneA A$ 454,100 300,728 4.3% 473,400 311,447 66,706 355,333 L Rivera US$ 610,500 610,500 4.2% 636,141 636,141 226,056 862,197 M SteynN A$ — — — 620,000 407,895 83,565 462,872 F Swanepoel A$ 725,700 480,596 4.0% 754,728 496,532 99,059 561,702 Former executives S MathewsEX A$ 890,900 590,000 4.0% 926,536 609,563 118,817 687,732 J MortotiEX US$ 557,700 557,700 4.2% 581,123 581,123 284,750 865,873 Executive fixed remuneration total 5,520,128     7,844,298   8,657,977 1 Salary increases are effective 1 March 2024. The 2024 approved salary reflected is based on a full 12-month period, whereas the salary reflected in the single figure of remuneration on p60 accounts for the March increase date 2 The conversion rates from local currency to US Dollar are as follows: US$:R – 18.33 and US$:A$ – 1.52 (2024); US$:R – 18.45 and US$:A$– 1.51 (2023) N = refers to executives that were appointed during the reporting year ended 31 December 2024 DC = refers to executives that hold contracts in both South African Rand and US Dollar EX = refers to executives that exited during the reporting year ended 31 December 2024. Ms Bardien is not reflected due to her exit date of 31 January 2024 falling before the 2024 salary increase approval date A = refers to acting executives. Messrs Lotz and Ricciardone both received increase accounting for performance modification. Mr Dall commenced his acting position as Interim CFO effective, 1 May 2024, and his increase for 2024 was based on his substantive role at the time. GOLD FIELDS Governance and Remuneration Report 2024 53 Overview Governance review Remuneration Report Administration and corporate information

Section 3: Implementation Report continued STI Plan – Implementation As outlined in Section 2 of this report, the overall STI outcome is determined through a weighted performance achievement outcome between business performance and individual performance. Through our commitment to fair and equitable remuneration practice, individual BSC performance ratings are assessed to ensure no gender, ethnicity, or any other form of bias and are adjusted to achieve a normalised distribution across the Group. STI business performance – 2024 Group objectives Group performance was assessed with an outcome of 28% for the performance period, 1 January 2024 to 31 December 2024, with targets and achievements shown below. Despite some positive improvements in leading safety metrics, the fatal incidents recorded at St Ives and South Deep resulted in the negative modifier (zero outcome) being applied for safety metrics at operational and Group levels. STI performance conditions – FY2024 Weight Metric Target Actual % achieved Modifier Final Safety 20% 0% Safety engagement rate 5% No. 15 5 0% 0% Increase in near-miss reporting 5% No. 2,325 1,915 0% 0% Timely close-out of corrective actions on serious potential incidents 5% % 95% 99% 171% 0% Reduction in serious injuries 5% No. 4 3 200% 0% Fatality modifier -20% Production 20% 0% Gold and gold equivalent production koz 2,528 2,166 0% 0% Cost 40% 0% Improve on AIC1 US$/oz 1,589 1,911 0% 0% Development and waste mined 20% 28% Waste mined – open-pit operations 6% kt 148,444 153,932 200% 12% Development: Australian underground operations 6% m 39,096 35,796 0% 0% Development: South Deep underground operation2 8% m 10,618 12,530 200% 16% Total score for STI business performance  28% 1 Every year-end, AIC is adjusted for STI Plan purposes by measuring in local currency and converting to US Dollar at a budgeted exchange rate, excluding workers’ participation at Cerro Corona, and calculating the related royalty charge based on budgeted gold prices. Cerro Corona by-products are normalised for budgeted prices. The delay on the Salares Norte project impacted the AIC negatively – adjustments made to align project completion to AIC spend 2 Development for South Deep is a combination of stoping metres scanned and underground development to maintain a key focus on unlocking stoping reserves for ongoing sustainability of the mine GOLD FIELDS Governance and Remuneration Report 2024 54 Overview Governance review Remuneration Report Administration and corporate information

Section 3: Implementation Report continued STI Plan – Implementation continued STI individual performance – Executive director performance Mike Fraser commenced the role of CEO on 1 January 2024, and his individual performance was measured against the 2024 annual business plan for the full performance period ended 31 December 2024. The retirement and exit of the former CFO, Paul Schmidt, on 30 June 2024 required Alex Dall to step into the CFO position in an acting capacity. The individual BSC score for the CEO is demonstrated below. GOLD FIELDS Governance and Remuneration Report 2024 55 Strategic pillar 1 Objective Weight Performance outcome Rating Score Outcome Safety improvement plan 20% Multi-year safety roadmap developed Serious potential incident assessment and reporting implemented Target met 100% 20% Organisational change 10% Successfully moved from a three-layered structure to a simplified two-layered function-led organisational structure in 2024 Target met 112% 11% Drive diversity and inclusion Total female representation – achieved target of 25% Females in leadership – achieved 28% (exceeding target of 27%) Target exceeded Strategic pillar 2 Objective Weight Performance outcome Rating Score Outcome Implement 2024 ESG deliverables to achieve 2030 targets 20% Achieved zero serious environmental incidents in 2024 Achieved Scope 1 and 2 emissions reduction of 1,623ktCO2e against a 1,725ktCO2e target Achieved water recycled/reused of 74% against a 75% target Achieved GISTM conditional conformance and active raised TSFs reduced from five to three Achieved 41% host community procurement against a 29% target Target exceeded on aggregate 130% 26% Strategic pillar 3 Objective Weight Performance outcome Rating Score Outcome Financial capital framework 15% Implemented capital allocation framework and communicated to market in the second half of the year Developed model to analyse balance sheet flexibility and potential funding solutions, resulting in obtaining US$750m bridge to fund the Osisko Mining transaction Target met 100% 15% Asset optimisation programme and improving portfolio quality 35% South Deep programme completed – priority initiatives defined and implementation in progress Tarkwa programme progressed – to be finalised in 2025 Salares Norte ramp-up – Initial guidance not met due to unforeseen weather conditions. Revised guidance of 40 – 50Koz for August was successfully achieved Osisko Mining – Final transaction executed, with Gold Fields acquiring the final shares of Osisko Mining in November 2024 Tarkwa/Iduapriem JV – Transaction delayed due to national elections and the change in government Target partially met 80% 28% Individual BSC outcome 100% Overview Governance review Remuneration Report Administration and corporate information

Section 3: Implementation Report continued STI Plan – Implementation continued STI bonus outcomes – Executive directors In line with the individual BSC performance rating and the business performance outcome of the Company, the Committee awarded the CEO an STI bonus in accordance with the 2024 STI Policy and calculation framework. The CEO’s STI is presented below. Currency Contractual GRP x Target opportunity x Weighted business performance (65%) + Weighted individual performance (35%) Overall performance = 2024 bonus actual Bonus as % of GRP (policy) 28% x 65% 100% x 35% % (actual paid) M Fraser (CEO) R 12,060,000 65% 18.2% 35.0% 53.2% 4,170,400 34.6% US$ 312,000 65% 18.2% 35.0% 53.2% 107,900 34.6% STI bonus US$ 969,938 335,418 34.6% STI bonus outcomes – CEO STI bonus history GOLD FIELDS Governance and Remuneration Report 2024 56 Overview Governance review Remuneration Report Administration and corporate information

Section 3: Implementation Report continued LTI Plan – implementation LTI awards – Performance conditions The 2022 performance share award, with a three-year performance period to 31 December 2024, was performance tested prior to vesting in February 2025, subject to service. Similarly, the Committee provided governance oversight on the performance hurdles and targets for the 2024 performance share award, with a three-year performance period ending 31 December 2026. The LTI performance hurdles for share awards that vest and were awarded in FY2024 are presented below. Hurdles for 2022 performance shares vested in 2024 Effective grant date: 1 March 2022 Performance period: 1 January 2022 – 31 December 2024 Vesting date: 21 February 2025 Hurdles for 2024 performance shares granted in 2024 Effective grant date: 1 March 2024 Performance period: 1 January 2024 – 31 December 2026 Vesting date: 18 February 2027 LTI performance hurdles Weight Target Actual % Achieved Final outcome Weight Threshold Target Stretch Absolute TSR             0%  100%  200%  Absolute TSR is measured on the US cost of equity, calculated independently using three-year Gold Fields US beta x 5% + the average yield on a US three-year Treasury bond 25.0% US$10.19 US$16.10 200% 50.0% 25.0% No vesting below target US$ Cost of Equity in nominal terms over the three years US$ Cost of Equity in nominal terms plus 6% per annum Relative TSR                   Relative TSR is measured on the Gold Fields ranking against the peer group approved by Committee in 2022 25.0% 5th 6th 0% 0.0% 25.0% Ranked 6th or lower against peer group Ranked at median of peer group Ranked 1st against peer group All-in cost (AIC)                   The US$/oz over the three-year performance period. The vesting correlation for this target is a 10% movement in the target achievement for every US$10 movement 25.0% 1,349 1,545 0% 0.0% 25.0% Achieve AIC of US$1,558/ oz over the performance period Achieve AIC of US$1,458/ oz over the performance period Achieve AIC of US$1,358/oz over the performance period Reduced carbon emissions                   Reduced carbon emissions are measured as the three-year cumulative total reduced carbon emissions in ktCO2e, as part of the 2030 abatement plan 12.5% 536.2 572.2 145% 18.1% 12.5% Cumulative total reduction of 734.76ktCO2e Cumulative total reduction of 864.42ktCO2e Cumulative total reduction of 994.08ktCO2e Gender representation                   Female representation in mining as a percentage of the total workforce with an aim to target 30% by 2030 12.5% 24% 25.3% 200% 25.0% 12.5% Female representation of 26% of the total headcount Female representation of 27% of the total headcount Female representation of 28% of the total headcount LTI performance hurdle vesting outcome         93.1%       1 The 2024 – 2026 absolute TSR target starting price is determined by the trailing 60-day VWAP to 31 December 2023 at US$14,09 2 The 2024 – 2026 reduced carbon emissions target includes existing Scope 2 major capital installations which have been baselined against actual trend performance. Future major capital projects are included: St Ives connected renewable grid, South Deep wind farm, power purchase agreement increases at Granny Smith and Agnew, and life-of-mine green energy certificates (renewable energy and reforestation) at Cerro Corona GOLD FIELDS Governance and Remuneration Report 2024 57 Overview Governance review Remuneration Report Administration and corporate information

Section 3: Implementation Report continued LTI Plan – Implementation continued LTI awards – Executive equity vested and granted in 2024 On an annual basis, conditional LTI equity awards are made to executives which vest in three years. Similarly, conditional LTI equity awards granted for the prior three-year performance period and vesting cycle vest in accordance with the provisions of the Share Plan and achievement against the approved LTI performance hurdles. Equity awards vested at 93.1% for the performance period ended 31 December 2024 and equity awards granted for the performance period started on 1 January 2024 are outlined below: Performance share awards 2022 vested Performance share awards 2024 granted Granted in 2022 Value at grant US$’0001 Shares lapsed Vested outcome Vested shares Estimated fair value US$’0002 2024 Salary R’0003 Target opportunity Modifier4 Granted in 2024 Value at grant US$’000 Estimated fair value US$’0002 Executives in office                         MJ Fraser5 — — — — — — 17,816 104% 100% 63,769 846 538.0 M Preece6 57,390 733 — 93.1% 53,430 745.9 12,190 104% 130% 58,560 776 494.0 K Carter 6,846 87 — 93.1% 6,374 89.0 8,517 88% 140% 42,892 569 361.9 C Gratias7 — — — — — — 8,500 88% 100% 15,288 203 129.0 G Lotz 6,394 82 — 93.1% 5,953 83.1 4,467 18% 153% 5,028 67 42.4 J Magagula — — — — — — 6,360 88% 113% 25,852 343 218.1 B Mokoatle 7,667 98 — 93.1% 7,138 99.6 6,996 88% 113% 28,438 377 239.9 L Rivera 56,698 724 — 93.1% 52,786 736.9 11,737 88% 70% 29,554 392 249.3 M Steyn7 — — — — — — 7,595 88% 100% 20,491 272 172.9 F Swanepoel — — — — — — 9,245 88% 127% 42,237 560 356.3 Former executives                         R Bardien8,9 35,198 449 12,710 93.1% 20,936 292.3 — — — — — — NA Chohan8 45,357 579 7,559 93.1% 35,190 491.3 7,023 88% 127% 32,085 425 270.7 C Griffith10 129,738 1,656 50,454 93.1% 73,813 1,030.4 — — — — — — S Mathews8 52,549 671 16,057 93.1% 33,974 474.3 11,350 88% 127% 51,852 688 437.5 JK Mortoti8 7,390 94 1,642 93.1% 5,351 74.7 10,722 88% 107% 41,268 547 348.2 PA Schmidt10 75,565 965 16,792 93.1% 54,718 763.9 12,591 96% 120% 59,293 786 500.2   480,792 6,139 105,214 349,663 4,881.3       516,607 6,850 4,358.4 1 The value of the 2022 performance share award at grant used a US$:R conversion rate of 16.37 at the grant price of R209.01 per ordinary share on the JSE 2 The 2022 performance share reflects an estimated fair value of 93.1% vesting based on a 20-day VWAP of US$13.96 as at 31 December 2024. The 2024 performance share reflects an estimated fair value of 60.4% vesting based on a 20-day VWAP of US$13.96 as at 31 December 2024 3 The 2024 salary is converted at US$:R conversion rate of 18.45 and A$:R of 12.25, as performance shares are granted on the JSE at a price of R244.63 per ordinary share, effective 1 March 2024 4 The 2024 performance share was the last equity grant where target awards are performance-modified by individual BSC outcomes. This will be discontinued effective 1 January 2025 5 Mr Fraser’s 2024 LTI grant was derived from a lower GRP given his recent commencement in the CEO role at the date of grant (1 March 2024). His LTI grant was based on R15,000,000. 6 The Board resolved to award Mr Preece’s 2024 performance share at the CEO target opportunity of 104% of guaranteed remuneration in recognition of his contribution and leadership as interim CEO in 2023 7 Ms Steyn and Mr Gratias both received 2024 performance share awards, prorated to their appointment dates of 1 June 2024 and 12 September 2024 respectively 8 Former prescribed officers, Mr Chohan, Mr Mathews, Ms Bardien and Mr Mortoti vested their 2022 performance share awards, prorated to their exit dates of 31 August 2024, 31 March 2024, 31 January 2024 and 30 June 2024 respectively 9 Ms Bardien did not receive a 2024 performance share award due to her exit on 31 January 2024, preceding the effective award date on 1 March 2024 10 Former executive directors, Mr Griffith and Mr Schmidt vested their 2022 performance share awards, prorated to their exit dates of 31 December 2023 and 30 June 2024 respectively GOLD FIELDS Governance and Remuneration Report 2024 58 Overview Governance review Remuneration Report Administration and corporate information

Section 3: Implementation Report continued LTI Plan – Implementation continued Minimum shareholding requirements Executives are encouraged to hold shares in Gold Fields in accordance with the MSR Policy. The shares held directly, indirectly or beneficially by each executive up to 31 December 2024 are reflected in the table below. Executive appointment date MSR target date1 MSR target multiple of salary MSR share commitment in 2024 Equity used Matching shares award2 Holdings towards MSR3,4 MSR achievement Executives in office                 MJ Fraser 01-Jan-24 01-Jan-29 300% — — — — 0% M Preece 01-May-17 01-May-22 100% — — — 718,618 879% K Carter5 01-Mar-23 01-Mar-28 100% 21,144 GFI: JSE 4,308 27,869 103% C Gratias6 01-Aug-24 01-Aug-29 100% 20,000 GFI: NYSE — 36,364 117% J Magagula 01-Sep-23 01-Sep-28 100% — — — — 0% B Mokoatle 01-Jun-23 01-Jun-28 100% 20,373 GFI: JSE 11,137 37,042 100% L Rivera 01-Nov-16 01-Nov-21 100% — — — 106,664 115% M Steyn 01-Jun-24 01-Jun-29 100% — — — — 0% F Swanepoel 01-Jun-23 01-Jun-28 100% — — — — 0%       61,517   15,455 926,557   1 Executives are encouraged to accumulate and hold their targeted MSR multiple of salary in Gold Fields equity within a five-year period 2 Mr Mokoatle, Ms Carter and Mr Gratias are the only executives that will have matching shares awarded due to their commitments during the 2024 financial year. The practice of awarding matching shares will be discontinued from 1 January 2025 3 Shares committed by 31 December 2024 are included for indicative purposes. Personal shares are grossed up for tax in line with MSR Policy 4 The total holdings reflected for MSR excludes any unvested shares and only reflects vested shares that have been retained or committed for purposes of MSR 5 Ms Carter committed a second tranche towards her MSR on 12 December 2024 through purchasing 8,220 GFI ordinary shares on the JSE and will be awarded her final matching share award in May 2025 of 4,700 ordinary shares 6 Mr Gratias made a full MSR target commitment on 21 November 2024 through purchasing 20,000 GFI American Depository Rights (ADR) on the NYSE and will be awarded final matching shares in May 2025 to the equivalent of 10,402 ADRs Total single figure of remuneration In line with King IV remuneration reporting guidelines, remuneration related to performance for the 2024 measurement period is disclosed in the following total single figure of remuneration table on p60. These figures include: • Fixed remuneration earned in 2024 (including pension/superannuation) • Other cash and non-monetary benefits earned in 2024 • Total 2024 STI earned based on performance during the financial year and performance period ended 31 December 2024 • The value for the 2022 LTI Plan that vested in accordance with the performance period ended on 31 December 2024 GOLD FIELDS Governance and Remuneration Report 2024 59 Overview Governance review Remuneration Report Administration and corporate information

Section 3: Implementation Report continued Remuneration for executive directors and prescribed officers (US$’000) for the reporting period ended 31 December 2024 Name and position Year Salary1,2 Benefits3 Total fixed remuneration Cash incentives4 LTI Plan reflected5 Matching shares reflected6 Other7 Total single figure remuneration Executive director                 MJ Fraser8 2024 943.1 26.8 969.9 335.4 — — 0.03 1,305.4 CEO 2023 — — — — — — — — Prescribed officers                 AT Dall 9 2024 117.1 17.5 134.6 61.4 — — 28.7 224.7 Interim CFO 2023 — — — — — — — — M Preece 10 2024 628.1 30.7 658.8 202.3 745.9 — 0.9 1,607.8 Chief Operating Officer 2023 594.3 29 623.3 177.3 2,008.6 — 2.1 2,811.3 K Carter 2024 497.9 26.2 524.0 139.1 89 60.1 8.3 820.6 EVP Legal and Governance 2023 371.9 15.2 387.1 126.9 — — 5.1 519.1 C Gratias11 2024 134.3 6.5 140.8 47.2 — — 598 786.0 EVP Strategy, Planning and Corporate Development 2023 — — — — — — — — G Lotz12 2024 205 36.1 241.1 73 83.1 — 58 455.2 Acting EVP People and Organisational Effectiveness 2023 48.1 8.5 56.6 57 233.5 — 0.1 347.1 J Magagula 2024 293 50.7 343.7 105.5 — — — 449.2 EVP Investor Relations and Corporate Affairs 2023 84.8 14.8 99.6 26.2 — — 290 415.7 B Mokoatle 2024 297.5 80.5 378.1 112.3 99.6 155.5 0.5 746.0 EVP South Africa 2023 167.8 40.9 208.7 98.1 — — 0.9 307.7 J Ricciardone13 2024 221.8 17.2 239 102 — — 31 372 Acting EVP Strategy, Planning and Corporate Development 2023 242.4 19 261.4 57.2 — — 33.8 352.4 L Rivera14 2024 839.6 202.4 1,042.1 — 736.9 — 520.5 2,299.5 EVP Americas 2023 816.1 220 1,038.8 — 2,057.3 — 790.7 3,884.0 M Steyn15 2024 305.1 15.6 320.7 72.6 — — 442.6 835.9 EVP Sustainability 2023 — — — — — — — — F Swanepoel 2024 535.1 26.2 561.3 151.1 — — 42 754.3 Chief Technical Officer 2023 278.6 1.1 279.7 131.7 — — 19.4 430.8 Former executive directors                 C Griffith16 2024 — — — — 1,030.4 — — 1,030.4 Former CEO 2023 — — — — 2,334.6 — — 2,334.6 PA Schmidt17 2024 311.5 25.4 336.9 113.2 763.9 — 23.4 1,237.4 Former CFO 2023 591.7 48.1 639.9 177.9 2,693.3 — 2.4 3,513.4 Former prescribed officers                 R Bardien18 2024 23.2 3.2 26.4 — 292.3 — 388.9 707.6 Former EVP People 2023 276 35.9 312.0 203.6 1197.6 52.7 0.2 1,766.0 NA Chohan19 2024 218.2 33.6 251.8 77.6 491.3 — 64.2 884.9 Former EVP Sustainable Development 2023 309.7 45.8 355.5 94.7 1,403.9 — 4.3 1,858.4 S Mathews20 2024 104.2 6 110.2 46.2 474.3 — 30 660.7 Former EVP Australia 2023 635.7 18.2 653.9 221.3 1,967.4 — — 2,842.6 JK Mortoti21 2024 360.7 55.9 416.6 — 74.7 — 1,113.7 1,605.0 Former EVP West Africa 2023 696.2 127.1 823.3 308.6 — — 84.3 1,216.2 For reporting purposes all local amounts are converted to US$. The exchange rates used are as follows: US$1 = R18.33 (FY2024) and US$1 = R18.45 (FY2023). US$1 = A$1.52 (FY2024) and US$1: A$1.51 (FY2023). GOLD FIELDS Governance and Remuneration Report 2024 60 Overview Governance review Remuneration Report Administration and corporate information

Section 3: Implementation Report continued Remuneration for executive directors and prescribed officers (US$’000) for the reporting period ended 31 December 2024 continued Footnotes: 1 Salary is the 12-month aggregate of monthly fixed remuneration that may include cash-based allowances for certain countries 2 Mr Fraser, Mr Gratias and Mr Schmidt have contracts in South African Rand and US Dollars. The salary reflected is the aggregate of monthly salary paid and was based on: • Mr Fraser: local contract – R12,060,000 and offshore contract – US$312,000 • Mr Gratias: local contract – R5,700,000 and offshore contract – US$155,000 • Mr Schmidt: local contract – R9,820,900 and offshore contract – US$150,152 3 Benefits are reported as the annualised sum of retirement/pension, risk benefits and medical insurance applicable in each respective country of operation. Executive employment conditions are in line with local laws or regulations governing benefits in their respective employing jurisdiction 4 The cash incentives for the performance period ending 31 December 2024 and paid in 2025 are reflected in the 2024 figures. The cash incentives for the performance period ended 31 December 2023 and paid in 2024 are reflected in the 2023 figures 5 The LTI values of the 2022 performance shares for the performance period ending 31 December 2024 are reflected in the 2024 figures. The value of the 2021 performance shares for the performance period ending 31 December 2023 is reflected in the 2023 figures. The value of the 2022 performance shares is reflected on a 20-day VWAP of US$13.96. The value of the 2021 performance shares is reflected on a 20-day VWAP of US$15.20 6 Executives that committed towards their MSR targets were awarded with matching shares, on a 3:1 basis, under the Executive MSR Policy. Matching share awards will be discontinued effective 1 January 2025. The value of the matching shares is reflected on a 20-day VWAP of US$13.96 7 Other payments include sundry reimbursements, leave encashment, long service awards, acting allowances, sign-on bonuses, business expense claims, termination payments where applicable and any legislated payments that fall outside of the Company’s policies 8 Mr Fraser was appointed as CEO effective 1 January 2024, and his single figure remuneration is reflective of the full 2024 year 9 Mr Dall stepped into the interim CFO position on 1 May 2024 and received an acting allowance of 20% of total fixed remuneration (R493,333) for the 2024 reporting period reflected under “Other” 10 Mr Preece was appointed as Chief Operating Officer (COO) effective 15 March 2024. His 2023 single figure remuneration is reflective of stepping in as interim CEO. His 2024 single figure remuneration is reflective of his appointment to COO. Mr Preece’s remuneration was not adjusted or increased on appointment to COO 11 Mr Gratias commenced as EVP Strategy, Planning and Corporate Development effective 12 September 2024. Mr Gratias received, as part of his appointment offer and relocation from Canada, a relocation and sign-on payment equivalent to R7,400,000 which is included in “Other”. Mr Gratias was also reimbursed for personal expenditure associated with his relocation and immigration requirements. Upon appointment Mr Gratias acquired and committed 20 000 Gold Fields American Depository Receipts and has met his required MSR target of 100% of annual salary 12 Mr Lotz stepped into the Acting EVP People and Organisational Effectiveness position on 13 October 2023. He received an acting allowance of 20% of total fixed remuneration (R1,063,829) for a portion of the 2023 reporting year and the 2024 reporting period which is reflected under “Other” 13 Mr Ricciardone stepped into the Acting EVP Strategy, Planning and Corporate Development position on 1 April 2023. He received an acting allowance of 15% of total fixed remuneration (A$97,944) for a portion of the 2023 reporting year and the 2024 reporting year which is reflected under “Other” 14 Mr Rivera received the legislated Utilidades profit share payment and not a cash incentive under the Group’s policy, and this is included in “Other”. Mr Rivera’s salary is inclusive of all statutory payments as required by Peru legislation 15 Ms Steyn was appointed as EVP Sustainability effective 1 June 2024. Ms Steyn received, as part of her appointment offer a sign-on payment of A$1,150,000 payable over three annual instalments for which the first instalment of A$672,646 is included in “Other” 16 Mr Griffith’s LTI payment of pro rata vesting of 22 months for the 2022 award. Normal vesting of awards previously made in line with the pro rata provisions of policy and end date as approved by the Board 17 Mr Schmidt retired as at 30 June 2024, and his cash incentive and LTI Plan 2022 award is prorated to his retirement date 18 Ms Bardien exited as at 31 January 2024 through mutual separation. Included in "Other", are payments for accrued annual leave, payment in lieu of six months’ notice and prorated bonus for the 2023 financial year 19 Mr Chohan retired as at 31 August 2024, and his cash incentive and LTI Plan 2022 award is prorated to his retirement date 20 Mr Mathews retired as at 31 March 2024, and his cash incentive and LTI Plan 2022 award is prorated to his retirement date 21 Mr Mortoti exited as at 30 June 2024 due to redundancy. Included in “Other” are payments for accrued annual leave, payment in lieu of six months’ notice and a redundancy payment in line with Ghana legislation GOLD FIELDS Governance and Remuneration Report 2024 61 Overview Governance review Remuneration Report Administration and corporate information

Section 3: Implementation Report continued Unvested award and cash-flow on settlement Performance share and MSR share awards1,2,3,4,5 Grant date Vest date Opening Granted Grant price Forfeited Balance Condition achieved1 Shares vested Sold Retained Closing Cash on settlement1 Estimated fair value at 31 Dec 2024 (US$) Executives in office MJ Fraser6 2023 Performance Shares PS16 01-Mar-23 18-Feb-26 15,669 166 — 15,669 — — — — 15,669 — 128,613 2024 Performance Shares PS17 01-Mar-24 18-Feb-27 63,769 245 — 63,769 — — — — 63,769 — 537,963 Total 15,669 63,769 — 79,438 — — — — 79,438 — 666,576 M Preece 2021 Performance Shares PS14 01-Mar-21 22-Feb-24 89,436 126 — 89,436 42,706 132,142 61,446 70,696 — 771,207 — 2022 Performance Shares PS15 01-Mar-22 21-Feb-25 57,390 209 — 57,390 — — — — 57,390 — 745,883 2023 Performance Shares PS16 01-Mar-23 18-Feb-26 85,381 166 — 85,381 — — — — 85,381 — 700,848 2024 Performance Shares PS17 01-Mar-24 18-Feb-27 58,560 245 — 58,560 — — — — 58,560 — 494,016 Total 232,207 58,560 — 290,767 42,706 132,142 61,446 70,696 201,331 771,207 1,940,747 K Carter 2021 Performance Shares PS14 01-Mar-21 22-Feb-24 8,747 126 — 8,747 4,177 12,924 — 12,924 — — — 2022 Performance Shares PS15 01-Mar-22 21-Feb-25 6,846 209 — 6,846 — — — — 6,846 — 88,981 2023 Performance Shares PS16 01-Mar-23 18-Feb-26 39,730 166 — 39,730 — — — — 39,730 — 326,120 2024 Performance Shares PS17 01-Mar-24 18-Feb-27 42,892 245 — 42,892 — — — — 42,892 — 361,843 2024 MSR Matching Shares 4,308 — 4,308 — — — — 4,308 — 60,140 Total 55,323 47,200 — 102,523 4,177 12,924 — 12,924 93,776 — 837,083 G Lotz 2024 Performance Shares PS17 01-Mar-24 18-Feb-27 5,028 245 — 5,028 — — — — 5,028 — 42,410 Total — 5,028 — 5,028 — — — — 5,028 — 42,410 J Magagula6 2023 Performance Shares PS16 01-Mar-23 18-Feb-26 14,186 166 — 14,186 — — — — 14,186 — 116,440 2024 Performance Shares PS17 01-Mar-24 18-Feb-27 25,852 245 — 25,852 — — — — 25,852 — 218,083 2024 MSR Matching Shares — — — — — — — — — — Total 14,186 25,852 — 40,038 — — — — 40,038 — 334,523 B Mokoatle 2021 Performance Shares PS14 01-Mar-21 22-Feb-24 13,381 126 — 13,381 6,389 19,770 9,193 10,577 — 115,381 — 2022 Performance Shares PS15 01-Mar-22 21-Feb-25 7,667 209 — 7,667 — — — — 7,667 — 99,646 2023 Performance Shares PS16 01-Mar-23 18-Feb-26 11,876 166 — 11,876 — — — — 11,876 — 97,483 2024 Performance Shares PS17 01-Mar-24 18-Feb-27 28,438 245 — 28,438 — — — — 28,438 — 239,903 2024 MSR Matching Shares 11,137 — 11,137 — — — — 11,137 — 155,473 Total 32,924 39,575 — 72,499 6,389 19,770 9,193 10,577 59,118 115,381 592,504 GOLD FIELDS Governance and Remuneration Report 2024 62 Overview Governance review Remuneration Report Administration and corporate information

Section 3: Implementation Report continued Unvested award and cash-flow on settlement continued Performance share and MSR share awards1,2,3,4,5 Grant date Vest date Opening Granted Grant price Forfeited Balance Condition achieved1 Shares vested Sold Retained Closing Cash on settlement1 Estimated fair value at 31 Dec 2024 (US$) Executives in office continued L Rivera 2021 Performance Shares PS14 01-Mar-21 22-Feb-24 91,606 126 — 91,606 43,742 135,348 135,348 — — 1,698,749 — 2022 Performance Shares PS15 01-Mar-22 21-Feb-25 56,698 209 — 56,698 — — — — 56,698 — 736,893 2023 Performance Shares PS16 01-Mar-23 18-Feb-26 75,661 166 — 75,661 — — — — 75,661 — 621,066 2024 Performance Shares PS17 01-Mar-24 18-Feb-27 29,554 245 — 29,554 — — — — 29,554 — 249,312 Total 223,965 29,554 — 253,519 43,742 135,348 135,348 — 161,913 1,698,749 1,607,271 M Steyn7 2024 Performance Shares PS17 01-Mar-24 18-Feb-27 20,491 245 — 20,491 — — — — 20,491 — 172,867 Total — 20,491 — 20,491 — — — — 20,491 — 172,867 F Swanepoel 2024 Performance Shares PS17 01-Mar-24 18-Feb-27 42,237 245 — 42,237 — — — — 42,237 — 356,315 Total — 42,237 — 42,237 — — — — 42,237 — 356,315 Former executives R Bardien8 2021 Performance Shares PS14 01-Mar-21 22-Feb-24 54,852 126 1,524 53,328 25,464 78,792 78,792 — — 988,916 — 2022 Performance Shares PS15 01-Mar-22 21-Feb-25 35,198 209 12,710 22,488 — — — — 22,488 — 292,267 2023 Performance Shares PS16 01-Mar-23 18-Feb-26 45,323 166 31,474 13,849 — — — — 13,849 — 113,676 Total 135,373 — 45,708 89,665 25,464 78,792 78,792 — 36,337 988,916 405,943 NA Chohan9 2021 Performance Shares PS14 01-Mar-21 22-Feb-24 62,512 126 — 62,512 29,849 92,361 42,948 49,413 — 539,039 — 2022 Performance Shares PS15 01-Mar-22 21-Feb-25 45,357 209 7,559 37,798 — — — — 37,798 — 491,252 2023 Performance Shares PS16 01-Mar-23 18-Feb-26 46,733 166 23,366 23,367 — — — — 23,367 — 191,810 2024 Performance Shares PS17 01-Mar-24 18-Feb-27 32,085 245 26,737 5,348 — — — — 5,348 — 45,119 Total 154,602 32,085 57,662 129,025 29,849 92,361 42,948 49,413 66,513 539,039 728,182 C Griffith10 2021 Performance Shares PS14 01-Mar-21 22-Feb-24 110,068 126 6,115 103,953 49,638 153,591 — 153,591 153,591 — — 2022 Performance Shares PS15 01-Mar-22 21-Feb-25 129,738 209 50,454 79,284 — — — — 79,284 — 1,030,429 Total 239,806 — 56,569 183,237 49,638 153,591 — 153,591 232,875 — 1,030,429 GOLD FIELDS Governance and Remuneration Report 2024 63 Overview Governance review Remuneration Report Administration and corporate information

Section 3: Implementation Report continued Unvested award and cash-flow on settlement continued Performance share and MSR share awards1,2,3,4,5 Grant date Vest date Opening Granted Grant price Forfeited Balance Condition achieved1 Shares vested Sold Retained Closing Cash on settlement1 Estimated fair value at 31 Dec 2024 (US$) Former executives continued S Mathews11 2021 Performance Shares PS14 01-Mar-21 22-Feb-24 87,603 126 — 87,603 41,830 129,433 129,433 — — 1,624,510 — 2022 Performance Shares PS15 01-Mar-22 21-Feb-25 52,549 209 16,057 36,492 — — — — 36,492 — 474,277 2023 Performance Shares PS16 01-Mar-23 18-Feb-26 70,679 166 45,156 25,523 — — — — 25,523 — 209,512 2024 Performance Shares PS17 01-Mar-24 18-Feb-27 51,852 245 50,412 1,440 — — — — 1,440 — 12,145 Total 210,831 51,852 111,625 151,058 41,830 129,433 129,433 — 63,455 1,624,510 695,934 J Mortoti12 2021 Performance Shares PS14 01-Mar-21 22-Feb-24 9,864 126 — 9,864 4,710 14,574 14,574 — — 182,918 — 2022 Performance Shares PS15 01-Mar-22 21-Feb-25 7,390 209 1,642 5,748 — — — — 5,748 — 74,700 2023 Performance Shares PS16 01-Mar-23 18-Feb-26 69,118 166 38,399 30,719 — — — — 30,719 — 252,159 2024 Performance Shares PS17 01-Mar-24 18-Feb-27 41,268 245 36,683 4,585 — — — — 4,585 — 38,683 Total 86,372 41,268 76,724 50,916 4,710 14,574 14,574 — 41,052 182,918 365,543 P Schmidt13 2021 Performance Shares PS14 01-Mar-21 22-Feb-24 119,925 126 — 119,925 57,264 177,189 177,189 — — 2,223,894 — 2022 Performance Shares PS15 01-Mar-22 21-Feb-25 75,565 209 16,792 58,773 — — — — 58,773 — 763,863 2023 Performance Shares PS16 01-Mar-23 18-Feb-26 94,147 166 52,304 41,843 — — — — 41,843 — 343,472 2024 Performance Shares PS17 01-Mar-24 18-Feb-27 59,293 245 52,705 6,588 — — — — 6,588 — 55,575 Total 289,637 59,293 121,801 227,129 57,264 177,189 177,189 — 107,204 2,223,894 1,162,910 Footnotes: 1 2021 performance shares vested at 147.75% at the market value price on the JSE of R230.06 2 2022 performance shares estimated fair value is reflected at vesting of 93.10% and 20-day VWAP of $13.96 in 2024 3 2023 performance shares estimated fair value is reflected at vesting of 58.80% and 20-day VWAP of $13.96 in 2024 4 2024 performance shares estimated fair value is reflected at vesting of 60.43% and 20-day VWAP of US$13.96 in 2024 5 2024 MSR shares estimated fair value is reflected at vesting of 100% and 20-day VWAP of US$13.96 in 2024 6 Mr Fraser and Ms Magagula received prorated 2023 performance share awards due to their appointment dates of 1 January 2024 and 1 September 2023 falling within the first year of the vesting cycle 1 March 2023 – 28 February 2024. Mr Fraser and Ms Magagula’s awards were prorated by 2/12 and 6/12 months respectively 7 Ms Steyn received a prorated 2024 performance share award due to her appointment date of 1 June 2024 falling within the first year of the vesting cycle 1 March 2024 – 28 February 2025. Ms Steyn’s award was prorated by 9/12 months 8 Ms Bardien’s performance share vesting is prorated to her contractual exit date of 31 January 2024. Her 2022 and 2023 awards are prorated to 23/36 and 11/36 months respectively 9 Mr Chohan’s performance share vesting is prorated to his contractual exit date of 31 August 2024. His 2022, 2023 and 2024 awards are prorated to 30/36, 18/36 and 6/36 months respectively 10 Mr Griffith’s performance share vesting is prorated to his contractual exit date of 31 December 2023. His 2021 and 2022 awards are prorated to 34/36 and 22/36 months respectively 11 Mr Mathews’ performance share vesting is prorated to his contractual exit date of 31 March 2024. His 2022, 2023 and 2024 awards are prorated to 25/36, 13/36 and 1/36 months respectively 12 Mr Mortoti’s performance share vesting is prorated to his contractual exit date of 30 June 2024. His 2022, 2023 and 2024 awards are prorated to 28/36, 16/36 and 4/36 months respectively 13 Mr Schmidt’s performance share vesting is prorated to his contractual exit date of 30 June 2024. His 2022, 2023 and 2024 awards are prorated to 28/36, 16/36 and 4/36 months respectively GOLD FIELDS Governance and Remuneration Report 2024 64 Overview Governance review Remuneration Report Administration and corporate information

Section 3: Implementation Report continued Non-executive director fees (US$’000) NEDs were paid the following committee and Board fees for 1 January 2024 to 31 December 2024 as per the rates approved by the shareholders as per special resolution 2 at the 2024 AGM. Non-executive directors US$’000 2024 directors’ fees 2024 committee fees 2024 total Board fees 2023 total Board fees 2024 total subsidiary Board fees 2023 total subsidiary Board fees YGH Suleman1 231.96 — 231.96 197.50 — — S Reid2 150.97 — 150.97 128.57 34.04 33.38 A Andani3 91.40 80.97 172.38 154.42 81.46 78.46 P Bacchus4 91.40 90.64 182.04 156.12 — — ZBM Bassa5 37.74 10.35 48.09 — — — MC Bitar 91.40 51.98 143.39 141.41 — — T Goodlace 81.21 52.63 133.83 108.96 — — SL McCrae6 37.74 4.33 42.07 — — — JE McGill 91.40 72.29 163.69 161.25 — — PG Sibiya7 81.21 63.26 144.47 118.01 — — CAT Smit 81.21 52.92 134.13 47.62 — — Board and committee fees are paid monthly and determined annually. The monthly fees reported are for the reporting period of 1 January to 31 December 2024. Ad hoc/Investment Committee meetings are paid based on attendance only. In February 2024, the Board reconstituted the ad hoc Investment Committee as a permanent Strategy and Investment Committee, and its fees aligned to other non-Audit Committees from 1 June 2024 1 Mr Suleman receives an all-inclusive fee as Chairperson of the Board 2 Mr Reid is the Lead Independent Director and receives an all-inclusive fee. He is a director of various subsidiaries in the Netherlands and Isle of Man. Fees are paid by Gold Fields Netherlands Services BV and Gold Fields Orogen Holding (BVI) Limited, respectively 3 Mr Andani is a director of subsidiaries Gold Fields Ghana Limited and Gold Fields Abosso Limited. The fees for these subsidiary boards are not determined by GFL. Appointed as member of the Strategy and Investment Committee from 1 June 2024 4 Mr Bacchus remunerated as Chairperson of the Strategy and Investment Committee from 1 June 2024 5 Appointment of Ms Bassa as an NED of the Board and a member of the Audit Committee, effective 2 August 2024. Fees pro rata from effective date. Appointed as member of the Risk, Remuneration and Strategy and Investment Committees effective 1 December 2024 6 Appointment of Ms McCrae as an NED of the Board, effective 2 August 2024. Fees pro rata from effective date. Appointed as member of the Technical Committee (previously Capital Projects, Control and Review); Social, Ethics and Transformation; Safety, Health and Sustainable Development; and Strategy and Investment Committees effective 1 December 2024 7 Appointment of Ms Sibiya as a member of the Strategy and Investment Committee effective 1 December 2024 Non-binding advisory vote – Implementation Report As set out in King IV, shareholders are required to cast non-binding advisory votes on the Remuneration Policy and Implementation Report at Gold Fields’ AGM on 28 May 2025. Should there be a vote that constitutes less than 75% for the adoption of the above, we will embark upon a process of shareholder engagement to understand the drivers of the dissenting votes and discuss potential remedial measures. GOLD FIELDS Governance and Remuneration Report 2024 65 Overview Governance review Remuneration Report Administration and corporate information

Administration and corporate information Gold Fields Limited Incorporated in the Republic of South Africa Registration number 1968/004880/06 JSE, NYSE, DIFX Share code: GFI Issuer code: GOGOF ISIN: ZAE000018123 Company Secretary Anr&eacute; Weststrate Tel: +27 11 562 9719 Fax: +27 86 720 2704 email: anr&eacute;.weststrate@goldfields.com Registered Office Johannesburg Gold Fields Limited 150 Helen Road Sandown Sandton 2196 Postnet Suite 252 Private Bag X30500 Houghton 2041 Tel: +27 11 562 9700 Office of the United Kingdom Secretaries London St James’s Corporate Services Limited Suite 31, Second Floor 107 Cheapside London EC2V 6DN United Kingdom Tel: +44 (0) 20 7796 8644 email: general@corpserv.co.uk American depository receipts transfer agent Shareholder correspondence should be mailed to: BNY Mellon PO Box 43006 Providence RI 02940-3078 Overnight correspondence should be sent to: BNY Mellon 150 Royall Street, Suite 101 Canton, MA, 02021 email: shrrelations@cpushareownerservices.com Phone numbers Tel: 866 247 3871 Domestic Tel: 201 680 6825 Foreign Sponsor J.P. Morgan Equities South Africa Proprietary Limited 1 Fricker Road Illovo, Johannesburg 2196 South Africa Investor and media enquiries Jongisa Magagula Tel: +27 11 562 9775 Mobile: +27 82 562 5288 email: jongisa.magagula@goldfields.com Thomas Mengel Tel: +27 11 562 9849 Mobile: +27 72 493 5170 email: thomas.mengel@goldfields.com Transfer secretaries South Africa Computershare Investor Services Proprietary Limited Rosebank Towers 15 Biermann Avenue Rosebank Johannesburg 2196 Private Bag X9000 Saxonwold 2132 Tel: +27 11 370 5000 Fax: +27 11 688 5248 United Kingdom MUFG Corporate Markets (formerly Link Group) Central Square 29 Wellington Street Leeds, LSI 4 DL England Tel: +44(0) 371 664 0300 Calls are charged at the standard geographic rate and will vary by provider. Calls outside the United Kingdom will be charged at the applicable international rate. Lines are open between 09:00 and 17:30, Monday to Friday excluding public holidays in England and Wales. email: shareholderenquiries@cm.mpms.mufg.com Listings JSE/NYSE/GFI Directors: YGH Suleman (Chairperson), MJ Fraser* (Chief Executive Officer), AT Dall* (Chief Financial Officer), A Andani#, PJ Bacchus†, ZBM Bassa, MC Bitar@, TP Goodlace, SL McCrae&, JE McGill^, SP Reid^, PG Sibiya, CAT Smit South African unless otherwise stated. ˆAustralian, †British, &Canadian, @Chilean, #Ghanaian, *Executive director www.goldfields.com GOLD FIELDS Governance and Remuneration Report 2024 66 Overview Governance review Remuneration Report Administration and corporate information

Creating enduring value beyond mining
1 GOLD FIELDS Climate Change and Environment Report 2024 1 Creating enduring value beyond mining 2024 Gold Fields Limited Climate Change and Environment Report 2024

Contents GOLD FIELDS Climate Change and Environment Report 2024 2 Welcome to our Climate Change and Environment Report (CCER) for the year ended 31 December 2024. About this report 3 Introduction 4 Gold Fields operations’ environmental performance at a glance 5 Reflections from our CEO and SHSD Committee Chairperson 6 2024 highlights and performance against 2030 targets 7 Gold Fields’ climate change and environmental stewardship journey 8 Governance 10 Climate change and environment leadership and management 11 Position and policies 12 Resilience to climate change 13 Climate-related risk management processes 14 Financial risks: the impact of weather events on Gold Fields’ financial performance 15 Asset-based physical risks 16 Country-based transition risks 20 Our Decarbonisation Strategy and roadmap 22 Gold Fields’ Decarbonisation Strategy 23 Electricity mix 26 Towards a zero-emissions mining fleet: decarbonising material transport 27 Scope 3: Decarbonising our supply chain 28 Environmental performance 29 Overview 30 Nature 31 Energy and carbon management 32 Water stewardship 35 Integrated mine closure 40 Tailings storage facility management 41 Data and assurance 43 Group and operational carbon and environmental performances 44 External assurance statement 46 Task Force on Climate-Related Financial Disclosures Index 48 Disclaimer and forward-looking statements 50 Glossary 51 Administration and corporate information 52 About our cover The cover photo of our 2024 Climate Change and Environment Report shows monitoring work at a revegetated tailings storage facility (TSF) in Ghana. The secondary photo shows solar panels at Granny Smith. Send us your feedback We value your feedback on our reporting suite. To support our efforts to report on the issues our stakeholders care about, please send any feedback and questions to investors@goldfields.com or sustainability@goldfields.com. You can also visit www.goldfields.com and download the feedback form. linkedin.com/ company/gold-fields business.facebook.com/ GoldFieldsLTD @GoldFields_LTD instagram.com/ goldfields_ltd/ Navigation icons Further information available online Further reading available within this report

About this report Our CCER contains information about Gold Fields’ climate change and environment-related stewardship and performance relating to the atmosphere (energy and carbon management), freshwater (water stewardship) and land use (mine closure and tailings stewardship). The report provides information about our performance in 2024 at both a Group and operation level, where appropriate, as well as progress against our 2030 social and environmental targets. Interactive features are incorporated for ease of navigation – including links to additional information available on our website or other reports included in our reporting suite. As part of Gold Fields’ integrated annual reporting suite, this report should be read in conjunction with the Integrated Annual Report (IAR) and Report to Stakeholders, as well as relevant information on our website, such as our ESG databook. Our full reporting suite is outlined in our 2024 IAR. Reporting boundary and landscape The reporting boundary is informed by the operational control consolidation approach as set out in the Greenhouse Gas (GHG) Protocol. Unless stated otherwise, non-financial data included in this report relates to our eight operating mines and excludes Salares Norte (which has not yet achieved commercial levels of production) and the Windfall project. All energy, water and carbon data per operation is based on the operation’s managed production. Consideration of global standards We are dedicated to transparent reporting, providing stakeholders with the information needed to assess our performance and understand the challenges and risks we face. To support this commitment, we have considered the following global frameworks, standards and principles: • The CDP (Carbon Disclosure Project) • Sustainability Accounting Standards Board Metals and Mining Standard • Global Reporting Initiative Universal Standards • Johannesburg Stock Exchange (JSE) Sustainability and Climate Disclosure Guidance • The ICMM Sustainable Development Framework, Mining Principles and Performance Expectations • World Gold Council (WGC) Responsible Gold Mining Principles • The IFRS International Sustainability Standards Board’s (ISSB) climate-related disclosure standard, which includes the Task Force on Climate-Related Financial Disclosures (TCFD) Recommendations PwC Inc. provided an independent reasonable assurance opinion (RA) over key sustainability information in this report. Refer to our website for the definitions used in preparing assured information: https://www.goldfields.com/sustainability- performance.php GOLD FIELDS Climate Change and Environment Report 2024 3 United Nations Sustainable Development Goals As a responsible gold miner, we believe we can create lasting socio-economic value for our people, host communities and governments. The United Nations (UN) Sustainable Development Goals (SDGs)  – a universal call to action to end poverty, protect the planet and ensure that by 2030 all people enjoy peace and prosperity – are key to our purpose of creating enduring value beyond mining. While we recognise the equal importance of all 17 SDGs, we prioritise 12 where we believe we have the greatest ability to deliver meaningful impact. Introduction Governance Resilience to climate change Our Decarbonisation Strategy and roadmap Environmental performance Data and assurance TCFD Index Disclaimer and forward- looking statements Glossary Administration

GOLD FIELDS Climate Change and Environment Report 2024 4 Gold Fields operations’ environmental performance at a glance 5 Reflections from our CEO and SHSD Committee Chairperson 6 2024 highlights and performance against 2030 targets 7 Gold Fields’ climate change and environmental stewardship journey 8 In this section Introduction Gold Fields’ Western Australian operations, depicted here, make extensive use of renewable electricity sources Introduction Governance Resilience to climate change Our Decarbonisation Strategy and roadmap Environmental performance Data and assurance TCFD Index Disclaimer and forward- looking statements Glossary Administration

Gold Fields operations’ environmental performance at a glance GOLD FIELDS Climate Change and Environment Report 2024 5 Attributable gold production2 Energy intensity 287koz 8.81GJ/oz Renewable electricity Scope 1 and 2 emissions 9% 231kt CO2e Emissions intensity (Scope 1 and 2) Water recycled/ reused3 804kg CO2e 36% Gruyere, Australia1 Granny Smith, Australia St Ives, Australia Agnew, Australia South Deep, South Africa1 Attributable gold production Energy intensity 287koz 3.80GJ/oz Renewable electricity Scope 1 and 2 emissions 7% 119kt CO2e Emissions intensity (Scope 1 and 2) Water recycled/ reused3 412kg CO2e 26% Attributable gold production Energy intensity 331koz 5.52GJ/oz Renewable electricity Scope 1 and 2 emissions 0 195kt CO2e Emissions intensity (Scope 1 and 2) Water recycled/ reused3 590kg CO2e 69% Attributable gold production Energy intensity 229koz 4.08GJ/oz Renewable electricity Scope 1 and 2 emissions 48% 74kt CO2e Emissions intensity (Scope 1 and 2) Water recycled/ reused3 320kg CO2e 52% Attributable gold production Energy intensity 267koz 7.26GJ/oz Renewable electricity Scope 1 and 2 emissions 17% 431kt CO2e Emissions intensity (Scope 1 and 2) Water recycled/ reused 1,614kg CO2e 77% Damang, Ghana1 Tarkwa, Ghana1 Salares Norte, Chile Cerro Corona, Peru Windfall project, Qu&eacute;bec, Canada Attributable gold production Energy intensity 134koz 5.15GJ/oz Renewable electricity Scope 1 and 2 emissions 0 114kt CO2e Emissions intensity (Scope 1 and 2) Water recycled/ reused 847kg CO2e 82% Attributable gold production Energy intensity 537koz 7.71GJ/oz Renewable electricity Scope 1 and 2 emissions 3% 420kt CO2e Emissions intensity (Scope 1 and 2) Water recycled/ reused 782kg CO2e 86% Attributable gold production Energy intensity 45koz Not reported Renewable electricity Scope 1 and 2 emissions 0 Not reported Emissions intensity (Scope 1 and 2) Water recycled/ reused Not reported Not reported Attributable gold production Energy intensity 173koz 6.89GJ/oz Renewable electricity Scope 1 and 2 emissions 100% 48kt CO2e Emissions intensity (Scope 1 and 2) Water recycled/ reused 278kg CO2e 84% Attributable gold production Energy intensity 0 Not reported Renewable electricity Scope 1 and 2 emissions 100% Not reported Emissions intensity (Scope 1 and 2) Water recycled/ reused Not reported Not reported 1 Data applies to 100% of these operations Introduction Governance Resilience to climate change Our Decarbonisation Strategy and roadmap Environmental performance Data and assurance TCFD Index Disclaimer and forward- looking statements Glossary Administration 2 For definition of attributable gold production, refer to p3 of our IAR 3 Water used is highly-saline and not easily recyclable

Reflections from our CEO and SHSD Committee Chairperson Our mining activities often impact our host communities and the environment in which they live. Successfully embedding sustainability considerations and practices into our business, to both manage these impacts and drive positive outcomes, is intrinsic to Gold Fields’ long-term performance and success. Responsible mining is embedded in pillar 2 of Gold Fields’ strategy to deliver positive social and environmental impact. This is supported by our 2030 targets, which include three social and three environmental priority areas. Our primary environmental commitment to communities is to ensure that we uphold the highest standards of environmental stewardship – a commitment we have successfully achieved for almost a decade by having zero serious environmental incidents. This is further supported by our 2030 targets related to climate change, water stewardship and tailings management to ensure we responsibly manage our natural resources and mitigate our impact on the environment. Gold Fields have adopted these programmes, targets and policies because they made sense for our business then, and continue to make sense for our business today. They form the foundation of our social licences to operate, which must endure beyond political, regulatory or economic cycles. This commitment is reflected in our reporting, as we aim for transparency in our disclosures to enable our stakeholders to clearly understand our performance, risks and opportunities. Gold Fields’ decarbonisation journey, which commenced in 2016, was driven by the need to secure our operations’ electricity supply and mitigate rapidly rising energy costs. Our investment in renewable energy microgrids is proving to be a valuable business solution while, at the same time, addressing one of the most critical challenges facing society: climate change. Applying a commercial lens has always been critical and our decarbonisation work prioritises energy resilience and cost-effective reduction in emissions while optimising operational efficiency and maintaining business sustainability. At the same time, we have adopted a portfolio-based view of our decarbonisation efforts, critically assessing where the greatest opportunities lie to enhance operational flexibility and energy security and meet our carbon reduction priorities. In doing this, we ensure capital resources are allocated efficiently by applying rigorous capital allocation criteria to these investments across our portfolio. Our two largest investments in renewables – South Deep’s Khanyisa solar plant, commissioned in late 2022, and the St Ives renewable energy project currently under construction – will both substantially reduce Scope 1 and 2 carbon emissions for these operations while also creating long-term energy resilience at reduced costs. To date, three of our Australian mines and South Deep have renewable electricity sources, while Cerro Corona in Peru and the Windfall project in Canada are fully supplied by hydropower. We have seen the benefits of these investments, with 18% of our electricity derived from renewable sources in 2024, compared with 3% in 2016. Our Scope 1 and 2 emissions are now 4% below the 2016 baseline. Our largest investment in renewables to date is expected to improve these metrics further, with construction of the US$195m solar and wind energy project at St Ives currently underway. The plant is scheduled for commissioning in early 2026. Through this investment, 73% of the mine’s electricity will be sourced from renewable energy – reducing the mine’s future Scope 1 and 2 emissions by approximately 50% a year and the Group’s emissions by 6% a year. It will also lead an estimated operating cost reduction of US$67/oz a year for the mine and affords long-term operational flexibility to this cornerstone asset in our portfolio. Our other operations are also investigating potential for further renewable electricity sources, but we will only proceed with these where it makes technical and commercial sense to do so. During 2023, we set a Scope 3 emission target: a net 10% reduction by 2030 against a 2022 baseline. At the time, these emissions comprised 36% of our overall emissions. While it is still early days, we continued to work towards this target in 2024 through extensive engagement with our main suppliers. Among our other environmental priorities, we focused our work in areas where we impact our stakeholders directly – namely, how we manage our tailings facilities and how we treat the water we require for our operations and for use by our neighbouring communities. For both these focus areas, we have teams conducting industry-leading work to achieve our 2030 targets. We discuss our 2030 environmental, social and governance (ESG) targets, as well as our performance against these, in detail throughout our reporting suite. Given that the strategies, programmes and initiatives to achieve our targets were established based on the knowledge and expectations of technology maturity in 2021, we have now initiated a mid-term review to be concluded in 2025. This review will assess our progress, future business models and technology readiness profiles. It will also help identify any gaps to deliver on the targets and support their extension to 2035 to accommodate portfolio growth and evolving technological capabilities. Having reviewed our performance over the year, we are more convinced than ever that our continued commitment to a sound environmental and social performance benefits our stakeholders, including host communities, and the business, and will translate into more sustainable returns for our shareholders. Mike Fraser Chief Executive Officer (CEO) Terence Goodlace Chairperson of the Safety, Health and Sustainable Development (SHSD) Committee GOLD FIELDS Climate Change and Environment Report 2024 6 “Our continued commitment to responsible management of our environmental and social impacts is key to delivering on our purpose and will translate into more sustainable returns for our shareholders” Mike Fraser CEO “Our decarbonisation work prioritises energy resilience and cost-effective reduction in emissions while optimising operational efficiency and maintaining business sustainability.” Terence Goodlace Chairperson of the SHSD Committee Introduction Governance Resilience to climate change Our Decarbonisation Strategy and roadmap Environmental performance Data and assurance TCFD Index Disclaimer and forward- looking statements Glossary Administration

2024 highlights and performance against 2030 targets Sustainability has long been part of Gold Fields’ way of doing business, with sustainability-related considerations and practices integrated into the operational management of our mines. The table below summarises our 2024 highlights and performance against the 2030 ESG targets, as well as the relevant climate and environment-related key performance indicators (KPIs) incorporated into our two sustainability-linked five-year loans – a US$1.2bn revolving credit facility (RCF) and A$500m Australian syndicated credit facility (collectively the sustainability-linked credit facilities). Description of ESG performance 2030 target 2025 target 2024 performance 2023 performance Environmental performance Serious environmental incidents (Level 3 – 5)1 0 0 0 0 Decarbonisation Reduce absolute emissions from 2016 baseline (Scope 1 and 2)2 50% 15%, subject to mid-point review 15% 12% Reduce net emissions from 2016 baseline (Scope 1 and 2) 30% 0.2%, subject to mid-point review 4% 4% Reduce net emissions from 2022 baseline (Scope 3) 10% 4% 16% 3% Water stewardship Water recycled or reused (percentage of total water used) 80% 73% 74%RA 74% Reduce freshwater withdrawal from 2018 baseline 45% 17% 23% 39% Tailings stewardship Conformance with Global Industry Standards on Tailings Management (GISTM) Conform by 2025 Conform by 2025 On track On track Reduce the number of active upstream-raised TSFs from five to three 3 3 4 5 Description of KPI as set out in the sustainability-linked credit facilities 2024 target3 2024 performance4 2023 performance Cumulative annual carbon abatement of absolute Scope 1 and 2 carbon emissions through renewable projects since inception and validation of the Group’s 2030 net Scope 1 and 2 carbon emissions reduction targets by 31 December 2024 100kt CO2e 86kt CO2eRA 75kt CO2e Validation of the Group’s 2030 net Scope 1 and 2 carbon emissions reduction targets by 31 December 2024 Validation of the Group’s 2030 net Scope 1 and 2 carbon emissions reduction targets was obtained from the Carbon Trust5 during December 2024 Water recycled or reused 75% 74%RA 74% Percentage of women representation among employees 24% 25% 25% 1 A Level 3 incident results in limited non-conformance or non-compliance, with ongoing but limited environmental impact. Level 4 and 5 incidents include major non-conformances or non-compliances, which could result in long-term environmental harm 2 Absolute emission reductions relate to emission reduction from a projected business as usual emission trajectory based on production growth rate 3 In 2024, one of the three targets was met: the percentage of women in the total workforce. Consequently, the interest rates on the sustainability-linked credit facilities will increase by 0.025% per annum in accordance with the terms 4 Calculated in accordance with the standards published by the GHG Protocol Corporate Accounting and Reporting Standard 5 Statement by the Carbon Trust: the Carbon Trust assessed Gold Fields’ net emissions reduction target against internationally-recognised pathways aligned with achieving no more than 1.5°C global warming by 2050. Four pathways were considered, the SBTi absolute contraction (AC) pathway for absolute emissions, SBTi AC pathway for emissions intensity, Transition Pathway Initiative emissions intensity pathway for diversified mining and the International Energy Agency Net Zero Emissions (IEA NZE) by 2050 pathway for absolute emissions. The assessment concluded that Gold Fields’ business as usual emissions forecast is closely aligned to the TPI 1.5C emissions intensity pathway. The TPI 1.5C trajectory for the diversified mining sector is based on IEA Net Zero Emissions Scenarios GOLD FIELDS Climate Change and Environment Report 2024 7 Introduction Governance Resilience to climate change Our Decarbonisation Strategy and roadmap Environmental performance Data and assurance TCFD Index Disclaimer and forward- looking statements Glossary Administration

Gold Fields’ climate change and environmental stewardship journey 2011 – 2015 Foundational 2016 – 2021 Setting our 2030 strategy 2022 – 2024 Implementing our 2030 strategy 2025 – 2030 Moving towards targets 2031 – 2035 Moving towards a sustainable future 2036 – 2050 Moving towards net zero and environmental excellence Governance • Developed a Group Energy and Carbon Strategy • Reported emissions in accordance with the CDP • Received ISO 14001 environmental management certification for all assets • Environmental, Carbon and Materials Stewardship Management Policy Statements approved by Board • Assessed asset-specific energy security requirements • Adopted climate change reporting based on TCFD recommendations • Commenced with ISO 50001 certification • Established energy forum • Signed Paris Agreement • Climate Change, Water, Materials and Supply Chain Stewardship Policy Statements approved by Board • Established an Environmental Working Group • Prepared Environmental Incident Classification and Reporting Guideline, which is revised annually • Introduced decarbonisation targets into long-term incentive plan (LTIP) • Climate Change Steering Committee instrumental in progress • Established Decarbonisation Community of Practice • Initiated ESG SOX project to enhance and formalise sustainability-related data governance, disclosure and controls • Received ISO 50001 certification at all assets • Refinanced US$1.2bn RCF and A$500m Australian syndicated credit facility – including climate change and water targets • Mid-point review to align to our 2035 aspirations and technology portfolio (see p6 for more detail) • Increase integrated carbon reporting and visualisation, e.g. fleet management systems, long-term mine planning tools • Include carbon standards in supplier assessments • Automate emissions data management and reporting in real time • Develop an offset strategy and detailed nature-based solutions Risk and opportunities and adaptation • Conducted first and second round of five-yearly climate change risk and vulnerability assessments • Developed three lines of assurance risk adaptation framework • Implemented climate adaptation into capital management Group business cycles • Completed climate change resilience and vulnerability studies for the Group’s TSFs, water management and flood prevention structures • Implemented identified improvement opportunities • Maintained seasonal stockpiling of critical supplies and spares at vulnerable assets • Enhance medium-term weather and storm forecasting • Conduct third round of five-yearly climate change risk and vulnerability assessment per asset • Deliver climate adaptation programme GOLD FIELDS Climate Change and Environment Report 2024 8 Introduction Governance Resilience to climate change Our Decarbonisation Strategy and roadmap Environmental performance Data and assurance TCFD Index Disclaimer and forward- looking statements Glossary Administration

Gold Fields’ climate change and environment journey continued 2011 – 2015 Foundational 2016 – 2021 Setting our 2030 strategy 2022 – 2024 Implementing our 2030 strategy 2025 – 2030 Moving towards targets 2031 – 2035 Moving towards a sustainable future 2036 – 2050 Moving towards net zero and environmental excellence Decarbonisation • Developed energy security assessments and five-year regional plans • Developed energy efficiency plan and initiatives • Conducted prefeasibility and feasibility studies on renewable and alternative energy options • Set 2030 Scope 1 and 2 emissions targets • Assessed renewable and alternative energy options • Commenced trialling diesel-electric trucks • Implemented significant renewable electricity projects: – Granny Smith (8MW solar, 2MW battery) – Agnew (18MW wind, 4MW solar, 13MW battery) • Re-baselined Scope 3 emissions and set target for a 10% net reduction in Scope 3 emissions by 2030 • Implemented significant renewable electricity projects: – Gruyere (12MW solar, 4MW battery) – South Deep (50MW solar) – Tarkwa (1MW grid renewables) – Cerro Corona (100% renewables) • Mid-point review of Decarbonisation Strategy • Material handling studies to support underground decarbonisation • Further implementation of technology solutions for energy efficiency • Implement significant renewable electricity projects: – Granny Smith (11MW solar, 7MW battery expansion) – St Ives (42MW wind, 35MW solar) – South Deep renewable expansion • Update reporting and visualisation • Continue implementing technology solutions for energy efficiency • Introduce electric underground mine • Set annual targets for suppliers with short interval control • Leverage material handling methods and maturing GHG technologies for open pits • Implement site-specific natural climate offsetting solutions • Maintain full visualisation of energy in real time • Committed to full renewable electrical supply by 2050 • Eliminate all use of diesel vehicles • Verify adopted carbon offsets • Introduce net-zero targets for all suppliers and products Water stewardship • Commenced annual CDP Water submissions • Implemented predictive and dynamic water balances • Set 2030 water targets • Implemented ICMM Water Position Statement and Reporting Guideline • Developed and approved Group and regional water strategies, which are supported by three-year water tactical plans • Started adopting a catchment management approach • Conducted climate change resilience assessment of water- containing infrastructure • Updated Group and regional water strategies, supported by three-year water tactical plans • Implemented ICMM Water Stewardship Maturity Framework and third-party verification • Implemented three-year water tactical plans and reporting (2024 – 2026) • Mid-point review of water-related 2030 ESG targets • Review and update Group Water Guideline • Review and update three-year water tactical plans • Continuous improvement of water stewardship aligned with ICMM Water Stewardship Maturity Framework • Maintain performance in line with ICMM Water Stewardship Maturity Framework, Group targets and asset-based tactical plans Tailings stewardship • Commenced implementing GISTM, which was released in August 2020 • Appointed key Group roles • Approved Group Tailings Management Policy • Developed stewardship portals • Disclosed GISTM conformance status for high priority TSFs at Cerro Corona and Tarkwa in August 2023 • Released the internal Tailings Management Standard • Disclose GISTM conformance status for all other TSFs in August 2025 • Reduce the number of active upstream-raised TSFs from five to three • Maintain conformance with the GISTM • Maintain conformance with GISTM • Consider tailings repurposing Nature • Prepared Group Biodiversity Guideline • Conducted a nature baseline risk assessment • Adopted the ICMM’s 2024 Nature Position Statement • Implement plans to ensure conformance with the ICMM’s Nature Position Statement • Move towards nature-positive performance GOLD FIELDS Climate Change and Environment Report 2024 9 Introduction Governance Resilience to climate change Our Decarbonisation Strategy and roadmap Environmental performance Data and assurance TCFD Index Disclaimer and forward- looking statements Glossary Administration

GOLD FIELDS Climate Change and Environment Report 2024 10 Climate change and environment leadership and management 11 Position and policies 12 In this section Governance Employees at South Deep in South Africa and an overview of the mine’s twin shafts and TSF Introduction Governance Resilience to climate change Our Decarbonisation Strategy and roadmap Environmental performance Data and assurance TCFD Index Disclaimer and forward- looking statements Glossary Administration

Climate change and environment leadership and management Climate change and environmental governance is fundamental to the way Gold Fields addresses the impacts of climate change and ensures that we remain a responsible steward of the natural environment. The Climate Change and Environment Governance Framework, as set out below, illustrates how we integrate leadership, management and operational implementation and execution both from a top-down Group perspective and a bottom-up asset-based perspective. During the year, we made a significant strategic shift from a regional three-layered (Group, regions, operations) structure to a function-led, two-layered (Group, operations) organisational structure. This redesigned structure also reflects in our Climate Change and Environment Governance Framework. Climate Change and Environment Governance Framework Group Board of Directors Safety, Health and Sustainable Development Committee Technical Committee (previously the Capital Projects, Control and Review Committee) Remuneration Committee Risk Committee Strategy and Investment Committee Leadership • Sets the strategic direction and provides guidance • Conducts quarterly reviews of environmental risks management • Monitors progress against environmental and climate change targets • Oversees the Group’s TSF management and GISTM implementation • Oversees the Group’s Climate Change Strategy and its implementation • Monitors Salares Norte as a qualifying project and developing asset • Reviews progress of other qualifying Gold Fields projects and joint ventures, including the Windfall project in Qu&eacute;bec, Canada • Oversees and approves capital expenditures • Oversees the Group’s Remuneration Strategy, including climate and environmental- related KPIs included in the Group’s Balanced Scorecard and LTIP of executives and management View our Remuneration Report here. • Reviews risk appetite and tolerance • Evaluates the Group’s strategic risks and opportunities • Identifies Group catastrophic risks, which have the potential to cause severe business interruptions • Transitioned from an ad hoc Investment Committee to the full-time Strategy and Investment Committee • Considers and recommends to the Board the Group’s strategy • Oversees and approves capital allocation and the broader application of the Group Capital Application Framework Chief Executive Officer Executive Committee Climate Change Steering Committee Water Working Group Mine Closure Discipline Development Group Tailings Discipline Development Group Strategic management • Leads the Executive Committee and management teams to develop and implement the Group’s climate change and environment-related strategies • Implements the Company’s climate change and environment-related strategies • Oversees decarbonisation Scope 1, 2 and 3 emissions, including mid-point review • Oversees climate risk and adaptation – including flooding and inundation study • Reviews climate financing opportunities and carbon pricing • Conducts LTIP review • Reviews key renewables projects • Reviews and strategises on matters of common concern and actions required to address these • Ensures alignment on key priorities and projects • Shares best practices and thought leadership • Provides closure leadership and support to assets and new projects • Ensures closure discipline is optimised, aligned, standardised and leveraged to deliver benefits across Gold Fields’ assets, operations and projects • Shares experiences, case studies and lessons learned from past and ongoing mine closure projects • Promotes the adoption of globally recognised standards and innovative approaches to mine closure • Provides tailings leadership and support to assets and new projects • Ensures tailings discipline is optimised, aligned, standardised and leveraged to deliver benefits across Gold Fields’ assets, operations and projects Assets General Manager Site leadership teams Energy management Water Working Committee Mine Closure Steering Committee Tailings Community of Practice Operational management • Leads the site executive teams to ensure operational implementation and execution, and reports to the Group’s Executive Committee • Ensures operational implementation and execution of the various site-specific functions • Updates management plan and guideline annually • Develops portfolio of energy projects • Completes measurement and verification • Provides quality assurance on measuring systems • Provides reporting • Oversees: – Water-related risks – The Group’s 2030 Water Strategy, along with implementation actions – Three-year tactical plans – Life-of-mine (LOM) water security plans – Water costs – Water projects • Oversees: – Attainment of Gold Fields’ objectives of achieving integrated closure planning and costing and enhancing social licence for closure – Adequate integration of closure into decision- making and business processes throughout the life of the asset – Development and implementation of updated mine closure plans that meet ICMM’s standards and national compliance obligations – Regular and timeous updates of closure cost estimates (CCE) that meet all compliance obligations – Implementation of concurrent closure programmes – Alignment of socio-economic transitions with social investment during LOM • Focuses on implementing the GISTM and sharing lessons from global TSFs • Facilitates the exchange of technical, operational and governance insights related to tailings management • Provides a forum for discussion challenges, developing solutions and addressing risks in tailings management • Provides centralised access to guidelines, case studies, tools and resources like GISTM, ICMM documents and tailings risk assessment frameworks GOLD FIELDS Climate Change and Environment Report 2024 11 Introduction Governance Resilience to climate change Our Decarbonisation Strategy and roadmap Environmental performance Data and assurance TCFD Index Disclaimer and forward- looking statements Glossary Administration

Position and policies Policies and policy statements setting out climate and environmental commitments are a critical part of the Group’s dedication to good governance. As an active member of industry bodies like the ICMM and WGC, we strive to embed international industry best practices into our Group and asset-based strategies. We take a leading role in implementing and operationalising these best practices, participating in industry consortiums and projects like the GISTM, and forming part of the group developing the ICMM’s recently released Nature Position Statement. Gold Fields’ environmental commitments Key implementation actions • Responsible stewardship and sustainable use of natural resources to reduce adverse impacts and maximise positive impacts on the environment • Described in this report on p30 – 42 • Continuously implement an externally-certified environmental management system • Maintained ISO 14001 certification of all assets (Windfall not yet assessed) • Maintain legal and other compliance • Maintained legal compliance and compliance with voluntary commitments • Protect and enhance biodiversity and ecosystems through integrated land management • Continued to implement the Group’s internal Biodiversity Guideline • Continued the Nature Baseline Risk Assessment • Continued to align with the ICMM Nature Position Statement • Maintain progressive rehabilitation and ensure social aspects are incorporated into mine closure planning • Progressive rehabilitation continued, limiting closure liabilities and restoring areas as per biodiversity loss mitigation hierarchy • Social transition considerations are incorporated into mine closure plans, especially at our Damang and Cerro Corona mines, which are approaching the end of their commercial lives-of-mine from 2030 onwards • Gold Fields Group legacy programmes are designed, among others, to build long-term social, economic and environmental resilience • Ensure proactive stakeholder engagement and communication • Maintained through annual operation and project-specific stakeholder engagement plans • Apply waste mitigation hierarchy • Continued at all assets. Waste generated across the Group decreased to 28.61kt in 2024 (2023: 31.20kt) • Recycled/reused 50% of waste generated • Achieve environmental performance targets and objectives, including our target of having zero Level 3 — 5 environmental incidents, supported by reporting on our performance against targets • Maintained zero Level 3 — 5 environmental incidents • Performance against this and other targets reported on p7 • Maintain certification to the International Cyanide Management Code • All assets that use cyanide are fully certified to the International Cyanide Management Code • Conduct employee training and awareness • Continued at all assets through induction and other programmes In relation to developing and continuously reviewing policy statements relating to climate change, water stewardship and tailings governance, we have drawn from the industry thought leadership provided by the ICMM through the respective Position Statements. These Position Statements set out the approach of ICMM members and their commitments to dealing with these environmental matters, summaries of which are set out below. Climate Change: outlines commitments to address climate change in line with the goals of the Paris Agreement. Key commitments include setting clear pathways to achieve net-zero Scope 1 and 2 GHG emissions by 2050 or sooner, accelerating efforts to reduce Scope 3 emissions, integrating climate risks into decision-making, and supporting community resilience to climate impacts. Members commit to transparent reporting aligned with the TCFD, advocating for effective climate policies, and promoting low-carbon technologies and carbon pricing. Water Stewardship: sets out commitments to responsible water management. Members commit to strong and transparent water governance, including public disclosure of water stewardship approaches, clear accountability structures, and integration of water considerations into business planning. Members pledge to manage water at operations effectively, maintaining water balances, setting context-specific targets and ensuring access to clean water and sanitation for employees. Additionally, members commit to collaborative action for sustainable water use, engaging stakeholders, supporting catchment-level water management and advocating for effective water governance. Tailings Governance: sets out commitments to minimise the risk of catastrophic TSF failures. Members commit to implementing a Tailings Governance Framework based on six key elements: accountability, responsibility and competency (ensuring clear governance structures and expertise); planning and resourcing (securing financial and human resources for TSF management); risk management (identifying, assessing and mitigating TSF risks); change management (evaluating risks arising from operational or environmental changes); emergency preparedness and response (establishing clear protocols for failure warning and mitigation); and review and assurance (conducting internal and external assessments for continuous improvement). How we applied these commitments – through our policy statements, underpinned by implementation actions – is detailed in sections four and five of this report. For more information on the ICMM’s commitments, please see the ICMM website. GOLD FIELDS Climate Change and Environment Report 2024 12 Introduction Governance Resilience to climate change Our Decarbonisation Strategy and roadmap Environmental performance Data and assurance TCFD Index Disclaimer and forward- looking statements Glossary Administration

GOLD FIELDS Climate Change and Environment Report 2024 13 Climate-related risk management processes 14 Financial risks: the impact of weather events on Gold Fields’ financial performance 15 Asset-based physical risks 16 Country-based transition risks 20 In this section Resilience to climate change A member of our Ghana team, the Tarkwa processing plant and the Damang tailings storage facility that has been rehabilitated to include citrus fruit plantations Introduction Governance Resilience to climate change Our Decarbonisation Strategy and roadmap Environmental performance Data and assurance TCFD Index Disclaimer and forward- looking statements Glossary Administration

Climate-related risk management processes Gold Fields’ approach to enterprise risk management (ERM) is based on the requirements of King IVTM, the South African Corporate Governance Code of Conduct and ISO 31000 – the international guideline on risk management, which offers a globally recognised framework for identifying, assessing and managing risks. The Group also subscribes to the risk management requirements of the ICMM’s 10 Mining Principles, which focus on responsible and sustainable practices. This holistic approach seeks to ensure that Gold Fields integrates global, local and industry-specific best practices into its ERM Strategy. Our ERM process follows a top-down approach to categorising the Group’s risks, which include: • Group-wide strategic risks, which are broad risk categories that apply across Gold Fields and could materially impact the delivery of our strategy • Other strategic risks, which are more specific risk events that may apply to a particular asset or group of assets. These risks fall within a strategic risk category, but are potentially material enough to warrant specific highlighting and particular focus from our management teams • Catastrophic risks, which are potential disastrous events that may cause loss of life, extensive damage to infrastructure and prolonged production losses, and could significantly impact our stakeholders and Gold Fields’ reputation. Should a catastrophic risk event materialise, it may prompt a review of the Group’s strategy Risk management is integrated into all business processes. Our corporate and asset leadership teams conduct formal risk management reviews every quarter to assess the risks to the business and track and monitor progress against mitigating actions. These reviews are then presented to the Board’s Risk Committee biannually for verification. The climate-related risk management processes are based on Gold Fields’ ERM, and follow the same approach and methodology to identify and assess our risk appetite and tolerance levels. For each of our strategic risk categories, we define our risk appetite by identifying the risks we will not take, those risks we have to take and need to mitigate, and those risks we actively pursue. We then identify key risk indicators for the strategic risk categories and define tolerance limits for each indicator. We embed these indicators in our business performance management and reporting. Considering that 2024 exceeded previous records of being the hottest year globally – with an average global temperature of 1.6°C above the pre-industrial average – and, more sobering, the first calendar year with a global average temperature exceeding 1.5°C above pre-industrial level, it is imperative that we continuously improve our climate-related risk management. Below, we describe our exposure to climate and environment-related risk at a Group strategic level, risks with catastrophic impact, as well as individual operation impacts. Group-wide strategic risks Risk description Mitigating strategy Opportunities for value creation 10 (2023: 12) The Group’s failure to identify and mitigate climate-related events that may impact our operations or ability to execute our strategy, leading to operational disruptions and lost revenue. We adopted a comprehensive Decarbonisation Strategy, which specifies our carbon goals for 2030, and our 2025 priorities, which includes reviewing and updating our plans to deliver these 2030 goals. We also seek to leverage international standards and guidelines by, for example, complying with industry standards like GISTM. Given the changing environment and growing impact of rising global temperatures and extreme weather events, we are reviewing our climate change vulnerability risk assessments. We continue to enhance the resilience of our operations by rolling out renewable energy initiatives, and have implemented measures to mitigate the potential impact of extreme weather events, including flood management strategies, extreme temperature response plans and insurance cover. • Greater mix of renewable electricity • Leveraging new technologies • Improving asset resilience • Establishing and strengthening partnerships with government and communities Group catastrophic risks Risk Description Mitigating strategy 1 (2023: 1) TSF failure Catastrophic TSF embankment failure We strive to fully comply with the Group’s TSF Management Policy and Management Standard, as well as international guidelines like the Australian National Committee on Large Dams, SANS and CDA. Our combined assurance approach is bolstered by the annual Independent Geotechnical and Tailings Review Board reviews at Cerro Corona (Peru) and Tarkwa (Ghana), where our four TSFs with “extreme” or “very high” consequence category ratings are located. In addition, we continue to implement the GISTM in line with targets and timing. 3 (2023: 3) Flooding Major incident causing loss of life and property damage The typical design of Gold Fields’ operations considers probable precipitation and flood modelling to ensure we have appropriate mitigation measures in place. Flooding and other associated risks form part of the ICMM’s Critical Control Management programme, where control measures are audited internally and verified by independent parties. We recently initiated a flood study across all of our operations, and we are using the preliminary outcomes to define risk mitigation priorities going forward. GOLD FIELDS Climate Change and Environment Report 2024 14 Introduction Governance Resilience to climate change Our Decarbonisation Strategy and roadmap Environmental performance Data and assurance TCFD Index Disclaimer and forward- looking statements Glossary Administration

Financial risks: the impact of weather events on Gold Fields’ financial performance During the year, Gold Fields was not immune to the impact of extreme weather events. Notably, Chile endured its coldest winter in over 70 years, Peru experienced heavy rainfall – which affected Cerro Corona – while extreme flooding led to both infrastructure damage and business interruption at Gruyere in Australia. Flooding at Gruyere in Western Australia During March 2024, the tropical weather system resulted in a band of heavy and sustained rainfall of over 60% of the region’s average annual rainfall. This extreme rainfall caused flash flooding across eight local government areas, which led to both the Western Australian State and Australian Federal governments declaring a state of disaster and deploying emergency services and funding to assist the affected communities. The flooding severely impacted Gruyere mine and the surrounding communities, including the following: • Damage to surrounding infrastructure and the Great Central Mount Shenton-Yamarna roads • The Great Central Road – the main supply route to Gruyere – was closed by the local authorities from early March until the end of April 2024, which resulted in Gruyere being cut off in terms of supply of essential goods • Flooding of the open pit and processing plant with accompanying infrastructure and equipment damage and lack of access to the open pit • Cut off from access to the site’s landfill, requiring the construction of a temporary facility Gold Fields’ accumulated financial loss due to business interruption and infrastructure and property damage amounted to A$9.8m (US$6.4m), which is set to be recouped through insurance cover. Severe winter in Chile In 2024, Chile experienced an exceptionally severe winter, marked by the early onset and extended duration of unprecedented cold snaps and heavy snowfall. The inclement weather significantly impeded the commissioning and ramp-up of processing plant of the Salares Norte project in the Atacama region in the northern part of the country. The unseasonally cold weather caused material to freeze in the process plant’s piping, which resulted in the loss of at least two months of production, as well as concomitant downward production revision for 2024. The delay in the start-up of the mine also had an adverse impact on the Company’s share price. Heavy rains in Peru Production at our Cerro Corona mine in Peru was hampered by heavy rains, which compelled the mining of lower grade areas and consequently negatively impacted operational performance. Lessons learned and continuous revision of operational plans We are incorporating the impact of potential weather events in our business planning process through statistical modelling, which includes allowances for lost production days to weather events. Management also considered the impact on supply chain management, including ensuring we have sufficient stock levels during winter seasons, such as additional fuel storage at Gruyere and stock of additional critical components at Salares Norte. We continuously update and refine our operational plans to consider climate-related risks. We adjusted our modelling based on the assumption that these extreme weather events will occur more frequently than on average once in 100 years. GOLD FIELDS Climate Change and Environment Report 2024 15 Introduction Governance Resilience to climate change Our Decarbonisation Strategy and roadmap Environmental performance Data and assurance TCFD Index Disclaimer and forward- looking statements Glossary Administration Our Gruyere mine in Western Australia, Salares Norte in Chile and Cerro Corona in Peru were all impacted by extreme weather during 2024

Asset-based physical risks Gold Fields contracted third-party specialists to assess the flooding risk; climate change resilience and vulnerability; and performance management of water dams, pits, portals, flood protection levees and general stormwater features at all our operations. We appointed Engineer of Record (EOR) partners in the different jurisdictions to execute the studies. Part of the assessment was to develop a climate change risk assessment framework that can be applied consistently across operations. This project was designed using a multi-phase approach. Phase 1 includes developing a risk framework, the climate change section of the Tailings Guideline, and a Water Management Structure Design Guideline. Phase 2 includes meteorological baseline studies and climate change assessments for Tarkwa in Ghana and Cerro Corona in Peru. Phase 3 of the project includes meteorological baseline studies and assessments of climate change for Granny Smith (Australia), Gruyere (Australia), Agnew (Australia) and St Ives (Australia), South Deep (South Africa), and Salares Norte (Chile). The climate change assessment was based on climate change models provided in the Intergovernmental Panel on Climate Change’s Sixth Assessment Report (AR6) (2021) and provide for four emission scenarios to produce climate projections until 2100. The results were grouped into three overlapping periods: from 2030 to 2059 (the 2040s); from 2050 to 2079 (the 2060s); and from 2070 to 2099 (the 2080s). The analysis was completed for four Shared Socio-economic Pathways (SSPs), or climate change scenarios, available in peer- reviewed climate change research. The SSP3 – SSP7.0 pathway was selected as a “middle-upper” pathway for all sites other than Salares Norte (Chile), where the SSP5 – SSP8.5 pathway was selected as the most appropriate pathway. SSP5 – SSP8.5 assumes no change in emissions (business-as-usual) and is predicted to result in the highest degree of warming. Climate pathway chosen for Gold Fields’ risk assessment The SSP used for Gold Fields’ risk analysis is SSP3-7.0 titled “A Rocky Road”, which represents high challenges to mitigation and adaptation. Countries prioritise domestic, or at most, regional issues over global issues as a result of regional conflicts, increasing nationalism and concerns about competitiveness and security. This domestic prioritisation in relation to national and regional security issues also becomes evident in policies. National energy and food security goals receive greater focus over global goals and broader- based development. Budgets for investments in education and technological development are adjusted downward. Economic development is sluggish, consumption is driven by material consumption and inequalities become more pronounced. Industrialised nations have low population growth, while the opposite is evident in developing countries. Lacklustre international concern to address environmental issues results in severe environmental degradation in certain regions. GOLD FIELDS Climate Change and Environment Report 2024 16 Introduction Governance Resilience to climate change Our Decarbonisation Strategy and roadmap Environmental performance Data and assurance TCFD Index Disclaimer and forward- looking statements Glossary Administration Gold Fields has invested into community-based agriculture projects at its operations in Ghana, Peru and South Africa

Asset-based physical risks continued Asset-specific climate, climate change assessment and physical risks Australia Gruyere, Granny Smith, St Ives and Agnew Climate classification1 • Gruyere: hot desert climate • Granny Smith: hot semi-arid and hot desert climate • St Ives: hot semi-arid steppe climate • Agnew: hot desert climate with temperatures frequently exceeding 35°C and low and erratic rainfall Climate change assessment2 The expected mean annual air temperature increase by the 2040s: • Gruyere: 1.5°C I Granny Smith: 1.4°C I St Ives: 1.3°C I Agnew: 1.4°C The expected mean annual precipitation rate of change (percentage) by the 2040s: • Gruyere: -3% I Granny Smith: +1% I St Ives: -3% I Agnew: +2% The expected mean annual evapotranspiration increase by the 2040s: • Gruyere: 3% I Granny Smith: 3% I St Ives: +4% I Agnew: 3% Domain Risk Description Mitigation actions Operational Floods Adequacy of flood management and storage capacities to protect people and infrastructure • Maintain increased stock levels of critical supplies and parts • Integrate long-term modelling into closure planning for appropriate structures • Conduct flood modelling assessment for the Keringal borefield expansion • Undertake flooding inundation risk assessment study Decreased process water Decreasing availability and quality of process water • Conduct routine borefields monitoring, and investigate and expand Mt Morgan borefield • Conduct third-party water and borefields LOM water strategy review • Implement underground recycling project Temperature increase Increased ventilation requirements as mines move deeper and ambient temperature increases; increased energy consumption to cool workplaces and equipment • Participate in the Electric Mine Consortium and its research projects and initiatives, including improved ventilation in our underground operations Extreme precipitation Impact on TSF stability during periods of extreme precipitation • Ensure compliance with the GISTM Bushfires Safety of people and damage to infrastructure and impact on supply • Implement weatherzone system and predictive capacity Value chain Restricted access to water Government restricting access to water • Assess treatment technologies Broader social and natural environment Societal pressures Societal pressure to address climate change • Ongoing implementation of our Decarbonisation Strategy, which includes a mid-point review against our 2030 targets to be concluded during 2025 • Gold Fields adheres to all climate change-related regulation and legislation 1 According to the K&ouml;ppen-Geiger climate classification, which is a widely used system that categorises the world's climates based on temperature and precipitation patterns 2 The 2040s represent the first time period, ranging from 2030 to 2059 GOLD FIELDS Climate Change and Environment Report 2024 17 Introduction Governance Resilience to climate change Our Decarbonisation Strategy and roadmap Environmental performance Data and assurance TCFD Index Disclaimer and forward- looking statements Glossary Administration

Asset-based physical risks continued South Africa South Deep Climate classification1 • Oceanic subtropical highland climate, with dry and cold winters followed by wet and warm summers Climate change assessment2 • Expected mean annual precipitation increase by 1% by the 2040s • Expected mean annual air temperature increase by 1.7°C by the 2040s • Expected mean annual evapotranspiration increase by 8% by the 2040s Domain Risk Description Operational Increased volume and intensity of precipitation Increase in intensity and variability of precipitation resulting in unauthorised discharge into the Leeuspruit river • Ensure the design of all water dams meet one-in-50-year rainfall event • Upgrade Return Water Dam and Cascade Dam Droughts Increased drought periods reducing on-site water and increasing water demand from public utility, resulting in increased costs and/or render the public utility unable to supply required volumes of water • Reducing the use of public utility water through reverse osmosis plants • Implement expansion programme for the Scavenger wells • Water Conservation Demand Management Programme, in line with water balance Value chain Droughts Increased drought periods increasing water stress and resulting in electricity supply disruption and/or increase in electricity prices • 50MW Khanyisa solar plant, with ongoing studies for the expansion of renewable electricity supply Broader social and natural environment Increasing temperature and heatwaves Increase in temperatures and heatwaves resulting in increased water demand by Thusanang, which could result in community volatility and increased dependence on South Deep • Maintain consistent and transparent engagement with stakeholders including Rand Water local municipality Ghana Tarkwa and Damang Climate classification1 • Tropical savanna with West African monsoon Climate change assessment2 • Expected mean annual precipitation increase by 2% by the 2040s • Expected mean annual evaporation increase by 6% by the 2040s • Expected mean annual air temperature increase by 1.9°C by the 2040s Domain Risk Description Mitigation actions Operational Excess water Excess volumes of water and pit flooding with associated pumping and additional operational costs • Back-up pumping systems for pit dewatering • Weather/climate monitoring programmes, including early warning systems for enhanced mine planning • Reverse osmosis plant and wetland systems for water treatment Increased temperature Increased discomfort experienced and risk of heat-related illnesses • Continuous employee health checking and education relating to heat stress, malaria and other climate-impacted health issues • Hybrid-solar powered air-conditioning units in offices Deteriorating water quality Decreased quality of water available for processing purposes • Controlled discharge and land clearance controls • Active and passive water treatment systems, including reverse osmosis, clarifiers, wetlands, pit lakes and ponds • Effective hazardous materials management systems Value chain Extreme weather events Weather-related delays in transport of materials, critical equipment and spares • Increased stockpiling of critical spare parts to avoid operational stoppages • Continuous monitoring of side waterways during rainy season Broader social and natural environment Increased vulnerability Increased vulnerability of host communities due to impacts of climate change, including increased dependency on Gold Fields for service provision and financial support during crises • Increasing resilience of communities through water and sanitation committees, the Partnership for Sustainable Water, Sanitation and Hygiene (WASH) programme in Damang, and Small Town Water Supply Systems for host communities • Continued community malaria treatment programmes • Youth horticulture education and community-based horticulture programmes 1 According to the K&ouml;ppen–Geiger climate classification, which is a widely used system that categorises the world's climates based on temperature and precipitation patterns 2 The 2040s represent the first time period, ranging from 2030 to 2059 GOLD FIELDS Climate Change and Environment Report 2024 18 Introduction Governance Resilience to climate change Our Decarbonisation Strategy and roadmap Environmental performance Data and assurance TCFD Index Disclaimer and forward- looking statements Glossary Administration

Asset-based physical risks continued Chile Salares Norte Climate classification1 • Tundra climate, with high elevation and scarce or zero precipitation and low temperatures throughout the year Climate change assessment2 • Expected mean annual air temperature to increase by 2.4°C by the 2040s • Expected mean annual precipitation to decrease by 16% by the 2040s • Expected mean annual evapotranspiration to increase by 13% by the 2040s Domain Risk Description Mitigation actions Operational Snowmelt Increased variability of snowmelt that affects the availability of water for operational use • Establish contour channels to ensure water remains uncontaminated • Build trenches and ponds to increase storage capacity for process water Broader social and natural environment Contamination Contamination of groundwater or land as a result of seepage from the ore stockpile, TSF or waste storage facility (WSF) • Tailings drainage and water collection system • Water quality monitoring Impact on the Salar Grande (vegetation and lagoon systems) Potential impact on the Salar Grande due to operational water extraction • Regular monitoring of the vegetation and lagoon systems in the Salares Norte salt flat Peru Cerro Corona Climate classification1 • The site straddles both temperate oceanic climate and tundra, and is classified as a cold-summer Mediterranean climate Climate change assessment2 • Expected mean annual precipitation increase by up to 7% by the 2040s • Expected mean annual air temperature increase by 1.5°C by the 2040s • Expected mean annual evapotranspiration increase by 6% by the 2040s Domain Risk Description Mitigation actions Operational Extreme precipitation Pit flooding due to extreme precipitation • Enhancing pit dewatering system, including additional pumping lines and back-up equipment Water discharge from TSF due to overtopping in case of extreme precipitation • Implementing GISTM, including personnel training and real-time water level monitoring at TSF pond Broader social and natural environment Social demands Social demands related to water quality and quantity • Implementing water projects with the local authorities and communities • Compliance with commitments of water licences 1 According to the K&ouml;ppen-Geiger climate classification, which is a widely used system that categorises the world's climates based on temperature and precipitation patterns 2 The 2040s represent the first time period, ranging from 2030 to 2059 GOLD FIELDS Climate Change and Environment Report 2024 19 Introduction Governance Resilience to climate change Our Decarbonisation Strategy and roadmap Environmental performance Data and assurance TCFD Index Disclaimer and forward- looking statements Glossary Administration

Country-based transition risks The shift towards a lower-carbon economy brings about climate change transition risks impacted by regulatory changes, market and consumer preference swings, technological advancements, and societal pressures aimed at mitigating climate change. These risks can manifest in various forms, including increased costs related to carbon pricing or emissions regulations, disruptions due to the adoption of new technologies or energy sources, reputational damage from failing to meet sustainability expectations, and the physical impacts of climate change itself. It is crucial for Gold Fields to keep abreast of and address these transition risks as they affect not only compliance with evolving regulations but also long-term strategic planning and stakeholder engagement across the Company’s diverse geographical operations. In this context, climate change transition risks are particularly important to monitor on a country basis, where each country presents its own unique set of challenges and opportunities in response to the global shift toward a more sustainable future. Key legislation Policy and regulations Carbon tax Nationally Determined Contributions Climate reporting Gold Fields’ response Australia • Renewable Energy (Electricity) Act, 2000 • Climate Change Act, 2022 • National Greenhouse and Energy Reporting Act, 2007 • Emission Reduction Fund and Safeguard Mechanism, 2014 • Climate Solutions Package, 2019 • National Hydrogen Strategy, 2019 • No explicit carbon tax, but the Emission Reduction Fund and Safeguard Mechanism acts as a pricing scheme, whereby facilities emitting GHGs above their baseline have to offset these excess emissions • Target of net-zero emissions by 2050 • Reduce emissions by 43% below 2005 levels by 2030 • Mandatory climate reporting from 1 January 2025: – Australian Sustainability Reporting Standards – Treasury Laws Amendment (Financial Market Infrastructure and Other Measures) Act – Broadly aligned with IFRS S1 and S2 standards • Continued implementing renewable energy at all four mines • Conducted studies on alternative forms of material movement and diesel-electric vehicle trials • Participated in Electric Mine Consortium • Granny Smith gas power plant earns annual carbon credits from the Australian Emissions Reduction Fund South Africa • Carbon Tax Act, 2019 • Climate Change Act, 2024 • National Climate Change Adaptation Strategy, 2020 • Draft Sectoral Emission Targets that form part of the Nationally Determined Contribution obligations, and includes the mining sector • Phase 1 (2019 – 2025) applicable to Scope 1 emissions, with no liability to date. R159/t CO2e applies to entities that breach the 100kt threshold • Phase 2 (2026 – 2030) expanded to include indirect emission • Pass-through tax on cement • Fixed-level target range of 398Mt CO2e – 510Mt CO2e reductions by 2025; 350Mt CO2e – 420Mt CO2e reductions by 2030 • National GHG Emissions Reporting Regulations • No formal adoption of the IFRS S1 and S2 standards • Voluntary JSE Climate-related disclosure • Electrifying our mining fleet remains a strategic objective to reduce Scope 1 emissions. In the interim, we continue managing diesel usage • Annually improve performance through energy efficiency in line with ISO 50001 • Efforts to increase renewable energy to power our operations will reduce our dependency on carbon- intensive Eskom supply Ghana • Renewable Energy Act, 2011 • National Climate Change Policy, 2013 • National Adaptation Plan Framework, 2018 • Ghana Renewable Energy Master Plan, 2019 • Ghana’s Framework on International Carbon Markets and Non-market Approaches, 2022 • Renewable Energy Purchase Obligation Policy, to be implemented in 2026 • Emissions Levy Bill, 2023. When the Bill is assented by the President, the Carbon Dioxide Emission Tax for motorcycles and tricycles will be GH₵75 per year, while motor vehicles, buses and coaches up to 3,000cc will pay GH₵150 per year. Cargo cars and articulated trucks will pay GH₵300 per year • Fixed-level target range of 8.5Mt CO2e to 16.7Mt CO2e reduction by 2025 and 24.6Mt CO2e to 39.4Mt CO2e reduction by 2030 • No current mandatory climate reporting • Institute of Chartered Accountants, Ghana adopted the IFRS S1 and S2 standards and published a roadmap for phased adoption • Phase 2 includes mandatory adoption from January 2028 • Tarkwa signed a purchase agreement (PPA) in August 2024 for renewable energy supply. Renewables accounted 3.4% of Tarkwa’s 2024 electricity consumption. Tarkwa upgraded to combined cycle gas turbines at its Genser Power Plant • Started exploring nature-based climate solutions in 2023 by conducting a carbon stock assessment • Collaborated with a local university to establish a 13.75ha arboretum as part of its community initiative and climate adaptation GOLD FIELDS Climate Change and Environment Report 2024 20 Introduction Governance Resilience to climate change Our Decarbonisation Strategy and roadmap Environmental performance Data and assurance TCFD Index Disclaimer and forward- looking statements Glossary Administration

Country-based transition risks continued Key legislation Policy and regulations Carbon tax NDCs Climate reporting Gold Fields’ response Chile • Promotion of expansion of energy matrix through unconventional renewable energies 2008 • Green tax on fixed sources of pollutants, including CO2 (Law 20.780, 2014) • Framework Law on Climate Change, 2022 • National Green Hydrogen Strategy, 2020 • Long-term Climate Strategy, 2021 • Sectoral mitigation and adaptation plans • Green tax reform, 2023 • Carbon tax of US$5/t CO2e will apply to entities that emit 2,500t CO2e and/or 100t of particulate matter from combustion processes • Carbon neutrality by 2050 • GHG emissions that do not exceed 1,100Mt CO2e between 2020 and 2030, with a peak by 2025 and a limit of 95Mt CO2e by 2030 • The Chilean Financial Market Commission adopted the IFRS S1 and S2 standards, with mandatory reporting effective from 1 January 2026 • Solar plant feasibility study planned for 2026 Peru • Framework Law on Climate Change, 2018 (Law No. 30754), and regulations, 2019 • Energy Efficiency Act, 2000 (Law No. 27345) and regulations, 2007 • National Climate Change strategy, 2015 • National Strategy on Forests and Climate Change, 2016 • Voluntary carbon footprint reporting • Pollutants Release and Transfer Register, 2021 • National Plan for Adaptation to Climate Change to 2030 and 2050, 2021 • No explicit carbon tax • Fixed-level target range of 208.8Mt CO2e (unconditional), based on 30% reduction and 179.0Mt CO2e (conditional), based on 40% reduction by 2030 • No current compulsory climate- related reporting • No formal adoption of the IFRS S1 and S2 standards • Procured renewable energy from national grid • Hydropower allocation classified as renewable energy by the international REC Standard • Updated TSF closure design based on climate change projections for Cerro Corona Canada, Qu&eacute;bec • Environment Quality Act • Regulation respecting a cap-and-trade system for GHG emission allowances (SPEDE) • Regulation respecting mandatory reporting of certain emissions of contaminants into the atmosphere (RDOCECA) • Canadian Environmental Protection Act: National Pollutant Release Inventory (NPRI) • Energy Policy 2030 • 2030 Green Economy Plan • Carbon price started at CAD10/t CO2e in 2013, set to rise annually to CAD50/t CO2e– CAD60/t CO2e by 2030 • There is no official estimate for the price in Qu&eacute;bec in the long term • Reduction of 37.5% below 1990 levels by 2030 • Achieve carbon neutrality by 2050 • Qu&eacute;bec follows the guidelines and standards of the Canadian Sustainability Standards Board and Financial Markets Authority adopted the IFRS S1 and S2 standards • Access to main-grid hydro power under development • Thermal insulation and related energy efficiencies incorporated into infrastructure design • We are not subject to the cap-and-trade system • Reported certain emissions of contaminants into the atmosphere in line with RDOCECA • Report to the NPRI programme • Developing a climate change strategy, along with defined actions GOLD FIELDS Climate Change and Environment Report 2024 21 Introduction Governance Resilience to climate change Our Decarbonisation Strategy and roadmap Environmental performance Data and assurance TCFD Index Disclaimer and forward- looking statements Glossary Administration

GOLD FIELDS Climate Change and Environment Report 2024 22 Gold Fields’ Decarbonisation Strategy 23 Electricity mix 26 Towards a zero-emissions mining fleet: decarbonising material transport 27 Scope 3: Decarbonising our supply chain 28 In this section Our Decarbonisation Strategy and roadmap Employee at our Cerro Corona mine in Peru, the mine’s processing plant and tailings storage facility Introduction Governance Resilience to climate change Our Decarbonisation Strategy and roadmap Environmental performance Data and assurance TCFD Index Disclaimer and forward- looking statements Glossary Administration

Gold Fields’ Decarbonisation Strategy Gold Fields is committed to achieving net-zero carbon emissions by 2050 in line with the goals of the Paris Agreement. Our target-driven Decarbonisation Strategy is structured around a framework that prioritises energy resilience and cost-effective reduction in emissions while optimising operational efficiency and maintaining business sustainability. Applying a commercial lens has been critical since Gold Fields formally launched its first Decarbonisation Strategy in 2016. We have systematically integrated renewable energy solutions, process efficiencies and technology-driven abatement strategies to reduce our carbon footprint while maintaining production growth. While 2024 was a lower production year with gold output declining, against our 2016 baseline, we have to date achieved a 4% reduction in Scope 1 and 2 emissions, while mining 5% more tonnes over the same period. The reductions are attributed to the renewable energy investments at five of our nine operations, the use of hydroelectricity at Cerro Corona, as well as a range of energy efficiency projects at all our operations (p34). Gold Fields’ emission targets 30% reduction in Scope 1 and 2 by 2030 from a 2016 base year, and 50% absolute reduction by 2030 10% net reduction in Scope 3 by 2030 from a 2022 base year Scope 1 and 2 emissions performance In 2023, we also added a Scope 3 emission reduction target against a 2022 baseline, and are engaging with our key suppliers to achieve a 10% reduction over the next seven years (refer to p33 on our progress in 2024). Strategic priorities and portfolio approach We have a portfolio-based view of our decarbonisation efforts, critically assessing where the greatest opportunities lie to enhance operational flexibility and energy security and meet our carbon reduction priorities. This ensures capital resources are allocated efficiently while balancing the financial and operational benefits across our portfolio. South Deep and St Ives remain pivotal in this strategy, and our investments in renewables at these operations are intended to ensure a supply of cost-effective energy – thereby creating long-term energy resilience as well as significant emissions reductions. To date, our techno-economic feasibility assessments have indicated that the following will be critical components in our decarbonisation journey: • Renewable energy expansion: Gold Fields continues to integrate renewable energy sources across our operations. We implement solar, wind and hybrid energy solutions based on operation-specific technical and financial evaluations, ensuring grid stability and optimised returns. We have increased the share of renewables in our energy mix from 3% in 2020 to 18% in 2024, with further expansions planned. Execution timeframes are aligned with projected cost trends and supply chain assumptions • Electrification of material movement and operations: Transitioning from diesel-powered equipment to electrified alternatives is a key component of the Group’s efforts to reduce emissions. We are advancing the concepts of electric and hybrid mining fleets and energy-efficient technologies to lower Scope 1 emissions while maintaining cost efficiency. Assumptions regarding battery storage costs, charging infrastructure readiness and equipment availability are central to our decarbonisation planning. We are undertaking ongoing trials and phased implementation of electric vehicles at key sites, and continuously assess risks related to infrastructure constraints and technology readiness. At the same time, we have commenced studies on material handling systems at St Ives and Granny Smith, with the aim of reducing transport via our diesel-powered fleet • Energy efficiency and process optimisation: We are implementing process efficiency improvements to reduce overall energy intensity. These include automated systems, heat recovery and optimised ventilation and processing methods, evaluated based on cost-benefit analyses to ensure measurable impact on operational performance and emissions reduction • Decarbonisation technologies: We have initiated a mid-point review of our 2030 targets, which will be concluded in 2025. As part of this review, Gold Fields is studying emerging decarbonisation technologies, assessing their maturity, scalability and emissions reduction potential as a watching brief on the types of technologies that may be implemented in the 2035 time horizon or beyond as we target net zero by 2050 GOLD FIELDS Climate Change and Environment Report 2024 23 Introduction Governance Resilience to climate change Our Decarbonisation Strategy and roadmap Environmental performance Data and assurance TCFD Index Disclaimer and forward- looking statements Glossary Administration

Gold Fields’ Decarbonisation Strategy continued Project execution The Group’s Decarbonisation Strategy originally included 26 projects, six technical trials and seven feasibility studies. As we finalise the mid-point review towards H2 2025, we will review our project portfolio to align capital prioritisation to high-impact, strong techno-economic options. The infographic below indicates how Gold Fields plans to reduce its Scope 1 and 2 carbon emissions by a net 30%, from 1,693kt CO2e in 2016 (our baseline year) to 1,185kt CO2e by 2030. Assuming further gold production growth by 2030, the emissions reduction required may well be an absolute 50% over that period. Approximately 50% of targeted emission reductions are expected to come from renewable energy, with the remainder achieved through electrification, efficiency enhancements and transitionary abatement measures. We continuously review execution risks and feasibility assessments to ensure alignment with the Group’s broader 2030 plan. The two largest renewables projects in our portfolio to date are the R715m (US$46m) South Deep 50MW Khanyisa solar plant, which was commissioned in early 2023, and the A$296m (US$195m) St Ives renewables project in Western Australia, which is currently under construction. Both projects are critical in our efforts to decarbonise our operations and are profiled on p25. Additional renewables deployment at other mines and the ongoing focus on energy efficiency will account for the bulk of the emission reductions achieved by 2030. The source of the remaining contributions will be determined through the ongoing mid-point review, described earlier, expected to be a combination of further renewables, energy efficiency and electrified (instead of fossil fuel powered) materials movement technologies. By maintaining a dynamic, capital and data-driven approach to decarbonisation, Gold Fields ensures its sustainability commitments are met while preserving operational resilience and financial viability. 2030 decarbonisation trajectory (kt CO2e) GOLD FIELDS Climate Change and Environment Report 2024 24 Introduction Governance Resilience to climate change Our Decarbonisation Strategy and roadmap Environmental performance Data and assurance TCFD Index Disclaimer and forward- looking statements Glossary Administration

Gold Fields’ Decarbonisation Strategy continued GOLD FIELDS Climate Change and Environment Report 2024 25 Investing in solar at South Deep At South Deep, the investment in the 50MW Khanyisa solar plant, commissioned in September 2022 at a cost of R715m (US$46m), offers substantive capital efficiency gains and energy resilience, including the following benefits: • A reduction of carbon-intensive electricity, with approximately 12% of coal-fired electricity having been substituted by solar electricity since commissioning The emission savings over the period have been 178kt CO2e • Reduced baseload, thereby assisting South Deep to meet its requirements when requested to curtail electricity usage. South Deep was last requested to implement load-curtailment in March 2024 • Given the sharply escalating electricity tariffs over the period, the solar energy investment has resulted in savings of approximately R350m (US$19m), to date. The payoff period for the project is approximately four years, or quicker depending on the Eskom tariff rises over the next two years As we consider further investments in renewables at South Deep – either via wind turbines or expansion of our solar plant – these benefits will be even more pronounced over the 85-year LOM. Our investment offers a significant lever for the Group in meeting our 2030 decarbonisation target due to the high intensity of the South African grid’s coal-based emissions. Constructing a solar and wind microgrid at St Ives In February 2024, we announced the landmark A$296m (US$195m) St Ives renewables project in Australia, Gold Fields’s largest renewables project to date. Consisting of a 35MW solar farm and 42MW wind farm, it will provide more than 70% of the mine’s electricity. The plant is currently under construction and is expected to be online in Q1 2026. When in full operation, the renewable energy project is expected to deliver an annual reduction of 93kt CO2e, reducing the Group’s future Scope 1 and 2 emissions by approximately 6% a year and a cumulative 50% by 2030. The project is set to be commissioned in 2026 and is anticipated to reduce electricity costs to a third of the previously projected costs for St Ives. As importantly, the investment in renewables comes at a time when we are looking at options of electrifying our material movement at the operation, for example via a conveyor system, which could then be powered by cheaper and cleaner energy. Introduction Governance Resilience to climate change Our Decarbonisation Strategy and roadmap Environmental performance Data and assurance TCFD Index Disclaimer and forward- looking statements Glossary Administration The 50MW Khanyisa solar plant at South Deep Artist impression of the St Ives renewables project

Electricity mix Emissions from generating and purchasing electricity accounted for two-thirds of our Scope 1 and 2 emissions in 2024. Our decarbonisation plan focuses on reducing these emissions by moving towards low-carbon and renewable electricity. In the table below, we set out the electricity mix as at end-December of the nine operating mines under our management control, as well as the Windfall project in Canada. Gruyere Granny Smith St Ives Agnew South Deep Total electric energy: 1,043TJ Total electric energy: 649TJ Total electric energy: 801TJ Total electric energy: 499TJ Total electric energy: 1,816TJ Energy mix: • 48MW gas • 12MW solar • 4.4MW battery energy storage system (BESS) Energy mix: • 33MW gas • 8MW solar • 2MW/1MWh BESS Energy mix: • Electricity grid – 100% gas Energy mix: • 22MW gas • 4MW solar • 18MW wind • 13MW/4MWh BESS Energy mix: • 50MW solar • 48MW electricity grid Future: • Prefeasibility on additional renewable electricity conducted (currently being evaluated) Future: • Additional 11MW solar and 9MW BESS, to be completed in 2025 • Power PPAs to be expanded to replace gas • Study on possible wind farm Future: • 35MW solar and 42MW wind (under construction with completion due in 2026) • Grid-firming PPA will commence in 2025 • 132/33kV RE Hub collector substation Future: • PPAs to be expanded to offset gas Future: • Wind, solar and battery power scoping study underway • Strong focus on solar expansion as major area for decarbonisation • Approval for 40MW wind and additional 30MW solar granted Cerro Corona Tarkwa Damang Salares Norte Windfall project Total electric energy: 553TJ Total electric energy: 1,285TJ Total electric energy: 505TJ Total electric energy: ramp-up ongoing Total electric energy: Transmission line operational as at January 2024 Energy mix: • 100% renewable electricity since 2022 through PPA/IREC Energy mix: • 55MW gas • 1MW renewable PPA • 100kW solar at office Energy mix: • 27.5MW gas • 15MW diesel Energy mix: • 17MW diesel Energy mix: • 100% renewable electricity through PPAs1 Future: • 5MW PPA • 1.5MW solar (Tarkwa Mine Village) Future: • Focus on efficiency • Renewable projects dependent on mine- life extension Future: • 2MW solar study in 2026 • Waste energy recovery from primary diesel power plant under review GOLD FIELDS Climate Change and Environment Report 2024 26 1 Due to grid constraints, particularly during winter, diesel-generated electricity is sometimes required to supplement the total renewable energy purchased at Windfall Introduction Governance Resilience to climate change Our Decarbonisation Strategy and roadmap Environmental performance Data and assurance TCFD Index Disclaimer and forward- looking statements Glossary Administration

Towards a zero-emissions mining fleet: decarbonising material transport Reducing emissions from diesel-powered equipment Diesel-powered equipment – particularly our mining vehicle fleet – accounts for approximately one-third of the Group’s Scope 1 and 2 GHG emissions. To address this, we continue implementing several decarbonisation programmes targeting the movement of mining material and waste. We have a 2030 goal of reducing diesel usage at our mines by approximately 20%. As part of our efforts, we are trialling battery electric vehicles (BEVs) and hybrid vehicles at various sites in partnership with original equipment manufacturers (OEMs). These trials aim to lower emissions, enhance productivity, reduce operating costs, improve vehicle safety and minimise diesel particulates. To date, trials have shown that material movement- related emission reduction technologies have not matured as expected or have proven technically unviable in the current operating context. Progress and challenges in electrification The trials conducted to date have provided valuable insights into the capabilities and limitations of current technologies. For example, underground BEV trials at St Ives in 2024 included loaders; load, haul, dump machines; and tool carriers, but results revealed limited decarbonisation benefits, variable production performance and low vehicle reliability. Additionally, the trials demonstrated that battery capacity (energy density) constrained functionality and performance – particularly in mines with inclines, which drain batteries quickly. Desktop studies also highlighted the need for significant redesigns of assets or postponing electrification plans until battery technologies mature. The current pilot studies are still ongoing. We deployed three Caterpillar diesel-electric loaders in Australia – at Granny Smith and Agnew – which are in production on-site and performing well at an average of 35% lower fuel burn. Furthermore, battery technologies currently require significant advancements in energy density and reliability to effectively replace diesel fleets. These challenges are compounded by the need for upgraded power supply networks and additional renewable energy to support electrified fleets. For instance, initial modelling from the Innovation for Cleaner, Safer Vehicles (ICSV) GHG team indicated that electrifying material handling systems in open pits would require a 33% increase in fleet size and doubling of renewable-powered energy supplies to the mine. Collaborations driving industry transformation Gold Fields participates in the ICMM’s ICSV and continues to leverage partnerships with OEM’s and business partners to explore and trial emerging technologies. The ICSV's ongoing open-pit battery truck trials with Caterpillar include “learning sites” to understand fleet design, operational needs and renewable energy integration. Gold Fields’ involvement in these initiatives underscored the necessity of combining trolley, static and dynamic charging infrastructure to achieve operational feasibility. Additional testing of battery technologies continues at our Australian assets, leveraging their renewable energy availability for future technologies. These could include innovations like a railveyor at Granny Smith, material movement conveyors at St Ives, both of which we are currently studying as options, as well as next- generation battery vehicles across St Ives, Agnew and Granny Smith. These trials aim to address current limitations and identify practical solutions for Scope 1 decarbonisation. Furthermore, Gold Fields is investigating alternative material movement methods and fuel switching opportunities, such as the continuing partnership with Epiroc in the development of the MT66 E-Drive, proof of concept diesel-electric underground haul truck, expected to be piloted underground at Granny Smith late 2025. Commitment to a net-zero future Despite challenges, Gold Fields remains committed to achieving net-zero emissions by 2050. The initiatives we propose to take to meet our 2030 targets, which have been updated since last year, include initiatives to mature Scope 1 technologies, disrupt renewable modular power storage and generation, and address supply chain and raw material constraints. Successful deployment will also depend on operational readiness, social license and integration into business and economic models. By continuing collaboration and testing innovative solutions, we aim to drive progress toward cleaner, safer and more sustainable mining operations. GOLD FIELDS Climate Change and Environment Report 2024 27 Introduction Governance Resilience to climate change Our Decarbonisation Strategy and roadmap Environmental performance Data and assurance TCFD Index Disclaimer and forward- looking statements Glossary Administration The mining industry is looking at gradually replacing diesel equipment such as these at our Tarkwa mine

Scope 3: Decarbonising our supply chain Reducing Scope 3 emissions remains a critical component of our decarbonisation journey towards net zero by 2050. While Scope 1 and 2 emissions are under our direct control, managing and measuring Scope 3 emissions, primarily generated in our supply chain, requires collaboration with our suppliers upstream and our customers downstream. Given the maturity in accounting for Scope 3 emissions as compared to Scope 1 and 2, we used 2022 as a baseline year against which we set a target of 10% net reductions by 2030. In 2023, we restated our baseline in accordance with the methodologies of the GHG Protocol, ICMM and WGC. In doing this, our baseline increased due to the improved accuracy of measuring and reporting methodologies applied, supplier-specific information and updated emissions factors and exponential development of industry standards and norms. In 2024, we moved towards quarterly Scope 3 reporting, where we previously reported annually. Our Scope 3 emissions baseline was 980kt CO2e in 2022, with a target of 885kt CO2e by 2030. The equivalent carbon intensity target is a reduction from 346kg CO2e/oz in 2022 to 314kg CO2e/oz in 2030. In 2024, Scope 3 emissions totalled 823 ktCO2eRA, declining 13% from the 2023 level, which included emissions from our 45% shareholding in Asanko, which we sold in March 2024. The decrease was driven primarily by the sale of Asanko, lower activity and lower spend-based emissions factors. Emissions intensity increased 2% to 366kg CO2e/oz (including Asanko). Although we met our 2030 target by 2024, acquisitions and increased emissions factors could detract from these gains in years ahead. Sustained low emissions are required to confirm the trend. In accordance with the ICMM’s Scope 3 Target-setting Framework, and together with our country decarbonisation and procurement leads, we identified different emission hotspot categories and their key suppliers, products or services. Hotspot categories are those that have the largest impact on emissions in our supply chain. Gold Fields’ most significant upstream contributors are purchased goods and services, made up largely of suppliers of fuels, mining services, cement and explosives. It is critical that we collaborate with our suppliers to ensure they successfully implement their decarbonisation initiatives, which will enable the Group to sustainably meet our Scope 3 emissions reduction target. Gold Fields’ supplier engagement will focus on the material upstream contributors which represent 70% of our Scope 3 emissions, to target the emissions hotspots and collaboratively reduce emissions. Pathway to 10% Scope 3 reduction by 2030 The ICMM’s Scope 3 Target-setting Framework The ICMM published a Scope 3 Target-setting Framework in December 2023 to assist member companies to set impactful short, medium and long-term Scope 3 emissions reduction targets. The guidance includes a maturity framework that outlines five dimensions for determining Scope 3 targets: accounting and reporting; identifying emissions hotspots; business integration and alignment; assessing decarbonisation pathways; and organisational governance. These dimensions guide a four-stage maturity process for continual improvement. The Foundation State initiates groundwork, while the Consistency State involves multiple rounds of reporting and action on emissions reductions. In the Refinement State, knowledge is honed with improved implementation and reporting, leading to the Evolved State, where high-quality, credible data and reporting are consistently provided, drawing from refined targets and decarbonisation plans. Gold Fields conducted a self-assessment against this framework and concluded that its accounting and reporting processes were in the Refinement State, its identification of hotspots in the Foundation State, its business integration and alignment in the Consistency State, its assessment of decarbonisation pathways in the Foundation State, and its governance in the Refinement State. Overall, Gold Fields demonstrates progress across various stages of maturity in addressing Scope 3 emissions, as shown in the table below. Guidance dimension Foundation State Consistency State Refinement State Evolved State Accounting and reporting Refined accounting and improved data quality Identification of hot- spots/ material sources of Scope 3 emissions per category Emission hotspots identified, data addressed Business integration and alignment Engagement strategies enhance Scope 3 understanding Assessment of decarbonisation pathways Exploring pathways to reduce emissions Governance Scope 3 targets, third-party review, executive oversight For more detail on the framework, click here. GOLD FIELDS Climate Change and Environment Report 2024 28 Introduction Governance Resilience to climate change Our Decarbonisation Strategy and roadmap Environmental performance Data and assurance TCFD Index Disclaimer and forward- looking statements Glossary Administration

GOLD FIELDS Climate Change and Environment Report 2024 29 Overview 30 Nature 31 Energy and carbon management 32 Water stewardship 35 Integrated mine closure 40 Tailings storage facility management 41 In this section Environmental performance Gold Fields’ environmental stewardship spans a commitment to sound climate change, biodiversity and tailings management Introduction Governance Resilience to climate change Our Decarbonisation Strategy and roadmap Environmental performance Data and assurance TCFD Index Disclaimer and forward- looking statements Glossary Administration

Overview Deliver positive social and environmental impacts Sound environmental stewardship is integral to building on Gold Fields’ commitment to responsible mining, and forms a significant part of our sustainability efforts. We will not be able to provide sustainable value to our stakeholders if we do not take care of the natural environment in which we operate. We purposefully strive to minimise the negative impact of our operations on both our host communities and the natural environment and create lasting positive benefit to our host communities, beyond mining. We are guided by our climate change and environment governance, comprising an integrated combination of clear ethical leadership, strong sustainability capabilities and skills across Board and management level, management policies, processes and systems, and metrics and targets with performance monitoring and reporting, all of which is enabled through appropriate capital allocation. Our active membership in the WGC and the ICMM – combined with our voluntary compliance with international best practice standards like ISO 14001, the International Cyanide Management Code (ICMC), and reporting standards like CDP – position us well to be a preferred partner to our stakeholders. As at 31 December 2024, all Gold Fields operations that use cyanide were fully certified to the ICMC. Subsequent to year-end, St Ives’ certification was reduced to substantial certification. The operation is implementing a corrective action plan due for completion in May 2025. Environmental incidents Gold Fields has not recorded any serious environmental incidents1 (Level 3 – 5) for almost a decade. We have also not experienced any major environmental incidents resulting in major breaches of conformance or compliance to relevant legislation and regulations for the same period. During the year, 18 localised minor incidents across the Group were reported (2023: 8), categorised as Level 2 incidents, bringing the total Level 2 – 5 incidents to 18RA in 2024. The majority of Level 2 incidents relate to loss of containment, in line with reporting over the last five years. A common thread across many incidents was improved reporting as well as change management, with employee turnover at several operations impacting continuity. All incidents have been investigated and closed out. An initiative to further improve our environmental and social risk management maturity was included in the 2025 business plan. This initiative aims to reduce the number and severity of incidents through ensuring that environmental and social risks are identified, understood and effectively controlled. GOLD FIELDS Climate Change and Environment Report 2024 30 Introduction Governance Resilience to climate change Our Decarbonisation Strategy and roadmap Environmental performance Data and assurance TCFD Index Disclaimer and forward- looking statements Glossary Administration Our Cerro Corona team in Peru is committed to sound water stewardship 1 Drawing from the guidance provided by the ICMM in relation to environmental and social performance, incidents are classified according to type and severity. Level 2 incidents are localised with a small but measurable impact on the environment, but with no long-term effects. A Level 3 incident results in limited non-conformance or non-compliance, with ongoing but limited environmental impact. Level 4 and 5 incidents include major non-conformances or non-compliances, which could result in long-term environmental harm Group environment incidents

Nature The resilience of nature is crucial not only for the continued functioning of ecosystems, but also the future prosperity and security of societies. Equally, the flow of ecosystem services essential for business operations is closely connected to companies’ ability to mitigate and adapt to climate change. Nature loss is a critical global risk, threatening the survival, health, wellbeing and livelihoods of people, ecosystems and the global economy. Therefore, companies need to consider the realms of nature because nature-related risks and opportunities can significantly impact the ability to achieve its strategic objectives. What is nature? The four physical realms of nature are land, ocean, freshwater and atmosphere – comprising the major components of the natural world that differ fundamentally in their organisation and function. Each realm, interconnected to each other and broader society, provides a distinct environment and plays a unique role in the biosphere and its biodiversity (which relates to the diversity of life on Earth). Terrestrial ecosystems, soils and forests, which support biodiversity and carbon sequestration, make up the land realm. The impact on these ecosystems is managed through our mine closure processes and tailings stewardship. Climate patterns, air quality and weather systems are regulated by the atmosphere. Our energy management, guided by ISO 50001 certification, is a key aspect of our Decarbonisation Strategy, and includes energy efficiency initiatives and techno-economic renewable electricity projects. We furthermore are continually enhancing our Scope 3 decarbonisation through targeted asset-based supplier engagements. The freshwater realm comprises rivers, wetlands and other groundwater systems, which are vital for regulating water availability, quality, and ecosystem integrity. Water is essential throughout our business lifecycle, from exploration to closure. Our water stewardship strategy and asset-specific tactical plans address critical factors such as water availability, quality and stakeholder usage within our operational catchments, ensuring responsible and sustainable water management. Nature baseline risk assessments In 2024, we commenced with internal nature baseline risk assessments to identify the nature risks associated with our individual assets. These assessments include an array of aspects, including biodiversity importance, ecosystem integrity, invasive and pest species, as well as water. These assessments will be further refined in 2025 and relevant management practices, opportunities and further studies will be undertaken as part of our sustainable development and environment commitments. Chinchilla capture and relocation project at Salares Norte, Chile The conservation of the endangered short-tailed chinchillas at our Salares Norte mine in Chile has made significant progress following the completion of the capture and relocation programme at Rockery 3. The relocation of the chinchillas was paused in Q3 2024 when an urgent and transitional measure was issued by Chile’s Superintendence of Environment. The programme was recommenced in October 2024 after further improvements were made to ensure administrative compliance. As at mid-March 2025, three chinchillas have been successfully relocated to a designated conservation area. This enabled the mine to dismantle Rockery 3 which is a designated site for future waste depositions. Our teams continue to enhance reporting to the environmental authorities, including live feeds from camera sensors, to ensure transparent communications and maintain compliance. We are working with the leading chinchilla experts in Chile and small mammal experts from elsewhere to align our programme with the latest scientific information on chinchilla behaviour and biology. Additionally, our work with these experts is generating new data and information, which is expected to be published in the scientific literature in the near future. We remain committed to refining the programme, balancing operational progress with environmental stewardship and ensuring full alignment with regulatory and conservation standards. White-striped freetail bats at Agnew, Australia Agnew commissioned its hybrid renewable microgrid during 2020. which comprised five 110-meter wind turbines – each with a rotor diameter of 140 meters – delivering 18MW, as well as a 4MW solar farm, a 13MW/4MWh battery system and an off-grid 25MW gas/diesel engine power plant. However, increased rainfall early in 2024 significantly increased the presence and activity of white-striped freetail bats at the asset. Bat mortalities were identified within the mine’s wind turbine area. We initiated a monitoring programme and engaged an external expert to provide advice on preventing further incidents. By studying the species and installing bat sound recorders, we could establish the time of night and the weather conditions in which the bats were frequenting the wind turbines. By using this data, the mine stopped the turbines during peak activity periods and when wind speeds were low, which are the periods of lower power generation. ICMM Position Statement on Nature Gold Fields was an active participant in developing the ICMM Position Statement on Nature, which was released in January 2024. The ICMM is committed to contributing to a nature-positive future across all four physical realms of nature. This includes four spheres of influence – direct operations, value chain, landscapes and systems transformation, underpinned by good governance and transparent disclosures. Our representatives continue to be involved in the Nature Working Group, which is actively developing guidance and other related initiatives in relation to the Nature Position Statement. These engagements form an important basis for the development of Gold Fields’ nature strategy, including initiatives and projects. GOLD FIELDS Climate Change and Environment Report 2024 31 Introduction Governance Resilience to climate change Our Decarbonisation Strategy and roadmap Environmental performance Data and assurance TCFD Index Disclaimer and forward- looking statements Glossary Administration Our employees work closely with the beneficiaries of agricultural projects we fund at our operations in Peru and Ghana

Energy and carbon management Gold Fields’ energy and carbon management commitments are set out in our Climate Change Policy Statement, as part of our overall environmental governance. Our policy statements are based on the ICMM’s industry best practice commitments and are reviewed on a regular basis to ensure our commitments are reflective of our strategic objectives and the wider ecosystem in which we operate. Gold Fields climate change commitments • Have objectives and targets in place to reduce carbon emissions, save energy, diversify energy mix and responsibly manage usage • Address Scope 3 emissions as part of our Decarbonisation Strategy • Include Scope 1, 2 and 3 emissions in the Group’s targets • Have objectives and targets in place to reduce carbon emissions, save energy, diversify energy mix and responsibly manage usage • Paris Agreement-aligned targets towards a 1.5˚C future • Independently review science-based targets • Ensure transparent disclosure on progress • Continuously enhance preparedness for climate change, improve performance and increase transparency in public disclosure • Have regional climate change strategies in place, including mitigation and adaptation plans • Collaborate with host communities on climate change policies • Report publicly on our GHG emissions footprint and climate-related risks and opportunities • Collaborate with host communities, governments, peers, investors, non-governmental organisations and business partners • Support research, innovation and technology development • Implement renewable, low-carbon energy solutions and energy efficiency initiatives, including carbon offsets • Transparent carbon pricing mechanisms, including CO2e shadow prices in all new and life-extension projects Our Scope 1 and 2 emissions are almost entirely energy-related, with Scope 1 emissions arising from fuels combusted in turbines, generators and vehicles, and Scope 2 emissions arising from purchased energy generated by third parties. Scope 1 and 2 emissions per site Managing our energy therefore is crucial to decarbonising our operations and achieving our Paris Agreement- aligned target of reaching net zero by 2050. Other energy priorities include security of supply, cost-effective electricity and reducing energy consumption – all of which require a consistent approach to energy management. We have a systematic approach to measuring, monitoring and managing energy consumption and GHG emissions across our assets. This approach is underpinned by the ISO 50001 energy management standard, which provides a robust framework to effectively manage energy use, improve efficiency and identify opportunities for continual improvement. Although our emissions target is Group-wide, each asset has its own energy saving targets which are continually tracked and verified. The measurement and verifications models that we apply are based on the International Performance Measurement and Verification Protocol to ensure best practice and consistency across the regions in which we operate. Our emission reduction and energy optimisation initiatives are underpinned by rigorous techno-economic viability analyses, ensuring all projects help manage environmental impacts and deliver operational value. By leveraging innovative technologies and cost-effective strategies, we prioritise initiatives that align with our sustainability goals while maintaining operational efficiency and financial feasibility. GOLD FIELDS Climate Change and Environment Report 2024 32 Introduction Governance Resilience to climate change Our Decarbonisation Strategy and roadmap Environmental performance Data and assurance TCFD Index Disclaimer and forward- looking statements Glossary Administration

Energy and carbon management continued We have been implementing energy efficiency and renewable energy projects that align to the above approach since 2016. Our year-on-year performance, as well as our performance against our targets, are included in the table below: 2024 2023 Year-on-year change Comment Energy performance Total energy consumption 14.4PJRA 14.1PJ 2% Energy consumption varied slightly across all sites, as per normal operations. Damang’s energy consumption decreased as mining reduced in line with the mine plan, while St Ives’ consumption increased significantly as total tonnes mined increased Renewable electricity (percentage of total) 18% 17% 4% The year-on-year increase was expected as we expanded our renewable energy generation on-site. The Khanyisa solar plant provided 17% of South Deep’s electricity in 2024 (2023: 15%) Energy intensity 6.39GJ/oz 5.64GJ/oz 13% Energy intensity was impacted by the 10% decline in production in 2024 Energy savings through initiatives 0.16PJRA 1.27PJ — Not applicable as methodology changed 0.22PJ (28)% An improved methodology in 2024 resulted in reduced energy savings being recorded. Based on our 2024 methodology, energy savings for 2023 would have been 0.22PJ. Until 2023, electrical energy generated through renewable plant generation was included under energy savings initiatives; from 2024, only the emissions and cost savings from these sources are accounted for Energy spend1 US$423m US$405m 4% Consistent with growth in energy costs and the increase in energy consumption 1 Energy spend includes spend on diesel consumption (haulage and power), electricity generation/consumption (grid, baseload and renewables), fuel for electricity generation (natural gas purchased and delivered) and liquid petroleum gas and natural gas for the processing plants. Lease costs for the self-generation power at Agnew, Granny Smith and Gruyere are also included 2024 2023 Year-on-year change Baseline year 2030 target Comment Carbon performance Scope 1 and 2 emissions 1,632kt CO2eRA 1,632kt CO2e — 1,693kt CO2e (2016) 1,185kt CO2e We maintained emissions year-on-year as we work towards our 2030 goal amid a higher percentage of renewable energy in our energy mix Scope 1 and 2 emission Intensity 726kg CO2e/oz 656kg CO2e/oz 11% 786kg CO2e/oz (2016) 423kg CO2e/oz Consistent with energy intensity changes, largely driven by the 10% decline in production in 2024 Scope 1 and 2 emission reductions (through initiatives) 256kt CO2eRA 201kt CO2e 28% Driven by increased renewable energy generation and energy efficiency projects Scope 3 emissions 823kt CO2eRA 950kt CO2e (13.3)% 980kt CO2e (2022) 882kt CO2e Reductions primarily driven by the sale of Asanko, updated emissions factors in Australia and Ghana, and reduced volumes at Cerro Corona Amount spent on energy and emissions savings initiatives US$17m US$8m 113% Increased investment in efficiency projects GOLD FIELDS Climate Change and Environment Report 2024 33 Introduction Governance Resilience to climate change Our Decarbonisation Strategy and roadmap Environmental performance Data and assurance TCFD Index Disclaimer and forward- looking statements Glossary Administration

Energy and carbon management continued We implemented the following key cost, energy and emission reduction projects during 2024: Energy efficiency projects and initiatives1 Site Projects and initiatives Carbon saving (kt CO2e) South Deep Ventilation-on-demand 15 Automated control of fridge plants 10 Boiler room upgrade – installation of efficient boilers for the change houses, reducing the energy required for heating of water 1.46 Granny Smith Additional 11MW solar and 9MW BESS solar, to be completed in 2025 9 Tarkwa Natural gas elution – fuel switch initiative 6 Natural gas for power generation 90 Renewable energy from BUI Power Authority 5 Cerro Corona Optimising haulage process – change of 24 truck fleet to 55 tonnes 1.58 Gruyere Komatsu 830E roll-out – electric vehicle 1.36 1 Relative asset energy and carbon savings differ because of the differing energy mixes at our assets Energy performance Energy costs and energy savings GOLD FIELDS Climate Change and Environment Report 2024 34 Introduction Governance Resilience to climate change Our Decarbonisation Strategy and roadmap Environmental performance Data and assurance TCFD Index Disclaimer and forward- looking statements Glossary Administration

Water stewardship Gold Fields’ water stewardship commitments are based on the ICMM’s Water Stewardship Position Statement. These commitments encompass all aspects of effective water governance and management across our operations. They also extend to the relevant catchment areas where we share water resources with other users, including those essential for maintaining terrestrial ecosystems. Gold Fields water stewardship commitments • Maintain legal, regulatory and voluntary compliance, including ICMM, WGC and ISO 14000 • Ensure corporate water governance: – Allocate responsibilities and accountabilities – Integrate water-related considerations – Commit to public reporting, including CDP Water • Ensure effective water management through: – Social and environmental risk management – Efficient water utilisation solutions – Employee awareness and training – Context-relevant water performance targets – Security of operational water supply for all catchment users, including natural environment • Ensure access to clean drinking water, appropriate sanitation facilities and hygiene at the workplace • Proactively engage with stakeholders, including host communities • Support water stewardship initiatives • Ensure risks are updated regularly, including climate-related risks for operations Water is a vital shared resource with high social, cultural, spiritual, environmental and economic value. In addition, access to safe drinking water is an internationally-recognised human right. Water is also a vital resource for Gold Fields‘ mining and ore processing activities, making responsible water stewardship crucial for our licence to operate. This is particularly important given that three of the countries in which we operate  – Australia, South Africa and Chile – are water-stressed. Furthermore, climate change impacts our assets and communities through severe rainfall, shifting weather patterns and prolonged drought. GOLD FIELDS Climate Change and Environment Report 2024 35 Global water-related risks Australia Gruyere, Granny Smith, St Ives and Agnew South Africa South Deep Ghana Damang and Tarkwa Canada Windfall project Chile Salares Norte Peru Cerro Corona Gold Fields Group Mines: 9 Projects: 1 Countries: 6 Introduction Governance Resilience to climate change Our Decarbonisation Strategy and roadmap Environmental performance Data and assurance TCFD Index Disclaimer and forward- looking statements Glossary Administration

Water stewardship continued As part of our approach to water stewardship, we commit to working towards sustainably managing water resources within our assets and addressing water-related risks and challenges while enhancing engagement with catchment stakeholders. Our Group 2030 Water Stewardship Strategy, as encapsulated by the Integrated Water Stewardship Framework depicted on the right, is supported by three-year water tactical plans and comprises four pillars. The key projects implemented in 2024 that support our 2030 Water Stewardship Strategy include: • Climate adaptation and preparedness: Understanding vulnerability to drought and flooding and ensuring assets address all issues that could disrupt water supply. All assets have updated LOM Water Security Plans included in their strategic and business plans • Water efficiency: Continuously reducing demand for freshwater and optimising water use to prepare for potential supply shortfalls and ensure sufficient supply. South Deep upgraded the old Return Water Dam and commissioned a 3ML reverse osmosis plant • Protecting water quality: Minimising pollution discharge into natural environments to protect human and environmental health. We completed constructing and commissioning a sulphate-removal plant at Cerro Corona, designed to comply with Peruvian water quality standards • Catchment management: managing the impact of our assets on host communities in the catchment areas and collaborating with stakeholders to address common challenges and identify opportunities, including Shared Value water projects and providing access to water in three communities in Ghana Our Integrated Water Stewardship Framework GOLD FIELDS Climate Change and Environment Report 2024 36 W at er s te w ar ds hi p go ve rn an ce Board and committee leadership Bottom -up local m ine-based w ater stew ardship process Group strategic management: CEO and Executive Committee Group Water Stewardship Policy Statement Group water-related 2030 ESG targets Group Water Stewardship Strategy Pillar 1 Climate adaptation and preparedness Pillar 2 Water efficiency Pillar 3 Protecting water quality Pillar 4 Catchment management Asset management Assets water stewardship strategies Three-year water tactical plans Water management governance: Group water management and reporting guidelines Introduction Governance Resilience to climate change Our Decarbonisation Strategy and roadmap Environmental performance Data and assurance TCFD Index Disclaimer and forward- looking statements Glossary Administration

Water stewardship continued Group performance We continue to invest in improving our water stewardship practices, including pollution prevention, recycling and water-saving initiatives. During 2024, Gold Fields spent US$72.4m (2023: US$47m) on water stewardship and projects, including upgrading old return water dams, introducing tailings filters and commissioning a reverse osmosis plant. Water withdrawal1 across the Group amounted to 18.1GLRA in 2024 (2023: 18.3GL), while water withdrawal per tonne processed was 403L/tRA (2023: 406L/t). The Group’s 2024 water consumption2 was 14.5GLRA (2023: 13.8GL). To meet our two water-related 2030 ESG targets, we set the following targets for 2024: • Reduce freshwater withdrawal3 by 19% from the 2018 baseline of 14.5GL to 11.8GL: Our 2024 freshwater withdrawal was 11.1GLRA, a 23% reduction from our baseline. This compares to a 39% reduction in 2023, with the lower level in 2024 due to high rainfall at Granny Smith, enabling the mine to use freshwater instead of brackish water. We adjusted this target during Q2 2024 to include Granny Smith in the Group’s freshwater calculation. We have achieved our adjusted target • Recycle4 or reuse5 75% of total water used: Total water recycled/reused for 2024 was 74%RA. We fell short of our target mainly due to challenges at South Deep and Tarkwa These two water stewardship targets guide our water efficiency as part of the Group’s 2030 ESG targets. Our targets, which are based on a 2018 baseline, were updated to 80% water recycled/reused of total water use and 45% reduction in freshwater use by 2030. During 2023, our assets completed comprehensive self-assessments using the ICMM’s maturity tool. These assessments were independently verified by a third party, who identified valuable areas for improvement at both asset and Group level. Actions to address these were developed and implemented in 2024. We benchmark our water use by participating in the CDP Water programme, which indicates a company’s commitment to water transparency through a water score. In 2024, Gold Fields received an A- ranking, making us one of the top performers in the mining sector. GOLD FIELDS Climate Change and Environment Report 2024 37 1 Total water withdrawal is the sum of all water from all sources (including surface water, groundwater, rainwater, wastewater from other organisations and municipal water supply) for any use or impact 2 Water consumption is total water withdrawal less discharge 3 Freshwater withdrawal is water that has low concentrations of dissolved salts and other dissolved solids 4 Recycled water is water or wastewater that is treated before being reused 5 Reused water is water or wastewater that is reused without treatment at the same operation Introduction Governance Resilience to climate change Our Decarbonisation Strategy and roadmap Environmental performance Data and assurance TCFD Index Disclaimer and forward- looking statements Glossary Administration Freshwater withdrawal Group total water withdrawal and intensityWater recycled/reused

Water stewardship continued Asset and tactical plans Strategic pillar Climate adaptation and preparedness Strategic pillar Water efficiency Strategic pillar Protecting water quality Strategic pillar Catchment management Country Asset Risks Tactical plans in response to four strategic pillars Australia Semi-arid with low rainfall and high evaporation Gruyere • TSF seepage plume and mobilisation with throughput increases and TSF expansions • Flooding Conducted surveys on a contingency borefield stygofauna habitat Implemented TSF seepage interception trench project Granny Smith • LOM water security • Flooding Conducting a flood modelling assessment for the Keringal borefield expansion; commissioned Jubilee pipeline Installed Wallaby underground water recycling system St Ives • Lack of water supply and infrastructure capacity Reviewed 15 year+ LOM water balance modelling; reviewed main potable water line integrity Maintained routine borefield monitoring Agnew • Declining availability of fit-for-purpose water • Flooding Conducted flooding inundation risk assessment; installed emergency dewatering line South Africa Semi-arid region South Deep • Water supply: inability of utilities to sustainably and cost effectively supply water • Climate adaptation: flash floods and extensive drought • Illegal mining along the utility supply line Implemented water conservation demand management programme; rerouting utility pipeline; commenced flood risk study Upgraded the old Return Water Dam to increase capacity for process water storage; commissioned as second reverse osmosis plant to treat 3ML/days Expansion of the scavenger wells for intercepting pollution plume Participated in Rietspruit Catchment Forum Ghana High intensity rainfall and excess rainwater Damang • Regulatory approval delays • Flooding • Contamination of water bodies by Illegal miners Commenced flood risk study Commenced pit lake and geochemistry studies as part of detailed closure studies Partnered with World Vision Ghana to implement the Sustainable WASH programme; constructed and handed over Small Town Water Supply Systems to three communities Tarkwa Commenced flood risk study Installed additional pumps and pipeline to increase recycling/reuse capacity Commenced construction of STWSS for two communities and one school in Tarkwa Chile Arid region with low rainfall Salares Norte • Security of supply • Snowmelt • Contamination of groundwater or land due to seepage of ore stockpile, TSF or WSF To develop tactical three-year plans during 2025 Updated hydrogeological model Peru Semi-humid cold climate Cerro Corona • Pit flooding due to excess rain • Water discharge from TSF due to overtopping during extreme rainfall events • Social demands related to water quality and quantity Upgraded pit dewatering system Implemented water recycling/reuse initiatives Constructed and commissioned sulphate removal plant Implementing water projects together with local authorities and communities; upgraded the Coimolache Water treatment plant GOLD FIELDS Climate Change and Environment Report 2024 38 Introduction Governance Resilience to climate change Our Decarbonisation Strategy and roadmap Environmental performance Data and assurance TCFD Index Disclaimer and forward- looking statements Glossary Administration

Water stewardship continued GOLD FIELDS Climate Change and Environment Report 2024 39 Small town water supply systems in Ghana As a responsible water steward, Gold Fields has provided sustainable potable water facilities for our host communities in Ghana. Through the Gold Fields Ghana Foundation, we also constructed and handed over three water projects in Bompieso and Aboso during 2024. Each facility contains a mechanised borehole connected to a 40,000 litre overhead tank, which enables the reticulation of water to designated fetching points in the communities. Residents are also able to pipe the water, at a fee, to their homes. The Bompieso facility serves over 1,500 community members. The construction amounted to GHC247,000 (US$17,000). Two other facilities were constructed at Aboso, a rapidly growing community that is placing reliance on public amenities. These facilities provide access to potable water to over 4,000 community members. The Gold Fields Ghana Foundation invested almost GHC500,000 (US$34,500) on constructing these two facilities. During 2023, a similar facility was constructed in Amoanda, a host community of the Damang mine. In collaboration with the Prestea Huni-Valley Municipal Assembly, a water management team was constituted to manage the Small Town Water Supply Systems and conduct routine maintenance and repairs. The same management arrangement has also been constituted for the new water facilities in Aboso and Bompieso. Pioneering water treatment at South Deep, South Africa As part of South Deep’s strategic water plan and risk mitigation to reduce its consumption of municipal-supplied water to zero by 2030, a second reverse osmosis plant with a daily capacity of 3.0ML was designed, constructed and commissioned in 2024, based on the 2.0ML per day reverse osmosis plant commissioned in 2016. Both plants are operated on a Build, Own, Operate model, with South Deep paying only for potable water produced. The two reverse osmosis plants are directly connected to the municipal supply reservoirs securing supply to the Twin and South Shaft complexes. Top results: • R12m (US$650,000) cost savings due to reduced municipal water consumption • 80% of water recycled • Zero environmental incidents related to water pollution Introduction Governance Resilience to climate change Our Decarbonisation Strategy and roadmap Environmental performance Data and assurance TCFD Index Disclaimer and forward- looking statements Glossary Administration South Deep’s reverse osmosis water plant Gold Fields Ghana Foundation has funded a number of water supply systems in host communities

Integrated mine closure Closure governance Organisations are obliged to close assets and facilities and rehabilitate operational sites at the end of their commercial use. It is therefore imperative to conduct effective and efficient impact management, considering the effects on the environment, local communities and employees to return the land disturbed to a physically, biologically and chemically stable condition. Gold Fields prioritises integrated mine closure planning to minimise environmental and socio-economic impacts, reduce its liabilities and enhance asset values. Compliance forms the foundation of our closure governance, comprising several Gold Fields policies and guidelines – including Group sustainability policies, our Integrated Mine Closure Guidance and Capital Management Guidelines – national closure obligations and international best practice standards like IFRS (IAS 37) and the ICMM’s Integrated Mine Closure: Good Practice Guide. We implement progressive mine closure plans, including socio-economic, technical and environmental designs, stakeholder engagement, remediation, and landform reshaping in consultation with authorities and stakeholders. In 2024, the Group met its target and achieved an average of 88% (2023: 85%) of the measures set in the progressive rehabilitation plans. Group spend on progressive rehabilitation amounted to US$9.4m in 2024 (2023: US$15m). In 2025, we plan to launch an updated mine closure standard, transitioning from a closure mindset to regenerative solutions, as a post-ops model review follow-up action to ensure a standard approach across the Group. Closure liability, provisioning and securities Gold Fields reviews mine CCE annually, with a consolidated environmental liability of US$641m as of December 2024, an increase of 6% – or US$36m – from 2023, largely due to significant increases in Tarkwa and Cerro Corona. Tarkwa’s CCE increased by US$10m, primarily due to increased security costs. Cerro Corona’s CCE increased by US$25m to align with feasibility study standards owing to the asset’s impending closure. The Group uses financial assurance for closure activities in strict compliance with national legislative frameworks. In 2022, we initiated a proactive approach to fund mine closures, supplementing funding required by the regulators. Our existing bank guarantees and other security agreements remain in place to support potential unplanned closures and to meet in-country regulatory requirements. Each country has made provision for mine closure cost estimates for 2024 in the following way: • Australia: Existing operating cash and resources and restricted funds of US$24m set aside  • South Africa: Additional contributions to environmental trust funds and guarantees ensuring the LOM closure liability will be fully funded  • Ghana: Reclamation security agreements and bonds underwritten by banks, as well as continued restricted funds of US$12m • Chile: Bank guarantees • Peru: Funds set aside Progressive closure performance Each operation regularly updates and refines its progressive rehabilitation plan and measures its compliance against a target of 85% performance against the plan, which includes annual reconciliation of actual disturbance against planned reclamation. The Group achieved an average of 88% implementation of the 2024 plans. All mines met their regulated closure plans. The table below sets out the actual percentage of progressive closure completion against plan and the closure cost estimate (US$m) per mine for 2023 and 2024. Mine 2024 progressive rehabilitation completion against plan (%) 2024 CCE (US$m) 2023 CCE (US$m) Gruyere 92 25 26 Granny Smith 92 61 61 St Ives 85 104 103 Agnew 87 39 41 South Deep 81 43 43 Damang 94 27 25 Tarkwa 81 93 82 Salares Norte _ 48 47 Cerro Corona 90 194 169 Windfall 0 7 0 Total 641 598 A focus on social impact Gold Fields’ business planning involves ongoing closure planning and rehabilitation, considering technical, social, economic, environmental and governance-related issues. The Company’s closure plans aim to maximise community value beyond the mine’s operational life. The Gold Fields Ghana Foundation has invested heavily in infrastructure projects that would provide benefits to communities well beyond the LOM, including a US$16.2m soccer stadium in Tarkwa during 2024 and a 33km road between Tarkwa and Damang at a cost of US$27m. We prioritise stakeholder trust and balancing corporate and stakeholder interests while adhering to regulatory obligations. The Group’s assets have Closure Consultative Committees in place, with representatives from mine leadership, workers, traditional leaders, local authorities, industry peers, academia, media, civil society organisations and national regulators. Gold Fields integrates socio-economic programmes into mine processes and designs to reduce social dependency, ensure local procurement spending and explore post-production reuse to diversify the local economy. GOLD FIELDS Climate Change and Environment Report 2024 40 Introduction Governance Resilience to climate change Our Decarbonisation Strategy and roadmap Environmental performance Data and assurance TCFD Index Disclaimer and forward- looking statements Glossary Administration

Tailings storage facility management In 2016, the ICMM published its Tailings Governance Framework Position Statement, which is the culmination of an industry-wide collaboration towards best in class tailings stewardship and to minimise the risk of catastrophic failure of TSFs. Gold Fields incorporated the six key elements of this governance framework into our tailings policy statement, which sets a sound foundation to ensure compliance with the GISTM across the lifecycle phases of our TSFs. We set out a summary of our tailings commitments, together with key implementation actions below. Gold Fields tailings commitments Key implementation actions • Uphold Gold Fields’ purpose and values • Achieve and maintain compliance with best practice standards and practices • Ensure TSFs are effectively governed through clearly defined and appropriately qualified personnel appointed to key governance roles • Appointed accountable executives • Appointed EOR firms at all operations to provide technical oversight and design input • Appointed responsible TSF Engineers in the countries where we operate • Appointed operation-based TSF engineers • Ensure adequate resources are available to fulfil operational obligations throughout the TSF lifecycle • Ensures our Tailings Management Policy underpin all systems, information and plans of the current and future TSF lifecycle phases • Our TSF management and project teams ensure proper definition and full design integration between the different plant, mining, TSF, environmental, social and sustainable development discipline areas • Implement a risk-based approach to TSF planning, design, construction, operation, closure and rehabilitation, which underpins the principles of leading practice tailings management • Tailor plans to effectively manage TSFs over their full lifecycle, with sufficient detail to manage the potential risks within acceptable limits • Developing a tailings-specific risk management guideline, with the objective of providing consistent guidance for defensible risk treatment related to tailings • Manage change, which is critical to safe and responsible tailings management, and could be a potential risk • Document and implement processes to manage change and ensure tailings are managed safely and responsibly. In addition, all potential changes are carefully considered to ensure no adverse or unintended consequences are associated with changes • Changes impacting a TSF’s risk profile are reviewed, and all relevant stakeholders evaluate potential impacts • A rigorous quality, risk management and documentation process is followed if changes are proposed to the original or current TSF design intent • Ensure proper emergency preparedness and response planning • Ensure adequate resources are available for recovery efforts in the unlikely event of a failure • Conducted site-specific inundation studies for all high-consequence facilities with credible failure modes to identify any potentially impacted communities and water bodies in the extremely unlikely event of a tailings incident to evaluate design and mitigation strategies and to assist with emergency planning and response • Our operations developed and are prepared to implement a site-specific Emergency Preparedness and Response Plan for credible failure modes that could lead to emergencies, including catastrophic failures • Maintain innovative development and implementation throughout the TSF lifecycle, including research and industry participation and collaboration • Multi-criteria alternatives analysis of sites, technologies and strategies • Ensure open and transparent TSF management practices and disclosures • Maintain effective governance of our TSFs through clearly defined accountabilities and appropriately qualified personnel appointed to key governance roles • Ensure independent third-party technical reviews of the design, construction, operation, closure and management of tailings facilities are conducted • Independent Technical Review Boards (ITRBs) are in place at Tarkwa and Cerro Corona GOLD FIELDS Climate Change and Environment Report 2024 41 Introduction Governance Resilience to climate change Our Decarbonisation Strategy and roadmap Environmental performance Data and assurance TCFD Index Disclaimer and forward- looking statements Glossary Administration

Tailings storage facility management continued 2030 targets Status Description Reduce the number of active upstream-raised TSFs from five to three On track During 2024, we reduced the number of active upstream-raised facilities from five to four when we completed the transition of TSF 2 at Tarkwa from an upstream- raised facility to a downstream-raised facility. We are in the process of transitioning TSF 1 at Tarkwa from an upstream to a downstream-raised facility, which we expect to be completed during 2026. Conformance with GISTM On track Gold Fields continues to pursue conformance with the requirements of the GISTM. This includes achieving compliance with the risk-related requirements of the GISTM. The GISTM self-assessment results for our priority facilities – Cerro Corona and Tarkwa TSFs 1, 2 and 3 – were disclosed in August 2023. Progress on the GISTM self-assessment results for the non-priority facilities is going according to plan and will be disclosed within the prescribed timeline of August 2025. ERM, a third-party consultancy, will verify the internal self-assessment outcomes thereafter. Governance We appointed SRK Consulting UK to conduct three-yearly operational and governance reviews of the Group’s TSFs, with an overall mandate to conduct an operational audit and governance review of all TSFs owned, operated and managed by Gold Fields. The audit also included a gap analysis against the Group’s new Tailings Management Standard. This work is now completed and yielded no dam safety concerns. Some operational gaps were identified, which we are in the process of addressing. Risk management The principles of leading practice tailings management is underpinned by a risk-based approach to TSF planning, design, construction, operation, closure and rehabilitation. As part of this approach, plans must be tailored to effectively manage TSFs over its full lifecycle, with sufficient detail to manage potential risks within acceptable limits. TSFs with a high-consequence category require more rigour during the design phase, greater quality control during construction, and closer attention to risk management, emergency action planning systems and documentation during the operational and closure phases. Our ERM process assists with classifying the risks we are exposed to. We designed this tool to identify, analyse, monitor and report risk and provide a platform to understand and manage risks. Similar risks are considered together in groups and categories. Any formal risk assessment must consider all technical data from the TSF’s existing design and construction, as well as operational constraints, to clearly understand the operating risks involved throughout the TSF’s lifecycle, including the closure and post-closure phases. The risk assessment team must include individuals with appropriate technical skills and knowledge of the facility’s design, construction and operational limitations. The Design Engineer/EOR also provides input into these risk assessments, which must consider site closure requirements, rehabilitation and post-closure monitoring that will evolve over the facility’s life. To effectively assess dam safety risks, all credible failure modes need to be identified in accordance with the Failure Mode and Effects Analysis, or similar methodology. Results from the dam break study, including inundation maps, must identify the people at risk and the potential impacts on communities, the environment and infrastructure in case of a potential failure. This will also be considered in the risk assessment. The risk assessment process will culminate in a risk mitigation action plan aimed at further reducing risks to "as low as reasonably practicable" principle. Consensus on risk mitigation measures is obtained through communication with key stakeholders, including the ITRB, the EOR, the Responsible Tailings Facility Engineer and the Accountable Executive, among others. We are in the process of developing risk mitigation control measures. These will be reviewed, and action plans prepared in 2025. We are committed to implementing these measures as soon as reasonably practicable in line with GISTM Requirement 4.7, subject to permitting, construction and other constraints. Key initiatives Gold Fields is testing the feasibility of conducting a commingling trial at Tarkwa. The basis of the commingled concept combines the two core materials, tailings and waste rock, to a specified mix design ratio for deposition in a single repository. The tailings and waste rock would be blended to produce an engineered material with superior physical and hydraulic properties for the construction of post-mining landforms when compared to the waste rock or tailings stored separately. Ideally, the commingled material would have the strength and compressibility characteristics similar to or better than that of well-placed engineered waste rock piles. The Salares Norte filtered stack TSF, the first filtered stack in the Group, was commissioned in Q2 2024. The TSF is located above WSF South in the Anaranjada gully at an elevation of 4,432m. The design capacity of the TSF is 24.1Mt, with the upper level at 4,473m. The base of the tailings deposit, the slopes of the hills and the inclined surfaces of the WSF on which the tailings are supported are covered with a geomembrane. GOLD FIELDS Climate Change and Environment Report 2024 42 Introduction Governance Resilience to climate change Our Decarbonisation Strategy and roadmap Environmental performance Data and assurance TCFD Index Disclaimer and forward- looking statements Glossary Administration

GOLD FIELDS Climate Change and Environment Report 2024 43 Group and operational carbon and environmental performances 44 External assurance statement 46 Task Force on Climate-Related Financial Disclosures Index 48 Disclaimer and forward-looking statements 50 Glossary 51 In this section Data and assurance Introduction Governance Resilience to climate change Our Decarbonisation Strategy and roadmap Environmental performance Data and assurance TCFD Index Disclaimer and forward- looking statements Glossary Administration Employees at our Windfall project in Canada and an overview of the camp

Group and operational carbon and environmental performances Group energy, emissions intensity and water performance Energy Carbon emissions Water Energy consumption (PJ) Energy spend (US$m) Energy intensity (GJ/oz) GHG (Scope 1) emissions (kg CO2e/oz) Water recycled/reused (%) Freshwater withdrawal (GL) Operation 2024 2023 2024 2023 2024 2023 2024 2023 2024 2023 2024 2023 Gruyere 2.5 2.1 71.6 52.4 8.8 6.5 804.0 641..9 36.1 29.5 0.0 0.0 Granny Smith 1.1 1.2 35.0 33.3 3.8 4.1 412.8 428.3 25.6 13.5 1.1 0.0 St Ives 1.8 1.5 47.9 37.9 5.5 4.0 590.1 440.9 69.3 68.2 0.3 0.4 Agnew 0.9 0.9 31,8 29.1 4.1 3.7 320.4 281.3 52.1 50.4 0.5 0.7 South Deep 1.9 2.0 46.1 42.1 7.3 6.1 1,614.3 1,427.9 76.5 78.1 2.1 2.0 Damang 0.7 1.0 32.6 37.9 5.2 6.8 847.6 858.3 81.7 82.9 1.7 1.5 Tarkwa 4.1 4.2 122,8 130.8 7.7 7.6 782.5 779.8 86.1 91.9 2.4 1.3 Cerro Corona 1.2 1.2 35.3 41.6 6.9 5.0 277.8 211.5 83.8 83.2 2.9 2.9 Group total1 14.4RA 14.0 423.2 405.2 6.4 5.7 726.5 656.2 74.4RA 73.9 11.1RA 8.8 1 Excludes corporate offices Group carbon footprint: Scope 1 and 2 emissions (kt CO2e) Scope 1 emissions Scope 2 emissions Total Scope 1 and 2 emissions Total Scope 1 and 2 emissions Diesel: haulage and other Diesel: power generation All other Scope 1 sources Total Scope 1 emissions Total Scope 1 emissions Total Scope 2 emissions Total Scope 2 emissions Operation 2024 2024 2024 2024 2023 2024 2023 2024 2023 Gruyere 98.7 0.1 132.2 230.9 206.6 0.0 0.0 230.9 206.7 Granny Smith 29.1 0.3 89.3 118.6 121.5 0.0 0.0 118.6 121.6 St Ives 68.6 0.0 1.7 70.2 54.6 125.2 109.0 195.4 163.9 Agnew 28.9 0.4 44.2 73.5 68.8 0.0 0.0 73.5 68.9 South Deep 9.3 0.0 0.4 9.7 10.1 421.7 450.0 431.4 460.0 Damang 10.8 23.8 2.7 37.3 42.6 76.8 88.0 114.1 131.0 Tarkwa 203.0 0.0 9.5 212.5 222.8 207.8 207.0 420.4 429.7 Cerro Corona 46.4 0.0 1.5 47.9 50.6 0.0 0.0 47.9 50.6 Group total1 494.8 24.6 281.4 800.8 777.9 831.6 854.0 1,632.4RA 1,632.4 1 Excludes corporate offices GOLD FIELDS Climate Change and Environment Report 2024 44 Introduction Governance Resilience to climate change Our Decarbonisation Strategy and roadmap Environmental performance Data and assurance TCFD Index Disclaimer and forward- looking statements Glossary Administration

Group and operational carbon and environmental performances continued Our carbon footprint: Scope 3 emissions (kt CO2e)1 Upstream Downstream Purchased goods and services Fuel and energy- related activities Capital goods Upstream transport- ation and distribution Business travel 2 0 2 4 Waste generated in operations Employee commuting Downstream transport- ation and distribution Processing of sold products End-of-life treatment of sold products Investments Total Total 2024 2024 2024 2024 2024 2 4 2024 2024 2024 2024 2024 2024 2024 2023 Gruyere 76.1 27.6 6.3 2.4 4.4 0.2 0.1 0 0.1 0.1 115 120 Granny Smith 46.7 12.7 6.3 2.4 4.4 0.2 0.1 0 0.1 0.1 73 89 St Ives 96 28.4 7.3 4.8 1.5 0.5 0.1 0 0.1 0.1 139 135 Agnew 37.9 9.1 2.5 0.7 4.31 . 1.1 0.1 0 0 0.1 56 61 South Deep 70.9 25.1 16.5 0.1 0 1 0.3 0 0.1 0.2 114 111 Damang 18.7 10.6 1 0 00 . 0.1 0.1 0 0 0 31 49 Tarkwa 124.6 61.3 2.8 0.3 0.4 0.6 0.40 0.1 0.1 0.2 191 197 Cerro Corona 50.5 9.3 1.1 5 0.7 0.2 0.2 10.6 17,5 0 95 117 Asanko JV2 0 56 Total 526.1 189 42.3 14.7 16.4 3.9 1.3 10.7 18 0.9 0 814 950 1 Excludes offices and projects. If the Perth office number is included, the Group Scope 3 emissions amount to 823RA 2 Gold Fields divested from Asanko in 2024, and therefore emissions from investments reduced to zero in 2024 The following categories of Scope 3 emissions are zero: Category Comment Upstream leased assets Not reported, because assumed not to be material Use of sold products This is reported as zero because energy use after refining of gold is assumed to be negligible Downstream leased assets Not reported, because assumed not to be material Franchises No franchises, therefore zero GOLD FIELDS Climate Change and Environment Report 2024 45 Introduction Governance Resilience to climate change Our Decarbonisation Strategy and roadmap Environmental performance Data and assurance TCFD Index Disclaimer and forward- looking statements Glossary Administration

Independent Auditor’s Assurance Report on the Selected Sustainability Information in Gold Fields Limited Climate Change and Environment Report To the Directors of Gold Fields Limited We have undertaken a reasonable assurance engagement in respect of the selected sustainability information, as described below, and presented in the 2024 Climate Change and Environment Report of Gold Fields Limited (the ‘Company’, “Gold Fields” or “you”) for the year ended 31 December 2024 (the Report). This engagement was conducted by a multidisciplinary team including specialists with relevant experience in sustainability reporting. Subject Matter We have been engaged to provide a reasonable assurance opinion in our report on the following selected sustainability information, marked with a ‘RA’ on the relevant pages in the Report. The selected sustainability information described below has been prepared in accordance with the Company’s reporting criteria that accompanies the sustainability information on the relevant pages of the Report (the accompanying Company reporting criteria). Nr Selected Sustainability Information Unit of measurement Boundary Page Reference 1 Total CO2-equivalent emissions, Scope 1 – 2 ktCO2e Gold Fields Group 23, 33, 44 2 Total CO2-equivalent emissions, Scope 3 ktCO2e Gold Fields Group 28, 33, 45 3 Energy consumption PJ Gold Fields Group 33, 34, 44 4 Total CO2-equivalent emissions avoided from initiatives ktCO2e Gold Fields Group 23, 33 5 Total energy saved from initiatives PJ Gold Fields Group 33 6 Reduction of absolute Scope 1 and 2 carbon emissions (carbon abatement) through renewable projects ktCO2e Gold Fields Group 7 7 Number of environmental incidents – Level 2 and serious incidents (Level 3 – 5) Number of incidents Gold Fields Group 30 8 Total water withdrawal GL Gold Fields Group 37 9 Total water withdrawal per tonnes processed L/tonne Gold Fields Group 37 10 Freshwater withdrawal GL Gold Fields Group 37, 44 11 Percentage of water recycled or reused Percentage Gold Fields Group 7, 37, 44 12 Total water consumed (withdrawal – discharge) GL Gold Fields Group 37 We refer to this information as the “selected sustainability information”. Management’s responsibilities The Executive Vice President: Sustainability, representing management and Gold Fields Limited, is responsible for the selection, preparation and presentation of the selected sustainability information in accordance with the accompanying reporting criteria as set out at https://www.goldfields.com/sustainability- performance.php (the “Reporting Criteria”). This responsibility includes: • the identification of stakeholders and stakeholder requirements, material issues, commitments with respect to sustainability performance, and • the design, implementation and maintenance of internal control relevant to the preparation of the Report that is free from material misstatement, whether due to fraud or error. Management is also responsible for determining the appropriateness of the measurement and reporting criteria in view of the intended users of the selected sustainability information and for ensuring that those criteria are publicly available to the Report users. Inherent limitations Non-financial performance information is subject to more inherent limitations than financial information, given the characteristics of the subject matter and the methods used for determining, calculating, sampling and estimating such information. The absence of a significant body of established practices on which to draw allows for the selection of different but acceptable measurement techniques which can result in materially different measurements and can impact comparability. Qualitative interpretations of relevance, materiality and the accuracy of data are subject to individual assumptions and judgements. The precision of different measurement techniques may also vary. Furthermore, the nature and methods used to determine such information, as well as the measurement criteria and the precision thereof, may change over time. In particular, where the information relies on carbon and other emissions conversion factors derived by independent third parties, or internal laboratory results, our assurance work will not include examination of the derivation of those factors and other third party or laboratory information. Our Independence and Quality Management We have complied with the independence and other ethical requirements of the Code of Professional Conduct for Registered Auditors, issued by the Independent Regulatory Board for Auditors’ (IRBA Code), which is founded on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behaviour. The IRBA Code is consistent with the corresponding sections of the International Ethics Standards Board for Accountants’ International Code of Ethics for Professional Accountants (including International Independence Standards). The firm applies the International Standard on Quality Management 1, Quality Management for Firms that Perform Audits or Reviews of Financial Statements, or Other Assurance or Related Services Engagements, which requires the firm to design, implement and operate a system of quality management, including policies or procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements. GOLD FIELDS Climate Change and Environment Report 2024 46 Introduction Governance Resilience to climate change Our Decarbonisation Strategy and roadmap Environmental performance Data and assurance TCFD Index Disclaimer and forward- looking statements Glossary Administration

Independent Auditor’s Assurance Report on the Selected Sustainability Information in Gold Fields Limited Climate Change and Environment Report continued Our responsibility Our responsibility is to express a reasonable assurance opinion on the selected sustainability information based on the procedures we have performed and the evidence we have obtained. We conducted our assurance engagement in accordance with the International Standard on Assurance Engagements 3000 (Revised), Assurance Engagements other than Audits or Reviews of Historical Financial Information (ISAE 3000 (Revised)), and, in respect of greenhouse gas emissions, International Standard on Assurance Engagements 3410, Assurance Engagements on Greenhouse Gas Statements (ISAE 3410), issued by the International Auditing and Assurance Standards Board. These Standards require that we plan and perform our engagement to obtain reasonable assurance about whether the selected sustainability information is free from material misstatement. A reasonable assurance engagement in accordance with ISAE 3000 (Revised), and ISAE 3410, involves performing procedures to obtain evidence about the measurement of the selected sustainability information and related disclosures in the Report. The nature, timing and extent of procedures selected depend on the auditor’s professional judgement, including the assessment of the risks of material misstatement of the selected sustainability information, whether due to fraud or error. In making those risk assessments we have considered internal control relevant to the Company’s preparation of the selected sustainability information. A reasonable assurance engagement also includes: • Evaluating the appropriateness of quantification methods, reporting policies and internal guidelines used and the reasonableness of estimates made by the Company; • Assessing the suitability in the circumstances of the Company’s use of the applicable reporting criteria as a basis for preparing the selected sustainability information; and • Evaluating the overall presentation of the selected sustainability performance information. We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. Reasonable assurance opinion In our opinion and subject to the inherent limitations outlined elsewhere in this report, the selected sustainability information as set out in the Subject Matter paragraph above for the year ended 31 December 2024 is prepared, in all material respects, in accordance with the reporting criteria. Other Matters The maintenance and integrity of Gold Fields Limited’s website is the responsibility of Gold Fields Limited’s management. Our procedures did not involve consideration of these matters and, accordingly, we accept no responsibility for any changes to either the information in the Report or our independent assurance report that may have occurred since the initial date of presentation on Gold Fields Limited’s website. Restriction of liability Our work has been undertaken to enable us to express a reasonable assurance opinion on the selected sustainability information to the directors of the Company in accordance with the terms of our engagement, and for no other purpose. We do not accept or assume liability to any party other than the Company, for our work, for this report, or for the conclusion we have reached. PricewaterhouseCoopers Inc. Director: Jameel Essop Registered Auditor Johannesburg, South Africa 27 March 2025 GOLD FIELDS Climate Change and Environment Report 2024 47 Introduction Governance Resilience to climate change Our Decarbonisation Strategy and roadmap Environmental performance Data and assurance TCFD Index Disclaimer and forward- looking statements Glossary Administration

Task Force on Climate-Related Financial Disclosures Index TCFD recommendation Section in this report covering the recommendation Linkages with other mainstream filings Governance Disclosures on the organisation’s governance around climate-related risks and opportunities Describe the Board’s oversight of climate-related risks and opportunities Reflections from our CEO and SHSD Committee Chairperson, p6 Climate change and environmental leadership and management, p11 Position and policies, p12 Energy and carbon management, p32 Water stewardship, p35 Tailings storage facility management, p41 IAR, p11 – 17, 33 Describe management’s role in assessing and managing climate-related risks and opportunities Climate change and environmental leadership and management, p11 Position and policies, p12 Energy and carbon management, p32 – 34 Water stewardship, p35 – 39 Tailings storage facility management, p41 IAR, p19 – 22, 27 – 28, 57 – 64 Strategy Disclosures on actual and potential impacts of climate-related risks and opportunities on the organisation’s business, strategy and financial planning where such information is material Describe the climate-related risks and opportunities the organisation has identified over the short, medium and long term Resilience to climate change, p14 – 21 IAR, p28, 33, 35 – 36 Describe the impact of climate-related risks and opportunities on the organisation’s business strategy and financial planning Financial risks: the impact of weather events on Gold Fields’s financial performance, p15 Gold Fields’ Decarbonisation Strategy, p23 – 25 Electricity mix, p26 IAR, p59 – 64 Describe the resilience of the organisation’s strategy, taking into consideration different climate-related scenarios, including a 2&ordm;C or lower scenario Gold Fields’ climate change and environmental stewardship journey, p8 – 9 Gold Fields’ Decarbonisation Strategy, p23 - 25 Asset-based physical risks, p16 – 19 Country-based transition risks, p20 IAR, p59 – 64 Risk management Disclosures how the organisation identifies, assesses and manages climate-related risks Describe the organisation’s processes for identifying and assessing climate-related risks Resilience to climate change, p14 – 21 Nature, p31 Energy and carbon management, p32 – 34 Water stewardship, p35 – 39 Integrated mine closure, p40 Tailings storage facility management, p41 – 42 IAR, p33, 35 – 36, 57 – 64 Describe the organisation’s process for managing climate-related risk Resilience to climate change, p14 – 21 Position and policies, p12 Nature, p31 Energy and carbon management, p32 Water stewardship, p35 Tailing storage facility management, p42 IAR, p57 – 64 Describe how processes for identifying, assessing and managing climate-related risks are integrated into the organisation’s overall risk management Resilience to climate change, p14 – 21 IAR, p28 GOLD FIELDS Climate Change and Environment Report 2024 48 Introduction Governance Resilience to climate change Our Decarbonisation Strategy and roadmap Environmental performance Data and assurance TCFD Index Disclaimer and forward- looking statements Glossary Administration

Task Force on Climate-Related Financial Disclosures Index continued TCFD recommendation Section in this report covering the recommendation Linkages with other mainstream filings Metrics and targets Disclosures on the metrics and targets used to assess and manage relevant climate-related risks and opportunities where such information is material Disclose the metrics used by the organisation to assess climate-related risks and opportunities in line with its strategy and risk management process 2024 highlights and performance against 2030 targets, p7 Gold Fields’ Decarbonisation Strategy, p23 Electricity mix, p26 Nature, p31 Energy and carbon management, p32 – 34 Water stewardship, p37 Integrated mine closure, p40 Tailings storage facility management, p41 - 42 Group and operational carbon and environmental performances, p44 – 45 IAR, p8, 9, 59 – 64 Disclose Scope 1, Scope 2 and if appropriate Scope 3 GHG emissions and related risks Energy and carbon management, p32 – 34 Group and operational carbon and environmental performances, p44 – 45 IAR, p7, 9, 69 – 78 Describe the targets used by the organisation to manage climate-related risks and opportunities and performance against targets 2024 highlights and performance against 2030 targets, p7 IAR, p59 – 64 GOLD FIELDS Climate Change and Environment Report 2024 49 Introduction Governance Resilience to climate change Our Decarbonisation Strategy and roadmap Environmental performance Data and assurance TCFD Index Disclaimer and forward- looking statements Glossary Administration

Disclaimer and forward-looking statements Disclaimer This CCER also contains data on Gold Fields’ Scope 1, 2 and 3 GHG emissions. Data for Scope 1 and 2 emissions relate to Gold Fields’ own activities and supplied heat, power and cooling, which are measured using data from its own systems and independently assured, as described in our 2024 CCER. Scope 3 emissions are indirect emissions other than Scope 2 emissions that result from activities from assets not owned or controlled by Gold Fields. Due to the minimal downstream processing required, gold mining companies’ Scope 3 emissions primarily relate to the organisations’ upstream supply chain. The processes, methodologies and issues involved in calculating Scope 3 emissions are complex, require the use of a number of key judgements, estimates and assumptions, and are subject to a range of uncertainties and challenges. For example, unlike reporting standards for Scope 1 and 2 emissions, which are often calculated in accordance with statutory legislation, Scope 3 emissions are not currently a statutory requirement for the regions in which Gold Fields operates, which may create challenges related to data availability and quality thereby creating an additional degree of inherent risk and uncertainty. Forward-looking statements This CCER contains forward-looking statements within the meaning of section 27A of the US Securities Act of 1933 (the Securities Act) and section 21E of the US Securities Exchange Act of 1934 (the Exchange Act) with respect to Gold Fields’ environmental (including climate change), social and governance targets, commitments, ambitions and the methodologies we use to assess our progress in relation to these. Such forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes”, “estimates”, “plans”, “anticipates”, “aims”, “continues”, “expects”, “hopes”, “may”, “will”, “would” or “could” or, in each case, their negative or other various or comparable terminology. Forward-looking statements can be made in writing but may also be made verbally by directors, officers and employees of Gold Fields (including during presentations) in connection with this document. Forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. These forward-looking statements, wherever they may occur in this CCER, are necessary estimates reflecting the best judgement of Gold Fields’ senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward- looking statements. Consequently, these forward-looking statements should be considered in light of various important factors, including those outlined in this CCER and other filings with the US Securities and Exchange Commission, including in our Annual Report on Form 20-F for the year ended 31 December 2024. In preparing the climate change-related information contained in this document, Gold Fields has made a number of key judgements, estimations and assumptions, and the processes and issues involved are complex. The climate data, models and methodologies used are often relatively new, are rapidly evolving and are not of the same standard as those available in the context of other financial information, nor are they subject to the same or equivalent disclosure standards, historical reference points, benchmarks or globally accepted accounting principles. In particular, it is not possible to rely on historical data as a strong indicator of future trajectories, in the case of climate change and its evolution. Outputs of models, processed data and methodologies are also likely to be affected by underlying data quality, which can be hard to assess and we expect industry guidance, market practice and regulations in this field to continue to change. There are also challenges faced in relation to the ability to access data on a timely basis and the lack of consistency and comparability between data that is available This means the climate change-related forward-looking statements and climate change-related information discussed in this document carry an additional degree of inherent risk and uncertainty and, as a result, our actual results and developments could differ materially from those expressed or implied by the climate change-related forward-looking statements in this document. In light of uncertainty as to the nature of future policy and market response to climate change, including between regions, and the effectiveness of any such response, Gold Fields may have to re-evaluate its progress towards its climate change ambitions, commitments and targets in the future, update the methodologies it uses or alter its approach to climate analysis and may be required to amend, update and recalculate its climate change disclosures and assessments in the future, as market practice, data quality and availability develop rapidly. Gold Fields undertakes no obligation to publicly update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events. Refer to Gold Fields’ comprehensive forward-looking statements on www.goldfields.com GOLD FIELDS Climate Change and Environment Report 2024 50 Introduction Governance Resilience to climate change Our Decarbonisation Strategy and roadmap Environmental performance Data and assurance TCFD Index Disclaimer and forward- looking statements Glossary Administration

Glossary This glossary contains key definitions based on the IPCC’s Working Group II Report, Summary for Policymakers as contribution to the Sixth Assessment Report (IPCC 2022), the TCFD glossary and the recommendations of the TNFD, September 2023. Adaptation Human systems adapt by adjusting to actual or expected climate and its effects to lessen harm or take advantage of beneficial opportunities. Ecological systems adapt by adjusting to the actual climate and its effects, which may be facilitated by human intervention. Adaptation limits The point at which the needs of human or ecological systems can no longer be secured from intolerable risks through adaptive actions. Two limits can be distinguished: • Hard adaptation limit: the intolerable risks can no longer be avoided through adaptation actions • Soft adaptation limit: intolerable risk can be avoided through options, but these are currently not available Atmosphere The atmosphere is the four realms of nature, and includes the gaseous medium and its suspended particulate liquids and solids above land. Biodiversity The variability of living organisms from all sources, which includes the diversity within species, between species and of ecosystems. Biome Zones on a global scale, generally determined by the type of plant life they support as a result of average precipitation and temperature patterns, such as savannas or tundras. Dependencies (on nature) Those aspects relating to environmental assets and ecosystem services that a person or an organisation relies on to function properly, such as water flow and the regulation of hazards like floods and fires. Ecosystem A functional interconnected unit comprising a dynamic system of plant, animal and micro-organism communities and the non-living environment. Ecosystem services The services or contributions made by ecosystems that benefit economic and other human activities. Exposure The existence of people, economic, social or cultural assets, infrastructure, livelihoods, ecosystems and their functions and the like, in places and settings that could be negatively affected. Hazard The potential for the occurrence of a natural or human-induced physical event or trend with adverse effects, such as loss of life, injury or health impacts, loss and damage to property, ecosystems and environmental resources. Impacts (on nature) The impact or changes to the state of nature, whether in quality or quantity, and which may lead to changes to nature’s capacity to provide social and economic functions. K&ouml;ppen-Geiger The K&ouml;ppen-Geiger climate classification is a widely used system that categorises the world’s climates based on temperature and precipitation patterns. Land One of the realms of nature which includes all dry land, and its vegetation cover, nearby atmosphere and substrate, and associated animals and microbes. Mitigation The action(s) implemented to reduce the extent of a negative impact. Nature Nature comprises all life on Earth, including the geology, water, climate and all other inanimate components of Earth, which is made of four physical realms – land, ocean, freshwater and the atmosphere. Each of these interact with people and society. Ocean All connected saline ocean waters, characterised by waves, tides and currents. Resilience Any system’s ability to bounce back, cope and return to a previous state after a disturbance to maintain its essential function, identity and structure and to still be able to adapt, learn and transform. Risk Risk can be used as a valuable framework to understand the interlinked and increasingly severe impacts of climate change on human systems, ecosystems and biodiversity. Risk is the potential for negative consequences for human or ecological systems, cognisant of the array of values and objectives underlying these systems. The interactions between climate-related hazards, and the exposure and vulnerability of affected human and ecological systems gives rise to risk. Scope 1 GHG emissions All direct GHG emissions. Scope 2 GHG emissions Indirect GHG emissions from the consumption of purchased electricity, heat or steam. Scope 3 GHG emissions Other indirect emissions not covered in Scope 2, that occur in the value chain of a reporting company, including both upstream and downstream emissions. Vulnerability The tendency, or exposure to be negatively affected, determined by a system’s level of sensitivity to harm and its lack of capacity to cope and adapt. GOLD FIELDS Climate Change and Environment Report 2024 51 Introduction Governance Resilience to climate change Our Decarbonisation Strategy and roadmap Environmental performance Data and assurance TCFD Index Disclaimer and forward- looking statements Glossary Administration

Administration and corporate information Gold Fields Limited Incorporated in the Republic of South Africa Registration number 1968/004880/06 JSE, NYSE, DIFX Share code: GFI Issuer code: GOGOF ISIN: ZAE000018123 Company Secretary Anr&eacute; Weststrate Tel: +27 11 562 9719 Fax: +27 86 720 2704 Email: anre.weststrate@goldfields.com Registered Office Johannesburg Gold Fields Limited 150 Helen Road Sandown Sandton 2196 Postnet Suite 252 Private Bag X30500 Houghton 2041 Tel: +27 11 562 9700 Office of the United Kingdom Secretaries London St James’s Corporate Services Limited Suite 31, Second Floor 107 Cheapside London EC2V 6DN United Kingdom Tel: +44 (0) 20 7796 8644 Email: general@corpserv.co.uk American depository receipts transfer agent Shareholder correspondence should be mailed to: BNY Mellon PO Box 43006 Providence RI 02940-3078 Overnight correspondence should be sent to: BNY Mellon 150 Royall Street, Suite 101 Canton, MA 02021 Email: shrrelations@cpushareownerservices.com Tel: 866 247 3871 Domestic Tel: 201 680 6825 Foreign Sponsor J.P. Morgan Equities South Africa Proprietary Limited 1 Fricker Road Illovo, Johannesburg 2196 South Africa Investor and media enquiries Jongisa Magagula Tel: +27 11 562 9775 Mobile: +27 82 562 5288 Email: jongisa.magagula@goldfields.com Thomas Mengel Tel: +27 11 562 9849 Mobile: +27 72 493 5170 Email: thomas.mengel@goldfields.com Transfer secretaries South Africa Computershare Investor Services Proprietary Limited Rosebank Towers 15 Biermann Avenue Rosebank Johannesburg 2196 Private Bag X9000 Saxonwold 2132 Tel: +27 11 370 5000 Fax: +27 11 688 5248 United Kingdom MUFG Corporate Markets (formerly Link Group) Central Square 29 Wellington Street Leeds, LSI 4 DL England Tel: +44(0) 371 664 0300 Calls are charged at the standard geographic rate and will vary by provider. Calls outside the United Kingdom will be charged at the applicable international rate. Lines are open between 09:00 and 17:30, Monday to Friday excluding public holidays in England and Wales. Email: shareholderenquiries@cm.mpms.mufg.com Listings JSE/NYSE/GFI Directors: YGH Suleman (Chairperson), MJ Fraser* (CEO), AT Dall (CFO)*, A Andani#, PJ Bacchus†, ZBM Bassa, MC Bitar@, TP Goodlace, SL McCrae&, JE McGill^, SP Reid^, PG Sibiya, CAT Smit South African unless otherwise stated. ˆAustralian, †British, &Canadian, @Chilean, #Ghanaian, *Executive director www.goldfields.com GOLD FIELDS Climate Change and Environment Report 2024 52 Introduction Governance Resilience to climate change Our Decarbonisation Strategy and roadmap Environmental performance Data and assurance TCFD Index Disclaimer and forward- looking statements Glossary Administration

1
Further information
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
•Because gold is sold in U.S. dollars, while a significant portion of Gold Fields’ production costs are in Australian dollars, Rand and other non-
U.S. dollar currencies, Gold Fields’ operating results and financial condition could be materially harmed by a material change in the value of these non-U.S. dollar currencies.
•High inflation and geopolitical tensions may have a material adverse effect on Gold Fields’ business, operating results and financial condition.
•Gold Fields has experienced, and may continue to experience, difficulties, operational delays, cost pressures and impacts associated with the mine ramp-up at the Salares Norte operation in Chile, including its ability to operate during the winter period, and the South Deep operation in South Africa.
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
•To the extent that Gold Fields enters into acquisitions, combinations or joint ventures, it may experience problems in executing the transactions or managing and integrating the acquisitions, combinations or joint ventures with its existing operations.
•Gold Fields may suffer material adverse consequences as a result of its reliance on outside contractors to conduct some of its operations.
•Gold Fields may suffer material adverse consequences as risks arising from cyber security and cyber incidents increase in frequency and sophistication.
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
•Actual and potential supply chain shortages, availability and increases in the prices of production inputs may have a material adverse effect on Gold Fields operations and profit.
•Power cost increases and unreliability of power supply may adversely affect Gold Fields’ business, operating results and financial condition.
•Power deficits, potential total power failure in South Africa, fluctuations and usage constraints may force Gold Fields to halt or curtail operations.
•Gold Fields’ current debt levels may make it more vulnerable to adverse economic and competitive conditions, as well as other adverse developments.
•Gold Fields faces continued geotechnical challenges, which could adversely impact its production and profitability.
•The continued status of South Africa’s credit rating as non-investment grade, as well as the grey listing of South Africa by the Financial
Action Task Force, may have an adverse effect on Gold Fields’ ability to secure financing.
•Theft of gold and copper bearing materials and production inputs, as well as illegal and artisanal mining, occur on some of Gold Fields’
properties, are difficult to control, can disrupt Gold Fields’ business and can expose Gold Fields to liability.
•Occupational diseases and health epidemics pose risks to Gold Fields in terms of lost productivity and increased costs.
•Gold Fields’ ability to recognise the benefits of deferred tax assets is dependent on future cash flows and taxable income.
Risks related to environmental, social and corporate governance
•Gold Fields may not be able to operate successfully if its employees and contractors that make up its workforce are not able to perform their roles in a physically and psychologically safe, respectful and inclusive work environment.
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
•Gold Fields’ operations are subject to extensive environmental and health and safety laws and regulations, which could impose additional costs and compliance requirements and Gold Fields may face operational disruptions, claims and liability for breaches, or alleged breaches, of such regulations and other applicable laws.
•Mining companies are increasingly expected to provide benefits to affected communities. Failure to comply with these requirements can result in legal suits, additional operational costs, reputational damage, investor divestment and impact Gold Fields’ “social licence to operate”, which could adversely impact Gold Fields’ business, operating results and financial condition.
•Gold Fields’ operations across multiple jurisdictions face uncertainties related to title, rights, the renewal of mining leases and other interests, which could impose significant costs and burdens, limit or prevent access to certain areas, or prohibit mining activity, which could materially adversely affect Gold Fields’ operations.
•Compensation may be payable to native title holders and other First Nations in respect of Gold Fields’ operations in certain regions.

2
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
•Climate change may present physical risks to Gold Fields’ operations, including from extreme weather events and increased risk of wildfires and flooding.
•Gold Fields’ operations are subject to water use licences, which could impose significant costs and burdens.
•Gold Fields has experienced and may experience further acid mine drainage related pollution, which may compromise its ability to comply with legislative requirements or result in additional operating or closure cost liabilities.
•The failure of a tailings storage facility could result in litigation, additional operational costs and production delays, investor divestment and impact Gold Fields’ “social licence to operate”.
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
•Gold Fields’ mineral rights are subject to legislation, which could impose significant costs and burdens, certain ownership requirements and possible penalties or forfeiture for non-compliance, the interpretation of which could be the subject of dispute.
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
Risks related to Gold Fields’ shares and ADSs
•Shareholders outside South Africa may not be able to participate in future issues of securities (including ordinary shares) carried out by or on behalf of Gold Fields.
•Investors in the United States and other jurisdictions outside South Africa may have difficulty bringing actions, and enforcing judgements, against Gold Fields, its directors and its executive officers based on the civil liabilities provisions of the federal securities laws or other laws of the United States or any state thereof or under the laws of other jurisdictions outside South Africa.
•Investors may face liquidity risk in trading Gold Fields’ ordinary shares on JSE Limited.
•Gold Fields may not pay dividends or make similar payments to its shareholders in the future and any dividend payment may be subject to withholding tax.
•Gold Fields’ non-South African shareholders face additional investment risk from currency exchange rate fluctuations since any dividends will be paid in Rand.
•Gold Fields’ ordinary shares are subject to dilution upon future issuances of shares or upon the vesting of Gold Fields’ outstanding share awards.
Risk Factors
Risks related to Gold Fields’ operations and industry
Changes in the market price for gold, and to a lesser extent copper and silver, which in the past have fluctuated widely, affect the profitability of Gold Fields’ operations and the cash flows generated by those operations.
Gold Fields’ revenues are primarily derived from the sale of gold that it produces. Where no hedges are currently in place, Gold Fields is exposed to changes in the gold price, which could lead to reduced revenue should the gold price decline. The market price for gold has historically been volatile and is affected by numerous factors over which Gold Fields has no control, such as general supply and demand, speculative trading activity, political uncertainties and global economic drivers. In fiscal 2024, the price of gold averaged U.S.$2,388 per ounce. As at 21 March 2025, it was U.S.$3,014 per ounce, as trading in the metal remains volatile amid global political, social and economic uncertainties.
While the Group does not engage in long-term systemic gold price hedging, Gold Fields occasionally undertakes short term strategic hedges to protect cash flows at times of significant expenditure, for specific debt servicing requirements and to safeguard the viability of higher cost operations. There can be no assurance that the use of hedging techniques will always be to Gold Fields’ benefit. Gold hedging instruments may prevent the Company from realising the full benefit of subsequent increases in the gold price, which would cause it to record a mark-to-
market loss, thereby decreasing Gold Fields’ profits. In addition, hedging contracts are subject to the risk that the other party may be unable or unwilling to perform its obligations under these contracts. Any significant non-performance could have a material adverse effect on Gold
Fields’ financial condition, results of operations and cash flows.
Should the gold price decline below Gold Fields’ production costs, it may experience losses, and should this situation continue for an extended period, Gold Fields may be forced to curtail or suspend some or all of its growth projects, operations and/or reduce operational capital expenditures. Gold Fields might not be able to recover any losses it incurred during, or after, such events. A sustained period of significant gold price volatility may impact Gold Fields’ ability to continue with existing operations or make other long-term strategic decisions.
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

3
In Peru, copper accounts for a significant proportion of the revenues at Gold Fields’ Cerro Corona mine, although copper is not a major element of Gold Fields’ overall revenues. Over the period from 2022 to 2024, the price of copper increased from an average price of U.S.
$8,798 per tonne to an average price of U.S.$9,145 per tonne in 2024. As at 21 March 2025, the price of copper was U.S.$9,829 per tonne. In addition, with the Salares Norte mine having commenced operations, silver is expected to contribute approximately 10% of the revenues at
Salares Norte, despite silver not being expected to become a major contributor to Gold Fields’ overall revenues. Between 2022 and 2024, the price of silver increased from an average of U.S.$21.75 per ounce to an average of U.S.$28.90 per ounce in 2024. As at 21 March 2025, the price of silver was U.S.$33 per ounce. A variety of factors have and may depress global copper and silver prices and a decline in copper and silver prices, which have also fluctuated widely, would adversely affect the revenues, profit and cash flows of the Cerro Corona mine and the Salares Norte operation, respectively.
Because gold is sold in U.S. dollars, while a significant portion of Gold Fields’ production costs are in Australian dollars, Rand and other
non-U.S. dollar currencies, Gold Fields’ operating results and financial condition could be materially harmed by a material change in the value of these non-U.S. dollar currencies.
Gold is sold throughout the world in U.S. dollars. Gold Fields’ costs of production are incurred principally in U.S. dollars, Australian dollars,
Rand and other currencies. Volatility in the Australian dollar against the U.S. dollar resulted in a strengthening in fiscal 2022 and weakening in fiscal 2023. In fiscal 2024, the Australian dollar experienced significantly less volatility against the U.S. dollar than in the prior two years. The
Rand was relatively stable in fiscal 2022, weakened in fiscal 2023 and was stable in fiscal 2024. Volatility in the Rand or the Australian dollar makes Gold Fields’ reported costs in Australia and South Africa and results of operations less predictable than when exchange rates are more stable. Any significant and sustained appreciation of any of these non-U.S. dollar currencies against the U.S. dollar may materially increase
Gold Fields’ costs in U.S. dollar terms, which could materially adversely affect Gold Fields’ business, operating results and financial condition.
High inflation and geopolitical tensions may have a material adverse effect on Gold Fields’ business, operating results and financial condition.
Gold Fields’ business has been, and may continue to be, directly affected by volatile commodity costs and other inflationary pressures.
Inflation began to decrease in the countries in which Gold Fields operates in 2024, compared with 2023, with inflation averaging 2.4% in
Australia, 4.4% in South Africa, 19.5% in Ghana, 3.9% in Chile, 2.5% in Peru and 2.6% in Canada during 2024. Global inflation is expected to continue affecting Gold Fields’ operations significantly. Prolonged periods of inflation may impact Gold Fields’ profitability by negatively impacting its fixed costs and expenses, including raw materials, transportation and labour costs. If these increased costs are not offset by an increase in gold prices or improved efficiencies, they could have a material adverse effect on Gold Fields’ business, operating results and financial condition. Furthermore, if cost increases outpace increases in gold price, this would have an impact on Gold Fields’ profitability.
Geopolitical risks and conflicts around the world could further disrupt supply chains and create additional inflationary pressures, which may result in increases of the price of energy and other inputs. For example, Russia’s invasion of Ukraine led to economic sanctions and other measures, which had a significant impact on commodity prices, including increased oil, gas and gold prices. The ongoing conflict in the
Middle East has resulted in similar impacts. The oil price is a driver of several input costs for the Group, including diesel and transport costs, while gas prices have an impact on power costs, and other commodity prices drive direct mining and processing costs. These inflationary pressures could also cause interest rates and the cost of borrowing to increase and could have a material adverse effect on the financial markets and economic conditions throughout the world. Any inflationary impacts or disruptions caused by the war or resulting sanctions may have a material adverse effect on Gold Fields’ business, operating results and financial condition, and may magnify the impact of other risks described in this annual report.
Geopolitical tensions may also lead countries to impose protectionist measures such as new or increased tariffs. This includes, for example, recent changes in U.S. policy which have led to significant increases in tariffs for imported goods, triggering retaliatory actions from the trading partners of the United States. Further such tariffs and escalations into trade wars between trading partners could adversely impact global trade and economic stability. Continuing tensions in the global trade ecosystem could have a material adverse effect on Gold Fields’
business, operating results and financial condition.
Gold Fields has experienced, and may continue to experience, difficulties, operational delays, cost pressures and impacts associated with the mine ramp-up at the Salares Norte operation in Chile, including its ability to operate during the winter period, and the South Deep operation in South Africa.
Delays to the Salares Norte mine in Chile during 2024 have adversely impacted the Group’s cost and production guidance. Gold Fields initially had an expected construction completion date of mid-April 2024 for the project. However, the ramp-up of operations at Salares Norte were adversely impacted by early onset winter conditions, which caused several issues, including the freezing of critical piping in the processing plant. Such conditions caused interruptions in the commissioning process, which only resumed in September 2024. While Salares
Norte has commenced operations, there is no guarantee that Gold Fields will not encounter production issues in the future. Although Gold
Fields is actively implementing winterisation measures and operational protocols to ensure Salares Norte can continue to ramp-up its operations and function effectively during the winter season, there is no assurance that these measures will be completed in time or will be otherwise effective to prevent operational disruptions caused by winter conditions.
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
South Deep (which represented 63% of Gold Fields’ managed gold Mineral Reserves as at 31 December 2024) is a complex and unique mine, with issues that need to be addressed in a holistic manner. Since Gold Fields acquired South Deep, the mine has undergone various interventions to overcome its operational and financial challenges, including an organisational restructuring and the deployment of various improvement initiatives and technology. These initiatives underpin an eight-year ramp-up plan, in which Gold Fields seeks to improve overall output, productivity and reduce unit costs at South Deep, incorporating the establishment of enabling mining infrastructure, changes in the mining layouts, productivity improvements, a reduced workforce and mobile equipment levels in line with the overall mining activity with increased focus on core productivity and supported cost improvements. The ramp-up has also been enabled by the establishment of a training facility that deploys immersive technology simulators to improve operator skills, knowledge, increase operator safety and improve productivity. Sustaining traction on the mine’s core strategic project themes, key performance indicators and enablers are integral to facilitating delivery on the production ramp-up over the medium-term and delivering life of mine steady state volumes and projected financial metrics. In 2024, South Deep experienced operational issues related to backfill and longhole stoping, which led to production guidance being

4
reduced for the year. As a result, the ramp-up to South Deep’s target production level of 11 tonnes of gold per annum is expected to take longer than previously anticipated.
Failure by South Deep to maintain focus on the key issues for the mine in increasingly complex, ongoing and unpredictable changes in the socio-political landscape may result in the operation not achieving its expected production levels or the reduced unit costs contemplated in a timely manner, or at all. The actions taken by South Deep to address these issues, including the organisational restructuring, may not yield the expected results. In addition, further labour destabilisation, challenging labour relations and a growing trend of core technical professionals leaving South Africa for U.S. dollar-based packages offered by mining companies in Australia and in Central Africa may have a negative impact on production levels and costs. Any of the above could have a material adverse effect on Gold Fields’ business, operating results and financial condition.
To the extent that Gold Fields seeks to replace its annual Mineral Reserve and Mineral Resource depletion and grow its Mineral Reserve and Mineral Resource base to extend the life of operations through exploration and project development, it may experience challenges associated with its mining projects.
In fiscal 2024, only two (Agnew and St. Ives) out of Gold Fields’ eight non-South African mines (excluding the Windfall project, as defined below) disclosed higher gold Mineral Reserves after accounting for annual production depletion and all other influencing factors. The aggregated decrease in attributable Mineral Reserves of gold was 366koz, mainly due to depletion and price increases against higher costs due to ongoing global inflation. Fiscal 2024 saw a significant decline in production at Damang, with treatment of lower grade stockpiles following the cessation of mining at the end of 2023. Damang no longer contributes Mineral Reserves to the Group. Furthermore, not all of
Gold Fields’ mines have open ended Mineral Resources and Mineral Reserves; for example, Cerro Corona will deplete the open pit in 2025 and will continue to process lower grade stockpiles post mining the open pit until 2030. The materiality to the financial position of a Gold
Fields operation is expected to diminish towards the conclusion of the operation, notwithstanding closure liability. Gold Fields’ portfolio management may also include future divestments, which could lead to reductions in Mineral Resources and Mineral Reserves.
To replace its Mineral Resources and Mineral Reserves at its operations or to expand its operations and Mineral Reserve and Mineral
Resource base, Gold Fields expects to rely, in part, on discovery from exploration for gold, and other metals associated with gold, as well as its ability to develop mining projects. Exploration for gold and other metals associated with gold is speculative in nature, involves many risks, requires screening and testing multiple prospects and may be unsuccessful. The replacement and expansion of the Mineral Reserve and
Mineral Resource base is a multi-year process that occurs on a multi-year rolling basis, rather than in each year of operation. Gold Fields may decide to reduce planned capital expenditure at some of its operations in the future. This decision could lead to delays in some viable expansion opportunities, or prevent them from proceeding, thereby failing to replace resource depletion.
In some locations such as Australia, the rights to explore nearby locations are held by other mining companies, and therefore, exploration may be significantly restricted, or not possible. In addition, the existence of Aboriginal cultural heritage sites within Gold Fields’ controlled leases or leases in which it has an interest may restrict or prevent access to certain areas or require lengthy consultation, negotiations and/or approval processes to be undertaken. Gold Fields’ exploration strategy is based on maintaining exploration momentum at relevant operations with appropriate annual funding, which ensures programmes retain traction and that high potential targets are advanced timeously. To the extent that ore bodies are to be developed, it can take a number of years and substantial expenditures from the initial phases of drilling and discovery until production commences, during which time the economic feasibility of production may change. Additionally, some Gold Fields operations, such as Cerro Corona, are not expected to expand Mineral Reserve and has no Mineral Resource exclusive of reserves estimates from exploration programmes due to the end of open pit mining in 2026.
In addition, to the extent Gold Fields participates in exploration activity or the development or operation of a project through a joint venture or any other multi-party commercial structure, such as Gruyere or the announced proposed joint venture with AngloGold Ashanti to combine the
Tarkwa and Iduapriem gold mines in Ghana, there could be disagreements (including in relation to Mineral Resources and Mineral Reserves), technical, financial, legal or otherwise, or divergent interests or goals among the parties, which could jeopardise the success of the project.
Furthermore, significant capital investment is required to achieve commercial production from exploration efforts. There is no assurance that
Gold Fields will have, or be able to raise, the required funds to engage in these activities or to meet its obligations with respect to the exploration properties in which it has or may acquire an interest. There can be no assurance that Gold Fields will be able to replace its Mineral
Resources and Mineral Reserves through exploration, project development, acquisition or otherwise, particularly in light of the ongoing consolidation and heightened competition for attractive mining and exploration assets in the mining sector, and if Gold Fields is unable to replace its Mineral Resources and Mineral Reserves, this could erode future planned cash flow and have a material adverse effect on its business, operating results and financial condition. See “—To the extent that Gold Fields enters into acquisitions, combinations or joint ventures, it may experience problems in executing the transactions or managing and integrating the acquisitions, combinations or joint ventures with its existing operations”.
Gold Fields’ Mineral Resources and Mineral Reserves are estimates based on a number of technical and economic assumptions, which, if proven inaccurate or changed, may require Gold Fields to lower its estimated Mineral Resources and Mineral Reserves.
The Mineral Resources and Mineral Reserves disclosed in this annual report are estimates based on modifying factor assumptions regarding, among other things, Gold Fields’ costs, expenditures, commodity prices, fuel and energy prices, exchange rates, geology models, resource estimation models, mining methods, mining equipment, mining rates and metallurgical and mining recovery assumptions, which may prove inaccurate or change due to a number of factors, many of which are beyond Gold Fields’ control. The Mineral Resources and Mineral
Reserves are also based on reasonable assumptions related to the availability of power and water, as well as the ability to maintain the licensing and permitting, including cultural heritage permissions, required to support the LOM mineral reserve plans. In the event Gold Fields adversely revises any of the assumptions that underlie its Mineral Resources and Mineral Reserves disclosure, including for example, a change in its geological continuity assumptions, Gold Fields may need to revise its Mineral Resources and Mineral Reserves. See “—
Information on the Company—Summary Disclosure of Mining Operations Pursuant to Item 1303 of Regulation S-K under the Securities Act—
Summary of Mineral Resources and Mineral Reserves”. For example, Damang no longer contributes Mineral Reserves to the Group due to techno-economic factors.
In 2024, South Deep was unable to fully execute its short-term plans of driving forward key productivity and asset optimisation projects aimed at sustainably increasing production output and offsetting inflationary pressures and mining constraints. See “—Information on the Company—
Individual Property Disclosure Pursuant to Item 1304 of Regulation S-K under the Securities Act—South Africa Material Operations—South
Deep Mine”. The volatile nature of the operating environment, combined with the technical challenges associated with deep level mining, continues to pose risks to the technical and economic assumptions contained in South Deep’s short and medium-term plans. Despite the modernisation and implementation of the initiatives supporting the key improvement themes for the mine, there can be no assurance that the ongoing modernisation implementation will not result in lower than expected longer-term steady state production volumes, cost fluctuations, reductions in disclosed Mineral Resources and Mineral Reserves, or other associated issues at South Deep, including the long life disclosed.

5
The reduction of Mineral Reserves held by the Company, including due to any of the above, could impact the ability of Gold Fields to estimate its cash flows, lead to impairments, and have a material adverse effect on Gold Fields’ business, operating results and financial condition.
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
•Pillar 1: Deliver safe, reliable and cost-effective operations;
•Pillar 2: Deliver positive social and environmental impact; and
•Pillar 3: Grow the value and quality of Gold Fields’ portfolio of assets.
To deliver against its strategic pillars, Gold Fields will continue to prioritise the health and safety of its people (including psychological health and wellbeing), the successful commissioning and ramping up of the Salares Norte operation, the build-up of production at South Deep over the next two years and, over a slightly longer time frame, the development of the Windfall project in Canada.
Gold Fields may also fail to realise the anticipated benefits of its strategy. It may be unable to successfully implement its strategic initiatives or deliver on its production targets due to, among other things, unforeseen difficulties, delays or costs, or a significant reduction in the price of gold. Any such difficulties, delays or costs could prevent Gold Fields from fully implementing its business strategy, which could have a material adverse effect on its business, operating results and financial condition.
Gold Fields experienced delays with the Salares Norte operation and produced its first gold in April 2024 instead of the fourth quarter of
2023, as it had originally indicated. The project was initially impacted by COVID-19, and subsequently by serious skills shortages, suboptimal performance by the main construction contractor and inclement weather. The delays adversely impacted Gold Fields’ cost and production guidance for 2024 with ramp-up suspended and reinitiated in September 2024. The production ramp-up period is expected to end in
September 2025.
Gold Fields may continue to experience cost overruns at its projects, including at the Salares Norte operation and Windfall project. Such costs may relate to, among others, receipt of necessary environmental and other approvals, construction or operational delays, including those due to extreme weather conditions, labour availability or difficulties in achieving the expected technical parameters once operational, any of which could have a material adverse effect on Gold Fields’ business, operating results and financial condition.
Gold Fields is also in the process of implementing initiatives, which include changes to its operating model, asset optimisation and cost-
efficiency initiatives. The Company has transitioned to a functional leadership model that will be delivered through a two-tier structure. See “—
If Gold Fields is unable to appoint, hire and retain qualified Board members, senior leadership, technically skilled employees and contractors that make up its workforce or attain sufficient representation among marginalised or underrepresented persons in management positions or sufficient gender diversity in its workforce, in particular in Board and senior leadership-level positions, its business may be materially adversely affected”. These initiatives may not be implemented as planned, may be less effective than anticipated, or not be effective at all.
As part of its strategy, Gold Fields has also disposed of certain exploration and development assets. With respect to any further disposals,
Gold Fields may not be able to obtain prices that it expects for any assets it seeks to dispose of or to complete the contemplated disposals in the timeframe contemplated or at all.
To the extent that Gold Fields enters into acquisitions, combinations or joint ventures, it may experience problems in executing the transactions or managing and integrating the acquisitions, combinations or joint ventures with its existing operations.
In order to maintain or expand its operations and Mineral Reserve and Mineral Resource base, Gold Fields may seek to enter into joint ventures, other business combination transactions or to make acquisitions of selected precious metal producing companies or assets
(collectively, M&A transactions). For example, in 2024 Gold Fields successfully acquired Osisko Mining Inc. (Osisko), gaining full ownership of the Windfall project. Additionally, in March 2023, Gold Fields announced that it had agreed on the key terms of a proposed joint venture in
Ghana with AngloGold Ashanti which would combine the Tarkwa mine with AngloGold Ashanti’s adjacent Iduapriem mine into a single operation operated by Gold Fields, which remains subject to regulatory approval by the government of Ghana.
Acquiring new assets, entering into joint ventures, or pursuing M&A transactions in the mining sector is challenging due to intense competition. This is primarily driven by the limited availability of promising mining and exploration assets. The recent trend towards industry consolidation could exacerbate this competition, as the pool of attractive assets continues to decline. Consequently, Gold Fields might find it difficult to secure these assets at an attractive or acceptable cost. The high competition for quality mining assets means that Gold Fields is constantly reviewing its portfolio and seeking to enhance it through accretive M&A transactions. Gold Fields is party to discussions and negotiations in relation to potential M&A transactions from time to time, both in public and in private, which may result in announced transactions or not due to an array of strategic, commercial and other reasons.
In March 2025, Gold Fields announced a non-binding, indicative and conditional proposal to acquire 100% of the issued and outstanding share capital in Gold Road Resources Limited (Gold Road) by way of a scheme of arrangement (the Proposed Gold Road Acquisition). The
Proposed Gold Road Acquisition would consolidate Gold Fields' ownership of the Gruyere mine. However, the proposal was initially rejected by Gold Road’s board of directors. While Gold Fields will continue to see the engagement of Gold Road’s board of directors and its shareholders, there is no guarantee that that Gold Fields will be able to successfully complete the Proposed Gold Road Acquisition on similar terms to the initial proposal, if at all. See “Further Information—Additional Information—Recent Developments”.
Proposed M&A transactions (including the proposed joint venture with AngloGold Ashanti) may fail to materialise due to closing conditions, regulatory approvals, such as delays in securing governmental approvals in the case of the proposed joint venture with AngloGold Ashanti, or other factors that may be outside of Gold Fields’ control. Such transactions may not be timely completed, if at all. Any significant delays in completion may erode the anticipated synergies, potentially causing proposed joint ventures or acquisitions to become economically unviable. To the extent Gold Fields fails to complete such transactions or breaches its contractual obligations, it could be subject to termination and/or buy-out rights.
Completed M&A transactions may change the scale of the Company’s business and operations and may expose it to new geographic, geological, political, social, strategic, operating, financial, legal, third-party, counterparty, regulatory and contractual risks. For example, under the Australian Foreign Acquisitions and Takeovers Act 1975 (Cth), in 2023, Gold Fields became subject to additional post-completion and

6
ongoing administrative reporting obligations in respect of non-land, land and water acquisitions, which carry civil and other penalties and potential government-issued infringement notices for non-compliance.
There is also no guarantee that Gold Fields will realise the anticipated benefits or synergies from its completed M&A transactions. Newly acquired projects, including Windfall, may take longer than expected to become operational. These projects often require numerous permits and are subject to various conditions and approvals before they can begin contributing to the Group’s Mineral Resources and Mineral
Reserves.
There can be no assurance that any proposed or completed M&A transaction will achieve the results intended, and, as such, could have a material adverse effect on Gold Fields’ business, operating results and financial condition.
Gold Fields may suffer material adverse consequences as a result of its reliance on outside contractors to conduct some of its operations.
A portion of Gold Fields’ core mining activities in Australia, South Africa, Chile and Peru and project developments are currently conducted by outside contractors, and in Ghana, Gold Fields wholly relies on contract mining at the Tarkwa mine. Gold Fields’ operations at sites utilising contractors or contract mining are subject to a number of risks, some of which are outside Gold Fields’ control, including contract, execution, dispute and litigation, regulatory and labour risks, which could result in additional costs and liabilities, particularly in the stressed labour markets. In addition, inflation increased significantly in the countries in which Gold Fields operates in 2022 and 2023, further resulting in out of contract requests for support from affected contractors. Additionally, in December 2019, Gold Fields terminated its contract with BCM
Ghana Limited (BCM) in respect of mining services at the Damang mine, and the termination became the subject of a dispute between BCM and Gold Fields. The BCM dispute may result in a protracted dispute resolution process, which could cause Gold Fields to incur significant costs.
Mining contractors are also vulnerable to issues relating to commerciality, liquidity and solvency, which may result in mining operators such as
Gold Fields providing additional financial support to mining contractors. Such issues may be particularly acute in volatile macroeconomic or hyperinflationary environments. For example, in 2020, Gold Fields approved an advance payment, recoverable over 36 months (which was extended in 2021 to 60 months), of U.S.$68.4 million (which has been accounted as an expected credit loss adjustment in Gold Fields’
consolidated financial statements) to one of the mining contractors at its operations in Ghana for the purchase of mining equipment. As at the end of fiscal 2022, an additional U.S.$3.9 million of the loan amount and U.S.$13.6 million receivable (short-term) was provided, resulting in a total expected credit loss of U.S.$58.6 million. As at the end of fiscal 2023, an additional U.S.$25.4 million of the loan amount and U.S.$7.8 million receivable (short-term) was provided, resulting in total expected credit loss of U.S.$91.8 million (U.S.$29.4 million for Damang and U.S.
$62.4 million for Tarkwa). The balance of U.S.$91.8 million remained the total expected credit loss as at the end of fiscal 2024.
The local mining contractors in Ghana continue to experience financial difficulties. Gold Fields continues to prefer contract mining to owner mining in Ghana due to several factors, including the large capital outlay for fleet replacement as well as the labour inflexibility and liabilities associated with owner mining. Furthermore, in January 2025, the Minerals Commission of Ghana issued a new Local Procurement List, pursuant to the Minerals and Mining (Local Content and Local Participation) Regulations, 2020 (L.I.2431), mandating that all open pit and underground mining activities in Ghana must be undertaken by local contractors. The effect of the new Local Procurement List is to effectively prohibit owner mining in favour of contract mining. Gold Fields is undertaking efforts to implement a comprehensive strategy aimed at achieving contract mining sustainability in its Ghana operations. This strategy includes negotiating amendments to existing contracts with mining contractors to incorporate additional financial safeguards, reduce costs and improve operational efficiencies. Despite these initiatives, these measures may have achieved only limited success, and there is no guarantee that these negotiations will be concluded, or if they will ultimately be successful.
In 2022, new regulatory provisions related to labour outsourcing were introduced in Peru. These provisions prohibited the outsourcing of core business activities when such activities involve permanent displacement. Such provisions are currently being challenged in court. Gold Fields has received a temporary suspension from having to comply with these provisions while this matter continues to be challenged in court.
The occurrence, or prolonged continuation of one or more of these risks could have a material adverse effect on Gold Fields’ business, operating results and financial condition.
Gold Fields may suffer material adverse consequences as risks arising from cyber security and cyber incidents increase in frequency and sophistication.
The mining industry has become increasingly reliant on digital technologies. These technologies enable Gold Fields to conduct its day-to-day operations, improve safety and efficiency and decrease costs. However, as reliance on technology increases, the Group becomes more perceptible to the persistent threat of cyber security breaches, such as cyber-crime, ransomware or cyber activist attacks.
The information security management system protecting Gold Fields’ information, communication and technology infrastructure and network may be subject to security breaches or other incidents that can result in misappropriation of funds, increased health and safety risks to people, disruption to Gold Fields’ operations (as a result of the increasing interface between operational technology and information technology), loss of intellectual property and disclosure of commercially sensitive information. An extended failure of critical system components, caused by accidental or malicious actions, including those resulting from a cyber security attack, could also result in a significant environmental incident as well as loss or misappropriation of confidential and/or commercially sensitive information, including personal data relating to Gold Fields’ current or former employees, contractors or business partners. Such information could also be made public in a manner that harms Gold Fields’ reputation and financial results and, particularly in the case of personal data, could lead to regulators imposing significant fines on Gold Fields or other forms of liability, costs and reputational damage.
Gold Fields undertakes various measures to follow the established best practices in relation to cyber security, including, attaining the ISO
27001 cyber security certification, implementing security protection tools, testing its cyber response and recovery procedures, and taking precautions to protect network integrity while engaging with third parties. However, the increasing sophistication and evolving nature of cyber security threats may lead to future cyber security breaches, and sophisticated cyber-attacks (such as phishing and ransomware attacks)
despite Gold Fields’ efforts. This is particularly the case with new and evolving technologies such as artificial intelligence (AI), including generative AI. As these technologies continue to improve and gain widespread use, Gold Fields may experience cyber security attacks created using AI, which may be difficult to detect and defend against.
Unauthorised access to Gold Fields’ IT systems could disrupt its operations, and/or lead to theft, loss or misappropriation of critical assets or to outside parties having access to confidential information, including privileged data, personal data or strategic information of Gold Fields and its current or former employees. Such information could also be made public in a manner that harms Gold Fields’ reputation and financial results and, particularly in the case of personal data, could lead to regulators imposing significant fines on Gold Fields.
An extended failure of critical system components, caused by accidental, or malicious actions, including those resulting from a cyber security attack, could have a material adverse effect on Gold Fields’ business, operating results and financial condition.

7
Failure of Gold Fields’ information, communication and technology systems, or the failure to protect personal information, could significantly impact Gold Fields’ operations and business, may lead to public and private censure, regulatory penalties, fines and/or sanctions and may damage Gold Fields’ reputation.
Gold Fields utilises and is reliant on various internal and external information, communication and technology system applications to support its business activities, in particular SAP, mining activity applications and other applications. Damage to or interruption of Gold Fields’
information, communication and technology systems, whether due to incidents, human error, natural events or malicious acts, may lead to important data being irretrievably lost, exposed or damaged, or may otherwise impact the operation of all or part of Gold Fields’ mining assets, thereby adversely affecting Gold Fields’ business, prospects and operating results. Gold Fields’ is in the process of migrating significant portions of its information technology infrastructure to the cloud. This could lead to several risks, such as higher than projected initial migration and ongoing operational costs, increased exposure to cybersecurity threats, difficulty complying with various data protection regimes and operational impacts due to unstable or insufficient internet infrastructure where operations are located in remote areas.
Gold Fields may also adopt AI and other emerging technologies into its own IT systems or integrate AI within its mining operations. Such tools may additionally be utilised by Gold Fields’ contractors and third parties that the Company conducts business with. The use of AI may not meet the existing and rapidly evolving regulatory standards and could introduce security or other operational risks that may expose confidential data, lead to the loss of competitive information and result in operational failures. Limited expertise and skills shortages could prevent Gold Fields from effectively using or promptly implementing AI and other technologies.
In addition, Gold Fields is also subject to risks relating to the interpretation and application of evolving consumer, privacy and data protection laws and regulations in the jurisdictions in which Gold Fields operates, including Australia, South Africa, Ghana, Chile, Peru, Canada, the
European Union (EU) and the United States. Regulators may interpret and apply these laws and regulations in a manner that is inconsistent with Gold Fields’ current data processes and practices.
Complying with these various laws and regulations is complex and could cause Gold Fields to incur substantial costs or require it to change its business practices, processes and information, communication and technology system platforms in a manner adverse to its business. This includes legislation such as the General Data Protection Regulation (GDPR), an EU-wide framework that sets out rules relating to the protection of personal data being processed in, or outside the EU, and which applies to Gold Fields through its storage of employee information in data centres located in the EU. Other applicable laws include, but are not limited to, Australia’s Privacy Act 1988 and South
Africa’s comprehensive privacy law, the Protection of Personal Information Act, 2013 (POPIA) and most recently, Chile’s new data protection law.
The mining sector has historically and may in the future continue to experience confidentiality breaches, and failure to comply with data protection legislation may lead to public and private censure, regulatory penalties, fines and/or imprisonment, depending on the severity of the breach, which could have a material adverse effect on Gold Fields’ business, operating results and financial condition. See “—Gold Fields may suffer material adverse consequences as risks arising from cyber security and cyber incidents increase in frequency and sophistication”.
The failure to optimise and modernise operations may have a material adverse effect on Gold Fields’ business.
Gold Fields’ business is increasingly dependent on its ability to modernise its operations, including through changes to its operating model, implementation of digital and other operational technology (such as remotely operated and battery electric vehicles and equipment) and IT systems. Improvements to these systems are necessary for Gold Fields to increase its Mineral Resource to Mineral Reserve conversion, improve productivity and efficiency, reduce costs, decrease power consumption, improve safety performance and reduce environmental impact, among other things.
Modernisation of its operations may require Gold Fields to adopt new technologies, organisational structures and skills. These changes could result in the loss of key personnel and failure to realise efficiencies. Implementation of new technologies and systems is capital intensive and there is no guarantee that the use of new technologies and systems will deliver the intended benefits within the anticipated timeframes, or at all, potentially resulting in unexpected delays and cost increases. In addition, the implementation and operation of new technologies and systems may require new or additional skills which Gold Fields may not have, or may not be able to secure, particularly as many of these skills are in high demand from competitors. Initiatives to modernise Gold Fields’ operations may cause operational disruptions, IT failures, safety system failures, increased costs, lower productivity and other challenges.
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
Gold Fields’ operating results have and may continue to be affected by general cost increases, including due to the availability and pricing of raw materials and other essential production inputs, such as fuel, steel, cyanide and other reagents. The price and quality of raw materials may be substantially affected by changes in global supply and demand, sustained and lingering impacts and large-scale trend changes, along with weather conditions, governmental controls and related economic sanctions and other factors. A sustained interruption in the supply of any of these materials would require Gold Fields to find acceptable substitute suppliers and could require it to pay higher prices for such materials. Any significant increase in the prices of these materials will increase the Company’s operating costs and affect production considerations. Gold Fields’ costs increased in fiscal 2024 and are expected to continue increasing into 2025 and possibly 2026 across its operations, including as a result of other factors such as increases to the price of oil, steel, explosives, tariffs and labour costs. See “—High inflation and geopolitical tensions may have a material adverse effect on Gold Fields’ business, operating results and financial condition”.

8
The price of oil has been volatile between 2022 and 2024. This volatility is expected to persist following the imposition of sanctions and embargoes on natural gas and oil resulting from the war in Ukraine, alongside escalating tensions between the United States and its trading partners, leading to imposition of new or increased tariffs on goods and other protectionist measures. Changes in the cost or availability of oil could increase Gold Fields’ cost of operations and cause production stoppages, which could impact existing profit margins and have a material adverse effect on Gold Fields’ business, operating results and financial condition.
Furthermore, the price of steel has also been volatile. Steel is used in the manufacture of most forms of fixed and mobile mining equipment and much of the support material used underground, which is a relatively large contributor to the operating costs and capital expenditure of a mine. In addition, there has been a recent, significant increase in the price of explosives, a key input for mining activity, driven by heightened ammonium nitrate prices.
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
Power cost increases and unreliability of power supply may adversely affect Gold Fields’ business, operating results and financial condition.
In Australia, Gold Fields’ Gruyere JV, Granny Smith and Agnew mines receive electricity from various combinations of gas, wind and solar power, battery storage and diesel. The St. Ives operation obtains electricity pursuant to a contract with BHP-Nickel West that has been extended to 1 July 2025. The approval of a St. Ives renewable microgrid to replace a proportion of this supply was secured in 2024, and the project is expected to be completed in early 2026. Gold Fields is renegotiating a new electricity supply contract with BHP-Nickel West to provide St. Ives mine its base electricity supply, which is approximately 25% of its total requirement.
Failure to successfully execute the construction and commissioning of the St. Ives microgrid and/or the negotiation of the new electricity supply agreement with BHP-Nickel West could result in an increase in costs and/or the cessation or interruption of mining at St. Ives. Once commissioned, there is no guarantee that the St. Ives microgrid will perform in line with the modelling conducted by Gold Fields. Furthermore, the baseload supply provided by BHP-Nickel West will be gas powered, and any interruption to BHP-Nickel West’s gas transmission pipelines or generators could adversely impact the supply of electricity at the St. Ives operation.
Considering the reliance on gas transmission pipelines, if any of Gold Fields’ other Australian operations were to lose their supply, including through failure to secure gas pipeline capacity or renewed supply contracts when the current arrangements come to an end on 1 July 2025, replacement of this supply at the quantities required (through alternatives such as diesel or greater reliance on existing renewable energy infrastructure) may not be possible in its entirety, or in the timeframes required, or at the very least may entail a significant increase in costs in the medium and long term, given the rising price of gas in Western Australia, which is forecasted to continue due to lack of new supply.
While Gold Fields is considering options for gas supply for Gruyere, Granny Smith and Agnew mines beyond current contractual arrangements, there is no guarantee that these alternative options will be successful in lowering costs. Any such increase in costs could have a material adverse impact on Gold Fields’ business and operating results.
Gold Fields’ South Deep mining operation depends, in large part, upon electrical power generated by the state-owned power utility, Eskom
SOC Limited (Eskom). Eskom holds a monopoly on power supply in the South African market, supplying nearly 95% of the country’s electricity needs. Eskom has historically experienced financial difficulties caused by various factors. For example, during certain periods of supply-
constraint, Eskom utilised significant amounts of diesel to run its gas turbines while concurrently losing electricity sales because of load shedding or curtailment, which has contributed to above inflation tariff applications.
Eskom’s tariffs are regulated by the National Energy Regulator of South Africa (NERSA) and are determined through a consultative multi-year price determination (MYPD) process, with occasional tariff increase adjustments under the Regulatory Clearing Account (RCA) mechanism.
Pursuant to the MYPD process, NERSA granted Eskom tariff increases of 9.61% for the period 2022/2023 and 18.65% for the period
2023/2024, which includes an RCA amount of R15 billion. In 2023, NERSA granted Eskom a 12.74% tariff increase for the period 2024/2025, with the effective tariff increasing to 13.29% during this period due to an additional 25.42% increase in the affordability subsidy charge. In
2024, Eskom applied for a 36.15% increase for 1 April 2025, an 11.81% increase for 1 April 2026 and a 9.10% increase for 1 April 2027 because of a shortfall caused by previous regulatory decisions. In January 2025, NERSA rejected the requested tariff increase. It is likely that Eskom’s electricity tariffs will continue to increase in the future.
Eskom is currently undergoing a vertical unbundling to separate the company’s generation, transmission and distribution functions. The exact timing and impact of the vertical unbundling is not known but it may result in further tariff increases, price instability and/or poor reliability in the supply of electricity. Furthermore, Eskom’s infrastructure is deteriorating, and there are concerns about the potential failure of transmission lines due to inadequate maintenance and criminal activities. Gold Fields has implemented strategies to reduce South Deep’s reliance on Eskom. For example, South Deep has completed the construction of a 50MW solar power plant with studies underway to expand the renewable energy base load. However, despite these initiatives, Gold Fields will continue to be reliant on Eskom, and should Gold Fields experience further power tariff increases and disruptions to its supply, its business, operating results and financial condition may be adversely impacted. Additionally, there is a risk that these strategies may not achieve the desired outcomes, as the area around South Deep is susceptible to severe weather conditions, such as large hailstones, which could adversely impact the solar power generation capabilities of
South Deep.
In Ghana, Gold Fields’ mines are supplied primarily by power plants operated by Genser Energy Ghana Limited (Genser Energy), which supplies Damang’s total power requirements from a 27.5MW power plant and approximately 95% of Tarkwa’s power requirements from a
57MW power plant. If either of these plants fail or supply insufficient power, Damang and Tarkwa may be required to source additional power from the national grid providers the Electricity Company of Ghana (ECG) and Bui Power Authority (BPA), respectively, and may be subject to power disruptions.
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

9
Power deficits, potential total power failure in South Africa, fluctuations and usage constraints may force Gold Fields to halt or curtail operations.
In South Africa, Eskom reintroduced national rotational power cuts (load shedding and load curtailment for industrial customers with formal agreements) in December 2018. Load shedding was prevalent throughout 2023 and continued until March 2024, with approximately 83 days between 2023 and 2024. In 2025, load shedding occurred on several occasions. Eskom’s inability to fully meet the country’s demand has led to, and may continue to lead to, rotational and unscheduled power cuts. There is no assurance that Eskom’s efforts to protect the national electrical grid, including through its commitment to increase the available energy, will prevent a complete national blackout. Further, despite preparing plans for the South Deep mine in case of a national blackout, such events would have a material adverse effect on South Deep.
Gold Fields has a load curtailment agreement with Eskom. Under this agreement, Gold Fields is required to reduce demand by up to 50% of load, depending on the severity of the shortage, for a specified period during which the national grid is unable to maintain supply and demand. During 2024, Gold Fields was required to reduce demand by 7% on seven occasions. Any further disruption or decrease in the electrical power supply available to Gold Fields’ South Deep operation, or a total power failure in South Africa, could severely impact the
South Deep operation and, in turn, have a material adverse effect on Gold Fields’ business, operating results and financial condition.
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
Gold Fields’ current debt levels may make it more vulnerable to adverse economic and competitive conditions, as well as other adverse developments.
As of 31 December 2024, Gold Fields’ consolidated gross debt was U.S.$2,495.6 million (of which U.S.$719.1 million becomes due over the 12 months following 31 December 2024).
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
For Gold Fields’ open pit operations, no assurances can be given that unanticipated adverse geotechnical and hydrological conditions, such as landslides and pit wall failures, which could result in potential ore loss and/or prevent or limit pit access, will not occur in the future or that such events will be detected in advance. Further, Gold Fields’ underground operations are also maturing, and mining is at deeper levels which may be more prone to seismicity. This is of particular concern at the Wallaby underground operation at Granny Smith, the Waroonga underground operation at Agnew and at South Deep. Gold Fields had 11 damaging seismic events in 2024, compared to 19 damaging seismic events in 2023. South Deep accounted for 6 of these seismic incidents in 2024. All of Gold Fields’ underground operations now have stress-
related mining issues.
Hydrogeological challenges also present significant risks, including at South Deep and the neighbouring Ezulwini mine owned by Sibanye-
Stillwater. These sites are separated by reinforced concrete water plugs, which are essential to ensure the South Deep operation is not affected by water ingress from Ezulwini in connection with Ezulwini’s closure. See “—The effects of the regional cessation of dewatering may have a material adverse effect on Gold Fields’ South Deep operation”.
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

10
Gold Fields has appointed external geotechnical review boards (the Geotechnical Review Boards) to help implement industry best practice geotechnical design, monitoring, mine design, extraction sequencing, and ground support implementation, specifically at the Wallaby mine at
Granny Smith, South Deep and Cerro Corona. Gold Fields cannot guarantee that any recommendations by the Geotechnical Review Boards will be implemented effectively or that the ongoing monitoring of Gold Fields’ mines will not be interrupted, or that it will be otherwise effective. Geotechnical instabilities can be difficult to predict and are often affected by risks and hazards outside of Gold Fields’ control, such as severe weather and rainfall, which may lead to periodic floods, mudslides, and wall instability, which may result in slippage of material. In relation to mine-induced seismicity, uncontrollable changes in the regional extraction rate or mining on the same geological structure as a neighbouring mine, as well as changes in the mining extraction rate or sequence, may lead to higher than anticipated seismic activity, which may result in damage to infrastructure and prevent access to the affected mining areas.
Geotechnical failures and seismic activity could result in limited or restricted access to mine sites, suspension of operations, regulatory investigations, increased monitoring costs, remediation costs, loss of ore and other impacts which could have a material adverse impact on
Gold Fields’ reputation, business, operating results and financial condition.
The continued status of South Africa’s credit rating as non-investment grade, as well as the grey listing of South Africa by the Financial
Action Task Force, may have an adverse effect on Gold Fields’ ability to secure financing.
In 2022, Moody’s changed South Africa’s sovereign credit rating outlook to stable from negative due to the likelihood of the South African
Government’s debt burden stabilising over the medium term. Moody’s also changed the outlook for ten corporates, including Gold Fields, to stable from negative due to a credit rating linkage with the South African sovereign rating. South Africa’s current sovereign credit ratings are
BB- (positive outlook), Ba2 (stable outlook) and BB- (stable outlook) from Standard & Poor’s, Moody’s and Fitch, respectively.
The continued status of South Africa’s sovereign credit rating as non-investment grade by Standard & Poor’s, Moody’s or Fitch Ratings may adversely affect the South African gold mining industry and Gold Fields’ business, operating results and financial condition, particularly given the linkage and direct consequence of Moody’s credit ratings, by making it more difficult to obtain external financing or could result in any such financing being available only at greater cost or on more restrictive terms than might otherwise be available. Downgrades of South
Africa’s sovereign credit rating could also have a material adverse effect on the South African economy as many pension funds and other large investors are required by internal rules to sell bonds once two separate agencies rate them as non-investment grade. Additionally, in
February 2023, South Africa was “grey listed” by the Financial Action Task Force, which subjects it to increased monitoring and may have a negative impact on South Africa’s financial growth and discourage foreign investment. Since then, the South African National Treasury has been leading a process to enable South Africa to exit grey listing by October 2025, however there is no guarantee that this will be achieved.
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
A number of Gold Fields’ properties have experienced illegal and artisanal mining activities and theft of gold and copper bearing materials and copper cables (which may be by employees or third parties). These activities could lead to interference with Gold Fields’ operations, which could cause unexpected deficits in production or result in conflict situations that present a threat to human life and property. Gold
Fields has experienced, and may in the future experience, security incidents, including attempted robberies. Perimeter security processes, where possible, are being strengthened to ensure that critical infrastructure is adequately protected, however there is no guarantee that these measures will be effective, particularly as the nature of these criminal activities become more sophisticated. Should such security measures fail, this could have a material adverse impact on Gold Fields’ reputation, business, operating results and financial condition.
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
The activities of illegal and artisanal miners could lead to depletion of Mineral Resources and Reserves, potentially affecting the economic viability of mining certain areas and shortening the lives of the operations, as well as causing possible operational disruption, project delays, disputes with illegal miners and communities, pollution, damage to property, personal injury or death. It is possible that mine owners may be held responsible for the actions of such illegal miners or for any damages, injuries or fatalities that occur due to their actions, including through the actions of police or security force personnel deployed at the mine.
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
Occupational diseases and health epidemics pose risks to Gold Fields in terms of lost productivity and increased costs.
Gold Fields faces risks related to occupational diseases, such as noise-induced hearing loss, silicosis and tuberculosis, as well as health epidemics, which could significantly impact its people, operations and surrounding areas. The degree of exposure risk varies between its sites due to the nature of its operations. For example, the prevalence of HIV/AIDS in South Africa poses risks to Gold Fields in terms of potentially reduced productivity and increased medical and other costs. Gold Fields supports its employees living with HIV through health plans and other measures to manage their conditions. In Ghana, Gold Fields’ workforce faces a high risk of exposure to malaria. Whilst the region has a comprehensive malaria control strategy in place, which includes education initiatives, prophylaxis and treatment, there is no guarantee that these measures will ultimately be effective. If there is a significant increase in the incidence of occupational diseases among the workforce or health epidemics, this may have a material adverse effect on Gold Fields’ business, operating results and financial condition.

11
Gold Fields’ ability to recognise the benefits of deferred tax assets is dependent on future cash flows and taxable income.
Gold Fields recognises the expected future tax benefits from deferred tax assets when it is more likely than not that these benefits will be realised. Otherwise, a valuation allowance is applied against the deferred tax assets. Assessing the recoverability of these assets requires management to make significant estimates regarding future taxable income. These estimates rely on historical operating results, forecasted cash flows, and the application of existing tax laws in each jurisdiction. If future cash flows and taxable income differ significantly from these estimates, Gold Fields’ ability to realise the deferred tax assets could be affected. Years of historical losses and capital investments may lead to a net deferred tax asset position in countries where tax losses never expire, such as in South Africa. Historic expenses and capital allowances may also result in significant deferred tax assets, and offsets against future taxable profits may be realised. In both cases, there is a risk of non-recovery if a mine underperforms. In the future, the Group’s estimates may change, necessitating a valuation allowance or impairment of Gold Fields’ deferred tax assets. Moreover, future changes in tax laws could limit the Group’s ability to obtain the tax benefits from Gold Fields' deferred tax assets. Refer to Note 10 to Gold Fields’ Consolidated Financial Statements, “Mining and income taxation” for additional information related to deferred taxation of the Group’s properties. For additional information regarding Gold Fields’ net deferred taxation liability in different accounting periods, refer to Note 26 to Gold Fields’ Consolidated Financial Statements.
Risks related to environmental, social and corporate governance
Gold Fields may not be able to operate successfully if its employees and contractors that make up its workforce are not able to perform their roles in a physically and psychologically safe, respectful and inclusive work environment.
Gold Fields’ success is dependent on the contributions of its people. The Company’s ability to achieve its operating goals depends upon its ability to recruit, hire, retain and develop suitably skilled, experienced, qualified and diverse personnel. Gold Fields is fundamentally committed to creating and maintaining a physically and psychologically safe work environment in which employees are treated fairly and with dignity, decency, respect and in accordance with the company’s values and all applicable laws. Gold Fields recognises that bullying, sexual harassment and harassment based on other protected categories, including race, have been prevalent in every industry, including the mining industry. Features of the mining industry, such as being a historically hierarchical and male-dominated culture, create risk factors for harmful workplace behaviour. For example, in June 2022, after an inquiry by the Parliament of Western Australia into sexual harassment and assault of women in the Western Australian mining industry, the findings were published, to which the Western Australian government responded in
September 2022 by accepting, or accepting in principle, all recommendations pertaining to government.
Gold Fields does not tolerate discrimination and/or harassment of any kind (including in relation to sexual orientation, gender identity, race, religion, ethnicity, age, or disability, among others). In 2022, Gold Fields engaged Elizabeth Broderick & Co. to carry out an independent review examining its workplace culture, the findings of which were published in August 2023. The findings revealed half of the respondents had experienced harmful behaviour at work, such as bullying, sexual discrimination, and/or racism, during the last five years, and many reported having little confidence in Gold Fields’ reporting mechanisms. As a result, actions have been taken to reduce the incidence of harmful behaviours and to improve reporting mechanisms, with progress tracked on a quarterly basis. These measures, together with Gold
Fields’ policies and processes may not prevent or detect all potentially harmful workplace behaviours. Gold Fields occasionally identifies or is apprised of information or allegations that certain employees, affiliates, contractor workers, agents or associated persons may have engaged in harmful behaviours and improper, inappropriate or unlawful conduct, including but not limited to bullying, discrimination and/or harassment.
Furthermore, the Company is subject to extensive labour and workplace equality regulations addressing discrimination and harassment in every country where it operates.
Gold Fields’ safety performance has been below expected levels, with two fatal incidents in Ghana in 2023 and one fatal incident in South
Africa and a further fatal incident in Australia in 2024, with a number of serious injuries also sustained within the Group. Gold Fields implemented a comprehensive, independent review of its culture, safety processes and capabilities, and has in response initiated a multi-year safety improvement plan, which sets out specified actions around leadership and culture, resilient risk reduction, capacity building and business partner management. There is no guarantee that these measures will be successfully implemented or will be effective in improving safety performance in all cases, or at all.
If Gold Fields fails to maintain a physically and psychologically safe, respectful and inclusive work environment, it could adversely impact employee attraction, engagement, performance, productivity and retention; resulting in potential legal claims, regulatory action, and/or adverse media and/or otherwise damage the Company’s reputation, which could have a material adverse effect on Gold Fields’ business, results of operations and financial condition.
Economic, political or social instability in the countries or regions where Gold Fields operates may have a material adverse effect on Gold
Fields’ operations and profits.
In fiscal 2024, 46%, 13%, 31% 8% and 2% of Gold Fields’ managed gold-equivalent production was in Australia, South Africa, Ghana, Peru and
Chile, respectively. Changes or instability in the economic, political or social environment in any of these countries or in neighbouring countries could affect investment in Gold Fields.
In 2022, Australia held a federal election which resulted in the election of a new Labor government, and installing the leader of the Australian
Labor Party, Anthony Albanese, as Prime Minister. The next federal elections in Australia are due to be held in 2025. Western Australia held state elections in March 2025, and the WA Labor Party (led by Premier Hon. Roger Cook) was re-elected for a third term. While the WA Labor
Party was re-elected with a clear parliamentary majority, its primary vote share declined compared to the previous election. The next state election is due to be held in March 2029. Certain legislation implemented by the Federal Labor government and actions by government ministers, including in the areas of industrial relations, environmental protection and preservation of Aboriginal cultural heritage, have led to considerable unrest within the mining sector. A recent intervention by the Federal Environment Minister in relation to the protection and preservation of Aboriginal cultural heritage on an approved New South Wales gold project has also caused concerns for the sector and may indicate an increased willingness of the current Federal Government’s to use its powers under federal legislation in relation to such Aboriginal cultural heritage matters (see “Environmental and Regulatory Matters—Australia”).
In June 2024, a government of national unity was formed with Cyril Ramaphosa being re-elected as President of South Africa. However, for the first time in three decades, the African National Congress party lost its majority in the National Assembly. It is unclear how stable the government of national unity will be and how it will govern going forward. Furthermore, while the South African Government has stated that it does not intend to nationalise mining assets or mining companies, certain political parties favour a policy of nationalisation. Any threats of or actual proceedings to nationalise any of Gold Fields’ assets could halt or curtail operations, resulting in a material adverse effect on Gold
Fields’ business, operating results and financial condition and could cause the value of Gold Fields’ securities to decline rapidly and dramatically, possibly causing investors to lose the entirety of their respective investments.

12
Further, high levels of unemployment, particularly among the youth, and a shortage of critical skills in South Africa, despite increased government expenditure on education and training, exacerbated by possible ongoing loadshedding and degradation of infrastructure, remain issues and deterrents to foreign investment. The volatile and uncertain labour and political environments, which severely impact the local economy and investor confidence, have led, and may lead, to further downgrades in national credit ratings, making investment more expensive and difficult to secure. See “—Gold Fields’ operations and profits have been and may continue to be adversely affected by trade union activity and new and existing labour laws” and “—The continued status of South Africa’s credit rating as non-investment grade, as well as the grey listing of South Africa by the Financial Action Task Force, may have an adverse effect on Gold Fields’ ability to secure financing”.
This may restrict Gold Fields’ future access to international financing and could have a material adverse effect on Gold Fields’ business, operating results and financial condition.
Ghana continues to see high levels of unemployment, particularly among the youth, degradation of infrastructure, uncertain political environments and tariff increases. Tax hikes and debt exchange programmes pursued by the government led to pockets of protests in Accra in 2023. In addition to an International Monetary Fund payout in 2024, Ghana continues to extend existing levies and impose new ones.
These socio-economic trends continue to be issues of concern that deter foreign investment and weaken investor confidence. The general election was held in December 2024 and resulted in the election of former President John Mahama, who previously served as President until
6 January 2017.
Chile held general elections in 2021, and Gabriel Boric was elected as President for a four-year term. Chile’s presidential election for the
2026-2030 term will take place on 16 November 2025, alongside parliamentary elections. The time officials dedicate to the upcoming election could affect the timelines for certain permit approvals and other administrative processes. In 2020, Chile held a national referendum during which the formation of a constitutional convention to rewrite Chile’s constitution was overwhelmingly approved. Following a series of drafts which were rejected by voters, the Chilean government ruled out initiating a new constitutional process during the current presidential term. It is unclear if the next government will institute a new constitutional process. As Gold Fields moves into production ramp-up at the
Salares Norte operation in Chile, any unrest, or any unforeseen or unfavourable changes stemming from the upcoming election, or any future new constitution, such as a proposal to nationalise Chile’s gold mines, may delay or halt such production ramp-up, which could have a material adverse effect on Gold Fields’ business, operating results and financial condition.
In 2021, Peru held a general election and Pedro Castillo was elected President for a five-year term. However, he was impeached in December
2022. As a result, Vice President Dina Boluarte was sworn into office. Growing concerns regarding crime (including illegal mining) and insecurity have triggered social unrest in several parts of Peru. In March 2025, The Government of Peru declared a 30-day State of
Emergency for the Provinces of Metropolitan Lima and Callao in response to escalating violent crime rates. The next general election in Peru will be held in 2026.
In Canada, Prime Minister Justin Trudeau, leader of the Liberal Party since 2015, announced his resignation in January 2025, and in March
2025, Mark Carney became the Prime Minister of Canada. The next federal election will be held on 28 April 2025.
Engagement with community stakeholders in all of the regions where Gold Fields operates can pose challenges to local management and any inability to properly manage these relationships may have a negative impact on Gold Fields’ production or associated costs. In Peru specifically, local authorities have previously expressed concern regarding a perceived lack of values-based mining within their communities and the central government of Peru has expressed concern that social instability has increased in the communities surrounding Cerro Corona.
There is also the potential for social instability, protests or organised criminal activity in the communities near Gold Fields’ South Deep,
Damang, Tarkwa and Cerro Corona mines relating to, among other things, community investment, unemployment, community mining, environmental concerns, service delivery by local government or other issues.
It is not certain what, if any, political, economic or social impacts the newly elected, appointed or re-elected governments will have on
Australia, South Africa, Ghana, Chile, Peru, or Canada respectively, or on Gold Fields specifically. In addition, economic and political instability in regions outside of the jurisdictions where Gold Fields operates and geopolitical events, such as political instability in West Africa and the war in Ukraine and conflict in the Middle East and any related economic sanctions, may result in unavoidable uncertainties and events.
Moreover, resource nationalism could affect Gold Fields’ operations and profitability as governments may impose stricter regulations, raise taxes, or nationalise assets to gain greater control over natural resources. See “—Gold Fields is subject to various regulatory costs, such as taxes and royalties, the imposition of which may have a material adverse effect on Gold Fields’ operations and profits”. These uncertainties and events could negatively affect costs of business, disrupt supply chains, cause volatility in commodity prices, currency exchange rates, interest rates and worldwide political, regulatory, economic or market conditions. They could also cause instability in political institutions, regulatory agencies and financial markets.
Occurrence of any such developments could result in Gold Fields experiencing opposition or disruptions in connection with any of its operations. Such opposition or disruptions to any of Gold Fields’ operations, in particular if it has an adverse impact on costs or causes any stoppages (including as a result of any protests aimed at government and other mining operations that affect operations), could have a material adverse effect on Gold Fields’ business, operating results and financial condition.
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
Various members of Gold Fields’ Board of Directors are expected to depart in the near future, including several long-serving Non-Executive
Directors. The Board has been actively working on succession planning and identifying diverse global candidates with the necessary skills and experience. For example, in 2024, Shannon McRae and Zarina Bassa were appointed as Non-Executive Directors. However, the transition period could last longer than expected and there may be difficulties with recruiting qualified candidates, which could require expending additional resources and disrupting the continuity of the Board’s decision-making process.

13
Furthermore, the Company has experienced significant changes to its senior leadership team between 2023 and 2025. In January 2024,
Mike Fraser was appointed as CEO, which followed the departure of four members of the Executive Committee in 2023. A further three members of the Executive Committee, including the CFO, Executive Vice President of Australia and Executive Vice President of Sustainable
Development announced their retirements in 2023. In 2024, the Company appointed new members to its Executive Committee, including
Alex Dall as Interim CFO, Mariette Steyn as Executive Vice President Sustainability, Chris Gratias as Executive Vice President Strategy and
Corporate Development and Gerrit Lotz as Interim Executive Vice President People. In 2025, Alex Dall was appointed as the permanent CFO and Executive Director, and Mariette Steyn’s portfolio was changed to include both People and Sustainability. The mining industry’s ongoing global shortage of qualified global senior leadership, including as a result of increased competition for talent in the sector, may have a negative impact on Gold Fields’ ability to fill future vacant positions on its Executive Committee. The shortage could also lead to salary inflation, further impacting Gold Fields’ ability to attract and retain top talent.
Changes to the senior leadership team and the Board could impact Gold Fields’ strategy and strategic direction. In 2024, Gold Fields announced that it would change its operating model from a three-layered organisation to a two-layered functional guidance model. However, due to the various changes in the senior leadership team, the implementation of this new model may not be achieved within the timeframe initially contemplated or at all. There is also no guarantee that this operating model will be effective. See “—Gold Fields may experience unforeseen difficulties, delays or costs in implementing its business strategy and projects, particularly at Salares Norte, and any such strategy or project may not result in the anticipated benefits”.
Furthermore, the mining industry, including Gold Fields, is experiencing shortages of sufficiently skilled employees. There are shortages of mechanised mining skills in the Australian, South African, Ghanaian and Canadian gold mining industries and a shortage of technically qualified employees in the Peruvian and Chilean gold mining industries. Gold Fields is also experiencing a shortage, and high turnover of, skilled workers, including operators at South Deep. The ability of Gold Fields to secure a future pipeline of appropriately skilled employees is also uncertain due to a decline in those seeking to train in the technical areas relevant to the mining industry and even more scarce female talent entering those careers. Gold Fields may be unable to appoint, hire or retain qualified Board members, senior leadership, technically skilled employees or other management personnel, or may have to pay higher levels of remuneration than it currently intends in order to do
so.
Additionally, Gold Fields takes proactive steps to ensure participation among marginalised or underrepresented persons (including, such as in
South Africa, Historically Disadvantaged Persons (as defined in the Mineral and Petroleum Resources Development Act, No. 28 of 2002
(MPRDA) (HDSAs)), women and people with disabilities) at all levels within the Group, including at the Board and other relevant management levels, and at all occupational levels. In some instances, including in South Africa, Gold Fields must ensure that there is sufficient participation of marginalised or underrepresented persons (including HDSAs, women and people with disabilities) as a condition of its mining rights. See
“—Gold Fields’ mineral rights are subject to legislation, which could impose significant costs and burdens, certain ownership requirements and possible penalties or forfeiture for non-compliance, the interpretation of which could be the subject of dispute”. If Gold Fields is unable to appoint, hire and retain qualified Board members, senior leadership and technically skilled personnel or is unable to attain sufficient representation of marginalised or underrepresented persons (including HDSAs, women and people with disabilities) at the board level and in management positions, or if there are not sufficient succession plans in place, this could have a material adverse effect on its business
(including resulting in the imposition of fines and having a negative effect on production levels), operating results, financial position and social licence to operate.
Gold Fields may not be able to meet its environmental, social and corporate governance targets or disclosure requirements.
Gold Fields has announced a range of environmental, social and governance (ESG)-related targets for 2030 and beyond, including: (i) safety, health, wellbeing and environment targets of zero fatalities, serious injuries or serious environmental incidents; (ii) increased gender diversity, including 30% female representation; (iii) tailings management, including complying with the Global Industry Standard on Tailings
Management and reducing the number of active upstream raised tailings storage facilities to three, globally; (iv) water stewardship to achieve a 80% reuse and recycling of water and 45% reduction in freshwater use from a 2018 baseline; (v) decarbonisation targets to achieve a 50%
absolute and 30% net emissions (Scope 1 and 2) reduction against a 2016 baseline, a 10% Scope 3 emissions reduction from a 2022 baseline and net zero emissions by 2050; and (vi) stakeholder value creation, including 30% of stakeholder value creation and six legacy programmes benefitting host communities under implementation by 2030. Gold Fields cannot guarantee that it will meet any or all of these targets. The climate crisis and socio-political challenges cannot be addressed by Gold Fields, or any organisation, on its own. Gold Fields’ progress is dependent not only on its own actions but on the governments of its countries of operation, providing clear, early regulatory policy to help drive the change needed to meet its targets as well as the actions of those in Gold Fields’ value chain and wider society.
Further, several jurisdictions have or are contemplating the introduction of mandatory climate-related financial disclosure. For example, the
Securities and Exchange Commission (SEC) adopted final rules in 2024, which will require SEC registrants, including Gold Fields, to provide certain climate-related information in their annual reports. The SEC stayed the effectiveness of these rules, and it is uncertain if or when compliance will be required. In Australia, amendments to the Corporations Act 2001 (Cth) introduced a mandatory climate-related financial disclosure regime which imposed new sustainability reporting obligations on certain entities, including Gold Fields’ Australian entities, from
1 January 2025.
The costs of compliance with proposed and recently enacted climate disclosure rules are significant, and non-compliance may carry civil and regulatory penalties. Failure to comply with applicable legislation or to meet its targets could have a material adverse effect on Gold Fields’
business, operating results and financial condition as well as posing reputational and litigation risks.
Gold Fields’ operations are subject to extensive environmental and health and safety laws and regulations, which could impose additional costs and compliance requirements and Gold Fields may face operational disruptions, claims and liability for breaches, or alleged breaches, of such regulations and other applicable laws.
Gold Fields’ operations are subject to extensive environmental and health and safety laws, regulations, permitting requirements and standards. These regulations oversee, among other things, the protection of the environment, pollution, water management, waste disposal, occupational health, safety and wellbeing, including mine safety, toxic substances, cultural heritage, the management and sustainable closure of operations, and the protection of endangered and other special status species.

14
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
The application of such standards could impose significant compliance costs on Gold Fields. Certain financial institutions from whom the
Company borrows money may also require compliance with any of these standards, the subsequent deviation from which could prevent or adversely affect Gold Fields’ financial condition, existing financing arrangements and ability to secure future financing. For example, in 2023
Gold Fields entered into a U.S.$1.2 billion credit facility agreement and a A$500 million syndicated facility agreement, both of which offer the benefit of a lower margin depending on the fulfilment of certain sustainability-linked key performance indicators. However, there is no guarantee that Gold Fields will satisfy such commitments.
The environmental and health and safety laws and regulations applicable to Gold Fields impose significant compliance costs and subject the
Company to enforcement actions, which may result in suspension of all or part of an operation and/or significant financial penalties and remedial actions, and potential litigation. In particular, the fatalities that occurred at South Deep in January 2024 and St. Ives in April 2024
remain subject to regulatory investigation. Moreover, a failure to satisfy environmental, health and safety standards could impact Gold Fields’
“social licence to operate”.
Compliance Costs
Gold Fields has incurred and may in the future incur significant costs to comply with environmental, social, health, safety and wellbeing requirements imposed under existing or new legislation, regulations or permit requirements, or to comply with changes in existing laws and regulations or the way they are applied. For example, Gold Fields is required to ensure it has sufficient funding for estimated mine closure liabilities. In 2024, Gold Fields’ total gross mine closure liability was U.S.$641 million. The funding methods used to make provision for the required portion of these mine closure cost liabilities, in accordance with in-country legislation, are as follows:
•Australia: while there is an annual levy payable to the state of Western Australia (currently set at 1% of the total mine closure liability), this goes into a State-administered fund known as the Mine Rehabilitation Fund, which is used to rehabilitate legacy sites or sites that have been prematurely closed or abandoned. Consequently, Gold Fields’ Australian operations self-fund all mine closure liabilities;
•South Africa: contributions to environmental trust funds and guarantees;
•Ghana: reclamation bonds underwritten by banks, and restricted cash;
•Chile: guarantee insurance policies;
•Peru: bank guarantees and restricted cash; and
•Canada: bank guarantees.
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
Regulators can and do issue instructions following safety incidents to either partially or completely halt operations at affected mines. It is Gold
Fields’ policy to halt production at its operations when serious incidents occur in order to rectify hazardous situations and, if necessary, retrain workers. In 2024, St. Ives was issued a prohibition notice by WorkSafe in relation to the paste plant construction site following a fatality at the site in April 2024. Additionally, the South African Department of Mineral Resources and Energy (DMRE) conducted site visits, audits and inspections at South Deep, resulting in one section 54 notice (where the mine has to stop operations) following a fatal incident that occurred in January 2024. There were no section 55 notices issued in 2024. A section 93 notice was issued relating to a contravention of the MPRDA that related to non-compliance with the approved Social and Labour Plan of 2018 to 2022, of which Gold Fields presented all the evidence required during January 2024. In addition, there can be no assurance that trade unions will not take industrial action in response to such incidents which could lead to production losses. Trade unions may also exercise right of entry powers in relation to safety matters which may impact production. Any additional stoppages in production, or increased costs associated with such incidents, or other safety related matters, could have a material adverse effect on Gold Fields’ business, operating results and financial condition. Such incidents may also negatively affect Gold Fields’ reputation with, among others, employees, trade unions and regulators.
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
South African legislation grants legal standing to a wide range of interest groups to institute legal proceedings to enforce their environmental rights, which are enforceable against private entities. In the future, Gold Fields may also be subject to litigation brought by members of the community affected by environmental-related impacts, as well as non-governmental organisations (NGOs) and public bodies. In some of the regions where Gold Fields operates, laws impose potential liability on directors, shareholders, and lenders for environmental damage.
Additionally, in certain circumstances, breaches of environmental and health laws can result in administrative penalties, fines, criminal charges, or imprisonment for directors and officers of the company.
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

15
In 2018, a group of six South African mining companies, including Gold Fields, concluded a settlement agreement with the attorneys representing claimants in a silicosis and tuberculosis class action. See “—Environmental and Regulatory Matters—South Africa—Health and
Safety—Silicosis and Tuberculosis Settlement”. Gold Fields has provided for the estimated cost of the above settlement based on actuarial assessments and the provisions of the silicosis and tuberculosis class action settlement agreement. On 31 December 2024, the provision for
Gold Fields’ share of the settlement of the class action claims and related costs amounted to U.S.$4.9 million (R92.0 million). The nominal value of this provision is U.S.$6.3 million (R119.1 million). However, the ultimate outcome of this matter remains uncertain, with the number of eligible workers (or their dependents) successfully submitting claims and receiving compensation being uncertain. The provision is consequently subject to adjustment in the future. See “Annual Financial Report—Notes to the Consolidated Financial Statements—Note 38.
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
In 2021, Gold Fields received Resolution No 1 Rol D-246-2021, which temporarily suspended a capture and relocation plan for two Chinchilla species. By 2023, the Superintendence of Environment (SMA) approved Gold Fields' updated environmental compliance programme and paused the sanctioning process, contingent on Gold Fields' proposed technical criteria and measures. In late 2023, the SMA subsequently approved an updated compliance programme. The rescue and relocation activities recommenced in the first quarter of 2024. In May 2024,
Salares Norte received a directive (MUT) from the SMA, requesting additional information and ordering a temporary suspension of the dismantling of Rocky Area No 3. The MUT was extended, and capture and relocation activities recommenced at Rocky Area No 3 in October
2024, with Rocky Area No 3 dismantled as of 10 January 2025. The Compliance Plan (PdC) establishes 35 measures that must be periodically reported to the SMA. In the event of any serious incident during the execution of the compliance programme, the relocation activities will be required to be stopped. The SMA will determine whether to allow the resumption of activities or to suspend them and reactivate the sanctioning process. Gold Fields has now executed multiple capture and relocation campaigns, with three chinchillas successfully relocated and released. Gold Fields is continuing to implement these measures to ensure the successful relocation of the Chinchillas. However, any failure in this process could expose Gold Fields to significant penalties or further regulatory action, and Gold Fields may potentially have to suspend mining activities in the areas close to the remaining rocky areas or otherwise lose access to areas that are important to its current and future operations.
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
There is increasing pressure to demonstrate that, while a satisfactory return on investment for shareholders is sought, the environmental, human rights (including resettlement, diversity, equity and inclusion, contractor management, modern slavery and workplace respect) and other key sustainability issues must be proactively and responsibly managed (including through supply chains), and that all stakeholders, such as employees and contractors, host communities (including Indigenous Peoples) and the governments of the countries in which Gold Fields operates, also benefit from Gold Fields’ commercial activities. In some countries, such as Australia, there are also obligations to report on modern slavery risks that may exist in a company’s operations and supply chains and to outline the actions being taken to address these.
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
In order to maintain its social licence to operate, and prevent reputational damage, Gold Fields may need to design or redesign parts of its mining operations to minimise their impact on such stakeholders and the environment by, among other means, changing mining plans to reduce impact, modifying operations, changing planned capital expenditures, relocating affected people, or by employing personnel from neighbouring communities. Anti-mining sentiments in some of the communities in which Gold Fields operates have been exacerbated by factors such as high unemployment and violent crime rates, land acquisition and involuntary resettlement, artisanal and small-scale mining, rights of indigenous peoples and respect for cultural heritage, government service delivery failure, environmental incidents and blasting incidents, declining community benefits resulting from operational changes as well as non-mining related socio-political challenges. If any of
Gold Fields’ operations are halted or projects are delayed as a result of Gold Fields failing to attain and maintain community support, or due to any other community-related disruptions such operations or projects could decrease in value or Gold Fields may be unable to maintain its operations or bring such projects into production.

16
Gold Fields may be required to take costly and time-consuming remedial measures, including providing compensation for land and contributing to the restoration of livelihoods of those impacted. Gold Fields is obliged to comply with the terms and conditions of all the mining rights it holds in South Africa. To this end, the Social and Labour Plan (SLP) provisions of Gold Fields’ mining rights must consider local economic development, among other obligations. See “—Gold Fields’ mineral rights are subject to legislation, which could impose significant costs and burdens, certain ownership requirements and possible penalties or forfeiture for non-compliance, the interpretation of which could be the subject of dispute—South Africa”. Gold Fields also undertakes social and economic development spending in Australia, South Africa,
Ghana, Chile and Peru, either voluntarily and/or as a condition of its mining rights. In addition, as Gold Fields has a long history of mining operations in certain regions or has purchased operations that have a long history, issues may arise regarding historical, as well as potential future environmental or health impacts in those areas.
The cost of measures and other issues relating to the sustainable development of mining operations has placed significant demands on Gold
Fields’ resources and could increase capital and operating costs and have a material adverse impact on Gold Fields’ reputation, business, operating results and financial condition.
Gold Fields’ operations across multiple jurisdictions face uncertainties related to title, rights, the renewal of mining leases and other interests, which could impose significant costs and burdens, limit or prevent access to certain areas, or prohibit mining activity, which could materially adversely affect Gold Fields’ operations.
Title to Gold Fields’ properties may be defective or subject to challenge, including due to unknown or undetected defects or failure to comply with licence conditions. Mineral properties could be subject to prior unregistered liens, agreements, transfers, or claims, including native land claims. Consequently, failure to maintain title and manage other interests could result in title disputes or could otherwise have a material adverse effect on Gold Fields’ current or future operations.
Furthermore, Gold Fields may face challenges in renewing existing mining rights or licences. For example, in December 2024, Gold Fields applied for an extension of the Damang mining lease, expiring on 18 April 2025, in accordance with applicable law. In March 2025, Gold
Fields was notified by the Ghanaian Minerals Commission that its application for extension had been rejected. Gold Fields believes, based on applicable law and legal opinion which Gold Fields obtained from counsel, that there are no legitimate grounds for such rejection. Gold Fields intends to pursue all available avenues to seek the reversal of this decision, and to ultimately obtain an extension of the Damang mining lease, including through international arbitration, if required. However, there is no guarantee that Gold Fields will be successful in reversing this decision.
Gold Fields operates in several jurisdictions where title to land may involve uncertainties, and disputes may arise related to ownership or other rights and interests. This includes Australia, where native title and Aboriginal cultural heritage legislation aims to protect the claims, determined rights and cultural heritage sites of Aboriginal and Torres Strait Islander people in relation to land and waters throughout Australia in certain circumstances. Similarly, in Canada, different First Nations have filed land claims with governmental authorities, most of which have not yet been recognised.  However, in respect of Gold Fields’ current activities, the James Bay and Northern Québec Agreement of 1975,
encompasses most of those claims and confirms the rights of the Cree Nation. To the extent that agreements with native title and First
Nations parties are not already in place, requirements to engage in costly negotiations with those parties could have implications for Gold
Fields’ access to or use of its tenure and, as a result, have a material adverse effect on Gold Fields’ business, operating results and financial condition. See “—Compensation may be payable to native title holders and other First Nations in respect of Gold Fields’ operations in certain regions”.
Similarly, in Australia, there are risks that Gold Fields’ exploration and mining activities could be delayed or prevented due to the presence or potential presence of Aboriginal cultural heritage sites. Furthermore, if Aboriginal cultural heritage sites are damaged or materially altered due to current or future operations, Gold Fields could be subject to criminal and/or civil penalties under relevant legislation and may suffer reputational damage.
Gold Fields is subject to a range of legislation governing the protection and management of Aboriginal heritage, including the Aboriginal
Heritage Act 1972 (AHA Act) in Western Australia and the Aboriginal and Torres Strait Islander Heritage Protection Act 1984 (Cth) (the Federal
Act). See “—Environmental and Regulatory Matters—Australia—Cultural Heritage”. Such laws have undergone numerous recent legislative amendments (and may continue to experience reforms in the future), which has created uncertainty about the ongoing regulation and enforcement of matters dealing with Aboriginal cultural heritage. Recently, there have been several applications made under the Federal Act in close proximity to Agnew, seeking to protect Aboriginal cultural heritage sites and objects. Gold Fields is participating in the application process, which remains ongoing, and although it does not directly impact Gold Fields’ existing operations at Agnew, there is no guarantee that Gold Fields will not be adversely impacted by the outcome of these or similar applications.
The AHA Act, the Federal Act and similar legislation may increase the required consultation, engagement and authorisation obligations of mining companies, including Gold Fields. This legislation may also require companies to undertake extensive cultural heritage surveys and mapping, which could be expensive and time-consuming. Additionally, regulators may impose significant financial penalties for offences involving interference with relevant Aboriginal cultural heritage sites or objects, all of which could have a material adverse effect on Gold
Fields’ business, operating results and/or financial condition.
Compensation may be payable to native title holders and other First Nations in respect of Gold Fields’ operations in certain regions.
Gold Fields operates in regions in which its properties may be subject to the rights or asserted rights of community stakeholders, including indigenous and First Nations communities that hold legal rights. As a result, Gold Fields may be liable for compensation, either through claims brought by native title holders or as agreed through consultation or agreement negotiations.
In Australia, the Native Title Act 1993 (Cth) (Native Title Act) allows native title holders (i.e., Aboriginal and Torres Strait Islander people who have secured a determination of native title) to seek compensation for any extinguishment or impairment of their native title rights and interests which occurred following the commencement of the Racial Discrimination Act (1975) (Cth). The Commonwealth of Australia, its states and territories are generally responsible for any native title compensation for acts (such as the granting of land and mining tenure) attributable to them. However, this liability may be passed on to third parties (including the holders and former holders of mining tenure) either contractually or by legislation.
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

17
With respect to the lands related to Gold Fields’ mines, native title has been recognised in part or in whole over the Gruyere, Granny Smith, St.
Ives and Agnew mines. Consequently, the native title holders for each of these areas are entitled to commence compensation claims (to the extent that such rights have not been waived). Accordingly, in 2020, the Tjiwarl People, who have native title claims over part of the lands upon which the Agnew mine is situated, brought three separate compensation claims against the state of Western Australia for damage and loss of access to land known as the Tjiwarl Claims. In May 2023, the Western Australian government entered into an Indigenous Land Use
Agreement with the Tjiwarl Aboriginal Corporation in full and final settlement of the State of Western Australia’s liability for compensation to the Tjiwarl People. The agreement expressly excludes compensation liability that mining tenement holders, such as Gold Fields, may have for mining tenements granted under the Mining Act 1978 (WA). Gold Fields is negotiating an agreement with the Tjiwarl People in relation to payments for historical mining activities and future production. The agreement is also expected to address native title compensation liability associated with Agnew. That agreement, if and when it is finalised, will require the ‘authorisation’ of the Tjiwarl people in order for it to be executed. There is no guarantee that the negotiations will result in an agreement being finalised, or that any such agreement will ultimately be authorised.
Gold Fields has agreements in place with the Yilka People and the Sullivan family, who have native title claims over the lands upon which the
Gruyere mine is situated, and with the representative body for the Ngadju People, who hold native title over a significant area in Western
Australia’s Goldfields region, including a large part of St. Ives. Among other things, the agreements provide compensation for the Yilka
People, the Sullivan Family and the Ngadju People and address native title compensation liability associated with Gruyere and parts of St.
Ives.
The remaining determined native title holders have not yet commenced compensation claims, but there is a prospect that this will occur in the future. Gold Fields does not yet have agreements with these holders, and there is no guarantee that any negotiations commenced will result in an agreement being authorised and executed. Similarly, if the native title claims that are currently progressing through the determination process in the Federal Court in relation to certain parts of the St. Ives mine are determined, or if further claims are made over areas that are yet undetermined (for example over part of the Agnew operations), and those claimants achieve a determination of their native title rights, those native title holders would obtain a right to commence a compensation claim.
To the extent that it is ultimately determined that the compensation liability of the State of Western Australia may be passed on to Gold Fields as a holder (or former holder) of mining tenure in a determined native title claim area, and Gold Fields does not have the benefit or a release from liability in any contractual agreement, (as it does with the Ngadju People, the Yilka People and the Sullivan Family) Gold Fields may be
liable for any native title compensation determined in relation to those tenements. However, until a sufficient body of compensation claims have worked their way through the Australian courts, the allocation, quantum and timing of this liability will remain uncertain. Gold Fields is monitoring this issue and the various compensation claims being brought by native title holders and will assess any potential risks associated as the claims are resolved in the various courts.
In Canada, compensation may be payable as a result of consultation or agreement making processes with First Nations parties. The majority of the exploration rights held by Gold Fields are located within the boundaries of the James Bay and Northern Québec Agreement, in lands recognised by Québec and Canada as traditional lands of the Crees. Two other First Nations have filed territorial claims, with both levels of government, for certain areas covered by Gold Fields exploration rights: the Anishnabegs of Lac-Simon and the Attikamekws of Opiticiwan.
Gold Fields has an advanced exploration agreement for the Windfall project with the Cree First Nation of Waswanipi and the Cree Nation
Government, and an Impact and Benefit Agreement (IBA) will be negotiated to support further project development and ultimately operation.
Due to the nature of mining and the extensive environmental footprint of the operations, environmental and industrial incidents and pollution may result in operational disruptions such as stoppages which could result in increased production costs as well as financial and regulatory liabilities.
Gold mining by its nature involves significant risks and hazards, including environmental hazards and industrial and mining incidents, which have and may lead to serious injuries and fatalities. These may include, for example, seismic events, explosions, fires, cave-ins and blockages, flooding, discharges of gases and toxic substances, contamination of water, air or soil resources, radioactivity and other incidents or conditions resulting from mining activities, including, among other things, blasting and the transport, storage and handling of hazardous materials. For example, in Peru, the Assessment and Environmental Control Agency (OEFA) imposed a fine against Gold Fields of approximately U.S.$2.8 million in 2021 in connection with an incident that resulted in water containing tailings from the Cerro Corona TSF flowing through an authorised diversion pipe. Gold Fields elected to pay the fine to avoid any coercive execution measures while challenging the fine in court, which is pending final resolution.
The occurrence of any of these hazards or risks could delay or halt production, increase production costs and result in financial and regulatory liability for Gold Fields (including because of the occurrence of hazards that took place at operations which were previously owned by Gold
Fields), which could have a material adverse effect on Gold Fields’ business, operating results and financial condition. In addition to the occurrence of serious injuries or fatalities relating to mining activities, transportation-related incidents, or natural events involving Gold Fields’
management, employees, or contractors could have a material adverse effect on Gold Fields’ business, operating results and financial condition.
Increasing regulation of environmental and sustainability matters such as greenhouse gas emissions and climate change may materially adversely affect Gold Fields’ operations.
Energy is a significant input and cost to Gold Fields’ mining and processing operations, with its principal energy sources being electricity, purchased petroleum products, and increasingly, renewable energy sources. Several governments, or governmental bodies, have introduced or are contemplating regulatory changes in response to the potential impact of climate change. Many of these contemplate restricting emissions of GHG or otherwise imposing a price on those emissions in jurisdictions in which Gold Fields operates.
The Australian government has committed to reaching net zero emissions by 2050 and, in 2022, announced additional emissions reduction targets of 43% below 2005 levels by 2030. In 2022, Australia passed the Climate Change Act 2022 (Cth) which enacted the 2030 and 2050 targets in legislation. The Australian government has also progressed reforms in several sectors to align with its climate targets, including amendments to the National Greenhouse and Energy Reporting Act 2007 (Cth) Safeguard Mechanisms (SGM), the primary tool to limit emissions from large emitting facilities. Both the Gruyere and Granny Smith mines are regulated under the SGM and as such, are subject to the facility baseline changes that came into effect from 1 July 2023 and apply a production-adjusted baseline declining at the rate of 4.9%
each year to 2030. Where a facility’s emissions exceed its baseline, the facility will need to surrender Australian Carbon Credit Units (ACCUs)
or a new instrument called a Safeguard Mechanism Credit (SMC). SMCs will be created where a facility keeps its emissions below its baseline.
If the emissions from the relevant facilities are above their baseline, Gold Fields will need to procure ACCUs or SMCs on market and will be subject to additional costs and market price fluctuations for those credits as a result.

18
In South Africa, a carbon tax under the South African Carbon Tax Act No. 15 of 2019 (South African Carbon Tax Act), which is designed to levy a tax on the person who conducts an activity in South Africa that results in GHG emissions equal to or above a certain threshold. The carbon tax framework requires the calculation of liability to be based on the sum of “Scope 1” GHG emissions, which result from fuel combustion, industrial processes and fugitive emissions. With respect to South Deep, the applicable greenhouse emitting activities include direct emissions from diesel fired generators and vehicles. The carbon tax for emissions resulting from liquid fuels such as diesel and petrol is included in the fuel tax regime. Consequently, these emissions are excluded from the emissions on which carbon tax is calculated. Taxpayers must determine emissions in accordance with a reporting methodology approved by the Department of Forestry, Fisheries and the
Environment (DFFE), or the prescribed formulas in the South African Carbon Tax Act. In addition, the South African government enacted the
Climate Change Act 22 of 2024 (Climate Change Act). The Climate Change Act, which has yet to come into force, will impose “carbon budgets” on entities in certain high-emitting industries, such as mining. The carbon budgets are intended to operate as statutory limits for
CO2 emissions. It is expected that the Carbon Tax Act will be aligned with the Climate Change Act, through higher rates of carbon tax in respect of emissions exceeding the applicable carbon budget. Moreover, it is unclear to what extent Gold Fields will be able to make use of allowances that are currently embedded in the carbon tax framework under the Carbon Tax Act.
Gold Fields is subject to the South African Carbon Tax until the Climate Change Act comes into effect. Under the first phase of the South
African Carbon Tax Act, “Scope 1” emissions will be taxed from 1 June 2019 to 31 December 2025. The carbon tax rate for tax liable entities will be R190 and R236 per tonne of the carbon dioxide equivalent (CO2e) of their net GHG emissions for fiscal 2024 and fiscal 2025, respectively. However, pursuant to certain allowances under the South African Carbon Tax Act, the effective carbon tax rate may vary. For example, the effective carbon tax rate varied from R159 to R190 per tonne of CO2e emitted for fiscal 2024. Such allowances include, a basic tax-free allowance, an increased tax-free threshold for trade exposed sectors, the recognition of emission reduction efforts, and the use of carbon offsets against a carbon tax liability. The South African Carbon Tax Act allows mining companies such as Gold Fields to reduce their carbon tax liability by using offset credits up to a maximum of 10% of their GHG emissions. According to tax proposals announced contemporaneously with the National Budget Speech on 12 March 2025, the basic tax-free allowance will be extended to 31 December 2030, while the voluntary carbon budget allowance will apply until 31 December 2025, and the carbon offsets allowance will increase by 5% from 1
January 2026.
In fiscal 2024, South Deep’s eligible “Scope 1” emissions were from liquid fuels and the mine had no carbon tax liability beyond that which was included in fuel prices. The carbon tax has not had an impact on the price of electricity. However, should Eskom be required to pass on the cost of the tax from its emissions to customers, electricity tariffs may rise significantly. In the 12 March 2025 tax proposals, the South
African government committed to extending electricity price neutrality for carbon tax to 31 December 2030. Further, other commodities that
South Deep consumes may see price increases as the tax is passed through the market.
The Government of Ghana has at various times put in place policies that aim to respond to climate change. Prominent among Ghana’s adaptation policy initiatives are the National Climate Change Adaptation Strategy (NCCAS), the National Climate Change Policy (NCCP), the
Nationally Determined Contributions (NDC) and the National Climate Change Master Plan Action Programme for Implementation. The NCCP is
Ghana’s integrated response to climate change. The vision is to ensure a climate resilient and climate compatible economy while achieving sustainable development through equitable low carbon economic growth for Ghana. Additionally, while the Ghanaian Parliament passed the
Emissions Levy Act, 2023, Act 1112, which imposes a levy on carbon dioxide equivalent emissions on the mining sector, among others, and combustion emissions from vehicles, this legislation is yet to come into effect.
In 2022, Chile implemented the Framework Law on Climate Change (LMCC). This law establishes a legal framework to tackle climate change through long-term mitigation and adaptation strategies, aligning with Chile’s international commitments under the Paris Agreement. It sets a national goal to achieve carbon neutrality by 2050.
In 2019, Peru approved a climate change framework law (Climate Change Framework) seeking collaboration between the Peruvian government and the private sector. The Climate Change Framework is intended to realise Peru’s nationally determined contribution by reducing emissions by up to 30% by 2030. The Climate Change Framework also seeks to meet a 20% carbon reduction goal through the energy, industry, and waste sectors. Several entities and tools have been created to assist in achieving these goals. Assessments of the potential impact of this and other future climate-related regulations are uncertain, given the wide scope of potential regulatory change in countries in which Gold Fields operates.
In addition, several other regulatory initiatives are underway in countries in which Gold Fields operates that seek to reduce or limit industrial
GHG emissions. These regulatory initiatives are likely to impact Gold Fields’ operations directly or by affecting the cost of doing business, for example by increasing the costs of its suppliers. Inconsistency of regulations may affect both Gold Fields’ decision to pursue opportunities in certain countries and its costs of operations. Furthermore, additional, new and/or different regulations in this area, such as the imposition of stricter limits than those currently contemplated, could be enacted, all of which could have a material adverse effect on Gold Fields’ business, financial condition, results of operations and prospects.
Climate change may present physical risks to Gold Fields’ operations, including from extreme weather events and increased risk of wildfires and flooding.
Gold Fields’ operations could be exposed to several physical risks posed by climate change, such as changes in rainfall, rising sea levels, reduced water availability, higher temperatures and more frequent extreme weather events. Events or conditions such as fires, flooding or inadequate water supplies could disrupt Gold Fields’ mining and transport operations, mineral processing and rehabilitation efforts, create resource or energy shortages, damage property or equipment and increase health and safety risks. For instance, in March 2024, Gruyere received over 140 millimetres of rainwater, the equivalent of rain typically accumulated over a six-month period, which flooded its main access road, cutting the mine off, and led to material operational downtime. This resulted in financial losses of U.S.$12 million, including loss of gold sales, repairs and other costs. Such events or conditions could have other adverse effects on its workforce and on the communities around its mines, such as an increased risk of food insecurity, water scarcity and prevalence of disease. Each of these potential physical impacts of climate change could disrupt Gold Fields’ operations and have a materially adverse effect on its business, operating results and financial
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

19
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
While South Deep has implemented a water and environmental management strategy in an effort to satisfy the conditions of its water use licence and other relevant water and environmental regulatory requirements, there is no guarantee this strategy will be effective.
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
In Chile, inland water is a national asset for public use and private party usage is regulated through a concession for a maximum of 50 years and requires an environmental permit. The environmental permit for the Salares Norte operation authorises the extraction and use of a flow of
30 litres per second during the operation phase of the project. Any abstraction in excess of the authorised flow may constitute an “illegal water extraction” and may result in fines, suspensions and/or closures of wells.
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
Despite undertaking such measures, it is difficult to estimate the total impact that the AD-related issues may have on the Group and there can be no assurance that Gold Fields will be successful in preventing or managing long-term potential AD issues at all of its operations.
Gold Fields’ mine closure cost estimate (namely environmental rehabilitation cost provisions) for fiscal 2024 contains those aspects of AD management (namely tailings facilities, waste rock dumps, ore stockpiles and other surface infrastructure), which management has been able to reliably estimate. However, there could be no guarantee that Gold Fields’ current cost estimate, including the cost of AD treatment and other types of post-closure water treatment, reflects all relevant factors and, as such, the actual closure costs may be higher.
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
The failure of a tailings storage facility could result in litigation, additional operational costs and production delays, investor divestment and impact Gold Fields’ “social licence to operate”.
Mining companies face inherent risks in their operation of tailings storage facilities. Tailings storage facilities are structures designed and managed to contain fine mining waste, known as tailings. Tailings are a by-product of mining, consisting of the processed rock or fine grit left over from separating the commodities of value from the rock within which they occur. However, tailings storage facilities expose Gold Fields to certain risks that could be detrimental to operations, the environment, public health or safety. Tailings storage facilities designed as upstream raised facilities may present greater risk, particularly where the facility is in a high seasonal rainfall area and an area of high seismic activity. When tailings storage facilities fail, the consequences can be catastrophic for communities, local economies and the surrounding environment. In the event of a failure at one of Gold Fields’ tailings storage facilities, the loss of human life and/or extensive property and permanent environmental damage can occur, leading to large unforeseen expenditures as a result of recovering the region, assisting affected people, and through the imposition of penalties, fines and other monetary damages. In addition, such a failure could adversely impact Gold
Fields’ social licence to operate and may damage the Group’s reputation.
Tailings facilities are in a near-constant state of change, from initial construction, during operations and until closure. Gold Fields maintains measures to manage the safety of its tailings storage facilities in accordance with international standards such as the Global Industry Standard on Tailings Management (GISTM), adopting new deposition technologies and undertaking routine operational reviews and audits by independent consultants. However, Gold Fields cannot guarantee the effectiveness of its designs, construction quality or regular monitoring throughout its operations or that these measures will prevent the failure of one or more of its tailings storage facilities, that such potential failure will be detected in advance, or that its emergency response will be able to mitigate any potential loss of life or environmental damage.
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

20
Field operates, which may ban or curtail any storage of wet tailings or the construction or use of upstream tailings storage facilities. In addition, changes in industry standards, laws and regulations may impose more stringent conditions in connection with the licensing process of projects and operations and increase criminal and civil liability for companies, officers and contractors.
Gold Fields reported in 2023 that all four of its priority facilities partially conformed to the GISTM standard. While the Company is committed to being fully compliant with the GISTM by August 2025 for all facilities, there is no guarantee that Gold Fields will achieve full compliance in this timeframe or at all.
Due to ageing infrastructure at Gold Fields’ operations, unplanned breakdowns and stoppages may result in production delays, increased costs and industrial incidents.
Once shafts or processing plants approach and reach the end of their planned lifespan and begin operating under extended LOM mineral reserve conditions, additional maintenance, refurbishment, condition monitoring and care is required. The infrastructure in all of Gold Fields’
operating countries falls into this category. Although Gold Fields has comprehensive strategies in place to address these issues and is currently undertaking an asset integrity review, incidents resulting in production delays, increased costs, industrial incidents, health and safety risks, or threats to operational continuity may occur. Such incidents may have a material adverse effect on Gold Fields’ business, operating results and financial condition.
The effects of the regional cessation of dewatering may have a material adverse effect on Gold Fields’ South Deep operation.
In 2016, Sibanye Stillwater Limited (formerly Sibanye Gold Limited) announced that it would be closing its Ezulwini (Cooke 4) shaft. As a part of this process, Sibanye-Stillwater filed an application for closure and the cessation of dewatering from the mine with the DMRE. There have been various iterations of Sibanye-Stillwater’s application and objections thereto and, in 2020, the DMRE refused the application for closure and the cessation of dewatering.
Concurrently, in 2019 Sibanye-Stillwater, through its subsidiary, Ezulwini Mining Company (Pty) Ltd, brought an application in a South African court against seven respondents, including South Deep, in relation to the cessation of dewatering from Ezulwini (Cooke 4). After a series of court proceedings, the Supreme Court of Appeal (SCA) confirmed that Ezulwini must continue to operate Ezulwini (Cooke 4) until the DMRE has issued a closure certificate or for such longer period as provided for under section 24R of the National Environmental Management Act,
No. 107 of 1998 (NEMA). Ezulwini was unsuccessful in its application for leave to appeal the decision of the SCA to the Constitutional Court.
Furthermore, in early 2020, Rand Uranium, a subsidiary of Sibanye-Stillwater, submitted a basic environmental assessment process to the
DMRE for the closure of the Cooke 3, 2 and 1 shafts, to which Gold Fields objected. In 2021, the DMRE granted the environmental authorisation to Rand Uranium, which makes provision for the rewatering of the Cooke 3, 2 and 1 shafts. Gold Fields appealed the DMRE’s decision in 2022, and in 2023, the Minister of the DFFE handed down a decision in favour of Gold Fields' appeal and the environmental authorisation issued to Rand Uranium has been set aside, meaning Rand Uranium will not be able to stop the current activities being performed and may not rewater the mine works.
Non‑compliance with the decisions of the DMRE and various courts, whether intentional or accidental, may lead to severe consequences since the cessation of pumping and/or the rewatering of Ezulwini (Cooke 4) could result in an increased risk of fluid-induced seismicity to
South Deep posing a risk to the mine’s safety. This, in turn, may have a material adverse effect on Gold Fields’ business, operating results and
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
Australia operates a state-based royalty regime, and a federal corporate tax regime. Each of Gold Fields’ Australian mines are in the state of
Western Australia, which imposes a 2.5% royalty on the value of gold produced. Despite previous proposals to raise the royalty rate for gold, the recent budgets of the state of Western Australia, including for 2025, have not provided for an increase in the royalty on gold, maintaining the existing rate of 2.5%. While the state government has signalled that it does not intend to further pursue royalty changes and has not included any provision for an increase to the royalty on gold in the budget forward estimates (which covered the period through to 2028), the risk remains that the government of Western Australia will seek to impose royalty increases in the future.
The state of Western Australia also imposes a payroll tax, which is calculated based on wages paid or payable by Gold Fields to its employees. The Australian federal government levies corporate income tax at the rate of 30% on companies with aggregated turnover which is more than A$50 million.
In South Africa, the Mineral and Petroleum Resources Royalty Act, No. 28 of 2008 (the Royalty Act) imposes a royalty on refined and unrefined minerals payable to the South African Government.
The royalty in respect of refined minerals (which include gold and platinum) is calculated by dividing earnings before interest and taxes (EBIT)
by the product of 12.5 times gross sales in respect of refined mineral resources calculated as a percentage, plus an additional 0.5% and then multiplying the ratio with the gross sales of the refined mineral resource. EBIT refers to taxable mining income (with certain exceptions such as no deduction for interest payable and foreign exchange losses) before assessed losses but after capital expenditure. A maximum royalty of
5% of revenue has been introduced for refined minerals. Gold Fields currently pays a royalty based on the refined minerals royalty calculation as applied to its gross revenue.
Under South African tax legislation, gold mining companies and non-gold mining companies are subject to corporate income tax at different rates. The corporate income tax rate for non-gold mining companies was reduced from 28% to 27% for years of assessment ended on or after
31 March 2023. The corporate tax rate for a gold mining company is determined according to a formula which is affected by the profitability of the applicable mining operation. Accordingly, depending on the profitability of mining operations in South Africa, the effective tax rate can be significantly different from year to year.
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

21
Recent case law in South Africa has strengthened the rights of communities on mining land, including by requiring written consent from informal rights holders in certain circumstances.
In 2025, a revised version of the expropriation bill (Expropriation Bill) was signed into law. The Expropriation Bill generally provides for land expropriation exclusively for public purposes and in the public interest under Section 25 of the South African Constitution, allowing for expropriation of land with no compensation under certain conditions. See “—Environmental and Regulatory Matters—South Africa—Land
Expropriation”.
Any expropriation legislation resulting in the expropriation of land, including in connection with the Expropriation Bill, on which Gold Fields operates or relies on would disrupt operations, which could have a material adverse effect on Gold Fields’ business, operating results and financial condition.
In Ghana, the ownership of land on which there are mineral deposits is separate from the ownership of the minerals as minerals are the property of the Ghanaian Republic and are vested in the president in trust for the people of Ghana. On 1 January 2017, in line with the development agreements concluded between Gold Fields and the government of Ghana (Development Agreements), Gold Fields’ royalty rate changed from a flat 5% of revenue to a sliding scale royalty based on the price of gold, starting at a rate of 3% on a gold price below U.S.
$1,300 per ounce up to a rate of 5% on a gold price of at least U.S.$2,300 per ounce, and the corporate tax rate was set at 32.5%. There can be no guarantee, however, that the existing tax and royalty rates will not increase in the future, or that the government of Ghana will not materially change the terms of the Development Agreements, refuse to extend or renew the agreements, or rescind the agreements altogether. In March 2023, the government of Ghana passed the Growth and Sustainability Levy Act 2023 (Act 1095) which imposes a temporary levy of 1% of gross production for the period 2023 to 2025, irrespective of existing Developing Agreements or tax exemption agreements. Gold Fields and other affected mining companies (who have Development Agreements) formally objected to paying the levy, without formal resolution being reached. The Government of Ghana announced in its March 2025 budget that the Growth and Sustainability
Levy would be increased from 1% to 3%, with the sunset date pushed out to 2028.
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
The Bank of Ghana announced a domestic gold purchase programme to buy refined gold from gold mining companies to shore up its reserves and help stabilise the Ghanaian Cedi, which suffered a steep depreciation in its value in 2022. The Bank of Ghana entered into an agreement with Gold Fields (through an industry initiative with the Chamber), which was later amended, whereby the Bank of Ghana buys a pre-determined amount of gold directly from Gold Fields’ refining company. In 2023, Gold Fields Ghana sold 127,397.62 ounces to the Bank of Ghana with Abosso selling 28,444.90 ounces and Gold Fields Ghana selling 98,952.72 ounces. In 2024, Gold Fields’ Damang and Tarkwa mines together sold 18,320.51 ounces and 81,825.35ounces of gold to the Bank of Ghana, respectively. See “—Environmental and Regulatory
Matters—Ghana—Mineral Rights”.
In Chile, in 2019, Gold Fields entered into a stability agreement with the Chilean government, pursuant to which a special investment regime applies such that Salares Norte is not subject to any new tax, royalty, fee or similar specific encumbrance over mining activities, but is subject to any changes the government may implement under a general tax regime. Unless there is further taxation reform, the Salares Norte operation is subject to the current 27% corporate tax rate in Chile, and any dividends paid by the Salares Norte operation to Gold Fields are subject to the current 35% withholding tax rate in Chile. Further, the 27% corporate tax paid will fully count as a credit against the withholding tax levied, resulting in an effective dividend withholding tax rate of approximately 8%.
In addition, the tax reform bill which proposed to replace the current tax integrated system with a “dual system”, potentially reducing the corporate tax rate, was rejected by the Chilean congress. In 2023, the Chilean president introduced the main guidelines of the “Fiscal Pact”, which will likely consist of two separate bills: one relating to combating tax evasion and avoidance and the other will be focused on tax reforms aimed at increasing revenue. The specific content of each bill has not yet been specified and parliamentary discussion continues.
In Peru, the general corporate income tax rate is 29.5% and the dividends income tax rate applicable to non-resident shareholders is 5%. In addition to the corporate income tax, mining companies are required to pay a statutory mining royalty (Regalía Minera), a Special Mining Tax
(Impuesto Especial a la Minería). Mining companies are also required to pay an annual supervisory contribution to the Supervisory Body of
Investment in Energy and Mining (Organismo Supervisor de la Inversion en Energia y Mineria, or the OSINERGMIN), as well as to the
Assessment and Environment Supervising Agency (Organismo de Evaluacion y Fiscalizacion Ambiental, or the OEFA). In addition, a consultation law requires the government to consult with indigenous or native populations on legislative or administrative proposals that may have an impact on their collective rights, including the granting of permits for the development of mining projects. See “—Environmental and
Regulatory Matters—Peru—Mining Royalty and Other Special Mining Taxes and Charges”. The effect of any further changes to the regulatory system in Peru on Gold Fields cannot be predicted at this stage.
In addition to rising taxes and royalties, Gold Fields may from time to time become involved in disputes with taxing authorities. For example,
Gold Fields is currently in a dispute with the Canadian Revenue Agency in relation to U.S.$69.7 million (C$100.3 million) of withholding tax that was deducted from the payment by Yamana Gold (Yamana) of its U.S.$300 million termination fee in connection with the termination of its arrangement agreement with Gold Fields in 2022. While Gold Fields is vigorously pursuing recovery of this withholding tax from the Canadian
Revenue Agency, there is no guarantee it will be successful in this regard.
The effect of these, or impositions of additional restrictions, obligations, operational costs, taxes or royalty payments could have a material adverse effect on Gold Fields’ business, operating results and financial condition.
Gold Fields’ mineral rights are subject to legislation, which could impose significant costs and burdens, certain ownership requirements and possible penalties or forfeiture for non-compliance, the interpretation of which could be the subject of dispute.
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

22
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
Australia
Gold Fields’ Australian mining tenements are subject to conditions imposed by the Mining Act 1978 (WA) (Western Australia Mining Act),
including prescribed conditions on prospecting licences, exploration licences and mining leases to meet minimum annual expenditure commitments. If Gold Fields fails to comply with a condition of a mining tenement, it may be subject to penalties such as fines or forfeiture of the mining tenement. For example, if Gold Fields fails to work the ground and meet the minimum expenditure commitments of its tenements, then it may apply for an exemption. However, if no valid ground for exemption exists and the application is refused, then there is a risk the exploration licence may be subject to forfeiture or that a penalty will be imposed.
To secure the ground for a longer term and to undertake mining activities, exploration licences must be converted to a mining lease. The
Western Australia Mining Act requires that an application for a mining lease be supported by either a mining proposal, a mineralisation report or a resource report, which must be prepared and submitted in accordance with guidance published by the Department of Energy, Mines,
Industry Regulation and Safety (DEMIRS). Failure to provide the proper supporting documentation for a mining lease application may result in the application being refused by the Minister for Mines. For further information, see “—Environmental and Regulatory Matters—Australia”.
A mining lease remains in force for a period of 21 years and may be renewed for successive periods of 21 years with the tenement holder entitled to the first renewal as of right and subsequent renewals at the discretion of the Minister for Mines. DEMIRS has only recently made available draft guidelines regarding the matters that will be taken into account by the Minister for Mines when considering granting a second or subsequent renewal. Specifically, applicants must supply a “renewal justification statement”, justifying why the second or subsequent renewal should be granted and what benefit will be achieved by granting the renewal.
Some of Gold Fields' mining leases in Australia are approaching a second renewal, starting from 2025. This renewal is contingent upon the discretion of the Minister for Mines. If the Minister for Mines decides against granting the second or subsequent renewal, the mining lease could be forfeited.
Additionally, where an application for a mining lease (or an application for a second or subsequent renewal of a mining lease) is made within an area that is the subject of a native title claim or determination, Gold Fields will be required to negotiate with that native title group to secure consent to the grant of the tenement unless Gold Fields has an existing agreement in place with that native title group, under which they have given their consent to the grant of any such applications. Such negotiations can be costly and require significant amounts of time. Failure to secure consent may result in the Minister for Mines refusing the mining lease application or renewal. See “—Gold Fields’ operations across multiple jurisdictions face uncertainties related to title, rights, the renewal of mining leases and other interests, which could impose significant costs and burdens, limit or prevent access to certain areas, or prohibit mining activity, which could materially adversely affect Gold Fields’
operations”.
South Africa
The South Deep mine is subject to legislation regulating the exploitation of mineral resources through the granting of rights required to prospect and mine for minerals, and has a mining licence that is valid until 2040. Such legislation includes broad-based black economic empowerment legislation designed to affect the entry of historically disadvantaged persons (as defined in the legislation), into the mining industry and to increase their participation in the South African economy.
The MPRDA is the primary legislation regulating the mining industry in South Africa. It requires, among other things, that mining companies submit social and labour plans, which set out their commitments relating to human resource development, labour planning and socio-
economic development planning to the DMRE. Gold Fields’ SLP for the 2020 to 2024 period has been approved by the DMRE. There is uncertainty how the MPRDA will be applied and interpreted in the future, and what changes, if any, Gold Fields will be required to make in order to comply with this legislation to avoid its mining rights being cancelled or suspended. Mining rights are linked to compliance with various empowerment obligations, including the Broad-Based Socio-Economic Empowerment Charter for the South African Mining and
Minerals Industry, 2018 (2018 Mining Charter), which was published and became effective in September 2018. Although the 2018 Mining
Charter was intended to bring about legal certainty to the industry, it was widely considered not to have done so.
In 2021, the High Court of South Africa held that the 2018 Mining Charter was intended to be an instrument of policy and has set aside certain of its provisions. The judgement also confirmed the “once empowered, always empowered” principal, and that the HDSA ownership status of existing mining right holders, which wish to renew their rights, must automatically be recognised by the DMRE.
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
Ghana
Abosso Goldfields Limited (Abosso) holds the mining lease in respect of the Damang mine, which was granted in 1995 and expires in 2025, as well as the mining lease in respect of the Lima South pit that expired in 2017 and was extended in 2020 for a ten year period by the Minister of Lands and Natural Resources on the recommendation of the Ghanaian Minerals Commission (the Minerals Commission). In December
2024, Gold Fields applied for an extension of the Damang mining lease, expiring on 18 April 2025, in accordance with applicable law. In
March 2025, Gold Fields was notified by the Ghanaian Minerals Commission that its application for extension had been rejected. Gold Fields believes, based on applicable law and legal opinion which Gold Fields obtained from counsel, that there are no legitimate grounds for such rejection. Gold Fields intends to pursue all available avenues to seek the reversal of this decision, and to ultimately obtain an extension of the
Damang mining lease, including through international arbitration, if required. However, there is no guarantee that Gold Fields will be successful in reversing this decision. Gold Fields Ghana Limited (Gold Fields Ghana) has two major mining leases in respect of its mining operations, namely the Tarkwa property lease and the Teberebie property lease. There are three mining leases under the Tarkwa property lease, all of which are valid until 2027, and two mining leases under the Teberebie property lease, which are valid until 2043. The Minerals
Commission approved Gold Fields Ghana’s application for an extension of the Teberebie leases to 2043. For further information, see “—
Environmental and Regulatory Matters—Ghana—Mineral Rights”.

23
Chile
In 2022, Chile’s constitutional convention’s environmental committee approved a proposal to nationalise Chile’s copper, lithium and gold mines. This proposal was rejected and therefore not included in the constitutional text that was submitted to popular vote and rejected in
2022, and subsequently, in 2023. Though the Chilean government has ruled out initiating a new constitutional process during the current president’s term, in the event a proposal to nationalise Chile’s gold mines becomes part of Chile’s new constitution in the future, Gold Fields’
operations in Chile may be halted or curtailed, resulting in a material adverse effect on its business, operating results and financial condition.
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
Gold Fields operates globally in multiple jurisdictions and with numerous and complex legal frameworks, applicable and adopted rules, codes and standards, and its governance and compliance framework and implemented processes may not prevent potential breaches of law or accounting or other governance practices. Gold Fields’ operating and ethical codes facilitate the reporting of internal and external fraudulent behaviour, dishonesty and unethical conduct. Dedicated reporting mechanisms relating to fraud, bribery and corruption, money-laundering and unethical conduct pivot on a Group Whistle Blower hotline, under the ambit of a Group Whistle Blower Policy, internal grievance and disciplinary mechanisms within the People discipline and a Code of Conduct breach identification and assessment mechanism in the Legal and Governance discipline. Gold Fields’ operating and ethical codes, among other adopted rules, codes, standards and guidance, may not prevent instances of fraudulent behaviour, dishonesty and unethical conduct (internally or by associated third parties), nor guarantee compliance with legal and regulatory requirements.
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
Further, “equal job equal pay” laws now empower the Fair Work Commission (FWC) to issue regulated labour hire arrangement orders
(RLHAOs). These orders may mandate that labour hire employees receive compensation at the same rate as Gold Fields employees performing equivalent work under an enterprise agreement. No application for an RLHAO has been made in respect of Gold Fields to date, although Gold Fields does use labour hire employees and is considering the potential impact if any such application is made in the future, including a potentially significant increase in employment costs.
These reforms may affect productivity and increase Gold Fields’ labour costs in Australia.
In South Africa, labour unrest has previously resulted in more frequent industrial disputes and extended negotiations that have negatively affected South Africa’s sovereign debt rating and subsequently the credit ratings of a number of the country’s leading mining companies, including Gold Fields. See “—Gold Fields has experienced, and may continue to experience, difficulties, operational delays, cost pressures and impacts associated with the mine ramp-up at the Salares Norte operation in Chile, including its ability to operate during the winter period, and the South Deep operation in South Africa”. There can be no guarantee that future negotiations will not be accompanied by further strikes, work stoppages or other disruptions.
Furthermore, guidelines and targets have been provided to facilitate compliance with the open-ended broad- based socio-economic empowerment requirements set out in the MPRDA and other legislation and policies. See “—Gold Fields’ mineral rights are subject to legislation, which could impose significant costs and burdens, certain ownership requirements and possible penalties or forfeiture for non-
compliance, the interpretation of which could be the subject of dispute”. The ongoing implementation of these requirements may be contentious.
Gold Fields’ direct employees in Ghana are currently not unionised, however, this may change should employees decide to join a trade union pursuant to the Ghanaian Labour Act and related labour laws or if Gold Fields shifts its direct employees to a contract mining model.
Approximately 36% of its contractors in Ghana are unionised.
In Chile, the mining industry has the highest level of unionisation relative to other sectors. At the Salares Norte operation, a new labour agreement was signed in 2023 which updated the conditions and benefits at the site until July 2025. Gold Fields is negotiating a new collective bargaining agreement with unions in Chile. However, there can be no certainty as to the outcome of negotiations. A stalled negotiation process could result in, among other issues, a plant shutdown, strikes and a decrease in production.
In Peru, Gold Fields’ operations recently have been, and may in the future be, impacted by increased trade union activities, often resulting from restructurings, and new labour laws. In 2022, a three-year deal labour agreement was concluded for fiscal 2022 to fiscal 2025 at Cerro
Corona, which included an average salary increase of 6% over the period. Negotiations with unions are scheduled to commence in June
2025.

24
While Gold Fields seeks to strengthen its relationship with the trade unions in the regions where it operates, there can be no guarantee that trade unions will not undertake strikes or “go-slow” actions during periods of resistance to Gold Fields’ operational decisions, impacting the
Group’s operations and those of other related industries and suppliers.
In the event that Gold Fields experiences industrial relations related interruptions at any of its operations or in other industries that impact its operations, or increased employment-related costs due to trade union or employee activity, these may have a material adverse effect on its business, production levels, operating costs, production targets, operating results, financial condition, reputation and future prospects. In addition, lower levels of mining activity can have a longer-term impact on production levels and operating costs, which may affect operating life. Mining conditions can deteriorate during extended periods without production, such as during and after strikes, and Gold Fields will not re-commence mining until health and safety conditions are considered appropriate to do so.
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
Gold Fields has global insurance policies covering general liability, directors’ and officers’ liability, political violence, accidental loss and/or material damage to its property, business interruption in the form of fixed operating costs or standing charges and other losses as stated in the insurance policy. The costs of maintaining adequate insurance coverage are significantly high and can thereby adversely affect Gold
Fields’ operating results. In light of the increasing risk profile that mining companies face, insurance coverage may be difficult to obtain.
Furthermore, Gold Fields may be forced to accept lower coverage and higher deductibles, which, in the event of a claim, could require significant, unplanned expenditures of cash and affect its financial condition.
In addition, Gold Fields may become subject to liability against potential claims which it has not insured, cannot insure or has insufficiently been insured for, or is unable to insure the amount needed due to lack of capacity by insurers in the market, including those in respect of past mining activities. Gold Fields’ property and business interruption insurance and general liability may not cover a particular event at all or be sufficient to fully cover Gold Fields’ losses, including, without limitation, as a result of natural disasters, public health emergencies, such as a global pandemic, and other events that could disrupt Gold Fields’ operations. Further, Gold Fields’ existing insurance policies contain certain exclusions and limitations on coverage. For example, should Gold Fields be subject to any regulatory or criminal fines or penalties, these amounts would not be covered under its insurance programme, either due to exclusions or limitations, or because it is prohibited by legislation in some jurisdictions. Should Gold Fields suffer a major loss, future earnings could be affected. In addition, Gold Fields’ insurance does not cover loss of profits. As a result, in the future, Gold Fields’ insurance coverage may not cover the extent of claims against it or any cross-claims made.
Gold Fields’ financial flexibility could be materially constrained by South African exchange control regulations.
South Africa’s exchange control regulations (the Exchange Control Regulations) restrict the export of capital from South Africa, the Republic of
Namibia, and the Kingdoms of Lesotho and Eswatini, known collectively as the Common Monetary Area (the CMA). Transactions between
South African residents (including companies) and non-residents of the CMA are subject to exchange controls administered by the Financial
Surveillance Department of the South African Reserve Bank (SARB). While South African exchange controls have been relaxed in certain respects in recent years, South African companies remain subject to restrictions on their ability to deploy capital outside of the CMA. As a result, Gold Fields’ ability to raise and deploy capital outside the CMA is restricted. These restrictions could hinder Gold Fields’ financial and strategic flexibility, particularly its ability to fund acquisitions, capital expenditures and exploration projects outside South Africa. See “—
Environmental and Regulatory Matters—South Africa—Exchange Controls”.
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
Investors in the United States and other jurisdictions outside South Africa may have difficulty bringing actions, and enforcing judgements, against Gold Fields, its directors and its executive officers based on the civil liabilities provisions of the federal securities laws or other laws of the United States or any state thereof or under the laws of other jurisdictions outside South Africa.
Gold Fields is incorporated in South Africa as a public company. All of Gold Fields’ directors and executive officers reside outside the United
States, and the majority of (i) Gold Fields’ assets and (ii) the Gold Fields directors’ personal assets are located outside the United States.
Accordingly, investors that obtain judgements in the United States or other foreign jurisdictions may face obstacles to enforcing foreign judgements in South Africa.
There are several conditions to be met for a foreign judgement to be enforced. In particular, South African courts will:
•not enforce foreign revenue laws or claims for punitive, multiple or penal damages;
•not enforce judgements (i) repugnant to then prevailing public policy, or (ii) obtained by fraudulent or similar means; and
•only enforce final judgements by a court or body having competence to decide the matter in the foreign jurisdiction.
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

25
Gold Fields may not pay dividends or make similar payments to its shareholders in the future and any dividend payment may be subject to withholding tax.
Whilst Gold Fields has a Dividend policy of paying out between 30-45% of normalised earnings, Gold Fields pays cash dividends only if funds are available for that purpose. Whether funds are available depends on a variety of factors, including the amount of cash available and Gold
Fields’ capital expenditures (on both existing infrastructure, new projects, exploration and growth opportunities) and other cash requirements existing at the time. Under South African law, Gold Fields will be entitled to pay a dividend or similar payment to its shareholders only if it meets the solvency and liquidity tests set out in the Companies Act No. 71 of 2008 and Gold Fields’ Memorandum of Incorporation. Given
these factors and the Board of Directors’ discretion to declare cash dividends or other similar payments, dividends may not be paid in the future. A 20% withholding tax is applicable on dividends declared by South African resident companies to non-resident shareholders or non-
resident ADS holders. The 20% withholding tax can, however, be reduced under the provisions of an applicable bilateral tax treaty. Any relief under an applicable double taxation treaty may be subject to the application of the Multilateral Convention to implement Tax Treaty Related
Measures to Prevent Base Erosion and Profit Shifting (where appropriate), provided the conditions to availing of the benefits are met. See “—
Additional Information—Taxation—Certain South African Tax Considerations—Tax on Dividends”.
Gold Fields’ non-South African shareholders face additional investment risk from currency exchange rate fluctuations since any dividends will be paid in Rand.
Dividends or distributions with respect to Gold Fields’ ordinary shares have historically been paid in Rand. The U.S. dollar or other currency equivalent of future dividends or distributions with respect to Gold Fields’ ordinary shares, if any, will be adversely affected by potential future reductions in the value of the Rand against the U.S. dollar or other currencies. While South African exchange controls have been relaxed in recent years, in the future, it is possible that there will be further changes in South African exchange control regulations, such that dividends paid out of trading profits will not be freely transferable outside South Africa to shareholders who are not residents of the CMA. See “—
Additional Information—South African Exchange Control Limitations Affecting Security Holders”.
Gold Fields’ ordinary shares are subject to dilution upon future issuances of securities or upon the vesting of Gold Fields’ outstanding share awards.
Shareholders’ equity interests in Gold Fields may be diluted to the extent of future issues of substantial amounts of securities, or to the extent of future vestings or settlements of rights under share plans or long-term incentive plans, to the extent that these are not discharged through on-market purchases of shares. Participants receiving equity awards, which are issued under the Gold Fields 2012 Share Plan (the 2012 Plan), are issued as ordinary shares. All shares issued and vested under this plan are subject to dilution of the share plan limit, which is 5% of the issued share capital. The only exclusions with respect to the 2012 Plan limit are: (i) shares allocated by way of awards under the 2012 Plan which had not vested with participants as a result of the lapsing of the award; (ii) awards of Performance Shares which have been converted into Restricted Shares; and (iii) the Shares which were awarded in terms of the 2012 Plan prior to 2016, and which have since vested and been settled to employees. Any increase in the 2012 Plan limit is subject to Board recommendation and shareholder approval at the annual general meeting.

26
Information on the Company
Organisational Structure(1),(2)
Gold Fields is a holding company with its significant ownership interests organised as set forth below.
Notes:
(1)As of 27 March 2025, unless otherwise stated, all subsidiaries in this organisational chart are, directly or indirectly, wholly owned by Gold Fields.
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
Gold Fields has nine operating mines located in Australia, South Africa, Ghana, Chile and Peru, as well as a non-operational project in Canada,
Windfall, which is a gold development stage property in the Abitibi greenstone belt, Québec, Canada. Salares Norte is a production stage property which is completing production ramp-up. Gold Fields conducts underground and open pit mining operations at St. Ives, underground-only operations at Granny Smith, Agnew and South Deep and open pit mining at Gruyere, Tarkwa, Salares Norte and Cerro
Corona. Windfall is expected to be underground only. Damang is currently not conducting active open pit mining activities and is processing surface ore stockpile material only, while some tailings material is processed at South Deep to assist with the supply of backfill material for underground placement and scope support. Material processed intermittently, and as prescribed by a processing schedule, from production stockpiles occurs at Gruyere, Granny Smith, St. Ives, Agnew, Tarkwa, Salares Norte and Cerro Corona. Salares Norte has created a large surface stockpile that will be processed as required.
The following graphic sets out the geographical distribution of Gold Fields’ mining properties.
For a summary of Gold Fields’ Measured, Indicated and Inferred Mineral Resources point of reference in situ by commodity and geographic area, as determined by a Qualified Person as of 31 December 2024, see “—Summary of Mineral Resources and Mineral Reserves—Mineral
Resources of Gold Fields as at 31 December 2024—Attributable Mineral Resources exclusive of Mineral Reserves as at 31 December 2024”.
For a summary of Gold Fields’ Proven, Probable and total Mineral Reserves by commodity and geographic area, as determined by a Qualified
Person as of 31 December 2024, with the point of reference being the Run of Mine (ROM), see “—Summary of Mineral Resources and Mineral
Reserves—Attributable Mineral Reserves as at 31 December 2024”.
The following table sets out the aggregate production of Gold Fields’ mining operations for the years ended 31 December 2024, 2023 and
2022. All production numbers are presented as attributable.

	Year ended 31 December
	2024	2023	2022

Gold production (koz)	1,985	2,304	2,399
Copper production (kt)	22	27	27
Silver production (koz)	145	—	—

28
The following table sets out an overview of Gold Fields’ operative mining areas, as of 31 December 2024.

	Size (hectares)	Attributable ownership	Operator	Stage	Mine type	Commodity	Mineralisation style	Processing plants or other facilities

Australia
Gruyere	141,674	50% JV (50% Gold Road Resources)	Gold Fields	Production	Open pit and stockpile	Gold	Archaean shear hosted orogenic	Mill/CIL
Granny Smith	66,974	100%	Gold Fields	Production	Underground	Gold	Archaean shear hosted orogenic	Mill/leach/CIP
St. Ives	160,990	100%	Gold Fields	Production	Underground, open pit and stockpile	Gold	Archaean shear hosted orogenic	Mill/leach/CIP
Agnew	70,684	100%	Gold Fields	Production	Underground	Gold	Archaean shear hosted orogenic	Mill/leach/CIP
South Africa
South Deep(1)	4,268	90.245%	Gold Fields	Production	Underground	Gold	Paleoplacer	Mill/leach/CIP
Ghana
Damang	24,265	90%	Gold Fields	Production	Stockpile	Gold	Hydrothermal	Mill/CIL
Tarkwa	20,825	90%	Gold Fields	Production	Open pit and stockpile	Gold	Paleoplacer	Mill/CIL
Chile
Salares Norte	94,100	100%	Gold Fields	Ramp-up towards Production, Development	Open pit and stockpile	Gold; Silver	Epithermal	Mill/leach/ Merrill Crowe /CIP
Peru
Cerro Corona	6,208	99.53%	Gold Fields	Production	Open pit and stockpile	Gold; Copper	Porphry	Mill/float/ concentrate sales
Canada
Windfall(2)	14,299	100%	Gold Fields	Development (EIA and mining licence required)	Underground	Gold with Silver byproduct	Intrusion related	Not yet constructed
Notes:
(1)South Deep has a variable Attributable Ownership year on year.
(2)  Acquired 50% partnership stake in the Windfall project in May 2023. On 25 October 2024, Gold Fields completed the transaction to acquire Osisko, and consolidated ownership of the Windfall project. Gold Fields will need to procure a mining licence to proceed with development.

29
Gold Fields leases its corporate headquarters in Sandton, Johannesburg, South Africa.
In Western Australia, land that is the subject of mining rights is leased from the state. West Australian mining leases have an initial term of
21 years with one automatic 21-year renewal period and, thereafter, an indefinite number of 21-year renewals with government approval. In relation to gold produced from the mining leases at Gruyere, Granny Smith, St. Ives and Agnew, Gold Fields pays an annual royalty to the state of 2.5% of revenue. Pursuant to its joint venture with Gold Road Resources, Gold Fields holds a 100% interest (through its subsidiary) in
Gruyere Mining Co Pty Ltd, which has a 50% interest in Gruyere. Gold Road Resources also holds a 50% interest in Gruyere.
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
In addition, the landowner is only entitled to compensation from the original mining licence grantee for the loss or damage from the mining right holder for the use of the land for mining operations conducted in terms of the MPRDA. In May 2010, the DMRE approved the conversion of the South Deep old order mining right into a new order mining right. No right to landowner compensation arises on conversion of old order mining rights to new order mining rights. Included in this approval was an additional area called Uncle Harry’s which is contiguous to South
Deep. The durations of the South Deep and Uncle Harry’s mining rights are both 30 years, with a reasonable expectation of right of renewal.
Gold Fields holds freehold title to almost all of its mining right in respect of its South African South Deep mining operation, and where it does not own such surface property, it conducts surface operations in accordance with applicable mining and property laws. See “—Risk Factors—
Gold Fields’ mineral rights are subject to legislation, which could impose significant costs and burdens, certain ownership requirements and possible penalties or forfeiture for non-compliance, the interpretation of which could be the subject of dispute—South Africa”.
Gold Fields’ Ghana operations comprise two legally registered entities, Damang mine (Abosso) and Tarkwa mine (Gold Fields Ghana). In
March 2024, Gold Fields disposed of its 45% interest in the Asanko Gold Mine to its joint venture partner, Galiano Gold. Abosso holds the right to mine at the Damang property under the Damang and Lima South mining leases from the government of Ghana. The Damang lease expires in April 2025. In December 2024, Abosso applied for an extension of the Damang lease in accordance with applicable law. In March
2025, Abosso was notified by the Minerals Commission that its application for extension had been rejected. Abosso intends to pursue all avenues to seek the reversal of this decision, and the extension of the Damang lease, including international arbitration, if required. The Lima
South lease, which expired in 2017, has been extended for another ten years by the Minister of Lands and Natural Resources on the recommendation of the Minerals Commission. Gold Fields Ghana obtained the mining rights for the Tarkwa property from the government of
Ghana in 1993. In August 2000, with the consent of the government of Ghana, Gold Fields Ghana was assigned the mining rights for the northern portion of the Teberebie property. The Tarkwa rights expire in 2027 and the Minister of Lands and Natural Resources has approved the extension of the Teberebie Leases to 2036. Notwithstanding the recent decision in relation to the Damang lease, Gold Fields has a reasonable expectation that the Tarkwa leases can be extended to extract planned and future defined Mineral Reserves. Damang did not disclose Mineral Reserves in 2024 due to an unfavourable economic assessment.
Gold Fields may respectively exploit all surface and underground gold at all its sites until the rights expire, provided that Gold Fields pays the government of Ghana a quarterly royalty. See “—Environmental and Regulatory Matters—Ghana—Mineral Rights”.
In Chile, the Salares Norte mine is in a ramp-up to commence gold and silver production, and has all necessary permits in place.  The environmental permit requires the protection and relocation of the endangered short-tailed chinchilla. The Relocation Plan commenced during
October 2020, with the capture and relocation of four chinchillas, two of which were relocated successfully. In late 2023, the environmental regulator (SMA) subsequently approved an updated compliance programme. The rescue and relocation activities recommenced in the first quarter of 2024. In May 2024, Salares Norte received a directive (MUT) from the SMA, requesting additional information and ordering a temporary suspension of the dismantling of Rocky Area No 3. The MUT was extended, and capture and relocation activities recommenced at
Rocky Area No 3 in October 2024, with Rocky Area No 3 dismantled as of 10 January 2025.
The compliance programme establishes 35 measures that must be periodically reported to the SMA. In the event of any serious incident during the execution of the compliance programme, the relocation activities will be required to be stopped. The SMA will determine whether to allow the resumption of activities or to suspend them and reactivate the sanctioning process. In the latter case, Gold Fields is exposed to the imposition of fines and may potentially have to suspend mining activities in the areas close to the remaining rocky areas. Gold Fields has now executed multiple capture and relocation campaigns, with three chinchillas successfully relocated and released.
In Peru, exploration and extraction activities can only be performed in duly authorised areas. Authorisation is granted by the Peruvian government when a mining concession is issued. Mining concessions expire if the titleholder does not exploit the concessions for a period of
15 years, unless the titleholder demonstrates to the authorities that this was through no fault of its own, in which case the authorities may allow the titleholder to begin to exploit the concession within the next five years that follow. The titleholder must comply with specific obligations, such as paying annual fees of U.S.$3.00 per hectare, meeting minimum investment requirements, paying a monthly royalty according to the value of the produced concentrates and other requirements. See “—Environmental and Regulatory Matters—Peru—
Concessions—Mining Concessions”.
In Peru, the Cerro Corona Mineral Resource exclusive of Mineral Reserves decreased by 100% for Measured and Indicated and Inferred due
to planned sterilisation of Mineral Resources due to in-pit tailings.
In Canada, the Windfall project mining leases are extraction (production) mining titles that give holders the exclusive right to mine minerals
(other than surface minerals, petroleum, natural gas, and brine). A mining lease is granted to the holder of one or several claims upon proof of the existence of indicators of a workable deposit in the area covered by such claims and compliance with other requirements prescribed by the Mining Act. A mining lease has an initial term of 20 years but may be renewed for three additional 10-year periods. Under certain conditions, a mining lease may be renewed beyond the three statutory renewal periods. On 25 October 2024, Gold Fields completed the acquisition of Osisko, consolidating ownership of the Windfall project which is currently operating under a bulk sample permit. The environmental and social assessment of the Windfall project is still ongoing. Once the EIA is approved, a mining lease can be awarded. Gold
Fields intends to file a mining lease request for the Windfall project in 2025.

30
Non-Core Investments
Over the years, Gold Fields has acquired strategic interests in several smaller mining companies, including in Australia, Ghana, Chile and Peru.
As at 31 December 2024, Gold Fields held minority shareholdings in Great Southern Mining Ltd., Generation Mining, Killi Resources, Lefroy
Exploration Ltd., Hamelin Gold Ltd., Lunnon Metals Ltd., Vior Mining Exploration, Galiano Mining, Amarc Resources,  O3 Mining, Osisko Metals,
Torq Resources Inc., Queen’s Road Capital Investment, Tesoro Gold Limited, Chakana Copper Corp., Mineral Resources Limited, and others
(together, the Non-Core Investments). Gold Fields also acquired strategic interests during the Canadian Osisko consolidation.
The following graphic sets out the geographical distribution of the Non-Core Investments. Mineral Resources Limited is a diversified miner and service provider with operations, offices and activities across Western Australia and the Northern Territory. Given the size of its geographic spread, the graphic below provides an indication only of its corporate office.

Figure 1. Australia; Great Southern Mining
Figure 2. Australia; Hamelin Gold, Lefroy Exploration, Lunnon Metals and Mineral Resources Limited. Mineral Resources Limited is a
diversified miner and service provider with operations, offices and activities across Western Australia and the Northern Territory. Due to the
number of these, only the location of the corporate office is indicated.

31
Figure 3. Ghana; Galiano Gold
Figure 4. Canada; Generation Mining, O3 Mining, Vior and Osisko
Figure 5. Canada; Amarc Resources
Figure 6. Peru and Chile; Chakana Copper, Torque Resources
and Tesoro Gold

32
The following table sets out an overview of the Non-Core Investments.

	Primary project	Commodity	Location	Ownership Type	Size (hectares)	Stage	Mine Type and Mineralisation Styles

Great Southern Mining	Edinburgh Park	Gold	Australia	Shareholding in listed company and Joint Venture	177,400	Exploration	Epithermal, Intrusion Related Gold
Killi Resources	West Tanami	Gold	Australia	Shareholding in listed company and Joint Venture	151,659	Exploration	Orogenic
Lefroy Exploration	Lefroy Gold	Gold	Australia	Shareholding in listed company and Joint Venture	64,500	Exploration	Orogenic
Hamelin Gold	West Tanami	Gold	Australia	Shareholding in listed company	248,900	Exploration	Orogenic
Lunnon Metals	Foster, Fisher	Nickel	Australia	Shareholding in listed company	4,700	Exploration	Target underground, Nickel sulphide
Mineral Resources Limited	Multiple projects; Diversified miner and service provider	Lithium, Iron Ore, Energy, Mining Services, Engineering and Construction	Australia	Shareholding in listed company	Minor shareholding with no access to this information	Production	Diversified miner and service provider; Multiple projects and mineralisation styles
Generation Mining	Marathon	Palladium, Copper	Canada	Shareholding in listed company	26,000	Development	Magmatic sulfide
Osisko Metals	Gaspé Copper	Copper	Canada	Shareholding in listed company	Minor shareholding with no access to this information	Exploration	Porphyry
O3 Mining	Marban Alliance	Copper	Canada	Shareholding in listed company	131,788	Development	Orogenic
Vior Mining Exploration	Belleterre Gold	Gold	Canada	Shareholding in listed company	67,000	Exploration	Orogenic
Galiano Gold	Asanko Gold Mine	Gold	Ghana	Shareholding in listed company	Minor shareholding with no access to this information	Production	Orogenic and Palaeoplacer
Amarc Resources	Multiple non-production projects	Copper, Gold	Canada	Shareholding in listed company	Minor shareholding with no access to this information	Exploration	Porphyry
Torq Resources	Andrea	Copper	Chile	Shareholding in listed company	1,200	Exploration	Target open pit, Porphyry and Epithermal
	Margarita	Gold, Copper	Chile		1,445	Exploration	Target open pit, IOCG and Porphyry
	Santa Cecilia	Gold, Copper	Chile		3,239	Exploration	Porphyry and Epithermal
Queen’s Road Capital Investment	Multiple investments in private and public resource companies	Gold, Copper, Silver, Uranium	Multiple sites globally	Shareholding in listed company	Minor shareholding with no access to this information	Production	Various
Tesoro Gold	El Zorro	Gold	Chile	Shareholding in listed company	72,249	Exploration	Target open pit, Intrusion Related Gold
Chakana Copper	Soledad	Gold, Copper	Peru	Shareholding in listed company	4,203	Exploration	Porphyry

33
As at 31 December 2024, the total market value of the Non-Core Investments was U.S.$133.6 million. The following table sets out the value and Gold Fields’ interest in each Non-Core Investment.

	Interest	Market Value of Shareholding
Investment	(%)	(U.S.$ millions)

Great Southern Mining	4.7	0.6
Generation Mining	3.6	0.9
Killi Resources	10.9	0.5
Lefroy Exploration	8.8	0.9
Hamelin Gold	14.9	0.9
Lunnon Metals	30.5	10.4
Vior Mining Exploration	20.7	8.7
Galiano Mining(1)	19.6	62.8
Amarc Resources	2.3	0.7
O3 Mining	15.6	21.1
Osisko Metals	3.6	2.8
Torq Resources	14.9	0.7
Queen’s Road Capital Investment	4.0	0.9
Tesoro Gold	17.5	3.4
Chakana Copper	17.2	0.6
Mineral Resources Limited	0.3	13.9
Others(2)	—	3.8
Total	—	133.6
Notes:
(1)As of 5 March 2024, Gold Fields' interest in Galiano increased to 19.9% as part of Gold Fields' disposal of its joint venture interest in the Asanko gold mine.
(2)Represents de minimis investments in AngloGold Ashanti Limited, RareX Limited, Australian Gold and Copper Limited, Orsu Metals Corp., Vizsla Copper Corp. and Magmatic Resources
Limited.
Summary of Mineral Resources and Mineral Reserves
Mineral Reserves of Gold Fields as at 31 December 2024
Methodology
Mineral Reserves are divided into categories of Proven and Probable and are expressed in terms of tonnes to be processed at mill feed head grades, allowing for application of cut-off grades, estimated mining dilution, ore loss, mining recovery and other modifying factors. All of Gold
Fields’ operations disclose Mineral Reserves using cut-off grades or net smelter return (NSR) cut-offs, in the case of gold/copper or gold/silver deposits. Cut-off grade is the grade that distinguishes the economic material within an ore body that is to be extracted and treated from the remaining material. Cut-off grade is typically calculated using an appropriate metal price plus the development, stoping, processing, general and administration and sustaining capital costs to derive a total cost per tonne. NSR cut-off is the net revenue (total revenue less production costs) that the owner of a mining property receives from the sale of the mine’s metal products. Costs include transportation and refining costs.
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
Attributable Mineral Reserves as at 31 December 2024
As at 31 December 2024, Gold Fields had aggregate attributable Proven and Probable Mineral Reserves of approximately 44.3 million ounces of gold, 271.4 million pounds of copper and 46 million ounces of silver. The point of reference for the Mineral Reserve is on the Run of
Mine (ROM).

34

	Attributable Gold Mineral Reserves Statement as at 31 December 2024(1)
	Proven Mineral Reserves			Probable Mineral Reserves			Total Mineral Reserves
	Tonnes	Grade	Gold	Tonnes	Grade	Gold	Tonnes	Grade	Gold	Attributable gold production in fiscal 2024(2)(3) Gold
	(million)	(g/t)	(M oz)	(million)	(g/t)	(M oz)	(million)	(g/t)	(M oz)	(M oz)

Australia	15	2.0	1.0	72	3.2	7.5	87	3.0	8.4	0.992
South Africa	9	5.8	1.7	166	4.9	26.3	175	5.0	28.0	0.258
South Deep(4)	9	5.8	1.7	166	4.9	26.3	175	5.0	28.0	0.258
Ghana	34	1.1	1.2	104	0.8	2.7	138	0.9	3.8	0.605
Tarkwa	34	1.1	1.2	104	0.8	2.7	138	0.9	3.8	0.484
Chile	—	—	—	20	5.4	3.41	20	5.4	3.4	0.045
Peru	37	0.5	0.6	1	0.5	0.02	39	0.5	0.6	0.172
Canada(5)	—	—	—	—	—	—	—	—	—	—
Total	95	1.5	4.4	363	3.4	39.8	458	3.0	44.3	2,071.0

Notes:
(1)	(a)
Disclosed as mill delivered metric tonnes and ROM grades, inclusive of all mining dilutions and gold losses except mill recovery. Metallurgical recovery factors have not been applied to the Reserve figures.

(1)	(b) Dilution relates to planned and unplanned waste and/or low-grade material being mined and delivered to the mill.
(1)	(c)
For the Australian operations, Mineral Reserve figures are based on a gold price of A$2,250 per ounce at an exchange rate of A$1.50. per U.S.$1.00 or A$:U.S.$0.67. Open pit
Mineral Reserves at the Australian operations are based on optimised pits and the underground operations on appropriate mine design and extraction schedules. At South Deep, a gold price of R868,000 per kilogram at an exchange rate of R18.00 per U.S.$1.00 was used. For the Ghana operations, Mineral Reserve figures are based on an optimised pit at a gold price of U.S.$ 1,500 per ounce. For the Chilean operations, Mineral Reserve used a gold price of U.S.$1,500 per ounce and silver price of U.S.$17.50 per ounce. For the
Cerro Corona (Peru) gold reserves, the optimised pit is based on a gold price of U.S.$1,500 per ounce and a copper price of U.S.$3.40 per pound. Due to the nature of the deposit and the importance of net smelter returns, the gold and copper prices need to be considered together.

(1)	(d) Totals may not sum due to rounding. Where this occurs, it is not deemed significant.
(2)	Attributable gold produced after metallurgical recovery.
(3)	Based on LOM ownership share due to step-up of minority interest over time.
(4)
In line with other international operations, all South Deep Mineral Reserves are classed as above infrastructure, as the Mineral Reserves will be accessed by means of ongoing declines from current infrastructure.

(5)	Windfall in Canada has no disclosed Mineral Reserves at this time.
The following table sets forth the Proven and Probable Copper Mineral Reserves of the Cerro Corona mine as at 31 December 2024, with the point of reference being the ROM, that are attributable to Gold Fields:

	Attributable Copper Mineral Reserve Statement as at 31 December 2024(1)
	Proven Mineral Reserves			Probable Mineral Reserves			Total Mineral Reserves
	Tonnes	Grade	Cu	Tonnes	Grade	Cu	Tonnes	Grade	Cu	Attributable copper production in fiscal 2024(2)
	(million)	(%)	(M lb)	(million)	(%)	(M lb)	(million)	(%)	(M lb)	(M lb)

Peru
Cerro Corona	37	0.3	262.1	1	0.3	9.3	38	0.3	271.4	49
Total	37	0.3	262.1	1	0.3	9.3	38	0.3	271.4	49

Note:
(1)	(a)
Disclosed as mill delivered metric tonnes and ROM grades, inclusive of all mining dilutions and copper losses except mill recovery. Metallurgical recovery factors have not been applied to the Mineral Reserve figures.

	(b)	Dilution relates to planned and unplanned waste and/or low-grade material being mined and delivered to the mill.
(c)
For the Cerro Corona (Peru) gold Mineral Reserves, the optimised pit is based on a gold price of U.S.$1,500 per ounce and a copper price of U.S.$3.40 per pound. Due to the nature of the deposit and the importance of net smelter returns, the gold and copper prices should be considered together.

	(d)	Totals may not sum due to rounding. Where this occurs, it is not deemed significant.
(2)	Attributable copper production after process recovery.

35
The following table sets forth the Proven and Probable Silver Mineral Reserves as at 31 December 2024 that are attributable to Gold Fields.
The point of reference for the Mineral Reserve is on the ROM:

	Attributable Silver Mineral Reserve Statement as at 31 December 2024(1)
	Proven Mineral Reserves			Probable Mineral Reserves			Total Mineral Reserves
	Tonnes	Grade	Silver	Tonnes	Grade	Silver	Tonnes	Grades	Silver	Attributable silver production in fiscal 2024(2)
	(million)	(g/t)	(M oz)	(million)	(g/t)	(M oz)	(million)	(g/t)	(M oz)	(M oz)

Chile	—	—	—	20	72.2	46.0	20	72.2	46.0	0.145
Salares Norte	—	—	—	20	72.2	46.0	20	72.2	46.0	0.145
Canada	—	—	—	—	—	—	—	—	—	—
Total(2)	—	—	—	20	72.2	46.0	20	72.2	46.0	0.145

Notes:
(1)	(a)
Disclosed as mill delivered metric tonnes and ROM grades, inclusive of all mining dilutions and silver losses except mill recovery. Metallurgical recovery factors have not been applied to the Mineral Reserve figures.

	(b)	Dilution relates to planned and unplanned waste and/or low-grade material being mined and delivered to the mill.
(c)
For the Chilean operations, Mineral Reserve is based on a gold price of U.S.$1,500 per ounce and silver price of U.S.$17.50 per ounce. Due to the nature of the deposit and the importance of net smelter returns, the gold and silver prices need to be considered together. For the Canadian project, Mineral Reserve is based on a gold price of U.S.$1,500 per ounce and silver price of U.S.$17.50 per ounce.

	(d)	Totals may not sum due to rounding. Where this occurs, it is not deemed significant.
(2)	Attributable silver production after process recovery.
(3)	Windfall in Canada has no disclosed Mineral Reserves at this time.
Gold Fields’ methodology for determining its Mineral Reserves is subject to change and is based upon estimates and assumptions made by management regarding a number of factors as noted above under “—Summary of Mineral Resources and Mineral Reserves—Mineral
Reserves of Gold Fields as at 31 December 2024—Methodology”. Accordingly, the sensitivity analysis of Gold Fields’ Mineral Reserves provided above should not be relied upon as indicative of what the estimate of Gold Fields’ Mineral Reserves would actually be or have been at the gold, silver or copper prices indicated, or at any other gold, silver or copper price, and neither should it be relied upon as a basis for estimating Gold Fields’ Mineral Reserves based on the current gold, silver or copper price or what Gold Fields’ Mineral Reserves will be at any time in the future. See “—Risk Factors—Gold Fields’ Mineral Resources and Mineral Reserves are estimates based on a number of technical and economic assumptions, which, if proven inaccurate or changed, may require Gold Fields to lower its estimated Mineral Resources and
Mineral Reserves”.
Mineral Resources of Gold Fields as at 31 December 2024
Methodology
The Mineral Resources estimates are in compliance with S-K 1300 and the SAMREC Code, 2016 (the SAMREC Code). The Mineral Resources
are exclusive of Mineral Reserves and the point of reference is in situ. Open pit Mineral Resources are confined to pit shells that are defined by the price, costs and relevant modifying factors used for the estimates. The pit shells are used to constrain the mineralisation to that which is potentially economically and practically extractable under assumed economic conditions. The Mineral Resources are disclosed at an appropriate in situ cut-off grade. The pit shells take into account selective mining units and may also include estimates of any material below cut-off grade that needs to be mined to extract the complete pay portion of the Mineral Resource. Underground estimates follow a similar economic practical extraction methodology based on mining shapes that can be practically accessed and mined, and are disclosed at an appropriate in situ cut-off grade.
Modifying Factors for Mineral Resources
All of Gold Fields’ operations disclose Mineral Resources using cut-off grades or NSR cut-offs, in the case of multi-metal deposits. Cut-off grade is the grade that distinguishes the economic material within an ore body that is to be extracted and treated from the remaining material.
Cut-off grade is typically estimated using an appropriate metal price plus the development, stoping, processing, general and administration and sustaining capital costs to derive a total cost per tonne. NSR cut-off is the net revenue (total revenue less production costs) that the owner of a mining property receives from the sale of the mine’s metal products. Costs include transportation and refining costs.
Attributable Mineral Resources exclusive of Mineral Reserves as at 31 December 2024
As at 31 December 2024, Gold Fields had aggregate attributable Measured and Indicated Mineral Resources exclusive of Mineral Reserves of approximately 30.4 million ounces of gold and 2.8 million ounces of silver, as set forth in the following tables.
The following table sets forth the Gold Mineral Resources exclusive of Mineral Reserves as at 31 December 2024 that are attributable to Gold
Fields. The point of reference for the Mineral Resource exclusive of Mineral Reserves is in situ and may also include estimates of any material below cut-off grade that needs to be mined to extract the complete pay portion of the Mineral Resource.

36

	Attributable gold Mineral Resources exclusive of Mineral Reserves as at 31 December 2024(1)
	Measured Mineral Resources			Indicated Mineral Resources			Inferred Mineral Resources			Attributable gold
	Tonnes	In Situ Grade	Gold	Tonnes	In Situ Grade	Gold	Tonnes	In Situ Grade	Gold	Total Measured and Indicated Mineral Resource
	(million)	(g/t)	(M oz)	(million)	(g/t)	(M oz)	(million)	(g/t)	(M oz)	(M oz)

Australia	3	4.6	0.5	47	3.1	4.7	46	3.3	4.8	5.2
South Africa	56	1.9	3.4	75	6.5	15.7	20	9.1	6.0	19.0
South Deep(2)	56	1.9	3.4	75	6.5	15.7	20	9.1	6.0	19.0
Ghana	20	1.4	0.9	105	1.5	5.0	14	1.9	0.9	5.9
Tarkwa	12	1.5	0.6	74	1.3	3.1	4	1.4	0.2	3.7
Chile	—	—	—	3	2.3	0.2	0	1.5	0.0	0.2
Peru(3)	—	—	—	—	—	—	—	—	—	—
Canada(4)	—	—	—	—	—	—	—	—	—	—
Total	79	1.9	4.8	229	3.5	25.6	80	4.5	11.6	30.4

Notes:
(1)	(a) Disclosed as in situ undiluted. Mining Recovery, Mining dilution MCF and metallurgical recovery factors have not been applied to the Mineral Resource figures.
(b)
The metal prices used for the 2024 Mineral Resources were as follows: for the Australian operations, Mineral Resource estimates are based on a gold price of A$2,600 per ounce at an exchange rate of A$1.50 per U.S.$1.00 or A$:U.S.$0.67. The South African – South Deep Mineral Resource estimates are based on a gold price of R998,281 per kilogram at an exchange rate of R18.00 per U.S.$1.00. The Ghana – Tarkwa operations Mineral Resource estimates are based on a gold price of U.S.$1,725 per ounce. For the
Chilean operations, Mineral Resource figures are based on a gold price of U.S.$1,725 per ounce.

(c) Totals may not sum due to rounding. Where this occurs, it is not deemed significant.
(2)	Based on LOM ownership share due to step-up of minority interest over time.
(3)	Cerro Corona in Peru has no disclosed Mineral Resource at this time.
(4)	Windfall in Canada has no disclosed Mineral Resources at this time.
The following table sets forth the Silver Mineral Resources exclusive of Mineral Reserves as at 31 December 2024 that are attributable to Gold
Fields. The point of reference for the Mineral Resource exclusive of Mineral Reserves is in situ:

	Attributable silver Mineral Resources exclusive of Mineral Reserves as at 31 December 2024(1)
	Measured Mineral Resources			Indicated Mineral Resources			Inferred Mineral Resources			Attributable silver
	Tonnes	In Situ Grade	Silver	Tonnes	In Situ Grade	Silver	Tonnes	In Situ Grade	Silver	Total Measured and Indicated Mineral Resource(2)
	(million)	(g/t)	(M oz)	(million)	(g/t)	(M oz)	(million)	(g/t)	(M oz)	(M oz)

Chile	—	—	—	3	30.5	2.8	0.2	8.3	0.1	2.8
Salares Norte	—	—	—	3	30.5	2.8	0.2	8.3	0.1	2.8
Canada(2)	—	—	—	—	—	—	—	—	—	—
Total	—	—	—	3	30.5	2.8	0.2	8.3	0.1	2.8

Note:
(1)	(a)	Disclosed as in situ undiluted. Mining Recovery, Mining dilution MCF and metallurgical recovery factors have not been applied to the Mineral Resource figures.
	(b)	The Mineral Resource estimates are based on a silver price of U.S.$20.00 per ounce.
(2)	Windfall in Canada has no disclosed Mineral Resources at this time.

37
Individual Property Disclosure Pursuant to Item 1304 of Regulation S-K under the Securities Act
Gold Fields has determined that the St. Ives, South Deep, Tarkwa and Salares Norte properties are material to its business and financial condition based on, among other things, Gold Fields’ consideration of qualitative and quantitative factors in the context of its overall business and financial condition. As a result, disclosure has been provided below for the aforementioned properties pursuant to S-K 1300. Furthermore,
Gold Fields has filed technical report summary exhibits with the Securities and Exchange Commission for each of the St. Ives (2024), South
Deep (2024), Tarkwa (2022) and Salares Norte (2024) properties, which have been filed as exhibits to this annual report on Form 20-F. The
St. Ives, South Deep and Salares Norte properties have had a material change to the last technical report summary exhibits filed with the
Securities and Exchange Commission. The material change is predominantly due to the reserve price increase.
Gold Fields has determined that Gruyere, Granny Smith, Agnew, Damang, Cerro Corona and Windfall, along with the properties listed under
“—Information on the Company—Summary Disclosure of Mining Operations Pursuant to Item 1303 of Regulation S-K under the Securities Act
—Non-Core Investments,” are not considered material to Gold Fields’ business and financial condition at this time. However, certain information about these properties have been retained in this year’s Form 20-F under “—Information on the Company—Summary Disclosure of Mining Operations Pursuant to Item 1303 of Regulation S-K under the Securities Act—Non-Material Properties” for continuity purposes.
Gold Fields has previously filed technical report summaries for the Gruyere (2021), Granny Smith (2021), Agnew (2021), Damang (2021) and
Cerro Corona (2023) properties. Gold Fields does not anticipate providing extensive disclosure, or filing technical report summaries, for these properties going forward.

38
Australia Material Operations
St. Ives
The following graphic illustrates the location of the St. Ives operations, including mining and exploration tenements, administrative offices and processing plant.
Introduction
St. Ives is a production stage property comprising several open pits, two operating underground mines and Mineral Reserves stockpiles. It is situated straddling Lake Lefroy in Western Australia (latitude 31º 19’ 12.6” S and longitude 121º 44’ 25.5” E) and is located by road
635 kilometres east of Perth, 70 kilometres south of Kalgoorlie and 20 kilometres south of Kambalda.
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
It holds exploration licences, prospecting licences, miscellaneous licences and mining leases covering a total area of 160,990 hectares including 54 non-managed leases totalling 13,224 hectares and 10 joint venture tenements of 25,423 hectares, where it has a 49% interest.
Operational Infrastructure
St. Ives open pit mining and processing operation commenced in 1981, with the current processing facility at St. Ives commissioned in 2005.
The current processing plant has a gravity circuit and consists of a primary gyratory crusher, followed by a single-stage semi-autogenous grinding (SAG) mill with pebble crusher, gravity, leaching and carbon in pulp (CIP). The plant has a 4.7Mt/a name plate throughput capacity.
St. Ives has an annual major and critical item condition survey to enhance reliability and minimise downtime, in addition to a comprehensive maintenance strategy that includes regular equipment refurbishment and replacement. St. Ives’ underground operations involves contractors who conduct mining operations and are responsible for maintaining and modernising the mining fleets. The open pit operations are a mixture of owner-operated and contractors and follow strategies outlined by Gold Fields. The present condition of the property, and its equipment, facilities and infrastructure is fair, well-maintained and in mid-life condition. St. Ives has its own village, and the St. Ives operation obtains electricity pursuant to a contract with BHP-Nickel West and has access to water, air and road infrastructure. St. Ives has also commenced the construction of a 42 MW Wind and 35 MW Solar energy farm, with the aim of procuring renewable energy. Consumables and supplies are trucked in from both Perth and Kalgoorlie.
Since 1981, numerous open pits and underground mines have been mined with most open pits lasting between three months to five years.
With the exception of Athena-Hamlet underground mine, all the underground mines that have been mined since St. Ives commenced have

39
started as open pits before going underground. Current operations as at 31 December 2024 consist of the Invincible underground and Hamlet
North underground mines as well as open pit mining at Invincible Footwall South and Swiftsure.
For information on assets and liabilities (including costs after depreciation) of St. Ives, see “Annual Financial Report—Notes to the
Consolidated Financial Statements—Note 44. Segmental Report”. The book value of property and its associated plant and equipment (Book
Value) of St. Ives is U.S.$430 million. As at 31 December 2024, 1,395 workers were employed at St. Ives, including 908 contractors.
During the year ended 31 December 2024, St. Ives received fines in respect of ten tenements that had not met their minimum expenditure commitment. The fines totalled U.S.$39,638.53 and included fines for tenements sold or disposed of during 2024. As at 31 December 2024, no significant encumbrances to the property existed. St. Ives was issued a prohibition notice in relation to the paste plant construction site following a fatality at the site in April 2024.
The St. Ives mining concessions are renewed every 21 years and expire ranging from 2025 to 2043 and have a combined annual fee of U.S.
$1.1 million.
History
Gold was discovered in the St. Ives area in 1897, with intermittent production until Western Mining Corporation (WMC) commenced nickel and gold mining operations in the area. Gold Fields acquired the St. Ives gold mining operation from WMC in November 2001. Ongoing exploration near the mine and extensional areas continue to replace mining depletion and extend the LOM Mineral Reserve, which is typical of the Archaean orogenic (shear zone) greenstone gold hosted gold camps, such as St. Ives. The current LOM Mineral Reserve extends to 2033.
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
•Lode mineralisation: Archaean lode mineralisation typically between 0.5m – 20m-wide mesothermal vein complexes that may also have hydraulic breccias and/or mylonites. Mineralisation is typically discontinuous with short-range predictability.
•Supergene mineralisation: Broad zones of flat-lying gold mineralisation in weathered Archaean and overlying tertiary sediments.
•Palaeoplacer mineralisation: Placer deposits hosted by palaeochannels in the unconsolidated tertiary sediments that overlie the Archaean basement.
Mineral Reserves and Mineral Resources
Attributable Mineral Reserves of St. Ives as at 31 December 2024
The following table sets out attributable Mineral Reserves of St. Ives as at 31 December 2024. The Mineral Reserve gold price is U.S.$1,500 /
oz and the point of reference is on the ROM.

	As at 31 December 2024
	Tonnes	Grade	Gold	Cut-off grades	Metallurgical recovery
	(kt)	(g/t)	(koz)	(g/t)	(%)

Proven Mineral Reserves	5,736	2.4	434	0.35 - 3.6	87.7 - 96.0
Probable Mineral Reserves	23,228	3.9	2,913	0.35 - 3.6	91.8 - 96.0
Total Mineral Reserves	28,964	3.6	3,347	0.35 - 3.6	87.7 - 96.0
Attributable Mineral Reserve year on year change
The following table sets out attributable Mineral Reserves of St. Ives as at 31 December 2024 compared to 31 December 2023.

	Proven and Probable Mineral Reserves
	Unit	% Change	Gold

As at 31 December 2023	koz		2,610
Production depletion (2024)	koz	(13)	(341)
Gold price	koz	18	476
Operating cost	koz	(18)	(462)
Discovery	koz	40	1,052
Conversion	koz	—	—
Inclusion / exclusion	koz	—	13
Acquisitions	koz	—	—
Disposals	koz	—	—
As at 31 December 2024	koz		3,347
For the year ended 31 December 2024, changes in Mineral Reserves at St. Ives were primarily driven by discovery which added 40% to attributable Mineral Reserves of St. Ives.

40
Attributable Mineral Resources exclusive of Mineral Reserves of St. Ives as at 31 December 2024
The following table sets out attributable Mineral Resources exclusive of Mineral Reserves of St. Ives as at 31 December 2024. The Mineral
Resources gold price is U.S.$1,725 /oz and the point of reference is in situ.

	As at 31 December 2024
	Tonnes	Grade	Gold	Cut-off grades	Metallurgical recovery
	(kt)	(g/t)	(koz)	(g/t)	(%)

Measured Mineral Resources	840	2.6	69	0.66 - 4.2	88.8 - 95.0
Indicated Mineral Resources	11,114	2.7	964	0.66 - 4.2	88.8 - 96.0
Total Measured and Indicated Mineral Resources	11,953	2.7	1,033	0.66 - 4.2	88.8 - 96.0
Inferred Mineral Resources	11,835	4.5	1,703	0.66 - 4.4	88.8 - 96.0
Attributable Mineral Resources exclusive of Mineral Reserves year on year change
The following table sets out attributable Mineral Resources exclusive of Mineral Reserves of St. Ives as at 31 December 2024 compared to
31 December 2023.

		Measured and Indicated Mineral Resources		Inferred Mineral Resources
	Unit	% Change	Gold	% Change	Gold

As at 31 December 2023	koz		994		1,038
Production depletion (2024)	koz	—	—	—	—
Gold price	koz	1	9	15	158
Operating cost	koz	—	(1)	(1)	(12)
Discovery	koz	3	26	42	433
Resource model update	koz	1	12	20	208
Inclusion / exclusion	koz	(1)	(7)	(12)	(122)
Indesign material	koz	—	—	—	—
Acquisitions	koz	—	—	—	—
Disposals	koz	—	—	—	—
As at 31 December 2024	koz		1,033		1,703
For the year ended 31 December 2024, changes in Mineral Resources exclusive of Mineral Reserves at St. Ives were primarily driven by discovery, updated resource models and price.

41
South Africa Material Operations
South Deep Mine
The following graphic illustrates the location of the South Deep operations, including tenements, administrative buildings, security complex, living quarters, hostel, processing plants and tailings dams.
Introduction
South Deep is a production stage property, deep-level underground gold mine. It is situated 70 kilometres southwest of Johannesburg, in the
Gauteng Province of South Africa (latitude 26˚ 25’ 00” S and longitude 27˚ 39’ 45”E), accessible via the N12 provincial road between
Johannesburg and Potchefstroom. Since 2019, South Deep has recalibrated its operating model via an organisational restructuring and modernisation focus that has included a reset of the production schedule until the late 2020s. South Deep uses trackless mechanised bulk mining methods comprising an array of techniques and mobile equipment. All personnel and material conveyance enters the mine via the main “Twin Shaft”. South Deep converted its old order mining right to new order mining rights in July 2010, which is valid until 2040, as required by the MPRDA. Under the new order mining rights, South Deep operates under a mining lease with a total area of 4,268 hectares.
There is no licence fee payable for the new order mining lease licence.
South Deep’s total Mineral Reserve estimate comprises 2% located in the Current Mine, 24% in North of Wrench and 74% in South of
Wrench areas.
Operational Infrastructure
South Deep’s twin shafts are the main access to the LOM Mineral Reserve estimate with shaft sinking and underground development that commenced in the early 1990s. The surface infrastructure dates to the early 1990s. South Deep has progressed with modern mining industry mechanisation and modernisation. South Deep has an annual major and critical item condition survey that focuses on reliability and minimises shaft down time, and Gold Fields is implementing a risk management framework to address shaft system risks. South Deep has a comprehensive maintenance strategy that includes regular underground support, equipment refurbishment or replacement. South Deep mine design and scheduling include sustainable capital to support the remaining 85-year LOM Mineral Reserve and extends to 2109. The present condition of the property, and its equipment, facilities and infrastructure is fair.
For information on assets and liabilities (including costs after depreciation) of South Deep, see “Annual Financial Report—Notes to the
Consolidated Financial Statements—Note 44. Segmental Report”. The Book Value of South Deep is U.S.$1,123 million. As at 31 December
2024, 5,226 workers were employed at South Deep, including 1,714 contractors.
South Deep commissioned a 50 MW solar farm in 2022 with a further study underway to increase the renewable energy footprint possibly through a solar farm extension and/or followed by the integration of five 8 MW wind turbines.
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

42
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
South Deep received no fines during the year ended 31 December 2024 and no significant encumbrances to the property exist. One Section
54 instruction was issued with regard to compliance with the Mine Health and Safety Act (as defined below) for the unfortunate fatality that occurred in January 2024 and has since been partially uplifted. Full upliftment of the Section 54 instruction is expected in the next 18 to
24 months after the final investigation by the Department of Minerals, Resources and Energy has been completed.
History
The current South Deep operations derive from the Barrick-Western Areas Joint Venture, which Gold Fields acquired in a series of transactions in the second half of 2007. The Barrick-Western Areas Joint Venture was renamed the South Deep Joint Venture (South Deep
Joint Venture). In 2011, Newshelf 899 (Pty) Ltd (Newshelf) was established as the holding company of the South Deep Joint Venture. Newshelf is a 90% subsidiary of Gold Fields and the remaining 10% is held by outside shareholders as part of the black economic empowerment transaction. The LOM Mineral Reserve estimate of South Deep extends to 2109. The attributable value of Gold Fields’ ownership at South
Deep was 90.245% for 2024.
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
Production at South Deep is derived from the Upper Elsburg Reefs. In general terms, the Upper Elsburg succession represents an easterly prograding sedimentary sequence, with the Massives containing higher gold grades and showing more proximal sedimentological attributes in the eastern sector of the mining authorisation than the underlying individuals. The sedimentary characteristics of the Upper Elsburg reef units influence the overall tenor of the reefs with gold grade displaying a gradual, but general decrease toward the east, away from the sub crop.
The North-South trending “normal” West Rand and Panvlakte faults, which converge on the Western side of the lease area, are the most significant large-scale faults in the area and form the western limit to gold mineralisation for the mine.
Mineral Reserves and Mineral Resources
Attributable Mineral Reserves of South Deep as at 31 December 2024
The following table sets out attributable Mineral Reserves of South Deep as at 31 December 2024. The Mineral Reserve gold price is
U.S.$1,500 /oz and the point of reference is on the ROM.

	As at 31 December 2024
	Tonnes	Grade	Gold	Cut-off grades	Metallurgical recovery
	(kt)	(g/t)	(koz)	(g/t)	(%)

Proven Mineral Reserves	9,228	5.8	1,714	4.0	96.5
Probable Mineral Reserves	165,945	4.9	26,284	4.0 - 4.4	96.5
Total Mineral Reserves	175,173	5.0	27,998	4.0 - 4.4	96.5

43
Attributable Mineral Reserve year on year change
The following table sets out attributable Mineral Reserves of South Deep as at 31 December 2024 compared to 31 December 2023.

		Proven and Probable Mineral Reserves
	Unit	% Change	Gold

As at 31 December 2023(1)	koz		28,239
Production depletion (2024)	koz	(1)	(336)
Gold price	koz	4	1,135
Operating cost	koz	(1)	(365)
Discovery	koz	—	—
Conversion	koz	(2)	(657)
Inclusion / exclusion	koz	—	10
Acquisitions	koz	—	—
Disposals	koz	—	(27)
As at 31 December 2024(2)	koz		27,998
Notes:
(1)2023 at 90.331%.
(2)2024 at 90.245%.
For the year ended 31 December 2024, changes in Mineral Reserves at South Deep were primarily driven down  by conversion, depletion and cost, and were partially offset  by an increased gold price.
Attributable Mineral Resources exclusive of Mineral Reserves of South Deep as at 31 December 2024
The following table sets out attributable Mineral Resources exclusive of Mineral Reserves of South Deep as at 31 December 2024.
The Mineral Resources gold price is U.S.$1,725/oz and the point of reference is in situ.

	As at 31 December 2024
	Tonnes	Grade	Gold	Cut-off grades	Metallurgical recovery
	(kt)	(g/t)	(koz)	(g/t)	(%)

Measured Mineral Resources	55,850	1.9	3,364	0.04 - 6.0	43.0 - 96.5
Indicated Mineral Resources	74,749	6.5	15,682	3.5 - 6.0	96.5
Total Measured and Indicated Mineral Resources	130,600	4.5	19,046	0.04 - 6.0	43.0 - 96.5
Inferred Mineral Resources	20,363	9.1	5,958	3.8 - 6.0	96.5
Attributable Mineral Resource exclusive of Mineral Reserves year on year change
The following table sets out attributable Mineral Resources exclusive of Mineral Reserves of South Deep as at 31 December 2024 compared to 31 December 2023.

		Measured and Indicated Mineral Resources		Inferred Mineral Resources
	Unit	% Change	Gold	% Change	Gold

As at 31 December 2023(1)	koz		19,980		5,964
Production depletion (2024)	koz	—	(9)	—	—
Gold price	koz	4	725	—	—
Operating cost	koz	(4)	(754)	—	—
Discovery	koz	—	—	—	—
Resource model update	koz	(6)	(1,115)	—	—
Inclusion / exclusion	koz	1	239	—	—
Indesign material	koz	—	—	—	—
Acquisitions	koz	—	—	—	—
Disposals	koz	—	(19)	—	(6)
As at 31 December 2024(2)	koz		19,046		5,958
Notes:
(1)2023 at 90.331%.
(2)2024 at 90.245%
For the year ended 31 December 2024, changes in Mineral Resources exclusive of Mineral Reserves at South Deep were not material. The decrease in Mineral Resources exclusive of Mineral Reserves was primarily driven by cost, and was partially offset by an increased gold price.

44
Ghana Material Operations
Tarkwa Mine
The following graphic illustrates the location of the Tarkwa Mine operations, including tenements, administrative offices and processing plant.
Introduction
The Tarkwa mine is a production-stage property gold mine located in southwestern Ghana, about 300 kilometres west of Accra, the capital, and 4 kilometres west of the town of Tarkwa (latitude 5°19’37” N and longitude 2°01’17” W) with good access roads and established infrastructure. The Tarkwa mine consists of several open pit operations on the original Tarkwa property and the adjacent southern portion of the property, which was formerly referred to as the Teberebie property and was acquired by Gold Fields in August 2000. The open pit mining operations uses conventional drill and blast and truck and shovel methods using contractor mining. Gold Fields operates the mine with a conventional carbon in leach plant, with two gyratory crushers feeding a SAG mill and ball mill.
The Tarkwa mine operates under mining leases with a total area of 20,825 hectares, the entirety of which are for surface operations and excluding the overlapping area between Damang and Tarkwa. Adjustments to the licensed area are the result of the cadastral system revisions.
Operational Infrastructure
The Tarkwa open pit commenced in 1999 with south and north heap leach and later included the 13.5 Mtpa CIL processing plant and modern surface infrastructure. Tarkwa has an annual major and critical item condition survey that focuses on reliability and minimises down time and a comprehensive maintenance strategy that includes regular equipment refurbishment or replacement. The Tarkwa mine design and scheduling include sustainable capital to support the remaining LOM Mineral Reserve. Tarkwa has contractors that conduct mining operations and who are responsible for maintaining and modernising the mining fleet. The present condition of the property, and its equipment, facilities and infrastructure is in mid-life condition.
Gold Fields processes the ex-pit mined ores through a conventional gold recovery plant, which consists of two parallel crushing circuits
(a single primary gyratory crusher and a separate gyratory/cone tertiary crushing circuit), both feeding a single SAG, ball mill and pebble crusher (SABC) grinding circuit, together with gravity and CIL gold recovery circuits. The current plant capacity is 13.5 Mtpa, however, treatment of 14.9 Mtpa was achieved due to various de-bottlenecking projects.
The Tarkwa mine completed its transition from the national grid to an independent power producer, Genser Energy, during 2018. Genser
Energy commissioned the last of the units at its Tarkwa gas plant in February 2018 and now supplies 42MW of energy at Tarkwa, which accounts for 95% of its total electricity consumption, with additional capacity available as a back-up. The remaining 5% is supplied by
GRIDCO/VRA. The Tarkwa mine has access to water, road and railway infrastructure, although rail service has been non-operational for many years. Most supplies are trucked in from either the nearest seaport, which is approximately 60 kilometres away by road at Takoradi, or from
Tema, near Accra, which is approximately 300 kilometres away by road.

45
For information on assets and liabilities (including costs after depreciation) of Tarkwa, see “Annual Financial Report—Notes to the
Consolidated Financial Statements—Note 44. Segmental Report”. The Book Value of Tarkwa is U.S.$905 million. As at 31 December 2024,
5,663 workers were employed at Tarkwa, including 5,092 contractors.
In August 2024, the Ghanaian regulator imposed a penalty on Gold Fields Ghana Ltd following the failure of its contractor, BCM, to carry out dumping precautions in accordance with the Minerals and Mining (Health, Safety and Technical) Regulations, 2012 (LI 2182). Although BCM
was held principally liable and fined, the regulator also imposed a penalty of U.S.$10,000.00 on Gold Fields Tarkwa as the mineral rights holder with oversight responsibility in respect of BCM's operations on the Tarkwa mine. On 20 December 2024, the Ghana Revenue Authority
(GRA) imposed Transfer Pricing liability and interest on Gold Fields Ghana Ltd totalling U.S.$3,703,228, following a transfer pricing audit for the period 2020-2022. Gold Fields has paid the tax liability component of U.S.$2,213,589 and continues to engage the GRA on the interest component of U.S.$1,489,639. The Tarkwa mining concessions expire from 2027 to 2036 and have a total annual fee of U.S.$946,000. As at
31 December 2024, no significant encumbrances to the property existed.
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
The attributable value of Gold Fields’ ownership at Tarkwa was 90% for 2024. The Government of Ghana has a 10% free carried interest in the mine.
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
Mineral Reserves and Mineral Resources
In March 2023, Gold Fields announced it had reached an agreement with AngloGold Ashanti to form a joint venture through the consolidation of the Tarkwa and neighbouring Iduapriem mines. This would result in 60% attributable ownership to Gold Fields of the combined entity, with
AngloGold holding 30% and the Government of Ghana retaining its 10% free carried interest. The joint venture remains subject to the approval of the Government of Ghana and those negotiations are ongoing. The Mineral Reserves and Mineral Resources disclosed here are for a standalone Tarkwa mine.
Attributable Mineral Reserves of Tarkwa as at 31 December 2024
The following table sets out attributable Mineral Reserves of Tarkwa as at 31 December 2024. The Mineral Reserve gold price is U.S.$1,500 /
oz and the point of reference is on the ROM.

	As at 31 December 2024
	Tonnes	Grade	Gold	Cut-off grades	Metallurgical recovery
	(kt)	(g/t)	(koz)	(g/t)	(%)

Proven Mineral Reserves	33,661	1.1	1,176	0.41 - 0.43	95.0 - 97.4
Probable Mineral Reserves	104,376	0.8	2,661	0.33 - 0.41	90.0 - 97.1
Total Mineral Reserves	138,038	0.86	3,838	0.33 - 0.43	90.0 - 97.4
Attributable Mineral Reserve year on year change
The following table sets out attributable Mineral Reserves of Tarkwa as at 31 December 2024 compared to 31 December 2023.

		Proven and Probable Mineral Reserves
	Unit	% Change	Gold

As at 31 December 2023	koz		4,348
Production depletion (2024)	koz	(12)	(518)
Gold price	koz	—	—
Operating cost	koz	—	—
Discovery	koz	—	—
Conversion	koz	(2)	(94)
Inclusion / exclusion	koz	2	102
Acquisitions	koz	—	—
Disposals	koz	—	—
As at 31 December 2024	koz		3,838
For the year ended 31 December 2024, changes in Mineral Reserves at Tarkwa were primarily driven down by depletion, as expected.

46
Attributable Mineral Resources exclusive of Mineral Reserves of Tarkwa as at 31 December 2024
The following table sets out attributable Mineral Resources exclusive of Mineral Reserves of Tarkwa as at 31 December 2024.The Mineral
Resources gold price is U.S.$1,725 /oz and the point of reference is in situ.

	As at 31 December 2024
	Tonnes	Grade	Gold	Cut-off grades	Metallurgical recovery
	(kt)	(g/t)	(koz)	(g/t)	(%)

Measured Mineral Resources	11,980	1.5	572	0.33 - 0.34	90.8 - 97.1
Indicated Mineral Resources	74,302	1.3	3,079	0.33 - 0.34	91.0 - 97.1
Total Measured and Indicated Mineral Resources	86,282	1.3	3,651	0.33 - 0.34	90.8 - 97.1
Inferred Mineral Resources	4,229	1.4	187	0.33 - 0.34	92.1 - 97.1
Attributable Mineral Resources exclusive of Mineral Reserves year on year change
The following table sets out attributable Mineral Resources exclusive of Mineral Reserves of Tarkwa as at 31 December 2024 compared to
31 December 2023.

		Measured and Indicated Mineral Resources		Inferred Mineral Resources
	Unit	% Change	Gold	% Change	Gold
As at 31 December 2023	koz		3,400		181
Production depletion (2024)	koz	—	—	—	—
Gold price	koz	7	243	3	5
Operating cost	koz	—	—	—	—
Discovery	koz	—	—	—	—
Resource model update	koz	(1)	(18)	—	—
Inclusion / exclusion	koz	1	26	—	—
Indesign material	koz	—	—	—	—
Acquisitions	koz	—	—	—	—
Disposals	koz	—	—	—	—
As at 31 December 2024	koz		3,651		187
For the year ended 31 December 2024, changes in Mineral Resources exclusive of Mineral Reserves at Tarkwa were not material.

47
Material Chile Operations
Salares Norte gold and silver mine
The following graphic illustrates the location of the Salares Norte gold and silver mine, including mining and exploration tenements, administrative offices and processing plant.
Introduction
Salares Norte is a high grade, open pit, gold-silver production stage property located in the Atacama region of northern Chile. The project is at latitude 26°0’42”S and longitude 68°53’35”W, with elevations between 4,200 metres and 4,900 metres above sea level. The nearest town is
Diego de Almagro, about 183 kilometres by road to the west of the project. Mineralisation is contained within a high-sulphidation epithermal system hosted by a breccia complex, and most of the mineralisation currently constituting Mineral Reserves is oxidised. The construction phase was completed in the second quarter of 2024, after which the mine completed commissioning and commenced gold and silver production. Inclement weather and operational challenges have slowed production ramp-up.
Minera Gold Fields Salares Norte SpA (MGFSN) holds 22,800 hectares of exploitation concessions (mining rights) with definitive title granted, including 1,800 hectares covering the property area. MGFSN holds 69,100 hectares of additional exploration concessions and an option agreement with Pan Pacific Copper Exploration Chile Ltda. covering 2,200 hectares (comprising 300 hectares of mining concessions and
1,900 hectares of exploration concessions) to the northwest of Salares Norte. This is a total of 94,100 hectares.
Operational Infrastructure
Salares Norte open pit waste strip commenced in 2021 and ore was accessed in 2022. Mining continued in 2024 with waste storage at
88.3 Mt and ore stockpiles at 2.3 Mt. Construction of the 2.0 Mt/a cyanide leaching with Merrill-Crowe recovery from pregnant solution after
CCD, followed by a scavenger CIP circuit processing plant, and modern surface infrastructure is currently in its final stages. Salares Norte has implemented mining industry mechanisation and modernisation techniques and expects to continue utilising modern equipment. Salares
Norte has an annual major and critical item condition survey that focuses on reliability and minimises down time. Salares Norte has a comprehensive maintenance strategy that includes owned regular equipment refurbishment or replacement. Salares Norte mine design and scheduling include sustainable capital to support the remaining 11-year LOM reserve estimate. Salares Norte has contractors that conduct mining operations and who are responsible for maintaining and modernising the mining fleet. The present condition of the property, and its equipment, facilities and infrastructure are new, and in modern condition, and includes a modern remote operating centre in Santiago.
Salares Norte is accessed from Caldera on the Pacific coast through a series of sealed and unsealed roads. Caldera has a regional airport with regular scheduled flights. Personnel working on the operation reside on site in a mining camp. Water is sourced from a local bore field and power is generated on site using diesel generators.

48
For information on assets and liabilities (including costs after depreciation) of Salares Norte, see “Annual Financial Report—Notes to the
Consolidated Financial Statements—Note 44. Segmental Report”. The Book Value of Salares Norte is U.S.$1,760 million. As at 31 December
2024, 501 workers were employed at Salares Norte.
During the year ended 31 December 2024, Salares Norte received seven fines in relation to non-compliance with labour, tax, and occupational health regulations. These fines amounted to U.S.$4,929. No significant encumbrances to the property existed.
Surface properties at Salares Norte are subject to certain concessions to facilitate convenient and unrestricted exploration and operation.
As a result, third-parties may be able to establish mining easements on MGFSN’s concessions at Salares Norte provided that their objective is to contribute to a convenient exploration and operation. While a third party could legally apply for a mining easement over Gold Fields’
mining concession, they would have to comply with several requirements and Gold Fields has the right to oppose such application. MGFSN continues to endeavour to establish a secure area that allows for the protection of the Salares Norte property. District exploration to identify other deposits in the area with the potential to extend or enhance the LOM plan is ongoing. Other encumbrances or regulatory requirements include, as highlighted in the EIA, matters related to the alteration and loss of habitat of the short-tailed chinchilla, which is a critically endangered species in Chile. To mitigate such impact, a plan was developed and approved by the EIA authorities. The plan involves establishing a compensation and conservation area outside the mining area, declaring no-go zones and relocating a small fraction of the chinchilla population that lives in future mining zones.
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
Between 2017 and 2018, Gold Fields completed pre-feasibility and interim feasibility studies at the Brecha Principal and Agua Amarga deposits. Preliminary indications suggested that the Salares Norte operation could be an open pit mine, while metallurgical test work suggested that hybrid carbon in leach processing could deliver recovery rates of around 91% for gold. A definitive feasibility study was completed in 2018, including advancement of an optimised mine plan for the combined Brecha Principal and Agua Amarga deposits.
An EIA at Salares Norte was approved in December 2019, together with an environmental mitigation plan, comprising studies and specific protection measures (relocation programme) of the endangered short-tailed chinchilla in the area. At the end of 2020, the relocation programme was suspended by the authorities and a sanctioning process was subsequently initiated in 2021, following the death of two chinchillas relocated under the programme. In response, Salares Norte submitted a compliance programme, which was approved in 2023 and
MGFSN resumed relocation activities in the first quarter of 2024. In May 2024, the regulator temporarily suspended the capture and relocation programme, which recommenced in October 2024. One chinchilla was successfully relocated, and in January 2025, Rockery No 3 was successfully removed in accordance with the compliance programme. Gold Fields has now executed multiple capture and relocation campaigns, with three chinchillas successfully relocated and released to date.
Salares Norte is 100% owned by Gold Fields through its shareholding in MGFSN.
Geology
The Salares Norte operation is located in the northern part of the Maricunga Belt, an area with a predominance of Cenozoic volcanic rocks, comprising eroded strato-volcanos, volcanic domes and pyroclastic rocks. Mineralisation at the Salares Norte operation is contained in a high-
sulphidation epithermal system, hosted mainly by a breccia complex along the contact of two volcanic domes of andesitic and dacitic composition. Mineral Resources have been delineated by drilling in two separate deposits, Brecha Principal and Agua Amarga, which are located about 500 metres apart. Most of the mineralisation known to date is oxidised. The sulphide mineralisation contains mainly pyrite.
Gold Fields continues to explore the area around the Salares Norte operation for potential new ore sources to supplement or extend the current LOM Reserve to 2035.
Mineral Reserves and Mineral Resources
Attributable Mineral Reserves of Salares Norte as at 31 December 2024
The following tables set out attributable Mineral Reserves of Salares Norte as at 31 December 2024. The Mineral Reserve gold price is
U.S.$1,500/oz, silver price is U.S.$17.50/oz and the point of reference is on the ROM.
Attributable Gold Reserves as at 31 December 2024

	As at 31 December 2024
	Tonnes	Grade	Gold	Cut-off grades	Metallurgical recovery
Gold	(kt)	(g/t)	(koz)	NSR U.S.$/t	(%)

Proven Mineral Reserves	—	—	—	—	—
Probable Mineral Reserves	19,821	5.4	3,415	73.49 - 84.83	91.0 - 93.6
Total Mineral Reserves	19,821	5.4	3,415	73.49 - 84.83	91.0 - 93.6

49
Attributable Silver Reserves as at 31 December 2024

	As at 31 December 2024
	Tonnes	Grade	Silver	Cut-off grades	Metallurgical recovery
Silver	(kt)	(g/t)	(koz)	NSR U.S.$/t	(%)

Proven Mineral Reserves	—	—	—	—	—
Probable Mineral Reserves	19,821	72.2	46,013	73.49 - 84.83	58.5 - 72.4
Total Mineral Reserves	19,821	72.2	46,013	73.49 - 84.83	58.5 - 72.4
Attributable Mineral Reserve estimate year on year change
The following tables set out attributable Mineral Reserves of Salares Norte as at 31 December 2024 compared to 31 December 2023.
Attributable Gold Reserves year on year change

		Proven and Probable Mineral Reserves
	Unit	% Change	Gold

As at 31 December 2023	koz		3,416
Production depletion (2024)	koz	(1)	(44)
Gold price	koz	1	23
Operating cost	koz	—	(4)
Discovery	koz	—	—
Conversion	koz	1	24
Inclusion / exclusion	koz	—	—
Acquisitions	koz	—	—
Disposals	koz	—	—
As at 31 December 2024	koz		3,415
For the year ended 31 December 2024, changes in Gold Mineral Reserves at Salares Norte were not material.

50
Attributable Silver Reserves year on year change

		Proven and Probable Mineral Reserves
	Unit	% Change	Silver

As at 31 December 2023	koz		41,941
Production depletion (2024)	koz	5	2,062
Gold price	koz	1	278
Operating cost	koz	—	(36)
Discovery	koz	—	—
Conversion	koz	4	1,768
Inclusion / exclusion	koz	—	—
Acquisitions	koz	—	—
Disposals	koz	—	—
As at 31 December 2024	koz		46,013
For the year ended 31 December 2024, changes in Silver Mineral Reserves at Salares Norte were primarily driven up by depletion from the open pit to the stockpile and conversion.
Attributable Mineral Resources exclusive of Mineral Reserves of Salares Norte as at 31 December 2024
The following tables set out attributable Mineral Resources exclusive of Mineral Reserves of Salares Norte as at 31 December 2024. The
Mineral Resources exclusive of Mineral Reserves gold price is U.S.$1,725/oz, silver price is U.S.$20.00/oz and the point of reference is in situ.
Attributable Gold Resources exclusive of Mineral Reserves for Gold Reserves as at 31 December 2024

	As at 31 December 2024
	Tonnes	Grade	Gold	Cut-off grades	Metallurgical recovery
Gold	(kt)	(g/t)	(koz)	NSR U.S.$/t	(%)

Measured Mineral Resources	—	—	—	—	—
Indicated Mineral Resources	2,892	2.3	216	55.98 - 56.82	91.0 - 92.5
Total Measured and Indicated Mineral Resources	2,892	2.3	216	55.98 - 56.82	91.0 - 92.5
Inferred Mineral Resources	210	1.5	10	53.61 - 55.59	91.0 - 92.0
Attributable Silver Resources exclusive of Mineral Reserves for Silver Reserves as at 31 December 2024

	As at 31 December 2024
	Tonnes	Grade	Silver	Cut-off grades	Metallurgical recovery
Silver	(kt)	(g/t)	(koz)	(g/t)	(%)

Measured Mineral Resources	—	—	—	—	—
Indicated Mineral Resources	2,892	30.5	2,832	55.98 - 56.82	40.3 - 66.7
Total Measured and Indicated Mineral Resources	2,892	30.5	2,832	55.98 - 56.82	40.3 - 66.7
Inferred Mineral Resources	210	8.3	56	53.61 - 55.59	8.5 - 61.3

51
Attributable Mineral Resource exclusive of Mineral Reserves year on year change
The following tables set out attributable Mineral Resources exclusive of Mineral Reserves of Salares Norte as at 31 December 2024 compared to 31 December 2023.
Attributable Gold Resources exclusive of Mineral Reserves for Gold Reserves year on year change

		Measured and Indicated Mineral Resources		Inferred Mineral Resources
	Unit	% Change	Gold	% Change	Gold

As at 31 December 2023	koz		170		10
Production depletion (2024)	koz	(2)	(3)	—	—
Gold price	koz	13	22	31	3
Operating cost	koz	(10)	(18)	(24)	(2)
Discovery	koz	—	—	—	—
Resource model update	koz	26	45	(5)	—
Inclusion / exclusion	koz	—	—	—	—
Indesign material	koz	—	—	—	—
Acquisitions	koz	—	—	—	—
Disposals	koz	—	—	—	—
As at 31 December 2024	koz		216		10
For the year ended 31 December 2024, changes in Gold Mineral Resources at Salares Norte were not material.
Attributable Silver Resources exclusive of Mineral Reserves for Silver Reserves year on year change

		Measured and Indicated Mineral Resources		Inferred Mineral Resources
	Unit	% Change	Silver	% Change	Silver

As at 31 December 2023	koz		2,168		86
Production depletion (2024)	koz	—	(11)	—	—
Silver price	koz	12	268	27	24
Operating cost	koz	(9)	(198)	(20)	(17)
Discovery	koz	—	—	—	—
Resource model update	koz	28	605	(43)	(37)
Inclusion / exclusion	koz	—	—	—	—
Indesign material	koz	—	—	—	—
Acquisitions	koz	—	—	—	—
Disposals	koz	—	—	—	—
As at 31 December 2024	koz		2,832		56
For the year ended 31 December 2024, changes in Silver Mineral Resources at Salares Norte were not material.
Non-Material Properties
Gold Fields has determined that Gruyere JV, Granny Smith, Agnew, Damang, Cerro Corona and Windfall project, along with the properties listed under “—Information on the Company—Summary Disclosure of Mining Operations Pursuant to Item 1303 of Regulation S-K under the
Securities Act—Non-Core Investments” are not considered material to Gold Fields’ business and financial condition at this time.

52
Australia Non-Material Operations
Gruyere Mine JV (Not material to Gold Fields)
The following graphic illustrates the location of the Gruyere Gold Mine operations, including mining and exploration tenements, administrative offices and processing plant.
Introduction
Gruyere is a production stage property JV comprising four open pits (one active and three planned) and Mineral Reserve stockpiles.
The Gruyere deposit is located within the Yamarna Terrane of the eastern Yilgarn, Western Australia (latitude 27º59’04”S and longitude
123º50’43”E or GDA94 / MGA Zone 51 co-ordinates 583,115E and 6,904,206N). Gruyere is located by road 200 kilometres east of Laverton and 1,100 kilometres north-east of Perth and is accessible by road and by air, with a sealed airstrip near the camp. The mine operates on a fly-in fly-out basis with variable rosters.
The project holds licences for mining, exploration, prospecting and miscellaneous use of a total area of 141,674 hectares. The Gruyere mine utilises mining contractors to mine the open pit using conventional drill, blast, load and haul activities.
Gruyere is no longer considered to be a material operation due to low short-term cash flows and is not material to Gold Fields’ financial condition. However, certain information about the property has been retained in this year’s Form 20-F for continuity purposes. Gold Fields does not anticipate providing extensive disclosure, or filing technical report summaries, on this property going forward.
Operational Infrastructure
The Gruyere open pit commenced in 2018 and included the 2019 7.5Mt/a conventional Carbon in leach (CIL) processing plant, and therefore still comprises modern equipment and surface infrastructure. The recent open pit LOM Mineral Reserve commenced in 2018 with numerous small, short life open pits in the LOM Mineral Reserve. The Gruyere processing plant has an ongoing condition monitoring programme that focuses on reliability and minimises down time and has a comprehensive maintenance strategy that includes regular equipment refurbishment or replacement. The plant has been progressively de-bottlenecked to achieve a target throughput rate of 10Mt/a. Gruyere mine design and scheduling include sustainable capital to support the remaining year LOM Mineral Reserve. Gruyere has contractors that conduct mining operations and who own and are responsible for maintaining and modernising the mining fleet.
The operation has a processing plant and is supported by: a power station with gas pipeline and power distribution lines, borefields and water supply infrastructure; centralised administrative offices; engineering workshops; an accommodation village; and airstrip and road networks. The present condition of the property, and its equipment, facilities and infrastructure is reasonably new.

53
For information on assets and liabilities (including costs after depreciation) of Gruyere, see “Annual Financial Report—Notes to the
Consolidated Financial Statements—Note 44. Segmental Report”.
The Gruyere mining concessions are renewed every 21 years and expire ranging from 2025 to 2037 and have an annual fee of
U.S.$0.7 million.
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
Gold mineralisation within the Attila-Alaric trend (Attila, Alaric, Montagne and Orleans satellite projects), known as the Golden Highway, comprises steeply dipping shear hosted gold in volcanoclastic sequences, with gold associated with zones of alteration and pyrite mineralisation. During 2024, the satellite Argos project was combined and reported with the Montagne project at the Golden Highway.
Mineral Reserves and Mineral Resources
The attributable Mineral Reserves and Mineral Resources exclusive of Mineral Reserves are included in the summary section under the
Australia Item 1303 tables of this Form 20-F.

54
Granny Smith (Not material to Gold Fields)
The following graphic illustrates the location of the Granny Smith operations, including mining and exploration tenements, administrative offices and processing plant.
Introduction
The Granny Smith Mine (GSM) is a production stage property, underground gold mine owned by GSM Mining Company (Pty) Ltd., a wholly owned subsidiary of Gold Fields. The mine is located 23 kilometres southwest of the town of Laverton in the Northern Goldfields of Western
Australia (latitude 28°51’09” S and longitude 122°18’35” E) and is accessible via the Mt. Weld Road. Laverton has a sealed road to Perth,
952 kilometres to the southwest, and Kalgoorlie, 360 kilometres to the south. Mining methods at Granny Smith include room and pillar, bulk stopes and long-hole open stoping with paste-filled backfill. The Granny Smith operation obtains electricity from both a gas fired power station and a solar farm and has access to water, air and road infrastructure.
Granny Smith holds 71 exploration licences, prospecting licences and mining leases covering a total area of 66,974 hectares, including
21 miscellaneous and 50 non-managed tenements.
Granny Smith is no longer considered to be a material operation due to low short-term cash flows and is not material to Gold Fields' financial condition. However, certain information about the property has been retained in this year’s Form 20-F for continuity purposes. Gold Fields does not anticipate providing extensive disclosure, or filing technical report summaries, on this property going forward.
Operational Infrastructure
The Wallaby open pit at Granny Smith commenced in 2001 and has systematically progressed to become an underground mine that provides approximately 100% of the feed to the 3.5 Mt/a conventional carbon in pulp processing plant, which operates on a campaign milling basis.
Granny Smith has an annual major and critical item condition survey that focuses on reliability and minimises down time and has a comprehensive maintenance strategy that includes owned regular equipment refurbishment or replacement. Granny Smith mine design and scheduling include sustainable capital to support the remaining year LOM Mineral Reserve. Granny Smith has a predominantly owner mining team that conduct mining operations and who are responsible for maintaining and modernising the mining fleet. Since 2014, the processing plant and critical surface infrastructure underwent a major upgrade post-acquisition. The present condition of the property, and its equipment, facilities and infrastructure is fair and well maintained.
The site operates on a fly-in fly-out basis with variable rosters through Laverton with flights operating throughout the week.

55
For information on assets and liabilities (including costs after depreciation) of Granny Smith, see “Annual Financial Report—Notes to the
Consolidated Financial Statements—Note 44. Segmental Report”.
Granny Smith did not receive any fines during the year ended 31 December 2024 and no significant encumbrances on the property exist.
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
The Wallaby Open Pit was mined from October 2001 until December 2006. Underground mining at Wallaby commenced in December 2005 and is ongoing. Gold Fields acquired the mine in October 2013. Extensional exploration continues to define new Mineral Reserves. Based on current underground Mineral Reserves from the Wallaby area, the LOM Mineral Reserve extends to 2034. The attributable value of Gold
Fields’ ownership at Granny Smith was 100% for 2024.
Geology
Granny Smith is located in the Eastern Yilgarn Craton. At a regional scale, the geological terrain around the Laverton area is dominated by the Mt. Margaret Dome in the northwest and the Kirgella Dome in the southeast. These domes are flanked to the east and west by north-
northwest-striking shear zones, and the central zone between the two domes is dominated by north to north-northeast-striking sigmoidal shear zones. These distinctly different strikes to the shear zones developed early in the tectonic evolution of the area and resulted in a favourable architecture for late-stage orogenic gold mineralisation. The Granny Smith lodes comprise vein stockworks localised by a northerly trending shear at the margin of a granodiorite. The Wallaby lodes are flat lying alteration zones hosted within a magnetite amphibole-altered conglomerate.
Mineral Reserves and Mineral Resources
The attributable Mineral Reserves and Mineral Resources exclusive of Mineral Reserves are included in the summary section under the
Australia Item 1303 tables of this Form 20-F.

56
Agnew (Not material to Gold Fields)
The following graphic illustrates the location of the Agnew operations, including mining and exploration tenements, administrative offices and processing plant.
Introduction
Agnew is a production stage property owned by Agnew Gold Mining Company Pty Ltd (AGMC), and comprises the amalgamated Agnew and
(former) Lawlers mines. It is located 23 kilometres west of Leinster, approximately 390 kilometres north of Kalgoorlie and 850 kilometres northeast of Perth, Western Australia (latitude 28º00’39”S and longitude 120º30’59”E) and is accessible by road and air. Agnew currently operates three underground mines, namely Waroonga, New Holland, and Barren Lands. The primary mining method at Waroonga is long-hole sub-level stoping with paste fill. The New Holland mining method depends on the geometry of the ore structure, with the primary method being long-hole open-stoping. Redeemer is included in this LOM. Extensional and near mine exploration continues to generate new Mineral
Reserves and extend the LOM Mineral Reserve which is currently to 2029.
Agnew holds exploration licences, prospecting licences and mining leases covering a total area of 71,944 hectares.
Agnew is no longer considered to be a material operation due to low short-term cash flows and is not material to Gold Fields’ financial condition. However, certain information about the property has been retained in this year’s Form 20-F for continuity purposes. Gold Fields does not anticipate providing extensive disclosure, or filing technical report summaries, on this property going forward.
Operational Infrastructure
Agnew East Murchison United (EMU) open pits commenced in 1986 and included the 1989 EMU conventional crushing, milling and leach/CIP processing plant, and modern surface infrastructure. The processing plant currently has a capacity of approximately 1.3 to 1.5 Mt/a. The recent small, short life Waroonga open pit LOM Mineral Reserve commenced in 2003 and has systematically progressed to become the predominant underground mine. Agnew has an annual major and critical item condition survey that focuses on reliability and minimises down time and a comprehensive maintenance strategy that includes regular equipment refurbishment or replacement. Agnew mine design and scheduling include sustainable capital to support the remaining years of the LOM Mineral Reserve. Agnew has owner operator and contractor mining operations and who are responsible for maintaining and modernising the mining fleet. The present condition of the property, and its equipment, facilities and infrastructure is fair and well maintained.
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

57
previously mined pits. In 2020, a hybrid renewable power plant was commissioned, including solar, wind turbine, gas generator, battery power storage and diesel back-up power solutions. This power plant is operational and continues to supply power to the operation.
For information on assets and liabilities (including costs after depreciation) of Agnew, see “Annual Financial Report—Notes to the
Consolidated Financial Statements—Note 44. Segmental Report”.
The Agnew mining concessions are renewed every 21 years, with expiration dates ranging from 2026 to 2044 and an annual fee of
U.S.$1.2 million.
History
Gold was discovered at the Agnew mine in 1895 and production was intermittent until WMC acquired the operation for exploration purposes in 1976 and commenced mining the EMU open pit in 1986 and constructed the processing plant in the same year. Since that time, numerous open pits and underground operations have been mined. During 2001, Gold Fields acquired the Agnew mine from WMC.
Gold was discovered around the same time at the Lawlers mine. In 1984, Forsayth NL purchased the Great Eastern lease and constructed the
Lawlers mine’s processing plant (the Lawlers Mill). Mechanised open pit mining commenced in 1986. The New Holland open pit commenced in 1995 with underground mining commencing in 1998, and Barrick acquired Lawlers mine in 2001 as part of its merger with Homestake. In
2013, Gold Fields purchased Lawlers from Barrick and the Lawlers Mill was placed on care and maintenance and eventually removed and rehabilitated in 2021. The New Holland underground mine has been incorporated into Agnew since the 2013 acquisition. The attributable value of Gold Fields’ ownership at Agnew was 100% for 2024.
Geology
Agnew’s gold deposits are located within the northwest portion of the Norseman-Wiluna greenstone belt of the Western Australian Goldfields.
This greenstone belt consists of an older sequence of ultramafic flows, gabbro’s, basalts, felsic volcanic and related sedimentary rocks. The rocks are folded about the large, moderately north plunging Lawlers Anticline. The Agnew mine’s deposits are located on the western limb of this anticline, and major deposits discovered to date lie on sheared contacts between stratigraphic units. The anticline is cut by north-
northeast trending faults such as the Waroonga and East Murchison Unit shear zones. The Lawlers mine deposits occur along the eastern limb of the Lawlers Anticline with the main Genesis-New Holland deposit located within the Scotty Creek Sediments west of Waroonga.
Mineral Reserves and Mineral Resources
The attributable Mineral Reserves and Mineral Resources exclusive of Mineral Reserves are included in the summary section under the
Australia Item 1303 tables of this Form 20-F.

58
Ghana Non-Material Operations
Damang Mine (Not material to Gold Fields)
The following graphic illustrates the location of the Damang gold mine, including mining and exploration tenements, administrative offices and
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
Damang submitted a formal application to the Minerals Commission in 2020 for approval for relinquishing the southern portion of the Damang mining lease in the AGL underground and AGL tailings areas. The relinquished area included the overlap between the Damang mining lease and one of the Tarkwa mining lease areas. While approval for the relinquishment of the area has been granted in principle by the Minerals
Commission, the application is still pending with final approval from the Minister. The relinquished area has been considered for inclusion into a government-backed community mining project. The overlap will cease once the process is finalised and Damang cedes its rights over that area. All relevant statutory mining authorisations, environmental permits, and social licences for operation are currently in place for the
Damang mining lease.
Operational Infrastructure
Damang mine commenced in 1997 and included the 4.5 Mt/a conventional crush-grind-leach-CIL processing plant, and modern surface infrastructure. Damang has an annual major and critical item condition survey that focuses on reliability and minimises down time and a comprehensive maintenance strategy that includes regular equipment refurbishment or replacement. The present condition of the property, and its equipment, facilities and infrastructure is reasonably fair and well maintained.
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

59
For information on assets and liabilities (including costs after depreciation) of Damang, see “Annual Financial Report—Notes to the
Consolidated Financial Statements—Note 44. Segmental Report”.
The Damang mining concession expires on 18 April 2025, with a total annual fee of U.S.$387,000. In December 2024, Gold Fields applied for an extension of the Damang mining lease, in accordance with applicable law. In March 2025, Gold Fields was notified by the Ghanaian
Minerals Commission that its application for extension had been rejected. Gold Fields believes, based on applicable law and legal opinion which Gold Fields obtained from counsel, that there are no legitimate grounds for such rejection. Gold Fields intends to pursue all available avenues to seek the reversal of this decision, and to ultimately obtain an extension of the Damang mining lease, including through international arbitration, if required. However, there is no guarantee that Gold Fields will be successful in reversing this decision.
History
Mining on the Abosso concession began with underground mining in the early twentieth century. Surface mining at Damang commenced in
August 1997 and Gold Fields assumed control of operations on 23 January 2002. Historically, an underground mine was in operation from
1878 until 1956.
In 2016, Gold Fields commenced the Damang reinvestment plan to extend the LOM Mineral Reserve of stockpiles to 2025. However, no
Mineral Reserves were disclosed in 2024 due to an unfavourable economic assessment at the Mineral Reserve price. The attributable value of Gold Fields’ ownership at Damang was 90% for 2024. The Government of Ghana holds a 10% free carried interest in the mine.
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
Mineral Reserves and Mineral Resources
The attributable Mineral Resources exclusive of Mineral Reserves are included in the summary section under the Ghana Item 1303 tables of this Form 20-F. Note that Damang no longer has a Mineral Reserve due to an unfavourable economic assessment.

60
Peru Non-Material Operations
Cerro Corona (Not material to Gold Fields)
The following graphic illustrates the location of the Cerro Corona gold and copper mine, including mining and exploration tenements, administrative offices and processing plant.
Introduction
Cerro Corona is a production-stage gold and copper mine operating one open pit and one copper-gold plant. It became operational in 2008.
It mines a porphyry copper-gold deposit situated within the Hualgayoc Mining District in northern Peru. It is located in the Western Cordillera of the Andes, at elevations ranging from 3,600 metres to 4,000 metres above mean sea level, close to the headwaters of the Atlantic continental basin (latitude 6˚45’47”S and longitude 78˚37’17”W). Cerro Corona is located approximately 80 kilometres by road north of
Cajamarca. Access from Cajamarca is by largely sealed roads with a short distance of unsealed road. Cajamarca has a regional airport with regular scheduled flights. There is no direct rail link to the site. Power is supplied via the regional power grid and is 100% renewable
(hydroelectric). The operation has an on-site camp for personnel.
Contract mining is deployed in the open pit applying conventional drill, blast, load and haul methods. The total property area owned by
Cerro Corona covers 6,208 hectares, comprising 4,805 hectares mining concessions, with the surface rights covering 1,403 hectares.

61
Operational Infrastructure
Cerro Corona open pit commenced in 2008 and the mine operates a 6.7 Mt/a flotation processing plant, and modern surface infrastructure.
Cerro Corona has an annual major and critical item condition survey that focuses on reliability and minimises down time and has a comprehensive maintenance strategy that includes owned regular equipment refurbishment or replacement. Cerro Corona mine design and scheduling include sustainable capital to support the remaining LOM mineral reserve estimate. Cerro Corona has contractors that undertake all mining activities on site. The present condition of the property, and its equipment, facilities and infrastructure, is in fair, modern condition.
Cerro Corona mine operates one open pit and one copper-gold flotation plant. The mining administration and maintenance facilities are located at the mine. Cerro Corona’s electricity is supplied through a long-term contract with a Peruvian power supplier and transported through the national power transmission system and a 34-kilometre transmission line constructed by the mine. Cerro Corona’s water requirements are provided primarily by retention of rainfall and pit dewatering. Water is continuously recycled. While Cerro Corona’s in-pit tailings application has not yet been approved, Gold Fields does not have any indication that it will be denied.
For information on assets and liabilities (including costs after depreciation) of Cerro Corona, see “Annual Financial Report—Notes to the
Consolidated Financial Statements—Note 44. Segmental Report”.
The Cerro Corona gold and copper mining lease expires in 2038 and have an annual fee of U.S.$14,500.
History
In December 2003, Gold Fields, through a subsidiary, signed a definitive agreement to purchase an 80.7% economic and 92% voting interest in the Cerro Corona deposit and adjoining mining concessions from a Peruvian family-owned company, Sociedad Minera Corona S.A. The agreement called for a reorganisation whereby the assets of Cerro Corona were transferred to La Cima, in July 2004. Following the approval of an EIA on 2 December 2005, Gold Fields completed the purchase of the 92% voting interest (80.7% economic interest) in La Cima in
January 2006, for a total consideration of U.S.$40.5 million. In 2011, Gold Fields increased its economic interest in La Cima to 98.5% and, in
December 2013, Gold Fields further increased its economic interest in La Cima to 99.53%. The mine has been in production since 2008 and the current LOM reserve estimate extends to 2030. The current 2030 LOM reserve estimate for Cerro Corona incorporates the placement of tailing material into the pit void (in-pit tailings disposal) from late 2025, when the existing tailings storage facility reaches design capacity and mining has been completed, after which process plant feed will be sourced from long-term lower grade reserve stockpiles. The attributable value of Gold Fields’ ownership at Cerro Corona was 99.53% for 2024.
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
Mineral Reserves and Mineral Resources
The attributable Mineral Reserves are included in the summary section under the Peru Item 1303 tables of this Form 20-F. Note that no
Mineral Resources exclusive of Mineral Reserves are disclosed.

62
Canada Non-Material Operations
Windfall project (Not material to Gold Fields)
The following graphic illustrates the location of the Windfall gold and silver project, including tenements, administrative offices and infrastructure. Windfall is in new, modern condition and is a development stage gold and silver mining project.
Introduction
In 2023, Gold Fields announced that it had entered into a 50/50 joint venture with Osisko for the joint ownership and development of the Windfall project. On 25 October 2024, Gold Fields completed its acquisition of Osisko, and consolidated 100% ownership of the
Windfall project. The Windfall project is located in the Eeyou Istchee James Bay territory of Québec, Canada. It is located approximately
700 kilometres north-northwest of Montréal, 200 kilometres northeast of Val-d’Or and 115 kilometres east of Lebel-sur-Quévillon (latitude
49°04’18” N and longitude 75°39’03” W). The Windfall project falls within the traditional territory of the Cree First Nation of Waswanipi.
Windfall is a development stage property with existing underground infrastructure based on current exploration activities and with further development planned and budgeted into 2025. However, a decision to proceed with construction has not been made and is subject to the approval of an EIA by Québec regulators, as well as final investment decision by Gold Fields.
The Windfall project contains three lease agreements, including one industrial lease agreement for the ramp area, another industrial lease agreement for the camp area and a mine waste storage lease. Windfall comprises 325 individual claims covering an aggregate area of 14,299 hectares. The entire property, which includes Windfall, Urban Barry, Phoenix and Quévillon, covers 342,531 hectares. The EIA is expected to provide Gold Fields with a mining licence. Windfall does not currently have a mining lease and as such has no annual fees or expiry date. See
“—Information on the Company—Summary Disclosure of Mining Operations Pursuant to Item 1303 of Regulation S-K under the Securities
Act”.

63
Operational Infrastructure
The Windfall gold and silver project deposits comprise three primary zones: Lynx (Lynx zone), Main and Underdog (Main zone). The Main zone is the western portion of the planned mining area and the Lynx zone is the eastern portion. The zones are currently accessed by three ramp systems, with two surface portals for transportation and material haulage. The ramps and level accesses (up to the vent raise access) will allow the passage of haulage trucks as well as secondary ventilation ducting and service piping. The present condition of the existing property, equipment, facilities and infrastructure is reasonably new. The fleet and equipment is expected to be modern and fit for purpose when the project is sanctioned.
The Windfall area is serviced by a complete network of well-maintained logging roads and hosts several infrastructure components at the
Windfall property, including an exploration camp with a capacity for 300 people. The Windfall site also has surface water management ditches, ponds, pumping stations, water treatment plants and exhaust raise with primary ventilation fans have been constructed. Power is supplied via a power line that provides 100% hydroelectric power to the site.
Geology
The host Urban-Barry greenstone belt comprises mafic to felsic volcanic rock with lesser sedimentary formations cross-cut by several east and east-northeast trending deformation zones. The Windfall property is located along the Mazères deformation zone, a regional scale east-
northeast trending ductile deformation zone interpreted to be a second-order structure to the east-west Urban deformation zone.
Three major regional deformation events are observed to have affected the Windfall deposit. These include: folding (D1); north to east-
northeast trending faults, shear zones and tectonic fabric (D2); and late north-trending brittle faulting (D3). Also, at the deposit scale prior to the D1 deformation event, a period of extension is interpreted to have occurred during the emplacement of the pre-mineralisation and post-
mineralisation QFP dike complex. Extensional structures formed during this event also controlled the emplacement of gold mineralisation.
Vein-type and replacement-type are the two dominant styles of gold mineralisation observed at the Windfall deposit. In addition, numerous remobilised gold veins crosscut these features.
Mineral Reserves and Mineral Resources
Gold Fields has not disclosed Mineral Reserves and Mineral Resources for Windall as at 31 December 2024 as the property is not considered material to its business and financial condition.

64
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
Gold Fields’ Mineral Resources and Mineral Reserves estimates are subject to internal Qualified Persons reviews administered by the
Group Technical Services team and cyclically by external and independent experts.
Gold Fields follows an embedded process of third-party reviews to provide expert independent assurance regarding the Mineral Resources and Mineral Reserves estimates and compliance to the appropriate reporting codes.
In line with Gold Fields’ policy that each operation or material project will be reviewed by an independent third party on average no less than once every three years, or when triggered by a material new Mineral Resource and/or Mineral Reserve declaration, the following operations were subject to external review during 2024: South Deep, the Ghana operations and Windfall. Windfall Mineral Reserves and Mineral
Resources were not disclosed in 2024, and the project is currently awaiting EIA and investment committee sanction. The Windfall external audit is also in progress and may be utilised when disclosed. Tarkwa was scheduled for external review, however, the Tarkwa review was postponed due to the possible formation of a joint venture with AngloGold Ashanti. Damang, which has no Mineral Reserves, was not audited in this cycle. SRK Consulting (Australasia) Pty Ltd (SRK) conducted an independent audit of the Mineral Resource and Mineral Reserve estimates for South Deep. SRK found that the work complies with the SAMREC Code, which is substantially similar in its methodology to S-K
1300, and was conducted to an appropriate technical standard. SRK noted that the completion of the South of Wrench FS and the successful implementation of key mining initiatives will be crucial to validate aspects of the Reserve estimate. The current Reserve supports an annual production rate of approximately 11 tonnes per annum and a LOM of 85 years. This reflects a conservative production schedule informed by the audit and does not indicate a material change to the total declared Reserves. SRK did not identify any significant non-compliance and provided observations to support ongoing continuous improvement. Third-party audits are part of Gold Fields’ commitment to leading practices in Mineral Resource and Mineral Reserve estimation and reporting.
Completed Mineral Resource and Mineral Reserves are presented to Group Technical, Corporate Finance, Sustainable development and the
Registrants executive committee. The disclosure is prepared and reviewed by the same team to ensure that the Mineral Resource and Mineral
Reserves are appropriately and accurately presented.
The Materiality assessment based on SK 1301 is completed for all Properties to establish if Material to the registrant's overall business and financial condition.

65
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
Underground Mining
Developing access to the ore body
For Gold Fields’ Australian operations and Windfall project access is through single or multiple decline haulages extended from surface portals, while at the South African underground mine, primary access to the ore body is provided through vertical shaft systems. Horizontal and decline development at various intervals of the shaft or main decline, known as levels, extend laterally and provide access to the ore horizon. Ore drives open up the ore body for mining.
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
At South Deep, the broken ore is loaded from either the stope, development or destress excavations into trucks using mechanical loaders and hauled along drives to ore pass systems which connect the drives to the cross cuts below. The broken ore and waste from the development ends are loaded and hauled to ore pass systems by means of Load Haul Dumpers. The ore and waste are then transported by rail or conveyor and tipped into the shaft rock transfer system, after which it is hoisted to surface. Mining methods employed include destress mining (to provide the appropriate geotechnical conditions for subsequent development stoping), long hole open stoping (for reef targets greater than 15 metres in height) and drifting and benching (for reef targets less than 15 metres in height). The mining voids generated once the ore is removed are filled with treated tailings product called backfill, which provides ground support for the mined-out areas.
In Canada, Windfall is expected to follow the same underground operations as the Australian underground operations described above.
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
Mine Planning and Management
Operational and longer-term planning management on the mines receives support from the Group’s technical services, finance and sustainable development functions. The current philosophy is one of top-down/bottom-up management, with the operational and commercial objectives at each mine defined by the personnel at the mine based on parameters, objectives and guidelines provided by Gold Fields. This is based on the premise that the people on the ground have the best understanding of the local business and what is realistically achievable.

66
Each operation identifies and confirms a preferred strategic option on an annual basis, which, once approved by Gold Fields’ Executive
Committee (the Executive Committee), is used to inform how the detailed two-year operational plan and budget is configured, which is rolled out into a LOM Mineral Reserve, prior to the commencement of each fiscal year. The plans are based on financial parameters determined by the Executive Committee. The operational plan is presented to the Executive Committee, which takes it to the Board for approval before the commencement of each fiscal year. The planning process is anchored by a Group planning calendar, and is sequential and based upon geological models, evaluation models, resource models, metal prices, mine design, depletion schedules and, ultimately, financial analysis.
Capital planning is formalised pursuant to Gold Fields’ capital investment and approvals process. Projects are categorised and reviewed in terms of total expenditure, return on investment, net present value and impact on AIC per ounce and all projects involving amounts exceeding
A$40 million (Australia), R360 million (South Africa) and U.S.$40 million (Ghana/Peru) are submitted to the Board for approval. Material changes to the plans must be referred back to the Executive Committee and the Board. Post-investment reviews are conducted to assess the effectiveness of the capital approvals process and to leverage continuous improvement opportunities going forward.
Capital Expenditure
Gold Fields spent U.S.$1,183.4 million, U.S.$1,054.7 million and U.S.$1,069.3 million in capital expenditure during fiscal 2024, 2023 and 2022, respectively.
The major expenditure items in fiscal 2024 were U.S.$340.5 million on project construction, capital waste tonnes and ramp-up capital at
Salares Norte, U.S.$28.2 million on capital development and U.S.$22.6 million on fleet replacement at the South Deep mine, U.S.$168.5 million on capital waste stripping at Tarkwa, U.S.$15.3 million on the tailings storage facility at Cerro Corona, U.S.$123 million on underground and open pit development and U.S.$32.4 million on the renewable energy project at St Ives, U.S.$40.8 million on underground development at Agnew, U.S.$44.1 million on development of the Wallaby underground mine at Granny Smith and U.S.$68.6 million on waste stripping at
Gruyere.
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
For more information regarding Gold Fields’ capital expenditure, see “Annual Financial Report—Management’s Discussion and Analysis of
the Financial Statements—Capital Expenditures”, “Annual Financial Report—Management’s Discussion and Analysis of the Financial
Statements—Liquidity and Capital Resources—Years Ended 31 December 2024 and 31 December 2023”.
For a discussion of growth and sustaining capital expenditures, please see “Annual Financial Report—Management’s Discussion and Analysis
of the Financial Statements—All-in Sustaining and All-in Costs”.
AIC
Please see “Annual Financial Report—Management’s Discussion and Analysis of the Financial Statements—All-in Sustaining and All-in Costs”
for the Company’s historical AIC.
Processing
Gold Fields has nine active gold processing facilities (four in Australia (including Gruyere), one in South Africa, two in Ghana, one in Chile and
one in Peru). The gold and silver processing facility at Salares Norte was commissioned, with first gold and silver production beginning in April
2024. Additionally, the Windfall gold and silver processing plant is in the detailed engineering stage. A typical processing plant includes two stages: comminution (crushing and grinding the ore) and then gold recovery (typically flotation, leaching, carbon adsorption, carbon stripping/
EW and smelting).
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
Gold Recovery
At most of Gold Fields’ operating gold plants, gold is extracted into solution by leaching with cyanide in agitated slurry tanks. The gold is then adsorbed onto activated carbon from the solution using either the CIL process or the CIP process. The activated carbon is removed from the tanks, eluted in pressurised columns and the gold is then recovered by electrowinning. The Salares Norte plant includes a Merrill Crowe gold recovery circuit prior to CIP, which recovers pregnant leach solution by 2-stage thickening, followed by zinc precipitation of the gold and silver in the clean solution.

67
Most of Gold Fields’ operating gold plants also utilise gravity recovery circuits that use a centrifugal concentrator to recover coarse free gold based on density differences. This gravity gold recovery step is usually undertaken within the grinding stage of the processing plant before the ore progresses to CIL or CIP.
As the final recovery step, the gold recovered by the electrowinning cells or zinc precipitation is smelted in a furnace to produce gold doré
bars. Salares Norte also produces silver doré bars. These gold and silver bars are transported to a refinery that is responsible for further refining.
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
Ghana
Gold produced at the Damang and Tarkwa mines is refined by MKS pursuant to refining agreements entered into by Abosso (in respect of the
Damang mine) and Gold Fields Ghana (in respect of the Tarkwa mine) with MKS. Under these agreements, MKS collects the gold from either the Damang or Tarkwa mine and transports it either to its Switzerland refinery or to its Indian refinery where the gold is then refined. The MKS refinery in India will be the default designated refinery unless either party provides the other party with notice to the effect that a shipment of gold must be transported to MKS’s refinery in Switzerland, provided that MKS shall only be entitled to provide Gold Fields Ghana (Damang and Tarkwa operations) with such notice if: (i) the arrival date of the gold at the refinery will fall on a day other than a business day in India or during a period of weak physical demand for gold in India; or (ii) the Indian import regulations for the gold have materially and adversely changed. The risk of loss and/or damage passes to MKS on delivery. Delivery is defined under the agreement as the delivery of the material by Gold Fields to the Delivery Place (which is defined as the gold room of Gold Fields Ghana Ltd and Abosso Goldfields Ltd).
Once the gold has been refined, the Damang and Tarkwa operations shall be entitled to: (i) sell the refined gold through Gold Fields’ treasury department, acting as agent for and on their behalf; or (ii) require MKS to purchase the refined gold; or (iii) request a prepayment in respect of the refined gold. All sales are benchmarked against the afternoon LBMA Gold PM Auction Price. The LBMA Gold Price is operated and administered by an independent third-party provider, ICE Benchmark Administration (the IBA), who was chosen following consultation with market participants. IBA provides the price platform, methodology, as well as the overall administration and governance for the LBMA Gold
Price. The IBA’s platform provides an electronic, auction-based, tradeable, auditable and fully IOSCO-compliant solution for the London bullion market. MKS assumes responsibility for the gold upon collection at either the Damang or Tarkwa mines.

68
Silver is accumulated and sold on a quarterly basis to MKS, at the LBMA silver price on the date of sale.
The MKS refining agreements were executed on 3 June 2021 and automatically renew for 12-month periods, unless either party terminates the agreements with one month’s notice.
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
Chile
The doré produced in Salares Norte is refined by MKS PAMP, under the refining and off-take agreement. The agreement is valid until 31
December 2026, with a possibility of renewal.
According to the agreement, the doré produced in Salares Norte will be delivered to MKS’ designated agent, under the FCA Incoterm (i.e. free carrier). The doré is transported to MKS’ refineries in India or Switzerland. Once the gold has been delivered to MKS, Gold Fields has the right to: (i) sell the refined gold through Gold Fields’ treasury department; or (ii) require MKS to purchase the refined gold; or (iii) request a prepayment for the refined gold. The pricing, in U.S. Dollar, can be based on either the spot price or on the London LBMA auction prices for the day, or by any mutually accepted pricing method.
Canada
After Windfall has been constructed and is in production, Windfall gold and silver is expected to be recovered into doré bars. These gold and silver doré bars are then to be transported to MKS (Switzerland) S.A. (MKS), which is responsible for further refining.
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
Global Markets
Demand
According to the World Gold Council (WGC), in 2024 global gold demand increased by 1% to 4,974 tonnes. Investment demand (excluding
OTC) reached 1,180 tonnes in 2024, which was a 25% increase from the previous year. Demand for gold bars and coins remained unchanged at 1,186 tonnes, while holdings for gold ETFs were 7 tonnes (2023: 244 tonnes). Quarterly fluctuations in OTC demand largely netted out over the year. Central bank demand for 2024 was 1,045 tonnes. Demand for gold in technology saw an increase of 7%, driven by demand for consumer electronics, which was up by 9%. Jewellery consumption fell by 11% to 1,877 tonnes.
Supply
Supply of gold consists of new production from mining, the recycling of gold scrap and releases from existing stocks of bullion. Mine production represents the most important source of supply, typically comprising approximately 75% each year. Annual demand requires more gold than is newly mined and the shortfall is made up from recycling. According to the WGC, total annual gold supply increased by 1% in 2024 to 4,975 tonnes. Mine production increased to 3,661 tonnes.
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
During 2022, the gold price traded at an average level of U.S.$1,800 an ounce, similar to 2021. During 2023, the average price of gold was
U.S.$1,941 an ounce, an increase of 7.8%. During 2024, the average price of gold was U.S.$2,388 an ounce, an increase of 23.0%. The gold price closed for 2024 at U.S.$2,611 an ounce. The price hit a high of U.S$2,778 an ounce in October 2024, while the low was U.S.$1,985 in
February 2024.
Top Producers
Based on fiscal 2024 production, the first, second, third, fourth, fifth and sixth largest gold producers in the world were Newmont Gold
(6.85Moz), Barrick Gold (3.91Moz), Agnico Eagle (3.49Moz), Polyus (3.11Moz), AngloGold Ashanti (2.66Moz), and Kinross Gold (2.17Moz)
respectively. In fiscal 2024, Gold Fields was the seventh largest gold producer in the world with attributable gold production of 2.07Moz.

69
Outlook and guidance for 2025
Gold Fields’ primary focus for 2025 is ensuring safe, reliable and cost-effective delivery against its production plans and guidance for the year. This will provide the platform for continued progress of its strategic priorities which are aligned to the three strategic pillars of the business.
For 2025, attributable gold equivalent production is expected to be between 2.250Moz to 2.450Moz (compared to 2.071Moz delivered in
2024). AISC is expected to be between U.S.$1,500/oz to U.S.$1,650/oz, and AIC is expected to be between U.S.$1,780/oz to U.S.$1,930/oz.
Included in non-sustaining capital expenditure is A$167 million (U.S.$110 million) for the St. Ives renewable power project.
Excluding St. Ives microgrid, which accounts for approximately U.S.$48/oz, the range for AIC is expected to be between be U.S.$1,732/oz to
U.S.$1,882/oz. On an operations-only basis, excluding the Windfall project and other corporate projects, AIC is expected to be between U.S.
$1,625/oz to U.S.$1,775/oz.
The exchange rates used for our 2025 guidance are: R/U.S.$18.50, U.S.$/A$0.66 and C.$/U.S.$0.71. The metal price assumptions for the calculation of royalties and copper and silver by-products are: gold price U.S.$2,700/oz (A$4,090/oz, R1,605,900/kg); copper price U.S.
$8,900/t; and silver price U.S.$29/oz.
Capital expenditure levels will remain elevated in 2025, given the remaining capital budgeted for the renewables microgrid at St. Ives, the pre-development capital planned for Windfall, as well as sustaining capex across the portfolio, to maintain the production base of the Group.
Total capital expenditure for the Group for the year is expected to be U.S.$1,490 billion to U.S.$1,550 billion. Sustaining capital is expected to be U.S.$940 million to U.S.$970 million. The increase in sustaining capital from U.S.$849 million in 2024 is driven largely by capital waste stripping at Gruyere and Tarkwa, as well as underground development at Granny Smith.
Non-sustaining capital expenditure is expected to be U.S.$550 million to U.S.$580 million, with the largest component of this being the
Windfall project capital of U.S.$400 million and the St. Ives renewable power project of U.S.$110 million.

70
Environmental and regulatory matters
Australia
Environmental
Gold Fields’ gold operations in Australia are primarily subject to the environmental laws and regulations of the State of Western Australia which require, among other things, that Gold Fields obtains necessary environmental approvals, environmental licences, works approvals and mining approvals to implement and carry out its mining operations. In addition, under the Environment Protection and Biodiversity
Conservation Act 1999 (Cth) (EPBC Act), it may be necessary to obtain separate approval from the federal government if any new project
(including some expansions of existing facilities) has, will have or is likely to have a significant impact on “matters of national environmental significance” under the EPBC Act. The Commonwealth Government of Australia is in the process of reforming the EPBC Act which is being undertaken in three stages. Notably, if passed, the stage two reforms will introduce a definition of “nature positive”, which requires an improvement to ecosystems from the baseline level and establishes national reporting obligations against this objective.
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
In addition to this approval, under Part V of the EP Act, a works approval and environmental licence must be obtained from the DWER for the construction and operation of facilities with potential to cause pollution, such as the ore processing facility, tailings storage facility and wastewater treatment plant. Gold Fields is also required to obtain a water licence from DWER to extract water for its mining activities.
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
It is a condition of its mining leases that prior to the commencement or expansion of any mining operations, Gold Fields is obliged to obtain authorisation from DEMIRS in accordance with published guidance material and submit the mining proposal to the DEMIRS for approval under the Western Australia Mining Act. Once approved by the DEMIRS, the requirement to comply with the mining authorisation becomes a condition of the underlying mining tenement.
Gold Fields is also required to prepare and submit an Annual Environmental Report to DWER and DEMIRS under the conditions attached to its environmental approvals, licences and mining tenements, and report to the Western Australian EPA.
During the operational life of its mines, Gold Fields is required by the conditions of its tenements and approvals to prepare a Mine Closure
Plan which is to make provisions for the ongoing rehabilitation of its mines and to estimate the cost of closure obligations and post-closure rehabilitation and monitoring once mining operations cease. Under the Mining Rehabilitation Fund Act 2012 (WA), Gold Fields is required to pay an annual levy of 1% of an estimate of the cost per hectare to rehabilitate the land disturbed by Gold Fields’ operations into a mining rehabilitation fund administered by the DEMIRS. The funds held by DEMIRS in the mining rehabilitation fund are used to rehabilitate abandoned mines and are not refundable or reimbursable to the contributing entities for their own rehabilitation liabilities, which are expected to be separately funded.
Under the National Greenhouse and Energy Reporting scheme (NGER), Gold Fields has operational control over four Australian operations which have combined GHG emissions exceeding 50kt CO2e each fiscal year. Gold Fields is required to report as the registered “controlling corporation” for the purposes of the scheme.
In 2022, Australia passed the Climate Change Act 2022 (Cth) which sets a national emission reduction target of 43% below 2005 levels by
2030 and net zero by 2050 and establishes processes to review future targets in line with the Paris Agreement goals. In 2023, reforms to the
SGM commenced. The reformed SGM operates as the Federal Government’s primary tool to limit emissions from large emitting facilities.
Under the reforms, covered facilities must be designated with production-adjusted baselines, and the baseline decline rate that applies to most covered facilities is set at 4.9% per year to 2030. Both the Gruyere and Granny Smith mines are regulated under the Safeguard
Mechanism and as such, are subject to the changes to facility baselines. Where a facility’s emissions exceed its baseline, the facility will need to surrender ACCUs or SMCs. An SMC is a new emissions offset instrument under the reformed SGM and will be created where a facility keeps its emissions below its baseline.
During the 2023/24 reporting year, Granny Smith’s and Gruyere’s respective facility-specific emissions factors, which is used in conjunction with industry average emissions factors to determine the production adjusted baselines under the reformed SGM framework, were approved by the Clean Energy Regulator (CER). The CER determined that Granny Smith and Gruyere had exceeded their SGM baselines by 8,020 and
18,329 t CO2-e, respectively. As a result, Granny Smith and Gruyere will need to rectify these excess positions by 31 March 2025 through surrendering the equivalent amount of ACCUs.
The amendments to the Safeguard Mechanism and related ERF Rules (now known as the ACCU scheme) remove the ability to undertake future ERF projects that solely reduce covered emissions at Safeguard Mechanism facilities and prevent existing projects from generating
ACCUs from new activities that reduce covered emissions. Existing projects, such as the registered Granny Smith project will be grandfathered (i.e., will be able to continue to receive ACCUs during its crediting period), but Gold Fields will be unable to generate
ACCUs from future projects or new activities which solely reduce covered emissions at its Safeguard Mechanism facilities.

71
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
The grant of a mining tenement is generally at the discretion of the Minister, or a Mining Registrar or Warden, appointed under the Mining Act, and the conditions imposed on the grant of tenements relate to matters, including the environment, payment of annual rent, compliance history and, for prospecting licences, exploration licences and mining leases, meeting the prescribed minimum annual expenditure commitments. If a tenement holder fails to comply with a condition of a mining tenement, the Minister or Warden may impose a fine or order that the relevant mining tenement be subject to forfeiture.
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
Land Claims
The Native Title Act 1993 (Cth) was passed to recognise and protect existing native title rights by providing a mechanism for the determination of native title claims and a statutory right for native title claimants or determined rights holders to negotiate, object, and/or be consulted when, among other things, certain acts (including the grant of mining tenements) are proposed, or there is an expansion of, or change to, existing rights and interests in the land which affects those native title rights and which constitutes a “future act” under the Native Title Act.
Most of Gold Fields’ tenements are currently subject to native title claims and/or a determination of native title. However, most of Gold Fields’
tenements were granted prior to 1 January 1994 and tenements granted prior to 1 January 1994 are not generally required to comply with the aforementioned consultation or negotiation procedures. Recent guidance from the DEMIRS indicates that renewals of mining leases for a third term in Western Australia will be treated as “future acts”, requiring compliance with Native Title Act procedures unless consent has already been obtained from relevant native title parties.
As a general rule, tenements granted after 1 January 1994 do need to comply with consultation or negotiation procedures. Where tenements were granted between 1 January 1994 and 23 December 1996, Gold Fields believes it has complied with the conditions set out by the Native
Title Act for those tenements to be validly granted. Of those tenements granted after 23 December 1996 (or to be applied for or, in the case of second renewals, renewed in the future), Gold Fields has either entered into (or will enter into) agreements with native title claimants or determined rights holders which provide the Company with security of tenure or has utilised or will utilise a valid exemption from the consultation and negotiation process under the Native Title Act. Therefore, provided the necessary agreements are entered into, any existing or future recognition of native title over any of these tenements will not have a material effect on Gold Fields’ tenure during the operation of these agreements.
The Australian Law Reform Commission (ALRC) has undertaken a review of the Native Title Act, and will provide recommendations in connection with potential improvements to the “future acts” regime, which will ultimately be considered by the Commonwealth Government. It is unlikely that there will be any legislative change prior to the end of 2026.
Cultural Heritage
Aboriginal cultural heritage sites, which refer to places and objects of cultural and/or spiritual significance, or which have archaeological, ethnographic or historical significance, are protected under the AHA Act. Among other things, the AHA Act requires Gold Fields not to destroy, damage or in any way impact Aboriginal cultural heritage sites without prior authorisation or approval.
Additionally, the Federal Aboriginal and Torres Strait Islander Heritage Protection Act 1984 (Cth) enables the Commonwealth Government to intervene to preserve and protect cultural heritage sites of particular significance. Recently, there has been several applications made under the Federal Act in close proximity to Agnew, seeking to protect Aboriginal cultural heritage sites and objects. Gold Fields is participating in the application process, which remains ongoing, and although it does not directly impact Gold Fields’ existing operations at Agnew, there is no guarantee that Gold Fields will not be adversely impacted by the outcome of these or similar applications.
Gold Fields is aware of the existence of actual and potential Aboriginal cultural heritage sites throughout its area of operations in Western
Australia. Cultural heritage surveys, conducted with Aboriginal stakeholders and experts, are used by Gold Fields to identify places that contain cultural heritage values so that disturbance to these places can be avoided where possible. In all other cases, relevant approvals are obtained from the Minister for Aboriginal Affairs in accordance with the applicable legislation. Gold Fields has no planned applications for approval under the relevant legislation.

72
South Africa
Environmental
Gold Fields’ South African operation is subject to various laws that relate to the protection of the environment. The South African Constitution,
NEMA and related pieces of legislation grant legal standing to a wide range of interest groups to bring legal proceedings to enforce environmental rights against private entities and the South African Government.
The DMRE is the competent authority for the mining industry to grant environmental authorisations under NEMA. The DFFE is the appeal authority for these authorisations. NEMA provides that every holder of a mining right will be responsible for any environmental liability due to pollution or ecological degradation as well as for the pumping and treatment of polluted or extraneous water and the management and sustainable closure thereof. If these obligations are contravened, the holder of a mining right and its directors may be held criminally liable.
South African mining companies are required by law to undertake rehabilitation work as part of their ongoing operations in accordance with an approved environmental management plan (EMP) under NEMA, which includes a mine closure plan. Gold Fields funds its ongoing environmental rehabilitation costs as part of its operating cash flows. Gold Fields’ long-term closure costs are funded by making cash contributions into an environmental trust fund, as well as providing financial guarantees. The difference between the cash closure contributions made to the environmental trust fund to date and the final closure cost estimate are funded through insurance guarantees.
These costs are collectively referred to as the “Financial Provision”. In fiscal 2022, an EMP performance assessment was undertaken at South
Deep, with no major findings raised. Gold Fields achieved an assessment score of 98% as compared to 96%, which was achieved in the prior performance assessment year. A final report has been submitted to the DMRE.
In 2015, the Minister of Forestry, Fisheries and the Environment published proposed amendments to the Regulations Pertaining to the
Financial Provision for Prospecting, Exploration, Mining or Production Operations (Financial Provision Regulations of 2015). The mining industry has been engaging the DFFE, through the MCSA, regarding the Financial Provision Regulations of 2015. Such engagements have resulted in further proposed amendments to the MCSA, and postponements to its enforceability. While the mining industry continues to engage with the regulator through the MCSA, in 2024, the Financial Provision Regulations of 2015 were amended to require compliance by no later than a date to be published in the Government Gazette. Until the publication of that date, Gold Fields will be deemed to be compliant with the Financial Provision Regulations of 2015 if it satisfies the provisions and arrangements regarding financial provisioning approved as part of the mining rights issued to the Company. As such, mining companies, including Gold Fields, must currently comply with approved
EMPs and the MPRDA with respect to the Financial Provision Regulations of 2015.
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
Under the NWA, all water in the hydrological cycle is under the custodianship of the South African Government held in trust for the people of
South Africa. In addition, the NWA governs waste and wastewater discharges that may impact a water resource. Gold Fields uses all reasonable and practical measures to remove underground water to permit the routine safe functioning of South Deep. The water management systems at South Deep have been reviewed to ensure compliance with the approved 2021 licence conditions and regulations.
Gold Fields maintains water monitoring and audit programmes that align with its 2021 water licence.
Under the National Environment Management: Air Quality Act, No. 39 of 2004 (AQA), the South African Government has established minimum emission standards for certain activities which result in air emissions and for which Atmospheric Emissions Licences (AELs) must be held;
non-compliance is an offence. South Deep mine undertakes activities which result in atmospheric emissions, as provided for by the AQA. In
2022, the AEL that was granted to South Deep was renewed by the Rand West City Local Municipality. This AEL authorises South Deep to undertake smelting activities under AQA.
The South African Carbon Tax Act (together with the South African Customs and Excise Act, which contains provisions related to the administrative arrangements for the collection of carbon tax revenues by the South African Revenue Service) that has been in effect since
2019 aims to reduce GHG emissions. The carbon tax rate will be R190 and R236 per tonne of the carbon-dioxide equivalent of their GHG emissions for fiscal 2024 and fiscal 2025, respectively. However, pursuant to certain allowances under the South African Carbon Tax Act, the effective carbon tax rate may vary and was between R120 and R159 per tonne for carbon-dioxide equivalent for fiscal 2024.On 18 July 2024, the President of South Africa assented to the Climate Change Act 22 of 2024 (“Climate Change Act”). Once the Climate Change Act
commences it will, among others, require mining companies to prepare and submit a GHG mitigation plan for approval by the Minister of
Forestry, Fisheries and the Environment. Mining will be one of the activities allocated a carbon budget and it is likely that the Carbon Tax Act will be amended to impose higher rates of carbon tax on any carbon emissions exceeding the relevant carbon budget. For more information regarding the Carbon Tax Act, see “—Risk Factors—Increasing regulation of environmental and sustainability matters such as greenhouse gas emissions and climate change may materially adversely affect Gold Fields’ operations”. In South Africa, the National Environmental
Management Waste Act, No. 59 of 2008 (Waste Act) is the principal legislation that governs waste management, including waste management facilities. The Waste Act requires licences for activities relating to the establishment of waste management facilities and reclamation to be obtained. While residue stockpiles and residue deposits (as defined in the MPRDA) were historically regulated as part of a mine's approved EMP and specifically excluded from the ambit of the Waste Act, this exclusion no longer applies. Accordingly, residue stockpiles and residue deposits now fall within the ambit of the Waste Act. In the future, it is intended that such activities be regulated under
NEMA, rather than the Waste Act.
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

73
Health and Safety
The South African Mine Health and Safety Act No. 29 of 1996 (Mine Health and Safety Act) requires employers and others to ensure their operating and non-operating mines provide a safe and healthy working environment, as far as reasonably practicable. Every employer must also ensure, as far as reasonably practicable, that persons who are not employees, but who may be directly affected by the activities at a mine, are not exposed to any hazards to their health and safety. The Mine Health and Safety Act provides for penalties and administrative fines for non-compliance with its provisions. The Mine Health and Safety Act authorises the Mine Health and Safety Inspectorate to restrict or stop work at any mine and requires an employer to take steps to minimise health and safety risks at any mine and to impose administrative fines on an employer in the event of a breach of the Mine Health and Safety Act. The maximum administrative fine that may be imposed is
R1 million per offence. Any person, including an employer, who fails to comply with a provision of the Mine Health and Safety Act commits an offence and may, if successfully prosecuted, be fined or imprisoned, or both. In 2022, the DMRE published a Mine Health and Safety
Amendment Bill. The industry and the MCSA commented on this bill. In 2024, the Minister of Mineral and Petroleum Resources issued a notice of intention to introduce the Mine Health and Safety Amendment Bill of 2024. If it comes into force, this bill would create more stringent requirements in the areas of employee training, CEO oversight in relation to performance under the Mine Health and Safety Act, and significant increases in the fines and penalties, particularly where contraventions result in a fatality or serious injury.
The principal health risks associated with Gold Fields’ mining operations in South Africa arise from occupational exposure and community environmental exposure to silica dust, noise, heat and certain hazardous substances, including toxic gases, water, soil or air contamination and radioactive particulates. The most significant occupational diseases affecting Gold Fields’ workforce include lung diseases (such as silicosis, tuberculosis, a combination of the two and chronic obstructive airways disease) as well as noise induced hearing loss. The
Occupational Diseases in Mines and Works Act, No. 78 of 1973 governs the payment of compensation and medical costs related to certain occupational diseases, such as silicosis, contracted by persons employed in mines or at sites where activities ancillary to mining are conducted. See “—Risk Factors—Gold Fields’ operations are subject to extensive environmental and health and safety laws and regulations, which could impose additional costs and compliance requirements and Gold Fields may face operational disruptions, claims and liability for breaches, or alleged breaches, of such regulations and other applicable laws”.
Silicosis and Tuberculosis Settlement
In 2018, a group of six South African mining companies, including Gold Fields, concluded a settlement agreement with the claimant attorneys in a Silicosis and Tuberculosis class action. The Tshiamiso Trust was established to carry out the terms of the settlement agreement and is responsible for ensuring that all eligible current and former mineworkers across southern Africa with Silicosis or work-related Tuberculosis
(or their dependants where the mineworker has passed away) are compensated. By the end of February 2025, the Trust had paid out over
R1.9 billion (U.S.$105 million) to approximately 20,778 industry claimants.
Gold Fields has provided for the estimated cost of the above settlement based on actuarial assessments and the provisions of the silicosis and tuberculosis class action settlement agreement. At 31 December 2024, the provision for Gold Fields’ share of the settlement of the class action claims and related costs amounted to U.S.$4.9 million (R92.0 million). The nominal value of this provision is U.S.$6.3 million
(R119.1 million). The ultimate outcome of this matter, however, remains uncertain, with the number of eligible workers (or their dependents)
successfully submitting claims and receiving compensation being uncertain. The provision is consequently subject to adjustment in the future.
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
Gold Fields actively carries out mining activities in South Deep under the MPRDA. Gold Fields’ SLP for the 2020 to 2024 period has been approved by the DMRE.
The 2018 Mining Charter
The 2018 Mining Charter (as read with the Implementation Guidelines for the 2018 Mining Charter), among other things, sought to link mining rights with empowerment obligations. It is widely considered that the 2018 Mining Charter failed to bring about the legal certainty in the
South African mining industry that it was intended to create.
In 2021, following the filing of an application by the MCSA, the Gauteng Division High Court issued a judgement addressing certain key elements of the MCSA’s application and set aside a number of specific clauses of the 2018 Mining Charter. Following the judgement, the
DMRE indicated that it intends to consider steps to achieve the empowerment objectives through amendments to the MPRDA. Gold Fields will be required to provide evidence that it relies on the 2018 Mining Charter as a policy document and that it will use its best endeavours to comply with the provisions that have not been set aside by the court.
See “—Risk Factors—Gold Fields’ mineral rights are subject to legislation, which could impose significant costs and burdens, certain ownership requirements and possible penalties or forfeiture for non-compliance, the interpretation of which could be the subject of dispute—
South Africa”.

74
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
The royalty in respect of refined minerals (which include gold and platinum) is calculated by dividing EBIT by the product of 12.5 times gross sales in respect of refined mineral resources calculated as a percentage, plus an additional 0.5% and then multiplying the ratio with the gross sales of the refined mineral resource. EBIT refers to taxable mining income (with certain exceptions such as no deduction for interest payable and foreign exchange losses) before assessed losses but after capital expenditure. A maximum royalty of 5% of revenue has been introduced for refined minerals. Gold Fields Operations Limited and GFI Joint Venture Holdings (Pty) Ltd, currently pay a royalty of 0.5% of revenue earned, due to a historical unredeemed capital expenditure balance that is utilised as a deduction in calculating the royalty. As the mine ramps up production, and reduces the unredeemed capital balance, the royalties will increase to approximately 3% over the life of the mine.
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
Land Expropriation
In 2025, a revised version of the expropriation bill (Expropriation Bill) was signed into law by the President of South Africa.
The Expropriation Bill repeals and replaces South Africa's existing Expropriation Act, No. 63 of 1975 (1975 Expropriation Act), which was enacted prior to the promulgation of the South African Constitution. It generally provides for land expropriation exclusively for public purposes and in the public interest under Section 25 of the South African Constitution, allowing for expropriation of land with no compensation under certain conditions.
Section 25 of the South African Constitution provides that land may only be expropriated for a public purpose or in the public interest and then only against payment of “just and equitable” compensation. Market value is only one of several factors that may be considered to determine the amount of compensation, and the South African Government has historically and intentionally considered market value compensation for expropriating land under a “willing-buyer-willing-seller” model.
The Expropriation Act replaces the previous compensation formula from the 1975 Expropriation Act with the “just and equitable” mechanism established by the Constitution. The Expropriation Act further provides that expropriation without compensation may be just and equitable where land is expropriated in the public interest if, amongst other things:
•the land is not being used and is held speculatively by the owner;
•the land was acquired for no consideration by an organ of state, and that organ of state is not using the land for its core functions and will likely not require the land for its future activities;
•the owner abandoned the land by failing to exercise control despite being reasonably capable of doing so;
•the market value of the land is equivalent to or less than the present value of the direct state investment in the acquisition and beneficial capital improvement of the land.
A Constitutional amendment to expressly state that expropriation could be for no compensation in certain circumstances failed in December
2021 and as such any compensation set based on the above factors could be challenged and a Court could be asked to determine whether on the facts the compensation is just and equitable in the specific circumstances prevailing. Certain political parties have indicated an intention to challenge the Expropriation Act.
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
Funds raised outside of the CMA by Gold Fields’ non-South African resident subsidiaries (whether through debt or equity) can be used for overseas expansion. Gold Fields and its South African subsidiaries would, however, require approval from the Financial Surveillance
Department of the South African Reserve Bank to provide guarantees for the obligations of any of Gold Fields’ subsidiaries with regard to funds obtained from non-residents of the CMA. Debt raised outside the CMA by Gold Fields’ non-South African subsidiaries must be repaid or serviced by those foreign subsidiaries. Absent an appropriate exchange control approval, income earned in South Africa by Gold Fields and its South African subsidiaries cannot be used to repay or service such foreign debts.
Transfers of funds from South Africa for the purchase of shares in offshore companies or for the creation or expansion of business ventures offshore requires exchange control approval. Where the investment is a new outward foreign direct investment where the total cost does not exceed R5 billion per company per calendar year, the investment application may be approved by an Authorised Dealer, subject to all existing criteria and annual reporting obligations. If the investment exceeds R5 billion, the Authorised Dealer must refer the request to the Financial
Surveillance Department for approval. Gold Fields must, for statistical purposes, acquire at least 10% of the foreign target company’s voting rights. Should this reduce to below 10%, such information must be reported to the Financial Surveillance Department.

75
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
Gold Fields must obtain approval from the Financial Surveillance Department regarding any capital raising of a currency other than the Rand and conditions may be imposed on Gold Fields’ use of the proceeds of any such capital raising. Such conditions may limit Gold Fields’ ability to retain the proceeds of the capital raising outside South Africa or require that Gold Fields seek further approval prior to applying any such funds for a specific purpose.
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
Regulations, 2001 (L.I. 1692), to obtain all necessary environmental approvals from the Environmental Protection Agency (Ghanaian EPA), a body set up under the EPA Act, and, where applicable, a water use permit from the Water Resources Commission before undertaking mining operations. There are further requirements under the Minerals and Mining (Health, Safety and Technical) Regulations, 2012 (L.I. 2182) to obtain the necessary operating permits from the Inspectorate Division of the Minerals Commission for the operation of mines. The Minerals and
Mining Act also requires that mining operations in Ghana comply with all other laws for the protection of the environment. Non-compliance with the provisions of these laws could result in the imposition of fines and, in some cases, a term of imprisonment.
Under the relevant environmental laws and regulations, mining operations are required to undergo an environmental and social impact assessment (ESIA) process and obtain an initial social licence to operate from the community and an environmental permit prior to commencing operations. Environmental Management Plans (EMPs) are prepared and submitted to the EPA 18 months after the initial issuance of the permit and then every three years thereafter. Approval of the EMP may result in the issuance of an environmental certificate, subject to any conditions determined by the EPA. Damang submitted its revised EMP to the EPA in September 2023 (for the 2023-2026 period) and
Tarkwa submitted its revised EMP in November 2021 (for the 2022-2024 period). Damang and Tarkwa have paid the requisite processing and permit fees but are yet to receive the environmental certificates to be issued by the EPA. The EMP for Damang expired in July 2023.
Application for renewal has already been submitted, and the permit fee has been paid. Damang is currently waiting for the issuance of a new certificate by the EPA. Tarkwa’s EMP expires in January 2025 and Gold Fields Ghana has submitted the application for renewal. Tarkwa is awaiting the issuance of a new certificate by the EPA.
The laws also require mining operations to rehabilitate land disturbed by mining operations pursuant to a reclamation security agreement
(RSA) between the mine and the EPA. RSAs typically require mining companies to secure a percentage (typically between 50% and 100%) of the current estimated rehabilitation costs by posting reclamation bonds underwritten by banks and restricted cash. Gold Fields’ Damang and
Tarkwa mines maintain reclamation bonds underwritten by banks and restricted cash in order to secure a percentage of their total mine closure liability. RSAs also require mining companies to have an environmental cost reclamation plan, which includes two cost estimates, namely the cost of rehabilitating the mining area at the end of the life of the mine as well as the cost of rehabilitating the mine as at the date of the reclamation plan. These estimates are reviewed annually and updated every two years. Mining companies must include an update on their rehabilitation completion progress in their annual environmental reports.
In response to the threats posed by climate change and in line with its obligations as a party to the United Nations Framework Convention on
Climate Change (UNFCCC), the Ghanaian government has at various times implemented climate change policies and initiatives including the
National Climate Change Adaptation Strategy (NCCAS, 2012), the National Climate Change Policy (NCCP, 2013), the Nationally Determined
Contributions (NDC) under the Paris Agreement (2020-2030) dated September 2021, and the National Climate Change Master Plan Action
Programmes for Implementation. Ghana has committed to reducing its GHG emissions and climate adaptation in several priority sectors under its NDC, including mass transit, infrastructure, land use and food production, energy, and forest and water resources management. Ghana’s present NCCP provides a defined pathway for dealing with the challenges of climate change within the current socio-economic context and looks ahead to the opportunities and benefits of a green economy.
Health and Safety
A mining company is statutorily obliged to, among other things, take steps to ensure that the mine is managed in accordance with applicable legislation, including the Minerals and Mining (Health, Safety and Technical) Regulations, 2012 (L.I 2182), to ensure the safety and wellbeing of its employees. Additionally, both the Damang and Tarkwa mines are required, under the terms of their respective mining leases, to comply with the reasonable instructions of the Chief Inspector of Mines regarding health and safety at the mines. A violation of the provisions or failure to comply with the reasonable instructions of the Chief Inspector of Mines could lead to, among other things, an improvement or prohibition notice or a shutdown of all or a portion of the mine. The Damang and Tarkwa mines have potential liability arising from injuries to, or deaths of, workers, including, in some cases, workers employed by their contractors. Although Ghanaian law provides statutory workers’
compensation for injuries and fatalities to workers, it is not the exclusive means by which workers, or their personal representatives, may claim compensation. Both companies’ allotted insurance for health and safety claims and the relevant workers’ compensation may not fully cover them in respect of all liability arising from any future health and safety claims, since employees may still resort to other claims through the courts and/or legal system.
Mineral Rights
The Minerals and Mining Act came into force on 31 March 2006. Although the Minerals and Mining Act repealed the Minerals and Mining Law, and the amendments to it, the Minerals and Mining Act provides that leases, permits and licences granted or issued under the repealed laws will continue under those laws unless the Minister responsible for natural resources provides otherwise by regulation. It also provides that the
Minister responsible for minerals shall grant the extension of the term of a mining lease on conditions specified in writing as long as the holder of mineral rights has materially complied with its obligations under the Minerals and Mining Act. Management believes that all of Gold Fields’
operations in Ghana are materially compliant with the relevant legislative requirements.

76
The major provisions of the Minerals and Mining Act include:
•the Ghanaian government’s right to a free carried interest in mineral operations of 10% and the right to a special share (discussed below);
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
In 2016, the Parliament of Ghana ratified Development Agreements between Abosso, Gold Fields Ghana and the Government of Ghana.
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
Under the Ghanaian Constitution, any transaction, contract or undertaking involving the grant of a right or concession for the exploitation of any mineral, water or other natural resource of Ghana is subject to ratification by Parliament. In 2018, two members of Parliament filed a lawsuit against the Attorney General, the Minerals Commission and 35 mining and cement manufacturing companies including Gold Fields
(the Ratification Case) seeking a declaration that all transactions, contracts and undertakings between mining companies and the government of Ghana which have not been ratified by Parliament constitute a violation of the Constitution. The plaintiffs sought an order for the recovery of such mineral resources (or their cash equivalent) from mining companies for carrying out mining operations when their transactions with the government of Ghana had not been ratified by Parliament.
Gold Fields’ position is that it is the duty of the Minister of Lands and Natural Resources to present mining leases to Parliament for ratification, and Gold Fields has complied with all statutory requirements leading to the execution of the mining leases. Gold Fields has further argued that the economic ramifications of granting the relief sought by the plaintiffs is incalculable and would impact jobs, community development and revenue. The Supreme Court of Ghana has yet to set a date for the hearing of the case, and as such, it is difficult to predict the outcome of this litigation, including its impact on Gold Fields, at this stage. However, as noted below, all of Gold Fields’ existing mining leases have now been ratified by the Ghanaian Parliament.
Abosso holds the mining lease in respect of the Damang mine, which is valid until 2025, as well as the mining lease in respect of the Lima
South, which is valid until 2029. Under the Minerals and Mining Law, a mining lease remains valid until the application for the extension of the term is determined. As with the Tarkwa and Teberebie mining leases, these leases are renewable under their terms and the provisions of the
Minerals and Mining Act by agreement between Abosso and the Government of Ghana.
In December 2024, Gold Fields applied for an extension of the Damang mining lease, expiring on 18 April 2025, in accordance with applicable law. In March 2025, Gold Fields was notified by the Ghanaian Minerals Commission that its application for extension had been rejected. Gold
Fields believes, based on applicable law and legal opinion which Gold Fields obtained from counsel, that there are no legitimate grounds for such rejection. Gold Fields intends to pursue all available avenues to seek the reversal of this decision, and to ultimately obtain an extension of the Damang mining lease, including through international arbitration, if required. However, there is no guarantee that Gold Fields will be successful in reversing this decision.
Gold Fields Ghana has two major mining leases in respect of its mining operations, namely the Tarkwa property lease and the Teberebie property lease. There are three mining leases under the Tarkwa property lease, all of which are valid until 2027, and two mining leases under the Teberebie property lease, which are valid until 2043. All of Gold Fields’ existing mining leases in Ghana have been ratified by the
Ghanaian Parliament.
Fiscal Regime
Several regulatory and statutory changes were made to Ghana’s fiscal regime in 2024, including, among others:
•The Growth and Sustainability Levy Act, 2023 (Act 1095) has replaced the National Fiscal Stabilisation Levy Act, 2013 (Act 162) and a rate of
1% of production revenue will now be applicable to entities operating in the extractive sector.
In April and July 2018, after field audits, the GRA imposed customs penalties of approximately U.S.$14.4 million and U.S.$3.2 million on
Abosso and Gold Fields Ghana, respectively. The GRA alleged that both mines breached provisions of Ghana’s customs laws by not giving the GRA notification prior to transferring assets originally imported on concessionary import duty rates. Similar penalties were imposed on other mining companies.
Gold Fields contested the penalties and assessments on the basis that: (i) there had been no loss of revenue to Ghana; and (ii) there were no express provisions in Ghana’s customs laws requiring notification prior to transferring assets. Gold Fields received a legal opinion from external counsel agreeing with Gold Fields’ legal position. An appeal was made to Ghana’s Minister of Finance who directed the GRA to immediately suspend enforcement while the Ministry of Finance reviewed the relevant documents Gold Fields and other affected companies submitted.
Ghana’s Deputy Minister for Finance responded to the appeals directing Gold Fields to pay the penalties as they were originally imposed.
However, Ghana’s Deputy Minister of Finance failed to address the audit findings of the GRA. As a result, Abosso and Gold Fields Ghana appealed this decision. An independent audit firm engaged by Gold Fields confirmed that, because there were no express provisions in
Ghana’s custom laws requiring notification prior to transferring assets, the penalties imposed by the GRA should not be upheld. Given that the
GRA conducted subsequent audits without raising this issue, Gold Fields does not expect the GRA will pursue this matter further.
A negotiated position was reached with the GRA in November 2022 after in 2021, the GRA issued a final Transfer Pricing audit report for the
2014 – 2019 years of assessment for Abosso and Gold Fields Ghana and assessed total liabilities, including penalties and interest of
U.S.$31.9 million and U.S.$17.3 million, respectively. Gold Fields had objected to the GRA’s findings while paying 30% of the penalty imposed in accordance with section 42(5)(b) of the Revenue Administration Act, 2016 (Act 915). In December 2022, an additional payment of
U.S.$8.18 million was made for Gold Fields Ghana and Abosso submitted a request to offset the final U.S.$3 million credit against the corporate income tax due. Additionally, a waiver application for the interest and penalties levied was submitted under the tax amnesty window which expired at the end of December 2022. Gold Fields does not expect the GRA will pursue this matter further.

77
Further, in 2022, the GRA issued findings following their audits of the Damang and Tarkwa mines for fiscal years 2018 to 2020, which focused primarily on the tax treatment of waste stripping costs. The imposed liabilities totalled U.S.$124 million, including interest, with U.S.$32 million for Abosso and U.S.$91.9 million for Gold Fields Ghana. Gold Fields believed imposed liabilities infringed on the rights conferred under the respective Development Agreements ratified by Ghana’s Parliament. After the submission of various waiver requests, Gold Fields paid
U.S.$15 million (U.S.$1.7 million for Abosso and U.S.$13.3 million for Gold Fields Ghana) in relation to non-Development Agreement issues only. Following the variation payment, discussions with the GRA have concluded with the issuance of new audit reports by the GRA in May
2023. The final liability for Abosso including interest was U.S.$4 million. The final liability for Gold Fields Ghana including interest was
U.S.$15.6 million. The liabilities for both Abosso and Gold Fields Ghana were largely offset by the deposit payments pursuant to the waiver requests. The amnesty filed by Abosso and Gold Fields Ghana catered for the interest/penalties arising from the audit. In 2024, the GRA imposed transfer pricing liability and interest on Gold Fields Ghana following a transfer pricing audit for the period 2020 to 2022 of approximately U.S.$3.7 million. Gold Fields has paid the tax liability component of approximately U.S.$2.2 million and continues to engage the
GRA on the interest component of U.S.$1.5 million. Furthermore, in 2024, the GRA imposed transfer pricing liability and interest on Abosso following a transfer pricing audit for the fiscal years 2020 to 2022 of approximately U.S.$1.9 million. Abosso has paid the tax liability component of U.S.$1.1 million and continues to engage the GRA on the interest component of U.S.$0.8 million.
Procurement
Under the Minerals and Mining (Local Content and Local Participation) Regulations, 2020 (L.I. 2431), holders of mineral rights are required to comply with specified procurement rules which require such holders to purchase goods and services from Ghanaian companies and publish a procurement plan setting out the goods and services that will be procured in Ghana. In January 2025, the Minerals Commission of Ghana
issued a new Procurement List pursuant to the Minerals and Mining (Local Content and Local Participation) Regulations, 2020 (L.I.2431),
mandating that all open pit and underground mining activities in Ghana must be undertaken by local contractors. The effect of the new Local
Procurement List is to effectively prohibit owner mining in favour of contract mining.
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
Government Option to Acquire Shares of Mining Companies
Under Ghanaian law, the government is generally entitled to a 10% interest in a Ghanaian company which holds a mining lease in Ghana, without the payment of consideration for the shares therein. The government of Ghana has already received this 10% interest in each of
Abosso and Gold Fields Ghana. The government also has the option, under PNDCL 153, to acquire an additional 20% interest in the share capital of mining companies whose rights were granted under PNDCL 153, which it exercised in respect of Gold Fields Ghana and subsequently transferred the interest back to Gold Fields. The government of Ghana retains the option to purchase an additional 20% of the share capital of Abosso. As far as management is aware, the government has not exercised this option for any other gold mining company in the past, other than Gold Fields Ghana.
Under the Minerals and Mining Law and the Minerals and Mining Act, the government has a further option to acquire a “special share” in a mining company for no consideration or in exchange for agreed upon consideration. This special share, if acquired, would entitle the government to attend and speak at any general meeting of shareholders, but does not carry any voting rights. In addition, the special share does not entitle the government of Ghana to distributions of profits of the company. The written consent of the government of Ghana is required to make any amendment to a company’s regulations relating to the government of Ghana’s option to acquire a special share.
The government of Ghana has agreed not to exercise this option in respect of Gold Fields Ghana but has retained this option for Abosso.
Right of Pre-emption
Under the Minerals and Mining Act, the Minister of Lands and Natural Resources has the right of pre-emption over all minerals obtained in
Ghana and products derived from the refining or treatment of these minerals. In 2018, the Minister informed the Chamber of the Ghanaian government’s intention to exercise its right of pre-emption to acquire up to 30% of all gold mined in Ghana. However, there has been no further action taken. Notwithstanding the right of pre-emption, the Ghanaian Constitution provides protection from the deprivation of property and requires the government to make prompt payment of fair and adequate compensation where the government acquires private property on a compulsory basis.
Pursuant to the gold purchase programme plan, in 2022, Gold Fields entered into a supply agreement with the Bank of Ghana for the sale of
30,000 ounces of gold for 2022. Gold Fields and the Bank of Ghana signed an amended Gold Purchase Agreement in 2023 by which Abosso and Gold Fields Ghana agreed to sell 27,260 ounces and 109,109 ounces of gold respectively in 2023 to the Bank of Ghana. Gold Fields
Ghana sold 127,397.62 ounces to the Bank of Ghana in 2023, with Abosso selling 28,444.90 ounces and Gold Fields Ghana selling
98,952.72 ounces. In 2024, Abosso sold 18,320.51 ounces and Gold Fields Ghana sold 81,825.35 ounces of gold to the Bank of Ghana.
At the end of November 2022, the Minister of Lands and Natural Resources informed the Minerals Commission and Precious Minerals
Marketing Company Ltd (PMMC) of the Ghanaian government’s directive to exchange gold produced in Ghana for the purchase of oil products from 1 January 2023, under a programme called “Gold for Oil Programme”.
Local Refinement
The government of Ghana has intended to undertake various interventions in relation to gold mining, including establishing a gold refinery in
Ghana and to locally refine 30% of the gold produced in the country. Further, the government of Ghana proposed that members of the
Chamber contribute part of their production to enable a local refinery to meet a minimum 10-tonne requirement. To date, Ghana’s wholly state-owned PMMC has entered into a joint venture with Rosy Royals Minerals Limited of India to establish a refinery (Royal Ghana Gold Ltd), which is currently sourcing its gold from small scale gold producers, while it seeks LBMA certification. The Chamber insists on LBMA certification as a pre-requisite for dealing with any local refinery. The discussions are ongoing, focusing on ensuring that a move to locally refined gold does not become detrimental to the mining industry. In 2024, the Royal Ghana Gold Refinery was commissioned and is expected to have a refining capacity of approximately 14,000 ounces of gold daily.
Exchange Controls
Under Ghana’s mining laws, BoG or the Minister for Finance may permit the holder of a mining lease to retain a percentage of its foreign exchange earnings for certain expenses in bank accounts in Ghana. Under a foreign exchange retention account agreement with the government, and in line with the Development Agreements, Abosso and Gold Fields Ghana are required to repatriate 30% of their revenues derived from the Damang and Tarkwa mines to Ghana and use the repatriated revenues in Ghana or maintain them in a Ghanaian bank account.

78
Peru
Environmental
In Peru, the environmental impact of mining activities is governed by two key regulations: (i) the Regulation on Environmental Protection and
Management for Mining Exploitation, Beneficiation, General Labor, Transportation and Storage Activities; and (ii) the Regulation on
Environmental Protection for Mining Exploration. These regulations require the development of specific environmental instruments to authorise mining activities, including:
•Technical Environmental File (FTA), Environmental Impact Declaration (DIA) and Semi-Detailed Environmental Impact Assessment (SD-EIA):
FTAs, DIAs and SD-EIAs are required for mining exploration projects, depending on the magnitude and impact that the activities intended to be carried out may have on the environment. FTAs, DIAs and SD-EIAs contain detailed environmental and social information on the area where exploration activities will be carried out, on the project and works to be performed, and on the measures that will be taken to control and mitigate any environmental impacts.
•EIA: EIAs are required for new projects, expansions or changes to existing operations and projects moving from the exploration stage to development. EIAs must evaluate the physical, biological, socio-economic, social and cultural impacts on the environment resulting from the operation of mining projects. The initiation of exploitation activities needs to have been previously authorised by the DGM.
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
In 2020, Gold Fields commenced the process for the ninth EIA update for Cerro Corona, which was approved in October 2024. This approval granted the environmental certification for the LOM extension from 2026 to 2030 considering in-pit tailing disposal in Cerro Corona.
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
La Cima’s mine closure plan for Cerro Corona was approved in 2008 and the eighth update of the mine closure plan was approved by the
MEM in January 2025. This mine closure plan is guaranteed by a bond letter of approximately U.S.$110.3 million, issued by Credit Bank Peru,
Scotiabank del Perú and AVLA Compañía de Seguros S.A.
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
Detailed mine closure activities, including post-closure water treatment plans, must be submitted two years before mine closure, as required by Peruvian legislation. Based on the current LOM for La Cima, the detailed mine closure plan will be submitted in 2028 as operations are planned to end in 2030. Based on currently available information it has been concluded that Cerro Corona is not in a position to calculate a reasonable and defensible cost estimate of the post-closure liability in relation to the management and, if required, treatment, of surface water run-off.
Environmental Sanctioning Regime
Environmental compliance in Peru is mainly supervised by OEFA, as the governing body of the National System of Environmental Assessment and Control (Sistema Nacional de Evaluacion y Fiscalizacion Ambiental, or SINEFA) and the Environmental Supervisory Entity (Entidad de
Fiscalización Ambiental, or EFA). According to the current environmental regulation, there can be three types of EFAs:
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
Level 3 Environmental Incident
In 2018, Gold Fields experienced a level 3 environmental incident in Peru when water containing tailings from the Cerro Corona TSF flowed through an authorised diversion pipe to La Hierba creek reaching the Tingo river. As a result of the incident, ANA imposed fines against Gold
Fields of approximately U.S.$1.4 million. Gold Fields appealed both fines and received a favourable final result in one of these procedures with
ANA revoking the fine (approximately U.S.$100,000). Therefore, only the fine of approximately U.S.$1.3 million remains pending. The OEFA imposed a fine against Gold Fields of approximately U.S.$2.8 million. Gold Fields paid the fine imposed by OEFA and challenged it in 2022 through a judicial procedure. The outcome of this challenge is pending before the relevant court.

79
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
While the final decision to move forward with legislative or administrative measures on which consultation is sought rests with the Peruvian government, even in the absence of agreement, the Peruvian government still has an obligation to take all necessary measures to ensure that the collective rights of indigenous or tribal populations are protected. Accordingly, the approval of an EIA (or an update to an EIA) must take into consideration the indigenous or tribal populations located in a project’s impact area. In connection with the approval of La Cima’s ninth
EIA update for Cerro Corona, a citizen participation mechanism under the Environmental Act was performed, most recently, in 2024.
Following the approval of the ninth EIA update, Gold Fields will implement public participation activities during project execution as committed in the public participation plan of the EIA.
Climate change regulation
In 2018, the Peruvian Ministry of Environment approved the Climate Change Framework Act, regulating multilevel governmental measures for
Peru’s adaptation to and mitigation of climate change impacts. Subsequently, in 2019, through Supreme Decree No. 13-2019-MINAM (the 2019
Supreme Decree), the Peruvian Ministry of Environment approved the Regulation of the Climate Change Framework Act. Although the 2019
Supreme Decree does not have a material impact on La Cima’s mining operations and environmental obligations, as a result of this legislation,
La Cima is required to consider mitigation and adaptation measures on the EIAs and mine closure plans presented to MEM and SENACE for assessment, updating, and approval.
In 2021, an existing climate change risk and vulnerability assessment and plan for adaptation to climate change for Cerro Corona was updated. Gold Fields commissioned SRK consultants to perform a quantitative evaluation of expected long-term rainfall pattern variation for
Cerro Corona due to the impacts of climate change. The projections concluded there could be an approximate 15% increase in rainfall at the site by the year 2100. The results of this report will feed TSF and main water management infrastructure designs for Cerro Corona.
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
The LGM establishes four types of concessions:

80
Mining Concessions
A mining concession is considered a real property interest, independent from any surface land located within the concession’s designated coordinates. Holders of large and medium scale mining concessions or of any pending claims for mining concessions must comply with payment of an annual mining good standing fee (Mining Good Standing Fee) of U.S.$3.00 per year per hectare in order to maintain the concessions in good standing. The payment starts from the year in which the claim was filed and must be paid for as long as the concessions are held. Holders of mining concessions are also required to meet minimum annual production targets prescribed by law, by no later than the end of the tenth year from the date of the grant, which have to be filed with the MEM. The minimum annual production targets are currently set at one fiscal payment unit (the UIT) per hectare per year. The UIT is adjusted annually and, for 2024, it was set at S/.5,150, approximately
U.S.$1,355. Titleholders are entitled to group multiple concessions into administrative economic units to comply with the minimum production requirement, provided certain conditions are met. Failure to attain the minimum production targets may result in certain penalties ranging from a monetary fine based on the percentage of minimum production up to the forfeiture of the mining concession.
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
Mining companies are also required to pay an annual supervisory contribution to the OSINERGMIN and the OEFA to fund safety and environmental inspections. Set by supreme decree, the sum of both contributions may not exceed an amount equivalent to 1% of the total value of annual invoicing for concentrate sales, after deducting VAT. For fiscal years 2024 to 2025, the contributions to OSINERGMIN and
OEFA will be equivalent to 0.12% and 0.07% of the annual invoicing respectively.
Other Permits and Regulations
Other matters subject to regulation include, but are not limited to, soil quality, transportation of ore or hazardous substances, water use and discharges, power use and generation, use and storage of explosives, housing and other facilities for workers, reclamation, labour standards and mine safety and occupational health.
Chile
Environmental
Gold Fields’ Chile operation is subject to various laws that seek to protect the environment. The Chilean Constitution, the Mining Code, the
Constitutional Organic Law on Mining Concessions (Law No. 18,097) and regulatory authorities enforce environmental rights against private entities. The Chilean Ministry of Mining is the main governmental authority responsible for overseeing the mining sector.
Law No. 20,417 established the current environmental institutional framework in Chile, including the Ministry of the Environment (MMA) with regulatory and policy functions, the Environmental Assessment Service (SEA) responsible for environmental impact assessments, the
Environmental Superintendence (SMA) with oversight and enforcement duties, and the Chilean Environmental Courts (CEC) providing a counterbalance to the SMA and other environmental bodies.
Law No. 19,300 established the environmental management instruments related to mining development including the Environmental Impact
Assessment System (SEIA), quality and emission standards, and prevention and decontamination plans. The SMA enforces compliance with environmental regulations through its authority to impose significant sanctions for non-compliance with the instruments under its supervision.
These sanctions include fines of up to 10,000 Annual Tax Units (UTA), the revocation of Environmental Qualification Resolutions (RCA), and
the temporary or permanent closure of facilities.
Environmental Impact Assessments (EIAs) under the SEIA may involve an Indigenous Consultation Process (ICP) if the relevant project or activity generates significant impacts that directly affect indigenous peoples, in accordance with International Labour Organization (ILO)
Convention No. 169. The ICP procedure is distinct from public participation and, if applicable, is conducted parallel to the public participation process.
Law No. 20,551 regulates the Closure of Mining Operations and Facilities (LCFM). The LCFM is based on the “polluter-pays” principle, and internalises the externalities associated with the closure of mining projects. The LCFM establishes the obligation to provide the State with a financial guarantee to cover the cost of the closure obligations.
Health and Safety
Supreme Decree No. 132 (Chilean Mining Safety Regulation) requires mining companies to adhere to safety standards to safeguard employees and surrounding communities. The key provisions of this legislation include the establishment of safety standards which mining operators must implement for all aspects of their operations, emergency preparedness, health and hygiene related to access to adequate medical care and the maintenance of sanitary conditions, and training requirements. This regulation is enforced by the National Service of
Geology and Mining (SERNAGEOMIN), which has authority to review and approve safety measures related to mining operations.

81
Regulatory Framework for Water Extraction and Use in Chile
The Water Code of 1981 serves as the primary legal framework regulating the extraction and use of water in Chile, granting water rights
(Derechos de Aprovechamiento de Aguas, DAA) that enable individuals and entities to utilise water for purposes like agriculture, industrial use and mining. These rights are recognised as private property under Article 19 No. 24 of the Chilean Constitution. Trading and leasing water rights is allowed with minimal restrictions. However, for mining operations, environmental regulations require an EIA to assess the impact on water resources before any activity can begin, demonstrating a focus on sustainable resource management and the protection of local ecosystems.
Major reforms to water regulation were introduced through Law No. 21,435, enacted in April 2022. The reform reaffirms water as a public good, allowing the limitation or even extinguishment of water rights based on public interest and sustainability. Under the new regulations, registration in the Water Property Registry is mandatory within 18 months, with provisions for the extinction of rights due to non-use. Water rights are granted for up to 30 years and can be renewed automatically unless non-use or harm to the water source's sustainability is demonstrated. The reform also prioritises access to drinking water and sanitation and forbids the creation of new rights over critical ecosystems such as glaciers, urban wetlands, and protected areas. This shift in policy underscores the emphasis on conserving water resources while also recognising human consumption primacy.
Following the reform, owners of groundwater rights must form Groundwater User Communities and set up monitoring systems to ensure compliance. Additionally, the regulation imposes increased fees for non-utilisation of water rights, incentivising active use; these fees will double every five years. The General Directorate of Water (DGA) may establish minimum ecological flows for both new and current water rights within protected areas, reflecting a concerted effort to align water use with environmental sustainability goals.
Environmental Sanctioning Regime
The SMA, under to Law No. 20,417, is responsible for coordinating and executing direct inspections and compliance verifications to uphold environmental standards and emission norms in Chile. It is designed to ensure that mining operations comply with their environmental authorisations. Sanctions may be imposed in the event of any breach.
The SMA also handles complaints related to non-compliance, imposing sanctions for violations of environmental regulations. SMA sanctions include issuing warnings, levying fines, and ordering the closure of mining operations. Violations are categorised based on severity, with serious infractions leading to substantial fines, revocation of permits, and operational suspensions. Serious breaches can incur fines up to U.S.
$10 million per infraction. The sanctioning process allows for due process by notifying offending companies and providing them the opportunity to defend and propose corrective measures.
The SMA publishes reports on its enforcement actions, promoting transparency and accountability, and can initiate restorative actions in cases of environmental damage, allowing for civil claims against offending mining companies. The SMA is also required to produce annual public accounts detailing its activities, including the number of inspections, compliance rates, and sanctions against companies for non-
compliance with environmental regulations.
Climate change regulation
Chile’s Framework Law on Climate Change, also known as Law No. 21.455, was enacted in 2022. This law establishes principles for climate action, adaptation, and mitigation, and mandates the integration of climate considerations into national and regional planning processes.
Chile has committed to phasing out coal-fired power plants by 2040, with an accelerated timeline for certain units.
The National Mining Policy 2050, approved in early 2023, sets ambitious targets for the mining sector, including a commitment to reduce emissions from large mining operations by at least 50% by 2030 and achieve carbon neutrality by 2040. It also includes plans for a zero-emissions fleet and aims for 90% of electricity contracts to be sourced from renewable energy by 2030.
Mining concessions
The mining concession system in Chile is governed by the Constitution and the Mining Code. Chile has adopted a public ownership model for all mineral resources, wherein the Government retains sovereignty over subsoil resources, but grants particulars the right to explore and exploit these resources through mining concessions. There are two principal types of mining concessions in Chile: Exploration Concessions and Exploitation Concessions.
The process of granting mining concessions involves a judicial award based on an application submitted to the relevant civil court overseeing the mining area. Concession holders are obliged to pay an annual mining tax or “patente”, comply with environmental regulations, obtain necessary permits for their activities, and report any mineral discoveries to the Government. Non-compliance with these obligations, or any abandonment of activities, could lead to termination of the concession, along with judicial review and potential cancellation in cases of procedural irregularities or fraud.
Significant changes to the Mining Code were introduced with Law No. 21,420 in January 2022, aiming to address issues like concession hoarding and increasing annual mining taxes. Further amendments under Law No. 21,649 in December 2023 focused on reducing or eliminating certain tax exemptions for mining companies. The Mining Code also allows for Legal Mining Easements, facilitating exploration and exploitation by granting concessionaires rights to utilise third-party lands for mining-related activities, ensuring fair compensation for landowners. Easements are subject to judicial assessment to ensure necessity and proportionality and can be terminated upon the expiration of the mining concession or cessation of activities necessitating the easement.
Special Tax Regime for Mining Companies in Chile
Chile has implemented a specialised tax framework for mining companies to reflect the unique characteristics of the sector, including the exploitation of finite and valuable natural resources.
Central to this framework is the Corporate Income Tax, known as the First Category Tax, set at a rate of 27% for businesses under the semi-
integrated regime, levied on taxable income derived from company operations.
There is a Specific Mining Tax or royalty, established under Law No. 21,591, which applies progressively to operational income from mineral sales. Smaller producers are exempt, while medium and large producers face rates ranging from 0.5% to 14%, depending on sales and operational margins.

82
Foreign mining companies or Chilean entities with foreign shareholders are subject to an Additional Tax of 35% on remitted profits, with available credits for taxes paid abroad within certain limits. Historically, tax invariability agreements, such as those under Decree Law No. 600, provided stability on tax rates for foreign investors, though these are less common now. The tax regime includes deductions and incentives like accelerated depreciation for capital investments, deductibility of exploration expenses, and R&D tax credits. Compliance is monitored by the Chilean Internal Revenue Service and the Ministry of Mining, requiring companies to file annual returns, maintain detailed records, and undergo audits to ensure transparency.
Other Permits and Regulations
The sectoral permitting system is considered one of the more complex aspects of mining project development in Chile due to overlapping regulations and multi-agency oversight. Recent legislative discussions aim to streamline permitting procedures while maintaining stringent environmental and social safeguards. This regime underscores Chile’s commitment to sustainable mining practices and regulatory compliance, ensuring that mining projects align with national development goals and international standards.
Other matters subject to regulation include soil quality, transportation of ore or hazardous substances, water use and discharges, power use and generation, use and storage of explosives, housing and other facilities for workers, reclamation, labour standards and mine safety and occupational health.

83
Directors, senior management and employees
Directors

Name	Age	Position	Term expires(1)

Yunus G.H. Suleman	67	Non-executive Director	May 2026
Michael J. Fraser	59	Executive Director and Chief Executive Officer	May 2027
Alex Dall	37	Executive Director and Chief Financial Officer(2)	May 2025
Alhassan Andani	64	Non-executive Director	May 2025
Peter J. Bacchus	56	Non-executive Director	May 2025
Maria Cristina Bitar	55	Non-executive Director	May 2025
Terence P. Goodlace	66	Non-executive Director	May 2026
Jacqueline E. McGill	57	Non-executive Director	May 2025
Steven P. Reid	69	Non-executive Director	May 2025
Philisiwe G. Sibiya	48	Non-executive Director	May 2026
Carel A.T. Smit	62	Non-executive Director	May 2027
Shannon McCrae	53	Non-executive Director	May 2025
Zarina Bassa	60	Non-executive Director	May 2025
Notes:
(1)Terms expire on the date of the annual general meeting in that year for newly appointed directors and, the other directors, within a three-year period after their first election.
(2)Mr. Dall became an Executive Director and the Chief Financial Officer with effect from 1 March 2025.
Executive Directors
Michael Fraser (59) BCom and MBA, University of South Africa, Advanced Management Program, Harvard University
Executive Director and Chief Executive Officer. Mr. Fraser joined Gold Fields as CEO on 1 January 2024. Prior to joining Gold Fields, Mr. Fraser was the CEO of Chaarat Gold, an AIM-listed junior gold miner. Mr. Fraser joined the mining sector in 2000 at Billiton PLC prior to the merger with BHP. In 2009, he became the head of the Mozal Aluminium Smelter project in Mozambique and thereafter was appointed the group’s
President of Human Resources. In 2015, when BHP created South32, Mr. Fraser became President and Chief Operating Officer of its global aluminium, nickel and South African manganese and energy coal businesses.
Alex Dall (37) CA (SA), Bachelor Business Science, PGDA, University of Cape Town
Executive Director and Chief Financial Officer. Mr. Dall joined Gold Fields in 2014, focusing on SOX and technical accounting work in the
Company’s finance department before becoming VP Corporate Finance in 2022, responsible for the funding requirements of the Group.
Before becoming Gold Fields’ permanent CFO, Mr. Dall served as the Interim CFO of the Company from April 2024 to February 2025. Prior to joining Gold Fields, Mr. Dall worked at KPMG, focusing on energy and natural resources.
Former Executive Directors
Paul A. Schmidt (57) BCom, Witwatersrand; BCompt (Hons), UNISA; CA (SA)
Executive Director and Chief Financial Officer. Mr. Schmidt was appointed Chief Financial Officer on 1 January 2009 and joined the Board on
6 November 2009. Prior to this, Mr. Schmidt was acting Chief Financial Officer from 1 May 2008. Prior to this appointment, Mr. Schmidt was financial controller for Gold Fields from 1 April 2003. Mr. Schmidt retired from the Company and the Board on 30 April 2024.
Non-Executive Directors
Yunus G.H. Suleman (67) BCom, University of KwaZulu-Natal (formerly Durban Westville); BCompt (Hons), University of South Africa, CA (SA)
Mr. Suleman was appointed as a non-executive director of Gold Fields with effect from 1 September 2016, and Chair of the Board with effect from 1 June 2022. Mr. Suleman also serves as the Chair of Liberty Holdings Ltd and Liberty Group Limited. He has over 36 years’ experience in the accounting and auditing profession, including as Chair of Albaraka Bank Limited, Chair of KPMG South Africa, and managing partner of
Arthur Andersen’s audit and consulting practice in Nigeria as well as its South Africa audit practice.
Alhassan Andani (64) MA Banking and Finance, Finafrica Institute, Italy; BSc Agriculture, University of Ghana
Mr. Andani was appointed as a non-executive director of Gold Fields with effect from 1 August 2016. He is currently a Founding Partner at
LVSafrica Limited, and a board member at Stanbic Holdings and Teachers Fund of the Ghana National Association of Teachers (GNAT). Mr.
Andani has over 35 years’ experience in corporate and investment banking. He previously served as CEO of Stanbic Bank Ghana, prior to which he was the deputy managing director and executive director of corporate and investment banking at Barclays Bank Ghana.
Peter J. Bacchus (56) MA Economics, Cambridge University, ACA
Mr. Bacchus was appointed as a non-executive director of Gold Fields with effect from 1 September 2016. Mr. Bacchus is Chair of the independent investment banking and ventures boutique, Bacchus Capital Advisers. He is also a director of Space for Giants, a conservation charity, and an advisory board member of Istanbul-based Esan Eczacibasi. Mr. Bacchus has spent 30 years in investment and corporate banking, with a focus on the global natural resources sector and is a member of the Institute of Chartered Accountants, England and Wales.
He previously acted as the global head of Mining and Metals and joint head of European Investment Banking at Jefferies, prior to which he served as global head of Mining and Metals at Morgan Stanley, and head of Investment Banking, Industrials and Natural Resources at
Citigroup.
Zarina Bassa (60) CA (SA); Post Graduate Diploma in Accounting, University of Durban Westville; Bachelor of Accounting, University of
Durban Westville
Ms. Bassa was appointed as a non-executive director of Gold Fields with effect from 2 August 2024. She is currently a non-executive director of the JSE Ltd. She previously served as lead independent director of Investec Plc and Investec Ltd, Woolworths Holdings and was a non-
executive director of Kumba Iron Ore, Mediclinic International, Oceana Group, Mercedes Benz SA, Sun International, Vodacom South Africa
and the Financial Services Board. Ms. Bassa is a Chartered Accountant, with extensive corporate and regulatory accounting experience. Ms.
Bassa was a partner of Ernst & Young, after which she joined the Absa Group in 2002, where she served as an executive director of Absa
Bank, a member of the group’s executive committee, and head of the private bank. She has chaired the Independent Regulatory Board for

84
Auditors and the Auditing Standards Board and has served on the boards of the South African Institute of Chartered Accountants and the
Accounting Standards Board.
Maria Cristina Bitar (55) BA (Economics) Dartmouth College; MBA, Universidad de Chile and Tulane University
Ms. Bitar was appointed as a non-executive director of Gold Fields with effect from 1 May 2022. She is President of Azerta, one of Chile’s leading strategic communications and public affairs agencies. She is also a director of ENAEX S.A. Ms. Bitar has 27 years of experience working as a consultant, specialising in public affairs, crisis management, communications and sustainability. She has more than 16 years of board experience in large publicly traded companies in Chile and abroad with experience working within the mining sector.
Terence P. Goodlace (66) MBA University of Wales; BCom, University of South Africa; NHDip (Metalliferous Mining) Witwatersrand, Technikon
Mr. Goodlace was appointed as a non-executive director of Gold Fields with effect from 1 July 2016. He is Chair and director of Kumba Iron
Ore Limited and a non-executive director of Andrada Mining Limited. Mr. Goodlace’s mining career has spanned more than 45 years across multiple organisations. He previously held Executive Vice-President and Chief Operating Officer roles at Gold Fields and spent 28 years with the Company. Mr. Goodlace has also served as the CEO of Impala Platinum Holdings Limited and CEO of Metorex Limited.
Shannon McCrae (53) BSc (Hons), Geology, University of Western Ontario; P.Geo, Ontario; ICD.D, Directors’ Education Programme, Institute
of Corporate
Ms. McCrae was appointed as a non-executive director of Gold Fields with effect from 2 August 2024. She also holds board positions at
Probe Gold, Vox Royalty and Fuerte Metals (previously Atacama Copper). Ms. McCrae is a professional geologist and mining executive with more than 25 years of experience in the resources industry, having held senior executive positions at Barrick Gold and De Beers Canada.
Jacqueline E. McGill (57) BSc Metallurgy, Murdoch University; MBA, La Trobe University; Honorary Doctorate, Adelaide University
Ms. McGill was appointed as a non-executive director of Gold Fields with effect from 22 November 2021. She currently serves on the Boards of New Hope Corporation, Mineral Resources Limited as Chair of Sustainability Committee and 29 Metals as Chair of Sustainability
Committee. She is also Chair of Technical Committee for Mineral Resources. Ms. McGill has more than 30 years of operational leadership experience in the mining and resource sectors, having held several executive level roles with BHP.
Steven P. Reid (69) Bachelor of Applied Science in Mineral Engineering (Mining), South Australian Institute of Technology; MBA, Trium Global
Executive NYU/LSE/HEC; Accredited Director, Institute of Corporate Directors
Mr. Reid was appointed as a non-executive director of Gold Fields with effect from 1 February 2016. He serves as the Chair of Eldorado Gold.
Mr. Reid has 48 years of international mining experience and has held senior leadership roles in numerous countries and organisations, including at Goldcorp, Kingsgate Consolidated and Newcrest Mining.
Philisiwe Sibiya (48) BCom (Hons), University of Natal CA (SA)
Ms. Sibiya was appointed as a non-executive director of Gold Fields with effect from 1 March 2021. Ms. Sibiya serves on the board of AECI
Limited. Ms. Sibiya has nearly 20 years of management experience within Africa, including previously as CFO at MTN South Africa and CEO for MTN Cameroon, the first woman appointed to a CEO position by the MTN Group.
Carel A.T. Smit (62) B.Compt, CTA, University of the Free State; Higher Diploma in Tax Law, University of the Witwatersrand, CA (SA)
Mr. Smit was appointed as a non-executive director of Gold Fields with effect from 1 June 2023. He spent 35 years with KPMG, including as its
Head of Energy and Natural Resources in Africa, and has extensive experience in audit, tax and advisory with a strong focus on the mining sector across Africa, South America, and Australia.
Executive Committee
Kelly Carter (46) LLB (Hons), University of Bristol, UK; GAICD
Executive Vice-President: Legal and Governance. Ms. Carter joined Gold Fields in 2011, holding prior roles in legal, compliance, and corporate affairs as part of the Australian executive team prior to her current appointment in 2023. Ms. Carter is a dual-qualified lawyer having over
20 years’ legal experience in both the UK and Australia, with an extensive background across the gold and nickel sectors, including having served as board member and Chair of the Gold Industry Group.
Chris Gratias (52) HBA (Hons with Distinction), Western University, Canada
Executive Vice President: Strategy & Corporate Development. Mr. Gratias joined Gold Fields in September 2024. He is an experienced global investment banking professional and capital markets executive who has been involved in many of the transformative transactions in the mining industry over the past 25 years. Prior to joining Gold Fields, Mr. Gratias was the Global Head of Mining at CIBC Capital Markets where he led a global team with offices in the major mining centres around the world.
Gerrit Lotz (56) Master’s Degree in Performance, Leadership and Change, University of Johannesburg
Executive Vice President: People (Acting). Mr. Lotz joined Gold Fields in August 2017, and was responsible for leading the human resources function at South Deep. Mr. Lotz has over three decades of experience across human resources consulting, change management, compensation, labour relations and organisational effectiveness, and prior to joining Gold Fields, Mr. Lotz held a Head of Human Resources role at De Beers Consolidated Mine.
Jongisa Magagula (42) B Bus Sci (Hons Finance), Accounting, Economics, Finance, University of Cape Town
Executive Vice-President: External Affairs. Ms. Magagula joined Gold Fields in 2023. Ms. Magagula has 20 years of mining and investment banking experience with a focus on the mining sector, having previously served as the Executive Director for Investor Relations and New
Business Development at African Rainbow Minerals.
Benford Mokoatle (52) BSc (Hons) Geology, University of Cape Town; Post Graduate Diploma Engineering, Wits University; MBA Wits
University; Sustainable Business Strategy, Harvard University
Executive Vice President: South Africa. Mr. Mokoatle joined Gold Fields in 2017 as Vice President and Head of Operations for South Deep,
and in 2022 became the Executive Vice President for South Africa. Mr. Mokoatle is a geologist with over 28 years’ experience in the mining industry, having spent seven years with AngloGold Ashanti and 15 years with De Beers.
Martin Preece (60) B-Tech in Mining, Witwatersrand Technicon, South Africa; Executive Development Programme, Gordon Institute of
Business Science (GIBS); Accelerated Development Programme, London Business School
Chief Operating Officer. Mr. Preece joined Gold Fields as Executive Vice President: South Africa in May 2017, leading the successful ramp-up of the South Deep mine, before serving as Interim Chief Executive Officer and Executive Director in 2023. Mr. Preece has 40 years of mining experience, having held a number of operational, technical and managerial positions at various operations across De Beers prior to becoming the Chief Operating Officer for the De Beers Group.

85
Luis A. Rivera (59) Bachelor’s Degree in Geology, the Title of Geological Engineer, Universidad de San Marcos
Executive Vice-President, Americas. Mr. Rivera joined Gold Fields in 2016, prior to which he was the General Manager and Vice-President of
Operations for MMG Las Bambas, the Executive General Manager of Copper Operations for Glencore Peru and Executive General Manager
for Xstrata Copper Operations in Peru. Mr. Rivera has over 35 years’ experience in the copper and gold mining industry, in large open pit copper and gold projects and operations in Peru, Chile and Argentina.
Mariette Steyn (52) B.Eng (Chem), University of Stellenbosch; MDP, Gordon Institute of Business Science
Executive Vice President: People & Sustainability: Ms. Steyn joined Gold Fields in 2024. Prior to her current role, she served as Vice President of Health and Safety Culture at South32, where she also led functions such as Group Risk and Assurance, Group Supply and Regional
Planning and Projects. With a distinguished career spanning 28 years, Ms. Steyn has undertaken various operational, project and functional roles within AngloGold Ashanti, BHP and Samancor across multiple regions, including Australia, Southern Africa, and the Americas.
Francois Swanepoel (52) BEng (Electrical and Electronic Engineering), University of Johannesburg; BSc (Information Technology), University
of Johannesburg
Chief Technical Officer. Mr. Swanepoel joined Gold Fields in 1991. Mr. Swanepoel has more than 30 years’ experience in mining and processing, obtained across Gold Fields’ operations in South Africa, Australia, Ghana, Peru and Chile in a range of operational, project and regional consulting roles. Mr. Swanepoel has been integrally involved in the conceptualisation and development of the Salares Norte operation in Chile, both as study manager and later as the Head of the Technical and Improvement team.
Former Executive Committee Members
Naseem A. Chohan (63) BE (Electronic), University of Limerick
Executive Vice President: Sustainable Development. Mr. Chohan served as Executive Vice President: Sustainable Development from 2010 until 2024. Mr. Chohan was previously engaged as a consultant and, prior to that, spent 25 years in various management and leadership roles at De Beers.
Stuart J. Mathews (64) Master of Science (Geology) from University of Canterbury, New Zealand
Executive Vice-President: Australasia. Mr. Mathews served as Vice President Operations: Australia and Executive Vice President: Australasia
from 2017 until 2024, prior to which he held various roles at Gold Fields, including as the General Manager of Granny Smith. Mr. Mathews is a
geologist, with over 33 years’ experience in multiple mining jurisdictions.
Jacob Ricciardone (45) BEng (Mining Engineering), Western Australian School of Mines; Master of Science –Mineral Economics, Curtin
University; Master of Business Administration, Curtin University
Executive Vice-President: Strategy, Planning and Corporate Development (Acting). Mr. Ricciardone was the Acting Executive Vice-President:
Strategy, Planning and Corporate Development from 2023 until 2024. He previously held the role of Vice President – Strategic Planning for eight years, and was involved in strategy development, acquisitions, and portfolio management.
Joshua Mortoti (52) MSc Mining Engineering, University of Mines and Technology; BSc (Hons) Mechanical Engineering, Kwame Nkrumah
University of Science and Technology; MBA, Henley Management College, UK; ACMA, CGMA
Executive Vice President: West Africa. Mr. Mortoti joined Gold Fields in 2021. Prior to joining Gold Fields, Mr. Mortoti held various roles across the mining industry, including 15 years as regional director of business planning and mine manager of the Ahafo Mine, as well as previously being the general manager of the Akyem Mine and general manager of operations services of Newmont’s Africa region.
Company Secretary
Anré Weststrate (59) BJuris, University of Northwest and LLB, University of Northwest
Company Secretary. Ms. Weststrate joined Gold Fields and became Company Secretary of Gold Fields in 2020. Prior to joining Gold Fields,
Ms. Weststrate was company secretary for SekelaXabiso CA Inc., and legal adviser and company secretary for EVRAZ Highveld Steel and
Vanadium Limited. Ms. Weststrate is an admitted advocate in the High Court of South Africa, and her prior experience includes a career in the public sector as a public prosecutor in the Departments of Justice and National Prosecuting Authority of South Africa.
Employees
The total number of employees, excluding employees of outside contractors who are not on Gold Fields’ payroll, as of the end of fiscal 2024 at each of the operations owned by Gold Fields as of those dates was:

	As of 31 December 2024	(1)(2)

Australia	1,929
South Africa	2,613
West Africa	772
Americas Chile	502
Americas Cerro Corona	404
Americas Canada	203
Corporate office	137	(3)
Total	6,560
Notes:
(1)For the total number of employees as of the end of fiscal 2024 and 2023, see “Integrated Annual Report— Where We Operate”.
(2)The employee numbers presented do not include contractors who are not on the payroll. For the number of contractors at Gold Fields’ operations as of the end of fiscal 2024 and 2023, see “Integrated Annual Report—Where We Operate”.
(3)Includes the Gold Fields offshore team reporting to the head corporate office and excludes non-executive directors.

86
Safety
The following tables set out the number of fatalities, serious injuries and the safety engagement rate for Gold Fields’ mining operations for the periods indicated. The safety engagement rate is determined by the number of safety engagements per 1,000 hours worked. For a discussion on Gold Fields’ safety initiatives, including its safety transformation plan, see “Integrated Annual Report—Strategic pillar 1—Building a safe and respectful workplace”.
Australia

	Year Ended 31 December
	2024	2023	2022

Fatalities	1	0	1
Serious Injuries	0	0	2
Safety Engagement Rate	8.33	9.75	9.27
South Africa

	Year Ended 31 December
	2024	2023	2022

Fatalities	1	0	0
Serious Injuries	1	4	2
Safety Engagement Rate	8.07	8.40	1.10
Ghana

	Year Ended 31 December
	2024		2023	2022

Fatalities	0		2	0
Serious Injuries	2		2	1
Safety Engagement Rate	1.93	(1)	24.63	22.39
Peru(2)

	Year Ended 31 December
	2024	2023	2022

Fatalities	0	0	0
Serious Injuries	0	0	0
Safety Engagement Rate	4.96	4.88	1.87
Note:
(1)The calculation methodology for Ghana was reviewed in fiscal 2024 to align it to other Gold Fields operations.
(2)Excludes Salares Norte.

87
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
A list of the individuals and organisations holding, to the knowledge of management, directly or indirectly, 3% or more of its issued share capital as of 31 December 2024 is set forth below.

	Ordinary shares	Percentage

Beneficial owner
Public Investment Corporation	189,528,728	21.18%
Blackrock, Inc.(1)	65,070,419	7.3%
Van Eck Global	39,430,264	4.41%
Note:
(1)As of 30 September 2024. On 8 November 2024, BlackRock Inc. filed an Amendment to Schedule 13G with the SEC reporting that, as of 30 September 2024, 65,070,419 ordinary shares representing 7.3% of the issued share capital were beneficially owned by BlackRock Inc. and its subsidiaries.
To the knowledge of management, none of the above shareholders hold voting rights which are different from those held by Gold Fields’ other shareholders.
The table below shows the significant changes in the percentage of ownership by Gold Fields’ major shareholders, to the knowledge of
Gold Fields’ management, during the past three fiscal years.

	Beneficial ownership as of 31 December
	2024		2023		2022
	(%)		(%)		(%)

Beneficial owner
Public Investment Corporation	21.18		15.65		9.47
Blackrock, Inc.	7.3	(1)	9.3	(2)	9.2	(3)
Van Eck Global	4.41		5.44		5.66
Notes:
(1)As of 30 September 2024. On 8 November 2024, BlackRock, Inc. filed an Amendment to Schedule 13G with the SEC reporting that, as of 30 September 2024, 65,070,419 ordinary shares representing 7.3% of the issued share capital were beneficially owned by BlackRock Inc. and its subsidiaries.
(2)On 7 February 2024, BlackRock, Inc. filed an Amendment to Schedule 13G with the SEC reporting that, as of 31 December 2023, 83,193,326 ordinary shares representing 9.3% of the issued share capital were beneficially owned by BlackRock Inc. and its subsidiaries.
(3)On 24 January 2023, BlackRock Inc. filed an Amendment to Schedule 13G with the SEC reporting that, as of 31 December 2022, 82,337,853 ordinary shares representing 9.2% of the issued share capital were beneficially owned by BlackRock Inc. and its subsidiaries.
As of 1 February 2025, the issued share capital of Gold Fields consisted of 895,024,247 ordinary shares.
As of 28 February 2025, 898 record holders of Gold Fields’ ordinary shares, holding an aggregate of 173,212,865 ordinary shares (19%), including shares underlying Gold Fields’ ADRs, were listed as having addresses in the United States.
Related Party Transactions
Between 1 January 2025 and 27 March 2025, none of the directors, officers or major shareholders of Gold Fields or, to the knowledge of Gold
Fields’ management, their families, had any interest, direct or indirect, in any transaction or in any proposed transaction which has affected or will materially affect Gold Fields or its investment interests or subsidiaries, except as disclosed in “Annual Financial Report—Notes to the
Consolidated Financial Statements—Note 43. Related Parties”, as required by IFRS Accounting Standards as issued by the International
Accounting Standards Board (IASB), including for fiscal 2024.

88
The listing
The Company’s shares trade on the Johannesburg Stock Exchange Limited (JSE) under the abbreviated name “GFIELDS” and the short code
“GFI”. The Company’s ADSs trade on the New York Stock Exchange (NYSE) under the trading symbol “GFI”.

89
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
and
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
•issues in respect of a rights offer; and
•issues which do not require the approval of shareholders in terms of the Companies Act or the JSE Listings Requirements,
•without shareholder approval.
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

90
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
At the annual general meeting held on 30 May 2024, Gold Fields’ shareholders authorised, subject to certain conditions, Gold Fields’
directors to allot and issue (as they in their discretion think fit) or grant options over shares representing not more than 5% of the number of ordinary shares in the issued share capital of the Company, which constituted 44,398,152 ordinary shares (excluding any shares approved to be allotted and issued by the Company in terms of any share plan or incentive scheme for the benefit of employees).
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
The annual general meeting deals with and disposes of all matters prescribed by the Gold Fields MOI and the Companies Act, including:
•the presentation of the directors’ report, the audited financial statements for the immediately preceding financial year, the audit committee report, the remuneration report and the social ethics and transformation committee report;
•the election of directors;
•the appointment of an auditor and an audit committee; and
•the appointment of the social ethics and transformation committee.

91
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
Employee Share Scheme
The Companies Act permits the establishment of employee share schemes, whether by means of a trust or otherwise, for the purpose of offering participation therein solely to employees, including salaried directors, officers and other persons closely involved in the business of the Company or a subsidiary of the Company, either by means of the issue of or grant of purchased shares in the Company or by the grant of options for shares in the Company.
Purchase of Shares
Gold Fields or any subsidiary of Gold Fields may, if authorised by special resolution by way of a general approval, acquire ordinary shares in the capital of Gold Fields in accordance with the Companies Act and the JSE Listings Requirements, provided among other things that:
•the number of its own ordinary shares acquired by Gold Fields in any one financial year shall not exceed 5% of the ordinary shares in issue at the date on which this resolution is passed;
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
•the price paid per ordinary share may not be greater than 10% above the weighted average of the market value of the ordinary shares for the five business days immediately preceding the date on which an acquisition is made; and
•the number of shares acquired by subsidiaries of Gold Fields shall not exceed 10% in the aggregate of the number of issued shares in
Gold Fields.
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

92
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
Gold Fields Group Share Dealings and Market Abuse Policy
Gold Fields has adopted the Gold Fields Group Share Dealings and Market Abuse Policy, which sets out requirements in relation to dealings in Gold Fields securities by Directors, Executive Committee members and certain other employees, which is designed to ensure compliance with applicable insider trading and market abuse regulations.
Material Contracts
Osisko Arrangement Agreement
On 12 August 2024, Gold Fields, through its wholly-owned subsidiaries, entered into a definitive arrangement agreement (the Arrangement
Agreement) with Osisko pursuant to which Gold Fields agreed to acquire all of the issued and outstanding common shares in the capital of
Osisko in an all-cash transaction (Osisko Transaction) by way of a court-approved plan of arrangement under section 182 of the Business
Corporations Act (Ontario). Under the terms of the Osisko Transaction, Gold Fields agreed to acquire Osisko shares for a consideration of
C$4.90 per Osisko share in cash, representing total consideration of C$2.06 billion on a fully diluted basis.
The Osisko Transaction was subject to certain conditions precedent set out in the Arrangement Agreement, including, among others, approval of the arrangement by the Ontario Superior Court of Justice, regulatory approvals (including under the Canadian Competition Act)
and approval of the arrangement by: (i) two-thirds of the votes cast by the Osisko shareholders; and (ii) a simple majority of the votes cast by the Osisko minority shareholders, excluding certain related parties as prescribed by Multilateral Instrument 61-101 – Protection of Minority
Security Holders in Special Transactions, in each case, voting in person or by proxy at a special meeting of Osisko shareholders. In addition, the Arrangement Agreement provided for customary representations and warranties and covenants. All conditions precedent were met and the Osisko Transaction closed on 28 October 2024.
2024 Bridge Facilities
On 18 October 2024, Windfall Mining Group Inc., Gold Fields Orogen Holding (BVI) Limited, Gold Fields, Gold Fields Holdings Company
Limited, The Bank of Nova Scotia, Citibank, N.A., London Branch and Royal Bank of Canada entered into a U.S.$500 million Multicurrency
Bridge Facility Agreement and a U.S.$250 million Multicurrency Parallel Bridge Facility Agreement (the 2024 Bridge Facilities). The purpose of the 2024 Bridge Facilities was the following to: (i) finance in whole or in part any and all payments related to the acquisition of Osisko; (ii) pay fees, costs and expenses incurred by any member of the Gold Fields Group or Osisko in connection with the Osisko acquisition; and (iii)
refinance any amounts outstanding under or in respect of the 4.75% convertible senior unsecured debenture bearing a principal NSR amount of U.S.$154 million issued by Osisko and held by 1335088 B.C. Ltd., a wholly-owned subsidiary of Northern Star Resources Ltd.
The 2024 Bridge Facilities have total commitments of U.S.$750 million with C$ as an optional currency for loans. The tenor of the 2024
Bridge Facilities is 364 days from the effective date of 18 October 2024, with an option to extend the termination date by six months (at the discretion of the banks). The 2024 Bridge Facilities bear interest at SOFR (for U.S. dollar borrowings) or CORRA (for Canadian dollar borrowings) plus a margin per annum starting at 0.75% and increasing on a quarterly basis up to 1.60% during the tenor of facilities. The facilities also bear a commitment fee of 20% of the initial margin accruing on each lender's unused and uncancelled commitment during the availability period of the facilities.
The performance by each borrower of its obligations and liabilities under the 2024 Bridge Facilities will be guaranteed by Gold Fields and certain of its subsidiaries.
The outstanding borrowings under the 2024 Bridge Facilities were C$1,034.3 million (U.S.$719.1 million) as at 31 December 2024.
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
The 2023 Credit Facility Agreement is for a principal loan amount of U.S.$1.2 billon, with an option to increase the facility by up to
U.S. $400 million (at the discretion of the banks), and will mature in five years, with an option to extend through two one-year extensions.
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

93
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
On 25 May 2024, Gold Fields exercised the first extension option, and the termination date of the facility commitments was extended as follows: U.S.$83.3 million to 25 May 2028 and U.S.$1,116.7 million to 25 May 2029.
The outstanding borrowings under the 2023 Credit Facility Agreement were U.S.$1,034.5 million as at 31 December 2024.
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
The 2023 A$ Syndicated Facility Agreement has a principal loan amount of A$500 million, with an option to increase the facility by up to
A$100 million (at the discretion of the banks), and a maturity of five years. The 2023 A$ Syndicated Facility Agreement bears interest at the
BBSY Bid plus a margin of 1.75% per annum, subject to rating margin adjustments and sustainability margin adjustments and a commitment fee of 40% of the applicable margin accruing on each lender's unused and uncancelled commitment. Gold Fields will benefit from a lower margin depending on the fulfilment of the sustainability linked KPIs under the 2023 A$ Syndicated Facility Agreement. Conversely, Gold
Fields will pay a premium on its margin if the KPIs are not met.
The performance by each borrower of its obligations and liabilities under the 2023 A$ Syndicated Facility Agreement will be guaranteed by
Gold Fields Limited and certain of its subsidiaries.
The outstanding borrowings under the 2023 A$ Syndicated Facility Agreement were A$340 million (U.S.$210.6 million) as at 31 December
2024.
2023 ZAR Revolving Credit Facilities
In April and May 2023, Gold Fields Limited, Gold Fields Operations Limited, GFI Joint Venture Holdings Proprietary Limited, Gold Fields
Orogen Holding (BVI) Limited and Gold Fields Holdings Company Limited entered into four five-year revolving credit facility agreements with, respectively, FirstRand Bank Limited (acting through its Rand Merchant Bank division), ABSA Bank Limited (acting through its Corporate and
Investment Banking Division), Nedbank Limited (acting through its Nedbank Corporate and Investment Banking Division) and The Standard
Bank of South Africa Limited for an aggregate amount of R2.5 billion (the 2023 ZAR RCFs). The 2023 ZAR RCFs shall be used to fund capital expenditure as well as general corporate and working capital requirements of the Gold Fields Group.
Key terms of the 2023 ZAR RCFs are:

	RMB	ABSA	Nedbank	Standard Bank

Total commitment (Rand)	1 billion	500 million	500 million	500 million
Tenor	5 years	5 years	5 years	5 years
Base Rate	JIBAR	JIBAR	JIBAR	JIBAR
Margin	1.90%	1.90%	2.00%	1.95%
Commitment Fee	0.53%	0.57%	0.60%	0.59%
The performance by each borrower of its obligations and liabilities under the 2023 ZAR RCFs will be guaranteed by Gold Fields Limited and certain of its subsidiaries.
During the last quarter of 2023, the parties to the 2023 ZAR RCFs entered into Amendment and Restatement Agreements relating to the
2023 ZAR RCFs to permit for the Windfall Amendments under the 2023 U.S.$ Credit Facility Agreement.
The outstanding borrowings under the 2023 ZAR RCFs were nil as at 31 December 2024.
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

94
The final maturity date of the Ghana Revolving Credit Facility was 13 October 2024.
On 28 June 2023, the parties to the Ghana Revolving Credit Facility entered into a Seventh Amendment and Restatement Agreement that provides for the transition from LIBOR to the Compounded Reference Rate as the basis for calculating the interest rate under the Ghana
Revolving Credit Facility.
On 13 October 2024, the final maturity date of the Ghana Revolving Credit Facility was extended to 13 April 2025.
The outstanding borrowings under the Ghana Revolving Credit Facility were nil on 31 December 2024 and nil on 31 December 2023.
Other Credit Facilities
For more information on Gold Fields’ other credit facilities, see “Annual Financial Report—Notes to the Consolidated Financial Statements—
Note 27. Borrowings”.
Management and Other Compensatory Plans and Arrangements
See “Governance and Remuneration Report—Implementation Report—LTI Plan”, “Governance and Remuneration Report—Implementation
Report—STI Plan”, “Governance and Remuneration Report—Remuneration Policy—2024 Remuneration Framework—Executive Minimum
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
In fiscal 2024, BNYM paid U.S.$2.3 million to Gold Fields as reimbursement for costs incurred over the year in connection with the ADR programme.
Recent Developments
On 7 March 2025, Gold Fields (through its wholly owned subsidiary, Gruyere Holdings Pty Ltd) provided a non-binding, indicative and conditional proposal to the board of directors of Gold Road to acquire 100% of the issued and outstanding share capital in Gold Road by way of a scheme of arrangement. The Proposed Gold Road Acquisition would consolidate Gold Fields’ ownership of the Gruyere gold mine in
Western Australia, which is currently a 50/50 joint venture between Gold Fields and Gold Road and managed by Gold Fields. Gold Fields announced the Proposed Gold Road Acquisition on 24 March 2025 (the Announcement).
The Proposal to acquire Gold Road was for a cash consideration of A$3.05 per share as of 7 March 2025. The consideration comprised a fixed portion of A$2.27 per share plus a variable portion equal to the value of each shareholders’ proportion of Gold Road’s shareholding in
De Grey Mining Ltd (De Grey) (Offer Price). The Offer Price values Gold Road’s equity at A$3.3 billion and implies a total enterprise value of
A$2.4 billion based on Gold Road’s closing share price on 21 March 2025 of A$2.38 per share. Gold Fields is confident in its ability to finance the Proposed Gold Road Acquisition in line with the Group's capital allocation framework.

95
During initial engagement between 7 March 2025 and the date of the Announcement, the proposal was rejected by the Gold Road board of directors. Gold Fields will continue to seek the engagement of the Gold Road board of directors and its shareholders to consider the merits of the Proposed Gold Road Acquisition. However, there is no certainty that Gold Fields will be able to successfully complete the Proposed Gold
Road Acquisition on similar terms as the initial proposal, if at all.
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
Acquisitions of shares or assets of South African companies by non-South African purchasers solely for a cash consideration equal to the fair value of the shares or assets will generally be permitted by the SARB pursuant to South African exchange control regulations. An acquisition of shares or assets of a South African company by a non-South African purchaser for a non-cash consideration, including shares in a non-
South African company, may be refused by the SARB. If SARB approval is refused, the acquisition of the shares or assets of a South African company may not be implemented.
Subject to the above limitations, there are no restrictions on equity investments in South African companies and a foreign investor may invest freely in the ordinary shares and ADSs of Gold Fields.
Share certificates held by non-resident Gold Fields shareholders will be marked with “non-resident.” However, physical marking is not necessary for dematerialised shares or those held in a central securities depository. The same endorsement, however, will not be applicable to ADSs of Gold Fields held by non-resident shareholders.
In respect of shares which have been duly obtained and endorsed by non-residents, there are no exchange control restrictions on the remittance in full of dividends declared out of trading profits to non-residents of the CMA by Gold Fields.
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
A non-resident investor generally does not pay any South African taxes other than securities transfer tax when it purchases Gold Fields’
ordinary shares or ADSs. During the period that the non-resident investor owns the Gold Fields’ ordinary shares or ADSs the non-resident investor may receive dividends. For information on the tax consequences of the receipt of dividends, see “—Additional Information—Taxation
—Certain South African Tax Considerations—Tax on Dividends”. Where the non-resident investor sells the Gold Fields’ ordinary shares or
ADSs then capital gains tax may be applicable. See “—Additional Information—Taxation—Certain South African Tax Considerations—Capital
Gains Tax” and “—Additional Information—Taxation—Certain South African Tax Considerations—Securities Transfer Tax”.

96
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
Income Tax
Non-residents are subject to income tax on any amounts received by or accrued to them from a source within South Africa (subject to relief which may be available in terms of domestic exemptions and/or applicable double taxation agreements).
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
STT is levied on the taxable amount of a security. The taxable amount of a listed security is the greater of:
•the consideration for the security declared by the transferee; or
•if no amount of consideration is declared, or if the amount declared is lower than the lowest price of that security, the closing price of that security.
In the case of a transfer of a listed security, either the member or the participant is liable for the tax, which may be recovered from the person to whom the security is transferred. The tax must be paid within a period of 14 days from the end of the month during which the transfer is effected.
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

97
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
Gold Fields does not believe that it was a PFIC within the meaning of Section 1297 of the Code for its 2024 taxable year and does not expect to be a PFIC for its current taxable year or in the foreseeable future. However, Gold Fields’ possible status as a PFIC must be determined annually and, therefore, may be subject to change. If Gold Fields were to be treated as a PFIC, U.S. Holders of ordinary shares or ADSs would be required (i) to pay a special U.S. addition to tax on certain distributions and gains on sale and (ii) to pay tax on any gain from the sale of ordinary shares or ADSs at ordinary income (rather than capital gains) rates in addition to paying the special addition to tax on this gain.
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

98
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
taxes are withheld (if any). However, recent notices from the IRS (the Notices) indicate that the U.S. Treasury and the IRS are considering proposing amendments to the Final FTC Regulations and allowing taxpayers, subject to certain conditions, to defer the application of many aspects of the Final FTC Regulations until the date when a notice or other guidance withdrawing or modifying this temporary relief is issued
(or any later date specified in such notice or other guidance).
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
Taxation of a Sale or Other Disposition
Upon a sale or other disposition of ordinary shares or ADSs, other than an exchange of ADSs for ordinary shares and vice versa, you will generally recognise a capital gain or loss for U.S. federal income tax purposes equal to the difference between the amount realised and your adjusted tax basis in the ordinary shares or ADSs, in each case as determined in U.S. dollars. This capital gain or loss will be a long-term capital gain or loss if your holding period in the ordinary shares or ADSs exceeds one year. However, regardless of your actual holding period, any loss may be treated as long-term capital loss to the extent you receive a dividend that qualifies for the reduced rate described above under “—Additional Information—Taxation—U.S. Federal Income Tax Considerations—Taxation of Dividends” and also exceeds 10% of your basis in the ordinary shares. Any gain or loss will generally be a U.S. source. You should consult your tax adviser about how to account for proceeds received on the sale or other disposition of ordinary shares that are not paid in U.S. dollars.
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

99
Controls and procedures
(a)  Disclosure Controls and Procedures
Gold Fields has carried out an evaluation, under the supervision and with the participation of management, including the Chief Executive
Officer and Chief Financial Officer of Gold Fields, of the effectiveness of the design and operation of Gold Fields’ disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this annual report. Based upon that evaluation,
Gold Fields’ Chief Executive Officer and Chief Financial Officer concluded that, as of 31 December 2024, Gold Fields’ disclosure controls and procedures were effective.
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
•provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with
IFRS Accounting Standards as issued by the IASB, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and
•provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of the company’s assets that could have a material effect on the consolidated financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Gold Fields’ management assessed the effectiveness of its internal control over financial reporting as of 31 December 2024. In making this assessment, Gold Fields’ management used the criteria established in the Internal Control-Integrated Framework (2013) issued by the
Committee of Sponsoring Organisations of the Treadway Commission (COSO). Based upon its assessment, Gold Fields’ management concluded that, as of 31 December 2024, its internal control over financial reporting is effective based upon those criteria.
(c)  Attestation Report of the Registered Public Accounting Firm:
PricewaterhouseCoopers, Inc., an independent registered public accounting firm that audited the consolidated financial statements included in this annual report on Form 20-F, has issued an attestation report on management’s assessment of Gold Fields’ internal control over financial reporting as of 31 December 2024.
See “Annual Financial Report—Report of Independent Registered Public Accounting Firm”.
(d)  Changes in Internal Control Over Financial Reporting
Gold Fields completed the acquisition of Osisko Mining Inc. (Osisko) on 25 October 2024, consolidating 100% ownership of the Windfall project. Following the acquisition, Osisko was renamed to Windfall Mining Inc. / Groupe Minier Windfall Inc. (Windfall Mining). Windfall Mining’s
operations and related controls are in the process of being integrated into Gold Fields’ existing control environment. As permitted under SEC guidance for recently acquired businesses, management has excluded Windfall Mining from its assessment of Internal Control over Financial
Reporting (ICFR).
Windfall Mining accounted for 17% of Gold Fields’ consolidated total assets and nil% of Gold Fields’ consolidated total revenues as of and for the fiscal year ended 31 December 2024.
Gold Fields is engaged in refining and harmonising the internal controls and processes of Windfall Mining's operations into Gold Fields’ ICFR framework and addressing any identified deficiencies. Management intends to disclose material changes resulting from the integration within or prior to the time of the first ICFR assessment that is required to include Windfall Mining.
Except as described above, there were no changes to Gold Fields’ ICFR during the period covered by this report that have materially affected, or are reasonably likely to materially affect, Gold Fields’ internal control over financial reporting.

100
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

101
Principal accountant fees and services
PricewaterhouseCoopers, Inc., Johannesburg, South Africa served as Gold Fields’ principal accountant for 2024, 2023 and 2022. Set forth below are the fees for audit and other services for fiscal 2024, 2023 and 2022.

	Year ended 31 December
	2024	2023	2022
	(U.S.$ million)

Audit fees	4.2	3.5	3.9
Audit-related fees	—	—	—
Tax fees	—	—	—
All other fees	0.4	0.4	0.5
Total	4.6	3.9	4.4
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
All other fees consist of fees for all other services not included in any of the other categories noted above. All of the above fees were pre-
approved by the Audit Committee.
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
When engaging the external auditor for permissible non-audit services (audit-related services, tax services and all other services), pre-
approval is obtained prior to the commencement of the services.

102
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
•The NYSE Listing Standards require that the non-management directors of U.S. listed companies meet at regularly scheduled non-
executive sessions without management. The JSE Listing Requirements do not require such meetings of listed company non-executive directors. Gold Fields’ non-management directors do however meet regularly without management.
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
•The NYSE Listings Standards require U.S. listed companies to have an audit committee composed entirely of independent directors. The
South African Companies Act requires that the audit committee be approved by shareholders on an annual basis at a company’s annual general meeting. The JSE Listings Requirements also require an audit committee must be composed entirely of independent non-executive directors and must have a minimum of three members. Gold Fields has appointed an Audit Committee, currently comprising four board members, all of whom are non-executive and independent, as defined under both the JSE Listings Requirements and the NYSE Listing
Requirements.
•The South African Companies Act requires South African listed companies to have a Social and Ethics Committee. Gold Fields has appointed a Social, Ethics and Transformation Committee, which is currently comprising five directors, the majority of whom are non-
executive and independent, as defined under both the JSE Listings Requirements and the NYSE Listing Requirements.

103
Exhibits
The following instruments and documents are included as Exhibits to this annual report.

104

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

4.4
Gruyere Syndicated Facility between Gold Fields Limited, Gruyere Holdings Pty Ltd, certain wholly owned subsidiaries of Gold
Fields, the Mandated Lead Arranger and Bookrunner listed in Part II of Schedule 1, the Mandated Lead Arrangers listed in Part
III of Schedule 1, the Original Lenders listed in Part IV of Schedule 1 and the Commonwealth Bank of Australia as Agent, dated
26 September 2023 (incorporated by reference to Exhibit 4.4 to the annual report on Form 20-F (File No. 1-31318), filed by
Gold Fields with the Securities and Exchange Commission on 28 March 2024)

4.5
Seventh Amendment and Restatement Agreement relating to a U.S.$100 million Revolving Credit Facility Agreement originally dated 22 December 2010, as amended and restated on 6 May 2014, 28 October 2016, 12 June 2017, 22 March 2018, 30
November 2018 and 27 September 2021 between Gold Fields Ghana Limited, Abosso Goldfields Limited, The Standard Bank
of South Africa Limited (acting through its Isle of Man Branch) and The Standard Bank of South Africa (acting through its
Corporate and Investment Banking Division), dated 28 June 2023 (incorporated by reference to Exhibit 4.5 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on 28 March 2024)

4.6
U.S.$1,200 million Credit Facility Agreement between Gold Fields Limited, Gold Fields Orogen Holdings (BVI) Limited, certain wholly owned subsidiaries of Gold Fields, the Mandated Lead Arrangers and Bookrunners listed in Part II of Schedule 1, the
Mandated Lead Arrangers listed in Part III of Schedule 1, the Original Lenders listed in Part IV of Schedule 1 and MUFG Bank,
LTD., dated 25 May 2023, as amended and restated on 26 October 2023 (incorporated by reference to Exhibit 4.6 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on 28 March
2024)

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

105

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

4.11
Arrangement Agreement between Osisko Mining Inc., Gold Fields Holdings Company Limited and Gold Fields Windfall
Holdings Inc., dated 12 August 2024 (incorporated by reference to Exhibit 4.11 to the report on Form 6-K (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on 27 March 2025)

4.12
U.S.$500 million Multicurrency Bridge Facility Agreement between Gold Fields, Gold Fields Orogen Holding (BVI) Limited,
Gold Fields Holdings Company Limited, The Bank of Nova Scotia, Citibank, N.A., London Branch and Royal Bank of Canada,
dated 18 October 2024 (incorporated by reference to Exhibit 4.12 to the report on Form 6-K (File No. 1-31318), filed by Gold
Fields with the Securities and Exchange Commission on 27 March 2025)

4.13
U.S.$250 million Multicurrency Parallel Bridge Facility Agreement between Windfall Mining Group Inc., Gold Fields Orogen
Holding (BVI) Limited, Gold Fields, Gold Fields Holdings Company Limited, The Bank of Nova Scotia, Citibank, N.A., London
Branch and Royal Bank of Canada, dated 18 October 2024 (incorporated by reference to Exhibit 4.13 to the report on Form 6-K
(File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on 27 March 2025)

8.1	List of subsidiaries of the registrant
11.1	Gold Fields Group Share Dealings and Market Abuse Policy
12.1	Certification of Chief Executive Officer
12.2	Certification of Chief Financial Officer
13.1	Certification of Chief Executive Officer
13.2	Certification of Chief Financial Officer
96.1	Technical Report Summary – South Deep Gold Mine
96.2
Technical Report Summary – Tarkwa Gold Mine (incorporated by reference to Exhibit 96.2 to the report on Form 6-K (File No.
1-31318), filed by Gold Fields with the Securities and Exchange Commission on 30 March 2023)

96.3	Technical Report Summary – St. Ives Gold Mine
96.4	Technical Report Summary – Salares Norte Mine
97.1
Gold Fields Limited Incentive-Based Remuneration Clawback Policy, effective 1 December 2023 (incorporated by reference to
Exhibit 97.1 to the annual report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange
Commission on 28 March 2024)

101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Linkbase Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

106
Signatures
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.
Gold Fields Limited

/s/ Mike Fraser
Name: Mike Fraser
Title: Chief Executive Officer
Date: 27 March 2025