Form 20-F
period 2025-12-31
GOLD FIELDS LTD
filed 2026-03-30
CIK 1172724

As filed with the Securities and Exchange Commission on 30 March 2026

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________
Form 20-F
_______________________
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 31 December 2025
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
EVP Legal & Governance
Tel: +61 8 9211 9252
kelly.carter@goldfields.com
150 Helen Road
Sandown, Sandton, 2196
South Africa
Michael Z. Bienenfeld
Igor Rogovoy
Linklaters LLP
Tel: +44-20 7456 2000
20 Ropemaker Street
London EC2Y 9AR
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

Gold Fields’ Operations

i
Form 20-F Cross Reference Guide

Item	Form 20-F Caption	Location in this document	Page

1	Identity of directors, senior management and advisers	NA	—
2	Offer statistics and expected timetable	NA	—
3	Key information
	(b)Capitalisation and indebtedness	NA	—
	(c)Reasons for the offer and use of proceeds	NA	—
	(d)Risk factors	Further Information—Risk Factors	1-27
4	Information on the Company
	(a)History and development of the Company	Presentation of Financial and Other Information	ix-x
		Further Information—Information on the Company—Organisational Structure	28-29
		Annual Financial Report—Accounting Policies	AFR 50-68
		Further Information—Additional Information—Memorandum of Incorporation—General	88
		Integrated Annual Report—Administration and Corporate Information	IAR 121
		Integrated Annual Report—Business Model	IAR 66-67
		Integrated Annual Report—Chairperson’s Report	IAR 9-10
		Integrated Annual Report—Performance of Our Operations	IAR 75-79
		Annual Financial Report—Directors’ Report—Significant Announcements in 2025	AFR 12-13
		Annual Financial Report—Management’s Discussion and Analysis of the Financial Statements—Overview	AFR 15
		Annual Financial Report—Management’s Discussion and Analysis of Financial Statements—Additions to Property, Plant and Equipment	AFR 36
		Further Information—Description of Mining Business—Capital Expenditure	64
		Integrated Annual Report—Chief Executive Officer’s Report	IAR 31-33
		Further Information—Description of Mining Business—The Gold Mining Industry—Outlook and guidance for 2026	67
		Further Information—Additional Information—Taxation—Documents on Display	98
	(b)Business overview	Gold Fields’ Operations	Back of cover
		Further Information—Information on the Company—Summary Disclosure of Mining Operations Pursuant to Item 1303 of Regulation S-K under the Securities Act	29-38
		Further Information—Information on the Company—Individual Property Disclosure Pursuant to Item 1304 of Regulation S-K under the Securities Act	39-61
		Integrated Annual Report—Who We Are	IAR 3-7

ii
Form 20-F Cross Reference Guide continued

Item	Form 20-F Caption	Location in this document	Page

		Integrated Annual Report—Chief Executive Officer’s Report	IAR 31-33
		Integrated Annual Report—Performance of Our Operations	IAR 75-79
		Integrated Annual Report—Operating Environment	IAR 34-37
		Integrated Annual Report—Commitment to Responsible Mining	IAR 69-70
		Integrated Annual Report—Doing Business Ethically	IAR 11
		Integrated Annual Report—How Good Governance Creates Value	IAR 12
		Integrated Annual Report—Governance Framework	IAR 13
		Integrated Annual Report—Stakeholders	IAR 38-43
		Integrated Annual Report—Application of King IV within Gold Fields	IAR 115-117
		Annual Financial Report—Management’s Discussion and Analysis of the Financial Statements—Results for the period – years ended 31 December 2025 and 31 December 2024	AFR 24-34
		Annual Financial Report—Directors’ Report—Environmental Obligations	AFR 14
		Annual Financial Report—Statement of Financial Position—Provision for Environmental Rehabilitation Costs	AFR 41
		Annual Financial Report—Accounting Policies—Basis for Preparation —Provision for Environmental Rehabilitation Costs	AFR 57
		Further Information—Description of Mining Business	63-67
		Further Information—Description of Mining Business—The Gold Mining Industry	66
		Further Information—Environmental and Regulatory Matters	68-81
	(c)Organisational structure	Further Information—Information on the Company—Organisational Structure	28-29
	(d)Property, plant and equipment	Further Information—Information on the Company—Summary Disclosure of Mining Operations Pursuant to Item 1303 of Regulation S-K under the Securities Act	29-38
		Further Information—Information on the Company—Individual Property Disclosure Pursuant to Item 1304 of Regulation S-K under the Securities Act	39-61
		Further Information—Information on the Company—Internal Controls Disclosure Pursuant to Item 1305 of Regulation S-K under the Securities Act	62
		Annual Financial Report—Management’s Discussion and Analysis of the Financial Statements	AFR 15-45
		Annual Financial Report—Accounting Policies—Property, Plant and Equipment	AFR 60-62
		Annual Financial Report—Notes to the Consolidated Financial Statements—Note 17. Property, Plant and Equipment	AFR 87

iii
Form 20-F Cross Reference Guide continued

Item	Form 20-F Caption	Location in this document	Page

		Integrated Annual Report—Business Model	IAR 66-67
		Integrated Annual Report—Chief Executive Officer’s Report	IAR 31-33
		Further Information—Information on the Company—Summary Disclosure of Mining Operations Pursuant to Item 1303 of Regulation S-K under the Securities Act—Summary of Mineral Resources and Reserves	29-38
		Integrated Annual Report—Stakeholders	IAR 38-43
		Integrated Annual Report—Operating Environment	IAR 34-37
		Integrated Annual Report—Performance of Our Operations	IAR 75-79
		Further Information—Environmental and Regulatory Matters	68-81
4A	Unresolved staff comments	NA	—
5	Operating and financial review and prospects
	(a)Operating results	Annual Financial Report—Management’s Discussion and Analysis of the Financial Statements	AFR 15-45
		Annual Financial Report—Accounting Policies—Foreign Operations	AFR 59
		Annual Financial Report—Notes to the Consolidated Financial Statements—Note 42. Risk Management Activities—Foreign Currency Sensitivity	AFR 120
		Annual Financial Report—Consolidated Statement of Comprehensive Income	AFR 70
		Integrated Annual Report—Operating Environment	IAR 34-37
		Integrated Annual Report—Stakeholders	IAR 38-43
		Further Information—Environmental and Regulatory Matters	68-81
	(b)Liquidity and capital resources	Annual Financial Report—Management’s Discussion and Analysis of the Financial Statements—Liquidity and Capital Resources – years ended 31 December 2025 and 31 December 2024	AFR 35
		Annual Financial Report—Management’s Discussion and Analysis of the Financial Statements—Credit Facilities	AFR 42
		Annual Financial Report—Management’s Discussion and Analysis of the Financial Statements—Working Capital	AFR 42
		Annual Financial Report—Management’s Discussion and Analysis of the Financial Statements—Contractual Obligations, Commitments and Guarantees at 31 December 2025	AFR 43
		Integrated Annual Report—Financial Performance	IAR 72-73
		Annual Financial Report—Notes to the Consolidated Financial Statements—Note 28. Borrowings	AFR 102-104
		Annual Financial Report—Notes to the Consolidated Financial Statements—Note 38. Commitments	AFR 110
		Annual Financial Report—Notes to the Consolidated Financial Statements—Note 41. Financial Instruments	AFR 113-115

iv
Form 20-F Cross Reference Guide continued

Item	Form 20-F Caption		Location in this document	Page

			Annual Financial Report—Notes to the Consolidated Financial Statements—Note 42. Risk Management Activities	AFR 116-122
			Annual Financial Report—Notes to the Consolidated Financial Statements—Note 43. Capital Management	AFR 123
	(c)Research and development, patents and licences, etc.		NA	—
	(d)Trend information		Annual Financial Report—Management’s Discussion and Analysis of the Financial Statements—Outlook and Guidance for 2026	AFR 46
			Integrated Annual Report—Our Operating Environment	IAR 34-37
			Integrated Annual Report—Chief Executive Officer’s Report	IAR 31-33
	(e)Off-balance sheet arrangements		Annual Financial Report—Management’s Discussion and Analysis of the Financial Statements—Off-Balance Sheet Items	AFR 42
	(f)Tabular disclosure of contractual obligations		Annual Financial Report—Management’s Discussion and Analysis of the Financial Statements—Contractual Obligations, Commitments and Guarantees at 31 December 2025	AFR 43
	(g)Safe harbour		Forward-Looking Statements	xvii-xxiii
6	Directors, senior management and employees
	(a)Directors and senior management	A n n u a l F i n a n c i a l R e p o r t — C o r p o r a t e G o v e r n a n c e R e p o r t — D i r e c t o r s	Integrated Annual Report—Board of Directors	IAR 14-15
		F u r t h e r I n f o r m a t i o n — D i r e c t o r s , S e n i o r M a n a g e m e n t a n d E m p l o y e e s — D i r e c t o r s	Further Information—Directors, Senior Management and Employees —Directors	82-83
			Further Information—Directors, Senior Management and Employees —Executive Committee	83-84
			Annual Financial Report—Directors’ Report	AFR 10-14
	(b)Compensation		Integrated Annual Report—Remuneration Report	IAR 82-113
			Annual Financial Report—Note 44. Related Parties	AFR 124-127
	(c)Board practices		Further Information—Directors, Senior Management and Employees	82-84
			Integrated Annual Report—Board of Directors	IAR 14-15
			Integrated Annual Report—Remuneration Report	IAR 82-113
			Integrated Annual Report—Board Committees	IAR 19
			Annual Financial Report—Audit Committee Report	AFR 6-9
			Integrated Annual Report—Application of King IV within Gold Fields	IAR 115-117

v
Form 20-F Cross Reference Guide continued

Item	Form 20-F Caption	Location in this document	Page

	(d)Employees	Integrated Annual Report—Our Global Operations	IAR 7
		Integrated Annual Report—Doing Business Ethically	IAR 11
		Integrated Annual Report—How Good Governance Creates Value	IAR 12
		Integrated Annual Report—Governance Framework	IAR 13
		Further Information—Directors, Senior Management and Employees —Employees	84
		Further Information—Directors, Senior Management and Employees —Safety	85
	(e)Share ownership	Annual Financial Report—Directors’ Report—Share Ownership of Directors and Executive Officers	AFR 11
		Integrated Annual Report—Remuneration Report	IAR 82-113
		Annual Financial Report—Notes to the Consolidated Financial Statements—Note 6. Share-based Payments	AFR 75-76
7	Major Shareholders and Related Party Transactions
	(a)Major shareholders	Further Information—Major Shareholders and Related Party Transactions—Major Shareholders	86
		Annual Financial Report—Shareholders’ Information (Unaudited)	AFR 140-141
	(b)Related party transactions	Further Information— Major Shareholders and Related Party Transactions—Related Party Transactions	86
		Annual Financial Report—Notes to the Consolidated Financial Statements—Note 44. Related Parties	AFR 124-127
	(c)Interests of experts and counsel	NA	—
8	Financial information
	(a)Consolidated statements and other financial information	Annual Financial Report—Management’s Discussion and Analysis of the Financial Statements	AFR 15-45
		Annual Financial Report—Consolidated Income Statement	AFR 69
		Annual Financial Report—Consolidated Statement of Comprehensive Income	AFR 70
		Annual Financial Report—Consolidated Statement of Financial Position	AFR 71
		Annual Financial Report—Consolidated Statement of Changes in Equity	AFR 72
		Annual Financial Report—Consolidated Statement of Cash Flows	AFR 73
		Annual Financial Report—Audit Committee Report	AFR 6-9
		Annual Financial Report—Accounting Policies—Basis of Preparation —Provision for Environmental Rehabilitation Costs	AFR 57
		Annual Financial Report—Notes to the Consolidated Financial Statements—Note 29. Provisions	AFR 105-106

vi
Form 20-F Cross Reference Guide continued

Item	Form 20-F Caption	Location in this document	Page

		Annual Financial Report—Notes to the Consolidated Financial Statements—Note 39. Contingent Liabilities	AFR 111-112
		Annual Financial Report—Management’s Discussion and Analysis— Silicosis Settlement Costs Provision	AFR 42
		Annual Financial Report—Directors’ Report—Financial Affairs— Dividend Policy	AFR 11-12
		Integrated Annual Report—Financial Performance	IAR 72-73
	(b)Significant changes	Annual Financial Report—Notes to the Consolidated Financial Statements—Note 40. Events After the Reporting Date	AFR 112
9	The Offer and listing
	(a)Listing details	Further Information—The Listing	87
	(b)Plan of distribution	NA	—
	(c)Markets	Integrated Annual Report—Our Global Operations	IAR 7
		Annual Financial Report—Directors’ Report—Listings	AFR 10
		Annual Financial Report—Administration and Corporate Information	AFR 145
	(d)Selling shareholders	NA	—
	(e)Dilution	NA	—
	(f)Expenses of the issue	NA	—
10	Additional information		—
	(a)Share capital	NA	—
	(b)Memorandum and articles of association	Further Information—Additional Information—Memorandum of Incorporation	88-90
		Further Information—Corporate Governance	103
		Integrated Annual Report—Governance Structure	IAR 16-17
	(c)Material contracts	Further Information—Additional Information—Material Contracts	91-94
	(d)Exchange controls	Further Information—Additional Information—South African Exchange Control Limitations Affecting Security Holders	95
	(e)Taxation	Further Information—Additional Information—Taxation	95-98
	(f)Dividends and paying agents	NA	—
	(g)Statement by experts	NA	—
	(h)Documents on display	Further Information—Additional Information—Taxation—Documents On Display	98
	(i)Subsidiary information	NA	—
	(j) Annual Report to Security Holders	NA	—
11	Quantitative and qualitative disclosures about market risk	Annual Financial Report—Notes to the Consolidated Financial Statements—Note 42. Risk Management Activities	AFR 116-122
12	Description of securities other than equity securities
	(a)Debt securities	NA	—
	(b)Warrants and rights	NA	—
	(c)Other securities	NA	—
	(d)American Depositary Shares	Further Information—Additional Information—Material Contracts— Deposit Agreement	94

vii
Form 20-F Cross Reference Guide continued

Item	Form 20-F Caption	Location in this document	Page

13	Defaults, dividend arrearages and delinquencies	NA	—
14	Material modifications to the rights of security holders and use of proceeds	NA	—
15	Controls and procedures	Further Information—Controls and Procedures	99
		Annual Financial Report— Management’s Discussion and Analysis— Internal Control over Financial Reporting	AFR 45-46
16A	Audit Committee financial expert	Further Information—Audit Committee Financial Expert	100
16B	Code of ethics	Integrated Annual Report—Doing Business Ethically	IAR 11
16C	Principal accountant fees and services	Further Information—Principal Accountant Fees and Services	101
16D	Exemptions from the listing standards for audit committees	NA	—
16E	Purchase of equity securities by the issuer and affiliated purchasers	Further Information—Purchase of Equity Securities by the Issuer and Affiliated Purchasers	102
16F	Change in registrant’s certifying accountant	NA	—
16G	Corporate governance	Further Information—Corporate Governance	103
16H	Mine safety disclosure	NA	—
16I	Disclosure regarding foreign jurisdictions that prevent inspections	NA	—
16J	Insider trading policies	Further Information—Additional Information—Gold Fields Group Share Dealings and Market Abuse Policy	90
16K	Cybersecurity	Annual Financial Report—Audit Committee Report—Information Communication and Technology Governance	AFR 8
		Annual Financial Report—Management’s Discussion and Analysis of the Financial Statements—Technology and Cybersecurity	AFR 44-45
		Integrated Annual Report—Application of King IV within Gold Fields	IAR 115-117
17	Financial statements	NA	—
18	Financial statements	Annual Financial Report—Report of Independent Registered Public Accounting Firm (PricewaterhouseCoopers, Inc., Johannesburg, South Africa, Audit Firm ID: 1308)	AFR 47-49
		Annual Financial Report—Consolidated Income Statement	AFR 69
		Annual Financial Report—Consolidated Statement of Comprehensive Income	AFR 70
		Annual Financial Report—Consolidated Statement of Financial Position	AFR 71
		Annual Financial Report—Consolidated Statement of Changes in Equity	AFR 72

viii
Form 20-F Cross Reference Guide continued

Item	Form 20-F Caption	Location in this document	Page

		Annual Financial Report—Consolidated Statement of Cash Flows	AFR 73
		Annual Financial Report—Accounting Policies	AFR 50-68
		Annual Financial Report—Notes to the Consolidated Financial Statements	AFR 74-132
19	Exhibits	Exhibits	104-105

ix
Presentation of Financial and Other Information
Financial Information
Gold Fields Limited (Gold Fields or the Company) is a South African company and, in fiscal 2025, 42%, 12%, 23%, 7% and 16% of Gold
Fields’ operations, based on managed gold-equivalent production, were located in Australia, South Africa, Ghana, Peru and Chile, respectively. The Gold Fields consolidated financial statements are presented in U.S. dollars which is the Group’s presentation currency.
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
For Gold Fields’ consolidated financial statements, unless otherwise stated, statement of financial position item amounts are translated from Rand, A$ and CAD to U.S. dollars at the exchange rate prevailing on the statement of financial position date for fiscal 2025 (U.S.
$0.67 per A$1.00, Rand 16.54 per U.S.$1.00 and U.S.$0.73 per CAD1.00 as of 31 December 2025), except for specific items included within shareholders’ equity and the statement of cash flows that are translated at the rate prevailing on the date the relevant transaction was entered into, and income statement item amounts are translated from Rand, A$ and CAD to U.S. dollars at the weighted average exchange rate for each period (U.S.$0.64 per A$1.00, Rand 17.88 per U.S.$1.00 and U.S.$0.72 per CAD1.00 for fiscal 2025).
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
Gold Fields also presents “adjusted free cash flow”, “adjusted free cash flow from operations”, “net debt”, “net debt (excluding lease liabilities)”, “adjusted EBITDA”, “net debt to adjusted EBITDA”, “sustaining and non-sustaining capital expenditure” and “normalised profit”
in this annual report, which are non-IFRS measures. An investor should not consider these items in isolation or as alternatives to cash flow from operating activities, cash and cash equivalents or any other measure presented in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB). Adjusted free cash flow is defined as net cash from operations adjusted for the South Deep BEE Dividend, additions to property, plant and equipment, capital expenditure – working capital, proceeds on disposal of property, plant and equipment, contributions to environmental trust funds and payments of principal lease liabilities as per the consolidated statement of cash flows. Adjusted free cash flow from operations is calculated as cash flow from operating activities less net capital expenditure, environmental payments and lease payments from the eight mining operations. Net debt is defined as total borrowings plus lease liabilities less cash and cash equivalents. Net debt (excluding lease liabilities) is defined as total borrowings less cash and cash equivalents. Adjusted EBITDA is defined as profit or loss for the year adjusted for interest, taxation, amortisation and depreciation and certain other costs. Sustaining capital expenditure represents the majority of capital expenditure at existing operations, including mine development costs, ongoing replacement of mine equipment and other capital facilities and other capital expenditures at existing operations. Non-sustaining capital expenditure represents capital expenditures for major growth projects as well as enhancement capital for significant infrastructure improvements at existing operations. Normalised profit is defined as profit excluding gains and losses on foreign exchange, financial instruments, non-recurring net realisable value adjustments to stockpiles and non-recurring items after taxation and non-controlling interest effect. The definition of the non-IFRS measures set out above may vary significantly between companies, and by themselves do not necessarily provide a basis for comparison with other companies. See “—Glossary of Terms”. For the definitions and reconciliations of these non-IFRS measures to IFRS Accounting Standards as issued by the International Accounting
Standards Board (IASB), see “Annual Financial Report—Management’s Discussion and Analysis of the Financial Statements”.
This annual report also contains data on Gold Fields’ Scope 1, 2 and 3 greenhouse gas (GHG) emissions. Data for Scope 1 and 2 emissions relate to Gold Fields’ own activities and supplied heat, power, and cooling which are measured using data from its own systems, as described in our 2025 Sustainability Report. Scope 3 emissions are indirect emissions other than Scope 2 emissions that result from activities from assets not owned or controlled by Gold Fields. Due to the minimal downstream processing required, gold mining companies’ Scope 3 emissions primarily relate to the organisations upstream supply chain. The processes, methodologies and issues involved in calculating Scope 3 emissions are particularly complex, require the use of a number of key judgements, estimates and

x
Presentation of Financial and Other Information continued
assumptions, and are subject to a range of uncertainties and challenges. For example, unlike reporting standards for Scope 1 and Scope 2 emissions, which are often calculated in accordance with statutory legislation in regions in which Gold Fields operates, Scope 3 emissions are not currently a statutory requirement for the countries in which Gold Fields operates, which may create challenges related to data availability and quality thereby causing an additional degree of inherent risk and uncertainty in any Scope 3 emissions data included in this report.
Operational Information
In this annual report, except where otherwise noted, all production and operating statistics are based on attribution of 100% of Gold
Fields’ total operations, which include production from the Damang and Tarkwa mines in Ghana and from the Cerro Corona mine in Peru,
South Deep in South Africa and Salares Norte in Chile, a portion of which is attributable to the non-controlling shareholders in those mines. For the Gruyere mine in Australia, 100% attribution applies with effect from 26 September 2025.
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
“Adjusted EBITDA” is a non-IFRS measure which means profit or loss for the year adjusted for interest, taxation, amortisation and depreciation and certain other costs. The definition of adjusted EBITDA is as defined in the U.S.$1,200 million sustainably linked revolving credit facility agreement. For the calculation of adjusted EBITDA, refer to “Annual Financial Report—Notes to the Consolidated Financial
Statements—Note 43. Capital management”.
“Adjusted free cash flow” is defined as net cash from operations adjusted for the South Deep BEE Dividend, additions to property, plant and equipment, capital expenditure – working capital, proceeds on disposal of property, plant and equipment, contributions to environmental trust funds, payment of principal lease liabilities, contributions for rehabilitation purposes in Australia and as per the consolidated statements of cash flows which is a non-IFRS measure. An investor should not consider this item in isolation or as an alternative to cash flow from operating activities, cash and cash equivalents or any other measure presented in accordance with IFRS
Accounting Standards as issued by the International Accounting Standards Board (IASB). The definition for the calculation of net cash flow may vary significantly between companies, and by itself does not necessarily provide a basis for comparison with other companies. The following table sets out a reconciliation of Gold Fields’ “net cash from operations” in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB) (refer to the consolidated statement of cash flows) to “adjusted free cash flows”. For a reconciliation, see “Annual Financial Report—Management’s Discussion and Analysis of the Financial Statements”.

Net cash from operations(1)	xx
Less:
South Deep BEE Dividend(1)	xx
Additions to property, plant and equipment(1)	xx
Capital expenditure – working capital(1)	xx
Proceeds on disposal of property, plant and equipment(1)	xx
Contributions to environmental trust funds(1)	xx
Payment of principal lease liabilities(1)	xx
Contributions for rehabilitation purposes at Australia	xx
Adjusted free cash flow	xx

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
“All-in sustaining costs” or “AISC” is a non-IFRS measure which means operating costs excluding amortisation and depreciation, plus all costs not included therein relating to sustaining current production, including sustaining capital expenditure. For the calculation of all-in sustaining costs, see “Annual Financial Report—Management’s Discussion and Analysis of the Financial Statements—All-in Sustaining
and All-in Costs”.
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

xii
Glossary of Terms continued
“Chile” means the Republic of Chile.
“Cut-off grade” or “COG” means the grade (i.e., the concentration of metal or mineral in rock) that determines the destination of the material during mining. For purposes of establishing “prospects of economic extraction”, the cut-off grade is the grade that distinguishes material deemed to have no economic value (it will not be mined in underground mining or if mined in surface mining, its destination will be the waste dump or mineralised waste dump) from material deemed to have economic value (its ultimate destination during mining will be a processing facility). Other terms used in similar fashion as cut-off grade include net smelter return, pay limit, cut-off and break-even, and stripping ratio. Also see the definition of “Net smelter return”.
“Destress” means that by mining a five-metre high horizontal slice through the orebody package an optimal position is achieved to create a destressed window. This window is created 50 to 60 metres above and below the associated horizon and provides the necessary geotechnical stress conditions for safer extraction.
“Dilution” or “Mining Dilution” means low or zero grade (waste) material that is mined during the course of mining Mineral Reserve operations and forms part of the Mineral Reserve.
“Dissolution” means the process whereby a metal is dissolved and becomes amenable to separation from the gangue material.
“DMRE” means the South African Department of Mineral Resources and Energy, the government body responsible for regulating the mining industry in South Africa.
“Economically viable” means, in the context of Mineral Reserve determination, that the qualified person has determined using a discounted cash flow analysis or other analytical methods, that extraction of the Mineral Reserve is economically viable under reasonable investment and market assumptions.
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
“fiscal 2025” means the 12-month period ended 31 December 2025.
“fiscal 2026” means the 12-month period ending 31 December 2026.
“fiscal 2027” means the 12-month period ending 31 December 2027.
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
“Mining Recovery” means an estimate of ore losses of stope material (normally at stope grade) that is not recovered during the course of mining Mineral Reserve operations and is excluded from the Mineral Reserve.
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
“NPV” is the net present value of a Mineral Reserve Life of Mine plan based on free cash flow with the application of a mid-year discount rate. The Mineral Reserve NPV includes closure liabilities and unutilised take and/or pay contracts. Also see the definition of
“Economically viable”.
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
“Overburden” or “waste strip” means the soil and rock that must be removed in order to expose an open pit ore body.
“Paste filling” or “backfill” means a technique whereby cemented paste fill is placed in mined-out voids to improve and maintain ground stability, minimise waste dilution and maximise extraction of the ore.
“Peru” means the Republic of Peru.
“Porphyry” means an igneous rock of any composition that contains larger, well-formed mineral grains in a finer-grained groundmass.

xv
Glossary of Terms continued
“Probable Mineral Reserve” means the economically mineable part of an Indicated and, in some cases, a Measured Mineral Resource.
“Produced” refers to metal that is recovered by smelting.
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
“R”, “Rand” and “ZAR” refer to the South African Rand.
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
“Rock dump” means the historical accumulation of waste or low grade material derived in the course of mining which could be processed in order to take advantage of spare processing capacity. Also see the definition of “Waste storage facility”.
“Run of Mine” or “ROM”, when used with regard to grade, is a term to describe the average grade of the ore mined. When used in mineral reserve means the final destination of mineral reserves before the processing plant.
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
These forward-looking statements, including, among others, those relating to the future business prospects, revenues, income and 2026 production and operational guidance of Gold Fields, wherever they may occur in this annual report and the exhibits to the annual report, and including any climate change-related statements, targets and metrics, are necessarily estimates reflecting the best judgement of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this annual report. All statements other than statements of historical facts included in this report may be forward-looking statements. Forward-looking statements also often use words such as “will”, “forecast”, “potential”,
“estimate”, “expect” and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:
•changes in the market price of gold, and to a lesser extent copper and silver;
•material changes in the value of the Australian dollar, Rand and non-U.S. dollar currencies;
•high inflation, supply chain issues, volatile commodity costs and other inflationary pressures, and geopolitical tensions;
•difficulties, operational delays, cost pressures and related impacts to Gold Fields’ operations;
•the challenges associated with replacing annual Mineral Reserve and Mineral Resource depletion, as well as growing the Mineral
Reserve and Mineral Resource base to extend the life of operations;
•reliance on contract mining and other contractors may result in operational disruption, disputes and potential financial losses;
•uncertainties related to title, rights, the renewal of mining leases and other interests, particularly at Tarkwa in Ghana;
•changes in technical and economic assumptions underlying Mineral Resource and Mineral Reserve estimates;
•the success of the Group’s business strategy, development activities and other initiatives;
•the ability to achieve anticipated efficiencies and other cost savings in connection with its existing asset base, as well as past and future acquisitions, combinations or joint ventures;
•material adverse consequences arising from cyber security and cyber incidents, the use of AI technologies in an uncertain regulatory environment, and the ability to protect Gold Fields’ information, communication and technology systems, including the personal data it retains;
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
•the continued status of South Africa’s credit rating as sub-investment grade and its impact on Gold Fields’ ability to secure financing;
•difficulty controlling theft of gold and copper bearing materials and illegal and artisanal mining on some Gold Fields properties;
•the impact of occupational diseases and health epidemics;
•the ability to maintain a physically and psychologically safe, respectful and inclusive work environment;
•economic, political or social instability in the countries or regions where Gold Fields operates;
•the ability to appoint, hire and retain qualified Board members, executives, senior leadership, technically skilled employees that make up its workforce or attain sufficient representation among marginalised or underrepresented persons in management positions or sufficient gender diversity in its workforce;
•the ability to meet environmental, social and corporate governance targets or disclosure requirements;
•compliance with extensive environmental, health and safety regulations;
•the ability of the Group to satisfy expectations that it provides benefits to affected communities;
•uncertainties as to compensation that may be payable to native title holders and other First Nations in respect of Gold Fields’
operations in certain regions;
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

xviii
Forward-looking statements continued
•the occurrence of future acid mine drainage-related pollution;
•the effects of a failure of a tailings storage facility;
•ageing infrastructure, unplanned breakdowns and stoppages that may delay production, increase costs and industrial accidents;
•the effects of regional cessation of dewatering at South Deep;
•the effect of various regulatory costs, such as taxes and royalties, and amendment, expiration or non-renewal of related stabilisation arrangements;
•the impact of legislation pertaining to mineral rights, which could impose significant costs and burdens, certain ownership requirements, the ability to successfully renew and/or retain mining rights or leases, and possible penalties or forfeiture for non-
compliance;
•actual or alleged breach or breaches of law or applicable governance processes, fraud, bribery, corruption, money-laundering or a sanctions breach that leads to censure, penalties or negative reputational impacts;
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
•liquidity risks in trading ordinary shares on JSE Limited; and
•Gold Fields’ ability to pay dividends or make similar payments to its shareholders.
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

xix
1 GOLD FIELDS Integrated Annual Report 2025 Creating enduring value beyond mining 2025 Gold Fields Limited Integrated Annual Report

Contents 2 GOLD FIELDS Integrated Annual Report 2025 About the cover The cover photo of our 2025 Integrated Annual Report (IAR) shows employees at the South Deep mine in South Africa heading underground. Share your feedback We value your feedback on our reporting suite. We aim to report on the issues our stakeholders care about. Pease provide any feedback and questions to investors@goldfields.com or sustainability@goldfields.com. You can also visit www.goldfields.com and download the feedback form. Who we are Governance and leadership How we create value The value we created Our Remuneration Report Appendices Integrated Annual Report Details how Gold Fields creates, preserves and erodes value over time, and serves as our primary report to capital providers. This report also includes valuable information for other stakeholders. Notice of Annual General Meeting Details the resolutions to be tabled to shareholders at our 2025 Annual General Meeting (AGM). Annual Financial Report Contains the Directors’ Report, Audit Committee Report and Annual Financial Statements, fulfilling our statutory financial reporting requirements. Mineral Resources and Mineral Reserves Supplement Provides detailed technical and operational information relating to our operations. Tax Transparency Report Defines our tax principles and the Group's approach to tax, and includes our country-by-country report. Sustainability Report Provides an overview of how Gold Fields delivers positive social and environmental impact through responsible mining practices. ESG databook Includes key data, as well as cross references to the GRI, ICMM Principles, United Nations (UN) Global Compact Principles, UN SDGs and the Value Reporting Foundation. Form 20-F Comprises our annual report on Form 20-F filed with the United States (US) Securities and Exchange Commission (SEC) as a foreign private issuer trading on the New York Stock Exchange (NYSE). Quick navigation icons This is an interactive report. Navigation tools are on the top of each page. Where to find more information Find relevant information in this report Read more on our website at www.goldfields.com Gold Fields’ reporting suite can be accessed online at https://www.goldfields.com/2025-annual-report-suite.php and is also available in PDF format. Who we are Group overview, including our global operations, aspirations and how our purpose, values and strategy drives long-term value creation. About this report 3 About Gold Fields 6 Our global operations 7 Governance and leadership The Board’s key activities, demonstrating how leadership and governance contributes to creation and protection of value while managing risks. Chairperson’s report 9 Doing business ethically 11 How good governance creates value 12 Governance Framework 13 Board of Directors 14 Governance structure 16 Key Board focus areas for 2025 18 Board committees 19 Other key areas of oversight 28 Executive Committee 29 How we create value Our operating context, material matters, risk management, opportunities, strategic response and trade-offs for sustainable value creation. Chief Executive Officer’s report 31 Operating environment 34 Stakeholders 38 Risks and opportunities 44 Catastrophic risks 53 Emerging global risks 55 Material matters 56 Unpacking our strategy 61 Capital Allocation Framework 65 Business model 66 Technology and cybersecurity 68 Commitment to responsible mining 69 The value we created Overview of 2025 operational and financial performance. Financial performance 72 Capital allocation and debt management 74 Operational performance 75 Mineral Resources and Mineral Reserves summary 80 Headline Mineral Resources and Mineral Reserves estimates 81 Our Remuneration Report Assessment of remuneration as an enabler for attracting and retaining talent, strategic delivery and sustainable value creation, protection and erosion for stakeholders. Message from the Remuneration Committee Chairperson 83 Remuneration Policy 86 Implementation Report 99 Appendices Abbreviations, acronyms and reporting criteria. Application of King IV 115 Application of section 5.7 of the JSE Listings Requirements 118 Glossary 119 Administrative and corporate information 121

About this report This IAR provides a detailed view of the performance of Gold Fields Limited (Gold Fields, the Group or the Company) for the year ended 31 December 2025. It explains how our purpose drives operational, financial and non-financial delivery against our three strategic pillars, which are underpinned by disciplined capital allocation, robust governance and a commitment to our 2035 aspirations and creation of long-term value. While this report is primarily intended for our capital providers, it also includes valuable insights for all our stakeholders. Reporting boundary This report includes financial and non-financial data relating to our nine mines in Australia, South Africa, Ghana, Chile and Peru. Non-financial data for Salares Norte is included from 1 September to 31 December 2025, following the achievement of full commercial production, in accordance with our sustainability performance reporting guidance. Except where noted, this report excludes data relating to our Windfall project in Canada. While not yet part of operational reporting, Windfall’s development remains a key element in Gold Fields’ future production and portfolio quality. Where relevant, selected data for Windfall is disclosed separately to support transparency. In line with our reporting approach, as performance metrics are disaggregated between producing and non- producing assets to maintain comparability. Socio-economic development (SED) spend includes spend by the South Deep trusts and the Gold Fields Ghana Foundation. The report also includes any material events after year- end and up to the date of Board approval on 24 March 2026. Entities and stakeholders considered in determining our reporting boundary. Key terms • The term “attributable” as it relates to production refers to 100% of our operations except for Gruyere1, South Deep (93.1%; 2024: 96.4%), Damang (90%), Tarkwa (90%) and Cerro Corona (99.5%) • The term “attributable” as it relates to Mineral Reserves and Mineral Resources refers to 100% of our mines and projects, except for South Deep (93.1%; 2024: 90.3%), Damang (90%), Tarkwa (90%) and Cerro Corona (99.5%) • The term “managed” as it relates to production and Mineral Reserves and Mineral Resources refers to 100% of our mines and projects • The net debt: earnings before interest, taxes, depreciation, and amortisation (EBITDA) ratios mentioned refer to adjusted EBITDA, and we present Group and mine All-in costs (AIC) and All-in sustaining costs (AISC) in terms of the original World Gold Council (WGC) interpretation Reporting frameworks In preparing this IAR, we were guided by the following frameworks, standards and acts: • Integrated Reporting Framework • Companies Act No 71 of 2008, as amended (Companies Act) • Johannesburg Stock Exchange (JSE) Limited Listings Requirements • NYSE Listings Requirements • US SEC • King IV Report on Corporate Governance for South Africa, 2016 (King IV)2 • International Financial Reporting Standards (IFRS) Accounting Standards • ICMM’s Sustainable Development Framework, Mining Principles, Performance Expectations and Position Statements • WGC’s Responsible Gold Mining Principles We consider that this IAR, together with the additional documents available on our website, aligns and complies with the requirements of the GRI Standards. We comply with the ICMM's Sustainable Development Framework, Mining Principles, Performance Expectations and Position Statements. Our compliance with ICMM is addressed throughout this report and on our website, including disclosures related to: • How our sustainable development policies, management standards and procedures align with the ICMM’s Mining Principles • How we identify specific sustainable development risks and opportunities based on our review of the business and expectations of its stakeholders • The systems and approaches we implemented to manage the sustainable development risks and opportunities identified • Our performance across the identified material sustainable development risks and opportunities • Our prioritisation process for validation of performance expectations Exchange rates used Year R/US$ US$/A$ US$/C$ 2026 Guidance R16.00 US$0.70 US$0.73 2025 Average R17.88 US$0.64 US$0.72 2024 Average R18.33 US$0.66 US$0.73 2023 Average R18.45 US$0.66 US$0.74 We completed our annual ICMM Mining Principles and Performance Expectations conformance self-assessment, which is available in the Group’s ESG databook. Our ICMM Mining Principles and Performance Expectations self-assessment and Independent Assurance report can be accessed here. We take our commitment to producing gold in a responsible way seriously. To demonstrate this, we rejoined the WGC in January 2022 and endorse the Responsible Gold Mining Principles and conform with its Conflict-Free Gold Standard. The Independent Assurance report can be found in the WGC Responsible Gold Mining Principles Conformance self-assessment as these have been combined for the 2025 assurance process. We reviewed and updated our annual WGC Responsible Gold Mining Principles Conformance self-assessment in 2025. Find the self-assessment in our ESG databook. Independent external assurance is disclosed on our website. No information has been restated from previous reporting periods, unless specified otherwise. 3 GOLD FIELDS Integrated Annual Report 2025 1 Financial results are reported on a 50% basis up to the acquisition of Gold Road Resources on 26 September 2025, and on a 100% basis from that date forward. Non-financial data is reported on a 100% basis for the full reporting period 2 Copyright and trademarks are owned by the Institute of Directors South Africa NPC and all of its rights are reserved Who we are About this report About Gold Fields Our global operations Governance and leadership How we create value The value we created Our Remuneration Report Appendices

About this report continued Materiality The content of this report is guided by the material themes and material matters that could substantively impact the Group’s ability to create value in the short, medium and long term. We review and update our GRI-aligned double materiality analysis annually to identify and confirm these matters. Board approval We are committed to disclosing accurate information that our stakeholders can use in their decision-making. Preparation of this report was led by senior management, with oversight from the Executive Committee and Board of Directors (Board). The IAR was submitted to the Audit Committee for review, who recommended it to the Board for approval. The Gold Fields Board acknowledges its responsibility to ensure the integrity of the 2025 IAR. The Board believes this report addresses all matters that could materially impact the Group’s ability to create value over the short, medium and long term, including Gold Fields’ strategic objectives. The Board is also of the opinion that this report materially complies with the Company’s Memorandum of Incorporation, the relevant statutory and regulatory requirements – particularly the Integrated Reporting Framework, IFRS Accounting Standards and the Companies Act. The Board unanimously approved the 2025 IAR on 24 March 2026. Yunus Suleman Chairperson We actively manage our business activities and their impact (p66) To ensure we deliver on our three strategic pillars and create sustainable value for our stakeholders (p61) Operate Operate in a safe, reliable and cost- effective way Impact Have a positive impact on our communities and the environment Grow Grow the quality of our portfolio We assess the operating context in which our nine mines operate (p34) Our operating environment is shaped by fluctuating gold prices and currencies, shifting geopolitical landscapes, evolving regulatory requirements and intensifying environmental and social expectations. We work to ensure the interests of our stakeholders are represented and considered (p38) We are committed to building strong stakeholder relationships to create positive impact and ultimately deliver competitive shareholder returns. Our people Host communities Suppliers Capital providers Governments We identify and respond to our risks and opportunities (p44) We analyse the impact and influence of the global context, our relationships with our stakeholders, and resource availability to identify our top strategic risks that could impact our value creation. 4 GOLD FIELDS Integrated Annual Report 2025 Refer to p66 for more information on our materiality determination process. We consider our material themes and matters (p56) We apply a double materiality lens to identify the Group’s impact on society, our host communities and the environment, as well as our ability to deliver on our strategy and create value for our stakeholders. The material matters that inform our strategy are grouped into seven themes. • Protecting the health, safety and wellbeing of our employees and business partners • Committing to sound environmental practices • Managing our employees and business partners • Ensuring business resilience • Creating positive impact for host communities • Upholding sound corporate governance principles • Respecting the rights of our stakeholders Our value creation context Who we are About this report About Gold Fields Our global operations Governance and leadership How we create value The value we created Our Remuneration Report Appendices

Who we are Gold Fields is a gold producer with a globally diversified portfolio of high-quality assets. In this chapter About Gold Fields 6 Our global operations 7 5 GOLD FIELDS Integrated Annual Report 2025 Matshediso Nthethe, trackless electrician at the South Deep mine in South Africa Who we are About this report About Gold Fields Our global operations Governance and leadership How we create value The value we created Our Remuneration Report Appendices

About Gold Fields The why Our purpose The what Our strategy The how Our culture of care and accountability Operate Operate in a safe, reliable and cost-effective way Impact Have a positive impact on our communities and the environment* Grow Grow the quality of our portfolio Our 2035 strategic aspirations • Safety and wellbeing Eliminate serious injuries and fatalities; enhance lives • People, culture and capability Inclusive, values-driven teams growing capabilities • Social and environmental performance Trusted sustainable leadership • Safe, reliable and cost-effective operations Operational excellence • Asset quality Grow portfolio through value optimisation • Results Deliver shared social and financial success The Gold Fields Way is the mechanism through which we activate and embed our culture. It comprises: Our culture levers: • Leadership and mindsets: How we lead, what we believe and how we act • Operating model: How we are structured and organised to deliver results • Operating practices and systems: The shared standards, routines and processes that support execution Our values Safety – If we cannot guarantee safe operations, we will not mine Respect – Treat everyone with dignity, care and fairness Collaboration – Work as a global team to succeed together Responsibility – Own our actions and their impact 6 GOLD FIELDS Integrated Annual Report 2025 For more information on our strategic pillars, refer to p61 – 64. Creating enduring value beyond mining What we do *Through responsible mining practices Who we are About this report About Gold Fields Our global operations Governance and leadership How we create value The value we created Our Remuneration Report Appendices

Our global operations 7 GOLD FIELDS Integrated Annual Report 2025 Peru Located high in the Andes mountains, Cerro Corona is the only mine in our portfolio with copper as a by-product. Cerro Corona Open pit with gold-copper flotation plant with five-year LOM. The operation is expected to process stockpiles from 2026. Exploration interests: Chakana Copper South Africa As one of the deepest, bulk- mechanised mines in the world South Deep, is one of our four multi-decade assets, with substantial resources. South Deep Underground operation with 83-year LOM.7 Australia Our mines in Australia account for almost half of the Group’s production. Gold Fields has a strong track record of success in transforming these assets and extending the lives of our mines, with a strong pipeline of projects to ensure Mineral Reserves replacement. Canada The Windfall project is among the largest undeveloped gold deposits in Canada. Windfall Underground gold project.4 Permitting approvals are progressing, along with the impact benefit agreement (IBA) and advancing project studies to final investment decision (FID). Exploration interests: Vior, Onyx Gold, Bonterra (Phoenix JV) Life-of-mine (LOM) is as of 31 December 2025, reported under the SAMREC Code and the US SEC’s S-K regulation, and only includes Mineral Reserves 1 Cash-flow from operating activities less net capital expenditure, contributions to environmental trust funds and payments of lease liabilities 2 Measured and Indicated Mineral Resources, including operations exiting the portfolio (Damang). Attributable Proved and Probable gold Mineral Reserves 3 While Windfall is not yet a producing asset, its key safety data and performance indicators are included in our internal management target, reporting and decision- making practices. We recorded one serious injury (seven injuries in total for the Group) and no fatalities at Windfall during 2026 4 LOM to be determined after feasibility studies 5 Depends on the renewal of Tarkwa’s mining leases 6 2025 ESG target performance data includes Salares Norte from 1 September to 31 December 2025, following the achievement of full commercial production, in accordance with our sustainability performance reporting guidance 7 Based on a maximum Reserve scheduled production of 11 tonnes of gold per year Ghana Tarkwa Tarkwa is one of Africa’s largest open-pit gold mines , with a 17-year LOM.5 Damang The asset will be transitioned out of our portfolio in April 2026. St Ives Two underground and one open-pit active operations, with 10-year LOM. Agnew Three active underground operations with a five-year LOM. Nine mines across Australia, South Africa, Ghana, Chile and Peru One project in Canada Through deliberate transformation over time, Gold Fields has a high-quality, geographically diverse portfolio. Chile Our newest mine, Salares Norte, is among the lowest-cost mines globally. The mine achieved commercial production on 31 August 2025 and reached steady-state operations in Q4 2025. Salares Norte6 Open-pit gold-silver mine with 11-year LOM. Exploration interests: Torq Resources, Tesoro Gold Gruyere One active open-pit operation and a nine-year LOM. Granny Smith: One active underground operation with 10-year LOM. Exploration interests: Great Southern Mining, Killi Resources, Gold Copper Resources, Hamelin Gold, Gold Road Resources- acquired tenements. Contribution to Group attributable production l Australia 44% l South Africa 12% l Ghana 21% l Peru 7% l Chile 16% Attributable gold- equivalent production 2,438koz AIC US$1,927/oz Adjusted free cash-flow (FCF)1 US$2,970m Work-related fatalities3 0 Serious injuries3 6 Mineral Resources2 47.0Moz Mineral Reserves2 48.3Moz Total workforce 23,235 Total dividend declared R25.50 Stakeholder value created US$5.8bn Who we are About this report About Gold Fields Our global operations Governance and leadership How we create value The value we created Our Remuneration Report Appendices

Governance and leadership Gold Fields’ foundation is built on strong ethics, fostering a culture of integrity and transparent reporting to strengthen trust, enhance our reputation and create sustainable value. In this chapter Chairperson’s report 9 Doing business ethically 11 How good governance creates value 12 Governance Framework 13 Board of Directors 14 Governance structure 16 Key Board focus areas for 2025 18 Board committees 19 Other key areas of oversight 28 Executive Committee 29 8 GOLD FIELDS Integrated Annual Report 2025 Our CEO, Mike Fraser, speaking at Salares Norte’s inauguration ceremony Who we are Governance and leadership Chairperson’s report Doing business ethically How good governance creates value Governance Framework Board of Directors Governance structure Key Board focus areas for 2025 Board committees Other key areas of oversight Executive Committee How we create value The value we created Our Remuneration Report Appendices

Chairperson’s report Gold Fields’ 2025 performance reflects how the Group is becoming more integrated, operationally robust and culturally aligned. The Group’s number one priority remains protecting our people. We are therefore pleased with the progress we made on our safety improvement plan during the year: there were no work-related fatalities at any of our operations in 2025 – a significant milestone in Gold Fields’ history. I believe this reflects the disciplined leadership we have in place across our business; however, we remain vigilant to ensure we continue protecting our people from serious injuries and fatalities. As part of this, we continued strengthening our Group Safety function to supplement the technical and functional expertise to support our focus on accountability and strategic delivery. Furthermore, by integrating our business partners into our operating practices and systems, we believe we can unify our safety standards across our operations. We also approved and implemented the Occupational Health Framework during the year to safeguard the long-term psychological safety, health and wellbeing of our people. In 2025, we delivered strong financial results and operational performance, with production at the upper end of guidance and costs within the guided range – a strong indication that the Group’s efforts to optimise the portfolio and introduce operational efficiencies are bearing results. While production remained strong, we continue monitoring cost pressures, overseeing opportunities for asset optimisation, and ways to organically improve operational efficiencies and transform the Group’s portfolio. Gold Fields’ performance was matched by an extraordinary year for gold, which started in 2025 at US$2,600/oz and increased over 60% to cross the US$4,000/oz barrier in October 20251. By year-end, it had exceeded US$4,339/oz2, marking its strongest performance in four decades. Escalating geopolitical tensions and soaring US debt made gold a safe haven and hedge against the political management of money. By the time this report has been published in March 2026, gold was trading over US4,500/oz. During the year, we approved a new Dividend Policy that reflects our confidence in the Group’s financial position and positive outlook on future cash-flow generation. We declared a final dividend of R18.50, a 164% increase from our final dividend in 2024. Our total 2025 dividend of R25.50 per share (US$1.60 per share) equates to 35% of FCF before discretionary investments. Gold Fields also announced that additional returns of US$353m will be distributed through a special dividend and share buybacks, bringing total dividends and additional returns for 2025 to R31.85 per share. We continue to position Gold Fields as a financially resilient Company ready to pursue strategic growth opportunities. The Board oversaw several developments that reshaped the Gold Fields’ portfolio during the year. Most notably, the acquisition of Gold Road Resources, which consolidated 100% ownership of Gruyere – an asset already successfully contributing to the quality of Gold Fields’ portfolio. Our attention now turns to integrating the prospective land packages acquired as part of the transaction to ensure we optimise the asset’s LOM. We remain committed to the development of a long-term gold industry in Chile. Pleasingly, Salares Norte had a successful ramp-up, achieving commercial production on 31 August 2025 and reaching steady-state operations in Q4 2025. The operation, which we officially inaugurated in October 2025, will enable a 25% increase in Chile’s gold production. In Ghana, following the extension of the Damang lease for one year until 18 April 2026, the Board provided oversight of the process of preparing Damang for transition and transfer of ownership to the Government of Ghana. The imperative in Ghana is securing the renewal of the Tarkwa mining leases, which are due for expiry in April 2027. In line with the agreement reached with Government in April 2025, Gold Fields submitted its technical application for the renewal of the leases and is working to progress negotiations for the lease renewals. These discussions are taking place in an environment where the Government of Ghana is reviewing mining legislation and fiscal dispensation for mining in the country, which may impact the outcomes of the Tarkwa mining lease renewal process. In March 2026, the mining contractor at Tarkwa and Damang, Engineers and Planners (E&P), issued Gold Fields with a notice of dispute against Abosso Goldfields under the Tarkwa and Damang mining contracts (see note 39 of the Annual Financial Statements). Gold Fields is disputing these claims and will be commencing a process under the contract dispute process. 9 GOLD FIELDS Integrated Annual Report 2025 1 World Gold Council 2 London Bullion Market Association “The Board recognises that culture must be more than a stated set of values – it must be actively reflected in daily leadership. We therefore maintained close oversight of efforts to embed care, accountability and enhanced leadership behaviours across the Group.” Yunus Suleman Who we are Governance and leadership Chairperson’s report Doing business ethically How good governance creates value Governance Framework Board of Directors Governance structure Key Board focus areas for 2025 Board committees Other key areas of oversight Executive Committee How we create value The value we created Our Remuneration Report Appendices

Chairperson’s report continued Recognising Ghana as a critical but increasingly complex jurisdiction, Gold Fields formed a Board subcommittee to focus on Ghana matters, comprising myself as Chairperson, John MacKenzie, Philisiwe Sibiya (Chairperson of the Audit Committee) and Alhassan Andani. The committee monitored progress on the Tarkwa lease renewal application, progress on the Damang transition, developments and the relationship with the mining contractor E&P and overall stakeholder engagement in Ghana. The Board of Directors held its November 2025 meeting in Ghana and engaged with our local teams, the Government, traditional leaders, suppliers, business partners and local business leaders to deepen our understanding of Gold Fields’ role as a collaborative, long-term contributor to the national economy. In September 2025, my fellow Board members and I had the privilege of visiting the Windfall project and engaging with our teams in Canada and our host community, the Cree First Nation of Waswanipi. We have made progress in developing the mine under the current bulk permit, and we look forward to progressing the project to FID following the finalisation of the impact and benefit agreement (IBA) and approval of all the requisite permits. We understand that sustainable development is essential for meeting present needs without compromising the ability of future generations to meet theirs. As the Group reached the midpoint of its 2030 ESG target period, we conducted a midpoint review to ensure our sustainability commitments remain relevant to our long-term business strategy, as well as our operating context. The review identified several important insights, and we now have a more refined and integrated set of strategic sustainability commitments to shape our pathway over the next decade. Enabling organisational transformation Strengthening our organisational transformation remained a key focus in 2025, which included aligning the Group’s organisational structure and culture with our strategy. We recognise that culture must be more than a stated set of values – it must be actively reflected in daily leadership. The Board therefore continued overseeing the Group’s efforts to embed care, accountability and enhanced leadership behaviours across our business. Establishing clearer role definition was critical to improving process effectiveness and ensuring every employee understands their contribution to our success. We made good progress in implementing the recommendations from the Elizabeth Broderick & Co (EB&Co) review. This marked a significant milestone in our journey towards creating a more respectful workplace. While the foundations for an ethical and inclusive environment are firmly in place, the Board will continue monitoring the outcomes to ensure these changes are embedded. Following the transition of the Group’s organisational structure in 2024, the Board continued to monitor implementation, mindful that the change in structure affected most business areas and required careful alignment with the Group’s governance principles. We believe that our new organisational structure is fit-for-purpose, scalable for growth and was successfully implemented. Ensuring good governance Anchored by the Group’s purpose and values, the Board continues to set the tone for the Group’s integrity and corporate stewardship. We approved the Group’s new Code of Conduct – Living the Gold Fields Way as our central operating system to embedding the way of working for elevating the Group’s long-term performance and drive to achieving our 2035 aspirations. It is the Group’s north star, guiding who we are and what we stand for. Our commitment to providing effective and ethical governance was confirmed through an external assessment of the Board and its committees’ performance. The review confirmed that the Board and each committee were fully functional and effectively fulfilling our duties as outlined in their terms of reference. To support organisational readiness and delivery of our 2035 aspirations, we continued to manage director succession in line with our Governance Framework. During the year, Jacqueline McGill was elected as Lead Independent Director (LID). Steven Reid and Peter Bacchus retired from the Board at our AGM held on 28 May 2025. The Board’s capacity was further supplemented by appointing John MacKenzie and Michael Rawlinson as NEDs with effect from 1 August 2025. At the 2026 AGM, Philisiwe Sibiya and Terence Goodlace will stand for re-election to the Board. Board succession will remain an ongoing focus for the Board, ensuring continuous alignment with our strategy. Looking ahead, the Board is preparing for my planned retirement at the May 2026 AGM, after which John MacKenzie will take up the role of Board Chairperson. These planned transitions are being managed to ensure continuity of experience and strong governance as the Group advances its strategic objectives. Driving meaningful stakeholder engagement The Board firmly believes that Gold Fields’ success depends on its ability to create value for its stakeholders. Throughout the year, the Board engaged with key stakeholders to strengthen relationships and drive performance. Our inaugural Capital Markets Day provided investors with a transparent overview of the Group’s strategic direction. To further enhance operational partnerships, the Board approved a new Business Partner Framework, designed to improve collaborative working relationships and outcomes. Outlook and appreciation Looking ahead, the Board remains committed to strengthening governance frameworks, ensuring robust regulatory compliance and fostering transparent stakeholder relations to support sustainable operations and accountability. Specifically, we will closely monitor the implementation of King V to ensure continued compliance and track the implementation of the Gold Fields Way and its impact on the Group. We will also monitor the integration of our new Code of Conduct across the Group. Gold Fields will continue executing its strategy to strengthen our position relative to peers and enhance returns for our shareholders. We will focus on advancing several high-value organic growth projects, and anticipate obtaining permits and formalising the IBA for Windfall to support an FID. I am delighted to welcome John MacKenzie as incoming Board Chairperson and Chairperson of the Nomination and Governance (N&G) Committee, with effect from 21 May 2026. John is an experienced mining executive with over 30 years' experience in mining operations and executive leadership across multiple commodities and jurisdictions. Gold Fields is pleased to have someone of John’s calibre assuming the role of Board Chairperson. I wish him success in his new role. I want to extend my gratitude to our people, the leadership team and my fellow directors for their hard work during my tenure, but particularly in 2025 – a milestone year for Gold Fields and its shareholders. A special thanks to our investors for their continued support, which empowers the Group to achieve our commitments and aspirations. Yunus Suleman Chairperson 10 GOLD FIELDS Integrated Annual Report 2025 Who we are Governance and leadership Chairperson’s report Doing business ethically How good governance creates value Governance Framework Board of Directors Governance structure Key Board focus areas for 2025 Board committees Other key areas of oversight Executive Committee How we create value The value we created Our Remuneration Report Appendices

Doing business ethically Gold Fields’ foundation is built on strong ethics, driven by our Board and committees, to foster a culture of integrity, ethical decision-making and transparent reporting. This foundation strengthens trust, enhances our reputation and creates sustainable value. We have robust mechanisms in place to ensure ethical conduct, regulatory compliance and the entrenchment of good governance principles across the business. Legal and compliance We proactively manage legal, regulatory and reputational risks through a robust governance and compliance framework. Key actions in 2025 included the following: • Monitor and assess applicable laws, regulations, policies, codes and standards • Developed new policies and standards to govern how we manage risks related to bribery, corruption and sanctions • Analysed engagements with and commitments made to all external stakeholders • Risk-screened new and existing suppliers and business partners for a range of predefined legal and reputational risk categories, including compliance with human rights, sanctions and political exposure • Implemented our combined assurance process to assess the efficacy of compliance-related operational controls as part of operational business process review During the year, we also undertook a comprehensive, independent review of our Compliance Management Framework to benchmark against best practice. The review identified opportunities to more closely align with our Enterprise Risk Management Framework and use of digital technology, which we will begin to implement in 2026. Audit and risk The Board determines the risk appetite for the Group, defining the amount and types of risks the Company is prepared to take to pursue its strategic objectives. Management is responsible for defining the measures that will be used to monitor and predict risk exposure and embedding these in business performance management and reporting. The Risk Committee reviews management reports on the status of strategic risks and opportunities and reports these to the Board. The Board supports management in ensuring risk exposures are maintained within appetite and in highlighting and addressing unacceptable exposures where necessary. The Audit Committee oversees the combined assurance model implemented by management, which focuses on the risks most critical to the Group. For each strategic risk, a specific risk appetite is determined and approved by the Board, then monitored through key risk indicators and tolerance levels. These risks and their indicators underpins the Group’s combined assurance priorities. Internal controls are evaluated using the three-lines model, and any deficiencies identified are addressed by management and assigned mitigating actions. Furthermore, the Audit Committee ensures the integrity of Gold Fields’ accounting records. It is supported by the Company’s external auditors, who provide an opinion on the financial statements of the Company and the Group. PwC have been the Company’s auditors since 2019. Code of Conduct and confidential hotline Our Code of Conduct is a key artefact of our culture, defining who we are and what we stand for – reflecting our values and commitments to how we operate. Our Code of Conduct was comprehensively reviewed, refreshed and updated in 2025, and our new Code – Living the Gold Fields Way, will be implemented throughout the organisation in 2026, supported by new digital learning modules. A confidential hotline is available to our people and stakeholders across our business, backed by our Whistleblower Policy, which outlines reporting processes and protections against retaliation. During the year, we completed our review of our hotline process to align to the current environment, integrate with our new Code of Conduct, ensure secure incident reporting through a range of channels, and promote effective and confidential handling of concerns raised. Our new Speak Up platform, and supporting policy and standards, will be launched in 2026. Commitment to leading practice Gold Fields upholds and promotes continuous improvement in ethical, responsible mining as guided by a range of international standards and industry best practices. We are guided, among others, by: • Legislation and regulations of the countries in which we operate • King IV • UN Guiding Principles on Business and Human Rights • Task Force on Climate-related Financial Disclosures (TCFD) 11 GOLD FIELDS Integrated Annual Report 2025 For more information on our Audit Committee and Risk Committee, refer to p20 and p23. Who we are Governance and leadership Chairperson’s report Doing business ethically How good governance creates value Governance Framework Board of Directors Governance structure Key Board focus areas for 2025 Board committees Other key areas of oversight Executive Committee How we create value The value we created Our Remuneration Report Appendices

How good governance creates value We believe good governance directly contributes to the sustainability of our business and advances our purpose of creating enduring value beyond mining. The Board drives value creation by: Culture of integrity • Setting the tone for integrity and responsible corporate citizenship, anchored in our purpose and values • Ensuring our decision-making frameworks support and uphold a culture of integrity • Promoting inclusive decision-making to protect our reputation and licence to operate • Overseeing the fulfilment of fiduciary duties by executives and Board members Robust strategy and Capital Allocation Framework • Approving strategic direction and goals presented by the Executive Committee • Ensuring strategy drives sustainability and considers the interests of all stakeholders • Overseeing the Risk Management Framework – the risks and opportunities that might impact the implementation of strategy • Implementation of the capital management framework – balancing sustaining and growth investment with capital returns to our investors • Setting performance targets and monitoring delivery against plans Fair remuneration • Ensuring executive remuneration is fair, equitable, responsible and aligned with our strategy, promoting business performance on a strong cultural foundation • Determining remuneration principles in line with King IV • Aligning remuneration with shareholder interests and sustainable value creation • Ensuring remuneration practices attract, motivate, retain and reward employees who support the delivery of our corporate and operational commitments • Providing transparent disclosure on Remuneration Policy and executive remuneration outcomes Inclusive stakeholder engagement • Ensuring our approach to stakeholder engagement supports transparent and ongoing consultation, and collaborative and informed decision-making • Overseeing our reporting and disclosure to allow stakeholders to make informed assessments of Gold Fields’ performance and impact • Ensuring our inclusive stakeholder engagement approach continually evolves to balance the interests, needs and expectations of stakeholders with the best interests of the Company Safe and healthy work environment • Upholding our guarantee that everyone who works at Gold Fields goes home safe and well every day • Ensuring adequate oversight of physical and psychological safety, particularly through incident and risk reporting • Overseeing adherence to safety, health and environmental legislation, standards and compliance requirements • Reviewing serious potential incidents and material unwanted events and overseeing the application of learnings to prevent future incidents Regulatory compliance • Ensuring adherence to laws, regulations and adopted rules, codes and standards and the highest levels of corporate governance • Supporting Executive Committee decisions to drive governance in line with leading practices Commitment to sustainability • Overseeing community impact and value creation through the Social, Ethics and Transformation (SET) Committee • Overseeing health, safety and environmental performance through the Safety, Health and Sustainable Development (SHSD) Committee • Overseeing processes to help ensure good corporate citizenship and timely responses to any adverse impacts our operations may have on communities and the environment • Ensuring accurate and timely ESG performance reporting 12 GOLD FIELDS Integrated Annual Report 2025 Who we are Governance and leadership Chairperson’s report Doing business ethically How good governance creates value Governance Framework Board of Directors Governance structure Key Board focus areas for 2025 Board committees Other key areas of oversight Executive Committee How we create value The value we created Our Remuneration Report Appendices

Governance Framework Gold Fields’ Governance Framework is structured to ensure effective oversight, clear delegation and accountability across the Group 13 GOLD FIELDS Integrated Annual Report 2025 Audit Gold Fields Board CEOBoard committees Group Company Secretary Subsidiary Boards Secondary Holding Companies General Managers Oversight and strategic direction Reports to Executive Committee Delegates authority Delegates authority The Gold Fields Board retains ultimate responsibility and formally delegates authority to the Board committees and the CEO. Maintains Governance Framework The Company Secretary is responsible for the maintenance, integrity and administration of the Group’s Governance Framework. The CEO leads the Executive Committee and maintains communication with the Subsidiary Boards. Leads Executive Committee Keeps informed via Executive Committee May act as Operational control The CEO reports directly on the performance and activities of the Subsidiary Boards to the Gold Fields Board, facilitated through the N&G Committee. The Subsidiary Boards may act as Secondary Holding Companies to provide local oversight, supporting the General Managers, who run our daily operations. Nomination and Governance Remuneration Risk Safety, Health and Sustainable Development Social, Ethics and Transformation Strategy and Investment Technical Functions Assets Who we are Governance and leadership Chairperson’s report Doing business ethically How good governance creates value Governance Framework Board of Directors Governance structure Key Board focus areas for 2025 Board committees Other key areas of oversight Executive Committee How we create value The value we created Our Remuneration Report Appendices

Board of Directors as at 30 March 2026 Mike Fraser (60) BCom, MBL (Unisa), AMP (Harvard) GAICD Appointed to the Board: Executive Director and CEO – January 2024 Alex Dall (38) CA(SA), Bachelor Business Science, PGDA, University of Cape Town Appointed to the Board: Interim CFO – 2024, Executive Director and CFO – 2025 Yunus Suleman (68) BCom, University of Durban Westville; BCompt (Hons), University of South Africa (UNISA); CA(SA); CD(SA) Appointed to the Board: 2016; to retire in May 2026 Jacqueline McGill (58) MBA, La Trobe University; BSc (Ext Metallurgy), Murdoch University; honorary doctorate, Adelaide University Appointed to the Board: 2021; appointed as LID in May 2025 Alhassan Andani (65) MA (Banking and Finance), Finafrica Institute, Italy; BSc (Agriculture), University of Ghana Appointed to the Board: 2016 John MacKenzie (57) BSc, Mining Engineering, MSc (Mining Engineering), University of the Witwatersrand; MBL, UNISA; AMP, Harvard Appointed to the Board: 2025 Zarina Bassa (61) CA(SA); Postgraduate Diploma in Accounting, University of Durban Westville; BAcc, University of Durban Westville Appointed to the Board: 2024 Cristina Bitar (56) BA (Economics), Dartmouth College; MBA, Universidad de Chile and Tulane University Appointed to the Board: 2022 Terence Goodlace (65) MBA (Business Administration), University of Wales; BCom, UNISA; NHDip and NDip (Metalliferous Mining), Witwatersrand Technikon; MDP, University of Cape Town Appointed to the Board: 2016 Shannon McCrae (54) BSc (Geology) (Hons), University of Western Ontario; P.Geo, Ontario; ICD.D, Directors' Education Programme, Institute of Corporate Directors Appointed to the Board: 2024 Michael Rawlinson (56) BSocSci (Hons) (Economics), University of Birmingham; MSc (Environmental and Resource Economics), University College London Appointed to the Board: 2025 Philisiwe Sibiya (49) BCom (Hons), University of Natal; CA(SA) Appointed to the Board: 2021 Carel Smit (63) Higher Diploma in Tax Law, University of the Witwatersrand; BCompt and CTA, University of the Free State; CA(SA) Appointed to the Board: 2023 14 GOLD FIELDS Integrated Annual Report 2025 Refer to our Notice of AGM for detailed CVs of our Board of Directors. Committee key Chairperson of committee Safety, Health and Sustainable Development Committee Nomination and Governance Committee Strategy and Investment Committee Social, Ethics and Transformation Committee Remuneration Committee Audit Committee Risk Committee Technical Committee Who we are Governance and leadership Chairperson’s report Doing business ethically How good governance creates value Governance Framework Board of Directors Governance structure Key Board focus areas for 2025 Board committees Other key areas of oversight Executive Committee How we create value The value we created Our Remuneration Report Appendices

Board of Directors continued Board composition (as at 30 March 2026) Gold Fields’ Memorandum of Incorporation mandates a Board of between four and 15 directors. Currently, the Board comprises 13 directors – two executive directors and 11 independent NEDs. Since the Company’s inception, the Board has maintained a majority of independent NEDs. Guided by the N&G Committee, the Board appoints reputable individuals with recognised competence, skills, experience and commitment to dedicating sufficient time to the Company as independent directors. Each director offers relevant knowledge, technical expertise and business acumen, ensuring independent judgement in Board discussions and decisions. Board size and turnover 8 10 9 11 112 3 2 2 2 2021 2022 2023 2024 2025 0 5 10 15 The N&G Committee ensures the Board has adequate diversity in race, gender, culture, age, field of knowledge, skills, experience, business expertise and geographic and academic backgrounds. The Board strongly supports the Group’s diversity targets, including 30% female representation across the workforce by 2030. The Board also adopted a Board Diversity Policy, which commits to a target of 40% female representation at the Board level. We are currently at 45%. The composition of the Board’s committees was reviewed and approved at the November 2025 and February 2026 Board meetings. Nationalities South African 8 Chilean 1 Australian 1 Canadian 1 Ghanaian 1 British 1 15 GOLD FIELDS Integrated Annual Report 2025 *African, Coloured and Indian Our Memorandum of Incorporation is available online. 2025 2024 2025 2024 20242025 2025 2024 n Non-executive directors n Executive directors Director movement in 2025 2 non-executive directors appointed 2 non-executive directors resigned or retired 1 executive director officially appointed Race diversity l Black* 31 % l Black* 31 % l White 69 % l White 69 % Gender diversity l Male 62% l Male 62% l Female 38% l Female 38% Age l Over 50 85 % l Over 50 85 % l Under 50 15 % l Under 50 15 % Tenure l 0 – 5 years 69 % l 0 – 5 years 77 % l 5 – 10 years 31 % l 5 – 10 years 23 % Independence l Non-executive directors 85% l Executive directors 15% Board skills Strategy Major projects oversight n&#9;n&#9;n&#9;n&#9;n&#9;n&#9;n&#9;n&#9;n&#9;n&#9;n&#9;n n&#9;n&#9;n&#9;n&#9;n Mining and natural resources ESG n&#9;n&#9;n&#9;n&#9;n&#9;n&#9;n&#9;n&#9;n n&#9;n&#9;n&#9;n&#9;n&#9;n&#9; Risk management and controls Corporate governance n&#9;n&#9;n&#9;n&#9;n&#9;n&#9;n&#9;n&#9;n&#9;n&#9;n n&#9;n&#9;n&#9;n&#9;n&#9;n&#9;n&#9;n&#9;n&#9;n&#9;n&#9;n Government and regulatory engagement Accounting and financial reporting n&#9;n&#9;n&#9;n&#9;n&#9;n&#9;n n&#9;n&#9;n&#9;n&#9;n&#9;n&#9;n&#9;n&#9; Health and safety Mergers, acquisitions and divestments n&#9;n&#9;n&#9;n&#9;n&#9;n&#9; n&#9;n&#9;n&#9;n&#9;n&#9;n&#9;n&#9;n&#9;n&#9;n&#9;n&#9; Who we are Governance and leadership Chairperson’s report Doing business ethically How good governance creates value Governance Framework Board of Directors Governance structure Key Board focus areas for 2025 Board committees Other key areas of oversight Executive Committee How we create value The value we created Our Remuneration Report Appendices

Governance structure The Gold Fields Board, as the Group’s highest governing authority, is ultimately responsible for ensuring adherence to sound corporate governance standards. It oversees business decisions and judgements, ensuring they are made with integrity, care, skill and diligence. The Board’s objectives and responsibilities are outlined in its Charter. Each Board committee operates in accordance with its terms of reference. Chairperson and LID Yunus Suleman Chairperson Yunus Suleman provides overall leadership to the Board, ensuring collective responsibility for decisions while recognising the individual duties of Board members. He guides the Board’s focus on strategic matters, oversees the Group’s business and upholds high governance standards. Additionally, he plays a key role in enhancing the effectiveness of the Board and its directors. The roles of Chairperson and CEO are distinct and remain separate. Jacqueline McGill LID As LID, Jacqueline McGill, provides leadership and advice to the Board while stepping in to lead whenever the Chair is absent, unable to perform duties, or where the Chair’s independence is compromised. Critically, the LID chairs meetings on Chair succession and leads the Chair’s performance appraisal, ensuring objective oversight where a conflict of interest would otherwise exist. Independent non-executive directors Gold Fields has 11 independent NEDs who operate independently of management. Their role is to monitor and provide independent oversight, ensure effective governance and safeguard the interests of the Company and its stakeholders, with a particular focus on shareholders, including minority shareholders. Executive directors Mike Fraser Chief Executive Officer (CEO) Mike Fraser leads all aspects of the Group’s operations by executing the strategy, focusing on long-term goals, growth, profitability and maximising return on investment. Alex Dall Chief Financial Officer (CFO) Alex oversees all finance activities at Gold Fields, including planning, implementation, budgeting, forecasting, business planning and negotiations. Committee Chairpersons N&G Committee Yunus Suleman Chairperson The Committee oversees the Group’s Corporate Governance Framework, Board composition, appointments, succession planning and all matters of governance. Audit Committee Philisiwe Sibiya Chairperson The Committee holds decision-making authority over its statutory duties and is accountable to the Board and shareholders. It oversees the Group’s financial affairs and reporting, monitors the suitability and independence of external auditors and ensures the effectiveness of combined assurance and Group Internal Audit. Remuneration Committee Jacqueline McGill Chairperson The Committee assists the Board in fulfilling its responsibilities regarding Gold Fields’ remuneration practices and annual reporting, in line with applicable rules and regulations. The Committee holds decision- making authority regarding remuneration matters. It ensures the Group’s remuneration practices are fair, responsible and equitable, with executive remuneration directly linked to Group performance. SHSD Committee Terence Goodlace Chairperson The Committee oversees the effectiveness of the Company’s safety, occupational health and sustainable development programmes. It keeps the Board informed on objectives, compliance and standards. The committee monitors SHSD performance across the Group, approves related policies and standards and ensures operations align with national and international regulations and best practices. Technical Committee Alhassan Andani Chairperson The Committee monitors, reviews and evaluates technical matters relevant to operational performance and projects. SET Committee Cristina Bitar Chairperson The Committee holds decision-making authority over its statutory obligations and is accountable to the Board and shareholders. It assists the Board in overseeing social, ethics, security, labour, transformation, community, anti-corruption, land (in a social context), human rights and stakeholder relationships. Risk Committee Zarina Bassa Chairperson The Committee ensures that effective risk management practices and strategies are in place so management can identify, manage and mitigate risks within Board-approved risk parameters. S&I Committee Carel Smit Chairperson The Committee considers and recommends strategic, organisational and structuring options for the Group to the Board, including investment and divestment opportunities. Executive Committee Mike Fraser Chairperson The Executive Committee develops strategies and policy proposals for Board consideration, reviews Gold Fields’ performance against strategic objectives and supports the Board in fulfilling the Group’s disclosure obligations. The Executive Committee is not a Board committee. The Board approves and monitors the Group’s performance against the management-developed strategy. The Board Charter mandates directors to promote the Company’s vision while upholding sound corporate governance. Responsibilities are delegated to Board committees through formal terms of reference, but accountability remains with the Board. The Board stays informed of all Group developments through executive directors, executive management and the Company Secretary. Directors have unrestricted access to the Group’s management and access to the external auditors, when necessary, and are entitled to seek independent professional advice, at the Group’s expense, on any matters pertaining to Gold Fields that they require to address independently. 16 GOLD FIELDS Integrated Annual Report 2025 The Board assessed its 2025 performance and effectiveness through an external assessment, which concluded that it was fully functional and satisfactorily discharging its duties as set out in the Board Charter. Who we are Governance and leadership Chairperson’s report Doing business ethically How good governance creates value Governance Framework Board of Directors Governance structure Key Board focus areas for 2025 Board committees Other key areas of oversight Executive Committee How we create value The value we created Our Remuneration Report Appendices

Governance structure continued Board attendance The Board meets at least four times a year, with the flexibility to convene electronically as permitted by the Board Charter. The Board and its committees met as outlined in the table below. Directors receive comprehensive Board packs ahead of each meeting, ensuring they have the necessary information to fulfil their responsibilities effectively. Board agendas focus on strategy, sustainable development, finance, performance monitoring, governance and related areas. During 2025, Board meetings and some committee meetings were preceded by closed-session meetings by NEDs. Directors are required to recuse themselves from discussions where conflicts of interest may arise. This year, the Board established an ad hoc steering committee – comprising Yunus Suleman, Philisiwe Sibiya and Alhassan Andani – to oversee material matters impacting our Ghanaian operations. This committee met six times during the year, with all members attending these meetings. Number of Board meetings, Board committee meetings and directors’ attendance during the year Directors Board meetings Audit Committee2 N&G Committee2 Remuneration Committee2 Risk Committee2 SET Committee2 SHSD Committee2 S&I Committee Technical Committee2 Ghana Steering Committee SPECIAL Number of meetings held 6 4 4 4 4 4 4 4 4 6 YGH Suleman1 6/6 n/a 4/4 n/a n/a n/a n/a n/a n/a 6/6 JE McGill (LID) 6/6 n/a 4/4 4/4 n/a n/a 4/4 n/a 4/4 n/a MJ Fraser1 (CEO) 6/6 n/a n/a n/a n/a 4/4 n/a n/a n/a n/a A Dall3 6/6 n/a n/a n/a n/a n/a n/a n/a n/a n/a A Andani4 6/6 3/3 n/a 4/4 n/a 3/4 n/a 4/4 4/4 6/6 ZBM Bassa 6/6 4/4 n/a 4/4 4/4 n/a n/a 4/4 n/a n/a MC Bitar 6/6 n/a n/a 4/4 4/4 4/4 4/4 n/a n/a n/a TP Goodlace 6/6 n/a 4/4 n/a 4/4 n/a 4/4 n/a 4/4 n/a SL McCrae 6/6 n/a n/a n/a n/a 4/4 4/4 4/4 4/4 n/a PG Sibiya 6/6 4/4 3/4 n/a 4/4 n/a n/a 4/4 n/a 6/6 CAT Smit 6/6 4/4 n/a n/a 4/4 4/4 n/a 4/4 n/a n/a J MacKenzie5 4/4 n/a 2/2 n/a n/a n/a 1/2 2/2 2/2 3/4 M Rawlinson5 4/4 2/2 n/a 2/2 n/a n/a n/a 2/2 2/2 n/a SP Reid6 2/2 n/a 2/2 2/2 n/a n/a 2/2 2/2 n/a n/a PJ Bacchus6 1/2 1/2 n/a 1/2 2/2 n/a n/a 2/2 1/2 n/a Notes: 1 The Board Chairperson and Group CEO are standing invitees for all committee meetings. Committee members are shaded and Chairs are in black borders. Directors who are not members of a committee are invited to attend all committee meetings, and do so as invitees when they are able to 2 Quarterly Board committee (main) meetings were preceded by closed sessions held on the same date as the main meetings and therefore not recorded separately for the following committees: Audit Committee (four) and SET Committee (four) 3 Alex Dall was appointed as executive director effective 1 March 2025 and is a standing invitee for the Audit Committee, Risk Committee, Remuneration Committee and S&I Committee and Technical Committee 4 Alhassan Andani was a member of the Audit Committee until 29 May 2025; thereafter, he attended Audit Committee meetings as an invitee from time to time 5 John MacKenzie and Michael Rawlinson were appointed as directors effective 1 August 2025, and attended all committee meetings as standing invitees since then. From 1 December 2025, John became a member of the N&G Committee, SHSD Committee, S&I Committee and Technical Committee, while Michael became a member of the Audit Committee, Remuneration Committee, S&I Committee and Technical Committee 6 Steven Reid and Peter Bacchus retired from the Board and committees with effect from 29 May 2025 7 Special Board and Committee meetings have been held as follows: 7.1 Six Special Board meetings to consider the CFO appointment, Damang mining leases and Project Vogue 7.2 Four Special Audit Committee meetings to consider the Integrated Annual Report and SOX attestations 7.3 One special meeting each by the other seven committees to consider the Integrated Annual Report and SOX attestations 17 GOLD FIELDS Integrated Annual Report 2025 The full Directors’ Report can be found in our Annual Financial Report. Who we are Governance and leadership Chairperson’s report Doing business ethically How good governance creates value Governance Framework Board of Directors Governance structure Key Board focus areas for 2025 Board committees Other key areas of oversight Executive Committee How we create value The value we created Our Remuneration Report Appendices

Key Board focus areas During 2025, the Board monitored the Group’s strategy, focusing on delivery of the three pillars of the Group strategy as well as safeguarding the safety and wellbeing of our people, overseeing organisational restructuring, cultural and strategic alignment, delivering consistent operational performance and project advancements. Our people’s safety and wellbeing The Board maintains an unwavering commitment to our primary responsibility: ensuring our people return home safe and well every day. During 2025, we reviewed the Group’s progress to date and the ongoing development of the necessary systems to protect our workforce. The Board therefore: • Steered the Group’s safety ambition and commitment to building a business free from fatalities and serious injuries • Oversaw the completed implementation of the EB&Co and dss+ recommendations • Monitored the implementation of initiatives that will establish psychosocial health and emotional wellbeing • Welcomed the implementation of inclusive practices aimed at strengthening safety practices by empowering our workforce to speak up and reject harmful behaviours In 2026, the Board will oversee the implementation of the actions arising from the 2025 workforce engagement survey to ensure the Group’s culture continues to support the safe and sustainable delivery of our strategy. Refer to our Sustainability Report (SR) for details on how we protect our people. Organisational structure, operating model and executive leadership changes A primary focus of the Board, throughout the year, was governing the Group’s structural transformation, ensuring Gold Fields’ operating model and culture are fully aligned to achieve the 2035 aspirations. The Board therefore: • Monitored the implementation of the streamlined organisational structure and will guide leadership to identify further opportunities for driving efficiency and sustainable value • Oversaw the progress in investment in systems necessary to achieve our 2035 aspirations, operationalised through the Gold Fields Way • Endorsed significant investment in leadership development and the strengthening of the Group’s talent pipeline to drive performance • Supported the appointments of Alex Dall as CFO, Francois Swanepoel as COO, Mariette Steyn as EVP People and Sustainability and Jason Sander appointment as Acting Chief Technical Officer Read more about our organisational restructuring on p31. Board committee structure and succession In 2025, the Board continued with the phased Board succession programme that commenced in 2024, reflecting our belief that Board renewal is imperative to ensure that the Board’s independence remains intact and that it is optimally positioned to govern and support leadership to execute the Group’s strategy. The Board therefore: • Approved the retirement of Steven Reid and Peter Bacchus in May 2025 • Approved and appointed Jacqueline McGill as LID in May 2025 • Appointed two new NEDs, John MacKenzie and Michael Rawlinson, in August 2025 • Completed comprehensive fit-and-proper assessments for all 2026 director elections and re-elections • Prepared for the retirement of the Chairperson of the Board and N&G Committee, Yunus Suleman, in May 2026. John MacKenzie, who was appointed to the Board in August 2025, was subsequently nominated and elected as incoming Chairperson Read about changes to the Board committees on p10. Aligning ESG targets to 2035 aspirations Following our midpoint review, and in response to the Group’s evolving portfolio and stakeholder expectations, Gold Fields strengthened its integrated approach to people and sustainability. The Board therefore: • Provided oversight of sustainability, including safety, health, social, environmental and climate-related matters • Reviewed the Group's progress against its 2030 ESG targets, tested the validity of key assumptions and alignment with our business aspirations to 2035 • Supported the refinement of 2035 strategic sustainability commitments, building on the 2030 trajectory and strengthening alignment with the Group’s strategy and long-term value creation priorities while reinforcing business resilience, competitiveness and access to growth opportunities Refer to our SR for details on our approach to sustainability, as well as more details on our midpoint review. Safe, reliable and cost-effective operations The Group’s asset base is strategically positioned for enduring performance. The Group maximises value from these mining assets through innovation and technology, while leveraging the expertise of our workforce. The Board therefore: • Oversaw the implementation of the Group’s safety improvement plan, and endorsed the establishment of clearer expectations, sharper routines and a proactive approach to risk management • Oversaw the implementation of a culture of care and accountability • Monitored leadership and supervisory development • Approved the Information Technology Transformation Strategy • Assessed the advancement of the Asset Optimisation Strategy and approved investments in existing assets to support growth • Guided the investments and implementation of energy efficient infrastructure • Approved the new Capital Allocation Framework and Dividend Policy Improving the quality of our portfolio Gold Fields manages a top-tier asset base spanning six jurisdictions, underpinned by long-term exploration opportunities, which are essential for the Group’s long-term sustainability. It is imperative for the Group to continue optimising its portfolio, through mergers and acquisitions (M&A), divestments and greenfields and brownfields exploration. The Board therefore: • Approved the acquisition of Gold Road Resources • Provided oversight during the preparation for commencing negotiations to renew Tarkwa’s mining leases • Steered the execution of Damang’s business and transition plans • Held its November 2025 meeting in Ghana and engaged with our local teams, the Government and other stakeholders • Oversaw the progress of the Windfall project towards FID and visited the project to engage with our teams in Canada and the Cree First Nation of Waswanipi • Monitored the ramp-up and commercialisation of Salares Norte • Focused on ongoing strategic engagement to deepen stakeholder relationships in Ghana Read about our strategic performance on p61. 18 GOLD FIELDS Integrated Annual Report 2025 Who we are Governance and leadership Chairperson’s report Doing business ethically How good governance creates value Governance Framework Board of Directors Governance structure Key Board focus areas for 2025 Board committees Other key areas of oversight Executive Committee How we create value The value we created Our Remuneration Report Appendices

Board committees The Board has eight standing committees, established in compliance with the Companies Act and JSE Listings Requirements. These committees operate under delegated authority from the Board and in accordance with their written terms of reference. Committee members are majority independent NEDs, and the CEO, CFO and various members of management are standing invitees to committee meetings. Each Board committee is chaired by an independent NED. In line with King IV recommendations, the Board reviews the terms of reference of all committees annually and, if necessary, adopts changes which are approved by the Board. Committees are required to evaluate their effectiveness and performance annually and to report findings to the Board for consideration. During 2025, the Board reviewed the Board Charter and committee terms of reference to ensure they align with the recommendations of King IV. Looking ahead to 2026, the Board will conduct a gap analysis against King V to inform its implementation plan. The Board announced the following changes to our committee membership: • Audit Committee: Peter Bacchus and Alhassan Andani were members until 29 May 2025; thereafter, Alhassan continued attending meetings as a standing invitee. Michael Rawlinson was appointed as member effective 1 December 2025 • N&G Committee: John MacKenzie was appointed to the Committee effective 1 December 2025 • Remuneration Committee: on 28 May 2025, Steven Reid retired as member and Chairperson, and Jacqueline McGill, a member of the Committee, was elected as Chairperson. Michael was appointed as member effective 1 December 2025 • Risk Committee: On 28 May 2025, Peter Bacchus retired as member and Chairperson, and Zarina Bassa, a member of the Committee, was elected as Chairperson. Michael was appointed as member effective 1 December 2025 • SHSD Committee: John was appointed to the Committee effective 1 December 2025 • SET Committee: on 28 May 2025, Jacqueline retired as a member and Chairperson, and Cristina Bitar, a member of the Committee, was elected as Chairperson. Additionally, Philisiwe Sibiya retired as member and Carel Smit was elected as member to the Committee • S&I Committee: on 28 May 2025, Peter retired as a member and Chairperson, and Carel, a member of the Committee, was elected as Chairperson. John and Michael were both appointed as members effective 1 December 2025 • Technical Committee: on 28 May 2025, Carel retired as member. John and Michael were appointed as members effective 1 December 2025 The following pages outline each committee’s responsibilities and focus areas during the year. Board sub-committees Audit Nomination and Governance Remuneration Risk Safety, Health and Sustainable Development Social, Ethics and Transformation Strategy and Investment Technical 19 GOLD FIELDS Integrated Annual Report 2025 For more detail on Board committees’ internal standards and principles, refer to the Standards and principles page on our website. Cerro Corona, pit Who we are Governance and leadership Chairperson’s report Doing business ethically How good governance creates value Governance Framework Board of Directors Governance structure Key Board focus areas for 2025 Board committees Other key areas of oversight Executive Committee How we create value The value we created Our Remuneration Report Appendices

Board committees continued Audit Committee Members: Philisiwe Sibiya (Chairperson), Zarina Bassa, Carel Smit, Michael Rawlinson1 Invitees: Yunus Suleman, Alhassan Andani1, Mike Fraser, Alex Dall Four ordinary meetings Four special meetings Relevant stakeholders Relevant Group risks 1 Appointed to the Board in August 2025 and as Committee member in December 20252 Alhassan Andani was a member of the Audit Committee until 29 May 2025; thereafter, he attended meetings as a standing invitee Mandate The Audit Committee oversees the Group’s financial reporting, sustainability disclosures and public announcements, and monitors the independence and effectiveness of Gold Fields' external auditor. It monitors combined assurance and internal audit controls and provides risk management assurance to the Chairperson of the Risk Committee. It oversees the management and governance of the Group’s information communication and technology (ICT) systems. The Committee’s formal terms of reference are reviewed annually and set out in its Board-approved Charter. The Board is satisfied that the Committee complied with these terms, as well as its legal and regulatory responsibilities as set out in the Companies Act, King IV and Section 3.84(d) of the JSE Listings Requirements. Supporting value creation in 2025 • Reviewed and approved the interim and annual financial statements • Reviewed the Group's solvency and liquidity position and concluded that the Group can continue as a going concern • Reviewed and confirmed PwC’s performance as external auditors, and approved their reappointment, independence, scope of work, materiality and fees as part of the annual workplan • Reviewed and approved internal audit reports, as well as the recommended remedial actions for relevant risks identified, and ensured the necessary mitigating actions were implemented • Reviewed and approved the accounting for the acquisition of Gold Road Resources • Considered the impact of Salares Norte achieving commercial levels of production • Maintained regular oversight of the Group’s ICT Digital Strategy, its transformation process and its performance against the Group’s 2025 key performance indicators Future focus areas In addition to its statutory and Board delegated duties, the Committee will focus on: • The one SAP roll-out and S/4HANA implementation road map • Further improvements to the integrated combined assurance model • Integration of Windfall in the Group’s reporting and SOX environment The Committee’s performance and effectiveness were assessed externally in 2025, which concluded that the Audit Committee was fully functional and had satisfactorily discharged its duties as set out in its terms of reference. • Consistently reviewed cyber-related risks and tracked the completion of required actions • Oversaw the Group’s compliance to the Foreign Corrupt Practices Act, as well as other relevant global anti-bribery and corruption regulations • Evaluated the expertise and performance of Alex Dall, who was officially appointed as Group CFO on 1 March 2025 • Monitored the Group’s compliance performance, and oversaw updates to Gold Fields’ Code of Conduct to broaden its scope and enhance its effectiveness • Reviewed the Group’s progress with developing and implementing the new combined assurance plan, and is satisfied that the plan’s design and effectiveness are appropriate • Considered and discussed the Group’s external reports with management and external audit, including the IAR, AFR, SR and Form 20-F, and ensured compliance with all relevant regulations 20 GOLD FIELDS Integrated Annual Report 2025 Refer to p4 and p44 for icon definitions. l Independent 100% l Non-independent —% Independence l Black 50% l White 50% Race l Male 50% l Female 50% Gender l Under 50 25% l Over 50 75% Age Refer to the Audit Committee Report in the Annual Financial Report for more details, including the Audit Committee’s duties, terms of reference and statement. Who we are Governance and leadership Chairperson’s report Doing business ethically How good governance creates value Governance Framework Board of Directors Governance structure Key Board focus areas for 2025 Board committees Other key areas of oversight Executive Committee How we create value The value we created Our Remuneration Report Appendices

Board committees continued Nomination and Governance Committee Members1: Yunus Suleman (Chairperson), Jacqueline McGill, Terence Goodlace, Philisiwe Sibiya, John Mackenzie2 Invitees: Mike Fraser Four ordinary meetings One special meeting Relevant stakeholders Relevant Group risks 1 Steven Reid retired from the Board and N&G Committee in May 2025 2 Appointed to the Board in August 2025 and as Committee member in December 2025 Mandate The Committee monitors and enhances all matters of governance by reviewing the Board’s structure, composition and effectiveness, and by advising on the Board’s performance evaluations, committees and management. It also manages director and executive succession, recommending director nominees for election and successors for key roles – including the Chairperson, LID, CEO and CFO. The Committee considers and supports executive candidates presented for appointment. The Committee reviews committee mandates, advises on director induction and development, Chairperson and member rotations, and conducts annual performance assessments. It ensures effective risk management oversight where required within its scope and will provide assurance to the Risk Committee as mandated by the Board on any committee-allocated risks if and when required. Supporting value creation in 2025 • Developed a three-year succession plan for the five NEDs reaching their nine-year tenure in 2025, and appointed a recruitment firm to support the search for suitable candidates • Appointed two NEDs, John MacKenzie and Michael Rawlinson, to the Board, effective 1 August 2025 – thereby supplementing the Board’s technical, financial and M&A capacity, and oversaw their induction • Supported the appointment of Alex Dall as CFO, Francois Swanepoel as COO and Mariette Steyn as EVP People and Sustainability, and oversaw their accelerated induction • Oversaw the external performance assessment conducted by The Board Practice, which concluded that the Board and its committees are fully functional and effectively fulfilling their duties in accordance with their terms of reference • Assessed the composition of the Board committees and recommended changes to the Board for approval • Supported the Board in establishing an ad hoc steering committee on Ghana, comprising Yunus Suleman, Philisiwe Sibiya, Alhassan Andani and John MacKenzie, to oversee matters regarding the renewal of the Tarkwa mining leases and the transition of Damang, among other related matters Future focus areas • Continuing the search for suitable Board candidates • Preparing for the retirement of Yunus Suleman at the Group’s AGM in May 2026 • Supplementing the Board’s Ghanaian representation • Monitoring the implementation of King V The Committee’s performance and effectiveness were assessed externally in 2025, which concluded that the N&G Committee was fully functional and had satisfactorily discharged its duties as set out in its terms of reference. • Conducted its annual assessment of the Board’s skills and diversity to meet disclosure requirements, and adopted a new platform to identify and address skills gaps across the Board and its committees • Ensured the Board received regular training through formal sessions, brief updates during quarterly meetings and informal circulars on current events, including a refresher on tailings management (including safety and the Group’s Emergency Preparedness and Response Plan), the JSE Listings Requirements, the US regulatory landscape and King V • Recommended members of the SET Committee for shareholder appointment at the Group’s AGM, held on 28 May 2025 • Reviewed and approved its terms of reference and Board Charter • Monitored changes to the Group’s operating model, which affected most business areas and required careful alignment with governance principles – particularly the enhanced oversight of subsidiary governance 21 GOLD FIELDS Integrated Annual Report 2025 Refer to p4 and p44 for icon definitions. l Independent 100% l Non-independent —% Independence l Black 40% l White 60% l Under 50 20% l Over 50 80% Age l Male 60% l Female 40% Gender Race Who we are Governance and leadership Chairperson’s report Doing business ethically How good governance creates value Governance Framework Board of Directors Governance structure Key Board focus areas for 2025 Board committees Other key areas of oversight Executive Committee How we create value The value we created Our Remuneration Report Appendices

Board committees continued Remuneration Committee Members1: Jacqueline McGill (Chairperson), Alhassan Andani, Zarina Bassa, Cristina Bitar, Michael Rawlinson2 Invitees: Yunus Suleman (standing invitee), Mike Fraser, Alex Dall Four ordinary meetings One special meeting Relevant stakeholders Relevant Group risks 1 Steven Reid retired as member and Chairperson of the Committee in May 2025, after which Jacqueline McGill was elected as Chairperson 2 Appointed to the Board in August 2025 and as Committee member in December 2025 Mandate The Remuneration Committee oversees the Company’s remuneration linked to performance outcomes against strategy, encouraging alignment with shareholder experience and principles of fairness and responsibility. It monitors contractual terms on potential termination of the executive directors and Executive Committee members, and any payments made are fair to both parties, that failure is not rewarded and that the duty to mitigate loss is fully recognised. The Committee further oversees and manages remuneration-related risks and provides assurance to the Chairperson of the Risk Committee, as mandated by the Board, on risk management oversight within the Committee’s scope. Supporting value creation in 2025 • Approved updates to the Group’s Remuneration Policy, aligning short-term incentives (STIs) and long-term incentives (LTIs) with the new organisational model, culture transformation and strategic priorities • Approved the 2025 Employee Share Plan (effective 1 January 2025), including appropriate governance and compliance structures to monitor compliance • Endorsed a revised Minimum Shareholding Requirement (MSR) Policy, eliminating matching shares from January 2025 while honouring existing commitments • Approved benchmark methodology and principles for executive rewards to support competitive positioning • Reviewed and approved key performance frameworks linking cultural, strategic and operational outcomes, reinforcing alignment between Group and asset levels and embedding accountability through individual performance multipliers. • Approved the guaranteed remuneration package (GRP) for Alex Dall as CFO, Francois Swanepoel as COO and Mariette Steyn as EVP People and Sustainability, and authorised transitional arrangements where appropriate • Endorsed and monitored performance against the Group’s 2025 business plan, scorecard and CEO and CFO performance measures on a quarterly basis • Prioritised talent retention and employee wellbeing, through incentives, standardised and revised Global Parental Leave Framework, promoting continuity, engagement and inclusivity across our global workforce. • Strengthened reward governance frameworks, ensured regulatory compliance and maintained transparent investor relations, including monitoring amendments to the Companies Act to ensure remuneration-related compliance readiness Future focus areas • Ensuring the Remuneration Framework continues supporting disciplined execution, responsible rewards and long term- shareholder value • Reviewing LTI performance measures to ensure these remain robust and aligned with strategic priorities and stakeholder value • Evaluating relative Total Shareholder Return (r-TSR) peer group to ensure it remains an appropriate and market-relevant external comparator • Confirming readiness for the implementation of King V and the Companies Act Amendments The Committee’s performance and effectiveness were assessed externally in 2025, which concluded that the Remuneration Committee was fully functional and had satisfactorily discharged its duties as set out in its terms of reference. 22 GOLD FIELDS Integrated Annual Report 2025 l Independent 100% l Non-independent —% Independence l Black 40% l White 60% l Male 40% l Female 60% Gender l Under 50 —% l Over 50 100% Age Race Refer to p83 for our Remuneration Report. Refer to p4 and p44 for icon definitions. Who we are Governance and leadership Chairperson’s report Doing business ethically How good governance creates value Governance Framework Board of Directors Governance structure Key Board focus areas for 2025 Board committees Other key areas of oversight Executive Committee How we create value The value we created Our Remuneration Report Appendices

Board committees continued Risk Committee Members1: Zarina Bassa (Chairperson), Cristina Bitar, Terence Goodlace, Philisiwe Sibiya, Carel Smit, Michael Rawlinson2 Invitees: Yunus Suleman (standing invitee), Mike Fraser, Alex Dall Four ordinary meetings One special meeting Relevant stakeholders Relevant Group risks All Group risks 1 Peter Bacchus retired as member and Chairperson of the Committee in May 2025, after which Zarina was elected as Chairperson 2 Appointed to the Board in August 2025 and as Committee member in December 2025 Mandate The Risk Committee oversees and assists the Board with risk management and reviews the strategic and emerging risks impacting the Group. The Committee is responsible for assisting the Board in its oversight of risk, including reviewing the Group’s risk appetite statements and risk profile, and for assessing the overall effectiveness of the Group’s Risk Management Framework. The Committee’s responsibility is to ensure that risks and opportunities are appropriately managed to achieve the Group’s strategic outcomes. Supporting value creation in 2025 • Oversaw the update and refresh of the Group’s strategic risk categories and the aggregate risk exposure across the portfolio • Evaluated the adequacy of the key risk indicators and defined tolerance levels to inform the status of each strategic risk category • Assessed the outcomes of the Group’s strategic risks and opportunities, including IT risks • Reviewed and approved amendments to the Group’s risk appetite statement • Confirmed that the Group’s integrated risk management system remains within approved appetite levels • Oversaw the development of the Combined Assurance Model with the Audit Committee • Conducted deep dives into emerging or out-of-appetite risks such as cyber, contractors and licensing/permits • Verified that the results of the 2025 combined assurance programme effectively addressed the Group’s significant strategic risks • Reviewed and approved the 2026 Combined Assurance plan in alignment with the King IV requirements • Continued to monitor jurisdictional risks across the Group’s portfolio, including regulatory and tenure-related developments in Ghana Future focus areas • Overseeing the Group’s planned activities to improve risk management practices by implementing a renewed Risk Management Standard • Enhancing the Group’s combined assurance programme and ensuring alignment with the new requirements of King V • Overseeing and monitoring the progress of management’s risk management improvement plan • Assessing the movement of strategic risks and how the Group responds, and conducting deep dives on top-of-mind risks for the Board • Ongoing monitoring of the Group’s risk appetite and tolerance • Monitoring the evolving mining policy environment and the renewal of the Tarkwa mining leases The Committee’s performance and effectiveness were assessed externally in 2025, which concluded that the Risk Committee was fully functional and had satisfactorily discharged its duties as set out in its terms of reference. 23 GOLD FIELDS Integrated Annual Report 2025 Refer to p4 and p44 for icon definitions. l Independent 100% l Non-independent —% Independence l Black 34% l White 66% l Male 50% l Female 50% Gender l Under 50 17% l Over 50 83% Age Race Who we are Governance and leadership Chairperson’s report Doing business ethically How good governance creates value Governance Framework Board of Directors Governance structure Key Board focus areas for 2025 Board committees Other key areas of oversight Executive Committee How we create value The value we created Our Remuneration Report Appendices

Board committees continued Safety, Health and Sustainable Development Committee Members1: Terence Goodlace (Chairperson), Jacqueline McGill, Cristina Bitar, John MacKenzie2, Shannon McCrae Invitees: Yunus Suleman (standing invitee), Mike Fraser Four ordinary meetings One special meeting Relevant stakeholders Relevant Group risks 1 Steven Reid retired from the Board and SHSD Committee in May 2025 2 Appointed to the Board in August 2025 and as Committee member in December 2025 Mandate The SHSD Committee monitors initiatives that ensure a safe and healthy work environment, maintain responsible environmental performance and monitors all matters of safety, health and sustainable development. All activities in this area are aligned with the Group’s strategy and operations, applicable legislation and prevailing codes of best practice, including national and international regulatory and technical developments related to sustained development guided by the Group’s external assurance partners. The Committee continuously aims to ensure that ESG goals and targets drive sustainable performance and recommend those to the Board for consideration. The Committee reviews detailed investigations into any relevant incidents that may have occurred and oversees the implementation of recommended actions in line with relevant policies, standards and guidelines on how to mitigate, solve or prevent incidents, in a timeous manner where possible. Quarterly, the Committee provides assurance to the Risk Committee that allocated SHSD risks are being effectively mitigated and managed. This includes catastrophic risks. Additionally, the Committee informs the Audit Committee of any material sustainability matters or disclosures that could impact the Group’s financial statements. Supporting value creation in 2025 • Oversaw the Group’s health, safety and wellbeing strategies and performance, including the implementation of the Gold Fields safety improvement plan • Monitored the development and implementation of the Group Sustainability Policy and Safety Standard to drive consistent safety practices across our assets • Oversaw the establishment of the Group Safety function and its readiness to provide technical expertise and functional support to our assets • Held quarterly reviews and, where required, dedicated sessions to review the findings and recommendations from independent safety reviews and investigations into serious potential incidents, and oversaw the implementation of agreed actions • Oversaw the tailings storage facility (TSF) conformance disclosures for all assets Future focus areas • Overseeing the implementation of a solar plant and wind farm at St Ives, with construction and commissioning planned to be completed in 2026 • Overseeing the implementation of the chinchilla capture and relocation programme at Salares Norte • Improving the culture of safe operations by enhancing critical control management, verification and recommendations from external experts, and aligning to future industry developments, including the consolidated mining standards that are in development • Setting nature targets, reviewing the financial impact thereof, and collaborating externally as needed • Ongoing monitoring of the Group’s safety performance and integration of business partners into Gold Fields’ safety improvement plan The Committee’s performance and effectiveness were assessed externally in 2025, which concluded that the SHSD Committee was fully functional and had satisfactorily discharged its duties as set out in its terms of reference • Monitored the management of catastrophic risks – including tailings stewardship, flooding risks, geotechnical risks, fires and explosion risks, and asset integrity programmes – and ensured the necessary mitigating actions are in place • Reviewed the Group’s approach to managing environmental risks and monitored progress against targets • Ensured all Gold Fields operations that use cyanide were fully certified to the International Cyanide Management Code • Focused on driving improved maturity in environmental and social risk management to ensure risks were effectively identified, understood and controlled, while maintaining compliance with ISO 14001, ISO 45001 and ISO 50001 standards 24 GOLD FIELDS Integrated Annual Report 2025 Refer to p4 and p44 for icon definitions. l Independent 100% l Non-independent —% Independence l Black —% l White 100% l Male 40% l Female 60% Gender l Under 50 —% l Over 50 100% Age Race Who we are Governance and leadership Chairperson’s report Doing business ethically How good governance creates value Governance Framework Board of Directors Governance structure Key Board focus areas for 2025 Board committees Other key areas of oversight Executive Committee How we create value The value we created Our Remuneration Report Appendices

Board committees continued Social, Ethics and Transformation Committee Members1: Cristina Bitar (Chairperson), Alhassan Andani, Shannon McCrae, Carel Smit, Mike Fraser Invitees: Yunus Suleman (standing invitee) Four ordinary meetings One special meeting Relevant stakeholders Relevant Group risks 1 Jacqueline McGill retired as a member and Chairperson of the Committee in May 2025, after which Cristina was elected as Chairperson. Philisiwe Sibiya retired as member of the Committee in May 2025 Mandate The Committee oversees social, ethics, transformation, security, workforce, host communities, human rights and stakeholder issues to ensure strong and ethical corporate citizenship, in accordance with the Companies Act and global best practice. The SET Committee plays a central role in overseeing the Group’s culture, ethical conduct and stakeholder relationships. It enforces labour mandates, employment policies and compliance with laws and regulations (including OECD, employment equity and B-BBEE), while monitoring stakeholder management and offering strategic guidance. The Committee receives hotline, ethics and governance-related reports and investigations, enabling the Committee to recommend actions to the Board to mitigate or prevent such issues. As mandated by the Board, the Committee also supports the Chairperson of the Risk Committee by ensuring effective risk management oversight. The Committee liaises with the SHSD Committee on any environmental-related matters, as well as any other relevant issues. Supporting value creation in 2025 During 2025, the Committee focused on strengthening ethical governance, stakeholder engagement and organisational culture across the Group. In addition, the Committee: • Oversaw the management and investigation of reports received through our hotline, and discussed measures to mitigate, solve or prevent identified issues • Received updates from management on any fraud, theft or corruption-related issues within the Group, and oversaw the implementation of preventative and remedial actions • Oversaw conformance of community-related actions related to the implementation of Global Industry Standards on Tailings Management (GISTM) across the Group • Considered matters of diversity, equity and inclusion, including the Group’s progress towards its 2030 ESG targets and metrics and the implementation of the recommendations from the 2023 EB&Co review • Monitored relevant risks, including country risks, artisanal and small- scale mining (ASM), major industry incidents and shareholder activism, and provided quarterly assurance to the Risk Committee that these risks are being managed appropriately • Oversaw progress in building a culture of care and accountability, which included the launch of a workforce engagement survey to measure the effectiveness and impact of changes implemented • Endorsed several agreements with our First Nations communities for recommendation to the Board • Approved the new Code of Conduct – Living the Gold Fields Way, Speak Up Policy (previously the Whistleblowing Policy), and Anti-bribery, Corruption and Sanctions Policy 25 GOLD FIELDS Integrated Annual Report 2025 Refer to p4 and p44 for icon definitions. l Independent 80% l Non-independent 20% Independence l Black 20% l White 80% l Male 60% l Female 40% Gender l Under 50 —% l Over 50 100% Age Race Future focus areas • Overseeing the implementation of the Group’s new Business Partner Framework • Strengthening stakeholder engagement frameworks to support the Group’s licence to operate in key jurisdictions • Ensuring conformance to ICMM principles by H1 2026 • Concluding the IBA with the Cree First Nation of Waswanipi and the Cree Nation Government at Windfall • Ensuring the smooth implementation of Cerro Corona’s social transition plan • Monitoring the transition of the Damang mine to the Government of Ghana • Overseeing the roll-out of the Global Communication Strategy, including the launch of a new global website and multi-lingual intranet • Overseeing the roll-out of the new Code of Conduct and Speak Up reporting platform, including training programmes • Implementation of the new Group People and Sustainability Policies The Committee’s performance and effectiveness were assessed externally in 2025, which concluded that the SET Committee was fully functional and had satisfactorily discharged its duties as set out in its terms of reference. • Monitored the implementation of legacy programmes and the Group’s efforts to create positive impact for stakeholders, including tracking in-country procurement, host community employment and procurement, SED spending, and the creation of non-mining jobs to provide holistic community value • Monitored key performance areas across the Group’s assets, including stakeholder-related strategies, Social and Labour Plans, social transition strategies, agreements with Indigenous Peoples, and efforts to manage ASM and illegal mining • Adopted a more integrated Communications Strategy to effectively communicate the Group’s purpose, strategy and value proposition and build a unified voice • Oversaw the Group’s foundation and trusts, including the South Deep Education Trust, South Deep Community Trust, Thusano Trust and the Gold Fields Ghana Foundation Who we are Governance and leadership Chairperson’s report Doing business ethically How good governance creates value Governance Framework Board of Directors Governance structure Key Board focus areas for 2025 Board committees Other key areas of oversight Executive Committee How we create value The value we created Our Remuneration Report Appendices

Board committees continued Strategy and Investment Committee Members1: Carel Smit (Chairperson)1, Alhassan Andani, Zarina Bassa, Shannon McCrae, John MacKenzie2, Michael Rawlinson2, Philisiwe Sibiya Invitees: Yunus Suleman (standing invitee), Mike Fraser, Alex Dall Four ordinary meetings Relevant stakeholders Relevant Group risks 1 Peter Bacchus retired as member and Chairperson of the Committee in May 2025, after which Carel was elected as Chairperson 2 Appointed to the Board in August 2025 and as Committee member in December 2025 Mandate The Committee provides strategic oversight by reviewing and advising the Board on Group strategy, particularly with respect to portfolio management. It supports the Board in evaluating opportunities for organic growth, investments, mergers and acquisitions, exploration and disposals aligned with the Company’s strategy. The Committee approves significant transactions, including mergers, acquisitions, capital investments, disposals and related funding decisions. Transactions and projects valued over US$40m are considered material. It also reviews external investment opportunities exceeding US$40m and recommends these to the Board for final approval. Supporting value creation in 2025 • Recommended the Group’s 2025 strategy and monitored progress against the 2035 aspirations agreed to in 2024 • Considered potential global M&A opportunities, monitored returns in relation to share price performance and considered the Group’s current portfolio given the three horizons guiding our strategy • Monitored progress of transactions within its mandated threshold, including divestments and disposals • Oversaw the acquisition of Gold Road Resources, consolidating Gold Fields’ ownership in Gruyere • Approved the divestment of the Gold Fields’ royalty portfolio • Oversaw the implementation of the greenfields exploration strategy, including the acquisition of a 10.5% strategic placement in Founders Metals • Endorsed and oversaw the implementation of the refined Capital Allocation Framework Future focus areas • Ongoing monitoring of our greenfields exploration strategy, the allocation of exploration capital and disciplined investment • Monitoring the environment for strategic M&A opportunities, and overseeing portfolio optimisation • Tracking performance against the 2035 aspirations and, where required, ensure course correction • Recommending the 2026 strategy for continued growth, in alignment with the 2035 aspirations • Overseeing the integration of new ventures and exploration growth initiatives The Committee’s performance and effectiveness were assessed externally in 2025, which concluded that the S&I Committee was fully functional and had satisfactorily discharged its duties as set out in its terms of reference. 26 GOLD FIELDS Integrated Annual Report 2025 Refer to p4 and p44 for icon definitions. l Independent 100% l Non-independent —% Independence l Black 43% l White 57% l Male 57% l Female 43% Gender l Under 50 14% l Over 50 86% Age Race Who we are Governance and leadership Chairperson’s report Doing business ethically How good governance creates value Governance Framework Board of Directors Governance structure Key Board focus areas for 2025 Board committees Other key areas of oversight Executive Committee How we create value The value we created Our Remuneration Report Appendices

Board committees continued Technical Committee Members1: Alhassan Andani (Chairperson), Jacqueline McGill, Terence Goodlace, Shannon McCrae, John MacKenzie2, Michael Rawlinson2 Invitees: Yunus Suleman (standing invitee), Mike Fraser Four ordinary meetings Two special meetings Relevant stakeholders Relevant Group risks 1 Carel Smit retired as member of the Committee in May 2025 2 Appointed to the Board in August 2025 and as Committee member in December 2025 Mandate The Committee monitors, reviews and evaluates technical matters relevant to the Group’s operational performance and projects. It oversees the adoption, deployment and performance of technical systems and processes to support both operational and project goals. The Committee evaluates current and emerging risks related to technology and automation, including the effectiveness of controls and mitigation strategies. It also provides oversight of brownfields exploration and reporting of Mineral Resources and Mineral Reserves in line with international standards. Supporting value creation in 2025 • Monitored the overall Group capital spend performance, project performance, project studies and 2025 assurance activities • Monitored other project and technical-related matters within its Delegation of Authority, including the construction of the renewable energy project at St Ives, the mining lease renewals for Tarkwa, and Salares Norte • Considered and approved Windfall’s execution strategy, pre-commitment execution works and feasibility study to enable the progression of the project to FID in H2 2026 • Monitored the implementation of the Damang transition plan to support an orderly transition of the asset to the Government of Ghana in 2026, including the commencement of mining of the satellite pits, as well as the completion of the feasibility study to extend the LOM • Oversaw the development and submission of the comprehensive mining lease extension application at Tarkwa, including the review of the updated Mineral Reserves statement to support the lease extension application • Reviewed the Mineral Resources and Mineral Reserves statements, as well as the disclosure thereof in Gold Fields’ Mineral Resources and Mineral Reserves Supplement Future focus areas • Monitoring the overall Group capital spend performance, project performance, project studies and 2026 assurance activities • Considering the independent project review findings and project execution plan to progress Windfall’s FID • Monitoring project delivery and other technical matters within the Committee’s Delegation of Authority • Advising the Board on technical matters related to its engagement with the Government of Ghana to ensure a orderly transition of Damang in April 2026, as well as the extension of Tarkwa’s mining leases • Monitoring progress of projects within its mandate threshold, including: – Windfall mine development project – St Ives renewables project implementation phase – Gruyere Integrated Complex Study – Granny Smith Wallaby Zone 150 – South Deep South of Wrench • Reviewing the Mineral Resources and Mineral Reserves statements and figures in the Supplement The Committee’s performance and effectiveness were assessed externally in 2025, which concluded that the Technical Committee was fully functional and had satisfactorily discharged its duties as set out in its terms of reference. 27 GOLD FIELDS Integrated Annual Report 2025 Refer to p4 and p44 for icon definitions. l Independent 100% l Non-independent —% Independence l Black 17% l White 83% l Male 67% l Female 33% Gender l Under 50 —% l Over 50 100% Age Race Who we are Governance and leadership Chairperson’s report Doing business ethically How good governance creates value Governance Framework Board of Directors Governance structure Key Board focus areas for 2025 Board committees Other key areas of oversight Executive Committee How we create value The value we created Our Remuneration Report Appendices

Other key areas of oversight Board appointment and succession Board succession planning is integral to the ongoing effective functioning of the Board. The Board and N&G Committee review development and succession planning annually, or more frequently as needed. The Board actively and continuously manages director succession to ensure continuity and maintain critical skills. We focus on evolving Board composition to align with the Group’s strategic direction, while prioritising the diversity, experience and expertise essential for long- term success. A structured global search process commenced in 2024 to identify suitable candidates who bring particular skills, experience and fresh perspectives to the Board. This process not only ensures orderly succession of departing directors but also strengthens the Board’s overall capacity. A formal process governs director appointments. The N&G Committee recommends suitable candidates and evaluates such candidates when required. The Board Chairperson and LID are appointed annually by the Board, following a review of their performance and independence. In line with King IV recommendations, the Board conducted a thorough independence evaluation of directors who are presented to shareholders for appointment at the Group’s AGM and, particularly, of those directors who have served on the Board for nine years or more. The Board was satisfied that all NEDs assessed during the year remain independent. Together with management, the N&G Committee develops and facilitates an induction programme for new Board members to ensure they understand Gold Fields and the business environment in which it operates. This programme includes site visits to the Group’s respective assets. In addition, the Board aims to hold a Board cycle in one of our jurisdictions annually to ensure our directors visit our operations and meet our teams. As part of continuing Board training and development, we ensure directors remain abreast of developments in their areas of expertise and our industry. We also provide them with the opportunity to build and enhance the skills required to drive effective governance across our business. Board members conduct regular site visits to deepen their understanding of operational challenges and foster direct, meaningful dialogue with our people and key stakeholders. Each Board meeting starts with a safety and/or value share, along with updates on compliance-related matters, including relevant regulatory developments. Our Audit Committee’s agenda includes a dedicated action item related to compliance. In 2025, the Board received briefings on US regulatory changes, with a specific focus on anti-bribery and corruption and beneficial share ownership disclosure, and the implementation of King V. The Board also discussed AI and cybersecurity, which are increasingly relevant to directors’ fiduciary duties. The N&G Committee also assesses the commitments of non- executive candidates to ensure their availability to fulfil their responsibilities. In accordance with Gold Fields’ Memorandum of Incorporation, one-third of all directors (including executive directors) will retire from office at each AGM. The first to retire are those directors appointed during the year, followed by the longest-serving members. The Board, assisted by the N&G Committee, recommends the eligibility of retiring directors (subject to availability and their contribution to the business) for reappointment, informing their re-election by the shareholders at the AGM. In accordance with the Board Charter, a director is required to retire at the AGM after the year in which they reach the age of 70, unless the retirement age is extended by a fixed period at the Board’s discretion. In terms of the recommendations of King IV, a director may continue to serve longer than nine years, provided the Board, in its discretion and unanimous decision, determines it is in the Company’s and shareholders’ best interest to extend the director’s service for an additional period. In this case, directors are subject to an annual independence evaluation by the Board. Five directors reached the end of their nine-year tenure in 2025. On 20 February 2025, the Board announced the retirement of Steven Reid and Peter Bacchus, effective 28 May 2025, at the Company’s AGM. Yunus Suleman, our Board Chairperson, will retire in 2026. Following the retirements of Steven Reid and Peter Bacchus, the Board approved new Chairpersons for several committees and announced Jacqueline McGill’s election as Lead Independent Director. Two NEDs, John MacKenzie and Michael Rawlinson, were appointed to the Board on 1 August 2025, supplementing the Board’s technical, financial and M&A capacity. John will succeed Yunus as Board Chairperson in May 2026. The Board remains committed to its succession plan for both Terence Goodlace and Alhassan Andani, whose expertise continue to add significant value. The Board will advise shareholders on a year-to-year basis to ensure continuity and re-election of directors at each AGM. The Board confirms that the requisite fit-and-proper assessments, as contemplated in the JSE Listings Requirements, have been conducted in respect of each of John MacKenzie, Michael Rawlinson, Terence Goodlace and Philisiwe Sibiya, and that the Board is satisfied with the outcome thereof. Board evaluation In 2025, the Board underwent an external performance assessment, which concluded that the Board and its committees are fully functional and effectively fulfilling their duties as outlined in their terms of reference. Board of Directors’ Charter During the year, the Board reviewed the Board Charter and committees’ terms of references to ensure they align with the recommendations of King IV and broader corporate governance best practice. Conflicts of interest To our knowledge, there are no undisclosed conflicts of interest between Gold Fields and our directors or officers, given that some directors serve on other public company boards. Our directors and officers understand the laws governing their accountability and their obligation to disclose any conflicts to the Chairperson of the Board and N&G Committee. The Board ensures independent judgement in considering transactions and agreements. Directors with a material interest must recuse themselves from relevant parts of Board and committee meeting discussions to allow the remaining directors to discuss the matter openly. Chief Financial Officer Alex Dall was appointed interim CFO on 1 May 2024 and CFO and executive director on 1 March 2025. In accordance with the JSE Listings Requirements, the Audit Committee considered and unanimously agreed that Alex executed his duties satisfactorily and with the required levels of expertise and experience during 2025. The Audit Committee is of the opinion that Alex, together with other members of the financial management team, managed the Group’s financial affairs effectively during 2025. Company Secretary The Company Secretary provides secretarial services and advises the Board on corporate governance in line with the Companies Act, King IV, and JSE and NYSE Listings Requirements. Responsibilities include monitoring regulatory changes and implementing updates where applicable. Attending all Board and committee meetings, the Company Secretary ensures directors have direct access to guidance on their fiduciary duties. While an employee of the Company, the role maintains an arm’s-length relationship with the Board. The Company Secretary oversaw Board governance matters in 2025, supporting the Board and its committees while ensuring statutory compliance and up-to-date records. Anr&eacute; Weststrate held the position of Company Secretary in 2025. The Board is satisfied that Anr&eacute; is competent, qualified and has the necessary expertise and experience to fulfil the role. 28 GOLD FIELDS Integrated Annual Report 2025 A summary of how Gold Fields applied the principles of King IV is detailed and explained on p115 – 117 For more information on succession planning, refer to p10 of this report. Who we are Governance and leadership Chairperson’s report Doing business ethically How good governance creates value Governance Framework Board of Directors Governance structure Key Board focus areas for 2025 Board committees Other key areas of oversight Executive Committee How we create value The value we created Our Remuneration Report Appendices

Executive Committee Gold Fields’ Executive Committee is responsible for implementing the Group’s strategy and executing the Board’s mandates. The Committee meets monthly to review performance against objectives and develop strategy and policy proposals for Board consideration. In addition, weekly executive leadership sessions are held to consider operational and functional performance and related matters. A monthly Senior Leaders Safety Review focuses on matters of safety at executive level, demonstrating the Company’s commitment to safe operations and zero harm to its employees. The Committee also supports the Board in fulfilling the Company’s disclosure obligations, guided by established internal disclosure guidelines, and comprises nine members, including prescribed officers and executive directors. Each operating subsidiary has established a Board and executive structures to ensure sound corporate governance, with executives serving on a number of these subsidiary boards. Developments during the year • Mariette Steyn was appointed EVP People and Sustainability effective 1 April 2025, following the integration of the People and Sustainability function • Francois Swanepoel was appointed as Chief Operating Officer from 1 September 2025 following Martin Preece’ retirement • Jason Sander was appointed Acting Chief Technical Officer effective 31 August 2025 • Luis Rivera resigned as EVP Americas effective 31 May 2025 29 GOLD FIELDS Integrated Annual Report 2025 Mike Fraser Alex Dall Francois Swanepoel Jason Sander CEO CFO Chief Operating Officer Acting Chief Technical Officer Kelly Carter Chris Gratias Jongisa Magagula Mariette Steyn EVP Legal and Governance EVP Strategy and Corporate Development EVP External Affairs EVP People and Sustainability 12 ordinary meetings in 2025 Four special meetings in 2025 Weekly meetings to discuss operational and functional performance, and ad hoc important matters Our Executive Committee works with our Board and people to meet the Group’s strategic objectives and create sustainable value for our stakeholders. l Black 22% l White 78% Race Gender Age l Male 62% l Female 38% l Under 50 33% l Over 50 67% Monthly senior leaders safety review meetings Who we are Governance and leadership Chairperson’s report Doing business ethically How good governance creates value Governance Framework Board of Directors Governance structure Key Board focus areas for 2025 Board committees Other key areas of oversight Executive Committee How we create value The value we created Our Remuneration Report Appendices

How we create value We continue to set the foundations to enable the delivery of our strategy and offer a compelling value proposition for our shareholders. In this chapter Chief Executive Officer’s report 31 Operating environment 34 Stakeholders 38 Risks and opportunities 44 Catastrophic risks 53 Emerging global risks 55 Material matters 56 Unpacking our strategy 61 Capital Allocation Framework 65 Business model 66 Technology and cybersecurity 68 Commitment to responsible mining 69 30 GOLD FIELDS Integrated Annual Report 2025 Pasture and livestock initiatives, part of the Cerro Corona legacy programme Who we are Governance and leadership How we create value Chief Executive Officer’s report Operating environment Stakeholders Risks and opportunities Catastrophic risks Emerging global risks Material matters Unpacking our strategy Capital Allocation Framework Business model Technology and cybersecurity Commitment to responsible mining The value we created Our Remuneration Report Appendices

Chief Executive Officer’s report 2025 was a landmark year for Gold Fields, defined by a step- change in our safety performance, strong operational delivery and continued progress in our strategic transformation. Most importantly, there were no work-related fatalities at our operations this year. Operationally, we delivered production and cost within guidance, reflecting improved consistency and predictability across the business, supported by stronger operational discipline and enhanced performance management. At the same time, cost pressures remained elevated across the industry, and we continue focusing on cost discipline, operational efficiencies and asset optimisation to remain competitive while positioning the business for long-term resilience. At a portfolio level, we continued enhancing the quality and resilience of the business. Acquiring Gold Road Resources, for example, enhances our exposure to a high-quality, long-life asset and provides access to additional exploration upside, supporting our long-term growth ambitions. At our inaugural Capital Markets Day in November 2025, we outlined a clear pathway to unlocking additional value from our portfolio. This includes opportunities to improve operational efficiency, reduce costs, extend lives-of-mine and enhance production across key assets – reinforcing our confidence in the underlying quality and potential of our business. We remain disciplined in our approach to capital allocation, prioritising investments that strengthen the quality of our portfolio, improve cash-flow generation and deliver sustainable returns. At the same time, we continue to assess opportunities to optimise or divest assets that do not meet our strategic or return thresholds. During the year, we continued embedding our global operating model, which is designed to standardise processes, strengthen accountability and enable faster, more effective decision-making across the Group. As it continues to mature, it is supporting more consistent performance and greater alignment across our operations. Overall, 2025 reflects the progress we are making in strengthening the fundamentals of the business. While there is more to be done, we are building a more resilient and better-positioned Gold Fields, with a clear pathway to sustained value creation. Strategic pillar 1: Operate in a safe, reliable and cost-effective way Ensuring safe and responsible production Our foremost priority remains the safety and wellbeing of our people and we are committed to building a business free from fatalities and serious injuries. In 2025, we recorded zero work-related fatalities across our operations – a significant milestone that reflects sustained focus on strengthening leadership accountability, improving risk management practices and embedding greater discipline across our systems and processes. Over the past two years, we undertook a comprehensive transformation of our approach to safety, informed by independent reviews of both our safety systems and organisational culture. The Gold Fields Way continues to provide the foundation for embedding a culture of care and accountability across the Group, aligning leadership behaviours, operating practices and systems to ensure that safety is consistently prioritised in day-to-day decision-making. While the progress achieved in 2025 is encouraging, the six serious injuries recorded across our operations, and one at our Windfall project, reinforce the need for continued vigilance. Sustaining this performance will require ongoing focus, consistent leadership and disciplined execution across all levels of the Group. Maintaining reliable and cost-effective operations The implementation of our simplified operating model in 2024 is improving the consistency and predictability of performance across the Group. By standardising processes, strengthening accountability and enabling better visibility of operational performance, the model supports more effective decision-making and the sharing of best practices across our portfolio. In 2025, we delivered production at the upper end of guidance, with attributable gold-equivalent production increasing by 18% to 2,438koz (2024: 2,071koz, excluding Asanko). This performance was underpinned by strong delivery across the portfolio – particularly at Salares Norte, which achieved commercial production on 31 August 2025 and reached steady-state operations in Q4 2025, marking an important milestone that will contribute meaningfully to our future production profile. Cost pressures continued to prevail during the year, reflecting industry-wide inflation, strengthening producer currencies against the US Dollar, increased royalties linked to higher gold prices, and the structural impact of mining at greater depths. Group AISC increased modestly to US$1,645/oz (2024: US$1,629/oz), while AIC increased by 3% to US$1,927/oz (2024: US$1,873/oz). The average gold price received increased by 45% to US$3,496/oz, providing strong support to margins and cash-flow. 31 GOLD FIELDS Integrated Annual Report 2025 “2025 was a landmark year for Gold Fields, defined by a step-change in our safety performance, strong operational delivery and continued progress in our strategic transformation. Most importantly, there were no work- related fatalities at our operations this year.” Mike Fraser Read more about our strategy and its links to our 2035 aspirations, the Gold Fields Way and our approach to portfolio optimisation from p61 to 64. Read more about how we are keeping our people safe in our SR. Who we are Governance and leadership How we create value Chief Executive Officer’s report Operating environment Stakeholders Risks and opportunities Catastrophic risks Emerging global risks Material matters Unpacking our strategy Capital Allocation Framework Business model Technology and cybersecurity Commitment to responsible mining The value we created Our Remuneration Report Appendices

Chief Executive Officer’s report continued Currency movements also impacted cost performance, with both the Australian Dollar and South African Rand strengthening against the US Dollar during the year. As our Australian operations – particularly Granny Smith and Agnew – mature and mining progresses to greater depths, we are proactively addressing structural cost pressures. We expect that investments in advanced material handling systems will reduce reliance on trucking, decrease costs over time and support our emissions reduction objectives. In addition, through our asset optimisation programme, we continue identifying opportunities to extend mine life, reduce costs and, where appropriate, increase production across our portfolio. Strengthening operational performance across our assets Performance across our operations was generally strong, supported by improved operating discipline and the benefits of our evolving operating model. At Gruyere, production was impacted by lower high-grade ore delivery, resulting in reduced plant yields as a greater proportion of lower-grade ore was processed. Performance was further affected by labour turnover within the workforce of our business partner. In response, we implemented a targeted recovery plan for 2026 to improve equipment availability, enhance operational efficiencies and strengthen the stability of our workforce. St Ives delivered a strong performance, with production increasing by 12% to 369.6koz. In 2026, our focus will be on advancing the Invincible underground life-extension study and completing the construction and commissioning of the renewable energy project. South Deep exceeded the top end of its guidance range, with production increasing by 16% to 308.8koz. As a long-life, mechanised asset, South Deep remains a cornerstone of our portfolio. Ongoing initiatives are focused on improving operational efficiency, including reducing open-stope turnaround times and deploying advanced digital monitoring systems to enhance performance and safety. At Tarkwa, production decreased by 12% to 474.5koz, primarily due to lower feed grade and yield. In response, we are focused on optimising operating costs, improving margins and increasing mineable inventory. We also initiated the process to renew the five mining leases that will expire in April 2027, supported by updates to the life-of-mine plan and Mineral Resources and Mineral Reserves. During 2025, we continued to work closely with the Government of Ghana to develop a transition plan for Damang. The current lease extension is due to expire in April 2026, and we are focused on ensuring a responsible and orderly transition of the asset. Cerro Corona completed its final year of mining in 2025 and will continue processing stockpiles from 2026 through to 2031. We are assessing options to maximise the asset’s value, including potential life-extension opportunities. Following a successful ramp-up, Salares Norte exceeded guidance, producing 396.5koz-eq for the year. Achieving steady-state production at this high-margin operation is a key driver of future cash-flow and margin improvement for the Group. The Windfall project continued to advance during the year, with progress on permitting and execution readiness supporting an expected FID in 2026, subject to the completion of regulatory approvals and agreements. Strategic pillar 2: Having a positive impact on our communities and the environment Strengthening our sustainability approach Our approach to sustainability remains central to how we create long-term value. In 2021, we established six ESG targets to guide our performance and align sustainability with our broader business strategy. In 2025, we conducted a comprehensive midpoint review of these commitments to assess progress, test their continued relevance and ensure alignment with a rapidly evolving regulatory and stakeholder landscape. This review was undertaken against a backdrop of increasing scrutiny, more stringent disclosure requirements and rising expectations for measurable, integrated outcomes. The review confirmed that while we have made meaningful progress, delivering sustainable value requires greater integration between our ESG commitments and our operational, financial and growth strategies. As a result, we refined our sustainability approach to ensure it is more focused, outcome-driven and aligned with our 2035 aspirations. Delivering tangible social impact We continued to translate our commitments into measurable outcomes across our social priorities during the year. We made progress with implementing the recommendations from the EB&Co review, reinforcing our focus on building a respectful, inclusive and accountable workplace. Female representation increased to 27%, which is in line with our 2025 target and reflects steady progress towards greater diversity within the Group. We also continued to create significant value in our host countries. In 2025, we distributed US$5.78bn in value (2024: US$4.21bn), with US$3.36bn spent on in-country procurement, representing 97% of total procurement. These contributions support local economic development, strengthen relationships with host communities and reinforce our licence to operate. A key milestone during the year was the vesting of the Thusano Trust, which delivered R11.1bn in value to over 46,000 past and present employees over its 15-year life. This represents a significant empowerment outcome in the South African mining industry and reflects our commitment to shared value creation. Managing environmental performance and resilience We continued to improve our environmental performance while strengthening the resilience and reliability of our operations. Renewable energy accounted for 18% of the Group’s electricity consumption, which is consistent with 2024 levels. We progressed construction of St Ives’ hybrid renewable energy project, which remains on track for commissioning in mid-2026. These investments support our efforts to reduce emissions intensity while improving energy security and cost resilience. We recorded zero serious environmental incidents during the year. Total water recycled and reused reached 74%, exceeding our annual target, while total freshwater withdrawal improved compared to both 2024 levels and our 2025 target. We also made meaningful progress in implementing the GISTM, in line with our ICMM commitments, supported by a multi-year programme across our global operations. Embedding sustainability into long-term value creation Sustainability is fully integrated into our strategy, operating model and capital allocation decisions. This alignment is reinforced by our updated 2035 sustainability commitments, thereby ensuring that our approach supports not only compliance and risk management, but also long-term competitiveness and access to growth opportunities. As expectations continue to evolve, we remain focused on delivering credible, measurable outcomes that strengthen both our business and the communities and environments in which we operate. Strategic pillar 3: Growing the quality of our portfolio Strengthening the quality of our portfolio We continue to actively manage and enhance the quality of our portfolio to support long-term value creation. We remain focused on building a portfolio of high-quality assets with strong margins, long life, and exploration upside, while maintaining disciplined capital allocation. This includes investing in assets that strengthen our production base and improve cash-flow generation while divesting assets that no longer align with our strategic priorities. In 2025, we continued to reshape the portfolio through targeted transactions. We disposed of our shareholding in Galiano Gold for C$151m (US$106.4m) and divested a portfolio of royalties and related financial instruments for US$167m, reinforcing our focus on core assets. 32 GOLD FIELDS Integrated Annual Report 2025 Read more about our detailed financial performance in our Annual Financial Report. Read more about our capital allocation on p65. Who we are Governance and leadership How we create value Chief Executive Officer’s report Operating environment Stakeholders Risks and opportunities Catastrophic risks Emerging global risks Material matters Unpacking our strategy Capital Allocation Framework Business model Technology and cybersecurity Commitment to responsible mining The value we created Our Remuneration Report Appendices

Chief Executive Officer’s report continued Advancing our core assets and growth pipeline A key milestone during the year was the acquisition of Gold Road Resources, which consolidated our ownership of Gruyere and secured access to the significant surrounding land package. This transaction strengthens our position in a highly prospective Australian gold province and enhances the overall quality and scale of our portfolio. The net acquisition cost of A$2.19bn (US$1.42bn) was concluded at an attractive valuation and is expected to be accretive to cash-flow. By consolidating the Gruyere, Golden Highway and the Yamarna land package, we see clear potential to extend mine life and support future production growth. We will continue to evaluate optimisation opportunities at Gruyere, including open-pit and underground trade- off studies, while accelerating access to higher-grade ore sources and advancing exploration across the broader land package. Windfall represents another cornerstone asset within our portfolio. Following the acquisition of Osisko Mining in 2024, the project offers significant scale and exploration upside across a 2,400km&sup2; land package. Engineering and permitting activities progressed during the year, supporting an expected FID in 2026, subject to regulatory approvals and the completion of the IBA. These assets are central to our long-term growth strategy and position the Group to deliver a more resilient production profile, with an increasing proportion of production expected to come from high- quality jurisdictions. Sustaining long-term value through exploration Exploration remains a key driver of long-term value, supporting Mineral Reserves replacement and providing a pipeline of future growth opportunities. Our near-mine exploration programme continues to deliver strong results – particularly across our Australian operations, where we have maintained a track record of replacing Mineral Reserves at competitive costs. During the year, we invested US$63m in brownfields exploration, with a continued focus on extending mine life and enhancing the value of our existing assets. We also progressed our greenfields exploration strategy by building a pipeline of opportunities beyond our current operations. This included targeted investments in early-stage projects and partnerships to secure exposure to prospective mineralised systems. While exploration remains an important component of our strategy, our approach remains disciplined and focused on opportunities that align with our long-term portfolio objectives. Building a resilient, future-ready portfolio Gold Fields has a long history of continuous production, and we remain focused on positioning the business for sustainable growth over the long term. Through a combination of portfolio optimisation, targeted acquisitions and disciplined investment in our asset base, we are building a portfolio that is more resilient, competitive and capable of delivering consistent value. Our strategic direction remains clear: to improve the quality of our production base, strengthen our exposure to high-quality jurisdictions and ensure that our portfolio is well positioned to deliver sustainable returns over time. Outlook and priorities We operate in a dynamic and increasingly complex global environment. Geopolitical developments, regulatory changes and evolving stakeholder expectations continue to shape the mining sector. We remain mindful of external risks, including the potential impact of tensions in the Middle East on oil prices, which may place upward pressure on operating costs in 2026. In this context, maintaining strong relationships with our stakeholders and ensuring transparency in how we operate remain critical to sustaining our licence to operate and delivering long-term value. We will implement disciplined cost management and maintain flexible budgeting to absorb potential volatility without compromising delivery against our strategic priorities. Gold Fields’ high-quality asset base, with significant optionality for growth and optimisation, positions the Group to generate strong over the next five years. In 2026, our focus remains on advancing our safety improvement plan and further embedding our operating model, systems and processes to deliver consistent, predictable performance in line with guidance. Key priorities include securing the renewal of the Tarkwa mining leases and transitioning Damang to the Government of Ghana. In Canada, we expect to advance permitting and formalise the IBA for Windfall, supporting an FID. We will continue progressing high-value organic growth projects across the portfolio, including open-pit and underground studies at Gruyere, material handling system assessments at St Ives and Granny Smith, and life-extension studies at Invincible and Santa Ana. At South Deep, we will advance the South of Wrench feasibility study while, in Chile, we will prepare for pre-stripping at the Aqua Amarga resource areas of Salares Norte. Attributable gold-equivalent production for 2026 is expected to be between 2.4Moz and 2.6Moz. We expect AISC to range between US$1,800/oz and US$2,000/oz, and AIC between US$2,075/oz and US$2,300/oz. Capital expenditure will remain elevated in 2026, reflecting planned investment in Windfall and sustaining capital across the portfolio. Total capital expenditure is expected to range between US$1,900m and US$2,100m, comprising sustaining capital of US$1,300m to US$1,400m and non-sustaining capital of US$240m to US$340m, excluding Windfall project capital of C$495m (US$361m). Appreciation I would like to thank our Board for their continued guidance and oversight. I extend my appreciation to Yunus Suleman for his leadership and contribution as Chairperson, and I wish him well as he prepares to retire in 2026. To our people, thank you for your continued commitment to safety, performance and living the Gold Fields Way. Your dedication is fundamental to our success. Finally, I thank our shareholders for their continued support and confidence in Gold Fields. Mike Fraser CEO 33 GOLD FIELDS Integrated Annual Report 2025 Who we are Governance and leadership How we create value Chief Executive Officer’s report Operating environment Stakeholders Risks and opportunities Catastrophic risks Emerging global risks Material matters Unpacking our strategy Capital Allocation Framework Business model Technology and cybersecurity Commitment to responsible mining The value we created Our Remuneration Report Appendices

Operating environment Gold Fields operates in a complex global environment, shaped by volatile gold prices, shifting geopolitical landscapes and evolving regulatory requirements across the jurisdictions in which we operate. Increased expectations around sustainability, climate resilience and responsible mining continue to influence decision-making, while responding to social pressures – including the expectations from our host communities – are key to maintaining trust with our stakeholders. Gold supply and demand Affected strategic pillars Related material themes Operate Grow Ensuring business resilience Amid ongoing geopolitical uncertainty and shifting monetary policies, gold remains a trusted store of value while evolving to meet the demands of a changing global economy. The international gold market showed exceptional resilience during the year – the gold price hit record highs in 2025, exceeding US$4,500/oz for the first time, with prices reaching as high as US$5,400 in early 2026. This was primarily driven by investment demand, a combination of an uncertain and volatile geopolitical environment and US Dollar weakness. Investment demand, including over-the-counter, surged to 5,002t and total demand at US$555bn, a five-year high, with global gold exchange-traded funds experiencing strong net inflows after five years of declines. Central bank buying remained robust, reaching 863t, which is at the upper end of the WGC 2025 guidance though slower than the recent pace of over 1,000t. This strong demand offset a marked drop in jewellery consumption due to the high prices, while global gold supply increased by 1% also reached a new record of 5,002.3t due to higher mine production and recycling. Impact on Gold Fields Our response The performance of bullion has been beneficial to Gold Fields over the past few years – rising steadily since 2015, but accelerating notably since 2019 and, particularly, over the past 24 months. The average gold price achieved during 2025 improved to US$3,496/oz – a 45% increase from US$2,418/oz in 2024, which was a marked rise on the average price of US$1,941/oz in 2023. The gold price ended 2025 at just over US$4,325/oz, a record high year-end close. The stronger gold price and demand in 2025, along with improved operational performance, bolstered Gold Fields’ financial results and cash generation. Higher realised prices and sales supported profitability, enabling increased investment in sustaining and growth capital, debt reduction and shareholder returns. However, elevated prices also contributed to higher royalties and cost inflation across the industry, keeping unit costs elevated. In response, we have accelerated the investment in our portfolio: We ramped up investment in greenfields exploration (p64) We consolidated Gruyere and deleveraged our balance sheet faster to ensure resilience (p33) Increased our Mineral Reserve price assumptions which has driven an increase in Mineral Reserves declared (p82) We made portfolio optimisation decisions (p62) We invested significant capital expenditure to ensure more cost-effective production in the future (p75) We increased our returns to shareholders (p75) We advanced our asset optimisation programme (p33) 1 Source: S&P Capital IQ 2 Source: World Gold Council 34 GOLD FIELDS Integrated Annual Report 2025 4, 70 7 4, 75 2 4, 94 6 4, 97 4 4, 99 9 4, 00 2 4, 69 9 4, 44 8 4, 97 5 5, 00 2 2021 2022 2023 2024 2025 0 1,000 2,000 3,000 4,000 5,000 6,000 Gold price performance1 Gold demand and supply2 n Gold demand (t) n Gold supply (t) (t)(US$) Who we are Governance and leadership How we create value Chief Executive Officer’s report Operating environment Stakeholders Risks and opportunities Catastrophic risks Emerging global risks Material matters Unpacking our strategy Capital Allocation Framework Business model Technology and cybersecurity Commitment to responsible mining The value we created Our Remuneration Report Appendices

Operating environment continued Geopolitics, resource nationalism and the regulatory environment Affected strategic pillars Related material themes Operate Impact Grow Creating a positive impact for host communities Respecting the rights of our stakeholders Ensuring business resilience Upholding sound corporate governance practices Governments play a central role in shaping the political and regulatory landscape within which mining companies operate, and targeted regulation and policy will be critical to shaping a sustainable global mining sector. Resource nationalism is rising, affecting tax rules and ownership rights in certain territories, and will most likely take precedence over optimised supply chains in a geopolitically volatile world. This trend reflects an increasing resolve by governments to assert greater sovereign control over their natural mineral wealth. We are also mindful that the conflict in the Middle East could impact supply chains and oil prices which, in turn, could affect our business in 2026. However, at the same time, increased global uncertainty continues to drive investors towards gold as a safe-haven asset, underpinning elevated price levels despite short-term volatility. In several resource-rich jurisdictions, governments are seeking greater participation in the value generated from natural resources through evolving regulatory frameworks and fiscal regimes. In Ghana, these dynamics have included policy discussions relating to mining sector regulation and the future tenure of certain assets. Governments can employ a range of measures that could affect the profitability and stability of mining operations, including: • Seizing ownership of mines or requiring a larger stake in mining projects • Raising or introducing new taxes and royalties to ensure the state receives a greater share of the revenue – especially during periods of high gold prices • Tightening regulations to increase local participation, such as mandating that supplies are sourced domestically or strengthening environmental and labour laws • Using mining permits and licence renewals as political leverage, with delays or blocks during electoral transitions creating investment uncertainties • Changing administrative priorities, which can erode support for existing operations or challenge a mine’s licence to operate Impact on Gold Fields Our response The Australian Government recognises mining as a strategic sector given the industry’s economic contribution to the country. At the same time, mining companies are facing increased scrutiny for their sustainability practices and environmental stewardship, as well as engagement with Indigenous Peoples. In South Africa, the government undertook consultation on proposed changes to the Mineral and Petroleum Resources Development Act of 2002, which includes increased government control over key areas like changes in shareholding or control. The industry, through the Minerals Council, has proposed changes to the bill, which are being considered by the government. In March 2025, the Government of Ghana rejected Gold Fields’ application to renew its mining lease at Damang. A one-year lease extension was ultimately agreed, after which Damang will transition to the Government of Ghana in April 2026. Subsequently, the Minerals Commission of Ghana proposed amendments to the Minerals and Mining Act, which include a reduction in the maximum tenure for the grant and renewal of mining leases, as well as the abolition of Development Agreements. The Government also implemented changes to the gold royalty regime in March 2026, which replaces the existing flat rate of 5% with a sliding scale ranging from 5% to 12%. These changes are expected to affect Tarkwa after its development agreement expires in April 2027. Gold Fields has submitted an application to renew its mining leases that expire in 2027, and is seeking to engage with the Government of Ghana on the applicable terms. Additionally, in October 2025 the Minerals Commission announced its intention to audit all mining companies in Ghana, including Damang and Tarkwa. This audit was subsequently paused, and it is unclear if and when it will be recommenced. Political instability in Peru could result in leadership changes in several key ministries, potentially impacting the approval of environmental or operational permits for Cerro Corona and our exploration projects. Legislative changes were introduced in Chile to balance investment and environmental conservation but created uncertainty around new protection measures and regulations. Our host governments issue mining licences, develop state policies and enforce regulations, and each country requires a different approach tailored to its geopolitical environment. We collaborate with mining industry associations to highlight and communicate the work done by member companies, engage with governments on material industry-related issues and advocate for improved policies as well as, usually only as a last resort, address unfair regulations and laws. We also work with our ICMM and WGC peers to promote industry-wide best practice and demonstrate the benefits of a responsible and fairly regulated industry. We engaged with the First Nations Peoples for the Windfall project (p40) Gold Fields continues to engage constructively with the Government of Ghana and other stakeholders to support a stable and sustainable operating environment. Through these proactive engagements, we initiated the process to renew the Tarkwa mining leases due to expire in April 2027. We updated and published Tarkwa’s LOM plan and the mine’s declared Mineral Resources and Reserves with the Q3 operating results update, which support its application (p51) We adhere to all relevant legislation in the countries where we operate, including paying taxes and other levies (TR, p5) We work to improve trust between government and the mining industry (p43) We actively create value for a range of stakeholders, including our host governments and host communities, through employment, procurement and socio-economic investment (SR, p31) We engaged extensively with the Government of Ghana to reach agreement for a 12-month transitional lease for Damang to ensure operational stability and a safe and orderly handover process (p9) 35 GOLD FIELDS Integrated Annual Report 2025 Who we are Governance and leadership How we create value Chief Executive Officer’s report Operating environment Stakeholders Risks and opportunities Catastrophic risks Emerging global risks Material matters Unpacking our strategy Capital Allocation Framework Business model Technology and cybersecurity Commitment to responsible mining The value we created Our Remuneration Report Appendices

Operating environment continued Environmental considerations Affected strategic pillars Related material themes Operate Impact Grow Creating a positive impact for host communities Committing to sound environmental practices While the mining industry is critical to economic development, the pursuit of profit must be balanced with environmental performance and responsibility. As the demand for natural resources increases, mining companies must address the energy trilemma: energy security and affordability and environmental sustainability. The nature-positive movement, championed by groups like the ICMM, sets an expectation that mining moves beyond simply reducing harm to rather focus on actively reversing nature loss by 2030 and enhancing their environmental legacy. Meeting this expectation necessitates immediate improvements in tailings management, water stewardship and mine closure strategies. Consequently, companies are accelerating their adoption of lower-emission energy sources, driven by national decarbonisation policies and advancements in renewable technology. Impact on Gold Fields Our response Gold Fields’ cost of operation and capital allocation plans must account for decarbonisation and ecological stewardship. This includes responsibly managing our TSFs and water use, maintaining infrastructure, accounting for mine closure liabilities, and investing in renewable energy and nature- related preservation initiatives. Failure to demonstrate concrete action can damage the Group’s licence to operate, reputation and ability to attract investors. In addition, our business is exposed to the impacts of climate change, especially extreme weather events, which could lead to infrastructure damage and business interruption. We integrate climate and environment-related risks and opportunities into our strategy and operations to ensure our stakeholders recognise and trust us for nature-based solutions that aim to enhance lives. We design our strategies, targets and implementation plans to ensure we extract natural resources in a way that is environmentally responsible and sound and considers the needs of our stakeholders – particularly those communities impacted by our operations. We mitigate our climate impacts through our Decarbonisation Strategy (SR, p49) We preserve natural resources through our commitment to responsible water stewardship (SR, p55) and nature preservation (SR, p59) We prevent serious environmental harm through responsible tailings management and integrated mine closure plans (SR, p60) 36 GOLD FIELDS Integrated Annual Report 2025 Who we are Governance and leadership How we create value Chief Executive Officer’s report Operating environment Stakeholders Risks and opportunities Catastrophic risks Emerging global risks Material matters Unpacking our strategy Capital Allocation Framework Business model Technology and cybersecurity Commitment to responsible mining The value we created Our Remuneration Report Appendices

Operating environment continued Social dynamics Affected strategic pillars Related material themes Operate Impact Grow Protecting the health, safety and wellbeing of our employees and business Creating positive impact for our host communities Respecting the rights of our stakeholders A mining company’s licence to operate depends on its ability to make a positive impact and build trust with host communities. Companies that engage these communities as genuine partners lay the foundation for long- term relationships and a stronger brand. Host community procurement and employment, and responsible mine closure, present opportunities to reinforce these relationships and leave a lasting positive legacy. Failure to secure the necessary consent or to honour agreements with Indigenous Peoples regarding land rights, cultural heritage and benefit sharing carries severe consequences. Such failures may prevent or delay access to the land that supports our activities, or in some jurisdictions, may lead to protests, community blockades and litigation. These disruptive actions can halt operations, delay project development, place the mine’s permits at risk, and result in a government-mandated licence revocation. Illegal mining compounds these social challenges, posing security and reputational risks and imposing financial burdens. Mines must allocate substantial capital towards increased security measures and often bear the costs of environmental and infrastructural remediation for damage caused by illicit operations. Equally important is maintaining constructive relationships with employees and business partners, ensuring fair labour practices, safe working conditions and local skills development that support long-term employability and shared value creation. Impact on Gold Fields Our response Gold Fields’ financial and non-financial performance is closely linked to the quality of our relationships with employees, business partners and host communities. As such, it is essential that we seek to make a positive impact and identify and mitigate risks that could arise from any failure to keep our people safe or uphold community or Indigenous Peoples’ rights. ASM is a significant source of income for communities in resource-rich developing countries, including South Africa, Ghana and Peru, where Gold Fields operates. However, this is often associated with illegal mining – which presents significant challenges, including the potential to cause community unrest and violence; physical harm to illegal miners, our employees and members of our host communities; and damage to the infrastructure and environment surrounding our assets. We protect our licence to operate through proactive, culturally respectful engagement with our stakeholders to ensure enduring, mutually beneficial relationships. We proactively engage with our employees (p39), suppliers (p41) and host communities (p40) We work to ensure our people go home safe and well every day (SR, p24) We shared 30% of national stakeholder value created in 2025 with host communities (SR, p31) We aim to deliver one legacy programme per country within five years of operation (SR, p36) We work closely with local law enforcement, take preventative security measures and invest in alternative livelihoods to combat illegal mining (SR, p37) 37 GOLD FIELDS Integrated Annual Report 2025 Who we are Governance and leadership How we create value Chief Executive Officer’s report Operating environment Stakeholders Risks and opportunities Catastrophic risks Emerging global risks Material matters Unpacking our strategy Capital Allocation Framework Business model Technology and cybersecurity Commitment to responsible mining The value we created Our Remuneration Report Appendices

Stakeholders We work to ensure the interests of our stakeholders are represented and considered appropriately to enable informed decision-making that considers their interests, needs and expectations. Nurturing effective relationships with our stakeholders Our Stakeholder Engagement Strategy, supported by our Communication Strategy, recognises the crucial role of stakeholders in our business, and our work is underpinned by maintaining and strengthening stakeholder relationships based on respect, trust and transparency. We engage with our stakeholders to understand their diverse interests, needs and expectations. This input is crucial for informed decision-making. By consistently delivering on our commitments, we aim to build mutually beneficial relationships that are grounded in trust, ensuring we are the partner of choice for our people, host communities, suppliers, capital providers and governments. Strong relationships with our stakeholders, as well as the value we create and distribute to them, support more than just our licence to operate – we strive to ensure all stakeholders, including our host communities, experience sustainable benefits from our operations. Our stakeholder value creation is captured in our disclosure of national economic value creation in accordance with WGC guidelines. Gold Fields’ total value creation amounted to US$ bn in 2025 (2024: US$4.21bn), with payments to our host communities historically accounting for about 30% thereof. Financial value distributed to stakeholders in 2025 (US$m) Payments to employees6 Host community SED spend1 Payments to suppliers (including business partners)3 Payments to governments Payments to capital providers Total value creation Australia 208 2 1,572 533 8 2324 South Africa 139 5&sup2; 399 25⁴ 2 570 Ghana 89 6 841 342⁵ 54 1332 Chile 22 1 169 -3 0 188 Peru 65 8 229 78 7 0 379 Corporate 84 0 40 31 831 986 Total Gold Fields 607 21 3249 1006 895 5778 1 Excludes host community wages and procurement spend, which are captured under “Payments to employees” and “Payments to suppliers”, 2 Includes US$626,000 from the South Deep trusts 3 Includes business partners and suppliers, and excludes projects 4 South Deep has carry-forward losses and allowances for offset against taxable income 5 Excludes US$53m in dividends declared in lieu of the Government of Ghana’s 10% stake in Tarkwa and Damang mines 6 Excludes benefits paid to employees working on capital projects 7 Excludes US$1m in dividends declared in lieu of the Government of Peru’s 0.47% stake in the Cerro Corona mine 38 GOLD FIELDS Integrated Annual Report 2025 Our people The employees and business partners through which we deliver on our strategy Host communities Our host communities are directly impacted by our mining activities and have expectations regarding our operations Suppliers External providers of critical goods, services and expertise Governments Public institutions that regulate our activities and enable the legal and policy environment we operate in Capital providers The investors and lenders who supply the financial resources that enable our growth and resilience OUR STAKEHOLDER UNIVERSE Who we are Governance and leadership How we create value Chief Executive Officer’s report Operating environment Stakeholders Risks and opportunities Catastrophic risks Emerging global risks Material matters Unpacking our strategy Capital Allocation Framework Business model Technology and cybersecurity Commitment to responsible mining The value we created Our Remuneration Report Appendices Commissioning of Smart Lab and Innovation Centre in Tarkwa

Stakeholders continued Our people Relationship status1 Why they matter Current • High engagement above industry levels. Our people are proud to work for Gold Fields • Improved resourcing and clearer communication regarding decision-making during times of change • Although positive about line managers, our people require strong vision and leadership • Inconsistent employee experiences based on employee grade, location and discipline Desired • Proud, safe and unified workforce aligned to purpose and values • Proactive brand advocates Gold Fields’ workforce consists of permanent employees and contractors (who we refer to as business partners), collectively referred to as “our people” or “our workforce”. About 70% of our workforce are business partners, and our payments to them are captured under payments to suppliers. Through our workforce, we drive the implementation of our strategy by having the requisite capabilities and working collaboratively across the asset and function teams in our various jurisdictions to deliver the best possible outcomes. Payments to employees2 Relevant material themes Protecting the health, safety and wellbeing of our employees and business partners Managing our employees and business partners Respecting the rights of our stakeholders Key stakeholder interests Our response How we engage • Physical and psychological health and safety, supported by workplaces where everyone feels safe, respected and valued • Cultivating a strong culture of care and accountability by embedding our culture in daily routines and leadership behaviour • Internal communication channels • Town halls • Developing our safety culture and performance through a focused and consistent safety improvement plan • Senior leader alignment sessions • Clear direction and visibility from leadership • Workforce engagement surveys • An understanding of how roles contribute to Group goals • Designing and delivering a Respectful Workplaces toolkit, which was recognised as best practice in Australia • One-on-one engagements • Accessible communication channels, including ways to report harmful behaviour, and transparent messaging • Rolling out leader and bystander enablement sessions to foster a respectful workplace • Performance reviews • Redesigning our hotline to support enhanced accessibility, confidentiality and the ability to raise a broader range of concerns • Culture conversations • A diverse, inclusive organisation with an enabling culture that supports innovation • Implementing an integrated operating model where assets drive operational performance and functions enables capability and strategy, supporting a unified Group and stronger stakeholder confidence • Respectful workplace conversations • Internal communication channels, including collaboration platforms, working groups, workshops and forums• Career development opportunities • Creating an integrated global Communication Strategy to amplify our purpose through unified, consistent and high-impact messaging• Competitive salaries and benefits • Social media platforms • Transparency around decision-making • Creating a Business Partner Framework to further enhance and improve working relationships and performance outcomes• Operational efficiency improvements to streamline workflows and reduce administrative complexity and red tape • Creating channels to report harmful behaviour • Strengthening our leadership, technical and project capability, while adopting disciplined and process-driven ways of working Refer to our SR for details on our leadership development and alignment sessions. 1 Measured based on our workforce engagement survey 2 Excludes business partners 39 GOLD FIELDS Integrated Annual Report 2025 US$607m paid in wages and benefits 23,235 people (6,628 employees and 16,607 business partners) Good Needs improvement At risk l Australia 34% l South Africa 23% l Ghana 15% l Peru 11% l Chile 4% l Corporate 13% Who we are Governance and leadership How we create value Chief Executive Officer’s report Operating environment Stakeholders Risks and opportunities Catastrophic risks Emerging global risks Material matters Unpacking our strategy Capital Allocation Framework Business model Technology and cybersecurity Commitment to responsible mining The value we created Our Remuneration Report Appendices

Stakeholders continued Host communities Relationship status1 Why they matter Current • Trust fragmented by geography • Engagement varies by site Desired • Advocates and co-creators of shared value • Deeply embedded relationships Our host communities are crucial to the sustainability of our operations. Their support underpins our licence to operate which, in turn, impacts our ability to create enduring value. Value distributed to host communities Relevant material themes Creating positive impact for host communities Respecting the rights of our stakeholders Ensuring business resilience Key stakeholder interests Our response How we engage • Employment and procurement opportunities • Strengthening our cultural heritage stewardship through arts and culture initiatives, robust land access and cultural heritage management protocols, and deepening internal expertise Gold Fields focuses on inclusive and culturally appropriate engagements with our host communities, which include: • Education, skills and enterprise development • Implementing sustainable development initiatives for education, health services, infrastructure development, skills development, and sports and recreation • Meetings and events with communities and their representatives • Environmental impacts and obligations, including the mitigation of climate-related risks • Website and social media channels • Partnering with aligned community stakeholders to implement and support sustainable development • Community grievance mechanisms and effective remedies • Investments to support sustainable development • Mobile communication units • Agreement making to define respective rights and obligations • Creating jobs and maximising opportunities for host community employment at our operations and through community investments (i.e. non-mining jobs) • Printed newsletters • Sponsorship activations • Respecting human rights • Maximising local supplier opportunities and implementing enterprise development initiatives • Independent assessments and surveys • Respecting the culture, rights, interest and heritage of Indigenous and First Nations Peoples • Setting and delivering targets for host community procurement and employment • Partnering with community organisations to develop and implement shared value initiatives• Supporting community and environmental resilience beyond the LOM through our legacy programmes• Community safety, health and wellbeing • Communications related to potential risks and emergency response • Employment and social benefit concerns during mine scale-downs and closures • Concluding and implementing agreements with Indigenous and First Nations Peoples, as well as host communities • Proactive, authentic two-way engagement • Adhering to responsible mining practices • Implementing stakeholder engagement plans to ensure transparent and inclusive engagement with host communities to understand and respond to their needs, expectations and grievances • Combatting illegal mining and associated criminal activities through preventative action and collaboration with local law enforcement • Actively managing community expectations through sustained and transparent engagements during operational scale-downs and mine closures • Commemorating days of community significance • Undertaking human rights due diligence to identify, prevent and mitigate potential impacts related to our business activities Refer to our SR for more detail on how we engage with our host communities. 1 Measured based on our independent stakeholder perception survey 40 GOLD FIELDS Integrated Annual Report 2025 US$1.4bn value distributed US$21m invested in SED l Australia 38% l South Africa 12% l Ghana 46% l Chile 1% l Peru 3% Good Needs improvement At risk Who we are Governance and leadership How we create value Chief Executive Officer’s report Operating environment Stakeholders Risks and opportunities Catastrophic risks Emerging global risks Material matters Unpacking our strategy Capital Allocation Framework Business model Technology and cybersecurity Commitment to responsible mining The value we created Our Remuneration Report Appendices

Stakeholders continued Suppliers Relationship status1 Why they matter Current • Inadequate governance and performance management in some regions • Increased procurement and support required for host community suppliers Desired • Increased collaboration to ensure responsible supply chain stewardship • Value-aligned, robust due diligences Our suppliers provide the services, equipment and materials necessary for our operations to deliver safely, reliably and cost efficiently. Our business partners are key suppliers who provide essential expertise, technology and services, enhancing operational efficiency, safety and sustainability. Our business partners manage our contractors, who we classify, together with our employees, as our people (p39). We refer to both contractors and the suppliers who manage them as business partners. These vital partnerships drive innovation, strengthen the resilience of our supply chain and support compliance with environmental and social standards. By collaborating on initiatives like decarbonisation and community development, our business partners help Gold Fields create positive impact, manage risks and deliver responsible mining practices aligned with our long-term growth and stakeholder expectations. We prioritise host community procurement and using in-country suppliers, where possible. Payments to suppliers Relevant material themes Protecting the health, safety and wellbeing of our employees and business partners Managing our employees and business partners Creating positive impact for host communities Respecting the rights of our stakeholders Key stakeholder interests Our response How we engage • In-country and host community procurement of goods and services • Developing an integrated and sustainable Business Partner Framework that sets clear guidelines and aligns our business partners with our culture, standards and ways of work (implementation is expected to be multi-year journey) • Internal communication channels • Webinars • Investment in enterprise and supplier development • Surveys • Seeking opportunities for community-based enterprises to participate in our supply chain guided by our host community procurement strategy • Conferences • Sustainable materials and supply chain stewardship • Ongoing meetings and forums • Supporting small and medium-sized host community suppliers through preferential payment terms • Supplier day events • Payment terms for small and medium-sized enterprise suppliers in our host community • Engaging to understand and align suppliers’ carbon emissions and, where relevant, their modern slavery impacts • Communication and engagement on issues relating to Respectful Workplaces and gender safety • Identifying viable local economic alternatives beyond mining for suppliers • Opportunities for businesses owned by women, Indigenous and First Nations Peoples, and historically disadvantaged people • Job losses due to mine scale-downs and closures 1 Measured based on our internal assessment 41 GOLD FIELDS Integrated Annual Report 2025 US$3,249m paid to suppliers 1,010 host community supplier companies 97% of total procurement spend with in-country businesses l Australia 48% l South Africa 12% l Ghana 26% l Peru 7% l Chile 5% l Corporate 2% Good Needs improvement At risk Who we are Governance and leadership How we create value Chief Executive Officer’s report Operating environment Stakeholders Risks and opportunities Catastrophic risks Emerging global risks Material matters Unpacking our strategy Capital Allocation Framework Business model Technology and cybersecurity Commitment to responsible mining The value we created Our Remuneration Report Appendices

Stakeholders continued Capital providers Relationship status1 Why they matter Current • Successful placement of US$750m seven-year notes were issued in May 2025 in the debt capital market • Achieved record shareholder distribution of R31.90/share, comprising a base dividend of R25.50/share, a special dividend of R4.50/share and US$100m allocated to share buybacks Desired • Trusted and transparent partner recognised for consistency and operational, financial and ESG perspectives Our capital providers are critical to our growth and success, supplying the funds needed to explore, develop and operate our mines and projects. Payments to capital providers Relevant material themes Committing to sound environmental practices Ensuring business resilience Key stakeholder interests Our response How we engage • Delivery against our commitments and guidance • Implementing a five-year roadmap for growth and value • Timeous announcements on the relevant stock exchanges for Group • Operational and cost performance • Applying our Capital Allocation Framework to fund growth, develop and maintain our assets • Quarterly webcasts • Balance sheet management • Successfully ramping up Salares Norte to steady-state production • Results presentations • Growth in production to sustainable levels • Consolidating 100% of the Gruyere mine and surrounding land package in Western Australia • Capital Markets Day • Strong margins supported by disciplined capital allocation and competitive shareholder returns • Progressing the permitting process for Windfall and advancing the project to FID • Integrated reporting suite • Uplifting Mineral Reserves for sustained production over multiple decades • One-on-one and group investor meetings • Organisational capability to elevate performance • Achieving industry-leading FCF growth • Attending industry conferences and forums • Understanding of and demonstrated execution of Gold Fields’ strategy • Delivering strong margins • ESG microsite • Adhering to a balanced approach to shareholder returns, capital reinvestment and maintaining balance sheet flexibility• Sound and ethical leadership, including succession planning • Creating enduring value through responsible mining, focusing on the safety and wellbeing of our people, host community resilience, and climate and environmental stewardship • Consistency and progress on key sustainability priorities and risks, including safety, environmental performance, climate resilience and maintaining our licence to operate • Developing a long-term greenfields exploration portfolio, including through strategic investment and JVs • Safe delivery of growth projects, particularly the Salares Norte ramp-up • Delivering sector-leading shareholder returns in line with our new Dividend Policy and additional returns programme • Portfolio management, including acquisitions, disposals and transition management • Strengthening and integrating a healthy work culture across the Group • Creating a fit-for-purpose, scalable operating model, aligned to our strategy • Access to leadership • Implementing operating practices and systems unlocking value through standardised work and simplified enterprise systems • Improving our share price and delivering a stable dividend in line with our Dividend Policy 1 Measured based on our internal assessment 42 GOLD FIELDS Integrated Annual Report 2025 HOST COMMUNITIES Number of engagements in 2025: XX US$895m paid to providers of debt and equity capital 0.26x net debt: adjusted EBITDA ratio l Australia 0.9% l South Africa 0.2% l Ghana 6.0% l Peru 0.0% l Chile 0.0% l Corporate 92.8% Good Needs improvement At risk Who we are Governance and leadership How we create value Chief Executive Officer’s report Operating environment Stakeholders Risks and opportunities Catastrophic risks Emerging global risks Material matters Unpacking our strategy Capital Allocation Framework Business model Technology and cybersecurity Commitment to responsible mining The value we created Our Remuneration Report Appendices

Stakeholders continued Governments Relationship status1 Why they matter Current • Trust has strengthened overtime in some countries, however increase in resource nationalism and changes in the legislation has impacted relations with governments Desired • Collaborative partner in national development • Highly trusted mining Group Maintaining positive relationships with governments is essential for sustainable operations, as they are a key stakeholder and crucial partner in many of our societal benefit projects. Responsible mining practices and effective transition plans are critical to maintain our licence to operate. Value distributed to governments Relevant material themes Creating positive impact for host communities Respecting the rights of our stakeholders Committing to sound environmental practices Ensuring business resilience Upholding sound corporate governance principles Key stakeholder interests Our response How we engage 43 GOLD FIELDS Integrated Annual Report 2025 US$1,006m paid in taxes and royalties US$52.5m paid to the Government of Ghana in dividends for its 10% stake in Damang and Tarkwa l Australia 53% l South Africa2 2% l Ghana 34% l Peru 8% l Chile 0% l Corporate 3% Good Needs improvement At risk 1 Measured based on our independent stakeholder perception survey 2 South Deep has carried forward losses and allowances for offset against taxable income • Compliance with relevant legislation and regulations and support for local policy where appropriate • Protection of human rights • Payment of taxes, royalties and other levies • In-country employment and procurement • Investments in host communities, particularly infrastructure-related investments • Upholding the highest standards of ethical business practice • Commitment to sound environmental stewardship • Sustainable social transition plans • Regular direct engagement with leadership • Evidence of contribution to national priorities and transparency • Adhering to all applicable regulatory and other requirements • Paying royalties and taxes that, if utilised appropriately, can enable governments to develop critical infrastructure • Investing in host communities to contribute to shared sustainable development goals by growing non-mining jobs and building institutional capacity in our operating countries • Conducting our business in a fair and ethical manner by upholding our Code of Conduct • Conducting independent, standalone human rights impact assessments • Developing a stakeholder engagement plan related to our chinchilla capture and relocation project • Collaborating with governments and implementing transition strategies to ensure smooth transfers of mine ownership and renewal of mining licences • Memberships and active engagements in various industry and regulatory forums • Compliance submissions • Site visits • Working relationships with local municipalities and public bodies • Industry associations Who we are Governance and leadership How we create value Chief Executive Officer’s report Operating environment Stakeholders Risks and opportunities Catastrophic risks Emerging global risks Material matters Unpacking our strategy Capital Allocation Framework Business model Technology and cybersecurity Commitment to responsible mining The value we created Our Remuneration Report Appendices

Risks and opportunities Effective risk management is crucial for fulfilling our organisational purpose, implementing our strategy and creating long-term value for stakeholders. Our approach to managing risk is based on our Risk Management Framework, which aligns with international standards (ISO:31000). This framework outlines our processes for identifying, assessing, managing, monitoring, mitigating and reporting risks within our defined risk appetite. Our approach to risk management Risk categories We classify similar risks into categories using a Group taxonomy. This helps us understand overall risk exposure across the portfolio and provides management and the Board with visibility into aggregated Group-wide risks. We use key risk indicators to monitor our risk status against the approved risk appetite. Risk appetite We apply the principles of risk appetite and tolerance to determine if the risks we take align with our strategic goals. The Board reviews and approves our risk appetite statements regularly. For each strategic risk category, we clearly define our risk appetite by specifying which risks we avoid, which require mitigation and which opportunities we pursue. Each category has key risk indicators and specific tolerance levels that are tracked through our performance management and reporting systems. If these limits are exceeded, management investigates root causes and decides if further action is needed. Risk culture Our leadership drives a strong risk culture, making risk management an integral part of decision-making rather than just a compliance activity. We continue to improve risk routines and reporting at both Board and executive levels to raise risk awareness throughout the Group. Risk maturity Risk maturity reflects the extent to which our risk management practices are formalised, integrated and optimised. In 2025, we enhanced our risk management system and realigned our strategic risk portfolio with our objectives. Updates included refining risk categories, definitions, appetite statements, metrics and tolerances. In 2026, we aim to implement a renewed Risk Management Standard, standardise risk routines across all operations, functions and projects, and strengthen second-line activities. Risk governance Board oversight The Board has ultimate accountability for overseeing risk management within the Group, including setting risk appetite and tolerance and ensuring effective practices are in place. The Audit and Risk Committees support this oversight by reviewing and monitoring internal control systems. Three-lines model Our governance is built on the three-lines model, which clarifies roles and supports robust risk management: • The first line designs, implements and runs processes and controls for risk management • The Risk team and functions offer expertise, support, monitoring and challenge, and set minimum standards across the Group • Internal audit, as the third line, provides independent assurance on controls, governance and risk management Combined assurance We integrate assurance activities across all three lines through a combined assurance approach, overseen by the Risk and Audit Committees. These committees ensure assurance activities align with strategic risks. The Risk Committee receives quarterly updates on all risk categories, highlighting any critical risks exceeding thresholds. Overview of our risks Risks impacting the Group’s ability to achieve its business objectives include strategic, catastrophic and emerging risks. These are summarised in the following section. Strategic risks Strategic risks are those most significant to the Group and could materially affect our strategy. The overall risk trend for the Group has improved but with an increased risk over tenure and regulatory and business partner risk. This improvement is underpinned by stronger safety and production performance, with a stronger gold price leading to record cash generation. In addition, project delivery has significantly reduced with Salares Norte reaching commercial levels of production during 2025. Risks Safety and wellbeing of our people Business partners Delivery of expected profitability and cash-flow Licence to operate and societal expectations Safe and predictable operating delivery Climate adaptation measures impacting on operational deliveryPolitical and economic stability Attracting and retaining talent Cybersecurity posture leading to an incident Delivery of growth through M&A and greenfields exploration Tenure and regulatory risk Delivery of growth through Mineral Resource management and brownfields exploration Delivery of growth through capital project delivery Risk status No action On watch Action required Risk trend Risk trend Decreasing Increasing 44 GOLD FIELDS Integrated Annual Report 2025 Who we are Governance and leadership How we create value Chief Executive Officer’s report Operating environment Stakeholders Risks and opportunities Catastrophic risks Emerging global risks Material matters Unpacking our strategy Capital Allocation Framework Business model Technology and cybersecurity Commitment to responsible mining The value we created Our Remuneration Report Appendices

Risks and opportunities continued 45 GOLD FIELDS Integrated Annual Report 2025 Management of safety and health risks are inherent to the nature of the business. Failure to manage these risks will result in unacceptable incidents leading to injury, illness and fatality. Threats Response and mitigating actions Opportunities • The organisation faces safety and health risks arising from uncontrolled safety and health hazards that could result in serious injury, long-term health impacts or fatality • Workplace culture and behaviours further influence safety outcomes, particularly in relation to sustained mental health and psychological wellbeing • Major incidents without adequate identification, assessment, or implementation of effective controls presents a material threat to employee safety and wellness and overall operational integrity • Reviewing and strengthening safety systems, processes and programmes regularly to ensure they remain effective and responsive to evolving operational risks • Evaluating the health and maturity of the organisational safety culture to reinforce care and accountability at every level • Executing the safety improvement plan in alignment with the Group’s strategic objectives • Leveraging opportunities to strengthen safety performance and operational resilience • Collaborating with industry forums, peers and partners to promote shared learning and exchange leading risk management practices • Adopting safe work practices to safeguard employees while improving operational effectiveness and efficiency • Utilising technology and innovation to eliminate hazards at the source, supporting a proactive and sustainable approach to safety and health management Inconsistent operational performance and rising input costs, along with fluctuations in commodity prices and exchange rates, may lead to margin erosion, thereby reducing the Group’s profitability and cash-flows. This could impact Gold Fields’ ability to fund operations, sustain growth and deliver shareholder returns. • Inability to deliver safe, reliable and cost-effective operations • Potential delays or cost overruns in executing capital projects within approved schedules and budgets • External inflationary pressures and commodity price, interest rate and exchange rate volatility impacting on financial performance and cash generation • Maintaining investment flexibility internally and externally in accordance with our Capital Allocation Policy, balancing debt repayments and returns to shareholders • Actions that result in liquidity or solvency constraints that negatively impact our investment credit rating • Pursuing a range of opportunities to strengthen profitability and enhance cash-flow resilience • Supporting reliable production and cost discipline through ongoing improvements in safety and operational efficiency, while executing transformational AO initiatives • Actively accessing capital markets to secure funding for the growth and quality of the asset base • Leveraging the operating model, systems and technology to drive cost reductions and productivity gains • Pursuing appropriate tax structuring and planning to optimise after-tax returns and strengthen overall financial performance • Ensuring our operations have safety, business, productivity and cost improvement programmes in place which are supported by the Group’s Asset Optimisation (AO) Strategy • Providing clear cost guidance to the market annually and conducting monthly and quarterly reviews to ensure spending remains within budget • Optimising our processes and systems to drive greater efficiency, strengthen cost management, and support sustainable operational performance • Regular review of construction and project cost inputs and schedule that could impact on our ability to deliver expected cash-flows Strategic pillar: Operate Board oversight: SHSD Committee Risk status and trend: Countries affected Safety and wellbeing of our people Strategic pillar: Operate Board oversight: Audit Committee Risk status and trend: Countries affected Delivery of expected profitability and cash-flow Threats Response and mitigating actions Opportunities 2025 risk exposure and trend summary The trend and risk exposure has remained on watch throughout 2025. The Group’s safety performance improved materially during 2025 with the achievement of zero fatalities, however seven serious injuries occurred during the year1 reinforcing that safety performance is not yet stable and predictable. The Group has made good progress with the implementation of the Safety Improvement Plan (SIP) which will continue into 2026. 2025 risk exposure and trend summary The risk exposure and trend have remained on watch through 2025. The Group has been assisted by record level gold prices in 2025 and higher production outcomes, however the risk exposure remains elevated due to the strengthening of producer currencies and increases in operating costs due to inflation and cost pressures. The conflict in Iran could lead to significant and sustained cost increases in oil and gas prices, heightened freight and logistics costs, delays or interruptions in the delivery of critical mining equipment, consumables and spare parts, and increase costs of existing and alternative supply arrangements into 2026. 1 While Windfall is not yet a producing asset, its key safety data and performance indicators are included in our internal management target, reporting and decision-making practices. We recorded one serious injury at Windfall (seven injuries in total for the Group) and no fatalities during 2026 Who we are Governance and leadership How we create value Chief Executive Officer’s report Operating environment Stakeholders Risks and opportunities Catastrophic risks Emerging global risks Material matters Unpacking our strategy Capital Allocation Framework Business model Technology and cybersecurity Commitment to responsible mining The value we created Our Remuneration Report Appendices

Risks and opportunities continued 46 GOLD FIELDS Integrated Annual Report 2025 Strategic pillar: Operate Board oversight: Technical and SHSD Committees Risk status and trend: Countries affected Safe and predictable operating delivery Strategic pillar: Impact Board oversight: Board and SET Committees, ad hoc steering committee on Ghana Risk status and trend: Countries affected Political and economic stability Grow Threats Response and mitigating actions Opportunities • Operating our assets in a way that could compromise our people, the environment and host communities, or result in non-compliance with laws and regulations • Outsourcing core mining activities, creating a risk of non- delivery due to underperformance by business partners • Compromises on predictable operating delivery, unacceptably impacting asset resilience or integrity, or requiring our assets to operate beyond their design capability may increase the likelihood of operational disruptions, safety incidents and unplanned costs, undermining sustainable performance • Executing the safety improvement plan in alignment with broader strategic objectives • Implementing the Group’s Asset Optimisation Strategy to ensure ongoing operational stabilisation and deployment of targeted initiatives to mitigate the risk of underperformance against quarterly ounce targets • Performing structured operational assessments to identify constraints, inefficiencies and systemic projects • The Business Partner Management Framework has been developed and operational teams are preparing for its deployment • Building operational flexibility into our operations to deliver additional value in a higher gold price environment • Building capabilities by embracing a new approach to talent attraction and retention, ensuring we have the skills and leadership required to sustain high performance • Investing in assets’ full potential and technical systems to improve efficiencies and performance • Co-developing technical solutions with third parties to unlock potential Failure to achieve our planned operational performance in line with market guidance will prevent us from delivering on our strategic objectives, resulting in reputational damage in the market and negatively impacting our share price. Threats Response and mitigating actions Opportunities Failure to achieve our planned operational performance in line with market guidance will prevent us from delivering on our strategic objectives, resulting in reputational damage in the market and negatively impacting our share price. • Shifts in national leadership that increase political and regulatory uncertainty • Fiscal deficits that drive the need to generate additional revenue • Impacts from regional geopolitical instability that influence economic conditions and cross-border dynamics • Land, Indigenous Peoples’ and First Nations Peoples’ rights and considerations • Infrastructure and service delivery challenges • Socio-economic pressures • Undertake comprehensive stakeholder engagement programmes across all levels of government, including regulatory agencies, to maintain transparent and constructive dialogue • Intensify our engagement during times of political uncertainty, particularly during elections • Channel additional engagements through mining associations in collaboration with our peers to strengthen collective advocacy and coordinated responses • Review our legal options, particularly in terms of adherence to investment agreements, to safeguard our interests • Collaborate with local law enforcement and implement security measures to combat illegal ASM • Developing and successfully executing a broad-based stakeholder engagement plan that promotes transparent, consistent, and meaningful dialogue with our stakeholders • Exceptional delivery against our sustainability objectives and becoming the partner of choice through positive impact • Exploring and operating in jurisdictions outside of our existing footprint that enable us to grow the quality and value of our portfolio 2025 risk exposure and trend summary The overall risk trend and exposure for this risk have decreased in 2025 with the Group meeting its 2025 production guidance and overall improvement in operational performance for the year. The Group remains exposed to typical operational risk, including mining contractor performance, geological uncertainty, regulatory risk, and equipment performance which may (or have resulted) result in performance variation at individual mines within the portfolio. 2025 risk exposure and trend summary The overall risk trend and exposure have increased in 2025. Risk exposure remains elevated primarily due to the Group’s exposure in jurisdictions such as Ghana and South Africa. Evolving regulatory requirements in these jurisdictions (refer to risk 12) increases the Group’s exposure to requirements for higher payments to governments in the form of royalties and taxes, regulated beneficiation and contracting and increasing state or national state or national ownership of resources. Rising geopolitical tensions globally are also contributing to increased risk exposure. Who we are Governance and leadership How we create value Chief Executive Officer’s report Operating environment Stakeholders Risks and opportunities Catastrophic risks Emerging global risks Material matters Unpacking our strategy Capital Allocation Framework Business model Technology and cybersecurity Commitment to responsible mining The value we created Our Remuneration Report Appendices

Risks and opportunities continued 47 GOLD FIELDS Integrated Annual Report 2025 Strategic pillar: Operate Board oversight: SET and Remuneration Committees Risk status and trend: Countries affected Attracting and retaining talent Threats Response and mitigating actions Opportunities Proactively attracting and retaining a diverse and skilled talent pool to enable Gold Fields to build a capable workforce aligned with operational and strategic needs that ensure we do not compromise Gold Fields’ ability to deliver safe, reliable and cost-effective operations. • Outsourcing critical skills to business partners and third parties, which may reduce internal capability and knowledge retention. • Negative perceptions of the mining industry that hinder the ability to attract and retain top talent • Navigating strategic tension between host community employment and fulfilling critical skills and capability globally • Variations in remuneration frameworks and talent attraction and retention strategies across jurisdictions must remain aligned to Gold Fields’ brand positioning across different countries • Exposure to countries with volatile or constrained talent market conditions like high competition for skilled labour, rising compensation expectations or geographic talent shortages may impact workforce stability and the reliability of outsourced core functions • Appointing, promoting and rotating high-potential talent are key to maintaining leadership continuity, capability development and organisational resilience • Embedding our new operating model, which standardises ways of working and provides agility and growth opportunities that can leverage the experience of our people across the Group • Strengthening the skills and capabilities of our employees to maintain a respectful workplace, using global standards and processes to streamline talent onboarding and integration • Strengthening our People Strategy by revising our global talent approach to integrate functional talent needs • Implemented a revised talent process under the new operating model, which provides data aligned with key risk indicators to support informed decision- making and proactive workforce management • Promoting inclusively through diversity and gender representation and the implementation of the EB&Co recommendations • Simplifying the learning landscape and integrating learning moments into our day-to-day operations • Introducing a new performance process based on continuous performance management and feedback • Improving succession and development planning to build leadership depth and organisational resilience • Integrating culture, engagement, diversity, equity, inclusion and belonging actions into learning offerings • Leveraging AI to support recruitment and people management activities • Adapting to modern workforce dynamics and organisational design Strategic pillar: Board oversight: Board, S&I and Technical Committees Risk status and trend: Countries affected Delivery of growth through M&A and greenfields exploration Grow Threats Response and mitigating actions Opportunities Insufficient growth through acquisition, exploration or development to sustain production profile and impact cash-flow into the future, leading to a reduction in shareholder returns and market capitalisation, and the inability to maintain a competitive advantage. • Growth strategy and portfolio management risks, where misaligned acquisitions or investments could adversely affect long-term value • Exploration risks, involving unsuccessful or delayed activities that may limit reserve replacement • Integration and value realisation risks, where failure to effectively integrate new assets or projects could prevent expected benefits from being fully realised • Execute the Group’s strategic planning process • Evaluate value-accretive opportunities to build the value of our portfolio – including acquisitions, divestments, joint ventures and new mine builds • Greenfields exploration remains a key component of our Growth Strategy, whether through securing our own mineral titles or entering into earn-in arrangements with exploration juniors, including opportunities where we may not hold a controlling interest but can access prospective resources • Creating disciplined competition for capital by rigorously assessing and prioritising investments across existing operations, organic growth options and external opportunities • Maximising shareholder returns through a balanced, value- focused approach to capital allocation while maintaining financial strength and strategic flexibility 2025 risk exposure and trend summary The risk exposure and trend have remained on watch throughout 2025. The Group has made progress in 2025 with Exco appointments in key positions and progress with succession planning and talent management. 2025 risk exposure and trend summary The risk exposure and trend have decreased in 2025 with the Group finalising the acquisition of Gold Road, the advancing of the greenfields Windfall project in Canada and the continuation of its greenfields exploration strategy to build a pipeline of early-stage opportunities to underpin production beyond 2035. Who we are Governance and leadership How we create value Chief Executive Officer’s report Operating environment Stakeholders Risks and opportunities Catastrophic risks Emerging global risks Material matters Unpacking our strategy Capital Allocation Framework Business model Technology and cybersecurity Commitment to responsible mining The value we created Our Remuneration Report Appendices

Risks and opportunities continued 48 GOLD FIELDS Integrated Annual Report 2025 Strategic pillar: Board oversight: Technical Committee Risk status and trend: Countries affected Delivery of growth through Mineral Resource management and brownfields exploration Threats Response and mitigating actions Opportunities Insufficient growth through brownfield exploration and Mineral Resource management to sustain the production profile and impact cash-flows into the future, leading to reduced shareholder returns and reduced market capitalisation, and an inability to maintain competitive advantage. • Exposing Mineral Resource management to risks related to the allocation of capital for brownfields exploration drilling, potentially impacting the extension or enhancement of existing operations • Ineffective business planning due to miscalculations in the Reserve and Resource estimations • Carrying financial and operational risks related to significant upfront capital investments – including stripping and development costs – if expected returns are not realised or project execution deviates from the plan • Utilising the Group’s strategic planning process to mitigate risks associated with delivering growth through Mineral Resource replacement, supported by detailed consideration of LOM capital requirements • Implementing comprehensive near-mine exploration programmes across operations, with performance monitored during quarterly reviews • Consistently replacing depleted Mineral Reserves through focused efforts, exemplified by the 16-year track record of the Australian mines • Pursuing value-accretive projects above the planned Mineral Reserve price during high gold price environments to deliver substantial cash-flow benefits • Optimising operations by mining near existing infrastructure or relocating infrastructure where required to reduce capital intensity and leverage current assets • Exploring projects that expand technical capabilities, such as caving and ultra-deep mining with seismic challenges, to access high-potential resources • Positioning the Group for long-term growth by developing expertise in advanced mining methods and supporting strategies beyond current limits Grow Impact Board oversight: Board and SET Committee Risk status and trend: Countries affected Business partners Threats Response and mitigating actions Opportunities Poor application of business partnerships negatively impacts ounces, cost and safe delivery at our assets. • Inadequate and ineffective governance, oversight and performance management of our business partners resulting in risk exposure, increased costs, potential disputes, delayed project delivery and operational challenges • Developing a Business Partner Management Framework, which provides clear and consistent performance standards for selecting, onboarding, managing and evaluating business partner performance to reduce risks and improve operational efficiency and predictability. The framework also encompasses expected leadership behaviours and the organisational culture and required capability uplift to manage business partners • Delivering value through strategic sourcing and collaborative, performance-based partnerships • Providing support, procurement opportunities and development to emerging host community businesses, advancing local skills development and building sustainable community relationships • Strategic partnerships can deliver cost efficiencies, access to specialised skills and expertise and support the execution of key commitments, such as decarbonisation • Structuring outsourcing arrangements to complement our Capital Allocation Strategy, enhancing operational flexibility and value creation, while leveraging the strengths of our business partners Strategic pillar: Operate 2025 risk exposure and trend summary The risk exposure and trend have remained on watch through 2025. The Group’s Mineral Reserves and Mineral Resources increased during the year, driven by revised gold price assumptions, a strong underlying Resource base, exploration success, and acquisitions. However, the risk remains on watch as the Group needs to reset exploration at Agnew, recommence surface exploration at Granny Smith, and establish exploration across the expanded Gruyere tenement package. 2025 risk exposure and trend summary In 2025, Business Partner risk has increased mainly because of the underperformance of mining contractors responsible for core mining activities at our Gruyere and Tarkwa sites. Additionally, there are concerns about the financial stability of these contractors, with the Group having had to provide financial support during 2025; accordingly the Group has initiated discussions with business partners to ensure sustainable operating delivery. Increased employee turnover among our business partners has also contributed to the higher risk classification. Gold Fields’ contractor in Ghana, Engineers and Planners (E&P), has purported to commence dispute resolution processes under the terms of the mining agreements (Agreements) at the Tarkwa and Damang mines. Gold Fields’ assessment is that it has a clear and sufficient basis to challenge E&P’s claims through the dispute resolution mechanisms provided in the Agreements. The ultimate outcome of the process cannot presently be determined and contributes to the heightened status of this risk. Who we are Governance and leadership How we create value Chief Executive Officer’s report Operating environment Stakeholders Risks and opportunities Catastrophic risks Emerging global risks Material matters Unpacking our strategy Capital Allocation Framework Business model Technology and cybersecurity Commitment to responsible mining The value we created Our Remuneration Report Appendices

Risks and opportunities continued 49 GOLD FIELDS Integrated Annual Report 2025 Strategic pillar: Board oversight: Board, SET and SHSD Committees Risk status and trend: Countries affected Licence to operate and societal expectations Threats Response and mitigating actions Opportunities • Increasing climate-related risk to our operations and communities • Increasing political instability and regulatory oversight • Changing socio-economic conditions • Increasing pressure and expectations over integrated sustainability and financial disclosures • Increasing stakeholder expectations of performance and disclosure • Mining in fragile ecosystems and Indigenous Peoples’ lands • Increasing anti-mining sentiment and stakeholder activism • Identified Group environmental and social critical risks and designed risk bowties and critical control performance standards for each critical risk • All assets conducted self-assessments against these controls and, where relevant, initiated implementation of control improvement plans • Using diverse financial instruments to deliver existing commitments • Partnering and collaborating with increasingly diverse stakeholders • Pursuing leading nature and biodiversity-positive investments and adopting integrated environmental, social, and economic approaches to address complex challenges • Collaborating with business partners to improve sustainability outcomes • Driving more inclusive, resilient and impactful initiatives by leveraging evolving ways of working and incorporating local knowledge and community-led monitoring into environmental and social programmes Our ability to obtain and consistently meet legal, ethical and societal norms enhances stakeholder trust and regulatory approval and prevents operational disruption Impact Strategic pillar: Board oversight: SHSD Committee Risk status and trend: Countries affected Climate adaptation measures impacting communities, the environment and/or operational delivery Threats Response and mitigating actions Opportunities Failure to identify and mitigate climate-related events that may impact our operations or ability to execute on strategy, leading to operational disruptions and lost revenue. This risk impacts our ability to deliver predictable operating results and to meet societal expectations, leading to a loss of licence to operate. ImpactOperate • Climate-related events that disrupt production and operational continuity • Climate-induced supply chain disruptions • Challenges related to energy, flooding and water security impacts operational reliability and cost management • Environmental and social impacts, including host community water conflict • Government and community expectations of support for climate adaptation place heightened accountability and compliance obligations on the organisation • Adhere to a comprehensive Decarbonisation Strategy with clear carbon-reduction goals for 2030 • Adherence to recognised industry standards, including the GISTM • Review and update climate change vulnerability risks to boost operational resilience • Roll-out renewable energy and implement mitigation efforts such as flood management, extreme temperature response plans and insurance cover • Developing climate-resilient infrastructure • Adopting climate-resilient technologies through pilot studies, staged implementation and cross-functional collaboration • Co-developing flood, drought, fire and extreme heat contingency plans with our host communities and government • Enhancing supply chain resilience, particularly in advance of extreme weather seasons to secure critical inputs and to maintain stable operational performance, supporting long-term sustainability and value creation. 2025 risk exposure and trend summary The overall risk exposure and trend has remained on watch in 2025 due to increased stakeholder expectations particularly in Ghana and South Africa. Furthermore, the Group is exposed to the risk of delays in meeting key permit schedules and approval for its Windfall project which includes the conclusion of an Impact Benefit Agreement (IBA) with the Cree First Nation of Waswanipi, Environmental Impact Assessment (EIA) and secondary permits. 2025 risk exposure and trend summary The overall risk exposure and trend have remained on watch through 2025. The Group continues to face heightened risks associated with climate change including extreme weather events such as wildfires and flooding, and evolving or emerging regulatory requirements within its operating jurisdictions. Who we are Governance and leadership How we create value Chief Executive Officer’s report Operating environment Stakeholders Risks and opportunities Catastrophic risks Emerging global risks Material matters Unpacking our strategy Capital Allocation Framework Business model Technology and cybersecurity Commitment to responsible mining The value we created Our Remuneration Report Appendices

Risks and opportunities continued 50 GOLD FIELDS Integrated Annual Report 2025 Who we are Governance and leadership How we create value Chief Executive Officer’s report Operating environment Stakeholders Risks and opportunities Catastrophic risks Emerging global risks Material matters Unpacking our strategy Capital Allocation Framework Business model Technology and cybersecurity Commitment to responsible mining The value we created Our Remuneration Report Appendices Strategic pillar: Board oversight: Audit and Risk Committees Risk status and trend: Countries affected Cybersecurity posture leading to an incident Threats Response and mitigating actions Opportunities Weak cybersecurity control environment leading to being held to ransom, unauthorised disclosure of sensitive information or business disruption/safety event. This risk impacts on our ability to achieve our safety ambitions (Risk 1), deliver predictable operating results (Risk 3) and our financial performance targets. Operate • Adopting new technology that introduces inherent vulnerabilities • Cyber risks from digital transformation and IT/OT convergence • Fast-changing technological environment, including the rapid availability of AI platforms • Rapid digital transformation of the mining value chain • Third-party risks with vendors, suppliers and business partners interacting with Gold Fields through any digital platforms • Human factor risks, including insider threats and social engineering • Deploy Group-wide software platforms to safeguard critical IT and operational technology infrastructure • Continue monitoring our internal systems and third-party risks, leveraging always-on vendor risk management platforms • Optimise and design all activities related to people, procedures and cybersecurity controls • Reinforce our commitment to best practices • Continue to monitor threat intelligence • Leveraging technological innovations, including AI, automation and cloud services, to enhance operational efficiency • Pursuing digital transformation initiatives that create competitive advantage • Investing in advanced security capabilities, including predictive analytics and automated response, to strengthen our cyber resilience 2025 risk exposure and trend summary The risk trend and exposure have remained on watch in 2025. Cybersecurity risks and threats continue to evolve both in sophistication and volume and results in this risk remaining stable but on watch. The Group continues to monitor and manage its cyber exposure through leveraging new technologies, support of cybersecurity partners and conducting resilience exercises to be able to adequately respond in the instance of a cyber incident.

Risks and opportunities continued 51 GOLD FIELDS Integrated Annual Report 2025 Who we are Governance and leadership How we create value Chief Executive Officer’s report Operating environment Stakeholders Risks and opportunities Catastrophic risks Emerging global risks Material matters Unpacking our strategy Capital Allocation Framework Business model Technology and cybersecurity Commitment to responsible mining The value we created Our Remuneration Report Appendices Strategic pillar: Board oversight: Board, Audit Committee and ad hoc steering committee on Ghana Risk status and trend: Countries affected Tenure and regulatory risk Threats Response and mitigating actions Opportunities Changes to the legal and regulatory environment of a jurisdiction in which we operate or wish to enter could impact our ability to sustainably operate, comply with laws, or secure required tenure and approvals. This includes changes to mining regulations, mineral royalty and tax policies, government ownership of resources, and requirements for leases, permits or agreements. Operate • Securing the applicable licences and permits, including renewals, extensions or re-grants in time to meet project and operational requirements • Governments’ desire to secure an increasing share of revenue from natural resources • Uncertain and complex tax environments that are open to different interpretations • Unpredictable changes to government policies relating to mineral rights, ownership of mining assets and the right to mine in certain areas • Legislative agendas that increase obligations on proponents in the development or operation of projects • Judicial interpretation of existing laws, including as a result of activist litigation • Uncertain and lengthy timeframes for review and approval of tenure renewal and required permits • Maintain robust tenure management processes to track obligations, expiries and compliance • Continue to track and report on the forthcoming expiry of core operating tenure and core tenure, including any potential impact on Mineral Reserves • Monitor and report proposed and implemented changes to regulatory instruments – including tenure and key approvals in all jurisdictions • Monitoring proposed legislative changes in South Africa and Ghana to assess their potential material impact on the Group’s interests • Managing material disputes and litigation matters involving the Group to mitigate operational and financial risks • Exploring and operating in new jurisdictions to grow the value of our portfolio • Proactively monitoring early signals indicating change in established and emerging jurisdictions to capitalise on favourable conditions and secure strategic advantages. Grow 2025 risk exposure and trend summary The Group’s exposure to risks associated with tenure and regulation has increased in 2025 and is elevated. This is primarily due to uncertainty over the ability of the Group to secure the core operating tenure of the Tarkwa asset on commercially viable terms, specifically the renewal of the operation’s mining leases which expire in April 2027. Tarkwa, five of Gold Fields’ six mining leases are due to expire in April 2027. Consistent with the agreement reached with the Government of Ghana in April 2025, Gold Fields submitted, in November 2025, an application for the renewal of the Tarkwa mining leases, together with supporting technical reports, in accordance with applicable law. Gold Fields is seeking to progress negotiations on the Tarkwa lease renewals against a backdrop of changing mining policy in Ghana, with the Government of Ghana proposing material amendments to the Minerals and Mining Act (Act 703), including the reduction in mining lease terms and the abolition of development agreements. These amendments, however, have not yet been implemented and continue to be under consideration by the Government of Ghana. Gold Fields currently has a Development Agreement (DA) with the Government of Ghana, which provides a range of fiscal concessions and includes key stabilising provisions in relation to taxes, royalties and other matters. However, the DA is also due to expire in April 2027, and it is currently unclear as to whether this will be extended or any other form if stabilisation applied to Tarkwa. Gold Fields is seeking to progress negotiations with the Government of Ghana regarding the proposed renewal of the Tarkwa mining leases and the related fiscal terms, including the extension of the DA. However, no agreement has yet been reached, there is no assurance that an agreement will be concluded and the terms of any renewal are uncertain. To the extent that the Tarkwa mining leases are renewed on terms that are less favourable than those currently in place (including as a result of the abolition of development agreements and any changes to the applicable fiscal regime), Gold Fields’ costs at Tarkwa could increase materially, including through higher taxes and royalties and the loss of other fiscal concessions. In particular, the Government of Ghana has implemented legislation replacing the existing flat 5% gold royalty rate with a sliding scale rate (linked to the prevailing gold price) of 5% –12%, effective March 2026. If the Tarkwa mining leases are not renewed by the Government of Ghana, Gold Fields would be required to cease mining operations at Tarkwa entirely.

Risks and opportunities continued 52 GOLD FIELDS Integrated Annual Report 2025 Who we are Governance and leadership How we create value Chief Executive Officer’s report Operating environment Stakeholders Risks and opportunities Catastrophic risks Emerging global risks Material matters Unpacking our strategy Capital Allocation Framework Business model Technology and cybersecurity Commitment to responsible mining The value we created Our Remuneration Report Appendices Strategic pillar: Board oversight: Board and Technical Committee Risk status and trend: Countries affected Delivery of growth through capital project delivery Threats Response and mitigating actions Opportunities Management of key capital projects to ensure that we deliver on time and on budget to market expectations including capital cost and commercial levels of production guidance resulting in missed revenue, higher costs, reputational damage and share price impacts. • Facing exposure to a range of risks that could adversely affect project costs, schedules, and overall value creation • Managing financial exposure from step-changes in TSF or closure cost requirements, as well as significant upfront capital investments such as stripping • Navigating inherent uncertainties and volatile development conditions when pursuing projects aimed at extending the life of existing operations or unlocking additional value • Addressing residual execution risks related to cost and schedule, and the availability of capable project delivery resources, despite a focus on long-term returns • Overseeing capital discipline actively by reviewing project progress and ensuring alignment with the Capital Allocation Framework • Ensuring that appropriate skills, systems, structures and governance procedures are in place throughout the project process • Conducting feasibility studies to support confident capital investment decisions • Targeting completion of the pre-feasibility study and securing environmental impact assessment and IBA approvals for the Windfall project to enable an FID in 2026 • Board visit to Windfall during September 2025 with follow up issues being tracked • Independent external peer review initiated • Meeting of Board with the Cree First Nation • Pursuing once-off, value-accretive projects above the planning reserve price during high gold price environments to deliver substantial cash-flow benefits • Unlocking lower operating costs through strategic investments, particularly at foundation assets, and enhancing efficiency by achieving economies of scale via bulk mining or simulation modelling • Generating synergies with existing commitments by leveraging excess plant or infrastructure capacity • Leveraging proven mining methods in familiar jurisdictions and utilising existing geological experience, land ownership and stakeholder relationships for shallow, low-cost mining • Embedding modern operating practices into project designs to ensure new assets are inherently safer and more productive • Executing large-scale growth projects across greenfields and brownfield environments to support long-term portfolio expansion and sustainable value creation Grow 2025 risk exposure and trend summary The trend for this risk have remained stable into 2025 however remains on watch due to complex and evolving regulatory approval processes and permitting delays. The risk is elevated primarily due to potential delays to the Windfall project, refer Risk 9: Licence to operate and societal expectations.

Catastrophic risks Catastrophic risks represent low-probability but high-impact events with the potential to result in severe consequences – including loss of life, significant environmental harm, substantial reputational damage or a material threat to the Group’s long-term sustainability. While such risks are inherently infrequent, their potential impact requires heightened focus, robust prevention measures, and a high level of organisational preparedness. The Group maintains clearly defined response and escalation protocols, supported by a crisis communication plan that enables timely, coordinated and transparent communication in the event of a crisis. This ensures that incidents are managed with clarity, speed and consistency, safeguarding stakeholders and supporting the resilience of the business. 53 GOLD FIELDS Integrated Annual Report 2025 Who we are Governance and leadership How we create value Chief Executive Officer’s report Operating environment Stakeholders Risks and opportunities Catastrophic risks Emerging global risks Material matters Unpacking our strategy Capital Allocation Framework Business model Technology and cybersecurity Commitment to responsible mining The value we created Our Remuneration Report Appendices TSF failure Strategic pillar: Impact Catastrophic TSF failure Response and mitigation actions • Continuing to fully comply with the Group’s TSF Management Policy and Management Standard as well as international guidelines, including ANCOLD, SANS, CDA and the GISTM • Attaining a high level of conformance with the GISTM for all consequence- type facilities across all assets by August 2025 • Strengthening our combined assurance approach through annual Independent Geotechnical and Tailings Review Board reviews at Cerro Corona (Peru), Tarkwa (Ghana) and our four Australian assets Board oversight Board and SHSD Committee Risk status and trend: Operate Strategic pillar: Board oversight Board and SHSD Committee Risk status and trend: Geotechnical Significant pit wall slope or underground failure Response and mitigation actions Our portfolio comprises one deep-level and other underground mines that are seismically active due to induced stresses approaching or exceeding the strength of the rock mass. We respond by: • Conducting ongoing reviews of all geotechnical incidents across our underground operations to identify trends and reduce the likelihood of recurrence • Applying industry best practices in seismological monitoring and analysis, together with dynamic ground support at relevant operations • Performing deformation and seismic analyses through the second-line function to identify significant anomalies • Strengthening our combined assurance approach through the Geotechnical Review Boards or Panels – comprising independent and internal industry experts – reviewing major projects at South Deep, Australian underground operations (when required), and pit cutbacks across our operations in Australia, Ghana, Chile, Peru and major projects Operate Strategic pillar: Board oversight Board and SHSD Committee Risk status and trend: Flooding Major incident causing loss of life and property damage Response and mitigation actions • Implementing probable precipitation and flood modelling in the design of our operations to ensure appropriate mitigation measures are in place • Including flooding and associated risks within the ICMM Critical Control Management programme, with control measures audited internally and verified by independent parties • Completing a flood study across all our operations and using the outcomes to define, design and implement risk mitigation priorities Operate Strategic pillar: Board oversight Board and SHSD Committee Risk status and trend: Explosion Major incident causing loss of life and property damage Response and mitigation actions • Implementing and adhering to mandatory codes of practice, where applicable, and mine standards for fire prevention and flammable gas explosions • Providing second-line guidance and oversight across the Group to address explosion risks • Implementing a combined assurance strategy • Conducting annual independent reviews of fire protection systems as part of the insurance risk engineering review process • Repairing and testing the automatic fire suppression system at Salares Norte, which was out of order but is now operational • Undertaking a study to rectify the non-conforming exclusion zone radius

Catastrophic risks continued 54 GOLD FIELDS Integrated Annual Report 2025 Who we are Governance and leadership How we create value Chief Executive Officer’s report Operating environment Stakeholders Risks and opportunities Catastrophic risks Emerging global risks Material matters Unpacking our strategy Capital Allocation Framework Business model Technology and cybersecurity Commitment to responsible mining The value we created Our Remuneration Report Appendices Operate Strategic pillar: Board oversight Board and SHSD Committee Risk status and trend: Fire Major incident causing loss of life and property damage Response and mitigation actions • Implementing second-line stewardship for fire risk management across the Group as part of the Functional operating model • Formalising technical fire requirements and aligning them with the Group document management system to ensure consistent governance and implementation • Conducting independent annual reviews of fire-protection systems through the insurance risk-engineering process • Reporting the temporary outage of the automatic fire-suppression system at; through the stewardship mechanism and repairing, testing and returning the system to full operation Operate Strategic pillar: Board oversight Board and SHSD Committee Risk status and trend: Water barrier Impact of Ezulwini rewatering on South Deep Response and mitigation actions • Inspecting the reinforced concrete water plugs between South Deep and the neighbouring Ezulwini mine (owned by Sibanye-Stillwater) and maintaining an ongoing condition monitoring programme • Conducting a Level Two water barrier pillar review at South Deep in 2024, with no anomalies identified • Undertaking an annual structural integrity review of the plugs, with DRA completing the 2025 review and reporting no anomalies • Monitoring the Constitutional Court confirmation that Ezulwini must continue pumping water until a mine closure certificate is issued • Working with Sibanye-Stillwater to ensure Ezulwini remains dewatered Operate Strategic pillar: Board oversight Board and SHSD Committee Risk status and trend: Asset integrity Material damage to operations or infrastructure Response and mitigation actions • Developing an Asset Integrity Framework that strengthens oversight of the Group’s physical infrastructure and equipment • Establishing risk-based stewardship reporting to support proactive, data driven decision-making • Developing an Asset Integrity Framework for vertical shaft systems including establishing level 2 assurance routines for very high-risk areas Agnew’s emergency response team conducts preparedness activity, simulating a coordinated medical response

Emerging global risks The Group operates within an increasingly complex global environment that presents risks and opportunities. We actively identify, assess and manage longer-term strategic and emerging risks by prioritising those with the greatest potential impact, integrating them into our strategic planning processes, and engaging proactively with key stakeholders. Mitigation actions are regularly reviewed and adapted to respond to a changing risk landscape, supporting the resilience and long-term sustainability of the Group. Emerging global risks Impacts Risk mitigation Deepening geopolitical and geo-economic tensions On a macro level, geopolitical risks have the potential to impact the global economic outlook, influencing growth, inflation, financial markets and supply chains. Conflicts, like those between Ukraine and Russia, Israel and Hamas in Gaza, and the US/Israel and Iran in 2026, fuel regional instability and impacted energy and food security, with higher prices leading to increased inflation rates. The political approach taken by the new US administration could also prove more challenging. In this context, Gold Fields’ decisions regarding jurisdictional exposure, what to invest in, and which stakeholder relationships to establish and strengthen, become increasingly important. The increase in resource nationalism, protectionism and populist movements in recent years has created an environment of growing uncertainty. Disruptions to global supply chains and inflationary pressures could result in significant and sustained cost increases in oil and gas prices, heightened freight and logistics costs, delays or interruptions in the delivery of critical mining equipment, consumables and spare parts, and could increase the cost of existing and alternative supply arrangements. Our investment decisions are informed by a thorough understanding of country, regional and business partner risks. To ensure our supply chain remains resilient, we implement comprehensive due diligence processes, strengthen our relationships with our suppliers, invest in technology and sustainable practices. Technological risks and opportunities Gold Fields faces pressures created by the depletion of deposits, rising operational costs, and skills shortages, alongside calls for long-term positive sustainability impacts. Injecting advanced technology like AI, digital twins and predictive analytics into our operations could make them more cost-effective and resilient. Whether these technologies can be effectively implemented in a talent-constrained environment remains uncertain. On a macro level, while AI is disrupting global markets and business models, it also offers opportunities for efficiency gains. Our industry peers are investing in innovation and Gold Fields’ failure to effectively follow suit could result in the Group falling behind the competition. In the medium to long term, the risk of adverse outcomes of AI technology remain uncertain. We focus on reskilling and upskilling our workforce to harness new technologies. The Group is also exploring and implementing opportunities presented by AI, where relevant. 55 GOLD FIELDS Integrated Annual Report 2025 Who we are Governance and leadership How we create value Chief Executive Officer’s report Operating environment Stakeholders Risks and opportunities Catastrophic risks Emerging global risks Material matters Unpacking our strategy Capital Allocation Framework Business model Technology and cybersecurity Commitment to responsible mining The value we created Our Remuneration Report Appendices Cree traditional dancers from Waswanipi during National Indigenous Peoples Day at Windfall

Material matters We review and update our GRI-aligned materiality analysis annually, which is driven and informed by Gold Fields’ purpose and our commitment to best practices in sustainability, as well as reporting disclosures, standards and frameworks. Material matters are those issues that could substantially impact Gold Fields’ outward influence on society, our host communities and the environment (including human rights), as well as our ability to deliver on the Group’s three strategic pillars and create value for our stakeholders over the short, medium and long term. Our approach applies the principles of double materiality – assessing both how external factors could affect Gold Fields’ ability to create value (inward impact) and how our operations impact society, the environment and our stakeholders (outward impact). We reassess these matters annually to reflect shifts in our operating context, stakeholder priorities and global reporting standards. In 2023, we initiated a new three-year materiality analysis cycle and conducted a double materiality review to identify and prioritise the Group’s most material themes and matters. In 2024, we performed a high-level review to ensure their continued relevance, and in 2025, we completed an in-depth update to close the cycle. This year’s process combined a source-based analysis of internal and external inputs, followed by management validation to confirm prioritisation and ensure alignment with Gold Fields’ strategic focus areas. The review confirmed that our seven existing material themes, disaggregated into 26 material matters, remain robust and closely aligned with our strategy and stakeholder expectations, though several refinements were made to sharpen focus and ensure consistency. These include wording adjustments, combining overlapping matters and recognising three emerging material matters that reflect our evolving business context. Our materiality assessment continues to inform Gold Fields’ integrated business planning and external reporting. The IAR primarily focuses on matters with financial and strategic significance, while our SR provides more detailed coverage of our outward impacts. Updated management approaches aligned with these material themes and matters are available on our website. Key Type of impact Inward impact Outward impact Time horizons Short term Long term Our 2025 material themes and matters in perspective Material matters and themes Type of impact Time horizon Main disclosure Protecting the health, safety and wellbeing of our employees and business partners Physical safety and health SR Protect our people and foster respect (p21 – 30) Psychological safety and respectful workplaces SR Protect our people and foster respect (p21 – 30) Managing our employees and business partners Attract, retain and develop talent and skills, including remuneration and reward IAR Our Remuneration Report (p82 – 113) SR Protect our people and foster respect (p21 – 30) Labour practices and relations Our people management approach Business partner integration SR Responsible sourcing (p23) Diversity, equity and inclusion SR Protect our people and foster respect (p21 – 30) Creating positive impact for host communities Community engagement and relations SR Delivering positive impact for society (p31 – 39) Host community employment and procurement SR Delivering positive impact for society (p31 – 39) SED SR Delivering positive impact for society (p31 – 39) Respecting the rights of our stakeholders Human rights SR Human rights (p64 – 66) Indigenous Peoples, culture and heritage SR Delivering positive impact for society (p31 – 39) ASM SR Human rights (p64 – 66) Committing to sound environmental practices Nature and biodiversity management SR Preserving natural resources (p55 – 59) Tailings management and emergency preparedness SR Preventing serious environmental harm (p60 – 63) Climate adaptation and resilience SR Mitigating climate impacts (p41 – 54) Water stewardship SR Preserving natural resources (p55 – 59) Energy and carbon management SR Mitigating climate impacts (p41 – 54) Ensuring business resilience Geopolitical context and licence to operate IAR Our operating environment (p34 – 37) IAR Our stakeholders (p38 – 43) SR Delivering positive impact for society (p31 – 39) Sustainable returns for shareholders IAR How we create value (p30 – 70) IAR The value we created (p71 – 81) Life expansion and exploration IAR Performance of our operations (p75 – 79) MRMR Supplement Modernisation, innovation and technology IAR Technology and cybersecurity (p68) Responsible and resilient supply chain SR Responsible sourcing (p23) Integrated mine closure planning SR Preventing serious environmental harm (p60 – 63) Cybersecurity IAR Technology and cybersecurity (p68) Upholding sound corporate governance principles Ethics and compliance IAR Governance and leadership (p8 – 29) Board and leadership effectiveness and succession IAR Our Board of Directors (p14 – 15) 56 GOLD FIELDS Integrated Annual Report 2025 Who we are Governance and leadership How we create value Chief Executive Officer’s report Operating environment Stakeholders Risks and opportunities Catastrophic risks Emerging global risks Material matters Unpacking our strategy Capital Allocation Framework Business model Technology and cybersecurity Commitment to responsible mining The value we created Our Remuneration Report Appendices

Material matters continued Unpacking our material themes Protecting the health, safety and wellbeing of our employees and business partners Safety remains Gold Fields’ foremost value and the foundation of sustainable operations. We are committed to ensuring our people return home safe and well each day, recognising that true safety extends beyond physical protection to encompass mental and emotional wellbeing. Through a combination of strong safety culture, disciplined leadership, technological innovation and continual learning, we aim to eliminate serious injuries and fatalities and embed a culture of care across all our operations. Material matters • Physical safety and health • Psychological safety and respectful workplaces Related risk categories Related strategic pillars Safety and wellbeing of our people Safe and predictable operating delivery Business partners Operate Operate in a safe, reliable and cost-effective way Impact Have a positive impact on our communities and the environment Managing our employees and business partners Our people are central to the delivery of Gold Fields’ strategy, and we are committed to building a respectful, fair and inclusive workplace. We focus on attracting, developing and retaining the right skills through a culture that fosters open communication, mutual respect and continuous learning. Diversity, equity and inclusion are embedded in our human capital strategy and leadership objectives, ensuring every person feels valued and empowered to contribute to our shared success. We extend the same principles to our business partners, maintaining constructive relationships and upholding ethical, transparent labour practices across all operations. Reward and remuneration are fundamental to our ability to attract, retain and develop the talent and skills necessary for long-term success. By offering competitive and equitable compensation, we support a diverse workforce and foster an environment where every individual feels recognised and empowered to grow. This commitment is not only essential for employee engagement, but also for nurturing innovation and inclusivity and a culture of care and accountability across the Group. Material matters • Diversity, equity and inclusion • Attract, retain and develop talent and skills, including remuneration and reward • Business partner integration Related risk categories Related strategic pillars Attracting and retaining talent Business partners Operate Operate in a safe, reliable and cost-effective way Impact Have a positive impact on our communities and the environment 57 GOLD FIELDS Integrated Annual Report 2025 Who we are Governance and leadership How we create value Chief Executive Officer’s report Operating environment Stakeholders Risks and opportunities Catastrophic risks Emerging global risks Material matters Unpacking our strategy Capital Allocation Framework Business model Technology and cybersecurity Commitment to responsible mining The value we created Our Remuneration Report Appendices

Material matters continued Creating positive impact for host communities Our host communities are key stakeholders as their support underpins our licence to operate which, in turn, impacts our ability to create enduring value. We aim to consistently deliver on our sustainability commitments and earn the trust of our host communities through purpose-led social impact and nature-positive performance that seeks to enhance lives. Material matters • Community engagement and relations • Host community employment and procurement • SED Related risk categories Related strategic pillars Licence to operate and societal expectations Impact Have a positive impact on our communities and the environment Respecting the rights of our stakeholders Our mining activities, including exploration, corporate transactions, construction, operations and closure, have the potential to adversely impact our people and host communities. We strive to understand, mitigate and manage our human rights-related risks as far as possible. Our engagements with Indigenous Peoples are respectful and culturally appropriate, and we seek their participation in decisions that affect them. Gold Fields aims to engage with the ASM mining community respectfully and transparently, with the goal of creating positive impact for our stakeholders, securing our operations and maintaining our licence to operate. Material matters • Indigenous Peoples, culture and heritage • Human rights • ASM Related risk categories Related strategic pillars Licence to operate and societal expectations Impact Have a positive impact on our communities and the environment Committing to sound environmental practices Environmental stewardship forms a significant part of our sustainability efforts. As a cornerstone of the Group’s strategy, we strive to integrate climate and environment-related risks and opportunities into our strategy and operations. We aim to ensure our communities and stakeholders recognise and trust us for purpose-led social impact and nature-based solutions that aim to enhance lives. Our strategies, targets and implementation plans are designed to ensure we protect and conserve natural resources and prevent significant environmental impact or catastrophic events. Material matters • Nature and biodiversity management • Tailings management and emergency preparedness • Climate adaptation and resilience • Energy and carbon management • Water stewardship Related risk categories Related strategic pillars Climate adaptation measures impacting communities, the environment and operational delivery Impact Have a positive impact on our communities and the environment 58 GOLD FIELDS Integrated Annual Report 2025 Who we are Governance and leadership How we create value Chief Executive Officer’s report Operating environment Stakeholders Risks and opportunities Catastrophic risks Emerging global risks Material matters Unpacking our strategy Capital Allocation Framework Business model Technology and cybersecurity Commitment to responsible mining The value we created Our Remuneration Report Appendices

Material matters continued Ensuring business resilience Gold Fields’ long-term success depends on our ability to remain resilient in a changing operating environment. We work to strengthen the stability and adaptability of our business by maintaining our licence to operate, responsibly managing our supply chains and ensuring our operations can withstand social, political and economic volatility. Delivering sustainable returns for shareholders remains a core strategic focus, supported by disciplined capital allocation and prudent growth through life extension and exploration. Modernisation and innovation play a vital role in building operational resilience, and robust cybersecurity measures further safeguard our data, systems and stakeholders as we continue to digitalise our operations. Material matters • Geopolitical context and licence to operate • Responsible and resilient supply chain • Sustainable returns for shareholders • Life expansion and exploration • Integrated mine closure planning • Modernisation, innovation and technology • Cybersecurity Related risk categories Related strategic pillars Delivery of expected profitability and cash-flow Safe and predictable operating delivery Political and economic stability Delivery of growth through M&A and greenfields exploration Delivery of growth through Mineral Resource management and brownfields exploration Business partners Licence to operate and societal expectations Cybersecurity posture leading to incident Tenure and regulatory risk Delivery of growth through capital project delivery Operate Operate in a safe, reliable and cost-effective way Impact Have a positive impact on our communities and the environment Grow Grow the quality of our portfolio 59 GOLD FIELDS Integrated Annual Report 2025 Who we are Governance and leadership How we create value Chief Executive Officer’s report Operating environment Stakeholders Risks and opportunities Catastrophic risks Emerging global risks Material matters Unpacking our strategy Capital Allocation Framework Business model Technology and cybersecurity Commitment to responsible mining The value we created Our Remuneration Report Appendices

Material matters continued Upholding sound corporate governance principles Gold Fields’ foundation is built on strong ethics, driven by our Board and committees, fostering a culture of integrity, ethical decision- making and transparent reporting. This foundation strengthens trust, enhances our reputation and creates sustainable value. Board succession planning is integral to the ongoing effective functioning of the Board. By upholding these principles, we reinforce stakeholder confidence, protect our licence to operate and enable sound, ethical leadership that supports sustainable growth. Material matters • Board and leadership effectiveness and succession • Ethics and compliance Related risk categories Related strategic pillars Safety and wellbeing of our people Predictable operating delivery Business partners Operate Operate in a safe, reliable and cost-effective way Impact Have a positive impact on our communities and the environment Grow Grow the quality of our portfolio 60 GOLD FIELDS Integrated Annual Report 2025 Members of Salares Norte’s leadership team Who we are Governance and leadership How we create value Chief Executive Officer’s report Operating environment Stakeholders Risks and opportunities Catastrophic risks Emerging global risks Material matters Unpacking our strategy Capital Allocation Framework Business model Technology and cybersecurity Commitment to responsible mining The value we created Our Remuneration Report Appendices

Unpacking our strategy Our strategy provides a clear roadmap for creating enduring value, grounded in our purpose, guided by our 2035 strategic aspirations and supported by the systems, culture and values that enable consistent, long-term performance. We believe that consistent delivery of this strategy will drive increased profitability and FCF per share, strengthen our position relative to peers and enhance returns for our shareholders. 61 GOLD FIELDS Integrated Annual Report 2025 Guided by our 2035 strategic aspirations Safety and wellbeing People, culture and accountability Social and environmental performance Safe, reliable and cost-effective operations Asset quality Results Operationalised by the Gold Fields Way Leadership and mindsets Operating model Operating practices and systems Supported by our values We are investing in our systems to elevate long-term performance To effectively deliver on our strategy, we must have the right enablers in place to achieve near-term targets and realise our longer-term aspirations. This is further supported by the Gold Fields Way, which is the mechanism through which we activate and embed our culture to drive results. By investing in how we lead and how we are structured – and aligning our systems and processes to drive simplification – we enable sustained predictable performance. Leadership and mindsets Operating model Operating practices and systems Identified fragmented workplace culture Launched safety improvement plan Simplified operating model Aligned beliefs and values Invested in leadership capability Integrated change into systems Standardise and embed operating practices and routines Enable enterprise systems Initiating organisational change 2023 – 2024 Building foundations 2025 Elevating performance 2026 – 2028 We are taking a long-term perspective on portfolio optimisation to deliver value today and into the future As we build stronger foundations within the business, we are equally focused on optimising our portfolio to deliver sustained value over time. Our strategy unfolds across three time horizons – balancing near-term delivery with long-term growth. In the short term, we are driving stable, value-accretive production; in the medium term, we will unlock efficiencies and realise the benefits of current investment; and beyond 2035, we will build on this momentum through productivity gains, exploration and selective growth opportunities. HORIZON 1 Present – 2030 HORIZON 2 2031 – 2035 HORIZON 3 Beyond 2035 Focus on delivering 3Moz per year by 2031, with stable costs and strong margins by optimising our portfolio, extending asset life, improving efficiencies and investing with discipline in brownfields and greenfields exploration, as well as key growth projects. Maintain 2.5Moz – 3Moz per year while realising the benefits of earlier investments, achieving structural cost efficiencies and driving growth through established operations and technology-led improvements. Sustain production and replace Mineral Reserves through productivity gains, exploration success and targeted acquisitions to extend portfolio value into the 2040s. See p6 for more detail. Who we are Governance and leadership How we create value Chief Executive Officer’s report Operating environment Stakeholders Risks and opportunities Catastrophic risks Emerging global risks Material matters Unpacking our strategy Capital Allocation Framework Business model Technology and cybersecurity Commitment to responsible mining The value we created Our Remuneration Report Appendices

Unpacking our strategy continued Operate Operate in a safe, reliable and cost-effective way As stewards of our quality portfolio of assets, we aim to optimise delivery from each operation by understanding the full potential of each asset. We implement innovative ideas and technology, capitalising on our people’s expertise to get the most out of our current mining operations through safe, predictable, cost-effective and responsible production. What we focus on • Embedding a culture of care and accountability to ensure safe, respectful and inclusive workplaces • Delivering against our multi- year safety improvement plan • Embedding safety leadership and capabilities, supported by our culture • Leveraging AI and real-time data for proactive operational intelligence and to deploy collision avoidance to minimise risks • Improving compliance with each operation’s plan • Embedding systems and process for consistent operational delivery • Progressing AO initiatives to improve operational efficiencies and cost performance • Optimising asset lifecycle programmes • Achieving acceleration by embedding subject matter experts in operations • Improving energy efficiencies • Improving operational resilience during extreme weather-related events • Investing the necessary capital to ensure safe and reliable production • Managing our discretionary growth investments to include explorations, extending LOM of existing assets, organic growth opportunities and M&A Our portfolio is anchored by four multi-decade assets that provide the production baseload and an additional four assets with upside optionality. Multi-decade assets Assets with upside optionality Maturing assets St Ives South Deep Tarkwa Windfall Granny Smith Agnew Gruyere Salares Norte Damang Cerro Corona Related material themes Capitals affected Protecting the health, safety and wellbeing of our employees and business partners Managing our employees and business partners Ensuring business resilience Upholding sound corporate governance practices 2025 performance overview For our detailed performance, refer to p72. • Continued to deliver our multi-year Group-wide safety improvement plan • Embedding the Group’s new functional operating model • Zero work-related fatalities at our operations1 • Six serious injuries reported1 • Ongoing vigilance to improve safety outcomes • Empowered leaders across all levels to shift safety mindsets • Improving prevention and early intervention through psychosocial risk assessments • Delivered production at the upper end of guidance – attributable gold-equivalent production increased by 18% to 2,438Moz (2024: 2,071Moz) • Increased AIC to US$1,927/oz (2024: US$1,873/oz) and AISC to US$1,645/oz (2024: US$1,629/oz) • AO programmes at St Ives, Agnew, Gruyere, South Deep and Salares Norte increased performance year-on-year • South Deep piloted a new collision avoidance system (CAS) and missing-person location system • South Deep rolled out an advanced digital monitoring and analytics platform, enabling better insights into asset performance • Salares Norte achieved commercial production and reached steady-state operations, despite similar weather conditions to 2024 1 While Windfall is not yet a producing asset, its key safety data and performance indicators are included in our internal management target, reporting and decision-making practices. We recorded one serious injury (seven injuries in total for the Group) and no fatalities at Windfall during 2026 Future focus areas • Ongoing focus on eliminating fatalities and serious injuries through disciplined delivery of our safety improvement plan, optimising the Group’s operating model and maturing our culture • Rolling out the Group Safety Standard, with facilitated gap assessments to identify and close critical gaps • Building frontline leadership capabilities, with a strong focus on leading through routines, integrating safety and respectful workplace into the management operating system • Facilitating asset risk reviews to deepen our understanding of risk profiles across the business • Supporting assets in establishing core risk routines and mentoring stakeholders to drive risk-based decision-making • Ongoing implementation of the AO programme to drive operational performance 62 GOLD FIELDS Integrated Annual Report 2025 Refer to p76 for more details on the performance of our operations. Refer to p69 for more information on our approach to technology and cybersecurity. Who we are Governance and leadership How we create value Chief Executive Officer’s report Operating environment Stakeholders Risks and opportunities Catastrophic risks Emerging global risks Material matters Unpacking our strategy Capital Allocation Framework Business model Technology and cybersecurity Commitment to responsible mining The value we created Our Remuneration Report Appendices

Unpacking our strategy continued Impact Have a positive impact on our communities and the environment Integration of sustainability into our strategic, operational and financial decision-making is key to the delivery of our aspiration and purpose. It underpins our ability to secure access to resources, enable growth and create value over time. We are committed to delivering positive impact for our host communities through responsible mining practices and contributing to the prosperity of the jurisdictions we operate in while responsibly managing our impact on the environment. Our 2030 ESG targets (where we came from) Safety, health, wellbeing and environment Gender diversity Stakeholder value creation • Zero fatalities • Zero serious injuries • Zero serious environmental incidents • 30% female representation • 30% of total value created benefits host communities • Six legacy programmes benefiting host communities Decarbonisation Water stewardship Tailings management • Net-zero emissions by 2050 • 50% absolute emissions and 30% net emissions reduction from 2016 baseline (Scope 1 and 2) • 10% net emissions reduction against 2022 baseline (Scope 3) • 80% of total water use recycled/reused • 45% reduction in freshwater use from 2018 baseline • Conformance to the GISTM by 2025 • Reduce the number of active upstream TSFs from five to three 2025 performance overview • Continued to reinforce our cultural and operational levers through leadership behaviours and mindsets, robust risk management and strengthened health and safety systems and practices • Implemented an Occupational Health Framework to prevent workplace exposures and illnesses • Recorded zero serious environmental incidents for the seventh consecutive year • Achieved 27% female employee representation • Delivered substantial value to host communities through employment, procurement and services: total value distributed was US$1.4bn, equal to 30% of total national value created • Total SED spend amounted to US$21.28m • Continued to implement three legacy programmes – in Ghana, Chile and Peru – with three programmes planned for Australia, South Africa and Canada • Achieved meaningful reductions in Scope 1 and 2 emissions (through initiatives) of 266kt CO2e, Scope 3 emissions were 902kt CO2e1; improved energy security, reliability and cost reliance – renewables accounted for 18% of the Group’s electricity consumption in 2025 • Achieved meaningful conformance with the GISTM, in line with our ICMM commitment and our comprehensive, multi-year programme to meet the requirements of the GISTM across our global assets • Recycled/reused 74% of total water use and reduced freshwater withdrawal2 by 13% from 11.09GL to 9.72GL • Total water withdrawal was 17.8GL and total water withdrawal per tonnes processed was 385l/t • Reduced the number of upstream-raised TSFs to four • Delivered the Thusano Trust, our employee share ownership initiative established in 2010 Related material themes Capitals affected Protecting the health, safety and wellbeing of our employees and business partners Managing our employees and business partners Creating a positive impact for host communities Respecting the rights of our stakeholders Committing to sound environmental practices Where we are going – our 2035 sustainability commitments The year marked the midpoint of our 2030 ESG target period. This milestone provided an important opportunity to reflect on progress achieved since establishing our targets in 2021, test underlying assumptions and strengthen our approach for the decade ahead. By 2035, Gold Fields aspires to trusted sustainability leadership – consistently delivering safe, reliable operations and positive social and environmental impact through responsible mining practices, while enabling resilient growth and long-term value creation. Therefore, in 2025, we initiated a midpoint review to consider progress against each 2030 ESG target, and tested the validity of key assumptions – including technology readiness and deployment timelines, portfolio evolution and growth and alignment with our business aspirations to 2035. The midpoint review confirmed that disciplined commitments drive real performance, while also highlighting the need to move beyond activity-based approaches towards more integrated, impact focused and business-relevant outcomes. The outcome is a refined and more integrated set of strategic sustainability commitments through to 2035. These sustainability commitments build on our 2030 trajectory and strengthen alignment with our purpose, strategy and long-term value creation priorities, while reinforcing business resilience, competitiveness and access to growth opportunities. 63 GOLD FIELDS Integrated Annual Report 2025 Read more about our social and environmental commitments, our midpoint review and our performance in our SR. Delivering positive social impact Delivering positive environmental impact Our 2035 social commitments build on our 2030 ESG targets, with no change to the core areas of focus. What has changed is the emphasis on how social performance is delivered and sustained. Our 2035 environmental commitments reflect more targeted and context-driven approach, informed by the midpoint review and operational experience. Our 2035 social commitments: Our 2035 environmental commitments: Protect our people Mitigate climate change Foster respect Preserve natural resources Deliver positive impact for society Prevent serious environmental harm Who we are Governance and leadership How we create value Chief Executive Officer’s report Operating environment Stakeholders Risks and opportunities Catastrophic risks Emerging global risks Material matters Unpacking our strategy Capital Allocation Framework Business model Technology and cybersecurity Commitment to responsible mining The value we created Our Remuneration Report Appendices 1 Excludes offices and projects. If the Perth office number is included, the Group Scope 3 emissions amount to 912kt CO2e 2 Freshwater withdrawal refers to water with less than 5,000 mg/L Total Dissolved Solids and a pH range of 4 – 10

Unpacking our strategy continued Grow Grow the quality of our portfolio We continue to improve the quality of our production base, either by acquiring low-cost, long-life assets that will enable us to create sustainable value through economic cycles or disposing of assets which no longer fit the Group’s longer-term vision. Simultaneously, we invest in our existing operations to ensure their continued sustainability, productivity and longevity. What we focus on Bolt-on M&A, to demonstrate a measured approach to improving the quality and value of our portfolio. Brownfields exploration, to grow our portfolio over a shorter time horizon through near-mine discovery. Greenfields exploration, to maintain a pipeline of high-quality, early-stage opportunities that will support production and growth in the longer term. 2025 performance overview For our detailed performance see p72. • Acquired 100% of Gold Road Resources, consolidating Gold Fields’ full ownership of Gruyere • Progressed the consolidation of 100% ownership and environmental permitting process for Windfall, as well as the engineering work required ahead of an FID in H2 2026 • Identified greenfields exploration opportunities in Australia and Canada, bringing our portfolio to over 20 projects globally • Increased attributable gold Mineral Reserves (Proved and Probable) by 4.0Moz (9%) • Disposed of our 19.5% stake in Galiano Gold in September 2025 for a total consideration of C$151m (US$106.4m) • Made a strategic equity investment of C$50m (US$35.6m) in Founders Metals, acquiring a 10.5% ownership interest and gaining exposure to the district-scale Antino gold project in Suriname • Maintained 17.7% equity position in Hamelin Gold to accelerate exploration activities in the West Tanami and Yilgarn regions • Increased our equity stake in Onyx Gold by 9.4%, and delivered high-grade discovery results at Munro- Croesus in Ontario, while Vior’s programme at Belleterre in Qu&eacute;bec is well underway • Invested US$115m in brownfields exploration, including US$15m at Windfall to support near-term production horizons and extend LOM • Divested a portfolio of royalties and related financial instruments for US$167m • Undertook significant brownfields exploration programmes at Salares Norte, Windfall and Cerro Corona, targeting Mineral Reserves replacement and life extension • Continued to work with the Government of Ghana to ensure the successful transition of Damang in 2026 • Submitted our application and initiated discussions with the Government of Ghana to renew the Tarkwa mining leases, which are due to expire in April 2027 • Started assessing pathways to realise Cerro Corona’s full value, including potential life-extension opportunities Related material themes Capitals affected Respecting the rights of our stakeholders Ensuring business resilience Upholding sound corporate governance principles Future focus areas Bolt-on M&A Brownfields exploration Greenfields exploration • Continuing to focus on existing jurisdictions, while assessing value-enhancing opportunities to balance output quality • Commencing construction for the Windfall plant in H2 2027, with commissioning planned for H2 2028 and delivery of first gold in H1 2029 • Investing over US$100m in brownfields development annually to assess value- enhancing opportunities to improve our portfolio quality • Driving multi-decade, low-cost growth at St Ives through investment in brownfields exploration, Invincible infrastructure and renewables to maintain Mineral Reserves over 3.5Moz • Converting Tarkwa’s existing resource base • Extending LOM at Gruyere through open-pit studies, plant and pit optimisation, exploration and unlocking supplementary ore feeds from Golden Highway • Prioritising high-quality targets for drilling across Australia, Canada, Peru and Chile through a disciplined US$45m greenfields exploration programme in 2026 • Allocating US$17m to aggressive district exploration at Windfall to support medium- term production horizons and extend mine life • Rapidly assessing the acquired Gold Road Resources greenfields portfolio in Australia and rationalising projects that do not meet strict discovery criteria 64 GOLD FIELDS Integrated Annual Report 2025 Read more about our assets and their 2025 performance in our Mineral Resources and Mineral Reserves Supplement. Who we are Governance and leadership How we create value Chief Executive Officer’s report Operating environment Stakeholders Risks and opportunities Catastrophic risks Emerging global risks Material matters Unpacking our strategy Capital Allocation Framework Business model Technology and cybersecurity Commitment to responsible mining The value we created Our Remuneration Report Appendices

Capital Allocation Framework Capital allocation is a key element of Gold Fields’ strategic decision-making framework. During 2025, the Group further refined its Capital Allocation Framework, reinforcing a disciplined, cash-flow-driven approach to balancing reinvestment in the business, balance sheet resilience and sustainable shareholder returns. This enhancement builds on our previous framework that was and is designed to ensure capital is deployed in a way that supports long-term value creation across commodity cycles. At the core of the framework is the prudent allocation of cash-flow generated from operating activities across three clearly defined priorities. First, the Group remains committed to reinvesting in its asset base to support safe, reliable and cost-effective operations and to sustain long-term production. Second, preserving the Group’s investment-grade credit rating remains a key financial objective. Third, Gold Fields introduced a new Dividend Policy, which came into effect from the final 2025 dividend declaration. The policy targets a base dividend payout of 35% of FCF before discretionary growth investments, subject to a minimum annual dividend of US$0.50 per share1. The Group also intends to provide up to US$750m2 in additional returns over the next 24 months, to be delivered through special dividends, share buybacks3,4, or a combination of both. This policy aligns shareholder distributions more closely with the Group’s cash-flow-based capital allocation model, while retaining the flexibility required to fund value-accretive growth opportunities without compromising returns. 1 Paid semi-annually at US$0.25 per share 2 Subject to applicable legal, regulatory and shareholder approval requirements 3 Subject to maintaining an adjusted net debt to adjusted EBITDA ratio of below 1.0 times 4 All payouts are subject to all applicable legal, regulatory and shareholder approval requirements A strategic enabler Our revised Capital Allocation Framework underscores Gold Fields’ ability to manage competing demands for capital within a structured and transparent decision-making framework. By anchoring capital allocation decisions in cash-flow generation – and maintaining clear strategic priorities – the Group ensures capital allocation continues to serve as a strategic enabler, supporting operational excellence, funding future growth and delivering attractive, sustainable returns to shareholders through the cycle. Once these three priorities have been met, any remaining FCF will go towards growing the quality of the portfolio, increasing shareholder returns or strengthening the balance sheet, whichever provides the best return. 65 GOLD FIELDS Integrated Annual Report 2025 Capital allocation priorities Spend necessary capital to ensure safe, reliable and cost-effective operations Maintain our investment grade credit rating Base dividend of 35% of FCF before discretionary growth investments, with a minimum annual dividend of US$0.501 per share with a mechanism for additional returns Remaining FCF competes Maintain balance sheet strength Discretionary investments to improve portfolio quality Industry-leading returns to shareholders Who we are Governance and leadership How we create value Chief Executive Officer’s report Operating environment Stakeholders Risks and opportunities Catastrophic risks Emerging global risks Material matters Unpacking our strategy Capital Allocation Framework Business model Technology and cybersecurity Commitment to responsible mining The value we created Our Remuneration Report Appendices

Business model Inputs The resources we rely on Human capital (p39) The collective technical knowledge, operational skills and expertise of our people, which enable the delivery of our strategic pillars. • 6,628 employees (2024: 6,560) and 16,607 business partners (2024: 16,330) across six countries • US$13.2m spent on training and development (2024: US$12.3m), equalling US$2,110 per employee (2024: US$1,930) • US$607m paid in wages, benefits and bonuses (2024: US$498m) • A refined operating model to provide stronger functional leadership, guidance and support to our assets • A culture of care and accountability to ensure a safe, respectful and inclusive workplace that drives performance Intellectual capital (SR, p25) The intangible experiences that inform our strategic objectives, drive innovation and efficiencies, and support risk management. • An AO programme aimed at identifying opportunities across the business • Group-wide job architecture detailing knowledge, skills, qualifications and behavioural and technical competencies required for all roles Natural capital (SR, p40) The land that gives us access to extract gold resources, as well as the critical need for secure water resources and a reliable energy supply to execute our mining and processing activities. • 15.7PJ energy consumed (2024: 14.4PJ) • 17.8GL water withdrawn (2024: 18.0GL) Social and relationship capital (p38) The stakeholder relationships and partnerships that are essential to our sustainability, licence to operate and ability to create positive impact. • US$5.8bn total value created (2024: US$4.2bn), of which 30% (US$1.4bn) remained with our host communities • US$21m invested in SED programmes and projects in our host communities (2024: US$16.61m), including technical and vocational training to develop local talent pipelines • Extensive one-on-one engagements with our shareholders, bond investors and analysts Financial capital (p75) The investment and funding provided by our capital providers – shareholders, bondholders and banks – in addition to the cash generated by our operations, which enables us to create value across all capitals. • Total equity of US$8,672m • Adjusted FCF of US$2,970m • US$500m 10-year notes due 2029; US$750m seven-year notes due 2032, used to refinance the bridge facilities employed for the acquisition of Osisko Mining • US$1,200m sustainability-linked syndicated revolving credit facility • US$2,300m multi-currency syndicated bridge facility, used to fund the acquisition of Gold Road Resources • A$500m sustainability-linked syndicated revolving credit facility • A$1,250m multi-currency syndicated term loan facility, used for the partial repayment of the US$2,300m bridge facility • R2,500m revolving credit facilities Manufactured capital (p76) The physical assets – including mines, machinery and equipment – and information, communications and technology infrastructure that enable us to deliver our products. Business processes Outputs How we create value Our diversified portfolio across six countries creates value through: What we produce 2.44Moz attributable gold-equivalent production (2024: 2.07Moz) 23kt attributable copper production (2024: 22kt) 2,360koz attributable silver production (2024: 145koz) 166Mt mining waste produced (2024: 138Mt) 1,780kt CO2 Scope 1 and 2 emissions (2024: 1,632kt CO2) Exploration Our near-mine and selected greenfields exploration, some of which are in partnership with junior miners, focuses on resource extension to enhance the long-term sustainability of our portfolio. Development We invest in developing projects that improve the cost and production profile of our portfolio. Mining We extract gold, silver and copper-bearing ore from open-pit and underground mines through mechanised processes. Processing We generate additional value through the physical and chemical processing of ore, which results in semi-pure gold dor&eacute; and copper- gold concentrate. The dor&eacute; is externally refined into gold bullion. Mine closure We seek to responsibly manage mine closure and optimise our closure liabilities through integrated closure planning and progressive rehabilitation. Post-closure social and economic sustainability requires consultation with and investment in impacted communities during the LOM. 66 GOLD FIELDS Integrated Annual Report 2025 Who we are Governance and leadership How we create value Chief Executive Officer’s report Operating environment Stakeholders Risks and opportunities Catastrophic risks Emerging global risks Material matters Unpacking our strategy Capital Allocation Framework Business model Technology and cybersecurity Commitment to responsible mining The value we created Our Remuneration Report Appendices

Business model continued Outcomes Operate Operate in a safe, reliable and cost-effective way Impact Have a positive impact on our communities and the environment Grow Grow the quality of our portfolio Zero work-related fatalities1 2 serious environmental incidents have been recorded since 2018 Salares Norte achieved commercial production on 31 August 2025 and reached steady-state operations in Q4 2025 6 serious injuries1 Recycled/reused 74% of water withdrawn and reduced our freshwater withdrawal by 33% against a 2018 baseline Invested US$115m in brownfields exploration (including the Windfall project) 2 new cases of Silicosis submitted to health authorities Achieved an A score in the CDP’s Water Disclosure Project Mineral Reserves up 9% net of depletion 4 cases of noise-induced hearing loss reported Improved energy security, reliability and cost resilience, with total energy savings of 0.20PJ US$843m in gross mining closure liabilities (including the Windfall project) 256 of the workforce (53 employees, 203 business partners) tested positive for malaria in Ghana; Among South African and Ghanaian employees, 575 were on HAART while 55% of the workforce in Ghana and South Africa were in the VCT programme 15% absolute emissions reduction and 5% net emissions increase from 2016 baseline (Scope 1 and 2) Advanced our greenfields exploration strategy in Chile, Peru and Australia 7% net Scope 3 emissions reduction from 2022 baseline Commenced transition of Damang to ownership by the Government of Ghana Total recordable injury frequency rate was 2.31 Achieved meaningful conformance with the GISTM Advancing Windfall project execution readiness, with FID due H2 2026 AIC increased by 3% to US$1,927/oz (2024: US$1,873/oz) 89 community grievances, of which 95% were resolved within the agreed timeframe Acquired Gold Road Resources, consolidating ownership of Gruyere AISC increased by 1% to US$1,645/oz (2024: US$1,629/oz) 44% (10,301 people) of our workforce are from host communities Developed an Opportunity Screening Tool to align target scanning and selection with strategy and portfolio requirements Declared a total dividend of R25.50/share, with total shareholder distribution of US$1.7bn 37% (or US$1,261m) of total procurement costs spent with host community suppliers and contractors Capitals affected Normalised profit increased by 119% to US$2,684m All mines implemented at least 55% of their progressive rehabilitation plans Net debt decreased by US$644m to US$1,422m, with a net debt to adjusted EBITDA ratio of 0.26x Bolstered chinchilla capture through AI and robotic process automation integration Increased use of remote mining and collision avoidance in South Africa, Ghana and Australia, which remove people from potentially dangerous areas Created 12,307 host community mining value chain jobs US$1,006m paid to governments in taxes, royalties and dividends Increased use of real-time data and AI to enable decisions that facilitate safer and more productive mines 27% of our employees are women, and we have 27% female representation in leadership Capitals affected Received multiple awards for our industry-leading decarbonisation strategies and investments across Australia Capitals affected 67 GOLD FIELDS Integrated Annual Report 2025 Who we are Governance and leadership How we create value Chief Executive Officer’s report Operating environment Stakeholders Risks and opportunities Catastrophic risks Emerging global risks Material matters Unpacking our strategy Capital Allocation Framework Business model Technology and cybersecurity Commitment to responsible mining The value we created Our Remuneration Report Appendices Positive Neutral Negative 1 While Windfall is not yet a producing asset, its key safety data and performance indicators are included in our internal management target, reporting and decision making practices. We recorded one serious injury (seven injuries in total for the Group) and no fatalities at Windfall during 2026

Technology and cybersecurity The ICT function supports Gold Fields’ business resilience as it provides the digital infrastructure that enables the Group to operate efficiently, while keeping it protected from cybersecurity breaches and related risks. The ICT strategy, aligned with the Group’s strategy, empowers the Group to operate in a safe, reliable and cost-effective way. It provides the digital foundation and technologies necessary to drive modernisation and innovation across our operations. ICT manages the full lifecycle of our technology assets while ensuring robust governance, risk management and cybersecurity compliance across all our jurisdictions. Guided by the ICT Management Committee and overseen by the Audit Committee, we are committed to securing Gold Fields’ digital future and achieving our strategic goals. Key projects in 2025 Outcomes Digital infrastructure Executed Gold Fields’ cloud-first strategy by migrating key systems to a secure, resilient cloud infrastructure. Enabling the seamless flow of data across the Group, while ensuring that the necessary safeguards are in place. AI and data analytics Completed several data analytics initiatives. We continue adopting data lake technology and robot process automation. Creating solutions across the mining value chain. Leveraging advanced analytics to uncover insights and inform strategic decision-making and operational improvements. Cybersecurity Strengthened security posture by implementing key initiatives in identity and access management, third- party threat management and cyberthreat detection. Protecting information assets within Gold Fields’ technology landscape. People management platform Optimised the digital people platforms and extending employee experience to the entire workforce. Delivering on the future of work and enhancing employee experience. Information technology and operational technology Established unified architecture and standards to facilitate the convergence of data. Advancing our goal of becoming an insights- driven Company. Digital value Managed digital value integration while maintaining custodianship of architecture and data governance. Ensuring ongoing value realisation from digital investments. ICT operating model Repositioned and enhanced the ICT function to effectively deliver on the digital strategy. Shifted ICT focus to strategic imperatives by partnering for capacity and identifying deployment opportunities. Related strategic pillar Related material theme Related risks Operate Ensuring business resilience Cybersecurity Our commitment to protecting the Group’s digital assets is underpinned by a comprehensive ICT Governance Framework that integrates rigorous security policies with industry-leading standards, including, NIST and the CIS Critical Security Controls, which ensure all components of our digital environment remain well-governed and resilient. We maintain a proactive defence posture through continuous risk assessments of the adoption of cutting- edge technologies. By integrating AI and automated controls, we achieve a unified view of our cyber ecosystem, enabling the rapid identification of threats and vulnerabilities. This technical defence is bolstered by our dedicated Security Operations Centre, which provides 24-hour monitoring and incident response. Recognising that our digital footprint extends beyond our internal network, we employ a robust third-party risk assessment capability. This allows us to continuously monitor our digital attack surface and manage risks associated with external service providers. To ensure business continuity, our incidence response and recovery strategies are integrated into our broader ICT business continuity plans, minimising potential disruptions. We regularly review the effectiveness of these measures through cybersecurity simulations throughout the year. Cultivating a security-conscious culture is equally important. We provide ongoing training and awareness programmes for employees at all levels to mitigate the risk of human error. We ensure strict adherence to evolving global regulations, including the South African Protection of Personal Information Act No 4 of 2013 and the European General Data Protection Regulation, enhancing our procedures as legislation changes. In 2025, there were no cybersecurity incidents that affected Gold Fields, including its strategy, results of operations, or financial position. Future focus areas • Continuing to strengthen the cybersecurity defences by adopting adaptive countermeasures to mitigate evolving risks, including AI-enabling threats and third-party supply chain vulnerabilities • Advancing the responsible deployment of AI, automation and machine learning across the mining value chain to enhance predictive maintenance, operational decision-making and efficiency across business workflows • Consolidating five legacy systems into a single SAP S/4HANA platform, standardising global transactional processes and embedding automation to reduce complexity and lower the cost of ownership • Integrating information and operational technology, supported by cloud infrastructure modernisation, to enable real-time, integrated data flows across all jurisdictions in alignment with the Group's cloud-first strategy • Undertaking the overhaul of the Group’s Governance, Risk and Compliance Framework to unify information and operational technology standards, including a strategic suspension of ISO 27001 to build a more fit-for-purpose compliance model 68 GOLD FIELDS Integrated Annual Report 2025 Who we are Governance and leadership How we create value Chief Executive Officer’s report Operating environment Stakeholders Risks and opportunities Catastrophic risks Emerging global risks Material matters Unpacking our strategy Capital Allocation Framework Business model Technology and cybersecurity Commitment to responsible mining The value we created Our Remuneration Report Appendices

Commitment to responsible mining Gold Fields is committed to responsible mining that goes beyond compliance by embedding ethical, sustainable practices across our operations to create enduring value. Protecting our people and fostering respect Protecting our people so they can go home safe and well every day is our number one value and the most important thing we do. Fostering respectful and inclusive workplaces drives innovation, performance and trust. While historically we focused on physical health and safety, we have now broadened our scope to address all forms of harm – including psychological harm like harassment and bullying. Our approach is designed to create a workplace where every person feels valued, respected and empowered to contribute to our success, and we are committed to seeking out and retaining a diverse and talented workforce to ensure business growth and performance. Our approach is guided by our People Policy. As an ICMM member, we engage with our peers on safety and health across various committees and working groups. We report against the ICMM’s Mining Principles and Performance Expectations As a member of the WGC, we implement and report our performance against the Responsible Gold Mining Expectations (RGMPs) Principle 5: Health and safety Principle 4: Safety and health The Group revised its safety approach after an independent diagnostic in 2024, focusing on the systemic and cultural aspects of safety performance. Following this assessment, we started implementing a comprehensive safety improvement plan, aimed at building on our strengths and addressing areas for improvement. The Group safety improvement plan aligns with our new operating philosophy and comprises four focus areas: leadership and culture, resilient risk reduction, building capability and business partner management. Over the past several years, we have placed significant focus on our culture journey – including detailed work to understand our current culture and the culture we aspire to create for our people. Transforming our culture into one of care and accountability is embedded in our business plans and leadership performance objectives, and we expect the same standard of fairness and accountability to extend to the business partners we work with. Safety performance indicators are also included in operational scorecards and linked to remuneration and incentives. Delivering positive impact for society We aim to build lasting, mutually beneficial relationships with our host communities that support their sustainable development. We strive to continuously improve our social performance, recognising that empowered host communities go beyond granting our licence to operate – they strengthen our business. We believe the greatest benefit we can provide is to empower our host communities to build the long-term social, economic and environmental resilience they require. We aim to share 30% of our total national value creation with our host communities, and in 2025 delivered US$1.4bn in value through host community employment, procurement and SED. Through our legacy programmes, we aim to deliver long-term socio-economic benefits beyond the LOM. Gold Fields manages ASM risks through alternative livelihood programmes and partnerships, supporting community development while reducing illegal mining risks. We also prioritise inclusive engagement, implementing culturally appropriate and transparent processes that ensure meaningful participation of Indigenous Peoples, our host communities and other stakeholders. Our approach is supported by our Community Policy Statement, Sustainable Development Policy Statement, Human Rights Policy Statement, Stakeholder Engagement and Relationship Policy Statement and Group-wide Community Relations and Stakeholder Engagement Guidelines. We report against the ICMM’s Mining Principles and Performance Expectations We report against the WGC’s RGMPs Principle 3: Human rights Principle 4: Risk management Principle 6: Environmental performance Principle 9: Social performance Principle 7: Working with communities Gold Fields is committed to upholding and respecting human rights. Our approach is guided by international human rights standards, including the UN Guiding Principles on Business and Human Rights and the International Labour Organization conventions. We recognise our activities, including exploration, construction, operations and closure, have the potential to cause or contribute to adverse human rights impacts. We work to identify, prevent and mitigate these impacts and to address them when they occur. 69 GOLD FIELDS Integrated Annual Report 2025 For more information, refer to our SR. For more information, refer to our SR. Who we are Governance and leadership How we create value Chief Executive Officer’s report Operating environment Stakeholders Risks and opportunities Catastrophic risks Emerging global risks Material matters Unpacking our strategy Capital Allocation Framework Business model Technology and cybersecurity Commitment to responsible mining The value we created Our Remuneration Report Appendices

Commitment to responsible mining continued Engaging with governments We work with host governments to establish ethical, sound and transparent working relationships that benefit the countries where we operate and our host communities. This supports compliance with laws, fair taxation and policy development while fostering trust and stability in the mining sector. Our host governments issue mining licences, develop state policies and enforce regulations, making them key stakeholders in ensuring stable, sustainable and ethical operations. By partnering with them, we advance our purpose of creating enduring value beyond mining – through socio-economic investment, responsible resource management and alignment with global best practices. Main stakeholders We report against the ICMM’s Mining Principles and Performance Expectations We report against the WGC’s RGMPs Principle 1: Ethical business Principle 2: Social performance Principle 10: Stakeholder engagement Principle 1 : Ethical conduct Gold Fields identifies, assesses and monitors the regulatory environments of each jurisdiction, ensuring appropriate controls are in place to maintain compliance and manage risk. We adhere to all relevant legislation, including paying taxes and strict anti-bribery and conflict of interest requirements. Our approach is supported by several Group policies, including our Code of Conduct, Anti-bribery, Corruption and Sanctions Policy, and Sustainable Development Policy. Adhering to responsible tax practices Gold Fields is committed to responsible tax practices to maintain our licence to operate and build long-term, sustainable relationships with our host governments and communities. As a global mining Company, we operate in multiple countries and understand that transparent and ethical tax management is essential to maintaining compliance, reducing risk and supporting the economies in which we operate. We aim to establish and maintain open and constructive relationships with tax authorities, collaborating to ensure we promptly resolve any issues or disputes that may arise. The Group also interacts with governments on the development of fair, clear and predictable tax laws, either directly or through various industry organisations. We are guided by our global Tax Strategy, which ensures we meet our tax obligations transparently and sustainably, aligning our principles with the Group’s Code of Conduct. While managing tax costs for the Group’s shareholders, we prioritise full compliance with all tax legislation. Our efficient tax planning supports our business and accurately reflects our commercial and economic activity. We do not engage in artificial tax arrangements for the purpose of tax avoidance. Our business decisions are driven by commercial considerations and ethical conduct, ensuring any tax optimisation aligns completely with the underlying commercial and economic rationale. Main stakeholders Delivering positive environmental impact Environmental stewardship is more than a compliance issue; it is a material factor impacting business sustainability, cost efficiency and our licence to operate. We therefore aim to use the natural resources our business depends on responsibly, care for the environment in our operational and surrounding areas and limit the environmental impact of our operations on our host communities and other stakeholders. We have integrated our commitment to having a positive environmental impact into the Group’s strategy to drive long-term value creation. This is a proactive approach to managing risks and opportunities and, by embedding sustainability into our daily operations, we can ensure long-term resilience. We further mitigate the impact of environment-related risks by setting targets, supported by adaptation and transition plans. We also keep our leadership team accountable by linking our targets to remuneration (p102 – 103). Main stakeholders We report against the ICMM’s Mining Principles and Performance Expectations We report against the WGC’s RGMPs Principle 6: Environmental performance Principle 7: Conservation of biodiversity Principle 8: Environmental stewardship Principle 9: Biodiversity, land use and mine closure Principle 10: Water, energy and climate change Our environmental stewardship is driven by our strategies, progress and approach to water stewardship, energy and carbon management, climate change, nature and biodiversity. We are guided by the precautionary approach and informed by several external standards and local legislation, supported by internal policies and priorities, including the Group’s Environmental Policy Statement, Climate Change Policy Statement, TSF Management Policy Statement, Water Stewardship Policy Statement and Sustainable Development Policy Statement. Performance requirements are set out in our Environmental Standard, which was finalised in 2025. 70 GOLD FIELDS Integrated Annual Report 2025 Read more about our tax contribution in our Tax Report. For more information, refer to our SR. Access our updated ICMM Mining Principles and Performance Expectations Self Assessment and Independent External Assurance report on our website. Access our 2025 WGC RGMP Conformance self-assessment on our website. Who we are Governance and leadership How we create value Chief Executive Officer’s report Operating environment Stakeholders Risks and opportunities Catastrophic risks Emerging global risks Material matters Unpacking our strategy Capital Allocation Framework Business model Technology and cybersecurity Commitment to responsible mining The value we created Our Remuneration Report Appendices

The value we created We continue to improve the quality of our portfolio by adding low-cost, long-life assets that will enable us to create value sustainably, through the cycles. Simultaneously, we are investing in our existing operations to ensure their continued sustainability, productivity and longevity. In this chapter Financial performance 72 Capital allocation and debt management 74 Operational performance 75 Mineral Resources and Mineral Reserves summary 80 Headline Mineral Resources and Mineral Reserves estimates 81 71 GOLD FIELDS Integrated Annual Report 2025 A nocturnal view of the Salares Norte operational plant Who we are Governance and leadership How we create value The value we created Financial performance Capital allocation and debt management Operational performance Mineral Resources and Mineral Reserves summary Headline Mineral Resources and Mineral Reserves estimates Our Remuneration Report Appendices

Financial performance The Group achieved significant financial growth in 2025 as operational performance and favourable gold prices supported robust cash generation and strengthened the balance sheet. Headline earnings increased by 117% to US$2,576m, while adjusted free cash-flow rose 391% to US$2,970m. This performance supported a final dividend of R18.50 per share and US$353m in additional returns. Our capital position remains disciplined, with net debt:adjusted EBITDA ratio improving to 0.26x, sustaining long-term financial resilience. Consolidated income statement for the year ended 31 December 2025 United States Dollar Figures in millions unless otherwise stated 2025 2024 2023 Continuing operations Revenue 8,751.3 5,201.6 4,500.7 Cost of sales (3,680.8) (2,843.7) (2,747.0) Investment income 53.3 28.7 24.9 Finance expense (120.7) (50.4) (62.9) Gain on financial instruments, net 58.1 – – Foreign exchange gain/(loss) 6.6 (6.6) (5.6) Share-based payments (25.4) (4.4) (9.1) Long-term incentive plan (43.2) (14.5) (55.8) Exploration expense (297.8) (98.4) (76.2) Reversal of impairment of assets, net of impairment 281.3 (3.5) (156.4) Other costs, net (134.8) (82.1) (48.8) Restructuring costs (10.3) (6.6) (7.8) Ghana expected credit loss (66.0) – (33.2) Profit on disposal of asset held for sale – Asanko Gold – 5.6 – Profit on disposal of assets held for sale – Rusoro – 62.3 – Gain on remeasurement of 50% previously held interest in Gruyere 808.2 – – Transaction costs on acquisition of Gold Road (51.4) – – Share of results of equity-accounted investees, net of tax (2.3) (53.6) (32.6) Silicosis settlement costs (0.7) 0.3 4.1 Profit on disposal of assets 1.1 0.6 32.4 Profit before royalties and taxation 5,526.5 2,135.3 1,326.7 Royalties (231.9) (147.7) (116.4) Profit before taxation 5,294.6 1,987.6 1,210.3 Mining and income taxation (1,649.2) (697.1) (465.1) Profit from continuing operations 3,645.4 1,290.5 745.2 United States Dollar Figures in millions unless otherwise stated 2025 2024 2023 Discontinued operation Loss from discontinued operation – – (18.9) Profit for the year 3,645.4 1,290.5 726.3 Profit/(loss) attributable to: Owners of the parent 3,567.4 1,245.0 703.3 – Continuing operations 3,567.4 1,245.0 722.2 – Discontinued operation – – (18.9) Non-controlling interests – Continuing operations 78.0 45.5 23.0 3,645.4 1,290.5 726.3 Earnings/(loss) per share attributable to owners of the parent: Basic earnings per share – cents 399 139 79 Basic earnings per share from continuing operations – cents 399 139 81 Basic loss per share from discontinued operation – cents – – (2) Diluted earnings per share – cents 394 138 77 Diluted earnings per share from continuing operations – cents 394 138 79 Diluted loss per share from discontinued operation – cents – – (2) 72 GOLD FIELDS Integrated Annual Report 2025 Read about our detailed financial performance in our Annual Financial Report. Who we are Governance and leadership How we create value The value we created Financial performance Capital allocation and debt management Operational performance Mineral Resources and Mineral Reserves summary Headline Mineral Resources and Mineral Reserves estimates Our Remuneration Report Appendices

Financial performance continued Consolidated statement of financial position at 31 December 2025 United States Dollar Figures in millions unless otherwise stated 2025 2024 ASSETS Non-current assets 12,176.8 8,195.1 Property, plant and equipment 11,336.8 7,298.4 Equity accounted investees 2.8 12.6 Investments 189.6 139.9 Environmental trust funds 140.9 125.2 Inventories 373.4 349.8 Deferred taxation 38.2 154.9 Taxation receivable 73.1 69.7 Asanko deferred and contingent considerations 22.0 44.6 Current assets 2,970.9 1,926.7 Inventories 782.6 699.3 Trade and other receivables 380.7 337.8 Cash and cash equivalents 1,779.2 860.2 Taxation receivable 0.3 6.1 Current portion of Asanko deferred and contingent considerations 28.1 23.3 Assets held for sale 77.5 21.1 Total assets 15,225.2 10,142.9 EQUITY AND LIABILITIES Equity attributable to owners of the parent 8,432.6 5,201.4 Stated capital 3,844.8 3,871.5 Other reserves (2,089.5) (2,528.1) Retained earnings 6,677.3 3,858.0 Non-controlling interests 239.8 165.5 Total equity 8,672.4 5,366.9 Non-current liabilities 4,852.9 3,065.6 Deferred taxation 1,401.7 503.8 Borrowings 2,559.5 1,776.5 Provisions 492.2 402.0 Long-term incentive plan 20.4 20.0 Lease liabilities 379.1 363.3 Current liabilities 1,699.9 1,710.4 Trade and other payables 908.1 651.1 Royalties payable 45.3 30.7 Taxation payable 311.5 112.4 Current portion of borrowings 178.7 719.1 Current portion of provisions 108.3 79.2 Current portion of long-term incentive plan 44.1 31.0 Current portion of lease liabilities 103.9 86.9 Total liabilities 6,552.8 4,776.0 Total equity and liabilities 15,225.2 10,142.9 Consolidated statement of cash flows for the year ended 31 December 2025 United States Dollar Figures in millions unless otherwise stated 2025 2024 2023 Cash-flows from operating activities 3,772.2 1,607.0 1,192.8 Cash generated by operations 5,478.8 2,747.3 2,392.6 Interest received 41.2 17.4 23.4 Change in working capital 187.4 13.9 (199.1) Cash generated by operating activities 5,707.4 2,778.6 2,216.9 Silicosis payment (1.2) (0.4) (1.3) Interest paid (159.9) (130.4) (104.8) Royalties paid (222.5) (136.1) (113.4) Taxation paid (789.7) (525.5) (421.8) Net cash from operations 4,534.1 1,986.2 1,575.6 Dividends paid (761.9) (379.2) (382.8) – Owners of the parent (707.1) (350.9) (368.6) – Non-controlling interest holders (54.1) (27.6) (13.5) – South Deep BEE dividend (0.7) (0.7) (0.7) Cash-flows from investing activities (2,765.8) (2,590.6) (1,369.7) Additions to property, plant and equipment (1,398.5) (1,183.4) (1,054.7) Capital expenditure – working capital (23.8) (5.2) 35.5 Proceeds on disposal of property, plant and equipment 2.2 2.7 2.0 Purchase of investments (93.4) (57.6) (30.6) Purchase of equity-accounted investee – Windfall Project – – (247.1) Windfall Project capital contributions – (65.3) (69.1) Purchase of Osisko1 – (1,452.5) – Purchase of Gold Road2 (2,124.2) – – Proceeds on disposal of investments 882.0 56.6 5.0 Proceeds on disposal of Rusoro – 62.3 – Proceeds on disposal of Asanko Gold – 65.0 – Contributions to environmental trust funds (10.1) (13.2) (10.7) Cash-flows from financing activities (173.3) 1,212.6 82.4 Loans raised 4,085.8 2,291.1 804.8 Loans repaid3 (4,119.6) (986.3) (650.9) Purchase of treasury shares (36.3) – – Payment of principal lease liabilities (103.2) (92.2) (71.5) Net cash generated/(utilised) 833.1 229.0 (94.5) Effect of exchange rate fluctuation on cash held 85.9 (17.5) (26.2) Cash and cash equivalents at beginning of the year 860.2 648.7 769.4 Cash and cash equivalents at end of the year 1,779.2 860.2 648.7 1 The purchase of Osisko comprises US$1,483.2 million cash consideration paid, partially offset by US$30.7 million Osisko take-on cash and cash equivalents 2 The purchase of Gold Road comprises US$2,169.1 million (A$3,348.8 million) fixed and variable cash considerations paid on 10 October 2025, US$315.3 million (A$477.5 million) special dividend paid on 3 October 2025, partially offset by US$360.2 million (A$550.3 million) Gold Road take-on cash and cash equivalents at 26 September 2025 3 Loans repaid in 2025 includes a repayment of US$197.1 million (A$301.1 million) relating to the loan acquired as part of the Gold Road acquisition 73 GOLD FIELDS Integrated Annual Report 2025 Who we are Governance and leadership How we create value The value we created Financial performance Capital allocation and debt management Operational performance Mineral Resources and Mineral Reserves summary Headline Mineral Resources and Mineral Reserves estimates Our Remuneration Report Appendices

Capital allocation and debt management We have a clear Capital Allocation Framework aligned with our strategic priorities. Capital allocation priorities 2025 outcomes Spend necessary capital to ensure safe, reliable and cost-effective operations • Gold Road Resources acquisition: US$1.4bn • Windfall investment: US$0.2bn • St Ives renewables: US$0.2bn • Exploration: US$0.1bn • Salares Norte ramp-up: US$0.1bn • Continued investment in exploration Maintain our investment grade credit rating • Moody’s: Baa3, stable outlook • S&P: BBB-, stable outlook Top quartile shareholder returns • Special dividend: US$0.2bn • Share buyback: US$0.1bn • Total returns to shareholders: US$1.7bn During 2025, we amended our Dividend Policy, which came into effect with the final 2025 dividend declaration and targets a base dividend of 35% of FCF before discretionary growth investments, with a minimum annual dividend of US$0.50 per share1. At the same time, we committed to providing additional returns to shareholders of up to US$750m2 over the next 24 months, either in the form of special dividends or share buybacks3. Accordingly, Gold Fields declared a total dividend of R25.50 per share for 2025 (2024: R10.00 per share), equating to 35% of FCF before discretionary investments, in line with our updated Dividend Policy. In addition to the base dividend, Gold Fields will distribute US$353m as part of our commitment to providing additional returns to our shareholders. This will comprise US$253m of special dividends and US$100m of share buybacks, which broadly aligns with the preferences and make up of our shareholder register. When added to the base dividend, this results in a total distribution to shareholders of US$1.7bn, which equates to 54% of adjusted FCF. We maintained a healthy debt position in 2025. Net debt decreased by US$644m, despite the US$1.42bn payment to acquire Gold Road Resources in October 2025. Gold Fields ended the year with a robust balance sheet, with net debt of US$1,442m (2024: US$2,086m) and a net debt:adjusted EBITDA ratio of 0.26x (2024: 0.73x). Excluding lease liabilities, core net debt was US$959m at the end of 2025. Gold Fields continued to meet its capital allocation priorities during 2025, maintaining our focus on safe and reliable production and enhancing the longevity of our portfolio. Group capital expenditure amounted to US$1,399m in 2025, compared with US$1,183m in 2024. The Group spent US$1,029m (2024: US$849m) in sustaining capital to maintain the integrity of our asset base, with growth capital expenditure amounting to US$370m (2024: US$334m). Country-specific capital expenditure was as follows: • Australia: capital expenditure at our Australian mines rose to A$1,004m (US$646m) in 2025 (2024: A$660m (US$436m), mainly due to increased stripping and underground development at Gruyere and Granny Smith, and initial capital spent on the St Ives renewables project • South Africa: capital expenditure at South Deep increased by 12% to R2,292m (US$128m) in 2025 (2024: R2,046m (US$112m). The major spending related to an increase in equipment, winder upgrades, electrical upgrades and water reticulation upgrades • Ghana: total capital expenditure increased by 16% to US$245m in 2025 (2024: US$212m) due to an increase in capital waste tonnes mined and infrastructure relocation project expenditure at Tarkwa while offset by the decrease at Damang due to capital cost reclassified as operational cost • Chile: capital expenditure decreased by 25% from US$389m in 2024 to US$293m in 2025 at Salares Norte. The increase in sustaining capital expenditure for the ramp-up was offset by the decrease in non-sustaining capital expenditure due to the completion of the project stage capital expenditure • Peru: capital expenditure at Cerro Corona increased by 35% to US$46m in 2025 from US$34m in 2024, due to the construction of the in-pit tailing facility Looking ahead, we remain focused on ensuring safe, reliable and cost-effective delivery. 2026 will be another year in which capital expenditure levels will remain elevated, given the capital planned for the Windfall project, as well as the sustaining capital expenditure required across the portfolio to maintain the Group’s production base. We have budgeted for total capital of US$1,900m – US$2,100m for 2026. Liquidity profile The Group continues to manage liquidity conservatively by maintaining substantial committed headroom across facilities, diversifying funding sources and currencies and staggering debt maturities. This disciplined approach supports operational resilience and positions the Group to meet its financial obligations while retaining flexibility to fund growth opportunities and manage market volatility. In May 2025, the Group issued US$750m seven-year notes to refinance bridge facilities previously utilised to fund the acquisition of Osisko Mining in 2024. To fund the acquisition of Gold Road Resources in 2025, the Group entered into a US$2,300m fully underwritten multi-currency syndicated bridge facility. This facility was fully repaid and cancelled in January 2026 using a combination of available cash resources and proceeds from the A$1.25bn multi- currency term loan facility. The Group’s debt and liquidity profile comprises US$500m 10-year notes maturing in May 2029; US$750m seven-year notes maturing in May 2032; a US$1.2bn sustainability-linked syndicated revolving credit facility (RCF) maturing in May 2030 (with a US$400m accordion option); a A$500m sustainability-linked syndicated RCF maturing in September 2028 (with a A$100m accordion option); a A$1.25bn multi- currency syndicated term loan facility maturing in December 2030; several smaller in-country committed facilities; and cash and cash equivalents of US$1,779m. The margin on the two sustainability-linked RCFs is subject to both credit rating-based adjustments and sustainability-linked pricing mechanics. Under these provisions, the Group benefits from a margin reduction, where agreed sustainability performance targets are achieved and incurs a margin premium where performance falls short of targets. For 2025, performance against the sustainability performance targets was as follows4: • Cumulative Scope 1 and 2 carbon abatement of 87kt CO2e against a 2025 target of 100kt CO2e5 • Water recycling/reuse of 74% against a target of 75% • Women represented 27% of the Group’s total workforce, exceeding the target of 25% Accordingly, only one of the three sustainability performance targets was achieved during the year. As this performance outcome was consistent with the prior year, the sustainability-linked margin adjustment had already been applied and no further adjustment was triggered in 2025. Hedging Given the volatility of the gold price, Gold Fields does not enter long- term systematic hedges, but instead regularly evaluates the Company’s position and outlook to determine whether short-term hedging is appropriate. Our policy allows for hedging to protect cash-flows: • During times of significant capital expenditure • For specific debt servicing requirements • To safeguard the viability of higher-cost operations We did not have any revenue hedges (gold and copper price), cost input hedges or currency hedges in place during 2025 and remain in an unhedged position. 1 Paid semi-annually at US$0.25 per share 2 Subject to applicable legal, regulatory and Board approval requirements 3 Subject to maintaining an adjusted net debt:adjusted EBITDA ratio of below 1.0x. All payouts are subject to all applicable legal, regulatory and Board approval requirements 4 The calculation methodology used was the same as the calculation methodology applied in the 2024 and prior IARs and Climate Change Reports 5 Calculated in accordance with the accounting and reporting standards as published by the Greenhouse Gas Protocol Corporate Accounting and Reporting Standard 74 GOLD FIELDS Integrated Annual Report 2025 Who we are Governance and leadership How we create value The value we created Financial performance Capital allocation and debt management Operational performance Mineral Resources and Mineral Reserves summary Headline Mineral Resources and Mineral Reserves estimates Our Remuneration Report Appendices

Operational performance Gruyere After a strategic decision to acquire Gold Road Resources, Gold Fields now owns 100% of Gruyere in Western Australia. The mine operates on a large scale as a low-grade open-pit operation, with ore processed through a 9.6Mtpa carbon-in- leach plant. Since its first gold pour in 2019, Gruyere has contributed steadily to the Group’s Australian portfolio. Production 2025 2026 guidance 295.6koz 300koz – 320koz AIC 2025 2026 guidance A$3,150/oz (US$2,030/oz) A$3,375/oz – A$3,575/oz (US$2,360/oz – US$2,500/oz) AISC 2025 2026 guidance A$3,150/oz (US$2,030/oz) A$3,300/oz – A$3,500/oz (US$2,310/oz – US$2,450/oz) Medium-term performance goals • Consolidate the Gruyere, Golden Highway and Yamarna land package to sustainably produce over 400koz on a sustainable basis over an extended period Performance enablers • Incrementally expand the processing facility from 7.5Mt per annum to 10Mt per annum (2025: 9.5Mtpa – 9.75Mtpa) • Increase material movement from 48Mt per annum in 2024 to 75Mt per annum in 2026 • Accelerate delivery of higher-grade material from Golden Highway and Gilmour deposits • Conduct value-optimising studies • Execute exploration across the Yamarna land package, which exceeds 2,000km2 Key developments in 2025 • Acquired Gold Road Resources, consolidating ownership of Gruyere and adding over nine greenfields projects to our portfolio • Early-stage exploration of Yamarna land commenced • Inclement weather impacted production during H1 2025 • An innovative construction approach delivered substantial savings • Tonnes mined rose 37% year-on-year, driven by accelerated Stage 5 waste strip Looking forward Gruyere is a highly prospective land package, and the acquisition of Gold Road Resources will enable Gold Fields to streamline decision-making and optimise the LOM plan for the asset. Looking ahead, we will focus on: • Transitioning from a capital-intensive phase to a production- focused phase, lowering AIC • Advancing studies to optimise value, including drilling 50km and investing US$14m in open-pit studies • Extending LOM through pit and plant optimisation and exploring the Yamarna Greenstone Belt • Implementing optimisation initiatives to unlock mining efficiencies • Unlocking supplementary ore feeds from Golden Highway to support 500koz production Granny Smith Granny Smith is a wholly owned underground gold mine operated by Gold Fields in the eastern Goldfields region of Western Australia. Processing ore through a 3.5Mtpa mill, the mine is a key asset in Gold Fields’ Australian portfolio, delivering stable production. The Wallaby deposit shows strong geological potential for future Mineral Reserves replacement, building on a robust track record of exploration success that has added over 5Moz Mineral Reserves since 2013, resulting in its highest Mineral Reserve life to date. Production 2025 2026 guidance 261.7koz 250koz – 260koz AIC 2025 2026 guidance A$2,427/oz (US$1,564/oz) A$3,450/oz – A$3,650/oz (US$2,415/oz – US$2,555/oz) AISC 2025 2026 guidance A$2,337/oz (US$1,506/oz) A$3,100/oz – A$3,300/oz (US$2,170/oz – US$2,310/oz) Medium-term performance goals • Maintain an average production rate of &gt;275koz over the next 15 years • Maintain a Mineral Reserve base of c.2.5Moz Performance enablers • Implement autonomous haulage and materials handling systems for lower-cost extraction • Review options for c.50MW renewable energy projects • Ongoing definition of high-value zones Z150 and Z160 • Integrate alternative open-pit ore sources to supplement the mill feed Key developments in 2025 • Enhanced grades achieved through mining and processing operations • Capital expenditure reflects investment in underground development and ventilation projects • Realised cost savings of US$8m driven by TSF design alignment with GISTM standards • Commissioned an 11MW solar plant in Q2 2025, which operated at full capacity in Q3 2025 • Signed a Native Title agreement with the Wangkatja Tjungula Aboriginal Corporation on behalf of the Nyalpa Pirniku native title holders in December 2025 Looking forward Granny Smith has a strong track record of exploration success. Looking ahead, we will focus on: • Accelerating near-mine Mineral Reserve growth at Wallaby • Re-establishing the regional exploration pipeline • Optimising higher-grade stopes, increasing gold- equivalent ounces production and lowering per ounce cost of production 75 GOLD FIELDS Integrated Annual Report 2025 For more details on our assets, read our Mineral Resources and Mineral Reserves Supplement. Who we are Governance and leadership How we create value The value we created Financial performance Capital allocation and debt management Operational performance Mineral Resources and Mineral Reserves summary Headline Mineral Resources and Mineral Reserves estimates Our Remuneration Report Appendices

Operational performance continued St Ives Wholly owned by Gold Fields, St Ives is a cornerstone asset located in Western Australia’s eastern Goldfields region. The operation integrates open-pit and underground mining with a 4.7Mtpa processing capacity. Central to its long- term strategy is the Invincible underground complex, which will anchor its operations for the next eight years, as well as a strong production pipeline to extend LOM into 2040 and beyond. Production 2025 2026 guidance 369.6koz 350koz – 360koz AIC 2025 2026 guidance A$3,352oz (US$2,160/oz) A$3,600/oz – A$3,800/oz (US$2,520/oz – US$2,660/oz) AISC 2025 2026 guidance A$2,589oz (US$1,669/oz) A$3,100/oz – A$3,300/oz (US$2,170/oz – US$2,310/oz) Medium-term performance goals • Maintain sustainable production of more than 400koz annually • Reduce AISC to US$1,500/oz by 2030 • Find alternative ore sources by developing the Santa Ana open pit and other satellite pits Performance enablers • Implement autonomous haulage and materials handling system to increase Invincible underground production from 2.0Mtpa to 3.4Mtpa by 2030 • Source over 70% of electrical energy from renewables by 2027 through the hybrid renewable energy project • Increase metallurgical recovery by 1.5% by 2027 through the sulphide recovery project • Increase exploration through 300km planned drilling over the next three years Key developments in 2025 • Continued with construction of the renewable energy project, with commissioning targeted for mid-2026 • Increased open-pit volumes and ore grade by ramping up Swiftsure and Invincible Footwall South Looking forward Strong exploration momentum and targeted drilling of down-dip and down-plunge extensions continue to unlock the site’s significant growth potential. Looking ahead we will focus on: • Maintaining an average of 3.5Moz Mineral Reserves to sustain production into 2040 • Leveraging Santa Ana’s latent mill capacity to increase production capacity • Supplementing Invincible ore feed through Santa Ana and smaller regional pits. Santa Ana mining commencing early 2026 • Unlocking exploration opportunities across highly prospective tenement package through US$90m over the next three years • Reducing reliance on fossil fuels through renewable energy project, improving long-term operational margins Agnew Agnew is a 100% Gold Fields-owned underground operation in the northern Goldfields region in Western Australia, featuring a 1.35Mtpa processing capacity. Upside is driven by a highly prospective land package and the ongoing expansion of the Waroonga deposit. Production 2025 2026 guidance 245.3koz 230koz – 240koz AIC 2025 2026 guidance A$2,609/oz (US$1,682/oz) A$3,050/oz – A$3,250/oz (US$2,135/oz – US$2,275/oz) AISC 2025 2026 guidance A$2,225/oz (US$1,434/oz) A$2,800/oz – A$3,000/oz (US$1,960/oz – US$2,100/oz) Medium-term performance goals • Maintain production of more than 225koz annually • Deliver cost optimisations to remove structural cost and accelerate higher margin ounces • Replace the Mineral Reserve base to support the production profile Performance enablers • Enable immediate LOM extension through Waroonga, Redeemer and New Holland deposits • Redeemer and New Holland ore sources offer potential to expand portfolio from near-mine operations • Unlock conceptual exploration opportunities in northern and southern tenements outside of the known resources • Increase exploration with US$80m drilling investment over the next three years • Optimise mining costs through exploration and cost efficiency programme Key developments in 2025 • Improved grades mined and processed from available stockpiled material • Progressed exploration with a balanced pipeline of conceptual and advanced-stage targets • Incurred higher costs due to ongoing development of the Redeemer underground mine • Production was successfully started at the Barren Lands Redeemer underground mine • Redeemer decline access advanced as planned • Exploration at New Holland identified new ore bodies below existing mining horizons Looking forward The mine has a proven history of replacing Mineral Reserves through consistent exploration success. Looking ahead we will focus on: • Ongoing exploration of pipeline targets • Increasing regional tenement exploration to continue building the project pipeline • Driving AIC margin expansion through operational scale and Mineral Reserve integrity 76 GOLD FIELDS Integrated Annual Report 2025 For more details on our assets, read our Mineral Resources and Mineral Reserves Supplement. Who we are Governance and leadership How we create value The value we created Financial performance Capital allocation and debt management Operational performance Mineral Resources and Mineral Reserves summary Headline Mineral Resources and Mineral Reserves estimates Our Remuneration Report Appendices

Operational performance continued South Deep South Deep, Gold Fields’ only South African operation, is a bulk-mechanised underground mine situated in the Witwatersrand Basin. It holds one of the world’s largest gold ore bodies and is managed as a high-potential, long-life asset. Gold Fields maintains a 93.1% interest alongside its B-BBEE partners. Production 2025 2026 guidance 9,605kg (308.8koz) 9,300kg – 9,900kg (300koz – 320koz) AIC 2025 2026 guidance R1,058,238/kg (US$1,841/oz) R1,200,000/kg – R1,300,000/kg (US$2,350/oz – US$2,500/oz) AISC 2025 2026 guidance R1,058,238/kg (US$1,841/oz) R1,100,000/kg – R1,200,000/kg (US$2,150/oz – US$2,350/oz) Medium-term performance goals • Achieve sustainable production growth with disciplined cost management • Reduce AISC to US$1,500/oz by 2030 • Develop South of Wrench to unlock 23Moz Mineral Reserves Performance enablers • Optimise the stope extraction sequence to improve the extraction rate • South of Wrench development creates mining flexibility and resilience. First production scheduled for 2031 • Increase in renewable energy through expanding the Khanyisa solar plant to secure sustainable, low-cost power supply • Leverage potential latent mill capacity through the high- grade Ventersdorp Contact Reef Key developments in 2025 • Improved stope turnaround and backfill process efficiencies • Conducted extensive testing and piloting of new collision avoidance system and missing-person locator systems • Rolled out advanced digital monitoring and analytics platform to enable insights into performance • Expanded the use of automation and tele-remote technology in selected mining sections to boost productivity, improve cycle efficiency and lower human exposure to high-risk areas • The South of Wrench fault project was a central focus: – Techno-economic study completed to align and optimise mining. Feasibility study underway and expected to be completed towards the end of 2026 – Surface drilling commenced to enhance orebody knowledge – Early access development started to provide additional technical information Looking forward The mine will focus on continued productivity and profitability: • Delivering 325koz annually through improved operational efficiencies • Decreasing AIC by 5% by adhering to capital spend compliance, strategic infrastructure and reserve expansion • Finalising South of Wrench feasibility study • Optimising North of Wrench stope extraction sequence to address geotechnical constraints and lay the foundation for sustainable growth Damang Following the expiry of the original 30-year lease agreement in April 2025, Gold Fields reached an agreement with the Government of Ghana for a 12-month transition lease for the Damang mine. The lease expires in April 2026, at which point Gold Fields will transition the mine to the Government of Ghana. Production 2025 2026 guidance 97.5koz 20koz – 25koz AIC 2025 2026 guidance US$2,461/oz US$4,000/oz – US$4,200/oz AISC 2025 2026 guidance US$2,461/oz US$4,000/oz – US$4,200/oz Key developments in 2025 • Gold production achieved in line with expectations • Gold Fields successfully executed the mine’s business plan • Mine transition plan on schedule • Processed stockpiles and mining satellite pits Looking forward • Working closely with the Government of Ghana to ensure a smooth transition of the mine in April 2026 77 GOLD FIELDS Integrated Annual Report 2025 For more details on our assets, read our Mineral Resources and Mineral Reserves Supplement. Who we are Governance and leadership How we create value The value we created Financial performance Capital allocation and debt management Operational performance Mineral Resources and Mineral Reserves summary Headline Mineral Resources and Mineral Reserves estimates Our Remuneration Report Appendices

Operational performance continued Tarkwa Located in Ghana’s Tarkwa Basin, this open-pit mine is 90% owned by Gold Fields and 10% by the government. With five leases expiring in April 2027, Gold Fields submitted its renewal application in November 2025, and has commenced talks with the Government of Ghana. Aligning with Gold Fields’ goal of creating lasting value, a new mine plan proposes extending LOM from eight to 23 years, underpinned by a 17-year reserve life and conversion of inclusive resources. Production 2025 2026 guidance 474.5koz 470koz – 490koz AIC 2025 2026 guidance US$2,049/oz US$2,200/oz – US$2,400/oz AISC 2025 2026 guidance US$2,049/oz US$2,000/oz – US$2,200/oz Medium-term performance goals • Maintain production of more than 500koz annually for the next two decades • Secure the renewal of the mining leases to deliver long- term value to all stakeholders • Reduce AISC to less than US$1,500/oz by 2030 Performance enablers • Expand the mining fleet for pre-stripping to align with material movement requirements and target a US$100/oz AISC reduction • Optimise the haulage distances to mitigate the impact of an increasing strip ratio • Refine the overall pit slope angles to reduce the strip ratio and lower total mining costs • Implement systemic processing plant enhancements to drive increased throughput Key developments in 2025 • Mineral Reserves increased by over 70% in 2025, providing the foundation for a multi-decade operation (subject to approval of mining leases) • Accelerated stripping during H1 2025 to advance waste removal and access future ore bodies • Supplemented ore feed using low-grade stockpiles to maintain plant throughput and operational consistency Looking forward Tarkwa is a long-life asset supported by uplift in reported reserves. Looking ahead we will focus on: • Advancing the renewal of the mining leases with the Government of Ghana • Optimising operating costs to enhance margins, cash generation and further increase mineable inventory • Prioritising exploration between 2026 and 2028 to identify further potential for pit cutbacks • Progressing the underground study to evaluate high- grade ore as a potential supplementary feed • Identify upside opportunities to enhance the existing mine plan through targeted geological assessment Salares Norte Located in the Atacama region of northern Chile, the 100% Gold Fields- owned Salares Norte is a world-class gold and silver mine situated at altitudes of up to 4,700m. This high-sulphidation epithermal system features high-grade oxide mineralisation and is set to transform the Group’s profile by accelerating production and lowering AIC. In 2025, the mine made significant progress in its operational ramp-up and achieved commercial levels of production. Production 2025 2026 guidance 396.5koz-eq 525koz-eq – 550koz-eq AIC 2025 2026 guidance US$1,244/oz US$550/oz – US$700/oz AISC 2025 2026 guidance US$933/oz US$450/oz – US$600/oz Medium-term performance goals • Deliver annual production exceeding 500koz through to 2028, with a further ramp-up scheduled after 2031 once Agua Amarga is commissioned • Sustain a low AISC position over the short term to maximise operational margins • Pursue meaningful LOM extensions through ongoing exploration and strategic evaluation Performance enablers • Increase LOM through targeted brownfields exploration activities • Leverage technology to drive operational efficiencies and optimise performance • Bridge the production gap forecast for 2029/2030 by accelerating the development of Agua Amarga • Maintain district-scale exploration to unlock further regional potential Key developments in 2025 • Achieved commercial production on 31 August 2025 and reached steady-state operations in Q4 2025 • Maintained uninterrupted operations despite inclement weather conditions • Increased sustaining capital expenditure due to winterisation activities • Won the Chile PotencIA Award for our Chinchilla Conservation System • Captured and relocated two chinchillas in 2025. We released five, as the female was pregnant and had three kits. In early 2026, two more were captured and released • Completed early exploration activities for the Villa Tati Project • Commenced drilling of various targets for the Azufreras Project and brownfields exploration • Obtained positive results in the joint venture with Torq Resources Looking forward Looking ahead we will focus on continuing to improve the quality of our pipeline: • Execute an 8km drilling programme to test potential depth extensions beneath the existing pit • Continue our chinchilla capture and relocation programme in 2026 • Utilise large-scale 3D geophysics to refine drill targeting and identify new discovery corridors • Consolidate strategic land holdings within a 20km radius to secure future regional potential • Conclude the winterisation process • Maximising cash-flow through production ramp-up and capital discipline 78 GOLD FIELDS Integrated Annual Report 2025 For more details on our assets, read our Mineral Resources and Mineral Reserves Supplement. Who we are Governance and leadership How we create value The value we created Financial performance Capital allocation and debt management Operational performance Mineral Resources and Mineral Reserves summary Headline Mineral Resources and Mineral Reserves estimates Our Remuneration Report Appendices

Operational performance continued Cerro Corona Located in Peru’s Cajamarca region, the 99.53% Gold Fields-owned Cerro Corona mine produces gold and copper concentrates. As active mining concluded in 2025, the operation will transition to progressing stockpiles for the remainder of life of mine. This LOM strategy involves repurposing the open pit for tailings storage, resulting in gold-equivalent production as the site approaches closure. Production 2025 2026 guidance 167.6eq-koz 100eq-koz – 110eq-koz AIC 2025 2026 guidance US$860/oz US$2,600/oz – US$2,700/oz AISC 2025 2026 guidance US$436/oz US$2,400/oz – US$2,500/oz Medium-term performance goals • Maintain production of 100eq-koz – 110eq-koz until mine closure • Improve and maintain production efficiencies Performance enablers • Extend LOM by expanding TSF capacity to support long-term operations • Ongoing brownfields and greenfields exploration and drilling Key developments in 2025 • Weather-related disruptions impacted production during H1 2025 • Completed active open-pit mining in line with mine closure plan • Increased mining and processing volumes, alongside improved ore grades and enhanced operational performance • Reduced unit costs, driven by higher gold sales volumes and significant by-product credits • Identified five brownfields exploration targets • Identified two new projects, Callatia and Keyla, and initiated a social management strategy for community engagement • Advanced surface studies for the Nueva Esperanza, Wayra, Baulani, and Cerro Amarillo projects • Secured permits and authorisations to commence exploratory drilling across these sites • Implemented high-impact projects, including pre- crushing, gravimetrics and AI, to improve production efficiencies and sustainability of the mine Looking forward Looking ahead, we will focus on: • Optimising the high-impact projects to improve operational efficiencies • Processing stockpiles and assessing pathways to realise the asset’s full value – including potential life- extension opportunities • Implementing the in-pit tailings storage plan • Mitigating operational, political and social challenges associated with the mine’s path towards closure Windfall project Situated in the premier mining jurisdiction of Qu&eacute;bec, Canada, Windfall is a high- grade underground gold project with the potential to be a future cornerstone of Gold Fields’ portfolio. Following the 100% acquisition of Osisko Mining in October 2024, the project is in advanced pre- development. First gold is conservatively forecast for 2029, with potential upside in 2028 depending on the progress of ongoing regulatory and permitting processes. Medium-term performance goals • Finalise the IBA and secure the necessary environmental approvals to support the development of the project • Ensure long-term community alignment • Accelerate the technical study and detailed engineering to refine the project design and execution Performance enablers • Leverage a robust pipeline of high-potential targets • Maximise the value of an underexplored land package • Rapidly execute programmes with a license to operate, secured budget, dedicated specialist team with a proven track record of success • Deliver consistent high-volume output with annual production targets exceeding 300koz • Utilise sustainable infrastructure powered by hydroelectric energy, supported by strategic investment to facilitate future scaling • Capitalise on significant exploration upside across highly prospective land holdings that extend beyond the current reserve Key developments in 2025 • Developed a high-quality, long-life asset in a tier-1 jurisdiction • Built a foundation for sustainable production and operational excellence • Completed initial drilling programme • Managed cost escalation driven by inflation, schedule refinements and scope enhancements to establish a long-life mining hub • Capitalised on advanced underground development • Unlocked regional growth potential Looking forward Looking ahead, we will focus on advancing project execution towards construction and operational readiness: • Enhancing workforce development • Optimising design for safety and efficiency • Advancing infrastructure milestones to ensure a sustainable start to operations • Starting targeted drilling in 2026 to unlock potential • Commencing regulatory processing of secondary approvals and permits during H1 2026 79 GOLD FIELDS Integrated Annual Report 2025 Who we are Governance and leadership How we create value The value we created Financial performance Capital allocation and debt management Operational performance Mineral Resources and Mineral Reserves summary Headline Mineral Resources and Mineral Reserves estimates Our Remuneration Report Appendices

Mineral Resources and Mineral Reserves summary Introduction Managing our Mineral Resources and Mineral Reserves is central to achieving our strategic goals. In 2025, Gold Fields continued to focus on near-mine exploration to extend mine life, and managed to reverse the trend of declining reserves of the past five years. This was achieved through the following: • The Australian assets replaced depletion through exploration and by increasing its ownership in Gruyere through the acquisition of Gold Road Resources’ share of the operation • Tarkwa increased its attributable Mineral Reserves, driven by a higher reserve gold price of known Mineral Resources, together with the removal of key operational constraints Replacement of Mineral Reserves through extensional drilling and exploration is a multi-year endeavour, and replacement rates will naturally fluctuate. Gold Fields remains committed to a structured Mineral Reserves replacement strategy. In 2025, we invested US$115m in brownfields exploration, including US$15m at Windfall. In total, Gold Fields drilled 433,234m across the portfolio, with the majority of the spend occurring in Australia (70%), followed by Canada (13%) and Chile (11%). The price increase was able to offset the impact from cost pressures, as well as mining depletion contributed to some operations’ net decline in Mineral Resources and Mineral Reserves. The 2026 brownfields exploration and resource development programmes continue to support the Group’s organic growth strategy with an approved budget, including Windfall, of US$170m (2025: US$101m). Programmes will focus on replacing production depletion, advancing near-term opportunities and progressing priority target areas identified through multi-year datasets and interpretation. In 2025, we applied gold price assumptions of US$2,300/oz for Mineral Resources and US$2,000/oz for Mineral Reserves, alongside updated exchange rates for the Australian Dollar and South African Rand. These changes influenced local currency gold prices. Across our operations, we continue to prioritise Mineral Resources-to- Mineral Reserves conversion, sustainable Mineral Reserves growth and operational efficiency. These efforts aim to offset annual depletion, improve cash-flow and cost per ounce, and unlock strategic opportunities to extend mine life. Improving the quality of our portfolio The LOM Mineral Reserves encompass the first two years of the operational plan schedule. As at end-2025, the Group’s attributable Proved and Probable Mineral Reserves are estimated at 48.3Moz gold (2024: 44.3Moz), 193Mlbs copper (2024: 271Mlbs) and 43.2Moz silver (2024: 46.0Moz). Gold Mineral Reserves increased by 4.0Moz, net of annual depletion of approximately 2.5Moz. Copper Mineral Reserves at Cerro Corona decreased by 78Mlbs, primarily due to a net depletion of 58Mlbs. Similarly, silver Mineral Reserves at Salares Norte decreased by 2.9Moz. Attributable Mineral Reserves saw notable increases, particularly at Tarkwa, where the reserve gold price increase added +2.9Moz (75%) and decreasing stand-off from mine infrastructure added an additional +0.7Moz (18%). Gruyere Mineral Reserves increased by +1.6Moz (94%) with the purchase of Gold Road Resources’ 50% share while St Ives and Granny Smith added +0.5Moz (16%) and +0.3Moz (13%), respectively, through exploration. Gold Mineral Reserves decreases were recorded at Salares Norte (-0.3Moz, -8%) and Cerro Corona (-0.2Moz, -31%), all due to annual depletion. South Deep and Agnew showed no material change, (-0.4Moz, -2%) and (-0.04Moz, -4%) respectively. While Gold Fields discloses Damang Mineral Resources as at 31 December 2025, following the transition of the mine to the Government of Ghana after 18 April 2026, the Mineral Resources will become 0% attributable to Gold Fields. Group attributable Measured and Indicated Mineral Resources exclusive of Mineral Reserves amounted to 34.2Moz gold (2024: 30.4Moz) and 4.6Moz silver (2024: 2.8Moz). Inferred Mineral Resources EMR were 12.8Moz gold (2024: 11.6Moz) and 0.04Moz silver (2024: 0.1Moz). Gold Measured and Indicated Mineral Resources increased across several operations, including Granny Smith (+0.4Moz, +16%), Gruyere (+1.4Moz, +196%), St Ives (+0.4Moz, +42%), Agnew (+0.1Moz, +6%), South Deep (+2.3Moz, +12%) and Damang (+0.3Moz, +14%), while Tarkwa (-1.2Moz, -34%) showed a reduction. Silver Measured and Indicated Mineral Resources at Salares Norte grew by 1.7Moz (+61%). Growth in Inferred Mineral Resources was also recorded, with Gruyere (+0.8Moz, +76%), Granny Smith (+0.3Moz, +22%), St Ives (+0.2Moz, +11%), Agnew (+0.1Moz, +14%) and Tarkwa (+0.5Moz, +293%) contributing to the 1.2Moz overall increase in Gold Inferred Resources. Gold Inferred Mineral Resources reduced at South Deep (-0.7Moz, -12%) and Damang (-0.1Moz, -14%) while Silver Inferred Resources at Salares Norte decreased by -0.01Moz (-24%). In 2023, Gold Fields announced that it had entered into a 50/50 joint venture with Osisko for the joint ownership and development of the Windfall project. On 25 October 2024, Gold Fields completed its acquisition of Osisko, and consolidated 100% ownership of the Windfall project. Windfall is a development stage property with existing underground infrastructure based on current exploration activities and with further development planned and budgeted into 2026 and 2027. However, a decision to proceed with construction has not been made and is subject to the approval of an EIA by the Qu&eacute;bec Provence in Canada regulators, as well as mining licence and FID by Gold Fields. Gold Fields did not disclose Mineral Reserves and Mineral Resources for Windfall as at 31 December 2025, as the property is not considered material to its business and financial condition. Project information for Windfall is included for completeness; however, Mineral Resources and Mineral Reserves are not disclosed while key permitting and project approval decisions are pending. Governance This consolidated summary of Gold Fields’ Mineral Resources and Mineral Reserves should be read alongside the Mineral Resources and Mineral Reserves Supplement and Form 20-F, both available on our website. The Mineral Resources and Mineral Reserves Supplement provides detailed technical information on our year-end Mineral Resources and Mineral Reserves. It is prepared in accordance with the South African Code for the Reporting of Exploration Results, Mineral Resources, and Mineral Reserves, 2016 edition, as well as other leading global standards, including the US SEC’s SK-1300. Additional technical details can be found in the Technical Report Summaries, which are filed as exhibits to our Form 20-F. While differences in formatting exist due to varying regulatory requirements, the core information remains consistent across these documents. The Mineral Resources and Mineral Reserves statements were prepared under supervision of Group Competent Persons Alex Trueman and Rachel Proud, both members of Gold Fields’ Corporate Technical Services team. They consent to the disclosure of these statements in the form they are presented. Further details on their qualifications and affiliations are provided in the Mineral Resources and Mineral Reserves Supplement. 80 GOLD FIELDS Integrated Annual Report 2025 Who we are Governance and leadership How we create value The value we created Financial performance Capital allocation and debt management Operational performance Mineral Resources and Mineral Reserves summary Headline Mineral Resources and Mineral Reserves estimates Our Remuneration Report Appendices

Headline Mineral Resources and Mineral Reserves estimates as at 31 December 2025 Gold Fields’ Mineral Reserves December 2025 December 2024 Category Tonnes (Mt) Grade (g/t) Gold (Moz) Tonnes (Mt) Grade (g/t) Gold (Moz) Gold Proved and Probable 578.3 2.60 48.3 458.2 3.01 44.3 Category Tonnes (Mt) Grade (%) Copper (MIb) Tonnes (Mt) Grade (%) Copper (MIb) Copper Proved and Probable 29.8 0.29 193.0 38.5 0.32 271.0 Category Tonnes (Mt) Grade (g/t) Silver (Moz) Tonnes (Mt) Grade (g/t) Silver (Moz) Silver Proved and Probable 20.0 67.1 43.2 19.8 72.2 46.0 Year-on-year Mineral Reserve change per country: Proved and Probable Gold (Moz) 8.4 28.0 3.8 4.0 10.6 27.6 6.6 3.5 Australia South Africa Ghana Chile and Peru n December 2024 n December 2025 Gold Fields’ Mineral Resources (EMR)3,4 Accumulated summary December 2025 December 2024 Category Tonnes (Mt) Grade (g/t) Metal (Moz) Tonnes (Mt) Grade (g/t) Metal (Moz) Gold Measured and Indicated 366.3 2.90 34.2 308.6 3.06 30.4 Inferred 113.8 3.49 12.8 80.3 4.51 11.6 Category Tonnes (Mt) Grade (g/t) Metal (Moz) Tonnes (Mt) Grade (g/t) Metal (Moz) Silver Measured and Indicated 3.3 42.7 4.6 2.9 30.5 2.8 Inferred 0.2 6.1 0.04 0.2 8.3 0.1 3 Minor variances in the numbers are due to rounding effects and changes in the application of YOY attributable percentages 4 Includes Damang Exclusive Mineral Resources Year-on-year Mineral Resource change per country: Measured and Indicated Gold (Moz) 5.2 19.0 5.9 0.2 7.5 21.4 5.0 0.2 Australia South Africa Ghana Chile and Peru n December 2024 n December 2025 81 GOLD FIELDS Integrated Annual Report 2025 For more details on our assets, read our Mineral Resources and Mineral Reserves Supplement. Who we are Governance and leadership How we create value The value we created Financial performance Capital allocation and debt management Operational performance Mineral Resources and Mineral Reserves summary Headline Mineral Resources and Mineral Reserves estimates Our Remuneration Report Appendices

Our Remuneration Report On the pages that follow, we outline how the Group's Remuneration Committee governed remuneration practices during 2025, ensuring that Gold Fields' Remuneration Policy continues to reflect the highest standards of remuneration governance and practice and how it is implemented in a way that is fair, responsible and transparent. In this chapter Message from our Remuneration Committee Chairperson 83 Remuneration Policy 86 Implementation Report 99 82 GOLD FIELDS Integrated Annual Report 2025 Seabane Lekarapa, control room Superintendent at South Deep Who we are Governance and leadership How we create value The value we created Our Remuneration Report Message from our Remuneration Committee Chairperson Remuneration Policy Implementation Report Appendices

Section 1: Background statement Dear Gold Fields stakeholders, On behalf of the Remuneration Committee, I am pleased to present our report for 2025 and provide insight into the considerations that informed the Committee’s remuneration decisions during the year. Gold Fields delivered strong operational and financial performance in 2025, supported by an 18% increase in production, at the upper end of guidance, continued cost discipline and strong cash generation that enabled enhanced shareholder returns, including a 164% year-on-year increase in our final dividend, as well as a further US$353m in additional returns to our shareholders via a special dividend and share buybacks. Notably, the Group recorded zero fatalities during the year, a milestone that reflects sustained focus on safety, organisational culture and operational leadership. This outcome continues to anchor our remuneration philosophy and reinforces the principle that performance must never come at the expense of safety. The year was also characterised by a markedly supportive gold price environment. While this contributed positively to financial outcomes, the Committee remained mindful of the importance of ensuring that remuneration outcomes appropriately reflected underlying performance and factors within management’s influence, rather than commodity price movements alone. Where judgement was required, it was applied carefully to maintain alignment between executive reward and shareholder experience. Against this backdrop, the Committee continued to exercise disciplined oversight of the Remuneration Framework to ensure it remains fair, responsible and aligned with the creation of sustainable long-term shareholder value. As disclosed in last year’s report, we introduced several structural changes to our Remuneration Framework for senior executives during the year to simplify our pay model, strengthen pay-for-performance alignment and reinforce executive ownership. A contemporary, market-aligned evolution of the Short-Term Incentive (STI) plan further strengthened performance linkage and accountability through enhanced performance assessment mechanisms and deferral features, reflecting market feedback and supporting a balanced approach to annual reward. The Long-Term Incentive (LTI) framework was similarly strengthened through updated performance measures and the adoption of the 2025 Share Equity plan, which utilises on-market share purchases to remove dilution and support shareholder alignment. In response to shareholder and broader market feedback, matching shares were also removed during the year, further simplifying the plan design and reinforcing the direct link between sustained performance and reward outcomes. Having strengthened the structure of the Remuneration Framework, the Committee then reviewed the level of remuneration opportunities available to senior executives to ensure it remains appropriate for a globally significant organisation competing for talent across multiple markets. Details of the review process, key findings and the resulting changes to executive remuneration opportunity for 2026 are outlined on p94 – 95. The Committee also oversaw several executive appointments during the year, ensuring remuneration arrangements were appropriately benchmarked, internally equitable and aligned with our remuneration philosophy. Targeted retention measures were used selectively to safeguard critical capabilities during a period of strategic delivery. Strong governance underpinned all remuneration decisions. The Committee operated within a disciplined Governance Framework, supported by independent advice and informed by ongoing engagement with shareholders. Feedback received was constructive and contributed to the continued evolution of our remuneration practices. The sections that follow provide additional context on the Group’s performance, shareholder engagement, governance practices and the Committee’s forward priorities. Together, these disclosures are intended to offer transparent insight into how remuneration decisions are made and how the framework supports the long-term interests of our shareholders. Looking ahead, the Committee remains focused on maintaining a Remuneration Framework that supports disciplined execution, responsible reward and sustained alignment with shareholder value. As part of our ongoing governance cycle, we will continue reviewing key elements of the framework to ensure they remain relevant and aligned with evolving business priorities. The Committee is satisfied that remuneration outcomes for the year appropriately reflect Company performance and reinforce our commitment to fair, transparent and responsible pay practices. 83 GOLD FIELDS Integrated Annual Report 2025 “Strong performance, including US$353M returned to shareholders and a 164% dividend increase, was delivered alongside zero fatalities and solid ESG progress. The Committee is satisfied that 2025 executive rewards are clearly aligned to shareholder outcomes and broader positive social impact.” Jacqueline McGill Who we are Governance and leadership How we create value The value we created Our Remuneration Report Message from our Remuneration Committee Chairperson Remuneration Policy Implementation Report Appendices

Section 1: Background statement continued Company performance at a glance The Remuneration Committee considered overall Company performance in determining remuneration outcomes for 2025. The table below presents a summary of selected key financial and operational performance metrics, which form part of the Company’s overall scorecard and provide context for the performance assessment. While not all measures form part of the formal incentive framework, they informed the Committee’s judgement on the alignment between Company performance and remuneration outcomes. Detailed performance measures and weightings for the STI and LTI plans are set out later in this report. Metric 2025 outcomes Committee assessment Fatalities 01 (2024: 2) Safety remains the Company’s foremost priority and is foundational to the Committee’s assessment of leadership performance. Serious injuries 61 (2024: 5) Provided insight into operational leadership, risk management and the effectiveness of safety practices. Attributable gold production 2.4Moz (2024: 2.1Moz) Reflected the consistency and reliability of operational execution during the year. All-in sustaining cost (AISC) US$1,645/oz (2024: US$1,629/oz) Demonstrated cost discipline and supported the quality and sustainability of earnings. Headline earnings US$2,576m (2024: US$1,188m) Provided a clear view of the Group’s underlying financial performance. Net debt US$1,442m (2024: US$2,086m) Reflected disciplined capital management and balance sheet resilience. Dividends (R and per share) R25.50 (2024: R10.00) Demonstrated the translation of performance into tangible shareholder returns. Overall, the Committee was satisfied that the Group’s performance during the year supported remuneration outcomes while reflecting disciplined execution of Gold Fields’ strategy and a continued focus on creating sustainable shareholder value. Shareholder engagement Engagement with shareholders remains an important component of the Committee’s governance approach. The Committee values open and constructive dialogue and considers shareholder perspectives in the ongoing evolution of the Company’s Remuneration Framework. Ahead of the 2025 Annual General Meeting (AGM), the Remuneration Committee Chairperson met with several of the Group’s largest institutional shareholders, representing approximately 30% of issued share capital. Discussions covered a range of governance, strategic and remuneration-related matters and provided valuable insight into investor priorities. Shareholders expressed support for several enhancements to the Remuneration Framework, including the strengthening of LTIs, the introduction of share-based deferral and the removal of matching share awards. Investors also welcomed continued progress in disclosure. Discussions addressed areas of investor focus, including capital allocation discipline, cost management in a strong gold price environment, the transparency of performance measures within incentive structures and the integration of environmental, social and governance considerations into remuneration. Further engagement will be undertaken ahead of the 2026 AGM to discuss proposed changes to remuneration opportunity for 2026 (details on p94 – 95). The Committee carefully considered the perspectives shared during these engagements and will continue to engage proactively with shareholders to support informed voting outcomes and reinforce confidence in the Company’s remuneration practices. The outcomes of the advisory votes on the remuneration policy and the implementation report at the two most recent AGM’s are summarised below. AGM year Remuneration policy support Implementation report  support 2025 93.28% 96.84% 2024 89.99% 93.94% 84 GOLD FIELDS Integrated Annual Report 2025 1 While Windfall is not yet a producing asset, its key safety data and performance indicators are included in our internal management target, reporting and decision-making practices, including performance and reward. We recorded one serious injury (seven injuries in total for the Group) and no fatalities at Windfall during 2026 Who we are Governance and leadership How we create value The value we created Our Remuneration Report Message from our Remuneration Committee Chairperson Remuneration Policy Implementation Report Appendices

Section 1: Background statement continued Governance and advisers The Remuneration Committee operates within a well-defined governance framework and is committed to maintaining high standards of independence and objectivity in its decision-making. To support robust deliberation, the Committee holds closed sessions without management present, enabling non-executive directors (NEDs) to consider sensitive matters independently and exercise objective judgement. The Chief Executive Officer (CEO), Chief Financial Officer (CFO), Executive Vice President (EVP) People and Sustainability, and the Vice President Group Reward, Benefits and Global Mobility attended Committee meetings by invitation to provide management insight and support discussions on remuneration matters. Management does not participate in decisions relating to their own remuneration. During the year, the Committee fulfilled its responsibilities in accordance with its mandate and continued to enhance the Group’s remuneration practices in response to organisational developments, evolving market practice and regulatory expectations. The Committee is supported by independent external advisers who provide specialist remuneration, legal and governance advice. Khokhela served as the Committee’s independent remuneration adviser during the year. Following a period of valued service, Khokhela stepped down as adviser to the Committee, and Deloitte LLP (UK) was subsequently appointed after a formal selection process to provide independent remuneration advisory services going forward. Bowmans provided legal and governance support in relation to remuneration matters, while Loftswood assisted management with the review of the Group’s global variable and executive Remuneration Framework. The Committee is satisfied that the advice received during the year was objective and independent, and that no conflicts of interest were identified. The Committee will continue to review the independence of its external advisers on an ongoing basis. Remuneration Committee succession The Board maintains a structured and forward-looking succession framework to ensure the continued effectiveness, independence and renewal of the Remuneration Committee. Directors approaching established tenure and independence thresholds are subject to annual review, with transition planning undertaken well in advance to support continuity while maintaining an appropriate balance of skills, experience and fresh perspective. Through disciplined and ongoing Board refreshment, the Committee will continue to retain the capabilities and independence required to oversee a Remuneration Framework that remains aligned to the Company’s strategy, shareholder expectations and evolving governance standards. During 2025, the following changes affected the composition and leadership of the Remuneration Committee: Leadership transition (effective 29 May 2025) • Steven Reid retired as director, Lead Independent Director (LID) of the Board and Chairperson of the Remuneration Committee at the conclusion of the AGM on 29 May 2025 • Jacqueline McGill was elected as LID and appointed Chairperson of the Remuneration Committee with effect from 29 May 2025. In line with Board policy, the LID receives an all-inclusive annual fee for Board and Committee responsibilities This transition formed part of the Board’s planned succession process and was implemented in an orderly manner to ensure continuity of oversight. Committee membership changes • Michael Rawlinson was appointed as an NED effective 1 August 2025 and was subsequently appointed as a member of the Remuneration Committee with effect from 1 December 2025 No other changes during the year had a direct impact on the composition, leadership or fee structure of the Remuneration Committee. The Board is satisfied that the Committee continues to comprise independent Non-Executive Directors with the appropriate skills, experience and governance expertise to discharge its mandate effectively. Committee priorities for the coming year In addition to its standing responsibilities, the Remuneration Committee will focus on several priority areas during 2026 to ensure the continued effectiveness and relevance of the Company’s Remuneration Framework. These include reviewing Long-Term Incentive performance measures to ensure they remain robust and aligned with Company strategy, evolving business priorities and the creation of sustainable stakeholder value. The Committee will also assess the composition of the relative Total Shareholder Return peer group to confirm it remains an appropriate and market-relevant external comparator. In addition, the Committee will confirm readiness for the implementation of the Companies Act Amendment disclosure obligations. These reviews form part of the Committee’s normal governance cycle and reflect its commitment to maintaining a Remuneration Framework that is responsible, market-aware and aligned with shareholder interests. Conclusion The Committee is satisfied that the Company’s remuneration policies and practices operated as intended during the reporting period and did not encourage excessive risk-taking. The structural enhancements introduced during the year strengthened alignment between pay, performance and long-term shareholder value. The remuneration opportunity changes to be implemented in 2026 will position executive pay at the market midpoint, supporting the retention of proven leaders and the attraction of global talent critical to delivering the Company’s future strategic priorities. The Committee will continue to monitor emerging trends, regulatory developments and investor expectations to ensure that the Remuneration Framework supports fair, equitable and responsible reward while enabling the successful delivery of the Company’s strategy. We thank our shareholders for their continued engagement and support. Yours sincerely Jacqueline McGill Remuneration Committee Chairperson 85 GOLD FIELDS Integrated Annual Report 2025 Who we are Governance and leadership How we create value The value we created Our Remuneration Report Message from our Remuneration Committee Chairperson Remuneration Policy Implementation Report Appendices

Section 2: Remuneration Policy Remuneration Policy This Remuneration Policy sets out the principles and framework that guide how Gold Fields rewards its people. It is designed to support the delivery of the Company’s strategy, promote sustainable long-term performance and reinforce alignment between executives and shareholders. This remuneration policy has been prepared in accordance with the principles of King IV, the Companies Act, the Johannesburg Stock Exchange (JSE) Listings Requirements and other applicable regulatory requirements relating to executive remuneration. The policy reflects a balanced approach to remuneration, combining fixed and performance-based elements within an effectively managed governance structure. In developing the policy, the Remuneration Committee has considered applicable regulatory requirements, evolving market practices and the expectations of our shareholders and other stakeholders. Together, these elements support remuneration outcomes that are responsible, transparent and aligned with the creation of enduring shareholder value. Remuneration governance Gold Fields maintains a robust remuneration governance framework that promotes independent oversight, disciplined decision-making and alignment with shareholder interests. The Remuneration Committee operates independently of management, ensuring objective and balanced outcomes. Executives are not present during discussions or decisions regarding their own remuneration. The Committee is also responsible for overseeing consistent application of the Remuneration Policy across the Group, including monitoring pay equity and wage gaps. Shareholders reinforce this governance through advisory votes on the Remuneration Policy and the Remuneration Implementation Report, and binding approval of NED fees. In the event where 25% or more of votes are cast against either report, the Committee Chairperson would engage directly with shareholders to understand their concerns and reports transparently on the actions taken thereafter. Why this matters At Gold Fields, remuneration is deliberately positioned as a driver of long-term value – aligned with safe and reliable production, disciplined financial performance, responsible environmental and social practices, and sustainable shareholder returns. Our governance approach ensures remuneration decisions are rigorous, transparent and closely linked to performance. Remuneration is governed with discipline and directly linked to performance, intended to strengthen accountability, support strategic delivery and advance the long-term interests of our shareholders, employees and host communities. The detailed Remuneration Policy that follows builds on this foundation, setting out how fixed and variable pay structures reward performance and align leadership with shareholder outcomes over the short, medium and long term. Remuneration governance at a glance Role and key responsibilities Shareholders – provide oversight and approval • Exercise oversight through advisory votes on the Remuneration Policy, Implementation Report and binding approval of NED fees • Trigger direct shareholder engagement led by the Committee Chairperson if a vote of 25% or more is cast against either resolution • Received strong shareholder support in 2025 for both resolutions (Remuneration Policy: 93%; Implementation Report: 97%) The Board – ultimately accountable • Retains ultimate accountability for ensuring remuneration outcomes are fair, responsible and transparent • Approves executive remuneration arrangements and recommends NED fees for shareholder approval • Receives formal quarterly updates on remuneration matters Remuneration Committee – accountable for policy and oversight • Oversees the Remuneration Policy and reviews it annually against King IV and relevant global practices • Ensures remuneration outcomes are fair and responsible across the Group, including oversight of pay equity and wage differentials • Recommends executive remuneration to the Board • Met four times in 2025, with full attendance, and completed its annual effectiveness review Independent advisers – provide independent advice • Provides objective benchmarking, peer analysis and technical guidance to support informed decision- making • All advice is commissioned by, and provided directly to, the Committee and confirmed to be free from conflicts of interest • During 2025, the Committee engaged Khokhela, Loftswood and Deloitte LLP (UK) among other specialists Management – responsible for implementation • Supports the Committee and Board by providing relevant data, analysis and recommendations on remuneration structures and policy application across the workforce • Monitors internal pay equity to promote consistent and fair implementation. Executives are excluded from discussions and decisions relating to their own remuneration 86 GOLD FIELDS Integrated Annual Report 2025 Who we are Governance and leadership How we create value The value we created Our Remuneration Report Message from our Remuneration Committee Chairperson Remuneration Policy Implementation Report Appendices

Section 2: Remuneration Policy continued Our remuneration philosophy At Gold Fields, remuneration is designed to support the long-term success of the Company and the creation of sustainable shareholder value. The framework promotes clear alignment between executive outcomes and shareholder interests, reinforcing accountability for performance and disciplined delivery of strategic priorities. As a globally significant organisation operating across multiple jurisdictions, our remuneration approach is structured to attract, retain and motivate high-calibre leadership capable of delivering performance in a competitive global talent market. Remuneration is closely aligned with the execution of our strategy, linking reward to outcomes that underpin long-term value creation. It forms an integral part of the Company’s governance framework, supporting prudent decision-making, accountability and a sustained focus on operational and financial performance. Collectively, this approach provides a clear, consistent and transparent basis for recognising performance. By maintaining a strong alignment between strategy, performance and remuneration, the Committee seeks to ensure that executive reward outcomes reflect Company performance and support the long-term interests of shareholders. Strategy REWARD GROUNDED IN STRATEGY Remuneration is deliberately aligned with the execution of our strategy and the priorities that underpin long-term performance. Our incentive frameworks are anchored to three strategic pillars: • Operate in a safe, reliable and cost-effective way • Have a positive impact on our communities and the environment • Grow the quality of our portfolio These pillars define how Gold Fields creates value and provide shareholders with clear visibility into what leadership is expected to deliver. By embedding these measures directly into our STIs and LTIs, we maintain a transparent connection between Company performance and remuneration outcomes. Governance BALANCED, COMPETITIVE AND RESPONSIBLY GOVERNED To deliver on our strategic priorities, remuneration is positioned to attract and retain the leadership capability required in a global and competitive industry. Practices are regularly reviewed to ensure they remain appropriate, fair and aligned with market conditions. Remuneration decisions are subject to oversight that supports outcomes that are balanced, defensible and aligned with shareholder expectations as well as South African and global governance standards. Value creation ALIGNMENT TO SUPPORT LONG-TERM SUSTAINABLE VALUE Our remuneration framework promotes sustained performance by balancing short-term delivery with long-term value creation. Long-term incentives, together with executive shareholding requirements, ensure that senior leaders retain a meaningful personal investment in the Company. This strengthens alignment with shareholders and supports decision- making that considers both immediate priorities and future performance. Remuneration outcomes are reviewed to ensure they appropriately reflect performance and support long-term shareholder interests Culture SUPPORTING A CULTURE THAT ENABLES DELIVERY Gold Fields is guided by a culture of care and accountability, underpinned by lived values of collaboration, respect, safety and responsibility. These principles inform how work is carried out across the organisation, to support consistent execution of our strategy and the delivery of safe, reliable cost-effective production outcomes. Our remuneration approach reinforces these expectations by recognising both performance outcomes and the way they are achieved. This supports responsible leadership, encourages disciplined operational practices and aligns behaviours with the standards expected by our stakeholders. 87 GOLD FIELDS Integrated Annual Report 2025 Who we are Governance and leadership How we create value The value we created Our Remuneration Report Message from our Remuneration Committee Chairperson Remuneration Policy Implementation Report Appendices

Section 2: Remuneration Policy continued Reward levers Guided by our remuneration philosophy, Gold Fields applies a total Remuneration Framework designed to attract and retain talent, support disciplined performance, and align leadership with the creation of enduring shareholder value. The framework comprises three elements: fixed pay, short-term incentives (STI) and long-term incentives (LTI), each serving a distinct and complementary role. Collectively, these elements give effect to our remuneration philosophy, creating a balanced remuneration structure. This integrated framework supports consistent decision-making, aligns leadership with shareholder interests and embeds performance accountability across the organisation. Total fixed remuneration (TFR) The foundation of our Remuneration Framework Strategic role It comprises cash salary together with core benefits, including retirement funding, medical cover, life and disability insurance, and other standard employment provisions. Fixed pay provides a competitive and equitable level of guaranteed remuneration. It ensures the Company can attract and retain the capability required to deliver on its strategic priorities. Levels are reviewed annually with reference to a carefully selected peer group that includes leading international mining companies, and relevant global peers in our key talent markets as well as relevant local and regional employers in the jurisdictions where we operate. Internal relativities are considered to promote fairness and consistency, alongside broader economic factors such as inflation and prevailing market conditions. The resulting structure is: • Market-competitive – supporting the attraction and retention of critical skills • Internally equitable – promoting fairness across roles, levels and geographies • Transparent and defensible – capable of clear explanation to shareholders, regulators and employees Maintaining discipline in fixed pay allows variable remuneration to remain strongly performance-oriented and aligned with value creation. • Supports strategic capability • Promotes fairness and consistency • Maintains market relevance • Preserves performance orientation Short-term incentives (STI) Driving annual performance Strategic role The STI is our annual variable remuneration mechanism, designed to reward performance delivered during the financial year while reinforcing accountability. In 2025, we introduced a redesigned STI underpinned by a more integrated performance model that supports a balanced assessment of delivery across safety, operational performance, financial outcomes and strategic priorities. The plan is designed to: • Provide a clear and transparent structure • Strengthen the link between individual contribution and Group performance • Encourage collaboration across the global portfolio • Recognise behaviours that support safe, reliable and consistent operations • Deliver outcomes aligned with Company performance • Alight with long-term performance via deferral of part of any award earned Importantly, the STI supports disciplined execution without encouraging outcomes that could compromise longer-term performance. • Rewards annual execution • Reinforces accountability • Encourages balanced delivery • Supports disciplined performance Long-term incentives (LTI) Aligning with sustained value creation Strategic role For executives and senior leaders, the LTI is the primary vehicle for aligning remuneration with long-term shareholder interests. Awards are delivered in equity and vest over three years. The majority are subject to performance conditions linked to metrics of strategic importance, including Total Shareholder Return (TSR), cost performance, emissions reduction, diversity and other long-term priorities. A retention component supports leadership continuity and organisational stability. Key features include: • Equity-based participation, strengthening alignment with shareholders • Performance measures directly linked to strategic priorities • Role-based award levels that promote consistency and fairness • Robust malus and clawback provisions • A design that remains competitive while supporting responsible pay outcomes • Aligns with shareholder interests • Supports sustained value creation • Reinforces strategic focus • Promotes leadership continuity 88 GOLD FIELDS Integrated Annual Report 2025 Who we are Governance and leadership How we create value The value we created Our Remuneration Report Message from our Remuneration Committee Chairperson Remuneration Policy Implementation Report Appendices

Section 2: Remuneration Policy continued Total fixed remuneration Gold Fields operates across multiple jurisdictions within a competitive international talent market. Delivering on our strategy requires executive leadership with the capability and experience to manage operational complexity, allocate capital responsibly and support sustainable performance. TFR provides the stable foundation of our executive reward framework. It comprises base salary together with the value of applicable benefits and allowances. TFR is positioned to remain competitive while reflecting a disciplined and responsible approach to fixed pay. PEER GROUP SELECTION Benchmarking is an important input in setting executive remuneration. The Remuneration Committee applies a structured approach to identify comparator organisations, drawing on both direct gold mining peers and a broader international market. Primary peer comparators comprise international gold producers of broadly comparable scale (market capitalisation of approximately US$10B – US$100B) and global operational complexity. This represents the Group’s core executive talent market, with Gold Fields positioned among the larger companies within this peer set. Secondary peer groups supplement the gold peer group with companies across the global mining, oil and gas, and broader industrials sector in key jurisdictions including Australia, South Africa, the United Kingdom and North America, many of these companies remain relevant given the global nature of executive recruitment. While the Committee does not seek to directly align remuneration outcomes with North American pay levels, these markets remain important reference points in the context of recruiting and retaining executive talent in an increasingly competitive international market. Peer groups are reviewed annually to ensure continued alignment with the Company’s scale and competitive landscape. The primary mining peer group used for benchmarking purposes was: Agnico Eagle Mines (CAN); Alamos Gold (CAN); AngloGold Ashanti (USA); Barrick Mining (CAN); Coeur Mining (USA); Endeavour Mining (UK); Evolution Mining (AUS); Fresnillo plc (UK); Harmony Gold (SA); Kinross Gold (CAN); Lundin Gold (CAN); Newmont (USA); Northern Star (AUS); Pan American Silver (CAN). Broader sector comparator groups are also considered as part of the benchmarking analysis but are not presented here due to the breadth of companies included. How we determine TFR The Remuneration Committee applies a structured, multi-factor approach when determining TFR. Decisions are informed by several complementary reference points rather than any single comparator, supporting outcomes that are fair, balanced and responsibly determined. These include: • Role-specific market data from jurisdictions and organisations where we compete for talent, primarily gold mining peers of comparable scale and complexity, supplemented by relevant companies across mining, energy and industrial sectors in North America, Australia, South Africa and the UK • Ratio-to-CEO analysis, providing an additional benchmark for roles where external disclosure is limited and supporting internal consistency • Internal pay distribution, promoting appropriate relativity across the Executive Committee while considering role scope, accountability and organisational structure This methodology reflects our scale, geographic footprint and operational complexity. Company size remains a significant reference point in executive pay, and we therefore focus on organisations with market capitalisation broadly aligned to our own. Our positioning philosophy Gold Fields targets a responsible mid-market position overall. We do not seek to lead the market, but rather to maintain a level of fixed remuneration that supports attraction and retention while remaining aligned with shareholder expectations and governance standards. Where executives are appointed below the target positioning, the Committee may adjust remuneration over time as responsibilities evolve and sustained performance is demonstrated. Any adjustments are informed by market data and internal relativities and are implemented in a measured manner. Link to performance and shareholder alignment Fixed remuneration represents the smaller proportion of total executive earning opportunity. The majority is delivered through performance-based incentives, ensuring that a significant share of remuneration is contingent on the achievement of outcomes that support long-term shareholder value. This structure reinforces alignment while maintaining an appropriate balance between fixed and variable pay. Ongoing review TFR is reviewed annually with reference to independent market data, economic conditions, salary budgets and organisational requirements. This approach supports fixed remuneration levels that remain appropriate, responsible and consistent with the long-term needs of the business. 89 GOLD FIELDS Integrated Annual Report 2025 Who we are Governance and leadership How we create value The value we created Our Remuneration Report Message from our Remuneration Committee Chairperson Remuneration Policy Implementation Report Appendices

Section 2: Remuneration Policy continued Variable pay – short-term incentives Consistent with our remuneration philosophy, the STI plan is designed to reinforce accountability for annual performance while supporting sustainable long-term outcomes. As a core component of our Remuneration Framework, the plan supports disciplined execution of our strategy by linking reward to Company, operational and individual performance through a structured and transparent approach. PERFORMANCE FRAMEWORK STI outcomes are determined across three performance dimensions, each measured on a scale of 0% to 200%, where 100% represents on-target performance. Assessments reflect overall delivery against objectives together with the context in which results were achieved. Business performance Business performance evaluates delivery against Group-wide priorities and strategic objectives through the annual business scorecard, which is derived directly from the approved business plan and aligned to our strategic pillars. The scorecard focuses on six priority areas: How STI is calculated The plan uses a multiplicative formula to ensure strong alignment of outcomes across all performance dimensions: STI opportunity x Business performance x Asset/function performance x Individual performance STI maximum outcomes are capped at 200% of STI opportunity. STI opportunity and performance STI opportunity is expressed as a percentage of salary, with defined on-target and maximum outcomes to support a clear pay-for-performance structure, with 2025 opportunities set out below: Executive STI target opportunity STI maximum opportunity Cash portion Deferred to restricted shares Performance area Weighting category Safety and wellbeing People, culture and capability Social and environmental performance 40% CEO 125% 250% 75% 50% Executive 90% 180% 60% 30% • Actual payouts vary based on outcomes in line with the Performance Framework Safe, reliable and cost-effective operations Asset quality Financial outcomes 60% STI deferral • To strengthen alignment with long-term shareholder interests and support retention, a portion of STI earned by executives is deferred into restricted shares • Deferred awards vest after two years, subject to continued employment and malus provisions. Unvested awards are forfeited in cases of fault or voluntary termination, while good leaver provisions apply in specified circumstances, typically including retirement, death, disability or redundancy The Board retains discretion to apply a business modifier in exceptional circumstances to reflect factors not fully captured in the scorecard such as overall shareholder experience, significant safety or environmental events, or exceptional external conditions. Any adjustment is applied judiciously and disclosed in full in the Implementation Report. Asset/function performance Each asset and support function operates against an annual plan cascaded from the Group business plan, supporting clear line-of- sight between strategic priorities and operational delivery. Performance is assessed by the CEO and Executive Committee, informed by operating conditions and the broader business environment during the year, and calibrated to ensure consistency across the Group. Individual performance Individual performance reflects total contribution across two equally weighted dimensions assessed on a continuous basis: • Delivery against role accountabilities and strategic objectives • Demonstration of behaviours aligned with Gold Fields’ values Final assessments result in a performance category that translates to a 0% – 200% multiplier. The STI pool • All STI awards are funded from a single bonus pool to support affordability and reinforce shared accountability across the organisation. The pool is primarily determined by the final business performance outcome • This structure ensures that overall spend expands and contracts in line with Group performance and helps moderate excessive outcomes that may arise in purely formulaic plans • The Remuneration Committee pre-approves a maximum pool, providing limited flexibility to recognise cases of exceptional individual performance while maintaining cost discipline Governance, payment and termination • The Remuneration Committee oversees the STI framework, including approval of the business scorecard, bonus pool parameters, performance outcomes and final awards. The Board retains ultimate discretion • STI awards are typically paid in the first quarter following the performance year and in the currency of the employing entity • Participants must normally be employed at year-end to qualify, with pro-rating applied in line with policy • Good leaver provisions allow prorated participation based on applicable performance outcomes, while bad leavers forfeit unvested awards • Change-in-control treatment follows the Group’s approved policy 90 GOLD FIELDS Integrated Annual Report 2025 Who we are Governance and leadership How we create value The value we created Our Remuneration Report Message from our Remuneration Committee Chairperson Remuneration Policy Implementation Report Appendices

Section 2: Remuneration Policy continued Variable pay – long-term incentives: 2025 and beyond Consistent with our remuneration philosophy, the LTI plan aligns executive reward with the creation of sustainable long-term shareholder value. As a core element of our Remuneration Framework, the plan deliver awards through equity and supports disciplined execution of our strategy by linking vesting outcomes directly to long-term Company performance and strengthening alignment with shareholder interests over an extended horizon. The design described in this section applies to awards granted from 2025 onwards, following enhancements to the Company’s Incentive Framework. Legacy awards granted under prior plans remain subject to their original terms and are described separately in the sections that follow. LTI opportunity LTI opportunity is expressed as a percentage of base salary, with defined target and maximum award levels supporting a clear pay-for-performance structure. Target and stretch opportunities for the performance period 1 January 2025 – 31 December 2027 are set out below Executive LTI target opportunity LTI max opportunity Type of right Type of underlying security CEO 150% of salary 300% of salary Performance share rights Ordinary shares Executive Committee 110% of salary 220% of salary Performance share rights Ordinary shares Vesting levels vary based on performance against predefined measures, ensuring realised outcomes are closely aligned with long-term shareholder value creation Award structure • Awards are granted annually as Conditional Share Rights at no cost to participants. These rights are personal and non-transferable and do not carry voting or dividend entitlements prior to vesting Performance framework • Performance share rights vest after a three-year financial performance period, promoting sustained delivery against strategic priorities rather than short-term outcomes • Performance measures are weighted to balance financial outcomes, operational delivery and sustainability priorities Performance vesting levels Performance category Measure Weighting At threshold At target At maximum Financial Absolute and Relative Total Shareholder Return 50% 0% 50% 100% Operational AISC 25% 0% 25% 50% Sustainability Carbon emissions reduction and female workforce representation 25% 0% 25% 50% • No vesting occurs for performance below threshold. Partial vesting applies for performance between threshold and target, with maximum vesting reserved for exceptional performance • For the TSR measures applicable to the 2025 – 2027 performance cycle, vesting commences at target performance, with no vesting at threshold. The peer group used for relative TSR is reviewed periodically to ensure ongoing relevance and comparability. Full details provided in the Implementation Report Vesting conditions • For executives, awards vest after three years based solely on achievement of the applicable performance conditions. Continued employment is a qualifying condition but does not, in itself, result in vesting • Restricted share rights, which vest based on continued employment, apply to certain management participants and not to executives • Vested awards are settled in ordinary shares, acquired through on-market purchases, supporting a disciplined approach to dilution • The Remuneration Committee retains discretion to adjust vesting outcomes only in exceptional circumstances to ensure they appropriately reflect underlying Company performance and overall shareholder experience. Any such adjustment would be fully disclosed in the Implementation Report Cessation of employment and change of control • Unvested awards are treated in accordance with established policy provisions – Good leavers: typically including retirement, death, disability or redundancy, remain eligible for prorated vesting at the original vesting date, subject to performance conditions. – Bad leavers: voluntary resignations or dismissals, forfeit unvested awards • Change of control provisions apply to executive participants only. In such circumstances, awards may vest on a prorated basis, taking into account time served and expected performance, unless replaced with equivalent incentives Malus and clawback • Malus and clawback provisions enable the Remuneration Committee to reduce or recover awards in cases of misconduct, material misstatement or other defined triggers, reinforcing executive accountability Governance and oversight • The Remuneration Committee oversees the operation of the LTI Plan within Board-approved parameters, ensuring that awards remain aligned with Company performance, shareholder interests and applicable governance standards 91 GOLD FIELDS Integrated Annual Report 2025 Who we are Governance and leadership How we create value The value we created Our Remuneration Report Message from our Remuneration Committee Chairperson Remuneration Policy Implementation Report Appendices

Section 2: Remuneration Policy continued Variable pay – long-term incentives: legacy plans Outstanding awards granted under prior LTI plans Outstanding awards granted under prior LTI plans continue to operate in accordance with their original terms. These plans were designed to support long-term value creation and remain aligned with shareholder interests over their remaining vesting periods. These legacy plans are in run-off, with outstanding awards expected to vest over the next years as follows: Performance share award Grant date Performance period Estimated vesting date Estimated settlement date PS16 1 March 2023 1 January 2023 – 31 December 2025 18 February 2026 25 February 2026 PS17 1 March 2024 1 January 2024 – 31 December 2026 18 February 2027 25 February 2027 No new awards are granted under these plans, and no material amendments have been made following grant. Legacy LTI plans The Group continues to administer awards granted under the following plans: 2012 Share plan • A conditional share plan under which executives received performance-based awards that vest after three years, subject to predefined performance conditions 2018 Cash-settled LTI plan • A cash-settled plan with performance conditions aligned to relevant operational measures. Settlements are made in cash rather than shares Award framework Award levels were determined with reference to role-based opportunity and were subject to performance modifiers at both grant and vesting. At grant At vesting Executive position Threshold Target 100% Stretch 200% Threshold Target 100% Stretch 200% Grant modified by individual performance Vesting linked to performance achievement CEO 0% 104% 208% 0% 104% 416% CFO 0% 96% 192% 0% 96% 384% Executive Committee 0% 88% 176% 0% 88% 352% Vesting outcomes vary according to achievement against predefined performance conditions measured over the applicable performance period. Performance conditions reflected a combination of financial and sustainability measures and were assessed over a three-year period aligned with the Company’s financial year. No retesting applies. The performance conditions for the LTI performance period ended 31 December 2025 are outlined below: Performance vesting levels Performance category Measure Weighting At threshold At target At maximum Financial Absolute and Relative Total Shareholder Return 50.0% 0.0% 50.0% 100.0% Operational AISC 25.0% 0.0% 25.0% 50.0% Sustainability Carbon emissions reduction 10.0% 0.0% 10.0% 20.0% Female workforce representation 8.0% 0.0% 8.0% 16.0% Tailings Management Conformance 7.0% 0.0% 7.0% 14.0% Relative TSR performance was measured against a peer group of comparable international mining companies, with full details provided in the Implementation Report. 92 GOLD FIELDS Integrated Annual Report 2025 Who we are Governance and leadership How we create value The value we created Our Remuneration Report Message from our Remuneration Committee Chairperson Remuneration Policy Implementation Report Appendices

Section 2: Remuneration Policy continued Remuneration mix 2025 The Group’s Remuneration Framework is designed to ensure that a significant proportion of executive remuneration is performance-based and aligned with long-term shareholder value creation. Total remuneration for executive directors and prescribed officers comprises TFR, which provides a stable and market-competitive foundation. Variable remuneration (STI and LTI) represents the performance-linked component and forms the majority of total remuneration opportunity for executives. The charts below illustrate the remuneration mix for the CEO and other Executive Committee members under three performance scenarios: • Threshold performance • On-target performance • Stretch performance Under threshold performance, only minimum performance conditions are met and no value is delivered from the LTI where performance hurdles are not achieved. At target performance, variable remuneration reflects delivery in line with approved business plans and strategic objectives. Under stretch performance, variable remuneration reflects exceptional performance outcomes aligned with shareholder value creation. At stretch performance levels, a substantial majority of executive remuneration is variable and subject to performance conditions. This structure reinforces alignment with shareholder interests and ensures that significant reward is earned only through sustained delivery of strategy and value creation. The remuneration mix demonstrates that: • Fixed remuneration represents a minority of total potential remuneration at stretch performance • A significant proportion of total remuneration is delivered through LTI’s • Executive outcomes are materially dependent on Company performance over both the short and long term This structure supports disciplined execution, accountability and long-term alignment between leadership and shareholders. Chief Executive Officer % of fixed remuneration 100 100 100 75 150 50 100 150 300 0 100 200 300 400 500 600 700 Below At target At stretch n Fixed REM n Cash STI n Deferred STI n LTI Chief Financial Officer and other executives % of fixed remuneration 100 100 100 60 120 30 60 110 220 0 100 200 300 400 500 600 Below At target At stretch n Fixed REM n Cash STI n Deferred STI n LTI 93 GOLD FIELDS Integrated Annual Report 2025 All incentive awards forfeited 73% at risk 85% at risk All incentive awards forfeited 67% at risk 80% at risk Who we are Governance and leadership How we create value The value we created Our Remuneration Report Message from our Remuneration Committee Chairperson Remuneration Policy Implementation Report Appendices

Section 2: Remuneration Policy continued Remuneration changes for 2026 In 2024, Gold Fields refined its three-pillar model and commenced an organisational transformation to better enable strategic delivery and drive greater efficiency. Reward and performance are critical to this process and so, in parallel, we conducted a thorough review of our reward and performance structures to ensure they remained effective and market-aligned in driving the desired outcomes. The Committee took a measured approach to this review with changes thoroughly considered, benchmarked and implemented in a phased manner to ensure stability and proper oversight. Accordingly, in 2025, the Committee focused on several changes to our Remuneration Framework for senior executives, including transition to a simpler and more transparent STI model including a deferred element and simplification of the LTI including removal of matching shares in line with investor feedback. This approach received strong support at the 2025 AGM. Having addressed the structure of the Remuneration Framework, in 2025 the Committee focused on ensuring the opportunity available to executives under this framework is also appropriate. To provide market context, the Committee commissioned a review of executive remuneration at Gold Fields against defined peer companies (as outlined on p90), with a focus on ensuring market benchmarks were responsibly selected. The review provided the following key findings: • Market positioning compared to gold peers: CEO target remuneration was ranked 11th out of 17 companies, notwithstanding that Gold Fields is the fifth largest company by market capitalisation • Global context including mining and broader industrials: while pay in US companies was unsurprisingly higher than most markets, the CEO package also lagged pay levels against relevant international peers. The majority of companies in the samples were smaller than Gold Fields in terms of market capitalisation • Broader Executive Committee: benchmarking for other Gold Fields Executive Committee members showed a similar below market positioning relative to peers • Pay structure: many of our North American peers pay STI wholly in cash and deliver part of their LTI in time-vested restricted shares. Although we remain mindful of best practice in South Africa, the weighting of the package towards short-term cash and guaranteed stock awards further enhances the relative competitiveness of pay packages in peer companies in the wider talent market Key remuneration principles underpinning changes • Remuneration must support the ambitious goals of the business over the medium term • Remuneration must remain globally competitive to attract and retain the talent required to support Gold Fields’ continued growth and delivery of its strategic ambitions. At the same time, the Committee adopts a measured and disciplined approach to pay and does not seek to align with US remuneration practices. Rather, the objective is to maintain broadly mid-market positioning within the Company’s relevant global comparator groups • No changes to the structure of Executive Committee remuneration for 2026. The structure therefore retains best practice features such as significant deferral of STI into shares, wholly performance-based STI and LTI and minimum shareholding requirements CEO remuneration in 2026 • TFR: conservative level set on appointment in 2024 – increase from US$1,048m to US$1,300m in 2026 reflects performance and development in role • STI and LTI: increase in 2026 target STI deferred shares opportunity (from 50% to 75% of TFR) and target LTI opportunity (from 150% to 175% of TFR) to reduce gap to market. Increases wholly in shares to improve shareholder alignment. No change in target STI cash opportunity (75% of TFR) Chief Executive Officer % of fixed remuneration 100 100 100 75 150 75 150 175 350 0 100 200 300 400 500 600 700 800 Below At target At stretch n Fixed REM n Cash STI n Deferred STI n LTI 94 GOLD FIELDS Integrated Annual Report 2025 All incentive awards forfeited 76% at risk 87% at risk Who we are Governance and leadership How we create value The value we created Our Remuneration Report Message from our Remuneration Committee Chairperson Remuneration Policy Implementation Report Appendices

Section 2: Remuneration Policy continued While the Committee recognises that the increases are material, the CEO’s remuneration would only move from 11th to eighth out of the 17 Gold Fields’ peers, as shown in the chart below (before any increases peer companies may announce for the coming year), which remains a conservative positioning relative to Gold Field’s relative market capitalisation within the Group (fifth). Target CEO total package for global gold miners Target total package US$000 0 2,000 4,000 6,000 8,000 10,000 12,000 14,000 G ol d Fi el ds 20 26 G ol d Fi el ds 20 25 Given the size, complexity, international footprint and performance of Gold Fields, the Committee is satisfied that this represents a fair and measured approach. The changes reduce the delta to competitive market practice but remain modest by comparison to broader sector practice. Other Executive Committee members’ remuneration in 2026 • TFR: standard increases for 2026 informed by local country budget increases and relevant market data. Targeted, more material increases to reflect development in role awarded to selected individuals appointed on TFR levels that were below market levels • STI and LTI: increase in 2026 target STI deferred shares opportunity (from 30% to 60% of TFR) and target LTI opportunity (from 110% to 120% of TFR) to reduce gap to market. Increases wholly in shares to improve shareholder alignment. No change in target STI cash opportunity (60% of TFR) Chief Financial Officer and other executives Percentage of fixed remuneration 100 100 100 60 120 60 120 120 240 0 100 200 300 400 500 600 700 Below At target At stretch n Fixed REM n Cash STI n Deferred STI n LTI The Committee believes these changes are vital to enable us to retain the talent that has delivered significant shareholder value creation to date and to attract global talent that will be key to the delivery of future strategic imperatives. Shareholder consultation The proposed changes for 2026 were the subject of consultation with our largest institutional shareholders. Engagement responses indicated broad support for both the direction and overall quantum of the proposed adjustments. No material concerns were raised. Feedback focused primarily on: • The balance between fixed and variable remuneration • The relative weighting of STIs and LTIs • The importance of maintaining discipline in remuneration levels during a strong gold price cycle • Continued alignment between performance measures and long-term shareholder value creation The Committee will continue to engage constructively with shareholders as part of its ongoing commitment to transparency and responsible remuneration governance. 95 GOLD FIELDS Integrated Annual Report 2025 All incentive awards forfeited 71% at risk 83% at risk Who we are Governance and leadership How we create value The value we created Our Remuneration Report Message from our Remuneration Committee Chairperson Remuneration Policy Implementation Report Appendices

Section 2: Remuneration Policy continued Additional remuneration governance practices Consistent with our remuneration philosophy, Gold Fields maintains governance practices designed to support fairness, reinforce alignment with shareholder interests and promote responsible remuneration outcomes. Pay fairness and equity Consistent with our remuneration philosophy, Gold Fields is committed to fair and responsible pay practices across the Group. The Company seeks to ensure that remuneration outcomes are equitable, transparent and aligned with employees’ contribution to the Group’s performance and long-term success. In determining remuneration across the Group, the Company seeks to ensure that minimum levels of pay are fair and competitive within the local labour markets in which the Group operates. Gold Fields complies with applicable statutory minimum wage requirements in each jurisdiction and considers broader factors such as local economic conditions, labour market benchmarks and employee wellbeing when determining remuneration levels. The Company conducts periodic reviews of internal remuneration structures to identify and address any unjustifiable disparities. These reviews consider factors such as role scope, experience, performance and market benchmarks, and include analysis to identify potential disparities related to race, gender or other non-performance-related factors. Pay practices are guided by applicable legislation, governance standards and internal policy frameworks. The Remuneration Committee receives oversight on remuneration practices and pay equity considerations as part of its broader responsibility to promote responsible and sustainable remuneration practices across the Group. Executive minimum shareholding requirements Executive share ownership is a core component of Gold Fields’ remuneration governance framework, strengthening alignment between executives and shareholders while supporting a long-term ownership mindset. The Company maintains formal minimum shareholding requirements (MSR) for executive directors and Executive Committee members. Compliance with these requirements is assessed annually by the Remuneration Committee. Role Shareholding requirement Period to achieve CEO 300% of fixed remuneration Five years Executive Committee 100% of fixed remuneration Five years Executives are expected to retain a meaningful shareholding once the requirement has been met, reinforcing sustained alignment with shareholder interests. Until 1 January 2025, matching share awards were used to support progress towards the MSR. This practice has been discontinued, further strengthening the pay-for-performance orientation of the executive Remuneration Framework. Attraction and retention awards Gold Fields maintains a formal framework governing the use of attraction and retention awards to support the recruitment and retention of critical skills in areas where talent is scarce or strategically important. Such awards are granted selectively and only where a clear business rationale exists. All awards are aligned with market practices, subject to predefined approval thresholds and structured to support long-term retention through service-based conditions. Awards at Executive Committee level require prior approval from the Remuneration Committee, ensuring independent oversight. The minimum service period associated with retention awards is typically three years. These arrangements are used judiciously and do not form a routine component of executive remuneration. Compensation clawback and malus Gold Fields maintains formal clawback and malus provisions within its Remuneration Framework to reinforce executive accountability and ensure that incentive outcomes appropriately reflect sustainable performance. These mechanisms support the Group’s remuneration philosophy by enabling the adjustment or recovery of incentive-based remuneration where outcomes are subsequently found to be inconsistent with the underlying performance of the business, risk management practices or expected standards of conduct. The provisions align with applicable governance and regulatory requirements, including the principles of King IV, the Companies Act, the JSE Listings Requirements and applicable New York Stock Exchange (NYSE) listing standards. These provisions apply to both annual incentive awards and LTI arrangements, ensuring that variable remuneration outcomes remain aligned with the Company’s performance, risk management practices and long-term shareholder interests. Clawback The Company’s Clawback Policy provides for the recovery of incentive-based remuneration that has already been paid where specified trigger events occur. The policy applies to current and former executives and may be invoked where a financial restatement results in an overpayment of incentive remuneration, whether arising from misconduct or unintentional error. The policy generally applies to incentive compensation awarded during the three years preceding the date of a financial restatement. Where recovery is required, the Remuneration Committee may determine the appropriate recovery mechanism, which may include reimbursement by the executive or the offset of amounts against future remuneration, subject to applicable legal and regulatory requirements. The Remuneration Committee has oversight of the application of the policy and retains discretion, within the parameters of applicable regulations, in determining whether recovery is appropriate in the circumstances. Malus In addition to clawback provisions, the Remuneration Framework includes malus provisions that enable the Remuneration Committee to reduce or cancel incentive awards that have been granted but not yet paid or vested. Malus may be applied in circumstances such as material financial misstatement, serious misconduct, significant risk management failures or other events that could reasonably be expected to have a material adverse impact on the Company or its stakeholders. 96 GOLD FIELDS Integrated Annual Report 2025 Who we are Governance and leadership How we create value The value we created Our Remuneration Report Message from our Remuneration Committee Chairperson Remuneration Policy Implementation Report Appendices

Section 2: Remuneration Policy continued These provisions allow the Committee to intervene before incentive outcomes are realised where performance outcomes are subsequently found to be inaccurate, unsustainable or inconsistent with the Company’s values and governance standards. No clawback or malus provisions were applied during the reporting period. The Committee reviews these provisions periodically to ensure continued alignment with evolving regulatory requirements and emerging governance best practice. Executive service contracts Executives are employed under formal service agreements that reflect the scope, accountability and leadership responsibilities associated with their roles. These agreements are designed to support organisational stability while maintaining appropriate governance safeguards. Executive contracts are typically indefinite, subject to applicable retirement provisions in the relevant jurisdiction. Provision Policy and governance approach Contract duration Executive contracts are typically indefinite, subject to applicable retirement provisions in the relevant jurisdiction. Notice periods Notice periods are reciprocal and structured to support orderly succession planning. Executive directors are subject to a 12-month notice period, while other executives are generally subject to a six-month notice period. Change of control Provisions operate on a double-trigger basis. Payments arise only where both a change of control occurs and employment is terminated within defined parameters. Compensation is typically limited to two times annual fixed remuneration. The treatment of STI and LTI awards follows the approved plan rules and is applied on a prorated basis, taking into account time served and expected performance where relevant. Bad leaver treatment Bad leavers, including cases of voluntary resignation or dismissal for cause, forfeit unvested incentive awards. Accrued statutory benefits are administered in accordance with applicable legislation. Good leaver treatment Good leaver provisions, typically including retirement, death or retrenchment, are applied in line with the governing incentive plan rules, with vesting remaining subject to the fulfilment of applicable conditions. Severance arrangements Severance arrangements, where applicable, are subject to Remuneration Committee review and approval. Post-employment restraints Post-employment restraints are typically in place for a period of six months, supported by ongoing confidentiality obligations. Clawback Executive remuneration is subject to the Company’s clawback policy, reinforcing accountability in the event of misconduct, material misstatement or other defined triggers. Non-Executive Director remuneration Gold Fields maintains a fee structure designed to attract and retain NEDs with the experience and judgement required to provide effective oversight of strategy, risk and governance. Fees are structured as fixed annual retainers and are not linked to Company performance. NEDs do not participate in short-term or long-term incentive arrangements and are not eligible to participate in the Company’s share plans. This approach supports the independence of the Board and aligns with established governance standards. Additional fees are paid for Board Committee membership to reflect the responsibilities associated with these roles. The Chairperson of the Board and the Lead Independent Director receive all-inclusive fees covering Board and Committee participation. The fee structure applicable to NEDs is summarised below: NED fees in US$ Approved 2025/2026 Proposed 2026/20271 Chairperson of the Board (all-inclusive fee) 252,000 262,100 LID (all-inclusive fee) 164,000 170,600 Members of the Board 91,400 95,100 Chairperson of the Audit Committee 30,000 31,200 Chairpersons of all other committees 20,300 21,200 Members of the Audit Committee 17,200 17,900 Members of all other committees 13,000 13,550 1. The proposed fees for the 2026/2027 Board cycle are based on a US inflationary indicator of 3.1% Fees are reviewed periodically with reference to relevant market benchmarks and remain subject to shareholder approval. The most recent benchmarking review of NED fees was conducted in 2023. The review considered a peer group comprising South African listed mining companies and international mining companies, reflecting the Group’s geographic footprint, operational scale and global investor base. This benchmarking analysis assists the Committee in ensuring that NED remuneration remains competitive while maintaining appropriate governance discipline. 97 GOLD FIELDS Integrated Annual Report 2025 Who we are Governance and leadership How we create value The value we created Our Remuneration Report Message from our Remuneration Committee Chairperson Remuneration Policy Implementation Report Appendices

Section 2: Remuneration Policy continued The peer group used for the 2023 benchmarking review is set out below. South African mining companies International mining companies African Rainbow Minerals AngloGold Ashanti Anglo American Platinum Barrick Gold DRD Gold Eldorado Gold Harmony Gold Mine Yamana Gold Impala Platinum Agnico Eagle Kumba Iron Ore Ltd Northam Platinum Sibanye-Stillwater The peer group used in the 2023 benchmarking review included companies with broadly comparable scale, geographic footprint and governance environments and provided an appropriate reference point for assessing NEDs fees. NEDs are also reimbursed for reasonable travel and accommodation costs incurred in the performance of their Board duties, in accordance with Company policy. Full details of the fees paid to NEDs during the year are disclosed in the Implementation Report. Remuneration Committee affirmation The Remuneration Committee is satisfied that this policy is aligned with the Company’s strategic objectives and supports the creation of sustainable long-term shareholder value. The Committee believes the policy promotes fair and responsible remuneration, appropriately balances reward with performance, and reflects good governance practice. The Committee reviews the policy regularly to ensure it remains relevant in a changing environment and continues to support the attraction, retention and motivation of the leadership required to deliver the Company’s strategy. Non-binding advisory vote In line with King IV, shareholders cast non-binding advisory votes on both the Remuneration Policy and the Implementation Report at the AGM. Should 25% or more of the votes be cast against either resolution, the Company will undertake shareholder engagement to understand the underlying concerns and consider appropriate responses. 98 GOLD FIELDS Integrated Annual Report 2025 St Ives tailings facility Who we are Governance and leadership How we create value The value we created Our Remuneration Report Message from our Remuneration Committee Chairperson Remuneration Policy Implementation Report Appendices

Section 3: Implementation Report This section sets out how the Company’s approved Remuneration Policy was implemented during the financial year ended 31 December 2025 and provides the disclosure of remuneration outcomes for executive directors, prescribed officers and NEDs. The remuneration outcomes reported in this section were determined in accordance with the Remuneration Policy approved by shareholders, the applicable incentive plan rules and the JSE Listings Requirements. The Remuneration Committee is satisfied that the outcomes appropriately reflect Company performance for the year and are aligned with the pay-for-performance principles described in this report. This disclosure has been prepared in compliance with the principles of King IV, the Companies Act, the JSE Listings Requirements and other applicable regulatory requirements relating to remuneration reporting. Confirmation of executive directors and prescribed officers In accordance with the Companies Act and applicable governance requirements, the Board has determined the individuals who qualify as prescribed officers of the Company for the reporting period. Prescribed officers are those individuals who exercise general executive control over and management of the whole, or a significant portion, of the Company’s business and activities. The following individuals were designated as prescribed officers for reporting purposes during the year ended 31 December 2025: Name Position Executive Director Prescribed Officer M Fraser CEO Yes Yes AT Dall CFO Yes Yes F Swanepoel Chief Operating Officer No Yes M Steyn EVP People and Sustainability No Yes KM Carter EVP Legal and Governance No Yes CO Gratias EVP Strategy and Corporate Development No Yes J Magagula EVP External Affairs No Yes M Preece Former Chief Operating Officer No Yes L Rivera Former EVP Americas No Yes J Sander Acting Chief Technical Officer No Yes G Lotz Acting EVP People No Yes 1 M Preece and L Rivera exited as prescribed officers during 2025. 2 G Lotz (1 Jan 2025 – 31 Mar 2025) and J Sander (1 Sep 2025 – 31 Dec 2025) served in an acting executive capacity during 2025. Key valuation and disclosure information The following information applies to remuneration disclosures presented in this Implementation Report. Item FY2025 FY2024 Basis of calculation US$/R exchange rate 17.88 18.33 12-month average exchange rate for the year ended 31 December US$/A$ exchange rate 1.55 1.52 12-month average exchange rate for the year ended 31 December LTI fair value performance 121.29% 93.10% Final performance vesting percentage applied to LTI awards vesting in the year Share price (NYSE) US$44.05 US$13.96 20-day volume weighted average price (VWAP) ending 31 December Fixed remuneration – implementation TFR for executive directors and prescribed officers was implemented during 2025 in accordance with the principles set out in Section 2 of this report. The updated fixed pay methodology described in Section 2 was applied during the year. Increases effective in 2025 were primarily inflation-linked and reflected jurisdiction-specific economic conditions. Broader market alignment adjustments were considered separately and approved for implementation in 2026. Accordingly, the 2025 reporting year reflects inflation-based adjustments under the revised methodology, with market realignment taking effect prospectively. Pay methodologies Executive guaranteed remuneration continues to be delivered through two established methodologies: • All-inclusive guaranteed remuneration package (GRP): applicable to executives based in South Africa, comprising base salary and core benefits (including retirement funding, medical cover and insured risk benefits), with all employer contributions included in the total package • Base salary plus core benefits (“Base +”):applicable to executives based outside South Africa, comprising base salary and standard employer-funded benefits in line with local market practice The Committee remains satisfied that these structures are appropriate for the jurisdictions in which the Group operates. Dual-currency arrangements Certain executives hold dual contracts within the Group and are remunerated in dual currencies, reflecting the international scope of their roles. During 2025, the CEO, CFO and EVP Strategy and Corporate Development were subject to dual-currency arrangements. For disclosure purposes, all remuneration is presented in US Dollars. Non-US Dollar denominated amounts have been translated using the average exchange rate for the year, as disclosed in the Implementation Reference Information section. 99 GOLD FIELDS Integrated Annual Report 2025 Who we are Governance and leadership How we create value The value we created Our Remuneration Report Message from our Remuneration Committee Chairperson Remuneration Policy Implementation Report Appendices

Section 3: Implementation Report continued Disclosure of fixed remuneration The table below sets out the annual contractual fixed remuneration values for Executive Directors and Prescribed Officers for 2025, including the applicable pay methodology, currency of remuneration, inflationary adjustment applied and US Dollar equivalent for comparative purposes for the period ending 31 December 2025. Executive Fixed pay method Currency 2024 approved salary 2024 approved salary in US$ Increase % 2025 approved salary1 2025 approved salary in US$ 2025 additional contributions – local currency2 2025 total fixed remuneration M FraserDC GRP R 12,060,000 657,938 5.8% 12,759,480 713,617 – 713,617 US$ 312,000 312,000 4.0% 324,480 324,480 – 324,480 A DallN, DC GRP R 3,700,000 201,855 – 5,725,000 320,190 – 320,190 US$ – – – 150,000 150,000 – 150,000 C GratiasDC GRP R 5,700,000 310,966 5.8% 6,030,600 337,282 – 337,282 US$ 155,000 155,000 4.0% 161,200 161,200 – 161,200 J Magagula GRP R 6,360,000 346,972 5.8% 6,728,880 376,336 – 376,336 F Swanepoel4 Base + A$ 754,728 496,532 19.3% 900,051 580,678 120,942 658,705 M Steyn3 Base + A$ 620,000 407,895 24.4% 771,528 497,760 105,519 565,837 K Carter Base + A$ 695,256 457,405 3.7% 720,980 465,149 99,454 529,312 M PreeceEX GRP R 12,190,000 665,030 5.8% 12,897,020 721,310 – 721,310 L RiveraEX Base + US$ 636,141 636,141 4.0% 661,587 661,587 236,656 898,243 Footnotes: 1 Salary increases are effective 1 March 2025. The 2025 approved salary reflected is based on a full 12-month period, whereas the salary reflected in the single figure of remuneration on p108, accounts for the March increase date 2 Health insurance allowance for Australian senior management increased from A$11,000 to A$11,550 per annum from 1 August 2025. This adjustment reflects the cumulative increase in private health insurance premiums 3 M Steyn’s increase is reflective of her appointment from EVP Sustainability to her dual portfolio appointment EVP People and Sustainability on 1 April 2025 4 F Swanepoel’s increase is reflective of his appointment to COO on 1 September 2025 5 The following individuals served in an acting executive capacity during 2025, with their 2025 TFR set out below: • G Lotz as EVP: People from 1 January to 31 March 2025. His 2025 TFR was R4,725,557 ($264,293). • J Sander as Chief Technical Officer from 1 September to 31 December 2025. His 2025 TFR was A$589,624 ($380,403). N = refers to executives who were appointed during the 2025 reporting year, ended 31 December 2025 DC = refers to executives who hold contracts in both South African Rand and US Dollar EX = refers to executives who exited during the 2025 reporting year, ended 31 December 2025 100 GOLD FIELDS Integrated Annual Report 2025 Who we are Governance and leadership How we create value The value we created Our Remuneration Report Message from our Remuneration Committee Chairperson Remuneration Policy Implementation Report Appendices

Section 3: Implementation Report continued Short-term incentive – implementation in 2025 In line with policy, STI outcomes for executive directors and prescribed officers were determined through the three-tier structure of Group business performance, operation/function performance (where applicable) and individual performance. The Group business scorecard, aligned to the Group’s strategic pillars and annual business plan, formed the foundation of all STI outcomes and determined the overall bonus pool. The Committee assessed performance against the approved targets and applied judgement where appropriate, consistent with the policy provisions disclosed in Section 2. Individual outcomes were then determined through calibrated assessments of both performance delivery and leadership behaviours, ensuring alignment with sustainable value creation and responsible stewardship. The tables that follow set out the 2025 Group business scorecard results, the CEO and CFO performance assessments, and the final STI outcomes, including the application of deferral in accordance with plan rules. Group and Chief Executive Officer performance assessment The Remuneration Committee assessed the CEO’s performance against the approved annual business plan and scorecard, which constitutes the CEO’s annual performance framework. The scorecard reflects the Group’s strategic priorities across safety, sustainability, operational delivery, assets quality and financial outcomes. The Committee considered the Group’s overall performance for 2025, including zero fatalities, production exceeding plan, disciplined cost performance, strengthening of the balance sheet and progress in portfolio optimisation. In doing so, the Committee applied judgement where appropriate to ensure that the outcome appropriately reflected both achievements and areas requiring further improvement. No discretionary adjustments were applied. The resulting Group business scorecard outcome of 124.3% represents the Committee’s balanced assessment of performance delivered during the year. The Group business scorecard is detailed on p102. Chief Financial Officer performance assessment The Remuneration Committee assessed the CFO’s performance against the approved individual objectives for 2025, which were aligned to the Group business scorecard and focused on financial stewardship, capital discipline, balance sheet strength and the optimisation of the finance function. In evaluating performance, the Committee considered the Group’s delivery against its financial objectives, including disciplined cost performance, refinancing of the bridge facility, maintenance of investment-grade credit ratings and implementation of the capital returns framework. The Committee also assessed progress made in strengthening financial governance, reporting transparency and cost oversight across the portfolio. In addition, the Committee considered broader leadership factors, including the CFO’s contribution to embedding the simplified organisational structure, strengthening accountability within the finance function, supporting cross-functional collaboration and reinforcing a culture of disciplined capital allocation and financial transparency across the Group. The resulting individual performance outcome of 100% reflects the Committee’s balanced assessment of both objective delivery and executive leadership demonstrated during the year. The CFO’s individual performance assessment is detailed on p103. Executive individual performance – 2025 assessment The performance of Executive Committee members (excluding the CEO) was assessed against defined strategic, financial and operational objectives for 2025, directly aligned to the approved annual business plan and the Group Business Scorecard described above. In addition to measurable delivery against objectives, the assessment incorporated qualitative considerations, including leadership effectiveness, collaboration across the Group, strengthening of organisational capability, and the consistent demonstration of Gold Fields’ values and culture-based behaviours. This ensured that outcomes reflected not only what was delivered, but how it was delivered. Individual performance outcomes were determined by the CEO following a structured review process. The Remuneration Committee reviewed and approved the CFO’s assessment and endorsed the outcomes for the remaining executives, satisfying itself that the results were appropriately calibrated, consistent with Group performance and aligned with the principles of the approved STI Policy. 101 GOLD FIELDS Integrated Annual Report 2025 Who we are Governance and leadership How we create value The value we created Our Remuneration Report Message from our Remuneration Committee Chairperson Remuneration Policy Implementation Report Appendices Gruyere – process plant

Section 3: Implementation Report continued Group and Chief Executive Officer scorecard In accordance with the Gold Fields performance framework and STI plan, the CEO’s annual incentive is determined based on performance against the approved annual Group business plan and scorecard, which constitutes the CEO’s performance scorecard for STI purposes. OBJECTIVE WEIGHT TARGET OBJECTIVES PERFORMANCE OUTCOME SCORE OUTCOME Safety, sustainability and people Safety and wellbeing 5.0% Achieve zero fatalities. The Group achieved zero fatalities in 20251 100.0% 5.0% 5.0% Achieve 50% reduction in serious injuries from baseline of 5. Six serious injuries were recorded1 0.0% 0.0% 10.0% Deliver the Safety Improvement Plan by: • complete risk awareness in-field training for 90% of operational leaders • complete leadership coaching for 50% of senior leaders • assess and verify the five highest priority risks and critical controls • implement 90% of the Respectful Workplace recommendations The safety improvement plan was delivered above target in all areas: • risk awareness in-field training was completed by 1.73 times the number of operational leaders estimated, reflecting broader rollout across additional leadership levels and embedded business partners • leadership coaching was completed by 61% of senior leaders, above the 50% target • nine highest priority risks and critical controls were assessed and verified, above the target of five • 95% of the Respectful Workplace recommendations were implemented, with 20 of 21 actions completed and the final action in progress 151.0% 15.1% Sustainability 10.0% Carbon intensity reduction to 562kg CO₂e/oz Fresh water withdrawal reduction by 17% and 73% recycle/reuse of water usage. Conformance of greater than 90% for eight of nine sites. Achievement of 30% Host Community Procurement for 2025 The Carbon intensity target was not achieved with an outcome of 706kg CO₂e/oz. Fresh water withdrawal reduced by 31% and 74% of water recycled/reused. Conformance exceeded 95% for all assets, excluding Damang, for which transition disclosure was made during the year. 37% host community procurement was achieved. 115.0% 11.5% People and operating model 10.0% Improve employee engagement and progress the Group’s operating model to support accountability, efficiency and cost discipline The Group delivered a strong employee engagement outcome and made good progress in embedding its operating model and identifying multi-year efficiency opportunities 125.0% 12.5% Safe, reliable and cost-effective operations Production 10.0% Achieve gold-equivalent production above the P25 risk-adjusted business plan estimate of 2,310koz Gold-equivalent production of 2,438koz substantially exceeded the 2,310koz risk- adjusted business plan estimate 200.0% 20.0% All-in-Costs 5.0% Produce gold within 2% of the all-in cost target ratio of US$1,926/oz All-in costs of US$1,927/oz was delivered in line with the target ratio 100.0% 5.0% Compliance to Mine Plan 5.0% Achieve 85% combined spatial compliance and progressing the asset optimisation programme Combined spatial compliance improved during the year at 78% but remained below the 85% target, while progress continued against the asset optimisation programme 26.0% 1.3% Asset quality Portfolio strength and project delivery 20.0% Reverse the reserve depletion trend, with Mineral Reserves by December 2025 equal to or higher than the December 2022 level of 46.1Moz Mineral Reserves are expected to be approximately 48.3Moz, around 5% above the 46.1Moz December 2022 baseline 150.0% 15.0% Advance the Windfall project towards FID readiness and integration into Gold Fields Windfall feasibility and integration activities progressed, although FID timing moved beyond year-end 76.0% 3.8% Sustainably bringing Salares Norte into commercial production Salares Norte achieved sustained commercial production and delivered strong operational performance, ranked as our top performing asset in 2025 200.0% 10.0% Financial outcomes Capital discipline and balance sheet strength 10.0% Improve ROIC relative to the 2024 baseline ROIC performance was 102.64% of the 2024 baseline 102.6% 10.3% 5.0% Deliver capital expenditure within 5% of budget, adjusted for foreign exchange Capital expenditure was delivered at 4% above budget, within the approved range 100.0% 5.0% 5.0% Refinance the US$750m bridge debt facility at competitive pricing and maintaining an investment-grade credit rating The US$750m bridge facility was successfully refinanced in May 2025, and the Company maintained its investment-grade credit ratings with a stable outlook 200.0% 10.0% 100.0% 124.3% 102 GOLD FIELDS Integrated Annual Report 2025 1 While Windfall is not yet a producing asset, its key safety data and performance indicators are included in our internal management target, reporting and decision-making practices, including performance and reward. We recorded one serious injury (seven injuries in total for the Group) and no fatalities at Windfall during 2026 Who we are Governance and leadership How we create value The value we created Our Remuneration Report Message from our Remuneration Committee Chairperson Remuneration Policy Implementation Report Appendices

Section 3: Implementation Report continued Chief Financial Officer individual performance assessment PERFORMANCE AREA PERFORMANCE OUTCOME ASSESSMENT Financial stewardship and cost discipline • Supported delivery of production and cost objectives in line with the approved business plan • Strengthened oversight of operating and capital expenditure across the portfolio and enhanced transparency of functional spend, contributing to AIC performance delivered in line with target Target met (moderated) Balance sheet resilience and capital allocation • Successfully refinanced the US$750m bridge facility, extending maturity and strengthening liquidity at competitive rates • Maintained investment-grade credit ratings and supported implementation of the capital returns framework, reinforcing disciplined capital allocation and financial resilience Target exceeded Financial governance and reporting transparency • Advanced the standardisation of financial reporting and strengthened financial controls across the Group to support improved return on invested capital measurement and capital allocation decision-making • Continued progress made in integrating systems and improving reporting consistency across assets Target met (moderated) Translation of performance into short-term incentive outcomes Final STI outcomes for 2025 were determined in accordance with the mechanics outlined in the Remuneration Policy, based on target STI opportunity for each executive (CEO 125% of salary; other Executive Committee members 90% of salary) multiplied by both the business performance score (124.3% in 2025 as outlined on p102) and by individual performance, and capped at 200% of target. The table below sets out the STI outcomes for Executive Directors and Prescribed Officers for 2025. Executive Currency Total STI Total STI STI as cash1 STI deferred to shares2 Deferred shares3 CCY US$ CCY CCY # M Fraser R 19,649,400 1,600,060 11,789,640 7,859,760 13,312 US$ 501,100 300,660 200,440 A Dall R 6,038,400 478,418 4,025,600 2,012,800 3,317 US$ 140,700 93,800 46,900 C Gratias R 7,355,400 608,576 4,903,600 2,451,800 4,219 US$ 197,200 131,467 65,733 J Magagula R 7,460,900 417,276 4,973,933 2,486,967 2,893 F Swanepoel A$ 1,005,900 648,968 670,600 335,300 4,493 M Steyn A$ 996,500 642,903 664,333 332,167 4,451 K Carter A$ 802,000 517,419 534,667 267,333 3,583 M Preece4 R 9,477,600 530,067 9,477,600 – – Footnotes: 1 The STI cash portion split for CEO = 75% of 125% and CFO and Executive Committee = 60% of 90% 2 The STI deferral portion split for CEO = 50% and CFO and Executive Committee = 30% 3 Deferred shares are determined using a 20-day VWAP of R 859.65 (GFI:JSE) at the award date, 1 March 2026. 4 The following individuals exited executive roles during 2025, with their 2025 STI outcomes set out below: • M Preece, former COO, exited on 31 August 2025. His prorated 2025 STI outcome was paid as cash with no deferral requirement. • L Rivera, former EVP: Americas, exited on 31 March 2025. No STI was payable. 5 The following individuals served in an acting executive capacity during 2025, with their 2025 STI outcomes set out below: • G Lotz as EVP: People from 1 January to 31 March 2025. His 2025 STI outcome was R2,923,000 ($163,479). • J Sander as Chief Technical Officer from 1 September to 31 December 2025. His 2025 STI outcome was A$401,800 ($259,226). 103 GOLD FIELDS Integrated Annual Report 2025 Who we are Governance and leadership How we create value The value we created Our Remuneration Report Message from our Remuneration Committee Chairperson Remuneration Policy Implementation Report Appendices

Section 3: Implementation Report continued Long-term incentive – implementation for 2025 This section explains how the LTI Policy described in Section 2 was applied during 2025. It covers both: • The vesting outcomes of previously granted awards under legacy LTI arrangements • New awards granted during 2025 under the 2025 Gold Fields Share Equity Plan Consistent with our remuneration philosophy, LTI outcomes are determined strictly in accordance with the approved performance conditions and plan rules. Assessment of performance conditions Awards that vested during 2025 relate to performance cycles that commenced in prior years under the legacy LTI plans described in Section 2. These awards were tested against the approved three-year performance conditions applicable at the time of grant. The performance measures comprised a balanced mix of financial, operational and sustainability metrics, with no retesting of performance once the cycle concluded. Where performance fell below threshold, no vesting occurred. Where performance fell between threshold and target, vesting occurred on a linear basis, except where otherwise specified in the original plan rules. Full details of the relevant performance measures and outcomes are set out below. The Remuneration Committee reviewed the calculated vesting outcomes and confirmed that they accurately reflected performance against the pre-determined conditions. No upward discretion was applied. Performance period: 1 January 2023 – 31 December 2025 Estimated vesting date: 26 February 2026 Grant price: GFI:JSE – R165.94 Performance period: 1 January 2025 – 31 December 2027 Estimated vesting date: 24 February 2028 Grant price: GFI: JSE – R346.44 LTI performance conditions Weight Target (100%) Actual Achieved Final outcome Weight Threshold Target Stretch ABSOLUTE TSR (US$) (0%) (100)% (200%) Absolute TSR is measured on the US cost of equity, calculated independently using three-year Gold Fields US beta applied by 5% plus the average yield on a US three- year Treasury bond. 25.0% 9.8 44.21 200% 50.00% 25.0% No vesting below target US$ cost of equity in nominal terms over the three years US$ cost of equity in nominal terms plus 6% p.a. RELATIVE TSR (rank) Relative TSR is measured on the Gold Fields ranking against the peer group approved by the Remuneration Committee. 25.0% 5th 3rd 150% 37.50% 25.0% Ranked 6th or lower against peer group Ranked at median of peer group Ranked 1st against peer group AIC (US$/oz) AIC is measured in US$/oz over the three-year performance period. The vesting correlation for this target is a 10% movement in the target achievement for every US$10 movement. 25.0% 1,347 1 ,696 0% 0.00% AISC (US$/oz) AISC is measured as cost per ounce sold, with performance based on a cumulative 3% per annum real improvement from the 2024 base of US$1,629/oz. 25.0% 2024 baseline or lower 3% p.a. improvement on 2024 baseline 5% p.a. improvement on 2024 baseline REDUCED CARBON EMISSIONS (kt CO2e) Reduced carbon emissions are measured as the three-year cumulative total reduction in kt CO2e, as part of the 2030 abatement plan. 10.0% 668.83 676.8 108% 10.79% 12.5% Cumulative reduction in 750kt CO2e by 2027 Cumulative reduction in 882kt CO2e by 2027 Cumulative reduction in 1014kt CO2e by 2027 FEMALE REPRESENTATION (%) Female representation in mining is measured as a percentage of the total workforce with an aim to target 30% by 2030. 8.0% 25% 27% 200% 16.00% 12.5% 26.1% of total headcount 27.5% of total headcount 28.9% of total headcountTAILINGS STORAGE FACILITIES AND GISTM CONFORMANCE Achieve conditional conformance by August 2023 + full conformance by August 2024 + reduce active upstream raised TSFs to from five to three by end-2024. 7.0% Targets met 100% 7.00% LTI performance hurdle vesting outcome 121.29% 104 GOLD FIELDS Integrated Annual Report 2025 Who we are Governance and leadership How we create value The value we created Our Remuneration Report Message from our Remuneration Committee Chairperson Remuneration Policy Implementation Report Appendices

Section 3: Implementation Report continued Peer group used for relative total shareholder return comparison Relative total shareholder return (R-TSR) performance is assessed against a peer group of international mining companies that broadly reflect the Group’s sector exposure, scale and global investor base. The Remuneration Committee reviews the composition of the peer group periodically, typically in November for application in the following performance year. In recent years the composition of the peer group has evolved as a result of consolidation within the global mining sector, including mergers and acquisitions involving certain companies in the peer group. The Committee has maintained the integrity of the comparator set by continuing to assess its appropriateness as part of this review process. The Committee intends to review the composition of the R-TSR peer group again in 2026, including consideration of a potential expansion of the peer group, to ensure that it remains appropriate, representative and aligned with evolving governance practice. The evolution of the comparator group over the past three performance cycles is summarised below. R-TSR peer group comparators 2023 2024 2025 Agnico Eagle ✓ ✓ ✓ AngloGold Ashanti ✓ ✓ ✓ Barrick Gold Corporation ✓ ✓ ✓ Eldorado Gold ✓ – – Endeavour Mining Corporation ✓ ✓ ✓ Kinross ✓ ✓ ✓ Newcrest ✓ ✓ – Newmont Corporation ✓ ✓ ✓ Northern Star Resources Limited ✓ ✓ ✓ Yamana ✓ – – Pan American Silver – ✓ ✓ 105 GOLD FIELDS Integrated Annual Report 2025 Cerro Corona – process plant Who we are Governance and leadership How we create value The value we created Our Remuneration Report Message from our Remuneration Committee Chairperson Remuneration Policy Implementation Report Appendices

Section 3: Implementation Report continued LTI awards granted and vested in 2025 The table that follows distinguishes clearly between: • Vesting of legacy LTI awards — relating to performance cycles concluded in 2025 under the 2012 share plan and the 2018 cash-settled LTI plan • New LTI awards granted during 2025 under the 2025 Gold Fields share equity plan New awards granted in 2025 fall under the revised LTI structure outlined in Section 2 (LTIs), including updated performance measures and plan mechanics. These awards will be tested over the 2025 – 2027 performance cycle and therefore have no vesting impact in the current reporting year. The below table provides full transparency of award levels, performance outcomes and resulting vesting, enabling shareholders to assess the direct alignment between long-term performance and executive reward. Performance shares vested for 2023 – 2025 cycle Performance share rights granted for 2025 – 2027 cycle Granted in 2023 Value at grant1 Shares lapsed Vested outcome Vested shares Estimated fair value2 2025 salary3 Target opportunity Granted in 2025 Value at grant Estimated fair value2 Executive US$'000 US$’000 ZAR’000 US$’000 US$'000 M Fraser 15,669 148 – 121.29% 19,005 837.2 18,707 150% 80,997 1,530.9 4,730.0 A Dall – – – – – – 8,500 110% 26,989 510.1 1,576.1 C Gratias – – – – – – 8,985 110% 28,530 539.2 1,666.1 J Magagula 14,186 134 – 121.29% 17,206 757.9 6,729 110% 21,365 403.8 1,247.7 F Swanepoel – – – – – – 9,462 110% 30,044 567.8 1,754.5 M Steyn – – – – – – 7,773 110% 24,681 466.5 1,441.3 K Carter 39,730 375 – 121.29% 48,189 2,122.7 8,717 110% 27,677 523.1 1,616.2 M Preece4 85,381 806 14,230 121.29% 86,300 3,801.5 12,897 110% 40,950 774.0 2,391.4 L Rivera4 75,661 715 18,915 121.29% 68,828 3,031.9 12,127 110% 38,505 727.7 2,248.6 Footnotes: 1. The 2023 performance share grant value was translated at US$:R17.57, based on the JSE grant price of R165.94 per share 2. The 2023 performance shares and 2025 performance shares rights reflect an estimated vesting of 121.29% and 132.57%, respectively, based on a 20-day VWAP of US$44.05 at 31 December 2025 3. The 2025 LTI grant base was translated at US$:R18.33 and A$:R12.09. Performance share rights were granted on the JSE at R346.44 per share at the effective award date of 1 March 2025 4. The following executives exited during 2025: • M Preece vested his 2023 performance shares on a prorated basis to 31 August 2025 • L Rivera vested his 2023 performance shares on a prorated basis to 31 March 2025 5. The following individuals served in an acting executive capacity during 2025, with their 2025 LTI awards and vesting outcomes set out below: • G Lotz – EVP: People from 1 January to 31 March 2025, was awarded 15,004 Conditional Share Rights in 2025 and vested 9,886 Performance Shares, with an estimated fair value of $435,478 • J Sander – Chief Technical Officer from 1 September to 31 December 2025, was awarded 11,680 Conditional Share Rights in 2025 and did not vest any Performance Shares 6. The following former executives exited during 2024, with their 2025 LTI vesting outcomes set out below: • P Schmidt – former CFO, exited on 30 June 2024 and vested 50,752 Performance Shares on a prorated basis, with an estimated fair value of $2,235,626 • N Chohan – former EVP: Sustainability, exited on 31 August 2024 and vested 28,342 Performance Shares on a prorated basis, with an estimated fair value of $1,248,465 • S Mathews – former EVP: Australia, exited on 31 March 2024 and vested 30,957 Performance Shares on a prorated basis, with an estimated fair value of $1,363,656 • R Bardien – former EVP: People, exited on 31 January 2024 and vested 16,798 Performance Shares on a prorated basis, with an estimated fair value of $739,952 • J Mortoti – former EVP: West Africa, exited on 30 June 2024 and vested 37,259 Performance Shares on a prorated basis, with an estimated fair value of $1,641,259 106 GOLD FIELDS Integrated Annual Report 2025 Who we are Governance and leadership How we create value The value we created Our Remuneration Report Message from our Remuneration Committee Chairperson Remuneration Policy Implementation Report Appendices

Section 3: Implementation Report continued Remuneration for executive directors and prescribed officers (US$’000) for the reporting period ended 31 December 2025 Single total figure of remuneration Name and position Year Salary1, 2 Benefits3 Total fixed remuneration Short-term incentive4 LTI plan reflected5 Matching shares reflected6 Other7 Single total figure of remuneration EXECUTIVE DIRECTOR M Fraser 2025 1,113.1 28.8 1,141.9 1,600.1 837.2 – 0.2 3,579.3 CEO 2024 943.1 26.8 969.9 335.4 – – – 1,305.4 A Dall8 2025 404.7 21.8 426.4 478.4 – – 8.3 913.2 CFO 2024 117.1 17.5 134.6 61.4 – – 28.7 224.7 PRESCRIBED OFFICERS F Swanepoel9, 10 2025 575.3 26.6 601.9 649.0 – – 39.1 1,289.9 Chief Operating Officer 2024 535.1 26.2 561.3 151.1 – – 42.0 754.3 C Gratias 2025 478.7 18.3 497.0 608.6 – 462.3 0.2 1,568.0 EVP Strategy and Business Development 2024 134.3 6.5 140.8 47.2 – – 598.0 786.0 K Carter 2025 513.5 26.6 540.1 517.4 2,122.7 207.0 1.0 3,388.2 EVP Legal and Compliance 2024 497.9 26.2 524.0 139.1 89.0 60.1 8.3 820.6 M Steyn10, 11 2025 525.7 26.6 552.3 642.9 – – 115.4 1,310.6 EVP People and Sustainability 2024 305.1 15.6 320.7 72.6 – – 442.6 835.9 J Magagula 2025 317.2 55.7 372.9 417.3 757.9 – – 1,548.1 EVP External Affairs 2024 293.0 50.7 343.7 105.5 – – – 449.2 M Preece13 2025 452.2 22.1 474.3 530.1 3,801.5 – 276.6 5,082.5 Former Chief Operating Officer 2024 628.1 30.7 658.8 202.3 745.9 – 0.9 1,607.8 L Rivera14 2025 379.7 154.2 534.0 – 3,031.9 – 1,262.9 4,828.8 Former EVP Americas 2024 839.6 202.4 1,042.1 – 736.9 – 520.5 2,299.5 Footnotes: 1 Salary represents fixed remuneration paid during the year, including cash allowances where applicable. 2 Messrs Fraser, Dall and Gratias are employed under dual-currency contracts. Salary disclosed represents the aggregate remuneration paid under local and offshore contracts as follows: • Mr Fraser: R12,759,480 (local) and US$324,480 (offshore) • Mr Dall: R5,725,000 (local) and US$150,000 (offshore) • Mr Gratias: R6,030,600 (local) and US$161,200 (offshore) 3 Benefits comprise employer contributions to retirement funds, risk benefits and medical insurance in accordance with local employment arrangements. 4 Short-term incentive (STI) reflects cash incentives earned for the respective performance period. Amounts for 2025 relate to performance for the year ended 31 December 2025 and are payable in 2026 (2024: payable in 2025). 5 Long-term incentive (LTI) reflects the value of performance shares vesting for the year ended 31 December 2025. The 2025 amount relates to the vesting of 2023 awards, valued using a 20-day VWAP of US$44.05 (2024: 2022 awards valued using a 20-day VWAP of US$13.96). 6 Executives contributing towards their Minimum Shareholding Requirement (MSR) during 2024 received matching shares on a 3:1 basis under the Executive MSR Policy. Awards are valued using a 20-day VWAP of US$44.05. The policy was discontinued with effect from 1 January 2025. 7 Other payments include leave encashment, long-service awards, acting allowances, retention bonuses, reimbursed expenses, termination payments (where applicable) and statutory payments outside the Company’s remuneration policies. 8 A Dall assumed the interim CFO role on 1 May 2024 and was appointed permanent CFO on 1 March 2025. The amount disclosed under “Other” reflects the acting allowance paid in January and February 2025, calculated at 20% of total fixed remuneration during the acting period. 9 In addition to a local inflationary increase of 3.7% in 2025, Mr Swanepoel’s base salary increased from A$782,653 to A$900,051 following his appointment as Chief Operating Officer, effective 1 September 2025. 10 During 2025, Mr Swanepoel assumed responsibility for the South America Asset portfolio in addition to his executive duties, requiring frequent travel between Australia and South America. The Board approved an exertion allowance of A$60,607, reflected under “Other” in the 2025 single figure of remuneration. 11 In addition to a local inflationary increase of 3.7% in 2025, Ms Steyn’s base salary increased from A$642,940 to A$771,528 following her appointment to EVP: People and Sustainability and assumption of a dual executive portfolio, effective 1 April 2025. 12 Ms Steyn received the second instalment (AUD178,571) of her previously disclosed three-year sign-on payment, which is reflected under “Other” for 2025. The first instalment (AUD672,645) was reflected under “Other” for 2024. 13 Mr Preece retired on 31 August 2025. His 2025 STI and LTI vesting were prorated to the retirement date. Payments for accrued annual leave are included under “Other”. 14 Mr Rivera separated from the Company on 31 March 2025 through mutual agreement. Payments included under “Other” comprise accrued annual leave and statutory severance in accordance with Peruvian legislation. No STI was payable under the Group’s policy. LTI vesting was prorated to the termination date. 15 For Mr Lotz, who served as Acting EVP: People from 1 January to 31 March 2025, his 2025 TFR for the acting period was $63,700, STI for 2025 was $163,500, LTI reflected in the single figure was $435,500, and Other was $12,700 for the acting period, comprising an acting allowance of R227,643. His single total figure of remuneration reported for 2025 was $675,300. 16 For Mr Sander, who served as Acting Chief Technical Officer from 1 September to 31 December 2025, his 2025 TFR for the acting period was $129,500, STI for 2025 was $259,200, LTI reflected in the single figure was nil, and Other was $22,300 for the acting period, comprising an acting allowance of A$34,327. His single total figure of remuneration reported for 2025 was $411,000. 17 Former executives exited during 2024, LTI vesting was prorated to their respective exit dates and disclosed in the footnotes to the “LTI awards granted and vested in 2025” table on p106 and the “Unvested shares and cash-flow on settlement” table on p108 – 109. 107 GOLD FIELDS Integrated Annual Report 2025 Who we are Governance and leadership How we create value The value we created Our Remuneration Report Message from our Remuneration Committee Chairperson Remuneration Policy Implementation Report Appendices

Section 3: Implementation Report continued Unvested shares and cash-flow on settlement Performance share and MSR share awards1,2,3,4,5 Grant date Vest date Opening Granted Grant price Forfeited Balance Condition achieved1 Shares vested Sold Retained Closing Cash on settlement1 Estimated fair value at 31 Dec 2025 US$ Estimated fair value at 31 Dec 2024 US$ ZAR US$ $44.05 $13.96 M Fraser 2023 Performance Shares 01-Mar-23 18-Feb-26 15,669 – 165.94 – 15,669 – – – – 15,669 – 837,170 128,619 2024 Performance Shares 01-Mar-24 18-Feb-27 63,769 – 244.63 – 63,769 – – – – 63,769 – 2,413,808 537,957 2025 Performance Shares 01-Mar-25 18-Feb-28 – 80,997 346.44 – 80,997 – – – – 80,997 – 4,730,001 – Total 79,438 80,997 – 160,435 – – – – 160,435 – 7,980,979 666,576 A Dall 2025 Performance Shares 01-Mar-25 18-Feb-28 – 26,989 346.44 – 26,989 – – – – 26,989 – 1,576,065 – Total – 26,989 – 26,989 – – – – 26,989 – 1,576,065 – F Swanepoel 2024 Performance Shares 01-Mar-24 18-Feb-27 42,237 – 244.63 – 42,237 – – – – 42,237 – 1,598,751 356,313 2025 Performance Shares 01-Mar-25 18-Feb-28 – 30,044 346.44 – 30,044 – – – – 30,044 – 1,754,467 – Total 42,237 30,044 – 72,281 – – – – 72,281 – 3,353,218 356,313 C Gratias 2024 Performance Shares 01-Mar-24 18-Feb-27 15,288 – 244.63 – 15,288 – – – – 15,288 – 578,685 128,970 2025 Performance Shares 01-Mar-25 18-Feb-28 – 28,530 346.44 – 28,530 – – – – 28,530 – 1,666,059 – 2025 MSR Shares – 10,494 – 10,494 – – – – 10,494 – 462,261 – Total 15,288 39,024 – 54,312 – – – – 54,312 – 2,707,005 128,970 K Carter 2022 Performance Shares 01-Mar-22 21-Feb-25 6,846 – 209.01 – 6,846 (472) 6,374 6,374 – – 140,987 – – 2023 Performance Shares 01-Mar-23 18-Feb-26 39,730 – 165.94 – 39,730 – – – – 39,730 – 2,122,725 326,123 2024 Performance Shares 01-Mar-24 18-Feb-27 42,892 – 244.63 – 42,892 – – – – 42,892 – 1,623,551 361,838 2025 Performance Shares 01-Mar-25 18-Feb-28 – 27,677 346.44 – 27,677 – – – – 27,677 – 1,616,239 – 2024 MSR Shares 4,308 – – 4,308 – – – – 4,308 – 189,767 60,140 2025 MSR Shares – 4,700 – 4,700 – – – – 4,700 – 207,035 – Total 93,776 32,377 – 126,153 (472) 6,374 6,374 – 119,307 140,987 5,759,317 748,101 108 GOLD FIELDS Integrated Annual Report 2025 Who we are Governance and leadership How we create value The value we created Our Remuneration Report Message from our Remuneration Committee Chairperson Remuneration Policy Implementation Report Appendices

Section 3: Implementation Report continued Unvested shares and cash-flow on settlement continued Performance share and MSR share awards1,2,3,4,5 Grant date Vest date Opening Granted Grant price Forfeited Balance Condition achieved1 Shares vested Sold Retained Closing Cash on settlement1 Estimated fair value at 31 Dec 2025 US$ Estimated fair value at 31 Dec 2024 US$ ZAR US$ M Steyn 2024 Performance Shares 01-Mar-24 18-Feb-27 20,491 – 244.63 – 20,491 – – – – 20,491 – 775,632 172,863 2025 Performance Shares 01-Mar-25 18-Feb-28 – 24,681 346.44 – 24,681 – – – – 24,681 – 1,441,316 – Total 20,491 24,681 – 45,172 – – – – 45,172 – 2,216,948 172,863 J Magagula 2023 Performance Shares 01-Mar-23 18-Feb-26 14,186 – 165.94 – 14,186 – – – – 14,186 – 757,924 116,445 2024 Performance Shares 01-Mar-24 18-Feb-27 25,852 – 244.63 – 25,852 – – – – 25,852 – 978,571 218,088 2025 Performance Shares 01-Mar-25 18-Feb-28 – 21,365 346.44 – 21,365 – – – – 21,365 – 1,247,672 – Total 40,038 21,365 966.00 – 61,403 – – – – 61,403 – 2,984,167 334,534 109 GOLD FIELDS Integrated Annual Report 2025 Who we are Governance and leadership How we create value The value we created Our Remuneration Report Message from our Remuneration Committee Chairperson Remuneration Policy Implementation Report Appendices St Ives - Lake Lefroy at sunrise

Section 3: Implementation Report continued Unvested shares and cash-flow on settlement continued Performance share and MSR share awards1,2,3,4,5 Grant date Vest date Opening Granted Grant price Forfeited Balance Condition achieved1 Shares vested Sold Retained Closing Cash on settlement1 Estimated fair value at 31 Dec 2025 US$ Estimated fair value at 31 Dec 2024 US$ EXITED EXECUTIVES M Preece6 2022 Performance Shares 01-Mar-22 21-Feb-25 57,390 – 209.01 – 57,390 (3,960) 53,430 24,844 28,586 – 549,528 – – 2023 Performance Shares 01-Mar-23 18-Feb-26 85,381 – 165.94 14,230 71,151 – – – – 71,151 – 3,801,515 584,042 2024 Performance Shares 01-Mar-24 18-Feb-27 58,560 – 244.63 29,280 29,280 – – – – 29,280 – 1,108,342 247,007 2025 Performance Shares 01-Mar-25 18-Feb-28 – 40,950 346.44 34,125 6,825 – – – – 6,825 – 398,564 – Total 201,331 40,950 77,635 164,646 (3,960) 53,430 24,844 28,586 107,256 549,528 5,308,421 831,048 L Rivera6 2022 Performance Shares 01-Mar-22 21-Feb-25 56,698 – 209.01 – 56,698 (3,912) 52,786 52,786 – – 1,167,581 – – 2023 Performance Shares 01-Mar-23 18-Feb-26 75,661 – 165.94 18,915 56,746 – – – – 56,746 – 3,031,873 465,798 2024 Performance Shares 01-Mar-24 18-Feb-27 29,554 – 244.63 17,240 12,314 – – – – 12,314 – 466,137 103,881 2025 Performance Shares 01-Mar-25 18-Feb-28 – 38,504 346.44 35,295 3,209 – – – – 3,209 – 187,433 – Total 161,913 38,504 71,450 128,967 (3,912) 52,786 52,786 – 72,269 1,167,581 3,685,443 569,680 Footnotes: 1. The 2022 performance shares vested at 93.10%, based on a JSE market value price of R345.99. For Mr Preece, Mr Mokoatle, Mr Lotz, Ms Carter and Mr Rivera, vesting occurred in May 2025 due to a special closed period restriction and was valued at a JSE market price of R395.49 2. The estimated fair value of 2023 performance shares reflects vesting of 121.29% using a 20-day VWAP of US$44.05 for 2025 and 58.80% using a 20-day VWAP of US$13.96 for 2024 3. The estimated fair value of 2024 performance shares reflects vesting of 85.93% using a 20-day VWAP of US$44.05 for 2025 and 60.43% using a 20-day VWAP of US$13.96 for 2024 4. The estimated fair value of 2025 performance shares reflects vesting of 132.57%, using a 20-day VWAP of US$44.05 for 2025 5. The estimated fair value of MSR matching shares reflects vesting at 100%, using a 20-day VWAP of US$44.05 for 2025 and US$13.96 for 2024 6. Performance share vesting for executives who retired or separated was prorated to their contractual exit dates as follows: • Mr Preece – exit 31 August 2025: 2023 award – 30/36 months, 2024 award – 18/36 months, 2025 award – 6/36 months • Mr Rivera – exit 31 March 2025: 2023 award – 27/36 months, 2024 award –15/36 months, 2025 award – 3/36 months 7 The following individuals served in an acting executive capacity during 2025 • G Lotz – EVP: People from 1 January to 31 March 2025. Opening unvested awards were 19,573. He was awarded 15,004 Conditional Share Rights in 2025, 5,953 awards vested during the year, and 28,183 unvested awards remained in flight at 31 December 2025, with cash on settlement of $131,675 and an estimated fair value of $1,502,017. • J Sander – Chief Technical Officer from 1 September to 31 December 2025. Opening unvested awards were 4,883. He was awarded 11,680 Conditional Share Rights in 2025, 4,546 awards vested during the year, and 11,680 unvested awards remained in flight at 31 December 2025, with cash on settlement of $87,967 and an estimated fair value of $682,070. The table below provides an aggregated summary, by former executive, of share awards that vested during 2025 and unvested awards remaining in flight at 31 December 2025, showing both vesting outcomes during the year and the value of awards that remain subject to future vesting. Former executives Opening unvested awards1 Vested in 20252 Closing unvested awards3 Cash on settlement (US$) Estimated fair value at 31 Dec 2025 (US$)4 R Bardien 80 521 20 936 13 849 188 377 739 952 N Chohan 124 175 35 190 28 715 316 632 1 450 919 S Mathews 175 080 33 974 26 963 657 413 1 418 146 J Mortoti 117 776 5 351 35 304 103 544 1 814 816 P Schmidt 229 005 54 718 48 431 1 058 820 2 485 037 Footnotes 1 No awards were granted to former executives during 2025 following cessation of employment. 2 Performance Shares awarded in 2022 vested in 2025 on a prorated basis to each executive’s contractual exit date. 3 Closing unvested awards comprise outstanding 2023 and, where applicable, 2024 Performance Share awards that remain subject to the original vesting schedules. 4 Estimated fair value at 31 December 2025 reflects the value of closing unvested awards remaining in flight. 110 GOLD FIELDS Integrated Annual Report 2025 Who we are Governance and leadership How we create value The value we created Our Remuneration Report Message from our Remuneration Committee Chairperson Remuneration Policy Implementation Report Appendices

Section 3: Implementation Report continued Minimum shareholding requirements As outlined in the Remuneration Policy, Gold Fields maintains minimum shareholding requirements (MSR) for executive directors and Executive Committee members to strengthen alignment with shareholders and support a long-term ownership mindset. The Remuneration Committee reviews executive shareholdings annually to monitor progress against the MSR and to ensure that executives maintain meaningful equity exposure in the Company. In line with evolving governance standards and investor expectations, the focus on executive shareholding extends beyond meeting minimum thresholds within prescribed timelines to demonstrating a sustained commitment to building and maintaining meaningful holdings that reflect confidence in the Company’s long-term performance. Matching share awards, which previously supported progress towards the MSR, were discontinued with effect from 1 January 2025, further reinforcing the pay-for-performance orientation of the Executive Remuneration Framework. The shareholdings of executive directors and Executive Committee members relative to the applicable MSR are summarised below. Executives Holding start date Holding period end MSR target MSR – opening MSR share commitment in 2025 Equity used MSR – closing 1,2 MSR achievement MJ Fraser3 01-Jan-24 01-Jan-29 300% – – – – 0% AT Dall5 01-Mar-25 01-Mar-30 100% – – – – 0% CO Gratias 01-Aug-24 01-Aug-29 100% 20,000 – GFI:NYSE 36,364 117% J Magagula3 01-Sept-23 01-Sept-28 100% – – – – 0% F Swanepoel5 01-Jun-23 01-Jun-28 100% – – – – 0% M Steyn4 01-Jun-24 01-Jun-29 100% – – – – 0% K Carter 01-Mar-23 01-Mar-28 100% 21,144 — GFI:JSE 27,869 103 % Footnotes: 1 Executives are encouraged to accumulate and hold their targeted MSR multiple of salary in GFL equity within a five-year period 2 Shares committed by 31 December 2025 are included for indicative purposes. Personal shares are grossed up for tax in line with MSR Policy 3. Mr Fraser and Ms Magagula vested LTI awards for the first time in respect of the performance cycle ending 31 December 2025 and have retained shares towards meeting their MSR. 4. Ms Steyn has not yet vested any LTI awards and is expected to vest for the first time in respect of the performance cycle ending 31 December 2026. 5. F Swanepoel and A Dall have not yet vested any equity awards and have to date vested only cash-settled awards. They are expected to vest equity for the first time in respect of the performance cycles ending 31 December 2026 and 31 December 2028, respectively. Shareholdings include beneficially owned shares and vested shares held by executives. The value of shareholdings is assessed annually for purposes of monitoring compliance with the MSR. 111 GOLD FIELDS Integrated Annual Report 2025 Who we are Governance and leadership How we create value The value we created Our Remuneration Report Message from our Remuneration Committee Chairperson Remuneration Policy Implementation Report Appendices Windfall operations_Underground

Section 3: Implementation Report continued Non-executive director remuneration: implementation for 2025 NEDs are remunerated in accordance with the policy set out in Section 2 (NED remuneration). As described in that section, NEDs receive fixed annual fees only, determined by role and Committee responsibilities, and do not participate in any STI or LTI arrangements. This structure preserves independence and ensures that NED remuneration remains aligned with governance responsibilities rather than Company performance. Fees disclosed below reflect: • The 2024/2025 fee cycle (applicable from 1 January 2025 to 31 May 2025) • The 2025/2026 fee cycle approved by shareholders at the 2025 AGM (applicable from 1 June 2025 to 31 December 2025) All fees are paid in US Dollars, irrespective of Directors’ country of residence, consistent with the global nature of the Group and the benchmarking approach described in the policy section. With effect from 1 December 2025, the Company assumed responsibility for certain offshore tax administration and facilitation fees for NEDs, as charged by an external service provider. Directors remain responsible for their personal tax compliance obligations. The Company considers these costs to be administrative in nature and not part of director remuneration. The amounts involved are not material and are disclosed in the interests of transparency. The table below sets out the total fees paid to each NED for the year ended 31 December 2025, reflecting the applicable fee cycles described above. NEDs US$’000 2025 directors' fees 2025 Committee fees 2025 total Board fees 2024 total Board fees 2025 total subsidiary Board fees 2024 total subsidiary Board fees CURRENT DIRECTORS YGH Suleman1 257.97 – 257.97 231.96 – – JE McGill2 138.20 29.57 167.78 163.69 – – ZBM Bassa3 93.59 62.10 155.69 48.09 – – TP Goodlace 93.59 60.80 154.39 133.83 – – P Sibiya4 93.59 75.99 169.58 144.47 – – CAT Smit5 93.59 61.97 155.56 134.13 – – A Andani6 93.59 67.97 161.56 172.38 86.63 81.46 MC Bitar7 93.59 57.81 151.40 143.39 – – S McCrae 93.59 53.29 146.88 42.07 – – J MacKenzie8 39.63 4.52 44.14 – – – M Rawlinson9 39.63 4.88 44.50 – – – EXITED DIRECTORS S Reid10 67.09 – 67.09 150.97 9.36 34.40 P Bacchus11 37.39 34.28 71.67 182.04 – Board and subcommittee fees are paid monthly and determined annually. The monthly fees reported are for the reporting period of 1 January 2025 to 31 December 2025. Capital Projects Control and Review Committee reconstituted as a Technical Committee effective 1 January 2025. 1 YGH Suleman received an all-inclusive fee as Chairperson of the Board 2 JE McGill elected as the Lead Independent Director and Chairperson of the Remuneration Committee effective 29 May 2025. Retired as Chairperson and member of SET Committee. Receives an all-inclusive fee 3 ZBM Bassa elected as Chairperson of Risk Committee effective 29 May 2025 4 P Sibiya retired from SET Committee effective 29 May 2025 5 CAT Smit elected as Chairperson of the Strategy and Investment Committee, member of the SET Committee and retired from the Technical Committee all effective 29 May 2025 6 Mr A. Andani’s term on the Audit Committee concluded on 29 May 2025. In addition to the fees disclosed above, Mr Andani received subsidiary Board fees for serving on the Gold Fields Ghana Limited and Abosso Goldfields Limited Board 7 MC Bitar elected as Chairperson of SET Committee effective 29 May 2025 8 JF MacKenzie appointed as NED to the Board from 1 August 2025. Appointed to the Nomination and Governance Committee, Safety, Health and Sustainable Development Committee, Strategy and Investment Committee and Technical Committee effective 1 December 2025 9 MI Rawlinson appointed as NED to the Board from 1 August 2025. Appointed to the Audit Committee, Remuneration Committee, Strategy and Investment Committee, and Technical Committee effective 1 December 2025 10 SP Reid retired as director, LID and Chairperson of the Remuneration Committee effective 29 May 2025. Resigned as NED of the Managing Board of the Gold Fields Netherlands Services B.V and Gold Fields Orogen Holding (BVI) Limited effective 31 March 2025 11 PJ Bacchus retired as director and Chairperson of the Risk Committee and the Strategy and Investment Committee effective 29 May 2025 112 GOLD FIELDS Integrated Annual Report 2025 Who we are Governance and leadership How we create value The value we created Our Remuneration Report Message from our Remuneration Committee Chairperson Remuneration Policy Implementation Report Appendices

Section 3: Implementation Report continued Conclusion and shareholder vote The Remuneration Committee is satisfied that the Remuneration Policy and its implementation during the 2025 financial year remained aligned with Gold Fields’ strategy, performance outcomes and long-term shareholder interests. Throughout the year, the Committee exercised independent judgement in applying the policy, ensuring that remuneration outcomes reflected underlying business performance, leadership contribution and responsible governance. We are confident that the framework continues to support disciplined execution, sustainable value creation and alignment between executive reward and shareholder experience. As set out in King IV, shareholders are required to cast non-binding advisory votes on both the Remuneration Policy and the Implementation Report at Gold Fields’ AGM on 21 May 2026. Should either resolution receive less than 75% support, the Committee will initiate a structured shareholder engagement process to understand the reasons for dissenting votes and to consider appropriate remedial actions. Feedback received will inform the continued evolution of our Remuneration Framework, ensuring it remains fair, responsible and aligned with stakeholder expectations. We value constructive dialogue with our shareholders and remain committed to transparency, accountability and continuous improvement in our remuneration practices. 113 GOLD FIELDS Integrated Annual Report 2025 Windfall project staff members Who we are Governance and leadership How we create value The value we created Our Remuneration Report Message from our Remuneration Committee Chairperson Remuneration Policy Implementation Report Appendices

Appendices We continue to improve the quality of our portfolio by adding low-cost, long-life assets that will enable us to create value sustainably, through the cycles. Simultaneously, we are investing in our existing operations to ensure their continued sustainability, productivity and longevity. In this chapter Application of King IV 115 Application of section 5.7 of the JSE Listings Requirements 118 Glossary 119 Administrative and corporate information 121 114 GOLD FIELDS Integrated Annual Report 2025 State of the art remote monitoring centre in Santiago, Chile Who we are Governance and leadership How we create value The value we created Our Remuneration Report Appendices Application of King IV Application of section 5.7 of the JSE Listings Requirements Glossary Administrative and corporate information

Application of King IV The Board is committed to the principles and recommended practices of King IV and, to this end, ensured material compliance during 2025. The table below provides an overview of Gold Fields’ compliance with the principles. Leadership, ethics and corporate citizenship Leadership Principle 1: The governing body should lead ethically and effectively. • Chairperson’s report (p9 – 10) • Doing business ethically (p11) • How good governance creates value (p12) • SET Committee (p25) • Material matters (p56 – 60) • Reflections from our SET and SHSD Committee Chairpersons (SR, p19) Organisational ethics Principle 2: The governing body should govern the ethics of the organisation in a way that supports the establishment of an ethical culture. • How good governance creates value (p12) • SET Committee – Supporting value creation in 2025 (p25) • Material matters – Upholding sound corporate governance principles (p60) Responsible corporate citizenship Principle 3: The governing body should ensure that the organisation is and is seen to be a responsible corporate citizen. • How good governance creates value (p12) • Key Board focus areas for 2025 – Safe, reliable and cost-effective operations (p18) • SHSD Committee – Supporting value creation in 2025 (p24) • SET Committee – Mandate and Supporting value creation in 2025 (p25) Strategy performance and reporting Strategy and performance Principle 4: The governing body should appreciate that the organisation’s core purposes, its risks and opportunities, strategy and business model, performance and sustainable development are all inseparable elements of the value creation process. • Doing business ethically (p11) • How good governance creates value (p12) • Board committees – Supporting value creation in 2025 (p19 – 27) • About this report – Our Value creation context (p4) • 2025 Integrated Annual Report at https://www.goldfields.com/integrated-annual-reports.php Reporting Principle 5: The governing body should ensure that reports issued by the organisation enable stakeholders to make informed assessments of the organisation’s performance, and short, medium and long-term prospects. • Key Board focus areas for 2025 (p18) • Full suite of Gold Fields reports at https://www.goldfields.com/integrated-annual-reports.php Primary role and responsibilities of the governing body Principle 6: The governing body should serve as the focal point and custodian of corporate governance in the organisation. • Governance Framework (p13) • Governance structure (p16) Principles Section in reporting suite covering the recommendation 115 GOLD FIELDS Integrated Annual Report 2025 Who we are Governance and leadership How we create value The value we created Our Remuneration Report Appendices Application of King IV Application of section 5.7 of the JSE Listings Requirements Glossary Administrative and corporate information

Application of King IV continued Principles Section in reporting suite covering the recommendation Strategy performance and reporting continued Composition of the governing body Principle 7: The governing body should comprise the appropriate balance of knowledge, skills, experience, diversity and independence for it to discharge its governance role and responsibilities objectively and effectively. • N&G Committee – Supporting value creation in 2025 (p21) • Board of Directors (p14 – 15) • Board skills (p15) • Board composition (p15) Committees of the governing body Principle 8: The governing body should ensure that its arrangements for delegation within its own structures promote independent judgement, and assist with balance of power and the effective discharge of its duties. • Governance structure (p16) • Board committees (p19 – 27) • Board appointment and succession (p28) Evaluations of the performance of the governing body Principle 9: The governing body should ensure that the evaluation of its own performance and that of its committees, its Chairperson and its individual members support continued improvement in its performance and effectiveness. • Board committees (p19 – 27) • N&G Committee – Mandate and supporting value creation in 2025 (p21) • Board appointment and succession (p28) • Board evaluation (p28) Appointment and delegation to management Principle 10: The governing body should ensure that the appointment of, and delegation to, management contribute to role clarity and the effective exercise of authority and responsibilities. • Governance Framework (p13) • Executive Committee (p29) Governance functional areas Risk governance Principle 11: The governing body should govern risk in a way that supports the organisation in setting and achieving its strategic objectives. • Doing business ethically (p11) • How good governance creates value – Robust strategy (p12) • Board committees (p19 – 27) • Risks and opportunities – Board oversight (p44 – 54) • Unpacking our strategy (p61 – 64) Technology and information governance Principle 12: The governing body should govern technology and information in a way that supports the organisation setting and achieving its strategic objectives. • Audit Committee Report in our 2025 Annual Financial Report at https://www.goldfields.com/financial-reports.php 116 GOLD FIELDS Integrated Annual Report 2025 Who we are Governance and leadership How we create value The value we created Our Remuneration Report Appendices Application of King IV Application of section 5.7 of the JSE Listings Requirements Glossary Administrative and corporate information

Application of King IV continued Principles Section in reporting suite covering the recommendation Governance functional areas continued Compliance governance Principle 13: The governing body should govern compliance with applicable laws and adopted, non-binding rules, codes and standards in a way that supports the organisation being ethical and a good corporate citizen. • Doing business ethically – Legal and compliance (p11) • How good governance creates value – Regulatory compliance (p12) • SHSD Committee – Mandate and supporting value creation in 2025 (p24) • SET Committee – Mandate and supporting value creation in 2025 (p25) • Reflections from our SET and SHSD Committee Chairpersons (SR, p19) Principle 14: The governing body should ensure that the organisation remunerates fairly, responsibly and transparently so as to promote the achievement of strategic objectives and positive outcomes in the short, medium and long term. • How good governance creates value – Fair remuneration (p12) • Message from our Remuneration Committee Chairperson (p83 – 85) • Remuneration Policy (p86 – 98) • Remuneration Implementation Report (p99 – 113) Assurance Principle 15: The governing body should ensure that assurance services and functions enable an effective control environment, and that these support the integrity of information for internal decision-making and of the organisation’s external reports. • Doing business ethically (p11) • Audit Committee Report in our 2025 Annual Financial Report at https://www.goldfields.com/financial-reports.php Stakeholders Principle 16: In the execution of its governance roles and responsibilities, the governing body should adopt a stakeholder inclusive approach that balances the needs, interests and expectations of material stakeholders in the best interests of the organisation over time. • Chairperson’s report (p9 – 10) • How good governance creates value – Inclusive stakeholder engagement (p12) • Message from our Remuneration Committee Chairperson (p83 – 85) • SET Committee – Supporting value creation in 2025 (p25) • Reflections from our SET and SHSD Committee Chairpersons (SR, p19) 117 GOLD FIELDS Integrated Annual Report 2025 Who we are Governance and leadership How we create value The value we created Our Remuneration Report Appendices Application of King IV Application of section 5.7 of the JSE Listings Requirements Glossary Administrative and corporate information

Application of section 5.7 of the JSE Listings Requirements 5.7(a) Adopt and apply the King Code through the King Code application and disclosure regime. The Board has applied the King Code recommendations as part of its Reporting Framework. 5.7(b) A brief CV and capacity of each director must be included in the PLS. Brief CVs of our directors are listed on p14 of the Integrated Annual Report and p1 – 4 of the Notice of AGM. 5.7 (c) Directors and senior management must collectively have the appropriate expertise and experience for the governance and management of the company. Expertise and experience of the directors and senior management are listed on p15. 5.7(d) Issuers must have a CEO and a Chairman and these positions must not be held by the same person. Gold Fields’ CEO position and Chairperson positions are not held by the same person, with the Chairperson being an independent NED. The Chairman must either be an independent non-executive director or the issuer must appoint a lead independent director as defined in King Code. The Board has both a Chairperson who is an independent director and a Lead Independent Director, who performs the role and functions of the Chairperson in the absences of the Chairperson and any other circumstances when required. 5.7 (e) Issuers must have an executive financial director. Gold Fields has a full-time financial director, since the appointment of Alex Dall on 1 March 2025. 5.7 (f) The appointment of a company secretary and the Board must satisfy themselves as to the competence, qualifications and experience of the company secretary, annually. The Company Secretary is appointed in accordance with the Companies Act and the King Code recommendations. The Board considered the Company Secretary’s competence, qualifications and experience at its meeting held in November 2025 and is satisfied that she is competent and has the appropriate qualifications and experience to serve as the Company Secretary. The Company Secretary maintains an arm’s-length relationship with the Board and serves as a key liaison with stakeholders. 5.7 (g) Issuers must appoint an Audit Committee in compliance with the Companies Act and King Code. The Board appointed an Audit Committee that is chaired by an independent NED. Audit Committee members are all independent NEDs. Issuers must appoint a Remuneration Committee in compliance with the Companies Act and King Code. Gold Fields’ appointed Remuneration Committee comprises of only independent NEDs and has an independent Chairperson that is not the Chairperson of the Board. Issuers must appoint a Social and Ethics Committee in compliance with the Companies Act and King Code. Gold Fields’ appointed Social and Ethics Committee which comprises of independent NEDs as majority and the CEO as a member of the Committee. The Chairperson is an independent NED. A brief description of the above committees’ mandates, the number of meetings held, and any other relevant information must be disclosed in the annual report. Each Committee provides a brief description in the Governance Report of its mandate, number of meetings held in the year focus areas for the year and any other relevant information. 5.7(h) The Audit Committee must: – On an annual basis, consider and satisfy itself of the appropriateness of the competence, expertise and experience of the Financial Director. The Audit Committee considers and satisfies itself of the appropriateness of the expertise and experience of Gold Fields’ Financial Director on an annual basis and reports the findings to the Board. – Issuer to ensure appropriate financial reporting procedures, including consideration of all entities included in the consolidated group IFRS financial statements and access to all financial information. The Audit Committee ensures that the Issuer has appropriate financial reporting procedures which includes consideration of all entities and has access to all financial information by way of the committee’s workplan, financial reports and performance, and annual financial statements. – Consider relevant information provided by the audit firm and audit partner when assessing suitability of appointment or re-appointment of auditor. The Audit Committee holds a quality review of the external auditor meeting, to consider the audit quality and regulatory inspection report and any other information provided. – The appointment or re-appointment of the auditor is presented and included as a resolution at the annual general meeting of the issuer and the Board to confirm the Audit Committee has executed its responsibilities. Gold Fields has included the re-appointment of the auditor in its notice of AGM and will be tabled at the Annual general meeting for shareholder approval, and the Board has confirmed in the annual report that the Audit Committee has executed its responsibilities. 5.7 (i) The Board must have a policy evidencing clear balance of power and authority detailing the procedures for the appointment to the Board. The Board Charter ensures that there is clear balance of power and authority with no directors is subject to unfettered powers of decision making within the Board and majority of the directors being non-executive directors. 5.7 (j) Issuer to have a policy on the promotion of broader diversity at Board level. The Nominations and Governance Committee ensures adequate diversity in race, gender, culture, skills and experience. The Board adopted a diversity policy which includes the Board’s diversity targets. 5.7 (k) The remuneration policy and the implementation report must be tabled every year for separate non-binding advisory votes at the annual general meeting. Gold Fields will table the remuneration policy and implementation report at its annual general meeting as contained in the annual general meeting notice and the measures and engagements to be taken should Gold Fields receive dissenting votes by 25% or more. Requirement Principle Gold Fields’ approach and compliance 118 GOLD FIELDS Integrated Annual Report 2025 Who we are Governance and leadership How we create value The value we created Our Remuneration Report Appendices Application of King IV Application of section 5.7 of the JSE Listings Requirements Glossary Administrative and corporate information

Glossary Abbreviations AGM Annual General Meeting AIC All-in costs AO Asset optimisation AISC All-in sustaining costs ASM Artisanal and small-scale mining B-BBEE Broad-Based Black Economic Empowerment Board Board of directors CAS Collision avoidance system CEO Chief Executive Officer CFO Chief Financial Officer Company/Group/Gold Fields Gold Fields Limited COO Chief Operating Officer EBITDA Earnings before interest, taxes, depreciation, and amortisation EIA Environmental Impact Assessment ESG Environmental, social and governance EVP Executive Vice President FCF Free cash-flow FID Final investment decision GHG Greenhouse gas GISTM Global Industry Standard on Tailings Management GRP Guaranteed remuneration package GRI Global Reporting Initiative HAART Highly Active Anti-Retroviral Therapy IAR Integrated Annual Report IBA Impact and benefit agreement ICMM International Council on Mining and Metals ICT Information communication and technology IFRS International Financial Reporting Standards JSE Johannesburg Stock Exchange LID Lead Independent Director LOM Life-of-mine LTI Long-Term Incentive 119 GOLD FIELDS Integrated Annual Report 2025 Who we are Governance and leadership How we create value The value we created Our Remuneration Report Appendices Application of King IV Application of section 5.7 of the JSE Listings Requirements Glossary Administrative and corporate information

Glossary continued LTI Lost time injuries LTIFR Lost time injury frequency rate M&A Mergers and acquisitions MSR Minimum Shareholding Requirement NED Non-executive directors N&G Committee Nomination and Governance Committee NYSE New York Stock Exchange RCF Revolving Credit Facility ROIC Return on Invested Capital SED Socio-economic development SET Committee Safety, Ethics and Transformation Committee SHSD Committee Safety, Health and Sustainable Development Committee S&I Committee Strategy and Investment Committee SME Small and medium-sized enterprises SOX Sarbanes-Oxley Act SR Sustainability Report STI Short-Term Incentive TCFD Task Force on Climate-related Financial Disclosures TFR Total fixed remuneration TRIFR Total recordable injury frequency rate TSF Tailings storage facility TSR Total Shareholder Return UN United Nations VCT Voluntary counselling and testing VWAP Volume weighted average price WGC World Gold Council 120 GOLD FIELDS Integrated Annual Report 2025 Who we are Governance and leadership How we create value The value we created Our Remuneration Report Appendices Application of King IV Application of section 5.7 of the JSE Listings Requirements Glossary Administrative and corporate information

Administration and corporate information Gold Fields Limited Incorporated in the Republic of South Africa Registration number 1968/004880/06 JSE, NYSE, DIFX Share code: GFI Issuer code: GOGOF ISIN: ZAE000018123 Company Secretary Anr&eacute; Weststrate Mobile: +27 83 635 5961 Email: anre.weststrate@goldfields.com Registered Office Johannesburg Gold Fields Limited 150 Helen Road Sandown Sandton 2196 Postnet Suite 252 Private Bag X30500 Houghton 2041 Tel: +27 11 562 9700 Office of the United Kingdom Secretaries London St James’s Corporate Services Limited Second Floor 107 Cheapside London EC2V 6DN United Kingdom Tel: +44 (0) 20 3869 0706 Email: general@corpserv.co.uk American depository receipts transfer agent Shareholder correspondence should be mailed to: BNY Mellon PO Box 43006 Providence RI 02940-3078 Overnight correspondence should be sent to: BNY Mellon 150 Royall Street, Suite 101 Canton, MA 02021 Tel: 866 247 3871 Domestic Tel: 201 680 6825 Foreign Email: shrrelations@cpushareownerservices.com Sponsor J.P. Morgan Equities South Africa Proprietary Limited 1 Fricker Road Illovo, Johannesburg 2196 South Africa Investor and media enquiries Jongisa Magagula Mobile: +27 82 562 5288 Email: jongisa.magagula@goldfields.com Email: investor.relations@goldfields.com Kershnee Govender Mobile: +27 83 564 4090 Email: kershnee.govender@goldfields.com Email: media@goldfields.com Transfer secretaries South Africa Computershare Investor Services Proprietary Limited Rosebank Towers 15 Biermann Avenue Rosebank Johannesburg 2196 Private Bag X9000 Saxonwold 2132 Tel: +27 11 370 5000 Fax: +27 11 688 5248 United Kingdom MUFG Corporate Markets (formerly Link Group) Central Square 29 Wellington Street Leeds, LSI 4 DL United Kingdom Tel: +44(0) 371 664 0300 Email: shareholderenquiries@cm.mpms.mufg.com Calls are charged at the standard geographic rate and will vary by provider. Calls outside the United Kingdom will be charged at the applicable international rate. Lines are open between 09:00 and 17:30, Monday to Friday excluding public holidays in England and Wales. Listings JSE/NYSE/GFI Directors: YGH Suleman (Chairperson), MJ Fraser* (CEO), AT Dall (CFO)*, A Andani#, ZBM Bassa, MC Bitar@, TP Goodlace, SL McCrae&, JE McGill^, JF MacKenzie, MI Rawlinson†, PG Sibiya, CAT Smit South African unless otherwise stated. ˆAustralian, †British, &Canadian, @Chilean, #Ghanaian, *Executive director www.goldfields.com 121 GOLD FIELDS Integrated Annual Report 2025 Who we are Governance and leadership How we create value The value we created Our Remuneration Report Appendices Application of King IV Application of section 5.7 of the JSE Listings Requirements Glossary Administrative and corporate information

Creating enduring value beyond mining

AFR-1	Gold Fields
Gold Fields Limited
Annual Financial Report
Creating enduring value beyond mining

AFR-2	Gold Fields

Contents
Annual Financial Report

Statement of responsibility by the Board of Directors	3	Consolidated statement of comprehensive income	70
Company Secretary’s Certificate	4	Consolidated statement of financial position	71
Chief Executive Officer and Chief Financial Officer Responsibility Statement	5	Consolidated statement of changes in equity	72
Audit Committee report	6	Consolidated statement of cash-flows	73
Director’s report	10	Notes to the consolidated financial statements	74
Management’s discussion and analysis of the financial statements	15	Operating and financial information by mine (unaudited)	133
Report of Independent Registered Public Accounting Firm	47	Shareholders’ information (unaudited)	140
Accounting policies	50	Glossary of terms	142
Consolidated income statement	69	Administration and corporate information	145
Notice of Annual General
Meeting
Annual Financial Report
Mineral Resources and Mineral
Reserves Supplement
Integrated Annual Report
Details the resolutions to be tabled
to shareholders at our 2025 Annual
General Meeting (AGM).
Contains the Directors’ Report,
Audit Committee Report and Annual
Financial Statements, fulfilling our
statutory financial reporting
requirements.
Provides detailed technical and
operational information relating to
our operations.
Details how Gold Fields creates,
preserves and erodes value over
time, and serves as our primary
report to capital providers. This
report also includes valuable
information for other stakeholders.

Our 2025 reporting suite
Sustainability Report
ESG databook
Form 20-F
Tax Report
Provides an overview of how Gold
Fields delivers positive social and
environmental impact.
Includes key data, as well as cross
references to the GRI, ICMM
Principles, United Nations (UN)
Global Compact Principles, UN
SDGs and the Value Reporting
Foundation.
Comprises our annual report on
Form 20-F filed with the United
States (US) Securities and
Exchange Commission (SEC) as a
foreign private issuer trading on
the New York Stock Exchange
(NYSE).
Defines our tax principles and the
Group's approach to tax, and
includes our country-by-country
report.
About this cover
The audited financial statements for the year ended 31 December 2025 were prepared by the corporate accounting staff of Gold Fields headed by Tzvet Ilarionova, the Group Financial Controller. This process was supervised by Alex Dall, the Group’s Chief Financial Officer (CFO).
Note
Gold Fields is a globally diversified gold producer
with nine mines in Australia, South Africa, Ghana, Peru and Chile and one project in Canada. We have total attributable annual gold-equivalent production of 2.438Moz, proved and probable gold Mineral Reserves of 48.3Moz, measured and indicated gold Mineral Resources of 34.2Moz
(excluding Mineral Reserves) and inferred Gold Mineral Resources of 12.8Moz (excluding Mineral Reserves). Our shares are listed on the Johannesburg Stock Exchange (JSE) and our American depositary shares trade on the
New York Stock Exchange (NYSE).
Send us your feedback
We value your feedback on our reporting suite. To support our efforts to report on the issues our stakeholders care about, please provide any feedback and questions to investors@goldfields.com or
sustainability@goldfields.com.
You can also visit www.goldfields.com and download the feedback form.
View our online
report here

AFR-3	Gold Fields
Statement of responsibility by the Board of Directors
The directors are responsible for the preparation, integrity and fair presentation of the Annual Financial Statements ("AFS") of Gold Fields
Limited ("Gold Fields") and its subsidiaries (together referred to as the Group or the Company), comprising the Consolidated Statement of
Financial Position at 31 December 2025, the Consolidated Income Statement and Consolidated Statement of Comprehensive Income,
Changes in Equity and Cash-Flows for the year then ended, the accounting policies and the notes to the Consolidated Financial
Statements, as well as the Directors’ Report. These financial statements presented on pages 15 to 132 were prepared in accordance with the IFRS® Accounting Standards and the requirements of the South African Companies Act No 71 of 2008, as amended ("Companies Act"), the JSE Limited Listings Requirements and include amounts based on judgements and estimates made by management.
The directors consider that, in the preparation of the financial statements, the most appropriate accounting policies have been used, consistently applied and supported by reasonable and prudent judgements and estimates, and that all IFRS Accounting Standards they consider to be applicable have been followed. The directors are satisfied that the information contained in the AFS fairly presents the results of operations and cash-flows for the year and the financial position of the Group at year-end. The directors are responsible for the accuracy of the other information included in the Annual Financial Report ("AFR") and its consistency with the financial statements.
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
The Group’s external auditors, PricewaterhouseCoopers Inc (PwC), audited the financial statements, and their report is presented on pages 47 to 49.
Approval of consolidated annual financial statements
Gold Fields’ consolidated AFS, as identified in the first paragraph, were approved by the Board of Directors ("Board") on 30 March 2026
and are signed on its behalf by:
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
Anré Weststrate
Company Secretary
30 March 2026

AFR-5	Gold Fields
Chief Executive Officer and Chief Financial Officer
Responsibility Statement
In terms of section 5.9 of the JSE Listings Requirements, the directors, whose names are stated below, hereby confirm that:
a.The AFS set out on pages 50 to 132 fairly present in all material respects the financial position, financial performance and cash-flows of the issuer in terms of IFRS® Accounting Standards;
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
Audit Committee Report
for the year ended 31 December 2025
Introduction
We are pleased to present the Audit Committee (the "Committee") report for the year ended 31 December 2025.
Composition and meetings
The members of the Gold Fields’ Audit Committee were appointed by our shareholders at the AGM on 28 May 2025. At the AGM, Ms PG
Sibiya (Chairperson) was re-elected member of the Audit Committee while Mr CAT Smit and Ms ZBM Bassa were re-elected as members of the Committee. On 1 December 2025, Mr MI Rawlinson, a newly appointed Non-executive Director of the Gold Fields Board, also joined the Audit Committee.
Details of the number of meetings held during the year, as well as the attendance thereof by Committee members, are on page 17 of the
Integrated Annual Report ("IAR"). The Gold Fields’ Board continues to believe that, as a collective, the Committee members have the necessary skills and expertise to carry out their duties effectively and with due care.
Responsibilities
The Committee has certain reporting responsibilities to both the shareholders and the Board and is accountable to them. Its duties, as set out in the Committee Terms of Reference, are reviewed annually and incorporate the Committee’s statutory obligations as set out in the
Companies Act, King IV, and paragraph 5.7(h) of the JSE Listings Requirements (South Africa), as well as the New York Stock Exchange
Standards related to Listed Company Audit Committees and the Securities and Exchange Act 1934 (USA). A work plan is approved every year, encompassing all these duties, and progress is continuously monitored to ensure these obligations are fulfilled by the Committee.
Among other things, the Committee monitors and reviews:
•The preparation of the Annual Financial Statements ("AFS") in the Annual Financial Report ("AFR"), ensuring fair presentation and compliance with IFRS Accounting Standards and the Companies Act, and recommending same to the Board for approval;
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
•Recommendation of financial restatements to the Remuneration Committee in line with the Group's incentive-based Remuneration
Clawback Policy (none in 2025);
•The recommendation and appointment of Gold Fields’ external auditors, and approves their remuneration, reviews the scope of their audit, their reports and findings, and pre-approves non-audit services and fees in line with Company policy;
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
•Compliance with the Company’s Code of Conduct;
•Compliance with policies and procedures relating to Anti-Money Laundering ("AML"), Combating of Financing of Terrorism ("CFT") and
Anti-Bribery and Corruption ("ABC");
•Approval of hedging activities as and when mandated by the Board (none in 2025);
•Approval of accounting treatment of material acquisitions (Gold Road in 2025);
•Approval of Salares Norte achieving commercial levels of production and accounting treatment implications;
•Reviewed and reduced scope of Treasury activities; and
•Consideration of ad-hoc matters relating to regulatory requirements.
Key audit matters
The Committee considered the appropriateness of key audit matters reported in the external auditor’s report and considered the significant areas requiring the use of management estimates and assumptions. These are detailed in note 1 to the accounting policies.
Management presented position papers to the Committee for approval detailing the accounting treatment and related accounting implications for significant transactions, which included estimates and assumptions used, the external sources and experts consulted, and the basis on which they were applied in the calculations.

AFR-7	Gold Fields

Key audit matter	How the Committee addressed the matter

Accounting for the acquisition of Gold Road	Reviewed the accounting for the acquisition of Gold Road and the related purchase price allocation thereof.
Impairment assessment of property, plant and equipment
Reviewed the assessment for impairment triggers performed by management, as well as indicators for reversal of previously recorded impairment losses at 31 December 2025. Where cash generating units
(CGU) had previously been impaired, management considered whether the impairment losses no longer exist or might have decreased. The committee reviewed and approved the reversal of the South Deep CGU impairment.
Management considered general and specific factors for the Tarkwa and
Peru CGU and concluded that although overall the gold price had improved from the time that the impairment losses had been recognised, taking into consideration the specific circumstances of each asset (including those that led to the original impairment losses), the impairment losses had not reversed.

Contingent liabilities	Reviewed management's assessment and disclosure in note 39 relating to contingent liabilities.
Key focus areas in 2025
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
An external audit fee of R82.3 million (US$4.6 million) for 2025 was approved, as well as R11.0 million (US$0.6 million) for other fees.
The Committee reviewed the annual external audit strategy plan and budget at its meeting on 14 August 2025, including the scope, materiality levels and significant risk areas, and established that the approach would appropriately support the management of organisational risks, as well as applicable regulatory changes and requirements. The audit plan forms the basis of providing the
Committee with the necessary assurances on risk management, including the effectiveness of the internal control and IT governance environment. The plan was approved by the Committee.
PwC had direct access to the Committee throughout the year and met with the Chairperson of the Committee before each meeting and, when required, on an ad hoc basis. PwC reported to the Committee at each quarterly meeting, as well as at the year-end meeting. In addition, the Committee regularly met with PwC separately without the management team present in closed session meetings. The
Committee is satisfied that PwC is independent of the Group.
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
Internal audit
Gold Fields Internal Audit ("GFIA") is an independent department within the Company, headed by a Vice President Internal Audit ("VP IA")
who is appointed by the Committee. The VP IA reports directly to the Committee and has direct access to the Chairperson and members of the Committee, as well as the Board Chairperson. The Committee Chairperson meets with the VP IA once per quarter and on an ad hoc basis, as required. The VP IA also meets with the Committee, without management in closed session meetings, at least annually and whenever deemed necessary by either the VP IA or the Committee.
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
for the year ended 31 December 2025
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
An external quality assessment review was performed on the performance and effectiveness of GFIA. The report and findings were reviewed by the Committee and recommendations’ progress was monitored.
Information communication and technology governance
The ICT strategy, aligned with the Group’s strategy, empowers the Group to operate in a safe, reliable and cost-effective way. It provides the digital foundation and technologies necessary to drive modernisation and innovation across our operations. ICT manages the full lifecycle of our technology assets while ensuring robust governance, risk management and cybersecurity compliance across all jurisdictions. The Audit Committee considered and reviewed the quarterly ICT reports.
Given the nature of cybersecurity and the rising global cyber risk, cybersecurity is a key component of the Group’s ICT governance and risk agenda. Group ICT continues to implement mitigating controls and remedial solutions relating to cybersecurity vulnerabilities, as and when identified.
An ICT assessment was completed with some recommended areas of improvement. The Committee reviewed the findings of the review and monitored progress.
Chief Financial Officer
The Committee evaluated the skills, expertise and performance of the CFO, Mr AT Dall, who acted as Interim CFO after the retirement of
Mr PA Schmidt in April 2024 and was appointed permanent CFO on 1 March 2025. The Committee continues to be satisfied that Mr AT
Dall has the appropriate expertise to carry out his duties as CFO of the Company and the Group and is supported by highly qualified and competent senior staff. This conclusion is supported by input from both internal and external auditors.
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
All active suppliers and contractors are screened based on an array of predefined risk criteria, including adverse media exposure. A screening risk calculator is applied to those assessed entities, based on the outcome of the screening due diligence. Eliminatory or mitigating measures are identified and implemented as required.
Apart from screening due diligence, the Committee also oversees the engagement with, and commitments made, to external stakeholders.
The Committee also ensures that the Gold Fields’ Code of Conduct is effective, promotes ethical decision making and is implemented diligently throughout the Group.
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
The Group’s Risk Committee deals with Group operational and strategic risks, as well as the requisite reporting as required annually.
While there is ongoing interaction between the Risk and Audit Committees, the management of strategic risk remains a key focus of the
Committee, management and GFIA. Gold Fields’ Group risk disclosures are on pages 44 to 55 of the IAR.

AFR-9	Gold Fields
Combined assurance
The Committee oversaw the development of the Combined Assurance Model with the Risk Committee, received quarterly feedback on the combined assurance process and focused on enhancing the Group’s combined assurance model and ensuring alignment with the new requirements of King IV.
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
•Ensured that all comments and recommendations made in the JSE Proactive Monitoring reports were appropriately considered and addressed in the preparation of the AFR;
•Examined and reviewed the interim and quarterly financial information;
•Evaluated the completeness of the financial and sustainability disclosures;
•Evaluated subsequent events and their impact on the financial statements up to the date of this report;
•Considered the external auditor’s report;
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
Looking ahead to 2026
The Committee will continue its focus on:
•Ensuring effective functioning of the Group’s financial systems and processes and financial control environment;
•Audit quality and independence;
•Evaluating significant estimates and judgements and reporting decisions;
•Future changes to accounting standards, legislation and other regulations impacting reporting;
•Monitoring and implementing further improvements to the integrated combined assurance model;
•Integration of Windfall in the Group’s reporting and SOX environment;
•Reviewing the one SAP roll out and S/4HANA implementation road map.
Philisiwe Sibiya
Chairperson: Audit Committee
30 March 2026

AFR-10	Gold Fields
Directors’ report
The directors have pleasure in submitting their report and the AFS of the Group for the year ended 31 December 2025.
Review of operations
The activities of the various Gold Fields operations are detailed in our 2025 IAR.
Financial results
The information on the financial position of the Group for the period ended 31 December 2025 is set out on pages 50 to 132 of this AFR.
The income statement for the Group shows a profit attributable to owners of the parent from continuing operations of US$3,567m for the year ended 31 December 2025, compared with a profit attributable to owners of the parent from continuing operations of US$1,245m for the year ended 31 December 2024.
Compliance with financial reporting standards
The Group’s AFS were prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards
Board ("IASB"), the South African Institute of Chartered Accountants ("SAICA") Financial Reporting Guides as issued by the Accounting
Practices Committee, Financial Reporting Pronouncements as issued by the Financial Reporting Standards Council, the JSE Listings
Requirements and the Companies Act.
Listings
The abbreviated name under which the Company is listed on the JSE is GFIELDS, and the short code is GFI. The Company also has a secondary listing on the NYSE.
As at 31 December 2025, the Company had in issue, through The Bank of New York Mellon (BNY Mellon) on the NYSE, 173,202,526
(31 December 2024: 180,901,758) American Depository Receipts (ADRs). Each ADR is equal to one ordinary share.
Directorate
Composition of the Board
The Board currently consists of two executive directors and eleven NEDs.
Rotation of directors
Directors being elected in terms of the Company’s MoI and the Companies Act 71 of 2008 are Mr JF Mackenzie and Mr MI Rawlinson. The
Directors retiring in terms of the Company’s MoI are Mr TP Goodlace and Ms PG Sibiya, all of whom are eligible and offer themselves for re-election. The Company confirms that the requisite fit and proper assessment, as contemplated in the JSE Listings Requirements, has been conducted in respect of each of these directors. In February 2026, Gold Fields announced that Mr Yunus Suleman will retire as
Chairperson and director of the Board and succeeded by Mr John MacKenzie (subject to his appointment), an independent non-executive director of the Board, at the Company’s AGM in May 2026.
The boards of Gold Fields’ various subsidiaries comprise of some of the executive officers and one or both of the executive directors, where appropriate, as well as NEDs of the Group from time to time.
Directors’ and officers’ disclosure of interests in contracts
During the year under review, no contracts were entered into in which directors or officers of the Company had an interest and which significantly affected the business of the Group.
For the year ended 31 December 2025, the directors’ beneficial interest in the issued share capital and listed share capital of the
Company (see adjacent table) was approximately 0.01%. No one director individually exceeded 1% of the issued share capital or voting control of the Company.
Related-party information is disclosed in note 44 of the AFR.
Save as disclosed on the Stock Exchange News Services on 2 March 2026, there are no changes in the directors’ interests occurring between the end of the financial year and the date of approval of the AFR.

AFR-11	Gold Fields

Share ownership of directors and executive officers
Beneficial
	Direct[1]		Indirect[2]
	31-Dec-25	31-Dec-24	31-Dec-25	31-Dec-24

Current directors
Y Suleman	—	—	—	—
A Andani	—	—	—	—
T Goodlace	—	—	—	—
P Sibiya	—	—	—	—
J McGill	—	—	—	—
C Smit	—	—	—	—
Z Bassa	—	—	—	—
S McCrae	—	—	—	—
C Bitar	—	—	—	—
J MacKenzie[3]	—	—	—	—
M Rawlinson[4]	—	—	—	—
M Fraser	—	—	—	—
A Dall	—	—	—	—
Former directors[5]
S Reid[6]	1,000	1,000	—	—
P Bacchus[7]	—	—	—	—
Current prescribed officers
B Mokoatle[8]	27,511	20,373	—	—
K Carter	21,144	8,220	—	12,924
J Magagula	—	—	—	—
F Swanepoel	—	—	—	—
C Gratias	20,000	20,000	—	—
M Steyn	—	—	—	—
G Lotz	—	—	—	—
J Sander[9]	—	—	—	—
Former prescribed officers[5]
M Preece[10]	—	395,240	—	—
L Rivera[11]	—	58,665	—	—
Total	69,655	503,498	—	12,924
1Direct ownership – Shares held in individual's own name or account, including personal investment shares. Grossed up for tax for minimum shareholding requirement purposes.
2Indirect ownership – Shares held for the individual through another person or vehicle, such as a trust or nominee. Not grossed up for tax.
3Mr MacKenzie was appointed as NED to the Board from 1 August 2025 and does not hold any Gold Fields Limited ordinary shares or American Depositary Rights.
4Mr Rawlinson was appointed as NED to the Board from 1 August 2025 and does not hold any Gold Fields Limited ordinary shares or American Depositary Rights.
5  The following former directors and prescribed officers exited during 2024 and had no direct and indirect shareholding at 31 December 2024:
•  P Schmidt – former CFO, exited on 30 June 2024;
•  N Chohan – former EVP: Sustainability, exited on 31 August 2024;
•  S Mathews – former EVP: Australia, exited on 31 March 2024;
•  R Bardien – former EVP: People, exited on 31 January 2024; and
•  J Mortoti – former EVP: West Africa, exited on 30 June 2024.
6S Reid retired on 29 May 2025.
7P Bacchus retired on 29 May 2025.
8Mr Mokoatle retained 7,138 ordinary shares from his vesting settlement during 2025 increasing his direct beneficial holding from 20,373 GFI ordinary shares at 31 December 2024 to 27,511 GFI ordinary shares at 31 December 2025.
9Mr Sander stepped into the Acting Chief Technical Officer role from 1 September 2025 and does not hold any Gold Fields Limited ordinary shares or American Depositary Rights.
10Mr Preece retired on 31 August 2025.
11Mr Rivera separated from the Company on 31 March 2025 through mutual agreement.
Financial affairs
Dividend Policy
During 2025, the Company implemented a new dividend policy. The new policy, which took effect with the final 2025 dividend declaration, targets a base dividend of 35% of free cash flow before discretionary growth investments, with a minimum annual dividend of US$0.50 per share (paid semi-annually at US$0.25 per share). In addition, the Company communicated the intention to provide additional returns to shareholders of up to US$500 million over the next 24 months based on current cash flow projections, in the form of special dividends and/
or share buybacks. The additional shareholder returns are subject to maintaining an adjusted net debt to adjusted EBITDA ratio of below
1.0 times. All payouts are subject to the applicable legal, regulatory and Board approval requirements.

AFR-12	Gold Fields
Directors’ report continued
The Company’s previous dividend policy was to declare an interim and final dividend of 30% – 45% of normalised earnings.
On 19 February 2026, the Company declared a final cash dividend number 103 of 1850 South African cents per ordinary share
(2024: 700 South African cents) to shareholders reflected in the register of the Company on 10 March 2026. This dividend was paid on
16 March 2026. The dividend resulted in a total dividend of 2550 South African cents per share for the year ended 31 December 2024
(2024: 1000 South African cents), with the final dividend being accounted for in 2026.
In addition to the base dividend, on 19 February 2026, Gold Fields declared an additional return of US$353.0 million. This comprised
US$253.0 million in special dividends (450 South African cents per ordinary share) and US$100 million in share buy-backs.
Borrowing powers
In terms of the provisions of section 19(1) of the Companies Act, read together with clause 4 of the Company’s MoI, the borrowing powers of the Company are unlimited. As at 31 December 2025, the Company’s borrowings totalled US$2,738 million, compared with total borrowings of US$2,496 million at 31 December 2024.
Capital expenditure
Capital expenditure (capex) for the year ended 31 December 2025 amounted to US$1,399 million compared with US$1,183 million for the year ended 2024. Estimated capex for 2026 is US$1,900 million to US$2,100 million and is intended to be funded from internal sources and, to the extent necessary, borrowings.
Significant announcements in 2025
Alex Dall appointed as Gold Fields CFO
7 February 2025
The Board of Gold Fields announced the appointment of AT Dall as its CFO and executive director with effect from 1 March 2025.
Retirement of two directors of the Board and changes to the Board Committees
20 February 2025
The Board of Gold Fields announced that SP Reid and PJ Bacchus will retire as Non-Executive Directors and Members of the Board on
28 May 2025. As a consequence of the retirement of these two directors, the allocation of Non-Executive Directors to the Board
Committees was changed, effective 28 May 2025.
Gold Fields enters into binding agreement to acquire Gold Road Resources Limited
5 May 2025
The Board of Gold Fields announced that Gruyere Holdings Pty Ltd (a wholly-owned subsidiary of the Company) ("Gruyere") has entered into a binding Scheme Implementation Deed (the "Scheme") to acquire 100% of the issued and outstanding share capital of Gold Road
Resources Limited ("Gold Road") by way of an Australian scheme of arrangement. Refer note 18.3 for further details.
Gold Fields concludes US$750 million 7-year notes offering
13 May 2025
The Board of Gold Fields announced that it has successfully concluded the raising of US$750 million 7-year notes with a coupon of 5.854%
(the “Notes”). The Notes were issued by Windfall Mining Group Inc. and guaranteed by Gold Fields and Gold Fields Holdings Company Limited.
The Company intends to use the net proceeds from the Notes offering for general corporate purposes, including to repay amounts outstanding under the US$750 million multi-currency bridge facilities that were used to fund the acquisition of Osisko Mining Inc in October 2024.
Gold Fields appoints two new directors to the Board
11 June 2025
The Board of Gold Fields announced the appointments of J. MacKenzie and M. Rawlinson as Non-Executive Directors to the Board with effect from 1 August 2025.
Gold Road acquisition conditions precedent met and successful execution of Northern Star share sale
26 September 2025
The Gold Fields Board announced that Gold Road has received the requisite majority of votes from its shareholders in favour of the proposed acquisition of 100% of the issued and outstanding share capital of Gold Road by Gruyere. The Supreme Court of Western Australia has also subsequently made orders approving the Scheme and these orders have been lodged with the Australian Securities and Investments
Commission. Consequently, all conditions precedent have now been met and the Scheme became effective as 26 September 2025.
The Board of Gold Fields also announced the successful monetisation of the underlying shares acquired by Gruyere in Northern Star under the Scheme. Gold Fields, via Gruyere, entered into a Share Forward Transaction (“Equity Forward”) with J.P. Morgan Securities plc
(“J.P. Morgan Securities”), pursuant to which Gruyere has agreed to sell the shares in Northern Star which it will acquire as part of the
Transaction. In connection with the Equity Forward, J.P. Morgan Securities has sold Northern Star shares by way of a block trade at a price of
A$22.05 per Northern Star share, for total proceeds of A$1.1bn under the Equity Forward. Upon receipt by Gruyere these proceeds will be utilised to repay a portion of the acquisition financing bridge facility that will be drawn upon to fund the Transaction.
Gold Fields hosted a capital markets day
12 November 2025
The Gold Fields Board announced that the Company will be hosting its inaugural Capital Markets Day on 12 November 2025. The event will provide shareholders with a comprehensive update on Gold Fields’ strategic initiatives aimed at enhancing both the quality and value of its portfolio.

AFR-13	Gold Fields
Ghana matters
In March 2025, the Gold Fields’ application to extend the Damang main mining lease for a further 21 years was rejected by the
Government of Ghana, with agreement reached that the Government of Ghana would grant a one-year mining lease extension, expiring
18 April 2026, during which time Gold Fields would work with a Government appointed Transition Team to prepare the mine for transfer of ownership to the Government of Ghana.
As part of the commitment to sustain ongoing operations at Damang, mining activities were restarted in May 2025 and the mine has been safely operated since then. Gold Fields has continued to invest in the mine, including completing and providing the Government of Ghana with a detailed feasibility study in December 2025, setting Damang up for an extended life of mine.
Over the past year, Gold Fields has worked with the Government of Ghana and the Government Transition Team to prepare the mine for transfer of ownership. The shared focus of both Gold Fields and the Transition Team throughout this process has been to ensure that
Damang is well-positioned for continued sustainable operations following the transition, supporting ongoing employment, host community development, and broader economic contributions in Ghana.
The final step in the transition process is the transfer of ownership of the Damang mine to the Government of Ghana, in line with Ghana’s mining laws and the terms of the agreement reached with Government. Decisions regarding the future ownership of the mine rest solely with the Government of Ghana.
At Tarkwa, five of Gold Fields’ six mining leases and its existing development agreement are due to expire in April 2027. Consistent with the agreement reached with the Government of Ghana in April 2025 in respect of the Damang mining lease, Gold Fields submitted, in
November 2025, an application for the renewal of the Tarkwa mining leases, together with supporting technical reports, in accordance with applicable law.
At the same time, the Government of Ghana indicated that it intended to progress material amendments to the Minerals and Mining Act
(Act 703), which governs the grant and renewal of mining leases. The proposed amendments include the introduction of a maximum term of 10 years for mining lease renewals and the abolition of development agreements. These amendments, however, have not yet been implemented and continue to be under discussion/ consideration by Government.
The existing development agreement between Gold Fields and the Government of Ghana is of importance to Gold Fields, as it provides a range of fiscal concessions for the Tarkwa mine and includes key stabilising provisions in relation to taxes, royalties and other matters.
Gold Fields is seeking to progress its ongoing discussions with the Government of Ghana regarding the proposed renewal of the Tarkwa mining leases, however, no agreement has been reached with Government yet. If the Tarkwa mining leases are not renewed by the
Government of Ghana, Gold Fields would be required to cease mining operations at Tarkwa entirely.
To the extent that the Tarkwa mining leases are renewed on terms that are less favourable than those currently in place (including as a result of the abolition of development agreements and any changes to the applicable fiscal regime), Gold Fields’ costs at Tarkwa could increase materially, including through higher taxes and royalties and the loss of other fiscal concessions.
In particular, the Government of Ghana has announced the replacement of the existing flat 5% gold royalty rate with a sliding scale rate
(depending on the prevailing gold price) of 5% to 12%, effective March 2026.
Engineers and Planners ("E&P") have purported to commence dispute resolution processes under the terms of our Mining Agreements at the Tarkwa and Damang mines. Gold Fields’ assessment is that it has a clear and sufficient basis to challenge E&P’s claims through the dispute resolution mechanisms provided in the Agreements. The ultimate outcome of the process cannot presently be determined and, accordingly, no adjustment for any effects on the Group that may result from the process, if any, has been made in the consolidated financial statements.
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
Company’s shares.
Property
The register of property and mineral rights is available for inspection at the registered office of the Company during normal business hours.

AFR-14	Gold Fields
Directors’ report continued
Environmental obligations
The Company’s total gross closure liability for environmental rehabilitation costs amounted to US$847 million at 31 December 2025 compared withUS$641 million at 31 December 2024. The regional gross closure liabilities are as follows:
•Australia: US$338 million
•South Africa: US$54 million
•Ghana: US$149 million
•Chile: US$63 million
•Peru: US$220 million
•Canada: US$23 million
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
Contingent liabilities and litigation
A material Group Litigation Report is presented at each Audit Committee meeting for discussion and consideration on whether the matter remains contingent or whether a provision has to be recognised. Details of Gold Fields’ contingent liabilities and litigation matters can be found in note 39 of the AFR.
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
Auditors
The Audit Committee has recommended to the Board that PwC be re-appointed as the external auditors of the Company, until the conclusion of the next AGM, in accordance with section 90(1) of the Companies Act.
Subsidiary Companies
Details of major subsidiary companies in which the Company has a direct or indirect interest are set out in note 46 of the AFR.

AFR-15	Gold Fields
Management’s discussion and analysis of the financial statements
The following Management’s Discussion and Analysis of the Financial Statements should be read together with the Gold Fields consolidated financial statements, including the notes accompanying these financial statements.
A Management’s Discussion and Analysis comparing the Financial Statements for the years ended 31 December 2024 and 2023 may be found in the Management’s Discussion and Analysis of the Financial Statements of the Gold Fields Limited 2024 Form 20-F, filed with the
SEC on 27 March 2025, which is available free of charge on the SEC’s website at www.sec.gov and our website at www.goldfields.com.
Overview
Gold Fields is a significant producer of gold and a major holder of gold reserves and resources in South Africa, Ghana, Australia, Peru and
Chile. In Peru, Gold Fields also produces copper. In Chile, Gold Fields produces silver and gold. Gold Fields is primarily involved in underground and surface gold, silver and copper and related activities, including exploration, extraction, processing and smelting.
In 2025, the South African, Ghanaian, Peruvian, Australian and Chilean operations produced on a managed basis 12%, 23%, 7%, 42% and
16% of its total gold production, respectively.
Gold Fields owns 100% of the St Ives, Agnew, Granny Smith and Gruyere gold mines in Australia, 100% of the Salares Norte mine in Chile,
100% of the Windfall Project in Canada, 99.5% of the Cerro Corona mine in Peru and 90.0% of the Tarkwa and Damang mines in Ghana.
Gold Fields’ economic interest in the South Deep mine in South Africa is 93.1%.
Salares Norte
Salares Norte (100% owned) had a successful ramp-up in 2025 with a particularly strong second half. The mine achieved commercial levels of production on 31 August 2025 and reached steady state operations in Q4 2025, resulting in production of 397koz eq for the year ended 31 December 2025, which is above the guidance range (325koz eq – 375koz eq). Salares Norte delivered US$808 million in free cash flow for the year which was the highest in the Group.
Gold Road
In October 2025, Gold Fields completed the acquisition of Gold Road Resources and paid US$1.42 billion (A$2.19 billion), net of cash received, the special dividend paid by Gold Road upon transaction close and the disposal of the Northern Star Resources shares that were acquired as part of the transaction.
Full ownership of Gruyere, together with the surrounding land package, enables Gold Fields to optimise the life-of-mine plan for the asset.
The incremental expansion of the processing facility, together with consolidation of Gruyere, Golden Highway and the Yamarna land packages is expected to allow the asset to ramp-up to c.400koz on a sustainable basis over an extended period.
During 2026, Gold Fields will advance studies to optimise the value of the Gruyere deposit, including an open-pit cutback versus underground trade-off study.
Ghana matters
During 2025, Gold Fields worked closely with the Government of Ghana to develop a transition plan for the Damang mine. In April 2026, the
12-month lease extension comes to an end, at which point Gold Fields will transfer ownership of the mine to the Government of Ghana.
At Tarkwa, five of Gold Fields’ six mining leases and its existing Development Agreement ("DA") are due to expire in April 2027.
Consistent with the agreement reached with the Government of Ghana in April 2025 in respect of the Damang mining lease,
Gold Fields submitted in November 2025, an application for the renewal of the Tarkwa mining leases, together with supporting technical reports, in accordance with applicable law. Negotiations on the Tarkwa lease renewals are taking place in an environment where the
Government of Ghana is reviewing mining legislation and fiscal dispensation for mining in the country.
In December 2025, the Government of Ghana tabled a Legislative Instrument ("LI") in Parliament to effect new regulations which introduce new royalty rates in Ghana for gold and other minerals (except Lithium). The LI was approved effective 10 March 2026 with a royalty range of 5% to 12% on a sliding scale, depending on global gold prices. As a measure of relief, The Government of Ghana has agreed to reduce the Growth and Sustainability Levy on the mining sector back to 1% from 3% previously applicable. Gold Fields has a Development
Agreement (DA), which provides a range of fiscal concessions and includes key stabilising provisions in relation to taxes, royalties and other matters. However, the DA protects Tarkwa from these royalty changes until April 2027.
Gold Fields is seeking to progress its ongoing discussions with representatives of the Government of Ghana regarding the proposed extension of the Tarkwa mining leases and related fiscal terms, including the extension of the DA. However, no agreement has been reached and there is no assurance that an agreement will be concluded and the terms of any renewal are uncertain.
Reserves
As of 31 December 2025, Gold Fields reported attributable proved and probable gold, silver and copper reserves of approximately
48 million ounces (2024: 44 million ounces) of gold, 193 million pounds (2024: 271 million pounds) of copper and 43 million ounces
(2024: 46 million ounces) of silver.

AFR-16	Gold Fields
Management’s discussion and analysis of the financial statements continued
Non-IFRS financial measures
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
financial position, changes in equity, results of operations or cash flows. In addition, these measures may not be comparable to similarly titled measures used by other companies. The following table sets out the non-IFRS financial measures disclosed throughout the AFR and where they are reconciled to IFRS® Accounting Standards:

All-in sustaining costs (“AISC”)	Intended to provide transparency into the costs associated with producing and selling an ounce of gold.	page 16
All-in sustaining costs (gross of by-product revenue) (“AISC gross of by-product revenue”)
All-in costs (“AIC”)	Intended to provide transparency into the costs associated with producing and selling an ounce of gold (including growth capital).	page 16
All-in costs (gross of by-product revenue) (“AIC gross of by-product revenue”)
Adjusted EBITDA	Used in the ratio to monitor the capital of the Group.	page 41 and page 123
Net debt
Net debt (excluding lease liabilities)
Net debt to adjusted EBITDA ratio
Net finance charges
Adjusted EBITDA to net finance charges ratio
Adjusted free cash flow	Used to measure the cash generated by the core business.	page 40
Adjusted free cash flow from operations	Used to measure the cash generated by the core business.	page 40
Sustaining and non-sustaining capital expenditure	Used in the determination of AISC and AIC.	page 16
Normalised profit attributable to owners of the parent and normalised profit per share attributable to owners of the parent	Forms the basis of the dividend pay-out policy.	page 34

 Non-IFRS measure
Purpose of measure
Reference to where
reconciled to IFRS
Accounting Standards
All-in sustaining and all-in costs
The World Gold Council worked closely with its member companies to develop definitions for AISC and AIC. The World Gold Council is not a regulatory industry organisation and does not have the authority to develop accounting standards or disclosure requirements.
AISC and AIC are non-IFRS financial measures. These non-IFRS financial measures are intended to provide further transparency into the costs associated with producing and selling an ounce of gold. These metrics are helpful to investors, governments, local communities and other stakeholders in understanding the economics of gold mining. The AISC incorporates costs related to sustaining current production.
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
An investor should not consider AISC and AIC or operating costs in isolation or as alternatives to operating costs, cash flows from operating activities or any other measure of financial performance presented in accordance with IFRS Accounting Standards. AISC and AIC as presented in this Annual Financial Report may not be comparable to other similarly titled measures of performance of other companies.

AFR-17	Gold Fields
The tables below and on the following pages set out a reconciliation of Gold Fields’ cost of sales before gold inventory change and amortisation and depreciation, as calculated in accordance with IFRS® Accounting Standards (refer to the consolidated financial statements), to its AISC and AIC net of by-product revenues per ounce of gold sold for 2025 and 2024. The following tables also set out
AISC and AIC gross of by-product revenue on a gold equivalent ounce basis for 2025 and 2024.

	United States Dollar
			AISC and AIC, net of by-product revenue per ounce of gold
				For the year ended 31 December 2025
Figures in millions unless otherwise stated	South Deep	Tarkwa	Damang	St Ives	Agnew	Granny Smith	Gruyere[7]	Cerro Corona	Salares Norte[8]	Corporate and projects	Group

Cost of sales before gold inventory change and amortisation and depreciation	(402.4)	(490.5)	(187.4)	(440.7)	(253.4)	(243.9)	(181.3)	(241.3)	(258.5)	—	(2,699.5)
Gold inventory change (cash)[6]	2.5	(98.4)	(23.5)	9.8	(0.3)	3.6	(2.0)	43.2	25.2	—	(39.9)
Royalties	(25.2)	(82.1)	(16.7)	(32.0)	(20.7)	(22.9)	(16.3)	(15.9)	—	—	(231.9)
Community/social responsibility costs[6]	(4.6)	(11.3)	(1.1)	—	—	—	—	(8.9)	—	—	(25.9)
Non-cash remuneration (share-based payments)[6]	(2.0)	(2.5)	—	(1.9)	(1.4)	(1.6)	(1.0)	(2.1)	(1.4)	(10.7)	(24.5)
Cash remuneration (long-term employee benefits)[6]	(9.8)	(6.2)	(0.8)	(4.5)	(2.7)	(4.4)	(1.6)	(5.3)	(2.5)	(5.5)	(43.2)
Other[5,6]	—	—	—	—	—	—	—	—	—	(38.2)	(38.2)
By-product revenue[1,6]	1.3	2.4	0.2	1.6	0.7	0.2	1.5	228.1	108.6	—	344.8
Rehabilitation, amortisation and interest[6]	(0.1)	(7.3)	(5.9)	(4.3)	(2.6)	(3.1)	(2.6)	(27.0)	(3.9)	—	(56.8)
Sustaining capital expenditure[2,6]	(128.2)	(248.7)	3.7	(125.9)	(45.1)	(112.6)	(157.4)	(10.7)	(200.6)	(3.0)	(1,028.5)
Lease payments[6]	—	(27.0)	(6.9)	(18.9)	(24.1)	(16.8)	(14.8)	(1.9)	(6.4)	(2.3)	(118.9)
Exploration, feasibility and evaluation costs[6]	—	—	—	—	—	—	—	(2.4)	—	—	(2.4)
All-in sustaining costs[3]	(568.5)	(971.5)	(238.4)	(616.9)	(349.5)	(401.5)	(375.4)	(44.2)	(339.4)	(59.8)	(3,965.0)
Non-cash remuneration (share-based payments)[6]	—	—	—	—	—	—	—	—	—	(0.9)	(0.9)
Other[6]	—	—	—	—	—	—	—	—	—	(1.9)	(1.9)
Lease payments[6]	—	—	—	—	—	—	—	—	—	(10.2)	(10.2)
Exploration, feasibility and evaluation costs[4,6]	—	—	—	(26.0)	(19.6)	(5.9)	—	(8.2)	(20.1)	(215.6)	(295.4)
Non-sustaining capital expenditure[3,6]	—	—	—	(155.5)	(40.7)	(9.5)	—	(34.8)	(92.6)	(36.9)	(370.0)
All-in costs[3]	(568.5)	(971.5)	(238.4)	(798.4)	(409.8)	(416.9)	(375.4)	(87.2)	(452.1)	(325.3)	(4,643.4)
Gold only ounces sold ('000oz)	308.8	474.2	96.9	369.6	243.7	266.5	184.9	101.5	363.6	—	2,409.6
All-in sustaining costs	(568.5)	(971.5)	(238.4)	(616.9)	(349.5)	(401.5)	(375.4)	(44.2)	(339.4)	(59.8)	(3,965.0)
All-in sustaining costs net of by- product revenue per ounce of gold sold (US$/oz)	1,841	2,049	2,461	1,669	1,434	1,506	2,030	436	933	—	1,645
All-in costs	(568.5)	(971.5)	(238.4)	(798.4)	(409.8)	(416.9)	(375.4)	(87.2)	(452.1)	(325.3)	(4,643.4)
All-in costs net of by-product revenue per ounce of gold sold (US$/oz)	1,841	2,049	2,461	2,160	1,682	1,564	2,030	860	1,244	—	1,927
1By-product revenue at Cerro Corona relates to copper. For all the other operations, by-product revenue relates to silver.
2Sustaining capital expenditure represents the majority of capital expenditures at existing operations, including underground mine development costs, deferred stripping costs of open-pit operations, ongoing replacement of mine equipment and other capital facilities and other capital expenditures at existing operations and is calculated as total capital expenditure of US$1,398.5 million per note 45 to the consolidated financial statements, less non-sustaining capital expenditures. Non-sustaining capital expenditures (or growth capital) represent capital expenditures for major growth projects as well as enhancement capital for significant infrastructure improvements at existing operations. The corporate and projects non-sustaining capital expenditure of US$36.9 million relates to the Windfall Project capital.
3This total may not reflect the sum of the line items due to rounding.
4Includes exploration, feasibility and evaluation for the Windfall Project.
5Other includes offshore structure costs and management fees.
6Based on information underlying the audited consolidated annual financial statements of Gold Fields Limited for the year ended 31 December 2025.
7Results are reported on a 50% basis up to the acquisition of Gold Road on 26 September 2025 and on a 100% basis from that date forward.
8Salares Norte reached commercial levels of production on 31 August 2025.

AFR-18	Gold Fields
Management’s discussion and analysis of the financial statements continued

	United States Dollar
			AISC and AIC, gross of by-product revenue per ounce of gold
				For the year ended 31 December 2025
Figures in millions unless otherwise stated	South Deep	Tarkwa	Damang	St Ives	Agnew	Granny Smith	Gruyere[4]	Cerro Corona	Salares Norte[5]	Corporate and projects	Group

All-in sustaining costs (per table above)	(568.5)	(971.5)	(238.4)	(616.9)	(349.5)	(401.5)	(375.4)	(44.2)	(339.4)	(59.8)	(3,965.0)
Add back by-product revenue[1,3]	(1.3)	(2.4)	(0.2)	(1.6)	(0.7)	(0.2)	(1.5)	(228.1)	(108.6)	—	(344.8)
All-in sustaining costs gross of by- product revenue[2]	(569.8)	(973.9)	(238.6)	(618.5)	(350.2)	(401.7)	(376.9)	(272.3)	(448.0)	(59.8)	(4,309.8)
All-in costs (per table above)	(568.5)	(971.5)	(238.4)	(798.4)	(409.8)	(416.9)	(375.4)	(87.2)	(452.1)	(325.3)	(4,643.4)
Add back by-product revenue[1,3]	(1.3)	(2.4)	(0.2)	(1.6)	(0.7)	(0.2)	(1.5)	(228.1)	(108.6)	—	(344.8)
All-in costs gross of by-product revenue[2]	(569.8)	(973.9)	(238.6)	(800.0)	(410.5)	(417.1)	(376.9)	(315.3)	(560.8)	(325.3)	(4,988.2)
Gold equivalent ounces sold	308.8	474.2	96.9	369.6	243.7	266.5	184.9	166.8	391.8	—	2,503.2
All-in sustaining costs gross of by- product revenue (US$/equivalent oz)	1,845	2,054	2,464	1,673	1,437	1,507	2,038	1,632	1,144	—	1,722
All-in costs gross of by-product revenue (US$/equivalent oz)	1,845	2,054	2,464	2,164	1,684	1,565	2,038	1,890	1,431	—	1,993
1By-product revenue at Cerro Corona relates to copper. For all the other operations, by-product revenue relates to silver.
2This total may not reflect the sum of the line items due to rounding.
3Based on information underlying the audited consolidated annual financial statements of Gold Fields Limited for the year ended 31 December 2025.
4Results are reported on a 50% basis up to the acquisition of Gold Road on 26 September 2025 and on a 100% basis from that date forward.
5Salares Norte reached commercial levels of production on 31 August 2025.

AFR-19	Gold Fields

	United States Dollar
			AISC and AIC, net of by-product revenue per ounce of gold
				For the year ended 31 December 2024
Figures in millions unless otherwise stated	South Deep	Tarkwa	Damang	St Ives	Agnew	Granny Smith	Gruyere 50%	Cerro Corona	Salares Norte	Corporate and projects	Group

Cost of sales before gold inventory change and amortisation and depreciation	(356.4)	(519.7)	(132.8)	(358.3)	(222.9)	(235.0)	(107.4)	(226.7)	(43.0)	—	(2,202.3)
Gold inventory change (cash)[6]	(2.4)	(41.3)	(105.3)	(24.7)	(1.5)	0.1	(16.9)	38.1	24.7	—	(129.2)
Inventory write-off[6]	—	—	—	—	—	—	—	(3.1)	—	—	(3.1)
Royalties	(3.2)	(62.5)	(15.5)	(20.2)	(13.9)	(16.6)	(8.7)	(7.1)	—	—	(147.7)
Community/social responsibility costs[6]	(4.0)	(9.2)	(0.7)	—	—	—	—	(7.1)	—	—	(21.0)
Non-cash remuneration (share-based payments)[6]	(0.1)	(0.4)	—	(0.5)	(0.3)	(0.4)	(0.3)	(1.2)	(0.1)	(1.2)	(4.4)
Cash remuneration (long-term employee benefits)[6]	(3.7)	(3.5)	0.5	(2.7)	(1.3)	(2.7)	(0.9)	(2.2)	(0.2)	2.1	(14.5)
Other[5,6]	—	—	—	—	—	—	—	—	—	(29.7)	(29.7)
By-product revenue[1,6]	0.7	1.5	0.2	1.0	0.6	0.2	0.8	192.7	3.7	—	201.5
Rehabilitation, amortisation and interest[6]	—	(5.7)	(5.9)	(4.5)	(2.0)	(3.2)	(2.0)	(19.8)	(2.4)	—	(45.4)
Sustaining capital expenditure[3,6]	(111.6)	(206.5)	(4.7)	(168.6)	(45.4)	(56.1)	(85.1)	(26.8)	(142.2)	(2.3)	(849.4)
Lease payments[6]	—	(28.4)	(7.4)	(18.7)	(21.6)	(18.0)	(12.4)	(2.2)	(3.9)	(2.7)	(115.4)
Exploration, feasibility and evaluation costs[6]	—	(3.0)	—	—	—	—	—	—	—	—	(3.0)
All-in sustaining costs[3]	(480.7)	(878.7)	(271.5)	(597.3)	(308.4)	(331.6)	(232.8)	(65.4)	(163.4)	(33.8)	(3,363.6)
Lease payments[6]	—	—	—	—	—	—	—	—	—	(6.3)	(6.3)
Exploration, feasibility and evaluation costs[4,6]	—	—	—	(19.6)	(11.0)	(3.1)	(1.9)	(6.9)	(16.1)	(81.0)	(139.6)
Non-sustaining capital expenditure[3,6]	—	—	—	(29.3)	(27.0)	(24.3)	—	(6.9)	(246.4)	(24.4)	(358.2)
All-in costs[3]	(480.7)	(878.7)	(271.5)	(646.2)	(346.3)	(358.9)	(234.7)	(79.2)	(425.9)	(145.5)	(3,867.7)
Gold only ounces sold ('000oz)	267.9	539.6	135.6	339.7	234.4	282.6	143.8	87.5	34.2	—	2,065.4
All-in sustaining costs	(480.7)	(878.7)	(271.5)	(597.3)	(308.4)	(331.6)	(232.8)	(65.4)	(163.4)	(33.8)	(3,363.6)
All-in sustaining costs net of by- product revenue per ounce of gold sold (US$/oz)	1,794	1,629	2,002	1,759	1,316	1,173	1,619	747	4,776	—	1,629
All-in costs	(480.7)	(878.7)	(271.5)	(646.2)	(346.3)	(358.9)	(234.7)	(79.2)	(425.9)	(145.5)	(3,867.7)
All-in costs net of by-product revenue per ounce of gold sold (US$/oz)	1,794	1,629	2,002	1,903	1,477	1,270	1,632	905	12,452	—	1,873
1By-product revenue at Cerro Corona relates to copper. For all the other operations, by-product revenue relates to silver.
2Sustaining capital expenditure represents the majority of capital expenditures at existing operations, including underground mine development costs, deferred stripping costs of open-pit operations, ongoing replacement of mine equipment and other capital facilities and other capital expenditures at existing operations and is calculated as total capital expenditure of US$1,183.4 million per note 45 to the consolidated financial statements, less non-sustaining capital expenditures. Non-sustaining capital expenditures (or growth capital) represent capital expenditures for major growth projects as well as enhancement capital for significant infrastructure improvements at existing operations. The corporate and projects non-sustaining capital expenditure of US$24.4 million relates to the Windfall Project capital.
3This total may not reflect the sum of the line items due to rounding.
4Includes exploration, feasibility and evaluation and share of equity-accounted losses of Far Southeast Gold Resources Incorporated (“FSE”) up to the date of disposal.
5Other includes offshore structure costs and management fees.
6Based on information underlying the audited consolidated annual financial statements of Gold Fields Limited for the year ended 31 December 2024.

AFR-20	Gold Fields
Management’s discussion and analysis of the financial statements continued

	United States Dollar
			AISC and AIC, gross of by-product revenue per ounce of gold
				For the year ended 31 December 2024
Figures in millions unless otherwise stated	South Deep	Tarkwa	Damang	St Ives	Agnew	Granny Smith	Gruyere 50%	Cerro Corona	Salares Norte	Corporate and projects	Group

All-in sustaining costs (per table above)	(480.7)	(878.7)	(271.5)	(597.3)	(308.4)	(331.6)	(232.8)	(65.4)	(163.4)	(33.8)	(3,363.6)
Add back by-product revenue[1,3]	(0.7)	(1.5)	(0.2)	(1.0)	(0.6)	(0.2)	(0.8)	(192.7)	(3.7)	—	(201.5)
All-in sustaining costs gross of by- product revenue[2]	(481.5)	(880.2)	(271.7)	(598.4)	(308.9)	(331.8)	(233.6)	(258.1)	(167.1)	(33.8)	(3,565.1)
All-in costs (per table above)	(480.7)	(878.7)	(271.5)	(646.2)	(346.3)	(358.9)	(234.7)	(79.2)	(425.9)	(145.5)	(3,867.7)
Add back by-product revenue[1,3]	(0.7)	(1.5)	(0.2)	(1.0)	(0.6)	(0.2)	(0.8)	(192.7)	(3.7)	—	(201.5)
All-in costs gross of by-product revenue[2]	(481.5)	(880.2)	(271.7)	(647.3)	(346.9)	(359.1)	(235.5)	(271.9)	(429.7)	(145.5)	(4,069.2)
Gold equivalent ounces sold	267.9	539.6	135.6	339.7	234.4	282.6	143.8	171.6	35.6	—	2,150.9
All-in sustaining costs gross of by- product revenue (US$/equivalent oz)	1,797	1,631	2,003	1,762	1,318	1,174	1,624	1,504	4,690	—	1,658
All-in costs gross of by-product revenue (US$/equivalent oz)	1,797	1,631	2,003	1,906	1,480	1,271	1,638	1,585	12,058	—	1,892
1By-product revenue at Cerro Corona relates to copper. For all the other operations, by-product revenue relates to silver.
2This total may not reflect the sum of the line items due to rounding.
3Based on information underlying the audited consolidated annual financial statements of Gold Fields Limited for the year ended 31 December 2024.
AISC and AIC
AISC net of by-product revenues increased by 1% from US$1,629 per ounce of gold in 2024 to US$1,645 per ounce of gold in 2025, mainly due to higher cost of sales before amortisation and depreciation, higher royalties, higher share-based payments and long-term incentives and higher sustaining capital expenditure. These increases were partially offset by higher gold sales and higher by-product credits to cost. AIC net of by-product revenues increased by 3% from US$1,873 per ounce of gold in 2024 to US$1,927 per ounce of gold in 2025, mainly due to the reasons mentioned above as well as higher non-sustaining capital expenditure and higher exploration costs.
AISC gross of by-product revenues increased by 4% from US$1,658 per ounce of gold in 2024 to US$1,722 per ounce of gold in 2025, due to the same reasons as above. AIC gross of by-product revenues increased by 5% from US$1,892 per ounce of gold in 2024 to
US$1,993 per ounce of gold in 2025, due to the same reasons as above.

AFR-21	Gold Fields
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
For Gold Fields, this means that currently it pays a royalty based on the refined minerals royalty calculation as applied to its gross revenue. The rate of royalty tax payable for 2025 and 2024 was 2.4% and 0.5% of revenue, respectively.
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
The average rate of royalty tax payable for 2025 and 2024 based on the above sliding scale was 5% and 4% to 5% on revenue, respectively. Tarkwa’s initial tax stability period under the DA is valid until 17 April 2027.
Damang’s mining lease and DA expired on 18 April 2025, however following negotiations with the Government of Ghana, a one year extension, which was ratified by Parliament was granted to 18 April 2026.
In December 2025, the Government of Ghana tabled a Legislative Instrument ("LI") in Parliament to effect new regulations which introduce new royalty rates in Ghana for gold and other minerals (except Lithium). The LI was approved effective 10 March 2026 with a royalty range of 5% to 12% on a sliding scale, depending on global gold prices. As a measure of relief, The Government of Ghana has agreed to reduce the Growth and Sustainability Levy on the mining sector back to 1% from 3% previously applicable.
By virtue of their respective DAs, Tarkwa and Damang continue to apply the existing royalty sliding scale with a top rate of 5% while these are still in force.
Australia
Royalties are payable to the state based on the amount of gold produced from a mining tenement. Royalties are payable quarterly at a fixed rate of 2.5% of the royalty value of gold sold. The royalty value of gold is the amount of gold produced during the month multiplied by the average gold spot price for the month.
Peru
Royalties and Special Mining Tax are both calculated with reference to the operating margin and ranges from 1% (for operating margins less than 10%) to 12% (for operating margins of more than 80%), or 1% of revenue, the highest of both amounts. Cerro Corona’s effective royalty and Special Mining Tax rate for 2025 and 2024 was 4.8% and 4.0% of operating profit, respectively.
Chile
Chile levies a royalty (referred to as the special mining income tax) on all medium to large scale mining operations in Chile. Gold Fields anticipates that its Chilean subsidiary will be treated as a large scale mineral producer. This is because it will produce annual gold equivalent ounces in excess of 50,000 metric tonnes of fine copper. The applicable mining tax percentage is calculated on a sliding scale with reference to the mining operational profit margin. The tax rate is from 5% (for operating margins equal to or less than 35%) to 14% (for operating margins of 85% or more). The mining tax payable is calculated at the applicable tax rate on the net operating income of the
Chilean subsidiary. The mining tax is a deductible expense in the calculation of the Chilean corporate tax. Chile's effective special mining income tax rate for 2025 and 2024 was 7.66% and 4.76% of the mining operational profit margin, respectively.
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
50%) and 28% (for operating margins exceeding 50%).  In any event, Quebec imposes a minimum mining tax based on the mine-mouth output value, less certain deductible allowances.  The rate for the minimum tax are 1% for the first C$80 million and 4% for the remainder.
The mining tax is a deductible expense in the calculation of Quebec and Canadian Federal income taxes.

AFR-22	Gold Fields
Management’s discussion and analysis of the financial statements continued
Income and mining taxes
Gold Fields tax strategy and policy
Gold Fields global tax strategy’s primary purpose is to set out the Group’s framework for meeting its tax obligations from an operational, governance and tax risk management perspective. This is to ensure that we operate in a transparent, responsible and sustainable manner, acknowledging the differing interests of all our stakeholders.
The Group does not engage in aggressive tax planning and seeks to maintain professional real-time relationships with the relevant tax authorities. In material or complex matters the Group would generally seek advance tax rulings or alternatively obtain external counsel ‘s opinion.
The Group does not embark on intra-group gold sales and only sells its gold (or gold-equivalent product) directly to independent third parties at arm’s-length prices – generally at the prevailing gold spot price. Active business income is therefore fully declared and taxed in the source country where the relevant mining operation is located, with the revenue accruing to the host country.
The Group oversees its tax affairs through multiple levels of management. The Board oversees the approval, monitoring and compliance with our Tax Strategy through the Audit Committee. Our Chief Financial Officer has ultimate responsibility for setting the Group’s Tax
Strategy. In contrast the day-to-day operational responsibility for executing this policy resides with the Vice President Global Tax. The
Vice President Global Tax and Chief Financial Officer reports tax matters to the Board’s Audit Committee quarterly. The Group’s Tax
Strategy is reviewed and formally approved by the Audit Committee biennially. We review this strategy, along with our processes and controls, biennially to ensure we consider changes in the internal and external environment.
This includes compliance with Transfer Pricing ("TP") legislation and associated TP documentation requirements.  Our Group TP standards are fully compliant with OECD guidelines and are regularly updated and benchmarked by independent experts. Uncertain tax positions are properly evaluated and reported in terms of IAS 37 Provisions, Contingent Liabilities and Contingent Assets and IFRIC 23 Uncertainty
over Income Tax Treatments.
The Group has invested and allocated appropriate resources in the group tax department to ensure we comply with our global tax obligations. The Group has a global team of tax professionals; located in all of its operating jurisdictions, charged with managing their respective jurisdictions tax affairs in line with Group’s Code of Conduct, global tax strategy and internal policies.
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
Gold Fields pays taxes on its taxable income generated by its mining and non-mining tax entities. Under South African law, gold mining companies and non-gold mining companies are taxed at different rates. Companies in the Group not carrying on direct gold mining operations are taxed at a statutory rate of 27%.
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
The gold tax formula is Y = 33 – 165/X. In the formula above, Y is the tax rate to be determined and X is the ratio of taxable income to the total income (expressed as a percentage). The effective mining tax rate for GFO and GFIJVH has been calculated at 29% at
31 December 2025 and 2024.
Ghana
Ghanaian resident entities are subject to tax on a worldwide income basis however, general source based tax principles are applied. Where income has a source in Ghana, it accrues in or is derived from Ghana. Mining companies in Ghana are taxed at a corporate income tax rate of
35%. Under the terms of the Development Agreement (“DA”) entered into with the government of Ghana, Tarkwa and Damang are liable to a
32.5% corporate income tax rate during the tax stability period per the DA.
Dividends paid by Tarkwa and Damang are generally subject to an 8% withholding tax rate, which is reduced to 5% per the applicable
Double Tax Agreement.
Tarkwa and Damang deduct 20% on a straight-line basis for capital allowances on depreciable assets (i.e. over five years). Under the DA, the deferred stripping costs are fully deductible in the year such costs are incurred. Any capital allowances which are not utilised in a particular year are added to operating losses (if any), thereby increasing operating losses and then carried forward for five years. Any operating losses carried forward are extinguished if not utilised within five years on a first in, first out basis.

AFR-23	Gold Fields
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
Six of the jurisdictions in which the Group operates, including South Africa, Australia, Canada, Isle of Man, Netherlands and Gibraltar have enacted or substantively enacted Pillar Two legislation to implement the global minimum top-up tax at 31 December 2025. This legislation is effective from as early as 1 January 2024 for many of these jurisdictions.
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
The Group has performed an impact assessment of its potential exposure in relation to the Pillar Two legislation. Based on the outcome of the impact assessment, the Group does not anticipate being subject to material top-up tax exposure in any of the jurisdictions in which it operates.

AFR-24	Gold Fields
Management’s discussion and analysis of the financial statements continued
Significant accounting judgements and estimates
Gold Fields’ significant accounting policies are fully described in note 1 to the accounting policies to its consolidated financial statements included in this Annual Financial Report. Some of Gold Fields’ accounting policies require the application of significant judgements and estimates by management that can affect the amounts reported in the consolidated financial statements. By their nature, these judgements are subject to a degree of uncertainty and are based on Gold Fields’ historical experience, terms of existing contracts, management’s view on trends in the gold mining industry, information from outside sources and other assumptions that Gold Fields considers to be reasonable under the circumstances. Actual results could differ from these estimates under different assumptions or conditions.
Results for the period – years ended 31 December 2025 and 31 December 2024
Profit attributable to owners of the parent for the Group increased by 187% from US$1,245 million (or US$1.39 per share) in 2024 to
US$3,567 million (or US$3.99 per share) in 2025. The reasons for this increase are discussed on the following pages.
Exchange rates
Gold Fields’ Australian and South African revenues and costs are very sensitive to the Australian Dollar/US Dollar exchange rate and the
Rand/US Dollar exchange rate, because revenues are generated using a gold price denominated in US Dollar, while the costs of the
Australian and South African operations are incurred principally in Australian Dollar and Rand, respectively. Depreciation of the Australian
Dollar and the Rand against the US Dollar reduces Gold Fields’ average costs when they are translated into US Dollar, thereby increasing the operating margin of the Australian and South African operations. Conversely, appreciation of the Australian Dollar and Rand results in
Australian and South African operating costs being translated into US Dollar at a lower Australian Dollar/US Dollar exchange rate and
Rand/US Dollar exchange rate, resulting in higher costs in US Dollar terms and in lower operating margins.
The impact on profitability of any change in the value of the Australian Dollar and Rand against the US Dollar can be substantial.
Furthermore, the exchange rates obtained when converting US Dollar to Australian Dollar and Rand are set by foreign exchange markets, over which Gold Fields has no control. In 2024, the Rand strengthened by 2% against the US Dollar, from an average of R18.33 per US$1.00 in 2024 to R17.88 per US$1.00 in 2025. The Australian Dollar strengthened by 3% from an average of A$1.00 per US$0.66 in
2024 to A$1.00 per US$0.64 in 2025.
The Windfall Project costs are mainly denominated in Canadian Dollar. Depreciation or appreciation of the Canadian Dollar against the US dollar will reduce or increase their costs when translating into US dollars. The Canadian Dollar weakened by 1% from C$1.00 per US$0.73 in 2024 to C$1.00 per US$0.72 in 2025.
With respect to its operations in Ghana, Peru and Chile, a substantial portion of Gold Fields’ operating costs (including wages) are either directly incurred in US Dollar or are translated to US Dollar. Accordingly, fluctuations in the Ghanaian Cedi, Peruvian Nuevo Soles and
Chilean Peso do not materially impact operating results for the Ghana, Peru and Chilean operations.
Inflation
Gold Fields’ operations have been, and may continue to be, directly affected by inflationary pressures and volatile commodity costs.
Inflation rates in the countries in which Gold Fields operates generally decreased in 2025 compared with 2024, although trends were not uniform across all countries. Global inflation is expected to continue affecting Gold Fields’ operations. Prolonged periods of inflation may impact Gold Fields’ profitability by negatively impacting its fixed costs and expenses, including raw materials, transportation and labour costs. If these increased costs are not offset by an increase in gold prices or improved efficiencies, they could have a material adverse effect on Gold Fields’ business, operating results and financial condition. Furthermore, if cost increases outpace increases in gold price, this would have an impact on Gold Fields’ profitability.

AFR-25	Gold Fields
Revenue
Revenue increased by 68% from US$5,202 million in 2024 to US$8,751 million in 2025. The increase in revenue of US$3,549 million was mainly due to a 45% higher gold price and 16% higher gold-equivalent ounces sold.
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
and copper prices is illustrated in the following tables, which show the annual high, low and average of the London afternoon fixing price of gold and silver and the London Metal Exchange (“LME”) cash settlement price for copper in US Dollar for the past 5 calendar years:

	Price per ounce[1]
	High	Low	Average

Gold	(US$/oz)
2021	1,943	1,684	1,799
2022	2,039	1,629	1,800
2023	2,078	1,811	1,941
2024	2,778	1,985	2,388
2025	4,449	2,633	3,439
Source: Iress
1Rounded to the nearest US Dollar.
On 24 March 2026, the London afternoon fixing price of gold was US$4,414/oz.

	Price per ounce[1]
	High	Low	Average

Silver	(US$/oz)
2024	35	22	28
2025	75	29	40
Source: Bloomberg (2024: LBMA)
1Rounded to the nearest US Dollar.
On 24 March 2026, the London afternoon fixing price of silver was US$70/oz.

	Price per tonne[1]
	High	Low	Average

Copper	(US$/t)
2021	10,725	7,756	9,318
2022	10,730	7,000	8,798
2023	9,346	7,813	8,477
2024	10,857	8,092	9,145
2025	12,512	8,539	9,943
Source: Iress
1Rounded to the nearest US Dollar.
On 24 March 2026, the LME cash settlement price for copper was US$12,009/t.
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
Management’s discussion and analysis of the financial statements continued
Gold Fields’ realised gold, silver and copper prices
The following table sets out the average, the high and the low London afternoon fixing price per ounce of gold and Gold Fields’ average
US Dollar realised gold price during the past two years.

Realised gold price[1]	2025	2024

Average	3,439	2,388
High	4,449	2,778
Low	2,633	1,985
Gold Fields’ average realised gold price[2]	3,496	2,418
1Prices stated per ounce.
2Gold Fields’ average realised gold price may differ from the average gold price due to the timing of its sales of gold within each year.
The following table sets out the average, the high and the low London afternoon fixing price per ounce of silver and Gold Fields’ average
US Dollar realised silver price during the past two years.

Realised silver price[1]	2025	2024

Average	40	28
High	75	35
Low	29	22
Gold Fields’ average realised silver price[2]	48	30
1Prices stated per ounce.
2Gold Fields’ average realised silver price may differ from the average gold price due to the timing of its sales of gold within each year.
The following table sets out the average, the high and the low LME cash settlement price per tonne for copper and Gold Fields’ average
US Dollar realised copper price during the past two years.

Realised copper price[1]	2025	2024

Average	9,943	9,145
High	12,512	10,857
Low	8,539	8,092
Gold Fields’ average realised copper price[2]	9,939	9,144
1Prices stated per tonne.
2Gold Fields’ average realised copper price may differ from the average copper price due to the timing of its sales of copper within each year.
The average US Dollar gold price achieved by the Group increased by 45% from US$2,418 per equivalent ounce in 2024 to US$3,496 per equivalent ounce in 2025.
The following table sets out revenue, gold sold and gold produced for each operation and the Group for 2025 and 2024:

	2025			2024
	Revenue US$ million	Gold sold ’000oz	Gold produced ’000oz	Revenue US$ million	Gold sold ’000oz	Gold produced ’000oz

South Deep	1,065.9	308.8	308.8	646.4	267.9	267.3
Tarkwa	1,642.6	474.2	474.5	1,301.9	539.6	537.2
Damang	333.1	96.9	97.5	323.5	135.6	134.6
Cerro Corona	596.7	166.8	167.6	410.8	171.6	172.5
Salares Norte[1]	1,421.4	391.8	396.5	93.6	35.6	45.3
St Ives	1,278.4	369.6	369.6	825.0	339.7	331.2
Agnew	836.5	243.7	245.3	562.1	234.4	229.5
Granny Smith	914.2	266.5	261.7	688.8	282.6	287.4
Gruyere[2]	662.6	184.9	186.1	348.9	143.8	143.6
	8,751.3	2,503.2	2,507.5	5,201.6	2,150.9	2,148.6
1Salares Norte reached commercial levels of production on 31 August 2025.
2Results are reported on a 50% basis up to the acquisition of Gold Road on 26 September 2025 and on a 100% basis from that date forward.

AFR-27	Gold Fields
Gold sales fluctuations have been explained below. In all cases, gold sold is driven by gold produced.
Gold sales increased by 16% from 2,150,900 equivalent ounces in 2024 to 2,503,200 equivalent ounces in 2025.
At South Deep, gold sales increased by 15% from 8,334 kilograms (267,900 ounces) in 2024 to 9,605 kilograms (308,800 ounces) in
2025. This increase was primarily driven by improved grades due to the mining footprint and enhanced plant recovery.
At Tarkwa, gold sales decreased by 12% from 539,600 ounces in 2024 to 474,200 ounces in 2025 mainly due to lower yield. Yield decreased due to lower feed grade as a result of feeding more lower-grade materials from stockpiles. Damang’s gold sales decreased by
29% from 135,600 ounces in 2024 to 96,900 ounces in 2025 due to lower yield resulting from lower grade of ore processed.
At  Peru, copper sales increased by 1% from 22,167 tonnes in 2024 to 22,442 tonnes in 2025 mainly due to higher recovery, while gold sales increased by 16% from 87,519 ounces in 2024 to 101,470 ounces in 2025 due to higher gold grade and recovery. Gold equivalent sales decreased by 3% from 171,600 ounces in 2024 to 166,800 ounces in 2025 due to a lower Cu/Au price factor as a result of a higher increase in gold price in relation to the copper price, which had a negative impact on equivalent production in 2025.
On 31 August 2025, Salares Norte achieved commercial levels of production. Gold and silver sales for 2025 were 363,573 ounces gold and 2,268,179 ounces silver, respectively. Gold equivalent sales increased from 35,600 ounces in 2024 to 391,800 ounces in 2025 driven by the ramp-up of the processing plant.
At St Ives, gold sales increased by 9% from 339,700 ounces in 2024 to 369,600 ounces in 2025 due to an 8% increase in tonnes milled and a 3% increase in yield. At Agnew, gold sales increased by 4% from 234,400 ounces in 2024 to 243,700 ounces in 2025 due to improved plant throughput and feed grade from available stockpiled material. At Granny Smith, gold sales decreased by 6% from
282,600 ounces in 2024 to 266,500 ounces in 2025 in accordance with the business plan. At Gruyere, gold sales increased by 29%
from 143,800 ounces in 2024 to 184,900 ounces in 2025 due to an increase in tonnes milled partially offset by a reduction in yield. In
2024, Gruyere production was impacted by a wet weather event during March and April. In 2025, Gruyere operations continued to ramp-
up, with the Gruyere open pit achieving a 37% increase in tonnes mined compared to the prior year. Gruyere's results are reported on a
50% basis up to the acquisition of Gold Road on 26 September 2025 and on a 100% basis from that date forward.
Cost of sales
Cost of sales, which comprises cost of sales, gold inventory change and amortisation and depreciation, increased by 29% from
US$2,844 million in 2024 to US$3,681 million in 2025. The reasons for this increase are described below.
Cost of sales before amortisation and depreciation
Cost of sales before amortisation and depreciation increased by 25% from US$2,216 million in 2024 to US$2,760 million in 2025 mainly due to the increase in production as well as inflationary increases affecting all the regions and a US$14 million gold inventory debit to cost in 2024 compared to US$61 million in 2025.
At South Deep, cost of sales before amortisation and depreciation increased by 8% from R6,565 million (US$358 million) in 2024 to
R7,123 million (US$398 million) in 2025 mainly due to inflationary increases and increased volumes mined.
At Tarkwa, cost of sales before amortisation and depreciation increased by 20% from US$507 million in 2024 to US$607 million in 2025 mainly due to a gold inventory credit to costs in 2024 of US$13 million as a result of a build-up of stockpiles compared to a gold inventory charge to costs in 2025 of US$117 million as a result of draw-down of stockpiles. At Damang, cost of sales before amortisation and depreciation decreased by 11% from US$238 million in 2024 to US$211 million in 2025 mainly due to lower tonnes mined.
At Cerro Corona, cost of sales before amortisation and depreciation increased by 2% from US$191 million in 2024 to US$194 million in 2025.
At Salares Norte, cost of sales before amortisation and depreciation was US$196 million in 2025. In 2024, cost of sales before amortisation and depreciation was a net positive of US$18 million due to gold inventory credit to costs being higher than the cost of sales before gold inventory change and amortisation and depreciation as a result of a build of stockpiles in line with the ramp-up of the project after achieving first gold In March 2024. Salares Norte reached commercial levels of production on 31 August 2025 and achieved steady state operations in Q4 2025.
At St Ives, cost of sales before amortisation and depreciation increased by 16% from A$569 million (US$375 million) in 2024 to
A$662 million (US$426 million) in 2025 mainly due to increased employee and contractor costs. At Agnew, cost of sales before depreciation increased by 18% from $333 million (US$220 million) in 2024 to A$394 million (US$254 million) in 2025 mainly due increased commodity input prices and employee and contractor costs. At Granny Smith, cost of sales before amortisation and depreciation increased by 5% from A$352 million (US$232 million) in 2024 to A$370 million (US$239 million) in 2025 mainly due to inflationary increases. At Gruyere, cost of sales before amortisation and depreciation increased by 113% from A$172 million (US$113 million)
in 2024 to A$366 million (US$236 million) in 2025 mainly due to higher mining unit costs as a result of higher contractor mining rates and additional processing plant maintenance costs. Gruyere's results are reported on a 50% basis up to the acquisition of Gold Road on
26 September 2025 and on a 100% basis from that date forward.

AFR-28	Gold Fields
Management’s discussion and analysis of the financial statements continued
Amortisation and depreciation
Amortisation and depreciation is calculated on the units-of-production method and is based on current gold production as a percentage of total expected gold production over the lives of the different mines based on proved and probable reserves.
The amortisation in 2025 was based on the reserves as at 31 December 2024. The life-of-mine information is based on the operations reserve life of mine models. In basic terms, amortisation is calculated using the life-of-mine for each operation, which is based on: (1) the proved and probable reserves for the operation at the start of the relevant year; and (2) the amount of gold produced/mined by the operation during the year.

	Amortisation for the year ended
	31 December 2025 US$ million	31 December 2024 US$ million

South Deep	78	62
Tarkwa	137	135
Damang	27	32
Cerro Corona	60	59
Salares Norte[1]	159	45
St Ives	138	63
Agnew	72	72
Granny Smith	71	70
Gruyere[2]	135	75
Corporate and other	44	16
Total amortisation and depreciation	920	627
1Salares Norte reached commercial levels of production on 31 August 2025.
2Results are reported on a 50% basis up to the acquisition of Gold Road on 26 September 2025 and on a 100% basis from that date forward.
Amortisation and depreciation increased by 47% from US$627 million in 2024 to US$920 million in 2025, mainly due to higher production.
At South Deep, amortisation and depreciation increased by 24% from R1,130 million (US$62 million) in 2024 to R1,401 million
(US$78 million) in 2025 mainly due to an increase in infrastructure and fleet capital expenditure, as well as an increase in gold production.
At Tarkwa, amortisation and depreciation increased by 1% from US$135 million in 2024 to US$137 million in 2025. At Damang, amortisation and depreciation decreased by 16% from US$32 million in 2024 to US$27 million in 2025 mainly due to the completion of mining in 2023 resulting in the rehandling and treatment of stockpiles in 2024 and 2025.
At Cerro Corona, amortisation and depreciation increased by 2% from US$59 million in 2024 to US$60 million in 2025 mainly due to higher capital expenditure.
At Salares Norte, amortisation and depreciation increased from US$45 million in 2024 to US$159 million in 2025. Salares Norte Salares
Norte reached commercial levels of production on 31 August 2025 and amortisation on the processing plant commenced from that date.
Salares Norte reached steady state operations in Q4 2025.
At St Ives, amortisation and depreciation increased by 124% from A$96 million (US$63 million) in 2024 to A$215 million (US$138 million) in
2025 mainly due to higher ounces mined. In addition, Swiftsure and Invincible South open pits were fully amortised in 2025 with both open pits having relatively short mine lives combined with high development costs. At Agnew, amortisation and depreciation increased by
3% from A$108 million (US$72 million) in 2024 to A$111 million (US$72 million) in 2025 mainly due to higher capital project expenditure, partially offset by lower ounces mined. At Granny Smith, amortisation and depreciation increased by 4% from A$106 million
(US$70 million) in 2024 to A$110 million (US$71 million) in 2025 due to higher capital development and project expenditure, partially offset by lower ounces mined. At Gruyere, amortisation and depreciation increased by 84% from A$114 million (US$75 million) in 2024 to
A$210 million (US$135 million) in 2025 mainly due to the Gold Road acquisition and inclusion of the 100% cost base from the December quarter (previously 50%).
Investment income
Income from investments increased by 83% from US$29 million in 2024 to US$53 million in 2025.
The investment income in 2025 of US$53 million comprised US$5 million interest on monies invested in the South African and Ghanaian rehabilitation trust funds, US$41 million interest on other cash and cash equivalent balances and US$7 million unwinding of discount rate and net change in fair value of the Asanko deferred and contingent considerations.
The investment income in 2024 of US$29 million comprised US$4 million interest on monies invested in the South African and Ghanaian rehabilitation trust funds, US$18 million interest on other cash and cash equivalent balances and US$7 million unwinding of discount rate and net change in fair value of the Asanko deferred and contingent considerations.

AFR-29	Gold Fields
Interest on other cash balances increased by 128% from US$18 million in 2024 to US$41 million in 2025 mainly due to higher average cash balances in 2025.
The US$7 million unwinding of discount rate and net change in fair value of the Asanko deferred and contingent considerations in 2024 and 2025 relates to the considerations receivable in terms of the disposal of Asanko Gold.
Finance expense
Finance expense increased by 142% from US$50 million in 2024 to US$121 million in 2025.
The finance expense of US$121 million in 2025 comprised US$29 million relating to the accretion of the environmental rehabilitation liability, US$1 million relating to the unwinding of the silicosis provision, US$26 million lease interest and US$134 million on various
Group borrowings, partially offset by borrowing costs capitalised of US$69 million.
The finance expense of US$50 million in 2024 comprised US$25 million relating to the accretion of the environmental rehabilitation liability, US$1 million relating to the unwinding of the silicosis provision, US$25 million lease interest and US$106 million on various
Group borrowings, partially offset by borrowing costs capitalised of US$106 million.
The environmental rehabilitation liability accretion expense increased by 16% from US$25 million in 2024 to US$29 million in 2025 due to higher gross cost estimates at the end of 2024.
The unwinding of the silicosis provision remained flat at US$1 million.
The interest expense on lease liability increased by 4% from US$25 million in 2024 to US$26 million in 2025 due to additional leases entered into.
Interest on Group borrowings increased by 26% from US$106 million in 2024 to US$134 million in 2025 due to higher average borrowings in 2025.
Below is an analysis of the components making up the interest on the various Group borrowings, stated on a comparative basis:

	United States Dollar
Figures in millions unless otherwise stated	2025	2024

Interest on borrowings to fund capital expenditure and operating costs at the South African operation	1	1
Interest on US$500 million 5-year notes issue	—	10
Interest on US$500 million 10-year notes issue	31	31
Interest on US$750 million 7-year notes issue	28	—
Interest on US$100 million revolving senior secured credit facility	1	1
Interest on US$150 million revolving senior secured credit facility	—	3
Interest on US$85 million revolving senior secured credit facility	—	4
Interest on A$500 million syndicated revolving credit facility	4	6
Interest on US$750 million multi-currency bridge facilities	12	14
Interest on US$1,200 million term loan and revolving credit facility	52	36
Interest on A$1,250 million multi-currency term loan facility	5	—
	134	106
Interest on borrowings at the South African operation remained flat at US$1m. The Rand facilities are fully undrawn and the expense relates to commitment fees.
Interest on the US$500 million 5-year notes issue was US$10 million in 2024. The US$500 million 5-year notes matured and were repaid on 25 May 2024.
The US$500 million 10-year notes issue remained flat at US$31 million.
On 13 May 2025, Gold Fields successfully concluded the raising of US$750 million 7-year notes. Interest on the US$750 million 7-year notes was US$28 million in 2025.
Interest on the US$100 million term revolving senior secured credit facility remained flat at US$1 million. The facility is fully undrawn and the expense relates to commitment fees.
Interest on the US$150 million revolving senior secured facility was US$3 million in 2024. The US$150 million revolving senior secured facility was refinanced with the US$85 million revolving senior secured facility during 2024 and cancelled.
Interest on the US$85 million revolving senior secured facility was US$4 million in 2024. The US$85 million revolving senior credit facility was cancelled on 9 July 2025.

AFR-30	Gold Fields
Management’s discussion and analysis of the financial statements continued
Interest on the A$500 million syndicated revolving credit facility decreased by 33% from US$6 million in 2024 to US$4 million in 2025.
The decrease was due to repayments in 2025.
Interest on the US$750 million multi-currency bridge facilities decreased by 14% from US$14 million in 2024 to US$12 million in 2025.
The facilities were entered into on 18 October 2024 and used to finance the Osisko acquisition. The facilities had a maturity date of
17 October 2025 and were fully repaid and cancelled in May 2025.
Interest on the US$1,200 million term loan and revolving credit facility increased by 44% from US$36 million in 2024 to US$52 million in 2025. The increase was due to additional drawdowns in 2025.
Interest on the A$1,250 million multi-currency term loan facility was US$5 million in 2025. The facility was entered into on
2 December 2025 and used to finance the Gold Road acquisition.
Capitalised interest decreased by 35% from US$106 million in 2024 to US$69 million in 2025 due to the cessation of interest capitalisation at Salares Norte from 31 August 2025 due to the mine having reached commercial levels of production. An average interest capitalisation rate of 4.3% (2024: 7.0%) was applied. The interest was capitalised in terms of IAS 23 Borrowing Costs. IAS 23 requires capitalisation of borrowing costs whenever general or specific borrowings are used to finance qualifying projects.
Gain on financial instruments, net
Gain on financial instruments net was US$58 million in 2025.

	United States Dollar
Figures in millions unless otherwise stated	2025	2024

Royalties - fair value gain	78	—
Northern Star shares - fair value gain	53	—
Northern Star shares - fair value loss on forward sales	(73)	—
Total gain on financial instruments, net	58	—
On 12 December 2025, Gold Fields entered into agreements to sell a portfolio of royalty assets for a total cash consideration of
US$115 million and its right to the Asanko deferred and contingent considerations for US$30 million and US$22 million, respectively.
Certain assets within the royalty portfolio, having a combined a value of US$78 million, were subject to a third-party right of first refusal
(“ROFR”). Completion of the overall transaction was conditional upon the purchaser acquiring these royalties. At 31 December 2025, the US$78 million royalties were presented as assets held for sale as the sale was considered highly probable in the sense that they will be purchased either by the purchaser or the third party. A fair value gain of US$78 million was recognised in profit or loss.
On 26 September 2025, Gold Fields entered into a forward share transaction ("forward sale") pursuant to which it agreed to sell the
Northern Star shares acquired as part of the acquisition of Gold Road. The investment in Northern Star was presented as an asset held for sale until 14 October 2025, the settlement date of the forward sale. A fair value gain of US$53 million (A$83 million) was recognised in profit or loss.
On 14 October 2025, Gold Fields sold the 49,258,234 Northern Star shares by way of the forward sale at a price of A$22.05 per Northern
Star share for a total consideration of US$707 million (A$1,086 million). A fair value loss of US$73 million (A$113 million) was recognised in profit or loss.
Foreign exchange gain/(loss)
The foreign exchange loss of US$7 million in 2024 compared to a gain of US$7 million in 2025. These gains or losses on foreign exchange related to the conversion of offshore cash holdings into their functional currencies.
Share-based payments
Gold Fields recognises the cost of share options granted (share-based payments) in terms of IFRS 2 Share-based Payment.
The Group grants share options and restricted shares to Executive Directors, as well as senior and middle management. Gold Fields has adopted appropriate valuation models to fair value share-based payments. The value of the equity-settled instruments is determined at the grant date of the options and depending on the rules of the plan expensed on a straight-line basis over a three-year vesting period, adjusted for forfeitures as appropriate.
Share-based payments increased from US$4 million in 2024 to US$25 million in 2025 mainly due to higher vesting percentages, as well as a higher number of awards granted in 2025 as a result of a change in the employee share scheme with shares granted to a broader group of employees and not only executives and certain officers. The corresponding entry for the share-based payment expense was the share-based payment reserve within shareholders’ equity.
Long-term incentive plan expense
Gold Fields recognises the long-term incentive plan expense in terms of IAS 19 Employee Benefits.
The Group granted cash awards to senior and middle management, conditional on the achievement of specified performance conditions relating to total shareholder return and free cash flow margin. The conditions were assessed over the performance cycle which runs over three calendar years. The expected timing of the cash outflows in respect of each grant was at the end of three years after the original award was made. The last award under this plan was made in 2024.

AFR-31	Gold Fields
The performance conditions of LTIP are approved annually by the Remuneration Committee. The expected timing of the cash outflows in respect of each grant is at the end of three years after the original award was made.
The LTIP expense increased by 187% from US$15 million in 2024 to US$43 million in 2025 mainly due to the current marked-to-market valuation of the plan reflecting improved forecast performance.
Exploration expense
The exploration expense increased by 204% from US$98 million in 2024 to US$298 million in 2025 mainly due to higher spend at the
Windfall Project in Canada, which is still in the pre-feasibility phase.

	United States Dollar
Figures in millions unless otherwise stated	2025	2024

Australia	68	44
Chile	20	16
Peru	11	7
Ghana	—	3
Canada	186	28
Other	13	—
Total exploration expense	298	98
Reversal of impairment of assets, net of impairment
Impairment of assets of US$4 million in 2024 compared to a reversal of impairment of assets, net of impairment amounting to US$281 million in 2025.

	United States Dollar
Figures in millions unless otherwise stated	2025	2024

Salares Norte redundant assets (2024: Peru)	(4)	(4)
South Deep cash-generating unit - reversal of impairment	285	—
Reversal of impairment of assets, net of impairment	281	(4)
For the year ended 31 December 2018, the Group recognised an impairment of US$410 million (R5,507 million) in respect of property, plant and equipment relating to the South Deep CGU. At 31 December 2025, the Group reversed an impairment of US$285 million
(R4,722 million) in respect of property, plant and equipment relating to the South Deep CGU as a result of significantly higher gold prices and the stabilisation of the ramp-up at the South Deep mine during 2025. The impairment reversal was limited to what the carrying amounts of the CGU would have been at 31 December 2025 had the assets not been impaired. Refer note 8 for further details.
Other costs, net
Other costs, net increased by 65% from US$82 million in 2024 to US$135 million in 2025.
The costs in 2025 were mainly made up of:
•Social contributions of US$26 million;
•Offshore structure costs of US$17 million; and
•Rehabilitation expense of US$44 million as a result of changes in estimates relating to the provision for environmental rehabilitation costs recognised in profit or loss.
The costs in 2024 were mainly made up of:
•Social contributions of US$21 million;
•Offshore structure costs of US$18 million; and
•Gruyere rainfall event related costs of US$12 million.
Restructuring costs
Restructuring costs increased by 43% from US$7 million in 2024 to US$10 million in 2025. The cost in 2024 and 2025 related mainly to the separation packages at Ghana.
Ghana expected credit loss
Ghana expected credit loss (“ECL”) was US$66 million in 2025.
The ECL of US$66 million in 2025 comprised US$46 million raised against a contractor loan receivable at Tarkwa and US$20 million raised against a Tarkwa receivable. The amounts advanced were provided to ensure the sustainability of the operation and delivery of the mine plan. Gold Fields has communicated to the contractor that this amount remains payable and has reserved all rights in this regard.
Profit on disposal of asset held for sale - Asanko Gold
Asanko Gold was disposed of during 2024. The transaction was subject to a number of conditions and was concluded on 4 March 2024 with the receipt of US$65 million cash and 28.5 million Galiano shares, resulting in the recognition of a profit on disposal amounting to
US$6m in 2024.

AFR-32	Gold Fields
Management’s discussion and analysis of the financial statements continued
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
Gain on remeasurement of 50% previously held interest in Gruyere
Gain on remeasurement of 50% previously held interest in Gruyere was US$808 million (A$1,235 million) in 2025.
On 13 December 2016, Gold Fields purchased 50% of the Gruyere Gold Project and entered into a 50:50 unincorporated joint operation with Gold Road Resources Limited (“Gold Road”).
On 5 May 2025, Gold Fields entered into an agreement to acquire 100% of the issued and outstanding share capital of Gold Road. This represents a direct acquisition of Gold Road, as well as an indirect acquisition of the remaining 50% interest in the Gruyere Gold Project
(the "second Transaction").
When a joint operation is acquired through stages that results in control of an entity that is a business, the transaction is treated as a business combination achieved in stages. On acquisition date the previously held 50% interest in the Gruyere Gold Project was remeasured to its fair value and the resulting gain was recognised in profit or loss.
Transaction costs on acquisition of Gold Road
Transaction costs of US$51 million (A$80 million) relating to the Gold Road acquisition were recognised in profit or loss in 2025.
Share of results of equity-accounted investees, net of taxation
The share of results of equity-accounted investees, net of taxation decreased by 96% from a loss of US$54 million in 2024 to a loss of
US$2 million in 2025.

	United States Dollar
Figures in millions unless otherwise stated	2025	2024

Far South East Resources Incorporated (“FSE”)	—	(2)
Windfall Project	—	(48)
Lunnon Metals Limited (“Lunnon”)	(2)	(4)
Share of result of equity-accounted investees, net of taxation	(2)	(54)
FSE’s share of loss of equity-accounted investees, net of taxation was US$2 million in 2024. Gold Fields disposed of FSE for US$1 million
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
Windfall’s share of loss of equity-accounted investees, net of taxation was US$48 million in 2024. Windfall's share of equity accounting loss for 2024 was based on results to 25 October 2024.
Lunnon’s share of losses of equity-accounted investees decreased by 50% from US$4 million in 2024 to US$2 million in 2025.
Gold Fields holds 30.5% (2024: 30.5%) of Lunnon at 31 December 2025.
Silicosis settlement costs
Silicosis settlement costs were US$1 million in 2025.
A consolidated application was brought against several South African mining companies, including Gold Fields, for certification of a class action on behalf of current or former mineworkers (and their dependants) who have allegedly contracted silicosis and/or tuberculosis while working for one or more of the mining companies listed in the application (refer to notes 29.2 and 39 of the consolidated financial statements for further details).
Profit on disposal of assets
Profit on disposal of assets remained flat at US$1 million. The profit in 2024 and 2025 related mainly to the sale of redundant assets at various operations.

AFR-33	Gold Fields
Royalties
Royalties increased by 57% from US$148 million in 2024 to US$232 million in 2025 in line with the increases in revenue.
Mining and income tax
The mining and income tax charge increased by 137% from US$697 million in 2024 to US$1,649 million in 2025.
The table below indicates Gold Fields’ effective tax rate in 2025 and 2024:

	United States Dollar
Figures in millions unless otherwise stated	2025	2024

Income and mining tax charge (US$ million)	(1,649)	(697)
Effective tax rate (%)	31	35
In 2025, the effective tax rate of 31.0% was lower than the maximum South African mining statutory tax rate of 33% mainly due to the tax effect of the following:
•US$131 million adjustment to reflect the actual realised company tax rates in South Africa and offshore;
•US$267 million non-taxable gain on remeasurement of 50% previously held interest in Gruyere;
•US$18 million non-taxable fair value gain on Northern Star shares; and
•US$8 million deferred tax movement on Peruvian Nueva Sol devaluation against US dollar;
The above were offset by the following tax effected charges:
•US$8 million non-deductible share-based payments;
•US$4 million non-deductible exploration expense;
•US$21 million non-deductible interest paid;
•US1 million of non-deductible share of results of equity-accounted investees, net of taxation;
•US$24 million non-deductible fair value loss on forward sale of Northern Star shares;
•US$12 million non-deductible transaction costs on acquisition of Gold Road;
•US$38 million dividend withholding tax;
•US$42 million of net non-deductible expenditure and non-taxable income;
•US$20 million of various Peruvian non-deductible expenses;
•US$88 million deferred tax assets not recognised at Windfall; and
•USS$1 million prior year adjustments.
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
Profit for the year
As a result of the factors discussed above, the profit increased by 182% from US$1,291 million in 2024 to US$3,645 million in 2025.
Profit attributable to owners of the parent
Profit attributable to owners of the parent increased by 187% from US$1,245 million in 2024 to US$3,567 million in 2025.
Profit attributable to non-controlling interests
Profit attributable to non-controlling interests increased by 70% from US$46 million in 2024 to US$78 million in 2025.
The non-controlling interest at the end of 2025 and 2024 consists of Gold Fields Ghana Limited (Tarkwa) and Abosso Goldfields Limited (Damang)
at 10% each, Gold Fields La Cima S.A. (Cerro Corona) at 0.47% and Newshelf 899 (Proprietary) Limited (South Deep) at 6.90% (2024: 3.57%).

AFR-34	Gold Fields
Management’s discussion and analysis of the financial statements continued
The amount making up the non-controlling interest is shown below:

	2025	2024	2025	2024
	Non-controlling interest Effective[1]	Non-controlling interest Effective[1]	US$ million	US$ million

Gold Fields Ghana – Tarkwa	10.0%	10.0%	46	38
Abosso Goldfields – Damang	10.0%	10.0%	3	2
Gold Fields La Cima – Cerro Corona	0.47%	0.47%	1	—
Newshelf 899 – South Deep[2]	6.90%	3.57%	28	6
			78	46
1Average for the year
2On 6 December 2025, per the South Deep BEE transaction an economic interest of 6.90% In Newshelf 899 (Proprietary) Limited vested to the BEE non-controlling interest holders.
Basic earnings per share
As a result of the above, Gold Fields earnings per share increased by 187% from US$1.39 per share in 2024 to US$3.99 per share in 2025.
Dividend policy
During 2025, the Company implemented a new dividend policy. The new policy, which took effect with the final 2025 dividend declaration, targets a base dividend of 35% of free cash flow before discretionary growth investments, with a minimum annual dividend of US$0.50 per share
(paid semi-annually at US$0.25 per share). The Company’s previous dividend policy was to declare an interim and final dividend of 30% – 45%
of normalised earnings. All payouts are subject to the applicable legal, regulatory and Board approval requirements.
Normalised profit attributable to owners of the parent
Normalised profit attributable to owners of the parent is considered an important measure by Gold Fields of the profit realised by the Group in the ordinary course of operations. In addition, it formed the basis of the previous dividend policy. Normalised profit attributable to owners of the parent is defined as profit attributable to owners of the parent excluding gains and losses on foreign exchange, financial instruments, non-recurring net realisable value adjustment to stockpiles and non-recurring items after taxation and non-controlling interest effect.
Normalised profit attributable to owners of the parent increased by 119% from US$1,227 million or US$1.37 per share in 2024 to US$2,684 million or US$3.00 per share in 2025.
Normalised profit attributable to owners of the parent reconciliation for the Group is calculated as follows:

	United States Dollar
Figures in millions unless otherwise stated	2025	2024

Profit for the year attributable to owners of the parent	3,567	1,245
Adjusted for the following:
Non-recurring items[1]	(941)	(16)
Tax effect of non-recurring items*	64	(10)
Non-controlling interest effect of non-recurring items*	3	—
Loss on foreign exchange	(7)	7
Tax effect on foreign exchange*	(2)	—
Cerro Corona net realisable value adjustment to stockpiles	—	3
Tax effect on Cerro Corona net realisable value adjustment to stockpiles*	—	(1)
South Deep deferred tax change*	—	(1)
Normalised profit attributable to owners of the parent	2,684	1,227
1Non-recurring items are considered unusual and not expected during regular business operations and comprise the following:

	United States Dollar
Figures in millions unless otherwise stated	2025	2024

Profit on the sale of assets	(1)	(1)
Gain on financial instruments, net	(58)	—
Gain on remeasurement of 50% previously held interest in Gruyere	(808)	—
Transaction costs on acquisition of Gold Road	51	—
Profit on disposal of Rusoro	—	(62)
Profit on disposal of Asanko Gold	—	(6)
Reversal of Impairment of assets, net of impairment of assets	(281)	4
Restructuring costs	10	7
Rehabilitation adjustments	44	(1)
Gruyere rainfall event	(6)	12
Ghana expected credit losses	66	—
Other non-recurring items*	42	31
Total non-recurring items	(941)	(16)
*Based on information underlying the audited consolidated annual financial statements of Gold Fields Limited for the year ended 31 December 2025 and 2024.

AFR-35	Gold Fields
Liquidity and capital resources – years ended 31 December 2025 and 31 December 2024
Cash flows from operating activities
Cash inflows from operating activities increased by 135% from US$1,607 million in 2024 to US$3,772 million in 2025. The items comprising these are discussed below.
The increase in inflow of US$2,165 million was due to the following movements:

Figures in millions unless otherwise stated	United States Dollar

Increase in cash generated by operations mainly due to higher revenue as a result of the higher gold price	2,732
Increase in interest received	24
Increase in release of working capital	173
Increase in interest paid due to higher average borrowings	(30)
Increase in royalties paid mainly due to higher revenue as a result of the higher gold price	(87)
Increase in taxes paid mainly due to higher revenue as a result of the higher gold price	(264)
Increase in dividends paid	(383)
2,165
Cash flows from investing activities
Cash outflows from investing activities increased by 7% from US$2,591 million in 2024 to US$2,766 million in 2025.
The increase in outflow of US$175 million was due to the following movements:

Figures in millions unless otherwise stated	United States Dollar

Increase in additions to property, plant and equipment	(215)
Increase in capital expenditure – working capital	(19)
Decrease in proceeds on disposal of property, plant and equipment	(1)
Increase in purchase of investments	(35)
Windfall Project capital contributions - 2024	65
Purchase of Osisko - 2024	1,453
Purchase of Gold Road - 2025	(2,124)
Increase in proceeds on disposal of investments	825
Proceeds on disposal of Rusoro - 2024	(62)
Proceeds on disposal of Asanko Gold - 2024	(65)
Decrease in contributions to environmental trust funds	3
(175)

AFR-36	Gold Fields
Management’s discussion and analysis of the financial statements continued
Additions to property, plant and equipment
Capital expenditure increased by 18% from US$1,183 million in 2024 to US$1,399 million in 2025.

	United States Dollar
	2025			2024
Figures in million unless otherwise stated	Sustaining capital*	Non-sustaining capital*	Total capital	Sustaining capital*	Non-sustaining capital*	Total capital

South Deep	128	—	128	112	—	112
Tarkwa	249	—	249	207	—	207
Damang	(4)	—	(4)	5	—	5
Cerro Corona	11	35	46	27	7	34
Salares Norte	200	93	293	142	247	389
St Ives	125	156	281	169	29	198
Agnew	45	41	86	45	27	72
Granny Smith	112	10	122	56	24	80
Gruyere[1]	157	—	157	85	—	85
Other	6	35	41	1	—	1
Total	1,029	370	1,399	849	334	1,183
1On 26 September 2025, Gold Fields acquired 100% of the issued and outstanding share capital of Gold Road. This represents a direct acquisition of Gold Road, as well as an indirect acquisition of the remaining 50% interest in the Gruyere Gold Project. The capital expenditure for 2025 represents 100% of Gruyere from acquisition date compared to 50%
for the 12 months in 2024.
*Based on information underlying the audited consolidated annual financial statements of Gold Fields Limited for the years ended 31 December 2025 and 2024.
Sustaining capital expenditure at South Deep increased by 12% from R2,046 million (US$112 million) in 2024 to R2,292 million (US$128 million) in 2025, mainly due to an increase in equipment purchases, winder upgrades, electrical upgrades and water reticulation upgrades.
Sustaining capital expenditure at Tarkwa increased by 20% from US$207 million in 2024 to US$249 million in 2025.  The increase in capital expenditure was mainly due to an increase in capital waste tonnes mined and infrastructure relocation project expenditure (US$22 million).
Sustaining capital expenditure at Damang decreased by 179% from US$5 million in 2024 to negative US$4 million in 2025 due to capital cost reclassified as operational cost in 2025 and other capital reversals.
Total capital expenditure at Cerro Corona increased by 35% from US$34 million in 2024 to US$46 million in 2025. The increase in total capital expenditure is due to the construction of the in-pit tailing facility.
Total capital expenditure at Salares Norte decreased by 25% from US$389 million in 2024 to US$293 million in 2025. Sustaining capital expenditure increased in 2025 mainly due to the ramp-up expenditure up to achieving commercial levels of production at the end of
August 2025. Non-sustaining capital expenditure decreased in 2025 due to the completion of the project stage capital expenditure.
Total capital expenditure at St Ives increased by 46% from A$300 million (US$198 million) in 2024 to A$437 million (US$281 million) in
2025. The increased capital mainly relates to A$177 million (US$114 million) spent on the Renewables Power Project (2024: A$49 million
(US$32 million).
Total capital expenditure at Agnew increased by 21% from A$110 million (US$72 million) in 2024 to A$133 million (US$86 million) in 2025 driven by increased non-sustaining expenditure in 2025 associated with bringing the Barren Lands underground mine to full production in December 2025 and ongoing development of the lower Kath orebody at the Waroonga complex.
Total capital expenditure at Granny Smith increased by 55% from A$122 million (US$80 million) in 2024 to A$190 million (US$122 million)
in 2025 due to increased underground development and expenditure on the new mine fresh air intake system to support the Z135 and
Z150 extraction levels
Total capital expenditure at Gruyere increased by 89% from A$129 million (US$85 million) in 2024 to A$244 million (US$157 million) in
2025 reflecting the 2025 focus on pre-stripping of Stages 5 and 6 of the Gruyere open pit. Following the acquisition of Gold Road on 26 September 2025, capital expenditure has been recognised at 100% of the Gruyere cost profile.
Proceeds on disposal of property, plant and equipment
Proceeds on the disposal of property, plant and equipment decreased by 33% from US$3 million in 2024 to US$2 million in 2025. In both
2025 and 2024, the proceeds related mainly to the disposal of various redundant assets at the mines.

AFR-37	Gold Fields
Purchase of investments
Investment purchases increased by 60% from US$58 million in 2024 to US$93 million in 2025.
Purchase of investments of US$93 million in 2025 comprised:

Figures in millions unless otherwise stated	United States Dollar

Founders Metals Inc.	36
Onyx Gold Corp	5
Investment in bonds	49
Other	3
93
Purchase of investments of US$58 million in 2024 comprised:

Figures in millions unless otherwise stated	United States Dollar

Tesoro Gold Limited	2
Torq Resources Inc.	1
Investment in bonds	52
Other	3
58
Windfall Project capital contributions
Gold Fields capital contribution in terms of the obligation under the Windfall joint venture was US$65 million (C$89 million) in 2024. Refer below for derecognition of the Windfall joint venture as part of the Osisko asset acquisition.
Purchase of Osisko
On 12 August 2024, Gold Fields entered into an agreement with Osisko to acquire 100% of its issued share capital. This represented a direct acquisition of Osisko as well as an indirect acquisition of the remaining 50% interest in the Windfall Project. The acquisition date was 25 October 2024, the date on which all conditions precedent were met and the consideration was paid in full by Gold Fields.
On 25 October 2024, the initial 50% interest in the Windfall Project was derecognised as a joint venture and recognised as an asset acquisition together with the additional 50% interest held by Osisko, in terms of the Osisko asset acquisition.
The agreed upon consideration for this transaction was US$1,483 million (C$2,061 million) for 420.53 million shares at the purchase price of C$4.90 per share.
As part of the Osisko acquisition, Gold Fields acquired cash of US$31 million (C$43 million).
Purchase of Gold Road
On 26 September 2025, Gold Fields acquired 100% of the issued and outstanding share capital of Gold Road. This represented a direct acquisition of Gold Road, as well as an indirect acquisition of the remaining 50% interest in the Gruyere Gold Project. The purchase of
Gold Road comprised US$2,169 million (A$3,349 million) cash consideration paid on 10 October 2025 and US$315 million (A$478 million)
special dividend paid to Gold Road shareholders on 3 October 2025, partially offset by US$360 million (A$550 million) Gold Road take-on cash and cash equivalents at 26 September 2025.
Proceeds on disposal of investments
Proceeds on the disposal of investments increased from US$57 million in 2024 to US$882 million in 2025.
The proceeds on disposal in 2025 and 2024 comprised:

Figures in US$ millions unless otherwise stated	2025	2024

Northern Star shares	707	—
Galiano Gold Inc. shares	106	—
O3 Mining Inc. shares	21	—
FSE	—	1
Insurance cell captives - maturing of bonds	46	56
Other	2	—
	882	57

AFR-38	Gold Fields
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
Contributions to environmental trust funds
The contributions to environmental trust fund decreased by 23% from US$13 million in 2024 to US$10 million in 2025.
The contributions to environmental trust funds of US$10 million in 2025 comprised:

Figures in millions unless otherwise stated	United States Dollar

South Deep mine environmental trust fund	1
Tarkwa mine environmental trust fund	8
Damang mine environmental trust fund	1
10
The contributions to environmental trust funds of US$13 million in 2024 comprised:

Figures in millions unless otherwise stated	United States Dollar

South Deep mine environmental trust fund	1
Tarkwa mine environmental trust fund	10
Damang mine environmental trust fund	2
13
Cash flows from financing activities
Cash flows from financing activities was an inflow of US$1,213 million in 2024 compared to an outflow of US$173 million in 2025. The items comprising these numbers are discussed below.
The movement of US$1,386 million was due to the following:

Figures in millions unless otherwise stated	United States Dollar

Increase in loans raised	1,795
Increase in loans repaid	(3,134)
Purchase of treasury shares - 2025	(36)
Increase in payment of lease liability	(11)
(1,386)
Loans raised
Loans raised increased by 78% from US$2,291 million in 2024 to US$4,086 million in 2025.
The US$4,086 million loans raised in 2025 comprised:

Figures in millions unless otherwise stated	United States Dollar

US$750 million 7-year notes issue[1]	742
US$1,200 million term loan and revolving credit facilities	234
US$2,300 million multi-currency bridge facility[2]	2,276
A$1,250 million multi-currency term loan facility[3]	834
4,086
1On 13 May 2025, Gold Fields successfully concluded the raising of US$750 million 7-year notes. The net proceeds from the 7-year notes was used to repay in full the outstanding loans under the US$750 million multi-currency bridge facilities.
2On 15 July 2025, Gruyere entered into a US$2,300 million multi-currency syndicated bridge facility. The facility was used to finance the acquisition of Gold Road. On 12 January
2026, the facility was repaid in full and cancelled, utilising available cash resources together with proceeds from the A$1,250 million multi-currency term loan facility.
3On 2 December 2025, Gruyere entered into an A$1,250 million multi-currency syndicated term loan facility. The proceeds were used to partially repay the US$2,300 million multi-
currency bridge facility.

AFR-39	Gold Fields
The US$2,291 million loans raised in 2024 comprised:

Figures in millions unless otherwise stated	United States Dollar

US$85 million revolving senior secured credit facility	84
A$500 million syndicated revolving credit facility	263
US$1,200 million term loan and revolving credit facilities	1,202
US$750 million multi-currency bridge facilities[1]	742
2,291
1On 18 October 2024, Orogen and Windfall entered into a US$500 million multi-currency bridge facility and a US$250 million multi-currency parallel bridge facility (collectively called the "US$750 million multi-currency bridge facilities"). The facility was mainly used to finance of the Osisko asset acquisition.
Loans repaid
Loans repaid increased by 318% from US$986 million in 2024 to US$4,120 million in 2025.
The US$4,120 million loans repaid in 2025 comprised:

Figures in millions unless otherwise stated	United States Dollar

US$85 million revolving senior secured credit facility[1]	34
A$500 million syndicated revolving credit facility	214
US$1,200 million term loan and revolving credit facilities	802
US$750 million multi-currency bridge facilities[2]	753
US$2,300 million multi-currency bridge facility[3]	2,120
Gold Road take-on loan[4]	197
4,120
1The US$85 million revolving senior credit facility was settled and cancelled on 9 July 2025.
2The facilities had a maturity date of 17 October 2025 and were fully repaid and cancelled in May 2025.
3On 12 January 2026, the facility was repaid in full and cancelled, utilising available cash resources together with proceeds from the A$1,250 million multi-currency term loan facility.
4The Gold Road take-on loan of US$197 million (A$301 million) was fully repaid in October 2025.
The US$986 million loans repaid in 2024 comprised:

Figures in millions unless otherwise stated	United States Dollar

US$500 million 5-year notes issue[1]	500
US$150 million revolving senior secured credit facility[2]	84
US$85 million revolving senior secured credit facility[2]	50
A$500 million syndicated revolving credit facility	39
US$1,200 million term loan and revolving credit facilities	313
986
1On 15 May 2024, US$500 million 5-year notes issue matured and was repaid.
2On 10 May 2024, the US$150 million revolving senior secured credit facility was refinanced with the US$85 million revolving senior credit facility and cancelled.
Purchase of treasury shares
Treasury shares amounting to US$36 million were purchased by the Group and a portion was issued to participants upon vesting of employee share options in 2025.
Payment of lease liabilities
Payment of lease liabilities increased by 12% from US$92 million in 2024 to US$103 million in 2025. The increase related mainly to additional lease liabilities during 2025.
Net cash generated/(utilised)
As a result of the above, net cash generated increased by 264% from $229 million in 2024 to US$833 million in 2025.
Cash and cash equivalents increased by 107% from US$860 million at 31 December 2024 to US$1,779 million at 31 December 2025.

AFR-40	Gold Fields
Management’s discussion and analysis of the financial statements continued
Adjusted free cash flow
This is a measure that management uses to measure the cash generated by the core business. In addition, it forms the basis of the new dividend policy. Adjusted free cash flow is defined as net cash from operations adjusted for the South Deep BEE dividend, additions to property, plant and equipment, capital expenditure – working capital, proceeds on disposal of property, plant and equipment, contributions to environmental trust funds and payment of principal lease liabilities per the statement of cash flows.
The cash inflow increased from US$605 million in 2024 to US$2,970 million in 2025 due to the higher gold price received.
Below is a table reconciling the adjusted free cash flow to the statement of cash flows.

	United States Dollar
Figures in millions unless otherwise stated	2025	2024

Net cash from operations	4,534	1,986
South Deep BEE dividend	(1)	(1)
Additions to property, plant and equipment	(1,399)	(1,183)
Capital expenditure – working capital	(23)	(6)
Proceeds on disposal of property, plant and equipment	2	3
Contributions to environmental trust funds	(10)	(13)
Payment of principal lease liabilities	(103)	(92)
Windfall Project capital contributions	—	(65)
Contributions for rehabilitation purposes at Australia*	(30)	(24)
Adjusted free cash flow	2,970	605
*Based on information underlying the audited consolidated annual financial statements of Gold Fields Limited for the year ended 31 December 2025 and 2024.
Below is a table reconciling adjusted free cash flow to adjusted free cash flow from operations:

	United States Dollar
Figures in millions unless otherwise stated	2025	2024

Adjusted free cash flow	2,970	605
Salares Norte net cash (generated)/utilised1,*	(261)	354
Interest paid by corporate entities2,*	64	91
Windfall net cash utilised*	261	—
Gold Road transaction costs	51	—
Loss on Northern Star shares, net*	19	—
Windfall Project capital contributions	—	65
Other corporate costs*	67	34
Adjusted free cash flow from operations*	3,171	1,149

– St Ives	529	150
– Agnew	432	217
– Granny Smith	548	300
– Gruyere	295	123
– Gold Fields Australia - taxation for Australian operations[3]	(443)	(238)
– South Deep	511	168
– Tarkwa	474	225
– Damang	94	138
– Cerro Corona	184	66
– Salares Norte	547	—

Adjusted free cash flow from operations*	3,171	1,149
1Prior to commercial levels of production being achieved, Salares Norte was a project for purposes of the adjusted free cash flow calculation.
2Does not agree to interest paid per the cash flow of US$160 million (2024: US$130 million) due to interest paid by the mines reflected under adjusted free cash flow from operations.
3The Australian operations are entitled to transfer and off-set profits and losses from one company to another, therefore it is not meaningful to split the taxation and tax paid is reflected under Gold Fields Australia.
*Based on information underlying the audited consolidated annual financial statements of Gold Fields Limited for the year ended 31 December 2025 and 2024.

AFR-41	Gold Fields
Statement of financial position
Borrowings
Total borrowings increased by 10% from US$2,496 million at 31 December 2024 to US$2,738 million at 31 December 2025. Net debt is defined as total borrowing plus lease liabilities less cash and cash equivalents. Net debt decreased by 31% from US$2,086 million at
31 December 2024 to US$1,442 million at 31 December 2025 mainly due to the increase in cash and cash equivalents as a result of the higher sales and gold price. Net debt (excluding lease liabilities) decreased by 41% from US$1,635 million at 31 December 2024 to
US$959 million at 31 December 2025 for the same reasons discussed above.
The Group monitors capital using the ratio of net debt to adjusted EBITDA. The definition of adjusted EBITDA and net debt is defined in the Group's facilities agreements. Adjusted EBITDA is defined as profit or loss for the year adjusted for interest, taxation, amortisation and depreciation and certain other non-operating costs. The bank covenants on external borrowings require a net debt to adjusted EBITDA ratio of 3.5 or below and EBITDA to net finance charges of 4.0 or above and the ratios are measured based on amounts in United States
Dollar. Net debt to adjusted EBITDA at 31 December 2025 was 0.26x (2024: 0.73x). Net finance charges to adjusted EBITDA at
31 December 2025 was 41.3x (2024: 22.4x). Refer to note 43 of the consolidated financial statements for further details including the reconciliation of profit for the year to adjusted EBITDA.
Provisions
Total provisions increased by 25% from US$481 million in 2024 to US$601 million in 2025 and included the following:

	United States Dollar
Figures in millions unless otherwise stated	2025	2024

Provision for environmental rehabilitation costs	595	475
Silicosis settlement costs	6	5
Other provisions	—	1
Total provisions	601	481
Current portion of provision[1]	(108)	(79)
Non-current portion of provisions	493	402
1Current portion of provision comprises US$105 million (2024: US$78 million) of the current portion of the environmental rehabilitation costs and US$3 million (2024: US$1 million) of the current portion of the silicosis settlement costs.
Provision for environmental rehabilitation costs
The amount provided for environmental rehabilitation costs increased by 25% from US$475 million at 31 December 2024 to
US$595 million at 31 December 2025. The increase is due to the increase in the gross base cases mainly at the Australian operations.
This provision represents the present value of closure, rehabilitation and other environmental obligations at 31 December 2025. This provision is updated annually to take account of inflation, the time value of money, any new environmental obligations incurred or rehabilitation performed during the year. Refer to note 29.1 of the consolidated financial statements for inputs used in the determination of the provision.
The South African and Ghanaian operations contribute to a dedicated environmental trust fund and a dedicated bank account, respectively, to provide financing for final closure and rehabilitation costs. The amount invested in the fund is shown as a non-current asset in the financial statements and increased by 13% from US$125 million at 31 December 2024 to US$141 million at 31 December 2025.
The increase is mainly as a result of contributions amounting to US$10 million and interest income of US$5 million. The South African and
Ghanaian operations are required to contribute annually to the trust fund over the remaining lives of the mines, to ensure that sufficient funds are available to discharge commitments for future rehabilitation costs.
At 31 December 2025, Australia and Peru had set aside US$119 million (2024: US$80 million) and US$20 million (2024: US$20 million),
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
Gold Fields has provided for the estimated cost of the above settlement based on actuarial assessments and the provisions of the
Silicosis and Tuberculosis Settlement Agreement. At 31 December 2025, the provision for Gold Fields’ share of the settlement of the class action claims and related costs amounted to US$6 million (R95 million) (2024: US$5 million (R92 million)) of which US$3 million
(R50 million) (2024: US$1 million (R16 million)) was classified as current and US$3 million (R45 million) (2024: US$4 million (R76 million))
as non-current. The nominal value of this provision is US$7 million (R107 million) (2024: US$6 million (R119 million)).
The assumptions that were made in the determination of the provision include silicosis prevalence rates, estimated settlement per claimant, benefit take-up rates and disease progression rates. A discount rate of 7.34% (2024: 9.02%) was used, based on government bonds with similar terms to the anticipated settlements.
The ultimate outcome of this matter however remains uncertain, with the number of eligible workers successfully submitting claims and receiving compensation being uncertain. The provision is consequently subject to adjustment in the future. Refer to notes 29.2 and 39 of the consolidated financial statements for further details.
Other long-term provisions
Other long-term provisions decreased from US$1 million in 2024 to US$nil in 2025.
Credit facilities
At 31 December 2025, the Group had unutilised committed banking facilities available under the following facilities, details of which are discussed in note 28:
•US$716 million available under the US$1,200 million revolving credit facility;
•US$100 million available under the US$100 million revolving credit facility;
•A$500 million (US$334 million) under the A$500 million syndicated revolving credit facility;
•R500 million (US$30 million) available under the R500 million Nedbank revolving credit facility;
•R500 million (US$30 million) available under the new R500 million Absa Bank revolving credit facility;
•R1,000 million (US$60 million) available under the R1,000 million Rand Merchant Bank revolving credit facility; and
•R500 million (US$30 million) available under the R500 million Standard Bank revolving credit facility.
Substantial contractual arrangements for uncommitted borrowing facilities are maintained with several banking counterparties to meet the
Group’s normal contingency funding requirements.
As of the date of this report, the Group was not in default under the terms of any of its outstanding credit facilities.
Working capital
Following its going concern assessment performed, which takes into account the 2026 operational plan, net debt position and unutilised loan facilities, management believes that Gold Fields’ working capital resources, by way of internal sources and banking facilities, are sufficient to fund Gold Fields’ currently foreseeable future business requirements.
Off-balance sheet items
At 31 December 2025, Gold Fields had no material off-balance sheet items except as disclosed under guarantees and capital commitments.

AFR-43	Gold Fields
Contractual obligations, commitments and guarantees at 31 December 2025

	United States Dollar
	Payments due by period
Figures in millions unless otherwise stated	Total	Within one year	Between one and five years	After five years

Borrowings
US$500 million 10-year notes issue
Capital[1]	500	—	500	—
Interest	103	31	73	—
US$750 million 7-year notes issue
Capital[1]	750	—	—	750
Interest	280	44	176	60
US$1,200 million revolving senior secured credit facility
Capital	484	—	484	—
Interest	84	20	64	—
US$2,300 million multi-currency bridge facility
Capital	179	179	—	—
Interest	5	5	—	—
A$1,250 million multi-currency bridge facility
Capital	834	—	834	—
Interest	212	43	169	—
Other obligations
Finance lease liability	588	130	284	174
Environmental obligations[2]	847	107	186	555
Trade and other payables	748	748	—	—
South Deep dividend	2	—	2	—
Total contractual obligations	5,615	1,306	2,770	1,539
1The capital amounts of the US$500 10-year notes issue and the US$750 million 7-year notes issue in the table above represent the principal amounts to be repaid and differ from the carrying values presented in the statement of financial position due to the unwinding of transaction costs capitalised at inception.
2Gold Fields makes full provision for all environmental obligations based on the net present value of the estimated cost of restoring the environmental disturbance that has occurred up to the reporting date. Management believes that the provisions made for environmental obligations are adequate to cover the expected volume of such obligations.

	United States Dollar
	Amounts of commitments expiring by period
Figures in millions unless otherwise stated	Total	Within one year	Between one and five years	After five years

Commitments
Capital expenditure – contracted for	221	221	—	—
Total commitments	221	221	—	—
Guarantees
Guarantees consist of numerous obligations. Guarantees consisting of US$230 million committed to guarantee Gold Fields’
environmental and other obligations with respect to its South African, Peruvian, Chilean, Ghanaian and Australian operations are fully provided for under the provision for environmental rehabilitation and certain lease liabilities and are not included in the amount above.

AFR-44	Gold Fields
Management’s discussion and analysis of the financial statements continued
Information communication and technology (“ICT”)
The ICT function supports Gold Fields’ business resilience as it provides the digital infrastructure that enables the Group to operate efficiently, while keeping it protected from cybersecurity breaches and related risks.
The ICT strategy, aligned with the Group’s strategy, empowers the Group to operate in a safe, reliable and cost-effective way. It provides the digital foundation and technologies necessary to drive modernisation and innovation across our operations. ICT manages the full lifecycle of our technology assets while ensuring robust governance, risk management and cybersecurity compliance across all our jurisdictions. Guided by the ICT Management Committee and overseen by the Audit Committee, we are committed to securing
Gold Fields’ digital future and achieving our strategic goals.

Key projects in 2025	Outcomes

Digital infrastructure
Executed Gold Fields’ cloud-first strategy by migrating key systems to a secure, resilient cloud infrastructure.	Enabling the seamless flow of data across the Group, while ensuring that the necessary safeguards are in place.

AI and data analytics
Completed several data analytics initiatives. We continue adopting data lake technology and robot process automation.	Creating solutions across the mining value chain. Leveraging advanced analytics to uncover insights and inform strategic decision-making and operational improvements.

Cybersecurity
Strengthened security posture by implementing key initiatives in identity and access management, third-party threat management and cyberthreat detection.	Protecting information assets within Gold Fields’ technology landscape.

People management platform
Optimised the digital people platforms and extending employee experience to the entire workforce.	Delivering on the future of work and enhancing employee experience.

Information technology and operational technology
Established unified architecture and standards to facilitate the convergence of data.	Advancing our goal of becoming an insights-driven Company.

Digital value
Managed digital value integration while maintaining custodianship of architecture and data governance.	Ensuring ongoing value realisation from digital investments.

ICT operating model
Repositioned and enhanced the ICT function to effectively deliver on the digital strategy.	Shifted ICT focus to strategic imperatives by partnering for capacity and identifying deployment opportunities.

Cybersecurity
Our commitment to protecting the Group’s digital assets is underpinned by a comprehensive ICT Governance Framework that integrates rigorous security policies with industry-leading standards, including, NIST and the CIS Critical Security Controls, which ensure all components of our digital environment remain well-governed and resilient.
We maintain a proactive defence posture through continuous risk assessments of the adoption of cutting-edge technologies.
By integrating automated controls, we achieve a unified view of our cyber ecosystem, enabling the rapid identification of threats and vulnerabilities. This technical defence is bolstered by our dedicated Security Operations Centre, which provides 24-hour monitoring and incident response.
Recognising that our digital footprint extends beyond our internal network, we employ a robust third-party risk assessment capability.
This allows us to continuously monitor our digital attack surface and manage risks associated with external service providers.
To ensure business continuity, our incidence response and recovery strategies are integrated into our broader ICT business continuity plans, minimising potential disruptions. We regularly review the effectiveness of these measures through cybersecurity simulations throughout the year.

AFR-45	Gold Fields
Cultivating a security-conscious culture is equally important. We provide ongoing training and awareness programmes for employees at all levels to mitigate the risk of human error. We ensure strict adherence to evolving global regulations, including the South African
Protection of Personal Information Act No 4 of 2013 and the European General Data Protection Regulation, enhancing our procedures as legislation changes.

In 2025, there were no cybersecurity incidents that affected Gold Fields, including its strategy, results of operations, or financial position.
Future focus areas
•Continuing to strengthen the cybersecurity defences by adopting adaptive countermeasures to mitigate evolving risks, including
AI-enabling threats and third-party supply chain vulnerabilities;
•Advancing the responsible deployment of AI, automation and machine learning across the mining value chain to enhance predictive maintenance, operational decision-making and efficiency across business workflows;
•Consolidating five legacy systems into a single SAP S/4HANA platform, standardising global transactional processes and embedding automation to reduce complexity and lower the cost of ownership;
•Integrating information and operational technology, supported by cloud infrastructure modernisation, to enable real-time, integrated data flows across all jurisdictions in alignment with the Group's cloud-first strategy; and
•Undertaking the overhaul of the Group’s Governance, Risk and Compliance Framework to unify information and operational technology standards, including a strategic suspension of ISO 27001 to build a more fit-for-purpose compliance model.
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
An ICT Management Committee is established to define and deliver on the ICT digital strategy as approved by the Executive Committee and the Audit Committee. The ICT management committee, headed by the Vice President: Information Communication & Technology
("VP: ICT"), responds to the direction provided by the Audit Committee and seeks approval of the goals being targeted in the long-term.
The Chief Information Security Officer has over 18 years of cybersecurity experience and holds a Bachelor’s degree in Cyber Forensics,
Information Security & Management and a Masters in Information Security, and Cyber Security Certification from MIT and Harvard. This management committee is made up of ICT leadership from the mining assets, convenes monthly to assess the performance of ICT as well as ICT’s progress in achieving the defined ICT goals and digital strategy. The management committee reports to the CFO and Audit
Committee on governance, risk, cybersecurity and other strategic matters on a quarterly basis.
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
Gold Fields’ management assessed the effectiveness of its internal control over financial reporting as of 31 December 2025. In making this assessment, Gold Fields’ management used the criteria established in Internal Control-Integrated Framework (2013) issued by the
Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based upon its assessment, Gold Fields’ management concluded that, as of 31 December 2025, its internal control over financial reporting is effective based upon those criteria.
Gold Fields completed the Windfall Mining Inc./Groupe Minier Windfall Inc. ("Windfall Mining") acquisition on 25 October 2024. Windfall
Mining has been fully integrated into the assessment of Internal Control over Financial Reporting ("ICFR") as of 31 December 2025.

AFR-46	Gold Fields
Management’s discussion and analysis of the financial statements continued
Gold Fields acquired the remaining 50% equity interest in the Gruyere mine from Gold Road Resources Limited ("Gold Road") following the Group's acquisition of all the issued and outstanding share capital of Gold Road, resulting in Gold Road becoming a wholly owned subsidiary of Gold Fields, effective 26 September 2025. Prior to the transaction, the Gruyere mine was included in management's assessment of ICFR in prior periods based on Gold Fields' level of control over the relevant financial reporting processes.
Following the change in ownership, the scope of ICFR for the Gruyere mine was expanded to reflect 100% ownership and full consolidation. Management is assessing Gold Road's control environment and integrating the controls into Gold Fields' existing control environment.
Except as described above, there were no changes to Gold Fields’ ICFR during the period covered by this report that have materially affected, or are reasonably likely to materially affect, Gold Fields’ internal control over financial reporting.
Outlook and guidance for 2026
Gold Fields primary focus for 2026 remains ensuring safe, reliable and cost-effective delivery against our production plans and guidance for the year, which will provide the platform for continued progress of our strategic priorities.
Attributable gold-equivalent production for 2026 is expected to be between 2.400Moz and 2.600Moz (compared to 2.438Moz delivered in 2025). AISC is expected to be between US$1,800/oz and US$2,000/oz and AIC is expected to be between US$2,075/oz and
US$2,300/oz.
The exchange rates used for the 2026 guidance are: R/US$16.00, US$/A$0.70 and C$/US$0.73. The metal price assumptions for the calculation of royalties and copper and silver by-products are: gold price US$5,000/oz (A$7,100/oz, R2,450,000kg); copper price
US$9,000/t and silver price US$65/oz.
2026 is another year in which capital expenditure levels will remain elevated, given the capital budgeted for Windfall, as well as sustaining capital expenditure across the portfolio required to maintain the production base of the Group. Total capital expenditure for the Group for the year is expected to be US$1,900 million - US$2,100 million in 2026. Sustaining capital expenditure is expected to be US$1,300 million and US$1,400 million, while non-sustaining capital expenditure is expected to be US$240 million - US$340 million, excluding the Windfall
Project capital of US$361 million (C$495 million).
Guidance for 2026 remains unchanged from that provided at our Capital Markets Day in November 2025 for production. However, we have seen increases in AISC and AIC, driven primarily by the strengthening of exchange rates in Australia and South Africa as well as the impact of higher gold price on royalty payments. In comparison to the rates disclosed above, the exchange rates used at our Capital
Markets Day were R/US$18.50, US$/A$0.67 and C$/US$0.71. The metal price assumptions for the Capital Markets Day were: gold price
US$3,872/oz and silver price US$44/oz. The Capital Markets Day also excluded non-core assets (Cerro Corona and Damang).
Alex Dall
Chief Financial Officer
30 March 2026

AFR-47	Gold Fields
Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Gold Fields Limited
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated statements of financial position of Gold Fields Limited and its subsidiaries (the “Company”)
as of 31 December 2025 and 31 December 2024, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for each of the three years in the period ended 31 December 2025, including the related notes (collectively referred to as the “consolidated financial statements”).  We also have audited the Company’s internal control over financial reporting as of 31 December 2025, based on criteria established in Internal
Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the
Company as of 31 December 2025 and 31 December 2024, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2025 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards
Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31
December 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring
Organizations of the Treadway Commission (COSO).
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
critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

AFR-48	Gold Fields
Report of Independent Registered Public Accounting Firm continued
Accounting for the acquisition of Gold Road Resources Limited (“Gold Road”)
As described in Note 18.3 to the consolidated financial statements, in 2016, the Company purchased 50% of the Gruyere Gold Project and entered into a 50:50 unincorporated joint operation with Gold Road for the development and operation of the Gruyere Gold Project in
Western Australia. On 5 May 2025, the Company entered into an agreement to acquire 100% of the issued and outstanding share capital of
Gold Road. This represents a direct acquisition of Gold Road, as well as an indirect acquisition of the remaining 50% interest in the Gruyere
Gold Project (the "second Transaction"). On 26 September 2025 (the effective date of the Gold Road acquisition), the previously held 50%
interest in the Gruyere Gold Project was remeasured to its fair value and the resulting gain was recognized in profit or loss. The fair value of the previously held 50% interest was included as part of the total cost of the acquisition, and the transaction was accounted for as a business combination together with the additional 50% interest acquired. Total purchase consideration, inclusive of the fair value of the previously held interest, amounted to USD$3,7 billion. Management used a discounted cash flow model to determine the fair value of the Company’s previously held 50% interest.  Management applied significant judgement in estimating the life-of-mine, gold price, discount rates, foreign currency exchange rates, resource valuations, estimates of costs to produce reserves and future capital expenditure.
The principal considerations for our determination that performing procedures relating to the acquisition of Gold Road is a critical audit matter are: (i) the complexity and judgement applied by management in correctly accounting for  the transaction from a technical accounting perspective in respect of the determination of the acquisition date; (ii) significant judgment exercised by management in determining the fair values of assets and liabilities acquired, including estimations related to life-of-mine, gold price, discount rates, resource valuations, estimates of costs to produce reserves and future capital expenditure ; and (iii) the high degree of auditor judgment, subjectivity, and effort, including the involvement of professionals with specialized skills and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in forming our overall opinion on the consolidated financial statements. These procedures included, among others: (i) inspecting the relevant agreements pertaining to the acquisition and evaluating management’s accounting treatment with reference to the terms set out in those agreements; (ii) testing the design, implementation and operating effectiveness of the relevant internal controls over management’s process used to account for the acquisition of Gold Road, including controls over the preparation, review and approval of the valuation of the acquisition and significant assumptions used in the calculations; (iii) obtaining and inspecting valuations prepared by management’s external valuers for the fair value of the assets and liabilities acquired, evaluating the appropriateness of management’s process to estimate the valuation and evaluating the objectivity, competence, and capabilities of those valuers; (iv) using our corporate finance and financial modelling expertise to review and reperform the fair value calculations of the assets acquired and liabilities assumed using independently developed key assumptions to assess the reasonableness of management’s valuations and testing the completeness and accuracy of the data used within the valuation such as the life-of-mine, estimates of costs to produce reserves and future capital expenditure; (v) benchmarking key assumptions to external market and third‑party data such as the gold price, discount rates and resource valuations; and  (vi) evaluating the disclosures in the consolidated financial statements, including those related to significant judgments and estimates.
Reversal of impairment of property, plant and equipment
As described in Note 1 of the accounting policies (Basis of Preparation – Significant accounting judgements and estimates), Note 4.10 of the accounting policies (Impairment) and Note 8 (Reversal of impairment of assets, net of impairment) to the consolidated financial statements, the Company reviews and tests the carrying value of property, plant and equipment for impairment or reversal of impairment annually or when events or changes in circumstances indicate that the recoverable amount of a cash‑generating unit ("CGU") may differ from its carrying value, or when indicators support a potential reversal of a previously recognized impairment loss. For the year ended 31 December 2025, indicators of impairment reversal were identified for the South Deep, Tarkwa, and Cerro Corona CGUs. The Company recognized a reversal of impairment of US$285.1 million (before tax) for the South Deep CGU. The recoverable amount of the South Deep CGU was determined using a discounted cash flow model applying the fair value less costs of disposal ("FVLCOD") approach based on life of mine plans. The reversal was primarily due to higher gold prices and the stabilisation of the production ramp‑up at South Deep during 2025. No impairment reversal was recognized for the Tarkwa CGU due to uncertainties relating to the renewal of the mining leases, proposed abolition of development agreements, and an expected increase in the gold royalty regime. Similarly, no impairment reversal was recognized for the
Cerro Corona CGU due to uncertainty relating to anticipated grade and recovery outcomes from processing existing stockpiles as the operation transitions to the cessation of mining activities in 2026.  Management’s estimates of fair value were based on significant judgement and assumptions with respect to reserves and production estimates, together with economic factors such as commodity prices, discount rates, foreign currency exchange rates, inflation rates, resource valuations, estimates of costs to produce reserves, future capital expenditure and stockpile grade and recoveries.
The principal considerations for our determination that performing procedures relating to the reversal of impairment of property, plant and equipment is a critical audit matter are: (i) significant judgments made by management in determining the recoverable amounts of the CGUs, specifically with reference to significant assumptions relating to commodity prices, inflation rates and discount rates; and (ii) the high degree of auditor judgment, subjectivity, and effort in evaluating management’s future cash flows and significant assumptions, including the involvement of professionals with specialized skills and knowledge to assist in performing these procedures.

AFR-49	Gold Fields
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included: (i) reviewing management’s assessment of potential impairment reversals across the Company's CGUs; (ii) testing the design, implementation, and operating effectiveness of internal controls relating to management’s impairment reversal assessment, including controls over the identification of CGUs, reversal of impairment trigger assessments, and the preparation, review, and approval of impairment reversal calculations and the accounting thereof; (iii) assessing the work of management’s internal and external specialists regarding reserves and resources, including evaluating their objectivity, competence, and experience; (iv) using our corporate finance and financial modelling expertise to evaluate management’s discounted cash flow models for the CGUs identified for impairment reversal testing; (v) testing the completeness, accuracy and relevance of the underlying data used within the models; (vi) evaluating the reasonableness of the cash flow forecast (cost to produce reserves and future capital expenditure) used in the life-of-mine plans by comparing the cashflow forecasts to current and historical operational results and comparing forecasted production to the Reserves and Resources signed off by the Group’s Competent Person; (vii) assessing the appropriateness of the model used by management in their impairment reversal assessment against industry norms and acceptable valuation methodology and approved long‑term business plans; (viii) benchmarking key assumptions such as commodity prices, and inflation rates against independent third‑party data; (ix) independently calculating a range of discount rates using relevant third‑party sources and data and considering country and asset‑specific risks; (x) assessing appropriateness of management’s assumptions by performing sensitivity/scenario analyses; (xi)
recalculating the maximum reversal limit for each CGU where previous impairments had been recognised in accordance with IFRS
Accounting Standards; (xii) performing research and inquiries regarding the Ghana mining sector to evaluate uncertainties affecting the
Tarkwa CGU; and (xiii) evaluating the disclosures included in the consolidated financial statements.
/s/ PricewaterhouseCoopers Inc.
Johannesburg, South Africa
30 March 2026
We have served as the Company’s auditor since 2019.

AFR-50	Gold Fields
Accounting policies
The material accounting policies applied in the preparation of these financial statements (referred to as the “consolidated financial statements” or “financial statements”) are set out below. These policies have been consistently applied to all the years presented, except for the adoption of new and revised standards and interpretations or unless otherwise indicated.
Gold Fields Limited (the “Company” or “Gold Fields”) is a company domiciled in South Africa. The registration number of the Company is
1968/4880/6. The address of the Company is 150 Helen Road, Sandton, Johannesburg. The consolidated financial statements of the
Company as at 31 December 2025 and 2024 and for each of the years in the three-year periods ended 31 December 2025, 2024 and
2023 comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”) as well as the
Group’s share of the assets, liabilities, income and expenses of its joint operations and the Group’s interest in associates and its joint ventures. The Group is primarily involved in gold mining.
1.Basis of preparation
The financial statements of the Group have been prepared in accordance with IFRS® Accounting Standards as issued by the
International Accounting Standards Board (“IASB”).
As required by the United States Securities and Exchange Commission, the financial statements include the consolidated statements of financial position as at 31 December 2025 and 2024 and the consolidated income statements and statements of comprehensive income, changes in equity and cash flows for the years ended 31 December 2025, 2024 and 2023 and the related notes.
The consolidated financial statements were authorised for issue by the Board of Directors on 30 March 2026.
Standards, interpretations and amendments to published standards effective for the year ended 31 December 2025 or
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
•The amendment did not have an impact on the Group, due to
the fact that the Group does not have currencies that are not exchangeable.
No impact
Standards, interpretations and amendments to published standards that are not yet effective
Certain new standards, amendments and interpretations to existing standards have been published that apply to the Group’s accounting periods beginning on 1 January 2026 or later periods but have not been early adopted by the Group.
These standards, amendments and interpretations that are relevant to the Group are:

Standard(s) Amendment(s) Interpretation(s)	Nature of the change	Salient features of the changes	Effective date*
IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures	Amendments
•The amendments provide the following guidance:
–Clarify the requirements for the timing of recognition and
derecognition of financial assets and liabilities, with an
exception for financial liabilities settled through an
electronic cash transfer system;
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
•The Group is currently in the process of assessing the impact of these amendments.
1 January 2026

AFR-51	Gold Fields
Standards, interpretations and amendments to published standards that are not yet effective continued

Standard(s) Amendment(s) Interpretation(s)	Nature of the change	Salient features of the changes	Effective date*
Annual Improvements	Amendments
•The following improvements were finalised and are limited to changes that either clarify the wording in an Accounting
Standard or correct relatively minor unintended
consequences, oversights or conflicts between the
requirements in the Accounting Standards:
–IFRS 1 First-time Adoption of International Financial
Reporting Standards;
–IFRS 7 Financial Instruments: Disclosures;
–IFRS 9 Financial Instruments;
–IFRS 10 Consolidated Financial Statements; and
–IAS 7 Statement of Cash Flows.
•The amendments will not have an impact on the Group.
1 January 2026
IFRS 18 Presentation and Disclosure in Financial Statements	New Standard
•IFRS 18 replaces IAS1 Presentation of Financial Statements;
•The following major updates are introduced by the new
standard:
–Classification of all income and expenses in the Income
Statement into three defined categories: operating,
investing and financing;
–Requires companies to present specific subtotals in the
Income Statement;
–Introduces new requirements for disclosure of
management-defined performance measures in the
financial statements; and
–Enhanced principles on the aggregation and
disaggregation of financial statement items.
•The Group is currently in the process of assessing the impact of this new accounting standard.
1 January 2027
IFRS 19 Subsidiaries without Public Accountability	New Standard
•IFRS 19 is a voluntary accounting standard with the objective to provide reduced disclosure requirements for eligible
subsidiaries.
•The new standard will not have an impact on the Group's
consolidated financial statements.
1 January 2027
IAS 21 Effects of Changes in Foreign Exchange Rates	Amendments	•The amendments specify the translation procedures for an entity whose presentation currency is that of a hyperinflationary economy. •The amendments will not have an impact on the Group.	1 January 2027
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
•Provision for environmental rehabilitation costs;
•Income taxes;
•Share-based payments; and
•Contingencies.

AFR-52	Gold Fields
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
•The recoverable amount used in the impairment calculations may be affected due to changes in estimated cash flows or timing thereof (refer to note 8);
•Amortisation and depreciation charges to profit or loss may change as these are calculated on the units-of-production method, or where the useful economic lives of assets change (refer to note 2);
•Provision for environmental rehabilitation costs may change where changes in ore reserves affect expectations about the timing or cost of these activities (refer to note 29.1); and
•The carrying value of deferred tax assets may change due to changes in estimates of the likely recovery of the tax benefits
(refer to note 27).
Changes in reported measured and indicated resources may affect the Group’s financial results and position in a number of ways, including the following:
•The recoverable amount used in the impairment calculations may be affected due to changes in estimated market value of resources exclusive of reserves (refer to note 8); and
•Amortisation and depreciation charges for the mineral rights asset at the Australian operations may change as a result of the change in the portion of mineral rights asset being transferred from the non-depreciable component to the depreciable component (refer to note 2).
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
and
•Changes in mineral reserves could similarly impact the useful lives of assets depreciated on a straight-line basis, where those lives are limited to the life of the mine.

AFR-53	Gold Fields
1.Basis of preparation continued
The Group reviews and tests the carrying value of long-lived assets when events or changes in circumstances suggest that the carrying amount may not be recoverable by comparing the recoverable amounts to these carrying values. Assets are grouped at the lowest level for which identifiable cash flows are largely independent of cash flows of other assets and liabilities. If there are indications that impairment or reversal of impairment may have occurred, estimates are prepared of recoverable amounts of each group of assets. The recoverable amounts of cash-generating units (“CGU”) and individual assets have been determined based on the higher of value in use and fair value less cost of disposal (“FVLCOD”) calculations. Expected future cash flows used to determine the value in use or FVLCOD of property, plant and equipment are inherently uncertain and could materially change over time. They are significantly affected by a number of factors including reserves and production estimates, together with economic factors such as the gold, silver and copper prices, discount rates, foreign currency exchange rates, inflation rates, resource valuations (determined based on comparable market transactions), estimates of costs to produce reserves, future capital expenditure and stockpile grade and recoveries (Peru).
The Group used FVLCOD to determine the recoverable amount of each CGU.
Significant assumptions used in the Group’s impairment assessments (FVLCOD calculations) include:

	2025	2024	2023

US$ Gold price per ounce – year 1	US$4,060	US$2,590	US$1,910
US$ Gold price per ounce – year 2	US$3,960	US$2,550	US$1,875
US$ Gold price per ounce – year 3	US$3,810	US$2,470	US$1,800
US$ Gold price per ounce – year 4	US$3,580	US$2,400	US$1,760
US$ Gold price per ounce – year 5 onwards	US$3,130	US$2,160	US$1,720
Rand Gold price per kilogram – year 1	R2,190,530	R1,465,000	R1,110,000
Rand Gold price per kilogram – year 2	R2,189,480	R1,420,000	R1,060,000
Rand Gold price per kilogram – year 3	R2,177,520	R1,410,000	R1,030,000
Rand Gold price per kilogram – year 4	R2,070,810	R1,370,000	R1,020,000
Rand Gold price per kilogram – year 5 onwards	R1,826,740	R1,233,000	R990,000
A$ Gold price per ounce – year 1	A$6,050	A$4,020	A$2,830
A$ Gold price per ounce – year 2	A$5,790	A$3,810	A$2,690
A$ Gold price per ounce – year 3	A$5,455	A$3,670	A$2,570
A$ Gold price per ounce – year 4	A$5,095	A$3,510	A$2,500
A$ Gold price per ounce – year 5 onwards	A$4,435	A$3,120	A$2,430
US$ Copper price per tonne – year 1	US$11,100	US$9,600	US$8,500
US$ Copper price per tonne – year 2	US$11,070	US$10,050	US$8,700
US$ Copper price per tonne – year 3	US$10,800	US$10,260	US$8,900
US$ Copper price per tonne – year 4	US$11,320	US$10,600	US$8,600
US$ Copper price per tonne – year 5 onwards	US$9,930	US$9,260	US$8,400
US$ Silver price per tonne – year 1	US$49	US$32	US$23
US$ Silver price per tonne – year 2	US$48	US$32	US$23
US$ Silver price per tonne – year 3	US$44	US$30	US$23
US$ Silver price per tonne – year 4	US$42	US$30	US$22
US$ Silver price per tonne – year 5 onwards	US$38	US$28	US$22
Resource value per ounce (used to calculate the value beyond proved and probable reserves)
•Ghana (with infrastructure)	—	US$70	US$79
•Chile (without infrastructure)	—	US$36	US$40
Discount rates
•South Africa – nominal	14.3%	15.9%	16.8%
•Ghana – real	16.4%	12.9%	13.5%
•Peru – real	7.8%	8.3%	7.7%
•Australia – real	7.1%	6.7%	6.2%
•Chile – real	7.4%	8.7%	8.9%
Inflation rate – South Africa[1]	3.1%	4.6%	4.5%
1Due to the availability of unredeemed capital for tax purposes over several years into the life of the South Deep mine, nominal cash flows are used for South Africa.
In order to determine nominal cash flows in South Africa, costs are inflated by the current South African inflation rate. Cash flows for all other operations are in real terms and as a result are not inflated.

AFR-54	Gold Fields
Accounting policies continued

	2025	2024	2023

Life-of-mine
•South Deep[1]	83 years	85 years	73 years
•Tarkwa[2]	17 years	11 years	12 years
•Damang[3]	0 years	1 year	2 years
•Cerro Corona	5 years	6 years	7 years
•St Ives	10 years	9 years	8 years
•Agnew	5 years	5 years	5 years
•Granny Smith	10 years	10 years	11 years
•Gruyere	9 years	8 years	9 years
•Salares Norte	11 years	11 years	10 years
Long-term exchange rates
US$/ZAR – year 1	16.78	17.59	18.08
US$/ZAR – year 2	17.20	17.32	17.58
US$/ZAR – year 3	17.78	17.76	17.80
US$/ZAR – year 4	17.99	17.76	18.03
US$/ZAR – year 5 onwards	18.15	17.76	17.90
A$/US$ – year 1	0.67	0.64	0.67
A$/US$ – year 2	0.68	0.67	0.70
A$/US$ – year 3	0.70	0.67	0.70
A$/US$ – year 4	0.70	0.68	0.70
A$/US$ – year 5 onwards	0.71	0.69	0.71
1In line with the 2024 ramp-up plan limiting production to 11tpa of gold, resulting in an increase of the life-of mine.
2In November 2025, Gold Fields published an out-of-cycle Mineral Resources and Mineral Reserves declaration for Tarkwa. In this declaration, managed Mineral Reserves increased to 7.4 million ounces from 4.3 million ounces in the 2024 declaration and managed Mineral Resources (inclusive of Reserves) increased to 11.2 million ounces, from 8.9 million ounces. The approximately 70% increase in attributable Reserves was driven by a higher Reserve gold price of known Mineral Resources, together with the removal of key operational constraints. The updated declaration is based on the assumption that the mining lease will be renewed. Refer note 8 for further details.
3During 2025, Gold Fields worked closely with the Government of Ghana to develop a transition plan for the Damang mine. Damang will qualify as an abandoned asset and will be classified as a discontinued operation from mid-April 2026, when the 12-month lease extension comes to an end, at which point Gold Fields will transfer ownership of the mine to the Government of Ghana.
Management performed an assessment for impairment triggers, as well as indicators for reversal of previously recorded impairment losses at 31 December 2025. Where CGUs had previously been impaired, management considered whether the impairment losses no longer exist or might have decreased.
At 31 December 2025, the Group reversed an impairment of US$285.1 million (R4,721.9 million) in respect of property, plant and equipment relating to the South Deep CGU as a result of significantly higher gold prices and the stabilisation of the ramp-up at the
South Deep mine during 2025. The impairment reversal was limited to what the carrying amounts of the CGU would have been at
31 December 2025 had the assets not been impaired. There were no reversals of impairment in 2024 or 2023.
Management considered general and specific factors for the Tarkwa and Cerro Corona CGU and concluded that although overall the gold price had improved from the time that the impairment losses had been recognised, taking into consideration the specific circumstances of each asset (including those that led to the original impairment losses), the impairment losses had not reversed.
Management resolved it to be appropriate for no reversal of previously recognised impairment losses to be recorded for the
Tarkwa and Peru CGU at 31 December 2025.
Cerro Corona
Cerro Corona stopped mining in 2025 and the site will process only stockpiles for the remainder of its life-of-mine. There is uncertainty about whether declared stockpile grade and recovery will meet expectations, which can only be confirmed during processing.
Due to this uncertainty, management has run a number of sensitivity analyses to assess potential reductions in the actual grade achieved between 2.5% and 10.% and lower recoveries achieved between 1% to 4% from processing the long-term low-grade stockpiles. The different scenarios resulted in a range of outcomes reasonably supporting the conclusion in terms of IAS 36
Impairment of Assets that the underlying reasons for the original impairment have not been removed nor has the service potential of the asset increased. As a result, management concluded that no impairment reversal should be recorded.
Tarkwa
At Tarkwa, five of Gold Fields’ six mining leases and its existing Development Agreement ("DA") are due to expire in April 2027.
Consistent with the agreement reached with the Government of Ghana in April 2025 in respect of the Damang mining lease, Gold
Fields submitted in November 2025, an application for the renewal of the Tarkwa mining leases, together with supporting technical reports, in accordance with applicable law. Negotiations on the Tarkwa lease renewals are taking place in an environment where the Government of Ghana is reviewing mining legislation and fiscal dispensation for mining in the country.

AFR-55	Gold Fields
1.Basis of preparation continued
In December 2025, the Government of Ghana tabled a Legislative Instrument ("LI") in Parliament to effect new regulations which introduce new royalty rates in Ghana for gold and other minerals (except Lithium). The LI was approved effective 10 March 2026 with a royalty range of 5% to 12% on a sliding scale, depending on global gold prices. As a measure of relief, The Government of
Ghana has agreed to reduce the Growth and Sustainability Levy on the mining sector back to 1% from 3% previously applicable.
Gold Fields has a Development Agreement (DA), which provides a range of fiscal concessions and includes key stabilising provisions in relation to taxes, royalties and other matters. However, the DA protects Tarkwa from these royalty changes until
April 2027.
Gold Fields is seeking to progress its ongoing discussions with representatives of the Government of Ghana regarding the proposed extension of the Tarkwa mining leases and related fiscal terms, including the extension of the DA. However, no agreement has been reached yet and there is no assurance that an agreement will be concluded and the terms of any renewal are uncertain.
Due to this uncertainty, management has run a number of sensitivity analyses to assess potential outcomes of the negotiations with the Government of Ghana, including changes to royalty rates, discount rates, shorter lease periods and a scenario where the mining lease is not renewed. The different scenarios resulted in a range of outcomes reasonably supporting the conclusion in terms of IAS 36 Impairment of Assets that the underlying reasons for the original impairment have not been removed nor has the service potential of the asset increased. As a result, management concluded that no impairment or reversal of impairment should be recorded.
The FVLCOD calculations are sensitive to the gold and copper price assumptions and an increase or decrease in the gold or copper price could materially change the FVLCOD. Should there be a significant decrease in the gold or copper price, the Group would take actions to assess the implications on the life-of-mine plans, including the determination of reserves and resources and the appropriate cost structure for the CGUs. Refer to notes 8 and 17 for further details.
The carrying amount of property, plant and equipment at 31 December 2025 was US$11,336.8 million (2024: US$7,298.4 million).
Business combinations and asset acquisitions
The acquisition method of accounting is used to account for business combinations by the Group. If a transaction does not meet the definition of a business under IFRS Accounting Standards, the transaction is recorded as an asset acquisition.
Acquisition of Osisko Mining Incorporated
On 2 May 2023, Gold Fields acquired a 50% interest in the Windfall Project from Osisko. On 25 October 2024, Gold Fields acquired 100% of the issued share capital of Osisko. This represents a direct acquisition of Osisko as well as an indirect acquisition of the remaining 50% interest in the Windfall Project. Refer note 18.2 for further details.
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
expenditure.
The key assumptions used for measurement of the fair values of Osisko's assets acquired and liabilities assumed were as follows:

25 October 2024

C$ Gold price per ounce – year 1	C$3,067
C$ Gold price per ounce – year 2	C$3,004
C$ Gold price per ounce – year 3 onwards	C$2,760
Discount rates – real	7.9%
Life-of-mine	15 years
Resource value per ounce (used to calculate the value beyond proved and probable reserves)	US$37
Long-term exchange rates
C$/US$ – years 1 and 2	0.75
C$/US$ – year 3 onwards	0.76

AFR-56	Gold Fields
Accounting policies continued
Acquisition of Gold Road
On 13 December 2016, Gold Fields purchased 50% of the Gruyere Gold Project and entered into a 50:50 unincorporated joint operation with Gold Road Resources Limited (“Gold Road”).
On 5 May 2025, Gold Fields entered into an agreement to acquire 100% of the issued and outstanding share capital of Gold
Road. This represents a direct acquisition of Gold Road, as well as an indirect acquisition of the remaining 50% interest in the
Gruyere Gold Project. Refer note 18.3 for further details.
When a joint operation is acquired through stages that results in control of an entity that is a business, the transaction is treated as a business combination achieved in stages. Expected future cash flows have been used to determine the fair value at acquisition date and are inherently uncertain. They are significantly affected by a number of factors including reserves, together with economic factors such as the gold price, discount rates, foreign currency exchange rates, resource valuations (determined based on comparable market transactions), estimates of costs to produce reserves and future capital expenditure.
The key assumptions used for measurement of the fair values of assets acquired and liabilities assumed and the previously held
50% interest were as follows:

26 September 2025

A$ Gold price per ounce – year 1	A$4,619
A$ Gold price per ounce – year 2	A$4,960
A$ Gold price per ounce – year 3	A$4,494
A$ Gold price per ounce – year 4	A$4,117
A$ Gold price per ounce – year 5 onwards	A$3,675
Discount rates – real	6.8%
Life-of-mine	9 years
Resource value per ounce (used to calculate the value beyond proved and probable reserves)	US$106.7
Long-term exchange rates
A$/US$ – years 1	0.70
A$/US$ – years 2	0.67
A$/US$ – years 3	0.70
A$/US$ – year 4 onwards	0.72
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
Salares Norte reached commercial levels of production on 31 August 2025.
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
Net realisable value tests are performed annually for long-term stockpiles and represent the estimated future sales price of the product based on long-term metal prices at the reporting date, less estimated costs to complete production and bring the product to sale on a discounted basis. Refer pages 53 to 54 for long-term gold prices and below for the discount rates:

Discount rates	2025	2024

Ghana	6.6%	7.1%
Peru	5.8%	6.5%
Chile	5.9%	7.2%

AFR-57	Gold Fields
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
The carrying amount of total gold in process and stockpiles (non-current and current) at 31 December 2025 was US$845.2 million
(2024: US$791.0 million). Refer to notes 2 and 23 for further details.
Provision for environmental rehabilitation costs
The Group’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. The Group recognises management’s best estimate for the provision of environmental rehabilitation costs in the period in which they are incurred. Actual costs incurred in future periods could differ materially from the estimates. Additionally, future changes to environmental laws and regulations, life-of-mine estimates, inflation rates and discount rates could affect the carrying amount of this provision.
Refer to note 29.1 for details of key assumptions used to estimate the provision.
The carrying amounts of the provision for environmental rehabilitation costs at 31 December 2025 was US$594.5 million
(2024: US$475.5 million) of which US$105.3 million (2024: US$78.4 million) was classified as current and US$489.2 million
(2024: US$397.1 million) as non-current.
Income taxes
The Group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the liability for income taxes due to the complexity of legislation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact income tax and deferred tax in the period in which such determination is made. Refer note 11 for further details.
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
Carrying values at 31 December 2025:
•Deferred taxation liability: US$1,401.7 million (2024: US$503.8 million);
•Deferred taxation asset: US$38.2 million (2024: US$154.9 million);
•Taxation payable: US$311.5 million (2024: US$112.4 million); and
•Taxation receivable: US$73.4 million (2024: US$75.8 million).
Refer to notes 27 and 35 for further details and note 11 for details of unrecognised deferred tax assets.
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
Refer to note 6 for further details.
The income statement charge for the year ended 31 December 2025 was US$25.4 million (2024: US$4.4 million and 2023:
US$9.1 million).

AFR-58	Gold Fields
Accounting policies continued
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
Refer to note 39 for details on contingent liabilities.
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
of the Group. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

AFR-59	Gold Fields
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
The carrying value of an investment in associate and joint ventures represents the cost of the investment, including goodwill where relevant, a share of the post-acquisition retained earnings and losses, any other movements in reserves, any accumulated impairment losses, changes in value of the contingent and other considerations and other adjustments to align with Gold Fields accounting policies. The Group applies IFRS 9 to long-term interests in an associate or joint venture that form part of the net investment in the associate or joint venture but to which the equity method is not applied. The carrying value is assessed annually for existence of indicators of impairment and if such exist, the carrying amount is compared to the recoverable amount, being the higher of value in use or fair value less cost of disposal. If an impairment/reversal of impairment has occurred, it is recognised in profit or loss in the period in which the impairment/reversal of impairment arose.
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
3.3Foreign operations
The results and financial position of all the Group entities (none of which has the functional currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
Assets and liabilities are translated at the exchange rate ruling at the reporting date (ZAR/US$: 16.56; US$/A$: 0.67; US$/C$:
0.73 (2024: ZAR/US$: 18.84; US$/A$: 0.62; US$/C$: 0.70 and 2023: ZAR/US$: 18.30; US$/A$: 0.68; US$/C$: 0.75)). Equity items are translated at historical rates. The income and expenses are translated at the average exchange rate for the year (ZAR/US$:
17.88; US$/A$: 0.64; US$/C$: 0.72 (2024: ZAR/US$: 18.33; US$/A$: 0.66; US$/C$: 0.73 and 2023: ZAR/US$: 18.45; US$/A$: 0.66;
US$/C$: 0.74)), unless this average was not a reasonable approximation of the rates prevailing on the transaction dates, in which case these items were translated at the rate prevailing on the date of the transaction. Exchange differences on translation are accounted for in other comprehensive income. These differences will be recognised in profit or loss upon realisation of the underlying operation.
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
significant influence or joint control, the relevant proportion of the cumulative amount is reclassified to profit or loss.
Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and are translated at each reporting date at the closing rate.

AFR-60	Gold Fields
Accounting policies continued
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
4.4Land
Land is shown at cost less accumulated impairment losses and is not depreciated.
4.5Other assets
Non-mining assets are recorded at cost less accumulated depreciation and accumulated impairment losses. These assets include the assets of the mining operations not included in mine development and infrastructure, capitalised borrowing costs, mineral and surface rights and land and all the assets of the non-mining operations.
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
Proved and probable ore reserves reflect estimated quantities of economically recoverable reserves, which can be recovered in future from known mineral deposits.
Certain mining plant and equipment included in mine development and infrastructure is depreciated on a straight-line basis over the lesser of their estimated useful lives or life-of-mine.

AFR-61	Gold Fields
4.Property, plant and equipment continued
4.7Depreciation of non-mining assets
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
Previously recognised impairment losses are reversed when estimates change as a result of events occurring after the impairment was recognised. Impairment losses are reversed only to the extent that long-term assets or CGUs carrying amounts do not exceed the carrying amounts that would have been determined had no impairment been recognised. Reversals of previously recognised impairment losses are recognised in profit or loss.
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
borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.
The Group determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

AFR-62	Gold Fields
Accounting policies continued
4.Property, plant and equipment continued
4.12Leases continued
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
Deferred tax assets relating to the carry forward of unutilised tax losses and/or deductible temporary differences are recognised to the extent it is probable that future taxable profit will be available against which the unutilised tax losses and/or deductible temporary differences can be recovered. Deferred tax assets are reviewed at each reporting date and are adjusted if recovery is no longer probable.

AFR-63	Gold Fields
5.Taxation continued
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
A financial asset is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:
•It is held with a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and
•Its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.
All financial assets not classified as measured at amortised cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets.

AFR-64	Gold Fields
Accounting policies continued
7.Financial instruments continued
Non-derivative financial instruments continued
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
different, in which case a new financial liability based on the modified terms is recognised at fair value. On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognised in profit or loss.

AFR-65	Gold Fields
7.Financial instruments continued
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
8.Provisions
Provisions are recognised when the Group has a present legal or constructive obligation resulting from past events and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

AFR-66	Gold Fields
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
In respect of the South African, Ghanaian, Peruvian, Chilean and Canadian operations, bank and other guarantees are provided for funding of the environmental rehabilitation obligations. Refer to financial instruments accounting policy 7.1.4 Environmental trust fund and note 38 of the consolidated financial statements.
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
Where the terms of an equity-settled award are modified, the originally determined expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification, which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the participant as measured at the date of the modification.

AFR-67	Gold Fields
10.Employee benefits continued
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
13.2Interest income
Interest income is recognised in profit or loss using the effective interest rate method. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument to the gross carrying amount of the financial asset or amortised cost of the financial liability.
Cash flows from dividends and interest received are classified under operating activities in the statement of cash flows.

AFR-68	Gold Fields
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
16.Assets held for sale
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
In cases where an asset is abandoned, such asset is classified as a discontinued operation from the date it ceases to be used.
18.Segmental reporting
Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (“CODM”) and is based on individual mining operations. The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Executive Committee that makes strategic decisions. The Group’s segmental profit measure is profit for the year.

AFR-69	Gold Fields
Consolidated income statement
for the year ended 31 December 2025

		United States Dollar
Figures in millions unless otherwise stated	Notes	2025	2024	2023

Continuing operations
Revenue	1	8,751.3	5,201.6	4,500.7
Cost of sales	2	(3,680.8)	(2,843.7)	(2,747.0)
Investment income	3	53.3	28.7	24.9
Finance expense	4	(120.7)	(50.4)	(62.9)
Gain on financial instruments, net	5	58.1	—	—
Foreign exchange gain/(loss)		6.6	(6.6)	(5.6)
Share-based payments	6	(25.4)	(4.4)	(9.1)
Long-term incentive plan	30	(43.2)	(14.5)	(55.8)
Exploration expense	7	(297.8)	(98.4)	(76.2)
Reversal of impairment of assets, net of impairment	8	281.3	(3.5)	(156.4)
Other costs, net	9	(134.8)	(82.1)	(48.8)
Restructuring costs	9	(10.3)	(6.6)	(7.8)
Ghana expected credit loss	14.1	(66.0)	—	(33.2)
Profit on disposal of asset held for sale - Asanko Gold	15	—	5.6	—
Profit on disposal of assets held for sale - Rusoro	16 (c)	—	62.3	—
Gain on remeasurement of 50% previously held interest in Gruyere	18.3	808.2	—	—
Transaction costs on acquisition of Gold Road	18.3	(51.4)	—	—
Share of results of equity accounted investees, net of tax	19	(2.3)	(53.6)	(32.6)
Silicosis settlement costs	29.2	(0.7)	0.3	4.1
Profit on disposal of assets		1.1	0.6	32.4
Profit before royalties and taxation	9	5,526.5	2,135.3	1,326.7
Royalties	10	(231.9)	(147.7)	(116.4)
Profit before taxation		5,294.6	1,987.6	1,210.3
Mining and income taxation	11	(1,649.2)	(697.1)	(465.1)
Profit from continuing operations		3,645.4	1,290.5	745.2
Discontinued operation
Loss from discontinued operation	15	—	—	(18.9)
Profit for the year		3,645.4	1,290.5	726.3
Profit/(loss) attributable to:
Owners of the parent		3,567.4	1,245.0	703.3
– Continuing operations		3,567.4	1,245.0	722.2
– Discontinued operation		—	—	(18.9)
Non-controlling interests
– Continuing operations		78.0	45.5	23.0

		3,645.4	1,290.5	726.3
Earnings/(loss) per share attributable to owners of the parent:
Basic earnings per share – cents	12.1	399	139	79
Basic earnings per share from continuing operations – cents	12.2	399	139	81
Basic loss per share from discontinued operation – cents	12.3	—	—	(2)
Diluted earnings per share – cents	12.4	394	138	77
Diluted earnings per share from continuing operations – cents	12.5	394	138	79
Diluted loss per share from discontinued operation – cents	12.6	—	—	(2)

The accompanying notes form an integral part of these financial statements.

AFR-70	Gold Fields
Consolidated statement of comprehensive income
for the year ended 31 December 2025

	United States Dollar
Figures in millions unless otherwise stated	2025	2024	2023

Profit for the year	3,645.4	1,290.5	726.3
Other comprehensive income, net of tax	432.2	(169.3)	(77.1)
Items that will not be reclassified to profit or loss	82.5	(12.4)	37.9
Equity investments from continuing operations at FVOCI – Net change in fair value	78.0	(13.3)	(1.2)
Equity investments from discontinued operation at FVOCI – Net change in fair value	—	7.8	39.4
Taxation on above items	4.5	(6.9)	(0.3)
Items that may be reclassified subsequently to profit or loss	349.7	(156.9)	(115.0)
Foreign currency translation adjustments	349.7	(156.9)	(115.0)

Total comprehensive income for the year	4,077.6	1,121.2	649.2

Attributable to:
– Owners of the parent	3,990.2	1,071.8	628.0
– Non-controlling interests	87.4	49.4	21.2
	4,077.6	1,121.2	649.2
The accompanying notes form an integral part of these financial statements.

AFR-71	Gold Fields
Consolidated statement of financial position
at 31 December 2025

		United States Dollar
Figures in millions unless otherwise stated	Notes	2025	2024

ASSETS
Non-current assets		12,176.8	8,195.1
Property, plant and equipment	17	11,336.8	7,298.4
Equity accounted investees	19	2.8	12.6
Investments	21	189.6	139.9
Environmental trust funds	22	140.9	125.2
Inventories	23	373.4	349.8
Deferred taxation	27	38.2	154.9
Taxation receivable	35	73.1	69.7
Asanko deferred and contingent considerations	15	22.0	44.6
Current assets		2,970.9	1,926.7
Inventories	23	782.6	699.3
Trade and other receivables	24	380.7	337.8
Cash and cash equivalents	25	1,779.2	860.2
Taxation receivable	35	0.3	6.1
Current portion of Asanko deferred and contingent considerations	15	28.1	23.3
Assets held for sale	16	77.5	21.1

Total assets		15,225.2	10,142.9
EQUITY AND LIABILITIES
Equity attributable to owners of the parent		8,432.6	5,201.4
Stated capital	26	3,844.8	3,871.5
Other reserves		(2,089.5)	(2,528.1)
Retained earnings		6,677.3	3,858.0
Non-controlling interests		239.8	165.5
Total equity		8,672.4	5,366.9
Non-current liabilities		4,852.9	3,065.6
Deferred taxation	27	1,401.7	503.8
Borrowings	28	2,559.5	1,776.5
Provisions	29	492.2	402.0
Long-term incentive plan	30	20.4	20.0
Lease liabilities	37	379.1	363.3
Current liabilities		1,699.9	1,710.4
Trade and other payables	31	908.1	651.1
Royalties payable	34	45.3	30.7
Taxation payable	35	311.5	112.4
Current portion of borrowings	28	178.7	719.1
Current portion of provisions	29	108.3	79.2
Current portion of long-term incentive plan	30	44.1	31.0
Current portion of lease liabilities	37	103.9	86.9

Total liabilities		6,552.8	4,776.0
Total equity and liabilities		15,225.2	10,142.9
The accompanying notes form an integral part of these financial statements.

AFR-72	Gold Fields
Consolidated statement of changes in equity
for the year ended 31 December 2025

	United States Dollar
Figures in millions unless otherwise stated	Stated capital	Accumulated other comprehensive income¹	Other reserves²	Retained earnings	Equity attributable to owners of the parent	Non- controlling interests	Total equity

Balance at 1 January 2023	3,871.5	(2,568.2)	275.1	2,629.2	4,207.6	131.9	4,339.5

Total comprehensive income for the year	—	(75.3)	—	703.3	628.0	21.2	649.2
Profit for the year from continuing operations	—	—	—	722.2	722.2	23.0	745.2
Loss for the year from discontinued operation	—	—	—	(18.9)	(18.9)	—	(18.9)
Other comprehensive income from continuing operations	—	(114.7)	—	—	(114.7)	(1.8)	(116.5)
Other comprehensive income from discontinued operation	—	39.4	—	—	39.4	—	39.4
Transactions with owners of the Company
Dividends declared[3]	—	—	—	(368.6)	(368.6)	(9.4)	(378.0)
Share-based payments	—	—	9.1	—	9.1	—	9.1
Balance at 31 December 2023	3,871.5	(2,643.5)	284.2	2,963.9	4,476.1	143.7	4,619.8

Total comprehensive income for the year	—	(173.2)	—	1,245.0	1,071.8	49.4	1,121.2
Profit for the year from continuing operations	—	—	—	1,245.0	1,245.0	45.5	1,290.5
Other comprehensive income from continuing operations	—	(181.0)	—	—	(181.0)	3.9	(177.1)
Other comprehensive income from discontinued operation	—	7.8	—	—	7.8	—	7.8
Transactions with owners of the Company
Dividends declared[3]	—	—	—	(350.9)	(350.9)	(27.6)	(378.5)
Share-based payments	—	—	4.4	—	4.4	—	4.4
Balance at 31 December 2024	3,871.5	(2,816.7)	288.6	3,858.0	5,201.4	165.5	5,366.9

Total comprehensive income for the year	—	422.8	—	3,567.4	3,990.2	87.4	4,077.6
Profit for the year from continuing operations	—	—	—	3,567.4	3,567.4	78.0	3,645.4
Other comprehensive income from continuing operations	—	422.8	—	—	422.8	9.4	432.2
Transactions with owners of the Company
Dividends declared[3]	—	—	—	(707.1)	(707.1)	(54.1)	(761.2)
Acquisition of treasury shares[4]	(36.3)	—	—	—	(36.3)	—	(36.3)
Issue of treasury shares to employees[4]	9.6	—	(9.6)	—	—	—	—
Share-based payments	—	—	25.4	—	25.4	—	25.4
Transaction with non-controlling interest holders[5]	—	—	—	(41.0)	(41.0)	41.0	—
Balance at 31 December 2025	3,844.8	(2,393.9)	304.4	6,677.3	8,432.6	239.8	8,672.4
The accompanying notes form an integral part of these financial statements.
1Accumulated other comprehensive income mainly comprises foreign currency translation.
2Other reserves include mainly share-based payments. The aggregate of accumulated other comprehensive income and other reserves in the consolidated statement of changes in equity is disclosed in the Consolidated statement of financial position as other reserves.
3Refer to note 13 for dividends paid to owners of the parent.
4Treasury shares were purchased by the Group and a portion was issued to participants upon vesting of employee share options in 2025.
5On 6 December 2025, per the South Deep BEE transaction an economic interest of 6.90% in Newshelf 899 (Proprietary) Limited vested to the BEE non-controlling interest holders.

AFR-73	Gold Fields
Consolidated statement of cash flows
for the year ended 31 December 2025

		United States Dollar
Figures in millions unless otherwise stated	Notes	2025	2024	2023

Cash flows from operating activities		3,772.2	1,607.0	1,192.8
Cash generated by operations	32	5,478.8	2,747.3	2,392.6
Interest received	3	41.2	17.4	23.4
Change in working capital	33	187.4	13.9	(199.1)
Cash generated by operating activities		5,707.4	2,778.6	2,216.9
Silicosis payment	29.2	(1.2)	(0.4)	(1.3)
Interest paid	4	(159.9)	(130.4)	(104.8)
Royalties paid	34	(222.5)	(136.1)	(113.4)
Taxation paid	35	(789.7)	(525.5)	(421.8)
Net cash from operations		4,534.1	1,986.2	1,575.6
Dividends paid		(761.9)	(379.2)	(382.8)
– Owners of the parent		(707.1)	(350.9)	(368.6)
– Non-controlling interest holders		(54.1)	(27.6)	(13.5)
– South Deep BEE dividend		(0.7)	(0.7)	(0.7)

Cash flows from investing activities		(2,765.8)	(2,590.6)	(1,369.7)
Additions to property, plant and equipment	17	(1,398.5)	(1,183.4)	(1,054.7)
Capital expenditure – working capital		(23.8)	(5.2)	35.5
Proceeds on disposal of property, plant and equipment		2.2	2.7	2.0
Purchase of investments		(93.4)	(57.6)	(30.6)
Purchase of equity-accounted investee – Windfall Project	18.1	—	—	(247.1)
Windfall Project capital contributions	18.1	—	(65.3)	(69.1)
Purchase of Osisko[1]	18.2	—	(1,452.5)	—
Purchase of Gold Road[2]	18.3	(2,124.2)	—	—
Proceeds on disposal of investments[3]		882.0	56.6	5.0
Proceeds on disposal of Rusoro	16 (c)	—	62.3	—
Proceeds on disposal of Asanko Gold	15	—	65.0	—
Contributions to environmental trust funds	22	(10.1)	(13.2)	(10.7)

Cash flows from financing activities		(173.3)	1,212.6	82.4
Loans raised	28	4,085.8	2,291.1	804.8
Loans repaid	28	(4,119.6)	(986.3)	(650.9)
Purchase of treasury shares	26	(36.3)	—	—
Payment of principal lease liabilities	37	(103.2)	(92.2)	(71.5)

Net cash generated/(utilised)		833.1	229.0	(94.5)
Effect of exchange rate fluctuation on cash held		85.9	(17.5)	(26.2)
Cash and cash equivalents at beginning of the year		860.2	648.7	769.4

Cash and cash equivalents at end of the year	25	1,779.2	860.2	648.7
The accompanying notes form an integral part of these financial statements.
1The purchase of Osisko comprises US$1,483.2 million cash consideration paid, partially offset by US$30.7 million Osisko take-on cash and cash equivalents.
2The purchase of Gold Road comprises US$2,169.1 million (A$3,348.8 million) fixed and variable cash considerations paid on 10 October 2025, US$315.3 million (A$477.5 million)
special dividend paid on 3 October 2025, partially offset by US$360.2 million (A$550.3 million) Gold Road take-on cash and cash equivalents at 26 September 2025.
3Proceeds on disposal of investments in 2025 comprise mainly US$707.4 million (A$1,086.1 million) for Northern Star and US$106.4 million for Galiano Gold Inc.

AFR-74	Gold Fields
Notes to the consolidated financial statements
for the year ended 31 December 2025
1.Revenue

	United States Dollar
Figures in millions unless otherwise stated	2025	2024	2023

Revenue from contracts with customers[1]	8,751.3	5,201.6	4,500.7
– Gold[2]	8,406.5	5,008.9	4,293.1
– Copper[3]	228.1	192.7	207.6
– Silver[4]	116.7	—	—

1 The Group generates revenue primarily from the sale of gold and silver bullion and copper concentrate to refineries and banks. The disaggregation of revenue from contracts with customers by primary geographical market and product is described in the segment note (note 45).
2All regions.
3 Only Peru region (Cerro Corona).
4 Mainly Salares Norte.
2.Cost of sales

	United States Dollar
Figures in millions unless otherwise stated	2025	2024	2023

Salaries and wages	(503.6)	(405.4)	(399.7)
Consumable stores	(445.9)	(392.2)	(400.8)
Utilities	(186.7)	(168.4)	(150.0)
Mine and other contractors	(996.7)	(851.5)	(715.9)
Other	(566.2)	(384.8)	(376.0)
Cost of sales before gold inventory change and amortisation and depreciation	(2,699.1)	(2,202.3)	(2,042.4)
Gold inventory change[1]	(61.3)	(14.0)	90.7
Cost of sales before amortisation and depreciation	(2,760.4)	(2,216.3)	(1,951.7)
Amortisation and depreciation	(920.4)	(627.4)	(795.3)
Total cost of sales	(3,680.8)	(2,843.7)	(2,747.0)
1 Included in the gold inventory change is a net realisable value adjustment to stockpiles of US$nil (2024: US$3.0 million at Cerro Corona and 2023: US$33.8 million at
Damang).
3.Investment income

	United States Dollar
Figures in millions unless otherwise stated	2025	2024	2023

Dividends received	—	0.1	0.3
Unwinding of discount rate/net change in fair value of Asanko deferred and contingent considerations	7.2	6.8	—
Interest received – environmental trust funds	4.9	4.4	1.2
Interest received – cash balances	41.2	17.4	23.4
Total investment income	53.3	28.7	24.9
4.Finance expense

	United States Dollar
Figures in millions unless otherwise stated	2025	2024	2023

Interest expense – environmental rehabilitation	(29.1)	(24.8)	(21.8)
Unwinding of discount rate on silicosis settlement costs	(0.6)	(0.6)	(0.9)
Interest expense – lease liability	(25.9)	(24.8)	(22.7)
Interest expense – borrowings	(134.2)	(105.8)	(82.4)
Borrowing costs capitalised[1]	69.1	105.6	64.9
Total finance expense	(120.7)	(50.4)	(62.9)
1Borrowing costs of US$69.1 million (2024: US$105.6 million and 2023: US$64.9 million) arising on Group general borrowing were capitalised during the year until
31 August 2025 and related to the Salares Norte project, which reached commercial levels of production at that date.
2Interest paid per the statement of cash flows amounts to US$159.9 million (2024: US$130.4 million and 2023: US$104.8 million) and comprises interest expense - lease liability of US$25.9 million (2024: US$24.8 million and 2023: US$22.7 million), interest expense - borrowings of US$134.2 million (2024: US$105.8 million and 2023:
US$82.4 million), partially offset by non-cash interest of US$0.2 million  (2024: US$0.2 million and 2023: US$0.3 million).

AFR-75	Gold Fields
5.Gain on financial instruments, net

	United States Dollar
Figures in millions unless otherwise stated	2025	2024	2023

Royalties - fair value gain[1]	77.5	—	—
Northern Star shares - fair value gain[2]	53.6	—	—
Northern Star shares - fair value loss on forward sales[2]	(73.0)	—	—
Total gain on financial instruments, net	58.1	—	—
1During 2025, a fair value gain of US$77.5 million was recognised in profit or loss relating to royalties. Refer note 16 (b) for further details.
2On 26 September 2025, Gold Fields entered into a forward share transaction ("forward sale") pursuant to which it agreed to sell the Northern Star shares acquired as part of the acquisition of Gold Road (refer note 18.3 for further details). The investment in Northern Star was presented as an asset held for sale until 14 October 2025, the settlement date of the forward sale. A fair value gain of US$53.6 million (A$83.2 million) was recognised in profit or loss.
On 14 October 2025, Gold Fields sold the 49,258,234 Northern Star shares by way of a forward sale at a price of A$22.05 per Northern Star share for a total consideration of US$707.4 million (A$1,086.1 million). A fair value loss of US$73.0 million (A$113.3 million) was recognised in profit or loss.
6.Share-based payments
The Group grants equity-settled instruments comprising share awards and restricted shares to Executive Directors, as well as senior and middle management. During the year ended 31 December 2025, the Gold Fields Limited 2025 share incentive plan and the
Gold Fields Limited 2012 share plan were in place. Allocations under these plans were made during 2023, 2024 and 2025.
Gold Fields Limited 2025 share plan
At the Annual General Meeting on 28 May 2025, shareholders approved the adoption of the Gold Fields Limited 2025 share incentive plan to replace the Gold Fields Limited 2012 share plan and the long-term incentive scheme (“LTIP”). The plan provides for performance shares (“PS”), retention shares (“RS”), restricted shares (“RSS”) and deferred shares (“MS”). This plan is in place to attract, retain, motivate and reward participating employees on a basis which seeks to align the interests of such employees with those of the Company’s shareholders. Currently, the last vesting date will be in February 2028.
The expense is as follows:

	United States Dollar
Figures in millions unless otherwise stated	2025	2024	2023

Share-based payments	(25.4)	(4.4)	(9.1)
Total included in profit or loss for the year	(25.4)	(4.4)	(9.1)
The following table summarises the movement of share awards under the Gold Fields Limited share plans during the years ended
31 December 2025, 2024 and 2023:

	2025	2024	2023
	Performance (PS) and Restricted (RS) Shares	Performance Shares (PS)	Performance Shares (PS)

Outstanding at beginning of the year	1,529,304	2,347,489	2,986,790
Movement during the year:
Granted	3,205,497	886,257	790,833
Exercised and released	-519,832	-1,005,541	-1,322,084
Forfeited	-408,805	-698,901	-108,050
Outstanding at end of the year	3,806,164	1,529,304	2,347,489
At 31 December 2025, none of the outstanding awards above had vested.

AFR-76	Gold Fields
Notes to the consolidated financial statements continued
for the year ended 31 December 2025
6.Share-based payments continued
The fair value of equity instruments granted during the year ended 31 December 2025, 2024 and 2023 were valued using the
Monte Carlo simulation model:

	2025	2024	2023

Monte Carlo simulation
Performance shares
The inputs to the model for awards granted during the year were as follows:
– weighted average historical volatility (based on a statistical analysis of the share price on a weighted moving average basis for the expected term of the option)	50.3%	53.2%	51.7%
– expected term (years)	3 years	3 years	3 years
– dividend yield[1]	n/a	n/a	n/a
– average three-year risk free interest rate (based on US interest rates)	4.1%	3.2%	1.8%
– weighted average fair value (United States dollars)	15.2	14.1	9.8

1There is no dividend yield applied to the Monte Carlo simulation model as the performance conditions follow a total shareholder return method.
The weighted average share price for the year ended 31 December 2025 on the Johannesburg Stock Exchange was
R504.59 (US$28.22) (2024: R278.95 (US$15.22) and 2023: R246.56 (US$13.33)).
The compensation costs related to awards not yet recognised under the above plans at 31 December 2025, 2024 and 2023 amount to US$63.0 million, US$7.0 million and US$11.1 million, respectively, and are to be recognised over 3 years.
Under the Gold Fields Limited 2012 share plan, the Directors were authorised to issue and allot all or any of such shares required for the plans, but in aggregate all plans may not exceed 41,076,635 of the total issued ordinary stated capital of the Company.
The number of shares available for utilisation for purposes of the share plan amounted to 6,265,652 (2024: 6,265,652).
Although the Directors retain the authority to issue and allot shares under the 2012 Share Plan, the Company has settled and intends to continue settling, vested awards by purchasing ordinary shares on the open market, thereby eliminating dilution to existing shareholders. No new shares have been issued under the plans since the 2024 vesting.
The Gold Fields Limited 2025 share plan does not provide for the issue of new shares. Awards under this plan are settled through the procurement of ordinary shares in the open market, which are held as treasury shares prior to transfer to participants.
An individual participant may also not be awarded an aggregate of shares from all or any such plans exceeding 4,107,663 of the
Company’s total issued ordinary stated capital. The unexercised options and shares under all plans represented 0.4% of the total issued stated capital at 31 December 2025.
7.Exploration expense

	United States Dollar
Figures in millions unless otherwise stated	2025	2024	2023

Australia	(67.5)	(44.1)	(33.4)
Ghana	—	(3.0)	(9.0)
Peru	(10.5)	(7.0)	(3.9)
Chile	(20.1)	(16.1)	(29.3)
Canada[1]	(187.1)	(27.9)	—
Other	(12.6)	(0.3)	(0.6)
Total exploration expense	(297.8)	(98.4)	(76.2)
1Relates to the Windfall Project.

AFR-77	Gold Fields
8.Reversal of impairment of assets, net of impairment

	United States Dollar
Figures in millions unless otherwise stated	2025	2024	2023

Property, plant and equipment	281.3	(3.5)	(156.4)
Cerro Corona cash-generating unit[1]	—	—	(156.2)
South Deep cash-generating unit - reversal of impairment[2]	285.1	—	—
Impairment of property, plant and equipment – other[3]	(3.8)	(3.5)	(0.2)

Reversal of impairment of assets, net of impairment	281.3	(3.5)	(156.4)
1For the year ended 31 December 2023, the Group recognised an impairment of US$156.2 million in respect of the Cerro Corona cash-generating unit ("CGU").
The recoverable amount was based on its fair value less cost of disposal (“FVLCOD”) calculated using a combination of the market (resource value) and the income approach (level 3 of the fair value hierarchy).  The impairment in 2023 was mainly due to the increased costs and capital expenditure as a result of a change in the life-of-mine plan to accommodate the unloading of the east wall and continued cost pressures, as well as the derecognition of the resource as a result of the life-of-mine sterilising the resource through the deposition of in-pit tailings from 2026 onwards. Refer accounting policies pages 53 to 54 for the assumptions used.
2For the year ended 31 December 2018, the Group recognised an impairment of US$409.8 million (R5,507.0 million) in respect of property, plant and equipment relating to the South Deep CGU. At 31 December 2025, the Group reversed an impairment of US$285.1 million (R4,721.9 million) in respect of property, plant and equipment relating to the South Deep CGU as a result of significantly higher gold prices and the stabilisation of the ramp-up at the South Deep mine during 2025. The impairment reversal was limited to what the carrying amounts of the CGU would have been at 31 December 2025 had the assets not been impaired. The recoverable amount was based on its FVLCOD calculated using a combination of the market (resource value) and the income approach (level 3 of the fair value hierarchy).  The recoverable amount is significantly higher than the carrying value and a reasonable possible change in the assumptions would not change the conclusion to reverse the impairment or the quantum of the reversal. The recoverable amount at 31 December 2025 was US$4,163.2 million (R68,941.8 million). Refer accounting policies pages 53 to 54 for the assumptions used based on the 2025 life-of-mine plan.
3The US$3.8 million in 2025 comprises US$3.8 million (2024: US$nil and 2023: US$nil) impairment of redundant assets at Salares Norte, US$nil (2024: US$3.5 million and 2023:
US$0.1 million) impairment of redundant assets at Cerro Corona and US$nil (2024: US$nil and 2023: US$0.1 million) impairment of redundant assets at Agnew.

AFR-78	Gold Fields
Notes to the consolidated financial statements continued
for the year ended 31 December 2025
9.Included in profit before royalties and taxation are the following:

	United States Dollar
Figures in millions unless otherwise stated	2025	2024	2023

Social contributions[1]	(25.9)	(21.0)	(19.4)
Rehabilitation (expense)/income[1]	(43.6)	1.2	(4.0)
Offshore structure costs[1]	(17.3)	(18.0)	(18.6)
Restructuring costs[2]	(10.3)	(6.6)	(7.8)
Audit fee	(4.6)	(4.2)	(3.5)
Non-audit services fee	(0.6)	(0.4)	(0.4)
Gruyere rainfall event[1]	6.0	(12.0)	—
1Included under “Other costs, net” in the consolidated income statement.
2The restructuring costs in 2025 comprise mainly separation packages at Tarkwa amounting to US$8.7 million (2024: US$3.6 million and 2023: US$1.6 million), Damang of
US$1.6 million (2024: US$0.4 million and US$5.5 million) and Australia of US$nil million (2024: US$1.8 million and 2023: US$0.7 million).
10.Royalties

	United States Dollar
Figures in millions unless otherwise stated	2025	2024	2023

South Africa	(25.3)	(3.2)	(3.1)
Peru	(15.9)	(7.1)	(7.0)
Ghana	(98.8)	(77.9)	(54.6)
Australia	(91.9)	(59.5)	(51.7)
Total royalties	(231.9)	(147.7)	(116.4)

Royalty rates
South Africa (effective rate)[1]	2.4%	0.5%	0.5%
Australia[2]	2.5%	2.5%	2.5%
Ghana[3]	5.0%	4.0% – 5.0%	4.1%
Peru[4]	4.8%	4.0%	4.1%
1The Mineral and Petroleum Resource Royalty Act 2008 (“Royalty Act”) was promulgated on 24 November 2008 and became effective from 1 March 2010. The Royalty Act imposes a royalty on refined (mineral resources that have undergone a comprehensive level of beneficiation such as smelting and refining as defined in Schedule 1 of the
Royalty Act) and unrefined (mineral resources that have undergone limited beneficiation as defined in Schedule 2 of the Royalty Act) minerals payable to the state. The royalty in respect of refined minerals (which include gold refined to 99.5% and above and platinum) is calculated by dividing earnings before interest and taxes (“EBIT”) by the product of 12.5 times gross revenue calculated as a percentage, plus an additional 0.5%. EBIT refers to taxable mining income (with certain exceptions such as no deduction for interest expense and foreign exchange losses) before assessed losses but after capital expenditure. A maximum royalty of 5% has been introduced on refined minerals. The effective rate of royalty tax payable for the year ended 31 December 2025 was 2.4% of mining revenue (2024: 0.5% and 2023: 0.5%) equalling the minimum charge per the formula.
2The Australian operations are subject to a 2.5% (2024: 2.5% and 2023: 2.5%) gold royalty on revenue as the mineral rights are owned by the state.
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

AFR-79	Gold Fields
11.Mining and income taxation

	United States Dollar
Figures in millions unless otherwise stated	2025	2024	2023

The components of mining and income tax are the following:
South African taxation
– company and capital gains taxation	(4.8)	(4.1)	(6.0)
– withholding tax	(23.6)	(13.1)	(5.9)
– prior year adjustment – current taxation	0.3	0.2	4.8
– non-mining taxation	(0.6)	—	—
– deferred taxation	(241.3)	(63.0)	(84.6)
– prior year adjustment – deferred taxation	—	3.7	—
Foreign taxation
– current taxation	(942.1)	(514.6)	(443.0)
– withholding tax	(8.3)	(6.3)	(5.4)
– prior year adjustment – current taxation[1]	(1.1)	(12.3)	(2.8)
– deferred taxation	(427.7)	(87.6)	77.8
Total mining and income taxation	(1,649.2)	(697.1)	(465.1)
Major items causing the Group's income taxation to differ from the maximum South African statutory mining tax rate of 33.0% (2024: 33.0% and 2023: 33.0%) were:
Taxation on profit before taxation at maximum South African statutory mining tax rate	(1,747.2)	(655.9)	(399.4)
Rate adjustment to reflect the actual realised company tax rates in South Africa and offshore[2]	130.6	56.5	41.4
Non-deductible share-based payments	(8.4)	(1.5)	(3.0)
Non-deductible exploration expense	(4.2)	(0.1)	(0.2)
Non-deductible interest paid	(21.1)	(25.5)	(21.8)
Share of results of equity accounted investees, net of taxation	(0.8)	(17.7)	(10.8)
Non-taxable profit on disposal of asset held for sale - Asanko Gold	—	1.8	—
Non-taxable profit on disposal of assets held for sale - Rusoro	—	20.6	—
Non-taxable capital gains portion of Yamana break fee and transaction costs	—	—	5.8
Non-taxable gain on remeasurement of 50% previously held interest in Gruyere	266.7	—	—
Non-taxable fair value gain on Northern Star shares	17.7	—	—
Non-deductible fair value loss on forward sales of Northern Star shares	(24.1)	—	—
Non-deductible transaction costs on acquisition of Gold Road	(12.2)	—	—
Withholding tax	(38.3)	(22.9)	(13.1)
Net non-deductible expenditure and non-taxable income	(41.9)	(28.6)	(17.6)
Deferred taxation movement on Peruvian Nuevo Sol devaluation against US dollar[3]	7.6	0.6	2.5
Various Peruvian non-deductible expenses	(19.8)	(11.0)	(6.1)
Deferred tax assets (not recognised)/utilised at Cerro Corona, net	(12.8)	15.3	(5.1)
Deferred tax assets (not recognised)/utilised at Damang and Tarkwa	(27.2)	3.9	(30.3)
Deferred tax utilised on disposal of Northern Star shares	(25.9)	—	—
Deferred tax assets not recognised at Windfall[4]	(87.7)	(17.2)	—
Prior year adjustments	(0.9)	(8.0)	(3.3)
Deferred tax charge on change of tax rate at South Deep	—	0.9	—
Other	0.7	(8.4)	(4.1)
Total mining and income taxation	(1,649.2)	(697.1)	(465.1)
1The US$12.3 million in 2024 relates mainly to additional transfer pricing charges at Tarkwa.
2Due to different tax rates in various jurisdictions, primarily South Africa, Ghana, Australia, Chile and Peru.
3The functional currency of Cerro Corona is US Dollar, however, the Peruvian tax base is based on values in Peruvian Nuevo Sol.
4Deferred tax assets at Windfall of US$87.7 million (2024: US$17.2 million) were not recognised during the year ended 31 December 2025 to the extent that there is insufficient future taxable income available. The Windfall Project is still in the feasibility phase and a final investment decision is expected to the made in 2026.

AFR-80	Gold Fields
Notes to the consolidated financial statements continued
for the year ended 31 December 2025
11.Mining and income taxation continued

	United States Dollar
	2025	2024	2023

South Africa – current tax rates
Mining tax[1]	Y = 33 – 165/X	Y = 33 – 165/X	Y = 33 – 165/X
Non-mining tax[2]	27.0%	27.0%	27.0%
Company tax rate	27.0%	27.0%	27.0%
International operations – current tax rates
Australia	30.0%	30.0%	30.0%
Ghana	32.5%	32.5%	32.5%
Peru	29.5%	29.5%	29.5%
Chile	27.0%	27.0%	27.0%
1South African mining tax on mining income is determined according to a formula which takes into account the profit and revenue from mining operations. South African mining taxable income is determined after the deduction of all mining capital expenditure, with the proviso that this cannot result in an assessed loss. Capital expenditure amounts not deducted are carried forward as unredeemed capital expenditure to be deducted from future mining income. Accounting depreciation is ignored for the purpose of calculating South African mining taxation. The effective mining tax rate used for deferred tax purposes for Gold Fields Operations Limited
("GFO") and GFI Joint Venture Holdings (Proprietary) Limited ("GFIJVH"), owners of the South Deep mine, has been calculated at 29% (2024: 29% and 2023: 28%). In the formula above, Y is the percentage rate of tax payable and X is the ratio of mining profit, after the deduction of redeemable capital expenditure, to mining revenue expressed as a percentage.
2Non-mining income of South African mining operations consists primarily of interest income.
Deferred tax is provided at the expected future rate for mining operations arising from temporary differences between the carrying values and tax values of assets and liabilities. In South Africa the tax rate which has been used for deferred tax purposes for mining assets is Y = 33 – 165/X and for non-mining assets is 27%.
At 31 December 2025, the Group had the following estimated amounts available for set-off against future income:

	2025			2024
	Gross unredeemed capital expenditure	Gross tax losses	Gross tax losses not recognised	Gross unredeemed capital expenditure	Gross tax losses	Gross tax losses not recognised
	R’million	R’million	R’million	R’million	R’million	R’million

South Africa[1]
Gold Fields Operations Limited	1,865.0	552.9	—	6,230.7	626.8	—
GFI Joint Venture Holdings (Pty) Ltd	4,251.1	500.7	—	8,980.1	578.1	—
Gold Fields Group Services (Pty) Ltd	—	134.3	—	—	—	—
Gold Fields Holdings Company Ltd	—	—	—	—	54.0	54.0
	6,116.1	1,187.9	—	15,210.8	1,258.9	54.0

	US$ million	US$ million	US$ million	US$ million	US$ million	US$ million
South Africa[1]
Gold Fields Operations Limited	112.6	33.4	—	330.7	33.3	—
GFI Joint Venture Holdings (Pty) Ltd	256.7	30.2	—	476.7	30.7	—
Gold Fields Group Services (Pty) Ltd	—	8.1	—	—	—	—
Gold Fields Holdings Company Ltd	—	—	—	—	2.9	2.9
	369.3	71.7	—	807.4	66.8	2.9
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

AFR-81	Gold Fields

	2025			2024
	Gross unredeemed capital expenditure	Gross tax losses	Gross tax losses not recognised	Gross unredeemed capital expenditure	Gross tax losses	Gross tax losses not recognised
	US$ million	US$ million	US$ million	US$ million	US$ million	US$ million

International operations
Exploration entities[1]	—	188.0	188.0	—	186.6	186.6
Minera Gold Fields Salares Norte[2]	344.4	—	—	507.3	366.7	—
Windfall Mining Group Inc.[3,4]	—	684.3	684.3	—	390.5	390.5
Abosso Goldfields Limited[5,6]	—	4.2	4.2	—	27.6	27.6
Gold Fields Ghana Limited[5,7]	—	6.8	6.8	—	26.7	26.7
Gold Fields Australia (Pty) Ltd (tax consolidated group)[8]	—	119.4	119.4	—	—	—
	344.4	1,002.7	1,002.7	507.3	998.1	631.4
1The total tax losses of US$188.0 million (2024: US$186.6 million) comprise US$1.9 million (2024: US$1.1 million) tax losses that expire between one and two years, US$0.1 million (2024: US$0.9 million) tax losses that expire between two and five years, US$nil (2024: US$nil) tax losses that expire between five and 10 years, US$0.2 million (2024: US$158.0 million) tax losses that expire after 10 years and US$185.8 million
(2024: US$26.6 million) tax losses that have no expiry date.
2These deductions are available to be utilised against income generated by the relevant tax entity against income tax (US$198.9 million) and the
Chilean special mining tax (US$145.5 million), respectively, and do not expire. Salares Norte achieved commercial levels of production in August
2025 and reached steady state operations in Q4 2025, resulting in the utilisation of the carried forward tax losses in 2025.
3The increase in tax losses arose from pre-existing losses acquired as part of the Osisko asset acquisition on 25 October 2024 and additional project spending post-closing. The Windfall Project is still in the feasibility phase and a final investment decision is expected to be made in 2026, therefore the deferred tax asset relating to the tax losses were not recognised at 31 December 2024 and 2025. The total tax losses of
US$684.3 million (2024: US$390.5 million) comprise US$8.8 million (2024: US$nil) tax losses that expire between one and two years,
US$17.3 million (2024: US$5.0 million) tax losses that expire between two and five years, US$26.3 million (2024: US$29.4 million) tax losses that expire between five and 10 years, US$479.6 million (2024: US$284.2 million) tax losses that expire after 10 years and US$152.3 million
(2024 US$71.9 million) tax losses that have no expiry date.
4Unredeemed capital expenditure at 31 December 2025 of US$245.1 million (2024: $212.2 million) relates to the assets acquired as part of the
Osisko asset acquisition on 25 October 2024 and additional capital expenditure post-closing. The Windfall Project is still in the feasibility phase and a final investment decision is expected to be made in 2026, therefore the deferred tax asset relating to the unredeemed capital expenditure was not recognised at 31 December 2024 and 2025. These deductions are available to be utilised against income generated by the relevant tax entity and do not expire.
5Tax losses may be carried forward for five years. These losses expire on a first-in-first-out basis. Tax losses of US$nil (2024: US$32.6 million) expire between one and two years and tax losses of US$11.0 million (2024: US$21.7 million) expire between two and five years.
6At 31 December 2025, tax losses at Damang of US$4.2 million (2024: US$27.6 million) comprise deferred tax assets not recognised relating to financial instruments losses.
7At 31 December 2025, deferred tax assets at Tarkwa of US$6.8 million (2024: US$26.7 million) not recognised relating to losses on financial instruments.
8The capital loss arose on the disposal of the 49,258,234 Northern Star shares acquired as part of the acquisition of Gold Road. Refer notes 5 and 18.3 for further details. The loss is available to be utilised against future capital gains generated in the Australian tax consolidated group.
Organisation for Economic Co-operation and Development ("OECD") Pillar Two model rules
The Group is within the scope of the OECD Pillar Two model rules.
Six of the jurisdictions in which the Group operates, including South Africa, Australia, Canada, Isle of Man, Netherlands and
Gibraltar have enacted or substantively enacted Pillar Two legislation to implement the global minimum top-up tax at 31
December 2025. This legislation is effective from as early as 1 January 2024 for many of these jurisdictions.
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
The Group has performed an impact assessment of its potential exposure in relation to the Pillar Two legislation. Based on the outcome of the impact assessment, the Group does not anticipate being subject to material top-up tax exposure in any of the jurisdictions in which it operates.

AFR-82	Gold Fields
Notes to the consolidated financial statements continued
for the year ended 31 December 2025
12.Earnings per share

		United States Dollar
	Figures in millions unless otherwise stated	2025	2024	2023

12.1	Basic earnings per share – cents	399	139	79

Basic earnings per share is calculated by dividing the profit attributable to owners of the parent of US$3,567.4 million (2024: US$1,245.0 million and
2023: US$703.3 million) by the weighted average number of ordinary shares in issue during the year of 894,972,803 (2024: 894,881,526 and
2023: 893,318,864).

		United States Dollar
	Figures in millions unless otherwise stated	2025	2024	2023

12.2	Basic earnings per share from continuing operations – cents	399	139	81

Basic earnings per share from continuing operations is calculated by dividing the profit attributable to owners of the parent from continuing operations of US$3,567.4 million (2024: US$1,245.0 million and 2023:
US$722.2 million) by the weighted average number of ordinary shares in issue during the year of 894,972,803 (2024: 894,881,526 and 2023:
893,318,864).

		United States Dollar
	Figures in millions unless otherwise stated	2025	2024	2023

12.3	Basic loss per share from discontinued operation – cents	—	—	(2)

Basic loss per share from discontinued operation is calculated by dividing the loss attributable to owners of the parent from discontinued operation of US$nil (2024: loss of US$nil and 2023: loss of US$18.9 million ) by the weighted average number of ordinary shares in issue during the year of
894,972,803 (2024: 894,881,526 and 2023: 893,318,864 ).

		United States Dollar
	Figures in millions unless otherwise stated	2025	2024	2023

12.4	Diluted earnings per share – cents	394	138	77

Diluted earnings per share is calculated by dividing the diluted profit attributable to owners of the parent of US$3,538.0 million (2024:
US$1,234.4 million and 2023: US$692.2 million) by the diluted weighted average number of ordinary shares in issue during the year of
897,339,333 (2024: 895,503,589 and 2023: 895,037,887).

	Net profit attributable to owners of the parent has been adjusted by the following to arrive at the diluted profit attributable to owners of the parent:
	Profit attributable to owners of the parent	3,567.4	1,245.0	703.3
	South Deep minority interest at 10%	(29.4)	(10.6)	(11.1)
	Diluted profit attributable to owners of the parent	3,538.0	1,234.4	692.2
	The weighted average number of shares has been adjusted by the following to arrive at the diluted number of ordinary shares:
	Weighted average number of ordinary shares	894,972,803	894,881,526	893,318,864
	Potentially dilutive share options in issue	2,366,530	622,063	1,719,023
	Diluted weighted average number of ordinary shares	897,339,333	895,503,589	895,037,887

AFR-83	Gold Fields

		United States Dollar
	Figures in millions unless otherwise stated	2025	2024	2023

12.5	Diluted earnings per share from continuing operations – cents	394	138	79

Diluted earnings per share from continuing operations is calculated by dividing the diluted profit attributable to owners of the parent from continuing operations of US$3,538.0 million (2024: US$1,234.4 million and
2023: US$711.1 million) by the diluted weighted average number of ordinary shares in issue during the year of 897,339,333 (2024: 895,503,589 and
2023: 895,037,887).

Net profit attributable to owners of the parent from continuing operations has been adjusted by the following to arrive at the diluted profit attributable to owners of the parent from continuing operations:

	Profit attributable to owners of the parent from continuing operations	3,567.4	1,245.0	722.2
	South Deep minority interest at 10%	(29.4)	(10.6)	(11.1)
	Diluted profit attributable to owners of the parent from continuing operations	3,538.0	1,234.4	711.1
	The weighted average number of shares has been adjusted by the following to arrive at the diluted number of ordinary shares:
	Weighted average number of ordinary shares	894,972,803	894,881,526	893,318,864
	Potentially dilutive share options in issue	2,366,530	622,063	1,719,023
	Diluted weighted average number of ordinary shares	897,339,333	895,503,589	895,037,887

		United States Dollar
	Figures in millions unless otherwise stated	2025	2024	2023

12.6	Diluted loss per share from discontinued operation – cents	—	—	(2)

Diluted loss per share from discontinued operation is calculated by dividing the loss attributable to owners of the parent from discontinued
operation of US$nil (2024: loss of US$nil and 2023: loss of US$18.9 million) by the weighted average number of ordinary shares in issue during the year of 897,339,333 (2024: 895,503,589 and 2023:
895,037,887).

AFR-84	Gold Fields
Notes to the consolidated financial statements continued
for the year ended 31 December 2025
13.Dividends declared

	United States Dollar
Figures in millions unless otherwise stated	2025	2024	2023

2024 final dividend of 700 SA cents per share (2023: 420 SA cents and 2022: 445 SA cents) declared on 20 February 2025.	346.1	198.5	214.7
2025 interim dividend of 700 SA cents was declared during 2025 (2024: 300 SA cents and 2023: 325 SA cents).	361.0	152.4	153.9
A final dividend in respect of the financial year ended 31 December 2025 of 1,850 SA cents per share was approved by the Board of Directors on 18
February 2026. This dividend payable is not recognised in these financial statements.

A special dividend in respect of the financial year ended 31 December
2025 of 450 SA cents per share was approved by the Board of Directors on 18 February 2026. This dividend payable is not recognised in these financial statements. Refer note 40 for further details.

Dividends are subject to Dividend Withholding Tax.
Total dividends	707.1	350.9	368.6
Dividends per share – cents	79	39	41
14.1Ghana expected credit loss

	United States Dollar
Figures in millions unless otherwise stated	2025	2024	2023

Tarkwa expected credit loss – loan advanced to contractor[1]	(46.0)	—	(25.4)
Damang expected credit loss – receivable[2]	—	—	(7.8)
Tarkwa expected credit loss – receivable[3]	(20.0)	—	—
Total expected credit loss	(66.0)	—	(33.2)
1An expected credit loss of US$46.0 million (2024: US$nil and 2023: US$25.4 million) was raised against a loan advanced to a contractor at Ghana during 2025. The loan was provided to ensure the sustainability of the operation and delivery of the mine plan. Gold Fields has communicated to the contractor that this amount remains payable and has reserved all rights in this regard. Refer note 42 for further details.
2An expected credit loss of US$nil (2024: US$nil and 2023: US$7.8 million) was raised against a receivable at 31 December 2025. The receivable of US$7.8 million in
2023 related to a payment advanced to a contractor at Damang.
3An expected credit loss of US$20.0 million (2024: US$nil and 2023: US$nil) was raised against a receivable advanced to a contractor at Tarkwa during 2025. The amount advanced was provided to ensure the sustainability of the operation and delivery of the mine plan.
14.2Loan advanced – contractor

	United States Dollar
Figures in millions unless otherwise stated	2025	2024

Loan advanced during the year	46.0	—
Expected credit loss[1]	(46.0)	—
Total loan advanced to contractor	—	—
1The total expected credit loss recognised in the income statement for 2025 amounted to US$46.0 million. Refer note 14.1.

AFR-85	Gold Fields
15.Discontinued operation

	United States Dollars
Figures in millions unless otherwise stated	2025	2024	2023

Asanko Gold
– Asanko Gold – earnings	—	—	28.0
– Asanko Gold – impairment[1]	—	—	(46.9)
Loss from discontinued operation	—	—	(18.9)
1 As a result of the sale transaction discussed below, the investment in Asanko was classified as an asset held for sale at 31 December 2023 and was required to be measured at the lower of carrying value or fair value less costs to sell. Management determined the fair value less costs to sell based on the consideration to be received per the sale agreement. The assumptions used in the determination of the fair values of the deferred and contingent considerations were as follows:
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
•US$25 million which was paid on 31 December 2025;
•US$30 million to be paid on 31 December 2026; and
•US$30 million plus a 1% net smelter royalty ("contingent consideration") to be paid once more than 100,000 ounces of gold is produced from the Nkran deposit. The royalty is capped at a volume of 447,000 ounces of gold production from the deposit.
The share of results of equity investee of Asanko Gold for the year ended 31 December 2023 was presented as a discontinued
operation in the consolidated financial statements.
The transaction was subject to a number of conditions and was concluded on 4 March 2024 with the receipt of US$65.0 million in cash and 28.5 million in Galiano shares, resulting in the recognition of a profit on disposal amounting to US$5.6 million in 2024.
The Asanko deferred and contingent considerations were recognised as follows:

	United States Dollars	United States Dollars
Figures in millions unless otherwise stated	2025	2024

– Present value/Fair value at beginning of the year (2024: 4 March 2024)	67.9	61.1
– Net change in fair value/unwinding of discount rate	7.2	6.8
– Settlement of US$25 million deferred consideration on 31 December 2025	(25.0)	—
Asanko deferred and contingent considerations	50.1	67.9
Current portion of Asanko deferred and contingent considerations	(28.1)	(23.3)
Non-current portion of Asanko deferred and contingent considerations	22.0	44.6
The total consideration receivable of US$50.1 million (2024: US$67.9 million) comprise US$22.0 million (2024: US$18.4 million)
contingent consideration valued at fair value and US$28.1 million (2024: US$49.5 million) deferred consideration carried at amortised cost. During 2025, a net change in fair value of US$3.6 million (2024: US$3.3 million) was recognised for the contingent consideration and an unwinding of the discount rate of US$3.6 million (2024: US$3.5 million) was recognised for the deferred consideration.
The key inputs used in the fair value of the contingent consideration at 31 December 2025 were the discount rate of 10.9% (2024:
13.0%) and the contractually agreed period. The key inputs used in the valuation of the deferred consideration at 31 December
2025 were the discount rate of 6.6% (2024: 7.1%) and the contractually agreed period.
On 12 December 2025, Gold Fields entered into agreements to sell a portfolio of royalty assets for a total cash consideration of
US$115.0 million and its right to the Asanko deferred and contingent considerations for US$30.0 million and US$22.0 million, respectively. Refer note 40 for further details.

AFR-86	Gold Fields
Notes to the consolidated financial statements continued
for the year ended 31 December 2025
16Assets held for sale

	United States Dollars
Figures in millions unless otherwise stated	2025	2024

(a) O3 Mining Inc. (“O3 Mining”)	—	21.1
(b) Royalties	77.5	—
Assets held for sale	77.5	21.1
(a)  O3 Mining
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
(b)  Sale of royalty portfolio
On 12 December 2025, Gold Fields entered into agreements to sell a portfolio of royalty assets for a total cash consideration of
US$115.0 million and its right to the Asanko deferred and contingent considerations for US$30.0 million and US$22.0 million, respectively.
Certain assets within the royalty portfolio, having a combined a value of US$77.5 million, were subject to a third‑party right of first refusal (“ROFR”). Completion of the overall transaction was conditional upon the purchaser acquiring these royalties.
At 31 December 2025, the US$77.5 million royalties were presented as assets held for sale as the sale was considered highly probable in the sense that they will be purchased either by the purchaser or the third party. A fair value gain of US$77.5 million was recognised in profit or loss.
At that date, the outcome of the ROFR was unknown and no evidence existed that the sale of the remaining royalty portfolio amounting to US$37.5 million or the deferred and contingent considerations were highly probably and therefore they were not recognised as held for sale. Refer note 40.
(c)  Rusoro
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
The investment in Rusoro was presented as an asset held for sale at 31 December 2023 as Fulcrum was in advanced discussions with Gold Fields at 31 December 2023 to purchase the Rusoro shares from Gold Fields.
The US$62.3 million was received by Gold Fields on 22 January 2024, resulting in the recognition of a profit on disposal of
Rusoro amounting to US$62.3 million in 2024.

AFR-87	Gold Fields
17.Property, plant and equipment

31 December 2024					31 December 2025
Right-of-use assets relating to mine development, infrastructure and other assets	Mine development, infrastructure and other assets	Land, mineral rights and rehabilitation assets	Total		Total	Right-of-use assets relating to mine development, infrastructure and other assets	Mine development, infrastructure and other assets	Land, mineral rights and rehabilitation assets

				Cost
651.9	12,638.0	480.0	13,769.9	Balance at beginning of the year	16,279.2	777.0	13,729.3	1,772.9
(4.7)	5.8	(1.1)	—	Reclassifications	—	—	3.4	(3.4)
—	1,179.4	4.0	1,183.4	Additions	1,398.5	8.2	1,384.1	6.2
109.0	268.7	1,329.1	1,706.8	Osisko asset acquisition[1]	—	—	—	—
—	—	—	—	Derecognition of Gruyere previously held interest - 50%[2]	(927.6)	(112.7)	(795.5)	(19.4)
—	—	—	—	Gold Road acquisition through business combination - 100%[2]	3,220.6	135.8	643.5	2,441.3
—	13.7	—	13.7	Other Salares Norte non- cash costs capitalised	8.0	—	8.0	—
71.7	—	—	71.7	Right-of-use assets capitalised during the year (refer note 37)	36.5	36.5	—	—
8.5	—	—	8.5	Remeasurements of right-of- use assets capitalised (refer note 37)[3]	16.7	16.7	—	—
—	105.6	—	105.6	General borrowing costs capitalised[4]	69.1	—	69.1	—
—	(6.9)	—	(6.9)	Disposals	(9.5)	—	(9.5)	—
(21.8)	(67.8)	—	(89.6)	Scrapping of assets	(34.3)	(13.5)	(20.8)	—
—	—	20.6	20.6	Changes in estimates of rehabilitation assets (refer note 29.1)	29.4	—	—	29.4
(37.6)	(407.2)	(59.7)	(504.5)	Translation adjustment	785.9	41.9	600.9	143.1
777.0	13,729.3	1,772.9	16,279.2	Balance at end of the year	20,872.5	889.9	15,612.5	4,370.1
				Accumulated depreciation and impairment
279.8	8,241.6	174.1	8,695.5	Balance at beginning of the year	8,980.8	336.3	8,457.6	186.9
(2.1)	2.1	—	—	Reclassifications	—	—	—	—
88.7	519.3	19.4	627.4	Charge for the year	920.4	95.5	758.7	66.2
—	—	—	—	Derecognition of Gruyere previously held interest - 50%[2]	(399.9)	(47.9)	(344.8)	(7.2)
3.3	5.2	—	8.5	Salares Norte depreciation capitalised	6.1	3.0	3.1	—
—	3.5	—	3.5	(Reversal of impairment)/ impairment	(281.3)	—	(281.3)	—
—	(4.8)	—	(4.8)	Disposals	(8.4)	—	(8.4)	—
(21.8)	(67.8)	—	(89.6)	Scrapping of assets	(34.3)	(13.5)	(20.8)	—
(11.6)	(241.5)	(6.6)	(259.7)	Translation adjustment	352.3	12.5	337.8	2.0
336.3	8,457.6	186.9	8,980.8	Balance at end of the year	9,535.7	385.9	8,901.9	247.9
440.7	5,271.7	1,586.0	7,298.4	Carrying value at end of the year	11,336.8	504.0	6,710.6	4,122.2
1Refer to note 18.2 for details of the Osisko asset acquisition.
2Refer to notes 18.3 and 19 for details of the Gold Road acquisition.
3The re-measurements in 2025 relate mainly to leases at the Group’s Australian operations that have variable payments linked to the Australian consumer price index
(“CPI”). (2024: Leases at the Group’s Australian operations that have variable payments linked to the Australian CPI).
4General borrowing costs of US$69.1 million (2024: US$105.6 million) arising on Group general borrowings relating to the Salares Norte project and were capitalised during the year up to 31 August 2025, the date Salares Norte reached commercial levels of production. An average interest capitalisation rate of 4.3% (2024: 7.0%) was applied.

AFR-88	Gold Fields
Notes to the consolidated financial statements continued
for the year ended 31 December 2025
18.Acquisitions
18.1Acquisition of Windfall Project
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
On 12 August 2024, Gold Fields entered into an agreement with Osisko to acquire 100% of its issued share capital. This represents a direct acquisition of Osisko as well as an indirect acquisition of the remaining 50% interest in the Windfall Project
(the “second Transaction”). The acquisition date was 25 October 2024, the date on which all conditions precedent were met and the consideration was paid in full by Gold Fields. Refer note 18.2.
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
together with the additional 50% interest held by Osisko, in terms of the second Transaction. Refer note 18.2.
Consideration
The following summarises the consideration and the cost of the Windfall joint venture:

	United States Dollar	Canadian Dollar	United States Dollar	Canadian Dollar
Figures in millions unless otherwise stated	25 Oct 2024	25 Oct 2024	31 Dec 2023	31 Dec 2023

Carrying value at 1 January	538.6	713.6	—	—
Initial recognition
Cash considerations
Purchase of equity-accounted investee	—	—	247.1	333.8
(a) C$300.0 million cash payment	—	—	221.5	300.0
(b) Pre-closing paid amounts
– C$16.9 million	—	—	12.8	16.9
– C$16.9 million	—	—	12.8	16.9
Contingent and exploration considerations
(c) C$300.0 million contingent consideration	—	—	190.8	258.4
(d) C$75.0 million exploration consideration	—	—	39.1	52.9
Subsequent measurement
Cash considerations
(e) Capital contributions	65.3	89.0	69.1	93.0
Contingent and exploration considerations
(c) C$300.0 million contingent consideration – net change in fair value[1]	8.0	10.9	7.3	9.9
(d) C$75.0 million exploration consideration – unwinding of discount rate[1]	4.8	6.6	2.9	3.9
Share of loss	(47.5)	(64.9)	(28.4)	(38.3)
Derecognition of 50% exploration consideration[2]	(22.8)	(31.7)	—	—
Derecognition of Windfall Project joint venture[2]	(519.3)	(723.5)	—	—
Translation adjustment	(27.1)	—	10.7	—
Carrying value at the end of the year	—	—	538.6	713.6
1The movements were recognised as part of the equity investment.
2Derecognised at 25 October 2024, the acquisition  date of the transaction.

AFR-89	Gold Fields
18.1Acquisition of Windfall Project continued
Consideration continued
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
Notes to the consolidated financial statements continued
for the year ended 31 December 2025
18.1Acquisition of Windfall Project continued
Consideration continued
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
(e)Capital considerations
The project required funding from the Partnerships in the feasibility and development stage of the project. During 2024 Gold
Fields paid cash calls amounting to US$65.3 million (C$89.0 million) (2023: US$69.1 million (C$93.0 million)) to the Windfall
Project which has been capitalised to the cost of the investment.

AFR-91	Gold Fields
18.2Acquisition of Osisko Mining Incorporated
Background
On 2 May 2023, Gold Fields acquired a 50% interest in the Windfall Project from Osisko. Refer note 18.1 for further details.
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
(b)Carrying value of previously held Windfall Project joint venture
The US$519.3 million (C$723.5 million) represents the derecognition of the carrying value of the previously held Windfall
Project as a joint venture at 25 October 2024 and recognised as an asset acquisition along with the additional 50% interest held by Osisko. Refer to note 18.1 for further details.
(c)Transaction costs
Transaction costs of US$8.5 million (C$11.9 million) relating to the asset acquisition were capitalised on 25 October 2024.
(d)C$300.0 million contingent consideration - fair value
The fair value of the C$300.0 million contingent consideration at 25 October 2024 was US$200.4 million (C$279.2 million). In terms of the transaction the consideration is no longer payable and has been eliminated. Refer to note 18.1 (c) for the key inputs used in valuation of the fair value at 25 October 2024.
(e)C$75.0 million exploration consideration – 50% apportionment
The C$75.0 million exploration consideration represented 100% of the initial exploration funding. Refer to note 18.1 (d) for further details. 50% of the remaining exploration consideration payable by Gold Fields has been purchased back as a result of the transaction and reduces the purchase consideration by US$22.8 million (C$31.7 million).
(f)C$110.3 million pre-existing payable
On acquisition, a pre-existing payable of C$110.3 million (US$79.2 million) between Osisko and Gold Fields was extinguished.

AFR-92	Gold Fields
Notes to the consolidated financial statements continued
for the year ended 31 December 2025
18.2Acquisition of Osisko Mining Incorporated continued
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
•  Discount rate: Real weighted average cost of capital ("WACC") of 7.9%;
•  Exchange rate: Long term C$/US$ exchange rate of 0.761; and
•  Resource multiple: US$37 per resource ounce.

AFR-93	Gold Fields
18.3Acquisition of Gold Road
Background
On 13 December 2016, Gold Fields purchased 50% of the Gruyere Gold Project and entered into a 50:50 unincorporated joint operation with Gold Road Resources Limited (“Gold Road”) for the development and operation of the Gruyere Gold Project in
Western Australia, which comprises the Gruyere gold deposit as well as additional resources including Central Bore and Attila/Alaric.
On 5 May 2025, Gold Fields entered into an agreement to acquire 100% of the issued and outstanding share capital of Gold
Road. This represents a direct acquisition of Gold Road, as well as an indirect acquisition of the remaining 50% interest in the
Gruyere Gold Project (the "second Transaction"). The acquisition date was 26 September 2025, the date on which all conditions precedent were met and control of Gold Road was obtained.
Recognition and measurement
Gold Fields and Gold Road previously had joint control over the Gruyere Gold Project. Accordingly, the Group classified its interest in the project as a joint operation.
When a joint operation is acquired through stages that results in control of an entity that is a business, the transaction is treated as a business combination achieved in stages. On 26 September 2025, the previously held 50% interest in the Gruyere Gold Project was remeasured to its fair value and the resulting gain was recognised in profit or loss. The fair value of the previously held 50%
interest was included as part of the total cost of the operation and recognised as a business combination together with the additional 50% interest held by Gold Road, in terms of the second Transaction.
Consideration
The following summarises the consideration for the business combination at 26 September 2025:

Figures in millions unless otherwise stated	United States Dollar	Australian Dollar

(a) Fixed cash consideration	1,490.3	2,276.5
(b) Variable cash consideration	702.0	1,072.3
(c) Fair value of previously held interest in joint operation	1,197.9	1,829.8
(d) Add: Special dividend	312.6	477.5
Total purchase consideration	3,702.8	5,656.1
(a)Fixed cash consideration
The US$1,490.3 million (A$2,276.5 million) cash represents the fixed cash consideration of US$1,802.9 million
(A$2,754.0 million) paid for 1,092,838,545 Gold Road shares at a purchase price of A$2.52 per share, less the US$312.6 million (A$477.5 million) special dividend of A$0.43694 per Gold Road share. The special dividend was declared by the Gold
Road Board on 16 September 2025 and was payable to Gold Road shareholders. The final fixed consideration portion amounted to A$2.08306 per Gold Road share.
(b)Variable cash consideration
The US$702.0 million (A$1,072.3 million) cash represents the variable cash consideration paid for 1,092,838,545 shares at the purchase price of A$0.98117 per Gold Road share in an all-cash transaction. This reflects the shareholders proportionate value of Gold Road's shareholdings in Northern Star Resources Ltd ("Northern Star"). The purchase price of A$0.98117 was determined by the weighted average price of Northern Star shares during the five trading days up to and including 25
September 2025.
(c)Previously held interest in joint operation
The US$1,197.9 million (A$1,829.8 million) represents the fair value of the previously held 50% interest in joint operation derecognised at 26 September 2025 and recognised as a business combination together with the additional 50% interest held by Gold Road. The fair value of the previously held 50% interest was based on its fair value less cost of disposal
"FVLCOD") calculated using a combination of the market (resource value) and the income approach. Refer the next page for assumptions used in the valuation.
The table below summarises the gain on remeasurement at acquisition date:

Figures in millions unless otherwise stated	United States Dollar	Australian Dollar

Fair value of 50% previously held interest in joint operation	1,197.9	1,829.8
Less: Carrying value of 50% previously held interest in joint operation	(389.7)	(595.3)
Gain on remeasurement of 50% previously held interest in joint operation	808.2	1,234.5
(d)Special dividend
The US$312.6 million (A$477.5 million) cash represents a special dividend of A$0.43694 per Gold Road share payable to
Gold Road shareholders as part of the contractual requirements of the second Transaction. The special dividend was funded by Gold Road's existing cash balances.

AFR-94	Gold Fields
Notes to the consolidated financial statements continued
for the year ended 31 December 2025
18.3Acquisition of Gold Road continued
Transaction costs
Transaction costs of US$51.4 million (A$79.8 million) relating to the second Transaction were recognised in profit or loss for the year ended 31 December 2025.
Assets acquired and liabilities assumed
The fair values of assets acquired and liabilities assumed at 26 September 2025 are as follows:

Figures in millions unless otherwise stated	United States Dollar	Australian Dollar

ASSETS
Non-current assets	3,987.8	6,091.5
Investments	742.1	1,133.6
Property, plant and equipment	643.5	983.0
Right-of-use assets	135.8	207.4
Inventories	25.1	38.4
Mining rights[1]	2,441.3	3,729.1
Current assets	557.7	851.9
Cash and cash equivalents	386.5	590.4
Trade and other receivables	27.2	41.5
Inventories	144.0	220.0

Total assets	4,545.5	6,943.4
Non-current liabilities	534.1	815.9
Lease liabilities	113.0	172.6
Environmental rehabilitation costs	47.5	72.6
Deferred taxation	371.8	568.0
Long-term incentive plan	1.8	2.7
Current liabilities	308.6	471.4
Borrowings	197.1	301.1
Trade and other payables	73.8	112.7
Current portion of environmental rehabilitation costs	0.8	1.2
Current portion of lease liabilities	22.8	34.8
Royalties and taxation payable	14.1	21.6

Total liabilities	842.7	1,287.3
Net assets	3,702.8	5,656.1
1The following key assumptions were used in the valuation of mining rights and the previously held 50% interest:
•Gold price: Long-term gold price of US$2,646 (A$3,675) per ounce;
•Discount rate: Real weighted average cost of capital ("WACC") of 6.8%;
•Exchange rate: Long-term A$/US$ exchange rate of 0.72; and
•Resource multiple: U$106.7 per resource ounce.
Revenue and profit after taxation of the acquiree (Gold Road) from 26 September 2025 to 31 December 2025 amounted to
US$151.3 million and US$49.0 million, respectively.
Revenue and profit after taxation of the combined entity for the year ended 31 December 2025 amounted to US$9,111.0 million and US$3,747.6 million, respectively. The combined entity includes the Gold Fields Group, Gold Road and Gold Road acquisition
PPA adjustments and the figures were presented as if the acquisition was completed at the beginning of the year.

AFR-95	Gold Fields
19.Equity accounted investees

		United States Dollar
	Figures in millions unless otherwise stated	2025	2024	2023

	Investment in joint ventures	—	—
(a)	Far Southeast Gold Resources Incorporated (“FSE”)	—	—
(b)	Windfall Project	—	—
	Investment in associates	2.8	12.6
(c)	Other associates	2.8	12.6

	Total equity accounted investees	2.8	12.6
	Share of results of equity accounted investees, net of taxation recognised in the consolidated income statement are made up as follows:
(a)	Far Southeast Gold Resources Incorporated (“FSE”)	—	(1.5)	(1.3)
	Asanko Gold – earnings[1]	—	—	28.0
	Asanko Gold – impairment[1]	—	—	(46.9)
(b)	Windfall Project	—	(47.5)	(28.4)
(c)	Other associates	(2.3)	(4.6)	(2.9)
	Share of results of equity investees, net of taxation	(2.3)	(53.6)	(51.5)
	Asanko Gold – recognised as a discontinued operation[1]	—	—	18.9
	Total share of results of equity investees, net of taxation	(2.3)	(53.6)	(32.6)
1Gold Fields and Asanko had joint control over the Asanko joint venture entities. The Asanko operation was structured as a separate vehicle and the Group had a residual interest in the net assets of Asanko. Accordingly, the Group had classified its interest in Asanko as a joint venture. On 21 December 2023, Gold Fields announced the divestment of its 45% shareholding in Asanko Gold and the investment was presented as held for sale at 31 December 2023. The share of results of equity investee of Asanko Gold for the year ended 31 December 2023 was presented as a discontinued operation. Refer note 15 for further details.
Asanko had a 31 December year-end and was equity accounted since 31 July 2018 up to the date it was classified as held for sale.
(a)FSE
Gold Fields interest in FSE, an unlisted entity incorporated in the Philippines, was nil% (2024: nil% and 2023: 40%) at
31 December 2025. Lepanto Consolidated Mining Company owned the remaining 60% shareholding in FSE during 2024 and 2023.
During 2024, Gold Fields disposed of FSE for US$1.0 million.
FSE had a 31 December year-end and had been equity accounted since 1 April 2012. FSE’s equity accounting was based on results to the date of disposal.
Investment in joint venture consists of:

	United States Dollar
Figures in millions unless otherwise stated	2025	2024

Unlisted shares at cost	—	230.0
Equity contribution	—	100.6
Impairment – prior years	—	(230.0)
Share of accumulated losses brought forward	—	(99.1)
Share of loss after taxation[1]	—	(1.5)
Total investment in joint venture[2]	—	—
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
for the year ended 31 December 2025
19.Equity accounted investees continued
(b)Windfall Project
On 2 May 2023, Gold Fields, through a 100% held Canadian subsidiary, acquired a 50% interest in the Windfall Project in
Québec, Canada, which is in the feasibility stage, from Osisko Mining Incorporated (the “Partnership”).
On 12 August 2024, Gold Fields entered into an agreement with Osisko to acquire 100% of its issued share capital.
This represents a direct acquisition of Osisko as well as an indirect acquisition of the remaining 50% interest in the Windfall
Project (the “second Transaction”). The acquisition date was 25 October 2024, the date on which all conditions precedent were met and the consideration was paid in full by Gold Fields. Refer note 18.2.
Gold Fields and Osisko previously had joint control over the Windfall Project, the initial transaction was structured as a separate vehicle and the Group had a residual interest in the net assets of the Windfall Project. Accordingly, the Group classified its interest in the Windfall Project as a joint venture.
On 25 October 2024, the initial 50% interest in the Windfall Project was derecognised as a joint venture and recognised as an asset acquisition together with the additional 50% interest held by Osisko, in terms of the second Transaction. Refer note 18.2.
The Partnership had a 31 December year-end and was equity accounted since 2 May 2023. The Partnership’s equity accounting was based on results to 25 October 2024.
The following table summarises the financial information and the carrying amount of the Group’s interest in the Partnership:

	United States Dollar		Canadian Dollar
Figures in millions unless otherwise stated	2025	2024	2025	2024

Opening balance 1 January	—	538.6	—	713.6
Cash considerations
C$93.0 million cash calls	—	65.3	—	89.0
Contingent and exploration considerations
C$300.0 million contingent consideration
– Net change in fair value	—	8.0	—	10.9
C$75.0 million exploration consideration
– Unwinding of discount rate	—	4.8	—	6.6
Share of loss[1]	—	(47.5)	—	(64.9)
Derecognition of Windfall Project joint venture[2]	—	(519.3)	—	(723.5)
Derecognition of 50% exploration consideration[2]	—	(22.8)	—	(31.7)
Translation adjustment	—	(27.1)	—	—
Carrying value at 31 December	—	—	—	—
1The Windfall Project share of loss for 2024 related mainly to exploration expenses.
2Derecognised at 25 October 2024, the acquisition date of the transaction.
(c)Other

	United States Dollar
Figures in millions unless otherwise stated	2025	2024

Investment in associates - other	2.8	12.6
Lunnon Metals Limited (“Lunnon”)[1]	2.8	4.8
Vior Mining Exploration Company Inc. ("Vior")[2]	—	7.8

1During 2025, Gold Fields recognised a share of loss for the year of US$2.3 million (2024: US$4.7 million). Gold Fields’ interest in Lunnon was 30.5% (2024: 30.5%)
at 31 December 2025.
2Vior was acquired as part of the Osisko acquisition during 2024. On 27 February 2025, Gold Fields  shareholding was diluted to below 20%. An assessment was performed and the Group concluded it no longer had significant influence and Vior was reclassified to listed investments.
Gold Fields recognised a share of profit of US$nil (2024: US$0.1 million) up to the date of classification to listed investments. Gold Fields’ interest in Vior was
19.96% (2024: 20.7%) at 31 December 2025.

AFR-97	Gold Fields
20.Interest in joint operation
On 13 December 2016, Gold Fields purchased 50% of the Gruyere Gold Project and entered into a 50:50 unincorporated joint operation with Gold Road Resources Limited (“Gold Road”) for the development and operation of the Gruyere Gold Project in
Western Australia, which comprises the Gruyere gold deposit as well as additional resources including Central Bore and
Attila/Alaric.
On 5 May 2025, Gold Fields entered into an agreement to acquire 100% of the issued and outstanding share capital of Gold
Road. This represents a direct acquisition of Gold Road, as well as an indirect acquisition of the remaining 50% interest in the
Gruyere Gold Project (the "second Transaction"). The acquisition date was 26 September 2025, the date on which all conditions precedent were met and control of Gold Road was obtained.
Gold Fields and Gold Road previously had joint control over the Gruyere Gold Project. Accordingly, the Group classified its interest in the project as a joint operation.
When a joint operation is acquired through stages that results in control of an entity that is a business, the transaction is treated as a business combination achieved in stages. On 26 September 2025, the previously held 50% interest in the Gruyere Gold Project was remeasured to its fair value and the resulting gain was recognised in profit or loss. The fair value of the previously held 50%
interest was included as part of the total cost of the operation and recognised as a business combination together with the additional 50% interest held by Gold Road, in terms of the second Transaction. Refer note 18.3 for further details.
Below is a summary of Gold Fields’ share of the joint operation and included inter-company transactions and balances up to the date of recognition as a business combination:

	26 September 2025		31 December 2024
Figures in millions unless otherwise stated	US$	A$	US$	A$

Statement of financial position
Non-current assets	527.7	806.2	473.5	764.0
Property, plant and equipment	527.7	806.2	473.5	764.0
Current assets	75.0	114.5	68.2	110.1
Cash and cash equivalents	26.3	40.2	20.6	33.3
Inventories	40.8	62.3	38.5	62.1
Other receivables	7.9	12.0	9.1	14.7

Total assets	602.7	920.7	541.7	874.1
Total equity
Retained earnings	381.2	582.3	244.8	395.1
Non-current liabilities	161.7	247.0	150.6	243.0
Deferred taxation	73.5	112.3	63.0	101.6
Lease liabilities	64.2	98.0	65.0	104.9
Environmental rehabilitation costs	22.7	34.7	20.9	33.7
Long-term incentive plan	1.3	2.0	1.7	2.8
Current liabilities	59.8	91.4	146.2	236.0
Related entity loans payable	8.5	13.0	105.7	170.5
Trade and other payables	42.5	64.9	32.3	52.1
Current portion of lease liabilities	8.8	13.5	8.3	13.4

Total equity and liabilities	602.7	920.7	541.7	874.1

AFR-98	Gold Fields
Notes to the consolidated financial statements continued
for the year ended 31 December 2025
21.Investments

	United States Dollar
Figures in millions unless otherwise stated	2025	2024

Listed
At fair value through OCI[1]	142.4	114.5
Other[2]	47.2	46.5
Investments	189.6	161.0
O3 Mining - recognised as an asset held for sale[3]	—	(21.1)
Total investments	189.6	139.9
1The listed investments comprise mainly investments in Founders Metals Inc. of US$39.1 million (2024: US$nil), Galiano Gold Inc. of US$nil (2024: US$62.8 million), Tesoro
Gold Limited shares of US$20.1 million (2024: US$4.1 million), Mineral Resources Limited of US$23.8 million (2024: US$13.9 million), O3 Mining of US$nil (2024: US$21.1 million), Yandal Resources Limited of US$9.1 million (2024: US$nil), Onyx Gold Corporation of US$9.3 million (2024: US$0.4 million) and Vior of US$7.3 million (2024:
US$nil). Refer note 46 for further details of listed investments.
2Other comprises listed bonds of US$40.0 million (2024: US$37.2 million) and other non-listed investments and warrants of US$7.2 million (2024: US$9.3 million).
3Refer note 16 for further details regarding the recognition of O3 Mining as an asset held for sale.
22.Environmental trust funds

	United States Dollar
Figures in millions unless otherwise stated	2025	2024

Balance at beginning of the year	125.2	109.6
Contributions	10.1	13.2
Interest earned	4.9	4.4
Translation adjustment	0.7	(2.0)
Balance at end of the year[1]	140.9	125.2
1The trust funds consist of term deposits amounting to US$28.3 million (2024: US$22.2 million) in South Africa, as well as secured cash deposits amounting to
US$112.6 million (2024: US$103.0 million) in Ghana.
These funds are intended to fund environmental rehabilitation obligations of the Group’s mines and are not available for general purposes of the Group. All income earned in these funds is re-invested or spent to meet these obligations. The obligations which these funds are intended to fund are included in environmental rehabilitation costs under non-current provisions (refer to note 29.1). Refer to note 38 for details on environmental obligation guarantees.

AFR-99	Gold Fields
23.Inventories

	United States Dollar
Figures in millions unless otherwise stated	2025	2024

Gold-in-process and stockpiles	845.2	791.0
Consumable stores	310.8	258.1
Total inventories	1,156.0	1,049.1
Heap leach and stockpiles inventories included in non-current assets[1]	(373.4)	(349.8)
Total current inventories[2,3]	782.6	699.3
1Relates to heap leach and stockpiles inventories which will not be processed within the next 12 months.
2The cost of consumable stores consumed during the year and included in cost of sales amounted to US$445.9 million (2024: US$392.2 million).
3 During 2025, a net realisable value adjustment to stockpiles of US$nil (2024: US$3.0 million at Cerro Corona) was processed.
24.Trade and other receivables

	United States Dollar
Figures in millions unless otherwise stated	2025	2024

Trade receivables – gold sales	101.9	123.3
Trade receivables – copper concentrate	31.0	16.5
Trade receivables – other	11.2	12.9
Payroll receivables	10.8	5.8
Prepayments	81.6	50.8
Value Added Tax and import duties	123.2	106.9
Diesel rebate	3.3	1.8
Other	17.7	19.8
Trade and other receivables	380.7	337.8
25.Cash and cash equivalents

	United States Dollar
Figures in millions unless otherwise stated	2025	2024

Cash at bank and on hand	1,779.2	860.2
Total cash and cash equivalents[1]	1,779.2	860.2
1Cash and cash equivalents include secured cash deposits of US$119.0 million (2024: US$80.1 million) in Australia and US$20.0 million (2024: US$20.0 million) in Peru, set aside for future rehabilitation costs. The contributions in Australia and Peru are pro-active and not legally required by local legislation.

AFR-100	Gold Fields
Notes to the consolidated financial statements continued
for the year ended 31 December 2025
26.Stated capital

	United States Dollar
Figures in millions unless otherwise stated	2025	2024

Balance at beginning of the year	3,871.5	3,871.5
Acquisition of treasury shares[1]	(36.3)	—
Issue of treasury shares to employees[1]	9.6	—
Balance at end of the year	3,844.8	3,871.5

	Number of shares in issue	Number of shares in issue

In issue at 1 January	895,024,247	893,540,813
Exercise of employee share options	—	1,483,434
Acquisition of treasury shares[1]	(1,089,671)	—
Issue of treasury shares to employees[1]	483,964	—
In issue, net of treasury shares at 31 December[2]	894,418,540	895,024,247
Authorised[2]	2,000,000,000	2,000,000,000
1Treasury shares amounting to 1,089,671 were purchased by the Group at an average price paid of US$33.52 and a portion was issued to participants upon vesting of employee share options in 2025.
2Share capital comprises no par value shares.
Authorised and issued
Holders of shares are entitled to dividends as declared from time to time and are entitled to one vote per share at general meetings of the Company.
In terms of the general authority granted by shareholders at the AGM on 28 May 2025, the authorised but unissued ordinary stated capital of the Company representing not more than 5% of the issued stated capital of the Company from time to time at that date, after setting aside so many ordinary shares as may be required to be allotted and issued pursuant to the share incentive schemes. This authority expires at the next Annual General Meeting where shareholders will be asked to place under the control of the Directors the authorised but unissued ordinary stated capital of the Company representing not more than 5% of the issued stated capital of the Company from time to time.
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
Repurchase of shares
During 2025, the Company exercised the general authority granted at the AGM held on 28 May 2025 to buy back shares from its issued ordinary stated capital. Treasury shares totalling 1,089,671 were bought during 2025 and 483,964 were issued to participants upon vesting of the employee share options.
In addition, the Company will implement a share buy-back programme during the 2026 financial year, subject to prevailing market conditions and applicable regulatory requirements. Refer note 40 for further details.
Currently, the number of ordinary shares that may be bought back in any one financial year may not exceed 5% of the issued ordinary share capital as of 28 May 2025. At the next AGM, shareholders will be asked to renew the general authority for the acquisition by the Company, or a subsidiary of the Company, of its own shares.
Beneficial shareholding
The following beneficial shareholders hold 5% or more of the Company’s listed ordinary shares at 31 December 2025:

	Number of shares	% of issued ordinary shares

Public Investment Corporation (Government Employees Pension Fund)[1]	180,381,384	20.15%
1The only transactions between Gold Fields and Public Investment Corporation related to dividends paid.

AFR-101	Gold Fields
27.Deferred taxation
The detailed components of the net deferred taxation liability which results from the differences between the carrying amounts of assets and liabilities recognised for financial reporting and taxation purposes in different accounting periods are:

	United States Dollar
Figures in millions unless otherwise stated	2025	2024

Liabilities
– Mining assets	1,568.1	814.6
– Right-of-use assets	108.3	110.5
– Investment in environmental trust funds	7.2	5.6
– Inventories	45.0	22.8
– Other	93.8	61.9
Liabilities	1,822.4	1,015.4
Assets
– Provisions	(145.1)	(103.5)
– Tax losses[1]	(20.6)	(117.6)
– Unredeemed capital expenditure[1]	(172.0)	(321.4)
– Lease liabilities	(121.2)	(124.0)
Assets	(458.9)	(666.5)
Net deferred taxation liabilities	1,363.5	348.9
Included in the statement of financial position as follows:
Deferred taxation assets	(38.2)	(154.9)
Deferred taxation liabilities	1,401.7	503.8
Net deferred taxation liabilities	1,363.5	348.9
Balance at beginning of the year	348.9	217.1
Derecognition of Gruyere previously held interest - 50%[2]	(73.5)	—
Gold Road acquisition through business combination - 100%[2]	371.8	—
Recognised in profit or loss	669.0	146.9
Recognised in OCI	(4.5)	6.9
Translation adjustment	51.8	(22.0)
Balance at end of the year	1,363.5	348.9
1Tax losses and unredeemed capital expenditure have been recognised, as disclosed in note 11, to the extent that the tax paying entities will have taxable profits in the foreseeable future (per the life-of-mine models of the respective operations) in order to utilise the unused tax losses and unredeemed capital expenditure before they expire. This was particularly assessed with reference to the South Deep and Damang life-of-mine models.
2Refer to notes 18.3 and 20 for details of the Gold Road acquisition.

AFR-102	Gold Fields
Notes to the consolidated financial statements continued
for the year ended 31 December 2025
28.Borrowings
The terms and conditions of outstanding loans are as follows:

		United States Dollar
Facility Figures in millions unless otherwise stated	Notes	2025	2024	Borrower	Nominal Interest rate	Commitment fee	Maturity date

US$500 million 5-year notes issue (the 5-year notes)[1]	(a)	—	—	Orogen	5.125%	—	15 May 2024
US$500 million 10-year notes issue (the 10-year notes)[1]	(b)	498.3	497.9	Orogen	6.125%	—	15 May 2029
US$750 million 7-year notes issue (the 7-year notes)[2]	(c)	743.2	—	Windfall	5.854%	—	13 May 2032
US$150 million revolving senior secured credit facility[3]	(d)	—	—	La Cima	SOFR plus 1.40%	0.50%	15 April 2024
US$85 million revolving senior secured credit facility[3]	(e)	—	33.5	La Cima	SOFR plus 2.15%	0.50%	28 April 2026
US$100 million revolving credit facility[4]		—	—	Ghana	SOFR plus 2.75%	0.90%	13 April 2026
A$500 million syndicated revolving credit facility[5]	(f)	—	210.6	Gruyere	BBSY plus 1.775%	0.70%	26 September 2028
US$1,200 million multi-currency revolving credit facility[6]	(g)	483.9	1,034.5	Orogen/Windfall	SOFR/CORRA plus 1.69%	0.54%	Refer footnote 6
US$750 million multi-currency bridge facilities[7]	(h)	—	719.1	Orogen/Windfall	SOFR/CORRA plus 0.75% to 1.60%	0.15%	17 October 2025
US$2,300 million multi-currency bridge facility[8]	(i)	178.7	—	Gruyere	BBSY plus 1.15%	0.10% – 0.20%	14 July 2026
A$1,250 million multi-currency term loan facility[9]	(j)	834.1	—	Gruyere	BBSY plus 1.55%	—	1 December 2030
R500 million Nedbank revolving credit facility[10,14]		—	—	GFIJVH/GFO	JIBAR plus 2.00%	0.60%	8 May 2028
R1,000 million Rand Merchant Bank revolving credit facility[11,14]		—	—	GFIJVH/GFO	JIBAR plus 1.90%	0.53%	19 April 2028
R500 million Absa Bank revolving credit facility[12,14]		—	—	GFIJVH/GFO	JIBAR plus 1.90%	0.57%	5 May 2028
R500 million Standard Bank revolving credit facility[13,14]		—	—	GFIJVH/GFO	JIBAR plus 1.95%	0.59%	8 May 2028
Total borrowings		2,738.2	2,495.6
Current borrowings		(178.7)	(719.1)
Non-current borrowings		2,559.5	1,776.5
1On 9 May 2019, Gold Fields successfully concluded the raising of two new bonds, raising a total of US$1 billion at an average coupon of 5.625%. On 15 May 2024, the
US$500 million 5-year notes matured and were repaid.
The balance of the 10-year notes is net of unamortised transaction costs amounting to US$1.7 million (2024: US$2.1 million).
The 10-year notes are unconditionally and irrevocably guaranteed by Gold Fields Limited (“Gold Fields”), Gold Fields Ghana Holdings (BVI) Limited (“GF Ghana”) and Gold Fields
Holdings Company (BVI) Limited (“GF Holdings”) (collectively “the Guarantors”), on a joint and several basis.
2On 13 May 2025, Gold Fields successfully concluded the raising of US$750 million 7-year notes at a coupon of 5.854%.
The balance of the 7-year notes is net of unamortised transaction costs amounting to US$6.8 million,
The 7-year notes are unconditionally and irrevocably guaranteed by Gold Fields and GF Holdings (collectively “the Guarantors”), on a joint and several basis.
The net proceeds from the 7-year notes were used to repay in full the outstanding loans under the US$750 million multi-currency bridge facilities.
3On 10 May 2024, the US$150 million revolving senior secured credit facility was refinanced with the US$85 million revolving senior secured credit facility and cancelled.
The US$85 million revolving senior credit facility was cancelled on 9 July 2025.
4On 27 September 2021, Gold Fields Ghana Limited ("GF Ghana Limited") and Abosso Goldfields Limited ("Abosso") entered into a US$100 million revolving credit facility.
Borrowings under the facility are guaranteed by GF Ghana Limited and Abosso. This facility is non-recourse to the rest of the Group.
During April 2025, the maturity date of the facility was extended to 13 April 2026.
5On 26 September 2023, Gruyere Holdings Proprietary Limited entered into a A$500 million syndicated revolving credit facility.
The A$500 million syndicated revolving credit facility has a A$100 million accordion option (at the discretion of the lenders) and is a sustainability linked facility. The facility is linked to the achievement of three of Gold Fields’ key ESG priorities namely gender diversity, decarbonisation and water stewardship. The achievement of the ESG metrics could impact the interest rate by up to a 0.05% decrease in rate to a 0.05% increase in rate.
Borrowings under the facility are guaranteed by Gold Fields, GF Holdings, Orogen and Gruyere.
6On 25 May 2023, Gold Fields Orogen Holding (BVI) Limited ("Orogen") entered into a US$1,200 million revolving credit facility.
The US$1,200 million revolving credit facility is a sustainability linked facility which is linked to the achievement of three of Gold Fields’ key ESG priorities namely gender diversity, decarbonisation and water stewardship. The achievement of the ESG metrics could impact the interest rate by up to a 0.05% decrease in rate to a 0.05% increase in rate.
The key terms of the new facility are:
•A principal loan amounting to US$1,200 million, with a US$400.0 million accordion option, subject to lender consent;
•Maturity of five years, with an option to extend the tenor through two one-year extensions;
•A competitive margin, subject to rating margin achievements and sustainability margin adjustments. The rating margin achievements and sustainability margin adjustments could impact the interest rates.
During October 2023, the facility was amended to include Gold Fields Windfall Holding Inc ("Windfall") as a borrower.
During 2025, the facility was extended by one year, the maturity dates are as follows:
•US$83.3 million matures on 25 May 2028;
•US$50.0 million matures on 25 May 2029; and
•US$1,066.7 million matures on 25 May 2030.
Borrowings under this facility are guaranteed by Gold Fields, GF Holdings, Orogen and Windfall.
7On 18 October 2024, Orogen and Windfall entered into a US$500 million multi-currency bridge facility and a US$250 million multi-currency parallel bridge facility (collectively called the "US$750 million multi-currency bridge facilities"). The facility was used to finance the Osisko asset acquisition.
The facilities had a maturity date of 17 October 2025 and was fully repaid and cancelled in May 2025.
Borrowings under the facilities were guaranteed by Gold Fields, GF Holdings, Orogen and Windfall.
8On 15 July 2025, Gruyere entered into a US$2,300 million multi-currency syndicated bridge facility. The facility was used to finance the acquisition of Gold Road.
On 12 January 2026, the facility was repaid in full and cancelled, utilising available cash resources together with proceeds from the A$1,250 million multi-currency term loan facility.
9On 2 December 2025, Gruyere entered into an A$1,250 million multi-currency syndicated term loan facility. The proceeds were used to partially repay the US$2,300 million multi-
currency bridge facility.
Borrowings under the facility are guaranteed by Gold Fields, GF Holdings, Windfall and Gruyere.
10On 8 May 2023, GFIJVH and GFO entered into a R500 million Nedbank revolving credit facility. Borrowings under the facility are guaranteed by Gold Fields, GF Holdings,
Orogen, GFO and GFIJVH.
11On 19 April 2023, GFIJVH and GFO entered into a R1,000 million Rand Merchant Bank revolving credit facility. Borrowings under the new facility are guaranteed by Gold Fields,
GF Holdings, Orogen, GFO and GFIJVH.
12On 5 May 2023, GFIJVH and GFO entered into a R500 million Absa Bank revolving credit facility. Borrowings under the new facility are guaranteed by Gold Fields, GF Holdings,
Orogen, GFO and GFIJVH.
13On 8 May 2023, GFIJVH and GFO entered into a R500 million Standard Bank revolving credit facility. Borrowings under the facility are guaranteed by Gold Fields, GF Holdings,
Orogen, GFO and GFIJVH.
14On 20 August 2025, the R2,500 million ZAR revolving credit facilities were amended to incorporate ZARONIA rate-switch provisions in preparation for the planned cessation of
JIBAR as a benchmark on 31 December 2026
15The Group has access to uncommitted loan facilities from some of the major banks. These facilities have no fixed terms, are short-term in nature and interest rates are market related. Borrowings under these facilities are guaranteed by Gold Fields.

AFR-103	Gold Fields
28.Borrowings continued

		United States Dollar
	Figures in millions unless otherwise stated	2025	2024

(a)	US$500 million 5-year notes issue
	Balance at beginning of the year	—	499.6
	Unwinding of transaction costs	—	0.4
	Repayments	—	(500.0)
	Balance at end of the year	—	—
(b)	US$500 million 10-year notes issue
	Balance at beginning of the year	497.9	497.5
	Unwinding of transaction costs	0.4	0.4
	Balance at end of the year	498.3	497.9
(c)	US$750 million 7-year notes issue
	Loans advanced	742.4	—
	Unwinding of transaction costs	0.8	—
	Balance at end of the year	743.2	—
(d)	US$150 million revolving senior secured credit facility
	Balance at beginning of the year	—	83.5
	Repayments	—	(83.5)
	Balance at end of the year	—	—
(e)	US$85 million revolving senior secured credit facility
	Balance at beginning of the year	33.5	—
	Loans advanced	—	83.5
	Repayments	(33.5)	(50.0)
	Balance at end of the year	—	33.5
(f)	A$500 million syndicated revolving credit facility
	Balance at beginning of the year	210.6	—
	Loans advanced	—	263.1
	Repayments	(214.4)	(39.1)
	Translation adjustment	3.8	(13.4)
	Balance at end of the year	—	210.6
(g)	US$1,200 million revolving credit facility
	Balance at beginning of the year	1,034.5	155.9
	Loans advanced[1]	233.6	1,202.2
	Repayments[2]	(801.6)	(313.7)
	Translation adjustment	17.4	(9.9)
	Balance at end of the year	483.9	1,034.5
(h)	US$750 million multi-currency bridge facilities
	Balance at beginning of the year	719.1	—
	Loans advanced[3]	—	742.3
	Repayments[4]	(752.6)	—
	Translation adjustment	33.5	(23.2)
	Balance at end of the year	—	719.1
1The US$233.6 million (2024: US$1,202.2 million) includes Canadian dollar drawdowns by Windfall amounting to US$205.0 million (C$287.1 million) (2024:
US$389.3 million (C$541.5 million)) in 2025.
2The US$801.6 million (2024: US$313.7 million) includes Canadian dollar repayments by Windfall amounting to US$78.1 million (C$107.6 million) (2024:
US$118.1 million (C$162.5 million)) in 2025.
3The US$742.3 million (C$1,034.3 million) relates to Canadian dollar drawdowns by Windfall in 2024.
4The US$752.6 million (C$1,034.3 million) relates to Canadian dollar repayments by Windfall in 2025.

AFR-104	Gold Fields
Notes to the consolidated financial statements continued
for the year ended 31 December 2025
28.Borrowings continued

		United States Dollar
	Figures in millions unless otherwise stated	2025	2024

(i)	US$2,300 million multi-currency bridge facility
	Loans advanced[1]	2,275.7	—
	Repayments[2]	(2,120.4)	—
	Translation adjustment	23.4	—
	Balance at end of the year	178.7	—
(j)	A$1,250 million multi-currency term loan facility
	Loans advanced[3]	834.1	—
	Balance at end of the year	834.1	—
	Total borrowings[4]	2,738.2	2,495.6
	The exposure of the Group’s borrowings to interest rate changes and the contractual repricing dates at the reporting dates are as follows:
	Variable rate with exposure to repricing (six months or less)	1,496.7	1,997.7
	Fixed rate with no exposure to repricing	1,241.5	497.9
		2,738.2	2,495.6
	The carrying amounts of the Group’s borrowings are denominated in the following currencies:
	US Dollar	1,295.3	1,280.4
	Canadian Dollar	430.1	1,004.6
	Australian Dollar	1,012.8	210.6
		2,738.2	2,495.6
	The Group has the following undrawn borrowing facilities:
	Committed	1,300.7	549.0
	Uncommitted	40.0	72.3
		1,340.7	621.3
	All of the above undrawn committed facilities have floating rates. The uncommitted facilities have no expiry dates and are open ended. Undrawn committed facilities have the following expiry dates:
	– within one year	100.0	100.0
	– later than one year and not later than two years	—	51.5
	– later than two years and not later than three years	534.3	—
	– later than three years and not later than five years	666.4	397.5
		1,300.7	549.0
1The US$2,275.7 million (A$3,477.8 million) relates to Australian dollar drawdowns by Gruyere in 2025.
2The US$2,120.4 million (A$3,210.0 million) relates to Australian dollar repayments by Gruyere in 2025.
3The US$834.1 million (A$1,250.0 million) relates to Australian dollar drawdowns by Gruyere in 2025.
4Loans repaid of US$4,119.6 million in 2025 per the cash flow statement includes a repayment of US$197.1 million (A$301.1 million) relating to the loan acquired as part of the Gold Road acquisition. Refer note 18.3 for further details.

AFR-105	Gold Fields
29.Provisions

		United States Dollar
	Figures in millions unless otherwise stated	2025	2024

29.1	Environmental rehabilitation costs	594.5	475.5
29.2	Silicosis settlement costs	5.7	4.9
	Other	0.3	0.8
	Total provisions	600.5	481.2
	Current portion of provisions	(108.3)	(79.2)
	Non-current portion of provisions	492.2	402.0
29.1	Environmental rehabilitation costs
	Balance at beginning of the year	475.5	452.9
	Changes in estimates – capitalised[1]	29.4	20.6
	Changes in estimates – recognised in profit or loss[1]	43.6	(1.2)
	Osisko asset acquisition[2]	—	6.7
	Derecognition of Gruyere previously held interest - 50%[3]	(22.7)	—
	Gold Road acquisition through business combination - 100%[3]	48.3	—
	Interest expense	29.1	24.8
	Payments	(21.9)	(9.4)
	Translation adjustment	13.2	(18.9)
	Balance at end of the year[4]	594.5	475.5
	Current portion of environmental rehabilitation costs	(105.3)	(78.4)
	Non-current portion of environmental rehabilitation costs	489.2	397.1
	The provision is calculated using the following gross closure cost estimates:
	South Africa	54.5	43.4
	Ghana	149.1	119.3
	Australia	337.7	228.8
	Peru	220.2	193.7
	Chile	62.7	48.4
	Canada	22.7	7.8
	Total gross closure cost estimates	846.9	641.4

The provision is calculated using the following assumptions:	Inflation rate Year 1	Inflation rate Year 2	Inflation rate Year 3	Inflation rate Year 4 onwards	Discount rate

2025
South Africa	3.6%	3.2%	3.1%	3.1%	9.0%
Ghana	2.6%	2.3%	2.3%	2.3%	8.2% - 9.4%
Australia	3.0%	2.5%	2.5%	2.5%	4.8% – 5.1%
Peru	2.6%	2.3%	2.3%	2.3%	4.7%
Chile	2.6%	2.3%	2.3%	2.3%	4.8%
Canada	2.1%	2.0%	2.0%	2.0%	3.4%
2024
South Africa	4.3%	4.6%	4.6%	4.6%	11.1%
Ghana	2.2%	2.3%	2.3%	2.3%	10.9% – 11.3%
Australia	3.0%	2.8%	2.6%	2.5%	4.3% – 4.6%
Peru	2.2%	2.3%	2.3%	2.3%	5.6%
Chile	2.2%	2.3%	2.3%	2.3%	5.2%
Canada	2.0%	2.0%	2.0%	2.0%	3.1%
1Changes in estimates are defined as changes in reserves and corresponding changes in life of mine as well as changes in laws and regulations governing environmental matters, closure cost estimates and discount rates.
2Refer to note 18.2 for details of the Osisko asset acquisition.
3Refer to notes 18.3 and 19 for details of the Gold Road acquisition.
4South African, Ghanaian, Australian, Peruvian, Chilean and Canadian mining companies are required by law to undertake rehabilitation as part of their ongoing operations. These environmental rehabilitation costs are funded as follows:
•Ghana – reclamation bonds underwritten by banks and restricted cash (refer to note 22);
•South Africa – contributions into environmental trust funds (refer to note 22) and guarantees (refer to note 38);
•Australia – cash (refer note 25);
•Peru – bank guarantees (refer note 38) and cash (refer to note 25);
•Canada – bank guarantees (refer note 38); and
•Chile – bank guarantees (refer note 38).

AFR-106	Gold Fields
Notes to the consolidated financial statements continued
for the year ended 31 December 2025
29.Provisions continued

		United States Dollar
	Figures in millions unless otherwise stated	2025	2024

29.2	Silicosis settlement costs[1]
	Balance at the beginning of the year	4.9	5.1
	Changes in estimates	0.7	(0.3)
	Unwinding of provision recognised as finance expense	0.6	0.6
	Payment	(1.2)	(0.4)
	Translation	0.7	(0.1)
	Balance at end of the year	5.7	4.9
	Current portion of silicosis settlement costs	(3.0)	(0.8)
	Non-current portion of silicosis settlement costs	2.7	4.1
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
The Tshiamiso Trust has been established to carry out the terms of the settlement agreement reached between six gold mining companies (including Gold Fields) and claimant attorneys in the Silicosis and Tuberculosis class action. The Tshiamiso Trust is responsible for ensuring that all eligible current and former mineworkers across southern Africa with Silicosis or work-related Tuberculosis (or their dependents where the mineworker has passed away) are compensated pursuant to the Silicosis and
Tuberculosis Class Action Settlement Agreement.  Gold Fields provided an amount of US$5.7 million (R94.6 million) (2024: US$4.9 million (R92.0 million)) for this obligation in the statement of financial position at 31 December 2025. The nominal amount of this provision is US$6.5 million (R107.4 million). Gold Fields believes that this remains a reasonable estimate of its share of the settlement of the class action claims and related costs.
The assumptions that were made in the determination of the provision include silicosis prevalence rates, estimated settlement per claimant, benefit take-up rates and disease progression rates. A discount rate of 7.34% (2024: 9.02%) was used, based on government bonds with similar terms to the anticipated settlements. Refer to note
39 for further details.
30.Long-term incentive plan

	United States Dollar
Figures in millions unless otherwise stated	2025	2024

Opening balance	51.0	78.9
Charge to income statement	43.2	14.5
Derecognition of Gruyere previously held interest - 50%[1]	(1.3)	—
Gold Road acquisition through business combination - 100%[1]	1.8	—
Payments	(33.2)	(38.2)
Translation adjustment	3.0	(4.2)
Balance at end of the year[2,3]	64.5	51.0
Current portion of long-term incentive plan	(44.1)	(31.0)
Non-current portion of long-term incentive plan	20.4	20.0
1Refer to notes 18.3 and 19 for details of the Gold Road acquisition.
2Senior and middle management were granted awards under the LTIP during 2023 and 2024. At the Annual General Meeting on 28 May 2025, shareholders approved the adoption of the Gold Fields Limited 2025 share incentive plan to replace the LTIP.  The performance conditions of the LTIP were approved annually by the
Remuneration Committee. Performance conditions were based on the same conditions as the share-based payments plan. The expected timing of the cash outflows in respect of each grant is at the end of three years after the original award was made.
3The value of instruments granted during the years ended 31 December 2024 and 2023 were valued using the Monte Carlo simulation model:

	2024	2023

The inputs to the model for instruments granted during the year were as follows:
– weighted average historical volatility (based on a statistical analysis of the share price on a weighted moving average basis for the expected term of the option)	52.6%	51.0%
– expected term (years)	3 years	3 years
– dividend yield*	n/a	n/a
– average three-year risk free interest rate (based on US interest rates)	3.9%	2.6%
– weighted average fair value (United States dollars)	14.1	9.8

*There is no dividend yield applied to the Monte Carlo simulation model as the performance conditions follow a total shareholder return method.

AFR-107	Gold Fields
31.Trade and other payables

	United States Dollar
Figures in millions unless otherwise stated	2025	2024

Trade payables	225.0	151.7
Accruals and other payables	512.3	387.5
Payroll payables	87.3	44.8
Leave pay accrual	73.2	60.7
Interest payable on loans	10.3	6.4
Trade and other payables	908.1	651.1
32.Cash generated by operations

	United States Dollar
Figures in millions unless otherwise stated	2025	2024	2023

Profit from continuing operations	3,645.4	1,290.5	745.2
Adjusted for non-cash items:
– Mining and income taxation	1,649.2	697.1	465.1
– Royalties	231.9	147.7	116.4
– Amortisation and depreciation	920.4	627.4	795.3
– Interest expense – environmental rehabilitation	29.1	24.8	21.8
– Non-cash rehabilitation (income)/expense	43.6	(1.2)	4.0
– Interest received – environmental trust funds	(4.9)	(4.4)	(1.2)
– Reversal of impairment of assets, net of impairment	(281.3)	3.5	156.4
– Profit on disposal of assets	(1.1)	(0.6)	(32.4)
– Profit on disposal of assets held for sale - Rusoro	—	(62.3)	—
– Profit on disposal of asset held for sale - Asanko Gold	—	(5.6)	—
– Gain on financial instruments, net	(58.1)	—	—
– Gain on remeasurement of 50% previously held interest in Gruyere	(808.2)	—	—
– Unwinding of discount rate/net change in fair value of Asanko deferred and contingent considerations	(7.2)	(6.8)	—
– Silicosis settlement costs	0.7	(0.3)	(4.1)
– Share-based payments	25.4	4.4	9.1
– Long-term incentive plan expense	43.2	14.5	55.8
– Borrowing costs capitalised	(69.1)	(105.6)	(64.9)
– Share of results of equity-accounted investees, net of taxation	2.3	52.1	31.3
– Ghana expected credit loss	66.0	—	33.2
– Net realisable value adjustment to Cerro Corona stockpiles during 2024 (2023: Damang)	—	3.0	33.8
– Other non-cash items	(12.3)	3.5	(7.1)
Adjusted for cash items:
– Interest expense	160.1	130.6	105.1
– Interest received	(41.2)	(17.4)	(23.4)
– Payment of long-term incentive plan	(33.2)	(38.2)	(32.0)
– Environmental rehabilitation payments	(21.9)	(9.4)	(14.8)
Total cash generated by operations	5,478.8	2,747.3	2,392.6

AFR-108	Gold Fields
Notes to the consolidated financial statements continued
for the year ended 31 December 2025
33.Change in working capital

	United States Dollar
Figures in millions unless otherwise stated	2025	2024	2023

Inventories	42.6	15.3	(153.1)
Trade and other receivables	(61.6)	(96.8)	(61.4)
Trade and other payables	206.4	95.4	15.4
Total change in working capital	187.4	13.9	(199.1)
34.Royalties paid

	United States Dollar
Figures in millions unless otherwise stated	2025	2024	2023

Amount owing at beginning of the year	(30.7)	(21.0)	(17.9)
Royalties	(231.9)	(147.7)	(116.4)
Derecognition of Gruyere previously held interest - 50%[1]	3.4	—	—
Gold Road acquisition through business combination - 100%[1]	(6.7)	—	—
Amount owing at end of the year	45.3	30.7	21.0
Translation	(1.9)	1.9	(0.1)
Total royalties paid	(222.5)	(136.1)	(113.4)
1Refer to notes 18.3 and 20 for details of the Gold Road acquisition.
35.Taxation paid

	United States Dollar
Figures in millions unless otherwise stated	2025	2024	2023

Amount (payable)/receivable at beginning of the year	(36.6)	(13.6)	22.4
Current taxation recognised in profit or loss	(980.2)	(550.2)	(458.3)
Derecognition of Gruyere previously held interest - 50%[1]	7.2	—	—
Gold Road acquisition through business combination - 100%[1]	(7.4)	—	—
Amount payable, net of receivable at end of the year[2]	238.1	36.6	13.6
Translation	(10.8)	1.7	0.5
Total taxation paid	(789.7)	(525.5)	(421.8)
1Refer to notes 18.3 and 20 for details of the Gold Road acquisition.
2Amount payable, net of receivable comprises as follows:

	United States Dollar
Figures in millions unless otherwise stated	2025	2024	2023

Non-current taxation receivable*	(73.1)	(69.7)	(75.7)
Current taxation receivable	(0.3)	(6.1)	(6.4)
Taxation payable	311.5	112.4	95.7
Taxation payable, net of receivable at the end of the year	238.1	36.6	13.6
*The non-current taxation receivable of US$73.1 million (CAD100.3 million) (2024: US$69.7 million  (CAD100.3 million) and 2023: US$75.7 million (CAD100.3 million)) at
31 December 2025 relates to the withholding tax deducted and paid to the Canadian tax authority in 2022 on the Yamana break fee which had been classified as non-current in 2023. Gold Fields continues to believe that it will recover the withholding tax from the Canadian tax authority.
36.Retirement benefits

	United States Dollar
Figures in millions unless otherwise stated	2025	2024	2023

All employees are members of various defined contribution retirement schemes.
Contributions to the various retirement schemes are fully expensed during the period in which they are incurred.
Retirement benefit costs	39.6	36.2	33.8

AFR-109	Gold Fields
37.Lease liabilities

	United States Dollar
Figures in millions unless otherwise stated	2025	2024

Balance at the beginning of the year[1]	450.2	436.4
Additions during the year[2]	36.5	71.7
Remeasurements of leases during the year[3]	16.7	8.5
Osisko asset acquisition[4]	—	50.8
Derecognition of Gruyere previously held interest - 50%[5]	(73.0)	—
Gold Road acquisition through business combination - 100%[5]	135.8	—
Interest expense	25.9	24.8
Repayments of principal amount	(103.2)	(92.2)
Repayments of interest expense	(25.9)	(24.8)
Translation adjustment	20.0	(25.0)
Balance at the end of the year	483.0	450.2
Current portion of lease liability	(103.9)	(86.9)
Non-current portion of lease liability	379.1	363.3
Lease liabilities are payable as follows:
Future minimum lease payments
– within one year	130.4	111.3
– later than one and not later than five years	284.4	271.2
– later than five years	173.6	178.4
Total	588.4	560.9
Interest
– within one year	26.5	24.4
– later than one and not later than five years	60.6	62.1
– later than five years	18.3	24.2
Total	105.4	110.7
Present value of minimum lease payments
– within one year	103.9	86.9
– later than one and not later than five years	223.8	209.1
– later than five years	155.3	154.2
Total	483.0	450.2
1Leases entered into related mainly to power purchase agreements, rental of gas pipelines, ore haulage and site services, mining equipment hire, transportation contracts, property rentals and other equipment rentals.
2The additions in 2025 relate mainly to additional assets in terms of mining contracts and power purchase agreements in Australia and Canada (2024: additional assets in terms of mining contracts and power purchase agreements in Australia and Salares).
3The remeasurements in 2025 relate mainly to leases at the Group’s Australian operations that have variable payments linked to the Australian consumer price index
(“CPI”) (2024: Leases at the Group’s Australian operations that have variable payments linked to the Australian CPI).
4Refer to note 18.2 for details of the Osisko asset acquisition.
5Refer to notes 18.3 and 20 for details of the Gold Road acquisition.

AFR-110	Gold Fields
Notes to the consolidated financial statements continued
for the year ended 31 December 2025
38.Commitments

	United States Dollar
Figures in millions unless otherwise stated	2025	2024

Capital expenditure
Contracted for[1]	221.3	360.9
1Contracted for capital expenditure of US$221.3 million (2024: US$360.9 million) includes US$86.0 million (2024: US$117.1 million) for Salares Norte and US$nil (2024:
US$$129.3 million) for the St Ives renewable project.
Lease contracts

	United States Dollar
Lease contracts[1] Figures in millions unless otherwise stated	Undiscounted lease liabilities[2]	Non-lease elements[3]	Fully variable lease payments[4]	Total

2025
– within one year	130.4	387.0	579.2	1,096.6
– later than one and not later than five years	284.4	526.2	1,948.7	2,759.3
– later than five years	173.6	480.8	8,214.7	8,869.1
	588.4	1,394.0	10,742.6	12,725.0
2024
– within one year	111.3	209.5	483.6	804.4
– later than one and not later than five years	271.2	340.7	1,703.9	2,315.8
– later than five years	178.4	131.3	468.3	778.0
	560.9	681.5	2,655.8	3,898.2
1No leases were entered into during 2025 for which the use of the assets has not yet commenced at year-end.
2The undiscounted lease liabilities relate to the gross cash flows used to determine the lease liabilities in terms of IFRS 16 Leases and will not agree to the leases recognised in note 37.
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
Guarantees
The Group provides environmental obligation guarantees and other guarantees with respect to its South African, Peruvian,
Chilean, Ghanaian, Australian and Canadian operations. These guarantees amounted to US$230.4 million at 31 December 2025
(2024: US$233.6 million) (refer note 29.1).

AFR-111	Gold Fields
39.Contingent liabilities
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
The claims have been computed in various ways. The highest value of the claims, when last calculated by the Plaintiffs during May
2017, equated to R43.7 billion (US$2.6 billion). The Plaintiffs are currently undergoing a process to amend their claims. Arising from, inter alia, objections raised by Gold Fields in such process, the Plaintiffs have formally indicated that they intend to abandon significant portions of their claims (such abandonment equating to in excess of R31.0 billion (US$1.9 billion) of the highest value of their claims). The value of the revised claims will be crystallised once the amendment process has run its course.
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
Silicosis and Tuberculosis
Class Action Settlement
The Tshiamiso Trust has been established to carry out the terms of the settlement agreement reached between six gold mining companies (including Gold Fields) and claimant attorneys in the Silicosis and Tuberculosis class action. The Tshiamiso Trust is responsible for ensuring that all eligible current and former mineworkers across southern Africa with Silicosis or work-related
Tuberculosis (or their dependents where the mine worker has passed away) are compensated pursuant to the Silicosis and
Tuberculosis Class Action Settlement Agreement.
Financial provision raised
Gold Fields has provided for the estimated cost of the above settlement based on actuarial assessments and the provisions of the
Silicosis and Tuberculosis Settlement Agreement. At 31 December 2025, the provision for Gold Fields’ share of the settlement of the class action claims and related costs amounted to US$5.7 million (R94.6 million) (2024: US$4.9 million (R92.0 million)). The nominal value of this provision is US$6.5 million (R107.4 million).
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
Gold Fields commissioned technical studies at Cerro Corona to investigate technical solutions, to better inform appropriate short-
and long-term mitigation strategies for AD management and to work towards a reasonable cost estimate of potential issues. While
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
Notes to the consolidated financial statements continued
for the year ended 31 December 2025
39.Contingent liabilities continued
Acid mine drainage continued
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
St Ives has undertaken material characterisation at the Cave Rocks project since 2006. Physical, chemical and geochemical assessments continue to be undertaken to assess both cover material properties and propensity for AD.
No adjustment for any effects on the Group that may result from AD, if any, has been made in the consolidated financial statements other than through the Group’s normal environmental rehabilitation costs provision (refer note 29.1).
Mining contractor in Ghana
In March 2026, Gold Fields received letters from its contractor Engineers and Planners (“E&P”), commencing dispute resolution processes under the terms of the Tarkwa and Damang mining agreements, according to which E&P claims US$474.9 million and
US$264.7 million in respect of Tarkwa and Damang, respectively.
The Company has replied to each of the E&P letters confirming that it disagrees with E&P’s position. Based on the opinion of its legal advisors, the Company believes that neither prospective claim has merit and intends to vigorously defend its position.
Moreover, the Company has significant cumulative contractual set-off rights at Tarkwa and Damang, including with respect to outstanding loans and advances due.
Management has determined there is no present obligation, an adverse outcome is unlikely and the ultimate financial impact, if any, cannot be reliably estimated. Thus, no provision or adjustment has been made in the consolidated financial statements.
40.Events after the reporting date
Final dividend
On 19 February 2026, Gold Fields declared a final dividend of 1,850 SA cents per share.
Special dividend and share buy-back
In addition to the base dividend, on 19 February 2026, Gold Fields declared an additional return of US$353.0 million. This will comprise US$253.0 million in special dividends (450 SA cents per share) and US$100 million in share buy-backs.
Sale of royalty portfolio and Asanko deferred and contingent considerations
On 12 December 2025, Gold Fields entered into agreements to sell a portfolio of royalty assets for a total cash consideration of
US$115.0 million and its right to the Asanko deferred and contingent considerations for US$30.0 million and US$22.0 million, respectively.
Certain assets within the royalty portfolio, having a combined value of US$77.5 million, were subject to a third‑party right of first refusal (“ROFR”). Completion of the overall transaction was conditional upon the purchaser acquiring these royalties.
At 31 December 2025, the US$77.5 million royalties were presented as assets held for sale as the sale was considered highly probable in the sense that they will be purchased either by the purchaser or the third party.
At that date, the outcome of the ROFR was unknown and no evidence existed that the sale of the remaining royalty portfolio amounting to US$37.5 million or the deferred and contingent considerations were highly probably and therefore they were not recognised as held for sale.
The third party was given until 13 January 2026 to exercise its ROFR, which they declined. As a result, the sale of the remaining royalty portfolio and the Asanko deferred and contingent considerations become unconditional. On this date, a fair value gain of
US$37.5 million was recognised through profit or loss.
The transaction is expected to conclude in Q2 2026.
Mining contractor in Ghana
In March 2026, Gold Fields received letters from its contractor Engineers and Planners (“E&P”), commencing dispute resolution processes under the terms of the Tarkwa and Damang mining agreements, according to which E&P claims US$474.9 million and
US$264.7 million in respect of Tarkwa and Damang, respectively.
The Company has replied to each of the E&P letters confirming that it disagrees with E&P’s position. Based on the opinion of its legal advisors, the Company believes that neither prospective claim has merit and intends to vigorously defend its position.
Moreover, the Company has significant cumulative contractual set-off rights at Tarkwa and Damang, including with respect to outstanding loans and advances due. Refer note 39 for further details.

AFR-113	Gold Fields
41.Financial instruments
Accounting classifications and fair values
The following tables show the carrying amounts and fair values of financial assets and financial liabilities.

	United States Dollar
	Carrying amount				Carrying amount	Fair value
Figures in millions unless otherwise stated	Fair value through profit or loss	Fair value through OCI	Financial assets measured at amortised cost	Financial liabilities measured at amortised cost	Total	Total

2025
Financial assets measured at fair value
– Trade receivables from provisional copper sales	31.0	—	—	—	31.0	31.0
– Investments	—	142.4	—	—	142.4	142.4
– Asanko contingent consideration	22.0	—	—	—	22.0	22.0
– Royalties - assets held for sale	77.5	—	—	—	77.5	77.5
Total	130.5	142.4	—	—	272.9	272.9
Financial assets not measured at fair value
– Environmental trust funds	—	—	140.9	—	140.9	140.9
– Trade and other receivables	—	—	130.8	—	130.8	130.8
– Cash and cash equivalents	—	—	1,779.2	—	1,779.2	1,779.2
– Other investment	—	—	47.2	—	47.2	47.2
– Asanko deferred consideration	—	—	28.1	—	28.1	28.1
Total	—	—	2,126.2	—	2,126.2	2,126.2
Financial liabilities not measured at fair value
– Borrowings	—	—	—	2,738.2	2,738.2	2,806.3
– Trade and other payables	—	—	—	747.6	747.6	747.6
– Lease liabilities	—	—	—	483.0	483.0	483.0
Total	—	—	—	3,968.8	3,968.8	4,036.9

	United States Dollar
	Carrying amount				Carrying amount	Fair value
Figures in millions unless otherwise stated	Fair value through profit or loss	Fair value through OCI	Financial assets measured at amortised cost	Financial liabilities measured at amortised cost	Total	Total

2024
Financial assets measured at fair value
– Trade receivables from provisional copper sales	16.5	—	—	—	16.5	16.5
– Investments	—	114.5	—	—	114.5	114.5
– Asanko contingent consideration	18.4	—	—	—	18.4	18.4
Total	34.9	114.5	—	—	149.4	149.4
Financial assets not measured at fair value
– Environmental trust funds	—	—	125.2	—	125.2	125.2
– Trade and other receivables	—	—	156.0	—	156.0	156.0
– Cash and cash equivalents	—	—	860.2	—	860.2	860.2
– Other investment	—	—	46.5	—	46.5	46.5
– Asanko deferred consideration	—	—	49.5	—	49.5	49.5
Total	—	—	1,237.4	—	1,237.4	1,237.4
Financial liabilities not measured at fair value
– Borrowings	—	—	—	2,495.6	2,495.6	2,502.1
– Trade and other payables	—	—	—	545.6	545.6	545.6
– Lease liabilities	—	—	—	450.2	450.2	450.2
Total	—	—	—	3,491.4	3,491.4	3,497.9

AFR-114	Gold Fields
Notes to the consolidated financial statements continued
for the year ended 31 December 2025
41.Financial instruments continued
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
Asanko deferred and contingent considerations
The contingent consideration is measure at fair value and the deferred consideration is measured at amortised cost. The values of the considerations are based on the expected cash flows of the consideration receivable. Refer note 15 for the key inputs used in the valuation.
Royalties - asset held for sale
The royalties are measured at fair value. The fair value is based on the expected cash flows of the consideration receivable in terms of the contract. Refer note 16 (b) for further details.
Environmental trust funds
The trust funds consist of term deposits in South Africa as well as secured cash deposits in Ghana. The environmental trust funds are measured at amortised cost which approximates fair value based on the nature of the fund’s underlying investments.
Other investments
Comprise mainly listed bonds and unlisted investments and warrants that are measured at amortised cost which approximates fair value. The fair value of the bonds is determined using quoted market prices in active markets.
Borrowings
The 10-year notes and seven-year notes (2024: the five-year notes and the 10-year notes) are issued at a fixed interest rate. The fair values of these notes are based on listed market prices. The fair value of the remaining borrowings approximates their carrying amount, determined using the discounted cash flow method using market related interest rates.
Fair value hierarchy
The Group has the following hierarchy for measuring the fair value of assets and liabilities at the reporting date:
Level 1
Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2
Inputs other than quoted prices in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly
(derived from prices); and
Level 3
Inputs for the asset or liability that are not based on observable market data (unobservable inputs).
The Group recognises transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred. There were no transfers during the years ended 31 December 2025 and 2024.

AFR-115	Gold Fields
41.Financial instruments continued
The following table sets out the Group’s financial assets and financial liabilities by level within the fair value hierarchy at the reporting date:

	United States Dollar
	2025				2024
Figures in millions unless otherwise stated	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3

Financial assets measured at fair value
Trade receivables from provisional copper sales	31.0	—	31.0	—	16.5	—	16.5	—
Investments – listed	142.4	142.4	—	—	114.5	114.5	—	—
Asanko contingent consideration	22.0	—	—	22.0	18.4	—	—	18.4
Royalties - asset held for sale	77.5	—	—	77.5	—	—	—	—
Financial assets not measured at fair value
Environmental trust funds	140.9	—	140.9	—	125.2	—	125.2	—
Other investment	47.2	47.2	—	—	46.5	46.5	—	—
Asanko deferred consideration	28.1	—	28.1	—	49.5	—	49.5	—
Financial liabilities not measured at fair value
Borrowings	2,806.3	1,309.6	—	1,496.7	2,502.1	504.4	—	1,997.7
Trade receivables from provisional copper sales
Valued using quoted market prices based on the forward London Metal Exchange (“LME”) and, as such, is classified within level 2 of the fair value hierarchy.
Listed investments
Comprise equity investments in listed entities and are therefore valued using quoted market prices in active markets.
Royalties - asset held for sales
The royalties are measured at fair value. The fair value is based on the expected cash flows of the consideration receivable in terms of the contract. Refer note 16 (b) for further details.
Asanko deferred and contingent considerations
The contingent consideration is measured at fair value and the deferred consideration is measured at amortised cost. The values of the considerations are based on the expected cash flows of the consideration receivable. Refer note 15 for the key inputs used in the valuations.
Environmental trust funds
The trust funds consist of term deposits in South Africa as well as secured cash deposits in Ghana. The environmental trust funds are measured at amortised cost which approximates fair value based on the nature of the fund’s underlying investments.
Other investments
Comprise listed bonds and unlisted investments and warrants that are measured at amortised cost which approximates fair value.
The fair value of the bonds is determined using quoted market prices in active markets.
Borrowings
The 10-year notes and 7-year notes (2024: the 5-year notes and the 10-year notes) are issued at a fixed interest rate. The fair
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
for the year ended 31 December 2025
42.Risk management activities
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
Treasury activities are guided by the Treasury Framework as well as domestic and international financial market regulations.
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

Banking relations management
The objective is to maintain relationships with credible financial institutions and ensure that all contracts and agreements related to risk management activities are coordinated and consistent throughout the Group and that they comply where necessary with all relevant regulatory and statutory requirements.

AFR-117	Gold Fields
42.Risk management activities continued
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
The Group has reduced its credit exposure by dealing with a number of counterparties. The Group approves these counterparties according to its risk management policy and ensures that they are of good credit quality.
The combined maximum credit risk exposure of the Group is as follows:

	United States Dollar
Figures in millions unless otherwise stated	2025	2024

Trade and other receivables[1]	161.8	172.5
Asanko deferred and contingent considerations	50.1	67.9
Other investments	47.2	46.5
Cash and cash equivalents	1,779.2	860.2
Environmental trust funds	140.9	125.2
Royalties - assets held for sale	77.5	—
1Trade and other receivables above exclude VAT, prepayments, payroll receivables and diesel rebates amounting to US$218.9 million (2024: US$165.3 million).
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
Impairment of trade receivables, carried at amortised cost, has been determined using the simplified expected credit loss (“ECL”)
approach and reflects the short term maturities of the exposures. Gold and silver revenue is recognised at the same time as receipt of the cash, except in certain cases where the cash is received one or two days after revenue recognition. In Peru, for the sale of copper concentrate, 90% of the cash is received when the revenue is recognised and the remaining 10% cash is received at the end of the quotational period.
Receivables due from the Ghana contractor were assessed using the simplified approach using the lifetime ECL. The ECL was based on the Group’s understanding of the financial position of the counterparty, including the consideration of their credit risk grade. Refer note 13.1 for details.
Concentration risk
At 31 December 2025, the exposure to credit risk for trade receivables by geographic region was as follows:

	United States Dollar
Figures in millions unless otherwise stated	2025	2024

Ghana	49.7	38.4
Australia	—	83.4
Chile	52.2	1.5
Peru	31.0	16.5
Total trade receivables	132.9	139.8
Asanko deferred and contingent considerations
The deferred consideration was assessed at stage 1 in 2025. The ECL was assessed to be immaterial based on the Group’s understanding of the financial position of the counterparty, including the consideration of their credit risk grade. The contingent consideration is measured at fair value. Refer note 15 for further details.
Other investments
Other investments are mainly held with reputable banks and financial institutions. The Group considers that its other investments have low credit risk based on the external credit ratings of the counterparties.

AFR-118	Gold Fields
Notes to the consolidated financial statements continued
for the year ended 31 December 2025
42.Risk management activities continued
Cash and cash equivalents
The Group held cash and cash equivalents of US$1,779.2 million (2024: US$860.2 million).
The cash and cash equivalents are held with reputable banks and financial institutions. The loss allowance for cash and cash equivalents is measured at an amount equal to the 12-month ECL. The Group considers that its cash and cash equivalents have low credit risk based on the external credit ratings of the counterparties.
Environmental trust funds
The Group held environmental trust funds of US$140.9 million (2024: US$125.2 million).
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
Royalties - assets held for sale
The asset held for sale relating to royalties is measured at fair value, which approximates the contractual offer received. Refer notes 16 (b) and 40 for further details.
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
The following are the contractually due undiscounted cash flows resulting from maturities of all financial liabilities, including interest payments:

	United States Dollar
Figures in millions unless otherwise stated	Within one year	Between one and five years	After five years	Total

2025
Trade and other payables	747.6	—	—	747.6
Borrowings[1]
– US$ borrowings[2]
– Capital[3,4]	—	553.8	750.0	1,303.8
– Interest	77.4	253.5	60.2	391.1
– C$ borrowings[5]
– Capital[6]	—	430.1	—	430.1
– Interest	17.2	58.4	—	75.6
– A$ borrowings[7]
– Capital[8]	178.7	834.1	—	1,012.8
– Interest	47.6	168.8	—	216.4
Environmental rehabilitation costs[9]	106.6	185.6	554.7	846.9
Lease liabilities	130.4	284.4	173.6	588.4
South Deep dividend	0.4	1.6	—	2.0
Total	1,305.9	2,770.3	1,538.5	5,614.7
1Spot Rates: R16.56 = US$1.00, C$0.73 = US$1.00 and A$0.67 = US$1.00..
2US$ borrowings – Spot SOFR (one month fix) rate adjusted by specific facility agreement: 3.676% (one month fix).
3The capital amounts of the US$500 million 10-year notes issue and US$750 million 7-year notes issue in the table above represent the principal amounts to be repaid and differ from the carrying values presented in the statement of financial position due to the unwinding of transaction costs capitalised at inception.
4The US$553.8 million comprises the US$500 million 10-year notes issue which matures on 15 May 2029 and US$53.8 million relating to the US$1,200 million multi-
currency revolving credit facility which matures in tranches in 2028 and 2029.
5C$ borrowings – Spot CORRA (one month fix) rate adjusted by specific facility agreement: 2.300%.
6The US$430.1 million relates to a portion of the US$1,200 million multi-currency revolving credit facility which matures in 2030.
7A$ borrowings – Spot BBSY (one month fix) rate adjusted by specific facility agreement: 3.600%.
8The US$834.1 million relates to the A$1,250 million multi-currency term loan facility which matures in 2030.
9Although environmental rehabilitation costs do not meet the definition of a financial liability, the Group included the gross closure cost estimate in the undiscounted cash flows as it represents a future cash outflow (refer to note 29.1). In South Africa and Ghana, US$140.9 million of the environmental rehabilitation costs are funded through the environmental trust funds.

AFR-119	Gold Fields
42.Risk management activities continued

	United States Dollar
Figures in millions unless otherwise stated	Within one year	Between one and five years	After five years	Total

2024
Trade and other payables	545.6	—	—	545.6
Borrowings[1]
– US$ borrowings[2]
– Capital[3]	—	1,282.5	—	1,282.5
– Interest	76.9	250.9	—	327.8
– C$ borrowings[4]
– Capital	719.1	285.5	—	1,004.6
– Interest	42.1	46.0	—	88.1
– A$ borrowings[5]
– Capital	—	210.6	—	210.6
– Interest	12.7	34.9	—	47.6
Environmental rehabilitation costs[4]	80.7	179.6	381.1	641.4
Lease liabilities	111.3	271.2	178.4	560.9
South Deep dividend	0.7	1.4	0.4	2.5
Total	1,589.1	2,562.6	559.9	4,711.6
1Spot Rates: 2024: R18.84 = US$1.00, C$0.70 = US$1.00 and A$0.62 = US$1.00.
2US$ borrowings – Spot SOFR (one month fix) rate adjusted by specific facility agreement:  4.332% (one month fix).
3The capital amounts of the US$500 million five-year notes issue and the US$500 million 10-year notes issue in the table above represent the principal amounts to be repaid and differ from the carrying values presented in the statement of financial position due to the unwinding of transaction costs capitalised at inception.
4C$ borrowings – Spot CORRA (one month fix) rate adjusted by specific facility agreement: 3.279%.
5A$ borrowings – Spot BBSY (one month fix) rate adjusted by specific facility agreement: 4.273%.
6Although environmental rehabilitation costs do not meet the definition of a financial liability, the Group included the gross closure cost estimate in the undiscounted cash flows as it represents a future cash outflow (refer to note 29.1). In South Africa and Ghana, US$125.2 million of the environmental rehabilitation costs are funded through the environmental trust funds.

AFR-120	Gold Fields
Notes to the consolidated financial statements continued
for the year ended 31 December 2025
42.Risk management activities continued
Market risk
Gold Fields is exposed to market risks, including foreign currency, commodity price, equity securities price and interest rate risk associated with underlying assets, liabilities and anticipated transactions. Following periodic evaluation of these exposures,
Gold Fields may enter into derivative financial instruments to manage some of these exposures.
Outstanding hedges
At 31 December 2025 and 2024, there were no outstanding hedges.
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
The Windfall Projects costs are mainly denominated in Canadian Dollar. Depreciation or appreciation of the Canadian Dollar against the US dollar will reduce or increase their costs when translating into US dollars.
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
Currency risk only exists on account of financial instruments being denominated in a currency that is not the functional currency and being of a monetary nature. The Group had no significant exposure to currency risk relating to financial instruments at
31 December 2025 and 31 December 2024. Differences resulting from the translation of financial statements into the Group’s presentation currency are not taken into account.
Commodity price hedging policy
Gold, copper and silver
The market prices of gold and to a lesser extent copper and silver have a significant effect on the results of operations of
Gold Fields, the ability of Gold Fields to pay dividends and undertake capital expenditures, and the market price of Gold Fields’
ordinary shares. Gold, copper and silver prices have historically fluctuated widely and are affected by numerous industry factors over which Gold Fields does not have any control. The aggregate effect of these factors on the gold, copper and silver prices, all of which are beyond the control of Gold Fields, is impossible for Gold Fields to predict.
Oil
The market price of oil has a significant effect on the results of the offshore operations of Gold Fields. The offshore operations consume large quantities of diesel in the running of their mining fleets. Oil prices have historically fluctuated widely and are affected by numerous factors over which Gold Fields does not have any control.
Commodity price hedging experience
The Group’s policy is to remain unhedged to the gold, silver and copper price. However, hedges are sometimes undertaken as follows:
•to protect cash flows at times of significant expenditure;
•for specific debt servicing requirements; and
•to safeguard the viability of higher cost operations.
To the extent that it enters into commodity hedging arrangements, Gold Fields seeks to use different counterparty banks consisting of local and international banks to spread risk. None of the counterparties is affiliated with, or related parties of,
Gold Fields.

AFR-121	Gold Fields
42.Risk management activities continued
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
The amounts generated from the sensitivity analysis are estimates of market risks assuming certain adverse or favourable market conditions occur. Actual results in the future may differ materially from those projected results and therefore should not be considered a projection of likely future events and gains/losses.
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
have increased/decreased with all other variables held constant and the Group’s investments moved according to the historical correlation with the index.

	United States Dollar
Sensitivity to equity security price	(Decrease)/increase in equity price
Figures in millions unless otherwise stated	(10.0%)	(5.0%)	5.0%	10.0%

2025
(Decrease)/increase in OCI[1]	(14.2)	(7.1)	7.1	14.2
2024
(Decrease)/increase in OCI[1]	(11.5)	(5.7)	5.7	11.5
1Spot rate: R16.56 = US$1.00  (2024: R18.84 = US$1.00)

AFR-122	Gold Fields
Notes to the consolidated financial statements continued
for the year ended 31 December 2025
42.Risk management activities continued
Interest rate sensitivity
General
As Gold Fields has no significant interest-bearing assets, the Group’s income and operating cash flows are substantially independent of changes in market interest rates. Gold Fields’ interest rate risk arises from borrowings.
As of 31 December 2025, Gold Fields’ borrowings amounted to US$2,738.2 million (2024: US$2,495.6 million). Gold Fields generally does not undertake any specific action to cover its exposure to interest rate risk, although it may do so in specific circumstances.
CDOR/CORRA developments
During 2024, Gold Fields either replaced or transitioned all the loan facilities using the Canadian Dollar Offered Rate ("CDOR") to the Canadian Overnight Repo Rate Average ("CORRA"). This did not have a material impact on the Group’s finance cost.
JIBAR/ZARONIA developments
During 2025, the Group's R2,500 million ZAR revolving credit facilities were amended to incorporate the South African Rand
Overnight Index Average ("ZARONIA") rate-switch provisions in preparation for the planned cessation of the Johannesburg
Interbank Average Rate ("JIBAR") as a benchmark on 31 December 2026. This did not have a material impact on the Group’s finance cost.
Interest rate sensitivity analysis
The portion of Gold Fields’ interest-bearing borrowings at year-end that is exposed to interest rate fluctuations in the SOFR rate is
US$53.8 million (2024: SOFR/LIBOR rate US$782.5 million), CORRA rate is US$430.1 million (C$590.2 million) (2024: CORRA rate
US$1,004.6 million (C$1,444.9 million)) and BBSY rate is US$1,012.8 million (A$1,517.8 million) (2024: US$210.6 million (A$340.0 million). These borrowings are normally rolled for periods between one and three months and are therefore exposed to the rate changes in this period. The remainder of the borrowings bear interest at a fixed rate.
The table below summarises the effect of a change in finance expense on the Group’s profit or loss had SOFR, the Bank Bill Swap
Rate ("BBSY") and CORRA differed as indicated. The analysis is based on the assumption that the applicable interest rate increased/decreased with all other variables held constant and is calculated on the weighted average borrowings for the year. All financial instruments with fixed interest rates that are carried at amortised cost are not subject to the interest rate sensitivity analysis.

	United States Dollar
Sensitivity to interest rates	Change in interest expense for a nominal change in interest rates
Figures in millions unless otherwise stated	(1.5%)	(1.0%)	(0.5%)	0.5%	1.0%	1.5%

2025
Sensitivity to SOFR interest rates	(9.0)	(6.0)	(3.0)	3.0	6.0	9.0
Sensitivity to CORRA interest rates[1]	(11.1)	(7.4)	(3.7)	3.7	7.4	11.1
Sensitivity to BBSY interest rates[1]	(2.6)	(1.7)	(0.9)	0.9	1.7	2.6
Change in finance expense	(22.7)	(15.1)	(7.6)	7.6	15.1	22.7
2024
Sensitivity to SOFR interest rates	(6.3)	(4.2)	(2.1)	2.1	4.2	6.3
Sensitivity to CORRA interest rates[1]	(1.9)	(1.3)	(0.6)	0.6	1.3	1.9
Sensitivity to BBSY interest rates[1]	(0.3)	(0.2)	(0.1)	0.1	0.2	0.3
Change in finance expense	(8.5)	(5.7)	(2.8)	2.8	5.7	8.5
1Average rates: A$0.64= US$1.00 (2024: A$0.66 = US$1.00) and C$0.72 = US$1.00 (2024: C$0.73 = US$1.00).

AFR-123	Gold Fields
43.Capital management
The primary objective of managing the Group’s capital is to ensure that there is sufficient capital available to support the funding requirements of the Group, including capital expenditure, in a way that:
•optimises the cost of capital
•maximises shareholders’ returns, and
•ensures that the Group remains in a sound financial position.
There were no changes to the Group’s overall capital management approach during the current year. The Group actively manages its capital structure in response to maturing borrowings and funding requirements. This may include raising equity, accessing bank or capital markets debt or utilising hybrid instruments, as appropriate. Market opportunities are also monitored closely to ensure that the most efficient funding solutions are implemented.
The Group monitors capital using the ratio of net debt to adjusted EBITDA. The definition of adjusted EBITDA and net debt is defined in the Group's facilities agreements. Adjusted EBITDA is defined as profit or loss for the year adjusted for interest, taxation, amortisation and depreciation and certain other non-operating costs. Net debt is defined as total borrowing plus lease liabilities less cash and cash equivalents. The bank covenants on external borrowings require a net debt to adjusted EBITDA ratio of 3.5 or below and adjusted EBITDA to net finance charges ratio of 4 or above and the ratios are measured based on amounts in
United States Dollar. The bank covenants compliance is assessed bi-annually at 30 June and 31 December. At the date of this report, the Group was not in default under the terms of any of its outstanding credit facilities.

		United States Dollar
Figures in millions unless otherwise stated	Notes	2025	2024

Total borrowings	28	2,738.2	2,495.6
Add: Lease liability	37	483.0	450.2
Less: Cash and cash equivalents	25	1,779.2	860.2
Net debt		1,442.0	2,085.6
Adjusted EBITDA		5,637.4	2,847.4
Net finance charges		136.5	127.3
Net debt to adjusted EBITDA ratio		0.26	0.73
Adjusted EBITDA to net finance charges ratio		41.3	22.4
Reconciliation of profit for the year to adjusted EBITDA:
Profit for the year from continuing operations		3,645.4	1,290.5
Mining and income taxation	11	1,649.2	697.1
Royalties	10	231.9	147.7
Finance expense	4	120.7	50.4
Investment income	3	(53.3)	(28.7)
Foreign exchange (gain)/loss		(6.6)	6.6
Amortisation and depreciation	2	920.4	627.4
Share-based payments	6	25.4	4.4
Long-term incentive plan	30	43.2	14.5
Restructuring costs	9	10.3	6.6
Silicosis settlement costs	29.2	0.7	(0.3)
Reversal of impairment of assets, net of impairment	8	(281.3)	3.5
Profit on disposal of assets		(1.1)	(0.6)
Share of results of equity accounted investees, net of taxation	19	2.3	53.6
Gain on financial instruments, net	5	(58.1)	—
Gain on remeasurement of 50% previously held interest in Gruyere	18.3	(808.2)	—
Transaction costs on acquisition of Gold Road	18.3	51.4	—
Profit on disposal of asset held for sale - Asanko Gold	15	—	(5.6)
Profit on disposal of assets held for sale - Rusoro	16 (c)	—	(62.3)
Gruyere rainfall event	9	(6.0)	12.0
Rehabilitation expense/(income)	9	43.6	(1.2)
Ghana expected credit loss	14.1	66.0	—
Other[1]		41.5	31.8
Adjusted EBITDA		5,637.4	2,847.4
1Based on information underlying the audited consolidated annual financial statements of Gold Fields Limited for the year ended 31 December 2025 and 2024.

AFR-124	Gold Fields
Notes to the consolidated financial statements continued
for the year ended 31 December 2025
44.Related parties
(a)Subsidiaries, associates and joint ventures
The subsidiaries, associates and joint ventures of the Company are disclosed in note 46.
All transactions and balances with these related parties have been eliminated in accordance with and to the extent required by IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements and IAS 28 Investments in Associates
and Joint Ventures.
(b)Key management remuneration
Key management personnel include Executive Directors and prescribed officers (“Executive Committee”). The total key management remuneration amounted to US$17.3 million (2024: US$13.2 million) for 2025.
The details of key management personnel, including remuneration and participation in the Gold Fields Limited share scheme and LTIP are disclosed in note 44 (c).
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
At 31 December 2025, the Executive Committee and Non-executive Directors’ beneficial interest in the issued and listed stated capital of the Company was nil% (2024: 0.1% and 2023: 0.1%). No one Director’s interest individually exceeds 1% of the issued stated capital or voting control of the Company.
Non-executive Directors (“NEDs”)
NEDs’ fees reflect their services as Directors and services on various subcommittees on which they serve.
NEDs do not participate in any of the short- or long-term incentive plans and there are no arrangements in place for compensation to be awarded in the case of loss of office.
The Remuneration Committee seeks to align NEDs’ fees to the median of an appropriate peer group and reviews fee structures for NEDs on an annual basis. Approval is sought from shareholders at the Annual General Meeting after recommendation by the Board.

AFR-125	Gold Fields
44.Related parties continued
The following table summarises the remuneration for NEDs for the years ended 31 December 2025 and 2024:

	Directors Fees US$’000	Board fees Committee Fees US$’000	Total US$’000

Current directors
Y Suleman[1]	258.0	—	258.0
J McGill[2]	138.2	29.6	167.8
T Goodlace	93.6	60.8	154.4
A Andani[3]	93.6	68.0	161.6
P Sibiya[4]	93.6	76.0	169.6
C Bitar[5]	93.6	57.8	151.4
C Smit[6]	93.6	62.0	155.6
Z Bassa[7]	93.6	62.1	155.7
S McCrae	93.6	53.3	146.9
J MacKenzie[8]	39.6	4.5	44.1
M Rawlinson[9]	39.6	4.9	44.5
Exited directors
S Reid[10]	67.1	—	67.1
P Bacchus[11]	37.4	34.3	71.7
Total - 2025	1,235.1	513.3	1,748.4

Y Suleman	232.0	—	232.0
J McGill	91.4	72.3	163.7
T Goodlace	81.2	52.6	133.8
A Andani[3]	91.4	81.0	172.4
P Sibiya	81.2	63.3	144.5
C Bitar	91.4	52.0	143.4
C Smit	81.2	52.9	134.1
Z Bassa	37.7	10.3	48.0
S McCrae	37.7	4.3	42.0
S Reid[10]	151.0	—	151.0
P Bacchus	91.4	90.6	182.0
Total - 2024	1,067.6	479.3	1,546.9
1Y Suleman receives an all-inclusive fee as Chairperson of the Board.
2J McGill elected as the Lead Independent Director and Chair of the Remuneration Committee effective 29 May 2025. Retired as Chair and member of the Social and
Ethics Committee. Receives an all-inclusive fee from 29 May 2025.
3A Andani's term on the Audit Committee concluded on 29 May 2025. In addition to the fees disclosed above, A Andani received subsidiary board fees in 2025 for serving on the Gold Fields Ghana Limited and Abosso Goldfields Limited board amounting to US$86,630 (2024: US$81,460). The fees for these subsidiary boards are not determined by Gold Fields.
4PG Sibiya retired from the Social and Ethics Committee effective 29 May 2025.
5M Bitar elected as Chair of the Social and Ethics Committee effective 29 May 2025.
6C Smit elected as Chair of the Strategy and Investment Committee and member of the SET Committee and retired from the Technical Committee, all effective 29 May
2025.
7Z Bassa elected as Chair of the Risk Committee effective 29 May 2025.
8J MacKenzie appointed as Non-Executive Director to the Board with effective from 1 August 2025. Appointed to the Nomination and Governance Committee, Safety,
Health and Sustainable Development Committee, Strategy and Investment Committee and Technical Committee effective 1 December 2025.
9M Rawlinson appointed as Non-Executive Director to the Board with effective from 1 August 2025. Appointed to the Audit Committee, Remuneration Committee, Strategy
and Investment Committee, and Technical Committee effective 1 December 2025.
10S Reid retired as Director, Lead Independent Director and Chair of the Remuneration Committee effective 29 May 2025. Resigned as Non-Executive Director of the
Managing Board of the Gold Fields Netherlands Services B.V and Gold Fields Orogen Holding (BVI) Limited effective 31 March 2025. In addition to the fees disclosed above, S Reid received subsidiary board fees until resignation effective 31 March 2025 amounting to US$9,360 (2024: US$34,400).
11P Bacchus retired as Director and Chair of the Risk Committee and the Strategy and Investment Committee effective 29 May 2025.

AFR-126	Gold Fields
Notes to the consolidated financial statements continued
for the year ended 31 December 2025
44.Related parties continued
Executive Committee
The following table summarises the remuneration for Executive Directors and prescribed officers:

	Salary[1] US$'000	Pension fund contribution US$'000	Cash incentive[2] US$'000	Other[3] US$'000	Share-based payment expense[4] US$'000	Total US$'000

2025
Executive directors
M Fraser	1,113.1	28.8	1,600.1	0.2	1,085.2	3,827.4
A Dall[5]	404.7	21.8	478.4	8.3	264.4	1,177.6
	1,517.8	50.6	2,078.5	8.5	1,349.6	5,005.0
Prescribed officers
K Carter	513.5	26.6	517.4	1.0	650.4	1,708.9
J Magagula	317.2	55.7	417.3	—	375.6	1,165.8
M Steyn[6]	525.7	26.6	642.9	115.4	304.6	1,615.2
C Gratias	478.7	18.3	608.6	0.2	326.4	1,432.2
G Lotz[7]	54.1	9.6	163.5	12.7	206.2	446.1
F Swanepoel[8]	575.3	26.6	649.0	39.1	423.9	1,713.9
J Sander[9]	110.7	18.7	259.2	22.3	117.3	528.2
M Preece[10]	452.2	22.1	530.1	276.6	381.2	1,662.2
L Rivera[11]	379.7	154.2	—	1,262.9	221.6	2,018.4
	3,407.1	358.4	3,788.0	1,730.2	3,007.2	12,290.9
Total - 2025	4,924.9	409.0	5,866.5	1,738.7	4,356.8	17,295.9
1The total US$ amounts paid for 2025 and included in salary were as follows: M Fraser US$324,480, C Gratias US$161,200 and A Dall US$150,000.
2The annual bonuses for the year ended 31 December 2025 were paid in February/March 2026.
3Other payments include business related reimbursements, leave encashment, long-service awards, acting allowances, retention bonuses, termination payments where applicable and any legislated payments.
4The share-based payment expense is calculated in terms of IFRS Accounting Standards and is not the cash amounts paid.
5A Dall assumed the interim CFO role on 1 May 2024 and was appointed permanent CFO on 1 March 2025. The amount disclosed under "Other” reflects the acting allowance paid in January and February 2025, calculated at 20% of total fixed remuneration during the acting period.
6In addition to a local inflationary increase of 3.7% in 2025, M Steyn’s base salary increased from A$642,940 to A$771,528 following her appointment as EVP: People and
Sustainability and assumption of a dual executive portfolio, effective 1 April 2025.
M Steyn was appointed as EVP Sustainability effective 1 June 2024. Other payments include a second instalment amounting to A$178,571 relating to the total 2024 sign-
on payment of A$1.2 million payable over three annual instalments.
7  G Lotz received an acting allowance of 20% of total fixed remuneration up to 31 March 2025 while serving as Acting EVP: People, which is reflected under "Other”.
8In addition to a local inflationary increase of 3.7% in 2025, F Swanepoel’s base salary increased from A$782,653 to A$900,051 following his appointment as Chief
Operating Officer, effective 1 September 2025.
During 2025, F Swanepoel assumed responsibility for the South America asset portfolio in addition to his executive duties, requiring frequent travel between Australia and South America. The Board approved an exertion allowance of A$60,607, which is reflected under "Other”.
9J Sander assumed the role of Acting Chief Technical Officer on 1 September 2025 and received an acting allowance as part of the 2025 reporting year, which is reflected under "Other”.
10M Preece retired on 31 August 2025. His 2025 STI and LTI vesting were prorated to the retirement date. Payments for accrued annual leave are included under "Other”.
11L Rivera separated from the Company on 31 March 2025 through mutual agreement. Payments included under "Other” comprise accrued annual leave and statutory severance in accordance with Peruvian legislation. No STI was payable under the Group’s policy. LTI vesting was prorated to the termination date.

AFR-127	Gold Fields
44.Related parties continued

	Salary[1] US$'000	Pension fund contribution US$'000	Cash incentive[2] US$'000	Other[3] US$'000	Share-based payment expense[4] US$'000	Total US$'000

2024
Executive directors
M Fraser[5]	943.1	26.8	335.4	—	401.9	1,707.2
P Schmidt[6]	311.5	25.4	113.2	23.4	(180.8)	292.7
	1,254.6	52.2	448.6	23.4	221.1	1,999.9
Prescribed officers
A Dall[7]	117.1	17.5	61.4	28.7	—	224.7
M Preece[8]	628.1	30.7	202.3	0.9	561.2	1,423.2
B Mokoatle	297.5	80.5	112.3	0.5	166.6	657.4
L Rivera[9]	839.6	202.4	—	520.5	415.6	1,978.1
N Chohan[10]	218.2	33.6	77.6	64.2	(35.0)	358.6
S Mathews[11]	104.2	6.0	46.2	30.0	(241.5)	(55.1)
R Bardien[12]	23.2	3.2	—	388.9	(211.4)	203.9
J Mortoti[13]	360.7	55.9	—	1,113.7	(152.0)	1,378.3
K Carter	497.9	26.2	139.1	8.3	277.5	949.0
J Magagula	293.0	50.7	105.5	—	224.2	673.4
M Steyn[14]	305.1	15.6	72.6	442.6	89.8	925.7
C Gratias[15]	134.3	6.5	47.2	598.0	—	786.0
G Lotz[16]	205.0	36.1	73.0	58.0	53.6	425.7
J Ricciardone[17]	221.8	17.2	102.0	31.0	—	372.0
F Swanepoel	535.1	26.2	151.1	42.0	185.1	939.5
	4,780.8	608.3	1,190.3	3,327.3	1,333.7	11,240.4
Total - 2024	6,035.4	660.5	1,638.9	3,350.7	1,554.8	13,240.3
1The total US$ amounts paid for 2024 and included in salary were as follows: M Frazer $312,000, C Gratias $46,746 and P Schmidt US$74,067..
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
9Other payments for 2025 include advance payment of portion of estimated Peru Utilidades.
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
    remuneration for a portion of the 2023 reporting year and the 2024 reporting period which is reflected under “Other”.

AFR-128	Gold Fields
Notes to the consolidated financial statements continued
for the year ended 31 December 2025
45.Segmental report

	South Africa	Ghana		Peru	Chile	Australia
Figures in millions unless otherwise stated	South Deep[1]	Tarkwa	Damang	Cerro Corona	Salares Norte[2]	St Ives	Agnew	Granny Smith	Gruyere	Total Australia	Corporate[3]	Group

INCOME STATEMENT for the year ended 31 December 2025
Revenue[6]	1,065.9	1,642.6	333.1	596.7	1,421.4	1,278.4	836.5	914.2	662.6	3,691.7	—	8,751.3
Cost of sales	(476.7)	(744.4)	(237.6)	(253.2)	(354.2)	(564.8)	(325.7)	(309.7)	(371.0)	(1,571.2)	(43.8)	(3,680.8)
Cost of sales before gold inventory change and amortisation and depreciation	(402.4)	(490.5)	(187.4)	(241.3)	(258.5)	(440.7)	(253.4)	(243.9)	(181.3)	(1,119.3)	—	(2,699.1)
- Salaries and wages	(132.2)	(62.5)	(19.8)	(58.1)	(37.2)	(57.2)	(44.4)	(73.9)	(18.4)	(193.9)	—	(503.6)
- Consumable stores	(116.5)	(101.4)	(37.3)	(29.4)	(33.6)	(44.8)	(23.1)	(32.9)	(26.9)	(127.7)	—	(445.9)
- Utilities	(52.1)	(25.2)	(15.4)	(14.4)	(2.3)	(29.1)	(8.4)	(18.8)	(20.8)	(77.1)	—	(186.7)
- Mine and other contractors	(55.0)	(254.0)	(98.4)	(107.7)	(88.9)	(208.1)	(102.8)	(36.4)	(45.3)	(392.6)	—	(996.7)
- Other	(46.6)	(47.5)	(16.5)	(31.6)	(96.5)	(101.4)	(74.8)	(81.9)	(69.9)	(328.0)	—	(566.2)
Gold inventory change	4.1	(116.7)	(23.5)	47.7	62.8	14.3	(0.8)	5.3	(54.5)	(35.7)	—	(61.3)
Amortisation and depreciation	(78.4)	(137.2)	(26.7)	(59.6)	(158.5)	(138.4)	(71.5)	(71.1)	(135.2)	(416.2)	(43.8)	(920.4)
Other (costs)/income[4]	(5.1)	(14.7)	(25.5)	(4.2)	4.3	(1.6)	(23.8)	(13.3)	(6.3)	(45.0)	(40.3)	(130.5)
Investment income	10.6	5.8	0.7	—	5.0	1.7	0.9	0.8	1.3	4.7	26.5	53.3
Finance expense	(1.1)	(14.7)	(4.0)	(9.7)	(23.3)	(6.0)	(5.5)	(3.6)	(9.6)	(24.7)	(43.2)	(120.7)
Gain on financial instrument, net	—	—	—	77.5	—	—	—	—	—	—	(19.4)	58.1
Share-based payments	(3.2)	(2.5)	—	(2.1)	(1.4)	(1.9)	(1.4)	(1.6)	(1.0)	(5.9)	(10.3)	(25.4)
Long-term incentive plan	(7.2)	(5.5)	(0.1)	(5.3)	(2.5)	(3.5)	(1.9)	(3.5)	(1.0)	(9.9)	(12.7)	(43.2)
Exploration expense	—	—	—	(10.5)	(20.1)	(26.0)	(19.6)	(5.9)	—	(51.5)	(215.7)	(297.8)
Reversal of impairment of assets, net Impairment	158.1	—	—	—	(3.8)	—	—	—	—	—	127.0	281.3
Restructuring costs	—	(8.7)	(1.6)	—	—	—	—	—	—	—	—	(10.3)
Ghana expected credit loss	—	(66.0)	—	—	—	—	—	—	—	—	—	(66.0)
Gain on remeasurement of 50% previously held interest in Gruyere	—	—	—	—	—	—	—	—	808.2	808.2	—	808.2
Transaction costs on acquisition of Gold Road	—	—	—	—	—	—	—	—	—	—	(51.4)	(51.4)
Silicosis settlement costs	—	—	—	—	—	—	—	—	—	—	(0.7)	(0.7)
Profit/(loss) on disposal of assets	1.1	—	—	(0.2)	—	—	—	0.2	—	0.2	—	1.1
Royalties[5]	(25.2)	(82.1)	(16.7)	(15.9)	—	—	—	—	—	(92.0)	—	(231.9)
Mining and income tax[5]	(210.3)	(254.1)	(21.4)	(134.6)	(344.3)	—	—	—	—	(571.6)	(112.9)	(1,649.2)
Current taxation	(0.5)	(217.3)	(24.7)	(94.8)	(63.2)	—	—	—	—	(548.0)	(31.7)	(980.2)
Deferred taxation	(209.8)	(36.8)	3.3	(39.8)	(281.1)	—	—	—	—	(23.6)	(81.2)	(669.0)
Profit/(loss) for the year	506.8	455.6	26.9	238.6	681.1	—	—	—	—	2,133.0	(396.9)	3,645.5
Profit/(loss) attributable to:
– Owners of the parent	478.2	410.0	24.2	237.5	681.1	—	—	—	—	2,133.0	(396.9)	3,567.5
– Non-controlling interest holders	28.6	45.6	2.7	1.1	—	—	—	—	—	—	—	78.0

STATEMENT OF FINANCIAL POSITION at 31 December 2025
Total assets (excluding deferred taxation)	1,391.8	1,737.1	166.8	787.2	2,393.0	1,570.0	843.9	1,267.4	3,514.9	7,196.2	1,514.9	15,187.0
Total liabilities (excluding deferred taxation)	118.7	323.2	116.5	351.8	893.7	227.8	173.0	130.7	265.7	797.2	2,550.0	5,151.1
Net deferred taxation (assets)/liabilities	320.5	226.8	(10.1)	(19.8)	195.4	—	—	—	—	586.9	63.8	1,363.5
Capital expenditure[7]	128.2	248.7	(3.7)	45.6	293.2	281.4	85.8	122.1	157.4	646.7	39.8	1,398.5
The above is a geographical analysis presented by location of assets. The Group’s operations are primarily involved in gold mining, exploration and related activities. Activities are conducted and investments held both inside and outside
South Africa. The segment results have been prepared and presented based on management’s reporting format. Gold mining operations are managed and internally reported based on the following geographical areas: in South Africa, South
Deep mine, in Ghana, Tarkwa and Damang mines, in Australia, St Ives, Agnew, Granny Smith and Gruyere, in Peru, the Cerro Corona mine and in Chile, Salares Norte. During 2025, Gold Fields acquired 100% of the share capital of Gold Road and the transaction was accounted for as a business combination (Refer note 18.3). The Group has exploration interests which are included in the “Corporate” segment. Refer to accounting policies on segment reporting on page 68.
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
2Salares Norte reached commercial levels of production on 31 August 2025.
3"Corporate” represents the items to reconcile segment data to consolidated financial statement totals, including the elimination of intercompany transactions and balances as well as the Group’s exploration interests. This does not represent a separate segment as it does not generate revenue. Included in “Corporate” is the adjustment made in respect of the purchase price allocation of South Deep.
4Other costs “Corporate and other” comprise share of losses of equity-accounted investees, net of taxation of US$2.3 million, Gruyere rainfall event reversal of costs of US$6.0 million and the balance of US$44.0 million expenses which consists mainly of corporate related costs.
5The Australian operations are entitled to transfer and off-set profits and losses from one company to another, therefore it is not meaningful to split the royalties, income or deferred taxation.
6Includes revenue from the sale of copper and silver amounting to US$228.1 million and US$116.7 million, respectively.
7Capital expenditure for the year ended 31 December 2025.

AFR-129	Gold Fields
45.Segmental report continued

	South Africa	Ghana		Peru	Chile	Australia						Group
Figures in millions unless otherwise stated	South Deep[1]	Tarkwa	Damang	Cerro Corona	Salares Norte	St Ives	Agnew	Granny Smith	Gruyere	Total Australia	Corporate[2,3]
INCOME STATEMENT for the year ended 31 December 2024
Revenue[6]	646.4	1,301.9	323.5	410.8	93.6	825.0	562.1	688.8	348.9	2,424.8	—	5,201.6
Cost of sales	(419.7)	(641.4)	(269.9)	(250.6)	(26.8)	(438.1)	(291.2)	(302.2)	(188.3)	(1,219.8)	(15.5)	(2,843.7)
Cost of sales before gold inventory change and amortisation and depreciation	(356.4)	(519.7)	(132.8)	(226.7)	(43.1)	(358.3)	(222.9)	(235.0)	(107.4)	(923.6)	—	(2,202.3)
- Salaries and wages	(112.3)	(54.6)	(19.9)	(47.1)	(4.1)	(40.4)	(43.8)	(71.7)	(11.5)	(167.4)	—	(405.4)
- Consumable stores	(112.9)	(93.7)	(41.0)	(30.8)	(9.2)	(32.8)	(21.4)	(32.4)	(17.9)	(104.5)	—	(392.2)
- Utilities	(41.5)	(23.8)	(20.9)	(13.9)	—	(29.1)	(6.4)	(19.8)	(13.1)	(68.4)	—	(168.4)
- Mine and other contractors	(49.3)	(308.8)	(32.6)	(107.9)	(20.4)	(171.9)	(96.5)	(40.2)	(24.0)	(332.6)	—	(851.5)
- Other	(40.4)	(38.8)	(18.4)	(27.0)	(9.4)	(84.1)	(54.8)	(70.9)	(40.9)	(250.7)	—	(384.8)
Gold inventory change	(1.7)	13.1	(105.3)	35.5	60.9	(16.7)	3.2	3.0	(6.0)	(16.5)	—	(14.0)
Amortisation and depreciation	(61.6)	(134.8)	(31.8)	(59.4)	(44.6)	(63.1)	(71.5)	(70.2)	(74.9)	(279.7)	(15.5)	(627.4)
Other (costs)/income[4]	(3.9)	(8.9)	(2.1)	(7.6)	(2.8)	(25.0)	(1.2)	1.6	(1.1)	(25.7)	(91.3)	(142.3)
Investment income	5.1	2.8	0.3	—	1.3	1.4	0.7	0.6	1.0	3.7	15.5	28.7
Finance expense	(1.0)	(14.6)	(4.2)	(15.1)	(1.8)	(6.3)	(5.7)	(4.1)	(9.8)	(25.9)	12.2	(50.4)
Share-based payments	(0.1)	(0.4)	—	(1.2)	—	(0.5)	(0.3)	(0.4)	(0.3)	(1.5)	(1.2)	(4.4)
Long-term incentive plan	(2.9)	(2.8)	1.0	(2.2)	(0.2)	(2.2)	(0.9)	(2.2)	(0.7)	(6.0)	(1.4)	(14.5)
Exploration expense	—	(3.0)	—	(6.9)	(16.1)	(19.6)	(11.0)	(3.1)	(1.9)	(35.6)	(36.8)	(98.4)
Restructuring costs	(0.1)	(3.6)	(0.4)	—	—	—	—	—	—	—	(2.5)	(6.6)
Silicosis settlement costs	—	—	—	—	—	—	—	—	—	—	0.3	0.3
Impairment of investments and assets	—	—	—	(3.5)	—	—	—	—	—	—	—	(3.5)
Profit on disposal of Rusoro	—	—	—	—	—	—	—	—	—	—	62.3	62.3
Profit on disposal of Asanko Gold	—	—	—	—	—	—	—	—	—	—	5.6	5.6
Profit/(loss) on disposal of assets	0.6	0.2	—	—	—	0.2	—	(0.1)	(0.3)	(0.2)	—	0.6
Royalties[5]	(3.2)	(62.5)	(15.5)	(7.1)	—	—	—	—	—	(59.4)	—	(147.7)
Mining and income tax[5]	(57.6)	(198.7)	(9.3)	(35.0)	(20.4)	—	—	—	—	(318.0)	(58.1)	(697.1)
Current taxation	(0.2)	(170.1)	(16.2)	(53.0)	—	—	—	—	—	(286.2)	(24.5)	(550.2)
Deferred taxation	(57.4)	(28.6)	6.9	18.0	(20.4)	—	—	—	—	(31.8)	(33.6)	(146.9)
Profit/(loss) for the year	163.6	369.0	23.4	81.6	26.8	—	—	—	—	736.4	(110.9)	1,290.5
Profit/(loss) attributable to:												—
– Owners of the parent	157.7	332.1	21.1	81.2	26.8	—	—	—	—	736.4	(110.9)	1,245.0
– Non-controlling interest holders	5.9	36.9	2.3	0.4	—	—	—	—	—	—	—	45.5
STATEMENT OF FINANCIAL POSITION at 31 December 2024
Total assets (excluding deferred taxation)	948.5	1,643.5	229.2	549.8	2,010.7	1,053.1	470.5	797.4	541.4	2,862.4	1,743.9	9,988.0
Total liabilities (excluding deferred taxation)	501.5	314.4	87.6	287.0	1,620.0	190.2	139.3	119.4	233.7	682.6	779.1	4,272.2
Net deferred taxation (assets)/liabilities	85.9	190.0	(6.9)	(59.5)	(85.7)	—	—	—	—	208.5	16.6	348.9
Capital expenditure[7]	111.6	206.5	4.7	33.7	388.7	198.0	72.4	80.4	85.1	435.9	2.3	1,183.4
The above is a geographical analysis presented by location of assets. The Group’s operations are primarily involved in gold mining, exploration and related activities. Activities are conducted and investments held both inside and outside
South Africa. The segment results have been prepared and presented based on management’s reporting format. Gold mining operations are managed and internally reported based on the following geographical areas: in South Africa, South
Deep mine, in Ghana, Tarkwa and Damang mines, in Australia, St Ives, Agnew, Granny Smith and Gruyere, in Peru, the Cerro Corona mine and in Chile, Salares Norte. During 2024, Gold Fields acquired 100% of the share capital of Osisko and the transaction was accounted for as an asset acquisition (Refer note 18.2). The Group has exploration interests which are included in the “Corporate and other” segment. Refer to accounting policies on segment reporting on page 68.
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
2“Corporate” represents the items to reconcile segment data to consolidated financial statement totals, including the elimination of intercompany transactions and balances as well as the Group’s exploration interests. This does not represent a separate segment as it does not generate revenue. Included in “Corporate and other” is the adjustment made in respect of the purchase price allocation of South Deep.
3The Osisko asset acquisition is included in the "Corporate and other segment".
4Other costs “Corporate” comprise share of losses of equity-accounted investees, net of taxation of US$53.6 million, Gruyere rainfall event costs of $12.0 million and the balance of US$25.7 million consists mainly of corporate related costs.
5The Australian operations are entitled to transfer and off-set profits and losses from one company to another, therefore it is not meaningful to split the royalties, income or deferred taxation.
6Includes revenue from the sale of copper amounting to US$192.7 million.
7Capital expenditure for the year ended 31 December 2024.

AFR-130	Gold Fields
Notes to the consolidated financial statements continued
for the year ended 31 December 2025
45.Segmental report continued

	South Africa	Ghana		Peru	Chile	Australia							Ghana	Group (continuing and discontinued operations)
Figures in millions unless otherwise stated	South Deep[1]	Tarkwa	Damang	Cerro Corona	Salares Norte	St Ives	Agnew	Granny Smith	Gruyere	Total Australia	Corporate[2]	Continuing operations	Asanko – discontinued operations[3]
INCOME STATEMENT for the year ended 31 December 2023
Revenue[6]	622.8	1,068.9	297.0	451.4	—	717.0	473.6	556.2	313.9	2,060.7	—	4,500.7	115.4	4,616.1
Cost of sales	(384.2)	(603.0)	(303.5)	(291.6)	(1.3)	(398.9)	(268.4)	(292.4)	(190.0)	(1,149.8)	(14.0)	(2,747.0)	(68.9)	(2,815.9)
Cost of sales before gold inventory change and amortisation and depreciation	(315.2)	(455.1)	(178.0)	(227.1)	(12.2)	(322.6)	(200.3)	(223.9)	(108.3)	(855.2)	—	(2,042.4)	(60.5)	(2,102.9)
- Salaries and wages	(102.2)	(59.3)	(23.8)	(46.3)	(0.6)	(48.0)	(37.3)	(70.5)	(11.7)	(167.5)	—	(399.7)	(9.9)	(409.6)
- Consumable stores	(102.0)	(109.6)	(46.4)	(35.1)	(0.1)	(35.0)	(21.5)	(35.1)	(16.0)	(107.6)	—	(400.8)	(26.3)	(427.1)
- Utilities	(36.4)	(21.2)	(17.4)	(14.1)	(0.1)	(22.8)	(4.2)	(19.1)	(14.7)	(60.8)	—	(150.0)	(6.5)	(156.5)
- Mine and other contractors	(41.6)	(226.3)	(70.0)	(69.8)	(11.4)	(145.9)	(91.0)	(32.7)	(27.1)	(296.8)	—	(715.9)	(16.8)	(732.7)
- Other	(33.0)	(38.7)	(20.4)	(61.8)	—	(70.9)	(46.3)	(66.5)	(38.8)	(222.5)	—	(376.0)	(1.0)	(376.9)
Gold inventory change	(13.8)	52.9	(45.0)	46.2	57.1	(3.5)	5.0	(0.4)	(7.8)	(6.7)	—	90.7	(3.7)	87.0
Amortisation and depreciation	(55.2)	(200.8)	(80.5)	(110.7)	(46.2)	(72.8)	(73.1)	(68.1)	(73.9)	(287.9)	(14.0)	(795.3)	(4.7)	(800.0)
Other costs[4]	(3.1)	(16.6)	(4.6)	(11.3)	(3.5)	(6.0)	(3.2)	(0.1)	—	(9.3)	(38.6)	(87.0)	(6.0)	(93.0)
Investment income	8.4	2.6	0.2	—	0.9	1.3	0.5	0.4	0.7	2.9	9.9	24.9	—	24.9
Finance expense	(1.5)	(14.8)	(5.0)	(11.8)	(2.1)	(4.4)	(5.3)	(3.2)	(12.7)	(25.6)	(2.1)	(62.9)	—	(62.9)
Share-based payments	(0.3)	(0.8)	(0.1)	(1.3)	(0.1)	(0.3)	(0.2)	(0.3)	(0.1)	(0.9)	(5.6)	(9.1)	—	(9.1)
Long-term incentive plan	(4.9)	(6.6)	(2.2)	(7.4)	(0.3)	(6.3)	(3.9)	(5.1)	(1.9)	(17.2)	(17.2)	(55.8)	—	(55.8)
Exploration expense	—	(6.0)	(3.0)	(3.9)	(29.3)	(16.6)	(9.8)	(3.7)	(1.9)	(32.0)	(2.0)	(76.2)	—	(76.2)
Restructuring costs	—	(1.6)	(5.5)	—	—	(0.7)	—	—	—	(0.7)	—	(7.8)	—	(7.8)
Silicosis settlement costs	—	—	—	—	—	—	—	—	—	—	4.1	4.1	—	4.1
Ghana expected credit loss	—	(25.4)	(7.8)	—	—	—	—	—	—	—	—	(33.2)	—	(33.2)
Impairment of investments and assets	—	—	—	(156.4)	—	—	—	—	—	—	—	(156.4)	—	(156.4)
Profit/(loss) on disposal of assets	0.3	—	—	(0.1)	—	31.9	0.1	0.1	0.1	32.2	—	32.4	—	32.4
Royalties[5]	(3.1)	(42.8)	(11.9)	(7.0)	—	—	—	—	—	(51.7)	—	(116.4)	(6.6)	(123.0)
Mining and income tax[5]	(68.6)	(129.5)	(7.3)	(2.2)	10.1	—	—	—	—	(243.8)	(23.8)	(465.1)	—	(465.1)
Current taxation	(0.5)	(129.4)	(21.4)	(63.3)	—	—	—	—	—	(230.3)	(13.4)	(458.3)	—	(458.3)
Deferred taxation	(68.1)	(0.1)	14.1	61.1	10.1	—	—	—	—	(13.5)	(10.4)	(6.8)	—	(6.8)
Profit/(loss) for the year	165.8	224.4	(53.7)	(41.6)	(25.6)	—	—	—	—	564.8	(89.3)	745.2	34.0	779.1
Profit/(loss) attributable to:
– Owners of the parent	159.6	202.0	(48.3)	(41.4)	(25.6)	—	—	—	—	564.8	(89.3)	722.2	34.0	756.1
– Non-controlling interest holders	6.2	22.4	(5.4)	(0.2)	—	—	—	—	—	—	—	23.0	—	23.0
STATEMENT OF FINANCIAL POSITION at 31 December 2023
Total assets (excluding deferred taxation)	919.4	1,475.4	331.4	519.3	1,435.7	926.5	841.1	608.5	367.7	2,743.8	475.8	7,900.8	153.3	8,054.1
taxation)	680.8	364.4	98.9	320.4	1,347.2	213.7	153.7	128.0	138.9	634.3	(228.8)	3,217.2	—	3,217.2
Net deferred taxation (assets)/liabilities	30.9	161.4	—	(41.5)	(106.1)	—	—	—	—	194.8	(22.4)	217.1	—	217.1
Capital expenditure[7]	93.1	216.3	4.9	44.4	398.1	97.3	70.4	76.3	51.7	295.7	2.2	1,054.7	24.8	1,079.5
The above is a geographical analysis presented by location of assets. The Group’s operations are primarily involved in gold mining, exploration and related activities. Activities are conducted and investments held both inside and outside
South Africa. The segment results have been prepared and presented based on management’s reporting format. Gold mining operations are managed and internally reported based on the following geographical areas: in South Africa, South
Deep mine, in Ghana, Tarkwa and Damang mines, in Australia, St Ives, Agnew, Granny Smith and Gruyere, in Peru, the Cerro Corona mine and in Chile, Salares Norte. Asanko Gold was presented as a discontinued operation as a result of the sale transaction (Refer notes 15). The Group also exploration interests which are included in the “Corporate and other” segment. Refer to accounting policies on segment reporting on page 68.
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
2“Corporate” represents the items to reconcile segment data to consolidated financial statement totals, including the elimination of intercompany transactions and balances as well as the Group’s exploration interests. This does not represent a separate segment as it does not generate revenue. Included in “Corporate and other” is the adjustment made in respect of the purchase price allocation of South Deep.
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
4Other costs “Corporate” comprise share of losses of equity-accounted investees, net of taxation of US$32.6 million and the balance of US$6.0 million consists mainly of corporate-related costs.
5The Australian operations are entitled to transfer and off-set profits and losses from one company to another, therefore it is not meaningful to split the royalties, income or deferred taxation.
6Includes revenue from the sale of copper amounting to US$207.6 million.
7Capital expenditure for the year ended 31 December 2023.

AFR-131	Gold Fields
46.Major Group investments – direct and indirect

		Shares held		Group beneficial interest
	Notes	2025	2024	2025	2024

Subsidiaries
Unlisted
Abosso Goldfields Ltd[8]
– Class “A” shares	1	49,734,000	49,734,000	90.0%	90.0%
– Class “B” shares	1	4,266,000	4,266,000	90.0%	90.0%
Agnew Gold Mining Company Pty Ltd	2	54,924,757	54,924,757	100.0%	100.0%
GFI Joint Venture Holdings (Pty) Ltd	3	311,668,564	311,668,564	100.0%	100.0%
GFL Mining Services Ltd	3	235,676,387	235,676,387	100.0%	100.0%
Gold Fields Ghana Ltd[9]	1	900	900	90.0%	90.0%
Gold Fields Group Services (Pty) Ltd	3	1	1	100.0%	100.0%
Gold Fields Holdings Company Ltd	5	4,330	4,330	100.0%	100.0%
Gold Fields La Cima S.A.[10]	4	1,426,050,205	1,426,050,205	99.5%	99.5%
Gold Fields Operations Ltd	3	156,279,947	156,279,947	100.0%	100.0%
Gold Fields Orogen Holding (BVI) Ltd	5	2,334	2,334	100.0%	100.0%
Gruyere Mining Company Pty Ltd	2	1	1	100.0%	100.0%
GSM Mining Company Pty Ltd	2	1	1	100.0%	100.0%
Minera Gold Fields Salares Norte SpA	6	338,276,530	338,276,530	100.0%	100.0%
Newshelf 899 (Pty) Ltd	3
– Class “A” shares[11]		90,000,000	90,000,000	100.0%	100.0%
– Class “B” shares[12,13]		—	—	—%	—%
St Ives Gold Mining Company Pty Ltd	2	281,051,329	281,051,329	100.0%	100.0%
Windfall Mining Group Inc.	7	1,637,292,255	1,317,173,539	100.0%	100.0%
1Incorporated in Ghana.
2Incorporated in Australia.
3Incorporated in the Republic of South Africa.
4Incorporated in Peru.
5Incorporated in the British Virgin Islands.
6Incorporated in Chile.
7Incorporated in Canada.
8Abosso Goldfields Ltd (“Abosso”) owns the Damang operation in Ghana. The accumulated non-controlling interest of Abosso at 31 December 2025 amounts to
US$6.0 million (2024: US$14.8 million). A dividend of US$11.5 million was paid to non-controlling interest holders during 2025 (2024: US$8.4 million). Refer to the segment reporting, note 45, for summarised financial information of Damang.
9Gold Fields Ghana Ltd (“GFG”) owns the Tarkwa operation in Ghana. The accumulated non-controlling interest of GFG at 31 December 2025 amounts to US$118.7 million
(2024: US$113.9 million). A dividend of US$41.0 million was paid to non-controlling interest holders during 2025 (2024: US$18.0 million). Refer to the segment reporting, note 45, for summarised financial information of Tarkwa.
10Gold Fields La Cima S.A. (“La Cima”) owns the Cerro Corona operation in Peru. The accumulated non-controlling interest of La Cima at 31 December 2025 amounts to
US$2.1 million (2024: US$1.5 million). A dividend of US$0.5 million was paid to non-controlling interest holders during 2025 (2024: US$nil). Refer to the segment reporting, note 45, for financial information of Cerro Corona.
11The South Deep Joint Venture (“SDJV”) owns and operates the South Deep Gold Mine. The SDJV is an unincorporated joint venture between Gold Fields Operations
Limited (“GFO”) and GFI Joint Venture Holdings Proprietary Limited (“GFIJVH”). GFO and GFIJVH are wholly owned subsidiaries of Newshelf 899 Proprietary Limited
(“Newshelf”). The share capital of Newshelf comprises of:
90,000,000 "A” shares, representing 90% of Newshelf’s equity. Gold Fields Limited is the holder of the “A” shares; and
10,000,000 "B” shares, representing 10% of Newshelf’s equity. South Deep’s BEE shareholders are the holders of the “B” shares.
The accumulated non-controlling interest of Newshelf at 31 December 2025 amounts to US$112.9 million (2024: US$32.8 million). Refer to the segment reporting, note
45, for financial information of the South Deep mine.
12The "B” shares entitle the BEE shareholders to a cumulative preferential dividend of R20.0 million per annum for the first 10 years (expired in December 2020),
R13.3 million per annum for the next five years and R6.7 million for the five years thereafter. After 20 years, this preferential dividend will cease. The “B” shares’ rights to participate in the profits of Newshelf over and above the cumulative preferred dividend were initially suspended. The suspension will be lifted over a 20 years period on a phased-in basis as follows:
•after 10 years, in respect of one-third of the “B” shares;
•after 15 years, in respect of another one-third of the “B” shares; and
•after 20 years, in respect of the remaining one-third of the “B” shares.
After 20 years, all of the “B” shares will substantially have the same rights as the “A” shares. The BEE shareholders must retain ownership of the “B” shares for 30 years.
13On 6 December 2025, per the South Deep BEE transaction an economic interest of 6.90% In Newshelf 899 (Proprietary) Limited vested to the BEE non-controlling interest holders.

AFR-132	Gold Fields
Notes to the consolidated financial statements continued
for the year ended 31 December 2025
46.Major Group investments – direct and indirect continued

	Shares held		Group beneficial interest
	2025	2024	2025	2024

Other[1]
Listed associates
Lunnon Metals Limited	67,327,550	67,327,550	30.2%	30.5%
Vior Mining Exploration Company Inc.[2]	—	52,076,544	—%	20.7%
Listed equity investments
Amarc Resources Limited	6,000,000	5,000,000	2.7%	2.3%
Chakana Copper Corp[3]	4,586,169	45,861,699	10.3%	17.2%
Founders Metals Inc.[3]	12,048,193	—	10.5%	—%
Galiano Gold Inc. (formerly Asanko Gold Inc.)[3]	—	50,471,657	—%	19.6%
Generation Mining Limited	8,594,000	8,594,000.00	3.2%	3.6%
Great Southern Mining Limited	46,108,597	46,108,597.00	4.6%	4.7%
Hamelin Gold Limited[3]	35,132,500	23,500,000	17.7%	14.9%
Killi Resources Limited[3]	15,346,797	15,346,797.00	10.9%	10.9%
Lefroy Exploration Limited[3]	21,613,910	21,613,910	8.7%	8.8%
Mineral Resource Limited	655,031	655,031	0.3%	0.3%
Onyx Gold Corp[3]	8,431,579	2,631,579	9.9%	5.3%
O3 Mining Inc.[3]	—	18,291,854	—%	15.6%
Osisko Metals Inc.	10,992,200	10,992,200	1.6%	3.6%
Queen's Road Capital Investments Limited	—	1,968,500	—%	4.0%
Torq Resources Inc.[3]	20,678,260	20,678,260	11.1%	14.9%
Tesoro Gold Limited[3]	23,017,782	272,350,072	12.9%	17.5%
Vior Mining Exploration Company Inc.[2,3]	82,971,574	—	19.9%	—%
Yandal Resources Limited[3]	56,514,384	—	14.9%	—%
1Only major investments are listed individually.
2On 27 February 2025, Gold Fields shareholding was diluted to below 20%. An assessment was performed and the Group concluded it no longer had significant influence and Vior was reclassified to listed investments on the date of dilution.
3An assessment has been performed and the Group does not have significant influence.

AFR-133	Gold Fields
Operating and financial information by mine (unaudited)
for the year ended 31 December 2025

	South Deep - total managed
	Gold produced					Net earnings (before minorities)
	Tonnes Milled	Yield* g/tonne	Kilograms	’000 ounces	All-in costs** US$/oz	SA Rand million	US$ million

Year to 30 June
2007#	1,104,000	4.6	5,076	163	595	(46.8)	(6.5)
2008	1,367,000	5.3	7,220	232	727	(143.1)	(19.7)
2009	1,241,000	4.4	5,434	175	717	(10.9)	(1.2)
2010	1,681,000	4.9	8,236	265	811	(81.0)	(10.7)
Six months to December 2010	1,101,000	4.1	4,547	146	939	(96.5)	(13.5)
Year to 31 December
2011	2,440,000	3.5	8,491	273	1,073	146.4	20.3
2012	2,106,000	4.0	8,411	270	1,105	122.1	14.9
2013	2,347,000	4.0	9,397	302	1,045	(206.9)	(21.6)
2014	1,323,000	4.7	6,236	200	1,732	(897.7)	(83.0)
2015	1,496,000	4.1	6,160	198	1,559	(700.5)	(55.2)
2016	2,248,000	4.0	9,032	290	1,234	191.1	13.0
2017	2,081,000	4.2	8,748	281	1,400	(337.6)	(25.3)
2018	1,320,000	3.7	4,885	157	2,012	(3,009.2)	(224.7)
2019	1,666,000	4.1	6,907	222	1,259	104.4	7.2
2020	2,258,000	3.1	7,056	227	1,260	578.6	35.3
2021	2,922,000	3.1	9,101	293	1,379	1,693.4	114.5
2022	2,984,600	3.4	10,200	328	1,356	2,401.8	146.7
2023	3,008,000	3.3	10,021	322	1,349	3,058.3	165.8
2024	3,001,000	2.8	8,313	267	1,794	2,999.5	163.6
2025	3,001,000	3.2	9,605	309	1,841	8,915.1	506.8
Total	40,695,600	3.8	153,076	4,920
#For the seven months ended 30 June 2007, since acquisition control.
*Combined surface and underground yield
**All-in costs: as from 2014 per the new World Gold Council Standard issued on 27 June 2013. Up to 2014, cash cost was the key metric.

AFR-134	Gold Fields
Operating and financial information by mine (unaudited) continued
for the year ended 31 December 2025

	Tarkwa mine – total managed
	Gold produced					Net earnings (before minorities)
	Tonnes treated	Yield g/tonne	Kilograms	’000 ounces	All-in costs** US$/oz	US$ million

Year to 30 June
1994 – 2005	91,612,600	1.2	108,546	3,490	n/a	210.9
2006	21,487,000	1.0	22,060	709	292	97.8
2007	22,639,000	1.0	21,684	697	333	116.9
2008	22,035,000	0.9	20,095	646	430	147.8
2009	21,273,000	0.9	19,048	612	521	100.0
2010	22,716,000	1.0	22,415	721	536	187.9
Six months to December 2010	11,496,000	1.0	11,261	362	562	135.6
Year to 31 December
2011	23,138,000	1.0	22,312	717	556	401.4
2012	22,910,000	1.0	22,358	719	673	263.7
2013	19,275,000	1.0	19,664	632	816	(16.2)
2014	13,553,000	1.3	17,363	558	1,068	83.7
2015	13,520,000	1.3	18,229	586	970	87.5
2016	13,608,000	1.3	17,669	568	959	116.9
2017	13,527,000	1.3	17,617	566	940	85.4
2018	13,791,000	1.2	16,330	525	951	40.1
2019	13,749,000	1.2	16,146	519	958	101.3
2020	14,234,000	1.1	16,370	526	1,017	173.5
2021	13,877,000	1.2	16,227	522	1,155	259.8
2022	14,016,000	1.2	16,535	532	1,248	(32.8)
2023	14,102,000	1.2	17,138	551	1,293	224.4
2024	14,926,000	1.1	16,703	537	1,629	369.0
2025	15,007,000	1.0	14,759	475	2,049	455.6
Total	446,491,600	1.1	490,529	15,770
Surface operation from F1999.
**All-in costs: as from 2014 per the new World Gold Council Standard issued on 27 June 2013. Up to 2014, cash cost was the key metric.

AFR-135	Gold Fields

	Damang mine – total managed
	Gold produced					Net earnings (before minorities)
	Tonnes treated	Yield g/tonne	Kilograms	’000 ounces	All-in costs** US$/oz	US$ million

Year to 30 June
2002# – 2005	17,279,000	1.8	30,994	996	n/a	76.1
2006	5,328,000	1.4	7,312	235	341	27.2
2007	5,269,000	1.1	5,843	188	473	16.0
2008	4,516,000	1.3	6,041	194	551	25.9
2009	4,991,000	1.2	6,233	200	660	9.0
2010	5,028,000	1.3	6,451	207	660	45.9
Six months to December 2010	2,491,000	1.5	3,637	117	636	39.4
Year to 31 December
2011	4,942,000	1.4	6,772	218	701	100.5
2012	4,416,000	1.2	5,174	166	918	36.3
2013	3,837,000	1.2	4,760	153	1,060	(118.3)
2014	4,044,000	1.4	5,527	178	1,175	3.4
2015	4,295,000	1.2	5,220	168	1,326	(89.3)
2016	4,268,000	1.1	4,594	148	1,254	(4.5)
2017	4,590,000	1.0	4,467	144	1,827	20.4
2018	4,205,000	1.3	5,630	181	1,506	(8.3)
2019	4,645,000	1.4	6,482	208	1,147	25.5
2020	4,798,000	1.4	6,936	223	1,035	45.2
2021	4,720,000	1.7	7,913	254	852	98.7
2022	4,784,000	1.5	7,154	230	1,083	85.7
2023	4,821,000	1.0	4,747	153	1,679	(53.7)
2024	4,959,000	0.8	4,199	135	2,002	23.0
2025	4,762,000	0.6	3,033	98	2,461	26.9
Total	112,988,000	1.3	149,119	4,794
#F2002 – For the five months ended 30 June, since acquisition.
**All-in costs: as from 2014 per the new World Gold Council Standard issued on 27 June 2013. Up to 2014, cash cost was the key metric.

	Asanko mine# – 45%
	Gold produced					Net earnings (before minorities)
	Tonnes treated	Yield g/tonne	Kilograms	’000 ounces	All-in costs** US$/oz	US$ million

Year to 31 December
2018	944,000	1.5	1,400	45	1,175	(1.1)
2019	2,474,000	1.4	3,513	113	1,214	4.3
2020	2,674,000	1.3	3,499	113	1,316	59.4
2021	2,670,000	1.1	2,942	95	1,559	27.0
2022	2,623,050	0.9	2,384	77	1,435	18.8
2023	2,737,000	0.7	1,876	60	1,672	34.0
Total	14,122,050	1.1	15,614	503
#Asanko was an equity accounted joint venture and was equity accounted since 31 July 2018. On 21 December 2023, Gold Fields announced the divestment of its 45% shareholding in Asanko Gold to the joint venture partner Galiano Gold. The investment in Asanko Gold was presented as an asset held for sale at 31 December 2023. The transaction was subject to a number of conditions and was concluded on 4 March 2024. For the purpose of the review of the Group results up to the date of classification as an asset held for sale by the Chief Operating Decision Maker (“CODM”), in terms of IFRS 8 Operating Segments, Asanko was proportionately consolidated. As a result, the operating and financial information by mine included analysis of Asanko’s results.
**All-in costs per the new World Gold Council Standard issued on 27 June 2013.

AFR-136	Gold Fields
Operating and financial information by mine (unaudited) continued
for the year ended 31 December 2025

	St Ives mine
	Gold produced
	Tonnes treated	Yield g/tonne	Kilograms	’000 ounces	All-in costs** US$/oz	All-in costs** A$/oz

Year to 30 June
2002# – 2005	21,960,000	2.7	59,838	1,924	254	379
2006	6,690,000	2.3	15,440	496	339	453
2007	6,759,000	2.2	15,146	487	424	540
2008	7,233,000	1.8	12,992	418	582	649
2009	7,262,000	1.8	13,322	428	596	805
2010	6,819,000	1.9	13,097	421	710	806
Six months to December 2010	3,284,000	2.3	7,557	243	710	757
Year to 31 December
2011	6,745,000	2.1	14,449	465	901	873
2012	7,038,000	2.0	13,992	450	931	899
2013	4,763,000	2.6	12,525	403	833	861
2014	4,553,000	2.5	11,246	362	1,164	1,289
2015	3,867,000	3.0	11,566	372	969	1,287
2016	4,046,000	2.8	11,290	363	949	1,273
2017	4,198,000	2.7	11,319	364	916	1,198
2018	4,251,000	2.7	11,415	367	902	1,207
2019	4,466,000	2.6	11,527	371	963	1,385
2020	4,817,000	2.5	11,972	385	873	1,266
2021	4,088,000	3.0	12,224	393	1,040	1,385
2022	3,857,000	3.0	11,717	377	1,104	1,594
2023	4,086,000	2.8	11,565	372	1,301	1,958
2024	4,191,000	2.5	10,295	331	1,903	2,885
2025	4,545,000	2.5	11,496	370	2,160	3,352
Total	129,518,000	2.4	315,990	10,162
#F2002 – For the seven months ended 30 June, since acquisition.
**All-in costs: as from 2014 per the new World Gold Council Standard issued on 27 June 2013. Up to 2014, cash cost was the key metric.

AFR-137	Gold Fields

	Agnew mine
	Gold produced
	Tonnes treated	Yield g/tonne	Kilograms	’000 ounces	All-in costs** US$/oz	All-in costs** A$/oz

Year to 30 June
2002# – 2005	4,299,000	4.6	19,911	640	236	357
2006	1,323,000	5.2	6,916	222	266	355
2007	1,323,000	5.0	6,605	212	295	377
2008	1,315,000	4.8	6,336	204	445	496
2009	1,066,000	5.6	5,974	192	401	541
2010	883,000	5.8	5,140	165	539	611
Six months to December 2010	417,000	5.9	2,477	80	621	662
Year to 31 December
2011	935,000	6.5	6,035	194	696	675
2012	943,000	5.8	5,494	177	827	799
2013	974,000	6.9	6,705	216	625	646
2014	1,246,000	6.8	8,419	271	990	1,096
2015	1,218,000	6.0	7,360	237	959	1,276
2016	1,176,000	6.1	7,134	229	971	1,301
2017	1,235,000	6.1	7,502	241	977	1,276
2018	1,178,000	6.3	7,434	239	1,026	1,374
2019	1,231,000	5.5	6,824	219	1,152	1,656
2020	1,357,000	5.3	7,257	233	1,053	1,528
2021	1,254,000	5.5	6,936	223	1,308	1,741
2022	1,198,000	6.2	7,440	239	1,298	1,875
2023	1,342,000	5.7	7,617	245	1,288	1,939
2024	1,158,000	6.2	7,154	230	1,477	2,240
2025	1,199,000	6.4	7,630	245	1,682	2,609
Total	28,270,000	5.7	160,300	5,153
#For the seven months ended 30 June, since acquisition.
**All-in costs: as from 2014 per the new World Gold Council Standard issued on 27 June 2013. Up to 2014, cash cost was the key metric.

	Granny Smith mine
	Gold produced
	Tonnes treated	Yield g/tonne	Kilograms	’000 ounces	All-in costs** US$/oz	All-in costs** A$/oz

Year to 31 December
2013 from October	330,000	5.9	1,935	62	786	812
2014	1,472,000	6.7	9,804	315	809	896
2015	1,451,000	6.5	9,365	301	764	1,017
2016	1,446,000	6.1	8,827	284	834	1,119
2017	1,726,000	5.2	9,030	290	896	1,171
2018	1,778,000	4.9	8,709	280	925	1,239
2019	1,753,000	4.9	8,547	275	922	1,325
2020	1,719,000	4.9	8,386	270	1,010	1,465
2021	1,662,000	5.2	8,684	279	1,161	1,545
2022	1,583,000	5.7	8,955	288	1,171	1,691
2023	1,765,000	5.0	8,830	284	1,196	1,800
2024	1,571,000	5.7	8,927	287	1,270	1,925
2025	1,342,000	6.1	8,140	262	1,564	2,427
Total	19,598,000	5.5	108,139	3,477
**All-in costs: as from 2014 per the new World Gold Council Standard issued on 27 June 2013. Up to 2014, cash cost was the key metric.

AFR-138	Gold Fields
Operating and financial information by mine (unaudited) continued
for the year ended 31 December 2025

	Gruyere mine#,1
	Gold produced
	Tonnes treated	Yield g/tonne	Kilograms	’000 ounces	All-in costs** US$/oz	All-in costs** A$/oz

Year to 31 December
2019[1]	1,639,000	0.9	1,541	50	2,900	4,170
2020[1]	4,054,000	1.0	4,016	129	931	1,350
2021[1]	4,219,000	0.9	3,835	123	1,158	1,541
2022[1]	4,432,500	1.1	4,893	157	991	1,431
2023[1]	4,693,000	1.1	5,008	161	1,190	1,792
2024[1]	4,375,000	1.0	4,479	144	1,632	2,474
2025[1]	6,122,000	1.0	5,788	186	2,030	3,150
Total	29,534,500	1.0	29,560	950
#The Gruyere project was successfully completed during 2019, with first gold produced in June 2019. Commercial levels of production were achieved at the end of September 2019.
**All-in costs: per the World Gold Council Standard issued on 27 June 2013.
1Results are reported on a 50% basis up to the acquisition of Gold Road on 26 September 2025 and on a 100% basis from that date forward. Refer note 18.3 for further details.

	Australia[1]
	Net earnings
	US$ million	A$ million

Year to 30 June
2002# – 2005	181.2	296.2
2006	39.3	52.6
2007	41.5	52.8
2008	36.8	41.2
2009	69.8	94.3
2010	81.0	89.9
Six months to December 2010	60.9	64.9
Year to 31 December
2011	189.6	183.8
2012	88.9	85.8
2013	(138.9)	(143.6)
2014	94.5	104.7
2015	175.5	233.3
2016	219.5	294.4
2017	204.3	266.8
2018	190.2	254.5
2019	159.3	229.0
2020	381.2	553.4
2021	475.8	633.2
2022	506.1	730.5
2023	564.8	851.5
2024	736.4	1,117.6
2025	2,133.0	3,292.0
Total	6,490.7	9,378.8
#F2002 – For the seven months ended 30 June 2002, since acquisition.
1Results for the Gruyere mine included in the Australia region earnings are reported on a 50% basis up to the acquisition of Gold Road on 26 September 2025 and on a 100% basis from that date forward. Refer note 18.3 for further details.

AFR-139	Gold Fields

	Cerro Corona mine – total managed
	Gold produced*
	Tonnes treated	Yield g/tonne	Kilograms	’000 ounces	All-in costs** US$/eq oz	Net earnings (before minorities) US$ million

Year to 30 June
2009#	4,547,000	1.5	6,822	219	369	25.4
2010	6,141,000	2.0	12,243	394	348	90.8
Six months to December 2010	3,102,000	2.0	6,206	200	395	93.3
Year to 31 December
2011	6,593,000	1.8	11,915	383	437	208.5
2012	6,513,000	1.6	10,641	342	492	217.6
2013	6,571,000	1.5	9,851	317	491	80.5
2014	6,797,000	1.5	10,156	327	702	66.5
2015	6,710,000	1.4	9,196	296	777	(93.4)
2016	6,977,000	1.2	8,405	270	762	(73.1)
2017	6,796,000	1.4	9,540	307	673	97.4
2018	6,644,000	1.5	9,767	314	699	42.6
2019	6,718,000	1.4	9,104	293	810	83.1
2020	6,796,000	0.9	6,442	207	1,119	53.9
2021	6,817,000	1.1	7,723	248	1,040	54.8
2022	6,721,000	1.2	8,103	261	998	27.9
2023	6,485,000	1.1	7,440	239	1,146	(41.6)
2024	6,310,000	0.9	5,381	173	1,585	81.6
2025	6,330,000	0.8	5,213	168	1,890	238.6
Total	113,568,000	1.4	154,148	4,958
#Transition from project to operation from September 2008.
*Cerro Corona is a gold and copper mine. As such, gold produced and all-in costs are based on gold equivalent ounces.
**All-in costs: as from 2014 per the new World Gold Council Standard issued on 27 June 2013. Up to 2014, cash cost was the key metric.

	Salares Norte#
	Gold produced*
	Tonnes treated	Yield g/tonne	Kilograms	’000 ounces	All-in costs** US$/eq oz	Net earnings US$ million

Year to 31 December
2024	156,000	9.1	1,400	45	12,058	26.8
2025	1,284,000	9.6	12,333	397	1,431	681.1
Total	1,440,000	9.6	13,733	442
*Salares Norte is a gold and silver mine. As such, gold produced and all-in costs are based on gold equivalent ounces.
#Salares Norte achieved commercial levels of production on 31 August 2025 and reached steady state operations in Q4 2025.
**All-in costs: per the World Gold Council Standard issued on 27 June 2013.

AFR-140	Gold Fields
Shareholders’ information (unaudited)
Register date: 31 December 2025
Issued Share Capital: 895,024,247 shares

	Number of shareholders	%	Number of shares	%

Shareholder spread
1 – 1000 shares	22,083	87.5%	2,615,132	0.3%
1001 – 10 000 shares	1,578	6.3%	5,070,538	0.6%
10 001 – 100 000 shares	996	3.9%	36,981,299	4.1%
100 001 – 1 000 000 shares	468	1.9%	141,337,471	15.8%
Over 1 000 000 shares	108	0.4%	709,019,807	79.2%
Total[1]	25,233	100.0%	895,024,247	100.0%

Distribution of shareholders
American Depositary Receipts	1	—%	173,202,526	19.4%
Banks	243	1.0%	118,126,461	13.2%
Brokers	60	0.2%	84,777,193	9.5%
Close Corporations	101	0.4%	80,210	—%
Control Account	1	—%	813,900	0.1%
Endowment Funds	104	0.4%	1,532,662	0.2%
Individuals	21,373	84.7%	7,194,679	0.8%
Insurance Companies	93	0.4%	21,035,425	2.4%
Investment Companies	9	—%	2,460,346	0.3%
Medical Aid Schemes	39	0.2%	1,583,023	0.2%
Mutual Funds	1,150	4.6%	245,897,235	27.5%
Nominees and Trusts	800	3.2%	6,153,580	0.7%
Other Corporations	32	0.1%	457,613	0.1%
Other	2	—%	25,943	—%
Pension Funds	752	3.0%	222,109,510	24.8%
Private Companies	465	1.8%	2,976,766	0.3%
Public Companies	6	—%	1,589,023	0.2%
Share Trust	2	—%	5,008,152	0.6%
Total[1]	25,233	100.0%	895,024,247	100.0%

Public/Non-public Shareholders
Non-public Shareholders	4	—%	5,034,095	0.6%
Share Trust	2	—%	5,008,152	0.6%
Own Holdings	2	—%	25,943	—%
Public Shareholders	25,229	100.0%	889,990,152	99.4%
Total[1]	25,233	100.0%	895,024,247	100.0%
1Treasury shares were purchased by the Group and a portion was issued to participants upon vesting of employee share options in 2025. Refer note 26 for further details.
2A breakdown of the directors' and prescribed officers' shareholding is provided on page 11 of this report.

AFR-141	Gold Fields

Beneficial shareholders holding of 3% or more	Number of shares	%

Public Investment Corporation (Government Employees Pension Fund)	180,381,384	20.2%
VanEck Vectors Gold Miners ETF	27,966,686	3.1%
Total	208,348,070	23.3%

Fund managers holding of 3% or more	Number of shares	%

Public Investment Corporation	150,818,159	16.9%
BlackRock Inc	60,097,464	6.7%
VanEck Global	35,114,994	3.9%
The Vanguard Group, Inc	39,778,712	4.4%
M&G Investments	28,873,099	3.2%
Ninety One	36,899,346	4.1%
Total	351,581,774	39.2%

Foreign custodian holding of 3% or more	Number of shares	%

State Street Bank And Trust	75,020,567	8.4%
JPMorgan Chase Bank, National Association	72,361,071	8.1%
Citibank NA London	53,357,433	6.0%
Total	200,739,071	22.5%

AFR-142	Gold Fields
Glossary of terms

AISC
All-in sustaining costs. AISC comprises on-site mining costs (on a sales basis); on-site general and administrative costs; royalties and production taxes; realised gains/losses on hedges due to operating costs; community costs related to current operations; permitting costs related to current operations;
third-party smelting, refining and transport costs; non-cash remuneration (site-based); stock-piles/
product inventory write-down; operational stripping costs; by-product credits; corporate general and administrative costs (including share-based remuneration); reclamation and remediation – accretion and amortisation (operating sites); exploration and study costs (sustaining); and capital exploration
(sustaining)

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

AFR-143	Gold Fields

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
realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified

AFR-144	Gold Fields
Glossary of terms continued

PFS	Pre-Feasibility Study
SEC	United States Securities Exchange Commission
TB	Tuberculosis
TEC	Total employees costed
g	gram
g/t	grams per metric tonne – gold or silver grade
kg	kilogram
koz	thousand ounces
kt	thousand metric tonnes
Moz	million ounces
oz	fine troy ounce equalling 31.10348 grams
R	South African Rand
R/kg	South African Rand per kilogram
Rm	million South African Rand
R/t	South African Rand per metric tonne
t	metric tonne
US$	United States Dollar
US$m	million United States Dollar
US$/oz	United States Dollar per ounce
A$	Australian Dollar
A$m	million Australian States Dollar
A$/oz	Australian Dollar per ounce
C$	Canadian Dollar
C$m	million Canadian Dollar

AFR-145	Gold Fields
Administration and corporate information
Corporate Secretary
Anré Weststrate
Mobile: +27 83 635 5961
Email: anré.weststrate@goldfields.com
Registered Office
Johannesburg
Gold Fields Limited
150 Helen Road
Sandown
Sandton
2196
Postnet Suite 252
Private Bag X30500
Houghton
2041
Tel: +27 11 562 9700
Office of the United Kingdom Secretaries
London
St James’s Corporate Services Limited
Second Floor
107 Cheapside
London
EC2V 6DN
United Kingdom
Tel: +44 (0) 20 3869 0706
Email: general@corpserv.co.uk
American depository receipts transfer agent
Shareholder correspondence should be mailed to:
BNY Mellon
PO Box 43006
Providence, RI
02940 – 3078
Overnight correspondence should be sent to:
BNY Mellon
150 Royall Street, Suite 101
Canton, MA 02021
Tel: 888 247 3871 Domestic
Tel: 201 680 6825 Foreign
Email: shrrelations@cpushareownerservices.com
Sponsor
J.P. Morgan Equities South Africa Proprietary Limited
1 Fricker Road
Illovo, Johannesburg 2196
South Africa
Gold Fields Limited
Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code: GFI
Issuer code: GOGOF
ISIN: ZAE 000018123
Investor and media enquiries
Jongisa Magagula
Mobile: +27 82 562 5288
Email: jongisa.magagula@goldfields.com
Email: investor.relations@goldfields.com
Kershnee Govender
Mobile: +27 83 564 4090
Email: kershnee.govender@goldfields.com
Email: media@goldfields.com
Transfer secretaries
South Africa
Computershare Investor Services (Proprietary) Limited
Rosebank Towers
15 Biermann Avenue
Rosebank
Johannesburg
2196
Private Bag X9000
Saxonwold
2132
Tel: +27 11 370 5000
Fax: +27 11 688 5248
United Kingdom
MUFG Corporate Markets (formerly Link Group)
Central Square
29 Wellington Road
Leeds, LSI 4 DL
United Kingdom
Tel: +44 (0) 371 664 0300
Email: shareholderenquiries@cm.mpms.mufg.com
Calls are charged at the standard geographic rate and will vary by provider. Lines outside the United Kingdom will be charged at the applicable international rate. Business is open between 09:00 – 17:30,
Monday to Friday excluding public holidays in England and Wales.
Listings
JSE/NYSE/GFI
Directors
YGH Suleman (Chairperson), MJ Fraser* (Chief Executive Officer)
AT Dall* (Chief Financial Officer), A Andani#, ZBM Bassa, MC Bitar@,
TP Goodlace, SL McCrae&, JE McGill^, JF MacKenzie,
MI RawlinsonT, PG Sibiya, CAT Smit
South African unless otherwise stated. ^Australian, †British, &Canadian, @Chilean,
#Ghanaian, *Executive director
www.goldfields.com
1 GOLD FIELDS Sustainability Report 2025 Creating enduring value beyond mining 2025 Gold Fields Limited Sustainability Report

2 GOLD FIELDS Sustainability Report 2025 Contents Who we are About this report 3 About Gold Fields 5 Our global operations 6 Delivering positive social and environmental impact Reflections from our SET and SHSD Committee Chairpersons 19 Delivering positive social impact 20 Protecting our people and fostering respect 21 Delivering positive impact for society 31 Delivering positive environmental impact 40 Mitigating climate change 41 Preserving natural resources 55 Preventing serious environmental harm 60 Human rights 64 Our approach and impact Foreword from our Chief Executive Officer 8 Our purpose-driven approach to sustainability 10 How we govern sustainability 12 Our sustainability-related material matters 13 Our sustainability-related risks and opportunities 14 Appendices Group and operational carbon and environmental performance 68 TCFD index 71 Disclaimer and forward-looking statements 73 Glossary 74 Administration and corporate information 76 Send us your feedback We value your feedback on our reporting suite. We aim to report on the issues our stakeholders care about. Pease provide any feedback and questions to investors@goldfields.com or sustainability@goldfields.com. You can also visit www.goldfields.com and download the feedback form. Gold Fields’ reporting suite can be accessed on our website. About our cover Our 2025 Sustainability Report cover photo shows an overview of existing facilities at the Windfall Project in Canada. Quick navigation icons This is an interactive report. Navigation tools are on the top of each page. Navigation icons Further reading available within this report Further information available online Integrated Annual Report Details how Gold Fields creates, preserves and erodes value over time, and serves as our primary report to capital providers. This report also includes valuable information for other stakeholders. Notice of Annual General Meeting Details the resolutions to be tabled to shareholders at our 2025 Annual General Meeting. Annual Financial Report Contains the Directors’ Report, Audit Committee Report and Annual Financial Statements, fulfilling our statutory financial reporting requirements. Mineral Resources and Mineral Reserves Supplement Provides detailed technical and operational information relating to our operations. Tax Transparency Report Defines our tax principles and the Group's approach to tax, and includes our country-by-country report. Sustainability Report Provides an overview of how Gold Fields delivers positive social and environmental impact through responsible mining practices. ESG databook Includes key data, as well as cross references to the GRI, ICMM Principles, UN Global Compact Principles, UN Sustainable Development Goals and the Value Reporting Foundation. Form 20-F Comprises our annual report on Form 20-F filed with the United States Securities and Exchange Commission as a foreign private issuer trading on the New York Stock Exchange. linkedin.com/ company/gold-fields business.facebook.com/ GoldFieldsLTD @GoldFields_LTD instagram.com/ goldfields_ltd/ Who we are Our approach and impact Delivering positive social and environmental impact Appendices

About this report This Sustainability Report provides a detailed view of Gold Fields Limited’s (Gold Fields, the Group or the Company) social and environmental performance for the year ended 31 December 2025. It sets out how we make a positive impact through responsible mining practices and our relationships with employees, suppliers, host communities and other stakeholders, and how we manage our social and environmental impacts. Reporting scope and boundary This report forms part of Gold Fields’ integrated reporting suite and should be read alongside the Integrated Annual Report (IAR) and supporting information on our website, including our ESG databook. This report includes financial and non-financial data relating to our nine mines in Australia, South Africa, Ghana, Chile and Peru. Non- financial data for Salares Norte is included from 1 September to 31 December 2025, following the achievement of full commercial production, in accordance with our sustainability performance reporting guidance. Except where noted, this report excludes data relating to our Windfall project in Canada. While not yet part of operational reporting, Windfall’s development remains a key element in Gold Fields’ future production and portfolio quality. Where relevant, selected data for Windfall is disclosed separately to support transparency. In line with our reporting approach, performance metrics are disaggregated between producing and non-producing assets to maintain comparability. Socio-economic development spend includes spend by the South Deep trusts and the Gold Fields Ghana Foundation. The report also includes any material events after year- end and up to the date of Board approval on 24 March 2026. Reporting landscape Alignment with global standards We are dedicated to transparent reporting, providing stakeholders with the information needed to assess our performance and understand the challenges and risks we face. To support this commitment, we consider the following global frameworks, standards and principles: • JSE Listings Requirements and NYSE Listings Requirements • King IV Report on Corporate Governance for South Africa, 2016 (King IV)1 • International Council on Mining and Metals (ICMM) Sustainable Development Framework and Mining Principles • World Gold Council Responsible Gold Mining Principles • Global Reporting Initiative (GRI) Universal Standards • United Nations (UN) Guiding Principles on Business and Human Rights • The 10 principles of the UN Global Compact • Voluntary Principles on Security and Human Rights • CDP • Extraction Industries Transparency Initiative (EITI) • Global Industry Standard on Tailings Management (GISTM) • International Cyanide Management Code • Task Force on Climate-related Financial Disclosures (TCFD) • Taskforce on Nature-related Financial Disclosures (TNFD) 1 Copyright and trademarks are owned by the Institute of Directors South Africa NPC and all of its rights are reserved Our ESG databook provides detailed disclosures on our performance against several global standards, including the ICMM Social and Economic Reporting Framework during the year. Materiality The content of this report is guided by the material themes and material matters that could significantly impact the Group’s ability to create value in the short, medium and long term. We conduct an annual materiality assessment to identify and confirm these matters. Our key stakeholder relationships We are committed to building strong shareholder relationships to create shared value. Our people Host communities Suppliers Capital providers Governments Board approval We are committed to accurate, transparent reporting to support stakeholder decision-making. This report was prepared under senior management leadership, with oversight from the Executive Committee and Board of Directors (Board). The Board approved our 2025 Sustainability Report on 24 March 2026. Yunus Suleman Chairperson 3 GOLD FIELDS Sustainability Report 2025 AA-rating Sustainability Yearbook member (2024: AA-rating) (2024: Tied 8th miner and Sustainability Yearbook member) Overall ESG risk rating: 23.2 | ESG risk rating category: Medium) C+ (2024: Overall ESG risk rating: 26.2 | ESG risk rating category: Medium) (2024: B-) Our sustainability indices Refer to our ESG databook for more information. Refer to p13 for more information on our sustainability-related material themes and matters. Our IAR provides a detailed view of our stakeholder relationships from p38 to 43. Who we are About this report About Gold Fields Our global operations Our approach and impact Delivering positive social and environmental impact Appendices

Who we are In this chapter About this report 3 About Gold Fields 5 Our global operations 6 4 GOLD FIELDS Sustainability Report 2025 South Deep employees at our Metallurgy Plant Who we are About this report About Gold Fields Our global operations Our approach and impact Delivering positive social and environmental impact Appendices

About Gold Fields 5 GOLD FIELDS Sustainability Report 2025 For more information on our strategic pillars, refer to p61 – 64 of our IAR. What we do The why Our purpose The what Our strategy The how Our culture of care and accountability Operate Operate in a safe, reliable and cost-effective way Impact Have a positive impact on our communities and the environment* Grow Grow the quality of our portfolio Our 2035 strategic aspirations • Safety and wellbeing Eliminate serious injuries and fatalities; enhance lives • People, culture and capability Inclusive, values-driven teams growing capabilities • Social and environmental performance Trusted sustainability leadership • Safe, reliable, cost-effective operations Operational excellence • Asset quality Grow portfolio through value optimisation • Results Deliver shared social and financial success The Gold Fields Way is the mechanism through which we activate and embed this culture. It is made up of: Our culture levers: • Leadership and mindsets: How we lead, what we believe and how we act • Operating model: How we are structured and organised to deliver results • Operating practices and systems: The shared standards, routines and processes that support execution Our values Creating enduring value beyond mining Who we are About this report About Gold Fields Our global operations Our approach and impact Delivering positive social and environmental impact Appendices*Through responsible mining practices Safety – If we cannot guarantee safe operations, we will not mine Respect – Treat everyone with dignity, care and fairness Collaboration – Work as a global team to succeed together Responsibility – Own our actions and their impact

Our global operations 6 GOLD FIELDS Sustainability Report 2025 Peru Located high in the Andes mountains, Cerro Corona is the only mine in our portfolio with copper as a by-product. Cerro Corona Open pit with gold-copper flotation plant with five-year LOM. The operation is expected to process stockpiles from 2026. Exploration interests: Chakana Copper South Africa As one of the deepest, bulk- mechanised mines in the world South Deep, is one of our four multi-decade assets, with substantial resources. South Deep Underground operation with 83-year LOM.7 Australia Our mines in Australia account for almost half of the Group’s production. Gold Fields has a strong track record of success in transforming these assets and extending the lives of our mines, with a strong pipeline of projects to ensure Mineral Reserves replacement. Canada The Windfall project is among the largest undeveloped gold deposits in Canada. Windfall Underground gold project.4 Permitting approvals are progressing, along with the impact benefit agreement and advancing project studies to final investment decision. Exploration interests: Vior, Onyx Gold, Bonterra (Phoenix JV) Life-of-mine (LOM) is as of 31 December 2025, reported under the SAMREC Code and the United States Securities and Exchange Commission’s S-K regulation, and only includes Mineral Reserves 1 Cash-flow from operating activities less net capital expenditure, contributions to environmental trust funds and payments of lease liabilities 2 Measured and Indicated Mineral Resources, including operations exiting the portfolio (Damang). Attributable Proved and Probable gold Mineral Reserves 3 While Windfall is not yet a producing asset, its key safety data and performance indicators are included in our internal management target, reporting and decision making practices. We recorded one serious injury (seven injuries in total for the Group) and no fatalities at Windfall during 2026 4 LOM to be determined after feasibility studies 5 Depends on the renewal of Tarkwa’s mining leases 6 2025 ESG target performance data includes Salares Norte from 1 September to 31 December 2025, following the achievement of full commercial production, in accordance with our sustainability performance reporting guidance 7 Based on a maximum Reserve scheduled production of 11 tonnes of gold per year Ghana Tarkwa Tarkwa is one of Africa’s largest open-pit gold mine, with a 17-year LOM.5 Damang The asset will be transitioned out of our portfolio in April 2026. Nine mines across Australia, South Africa, Ghana, Chile and Peru One project in Canada Attributable gold- equivalent production 2,438koz All-in costs US$1,927/oz Adjusted free cash-flow1 US$2,970m Work-related fatalities3 0 Serious injuries3 6 Mineral Resources2 47.0Moz Mineral Reserves2 48.3Moz Total workforce 23,235 Total dividend declared R25.50 Through deliberate transformation over time, Gold Fields has a high-quality, geographically diverse portfolio. Stakeholder value created US$5.8bn Chile Our newest mine, Salares Norte, is among the lowest-cost mines globally. The mine achieved commercial production on 31 August 2025 and reached steady state operations in Q4 2025. Salares Norte6 Open-pit gold-silver mine with 11-year LOM Exploration interests: Torq Resources, Tesoro Gold Contribution to Group attributable production l Australia 44% l South Africa 12% l Ghana 21% l Peru 7% l Chile 16% St Ives Two underground and one open-pit active operations, with 10-year LOM. Agnew Three active underground operations with a five-year LOM. Gruyere One active open-pit operation and a nine-year LOM. Granny Smith: One active underground operation with 10-year LOM. Exploration interests: Great Southern Mining, Killi Resources, Gold Copper Resources, Hamelin Gold, Gold Road Resources- acquired tenements. Who we are About this report About Gold Fields Our global operations Our approach and impact Delivering positive social and environmental impact Appendices

Our approach and impact In this chapter Foreword from our Chief Executive Officer 8 Our purpose-driven approach to sustainability 10 How we govern sustainability 12 Our sustainability-related material matters 13 Our sustainability-related risks and opportunities 14 7 GOLD FIELDS Sustainability Report 2025 Community programmes at Cerro Corona support the dairy plant initiative. Who we are Our approach and impact Foreword from our CEO Our purpose- driven approach to sustainability How we govern sustainability Our sustainability- related material matters Our sustainability- related risks and opportunities Delivering positive social and environmental impact Appendices

Foreword from our Chief Executive Officer Sustainability is integral to how we run our business and how we create enduring value beyond mining. Our purpose-driven strategy recognises that long-term success depends on keeping our people safe and creating positive social and environmental impact for our stakeholders, while effectively balancing these priorities with business objectives. Strong sustainability performance supports our ability to maintain our social licence to operate, advance projects and secure approvals that underpin reserve replacement, and drive operational discipline and efficiency across our portfolio. This Sustainability Report brings together our performance and progress across the full scope of pillar 2 of our strategy, which centres on delivering positive social and environmental impact, and includes how we deliver safe outcomes related to pillar 1 of our strategy. Reflecting on 2025 The year was characterised by a strong focus on safety, accountability and integration. Leadership attention was directed towards working to ensure that everyone who works at Gold Fields goes home safe and well each day, while also strengthening how social and environmental considerations are embedded into business decision-making. These priorities shaped the year and reflect the reality that our long-term success is inseparable from the wellbeing of our people, the resilience of our host communities and the health of the natural environment. We remain unequivocal in our commitment to fatality- and serious- injury-free operations. We suffered no work-related fatalities during the year and recorded six serious injuries in 2025, as well as one at Windfall, reinforcing that risk remains present and that we must continue our dedicated focus on improvement. We strengthened the foundations that support safe and responsible performance, driven by our multi-year safety improvement plan. We reinforced leadership behaviours and expectations, sharpened our approach to critical risk management, and continued to mature our health and safety systems. During the year, we implemented our Occupational Health Framework to help prevent workplace exposure, reduce illness and support the long-term wellbeing. We recognise that psychological safety is intrinsically linked to our delivery. We implemented all of the EB&Co recommendations, exceeding our 2025 target. Ensuring sustained changes, we formalised our culture of care and accountability across our operations through the Gold Fields Way and are pleased with the positive employee engagement measured through our employee perception survey. Progress across social priorities translated commitments into tangible outcomes, starting with increasing the diversity of our teams, with 27% female employee representation, and how we impacted the communities in which we operate as we continued to create substantial national value through employment, procurement and services. In 2025, we distributed US$ bn in value (2024: US$4.21bn) and spent US$3.36bn on in-country procurement, representing 97% of total procurement (2024: US$2.8bn). These outcomes strengthen trust and reinforce our licence to operate. Environmental priorities advanced with discipline and focus. We improved energy security, reliability and cost resilience, with renewable energy accounting for 18% of Group electricity consumption in 2025 (2024: 18%). We progressed construction of the St Ives hybrid renewable project, comprising a 42MW wind farm and a 35MW solar plant, which is approximately 80% complete and on track for commissioning in mid-2026. We recorded zero significant environmental incidents during the year. Total water recycled and reused reached 74%, exceeding our annual target of 73%, while total freshwater withdrawal1 of 9.72GL improved on both 2024 levels and our 2025 target. We achieved meaningful conformance with the Global Industry Standard on Tailings (GISTM), consistent with our International Council on Mining and Metals (ICMM) commitment and our multi-year programme across all global assets. Strengthening organisational capability remained a priority in 2025, which included publishing our Group standards across health and safety and environment and social performance, and stood up both first and second-line risk control and assurance across these areas. 8 GOLD FIELDS Sustainability Report 2025 “Our midpoint review confirmed that disciplined commitments drive real performance, while also highlighting the need for greater integration, stronger capability and a more explicit focus on impact. As a result, we have set integrated 2035 sustainability commitments that align closely with our business strategy and support long-term access to resources and growth.” Mike Fraser Who we are Our approach and impact Foreword from our CEO Our purpose- driven approach to sustainability How we govern sustainability Our sustainability- related material matters Our sustainability- related risks and opportunities Delivering positive social and environmental impact Appendices 1 Freshwater withdrawal refers to water with less than 5,000 mg/L Total Dissolved Solids and a pH range of 4 – 10

Foreword from our Chief Executive Officer continued Our midpoint review The year marked the midpoint of our 2030 ESG target period. This milestone provided an important opportunity to reflect on progress achieved since the establishment of our targets in 2021, to test underlying assumptions and strengthen our approach for the decade ahead. Since 2021, the sustainability landscape has evolved materially. Early momentum around ESG commitments has given way to heightened scrutiny, stronger expectations for measurable outcomes and increased focus on credibility and integration with business strategy. At the same time, climate transition planning, mandatory disclosure regimes and social performance expectations have intensified across jurisdictions. Against this backdrop, our midpoint review assessed progress to date and the continued relevance of our targets in an evolving portfolio and changing operating and regulatory environment. We considered progress against each 2030 ESG target, and tested the validity of key assumptions – including technology readiness and deployment timelines, portfolio evolution and growth and alignment with our business aspirations to 2035. The review surfaced several important insights that shape our pathway to 2035. Targets remain a powerful driver of performance, but must evolve as portfolios grow and operating contexts change. Absolute targets alone are insufficient in areas such as water and decarbonisation for a growing portfolio. Social performance, human rights, nature, water and climate risks are deeply interconnected and must be managed as a system. Most importantly, organisational capability – including leadership maturity, systems, standards and second-line assurance – has emerged as a critical enabler of sustained performance. Our culture forms a central part of this capability, including clear targets to foster safe, inclusive, diverse and respectful workplaces that extend beyond employees to encompass business partners. The midpoint review confirmed that disciplined commitments drive real performance, while also highlighting the need to move beyond activity-based approaches towards more integrated, impact-focused and business-relevant outcomes. The outcome is a refined and more integrated set of strategic sustainability commitments through to 2035. These sustainability commitments build on our 2030 trajectory and strengthen alignment with our purpose, strategy and long-term value creation priorities, while reinforcing business resilience, competitiveness and access to growth opportunities. Our sustainability-linked loans Our sustainability performance is also reflected in our financing arrangements. Sustainability-linked loans link financing costs to sustainability performance, with pricing typically adjusting based on progress against agreed targets. For Gold Fields, environmental and diversity metrics are embedded in a US$1.2bn revolving credit facility and A$500m Australian syndicated credit facility (collectively the sustainability-linked credit facilities), reinforcing accountability and aligning access to capital with delivery against priority sustainability outcomes. The table below provides an overview of our progress against these: Description of key performance indicators as set out in the sustainability-linked credit facilities 2025 target 2025 performance Cumulative annual carbon abatement of absolute Scope 1 and 2 carbon emissions through renewable projects since inception and validation of the Group’s 2030 net Scope 1 and 2 carbon emissions reduction targets by 31 December 2024 100kt CO2e 87kt CO2e Water recycled or reused 75% 74% Percentage of women representation among employees 25% 27% Appreciation Our sustainability-related progress during the year reflects the collective effort of many people across the Group. I would like to thank our people, including our business partners, for their commitment to working safely and responsibly every day, and for the role they play in living the Gold Fields Way and embedding our values across our operations. I also acknowledge our host communities and suppliers for their ongoing engagement and collaboration, and our other stakeholders for the trust they place in Gold Fields. As we look ahead, sustainability will remain intrinsic to how we lead, how we operate and how we create enduring value. Guided by our purpose and strategy, we will continue to prioritise safety and deliver positive social and environmental outcomes in a manner that supports long-term success for all those connected to our business. Mike Fraser Chief Executive Officer (CEO)&#8193; 9 GOLD FIELDS Sustainability Report 2025 Read more about our midpoint review and 2035 commitments from p10 – 12 Who we are Our approach and impact Foreword from our CEO Our purpose- driven approach to sustainability How we govern sustainability Our sustainability- related material matters Our sustainability- related risks and opportunities Delivering positive social and environmental impact Appendices

Our purpose-driven approach to sustainability We take an integrated, Group-wide approach to managing people and sustainability, aligned with our business strategy, portfolio growth and long-term aspirations. Sustainability is embedded as a core business discipline, directly linked to our purpose and strategic priorities, and integral to delivering safe, responsible and resilient performance over the long term. This approach recognises and manages the impacts of our mining activities on our people, host communities and the environment across the full value chain. Sustainability principles are systematically integrated into decision-making, operations and capital allocation to mitigate harm, drive positive social and environmental outcomes, and strengthen resilience, performance and access to future resources. Our approach to sustainability is inseparable from our people’s safety and wellbeing. Over the past few years, we have advanced our internal transformation by embedding a culture of care and accountability through the Gold Fields Way, which has strengthened how we lead, organise and support our teams, helping us create workplaces where people can thrive. We focus on developing capable and inclusive teams, ensuring consistent standards across our global operations and embedding a culture grounded in care, accountability and respect. Following our midpoint review, and in response to evolving strategic aspirations and stakeholder expectations, we strengthened this integrated approach to people and sustainability. This report reflects that shift, bringing together social and environmental narratives to show how sustainability is governed, managed and delivered in practice, underpinned by responsible, transparent and ethically governed mining, supported by credible disclosure and assurance. 10 GOLD FIELDS Sustainability Report 2025 In 2021, we set 2030 ESG targets to drive pillar 2 of our strategy: In 2024, we set 2035 strategic aspirations to guide longer-term business strategy across all three pillars of our strategy: In 2025, we: Safety, health, wellbeing and environment • Zero fatalities • Zero serious injuries • Zero serious environmental incidents Gender diversity • 30% female representation Stakeholder value creation • 30% of total value created benefits host communities • Six legacy programmes benefiting host communities Decarbonisation • Net-zero emissions by 2050 • 50% absolute emissions and 30% net emissions reductions from 2016 baseline (Scope 1 and 2) • 10% net emission reduction from 2022 baseline (Scope 3) Tailings management • Conformance to the Global Industry Standard on Tailings Management (GISTM) by 2025 • Reduce number of active upstream-raised tailings storage facilities (TSFs) from five to three Water stewardship • 80% of total water use recycled/reused • 45% reduction in freshwater use from 2018 baseline Guided by our 2035 strategic aspirations Safety and wellbeing People, culture and capability Social and environmental performance Safe, reliable and cost-effective operations Asset quality Results Operationalised by the Gold Fields Way Leadership and mindsets Operating model Operating practices and systems Supported by our values Undertook a midpoint review to assess progress against our 2030 ESG targets, their continued relevance and alignment with our 2035 strategic aspirations Set 2035 sustainability commitments, building on our previously set 2030 targets: – Deliver positive social impact by protecting our people, fostering respect and delivering positive impact for society – Deliver positive environmental impact by mitigating climate change1, preserving natural resources and preventing serious environmental harm Read more about our midpoint review in the foreword from our CEO from p8. Read more on the following pages. 1 Our progress against our emissions reduction targets will depend on a wide range of factors, some of which will be beyond our control. These include market, policy and technological developments, and the progress of our customers and suppliers towards decarbonisation of their own operations, products and services. We will keep performance and approach under review, taking into account all relevant business considerations Who we are Our approach and impact Foreword from our CEO Our purpose- driven approach to sustainability How we govern sustainability Our sustainability- related material matters Our sustainability- related risks and opportunities Delivering positive social and environmental impact Appendices

Our purpose-driven approach to sustainability continued How we deliver positive social and environmental impact By 2035, Gold Fields aspires to trusted sustainability leadership – consistently delivering safe, reliable operations and positive social and environmental impact through responsible mining practices, while enabling resilient growth and long-term value creation.  Delivering positive social impact Our 2035 social commitments: Protect our people (p21 – 27) Foster respect (p28 – 30) Deliver positive impact for society (p31 – 39) Why does this matter? Protecting our people is imperative. Doing so saves lives, builds a culture of care and ensures long-term organisational resilience and trust. Fostering respect through diversity and inclusion creates a safer, stronger and more resilient workplace that drives innovation, performance and trust. Delivering positive impact for society strengthens trust, supports sustainable development and ensures our operations contribute to shared prosperity beyond the mine. How these commitments are anchored • Achieve zero fatalities and serious injuries or illnesses • Include health and psychosocial impacts in our definition of serious injury • Embed a culture of care and accountability to ensure safe, respectful and inclusive workplaces • Foster a culture of care and accountability underpinned by our value of respect • Maintain employee gender diversity targets of 30%, and include business partners to achieve workforce gender representation targets of 25% • Respect the rights of our people by creating and measuring inclusive, diverse and culturally safe environments • Sustain 30% annual national value creation to host communities through employment, procurement and social investment • Deliver one legacy programme per country within five years of operation • Measure and report positive impact, focusing on stakeholder outcomes and shared prosperity What has changed and why? Our 2035 social commitments build on the 2030 ESG targets, with no change to the core areas of focus. What has changed is the emphasis on how social performance is delivered and sustained. Compared to the 2030 ESG targets, the 2035 social commitments: • Work towards more intentional inclusion of wellbeing and psychosocial safety, and developing and implementing formal business processes to support this • Place greater emphasis on culture, accountability and speaking up as enablers of zero harm, rather than zero harm as a standalone end-state • Extend expectations for social performance beyond employees to include business partners • Shift measurement from inputs and programme delivery to stakeholder outcomes and shared prosperity • Strengthen focus on host community value that endures beyond the LOM, rather than time-bound legacy programmes Delivering positive environmental impact Our 2035 environmental commitments: Mitigate climate change (p41 –54) Preserve natural resources (p55– 59) Prevent serious environmental harm (p60 – 63) Why does this matter? Addressing climate change is essential to safeguarding our future, meeting global expectations and ensuring we remain resilient and competitive in a low-carbon economy. Preserving natural resources is vital to sustaining ecosystems, securing long-term operational viability and ensuring responsible stewardship for future generations. Preventing harm is fundamental to protecting people, communities and the environment, ensuring safe operations and upholding our responsibility as a trusted and sustainable business. How these commitments are anchored • Reduce Scope 1 and 2 emissions intensity by 30% from the 2016 baseline, supporting supply security and portfolio changes, and aligning financial, risk and technology strategies • Maintain net-zero Scope 1 and 2 emissions by 2050 commitment • Reduce Scope 3 emissions by 10% from a 2022 baseline • Mitigate the impact of climate change with climate adaptation actions inclusive of partnerships with host communities • Maintain 80% freshwater reuse/recycling annually in freshwater catchments • Transition from 2030 absolute freshwater reduction target to catchment and asset-specific context-based water targets • Measure and disclose nature-related impacts and risks and implement projects to enhance habitat in our priority landscapes • Prevent negative impact through zero catastrophic or serious environmental incidents • Mitigate harm to ecosystems and communities as the foundation for achieving positive outcomes • Maintain trust and high level of conformance to GISTM to prevent catastrophic failures and achieve positive environmental outcomes through multi-criteria analysis and alternative technologies What has changed and why? Our 2035 environmental commitments reflect a more targeted and context-driven approach, informed by the midpoint review and operational experience. Compared to the 2030 ESG targets, the 2035 environmental commitments: • Enhance the credibility and clarity of our decarbonisation approach by confirming that our net-zero commitment applies to Scope 1 and 2 emissions and recognising the operational co-benefits already realised, including improved energy security, reliability and cost resilience • Shift from an absolute emissions reduction target to a 2035 emissions intensity target, reflecting growth, portfolio changes and slower sector-wide technology deployment while reinforcing efficiency and real-world impact • Retain the commitment to prevent serious and catastrophic environmental incidents, recognising sustained performance to date and the need to address increases in moderate incidents with escalation potential • Shift from uniform water targets to more context-based, asset-specific water stewardship commitments, particularly in saline and hypersaline environments • Introduce explicit commitments to develop and implement asset-specific water targets where basin-level conditions differ materially, strengthening relevance and effectiveness 11 GOLD FIELDS Sustainability Report 2025 Who we are Our approach and impact Foreword from our CEO Our purpose- driven approach to sustainability How we govern sustainability Our sustainability- related material matters Our sustainability- related risks and opportunities Delivering positive social and environmental impact Appendices

How we govern sustainability Our sustainability governance framework underpins our ability to create long-term value for stakeholders. It integrates ethical leadership, sound risk management and responsible environmental stewardship. Oversight of sustainability, including safety, health, social, environmental and climate-related matters, is embedded across our Board, executive and operational structures. This ensures cohesive governance from strategic direction to on-the-ground implementation and reinforces our commitment to creating enduring value for all stakeholders. We strive to deliver our commitments through strong governance, robust risk management, responsible sourcing and transparent disclosure. Our approach is built on continuous improvement and accountability at every level. We seek to embed effective risk management systems and processes across our operations, supported by clear first and second-line assurance roles to strengthen accountability and consistency in environmental performance. We are transparent in our approach, disclosing sustainability performance through integrated reporting aligned to global standards, ensuring stakeholders have a clear view of our progress. Management is accountable for embedding sustainability principles into planning, decision-making and performance evaluation, reinforcing our commitment to deliver on our purpose. For more detail on our governance approach, Board committees focus areas and remuneration practices, please refer to our Governance Report in our 2025 IAR. Our sustainability governance structure at a glance Board oversight The Board has overall accountability for sustainability and sustainability governance, approves strategy, policies and targets, and oversees performance and material risks Two-way governance flow Ensuring sustainability and climate resilience remain embedded in all decision- making processes Delegated oversight through Board committees: Social, Ethics and Transformation (SET) Committee Safety, Health and Sustainable Development (SHSD) Committee Risk Committee Technical Committee Remuneration Committee Strategy and Investment Committee Audit Committee Executive leadership and management Executive Committee Translates Board direction into strategy and execution, oversees integration of sustainability into business plans and risk management, and monitors performance against objectives and key performance indicators Specialist Group functions Support delivery of sustainability priorities across the Group, including safety, climate, respectful workplace, stakeholder engagement, water stewardship, mine closure and tailings Operational management Operational Leadership teams Responsible for implementing Group standards and first line risk control implementation and monitoring Operational teams and communities of practice Deliver sustainability programmes, manage risks and controls, and report operational performance Key Social and stakeholder governance Climate change and environment governance 12 GOLD FIELDS Sustainability Report 2025 Who we are Our approach and impact Foreword from our CEO Our purpose- driven approach to sustainability How we govern sustainability Our sustainability- related material matters Our sustainability- related risks and opportunities Delivering positive social and environmental impact Appendices

Our sustainability-related material matters Gold Fields’ sustainability-related material matters reflect the issues that most significantly shape our impact on people, communities and the environment, and influence our ability to create value over the short, medium and long term. These matters are identified through a GRI-aligned materiality assessment informed by our strategy, operating context and stakeholder expectations. This page presents all of Gold Fields’ 2025 material themes and matters, with full detail, including our materiality approach, provided on p56 of our IAR. Matters relating to business resilience and governance are covered in the IAR. Key Type of impact Inward impact Outward impact Time horizons Short term Long term Our 2025 material themes and matters in perspective Material matters and themes Type of impact Time horizon Main disclosure Protecting the health, safety and wellbeing of our employees and business partners Physical safety and health SR Protecting our people and fostering respect (p21 –30) Psychological safety and respectful workplaces SR Protecting our people and fostering respect (p21 –30) Managing our employees and business partners Attract, retain and develop talent and skills, including remuneration and reward IAR Our Remuneration Report (p82 –113) SR Protecting our people and fostering respect (p21 –30) Labour practices and relations Our people management approach Business partner integration SR Responsible sourcing (p23) Diversity, equity and inclusion SR Protecting our people and fostering respect (p21 –30) Creating positive impact for host communities Community engagement and relations SR Delivering positive impact for society (p31 –39) Host community employment and procurement SR Delivering positive impact for society (p31 –39) Socio-economic development SR Delivering positive impact for society (p31 –39) Respecting the rights of our stakeholders Human rights SR Human rights (p64 – 66) Indigenous Peoples, culture and heritage SR Delivering positive impact for society (p31 – 39) Artisanal and small-scale mining (ASM) SR Human rights (p64 – 66) Committing to sound environmental practices Nature and biodiversity management SR Preserving natural resources (p55 – 59) Tailings management and emergency preparedness SR Preventing serious environmental harm (p60 – 63) Climate adaptation and resilience SR Mitigating climate impacts (p41 – 54) Water stewardship SR Preserving natural resources (p55 – 59) Energy and carbon management SR Mitigating climate impacts (p41 – 54) Ensuring business resilience Geopolitical context and licence to operate IAR Our operating environment (p34 – 37) IAR Our stakeholders (p38 – 43) SR Delivering positive impact for society (p31 – 39) Sustainable returns for shareholders IAR How we create value (p30 – 70) IAR The value we created (p71 – 81) Life expansion and exploration IAR Performance of our operations (p75 – 79) MRMR Supplement Modernisation, innovation and technology IAR Technology and cybersecurity (p68) Responsible and resilient supply chain SR Responsible sourcing (p23) Integrated mine closure planning SR Preventing serious environmental harm (p60 – 63) Cybersecurity IAR Technology and cybersecurity (p68) Upholding sound corporate governance principles Ethics and compliance IAR Governance and leadership (p8 – 29) Board and leadership effectiveness and succession IAR Our Board of Directors (p14 – 15) 13 GOLD FIELDS Sustainability Report 2025 Who we are Our approach and impact Foreword from our CEO Our purpose- driven approach to sustainability How we govern sustainability Our sustainability- related material matters Our sustainability- related risks and opportunities Delivering positive social and environmental impact Appendices

Our sustainability-related risks and opportunities Effectively managing risks and opportunities is fundamental to the success of any business, particularly mining companies with complex risk profiles. The processes of identifying, assessing, and mitigating risks is at the core of achieving our business strategy and sustainability goals. Risk status Risk trend No action Stable On watch Decreasing Action required Increasing 14 GOLD FIELDS Sustainability Report 2025 Management of safety and health risks are inherent to the nature of the business. Failure to manage these risks will result in unacceptable incidents leading to injury, illness and fatality. Threats Response and mitigating actions Opportunities • The organisation faces safety and health risks arising from uncontrolled safety and health hazards that could result in serious injury, long-term health impacts or fatality • Workplace culture and behaviours further influence safety outcomes, particularly in relation to sustained mental health and psychological wellbeing. • Major incidents without adequate identification, assessment, or implementation of effective controls presents a material threat to employee safety and wellness and overall operational integrity. • Reviewing and strengthening safety systems, processes and programmes regularly to ensure they remain effective and responsive to evolving operational risks. • Evaluating the health and maturity of the organisational safety culture to reinforce care and accountability at every level • Executing the safety improvement plan in alignment with the Group’s strategic objectives • Leveraging opportunities to strengthen safety performance and operational resilience • Collaborating with industry forums, peers and partners to promote shared learning and exchange leading risk management practices • Adopting safe work practices to safeguard employees while improving operational effectiveness and efficiency • Utilising technology and innovation to eliminate hazards at the source, supporting a proactive and sustainable approach to safety and health management Strategic pillar: Operate Safety and wellbeing of our people Group risks are assessed and managed through our Risk Management Framework, which is detailed along with all top risks in our IAR. Board oversight: SHSD Committee Risk status and trend: Countries affected 2025 risk exposure and trend summary The trend and risk exposure has remained on watch throughout 2025. The Group’s safety performance improved materially during 2025 with the achievement of zero fatalities, however seven serious injuries occurred during the year1 reinforcing that safety performance is not yet stable and predictable. The Group has made good progress with the implementation of the Safety Improvement Plan (SIP) which will continue into 2026. 1 While Windfall is not yet a producing asset, its key safety data and performance indicators are included in our internal management target, reporting and decision making practices. We recorded one serious injury (seven injuries in total for the Group) and no fatalities at Windfall during 2026 Who we are Our approach and impact Foreword from our CEO Our purpose- driven approach to sustainability How we govern sustainability Our sustainability- related material matters Our sustainability- related risks and opportunities Delivering positive social and environmental impact Appendices

Our sustainability-related risks and opportunities continued 15 GOLD FIELDS Sustainability Report 2025 Attracting and retaining talent Proactively attracting and retaining a diverse and skilled talent pool to enable Gold Fields to build a capable workforce aligned with operational and strategic needs that ensure we do not compromise Gold Fields’ ability to deliver safe, reliable and cost-effective operations. • Outsourcing critical skills to business partners and third parties, which may reduce internal capability and knowledge retention. • Negative perceptions of the mining industry that hinder the ability to attract and retain top talent • Navigating strategic tension between host community employment and fulfilling critical skills and capability globally • Variations in remuneration frameworks and talent attraction and retention strategies across jurisdictions must remain aligned to Gold Fields’ brand positioning across different countries • Exposure to countries with volatile or constrained talent market conditions like high competition for skilled labour, rising compensation expectations or geographic talent shortages may impact workforce stability and the reliability of outsourced core functions • Appointing, promoting and rotating high-potential talent are key to maintaining leadership continuity, capability development and organisational resilience • Embedding our new operating model, which standardises ways of working and provides agility and growth opportunities that can leverage the experience of our people across the Group • Strengthening the skills and capabilities of our employees to maintain a respectful workplace, using global standards and processes to streamline talent onboarding and integration • Strengthening our People Strategy by revising our global talent approach to integrate functional talent needs • Implemented a revised talent process under the new operating model, which provides data aligned with key risk indicators to support informed decision-making and proactive workforce management • Promoting inclusively through diversity and gender representation and the implementation of the EB&Co recommendations • Simplifying the learning landscape and integrating learning moments into our day-to-day operations • Introducing a new performance process based on continuous performance management and feedback • Improving succession and development planning to build leadership depth and organisational resilience • Integrating culture, engagement, diversity, equity, inclusion and belonging actions into learning offerings • Leveraging artificial intelligence (AI) to support recruitment and people management activities • Adapting to modern workforce dynamics and organisational design Board oversight: SET and Remuneration Committees Risk status and trend: Countries affected Strategic pillar: Deliver Threats Response and mitigating actions Opportunities 2025 risk exposure and trend summary The risk exposure and trend has remained on watch throughout 2025. The Group has made progress in 2025 with Exco appointments in key positions and progress with succession planning and talent management. Who we are Our approach and impact Foreword from our CEO Our purpose- driven approach to sustainability How we govern sustainability Our sustainability- related material matters Our sustainability- related risks and opportunities Delivering positive social and environmental impact Appendices

Our sustainability-related risks and opportunities continued 16 GOLD FIELDS Sustainability Report 2025 2025 risk exposure and trend summary The overall risk exposure and trend has increased in 2025 due to increased stakeholder expectations and changes to stakeholder relationships in certain jurisdictions. Furthermore, the Group is exposed to the risk of delays in meeting key permit schedules and approval for its Windfall operation which include the conclusion of an impact benefit agreement with the Cree First Nation of Waswanipi, Environmental Impact Assessment (EIA) and secondary permits. Strategic pillar: Board oversight: Board, SET and SHSD Committees Risk status and trend: Countries affected Licence to operate and societal expectations • Increasing climate-related risk to our operations and communities • Increasing political instability and regulatory oversight • Changing socio-economic conditions • Increasing pressure and expectations over integrated sustainability and financial disclosures • Increasing stakeholder expectations of performance and disclosure • Mining in fragile ecosystems and Indigenous Peoples’ lands • Increasing anti-mining sentiment and stakeholder activism • Identified Group environmental and social critical risks and designed risk bowties and critical control performance standards for each critical risk • All assets conducted self-assessments against these controls and, where relevant, initiated implementation of control improvement plans • Using diverse financial instruments to deliver existing commitments • Partnering and collaborating with increasingly diverse stakeholders • Pursuing leading nature- and biodiversity-positive investments and adopting integrated environmental, social, and economic approaches to address complex challenges • Collaborating with business partners to improve sustainability outcomes • Driving more inclusive, resilient and impactful initiatives by leveraging evolving ways of working and incorporating local knowledge and community-led monitoring into environmental and social programmes Our ability to obtain and consistently meet legal, ethical and societal norms enhances stakeholder trust and regulatory approval and prevents operational disruption Impact Threats Response and mitigating actions Opportunities Who we are Our approach and impact Foreword from our CEO Our purpose- driven approach to sustainability How we govern sustainability Our sustainability- related material matters Our sustainability- related risks and opportunities Delivering positive social and environmental impact Appendices

Our sustainability-related risks and opportunities continued 17 GOLD FIELDS Sustainability Report 2025 TSF failure Strategic pillar: Catastrophic TSF failure Response and mitigation actions • Continuing to fully comply with the Group’s TSF Management Policy and Management Standard as well as international guidelines, including ANCOLD, SANS, CDA and the GISTM • Attaining a high level of conformance with the GISTM for all consequence- type facilities across all assets by August 2025 • Strengthening our combined assurance approach through annual Independent Geotechnical and Tailings Review Board reviews at Cerro Corona (Peru), Tarkwa (Ghana) and our four Australian assets Board oversight Board and SHSD Committee Risk status and trend: Operate Strategic pillar: Board oversight Board and SHSD Committee Risk status and trend: Flooding Major incident causing loss of life and property damage Response and mitigation actions • Implementing probable precipitation and flood modelling in the design of our operations to ensure appropriate mitigation measures are in place • Including flooding and associated risks within the ICMM Critical Control Management programme, with control measures audited internally and verified by independent parties • Completing a flood study across all our operations and using the outcomes to define, design and implement risk mitigation priorities Strategic pillar: Board oversight: SHSD Committee Risk status and trend: Countries affected Climate adaptation measures impacting communities, the environment and/or operational delivery Failure to identify and mitigate climate-related events that may impact our operations or ability to execute on strategy, leading to operational disruptions and lost revenue. This risk impacts our ability to deliver predictable operating results and to meet societal expectations, leading to a loss of licence to operate. ImpactOperate • Climate-related events that disrupt production and operational continuity • Climate-induced supply chain disruptions • Challenges related to energy, flooding and water security impacts operational reliability and cost management • Environmental and social impacts, including host community water conflict • Government and community expectations of support for climate adaptation place heightened accountability and compliance obligations on the organisation • Adhere to a comprehensive Decarbonisation Strategy with clear carbon-reduction goals for 2030 • Adherence to recognised industry standards, including the GISTM • Review and update climate change vulnerability risks to boost operational resilience • Roll-out renewable energy and implement mitigation efforts such as flood management, extreme temperature response plans and insurance cover • Developing climate-resilient infrastructure • Adopting climate-resilient technologies through pilot studies, staged implementation and cross-functional collaboration • Co-developing flood, drought, fire and extreme heat contingency plans with our host communities and government • Enhancing supply chain resilience, particularly in advance of extreme weather seasons to secure critical inputs and to maintain stable operational performance, supporting long-term sustainability and value creation Sustainability-related catastrophic risks Threats Response and mitigating actions Opportunities 2025 risk exposure and trend summary The overall risk exposure and trend has remained on watch through 2025. The Group continues to face heightened risks associated with climate change including extreme weather events such as wildfires and flooding, and evolving or emerging regulatory requirements within its operating jurisdictions. Impact Who we are Our approach and impact Foreword from our CEO Our purpose- driven approach to sustainability How we govern sustainability Our sustainability- related material matters Our sustainability- related risks and opportunities Delivering positive social and environmental impact Appendices

Delivering positive social and environmental impact In this chapter Reflections from our SET and SHSD Committee Chairpersons 19 Delivering positive social impact 20 Protecting our people and fostering respect 21 Delivering positive impact for society 31 Delivering positive environmental impact 40 Mitigating climate change 41 Preserving natural resources 55 Preventing serious environmental harm 60 Human rights 64 18 GOLD FIELDS Sustainability Report 2025 Who we are Our approach and impact Delivering positive social and environmental impact Reflections from our SET and SHSD Committee Chairpersons Delivering positive social impact Protecting our people and fostering respect Delivering positive impact for society Delivering positive environmental impact Mitigating climate change Preserving natural resources Preventing serious environmental harm Human rights Appendices The ongoing construction of the Samahu–Pepesa road in Ghana is a transformative infrastructure project spanning more than 14 km.

Reflections from our SET and SHSD Committee Chairpersons On behalf of the SET and SHSD Committees, we provide this reflection on the Board’s oversight of Gold Fields’ social, ethical, safety, health and sustainability matters during the year. As outlined in the section on how we govern sustainability, the Board has established governance structures to support effective oversight of sustainability-related risks, impacts and opportunities. Within this framework, the SET and SHSD Committees applied independent judgement and constructive challenges, focusing on areas where effective governance is critical to protecting people, managing risk and supporting long-term value creation. A primary area of focus during the year was safety, health and critical risk management. The SHSD Committee monitored the development and implementation of safety standards and procedures across the Group, reviewed health and safety strategies and performance, and scrutinised serious incidents and near misses to ensure that lessons learned are embedded. Particular attention was given to the effectiveness of leadership capability and the management of material risks, including tailings, fire, explosion and geotechnical risks. Independent safety reviews and investigations were considered, and the Committee monitored progress towards conformance with GISTM. The Committee also oversaw the Group’s safety improvement plan and management actions to strengthen leading indicators, leadership capability and business partner safety, reinforcing accountability for safety performance across operations. The committees also oversaw the management of environmental and social risks, with a focus on system maturity and consistency of application. This included oversight of environmental risk management, cyanide stewardship in line with the International Cyanide Management Code, and the integration of environmental and social risk controls into operational decision-making, supported by ISO-aligned management systems. The committees monitored the development of a new Sustainability Policy, which was approved in early 2026 and strengthens the Group’s governance framework and articulation of its commitments. Ethical conduct, compliance and stakeholder trust remained central to SET Committee oversight. The Committee reviewed reports on ethics, conduct and compliance-related matters, including the management of fraud, theft and corruption risks, and monitored adherence to the Code of Conduct. Matters relating to Speak Up mechanisms and the implementation of recommendations from independent reviews, including the workforce engagement survey facilitated during the year, were considered to ensure that issues are identified, addressed and resolved appropriately. The Committee also monitored the implementation of the Group’s respectful workplace initiatives and culture of care and accountability, which included the launch of a workforce engagement survey. SET Committee oversight also extended to social performance and stakeholder value creation, including host community programmes, local procurement and employment, and the management of stakeholder-related risks and grievances. Particular attention was given to matters relating to ASM and community investment. This included direct engagement with Indigenous stakeholders, including attendance at the signing of the Native Title agreement with the Tjiwarl People, as well as oversight of the trusts and foundations established to support long-term community development. The midpoint review of the Group’s 2030 ESG targets was a key area of joint committee focus. The review confirmed that disciplined commitments support performance, while also highlighting the need for greater integration, stronger capability and a clearer focus on impact. In response, the committees supported the refinement of a more integrated set of strategic sustainability commitments through to 2035, building on the 2030 trajectory and strengthening alignment with the Group’s strategy and long-term value creation priorities. Looking ahead, the committees will continue to prioritise oversight of safety and wellbeing, climate and environmental resilience, ethical conduct and the social dimensions of mining. Independent oversight, rigorous challenge and disciplined governance will remain central to our role in supporting responsible performance and sustaining stakeholder confidence. We are satisfied that the governance arrangements in place provide a sound foundation for managing sustainability-related matters and supporting long-term value creation. Cristina Bitar Chairperson of the SET Committee Terence Goodlace Chairperson of the SHSD Committee 19 GOLD FIELDS Sustainability Report 2025 Cristina BitarTerence Goodlace “The Board has established governance structures to support effective oversight of sustainability-related risks, impacts and opportunities. Within this framework, the SET and SHSD Committees applied independent judgement and constructive challenges, focusing on areas where effective governance is critical to protecting people, managing risk and supporting long-term value creation.” For more detail on the SHSD and SET Committees' mandates and focus areas, refer to our IAR. Who we are Our approach and impact Delivering positive social and environmental impact Reflections from our SET and SHSD Committee Chairpersons Delivering positive social impact Protecting our people and fostering respect Delivering positive impact for society Delivering positive environmental impact Mitigating climate change Preserving natural resources Preventing serious environmental harm Human rights Appendices

Delivering positive social impact Our 2035 social commitments: Protect our people Foster respect Deliver positive impact for society Why does this matter? Protecting our people is imperative. Doing so saves lives, builds a culture of care and ensures long-term organisational resilience and trust. Fostering respect through diversity and inclusion creates a safer, stronger and more resilient workplace that drives innovation, performance and trust. Delivering positive impact for society strengthens trust, supports sustainable development and ensures our operations contribute to shared prosperity beyond the mine. How these commitments are anchored • Achieve zero fatalities and serious injuries or illnesses • Include health and psychosocial impacts in our definition of serious injury • Embed a culture of care and accountability to ensure safe, respectful and inclusive workplaces • Foster a culture of care and accountability underpinned by our value of respect • Maintain employee gender diversity targets of 30%, and include business partners to achieve workforce gender representation targets of 25% • Respect the rights of our people by creating and measuring inclusive, diverse and culturally safe environments • Sustain 30% annual national value creation to host communities through employment, procurement and social investment • Deliver one legacy programme per country within five years of operation • Measure and report positive impact, focusing on stakeholder outcomes and shared prosperity 20 GOLD FIELDS Sustainability Report 2025 Delivering positive social impact Creating positive social impact is integral to Gold Fields’ long-term value creation and licence to operate. It underpins safe, respectful and productive workplaces, strengthens relationships with host communities and builds trust with stakeholders across the value chain. Our 2025 midpoint review reaffirmed that social and environmental performance are deeply interconnected and that credible outcomes depend on an integrated, enterprise-wide approach embedded in strategy, leadership, meaningful engagements and responsible investment decisions. We protect our people by creating safe, healthy, inclusive and respectful workplaces, supported by strong leadership, clear standards and a culture of care and accountability. We prioritise physical and psychological wellbeing, and work to prevent fatalities, serious injuries and harm. Our social impact agenda focuses on building long-term social, economic and environmental resilience. This includes prioritising host community procurement, job creation and targeted socio- economic development (SED), while minimising adverse impacts. This approach is grounded in respect for stakeholder rights, ensuring that human rights, inclusion and ethical conduct are built into how we operate and support consistent operational and strategic delivery. This subchapter details: • How we protect our people and foster respect (p21) • How we deliver positive impact for society (p31) Related material themes: • Protecting the health, safety and wellbeing of our employees and business partners • Managing our employees and business partners • Creating positive impact for host communities • Respecting the rights of our stakeholders Primary school outreach programme in Australia Who we are Our approach and impact Delivering positive social and environmental impact Reflections from our SET and SHSD Committee Chairpersons Delivering positive social impact Protecting our people and fostering respect Delivering positive impact for society Delivering positive environmental impact Mitigating climate change Preserving natural resources Preventing serious environmental harm Human rights Appendices

Protecting our people and fostering respect Gold Fields employs permanent employees and contractors, collectively referred to as “our people” or “our workforce”. We refer to contractors and the suppliers who manage them as “business partners”. Our approach to protecting our people and fostering respect is built on the foundations of our refreshed operating model and the Gold Fields Way. These changes strengthen how we lead, organise and support our teams, helping us create workplaces where people can thrive. We focus on developing capable and inclusive teams, ensuring consistent standards across our global operations and embedding a culture grounded in care and accountability. Building on this foundation, we prioritise the physical and psychological wellbeing of everyone who works with us. Over the past two years, we have undertaken significant transformation journeys – including an independent safety diagnostic by dss+ that informed our safety improvement plan and the implementation of recommendations from the EB&Co respectful workplace review. Together, these shifts have advanced our ambition of zero fatalities and serious injuries, strengthened leadership capability and deepened our commitment to ensuring respectful and psychologically safe workplaces. Guided by our purpose, and with oversight from the SET and SHSD Committees, our approach to protecting our people and fostering respect integrates safety, health, wellbeing, human rights and inclusion as the pillars of operational excellence. This section details: Our workforce at a glance (p22) How we keep our people physically safe and healthy through our safety improvement plan and other initiatives (p24) How we keep our people psychologically safe through respectful, diverse and inclusive workplaces (p28) Related material matters Physical safety and health Psychological safety and respectful workplaces Attract, retain and develop talent and skills, including remuneration and reward Labour practices and relations Business partner integration Diversity, equity and inclusion Our people are critical to our success The Gold Fields Way is the mechanism through which we activate and embed our culture. It brings together all our people- related initiatives under three focus areas. Leadership and mindsets Operating model Operating practices and systems • Redefine and embed our refreshed values • Strengthen leadership capability through our leadership programmes • Advance the respectful workplace agenda, including the implementation of EB&Co recommendations • Build safety leadership maturity across all levels • Assess operating model effectiveness and map critical processes • Clarify roles and evolve our job architecture • Review asset operating models to ensure alignment and accountability • Enhance decision-making through strengthened governance and approvals pathways • Standardise processes and technical standards to ensure quality • Refresh our policy governance framework • Strengthen the risk management framework, including key safety, environment and social risks • Implement the safety improvement plan to drive consistent safety performance • Roll-out the Business Partner Framework to improve functional support and integration How we performed in 2025 2025 performance 2024 performance Looking towards 2035 Protect our people • Zero fatalities1 • Six serious injuries1 • Two fatalities • Three serious injuries • Achieve zero fatalities and serious injuries or illnesses • Include health and psychosocial impacts in our definition of serious injury • Embed a culture of care and accountability to ensure safe, respectful and inclusive workplaces • Maintain employee gender diversity targets of 30%, and include business partners to achieve workforce gender representation targets of 25% • Respect the rights of our people by creating and measuring inclusive, diverse and culturally safe environments Foster respect • 27% female employee representation • All EB&Co recommendations implemented • 25% female employee representation • Majority of the 21 EB&Co recommendations implemented 21 GOLD FIELDS Sustainability Report 2025 Read more about our approach to safety, health and wellbeing on our website. Key priorities 1 While Windfall is not yet a producing asset, its key safety data and performance indicators are included in our internal management target, reporting and decision making practices. We recorded one serious injury (seven injuries in total for the Group) and no fatalities at Windfall during 2026 Who we are Our approach and impact Delivering positive social and environmental impact Reflections from our SET and SHSD Committee Chairpersons Delivering positive social impact Protecting our people and fostering respect Delivering positive impact for society Delivering positive environmental impact Mitigating climate change Preserving natural resources Preventing serious environmental harm Human rights Appendices

Protecting our people and fostering respect continued Our workforce at a glance With a global workforce of 23,235 people, including 16,607 business partners, we recognise the critical role each individual plays in our success. Our workforce broadly reflects the demographic profiles of the countries in which we operate, supporting inclusive participation and local economic development. Host community employment remains a cornerstone of our strategy, with 44% of our workforce drawn from communities near our operations (2024: 52%), impacted by a labour shortage, mostly in our Australian operations. This reflects our commitment to creating positive impact and strengthening the socio-economic fabric of the regions where we operate. Changes to the Group’s organisational structure has provided greater clarity and accountability by enabling our assets to focus on their core mandate – safe, reliable, cost effective operations – while functions are positioned to both support this objective and drive continuous improvement and the achievement of strategic priorities. In 2025, we built on this foundation by developing the Operating Model Playbook, which will translate these structural principles into practical guidance for how functions work together across the Group, enabling more consistent, agile and aligned ways of working as our portfolio evolves. 52% 44% 2024 2025 0 5,000 10,000 15,000 20,000 25,000 0% 25% 50% 75% 100% n Employees n Business partners — % employed from host communities* * Employees only Key people metrics (end-December) Category 2025 2024 Total workforce 23,235 22,890 Minimum wage ratio1 2.25 2.00 Female employees (%) 27 25 Ratio of basic salary women to men 0.99 0.95 Employee wages and benefits (US$m) 607 498 Average training spend per employee (US$) 2,110 1,930 Employee turnover (%) 9 14 1 Entry-level employee wages compared with local minimum wage. This ratio excludes Ghana, as the mines only employ management-level employees with contractor mining in use at both of our mines 22 GOLD FIELDS Sustainability Report 2025 Read more about our approach to people management and attracting, retaining and enhancing talent and skills on our website. Talent and leadership development We know that developing talent and leadership is central to our long- term success. We are committed to equipping our people with the skills, confidence and opportunities they need to thrive in a rapidly changing industry. Our approach combines structured leadership programmes and inclusive practices to create a workforce that is diverse, capable and aligned with our values. Strengthening leadership capability We have implemented structured programmes to build leadership effectiveness across all levels. The Inspire programme focuses on senior management, with 56% of senior leaders enrolled, while the Ignite programme targets middle management, achieving 66% enrolment. To further strengthen frontline leadership, we piloted a Supervisory Development Programme to ensure supervisors have the skills needed to lead with confidence and accountability Advancing gender representation Female participation in the global leadership development programmes has remained steady, slightly decreasing over time from 34% in 2021 to 30% in 2025. Women now hold 28% of leadership roles, in line with our target of 28%. These achievements reflect our commitment to creating pathways for women to progress and succeed in leadership positions across the Group. Who we are Our approach and impact Delivering positive social and environmental impact Reflections from our SET and SHSD Committee Chairpersons Delivering positive social impact Protecting our people and fostering respect Delivering positive impact for society Delivering positive environmental impact Mitigating climate change Preserving natural resources Preventing serious environmental harm Human rights Appendices

Protecting our people and fostering respect continued Organised labour We remain committed to protecting our employees’ rights to freedom of association and collective bargaining, requiring our business partners to uphold these same standards. We manage organised labour through strategic union negotiations, diversity and inclusion initiatives, and risk mitigation measures. We address challenges like illegal mining, labour instability and regulatory changes while striving to maintain workplace stability and employee engagement. Country Union membership Context Australia Not collectable Legislation does not permit the Group to collect data on union representation for employees or business partners. However, most of our employees are covered by enterprise agreements valid until June 2026, while senior employees hold individual contracts. South Africa 78% employees Approximately 78% of the workforce are union members, belonging to the National Union of Mineworkers. South Deep faces challenges related to organised labour, including the potential introduction of rival unions led by previously dismissed branch leaders. Wage negotiations for a new three-year agreement are set to commence in 2026. Ghana 53% employees &plusmn;46% business partners 53% of Damang employees became unionised in 2025 due to the intended transition of the mine. Tarkwa employees are not unionised; however, nearly half of our contracted workforce is affiliated with a union. Chile 67% employees 0% business partners Chile’s mining industry has the highest rate of unionisation, and we have secured a 36-month wage agreement with unions. Peru 22% employees 0% business partners Mining operations at Cerro Corona ceased in October 2025, followed by stockpile processing until 2030. We are actively managing the social transition to mitigate risks and ensure a responsible transition. The mine secured a wage agreement in September 2025, covering the period 2025 to 2028. Canada n/a n/a 23 GOLD FIELDS Sustainability Report 2025 Our reputation as an employer of choice Gold Fields continues to be acknowledged for creating workplaces where people can build meaningful, long-term careers. Recent recognition across the Group reflects our commitment to quality employment, inclusion and professional growth. • In Chile, we received a CORPROA award at Forede 2025 for leadership in diversity and inclusion • In Peru, we earned the Perumin Seal for Excellence in Gender Equality at the 37th Mining Convention and ranked third in FirstJob’s Best Companies for Young Professionals under 35 for the third consecutive year Responsible sourcing We are committed to respecting internationally recognised human rights in line with the UN Guiding Principles on Business and Human Rights and to conducting our sourcing activities in accordance with our Code of Conduct. Our responsible sourcing approach is grounded in ethical business practices that extend beyond our own operations to include our business partners and broader supply chain. Through a risk-based framework, we seek to identify, prevent and mitigate actual and potential adverse human rights impacts associated with our operations and supply chain, including modern slavery, forced labour, child labour and unsafe working conditions. We embed human rights due diligence across procurement and supplier management processes through defined supplier risk assessments, monitoring and engagement. In doing so, we seek to ensure responsible supply chain stewardship that generates sustainable value by procuring from ethical and responsible suppliers and working collaboratively to enhance responsible and efficient resource use. We also promote inclusive procurement practices that support meaningful participation by host communities. A key initiative strengthening this approach is the development of a risk-based Business Partner Framework, which enhances alignment with our values and objectives by embedding cultural and ethical alignment, robust management practices, effective risk management, clear accountability and systems that enable consistent and collaborative business partner management. Looking ahead to 2026, our focus is the phased roll-out of the Business Partner Framework across all assets, prioritising high-risk business partners to strengthen due diligence, improve visibility of human rights risks and embed consistent, values-aligned responsible sourcing practices across our supply chain. This is reinforced through our global supply chain transformation, which will drive consistency across assets via integrated systems and recognised third-party due diligence platforms, enhancing effectiveness, transparency and accountability in responsible sourcing. For more detail on our human rights approach, refer to p64. Who we are Our approach and impact Delivering positive social and environmental impact Reflections from our SET and SHSD Committee Chairpersons Delivering positive social impact Protecting our people and fostering respect Delivering positive impact for society Delivering positive environmental impact Mitigating climate change Preserving natural resources Preventing serious environmental harm Human rights Appendices

Protecting our people and fostering respect continued Keeping our people physically safe and healthy Our ambition is clear: a future with zero fatalities and serious injuries. Achieving this requires more than physical protection – it demands leadership and a culture of care and accountability. We are evolving from compliance to commitment, deepening our leadership capability, strengthening our risk and safety systems, and embedding wellbeing as a core business priority. This year marked a significant milestone: more than one year without a work-related fatality. There remains work to be done, with six serious injuries reported. We will continue to deliver our safety improvement plan, focusing on embedding our leadership and culture, building capability at supervisory level and implementing our Group standards to ensure a simple consistent approach to managing safety and health risk. The total recordable injury frequency rate (TRIFR) of 2.31 remained below 2024 levels and in line with the Group’s threshold target. The severity of lost time injuries (LTIs), as measured by days of work lost per million hours, improved to 18.42 days in 2025 (2024: 19 days), while the LTI duration rate declined to 25 days (2024: 29 days). Our total injury exposure, as measured by the TRIFR, was 2.31 recordable injuries per million hours worked, compared to 2.62 in 2024. The number of near misses reported during the year was 1,806 (2024: 1,915), reflecting ongoing efforts to strengthen proactive safety reporting and learning across operations. While Windfall is not yet a producing asset, its key safety data and performance indicators are included in our internal management target, reporting and decision making practices. We recorded one serious injury (seven injuries in total for the Group) and no fatalities at Windfall during 2026. Group safety performance (employees and business partners) 20255 2024 Fatalities 0 2 Serious injuries1 6 3 LTIs2 25 29 Total lost time injury frequency rate (LTIFR) 0.52 0.66 Employee LTIFR 0.84 0.78 Business partner LTIFR 0.41 0.61 Total TRIFR3 2.31 2.62 Employee TRIFR 2.44 3.29 Business partner TRIFR 2.26 2.39 Severity rate4 18.42 19 1 Since 2019, we have applied Gold Fields’ definition to classify serious injuries, whereby a serious injury incurs 14 days or more of work lost and results in one of a range of injuries detailed at www.goldfields.com/safety.php. From 2026 onwards, we will evolve our definition to strengthen the integrity of our safety performance metrics and ensure alignment with industry practice so that only life-altering, high-severity incidents are included in this category 2 LTI is a work-related injury resulting in an employee or business partner being unable to attend work and perform any of their duties for one or more days after the injury 3 TRIFR = (fatalities + LTIs + restricted work injuries + medically treated injuries) x 1,000,000/number of hours worked 4 Severity rate = days lost to LTIs/hours worked x 1,000,000 5 Excluding Windfall (see note on Windfall above table) 24 GOLD FIELDS Sustainability Report 2025 Lagging indicators continue to show encouraging improvement, but sustaining this progress will depend on strengthening the leading indicators that shape everyday behaviour. Improvements in attitudes to safety and a 63% increase in safety engagement show the shift is beginning, and deepening these will be critical to meeting our 2035 aspirations. Serious potential incidents 131 97 89 133 88 2021 2022 2023 2024 2025 0 100 200 Who we are Our approach and impact Delivering positive social and environmental impact Reflections from our SET and SHSD Committee Chairpersons Delivering positive social impact Protecting our people and fostering respect Delivering positive impact for society Delivering positive environmental impact Mitigating climate change Preserving natural resources Preventing serious environmental harm Human rights Appendices

Protecting our people and fostering respect continued Our safety improvement plan We initiated our safety improvement plan in 2024 following an independent review of our safety leadership, processes and systems by dss+. The review confirmed that, while our governance structures and management systems are strong, aspects of our operating environment required targeted improvement. These included a continued reliance on compliance- driven behaviours, uneven safety standards across assets, variable frontline capability and risk management processes that were not consistently preventing material unwanted events. In response, we developed a multi-year plan that sets out a deliberate shift towards more impactful leadership routines, clearer and more workable standards and a frontline that is actively engaged in identifying, anticipating and addressing risks. Strengthening data- informed decision-making and embedding assurance processes that promote continuous improvement are also core components of the plan. The safety improvement plan focuses on building capability across all leadership levels, improving our safety and risk systems and deepening collaboration with business partners. It outlines immediate actions to contain high risks, the reinforcement of foundational safety practices and longer-term measures that will sustain performance over time. The plan reflects our broader commitment to ensuring the safety, health and wellbeing of our people. With clearer expectations, sharper routines and a more proactive approach to risk, we are well positioned to continue strengthening our safety culture and achieving our 2035 strategic aspirations. Leadership and culture Risk resilience Leadership remains our greatest lever for change. Through the Visible Felt Leadership (VFL) Standard, leaders are expected to be active and present in the field – not only to assess risks but to listen and build trust. We are integrating safety leadership expectations into broader leadership development, enabling leaders to hold quality conversations, set clear risk expectations and encourage transparent reporting. Our Courageous Safety Leadership approach empowers everyone to speak up and stop unsafe work, and continues to strengthen shared responsibility for safety. Since its launch, over 34,000 training sessions were attended, including 6,100 in 2025, reinforcing our commitment from the boardroom to the frontline. Advancing the plan in 2025 • 61% of senior leaders, including business partners, achieved VFL competency, demonstrating stronger field engagement; focus now shifts to asset leadership teams to embed VFL through key performance indicators and routines • Planned to cascade VFL to middle managers, with roll-out scheduled for 2026 • Risk containment coaching exceeded targets, with over 800 operational leaders coached in-field across the Group • 21% improvement in employee values, attitudes and beliefs around safety as measured by our 2025 employee perception survey We are revisiting our processes and systems to ensure we effectively reduce risks by simplifying systems, improving controls and holding each other accountable to eliminate serious injuries and fatalities. Advancing the plan in 2025 • Strengthened operational risk management through Group-level bowtie analyses (a risk assessment tool) for nine critical risks, with gap assessments and associated Control Improvement Plans completed • Built frontline risk capability through formal risk containment training for 281 leaders across all operations, delivered by an independent expert and reinforced through coaching • Developed new Group standards for risk, safety and incident reporting, with implementation planned for 2026 • Advanced plans to embed consistent risk routines at asset-level, with defined 2026 actions to strengthen risk profiling and operational risk capability Building capabilities Business partner management Building capability within the Group is key to sustaining performance and ensuring our people feel safe enough to report and mitigate risks. In doing this, we aim to ensure that leaders at all levels have the capability to actively guide the organisation in reducing risks, that teams understand the risks in the workplace and how to respond to them, and that competent safety and health professionals are actively supporting the organisation in reducing and overseeing risk reduction. Advancing the plan in 2025 • Fully established the Group Safety function, with all critical roles filled and the appropriate skills and experience in place • Initiated a Supervisory Development Programme • Safety and People functions aligning to deliver an integrated learning experience for supervisors Business partners make up 71% of our total workforce and play a critical role in helping us run our business and achieving our safety aspirations. We started developing a comprehensive framework that aligns and integrates the operations of our business partners with our values and standards. Advancing the plan in 2025 • Developed a Group-wide Business Partner Management Framework, setting minimum standards for business partner safety, competency and reporting, supported by clear governance and aligned to our broader supply chain sustainability strategy • Completed pilot change impact assessments at selected assets to test framework effectiveness 25 GOLD FIELDS Sustainability Report 2025 Our safety improvement plan Who we are Our approach and impact Delivering positive social and environmental impact Reflections from our SET and SHSD Committee Chairpersons Delivering positive social impact Protecting our people and fostering respect Delivering positive impact for society Delivering positive environmental impact Mitigating climate change Preserving natural resources Preventing serious environmental harm Human rights Appendices

Protecting our people and fostering respect continued Modernisation to improve health and safety Technology remains central to modernising operations and enhancing health and safety across Gold Fields. Industry guidance from the ICMM and the Earth Moving Equipment Safety Round Table Group on vehicle interaction and collision avoidance systems (CAS) informed our approach as we strengthened controls across our mines. In 2025, we implemented operational and reactive measures, working closely with technology suppliers to improve reliability and effectiveness. Fatigue management systems in open-pit operations enhanced reporting and operator discipline, particularly in Ghana, where we piloted an ICMM-led vehicle interaction programme. CAS deployment advanced across regions, with a new Group standard requiring level eight systems on all open-pit mobile equipment from 2026 and level nine on long-life pits by 2027. We continued to progress with underground deployment at South Deep during 2025, while Australian operations prepared to pilot level eight technology. We also advanced initiatives to lower diesel emissions through low and zero-emission vehicles under the ICMM’s Innovation for Cleaner, Safer Vehicles programme. To further remove people from high-risk zones, the Group expanded teleremote operations, introducing longhole stope drilling at South Deep and load- haul-dump systems in our Australian underground mines. We continue to modernise our operations to reduce exposure to health and safety risks. At South Deep, technology improvements in mobile equipment and remote operations contributed to safer, more efficient mining. Across other assets, automation, CAS and digital tools for monitoring and reporting were advanced as part of our broader modernisation journey. Geotechnical risk management The mining industry continues to face significant geotechnical challenges driven by ageing mines and the trend towards deeper pits and more complex underground deposits. These conditions increase exposure to geotechnical instability, seismic activity and hydrogeological impacts. To manage these risks, our Group geotechnical team conducts ongoing annual reviews of all incidents to identify trends and prevent recurrence. We apply industry best practices in seismological monitoring and dynamic ground support, complemented by geotechnical risk management measures such as improved support standards, backfilling and pillar stabilisation. Pre-conditioning was undertaken in all destress areas at South Deep, while seismic analysis and monitoring systems remain in place to detect activity early. Geotechnical Review Boards at South Deep for all major projects, the Australian underground operations (when necessary) and for all pit cutbacks at our other assets in Australia, Ghana, Chile and Peru provide oversight on mine design, extraction sequencing and ground support implementation to ensure alignment with best practice. In 2025, we recorded 22 incidents in open pits (2024: 43) and 28 incidents in underground mines (2024: 32). Seismically induced ground support failures accounted for 75% of underground incidents, static falls-of-ground for 10%, and backfill issues for the remainder. South Deep experienced seven damaging seismic events, while our Western Australian underground mines recorded 15 (Granny Smith (8), Agnew (2) and St Ives(15)). Assets continued to implement controls to mitigate potential slope stability, tailings and underground hazards, and each site conducted quarterly geotechnical reviews to identify emerging issues and ensure alignment with Group standards. Case study 26 GOLD FIELDS Sustainability Report 2025 The Integrated Remote Monitoring Centre in Santiago supports the Salares Norte operations. Transforming safety control through remote monitoring at Salares Norte In 2025, we strengthened our safety and operational control environment with the launch of our first 24/7 Integrated Remote Monitoring Center (CIMR) in Santiago. Located more than 1,000 kilometres from Salares Norte, the CIMR provides continuous oversight of plant and mining activities at 4,500 metres above sea level, improving the visibility of critical processes in a challenging operating environment. The centre supports real-time monitoring and decision-making, enabling quicker responses to emerging risks and more consistent application of safety standards. Key functions include accessing live process- plant data for analysis, providing technical guidance to optimise operations and piloting a dispatch system to manage the mine’s truck fleet. By centralising these capabilities, the CIMR enhances situational awareness and supports safer, more stable operations. The initiative marks an important step in Gold Fields’ shift toward connected, data-driven safety management and reflects the Group’s broader investment in innovation and operational excellence. Who we are Our approach and impact Delivering positive social and environmental impact Reflections from our SET and SHSD Committee Chairpersons Delivering positive social impact Protecting our people and fostering respect Delivering positive impact for society Delivering positive environmental impact Mitigating climate change Preserving natural resources Preventing serious environmental harm Human rights Appendices

Protecting our people and fostering respect continued Occupational diseases Our teams operate in environments where certain workplace conditions may pose risks to their health. Common exposures include elevated noise levels, airborne contaminants like fumes and dust, diesel particulate matter and factors contributing to musculoskeletal strain. Because our operations vary widely, the controls implemented at each site are specifically designed to address the nature and severity of the risks present, with the aim of keeping exposure as low as reasonably practicable. We apply the same rigour to managing occupational health risks as we do to physical safety. Risk assessments underpin the development of our control strategies and guide the frequency and depth of our monitoring activities. Our approach is deliberately proactive: we track actual exposure levels and establish action thresholds to ensure we remain well within recognised occupational exposure limits. To further strengthen our control environment, we finalised a Group Occupational Health Standard during the year. Developed with input from occupational health experts across the business, the standard establishes a common approach to managing occupational health at our operations. It sets performance requirements covering leadership accountability, communication and consultation, risk management, monitoring programmes, fitness for work, communicable diseases, incident management, document control, assurance and review. The standard also aligns our assets to a common set of exposure limits for our most material health risks and requires the adoption of a critical control management approach. Accordingly, critical control frameworks have been developed for occupational exposures, ascending to high altitude and thermal stress across both hot and cold operating environments. Our focus for 2026 will be on ensuring operational alignment with the new standard. We recorded 24 occupational disease cases in 2025, including eight cases of cardio-respiratory Tuberculosis, two cases of silicosis at South Deep and four of noise-induced hearing loss, three at South Deep and one in Australia. Exposure to respirable silica dust and diesel particulate matter has declined during the year, supported by improved ventilation systems and enhanced engineering controls. Diesel particulate matter exposure, in particular, reduced from 7.3% in 2024 to 5.6 in 2025%. Number of occupational diseases recorded 9 17 10 8 3 4 8 6 8 2 2 2023 2024 2025 0 10 20 30 n Musculoskeletal disorders n Noise-induced hearing loss n Cardio-respiratory Tuberculosis n Silicosis Silicosis and Tuberculosis We maintained stringent dust control and health surveillance programmes, particularly at South Deep. Sampling exposures above silica limits reduced from 6.8% in 2024 to 5.9% in 2025, while TB prevention and treatment programmes continued to deliver stable results. Noise-induced hearing loss We continued to monitor and manage occupational noise exposure through engineering controls, routine audiometry and education programmes. HIV/Aids and malaria HIV/Aids and malaria management programmes remained integral to health strategies in Africa and South America respectively. Voluntary testing, counselling and access to antiretroviral therapy were maintained across operations, while proactive malaria control measures, including vector management and awareness campaigns, helped limit cases in West Africa and South America. 27 GOLD FIELDS Sustainability Report 2025 Regional Emergency Response exercise at Agnew Gold Mine in Australia. Simulation of a response team member deploying a visual inspection of the AGR cyanide ISO pods for any leaks or damage in full body HAZMAT splash suit. Who we are Our approach and impact Delivering positive social and environmental impact Reflections from our SET and SHSD Committee Chairpersons Delivering positive social impact Protecting our people and fostering respect Delivering positive impact for society Delivering positive environmental impact Mitigating climate change Preserving natural resources Preventing serious environmental harm Human rights Appendices

Protecting our people and fostering respect continued Keeping our people psychologically safe through diverse, inclusive and respectful workplaces Ensuring every person returns home safe and well each day requires more than physical protection; it depends on psychosocial health, emotional wellbeing and a culture where dignity and respect are non- negotiable. Inclusive practices strengthen safety, creating environments where harmful behaviours are rejected and every individual feels empowered to contribute and speak up. Diversity, in turn, can fuel performance and resilience, which is why we continue to use gender representation as a lead indicator of workforce diversity across the Group. Our vision is to build a culture grounded in care and accountability, supported by leaders who model inclusive behaviour, structures that reinforce collaboration and systems that protect our people from harm. Our culture journey 2021 to 2024 2025 Towards 2035 Independent review of our culture and optimising our approach Taking stock and developing systems Entrench systems and foster respect • Set a target of 30% female representation by 2030 • Engaged EB&Co to conduct a review of our culture • Launched the Gold Fields Way • Published the EB&Co report findings and committed to adopting all 21 recommendations • Reviewed progress against EB&Co’s recommendations • Implemented our new operating model • Invested in building leadership capabilities in line with our culture aspirations • Reviewed our culture journey, progress and roadmap • As a result of our midpoint review, committed to embed wellbeing and psychosocial safety through formal processes; prioritise a culture of care and accountability and speaking up to enable zero harm; and extend social performance expectations to business partners • Ran a Group-wide culture and engagement survey • Embedded EB&Co’s recommendations into our broader safety and culture workstreams • Facilitated extensive Harmful Behaviour and Bystander to Upstander training sessions • Developed a Business Partner Management Framework • Developed a Psychosocial Risk Management Framework • Roll-out the Group’s Business Partner Framework • Maintain employee diversity targets of 30% and include business partners to achieve workforce gender targets of 25% by 2035 • Respect and protect the rights of our people by fostering a respectful workplace and measuring the degree to which we have a diverse and culturally safe work environment • Build capability to identify and manage psychosocial hazards at all levels in the business • Encourage early reporting of concerns through our Speak Up platform 28 GOLD FIELDS Sustainability Report 2025 Workers join Chile’s Minister of Mining during the Salares Norte inauguration. Who we are Our approach and impact Delivering positive social and environmental impact Reflections from our SET and SHSD Committee Chairpersons Delivering positive social impact Protecting our people and fostering respect Delivering positive impact for society Delivering positive environmental impact Mitigating climate change Preserving natural resources Preventing serious environmental harm Human rights Appendices

Protecting our people and fostering respect continued Championing diversity and inclusivity Our 2035 commitment is to achieve 30% female employee representation. While we have made steady progress, our midpoint review confirmed that the current pace of improvement – averaging around 0.5 percentage points per year – is beginning to plateau. Achieving our 2035 commitment will require a shift from incremental gains to more targeted, systemic interventions. The review identified three insights that will be critical to accelerating progress: Retention is now the strongest lever for representation Inclusion must extend to business partners to drive Group-wide change Each asset must contribute to progress – one asset cannot compensate for another Recruitment alone is not enough to close the gap to our 2035 commitment as female talent grows. Retaining and advancing women already in the organisation is now the most significant driver of progress. Focused retention, development and progression strategies will be essential to regain momentum. With business partners comprising over 70% of our workforce, achieving a fully inclusive workplace requires us to extend our commitment towards gender representation across our business partner base. Without this broader shift in approach and culture, progress at scale will not be possible. Group-level representation targets cannot be achieved through disproportionate performance at a single asset. Every asset needs to advance on its own trajectory. This ensures cultural consistency, portfolio resilience and progress that is both authentic and sustainable. % of our employees who are women 2022 2023 2024 2025 10 20 30 40 — Group — Australia — South Africa — Ghana — Peru — Chile 29 GOLD FIELDS Sustainability Report 2025 Strengthening our diverse and respectful workplaces in Ghana Our Ghanaian assets advanced several initiatives to build a safer, more supportive environment for our people during the year. The women’s development programme was launched to equip women with practical skills, industry insight and resilience to help them thrive in the mining sector. The region also designed Bystander to Upstander training, aimed at empowering employees to recognise, address and prevent bullying, with roll-out planned for early 2026. Supporting racial and gender transformation at South Deep Legislation in South Africa requires strong Historically Disadvantaged South African (HDSA) representation, reinforced through Social and Labour Plans (SLPs). South Deep is tracking well, with HDSAs representing 79% of employees and 68% of management, demonstrating continued progress in advancing workplace equity. The mine maintains a Level 4 B- BBEE contributor status, reinforcing its commitment to inclusive growth and economic participation. Read more about South Deep’s diversity and inclusivity initiatives in its SLP online. Read more about our approach to diversity, equity, inclusion and belonging on our website. Graduates celebrate the completion of the apprenticeship programme at Tarkwa. Who we are Our approach and impact Delivering positive social and environmental impact Reflections from our SET and SHSD Committee Chairpersons Delivering positive social impact Protecting our people and fostering respect Delivering positive impact for society Delivering positive environmental impact Mitigating climate change Preserving natural resources Preventing serious environmental harm Human rights Appendices

Protecting our people and fostering respect continued Creating respectful, psychologically safe workplaces Gold Fields’ commitment to diversity and inclusion rests on creating workplaces where people feel respected, protected and able to speak up without fear. The findings of the EB&Co review, released in 2023, were clear: while many aspects of our culture were moving in the right direction, too many employees have encountered behaviours that undermine psychological safety and, ultimately, our ability to build a truly diverse and inclusive workforce. In response, the Board and management committed to implementing all recommendations, establishing a Respectful Workplace Framework and deepening awareness of diversity, equity, inclusion and belonging across the business. Over the past year, we have focused on translating these commitments into action as part of our broader culture journey, recognising that a safe, respectful culture is essential to unlocking the full value of our people and delivering on our strategic ambitions. During the year, we focused on strengthening the systems, controls and leadership practices that underpin a respectful and psychologically safe workplace. This included improving how we prevent, report and respond to harmful behaviour, and ensuring leaders are equipped to set the tone for a culture of respect. We have developed our Group Psychosocial Framework to identify and manage psychosocial risks. The framework draws on expertise from across the business, spanning multiple disciplines, and has been informed through engagements with senior leaders. It applies established risk management processes to prioritise risks and manage commonly defined psychosocial hazards related to work design, interpersonal factors and the work environment. To support long-term sustainability, the framework’s requirements are being integrated into Group standards and procedures, primarily within our health and safety and risk protocols. Consistent with our occupational health approach, a critical control management methodology has been adopted, with a critical control framework developed for sexual violence. Other areas of progress in 2025 included: • Rolling out the Respectful Workplace toolkit to leaders, with clearer reporting protocols and investigation tools for psychosocial harm • Finalising the design, execution and verification criteria for the sexual violence bowtie critical controls, and aligning these with control owners across the Group • Incorporating recommendations from an independent review of the sexual violence control environment at our Australian assets • Introducing multiple reporting avenues to make it easier for employees to raise concerns • Developing an ICAM-based investigation process tailored to psychosocial incidents Together, these steps have strengthened prevention, accountability and support across our operations. Case study Thusano Trust: employee ownership in action In 2025, Gold Fields reached a major milestone with the vesting of the Thusano Trust, our employee ownership initiative established in 2010 in line with Mining Charter requirements. Structured over a 15-year vesting period, the Trust was designed to enable qualifying employees to participate meaningfully in long-term value creation. The initiative benefits 46,007 past and current employees, making it one of the most substantive employee ownership outcomes in South Africa’s mining sector. Following vesting, the share trade process was completed in January 2026, with shares sold across Gold Fields and Sibanye-Stillwater to a combined value of approximately R11.1bn. Delivered with a strong focus on governance and beneficiary protection, the Trust included extensive verification and tracing processes, multilingual communication, and dedicated support for deceased estates and vulnerable beneficiaries. The vesting of the Thusano Trust demonstrates how sustained delivery can contribute to inclusive growth, household resilience and social stability at national scale. Outcomes of our 2025 workforce engagement survey In 2025, we conducted a Group-wide workforce engagement survey to measure our people’s sentiment across the three focus areas of the Gold Fields Way: leadership and mindsets, operating practices and systems and operating model. Reported exposure to harmful behaviours declined significantly, from 50% in 2022 to 10% in 2025, indicating progress in reinforcing respectful workplace standards, but continued focus still required. While overall engagement remains strong, the survey confirms that employee experience is not uniform. Targeted action plans are being implemented to address process simplification, leadership capability and workload management, ensuring our culture supports safe and sustainable delivery of our strategy.70% 2,502 of our employees of our business partners engaged in the survey Overall engagement levels were above benchmark averages, with strong pride in working for Gold Fields evident across the Group. However, our people highlighted that complex systems and processes are increasing the effort required to deliver, contributing to workload pressure in parts of the business. In a high-change environment, respondents also called for clearer decision-making and more consistent communication. Engagement levels varied by grade and function. Senior leaders reported higher engagement than middle management and supervisory levels, where pressures are more acute. Strengthening supervisory capability is therefore a key focus for 2026. Encouragingly, our graduate and intern cohorts reported a highly positive experience. 30 GOLD FIELDS Sustainability Report 2025 Employee net promoter score – Gold Fields vs benchmarks (eNPS) 31 22 20 17 Gold Fields overall Senior leaders 0 5 10 15 20 25 30 35 — Global cross-industry average (2025) — Resources and utilities sector average (2025) Who we are Our approach and impact Delivering positive social and environmental impact Reflections from our SET and SHSD Committee Chairpersons Delivering positive social impact Protecting our people and fostering respect Delivering positive impact for society Delivering positive environmental impact Mitigating climate change Preserving natural resources Preventing serious environmental harm Human rights Appendices

Delivering positive impact for society Host communities are vital stakeholders whose support underpins our licence to operate and ability to create lasting value. We strive to honour our sustainability commitments and earn trust through purpose-driven social impact and nature-positive performance that enhances lives. These communities include individuals living near our operations who may be affected by exploration, construction, operations or divestment. Each site identifies its host communities to secure legal and social licences. Around 800,000 people live in approximately 60 communities surrounding our nine mines. We aim to continually improve our social performance. While we provide financial and other assistance where appropriate, our most sustainable benefit is enabling long-term social, economic and environmental resilience. To achieve this, we prioritise host community procurement, job creation and SED investment, while minimising adverse impacts. We also address challenges such as illegal mining, mine closure risks and socio-economic pressures to maintain our licence to operate while creating lasting value for host communities. How we performed in 2025 Our comprehensive approach to host community value creation is based on our host community value creation strategy, which aims to empower host communities and strengthen their resilience. Strong, resilient communities help to strengthen our business. 2025 performance 2024 performance Looking towards 2035 Host community procurement 30% of national value benefited host communities (see below) 35% of national value benefited host communities (see alongside) • Sustain 30% annual national value creation to host communities through employment, procurement and social investment • Deliver one legacy programme per country within five years of operation • Measure and report positive impact, focusing on stakeholder outcomes and shared prosperity Host community employment SED investment Legacy programmes Three legacy programmes under implementation Three legacy programmes under implementation We also apply a community engagement and relations standard and provide guidelines on managing material social impacts and risks, including the rights of Indigenous Peoples and ASM. This section details Measuring and reviewing the value we create for host communities (p32) Host community procurement (p33) Host community employment (p34) SED investment (p35) Group legacy programmes (p36) Managing host community impact and risks (p37) Related material matters Community engagement and relations Host community employment and procurement Socio-economic development Human rights Indigenous Peoples, culture and heritage Artisanal and small-scale mining (ASM) 31 GOLD FIELDS Sustainability Report 2025 US$1.4bn (30% of national value distribution of US$5.8bn) Procurement spend US$1.26m Employee wages US$156m SED investment US$21.28m Host community value created 1,010 12,307 host community supplier companies host community jobs in the mine value chain, comprising: 2,690 827 7,611 1,179 employees suppliers1 business partners non-mining jobs 1 In Ghana Read more about our approach to community engagement and relations and host community value creation on our website. Number of suppliers and jobs in host communities in 2025 Types of benefit to host communities Who we are Our approach and impact Delivering positive social and environmental impact Reflections from our SET and SHSD Committee Chairpersons Delivering positive social impact Protecting our people and fostering respect Delivering positive impact for society Delivering positive environmental impact Mitigating climate change Preserving natural resources Preventing serious environmental harm Human rights Appendices

Delivering positive impact for society continued Measuring and reviewing the value we create for host communities We use a structured, data-driven approach to track the value we create in host communities. This framework measures the percentage of procurement directed to host community suppliers, the proportion of employees hired from host communities, our SED investment and the progress of our legacy programmes. Together, these metrics help us assess whether our contributions align with our long-term social and environmental goals. We plan to embed a new Social and Human Rights Standard in 2026. This will include refining our approach to managing social and human rights risk, incorporating updated procedures for human rights due diligence, grievance management and social incident reporting. Our midpoint review in 2025 showed that our strategy is delivering consistent progress and remains aligned with stakeholder expectations. We have achieved significant value creation since launching our strategy and have clear opportunities to deepen positive host community impact as we work towards our 2035 sustainability commitments. The review confirmed that our focus on host community procurement, employment and SED investment is maturing well, and that our legacy programmes are positioned to deliver meaningful long-term benefits. The chart below shows total host community value creation since 2022, illustrating both the scale of our investment and the proportion of value distributed to host communities each year. Our host community value creation strategy is now well established and delivers consistent performance. The programme has matured steadily since 2020, positioning us to demonstrate measurable impact by 2030. We have strengthened our social investment foundations, advanced host community procurement and employment, and begun shaping legacy initiatives that aim to extend value creation beyond the life of our mines. At the same time, we recognise that we are not yet where we want to be. Measuring impact remains an emerging capability, and maturity still varies across assets. We are deepening capacity, strengthening Group-wide governance and embedding consistent systems to support more rigorous, outcome-based reporting. We are also integrating Indigenous Peoples and human rights considerations more systematically across our business. Read more about our approach to human rights from p64. Together, these steps are intended to help us shift from strong performance to clear, demonstrable impact, leaving host communities more resilient and better positioned for long-term prosperity. 32 GOLD FIELDS Sustainability Report 2025 747 941 1,120 1,261 144 129 137 152 21 17 17 21 27 33 35 30 30% 2022 2023 2024 2025 0 800 1,600 20 30 40 n Host community procurement (US$m) n Host community employment (US$m) n SED investment (US$m) — % of total value shared — 30% host community value creation target Host community value creation over time (US$m) (%) Stella Arthur, a certified welder and fabricator at Tarkwa. Who we are Our approach and impact Delivering positive social and environmental impact Reflections from our SET and SHSD Committee Chairpersons Delivering positive social impact Protecting our people and fostering respect Delivering positive impact for society Delivering positive environmental impact Mitigating climate change Preserving natural resources Preventing serious environmental harm Human rights Appendices

During the year, the World Gold Council (WGC), Engineers without Borders Canada and Mining Shared Value published a case study on South Deep’s host community procurement approach and initiatives, using it as an example of how a company can go beyond regulatory requirements to deliver shared value for host communities and the business. Delivering positive impact for society continued Host community procurement Our host community procurement programme is designed to unlock opportunities for host community businesses to become integral partners in our supply chain and procurement processes. In doing this, we strengthen local economies and enhance the resilience and sustainability of our operations. Small and medium-sized enterprises (SMEs) from host communities play a vital role in this ecosystem. They provide essential goods and services, generate employment and contribute to national economic growth. Their success is central to achieving our 2035 commitment to sustain 30% host community value creation per year. To support these businesses, Gold Fields continues to implement preferential payment terms, particularly for SMEs led by minority and disadvantaged groups. These measures improve cash-flow and enable suppliers to grow sustainably. In 2025, total procurement spend was US$3.4bn, with 97% directed to businesses in our operating countries (2024: US$2.8bn/97%). Of this, US$1.2bn (37%) went to host community suppliers and business partners (2024: US$1.12bn/41%), exceeding our annual target of 30% and advancing our 2035 ESG commitment of allocating 30% of value to host communities. Across the Group, we worked with 1,010 active host community suppliers, engaging them on management and strategic support throughout the year. Group local (in-country) and host community procurement1 2025 2024 Local (in-country) procurement (US$m) 3,364 2,765 Local (in-country) procurement (% of total) 97% 97% Host community procurement (US$m) 1,261 1,121 Host community procurement (% of total) 37% 41% 1 Host community data excludes our corporate offices and projects We updated our host community procurement and jobs guidance and provided training to teams across all assets during the year to enhance their capabilities in this area. Our progress in host community procurement demonstrates our commitment to inclusive growth. By meeting procurement targets, investing in skills and planning for the future, we are working towards creating a legacy of enduring value beyond mining. Case study Building resilient economies around South Deep South Deep’s host community procurement approach is designed to broaden economic participation, strengthen host community enterprises and help correct the structural inequalities that have shaped South Africa’s economy. By prioritising goods and services from host community suppliers, we integrate local small, medium and micro-enterprises into our supply chain and create opportunities for long-term growth beyond the mine’s footprint. Through our enterprise and supplier development programmes, we support emerging businesses with technical training, incubation, market access and the commercial stability that comes with multi-year contracting. This has helped host community companies expand into specialised services such as hydrocarbon waste management, underground laboratory testing and hydraulic hose manufacturing – all areas that now employ community members, build scarce skills and stimulate new industries. Several of these businesses now partner with local colleges, provide on-the-job training and create opportunities for women and young people entering the workforce. Our agricultural enterprise projects extend this impact even further. By leasing land to emerging farmers, supporting them with certification and enabling access to formal markets, South Deep is helping diversify the local economy and reduce dependence on mining. These farms have grown significantly in size and output, creating employment, improving local food security and establishing new commercial value chains in cattle, horticulture and fresh produce. Together, these initiatives demonstrate how host community procurement, when paired with targeted development support, can build resilient local economies. By strengthening small businesses, investing in emerging farmers and expanding pathways into the formal economy, we are helping create a more inclusive and self- sustaining economic base that endures well beyond the LOM. 33 GOLD FIELDS Sustainability Report 2025 Read the case study online: What is measured is managed and the “Art of the Possible” Who we are Our approach and impact Delivering positive social and environmental impact Reflections from our SET and SHSD Committee Chairpersons Delivering positive social impact Protecting our people and fostering respect Delivering positive impact for society Delivering positive environmental impact Mitigating climate change Preserving natural resources Preventing serious environmental harm Human rights Appendices

Delivering positive impact for society continued Host community employment Gold Fields emphasises creating employment opportunities for host community members within our operations and through our supply chain. This commitment goes beyond direct mining roles, where opportunities are limited, to include initiatives that build skills and open doors to sustainable livelihoods. Through targeted training, education and skills development programmes, we aim to strengthen the host community skills base and improve employability. We manage and measure host community employment as part of our host community value creation strategy, recognising that host community participation in the workforce is essential for shared prosperity and long-term resilience. We work closely with communities, governments and civil society to align expectations and create sustainable employment opportunities. Active monitoring and evaluation ensure we implement corrective actions where needed, reinforcing our commitment to inclusive development. By combining employment initiatives with skills development and diversification strategies, we create long-term pathways for prosperity. At the end of 2025, 44% of our workforce (23,235 people) were employed from our host communities (2025: 52%/9,697 people). The decrease in 2025 is due to increased fly-in fly-out appointments in Australia, where operational labour requirements could not be met by host communities. Employment trends have been influenced by skill mismatch and mine closure planning, with Cerro Corona expected to see a gradual employment decline from 29% in 2025 to 28.8% by 2030 as operations continue to transition. Long-term prosperity requires diversification. As such, we actively aim to promote non-mining job creation linked to SED projects, legacy programmes and broader supply chains. During the year, we created 1,179 non-mining jobs (2024: 858). These roles provide lasting benefits for host communities, ensuring economic resilience during and beyond the life of our mines. Due to their inherent nature, many of our SED projects do not necessarily provide long-term solutions but create income and skills development. We are rolling out training programmes – including foundational learning, adult education and technical skills development – to strengthen local labour capacity. Non-mining employment highlights in 2025 include the following: • In Peru, 221 non-mining jobs were created (target: 185), approximately US$2.6m was invested in related salaries and 63 companies were contracted, driven primarily by potable water projects • In South Africa, 536 non-mining jobs were created, 94% of which were agriculture-related • In Ghana, 422 non-mining jobs were created in areas including construction, agriculture and enterprise development Group national and host community workforce employment 2025 2024 Total workforce 23,235 22,890 % of employees – national1 87% 87% Host community workforce 10,301 11,902 % of workforce – host community2 44% 52% 1 Employees only 2 Host community excludes Philippines, Chile, Corporate and Perth offices Case study Supporting sustainable enterprises in Ghana The Gold Fields Ghana Foundation expanded livelihood opportunities beyond mining by establishing a local oil palm seedling nursery to support the Community Oil Palm Production Project and farmers in surrounding communities. The initiative has improved access to certified seedlings, reduced transport costs and strengthened the regional agricultural value chain. In its first year, the nursery produced 24,000 seedlings, created 18 jobs – most of them for women – and generated meaningful revenue for reinvestment. It now supports over 110 farming households and continues to scale, with a further 26,000 seedlings under cultivation. This work contributes to long-term income security, enterprise development and community resilience. 34 GOLD FIELDS Sustainability Report 2025 Oil palm seedlings cultivated at the Tarkwa nursery. Who we are Our approach and impact Delivering positive social and environmental impact Reflections from our SET and SHSD Committee Chairpersons Delivering positive social impact Protecting our people and fostering respect Delivering positive impact for society Delivering positive environmental impact Mitigating climate change Preserving natural resources Preventing serious environmental harm Human rights Appendices

Delivering positive impact for society continued Socio-economic development investment in host communities SED forms a core pillar of our host community value creation strategy, complementing our commitments to host community procurement and employment. Our approach enables long-term socio-economic progress by strengthening foundational services, expanding livelihood opportunities and supporting resilient local economies. Our SED commitments are delivered through structured programmes that address immediate community needs while laying the groundwork for long-term resilience. We prioritise initiatives that have measurable impact, leveraging partnerships, local insights and continuous risk assessments to ensure our investments drive stability, mitigate social risks such as illegal mining and labour instability, and contribute to positive social impact. In 2025, we invested US$21m in SED projects within our host communities, compared to US$16.6m in 2024. These investments are managed through dedicated SED funds and delivered either directly by our operations or through the Gold Fields Ghana Foundation and independent trusts in South Africa. To maximise impact, we continue to work closely with host governments, development agencies and NGOs, ensuring programmes remain collaborative, agile and aligned with community priorities. Group SED spend (US$m)1 17.18 16.61 21.28 2023 2024 2025 0 5 10 15 20 25 Significant projects we support include: • Scholarship support for First Nations psychology students in Australia to address the escalating rates of First Nations child suicide (now the highest in the world) and increase the ratio of First Nations psychologists available for First Nations care • Water stewardship projects in Peru to support sustainable freshwater use and ensure reliable supply for host communities at closure • Apprenticeship and graduate training, skills development and agricultural support for local farmers in Ghana • Education, training and institutional capacity building in South Africa, including: – Adult education initiatives supporting 166 community learners and 10 employees to improve literacy and numeracy – Foundational Learning Competence programmes enhancing basic skills for 10 learners, with the Mathematics and Science programme benefiting a further 100 learners – A bursary programme funding studies for 10 mining-related qualifications supported by a graduate programme enrolling nine students to strengthen employability – Learnerships for 34 participants in engineering and mining disciplines, reinforcing the local skills pipeline Group SED investment by category in 2025 (US$m) 9.30 4.68 0.94 4.28 0.10 1.96 l Infrastructure l Education and training l Health and wellbeing l Economic diversification l Conservation and environment l Charitable giving Case study Strengthening education and wellbeing in Chile’s Atacama region We continue to invest in long-term community resilience in the province of Cha&ntilde;aral, with a particular focus on improving access to quality education and supporting children’s wellbeing. In 2025, Salares Norte advanced a coordinated set of initiatives designed to lift learning outcomes, expand digital access and promote healthier communities. To strengthen public education, three programmes were rolled out across local schools. The Legado Chile programme was implemented in two technical schools to build stronger pathways into the regional mining workforce. Mathematics in Motion introduced a practical, movement-based approach to the subject for children in four primary schools, helping to develop core logical/mathematical skills. In parallel, the Red de Oro initiative, delivered with colleagues across Gold Fields, brought satellite internet to three highly vulnerable schools, improving digital equity and supporting more effective teaching and learning. We also broadened our support for child wellbeing through sport and basic health services. The F&uacute;tbol M&aacute;s initiative created structured football activities on two community pitches in Diego de Almagro, promoting healthy habits, positive behaviours and social connection. Complementing this, the Ruta Sonrisas programme provided essential dental care for children across the province, reaching over 700 children and offering preventive training in local educational centres. Together, these initiatives reflect a sustained commitment to improving quality of life and expanding opportunities for young people in the Atacama region. 35 GOLD FIELDS Sustainability Report 2025 Read more about SOUTH DEEP’s SED initiatives in its SLP, published online. Read more about Gold Fields’ foundations and trusts online. Who we are Our approach and impact Delivering positive social and environmental impact Reflections from our SET and SHSD Committee Chairpersons Delivering positive social impact Protecting our people and fostering respect Delivering positive impact for society Delivering positive environmental impact Mitigating climate change Preserving natural resources Preventing serious environmental harm Human rights Appendices

Delivering positive impact for society continued Group legacy programmes Our Group legacy programmes are driven by a long-term approach to community resilience. Through these programmes, we generate value for host communities in a changing mining context while strategically linking host community development priorities with business imperatives. Aligned with our 2035 sustainability commitments, the legacy programmes invest in sustainable development initiatives related to host community priorities such as education, health and economic diversification. By embedding shared value principles and long-term planning, the programmes help ensure enduring community wellbeing while strengthening our licence to operate. We translate this ambition into action through structured programme design, disciplined governance and close collaboration with host governments, civil society organisations, traditional authorities and local partners. Implementation is guided by rigorous planning, including feasibility studies and ongoing monitoring to ensure interventions remain relevant, effective and aligned with community priorities. Strengthened governance frameworks, including the forthcoming Social and Human Rights Standard, provide clear accountability, strengthen human rights risk management and ensure responsible engagement with Indigenous Peoples and communities experiencing socio-economic pressure. This year, we advanced the delivery and governance of our legacy programmes across all operating countries. Implementation of our three active legacy programmes – in Chile, Ghana and Peru – continued, supported by mid-investment reviews to assess progress, validate strategic alignment and ensure each programme remains on track to deliver its intended long-term impacts. Our risk-based approach ensures legacy programmes address not only developmental needs, but also broader social risks associated with mine closure, unemployment, limited economic diversification and community expectations. By integrating social due diligence and ongoing stakeholder engagement into programme delivery, we enhance our ability to create positive impact and sustain trust with communities over the long term. Scoping for future legacy programmes progressed significantly in 2025 with the approval of a programme at South Deep. We are targeting approval for the Australia programme in early 2026, which will position both programmes to commence implementation in 2026. Since 2023, our Group legacy programmes have benefited 13,411 individuals, strengthened 16 local institutions and mobilised around US$2m from partners. Our Group legacy programmes at a glance Active legacy programmes Strengthening local healthcare in Ghana Advancing technical mining skills in Chile Building a resilient dairy value chain in Peru Our legacy programme in Ghana is a health system intervention that increases sustainable access to care, improves clinician capacity and ensures robust medical supply chain. In 2025, the programme delivered essential medical equipment and supplies to 15 health facilities in the Tarkwa-Nsuaem and Prestea Huni-Valley municipalities. We also partnered with the National Health Insurance Scheme to increase community enrolment, fund premiums and support outreach and education on affordable healthcare. • 8,845 community members reached • 2,889 individuals enrolled in the National Health Insurance Scheme • Four established partnerships • US$18m investment Our legacy programme in Chile focuses on strengthening technical mining education to support long-term local employment. In 2025, Gold Fields established a 13-partner roundtable in Atacama to develop a regional roadmap for mining-specific technical training and talent development. • 190 students participating in training • 37 teachers and lecturers receiving support • Training and certification in progress for 28 adults • 13 established partnerships • US$4.2m investment (US$866,000 invested in 2025) Our legacy programme in Peru strengthens local livelihoods by supporting over 481 farmers to develop a resilient dairy value chain. The dairy plant now processes around 6,000 litres of milk a day, with ongoing work to improve livestock care, water use and farmers’ commercial capabilities. In 2025, we upgraded the plant and enhanced critical parts of the value chain from animal nutrition and reproduction to production capacity, market access and financial readiness. • 1,422 people trained • 195 micro-reservoirs installed • 76 hectares of pastures planted • Two established partnerships; three in progress • Over US$1m in co-investment mobilised 36 GOLD FIELDS Sustainability Report 2025 Regional workforce development programme in South Africa Programmes near launch One programme in Australia in final stages of scoping and approvals One programme yet to be designed in Canada Programmes in scoping or to be designed Who we are Our approach and impact Delivering positive social and environmental impact Reflections from our SET and SHSD Committee Chairpersons Delivering positive social impact Protecting our people and fostering respect Delivering positive impact for society Delivering positive environmental impact Mitigating climate change Preserving natural resources Preventing serious environmental harm Human rights Appendices

Delivering positive impact for society continued Managing host community impact and risks Across its global portfolio, Gold Fields navigates a complex social landscape, prioritising constructive engagement with host communities, Indigenous Peoples and ASM stakeholders, alongside responding to evolving community expectations and mine closure considerations. We operate in dynamic social environments where expectations can shift due to economic changes, political transitions and LOM considerations. Key risks include social unrest, community protests and livelihood disruption due to closure. We mitigate these risks through transparent communication, regular engagement and targeted social investment. Addressing artisanal, small-scale and illegal mining ASM and illegal mining remains a significant community and operational risk across several jurisdictions, particularly South Africa, Ghana and Peru. These activities are often driven by socio-economic pressures and can pose material social, environmental and safety challenges. Our response is anchored in proactive engagement, risk mitigation and human rights principles. Operations work closely with host governments, security agencies and community leaders to maintain open communication channels, address grievances and uphold the rule of law. Security measures prioritise prevention and are aligned with the Voluntary Principles on Security and Human Rights. In parallel, the Group supports alternative livelihood initiatives aimed at reducing dependency on artisanal and illegal mining by creating non-mining economic opportunities. During the year, ASM-related incidents and legal actions included: • Illegal mining intrusions in Ghana, with 75 incidents at Damang and 59 at Tarkwa, and ongoing activities near Cerro Corona and Nueva Esperanza (our exploration area) in Peru, as well as vandalism linked to illegal miners affecting South Deep’s water infrastructure in South Africa • An incident at South Deep detailed below • De-escalating attempted incursions, including actions in Damang’s Kwesi Pit Forest, through a combination of community engagement and strengthened security measures • Securing a favourable court outcome in the Mantraim shaft case in Ghana, with the Tarkwa High Court dismissing the defendant’s injunction application and awarding costs to Gold Fields Responsible public security Responsible security management protects our people, upholds human rights and strengthens trust in the communities where we operate. In 2025, no human rights violations by private security or public law enforcement were reported across our operations, and no security-related grievances were raised by host communities. We maintained alignment with the Voluntary Principles on Security and Human Rights (VPSHR) across all regions, delivered refresher training for security providers and site managers, and strengthened collaboration with host Governments, including engagement following armed intrusions at Salares Norte to ensure security responses remained aligned with human rights standards. During December 2025, South Deep detected unauthorised persons, through the use of electronic surveillance, in a restricted surface area, and a response was initiated by the security resources. During subsequent events that continued outside the operation’s surface boundary, a firearm was discharged by a contracted security officer and one individual sustained fatal injuries. The incident was the subject of a comprehensive, independent investigation, with measures currently being implemented to improve the security posture at South Deep. 37 GOLD FIELDS Sustainability Report 2025 Refer to the Human rights section from p64 for more detail on our human rights approach. We undertook substantial work this year to enhance our social performance and human rights systems; more information is available in the Human rights section from p64. The Cerro Corona pit operation in Peru. Who we are Our approach and impact Delivering positive social and environmental impact Reflections from our SET and SHSD Committee Chairpersons Delivering positive social impact Protecting our people and fostering respect Delivering positive impact for society Delivering positive environmental impact Mitigating climate change Preserving natural resources Preventing serious environmental harm Human rights Appendices

Delivering positive impact for society continued Respecting the rights of Indigenous Peoples and First Nations Peoples Gold Fields is committed to respecting the rights, cultures and aspirations of Indigenous Peoples and First Nations communities where we operate, recognising these communities as rights-holders with deep, enduring connections to their lands. We prioritise open engagement, agreement-making, cultural heritage protection and SED to maintain trust and uphold our licence to operate. This approach is aligned with global standards, including the UN Declaration on the Rights of Indigenous Peoples, the ICMM Position Statement on Mining and Indigenous Peoples, and relevant national legislation like Australia’s Native Title Act. Strengthening relationships through collaboration and agreements Australia All our Australian mines are located on lands subject to Native Title claims and determinations under the Native Title Act (1993), which recognises the traditional rights and interests of Aboriginal and Torres Strait Islander peoples. A key component of engagement is agreement-making with determined Native Title holders. These agreements support strong relationships through clear communication channels, capacity- building initiatives, cultural learning programmes and leading-practice environmental and cultural heritage management, alongside compensation for current and historical mining activities. Our First Nations engagement approach in Australia is grounded in three strategic pillars: • Building strong, respectful relationships with the Traditional Custodians of the lands on which our operations are located • Empowering First Nations Peoples through meaningful and sustainable education, employment, training and contracting opportunities • Championing the preservation and celebration of First Nations lands, cultures and heritage As part of our First Nations strategy, we seek to progressively negotiate agreements with determined Native Title holders. The table below describes our agreements with determined Native Title holders at our Australian assets: Asset First Nations group Agreement status Nature of agreement Gruyere Yilka People and Sullivan families Formalised in 2016 LOM compensation and benefit agreement (Gruyere and Central Bore deposits) Granny Smith Nyalpa Pirniku People Formalised in 2025 LOM compensation and benefit agreement St Ives Ngadju People Formalised in 2024 LOM compensation and benefit agreement (excludes northwestern tenure) Agnew Tjiwarl People Formalised in 2025 LOM compensation and benefit agreement (excludes southern tenure) In 2025, we advanced several Native Title agreements that formalise long-term partnerships and shared value creation. At Agnew, we finalised a landmark agreement with the Tjiwarl Aboriginal Corporation. The agreement provides financial benefits, including compensation payments and socio-economic opportunities in education, employment, training and contracting. It also incorporates a Cultural Heritage Asset Management Plan that establishes cultural exclusion zones and co-designed protections for heritage sites. Working with the Tjiwarl People to protect culture and grow opportunity Through the Agnew-Tjiwarl Native Title Agreement, Tjiwarl native title holders are directly guiding cultural heritage management, helping protect cultural values and shape land-use decisions. The agreement also supports broader community priorities, from training and employment to strengthening Tjiwarl-owned businesses. This collaborative model is helping build resilience and create benefits that extend across generations. At Granny Smith, the Wangkatja Tjungula Aboriginal Corporation (WTAC), on behalf of the Nyalpa Pirniku Native Title holders, and Gold Fields concluded an agreement with the shared intent to support pathways for younger generations through employment, training and contracting opportunities, while protecting land and waters environmentally and culturally. The agreement is aligned with WTAC’s objectives to protect and promote culture, lands and waters and to support education, training and employment for Common Law Holders. The agreement will be celebrated with WTAC members and Gold Fields in 2026. At St Ives, we continued implementing the Native Title Agreement with the Ngadju People that was finalised in 2024. At Gruyere, we re-engaged with the Yilka Talintji Aboriginal Corporation (YTAC) Board in December 2025, marking our first formal engagement following the Gold Road Resources acquisition. This engagement reset leadership relationships and established a renewed platform for collaboration. The relationship with YTAC is open and constructive and continues to strengthen through more regular strategic engagement and connection. We also concluded a review of our Innovate Reconciliation Action Plan (2022 – 2024) and commenced planning for future reconciliation initiatives, reinforcing our commitment to advancing First Nations participation and cultural recognition. 38 GOLD FIELDS Sustainability Report 2025 Community representatives sign an agreement with the Granny Smith mine. Who we are Our approach and impact Delivering positive social and environmental impact Reflections from our SET and SHSD Committee Chairpersons Delivering positive social impact Protecting our people and fostering respect Delivering positive impact for society Delivering positive environmental impact Mitigating climate change Preserving natural resources Preventing serious environmental harm Human rights Appendices

Delivering positive impact for society continued Chile While no Indigenous Peoples have a direct relationship with the Salares Norte site itself (as confirmed through the project’s environmental approval process), Gold Fields has engaged with the Colla Indigenous communities since 2015. This long-standing relationship is built on respect, cultural understanding and shared development priorities. To deepen cultural awareness across the workforce, we conduct workshops led by Colla representatives. These sessions introduce employees and business partners to the Colla worldview, cultural practices and behavioural expectations when interacting with community members. This year, we held six workshops with 120 participants, fostering mutual respect and strengthening the social foundations of the operation. We also maintain a culturally sensitive grievance mechanism for host and potentially affected Indigenous communities. During the year, we received six complaints from Colla communities, which were promptly addressed and resolved. In 2025, the Group strengthened and expanded our collaboration agreements with each Colla community. These agreements are focused on long-term partnerships centred on education, entrepreneurship, cultural preservation and promoting ancestral activities. We fully comply with socio-environmental obligations under our Environmental Qualification Resolution, with particular emphasis on commitments to Indigenous communities. Establishing a Community Relations office in Diego de Almagro has enhanced continuous engagement, accessibility and coordination with Colla stakeholders. Canada The Windfall project is located on lands designated for the Cree First Nation of Waswanipi, with claims from two other Nations. Its host communities include Lebel-sur-Qu&eacute;villon and the Cree First Nation of Waswanipi. Gold Fields has maintained close collaboration with the Cree community and local “tallymen” – who oversee parts of the territory – since Windfall’s inception. A long-standing agreement with the community continues to guide project development, while a dedicated Windfall Environmental Monitoring Committee meets monthly to review key site activities and ensure transparent information sharing. In 2025, the Group advanced negotiations with the Cree community and Cree Nation Government on the Windfall impact benefit agreement. Monthly engagements, including regular face-to-face meetings, focused on finalising key chapters related to environmental monitoring, employment and training pathways, financial benefits and business development opportunities for Cree enterprises. The impact benefit agreement aims to secure free, prior and informed consent, formalise shared decision-making and deliver long-term socio- economic value for Cree communities as the project progresses. Stewardship of cultural heritage We prioritise the stewardship of cultural heritage through co-designed management plans, ongoing monitoring and community-led decision-making across all countries. Measures such as exclusion zones, heritage surveys and cultural awareness programmes guide operational practices and ensure respectful land use. While challenges remain, especially with evolving regulatory frameworks in Western Australia, we continue to strengthen internal capability and deepen dialogue with our First Nations community partners. Case study Bringing host communities into the energy transition at St Ives As Gold Fields advances its transition to renewable energy at St Ives, The project has been designed to engage host communities alongside the delivery of large-scale environmental outcomes. Through a partnership with form building a state of creativity, more than 200 students from the mid- west and Goldfields regions participated in creative workshops exploring local interpretations of wind, place and identity. These workshops informed six artworks now being applied to wind turbine nacelles at the St Ives renewable energy project. A seventh artwork was created by First Nations artist Sara Riches, reflecting a deep connection to the Ngadju country on which the project is being developed. Displayed on turbines rising approximately 130 metres above the landscape, the artworks create a visible and enduring link between the renewable energy infrastructure and the communities it serves. The designs were unveiled at a community event in Kalgoorlie, bringing together local residents, partners and stakeholders to mark key project milestones. Building on this engagement, Gold Fields is extending its community participation through renewable energy education sessions delivered at schools along the transport route for turbine components. These sessions connect classroom learning with the lived experience of the project, supporting understanding of renewable energy and its role in the future of mining. Together, these initiatives demonstrate how the Group’s decarbonisation efforts are being delivered in a way that invites host communities to participate in, contribute to and share in the energy transition. 39 GOLD FIELDS Sustainability Report 2025 Who we are Our approach and impact Delivering positive social and environmental impact Reflections from our SET and SHSD Committee Chairpersons Delivering positive social impact Protecting our people and fostering respect Delivering positive impact for society Delivering positive environmental impact Mitigating climate change Preserving natural resources Preventing serious environmental harm Human rights Appendices

Delivering positive environmental impact Our 2035 environmental commitments: Mitigate climate change Preserve natural resources Prevent serious environmental harm Why does this matter? Addressing climate change is essential to safeguarding our future, meeting global expectations and ensuring we remain resilient and competitive in a low-carbon economy. Preserving natural resources is vital to sustaining ecosystems, securing long- term operational viability and ensuring responsible stewardship for future generations. Preventing harm is fundamental to protecting people, communities and the environment, ensuring safe operations and upholding our responsibility as a trusted and sustainable business. How these commitments are anchored • Reduce Scope 1 and 2 emissions intensity by 30% from the 2016 baseline, supporting supply security and portfolio changes, and aligning financial, risk and technology strategies • Maintain net-zero Scope 1 and 2 emissions by 2050 commitment • Reduce Scope 3 emissions by 10% from a 2022 baseline • Mitigate the impact of climate change with climate adaptation actions inclusive of partnerships with host communities • Maintain 80% freshwater reuse/ recycling annually in freshwater catchments • Transition from 2030 absolute freshwater reduction target to catchment and asset-specific context-based water targets • Measure and disclose nature-related impacts and risks and implement projects to enhance habitat in our priority landscapes • Prevent negative impact through zero catastrophic or serious environmental incidents • Mitigate harm to ecosystems and communities as the foundation for achieving positive outcomes • Maintain trust and high level of conformance to GISTM to prevent catastrophic failures and achieve positive environmental outcomes through multi-criteria analysis and alternative technologies 40 GOLD FIELDS Sustainability Report 2025 Delivering positive environmental impact Having a positive environmental impact is integral to Gold Fields’ long-term value creation and licence to operate. It is how we protect the ecosystems and natural resources that underpin reliable production, maintain stakeholder trust and secure access to future resources – particularly in sensitive landscapes and increasingly scrutinised regulatory contexts. Our 2025 midpoint review reinforced that environmental and social issues are interconnected, and that delivering meaningful outcomes requires an integrated, enterprise-wide approach that is embedded in strategy, decision-making and capital allocation. We pursue this positive impact through three reinforcing priorities. Mitigating climate change means materially reducing greenhouse gas (GHG) emissions while strengthening energy security and resilience through renewable energy, energy efficiency and ISO-aligned energy management – recognising the operational and financial co-benefits of decarbonisation. Preserving natural resources focuses on context-based water stewardship and nature-positive outcomes, applying risk assessment and mitigation hierarchies while investing in habitat enhancement in priority landscapes. Preventing serious environmental harm remains foundational, supported by strong tailings governance and ongoing conformance to the GISTM, alongside disciplined controls to avoid catastrophic or serious incidents. This subchapter details: • How we mitigate climate change (p41) • How we preserve natural resources (p55) • How we prevent serious environmental harm (p60) Related material themes: • Committing to sound environmental practices • Ensuring business resilience Rehabilitation work is underway at the AVS site in Tarkwa. Who we are Our approach and impact Delivering positive social and environmental impact Reflections from our SET and SHSD Committee Chairpersons Delivering positive social impact Protecting our people and fostering respect Delivering positive impact for society Delivering positive environmental impact Mitigating climate change Preserving natural resources Preventing serious environmental harm Human rights Appendices

Mitigating climate change Gold Fields recognises climate change as an urgent global challenge and a material business risk. Mitigating climate change is integral to our ability to operate responsibly, manage long-term risk and ensure continued value creation. Climate change presents material risks to the Group, with impacts on access to capital and our ability to secure future project approvals. Addressing climate change is therefore an environmental imperative and a strategic business priority that supports operational continuity, cost competitiveness and the resilience of Gold Fields’ portfolio over the long term. We are actively shaping our response to climate change in line with our culture of care, accountability and long-term stewardship, while remaining committed to mitigating climate impacts and building a resilient, future-fit portfolio. Guided by this rationale, Gold Fields is developing a Group-wide risk- based climate transition plan, structured in an overarching framework comprising three main categories – decarbonisation, adaptation and resilience. We follow a structured, portfolio-based approach that considers operational realities, technology readiness and capital discipline, while integrating climate considerations into planning, investment decisions and risk management. This section details: Managing climate change risks (p42) Decarbonisation (p49) Related material matters Climate adaptation and resilience Energy and carbon management Our energy and carbon performance Our climate change management journey Midpoint review findings Outcomes A refined path forward • Portfolio evolution and business growth have materially changed the Group’s emissions and energy profile, meaning certain absolute targets no longer fully reflect underlying performance or strategic intent • Slower-than-anticipated technology deployment – particularly in electrification and battery technologies – has affected the pace at which some 2030 emissions reduction targets can be achieved Climate and decarbonisation commitments • Introducing an intensity-based Scope 1 and 2 target to: • Manage climate, water, nature, communities and livelihoods as interconnected value drivers • Reflect expected production growth, asset life profiles and the timing of large-scale technology deployment • Remain consistent with internationally recognised 1.5°C-aligned pathways for diversified mining companies • Reaffirming our 10% Scope 3 emissions reduction target from a 2022 baseline, supported by ongoing hotspot analysis and engagement with key suppliers and value chain partners • Developing a decarbonisation roadmap to 2035 to guide delivery, providing a clear framework for sequencing renewable energy, electrification, energy efficiency and emerging technologies across our portfolio • Strengthening our focus on climate adaptation and resilience • Advancing asset and catchment-level actions to manage physical climate risks and support long-term shared value with host communities Climate commitments • We are developing a Group-wide climate transition plan that will bring together our decarbonisation, adaptation and resilience initiatives into a single, risk-based framework. The plan will set out how we: • Mitigate and adapt to physical and transition climate risks across the portfolio • Align capital allocation (including the use of a shadow carbon price) with our revised targets • Collaborate with employees, business partners and host communities to deliver credible, science-aligned climate action Decarbonisation priorities • Renewable energy expansion through on-site generation, hybrid energy systems and power purchase agreements, prioritised where these solutions strengthen energy security and reduce long-term cost exposure • Electrification of material movement and operations, progressively reducing diesel consumption through the adoption of battery-electric and hybrid equipment and conveyance systems, informed by mine design, power infrastructure requirements and technology readiness • Energy efficiency and process optimisation across processing plants, ventilation systems and other major energy users, delivering near-term emissions reductions alongside operational performance gains • Exploration of emerging decarbonisation technologies, including advanced energy storage, next-generation mobile equipment and alternative fuels How we performed in 2025 2025 performance 2024 performance Looking towards 2035 Scope 1 and 2 emissions 1,780kt CO₂e 1,632kt CO₂e • Reduce Scope 1 and 2 emissions intensity by 30% from the 2016 baseline, supporting supply security and portfolio changes, and aligning financial, risk and technology strategies • Maintain net-zero Scope 1 and 2 emissions by 2050 commitment • Reduce Scope 3 emissions by 10% from a 2022 baseline • Mitigate the impact of climate change with climate adaptation actions inclusive of partnerships with host communities Scope 1 and 2 emissions intensity 0kg CO₂e/oz 726kg CO₂e/oz Scope 1 and 2 emission reductions (through initiatives) 266kt CO₂e 256kt CO₂e Scope 3 emissions 912kt CO₂e1 823kt CO₂e 41 GOLD FIELDS Sustainability Report 2025 Who we are Our approach and impact Delivering positive social and environmental impact Reflections from our SET and SHSD Committee Chairpersons Delivering positive social impact Protecting our people and fostering respect Delivering positive impact for society Delivering positive environmental impact Mitigating climate change Preserving natural resources Preventing serious environmental harm Human rights Appendices 1 Excludes offices and projects. Without the Perth office number, the total Scope 3 emissions is 902kt CO2e

Mitigating climate change continued Managing climate change risks We identify, assess and manage physical climate risks alongside transition risks through our enterprise risk processes and climate scenario analysis. Climate change scenarios Climate scenarios are a strategic tool to hypothetically explore how climate change could impact us in future, with plausible outcomes based on varying climate conditions. Insights from these scenarios inform how we identify and assess climate-related risks and opportunities across short, medium and long-term horizons. They provide the foundation for our physical and transition risk assessments, resilience evaluation, strategic planning and IFRS-aligned disclosures. For the purposes of assessing climate-related hazards and impacts in the short term, baseline climate information has been developed using long-term average data for the period 1991 – 2020, which is considered representative of current and near-term climatic conditions Scenario analysis is required under IFRS S2 and the compulsory Australian climate-related financial disclosures under the Australian Accounting Standards Board (AASB) climate reporting requirements. During 2025, Gold Fields conducted a climate scenario analysis, positioning us to reassess and, where required, adapt our strategy, financial planning and operational priorities to incorporate credible climate-related risks and opportunities. To ensure the analysis provided a complete and decision-useful view, we took this opportunity to expand the scope and boundary. Our analysis covered Gold Fields’ entire asset portfolio, rather than focusing only on the Australian operations and Salares Norte that fall within the initial AASB reporting boundary. We applied two warming pathways, in accordance with the Intergovernmental Panel on Climate Change’s five core scenarios in its Sixth Assessment Report: • Low warming scenario (+1.5°&#8198;C), used to evaluate transition risks and opportunities (such as extreme weather, water scarcity and ecosystem degradation) • High warming scenario (+4.4°&#8198;C), used to assess potential worst case physical risks (including policy and regulatory change, technology shifts, market dynamics and evolving stakeholder expectations) Phase 1 We completed phase 1, covering the Australian assets and Salares Norte, in compliance with the reporting boundary of the AASB climate reporting requirements. Phase 2 This phase covers the remainder of the Group portfolio. We incorporated our findings into preliminary business planning and will continue in line with business requirements, including budgets and capital allocation priorities. 42 GOLD FIELDS Sustainability Report 2025 Read more about our transition and physical risks on p45. Wind and solar renewable energy infrastructure at the Agnew operation. Who we are Our approach and impact Delivering positive social and environmental impact Reflections from our SET and SHSD Committee Chairpersons Delivering positive social impact Protecting our people and fostering respect Delivering positive impact for society Delivering positive environmental impact Mitigating climate change Preserving natural resources Preventing serious environmental harm Human rights Appendices

Mitigating climate change continued Managing climate change risks continued Climate change scenarios continued 43 GOLD FIELDS Sustainability Report 2025 Scenario 1: Net zero transition I +1.5&#8198;°&#8198;C temperature alignment 2100 Scenario 2: Hot House I +4.4&#8198;°&#8198;C Temperature alignment 2100 SSP1 – 1.9 – Global scenario alignment I Focus on transition risks and opportunities SSP5 – 8.5 Global scenario alignment I Focus on physical risks Globally: • Coordinated action, rapid technology and policy shifts • Faster renewables and energy efficiency cut emissions sharply, supporting mining decarbonisation • Gold demand is expected to remain relatively resilient Globally: • Fragmented action and weakened cooperation are assumed, pushing temperatures beyond 4.4°C and constraining investment in enabling infrastructure • Escalating physical risks disrupt mining and supply chains and drive up water, energy, insurance and financing costs, increasing the need for resilience and adaptation Western Australia: • Rapidly rising transition pressure on mining • State at risk of exhausting its 1.5°C-aligned carbon budget within the next decade without swift emissions cuts • Decarbonisation is driven by a shift to renewables and low-emissions technologies, supported by sector roadmaps and stronger, more aligned climate policy, risk assessment and reporting • Rising energy and diesel exposure, alongside tighter climate disclosure expectations and market volatility, amplify cost, compliance and reputational risks for the sector. Western Australia: • Intensifying extreme weather and water scarcity that disrupt mining operations and logistics, increase community pressures and require greater adaptation • Rising energy and diesel exposure, alongside tighter climate disclosure expectations and market volatility, amplify cost, compliance and reputational risks for the sector Chile: • Legal commitment to net-zero by 2050 and a 1.5°C-aligned transition strategy • Accelerated electrification and renewable energy uptake in mining • Tighter emissions, climate risk reporting and stronger oversight of tailings and water management Chile: • Worsening drought and heat that disrupt mining operations and strain infrastructure • Water scarcity becomes the defining constraint, driving costly desalination and reuse, intensifying community pressures, and increasing energy and adaptation costs amid more volatile markets South Africa: • Coal decline and tightened climate regulation, increasing social and compliance pressure on the mining sector • Gold operations will need to decarbonise through renewables and other low-carbon technologies to remain competitive and access climate-aligned finance South Africa: • Intensifying heat, drought and storms that disrupt mining and supply chains, damage infrastructure and raise operating costs • For gold mining, water scarcity, diesel and grid exposure, and rising energy intensity make adaptation and resilience measures essential to protect competitiveness and social licence Peru: • Climate legislation and NDC commitments towards carbon neutrality by 2050, supported by an energy transition strategy focused on renewables and electrification • For gold mining, this increases expectations to decarbonise and build resilience, while creating competitiveness benefits for early movers with credible transition plans Peru: • Intensifying drought and extremes that reduce water availability, disrupt power and transport, and raise costs are assumed – driving greater reliance on desalination and recycling • For gold mining, diesel and grid exposure heighten volatility, making water security, resilient infrastructure and diversified energy sourcing critical to maintain viability and social licence Ghana: • Energy transition guided by a national plan targeting net-zero energy-related emissions by 2060, driven by renewables, electrification and low-carbon fuels, with investment and job-creation potential • For gold mining, this signals rising expectations to shift towards renewable-powered operations and build capability for electrification through partnerships and reskilling Ghana: • Greater rainfall variability, flooding and longer dry seasons that disrupt mining operations and increase pressure on water resources • For gold mining, diesel and grid constraints heighten cost exposure, while water stress can intensify community tensions, making resilient infrastructure, diversified energy and proactive engagement critical to sustain operations and social licence Canada: • Legislated net-zero by 2050 and strengthening policy signals, including carbon pricing, drive expectations for credible transition plans and operational emissions cuts • For gold mining, competitiveness will depend on early adoption of low-carbon power and technologies, supported by reskilling and access to green finance Canada: • Worsening wildfires, floods, storms and permafrost thaw disrupt mining operations, damage infrastructure and increase maintenance, insurance and logistics costs • For gold mining, many remote sites remain exposed to diesel and carbon price risk, making investment in climate-resilient infrastructure, water security and worker protection critical for continuity. Who we are Our approach and impact Delivering positive social and environmental impact Reflections from our SET and SHSD Committee Chairpersons Delivering positive social impact Protecting our people and fostering respect Delivering positive impact for society Delivering positive environmental impact Mitigating climate change Preserving natural resources Preventing serious environmental harm Human rights Appendices

Mitigating climate change continued Managing climate change risks continued Country-based transition risks The transition to a lower-carbon economy creates climate-related transition risks arising from changing regulation and carbon pricing, shifts in consumer and investor expectations, technology substitution and innovation, and wider societal and stakeholder pressure to decarbonise. Gold Fields used the low-warming, net-zero-aligned scenario (1.5°C) to identify and evaluate how these transition drivers could affect the Group with accelerating policy ambition and market change. The low-warming scenario provides a structured foundation for country-level risk assessment and response planning, supporting compliance and long-term strategic decision-making. This analysis helps to test the resilience of our strategy and business plans against potential outcomes such as: • Higher costs of carbon and compliance • Tightening permitting and disclosure requirements (especially IFRS S1 and S2) • Changing demand and price dynamics • Constraints or opportunities in energy and technology availability • Reputational impacts where expectations for credible transition execution are not met. Our geographical diversity allows us to understand and manage transition risk on a jurisdiction basis. Differences in regulatory trajectories, grid decarbonisation pathways, carbon pricing exposure, infrastructure readiness and stakeholder expectations shape the risks and the opportunities for each asset. 44 GOLD FIELDS Sustainability Report 2025 Read more details about the physical risk assessments, on our website. Biodiversity landscape in the Atacama region near Salares Norte. Who we are Our approach and impact Delivering positive social and environmental impact Reflections from our SET and SHSD Committee Chairpersons Delivering positive social impact Protecting our people and fostering respect Delivering positive impact for society Delivering positive environmental impact Mitigating climate change Preserving natural resources Preventing serious environmental harm Human rights Appendices

Mitigating climate change continued Managing climate change risks continued Asset-specific climate change assessment and physical risks Following our climate-related risk assessment, we took a progressive approach: 1. Compiled an asset-level long list of physical and transition risks using sector/peer benchmarking 2. Screened baseline exposure using historical and near-term conditions (2025 to 2030) 3. Considered the potential changes in risk exposures over the medium and long term using climate hazard projections 4. Assessed the financial materiality of risk exposures and associated mitigation/adaptation measures 5. Socialised outputs within the relevant Gold Fields functions and consolidated them The below summary details the climate hazard parameters, which are projected to change by around 10% between 2030 and 2050, as informed by the Hot House&#8198;+4.4&#8198;°&#8198;C Temperature alignment 2100&#8198;&#8198;(SSP5 – 8.5) scenario. We used these parameters to review previously identified risks and to evaluate and confirm the top climate-related physical risks for our phase 1 assets (Australia and Salares Norte). Australia Gruyere, Granny Smith, St Ives and Agnew Climate classification1 Climate hazard parameters • Gruyere: hot desert climate • Granny Smith: hot semi-arid and hot desert climate • St Ives: hot semi-arid steppe climate • Agnew: hot desert climate with temperatures frequently exceeding 35°C, with low and erratic rainfall Temperature Increase in heatwave days and frequency Increase in mean annual temperature Extreme precipitation Increase in relation to 1 in 500-year rainfall event Risk description Control measures and mitigation actions Extreme precipitation Damage to key transportation routes (road/rail), leading to disruption to supply of materials, increased&#8198;costs&#8198;and operational downtime Critical spares kept on site Compromised mine integrity causing water ingress, structural failure, operational disruptions and higher costs Implement flood risk surveys and robust dewatering and drainage controls, supported by trigger action response plans and GISTM conformance Temperature Excessive heat and prolonged heatwaves increase worker fatigue, which reduce productivity and raises absenteeism and operating costs, and heighten the likelihood of operational and transportation incidents Continue maintaining and investing in ventilation and refrigeration infrastructure Drought conditions and water scarcity result in increased operational&#8198;delays&#8198;and costs&#8198;and reduced productivity&#8198;due to inability to access sufficient water for gold processing and suppression activities&#8198; Ongoing water efficiency implementation, including recycling processes Wind Excessive&#8198;wind contributes to degradation of structural integrity of key site infrastructure, leading to catastrophic failure &#8198; Inclement weather procedures&#8198; and powerline maintenance regime&#8198; 1 According to the K&ouml;ppen-Geiger climate classification, which is a widely used system that categorises the world's climates based on temperature and precipitation patterns. 45 GOLD FIELDS Sustainability Report 2025 Who we are Our approach and impact Delivering positive social and environmental impact Reflections from our SET and SHSD Committee Chairpersons Delivering positive social impact Protecting our people and fostering respect Delivering positive impact for society Delivering positive environmental impact Mitigating climate change Preserving natural resources Preventing serious environmental harm Human rights Appendices

Mitigating climate change continued Managing climate change risks continued Asset-specific climate change assessment and physical risks continued Chile Salares Norte Climate classification1 Climate hazard parameters • Tundra climate, with high elevation and scarce or zero precipitation and low temperatures throughout the year Temperature • Projected mean monthly temperature increase • Projected increase in number of heatwave days and frequency • Projected decrease in frost days Extreme precipitation • Projected extreme precipitation increase in relation to 1-in-500 year rainfall event Risk description Control measures and mitigation actions Extreme precipitation Extreme snowfall events disrupt mining operations, increase equipment damage and maintenance costs and heighten the risk of worker injuries and operational delays • Infrastructure is designed for stormwater and snowmelt management • Post-event inspections are conducted to assess drainage performance, verify structural stability and identify any erosion or water-related damage following extreme events • Daily meteorological reports, including a six-day forecast to anticipate adverse weather conditions • Operational Winter Committee (COI) set-up and activates specific protocols in response to alerts of severe winter events • Scheduled road maintenance, weather monitoring, alternative routes, and one to three days of safety stock are in place Excessive rainfall and flooding undermine the structural integrity of key site infrastructure and tailings facilities, leading to catastrophic failure of such facilities Excessive rainfall, storm activity or flooding impact flights and worker commutes, leading to operational disruptions, increased costs and health/safety impacts Excessive rainfall and flooding damages key transportation routes (road/rail), leading to disruption to supply of materials, increased costs and operational downtime Drought Increased degradation of rehabilitation resources and associated rehabilitation performance, impact closure compliance • Monitoring is carried out in the Salar and other points near the operation to control and detect any potential undesirable effects Increased operational costs and disruptions due to inability to access sufficient operational water Water scarcity drives costly desalination and reuse, intensifying community pressures and increasing energy and adaptation costs amid more volatile markets. 1 According to the K&ouml;ppen-Geiger climate classification, which is a widely used system that categorises the world's climates based on temperature and precipitation patterns. 46 GOLD FIELDS Sustainability Report 2025 Who we are Our approach and impact Delivering positive social and environmental impact Reflections from our SET and SHSD Committee Chairpersons Delivering positive social impact Protecting our people and fostering respect Delivering positive impact for society Delivering positive environmental impact Mitigating climate change Preserving natural resources Preventing serious environmental harm Human rights Appendices

Mitigating climate change continued Managing climate change risks continued Asset-specific climate change assessment and physical risks continued The following assets form part of phase 2 and thus the detailed climate-related risk assessment and mitigation work as described above for the phase 1 assets have yet to be conducted. The climate change assessments including identified risks with related mitigation measures as conducted previously remain applicable. South Africa South Deep Climate classification1 Climate hazard parameters • Oceanic subtropical highland climate, with dry and cold winters followed by wet and warm summers • Expected mean annual precipitation increase by 1% over time • Expected mean annual air temperature increase by 1.7°C over time Risk description Control measures and mitigation actions Extreme precipitation Unauthorised discharge into the Leeuspruit river • Design of all water dams meets one-in-50-year rainfall event • Upgrade Return Water Dam and Cascade Dam Droughts Reduced on-site water and increased water demand from public utilities, resulting in increased costs and/or rendering the public utilities unable to supply required volumes of water • Reduced use of public utility water through reverse osmosis plants • Expansion programme for the Scavenger wells • Water conservation demand management programme Increased water stress, electricity supply disruption and increased electricity prices • 50MW Khanyisa solar plant, with ongoing renewable electricity studies Temperature Increased water demand by Thusanang, with community volatility and increased dependence on South Deep • Maintain consistent and transparent engagement with stakeholders 1 According to the K&ouml;ppen-Geiger climate classification, which is a widely used system that categorises the world's climates based on temperature and precipitation patterns. 47 GOLD FIELDS Sustainability Report 2025 The Khanyisa Solar Plant at South Deep contributes to Gold Fields’ commitment to reducing carbon emissions across its global portfolio. Who we are Our approach and impact Delivering positive social and environmental impact Reflections from our SET and SHSD Committee Chairpersons Delivering positive social impact Protecting our people and fostering respect Delivering positive impact for society Delivering positive environmental impact Mitigating climate change Preserving natural resources Preventing serious environmental harm Human rights Appendices

Mitigating climate change continued Managing climate change risks continued Asset-specific climate change assessment and physical risks continued Ghana Tarkwa and Damang Climate classification1 Climate hazard parameters • Tropical savanna with West African monsoon • Expected mean annual precipitation increase by 2% over time • Expected mean annual evaporation increase by 6% over time Risk description Control measures and mitigation actions Extreme precipitation Excess volumes of water and pit flooding with associated pumping and additional operational costs • Back-up pumping systems for pit dewatering • Weather/climate monitoring programmes, including early warning systems for enhanced mine planning • Reverse osmosis plant and wetland systems for water treatment Delays in transport of materials, critical equipment and spares • Increased stockpiling of critical spare parts to avoid operational stoppages • Continuous monitoring of side waterways during rainy season Temperature Increased discomfort experienced and risk of heat-related illnesses • Continuous employee health checking and education relating to heat stress, malaria and other climate-impacted health issues • Hybrid solar-powered air-conditioning units in offices Deteriorating water quality Decreased quality of water available for processing purposes • Controlled discharge and land clearance controls • Active and passive water treatment systems, including reverse osmosis, clarifiers, wetlands, pit lakes and ponds • Effective hazardous materials management systems Increased vulnerability Increased vulnerability of host communities due to impacts of climate change, including increased dependency on Gold Fields for service provision and financial support during crises • Increasing resilience of communities through water and sanitation committees, the Partnership for Sustainable Water, Sanitation and Hygiene (WASH) programme in Damang, and Small Town Water Supply Systems for host communities • Continued community malaria treatment programmes • Youth horticulture education and community-based horticulture programmes 1 According to the K&ouml;ppen-Geiger climate classification, which is a widely used system that categorises the world's climates based on temperature and precipitation patterns Peru Cerro Corona Climate classification1 Climate hazard parameters2 • The site straddles both temperate oceanic climate and tundra and is classified as a cold-summer Mediterranean climate • Expected mean annual precipitation increase by up to 7% over time • Expected mean annual air temperature increase by 1.5°C over time Risk description Control measures and mitigation actions Extreme precipitation Pit flooding due to extreme precipitation • Enhancing pit dewatering system, including additional pumping lines and back-up equipment Water discharge from TSF due to overtopping in case of extreme precipitation • Implementing GISTM, including personnel training and real-time water level monitoring at TSF pond Social demands Social demands related to water quality and quantity • Implementing water projects with the local authorities and communities • Compliance with commitments of water licences 1 According to the K&ouml;ppen-Geiger climate classification, which is a widely used system that categorises the world's climates based on temperature and precipitation patterns 2 The 2040s represent the first time period, ranging from 2030 to 2059 48 GOLD FIELDS Sustainability Report 2025 Who we are Our approach and impact Delivering positive social and environmental impact Reflections from our SET and SHSD Committee Chairpersons Delivering positive social impact Protecting our people and fostering respect Delivering positive impact for society Delivering positive environmental impact Mitigating climate change Preserving natural resources Preventing serious environmental harm Human rights Appendices

Mitigating climate change continued Decarbonisation Our priorities Our initiatives are prioritised through a rigorous techno-economic framework and assessed alongside other capital investments. We take a portfolio-wide view to direct investment where it delivers the greatest value – strengthening energy security, reducing exposure to rising electricity costs and improving operational efficiency, while also lowering emissions. Our decarbonisation journey is therefore not only about responding to climate change, but about making our operations more resilient, cost-effective and sustainable in the long term. By applying disciplined capital allocation, we focus on solutions – such as renewable energy microgrids – that support reliable power supply and enhance performance, ensuring credible delivery through to 2035 and beyond. 2035 Decarbonisation trajectory Absolute emissions (kt CO2e) Emissions intensity (kg CO2e/oz) 1,693 600 2,293 (344) (90) (33) (420) — (52) (31) 1,322 2016 Baseline Emissions growth 2035 Forecast Renewables Fuel switch Efficiency Renewables Fuel switch Efficiency Diesel replacement 2035 Forecast 0 500 1,000 1,500 2,000 2,500 3,000 3,500 0 100 200 300 400 500 600 700 800 900 1,000 49 GOLD FIELDS Sustainability Report 2025 *Percentage of renewables in energy mix Completed Future Who we are Our approach and impact Delivering positive social and environmental impact Reflections from our SET and SHSD Committee Chairpersons Delivering positive social impact Protecting our people and fostering respect Delivering positive impact for society Delivering positive environmental impact Mitigating climate change Preserving natural resources Preventing serious environmental harm Human rights Appendices

Mitigating climate change continued Decarbonisation continued Case study South Deep – expanding solar capacity for long-term resilience South Deep’s Khanyisa 50MW PV solar plant came online in August 2022. It generates about 103GWh/year against the mine’s ~494GWh/year electricity demand, reducing South Deep’s carbon footprint by around 110,000 tonnes of CO₂ per year and cutting electricity costs by about 24% (R123m/year) In 2025, Gold Fields completed a feasibility study for an additional 25MW of solar, which will be built adjacent to the existing plant – taking Khanyisa from 50MW to 75MW, with construction starting in 2026. The team is also exploring a further ~110MW of solar in later phases, which would ultimately take total installed solar at South Deep to around 190MW, positioning it as the Group’s flagship renewable hub and materially increasing the share of renewable electricity and associated emissions reductions once implemented. Case study Windfall – leveraging 100% renewable power Windfall is an underground gold project in Qu&eacute;bec, Canada. To decarbonise its power supply, an 85km, 69kV hydroelectric transmission line was built to connect the project to Qu&eacute;bec’s hydro-dominated grid. The line was built, financed, owned and is operated by Miyuukaa Corporation, a business entity of the Cree First Nation of Waswanipi, and was completed and energised in early 2024, enabling grid power to reach the project. Through power purchase agreements, this connection has allowed Windfall to switch from diesel- generated electricity to hydroelectric (100% renewable) grid power for the site and underground infrastructure, which is expected to significantly reduce power costs and GHG emissions compared with the previous diesel set-up. As Windfall moves towards planned production later in the decade, this structural choice of low- carbon hydro as the primary power source means its future Scope 1 and 2 emissions intensity is expected to be substantially lower than a comparable diesel-powered greenfields project, supporting Gold Fields’ overall decarbonisation trajectory. Case study St Ives – building a large-scale hybrid renewables hub At St Ives in Western Australia, Gold Fields is implementing a large hybrid renewable project comprising a 42MW wind farm (seven turbines) and a 35MW solar plant, supported by a new renewable energy hub substation and transmission line. Construction is 80% complete, with commissioning targeted for mid-2026. Once fully operational, the St Ives system is expected to be able to supply approximately 73% of the site’s power needs and reduce the mine’s carbon emissions by roughly 50% by 2030, relative to a gas-dominated baseline. In addition, a grid-firming power purchase agreement commenced in 2025, combined with the renewables build and new renewable energy hub collector substation. 50 GOLD FIELDS Sustainability Report 2025 Solar power generation at the Khanyisa plant, South Deep. Who we are Our approach and impact Delivering positive social and environmental impact Reflections from our SET and SHSD Committee Chairpersons Delivering positive social impact Protecting our people and fostering respect Delivering positive impact for society Delivering positive environmental impact Mitigating climate change Preserving natural resources Preventing serious environmental harm Human rights Appendices

Mitigating climate change continued Decarbonisation continued Reducing emissions from diesel-powered equipment Around one-third of our combined Scope 1 and 2 emissions stems from diesel-powered equipment. Reducing these emissions will have a significant impact on our efforts to decarbonise our operations. Decarbonising our vehicle fleet is a priority, and we are investigating technologies and alternatives to ensure we make progress against our targets. Our approach Our fleet strategy is informed by the ICMM’s Innovation for Cleaner, Safer Vehicles initiative, which focuses on reducing GHG emissions, diesel particulate matter and collision risks. Diesel particulate filters are now standard across Australian operations, and South Deep is rolling out diesel particulate filters. and enclosed cabins across its underground fleet, delivering co-benefits for worker health and safety alongside emissions performance. We focus our fleet decarbonisation efforts on operations where mine life, fleet scale and existing renewable energy investments provide the strongest case for adoption, notably our Australian underground mines and South Deep. Despite slower-than-anticipated technology maturation, Gold Fields remains committed to achieving net-zero emissions by 2050. Challenges Opportunities Focus areas Diesel • Diesel-powered equipment – particularly our mining vehicle fleet – accounts for one-third of Gold Fields’ combined Scope 1 and 2 emissions • Material movement is a critical lever in achieving our reduction targets • Decarbonising material movement through efficiency and new propulsion technologies New technologies • Emission-reduction technologies have not matured as rapidly as expected • Despite improvements, most options are not ready for large-scale deployment • Using techno-economic evaluation to decide if and when to move beyond pilots • Test pilot projects, using techno-economic evaluation – emissions impact, fuel burn, productivity, reliability, total cost of ownership and technology readiness level (TRL) Electric vehicles • Limitations of battery-electric vehicles, especially in underground environments with steep gradients and high energy demand • Trial numbers provide critical data to inform future scaling decisions • Battery-electric solutions expected to play a growing role as technology maturity improves • In the near term, diesel- electric equipment is viewed as a pragmatic transition option Other opportunities We are evaluating alternative material movement methods, such as a potential railveyor system at Granny Smith and conveyor options at St Ives. Ongoing studies, initiated in 2024, focus on understanding the long- term decarbonisation and cost benefits of shifting away from conventional truck-based haulage where technically and economically feasible. Case study Original equipment manufacturer partnerships and electric vehicle trials Building on our vast experience and collaborations within the mining value chain, we are framing our material movement decarbonisation journey around three key original equipment manufacturer partnerships and associated electric vehicle trials. Caterpillar diesel-electric loaders (Granny Smith and Agnew) We completed pilot studies of Caterpillar diesel- electric loaders at Granny Smith and Agnew, and these units are in full production. Site data confirms an average ~35% reduction in diesel burn compared with equivalent conventional diesel loaders, broadly in line with Caterpillar’s original expectations. This outcome validates diesel-electric loaders as a lower-emission, lower-fuel-use option and demonstrates clear potential for operating cost and total cost of ownership benefits over time. Epiroc MT66 E-Drive proof-of-concept truck (Granny Smith) Our partnership with Epiroc has progressed to the mobilisation of the MT66 E-Drive diesel-electric underground haul truck to Granny Smith, with a proof-of-concept pilot scheduled to commence in December 2025. Gold Fields was closely involved in the design process, providing input and agreeing key performance indicators focused on emissions reduction, fuel efficiency, performance, reliability and cost. As this is the first truck of its type produced by Epiroc, the trial is aimed at understanding technology readiness and establishing whether such trucks can ultimately replace parts of our diesel fleet. Outcomes will be reported once sufficient operating data have been gathered. Sandvik battery-electric and diesel-electric trucks and loaders (St Ives) In parallel with the LH518B battery-electric loader trial at St Ives, we plan to introduce a prototype Sandvik 66-tonne diesel-electric underground truck to the same operation for pilot testing with our business partner. This will enable a side-by-side comparison of diesel-electric truck performance with the Epiroc MT66 E-Drive under similar conditions, complementing the battery-electric vehicle loader trial. Together, these Sandvik pilots are designed to test reduced-emission options across both loading and hauling, while continuing to highlight the trade-offs between emissions, productivity, reliability and cost at our required equipment sizes. 51 GOLD FIELDS Sustainability Report 2025 Who we are Our approach and impact Delivering positive social and environmental impact Reflections from our SET and SHSD Committee Chairpersons Delivering positive social impact Protecting our people and fostering respect Delivering positive impact for society Delivering positive environmental impact Mitigating climate change Preserving natural resources Preventing serious environmental harm Human rights Appendices

Mitigating climate change continued Decarbonisation continued Decarbonising our supply chain We rely on our suppliers as collaborators and engage with them to reduce our Scope 3 emissions, as majority of our Scope 3 emissions are generated in our upstream supply chain. Future acquisitions, mine plan changes and revised emissions factors may partially offset our recent gains. We therefore focus on structural, long-term abatement rather than temporary reductions driven by portfolio or market conditions. Focusing on emission hotspots and strategic levers Our priority is to address the purchased goods and service categories that contribute most to our Scope 3 footprint. Our most material upstream contributors remain: • Fuels, oils and electricity • Mining services • Cement • Lime • Explosives Supplier engagement is concentrated on a targeted group of high-impact partners representing approximately 70% of Scope 3 emissions, rather than broad engagement across the full supplier base. • Improving data quality through supplier-specific emissions factors • Embedding Scope 3 considerations into commercial and contracting decisions • Supporting supplier reporting capability • Progressing the transition to lower-carbon products where technically and economically viable • Assessing pathways for post-2030 ambition, including the potential role of high-quality carbon units to address residual emissions. kt CO2e 2022 2023 2024 2025 2030 target 0 200 400 600 800 1,000 n Purchased goods and services n Fuel and energy-related emissions n Investments (Asanko) n Other 52 GOLD FIELDS Sustainability Report 2025 Key areas of progress over time • Ongoing: Improving the quality, frequency and coverage of our Scope 3 reporting • 2023: Restated our baseline in line with GHG Protocol, ICMM and World Gold Council methodologies, which increased the reported baseline due to better activity data, more supplier- specific information and updated emissions factors • 2024 and 2025: Updated spend data and category trends and prepared to integrate new and growing assets • 2025: Our Scope 3 emissions in 2025 were 913kt CO₂e, 7% lower than the 2022 baseline, driven by portfolio changes, supplier decarbonisation and improved data quality. • Looking ahead: Internal analysis indicates that we remain on track to meet – and potentially exceed – our 2030 reduction target of a 10% net reduction Key priorities The Agnew wind farm supports renewable energy generation at the mine. Pathway to 10% Scope 3 reduction by 2030 Who we are Our approach and impact Delivering positive social and environmental impact Reflections from our SET and SHSD Committee Chairpersons Delivering positive social impact Protecting our people and fostering respect Delivering positive impact for society Delivering positive environmental impact Mitigating climate change Preserving natural resources Preventing serious environmental harm Human rights Appendices

Mitigating climate change continued Decarbonisation continued Our Scope 1 and 2 emissions Our revised 2035 Scope 1 and 2 targets reflect a realistic approach to technology readiness and infrastructure requirements, supporting a disciplined and credible transition pathway. Energy The majority of our Scope 1 and 2 emissions stems from energy. Decarbonising electricity supply remains the most significant lever for reducing Scope 2 emissions. With the aim to deliver resilience and long-term value, our focus on energy management is as follows: • We will increase the integration of renewable and low-carbon power across the portfolio • Gold Fields will continue to focus on value-adding decarbonisation including the assessment of emissions intensity when growing our portfolio of assets We apply a systematic, ISO 50001-aligned approach to measuring, monitoring and optimising energy use across all assets, supported by site-level targets and robust verification. We assess emissions reduction initiatives through a rigorous techno-economic lens to ensure they strengthen supply security, manage cost and deliver operational value. Scope 1 and 2 emissions performance 90 11 3 12 8 17 7 30 6 30 2 20 1 25 7 0 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2030 0 500 1,000 1,500 2,000 0 200 400 600 800 n Scope 1 and 2 emissions n Annual emissions avoided — Emissions intensity Scope 1 and 2 emissions per asset 85 119 75 281 9 213 37.3 47.9 43 138 451 197 91 0.35 0.45 0.58 0.96 1.49 0.86 1.29 0.25 0.23 Agnew Granny smith St Ives Gruyere South Deep Tarkwa Damang Cerro Corona Salares Norte 0 100 200 300 400 500 0 0.5 1 1.5 2 n Scope 1 n Scope 2 l Emissions intensity 53 GOLD FIELDS Sustainability Report 2025 kt CO2e tCO2e/oz Measuring our progress • 308kt CO₂e reduction in Scope 1 and 2 emissions achieved since 2016 • A further 105kt CO₂e reduction forecast from projects already underway • 421kt CO₂e total abatement delivered or secured, representing approximately 25% of our original reduction target • Demonstrated ability to attract skilled talent, sustainability-focused investors and access competitive sources of capital Looking ahead Expansion at assets such as Gruyere, the development of the Agua Amarga deposit at Salares Norte, and increasing ventilation and cooling requirements at our Australian underground assets are expected to contribute an additional ~490kt CO₂e by 2030 under a business-as-usual trajectory. While deployment pathways differ by asset, the overall trend is one of improving emissions intensity, energy resilience and cost stability. kt CO2e tCO2e/oz Who we are Our approach and impact Delivering positive social and environmental impact Reflections from our SET and SHSD Committee Chairpersons Delivering positive social impact Protecting our people and fostering respect Delivering positive impact for society Delivering positive environmental impact Mitigating climate change Preserving natural resources Preventing serious environmental harm Human rights Appendices

Mitigating climate change continued Decarbonisation continued Our Scope 1 and 2 emissions continued We implemented the following key cost, energy and emission-reduction projects during 2025: Energy efficiency projects and initiatives1 Site Projects and initiatives Carbon saving (kt CO2e) Granny Smith Installed automated control systems for the secondary ventilation network to improve airflow efficiency and reduce power use 2.3 South Deep Temporarily shut down one main ventilation fan during shift changes to reduce electricity consumption 6.2 Optimised underground water pumping systems to reduce energy use 6.3 Damang Improved energy-efficient lighting as well as pump efficiencies at our ball mill 1.2 Tarkwa Conducted electric vehicle trials to assess opportunities to reduce diesel use and emissions 6.7 Shifted a portion of grid electricity consumption to hydro and solar energy sources 5.8 Cerro Corona Replaced open-pit haul trucks with higher-capacity vehicles to reduce trips and fuel consumption 0.3 1 Relative asset energy and carbon savings differ because of the differing energy mixes at our assets Energy performance 13.90 14.10 14.00 14.40 15.70 2021 2022 2023 2024 2025 0.00 2.00 4.00 6.00 8.00 10.00 12.00 14.00 16.00 0.00 1.00 2.00 3.00 4.00 5.00 6.00 7.00 n Energy consumption (PJ) — Energy intensity GJ/oz Energy costs and energy savings 341 424 405 423 456 34 53 28 17 19 2021 2022 2023 2024 2025 0 100 200 300 400 500 n Energy costs n Energy savings Energy and carbon annual comparisons 2025 2024 Energy performance Total energy consumption 15.7PJ 14.4PJ Renewable electricity (percentage of total) 18% 18% Energy intensity 6.52GJ/oz 6.39GJ/oz Energy savings through initiatives 0.20PJ 0.16PJ Energy spend1 US$456m US$423m Amount spent on energy and emissions savings initiatives US$95m US$24m 1 Energy spend includes spend on diesel consumption (haulage and power), electricity generation/consumption (grid, baseload and renewables), fuel for electricity generation (natural gas purchased and delivered) and liquid petroleum gas and natural gas for the processing plants. Lease costs for the self-generation power at Agnew, Granny Smith and Gruyere are also included. Our overall emissions performance 2025 2024 Carbon performance Scope 1 and 2 emissions 1,780kt CO2e 1,632kt CO2e Scope 1 and 2 emission Intensity 0kg CO2e/oz 726kg CO2e/oz Scope 1 and 2 emission reductions (through initiatives) 266kt CO2e 256kt CO2e Scope 3 emissions 912kt CO2e1 823kt CO2e 54 GOLD FIELDS Sustainability Report 2025 PJ GJ/oz US$m Who we are Our approach and impact Delivering positive social and environmental impact Reflections from our SET and SHSD Committee Chairpersons Delivering positive social impact Protecting our people and fostering respect Delivering positive impact for society Delivering positive environmental impact Mitigating climate change Preserving natural resources Preventing serious environmental harm Human rights Appendices 1 Excludes offices and projects. Without the Perth office number, the total Scope 3 emissions is 902kt CO2e

Preserving natural resources Protecting natural resources is fundamental to Gold Fields’ ability to create enduring value and to maintain a resilient, responsible business over the long term. Water stewardship and preserving natural resources are critical focus areas given the Group’s operational footprint in water-stressed regions and the essential role that healthy ecosystems play in sustaining economic activity, host communities and biodiversity. We recognise our dependencies and impacts on natural capital, the need to proactively manage environmental risks that could affect operational continuity and host communities, and evolving regulatory and disclosure expectations. We are now positioned to adopt a more integrated, systemic approach to environmental stewardship and social performance that delivers positive social and environmental impact. Our efforts in this area focus on two components: Water stewardship Gold Fields advances water stewardship by reducing freshwater withdrawals and increasing recycling and reuse of water, supported by process improvements. Each asset considers its catchment context and undertakes water stewardship in line with an asset-level water strategy and supporting three-year tactical plan. Water efficiency remains a strategic priority under Pillar 2 of the Group Water Stewardship Strategy, with a continued focus on water recycling and reuse aligned with leading international standards and embedded operational practices. The Group has maintained an average performance of approximately 75% water recycled or reused to date. Nature Nature is becoming increasingly central to our regulatory approvals of new projects and expansions, emerging disclosure expectations and public scrutiny. We are working on implementing the Group Biodiversity Guideline, with established conservation values and progress on no-net-loss principles for new projects. We conducted a gap analysis against the ICMM Nature Position Statement and Nature baseline risk assessments and implemented progressive rehabilitation plans across all assets. This section details: Related material matters Water stewardship (p56) Water stewardship Nature (p59) Nature and biodiversity management Our natural resource preservation journey Midpoint review findings Outcomes A refined path forward Water stewardship • Gold Fields has made strong progress against its initial targets from a 2018 baseline • Absolute reduction targets are no longer fully appropriate given portfolio evolution and the diverse operating contexts across assets • Differences in water quality, hydrology, climatic variability and water stress between catchments mean that a shift towards context- based water targets will more accurately reflect shared water risks, community and Indigenous water access considerations, and long- term resilience • Our Australian assets have high saline and hypersaline environments, and reuse and recycling of freshwater have limited value and cost benefits Water stewardship • Revised Group targets will be complemented by asset-specific water targets, tailored to local climatic and hydrological conditions, water-related risks and catchment contexts • Our approach will incorporate Indigenous water values and cultural connections to catchments, extending beyond purely operational metrics • Ongoing engagement and partnerships with catchment stakeholders will be central to setting these targets and addressing shared water challenges Nature Gold Fields is advancing nature- positive outcomes through: • Structured risk assessment • Disciplined application of mitigation hierarchies • Targeted habitat enhancement in priority landscapes, building on a foundation of avoiding and mitigating harm to ecosystems and communities Water stewardship commitments • Achieve greater efficiency supported by asset-specific stewardship strategies, three-year tactical plans and engagement of our catchment stakeholders Nature commitments • Evaluate our biodiversity risks, impacts and opportunities, and implement projects to enhance habitat in our priority landscapes • Strengthen measurement and disclosure of nature- related impacts and risks • Respond to rising regulatory and market expectations • Pursue opportunities for positive outcomes with business partners, host communities and other stakeholders How we performed in 2025 2025 performance 2024 performance Looking towards 2035 Water stewardship Recycle / reuse of water 74% 74% • Maintain 80% freshwater reuse/recycling annually in freshwater catchments • Transition from 2030 absolute freshwater reduction target to catchment and asset-specific context-based water targets • Measure and disclose nature-related impacts and risks and implement projects to enhance habitat in our priority landscapesFreshwater withdrawal1 9.72GL 11.10GL 55 GOLD FIELDS Sustainability Report 2025 Who we are Our approach and impact Delivering positive social and environmental impact Reflections from our SET and SHSD Committee Chairpersons Delivering positive social impact Protecting our people and fostering respect Delivering positive impact for society Delivering positive environmental impact Mitigating climate change Preserving natural resources Preventing serious environmental harm Human rights Appendices 1 Freshwater withdrawal refers to water with less than 5,000 mg/L Total Dissolved Solids and a pH range of 4 – 10

Preserving natural resources continued Water stewardship Global water-related risks 56 GOLD FIELDS Sustainability Report 2025 Peru Cerro Corona n Security of supply n Water quality n Social water risk n Regulatory uncertainty Chile Salares Norte n Security of supply n Water quality n Social water risk n Regulatory uncertainty Canada Windfall project n Security of supply n Water quality n Social water risk n Regulatory uncertainty Ghana Damang and Tarkwa n Security of supply n Water quality n Social water risk n Regulatory uncertainty South Africa South Deep n Security of supply n Water quality n Social water risk n Regulatory uncertainty Australia Gruyere, Granny Smith, St Ives and Agnew n Security of supply n Water quality n Social water risk n Regulatory uncertainty Gold Fields Group Mines: 9 Projects: 1 Countries: 6 n Security of supply n Water quality n Social water risk n Regulatory uncertainty Key: n Low n Moderate n High Case study Salares Norte – Filtered tailings Gold Fields commissioned filtered tailings technology at Salares Norte. This approach reduces water demand and risk of catastrophic failure compared to conventional wet TSFs. Tailings are mechanically dewatered to produce a low-moisture “cake” that is stacked and compacted. The facility has a capacity of 24.1Mt with slopes and inclined waste storage facility surfaces and geomembrane covering the base. Salares Norte sets the benchmark for water-efficient, high- containment tailings management in our portfolio. Who we are Our approach and impact Delivering positive social and environmental impact Reflections from our SET and SHSD Committee Chairpersons Delivering positive social impact Protecting our people and fostering respect Delivering positive impact for society Delivering positive environmental impact Mitigating climate change Preserving natural resources Preventing serious environmental harm Human rights Appendices

Preserving natural resources continued Water stewardship continued Water is a vital shared resource with significant social, cultural, spiritual, environmental and economic value. Respecting these values and recognising the importance of water to the lives, livelihoods and cultures of our stakeholders, is integral to Gold Fields’ approach to responsible water stewardship. As such, the efficient and sustainable stewardship of water is fundamental to our ability to operate responsibly and deliver on our purpose. Water stewardship is context-based and informed by the locations of our assets. We operate in three water-stressed countries, being Australia, South Africa and Chile. Our Australian assets are situated in saline or hypersaline environments, coupled with high evaporation rates. Multiple physical, transitionary (including regulatory) and social risks thus need to be considered. These form a fundamental part of our Water Stewardship Strategy. Water scarcity Across many of our operating countries, water scarcity is increasing as a result of climate change, competing catchment demands and rising regulatory and societal expectations. In this context, improving water efficiency and strengthening water security remain both strategic and operational priorities for the Group. Water Stewardship Strategy and projects Since setting our water stewardship targets in 2021, Gold Fields has systematically improved our water stewardship practices and performance, while addressing our water-related risks and challenges. Our Group 2030 Water Stewardship Strategy guides our stewardship and how we protect this critical natural resource. It is encapsulated by the Integrated Water Stewardship Framework depicted alongside, comprising four strategic pillars and supported by asset-specific stewardship strategies, three-year tactical plans and engagement of our catchment stakeholders. Our water projects support our Group Water Stewardship Strategy, and the bulk of our interventions from a Group perspective focused on water recycling and reuse projects, with significant contributions made by South Deep and Tarkwa. The key projects that support the Group Water Stewardship Strategy across all four strategic pillars include: • Updating our assets’ LOM water security plans, which are integrated into their strategic and operational planning • Commissioning of the return water dam at South Deep, with increased storage capacity for water recycling and reuse • Implementing the Sustainable Water, Sanitation and Hygiene programme, in partnership with World Vision Ghana, with 200 households connected to potable water supply 57 GOLD FIELDS Sustainability Report 2025 Read more about our progress by assets against their respective Water Stewardship Strategies and three-year tactical on our website Board and committee leadership Group strategic management: CEO and Executive Committee Group water stewardship policy statement Group and asset, context-specific 2035 commitments and targets Group Water Stewardship Strategy Asset management Asset water stewardship strategies Three-year water tactical plans Water management governance: Group water management guidelines and water reporting guidelines Pillar 1 Climate adaptation and preparedness Pillar 2 Water efficiency Pillar 3 Protecting water quality Pillar 4 Catchment management Who we are Our approach and impact Delivering positive social and environmental impact Reflections from our SET and SHSD Committee Chairpersons Delivering positive social impact Protecting our people and fostering respect Delivering positive impact for society Delivering positive environmental impact Mitigating climate change Preserving natural resources Preventing serious environmental harm Human rights Appendices

Preserving natural resources continued Water stewardship continued 2025 performance and projects 2025 target 2025 2024 Recycling/reuse of water (%)4 73 74 74 Freshwater withdrawal (GL)3 12.06* 9.72 11.1 Total water withdrawal (GL)1 n/a 17.8 18.1 Total water withdrawal per tonne processed (L/t) n/a 385 403 Freshwater withdrawal per ounce produced (kl/oz) n/a 4.0 4.9 Water consumption (GL)2 n/a 13.0 14.5 Water stewardship and projects spend (US$m) n/a 5.5 72.4 * A 17% reduction in freshwater withdrawal from the 2018 baseline of 14.50GL 1 Total water withdrawal is the sum of all water from all sources (including surface water, groundwater, rainwater, wastewater from other organisations and municipal water supply) for any use or impact 2 Water consumption is total water withdrawal less discharge 3 Freshwater withdrawal refers to water with less than 5,000 mg/L Total Dissolved Solids and a pH range of 4 – 10 4 Recycled water is water or wastewater that is treated before being reused. Reused water is water or wastewater that is reused without treatment at the same operation Case study South Deep – return water dams We upgraded of the old return water dams at South Deep’s South Shaft, Twin Shaft and Doornpoort, commissioned during May 2025. This project contributes significantly to improving our recycling and reuse performance and aims to improve the resilience of water management infrastructure, address climate-related flood risks, and comply with the one-in-50-year flood line design standard, increasing capacity to manage stormwater and prevent uncontrolled discharge into the Leeuspruit catchment. We also upgraded the cascade dams to increase capacity for projected rainfall intensity, ensuring water security and improved climate adaptation. This project resulted in over R19 million 58 GOLD FIELDS Sustainability Report 2025 18.5 18.3 18.3 18.1 17.8 9.22 7.50 7.40 8.06 8.06 2021 2022 2023 2024 2025 0 4 8 12 16 20 24 28 0 2 4 6 8 10 12 14 Freshwater withdrawal Group total water withdrawal and intensity Water recycled/reused 75 75 74 74 74 80 2021 2022 2023 2024 2025 0 10 20 30 40 50 60 70 80 90 100 2030 target – 80% 9.4 8.5 8.8 11.1 9.72 8 2021 2022 2023 2024 2025 0 2 4 6 8 10 12 14 16 2030 target – 8GL GL GL kl/t n Total water withdrawal — Water intensity % Who we are Our approach and impact Delivering positive social and environmental impact Reflections from our SET and SHSD Committee Chairpersons Delivering positive social impact Protecting our people and fostering respect Delivering positive impact for society Delivering positive environmental impact Mitigating climate change Preserving natural resources Preventing serious environmental harm Human rights Appendices

Preserving natural resources continued Nature Our operations rely on natural resources, and sound nature stewardship is crucial for the successful implementation of projects, mine closure and maintaining our licence to operate. A strong, proactive nature response will create opportunities for Gold Fields to strengthen trust, attract and retain talent, and deliver on our purpose in complex and sensitive landscapes. 2025 performance and progress In 2025, we strengthened our nature management by building a more consistent, enterprise-wide approach across the Group. Looking ahead The next step entails finalising and implementing the Gold Fields Nature Guideline, including consistent, site- level biodiversity accounting aligned to an eight-step process: • Defining the area of analysis • Establishing baselines • Selecting metrics • Assessing impacts • Applying the mitigation hierarchy • Designing offsets/enhancements where essential • Monitoring and adaptive management • Transparent disclosure This will be supported by biodiversity metrics to track the extent and condition of ecosystems and the population and extinction risk of species, strengthening our ability to demonstrate progress towards no-net- loss and to develop more context-based targets that better reflect the interconnectedness of nature and society. Case study Protecting biodiversity at Salares Norte: Chinchilla capture and relocation programme Capture and relocation efforts Technological integration Partnering for success Our nature-positive approach is reflected in our ongoing capture and relocation programme aimed at protecting endangered short-tailed chinchillas in areas designated for mining activities. During the 2025/2026 summer campaign at the time of reporting, three adult and two juvenile chinchillas were captured and relocated from operational areas to a designated conservation site in line with the regulatory compliance plan. A female was pregnant at the time of capture and gave birth to three kits in the relocation area. All eight chinchillas were successfully released. Sadly the adult female was later found dead, having been predated by a fox. The three kits are still alive were tracked for more than two months, until it was impossible to distinguish them from other chinchillas that moved to the area. The successful capture and relocation of all the chinchillas in two rockeries made it possible to remove the rockeries. In September 2025, we commenced integrating AI and robotic process automation (RPA) into the project. AI rapidly screens large volumes of camera trap footage, automatically distinguishing chinchillas from other wildlife and empty frames so specialists can focus on verification, ecological interpretation and adaptive management. RPA automates repetitive, high-intensity administrative steps in the reporting workflow. This improves consistency, reduces human error and enhances end-to- end traceability from field evidence to regulator ready submissions. Together, these tools have accelerated reporting turnaround and improved our ability to detect anomalies and respond to potential risks. We are deepening our commitment to transparency by expanding live monitoring feeds for environmental authorities. Through our partnership with the Institute for Ecology and Biodiversity (IEB) – a prestigious group of academics specialising in ecosystem and population ecology – we are advancing scientific understanding of chinchilla behaviour and biology. Furthermore, we continue to collaborate with diverse experts on both in-situ and ex-situ conservation. These alliances generate publicly accessible, scientifically robust datasets that facilitate the testing of no-net-loss accounting methods and support climate vulnerability assessments for Andean small mammal communities. The Gold Fields Chinchilla Rescue, Relocation and Monitoring System, developed along with our technological partner Kabeli, was recognised with the National Prize on Artificial Intelligence Chile PotenciaIA 2025, acknowledging our contribution in applying leading technology to conserve a critically endangered species within a mining context. 59 GOLD FIELDS Sustainability Report 2025 Key areas of progress • Completed nature baseline risk assessments across all assets, with controls in place to manage high-level risks • Completed an ICMM Nature Position Statement gap assessment with responding actions scheduled • Maintaining progressive rehabilitation planning across operations • Managing nature-related risks through asset experience and targeted initiatives such as our Chinchilla project at Salares Norte and bat management at Agnew • Ongoing reporting of core biodiversity-related metrics and baseline datasets required under permitting and approvals applications • Developed the Gold Fields Nature Guideline, which provides a structured framework to align our operations with Gold Fields’ vision, values and policies. The Guideline steers responsible context- specific biodiversity management that supports no-net-loss, nature-positive outcomes, aligned with ICMM requirements and international leading practices Who we are Our approach and impact Delivering positive social and environmental impact Reflections from our SET and SHSD Committee Chairpersons Delivering positive social impact Protecting our people and fostering respect Delivering positive impact for society Delivering positive environmental impact Mitigating climate change Preserving natural resources Preventing serious environmental harm Human rights Appendices

Preventing serious environmental harm Gold Fields is committed to delivering a positive environmental impact and operating in a responsible, transparent and ethically governed manner as core components of our purpose. Preventing serious environmental harm and addressing the impacts of climate change are fundamental to maintaining our licence to operate, safeguarding natural capital and ensuring the long-term resilience of our business. We apply an integrated, enterprise-wide approach to environmental stewardship. This approach embeds environmental considerations across strategy, governance, risk management and operational decision- making, and focuses on proactively identifying, managing and mitigating environmental risks across our portfolio. Through this, we aim to continuously improve environmental performance, responsibly steward natural resources and safeguard against catastrophic mining-related impacts, supporting resilient and sustainable outcomes for our host communities and the environments in which we operate. This section details: Delivering positive environmental impacts (below) Tailings management (p61) Integrated mine closure (p62) Related material matters Tailing management and emergency preparedness Integrated mine closure planning Our environmental harm prevention journey Midpoint review findings Outcomes A refined path forward • Tailings stewardship is a core component of Gold Fields’ commitment to preventing serious and catastrophic environmental harm • To maintain the trust of our stakeholders and prevent catastrophic mine-related failures, it is imperative to continue strengthening our GISTM conformance • Retain and strengthen the focus on preventing negative impact through zero catastrophic failures or serious environmental incidents • Maintain trust and a high level of conformance with the GISTM through the Gold Fields Tailings Management Standards and alignment with the Global Tailings Management Institute • Tailings management is fundamental to Gold Fields’ impact-based environmental strategy, supported by disciplined risk management, continuous improvement and innovation and the use of multi-criteria analysis and technology alternatives • Integrating tailings considerations into climate resilience planning, water stewardship and integrated mine closure, ensuring tailings governance continues to protect people, communities and ecosystems while supporting safe, reliable operations and long-term value creation How we performed in 2025 2025 performance 2024 performance Looking towards 2035 GISTM conformance Meaningful conformance to GISTM achieved for priority TSFs in 2023 and remaining TSFs in 2025 Meaningful conformance to GISTM achieved for priority TSFs in 2023 • Prevent negative impact through zero catastrophic or serious environmental incidents • Mitigate harm to ecosystems and communities as the foundation for achieving positive outcomes • Maintain trust and high level of conformance to GISTM to prevent catastrophic failures and achieve positive environmental outcomes through multi-criteria analysis and alternative technologies Reduce number of active upstream-raised TSFs Four active upstream-raised TSFs Four active upstream-raised TSFs 60 GOLD FIELDS Sustainability Report 2025 Delivering positive environmental impacts We remain focused on preventing environmental harm and strengthening risk management across our operations. No catastrophic or serious environmental incidents (Level 3 – 5) have been recorded since 2018, and this remained the case in 2025. We recorded 32 minor (level 2) environmental incidents ) during the year, with the majority related to loss of containment. We continue to focus on reporting maturity in this regard. During the year, a new Group Environmental Standard was rolled out, strengthening governance, clarifying minimum requirements and reinforcing consistent implementation. How we define environmental incidents Level 1 incident: a minor incident or near-miss with no measurable environmental impact and no non-conformance with legal, permit or regulatory requirements Level 2 incident: localised with a small but measurable impact on the environment, but with no long-term effects. Level 3 incident: results in limited non-conformance or non-compliance, with ongoing but limited environmental impact Level 4 and 5 incidents: include major non-conformances or non-compliances, which could result in long-term effects. Who we are Our approach and impact Delivering positive social and environmental impact Reflections from our SET and SHSD Committee Chairpersons Delivering positive social impact Protecting our people and fostering respect Delivering positive impact for society Delivering positive environmental impact Mitigating climate change Preserving natural resources Preventing serious environmental harm Human rights Appendices

Preventing serious environmental harm continued Tailings management The safe, responsible and transparent management of tailings is essential to protecting people, host communities and preventing serious environmental harm. Tailings facilities represent one of the Group’s most material environmental and safety risks, requiring robust governance, disciplined engineering and proactive risk management across the full LOM. Our approach is grounded in internationally recognised best practice, including the ICMM Mining Principles and the GISTM, and is embedded within our broader climate, water and integrated mine closure strategies. Our life-of-facility approach prioritises physical stability, water stewardship, climate resilience and transparency. To achieve this, we consider conservative design criteria, independent technical assurance, continuous monitoring and emergency preparedness. We continually look at opportunities to reduce tailings volumes, repurpose mine waste and minimise long-term liabilities. Through innovation, technology and disciplined capital allocation, we aim to reduce tailings-related risks while improving environmental performance and long-term value outcomes. GISTM conformance As part of Gold Fields’ commitment to prevent harm to people, communities and the natural environment and to prevent catastrophic mining-related events, conformance with the GISTM is a critical mechanism through which this commitment is operationalised. We continue to reinforce trust and relationships with host communities and stakeholders, which are integral to our success. Gold Fields achieved substantial GISTM conformance for priority TSFs during 2023 and the remaining TSFs in 2025 based on delivery of the Gold Fields Tailings Management Standard. The Tarkwa active upstream- raised TSF2 conversion is on track for completion by end 2026. We are working proactively to consider alternatives to upstream-raised TSFs. Portfolio performance As of 5 August 2025, Gold Fields has completed internal GISTM self-assessments across all 36 TSFs in the portfolio. Performance was assessed against all applicable GISTM requirements, including governance, technical integrity, environmental and social considerations, and emergency preparedness Group performance 94.8% of applicable requirement parts were assessed as meeting GISTM criteria, with the remaining 5.2% were assessed as partially meeting the GISTM criteria. This confirms a high level of conformance to international best practice and provides a strong foundation for ongoing risk reduction. Our process • Review outcomes through our tailings governance structures, supported by independent third-party assurance in line with ICMM conformance protocols • Identify and address gaps through structured action plans prioritised according to consequence classification and risk, reinforcing a preventive, risk-based approach We recognise that full conformance is a multi-year journey. We remain focused on strengthening implementation, assurance and transparency across the tailings lifecycle to ensure that tailings facilities are designed, operated and closed to protect downstream communities, employees and the environment. Innovative business improvements and other key initiatives Public Liability Insurance Policy Commingling trial Our high level of conformance to GISTM criteria contributed to us consistently increasing our Public Liability Insurance Policy limits over the 2023, 2024 and 2025 annual renewal periods from US$437.5m to US$600m. This also provided wider coverage with less restrictions and full policy coverage on TSF risks. We contracted a long-term agreement based on a three-year policy term – above the standard one-year term. A commingling trial at Tarkwa is progressing well. Trial pads will be constructed in H1 2026 to test different blends of tailings and waste rock. This approach allows us to investigate feasibility under various operating conditions to reach our ultimate aspiration of improved safety. The trial presents an exciting opportunity to achieve multiple benefits, including improved physical stability, economics and geochemical performance and reduced waste footprint, water consumption and environmental impact, while eliminating flow-failure risks to downstream communities. Case study Gruyere: Cost-saving solution with in-situ rock crushing The progressively raised downstream TSF at Gruyere has caused significant operational and capital cost over the life of the asset. Each downstream raise requires substantial embankment construction, using overburden and waste material from the mine pit. Costs increase as the TSF footprint expands with a key cost driver being the presence of oversized rocks and boulders within the run-of-mine material. which conventionally require crushing and screening to achieve suitable construction material. This approach proved both cost-prohibitive and inefficient at scale, reducing material availability and increasing project costs. In response, the Gruyere tailings team adopted an innovative, fit-for-purpose solution that delivered material cost savings while maintaining construction quality and regulatory compliance. Following detailed assessment and field trials, the team successfully implemented in-situ rock crushing using specialised equipment, eliminating the need for conventional crushing and screening processes. A CAT 992 large-wheel loader fitted with a steel-drummed padfoot compactor enabled effective on- site material conditioning, significantly simplifying construction logistics. Remarkably, this approach delivered an overall project cost saving of approximately 20%, demonstrating a scalable example of operational innovation. 61 GOLD FIELDS Sustainability Report 2025 Who we are Our approach and impact Delivering positive social and environmental impact Reflections from our SET and SHSD Committee Chairpersons Delivering positive social impact Protecting our people and fostering respect Delivering positive impact for society Delivering positive environmental impact Mitigating climate change Preserving natural resources Preventing serious environmental harm Human rights Appendices

Preventing serious environmental harm continued Integrated mine closure Integrated mine closure is a core component of Gold Fields’ approach to responsible resource management, long-term value preservation and sustainable development. Effective closure governance enables us to proactively identify and manage environmental, social and financial risks across the life of an asset, rather than deferring these considerations to the end of operations. In line with our social, environmental and climate commitments, we are transitioning beyond a compliance- driven closure mindset towards an integrated, inclusive approach that embeds closure into strategic planning, project development and operational decision-making, with a focus on delivering regenerative social and ecological outcomes. Group Integrated Mine Closure Standard The standard will help us shift away from flexible guidance towards a binding, Group-wide framework that establishes consistent minimum requirements across all operations. Expected finalisation date: Mid-2026 Best practice alignment with: Key features: Implementation: • ICMM guidance • Gold Fields’ strategic pillar to create positive social and environmental impact, positioning mine closure as a proactive LOM discipline • Gold Fields’ governance hierarchy and international good practice • Integrates environmental rehabilitation, social transition and financial planning to reduce long- term liabilities, strengthen accountability and enable sustainable post-mining land uses • Consolidates previously fragmented guidance into a single governance and management framework, defining clear roles, responsibilities and decision-making authority at Group and asset levels • Covers closure planning across the mining lifecycle, progressive rehabilitation, financial provisioning, stakeholder engagement, social transition, closure success criteria and relinquishment pathways • Once implemented, the standard will be embedded into performance management, audits, enterprise risk management and sustainability reporting, supported by ongoing monitoring, assurance and periodic review A focus on social transition As part of updating Damang’s closure plan in preparation for the transfer of the mine to the Government of Ghana, Gold Fields developed a comprehensive social transition plan, supported by detailed liability estimates. Building on more than two decades of socio-economic investment through the Gold Fields Ghana Foundation, the strategy prioritises proactive stakeholder engagement, workforce transition through retaining and the safeguarding of essential services, including health, education and infrastructure. Over the past decade, 177 training programmes have been delivered to OVER 8,500 participants, expanding from technical and safety training to entrepreneurship, vocational development, agriculture and environmental rehabilitation. Complementary community investments continue to strengthen education, youth empowerment, health and livelihoods, fostering community-led development that endures beyond the life of the mine. Underpinned by financial and institutional arrangements that ensure accountability and continuity, Damang’s closure strategy is designed to responsibly conclude mining operations, enable a smooth transition to the Government of Ghana and support sustainable futures for surrounding communities. At Cerro Corona, a social transitioning plan is being implemented to prepare for the definitive closure of the asset in 2030. The plan aims to address the potential impact of closure on our stakeholders. It seeks to prevent, mitigate and remedy social and economic effects, and to support a just and responsible transition for affected community members and groups. Closure liability, provisioning and securities Gold Fields reviews mine closure cost estimates annually. As of December 2025, the Group’s consolidated environmental liability was US$844 million, a 32% increase (US$203 million) from 2024 (US$641 million). The increase is primarily attributable to: • Full ownership of Gruyere following the Gold Road Resources acquisition • The inclusion of Windfall • Socio-economic transition liabilities at Damang • Property holding provisions for Tarkwa • Growth in landforms • Scope adjustments • Advancing pre-feasibility-level closure designs for Australian TSFs 62 GOLD FIELDS Sustainability Report 2025 Who we are Our approach and impact Delivering positive social and environmental impact Reflections from our SET and SHSD Committee Chairpersons Delivering positive social impact Protecting our people and fostering respect Delivering positive impact for society Delivering positive environmental impact Mitigating climate change Preserving natural resources Preventing serious environmental harm Human rights Appendices

Preventing serious environmental harm continued Integrated mine closure continued Progressive closure performance We continued to implement progressive rehabilitation plans across all assets in 2025, achieving 83% implementation against a target of 85%. Five of our nine operating assets met or exceeded their annual progressive rehabilitation objectives during the year. The table below sets out the actual percentage of progressive closure completion against 2025 plan and the closure cost estimate (US$m) per mine for 2024 and 2025. Asset 2025 progressive rehabilitation completion against 2025 plan (%) 2025 closure cost estimate (US$m) 2024 closure cost estimate (US$m) Gruyere 88 60 25 Granny Smith 92 74 61 St Ives 59 132 104 Agnew 86 69 39 South Deep 73 54 43 Damang 95 42 27 Tarkwa 91 107 93 Salares Norte n/a 63 48 Cerro Corona 76 220 194 Windfall n/a 23 7 Total 83 844 641 63 GOLD FIELDS Sustainability Report 2025 A view of the far east tailings storage facility at Damang. Changes in asset-level closure cost estimates during 2025 were primarily driven by portfolio changes, the maturation of closure designs, and evolving socio-economic and regulatory requirements across the Group. In Australia, closure provisions increased following the acquisition of Gruyere, while other operations recorded higher estimates as tailings storage facilities progressed to more advanced, pre-feasibility–level closure designs. At Damang, higher provisions reflected an expanded scope of work to support the orderly transition of the mine to the Government of Ghana, including socio-economic transition commitments, tailings facility wall raises and spillway lining, infrastructure demolition, and additional technical studies. Salares Norte experienced growth in closure estimates due to footprint expansion and scope refinements as the project continued to mature. Windfall recorded the largest relative increase, reflecting the development of its inaugural closure cost estimate. Who we are Our approach and impact Delivering positive social and environmental impact Reflections from our SET and SHSD Committee Chairpersons Delivering positive social impact Protecting our people and fostering respect Delivering positive impact for society Delivering positive environmental impact Mitigating climate change Preserving natural resources Preventing serious environmental harm Human rights Appendices

Human rights Human rights considerations are integral to our 2035 sustainability commitments, business conduct, decision-making and stakeholder engagement processes, because our business activities can have potentially adverse impacts on our people and host communities. Guided by our Human Rights Policy Statement, to be replaced with our Sustainability Policy in 2026, which is informed by international standards and embedded in our Code of Conduct, we strive to understand, mitigate and prevent our human rights impacts across our business activities. In 2025, we undertook a comprehensive Group Social Performance and Human Rights Maturity Assessment to evaluate the strength of our systems, processes and on-the-ground practices. Using a maturity matrix developed from leading-practice frameworks, we assessed every asset and our project, resulting in both asset-level insights and a consolidated Group view. The assessment highlighted where we are maturing and where we must strengthen our approach to assessing and preventing impacts, building capability across teams and meeting our 2035 sustainability commitments. The findings informed the development of a new Group Social and Human Rights Standard, set to start roll-out in 2026, and supported a clear short, medium and long-term action roadmap at Group and asset levels. A Group Social Performance and Human Rights Working Group played a central role throughout the year, ensuring collaboration and knowledge sharing across the Group. Due diligence Human rights due diligence is embedded in our risk management processes across the mining lifecycle. We continue to identify, assess and prevent potential and actual impacts relating to our operations, suppliers and business partners. This includes independent human rights impact assessments on high-risk areas, such as TSFs and workplace conditions, informed by ongoing engagement with workers, communities and other stakeholders. Our approach to TSF due diligence is guided by the GISTM, which sets specific requirements for identifying and managing human rights risks associated with TSFs across their lifecycle. In parallel with the maturity assessment undertaken during the year, we developed Group-level risk bowties for our most material social and human rights risks to visualise key risks, their drivers, consequences and controls. This included risks relating to impacting the rights of Indigenous Peoples, potential negative social impacts caused or contributed to by Gold Fields, and breakdowns in trust with local Government or communities. Guided self-assessments at each asset produced risk statuses and improvement plans that we intend to execute in 2026. These bowties, together with our new Social and Human Rights Standard, will strengthen consistency in risk assessment, incident management, stakeholder engagement and grievance handling. Supplier and third-party due diligence continues through our monthly screening process. Where risks cannot be mitigated, we avoid entering into new business relationships. We supported these enhancements with focused capacity building for asset teams responsible for managing these risks, improving capability and ensuring consistent application of due diligence across the Group. Addressing grievances We maintain accessible grievance mechanisms so that our people and host communities can raise concerns safely. During the year, we developed a new social incident reporting procedure to guide the identification, categorisation, escalation and investigation of social and human rights incidents across the Group. This aims to strengthen accountability, improve internal reporting and support more consistent responses to identified impacts. Our confidential hotline continues to provide a secure and trusted channel for raising concerns in line with our Code of Conduct, and will be expanded in 2026 with the launch of our new Speak Up platform. We maintain an accessible grievance mechanism for communities and other external stakeholders, ensuring transparent processes for raising concerns, seeking remedy and strengthening trust through open dialogue. Community members can raise concerns freely, while our operations are obliged to address them within agreed timelines. Where issues cannot be directly resolved, they are escalated to independent remediation. In 2025, we received 89 community grievances (2024: 41), including nine related to jobs and procurement, 67 to environmental issues and 11 to social issues. The increase was mainly driven by localised issues at Cerro Corona and Tarkwa, where host communities raised environmental and social concerns, with 95% resolved within agreed timeframes across the Group. 64 GOLD FIELDS Sustainability Report 2025 Our management approach to human rights, which is a material matter for Gold Fields, can be found online. Peter Onwuegbule, a member of the Agnew exploration team. Who we are Our approach and impact Delivering positive social and environmental impact Reflections from our SET and SHSD Committee Chairpersons Delivering positive social impact Protecting our people and fostering respect Delivering positive impact for society Delivering positive environmental impact Mitigating climate change Preserving natural resources Preventing serious environmental harm Human rights Appendices

Human rights continued Our salient human rights issues Our salient human rights issues reflect where our business activities have the greatest potential to impact people and communities. We have identified 10 key human rights issues that may be adversely affected by our operations; mitigating these is a priority for our teams. The table below links each salient human rights issue to our top Group risk categories and outlines our approach and performance in 2025. Our salient human rights issues and related risks Our approach Read more about our 2025 performance Health and safety Safety and wellbeing of our people The safety and wellbeing of our people and those who work with us is a fundamental human right. We aim to balance effective management systems, strong leadership and empowerment to enable safe choices at work and during commuting. Read more about our approach to safety, health and wellbeing online. Transportation We apply strict standards for selecting, inspecting and maintaining transport providers, and adopt technologies such as GPS tracking and fatigue monitoring to safeguard employees. Where operations are located at high altitude, such as in Chile and Peru, we apply additional controls to manage elevated transport risks. All mines comply with our transportation standards, including critical controls for hazardous materials. Although not classified as occupational incidents, we have experienced tragic road fatalities involving employees and business partners commuting to work. We are addressing these risks through focused education and awareness campaigns on driving hazards and safe commuting practices. Keeping our people physically safe and healthy, p24 – 27 Our safety improvement plan, p25 Human resources Access to talent required to execute strategy Fair treatment, dignity at work and freedom from discrimination are core human rights for our workforce. We aim to uphold fair treatment in the workplace, guided by local legislation and International Labour Organization principles. We oppose human trafficking, slavery, forced labour and child labour, and support freedom of association and collective bargaining. Grievance mechanisms at site-level aim to promote transparency and address workforce concerns. We continue to strive to advance gender diversity, leadership representation and pay parity, ensuring our workplaces accommodate diverse needs. We prioritise respect and the right to a safe, inclusive environment, free from discrimination, harassment and other harmful behaviours. Our workforce at a glance, p22 – 23 Keeping our people psychologically safe through diverse, inclusive and respectful workplaces, p28 – 30 Supply chain Business partner application Human rights risks in our supply chain include forced labour, modern slavery, unsafe working conditions and unfair treatment of workers. We perform monthly due diligence on active suppliers using screening protocols that cover adverse media, international prohibition listings and risk criteria (including corruption, fraud, environmental, human rights, product, supply, financial, among other risks). Our proactive approach involves engaging with appropriate suppliers to address identified human rights risks within our business relationships. We also comply with Australian modern slavery legislation. We are confident that the geographic location of our operations and our rigorous employment practices work to minimise risks of modern slavery, particularly forced labour. Responsible sourcing, p23 Water Licence to operate and societal expectations Access to water is a fundamental human right and a critical input for our operations. We manage water use responsibly to protect surrounding catchments, enabling us to maintain our licence to operate. Water stewardship, p56 – 58 65 GOLD FIELDS Sustainability Report 2025 Read more about our Group risk categories from p44 of our IAR. Refer to p24 for more information on our approach to keep our people safe and healthy. Who we are Our approach and impact Delivering positive social and environmental impact Reflections from our SET and SHSD Committee Chairpersons Delivering positive social impact Protecting our people and fostering respect Delivering positive impact for society Delivering positive environmental impact Mitigating climate change Preserving natural resources Preventing serious environmental harm Human rights Appendices

Human rights continued Our salient human rights issues and related risks Our approach Read more about our 2025 performance Mine closure Licence to operate and societal expectations Mine closure can have significant social and environmental impacts on host communities, including effects on livelihoods, land use and long-term environmental safety. We integrated mine closure into operational planning to minimise environmental and social impacts, optimise liabilities and, where possible, enhance asset values. Integrated mine closure, p62 – 63 Environmental impacts Licence to operate and societal expectations Failures in tailings management pose severe risks to human safety, livelihoods and the environment, particularly for downstream communities. We are committed to managing tailings responsibly throughout the life of an operation – from initial feasibility through to post-closure – in line with regulatory requirements and our voluntary commitment to the GISTM. Our sites are required to comply with the Group’s TSF Management Policy and Tailings Management Standard. The Independent Geotechnical and Tailings Review Board annually reviews the two TSFs in Peru and Ghana that have “extreme” or “very high” GISTM consequence ratings. Independent parties conduct external audits on our active TSFs every three years, and we aim to conduct annual emergency response simulations and training at all our operations. We continue to enhance the resilience of our operations to mitigate the potential impact of extreme weather events, including insurance cover, flood management strategies and extreme temperature response plans. Tailings management, p61 Resettlement Licence to operate and societal expectations Involuntary resettlement can adversely affect people’s livelihoods, housing, access to services and cultural ties. We are committed to avoiding the involuntary physical or economic displacement of communities and ensuring any resettlement restores or improves livelihoods and standards of living of displaced people. We take steps to ensure all projects and operations adhere to best practice for any land acquisition, economic compensation and resettlement activities. Our approach aligns with the International Finance Corporation’s basic principles for addressing the adverse effects of involuntary resettlement, as well as relevant legislation in the countries where we operate. No resettlement was undertaken in 2025 Security Licence to operate and societal expectations Security arrangements can create human rights risks for our people and communities if not managed responsibly. Our protection services teams work with private and public security providers to effectively and responsibly protect our people and operations. We align our operations with the VPSHR, and all private security contractors receive appropriate training during their induction process, and at least annually thereafter. Our Australian operations do not use public security services, and the security function is fulfilled by suitably qualified Gold Fields employees. Responsible public security, p37 Artisanal and small-scale mining Licence to operate and societal expectations ASM can create human rights, environmental and safety risks for local communities, including unsafe working conditions and exposure to criminal activity. We aim to engage with the ASM mining community respectfully and transparently, with the goal of creating shared value for our stakeholders, securing our operations and maintaining our licence to operate. ASM is a significant source of income for communities in resource-rich developing countries including South Africa, Ghana and Peru, where we operate. ASM is often associated with illegal mining, which presents related social and environmental impacts. Where illegal mining occurs at our operations, we collaborate with Government and its security agencies to uphold the law. Our security workforce is trained to manage illegal mining in line with international security and human rights standards. We also engage with host communities to prevent illegal mining or mitigate its impact. We work with our peers in national and international mining associations to engage governments to advocate for improved ASM sustainability practices and contribute to policy and regulatory development. Addressing artisanal, small-scale and illegal mining, p37 Indigenous Peoples Licence to operate and societal expectations Projects near or on Indigenous Peoples’ lands can affect cultural heritage, land rights and self-determination. Indigenous Peoples form part of our host communities in Australia, Chile and Canada. Gold Fields respects the rights, interests, culture, perspectives and connection to land and water of our host communities, including Indigenous Peoples, in our project design, development, operation and closure phases. We recognise free, prior and informed consent as critical to safeguarding Indigenous People’s rights. Our culturally appropriate engagements seek to ensure their participation in decisions that affect them. We will conduct, informed, good-faith consultations, provide information early, and incorporate Indigenous perspectives in project co-design with the intent to obtain agreement. Respecting the rights of Indigenous Peoples and First Nations Peoples, p38 – 39 66 GOLD FIELDS Sustainability Report 2025 Who we are Our approach and impact Delivering positive social and environmental impact Reflections from our SET and SHSD Committee Chairpersons Delivering positive social impact Protecting our people and fostering respect Delivering positive impact for society Delivering positive environmental impact Mitigating climate change Preserving natural resources Preventing serious environmental harm Human rights Appendices

Appendices In this chapter Group and operational carbon and environmental performances 68 TCFD index 71 Disclaimer and forward-looking statements 73 Glossary 74 Administration and corporate information 76 67 GOLD FIELDS Sustainability Report 2025 Entrepreneurs and community members connect at the Iziko SMME Hub in Westonaria, one of South Deep’s host communities. Who we are Our approach and impact Delivering positive social and environmental impact Appendices Group and operational carbon and environmental performances TCFD index Disclaimer and forward-looking statements Glossary Administration and corporate information

Group and operational carbon and environmental performance Group energy, emissions intensity and water performance Energy Carbon emissions Water Energy consumption (PJ) Energy spend (US$m) Energy intensity (GJ/oz) GHG (Scope 1) emissions (kg CO2e/oz) Water recycled/reused (%) Freshwater withdrawal (GL)2 Operation 2025 2024 2025 2024 2025 2024 2025 2024 2025 2024 2025 2024 Gruyere 3.1 2.5 81.8 71.6 10.7 8.8 960 804.0 26.6 36.1 0.0 0.0 Granny Smith 1.1 1.1 34.7 35.0 4.4 3.8 450 412.8 20.1 25.6 1.6 1.1 St Ives 1.9 1.8 49.3 47.9 5.2 5.5 580 590.1 56.9 69.3 0.6 0.3 Agnew 1.1 0.9 34.8 31.8 4.3 4.1 350 320.4 43.1 52.1 1.3 0.5 South Deep 2.0 1.9 56.5 46.1 6.3 7.3 1,490 1,614.3 85.7 76.5 1.2 2.1 Damang 0.9 0.7 33.3 32.6 9.3 5.2 1,290 847.6 81.9 81.7 1.6 1.7 Tarkwa 4.1 4.1 121.1 122.8 8.6 7.7 860 782.5 94.5 86.1 0.8 2.4 Cerro Corona 1.1 1.2 34.1 35.3 6.7 6.9 250 277.8 86.2 83.8 2.4 2.9 Salares Norte 0.4 n/a 12.0 n/a 2.0 n/a 230 n/a 54.6 n/a 0.2 n/a Group total1 15.7 14.4 457.7 423.2 6.5 6.4 740 726.5 73.7 74.4 9.7 11.1 1 Excludes corporate offices 2 Freshwater withdrawal refers to water with less than 5,000 mg/L Total Dissolved Solids and a pH range of 4 – 10 Group carbon footprint: Scope 1 and 2 emissions (kt CO2e) Scope 1 emissions Scope 2 emissions Total Scope 1 and 2 emissions Total Scope 1 and 2 emissions Diesel: haulage and other Diesel: power generation All other Scope 1 sources Total Scope 1 emissions Total Scope 1 emissions Total Scope 2 emissions Total Scope 2 emissions Operation 2025 2025 2025 2025 2024 2025 2024 2025 2024 Gruyere 138.2 0.1 143.1 281.4 230.9 0.0 0.0 281.4 230.9 Granny Smith 31.7 0.2 87.0 118.9 118.6 0.0 0.0 118.9 118.6 St Ives 73.0 0.0 1.7 74.7 70.5 138.1 125.2 212.8 195.4 Agnew 32.9 5.3 46.6 84.8 73.5 0.0 0.0 84.8 73.5 South Deep 8.6 0.0 0.3 8.9 9.7 451.6 421.7 460.5 431.4 Damang 28.9 2.6 2.5 34.0 37.2 91.5 76.8 125.5 114.1 Tarkwa 204.3 0.0 8.9 213.2 212.5 196.6 207.8 409.8 420.4 Cerro Corona 41.3 0.0 1.1 42.4 47.9 0.0 0.0 42.4 47.9 Salares Norte 21.1 22.2 0.2 43.5 0.0 0.0 43.5 Group total1 580.0 30.4 291.5 901.8 800.8 877.8 831.6 1,779.6 1,632.4 1 Excludes corporate offices 68 GOLD FIELDS Sustainability Report 2025 Who we are Our approach and impact Delivering positive social and environmental impact Appendices Group and operational carbon and environmental performances TCFD index Disclaimer and forward-looking statements Glossary Administration and corporate information

69 GOLD FIELDS Sustainability Report 2025

Group and operational carbon and environmental performance continued Our carbon footprint: Scope 3 emissions (kt CO2e)1 Upstream Downstream Purchased goods and services Fuel and energy- related activities Capital goods Upstream transport- ation and distribution Business travel Waste generated in operations Employee commuting Downstream transport- ation and distribution Processing of sold products End-of-life treatment of sold products Total Total 2025 2025 2025 2025 2025 2025 2025 2025 2025 2025 2025 2024 Gruyere 86.3 40.7 5.7 1.6 4.6 0.4 0.1 0.0 0.1 0.1 139.5 115.0 Granny Smith 47.5 13.9 7.7 0.7 4.3 0.3 0.1 0.0 0.1 0.1 74.7 73.0 St Ives 105.5 33.1 7.3 3.7 1.8 0.8 0.1 0.0 0.1 0.1 152.5 139.0 Agnew 39.5 12.3 3.0 0.8 4.0 1 . 1.1 0.1 0.0 0.0 0.1 60.9 56.0 South Deep 82.0 27.8 15.7 0.1 0.0 0.8 0.3 0.0 0.1 0.2 127.2 114.0 Damang 19.7 15.4 1.0 0.0 0.0 0 . 0.1 0.2 0.0 0.0 0.0 36.4 31.0 Tarkwa 97.3 68.2 1.7 0.2 0.4 0.4 0.4 0.1 0.1 0.2 168.9 191.0 Cerro Corona 52.6 9.7 1.7 6.8 0.7 0.4 0.2 8.9 14.7 0.0 95.7 95.0 Salares Norte 31.9 9.6 0.6 0.5 1.0 0.5 0.1 0.8 0.4 0.9 46.2 Total 562.3 230.7 44.4 14.5 16.6 4.7 1.4 9.9 15.6 1.8 902.1 814.0 1 Excludes offices and projects. If the Perth office number is included, the Group Scope 3 emissions amount to 912kt CO2e The following categories of Scope 3 emissions are zero: Category Comment Upstream leased assets Not reported, because assumed not to be material Use of sold products This is reported as zero because energy use after refining gold is assumed to be negligible Downstream leased assets Not reported, because assumed not to be material Franchises No franchises, therefore, zero 70 GOLD FIELDS Sustainability Report 2025 Who we are Our approach and impact Delivering positive social and environmental impact Appendices Group and operational carbon and environmental performances TCFD index Disclaimer and forward-looking statements Glossary Administration and corporate information

Task Force on Climate-Related Financial Disclosures Index TCFD recommendation Section in this report covering the recommendation Linkages with other mainstream filings Governance Disclosures on the organisation’s governance around climate-related risks and opportunities Describe the Board’s oversight of climate-related risks and opportunities Foreword from our CEO, p8 Reflections from our SET and SHSD Committee Chairpersons, p19 Decarbonisation, p49 Water stewardship, p56 Tailings storage facility management, p61 IAR, p24 Describe management’s role in assessing and managing climate-related risks and opportunities Mitigating climate change, p41 Managing climate change risks, p49 Water stewardship, p55 – 57 Tailings management, p61 Our sustainability-related risks and opportunities, p17 IAR, p44, 49, 53 and 54 Strategy Disclosures on actual and potential impacts of climate-related risks and opportunities on the organisation’s business, strategy and financial planning where such information is material Describe the climate-related risks and opportunities the organisation has identified over the short, medium and long term Managing climate change risks, p42 – 48 Describe the impact of climate-related risks and opportunities on the organisation’s business strategy and financial planning Mitigating climate change, p41 Managing climate change risks, p42 – 48 Decarbonisation, p49 – 54 Describe the resilience of the organisation’s strategy, taking into consideration different climate-related scenarios, including a 2&ordm;C or lower scenario Climate change scenarios, p42 –43 Mitigating climate change, p41 Managing climate change risks, p42 – 48 Decarbonisation, p49 – 54 Risk management Disclosures how the organisation identifies, assesses and manages climate-related risks Describe the organisation’s processes for identifying and assessing climate-related risks Managing climate change risks, p42 Preserving natural resources, p55 Global water-related risks, p56 Nature, p59 Integrated mine closure, p62 Tailings management, p61 IAR, p44, 49, 53 and 54 Describe the organisation’s process for managing climate-related risk Managing climate change risks, p42 Preserving natural resources, p55 Global water-related risks, p56 Nature, p59 Integrated mine closure, p62 Tailings management, p61 Describe how processes for identifying, assessing and managing climate-related risks are integrated into the organisation’s overall risk management Managing climate change risks, p42 IAR, p44, 49, 53 and 54 71 GOLD FIELDS Sustainability Report 2025 Who we are Our approach and impact Delivering positive social and environmental impact Appendices Group and operational carbon and environmental performances TCFD index Disclaimer and forward-looking statements Glossary Administration and corporate information

Task Force on Climate-Related Financial Disclosures Index continued TCFD recommendation Section in this report covering the recommendation Linkages with other mainstream filings Metrics and targets Disclosures on the metrics and targets used to assess and manage relevant climate-related risks and opportunities where such information is material Disclose the metrics used by the organisation to assess climate-related risks and opportunities in line with its strategy and risk management process Mitigating climate change, p41 Decarbonisation, p52 –53 Preserving natural resources, p55 Water stewardship, p58 Nature, p59 Preventing serious environmental harm, p60 Progressive closure performance, p63 Disclose Scope 1, Scope 2 and if appropriate Scope 3 GHG emissions and related risks Our Scope 1 and 2 emissions, p53 – 54 Group and operational carbon and environmental performance, p68 – 69 Describe the targets used by the organisation to manage climate-related risks and opportunities and performance against targets Mitigating climate change, p41 Preserving natural resources, p55 Preventing serious environmental harm, p60 72 GOLD FIELDS Sustainability Report 2025 A 66-tonne Sandvik diesel-electric underground truck currently in the pilot testing phase at St Ives. Who we are Our approach and impact Delivering positive social and environmental impact Appendices Group and operational carbon and environmental performances TCFD index Disclaimer and forward-looking statements Glossary Administration and corporate information

Disclaimer and forward-looking statements Disclaimer This report also contains data on Gold Fields’ Scope 1, 2 and 3 GHG emissions. Data for Scope 1 and 2 emissions relate to Gold Fields’ own activities and supplied heat, power and cooling, which are measured using data from its own systems and independently assured, as described in our 2025 Sustainability Report. Scope 3 emissions are indirect emissions other than Scope 2 emissions that result from activities from assets not owned or controlled by Gold Fields. Due to the minimal downstream processing required, gold mining companies’ Scope 3 emissions primarily relate to the organisations’ upstream supply chain. The processes, methodologies and issues involved in calculating Scope 3 emissions are complex, require the use of a number of key judgements, estimates and assumptions, and are subject to a range of uncertainties and challenges. For example, unlike reporting standards for Scope 1 and 2 emissions, which are often calculated in accordance with statutory legislation, Scope 3 emissions are not currently a statutory requirement for the regions in which Gold Fields operates, which may create challenges related to data availability and quality thereby creating an additional degree of inherent risk and uncertainty. Forward-looking statements and other information contained in this document This report contains forward-looking statements within the meaning of section 27A of the US Securities Act of 1933 (the Securities Act) and section 21E of the US Securities Exchange Act of 1934 (the Exchange Act) with respect to Gold Fields’ environmental (including climate change), social and governance targets, commitments, ambitions and the methodologies we use to assess our progress in relation to these. Such forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes”, “estimates”, “plans”, “anticipates”, “aims”, “continues”, “expects”, “hopes”, “may”, “will”, “would” or “could” or, in each case, their negative or other various or comparable terminology. Forward-looking statements can be made in writing but may also be made verbally by directors, officers and employees of Gold Fields (including during presentations) in connection with this document. Forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. These forward-looking statements, wherever they may occur in this report, are necessary estimates reflecting the best judgement of Gold Fields’ senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Consequently, these forward-looking statements should be considered in light of various important factors, including those outlined in this report and other filings with the US SEC, including in our Annual Report on Form 20-F for the year ended 31 December 2025. Expectations in relation to sustainability matters, including what investors and stakeholders view as material, are fast-paced and can differ from those in respect of more traditional, financial reporting. In preparing the sustainability-related information contained in this document, Gold Fields has made a number of key judgments, estimations and assumptions, and the processes and issues involved are complex. Our approach to these, including the assessment of materiality for the purposes of sustainability reporting, may continue to evolve as our, and the industry’s, understanding of sustainability-related risks and opportunities continues to develop. Sustainability (including climate change-related) data, models and methodologies are often relatively new, are rapidly evolving and are not of the same standard as those available in the context of other financial information, nor are they subject to the same or equivalent disclosure standards, historical reference points, benchmarks or globally accepted accounting principles. In particular, it is not possible to rely on historical data as a strong indicator of future trajectories, in the case of climate change and its evolution. Outputs of models, processed data and methodologies, which often require a greater number and level of judgements, assumptions and estimates, are also likely to be affected by underlying data quality, which can be hard to assess and we expect industry guidance, market practice and regulations in this field to continue to change. There are also challenges faced in relation to the ability to access data on a timely basis and the lack of consistency and comparability between data that is available. Some of the data, models and methodologies used to prepare the information set out in this report may derive from third parties over which we have no control, and may have been based on different or unknown methodologies. The underlying assumptions, interpretations or methodologies may not have been independently verified and could therefore be inaccurate. This means the sustainability information, including sustainability-related forward-looking statements, discussed in this document carry an additional degree of inherent risk and uncertainty and, as a result, our actual results and developments could differ materially from those expressed or implied by the sustainability information, including any sustainability-related forward-looking statements, in this document. This report also contains data on Gold Fields’ Scope 1, 2 and 3 GHG emissions. Data for Scope 1 and 2 emissions relate to Gold Fields’ own activities and supplied heat, power and cooling, which are measured using data from Gold Fields’ own systems which is independently assured. Scope 3 emissions are indirect emissions other than Scope 2 emissions that result from activities from assets not owned or controlled by Gold Fields. Due to the minimal downstream processing required, gold mining companies’ Scope 3 emissions primarily relate to the organisations’ upstream supply chain. The processes, methodologies and issues involved in calculating Scope 3 emissions are particularly complex, require the use of a number of key judgements, estimates and assumptions, and are subject to a range of uncertainties and challenges. For example, unlike reporting standards for Scope 1 and 2 emissions, which are often calculated in accordance with statutory legislation in regions in which Gold Fields operates, Scope 3 emissions are not currently a statutory requirement in those regions, which may create challenges related to data availability and quality thereby causing an additional degree of inherent risk and uncertainty in any Scope 3 emissions data included in this report. In light of the ongoing development in sustainability and climate reporting standards and practices, including improvements in data quality, data availability and updates to scenarios and methodologies, and the uncertainty as to the nature of future policy and market response to climate change, including between regions, and the effectiveness of any such response, Gold Fields may re-evaluate its progress toward its sustainability ambitions, commitments and targets in the future (including re-baselining, restating, revising, recalculating or recalibrating performance against targets), update the methodologies it uses or alter its approach to climate analysis and may be required to amend, update and recalculate its sustainability disclosures and assessments in the future, as market practice, data quality and availability develop rapidly. Gold Fields undertakes no obligation to publicly update or release any revisions to the information set out in this report, including any sustainability-related forward-looking statements, to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events. Refer to Gold Fields’ comprehensive forward-looking statements on www.goldfields.com 73 GOLD FIELDS Sustainability Report 2025 Who we are Our approach and impact Delivering positive social and environmental impact Appendices Group and operational carbon and environmental performances TCFD index Disclaimer and forward-looking statements Glossary Administration and corporate information

Glossary Abbreviations ASM Artisanal and small-scale mining Board Board of directors CAS Collision avoidance systems Company/Group/Gold Fields Gold Fields Limited ESG Environmental, social and governance GHG Greenhouse gas GISTM Global Industry Standard on Tailings Management GRI Global Reporting Initiative IAR Integrated Annual Report ICMM International Council on Mining and Metals LOM Life-of-mine LTI Lost time injuries LTIFR Lost time injury frequency rate RPA Robotic process automation SED Socio-economic development SET Committee Safety, Ethics and Transformation Committee SHSD Committee Safety, Health and Sustainable Development Committee SME Small and medium-sized enterprises TCFD Task Force on Climate-related Financial Disclosures TNFD Taskforce on Nature-related Financial Disclosures TRIFR Total recordable injury frequency rate TSF Tailings storage facility UN United Nations VFL Visible Felt Leadership VPSHR Voluntary Principles on Security and Human Rights 74 GOLD FIELDS Sustainability Report 2025 Who we are Our approach and impact Delivering positive social and environmental impact Appendices Group and operational carbon and environmental performances TCFD index Disclaimer and forward-looking statements Glossary Administration and corporate information

Glossary continued Climate and nature related terms Adaptation Human systems adapt by adjusting to actual or expected climate and its effects to lessen harm or take advantage of beneficial opportunities. Ecological systems adapt by adjusting to the actual climate and its effects, which may be facilitated by human intervention. Adaptation limits The point at which the needs of human or ecological systems can no longer be secured from intolerable risks through adaptive actions. Two limits can be distinguished: • Hard adaptation limit: the intolerable risks can no longer be avoided through adaptation actions • Soft adaptation limit: intolerable risk can be avoided through options, but these are currently not available Atmosphere The atmosphere is the four realms of nature, and includes the gaseous medium and its suspended particulate liquids and solids above land. Biodiversity The variability of living organisms from all sources, which includes the diversity within species, between species and of ecosystems. Biome Zones on a global scale, generally determined by the type of plant life they support as a result of average precipitation and temperature patterns, such as savannas or tundras. Dependencies (on nature) Those aspects relating to environmental assets and ecosystem services that a person or an organisation relies on to function properly, such as water flow and the regulation of hazards like floods and fires. Ecosystem A functional interconnected unit comprising a dynamic system of plant, animal and micro-organism communities and the non-living environment. Ecosystem services The services or contributions made by ecosystems that benefit economic and other human activities. Exposure The existence of people, economic, social or cultural assets, infrastructure, livelihoods, ecosystems and their functions and the like, in places and settings that could be negatively affected. Hazard The potential for the occurrence of a natural or human-induced physical event or trend with adverse effects, such as loss of life, injury or health impacts, loss and damage to property, ecosystems and environmental resources. Impacts (on nature) The impact or changes to the state of nature, whether in quality or quantity, and which may lead to changes to nature’s capacity to provide social and economic functions. K&ouml;ppen-Geiger The K&ouml;ppen-Geiger climate classification is a widely used system that categorises the world’s climates based on temperature and precipitation patterns. Land One of the realms of nature which includes all dry land, and its vegetation cover, nearby atmosphere and substrate, and associated animals and microbes. Mitigation The action(s) implemented to reduce the extent of a negative impact. Nature Nature comprises all life on Earth, including the geology, water, climate and all other inanimate components of Earth, which is made of four physical realms – land, ocean, freshwater and the atmosphere. Each of these interact with people and society. Ocean All connected saline ocean waters, characterised by waves, tides and currents. Resilience Any system’s ability to bounce back, cope and return to a previous state after a disturbance to maintain its essential function, identity and structure and to still be able to adapt, learn and transform. Risk Risk can be used as a valuable framework to understand the interlinked and increasingly severe impacts of climate change on human systems, ecosystems and biodiversity. Risk is the potential for negative consequences for human or ecological systems, cognisant of the array of values and objectives underlying these systems. The interactions between climate-related hazards, and the exposure and vulnerability of affected human and ecological systems gives rise to risk. Scope 1 GHG emissions All direct GHG emissions. Scope 2 GHG emissions Indirect GHG emissions from the consumption of purchased electricity, heat or steam. Scope 3 GHG emissions Other indirect emissions not covered in Scope 2, that occur in the value chain of a reporting company, including both upstream and downstream emissions. Vulnerability The tendency, or exposure to be negatively affected, determined by a system’s level of sensitivity to harm and its lack of capacity to cope and adapt. 75 GOLD FIELDS Sustainability Report 2025 Who we are Our approach and impact Delivering positive social and environmental impact Appendices Group and operational carbon and environmental performances TCFD index Disclaimer and forward-looking statements Glossary Administration and corporate information

Administration and corporate information Gold Fields Limited Incorporated in the Republic of South Africa Registration number 1968/004880/06 JSE, NYSE, DIFX Share code: GFI Issuer code: GOGOF ISIN: ZAE000018123 Company Secretary Anr&eacute; Weststrate Mobile: +27 83 635 5961 Email: anre.weststrate@goldfields.com Registered Office Johannesburg Gold Fields Limited 150 Helen Road Sandown Sandton 2196 Postnet Suite 252 Private Bag X30500 Houghton 2041 Tel: +27 11 562 9700 Office of the United Kingdom Secretaries London St James’s Corporate Services Limited Suite 31, Second Floor 107 Cheapside London EC2V 6DN United Kingdom Tel: +44 (0) 20 7796 8644 Email: general@corpserv.co.uk American depository receipts transfer agent Shareholder correspondence should be mailed to: BNY Mellon PO Box 43006 Providence RI 02940-3078 Overnight correspondence should be sent to: BNY Mellon 150 Royall Street, Suite 101 Canton, MA 02021 Tel: 866 247 3871 Domestic Tel: 201 680 6825 Foreign Email: shrrelations@cpushareownerservices.com Sponsor J.P. Morgan Equities South Africa Proprietary Limited 1 Fricker Road Illovo, Johannesburg 2196 South Africa Investor and media enquiries Jongisa Magagula Mobile: +27 82 562 5288 Email: jongisa.magagula@goldfields.com Email: investor.relations@goldfields.com Kershnee Govender Mobile: +27 83 564 4090 Email: kershnee.govender@goldfields.com Email: media@goldfields.com Transfer secretaries South Africa Computershare Investor Services Proprietary Limited Rosebank Towers 15 Biermann Avenue Rosebank Johannesburg 2196 Private Bag X9000 Saxonwold 2132 Tel: +27 11 370 5000 Fax: +27 11 688 5248 United Kingdom MUFG Corporate Markets (formerly Link Group) Central Square 29 Wellington Street Leeds, LSI 4 DL United Kingdom Tel: +44(0) 371 664 0300 Email: shareholderenquiries@cm.mpms.mufg.com Calls are charged at the standard geographic rate and will vary by provider. Calls outside the United Kingdom will be charged at the applicable international rate. Lines are open between 09:00 and 17:30, Monday to Friday excluding public holidays in England and Wales. Listings JSE/NYSE/GFI Directors: YGH Suleman (Chairperson), MJ Fraser* (Chief Executive Officer), AT Dall (Chief Financial Officer)*, A Andani#, ZBM Bassa, MC Bitar@, TP Goodlace, SL McCrae&, JE McGill^, JF MacKenzie, MI Rawlinson†, PG Sibiya, CAT Smit South African unless otherwise stated. ˆAustralian, †British, &Canadian, @Chilean, #Ghanaian, *Executive director www.goldfields.com 76 GOLD FIELDS Sustainability Report 2025 Who we are Our approach and impact Delivering positive social and environmental impact Appendices Group and operational carbon and environmental performances TCFD index Disclaimer and forward-looking statements Glossary Administration and corporate information

Creating enduring value beyond mining

1
Risk factors
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
Risks related to Gold Fields’ operations and industry
•Changes in the market price for gold, and to a lesser extent copper and silver, which have fluctuated widely in recent times, may affect the profitability of Gold Fields’ operations and the cash flows generated by those operations.
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
•Gold Fields has experienced, and may continue to experience, operational challenges, delays, cost pressures and related impacts on its operations.
•To the extent that Gold Fields seeks to replace its annual Mineral Reserve and Mineral Resource depletion and grow its Mineral Reserve and Mineral Resource base to extend the life of operations through both exploration and project development, including at the Windfall project in Canada, it may experience challenges associated with the execution and implementation of such mining projects and may not ultimately achieve the anticipated results of exploration.
•Gold Fields’ reliance on outside contract mining and other contractors to conduct some of its operations, including core mining activities may result in operational disruption, disputes and potential sustained financial losses.
•Gold Fields’ operations across multiple jurisdictions, particularly at Tarkwa in Ghana, face uncertainties related to title, rights, the renewal of mining leases and other interests, which could impose significant costs and burdens, limit or prevent access to certain areas, or prohibit mining activity, which could materially adversely affect Gold Fields’ operations.
•Gold Fields’ Mineral Resources and Mineral Reserves are estimates based on a number of technical and economic assumptions, which, if proven inaccurate or changed, may require Gold Fields to lower its estimated Mineral Resources and Mineral Reserves.
•Gold Fields may experience unforeseen difficulties, delays or costs in implementing its business strategy and projects and any such strategy or project may not result in the anticipated benefits.
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
•Failure of Gold Fields’ information, communication and technology systems, the use of AI technologies in an uncertain regulatory environment, or the failure to protect personal information, could significantly impact Gold Fields’ operations and business, may lead to public and private censure, regulatory penalties, fines and/or sanctions and may damage Gold Fields’ reputation.
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
•Power deficits, potential total power failure in South Africa, fluctuations and usage constraints may force Gold Fields to suspend or curtail operations.
•Gold Fields faces continued geotechnical challenges, particularly as mining depth increases at many of its underground operations, which could adversely impact its production and profitability.
•The continued status of South Africa’s credit rating as sub-investment grade may have an adverse effect on Gold Fields’ ability to secure financing.
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
•If Gold Fields is unable to appoint, hire and retain qualified Board members, executives, senior leadership, technically skilled employees that make up its workforce or attain sufficient representation among marginalised or underrepresented persons in management positions or sufficient gender diversity in its workforce, in particular in Board and senior leadership-level positions, its business may be materially adversely affected.
•Gold Fields may not be able to meet its environmental, social and corporate governance targets or disclosure requirements.
•Gold Fields’ operations are subject to extensive environmental and health and safety laws and regulations, which could impose additional costs and compliance requirements, and Gold Fields may face operational disruptions, claims and liability for breaches, or alleged breaches, of such regulations and other applicable laws.
•Mining companies are increasingly expected to provide benefits to affected communities. Failure to meet these expectations and requirements can result in legal suits, additional operational costs, reputational damage, investor divestment and impact Gold Fields’ “social licence to operate”, which could adversely impact Gold Fields’ business, operating results and financial condition.
•Compensation and other financial benefits may be payable to native title holders and other First Nations in respect of Gold Fields’
operations in certain regions, which could affect Gold Fields’ operating costs and profitability.
•Due to the nature of mining and the extensive environmental footprint of the operations, environmental and industrial incidents and pollution may result in operational disruptions such as stoppages which could result in increased production costs as well as financial and regulatory liabilities and reputational harm.

2
•Increasing regulation of environmental and sustainability matters such as greenhouse gas emissions and climate change may materially adversely affect Gold Fields’ operations and increase its operating costs.
•Climate change may present physical risks to Gold Fields’ operations, including from extreme weather events and increased risk of wildfires and flooding.
•Gold Fields’ operations are subject to water use licences, which could impose significant costs and burdens.
•Gold Fields has experienced, and may continue to experience, acid mine drainage-related pollution, which may compromise its ability to comply with legislative requirements or result in additional operating or closure cost liabilities.
•The failure of a tailings storage facility could result in regulatory penalties, fines and/or sanctions, litigation, additional operational costs and production delays, and could impact Gold Fields’ “social licence to operate”.
•Due to ageing infrastructure at Gold Fields’ operations, unplanned breakdowns and stoppages may result in production delays, increased costs and industrial incidents.
•The effects of the regional cessation of dewatering may have a material adverse effect on Gold Fields’ South Deep operation.
Legal, regulatory and compliance risks
•Gold Fields is subject to various regulatory costs, such as taxes and royalties, and the imposition or modification of such costs, or the amendment, expiration or non-renewal of related stabilisation arrangements, may have a material adverse effect on Gold Fields’ operations and profits.
•Gold Fields’ mineral rights are subject to legislation, which could impose significant costs and burdens, certain ownership requirements and possible penalties or forfeiture for non-compliance, the interpretation of which could be the subject of dispute.
•An actual or alleged breach or breaches of law or applicable governance processes, or fraud, bribery, corruption, money-laundering or a sanctions breach may lead to public and private censure, regulatory penalties, fines and/or sanctions and loss of licences or permits, may impact negatively upon Gold Fields’ empowerment status in South Africa, and may damage Gold Fields’ reputation.
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
•Gold Fields may not pay dividends or make similar payments to its shareholders in the future in accordance with its shareholder returns policy or at all, and any dividend payment may be subject to withholding tax.
•Gold Fields’ non-South African shareholders face additional investment risk from currency exchange rate fluctuations since any dividends will be paid in Rand.
Risk Factors
Risks related to Gold Fields’ operations and industry
Changes in the market price for gold, and to a lesser extent copper and silver, which have fluctuated widely in recent times, may affect the profitability of Gold Fields’ operations and the cash flows generated by those operations.
Gold Fields’ revenues are primarily derived from the sale of gold that it produces. Where no hedges are currently in place, Gold Fields is exposed to changes in the gold price, which could lead to reduced revenue should the gold price decline. The market price for gold has both historically and recently been volatile and is affected by numerous factors over which Gold Fields has no control, such as general supply and demand, speculative trading activity, political uncertainties and global economic drivers. In fiscal 2025, the price of gold averaged
U.S.$3,439 per ounce. As at 24 March 2026, it was U.S.$4,414 per ounce, as trading in the metal remains volatile amid global political, social and economic uncertainties.
While the Group does not engage in long-term systemic gold price hedging, Gold Fields occasionally undertakes short term strategic hedges to protect cash flows at times of significant expenditure, for specific debt servicing requirements and to safeguard the viability of higher cost operations. There can be no assurance that the use of hedging will always be to Gold Fields’ benefit. Gold hedging instruments may prevent the Company from realising the full benefit of subsequent increases in the gold price, which would cause it to record a mark-to-market loss, thereby decreasing Gold Fields’ profits. In addition, hedging contracts are subject to the risk that the other party may be unable or unwilling to perform its obligations under these contracts. Any significant non-performance could have a material adverse effect on Gold Fields’ financial condition, results of operations and cash flows.
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

3
In recent periods, gold has traded at or near record levels, reaching all-time highs above U.S.$5,000 in January 2026; however, there can be no assurance that such price levels will be sustained. Furthermore, a sustained period of elevated gold prices may present additional risks to Gold Fields. Higher gold prices may increase competition for, and the acquisition cost of, quality development and in-production assets, thereby making it more difficult for Gold Fields to execute its growth strategy on economically attractive terms. Acquisitions undertaken in a high gold price environment may be based on price assumptions that prove to be unsustainable if gold prices subsequently decline, which could adversely affect the expected returns of such transactions and increase the risk of impairment charges. In addition, higher gold price assumptions may support increases in Mineral Reserve and Mineral Resource estimates and extensions of life-of-mine plans; however, if gold prices were to decrease from currently elevated levels, certain Mineral Reserves or Mineral Resources that were previously considered economically viable may no longer be recoverable at assumed prices, which could result in downward revisions to Mineral Reserves and
Mineral Resources, reduced mine lives and potential impairments of mining assets.
In Peru, copper accounts for a significant proportion of the revenues at Gold Fields’ Cerro Corona mine, although copper is not a major element of Gold Fields’ overall revenues. Over the period from 2023 to 2025, the price of copper increased from an average price of
U.S.$8,477 per tonne to an average price of U.S.$9,943 per tonne in 2025. As at 24 March 2026, the price of copper was U.S.$12,009 per tonne. In addition, with the Salares Norte mine having commenced operations, silver is expected to contribute approximately 7.64% of the revenues at Salares Norte, despite silver not being expected to become a major contributor to Gold Fields’ overall revenues. Between 2023 and 2025, the price of silver increased from an average of U.S.$23.31 per ounce to an average of U.S.$40 per ounce in 2025. As at 24 March
2026, the price of silver was U.S.$70 per ounce. A variety of factors have and may depress global copper and silver prices and a decline in copper and silver prices, which have also fluctuated widely in recent times, would adversely affect the revenues, profit and cash flows of the
Cerro Corona mine and the Salares Norte operation, respectively.
Because gold is sold in U.S. dollars, while a significant portion of Gold Fields’ production costs are in Australian dollars, Rand and other non-
U.S. dollar currencies, Gold Fields’ operating results and financial condition could be materially harmed by a material change in the value of these non-U.S. dollar currencies.
Gold is sold throughout the world in U.S. dollars. Gold Fields’ costs of production are incurred principally in U.S. dollars, Australian dollars,
Rand and other currencies. The Australian dollar weakened against the U.S. dollar in fiscal 2023 and was comparatively stable in fiscal 2024.
In fiscal 2025, the Australian dollar appreciated against the U.S. dollar and, in the first quarter of fiscal 2026, experienced increased volatility, including upward movements against the U.S. dollar, The Rand weakened against the U.S. dollar in fiscal 2023, was stable in fiscal 2024, and strengthened against the U.S. dollar in fiscal 2025, with further volatility in the first quarter of fiscal 2026.
In fiscal 2025, the U.S. dollar experienced moderate volatility against major currencies, primarily due to political uncertainty, tariffs and slower economic growth. Volatility in the U.S. dollar, Canadian dollar, Rand or the Australian dollar makes Gold Fields’ reported costs in Canada,
Australia and South Africa and results of operations less predictable than when exchange rates are more stable. Any significant and sustained appreciation of any of these non-U.S. dollar currencies against the U.S. dollar may materially increase Gold Fields’ costs in U.S. dollar terms, which could materially adversely affect Gold Fields’ business, operating results and financial condition.
High inflation and geopolitical tensions may have a material adverse effect on Gold Fields’ business, operating results and financial condition.
Gold Fields’ business has been, and may continue to be, directly affected by volatile commodity costs and other inflationary pressures.
Inflation rates in the countries in which Gold Fields operates generally decreased in 2025 compared with 2024, although trends were not uniform across all countries. During 2025, inflation averaged 3.8% in Australia, 3.2% in South Africa, 5.4% in Ghana, 3.5% in Chile, 1.5% in Peru
and 2.1% in Canada. Global inflation and sector-specific mining cost inflation is expected to continue affecting Gold Fields’ operations.
Prolonged periods of inflation may impact Gold Fields’ profitability by negatively impacting its fixed costs and expenses, including raw materials, energy, transportation and labour costs. If these increased costs are not offset by an increase in gold prices or improved efficiencies, they could have a material adverse effect on Gold Fields’ business, operating results and financial condition. Furthermore, if cost increases outpace increases in gold price, this would have an impact on Gold Fields’ profitability.
Geopolitical risks and conflicts around the world could further disrupt supply chains and create additional inflationary pressures, which may result in increases of the price of energy and other inputs. For example, Russia’s invasion of Ukraine led to economic sanctions and other measures, which had a significant impact on commodity prices, including increased oil, gas and gold prices. Political instability and armed conflict in the Middle East, including in the context of recent developments in Iran and more broadly in the Middle East region, have materially heightened geopolitical risks. The conflict has resulted in an effective shutdown of the Strait of Hormuz, through which a significant proportion of global oil and gas supplies transit, which has led to the severe disruption to global energy supply chains. A prolonged conflict with Iran could lead to even more significant and sustained increases in oil and gas prices, heightened freight and logistics costs, delays or interruptions in the delivery of critical mining equipment, consumables and spare parts, and increased costs of existing and alternative supply arrangements. The oil price is a driver of several input costs for the Group, including diesel and transport costs, while gas prices have an impact on power costs, and other commodity prices drive direct mining and processing costs. These inflationary pressures could also cause interest rates and the cost of borrowing to increase and could have a material adverse effect on the financial markets and economic conditions throughout the world. Any inflationary impacts or disruptions caused by geopolitical instability, armed conflict or sanctions may have a material adverse effect on Gold Fields’ business, operating results and financial condition, and may magnify the impact of other risks described in this annual report.
Geopolitical tensions may also lead countries to impose protectionist measures such as new or increased tariffs. This includes, for example, recent changes in U.S. policy which have led to significant increases in tariffs for imported goods, triggering retaliatory actions from many trading partners of the United States. For instance, once the Group accelerates development of the Windfall project in Canada, it may require certain products or machinery sourced from the U.S., and increased tariffs could materially increase the Group's procurement costs.
Further such tariffs and escalations into trade wars between trading partners could adversely impact global trade and economic stability.
Continuing tensions in the global trade ecosystem could have a material adverse effect on Gold Fields’ business, operating results and financial condition.

4
Gold Fields has experienced, and may continue to experience, operational challenges, delays, cost pressures and related impacts on its operations.
The ramp-up of the Salares Norte mine in Chile in 2024 was adversely affected by early-onset winter conditions, which caused several issues, including the freezing of critical piping in the processing plant. Such conditions caused interruptions to the commissioning process, which only resumed in September 2024. While Salares Norte has commenced operations and achieved commercial production levels, there is no guarantee that Gold Fields will not encounter production issues in the future. Although Gold Fields is actively implementing additional winterisation measures and operational protocols to ensure Salares Norte can continue to sustain full production rates and operate effectively during the winter season, there is no assurance that these measures will be effective in preventing operational disruptions caused by winter conditions in the future.
Gold Fields’ South Deep mine in South Africa (which represented 59% of Gold Fields’ managed gold Mineral Reserves as at 31 December
2025) has faced operational challenges since its acquisition in 2006, primarily relating to the full transitioning of the mine from a conventional mining operation to a safe, low-grade, bulk, deep-level mechanised mining operation. In addition, structural inflation in South Africa, particularly in relation to electricity tariffs and supply, continues to increase operating costs.
Since Gold Fields acquired South Deep, the mine has undergone various interventions to address its operational and financial challenges, including organisational restructuring and the deployment of improvement initiatives and technologies. These initiatives underpin the South
Deep production ramp-up plan, in which Gold Fields seeks to incrementally improve overall output, productivity and reduce unit costs, incorporating the establishment of enabling mining infrastructure, changes in the mining layouts, a reduced workforce and mobile equipment levels in line with the overall mining activity, with increased focus on core productivity and supported cost improvements. The ramp-up has also been enabled by the establishment of a training facility that deploys immersive technology simulators to improve operator skills and knowledge, increase operator safety, and enhance productivity. Sustaining traction on the mine’s core strategic project themes, key performance indicators, and enablers are integral to facilitating delivery of the production ramp-up over the medium term and achieving life-
of-mine steady-state volumes and projected financial metrics. In 2024, South Deep experienced operational issues with backfill and longhole stoping, leading to a reduction in production guidance for the year. As a result, the ramp-up to South Deep’s target production level of 11 tonnes of gold (354,000 ounces) per annum is expected to take longer than previously anticipated.
Failure by South Deep to maintain focus on the key issues for the mine in increasingly complex, ongoing and unpredictable changes in the socio-political landscape may result in the operation not achieving its expected production levels or the reduced unit costs contemplated in a timely manner, or at all. The actions taken by South Deep to address these issues, including the organisational restructuring, may not yield the expected results. In addition, further labour destabilisation, challenging labour relations and a growing trend of core technical professionals leaving South Africa for U.S. dollar-based packages offered by mining companies in Australia and Central Africa may have a negative impact on production levels and costs. Any of the above could have a material adverse effect on Gold Fields’ business, operating results and financial condition.
Following the consolidation of its ownership of the Gruyere operation in Australia through the acquisition of Gold Road Resources Limited
(and its related bodies) in October 2025, Gold Fields assumed full operational responsibility for Gruyere. During 2025, Gruyere experienced operational difficulties, including ground instability and rockfall incidents in the fourth quarter of 2025, which resulted in the resequencing of mining activities to lower-grade areas of the Gruyere pit. Head grade was further impacted as lower-grade stockpiles were processed to supplement ore feed. In addition, increased contractor workforce turnover during the second half of 2025 and unplanned downtime of production equipment led to a decrease in tonnes mined for the period, requiring Gold Fields to implement changes to the mining contract, including rate increases and the direct purchase of fleet, in order to improve operational performance. There can be no assurance that similar geotechnical or operational challenges will not recur, and any such operational difficulties could have a material adverse effect on Gold Fields’
business, operating results and financial condition.
In Ghana, the Tarkwa mine has experienced operational challenges which resulted in production levels falling materially short of expectations in 2025, with some of those challenges continuing into 2026. Tarkwa is undertaking a planned waste stripping campaign, which has temporarily constrained access to higher-grade ore and required lower-grade stockpiles to be processed to supplement ore feed, resulting in a decrease in head grade and production falling short of targets. While Gold Fields has worked with its contractor to expedite the mobilisation of a new production fleet and otherwise improve operational efficiencies at Tarkwa, as well as compliance to the mine plan, there can be no assurance that production at Tarkwa will achieve expected levels within the anticipated timeframe, or that the financial benefits expected to follow the completion of the stripping campaign will be realised as planned. Any continued or prolonged failure to meet production targets could have a material adverse effect on Gold Fields' business, operating results and financial condition.
To the extent that Gold Fields seeks to replace its annual Mineral Reserve and Mineral Resource depletion and grow its Mineral Reserve and
Mineral Resource base to extend the life of operations through both exploration and project development, including at the Windfall project in
Canada, it may experience challenges associated with the execution and implementation of such mining projects and may not ultimately achieve the anticipated results of exploration.
In fiscal 2025, four (Granny Smith, Gruyere, St. Ives and Tarkwa) out of Gold Fields’ eight mines (excluding the Windfall project) disclosed higher gold Mineral Reserves after accounting for annual production depletion and all other influencing factors. The aggregated increase in attributable Mineral Reserves of gold was 4,418koz, mainly due to the acquisition of 100% of Gruyere (from 50%), and a step change in underlying prices, offset by higher costs due to structural and ongoing global inflation. Fiscal 2025 saw a significant decline in production at
Damang, with treatment of lower-grade stockpiles and limited open pit mining undertaken at various satellite open pits. In 2025, Gold Fields’
application to extend its main mining lease at Damang for a further 21 years was refused by the Government of Ghana, with agreement ultimately reached to grant a one-year mining lease extension, expiring 18 April 2026, after which the mine will be transitioned to government control. The Mineral Resource attributable to Gold Fields will therefore reduce in 2026. Damang no longer contributes Mineral Reserves to the Group. Granny Smith and St. Ives increased Mineral Reserves mainly due to price and discovery. Tarkwa's increase in Mineral Reserves was primarily driven by price and the completion of technical studies which expanded the mineable area of the open pits by relocating critical infrastructure and reducing standoff distances to the process plant. However, if the Tarkwa mining leases are not renewed following their expiry in 2027, this would result in a material decrease in the Group’s Mineral Resources and Mineral Reserves. See “– Gold Fields’
operations across multiple jurisdictions, particularly at Tarkwa in Ghana, face uncertainties related to title, rights, the renewal of mining leases and other interests, which could impose significant costs and burdens, limit or prevent access to certain areas, or prohibit mining activity, which could materially adversely affect Gold Fields’ operations” and “– Gold Fields is subject to various regulatory costs, such as taxes and royalties, and the imposition or modification of such costs, or the amendment, expiration or non-renewal of related stabilisation arrangements, may have a material adverse effect on Gold Fields’ operations and profits”.

5
The permitting process for Gold Fields’ development-stage Windfall project progressed during fiscal 2025, alongside the negotiations of an
Impact and Benefit Agreement (IBA) (see “— Compensation and other financial benefits may be payable to native title holders and other First
Nations in respect of Gold Fields’ operations in certain regions, which could affect Gold Fields’ operating costs and profitability”). In parallel, project studies advanced towards a final investment decision, which remains subject to regulatory approval of an environmental impact assessment (EIA) in the province of Québec, Canada. A mining licence application for the Windfall project was submitted in 2026, but the timing and conditions of the EIA approval required for the granting of such licence remain uncertain and may be subject to delay, and there can be no assurance as to when, or on what terms, any such mining licence may ultimately be granted.
The acquisition of the remaining 50% of Gruyere increased Mineral Reserves attributable to Gold Fields. Furthermore, not all of Gold Fields’
mines have open-ended Mineral Resources and Mineral Reserves; for example, Cerro Corona depleted the open pit in 2025 and will continue to process lower-grade stockpiles post mining the open pit until 2030. The materiality to the financial position of Gold Fields is expected to diminish towards the conclusion of an operation, notwithstanding closure liability. Gold Fields’ portfolio management may also include future divestments, mine hand-backs or the inability to renew licences, which could lead to reductions in Mineral Resources and Mineral Reserves.
To replace its Mineral Resources and Mineral Reserves at its operations or to expand its operations and Mineral Reserve and Mineral
Resource base, Gold Fields expects to rely, in part, on discoveries from both greenfields and brownfields exploration for gold and other metals associated with gold, as well as its ability to develop mining projects and execute major capital projects at its existing operations.
Exploration for gold and other metals associated with gold is speculative, involves many risks, requires screening and testing multiple prospects and may be unsuccessful. In addition, brownfields exploration is required to be carefully coordinated with existing mining operations, which can be difficult to execute. The replacement and expansion of the Mineral Reserve and Mineral Resource base is a multi-year process that occurs on a multi-year rolling basis, rather than in each year of operation. Gold Fields may decide to reduce planned capital expenditure at some of its operations in the future. This decision could impact the progress or completion of exploration programs, or delay or prevent the execution of capital works or other expansion opportunities, thereby failing to replace resources lost to depletion.
In some locations, such as Australia, the rights to explore nearby areas are held by other mining companies, and therefore exploration may be significantly restricted or not possible. In addition, the existence of Aboriginal cultural heritage sites within Gold Fields’ controlled leases or leases in which it has an interest may restrict or prevent access to certain areas, or require lengthy consultation, negotiations, and/or approval processes. Gold Fields’ exploration strategy is based on maintaining exploration momentum at relevant operations with appropriate annual funding, which ensures programmes retain traction and that high-potential targets are advanced timeously. To the extent that ore bodies are to be developed, it can take a number of years and substantial expenditures from the initial phases of drilling and discovery until production commences, during which time the economic feasibility of production may change. Additionally, some Gold Fields operations, such as Cerro
Corona, are not expected to expand Mineral Reserves and have no Mineral Resource exclusive of reserves estimates from exploration programmes due to the end of open pit mining in 2025.
In addition, to the extent Gold Fields participates in exploration activity or the development or operation of a project through a joint venture, equity placement or any other multi-party commercial structure, there could be disagreements (including in relation to Mineral Resources and
Mineral Reserves), technical, financial, legal or otherwise, or divergent interests or goals among the parties, which could jeopardise the success of the project. Furthermore, significant capital investment is required to achieve commercial production from exploration efforts.
There is no assurance that Gold Fields or any joint venture or other multi-party commercial structure will have, or be able to raise, the required funds to engage in these activities or to meet its obligations with respect to the exploration properties in which it has or may acquire an interest. There can be no assurance that Gold Fields will be able to replace its Mineral Resources and Mineral Reserves through exploration, project development, acquisition or otherwise, particularly in light of the ongoing consolidation and heightened competition for attractive mining and exploration assets in the mining sector, and if Gold Fields is unable to replace its Mineral Resources and Mineral Reserves, this could erode future planned cash flow and have a material adverse effect on its business, operating results and financial condition. See “–
To the extent that Gold Fields enters into acquisitions, combinations or joint ventures, it may experience problems in executing the transactions or managing and integrating the acquisitions, combinations or joint ventures with its existing operations”.
Gold Fields’ reliance on contract mining and other contractors may result in operational disruption, disputes and potential sustained financial losses.
A material portion of Gold Fields’ core mining activities in Australia, South Africa, Chile and Peru and project development activities are conducted by outside contractors. In Ghana, Gold Fields wholly relies on contract mining at the Damang and Tarkwa mines. Since 2016 at
Damang, and 2018 at Tarkwa, the mining contractor at these operations has been Engineers & Planners Company Limited (E&P), whose owner and chief executive officer is Ibrahim Mahama, the brother of the current President of Ghana, John Mahama.
Operations at sites utilising contractors or contract mining are subject to a number of risks, some of which are outside Gold Fields’ control.
These include risks relating to contract performance and execution, disputes and litigation, regulatory compliance and labour issues, any of which have resulted, and may continue to result, in additional costs, operational disruption and increased liabilities, particularly in stressed labour markets.
Gold Fields has experienced several disputes in connection with its contractor arrangements in Ghana. In 2019, Gold Fields terminated its contract with BCM Ghana Limited (BCM) for mining services at the Damang mine. The termination became the subject of a dispute between
BCM and Gold Fields, which remains ongoing. In addition, persistent mining inflation and other factors have led to out of contract requests from contractors for rate increases or other support, including in Ghana and Australia.
Mining contractors are also vulnerable to issues relating to commerciality, liquidity and solvency, which may result in mining operators such as
Gold Fields providing additional financial support to mining contractors to maintain operational continuity. Such issues may be particularly acute in volatile macroeconomic or hyperinflationary environments. Since 2020, Gold Fields had provided a number of loans and advance payments to E&P in order to maintain operational continuity. These advances aggregate more than U.S.$165 million and have resulted in significant expected credit loss adjustments in Gold Fields’ financial statements, with a total expected credit loss of U.S.$157.8 million (U.S.
$29.4 million for Damang and U.S.$128.4 million for Tarkwa) as at the end of fiscal 2025. There can be no assurance that existing and future loan repayments owed by E&P to Gold Fields will be repaid on agreed terms, or at all. Any failure to recover such amounts would result in further credit losses that could materially and adversely affect Gold Fields' business, operating results and financial condition.

6
Gold Fields continues to receive dispute notices from E&P in connection with contract mining activities at the Damang and Tarkwa operations.
In February 2026, Gold Fields received a dispute notice from E&P asserting claims of U.S.$264.7 million in respect of activities at the Damang mine, and in March 2026, Gold Fields received a further dispute notice from E&P asserting losses of approximately U.S.$474.9 million in respect of work carried out at the Tarkwa mine. Gold Fields is reviewing these notices and intends to defend any claims made. If these or any similar claims are determined adversely to Gold Fields, they could give rise to significant financial liabilities and sustained losses and could have a material adverse effect on Gold Fields’ financial condition and results of operations.
Regulatory developments may increase Gold Fields’ reliance on contract mining and further exacerbate these risks. In 2025, the Minerals
Commission of Ghana issued a new Local Procurement List, pursuant to the Minerals and Mining (Local Content and Local Participation)
Regulations, 2020 (L.I.2431), mandating that all open pit and underground mining activities in Ghana must be undertaken by local contractors.
The new Local Procurement List effectively prohibits owner mining in favour of contract mining. Gold Fields is undertaking efforts to implement a comprehensive strategy aimed at achieving contract mining sustainability at its Tarkwa mine, including negotiating amendments to the existing mining contract to improve operational efficiencies and ultimately reduce costs. These measures have achieved only limited success, and there is no guarantee that these negotiations will be concluded, or if concluded, that they will ultimately be successful or sufficient to offset increased costs or mitigate the risk of further disputes.
The occurrence, or prolonged continuation of one or more of these risks, including an adverse outcome in existing or future disputes with contractors or a failure to recover outstanding contractor loans, could result in operational disruption, significant and sustained financial losses, and could have a material adverse effect on Gold Fields’ business, operating results and financial condition.
Gold Fields’ operations across multiple jurisdictions, particularly at Tarkwa in Ghana, face uncertainties related to title, rights, the renewal of mining leases and other interests, which could impose significant costs and burdens, limit or prevent access to certain areas, or prohibit mining activity, which could materially adversely affect Gold Fields’ operations.
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
Furthermore, Gold Fields has faced, and may continue to face, challenges in renewing existing mining rights and licences. In Ghana, in
December 2024, Gold Fields applied, in accordance with applicable law, for an extension of the Damang main mining lease, which was due to expire on 18 April 2025. In March 2025, the Ghanaian Minerals Commission rejected the application. Following negotiations with the
Government of Ghana, Gold Fields obtained a one-year renewal of the Damang mining lease, extending the lease term to April 2026.
Upon expiry of this extended term, the Damang mine will be transitioned to the Government of Ghana.
The transition of the Damang mine to the Government of Ghana gives rise to a number of additional risks for Gold Fields. As Damang has historically been managed and operated by Gold Fields, there is a risk that any subsequent deterioration in safety, environmental, social, labour or other operational standards at the mine following transition, or any other adverse events or incidents at the mine after transition, may nonetheless be associated with Gold Fields in the perception of stakeholders, which could adversely affect Gold Fields’ reputation. The next operator that assumes responsibility for the mine may not have, or may not be able to develop in a timely manner, the technical, operational, financial, governance, health, safety and environmental capabilities, systems and controls required to operate the mine to the standards previously applied by Gold Fields or expected by stakeholders. The transition may also give rise to financial and legal exposure for
Gold Fields, particularly if the Government of Ghana or any future operator or owner of Damang seeks to assert claims against Gold Fields.
The transition may also create operational risks, including potential disruption to mining-related activity and deterioration in relationships with employees, local communities, suppliers and other stakeholders. Furthermore, the transition, together with uncertainty regarding the renewal of the Tarkwa mining leases in 2027, as described below, may heighten the risk of social unrest in communities near these operations. Any actual or threatened social unrest could disrupt operations at or around these sites, harm relationships with local stakeholders and government authorities and ultimately have a material adverse effect on Gold Fields’ reputation, business, operating results, cash flows and financial condition.
At Tarkwa, five of Gold Fields’ six mining leases and its existing development agreement are due to expire in April 2027. Consistent with the agreement reached with the Government of Ghana in April 2025 in respect of the Damang mining lease, Gold Fields submitted, in November
2025, an application for the renewal of the Tarkwa mining leases, together with supporting technical reports, in accordance with applicable law. At the same time, the Government of Ghana indicated that it intended to progress material amendments to the Minerals and Mining Act
(Act 703), which governs the grant and renewal of mining leases. The proposed amendments include the introduction of a maximum term of
10 years for mining lease renewals and the abolition of development agreements.
The existing development agreement between Gold Fields and the Government of Ghana is of significant importance to Gold Fields, as it provides a range of fiscal concessions for the Tarkwa mine and includes key stabilising provisions in relation to taxes, royalties and other matters. See “– Gold Fields is subject to various regulatory costs, such as taxes and royalties, and the imposition or modification of such costs, or the amendment, expiration or non-renewal of related stabilisation arrangements, may have a material adverse effect on Gold
Fields’ operations and profits”. Gold Fields is seeking to progress its ongoing discussions with representatives of the Government of Ghana regarding the proposed extension of the Tarkwa mining leases and the applicable fiscal regime. However, no agreement has been reached, there is no assurance that an agreement will be concluded, and the terms of any renewal are uncertain.
To the extent that the Tarkwa mining leases are renewed on terms that are less favourable than those currently in place (including as a result of the non-renewal of the existing development agreement, the abolition of development agreements more broadly and any changes to the applicable fiscal regime), Gold Fields’ costs at Tarkwa could increase materially, including through higher taxes and royalties and the loss of other fiscal concessions. In particular, the Government of Ghana has announced the replacement of the existing fixed 5% gold royalty rate with a sliding scale rate of 5-12%, effective March 2026. Depending on the prevailing gold price and other relevant factors over the life of any such extension, less favourable terms, including the change in royalty rates, could render continued mining at Tarkwa less economical, which could have a material adverse effect on Gold Fields’ business, operating results and financial condition. If the Tarkwa mining leases are not renewed by the Government of Ghana, Gold Fields would be required to cease mining operations at Tarkwa entirely. Given the significance of
Tarkwa to Gold Fields’ production profile, this would have a material adverse effect on the Group.

7
In addition, Gold Fields operates in several jurisdictions where title to land may involve uncertainties, and disputes may arise related to ownership or other rights and interests. This includes Australia, where native title and Aboriginal cultural heritage legislation aims to protect the claims, determined rights and cultural heritage sites of Aboriginal and Torres Strait Islander people in relation to land and waters throughout Australia in certain circumstances. Similarly, in Canada, different First Nations peoples have filed land claims with governmental authorities, most of which have not yet been recognised. However, in respect of Gold Fields’ current activities, the James Bay and Northern
Québec Agreement of 1975, encompasses most of those claims and confirms the rights of the Cree Nation. To the extent that agreements with native title and First Nations parties are not already in place, requirements to engage in lengthy and costly negotiations with those parties could have implications for Gold Fields’ access to or use of its tenure and, as a result, have a material adverse effect on Gold Fields’ business, operating results and financial condition. See “– Compensation and other financial benefits may be payable to native title holders and other
First Nations in respect of Gold Fields’ operations in certain regions, which could affect Gold Fields’ operating costs and profitability”.
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
Gold Fields is subject to a range of legislation governing the protection and management of Aboriginal heritage, including the Aboriginal
Heritage Act 1972 (AHA Act) in Western Australia and the Aboriginal and Torres Strait Islander Heritage Protection Act 1984 (Cth) (the Federal
Act). See “– Environmental and Regulatory Matters – Australia – Cultural Heritage”. Such laws have undergone numerous recent legislative amendments (and may continue to experience reforms in the future), which has created uncertainty about the ongoing regulation and enforcement of matters dealing with Aboriginal cultural heritage. Recently, there have been applications made under the Federal Act in close proximity to Agnew, seeking to protect Aboriginal cultural heritage sites and objects. Gold Fields is participating in the application process, which remains ongoing, and although it does not directly impact Gold Fields’ existing operations at Agnew, there is no guarantee that Gold
Fields will not be adversely impacted by the outcome of these or similar applications.
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
The Mineral Resources and Mineral Reserves disclosed in this annual report are estimates based on modifying factor assumptions regarding, among other things, Gold Fields’ costs, expenditures, commodity prices, fuel and energy prices, exchange rates, geological models, resource estimation models, mining methods, mining equipment, mining rates, metallurgical and mining recovery assumptions, and costs of mine development and processing construction, which may prove inaccurate or change due to a number of factors, many of which are beyond
Gold Fields’ control. In particular, Gold Fields’ makes certain assumptions regarding the prevailing and future gold price environment, which impact its determination of Mineral Resources and Mineral Reserves and its assessment of the economic viability of its mines and development projects. In recent periods, gold has traded at or near record levels; however, there can be no assurance that such price levels will be sustained. See “– Changes in the market price for gold, and to a lesser extent copper and silver, which have fluctuated widely in recent times, may affect the profitability of Gold Fields’ operations and the cash flows generated by those operations”. Should gold prices decline materially or for a sustained period, Gold Fields may need to revise its Mineral Resources and Mineral Reserves, and such decline could adversely affect the economic viability of certain mines or development projects.
The Mineral Resources and Mineral Reserves are also based on reasonable assumptions regarding the availability of power and water, as well as the ability to maintain existing licensing and permitting, or obtain new governmental and third-party permitting, licensing, and approvals, including environmental, cultural heritage and First Nations approvals, required to support the LOM Mineral Reserve plans. Gold Fields also makes assumptions regarding the timing within which such approvals will be obtained, and any delays in obtaining, renewing or maintaining these approvals could impact Mineral Resources and Mineral Reserves. In the event Gold Fields adversely revises any of the assumptions that underlie its Mineral Resources and Mineral Reserves disclosure, including, for example, changes in geological continuity assumptions, regulatory or permitting assumptions, or commodity price assumptions, Gold Fields may need to revise its Mineral Resources and Mineral
Reserves. See “– Information on the Company – Summary Disclosure of Mining Operations Pursuant to Item 1303 of Regulation S-K under the
Securities Act – Summary of Mineral Resources and Mineral Reserves”.
In 2025, South Deep was unable to fully execute its short-term plans to drive key productivity and asset optimisation projects aimed at sustainably increasing production output and offsetting inflationary pressures and mining constraints as part of its production ramp-up strategy, notwithstanding stabilisation of the ramp-up during the year. While South Deep delivered improvements across a number of key performance indicators compared to 2024, making progress against the revised Mineral Reserve life-of-mine ramp-up plan of 11 tonnes of gold per annum, the operating environment remains challenging. See “– Information on the Company – Individual Property Disclosure
Pursuant to Item 1304 of Regulation S-K under the Securities Act – South Africa Material Operations – South Deep Mine”. The challenging operating environment, combined with the technical challenges of deep-level mining, continues to pose risks to the technical and economic assumptions underpinning South Deep’s short- and medium-term plans. Despite the modernisation and implementation of the initiatives supporting the key improvement themes for the mine, there can be no assurance that the ongoing modernisation implementation will not result in lower-than-expected longer-term steady state production volumes, cost fluctuations, reductions in disclosed Mineral Resources and
Mineral Reserves, or other associated issues at South Deep, including the long life disclosed.
The reduction of Mineral Reserves held by the Company, including due to any of the above, could impact the ability of Gold Fields to estimate its cash flows, lead to impairments, and have a material adverse effect on Gold Fields’ business, operating results and financial condition.

8
Gold Fields may experience unforeseen difficulties, delays or costs in implementing its business strategy and projects and any such strategy or project may not result in the anticipated benefits.
The ability to grow the business will depend on the successful implementation of Gold Fields’ existing and proposed strategic initiatives, including through the three pillars of its strategy:
Pillar 1: Deliver safe, reliable and cost-effective operations;
Pillar 2: Deliver positive social and environmental impact; and
Pillar 3: Grow the value and quality of Gold Fields’ portfolio of assets.
To deliver against its strategic pillars, Gold Fields will continue to prioritise the health and safety of its people (including psychological health and wellbeing), the execution of its operational plans, including sustained production from Salares Norte and the build-up of production at
South Deep and Gruyere, and, over a slightly longer time frame, the expected development of the Windfall project in Canada.
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
Gold Fields experienced delays in the construction of the Salares Norte project, which produced its first gold in April 2024, rather than in the first quarter of 2023 as originally indicated. The project was initially impacted by COVID-19, and subsequently by serious skills shortages, lower than anticipated productivity rates and suboptimal performance by the main construction contractor. The commissioning and ramp-up of the project was also impacted by inclement weather, with ramp-up suspended and reinitiated in September 2024. These delays adversely impacted Gold Fields’ cost and production guidance for 2024. Salares Norte had a successful ramp-up in 2025, with commercial production achieved on 31 August 2025 and steady state operations reached in the fourth quarter of 2025.
Gold Fields may continue to experience delays and cost overruns at its operations and projects, including at the Salares Norte and Gruyere operations and the Windfall project. Such costs may relate to, among others, receipt of necessary environmental and other approvals, construction or operational delays, including those due to extreme weather conditions, labour availability and/or productivity, or difficulties in achieving the expected technical parameters once operational, any of which could have a material adverse effect on Gold Fields’ business, operating results and financial condition.
Gold Fields is also implementing initiatives that include changes to its operating model, asset optimisation and cost-efficiency initiatives.
The Company has transitioned to a functional leadership model that is delivered through a two-tier structure. See “– If Gold Fields is unable to appoint, hire and retain qualified Board members, executives, senior leadership, technically skilled employees and contractors that make up its workforce or attain sufficient representation among marginalised or underrepresented persons in management positions or sufficient gender diversity in its workforce, in particular in Board and senior leadership-level positions, its business may be materially adversely affected”. These initiatives may not be implemented as planned, may be less effective than anticipated, or may prove ineffective altogether.
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
In order to maintain or expand its operations and Mineral Reserve and Mineral Resource base, Gold Fields may seek to enter into joint ventures or other business combination transactions, or to acquire selected precious metal-producing companies or assets (collectively,
M&A transactions). For example, in October 2025, Gold Fields completed its acquisition of Gold Road Resources Limited (and its related bodies), consolidating the Group’s ownership of the Gruyere mine, and in 2024 Gold Fields successfully acquired Osisko Mining Inc. (Osisko), gaining full ownership of the Windfall project. In March 2023, Gold Fields announced that it had agreed on the key terms of a proposed joint venture in Ghana with AngloGold Ashanti which would combine the Tarkwa mine with AngloGold Ashanti’s adjacent Iduapriem mine into a single operation operated by Gold Fields, but in May 2025 the parties paused their joint venture discussions.
Acquiring new assets, entering into joint ventures, or pursuing M&A transactions in the mining sector is challenging due to intense competition. This is primarily driven by the limited availability of promising mining and exploration assets. The recent trend towards industry consolidation could exacerbate this competition, as the pool of attractive assets continues to decline. Consequently, Gold Fields might find it difficult to secure assets at an attractive or acceptable cost. The high competition for quality mining assets means that Gold Fields is constantly reviewing its portfolio and seeking to enhance it through accretive M&A transactions. Gold Fields is party to discussions and negotiations regarding potential M&A transactions from time to time, both in public and in private, which may result in announced transactions or not, due to an array of strategic, commercial and other factors.
Proposed M&A transactions may fail to materialise due to closing conditions, regulatory approvals, such as delays in securing governmental approvals, competing offers from other third parties, or other factors beyond Gold Fields’ control. Such transactions may not be completed in a timely manner, if at all. Any significant delays in completion may erode the anticipated synergies, potentially rendering proposed joint ventures or acquisitions economically unviable. To the extent Gold Fields fails to complete such transactions or breaches its contractual obligations, it could be subject to termination and/or buy-out rights.
Completed M&A transactions may change the scale of the Company’s business and operations and may expose it to new or increased geographic, geological, political, social, strategic, operating, financial, legal, third-party, counterparty, regulatory and contractual risks. For example, under the Australian Foreign Acquisitions and Takeovers Act 1975 (Cth), in 2023, Gold Fields became subject to additional post-
completion and ongoing administrative reporting obligations in respect of acquisitions, which carry civil and other penalties and potential government-issued infringement notices for non-compliance.
There is also no guarantee that Gold Fields will realise the anticipated benefits or synergies from its completed M&A transactions. Newly acquired projects, including Windfall, may take longer than expected and may have higher costs to develop and become operational. These projects are often subject to various conditions and approvals, as well as internal investment decisions, before they can begin contributing to the Group’s Mineral Resources and Mineral Reserves. Existing operations that are consolidated into the portfolio may not operate at the anticipated levels of production, or may take longer to do so. Furthermore, M&A transactions are normally completed at the consensus price of the day, which in the current market environment is relatively high. This could result in an overvaluation of acquisitions and may, over the medium to longer term, affect fair value determinations, potentially resulting in impairment charges.

9
There can be no assurance that any proposed or completed M&A transaction will achieve the results intended, and, as such, could have a material adverse effect on Gold Fields’ business, operating results and financial condition.
Gold Fields may suffer material adverse consequences as risks arising from cyber security and cyber incidents increase in frequency and sophistication.
The mining industry has become increasingly reliant on digital technologies. These technologies enable Gold Fields to conduct its day-to-day operations, improve safety and efficiency and decrease costs. However, as reliance on technology increases, the Group becomes more susceptible to the persistent threat of cyber security breaches, such as cyber-crime, ransomware or cyber activist attacks.
The information security management system protecting Gold Fields’ information, communication and technology infrastructure and network may be subject to security breaches or other incidents that can result in unauthorised access to Gold Fields’ IT systems, which could lead to misappropriation of funds, theft of critical assets, increased health and safety risks to people, disruption to Gold Fields’ operations (as a result of the increasing interface between operational technology and information technology), loss of intellectual property and disclosure of commercially sensitive information. An extended failure of critical system components, caused by accidental or malicious actions, including those resulting from a cyber security attack, could also result in a significant environmental incident as well as loss or misappropriation of confidential and/or commercially sensitive information, including privileged data, personal data or strategic information relating to Gold Fields and its current or former employees, contractors or business partners. Such information could also be made public in a manner that harms
Gold Fields’ reputation and financial results and, particularly in the case of personal data, could lead to regulators imposing significant fines on
Gold Fields or other forms of liability, costs and reputational damage.
Gold Fields undertakes various measures to follow established best practices in relation to cyber security and Information and Communication
Technology (ICT) governance, including adhering to international frameworks and standards (including ISO 27001, COBIT, NIST CSF 2.0 and
CIS Critical Security Controls), implementing security protection tools, testing its cyber response and recovery procedures, advanced monitoring, and taking precautions to protect network integrity while engaging with third parties. However, the increasing sophistication and evolving nature of cyber security threats may lead to future cyber security breaches, and sophisticated cyber-attacks (such as phishing and ransomware attacks) despite Gold Fields’ efforts. This is particularly the case with new and evolving technologies such as artificial intelligence
(AI), including generative AI. As these technologies continue to improve and gain widespread use, Gold Fields may experience cyber security attacks created using AI, which may be difficult to detect and defend.
An extended failure of critical system components, caused by accidental, or malicious actions, including those resulting from a cyber security attack, could have a material adverse effect on Gold Fields’ business, operating results and financial condition.
Failure of Gold Fields’ information, communication and technology systems, the use of AI technologies in an uncertain regulatory environment, or the failure to protect personal information, could significantly impact Gold Fields’ operations and business, may lead to public and private censure, regulatory penalties, fines and/or sanctions and may damage Gold Fields’ reputation.
Gold Fields utilises and is reliant on various internal and external ICT system applications, including SAP and mining activity applications, to support its business activities. Damage to or interruption of Gold Fields’ ICT systems, whether due to incidents, human error, natural events or malicious acts, may lead to important data being irretrievably lost, exposed or damaged, or may otherwise impact the safety and/or operation of all or part of Gold Fields’ mining assets, thereby adversely affecting Gold Fields’ business, prospects and operating results. Gold Fields’ has completed the migration of its end-to-end SAP and treasury systems to the cloud, modernising its information technology infrastructure. This migration inherently introduces risks, such as higher initial costs, difficulty complying with various data protection regimes across jurisdictions, and operational impacts due to unstable or insufficient internet infrastructure where operations are located in remote areas. In addition, Gold
Fields is planning to undertake a multi-year upgrade of its SAP enterprise resource planning systems, which is a complex, time-consuming and costly undertaking that, if not implemented correctly, could lead to business disruption. Whilst Gold Fields has partnered with specialised external consultants and leverages the cloud provider’s secure infrastructure with an aim to address these concerns and uphold strong governance standards, there can be no assurance that these measures will be sufficient to prevent disruptions, compliance failures, data breaches or other adverse consequences.
Gold Fields is actively adopting AI, automation and machine learning (ML) capabilities to support its business activities. Planned uses include production forecasting, implementing predictive maintenance for key assets, and utilising computer vision for enhanced health and safety monitoring (such as verifying protective gear at mine shafts). Such tools may additionally be utilised by Gold Fields’ contractors and third parties that the Company conducts business with. The evolving AI regulatory landscape presents compliance challenges, and the use of AI may not meet the existing and rapidly evolving regulatory standards across the jurisdictions in which Gold Fields operates. Gold Fields’ ability to deploy and integrate AI and ML capabilities into its operations and internal processes may take longer than planned, which could lead to forecasting and operational delays, or the adoption may not be successful. Furthermore, the adoption of AI and ML may introduce operational and security risks, including potential confidential data exposure, loss of competitive information, business disruption, health and safety risks or operational failures due to, among other things, algorithm vulnerabilities, inadequate oversight, or misuse by third-party contractors.
Additionally, skills shortages could prevent Gold Fields from effectively implementing, using or managing AI and other technologies.
In addition, Gold Fields is also subject to risks relating to the interpretation and application of evolving privacy and data protection laws in the jurisdictions in which Gold Fields operates, including Australia, South Africa, Ghana, Chile, Peru, Canada, the European Union (EU) and the
United States. Regulators may interpret and apply these laws and regulations in a manner that is inconsistent with Gold Fields’ current data processes and practices.
Complying with these various laws and regulations is complex and could cause Gold Fields to incur substantial costs or require it to change its business practices, processes and information, communication and technology system platforms in a manner adverse to its business.
This includes legislation such as the General Data Protection Regulation (GDPR), an EU-wide framework that sets out rules relating to the protection of personal data being processed in, or outside the EU, and which applies to Gold Fields through its storage of employee information in data centres located in the EU. Other applicable laws include, but are not limited to, Australia’s Privacy Act 1988, Ghana’s Data
Protection Act, 2012 (Act 843) and South Africa’s comprehensive privacy law, the Protection of Personal Information Act, 2013 (POPIA) and
most recently, Chile’s new data protection law (Law 21.719).
The mining sector has historically and may in the future continue to experience confidentiality breaches, and failure to comply with data protection legislation may lead to public and private censure, regulatory penalties, fines and/or imprisonment, depending on the severity of the breach, which could have a material adverse effect on Gold Fields’ business, operating results and financial condition. See “– Gold Fields may suffer material adverse consequences as risks arising from cyber security and cyber incidents increase in frequency and sophistication”.

10
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
Modernisation of its business and operations, as well as regulatory directives, may require Gold Fields to adopt new technologies, organisational structures and skills. For example, during 2025, Gold Fields selectively adopted new systems for surface and underground vehicle collision avoidance, driver fatigue monitoring, dump and stockpile berm compliance, and forklift pedestrian detection. However, such systems, which often involve new or evolving technology, may not meet Gold Fields’ technical and performance requirements, or could otherwise face implementation challenges due to limited change management resources and insufficient skilled technical staff onsite.
These constraints may reduce system effectiveness after deployment and could result in the failure to realise anticipated efficiencies.
Machinery and other equipment deployed as part of modernisation efforts may not be fully suitable for their intended use and may therefore require significant upgrades or replacement altogether. This may result in a material financial impact and, in some cases, may also result in a breach of applicable legislation. Furthermore, implementation of new technologies and systems is capital-intensive, and there is no guarantee that their use will deliver the intended benefits within the anticipated timeframes, or at all, potentially resulting in unexpected delays and cost increases. In addition, implementing and operating new technologies and systems may require new or additional skills that Gold Fields may not have or may not be able to secure, particularly as many of these skills are in high demand from competitors. Initiatives to modernise
Gold Fields’ operations may cause operational disruptions, IT failures, safety system failures, increased costs, lower productivity and other challenges.
Gold Fields’ competitors are also undertaking modernisation initiatives, which may make it more difficult for Gold Fields to compete if it fails to update its operations. Failure to modernise its operations may also make it more difficult for Gold Fields to effectively convert Mineral
Resources to Mineral Reserves, reduce costs and attract employees with critical skills. This may also negatively affect the company's reputation. Any of the above could have a material adverse effect on Gold Fields’ business, operating results or financial condition.
Actual and potential supply chain shortages, availability and increases in the prices of production inputs may have a material adverse effect on Gold Fields’ operations and profits.
Gold Fields’ operating results have and may continue to be affected by general cost increases, including those driven by the availability and pricing of raw materials and other essential production inputs, such as fuel, steel, cyanide and other reagents. The price and quality of raw materials may be substantially affected by changes in global supply and demand, sustained and lingering impacts, large-scale trend changes, weather conditions, governmental controls and related economic sanctions, and other factors. A sustained interruption in the supply of any of these materials would require Gold Fields to find acceptable substitute suppliers and could require it to pay higher prices for such materials.
Any significant increase in the prices of these materials will increase the Company’s operating costs and affect production considerations.
Gold Fields’ costs increased in fiscal 2025 and are expected to continue increasing into 2026 and possibly 2027 across its operations, including due to factors such as increases in oil, steel, and explosives prices, tariffs, and labour costs. See “– High inflation and geopolitical tensions may have a material adverse effect on Gold Fields’ business, operating results and financial condition”.
The price of oil has been volatile between 2023 and 2025. This volatility has continued to persist into 2026, driven by conflict in the Middle
East and the effective shutdown of the Strait of Hormuz, through which a significant proportion of global oil and gas supplies transit, the continued effects of sanctions and embargoes on natural gas and oil resulting from the war in Ukraine, and broader geopolitical tensions, including between the United States and its trading partners, leading to the imposition of new or increased tariffs on goods and other protectionist measures. Changes in the cost or availability of oil could increase Gold Fields’ operating costs and cause production stoppages, which could impact existing profit margins and have a material adverse effect on Gold Fields’ business, operating results and financial condition. See “– High inflation and geopolitical tensions may have a material adverse effect on Gold Fields’ business, operating results and financial condition”.
Furthermore, steel prices have been volatile. Steel is used in the manufacture of most forms of fixed and mobile mining equipment, as well as much of the support material used underground, which is a relatively large contributor to a mine's operating costs and capital expenditure.
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
In Australia, the Gruyere, Granny Smith and Agnew mines receive electricity from various combinations of gas, wind and solar power, battery storage and diesel. The St. Ives operations currently receive their base electricity supply from BHP Nickel West. Approval for the St. Ives renewable microgrid power supply infrastructure to replace a proportion of this supply was secured in 2024, and the project is expected to be commissioned in 2026.
Failure to successfully execute the construction and commissioning of the St. Ives microgrid may result in an increase in costs at St. Ives.
In addition, the project is currently subject to upstream grid connection challenges, which may result in curtailment of renewable generation capacity, whether generally or at certain times, or require Gold Fields to assume liability for potential impacts to the grid to which the system connects. Once commissioned, there is no guarantee that the St. Ives microgrid will perform in line with the modelling conducted by Gold
Fields. If Gold Fields is unable to utilise the full capacity of the renewable power generated by the microgrid, it may need to increase its reliance on gas-fired power supplied by BHP-Nickel West, which is not assured. Furthermore, the baseload supply from BHP-Nickel West will be gas powered, and any interruption to BHP-Nickel West’s gas transmission pipelines or generators could adversely affect electricity supply to the St. Ives operation. In addition, BHP has announced a process to sell Nickel West, and any change in ownership could result in changes to commercial arrangements or supply terms, which may adversely affect the availability, reliability or cost of baseload power supplied to St. Ives.

11
Considering the reliance on gas transmission pipelines, if any of Gold Fields’ other Australian operations were to lose their supply, including through failure to secure gas pipeline capacity or renewed supply contracts when the current arrangements come to an end, replacement of this supply at the quantities required (through alternatives such as diesel or greater reliance on existing renewable energy infrastructure) may not be possible in its entirety, or in the timeframes required, or at the very least may entail a significant increase in costs in the medium and long term, given the rising price of gas in Western Australia, which is forecasted to continue due to lack of new supply.
While Gold Fields is considering options for energy supply, including renewables, for the Gruyere, Granny Smith and Agnew mines beyond current contractual arrangements, there is no guarantee that these alternatives will be successful in lowering costs. Furthermore, Gold Fields’
operations are expected to require additional energy capacity beyond existing arrangements, which is likely to result in increased energy costs. Any such increase in costs could have a material adverse impact on Gold Fields’ business and operating results.
Gold Fields’ South Deep mining operation depends, in large part, upon electrical power generated by the state-owned power utility, Eskom
SOC Limited (Eskom). Eskom holds a monopoly on power supply in the South African market, supplying approximately 90% of the country’s electricity needs. Eskom has historically experienced financial difficulties caused by various factors. For example, during periods of supply-
constraint, Eskom has utilised significant amounts of diesel to run its gas turbines while concurrently losing electricity sales due to load shedding or curtailment, which has contributed to above-inflation tariff applications.
Eskom’s tariffs are regulated by the National Energy Regulator of South Africa (NERSA) and are determined through the multi-year price determination (MYPD) process, with occasional adjustments under the Regulatory Clearing Account mechanism. NERSA has granted Eskom substantial tariff increases in recent years to address Eskom’s debt servicing obligations, operating and maintenance costs, legacy capital expenditure and inflationary pressures, and further electricity tariff increases are likely to continue. It is likely that Eskom’s electricity tariffs will continue to increase in the future. Eskom is also undergoing vertical unbundling to separate its generation, transmission and distribution functions, the timing and impact which is uncertain but may result in further tariff increases, price instability and/or poor reliability in the supply of electricity. Furthermore, Eskom’s infrastructure is deteriorating, and there are concerns about the potential failure of transmission lines due to inadequate maintenance and criminal activities.
Gold Fields has implemented strategies to reduce South Deep’s reliance on Eskom. For example, South Deep has completed the construction of a 50MW solar power plant, with studies underway to expand the renewable energy base load. However, despite these initiatives, Gold
Fields will remain reliant on Eskom, and should Gold Fields experience further power tariff increases and disruptions to its supply, its business, operating results and financial condition may be adversely impacted. Additionally, there is a risk that these strategies may not achieve the desired outcomes, as the area around South Deep is susceptible to severe weather, including large hailstones, which could adversely impact
South Deep’s solar power generation capabilities.
Changes in the cost or availability of electricity could increase Gold Fields’ operating costs and cause production stoppages, which could impact existing profit margins and have a material adverse effect on Gold Fields’ business, operating results and financial condition.
Power deficits, potential total power failure in South Africa, fluctuations and usage constraints may force Gold Fields to suspend or curtail operations.
In South Africa, Eskom reintroduced national rotational power cuts (load shedding and load curtailment for industrial customers with formal agreements) in December 2018. Load shedding was prevalent throughout 2023 and continued until March 2024, with approximately 83 days of load shedding in 2023 and 2024 combined. Although there has been a reduction in the incidence of load shedding, with 13 days of load shedding in 2025, load shedding may continue into 2026. Eskom’s inability to fully meet the country’s demand has led to, and may continue to lead to, rotational and unscheduled power cuts. There is no assurance that Eskom’s efforts to protect the national electrical grid, including through its commitment to increase the available energy, will prevent a complete national blackout. Further, despite preparing plans for the
South Deep mine in case of a national blackout, such an event would have a material adverse effect on South Deep.
Gold Fields has a load curtailment agreement with Eskom. Under this agreement, Gold Fields is required to reduce demand by up to 50%
of load, depending on the severity of the shortage, for a specified period during which the national grid is unable to maintain supply and demand. During 2025, Gold Fields was required to reduce demand by 10% on six occasions. Any further disruption or decrease in the electrical power supply available to Gold Fields’ South Deep operation, or a total power failure in South Africa, could severely impact the
South Deep operation and, in turn, have a material adverse effect on Gold Fields’ business, operating results and financial condition.
Should Gold Fields continue to experience power fluctuations or usage constraints at any of its operations, its business, operating results and financial condition may be materially adversely affected.
Gold Fields faces ongoing geotechnical challenges, particularly as mining depth increases at many of its underground operations, which could adversely impact its production and profitability.
Gold Fields and others in the mining industry are facing ongoing geotechnical challenges due to the ageing and deepening of certain mines and a trend toward deeper pits and more complex, often deeper, underground deposits. This leads to higher pit walls, more complex underground environments, greater exposure to geotechnical instability, and a higher propensity for seismic events and hydrological impacts.
As Gold Fields’ operations mature, the open pits at many of its sites are deepening, and it has experienced geotechnical failures at some of its mines. Additionally, primary access drives and shafts require increased maintenance and rehabilitation, potentially resulting in downtime that affects production.
For Gold Fields’ open pit operations, no assurances can be given that unanticipated adverse geotechnical and hydrological conditions, such as landslides and pit wall failures, which could result in potential ore loss and/or prevent or limit pit access, will not occur in the future or that such events will be detected in advance. Further, Gold Fields’ underground operations are also maturing, and mining is at deeper levels which may be more prone to seismicity. This is of particular concern at the Wallaby underground operation at Granny Smith, the Waroonga underground operation at Agnew and at South Deep. Gold Fields’ underground operations had 22 damaging seismic events across its operations in 2025, including in South Africa and Australia, compared to 11 damaging seismic events in 2024. All of Gold Fields’ underground operations now have stress-related mining issues, either in the form of seismicity or squeezing ground conditions.
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

12
Gold Fields has appointed external geotechnical review boards (the Geotechnical Review Boards) to help implement industry best-practice geotechnical design, monitoring, mine design, extraction sequencing, and ground support implementation, specifically at the Wallaby mine at Granny Smith, South Deep, Cerro Corona and Windfall. Gold Fields cannot guarantee that any recommendations by the Geotechnical
Review Boards will be implemented effectively or that the ongoing monitoring of Gold Fields’ mines will not be interrupted, or that it will be otherwise effective.
Geotechnical instabilities in open pit operations can be difficult to predict and are often affected by risks and hazards outside Gold Fields’
control, such as severe weather and rainfall, which may lead to periodic floods, mudslides, and wall instability, which may result in slippage of material. Although Gold Fields’ open pit operations endeavour to use industry standard practices to maintain wall stability and utilise radar monitoring systems to detect movement and deformation in the slope walls, there is no guarantee that these measures will effectively predict geotechnical instabilities, or that advanced warnings will allow Gold Fields to prevent damage to its operations.
Geotechnical failures and seismic activity could result in limited or restricted access to mine sites, suspension of operations, regulatory investigations, increased monitoring costs, remediation costs, loss of ore and other impacts which could have a material adverse impact on
Gold Fields’ business, operating results, financial condition and Mineral Reserves and Mineral Resources.
Hydrogeological challenges also present significant risks, including at South Deep and the neighbouring Ezulwini mine owned by
Sibanye-Stillwater. These operations are separated by reinforced concrete plugs, which are essential to ensure the South Deep operation is not affected by water ingress from Ezulwini in connection with Ezulwini’s closure. See “– The effects of the regional cessation of dewatering may have a material adverse effect on Gold Fields’ South Deep operation”. In addition, climate change may result in more frequent or severe flooding events, which could increase the risk of water ingress at Gold Fields’ operations. See “– Climate change may present physical risks to Gold Fields’ operations, including from extreme weather events and increased risk of wildfires and flooding”.
The continued status of South Africa’s credit rating as sub-investment grade may have an adverse effect on Gold Fields’ ability to secure financing.
The continued status of South Africa’s sovereign credit rating as sub-investment grade by Standard & Poor’s, Moody’s or Fitch Ratings may adversely affect the South African gold mining industry and Gold Fields’ business, operating results and financial condition by making it more difficult to obtain external financing or could result in any such financing being available only at greater cost or on more restrictive terms than might otherwise be available. South Africa’s current sovereign credit ratings are BB (positive outlook), Ba2 (stable outlook) and BB- (stable outlook) from Standard & Poor’s, Moody’s and Fitch, respectively. Downgrades of South Africa’s sovereign credit rating could also have a material adverse effect on the South African economy as many pension funds and other large investors are required by internal rules to sell bonds once two separate agencies rate them as sub-investment grade. Additionally, in February 2023, South Africa was “grey listed” by the
Financial Action Task Force, subjecting it to increased monitoring and impacting investor confidence. In October 2025, South Africa officially exited the grey list, reflecting progress in strengthening its anti-money laundering and counter-terrorist financing framework. However, there is no guarantee that South Africa will maintain this status or that the prior effects on investor sentiment and capital flows will be fully reversed in the short term. Any such negative impact on the South African economy may adversely affect the South African gold mining industry and
Gold Fields’ business, operating results and financial condition.
Theft of gold and copper bearing materials and production inputs, as well as illegal and artisanal mining, occurring on some of Gold Fields’
properties, are difficult to control, can disrupt Gold Fields’ business and can expose Gold Fields to liability.
A number of Gold Fields’ properties have experienced illegal and artisanal mining activities and theft of gold and copper bearing materials and copper cables (by both employees and third parties). These activities could lead to interference with Gold Fields’ operations, which could cause unexpected deficits in production or result in conflict situations that present a threat to human life and property. Gold Fields has experienced, and may in the future experience, security incidents, including attempted robberies. Perimeter security processes, where possible, are being strengthened to ensure that critical infrastructure is adequately protected, however there is no guarantee that these measures will be effective, particularly as the nature of these criminal activities become more sophisticated. Should such security measures fail, this could have a material adverse impact on Gold Fields’ reputation, business, operating results and financial condition.
Illegal and artisanal mining is associated with several negative impacts, including safety incidents, environmental degradation and human rights abuse. Effective government administration is often lacking in the locations where illegal and artisanal miners operate because of rapid population growth and the lack of functioning structures which can create a complex and unstable social environment.
In Ghana, the government lifted its ban on small scale mining in 2018. The government also withdrew military personnel who were previously deployed to mining concessions to provide security and help prevent encroachment by illegal miners. To address this gap, the Ghanaian
Chamber of Mines (the Chamber) is currently negotiating a security agreement with the Ghana Police Service, on behalf of its members.
The security agreement is yet to be signed and there is no guarantee that this will occur. Illegal mining and artisanal mining remain common despite the regulatory framework established under the Minerals and Mining Act. The Government of Ghana continues to implement enforcement actions and policy initiatives, including the Responsible Cooperative Mining and Skills Development Programme launched in
August 2025 aimed at curbing illegal mining and formalising the sector. The Government of Ghana has requested that mining companies cede portions of their mining leases to support the initiative, and in a letter dated 14 January 2026, the Minister for Land and Natural
Resources requested Gold Fields Ghana to cede a portion of its mining leases at Tarkwa to support this programme. Although Gold Fields
Ghana continues to engage constructively with the Government of Ghana while seeking to protect its legal rights and maintain regulatory certainty, there is no guarantee that such engagement will result in a favourable outcome.
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

13
Occupational diseases and health epidemics pose risks to Gold Fields in terms of lost productivity and increased costs.
Gold Fields faces risks related to occupational diseases, such as noise-induced hearing loss, silicosis and tuberculosis, other occupational exposures, as well as health epidemics, which could significantly impact its people, operations and surrounding areas. The degree of exposure risk varies between its sites due to the nature of its operations. For example, the prevalence of HIV/AIDS in South Africa poses risks to Gold Fields in terms of potentially reduced productivity and increased medical and other costs. Gold Fields supports its employees living with HIV through health plans and other measures to manage their conditions. In Ghana, Gold Fields’ workforce faces a high risk of exposure to malaria. Whilst the region has a comprehensive malaria control strategy in place, which includes education initiatives, prophylaxis and treatment, there is no guarantee that these measures will ultimately be effective. If there is a significant increase in the incidence of occupational diseases among the workforce or health epidemics, this may have a material adverse effect on Gold Fields’ business, operating results and financial condition.
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
Years of historical losses and capital investments may lead to a net deferred tax asset position in countries where tax losses never expire, such as in South Africa. Historic expenses and capital allowances may also result in significant deferred tax assets, and offsets against future taxable profits may be realised. In both cases, there is a risk of non-recovery if a mine underperforms. In the future, the Group’s estimates may change, necessitating a valuation allowance or impairment of Gold Fields’ deferred tax assets. Moreover, future changes in tax laws could limit the Group’s ability to obtain the tax benefits from Gold Fields' deferred tax assets. See “Annual Financial Report – Notes to the
Consolidated Financial Statements – Note 11. Mining and income taxation” for additional information related to deferred taxation of the
Group’s properties. For additional information regarding Gold Fields’ net deferred taxation liability in different accounting periods, see “Annual
Financial Report – Notes to the Consolidated Financial Statements – Note 27. Deferred taxation”.
Risks related to environmental, social and corporate governance
Gold Fields may not be able to operate successfully if its employees and contractors that make up its workforce are not able to perform their roles in a physically and psychologically safe, respectful and inclusive work environment.
Gold Fields’ success is dependent on the contributions of its people. The Company’s ability to achieve its operating goals depends upon its ability to recruit, hire, retain and develop suitably skilled, experienced, qualified and diverse personnel. Gold Fields is fundamentally committed to creating and maintaining a physically and psychologically safe work environment in which employees are treated fairly and with dignity, decency, respect and in accordance with the company’s values and all applicable laws. Gold Fields recognises that bullying, sexual harassment and harassment based on other protected categories, including race, have been prevalent in every industry, including the mining industry. Features of the mining industry, such as being a historically hierarchical and male-dominated culture, create additional risk factors for harmful workplace behaviour.
Gold Fields does not tolerate discrimination and/or harassment of any kind (including in relation to sexual orientation, gender identity, race, religion, ethnicity, age, or disability, among others). In 2022, Gold Fields engaged Elizabeth Broderick & Co. to carry out an independent review examining its workplace culture, the findings of which were published in August 2023. The findings revealed half of the respondents had experienced harmful behaviour at work, such as bullying, sexual discrimination, and/or racism, during the last five years, and many reported having little confidence in Gold Fields’ reporting mechanisms. As a result, actions have been taken to reduce the incidence of harmful behaviours through training and education, and to improve reporting mechanisms. These measures, together with Gold Fields’
policies and processes may not prevent or detect all potentially harmful workplace behaviours. Gold Fields occasionally identifies or is apprised of information or allegations that certain employees, affiliates, contractor workers, agents or associated persons may have engaged in harmful behaviours and improper, inappropriate or unlawful conduct, including but not limited to bullying, discrimination and/or harassment.
Furthermore, the Company is subject to extensive labour and workplace equality regulations addressing discrimination and harassment in every country where it operates.
Gold Fields’ safety performance has been below expected levels, with two fatal incidents in Ghana in 2023, and fatal incidents in South Africa and Australia in 2024. Whilst no fatal incidents occurred in 2025, there were a number of serious injuries and high-potential incidents. In
2024, Gold Fields implemented a comprehensive, independent review of its culture, safety processes and capabilities, and has in response initiated a multi-year safety improvement plan, which sets out specified actions around leadership and culture, resilient risk reduction, capacity building and business partner management. Whilst progress has been made during 2025, there is no guarantee that these measures will be successfully implemented or will be effective in improving safety performance in all cases, or at all.
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
In fiscal 2025, 42%, 12%, 23%, 7% and 16% of Gold Fields’ managed gold-equivalent production was in Australia, South Africa, Ghana, Peru and Chile, respectively. Changes or instability in the economic, political or social environment in any of these countries or in neighbouring countries could affect investment in Gold Fields.
In May 2025, Australia held a federal election, and the Australian Labor Party (led by Prime Minister Anthony Albanese) was re-elected for a second term with a clear parliamentary majority. Western Australia held state elections in March 2025, and the WA Labor Party (led by
Premier Hon. Roger Cook) was re-elected for a third term. Certain legislation implemented by the Federal Labor government and actions by government ministers, including in the areas of industrial relations, environmental protection and preservation of Aboriginal cultural heritage, have led to considerable unrest within the mining sector. A recent intervention by the Federal Environment Minister in relation to the protection and preservation of Aboriginal cultural heritage on an approved New South Wales gold project has caused concerns for the sector and may indicate an increased willingness of the current Federal Government to use its powers under federal legislation in relation to such
Aboriginal cultural heritage matters (see “– Environmental and Regulatory Matters – Australia”).

14
In June 2024, a government of national unity was formed in South Africa, with Cyril Ramaphosa being re-elected as the country’s president.
However, for the first time in three decades, the African National Congress party lost its majority in the National Assembly. Despite intermittent fragility, the government of national unity has been largely operationally stable and has succeeded in governing and passing budgets.
However, there remains a risk that the coalition could collapse, and it is unclear how the African National Congress would govern in such circumstances. Furthermore, while the South African Government has stated that it does not intend to nationalise mining assets or mining companies, certain political parties favour a policy of nationalisation. Any threats of or actual proceedings to nationalise any of Gold Fields’
assets could halt or curtail operations, resulting in a material adverse effect on Gold Fields’ business, operating results and financial condition and could cause the value of Gold Fields’ securities to decline rapidly and dramatically, possibly causing investors to lose the entirety of their respective investments.
Further, high levels of unemployment, particularly among the youth, and a shortage of critical skills in South Africa, despite increased government expenditure on education and training, exacerbated by possible ongoing loadshedding, degradation of infrastructure and poor government service delivery, remain issues and deterrents to foreign investment. The volatile and uncertain labour and political environments, which severely impact the local economy and investor confidence, have led, and may lead, to further downgrades in national credit ratings, making investment more expensive and difficult to secure. See “– Gold Fields’ operations and profits have been and may continue to be adversely affected by trade union activity and new and existing labour laws” and “– The continued status of South Africa’s credit rating as sub-investment grade may have an adverse effect on Gold Fields’ ability to secure financing”. In addition, broader geopolitical developments and tensions, including those between South Africa and the United States in relation to foreign policy, trade, sanctions and security matters, may adversely affect South Africa’s bilateral relationships, access to international markets and capital, and international investor sentiment towards South Africa. Any actual or threatened trade measures, restrictions on financial flows or shifts in foreign policy arising out of such tensions could negatively affect South Africa’s macroeconomic environment and cost of capital. These factors could, in turn, restrict Gold
Fields’ future access to international financing and could have a material adverse effect on Gold Fields’ business, operating results and financial condition.
Ghana’s general election was held in December 2024 and resulted in the election of former President John Mahama – who previously served as President from 2012 to 2017 – for a four-year term beginning 7 January 2025. Ghana continues to see high levels of unemployment, particularly among youth, degradation of infrastructure and tariff increases. Notwithstanding Ghana’s receipt of disbursements under its
International Monetary Fund programme in 2024, Ghana continues to extend existing levies. In 2025, the Growth and Sustainability Levy
(Amendment) Act 2025 (Act 1131) was passed, increasing the levy on gold mining companies from 1% to 3% of gross production. The amendment also extends the levy’s application period from 2025 to 2028. In December 2025, legislation was also introduced under the
Minerals and Mining (Royalties) Regulations 2025 to increase the applicable gold royalty rate from a flat rate of 5% to a sliding scale of 5-12%, which became effective in March 2026. The Growth and Sustainability levy was subsequently reduced back to 1% in March 2026, following the implementation of the gold royalty changes. Whilst these changes will not apply to Damang at all, and will not apply to Tarkwa until after
April 2027, these material shifts could have a material adverse effect on Gold Fields’ business, operating results and financial condition.
Chile’s general election was held in November 2025 and resulted in the election of José Antonio Kast as President. It is unclear if the incoming government will institute a new process to redraft the constitution, after several attempts by the previous government were rejected by voters. As Gold Fields moves into steady-state production at Salares Norte, any unrest, or any unforeseen or unfavourable changes stemming from the election, or any future constitutional process, may impact production from Salares Norte, which could have a material adverse effect on Gold Fields’ business, operating results and financial condition.
In 2021, Peru held a general election and Pedro Castillo was elected President for a five-year term. Mr. Castillo was impeached in December
2022, and Vice President Dina Boluarte was sworn into office. Following Ms. Boluarte’s subsequent impeachment in October 2025, the
Chairman of Congress, José Jerí, assumed the presidency, but was ousted in February 2026 and has been replaced by José Balcázar as interim president, who is expected to serve until the election later this year. Growing concerns regarding crime (including illegal mining) and insecurity have triggered social unrest in several parts of Peru. In March 2025, the Government of Peru declared a 30-day state of emergency for the provinces of Metropolitan Lima and Callao in response to escalating violent crime rates, and in October 2025, another 30-day state of emergency was declared for the same provinces. The next general election in Peru is scheduled to be held in April 2026, and Mr. Jerí is expected to remain in office until the end of the current term on 28 July 2026.
In Canada, Prime Minister Justin Trudeau, leader of the Liberal Party since 2015, announced his resignation in January 2025. Mark Carney was appointed as his successor and was elected Prime Minister after the Liberal Party secured a fourth consecutive term in the April 2025 election. Canada’s economic conditions may be affected by heightened tensions with the United States, including the imposition and threat of additional tariff and other trade measures, which may contribute to uncertainty and could adversely affect the development of the
Windfall project.
Engagement with community stakeholders in all of the regions where Gold Fields operates can pose challenges to local management and any inability to properly manage these relationships may have a negative impact on Gold Fields’ production or associated costs. For example, in Peru, Cerro Corona is entering a social transition phase as it moves toward closure. There is an increased risk of social dissatisfaction, including protests and work stoppages, due to decreased local employment opportunities and reduced business prospects. Such social unrest could disrupt ongoing operations planned through 2030 and jeopardise the timely execution of the closure process. There is also the potential for social instability, protests or organised criminal activity in the communities near Gold Fields’ South Deep, Damang, Tarkwa and
Cerro Corona mines relating to, among other things, community investment, unemployment, community mining, environmental concerns, service delivery by local government or other issues. In addition, the transition of the Damang mine to the Government of Ghana in April 2026 and uncertainty regarding the renewal of the Tarkwa mining leases in 2027 may heighten the risk of social unrest in communities near these operations. See “– Gold Fields’ operations across multiple jurisdictions, particularly at Tarkwa in Ghana, face uncertainties related to title, rights, the renewal of mining leases and other interests, which could impose significant costs and burdens, limit or prevent access to certain areas, or prohibit mining activity, which could materially adversely affect Gold Fields’ operations”.

15
It is not certain what, if any, political, economic or social impacts the newly elected, appointed or re-elected governments will have on
Australia, South Africa, Ghana, Chile, Peru, or Canada respectively, or on Gold Fields specifically. In addition, economic and political instability in regions outside of the jurisdictions where Gold Fields operates and geopolitical events, such as political instability in West Africa and the war in Ukraine and conflict in the Middle East (including in the context of recent developments involving Iran), and any related economic sanctions, may result in unavoidable uncertainties and events. Moreover, resource nationalism could affect Gold Fields’ operations and profitability as governments may impose stricter regulations, raise taxes, or nationalise assets to gain greater control over natural resources.
See “– Gold Fields is subject to various regulatory costs, such as taxes and royalties, and the imposition or modification of such costs, or the amendment, expiration or non-renewal of related stabilisation arrangements, may have a material adverse effect on Gold Fields’ operations and profits”. These uncertainties and events could negatively affect costs of business, disrupt supply chains, cause volatility in commodity prices, currency exchange rates, interest rates and worldwide political, regulatory, economic or market conditions. They could also cause instability in political institutions, regulatory agencies and financial markets.
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
If Gold Fields is unable to appoint, hire and retain qualified Board members, executives, senior leadership, technically skilled employees and contractors that make up its workforce or attain sufficient representation among marginalised or underrepresented persons in management positions or sufficient gender diversity in its workforce, in particular in Board and senior leadership-level positions, its business may be materially adversely affected.
Gold Fields’ ability to operate effectively and to meet its strategic objectives depends on the experience, skills and performance of its Board members, executives, senior leadership and technically skilled employees.
Certain members of Gold Fields’ Board of Directors are expected to depart in the near future, including several long-serving Non-Executive
Directors. The Board has been actively working on succession planning and identifying diverse global candidates with the necessary skills and experience. However, the transition period could last longer than expected and there may be difficulties with recruiting qualified candidates, which could require expending additional resources and disrupting the continuity of the Board’s decision-making process.
Furthermore, the Company experienced significant changes to its executive leadership team between 2023 and 2025. In January 2024,
Mike Fraser was appointed as CEO, which followed the departure of four members of the Executive Committee in 2023. A further three members of the Executive Committee announced their retirements in 2023, with two further members leaving in 2024 and 2025 due to restructuring. Following a number of appointments in 2023 and 2024 to the Executive Committee, in 2025, Alex Dall was appointed as the permanent CFO and Executive Director, and Mariette Steyn’s portfolio was changed to include both People and Sustainability. In September
2025, Francois Swanepoel was appointed as COO, replacing Martin Preece, and Jason Sander was appointed as Acting CTO, replacing
Francois Swanepoel. The mining industry’s ongoing global shortage of qualified global executive leadership, including as a result of increased competition for talent in the sector, may have a negative impact on Gold Fields’ ability to fill future vacant positions on its Executive
Committee. The shortage could also lead to salary inflation, further impacting Gold Fields’ ability to attract and retain top talent.
Changes to the executive leadership team and the Board could impact Gold Fields’ strategy and strategic direction. In 2024, Gold Fields changed its operating model from a three-layered organisation to a two-layered functional guidance model. However, the full implementation and embedding of this new model may not be achieved within the timeframe initially contemplated or at all. There is also no guarantee that this operating model will realise the anticipated operating efficiencies or cost savings, or will otherwise be effective. See “– Gold Fields may experience unforeseen difficulties, delays or costs in implementing its business strategy and projects and any such strategy or project may not result in the anticipated benefits”.
Furthermore, the mining industry, including Gold Fields, is experiencing shortages of sufficiently skilled employees and contractors. There are shortages of mechanised mining skills in the Australian, South African, Ghanaian and Canadian gold mining industries and a shortage of technically qualified employees in the Peruvian and Chilean gold mining industries. Gold Fields is also experiencing a shortage, and high turnover of, skilled workers, including operators at South Deep, and in its contractor mining workforce in Australia. The ability of Gold Fields to secure a future pipeline of appropriately skilled employees is also uncertain due to a decline in those seeking to train in the technical areas relevant to the mining industry and even more scarce female talent entering those careers. Gold Fields may be unable to appoint, hire or retain qualified Board members, executive leadership, management personnel or technically skilled employees, or may have to pay higher levels of remuneration than it currently intends in order to do so.
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
See “– Gold Fields’ mineral rights are subject to legislation, which could impose significant costs and burdens, certain ownership requirements and possible penalties or forfeiture for non-compliance, the interpretation of which could be the subject of dispute”. If Gold
Fields is unable to appoint, hire and retain qualified Board members, executive leadership and technically skilled personnel or is unable to attain sufficient representation of marginalised or underrepresented persons (including HDSAs, women and people with disabilities) at the
Board level and in management positions, or if there are not sufficient succession plans in place, this could have a material adverse effect on its business (including resulting in the imposition of fines and having a negative effect on production levels), operating results, financial position and social licence to operate.

16
Gold Fields may not be able to meet its environmental, social and corporate governance targets or disclosure requirements.
Gold Fields has announced a range of environmental, social and governance (ESG)-related targets for 2035 and beyond, including: (i) safety, health and wellbeing targets of zero fatalities or life-altering injuries; (ii) increased diversity, including achieving employee diversity targets of
30% and workforce gender representation targets of 25% inclusive of business partners; (iii) environmental management to prevent serious environmental incidents through disciplined risk management and critical controls, and to maintain a high level of conformance with the
Global Industry Standard on Tailings Management; (iv) water stewardship to reduce and recycle 80% of freshwater annually and to transition from absolute reduction targets to catchment and asset-specific context-based water targets from 2030; (v) decarbonisation targets to achieve net zero Scope 1 and 2 emissions by 2050, a 30% reduction in Scope 1 and 2 emissions intensity against a 2016 baseline and a
10% reduction in Scope 3 emissions by 2030; and (vi) stakeholder value creation, including 30% annual national value creation to host communities through employment, procurement and social investment, and delivering one legacy programme per country within five years of operation to ensure host community value creation endures beyond the life-of-mine. Gold Fields cannot guarantee that it will meet any or all of these targets. The climate crisis and socio-political challenges cannot be addressed by Gold Fields, or any organisation, on its own.
Gold Fields’ progress is dependent not only on its own actions but on the governments of its countries of operation, providing clear, early regulatory policy to help drive the change needed to meet its targets as well as the actions of those in Gold Fields’ value chain and wider society.
Further, several jurisdictions have or are contemplating the introduction of mandatory climate-related financial disclosure. For example, in
Australia, amendments to the Corporations Act 2001 (Cth) introduced a mandatory climate-related financial disclosure regime which imposed new sustainability reporting obligations on certain entities, including Gold Fields’ Australian entities, from 1 January 2025. Under the new regime, reporting entities are required to submit an annual sustainability report as part of their annual financial reporting obligations.
Sustainability reports are required to contain a climate statement, which must be prepared in accordance with the AASB S2 sustainability standards and include an assessment of the entity’s material climate risks and opportunities for the relevant financial year.
The costs of compliance with proposed and recently enacted climate disclosure rules are significant, and non-compliance or the provision of misleading or deceptive information may carry civil and regulatory penalties. Failure to comply with applicable legislation or to meet its targets could have a material adverse effect on Gold Fields’ business, operating results and financial condition as well as posing reputational and litigation risks.
Gold Fields’ operations are subject to extensive environmental and health and safety laws and regulations, which could impose additional costs and compliance requirements, and Gold Fields may face operational disruptions, claims and liability for breaches, or alleged breaches, of such regulations and other applicable laws.
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
The environmental and health and safety laws and regulations applicable to Gold Fields impose significant compliance costs and subject the
Company to enforcement actions, which may result in suspension of all or part of an operation and/or significant financial penalties and remedial actions, and potential litigation. In particular, regulatory investigations are ongoing into the fatal incidents that occurred at South
Deep in January 2024 and St. Ives in April 2024. Moreover, a failure to satisfy environmental, health and safety standards could impact Gold
Fields’ “social licence to operate”.
Compliance Costs
Gold Fields has incurred and may in the future incur significant costs to comply with environmental, social, health, safety and wellbeing requirements imposed under existing or new legislation, regulations or permit requirements, or to comply with changes in existing laws and regulations or the way they are applied. For example, if Gold Fields fails to modernise its operations in accordance with regulatory requirements, it could incur additional compliance costs. See “– The failure to optimise and modernise operations may have a material adverse effect on Gold Fields’ business”. In addition, Gold Fields is required to ensure it has sufficient funding for estimated mine closure liabilities. In 2025, Gold Fields’ total gross mine closure liability was U.S.$847 million. The funding methods used to make provision for the required portion of these mine closure cost liabilities, in accordance with in-country legislation, are as follows:
•Australia: An annual levy (1% of the total mine closure liability) is applied to a State-administered mining rehabilitation fund, which is used to rehabilitate legacy or abandoned sites. Consequently, Gold Fields’ Australian operations self-fund all mine closure liabilities;
•South Africa: contributions to environmental trust funds and guarantees;
•Ghana: reclamation bonds underwritten by banks, and restricted cash;
•Chile: guarantee insurance policies;
•Peru: bank guarantees and restricted cash; and
•Canada: bank guarantees.

17
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
Regulators can and do issue instructions following safety incidents to either partially or completely suspend operations at affected mines. It is
Gold Fields’ policy to suspend production at its operations when serious incidents occur in order to undertake a comprehensive investigation into the relevant causes, and to address any immediate control deficiencies, rectify hazardous situations and, if necessary, retrain workers.
In 2025, St. Ives was issued a prohibition notice by WorkSafe in relation to its Invincible underground operations following incidents involving falls of salt accumulating in the ventilation rises. Additionally, the South African Department of Mineral and Petroleum Resources(DMPR)
conducted site visits, audits and inspections at South Deep, resulting in one section 54 notice (in which the mine has to stop operations)
following a fatal incident that occurred in January 2024. There were no section 55 or section 54 notices issued in 2025. A section 93 notice was issued relating to a perceived contravention of the MPRDA that related to non-compliance with the approved Social and Labour Plan of
2018 to 2022, of which Gold Fields presented all the evidence required during January 2024. In addition, there can be no assurance that trade unions will not take industrial action in response to such incidents which could lead to production losses. Trade unions may also exercise right of entry powers in relation to safety matters which may impact production. Any additional stoppages in production, or increased costs associated with such incidents, or other safety related matters, could have a material adverse effect on Gold Fields’ business, operating results and financial condition. Such incidents may also negatively affect Gold Fields’ reputation with, among others, employees, trade unions and regulators.
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
In 2018, a group of six South African mining companies, including Gold Fields, concluded a settlement agreement with the attorneys representing claimants in a silicosis and tuberculosis class action. See “– Environmental and Regulatory Matters – South Africa – Health and
Safety – Silicosis and Tuberculosis Settlement”. Gold Fields has provided for the estimated cost of the above settlement based on actuarial assessments and the provisions of the silicosis and tuberculosis class action settlement agreement. On 31 December 2025, the provision for
Gold Fields’ share of the settlement of the class action claims and related costs amounted to U.S.$5.7 million (R94.6 million). The nominal value of this provision is U.S.$6.5 million (R107.4 million). However, the ultimate outcome of this matter remains uncertain, with the number of eligible workers (or their dependents) successfully submitting claims and receiving compensation being uncertain. The provision is consequently subject to adjustment in the future. See “Annual Financial Report – Notes to the Consolidated Financial Statements –
Note 39. Contingent liabilities”. The payment of compensation for the claims could have a material adverse effect on Gold Fields’ business, reputation, results of operations and financial condition. In addition, Gold Fields may incur significant additional costs arising out of these issues, including costs relating to the payment of fees, increased levies or other contributions in respect of statutory compensation funds or other funds established and expenditures arising out of its efforts to remediate these matters or to resolve any outstanding claims or other potential action.
In 2021, Gold Fields received Resolution No 1 Rol D-246-2021, which temporarily suspended a capture and relocation plan for two chinchilla species. By 2023, the Superintendence of Environment (SMA) approved Gold Fields’ updated environmental compliance programme and paused the sanctioning process, contingent on Gold Fields’ proposed technical criteria and measures. In late 2023, the SMA subsequently approved an updated compliance programme. The rescue and relocation activities recommenced in the first quarter of 2024. In May 2024,
Salares Norte received a directive (MUT) from the SMA, requesting additional information and ordering a temporary suspension of the dismantling of Rocky Area No. 3. The MUT was extended, and capture and relocation activities recommenced at Rocky Area No. 3 in October
2024, with Rocky Areas No. 3, 8 and 10A dismantled as of March 2026. The Compliance Plan (PdC) establishes 35 measures that must be periodically reported to the SMA. In the event of any serious incident during the execution of the compliance programme, the relocation activities will be required to be stopped. The SMA will determine whether to allow the resumption of activities or to suspend them and reactivate the sanctioning process. Gold Fields has now executed multiple capture and relocation campaigns, with twelve chinchillas successfully relocated and released since 2019. However, a number of chinchillas have been killed by predators since release, which could result in Gold Fields failing to meet the survival rate required under the PdC. Gold Fields is continuing to implement measures to ensure the successful relocation of the chinchillas. However, any failure in this process, including a failure to meet the survival rate or other obligations under the PdC, could expose Gold Fields to significant penalties, sanctioning or further regulatory action, and Gold Fields may potentially have to suspend mining activities in the areas close to the remaining rocky areas or otherwise lose access to areas that are important to its current and future operations. As of March 2026, the dismantling process continues, with the monitoring program for Rocky Area No. 10B progressing as planned. The current PdC is scheduled to expire in August 2026, and while Gold Fields intends to continue operating in accordance with the PdC to complete the removal of the remaining rockeries, there can be no assurance that these efforts will be successful.

18
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
Mining companies are increasingly expected to provide benefits to affected communities. Failure to meet these expectations and requirements can result in legal suits, additional operational costs, reputational damage, investor divestment and impact Gold Fields’ “social licence to operate”, which could adversely impact Gold Fields’ business, operating results and financial condition.
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
There is increasing pressure to demonstrate that, while a satisfactory return on investment for shareholders is sought, the environmental, human rights (including resettlement, diversity, equity and inclusion, contractor management, modern slavery and workplace respect) and other key sustainability issues must be proactively and responsibly managed (including through supply chains), and that all stakeholders, such as employees and contractors, host communities (including Indigenous Peoples) and the governments of the countries in which
Gold Fields operates, also benefit from Gold Fields’ commercial activities. In some countries, such as Australia and Canada, there are obligations to report on modern slavery risks that may exist in a company’s operations and supply chains and to outline the actions being taken to address these risks. The Australian Government has also recently completed consultation on proposed reforms to the Modern
Slavery Act 2018 (Cth). If implemented, the proposed reforms will increase Gold Fields’ obligations with respect to modern slavery and may result in penalties for non-compliance. There is also increasing action by members of the general financial and investment communities, such as asset managers, sovereign wealth funds, public pension funds, universities, civil society and other groups, to promote improvements in
ESG performance by Gold Fields and others.
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
Gold Fields may be required to take costly and time-consuming remedial measures, including providing compensation for land and contributing to the restoration of livelihoods of those impacted. Gold Fields is obliged to comply with the terms and conditions of all the mining rights it holds in South Africa. To this end, the Social and Labour Plan (SLP) provisions of Gold Fields’ mining rights must consider local economic development, among other obligations. See “– Gold Fields’ mineral rights are subject to legislation, which could impose significant costs and burdens, certain ownership requirements and possible penalties or forfeiture for non-compliance, the interpretation of which could be the subject of dispute – South Africa”. Gold Fields also undertakes social and economic development spending in Australia, South Africa,
Ghana, Chile and Peru, either voluntarily and/or as a condition of its mining rights. In addition, as Gold Fields has a long history of mining operations in certain regions or has purchased operations that have a long history, issues may arise regarding historical, as well as potential future environmental or health impacts in those areas.
The cost of measures and other issues relating to the sustainable development of mining operations has placed significant demands on Gold
Fields’ resources and could increase capital and operating costs and have a material adverse impact on Gold Fields’ reputation, business, operating results and financial condition.
Compensation and other financial benefits may be payable to native title holders and other First Nations in respect of Gold Fields’ operations in certain regions, which could affect Gold Fields’ operating costs and profitability.
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

19
Gold Fields now has agreements in place with:
(a)the Yilka People and the Sullivan family, who hold native title over the lands upon which the Gruyere mine is situated;
(b)the representative body for the Ngadju People, who hold native title over a significant area in Western Australia’s Goldfields region, including a large part of St. Ives;
(c)the representative body for the Tjiwarl People, who hold native title over a large part of Agnew; and
(d)the representative body for the Nyalpa Pirniku People, who hold native title over the lands upon which the Granny Smith mine is situated.
Each of these agreements provides compensation to the relevant native title holders and addresses the existing native title compensation liability associated with each of the Australian assets.
An additional native title claim is currently progressing through the determination process in the Federal Court of Australia in relation to certain parts of the St. Ives mine. If this claim is determined, or if further claims are made over areas that are not yet determined (for example over the southern portion of the Agnew operations), and those claimants achieve a determination of their native title rights, those native title holders would obtain a right to commence a compensation claim.
To the extent that it is ultimately determined that the compensation liability of the State of Western Australia may be passed on to Gold Fields as a holder (or former holder) of mining tenure in a determined native title claim area, and Gold Fields does not have the benefit or a release from liability in any contractual agreement, (as it does with the Ngadju People, the Yilka People and the Sullivan Family, the Tjiwarl People and
the Nyalpa Pirniku People) Gold Fields may be liable for any native title compensation determined in relation to those tenements. However, until a sufficient body of compensation claims have worked their way through the Australian courts, the allocation, quantum and timing of this liability will remain uncertain. Gold Fields is monitoring this issue and the various compensation claims being brought by native title holders and will assess any potential risks associated as the claims are resolved in the various courts.
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
Gold Fields has an advanced exploration agreement for the Windfall project with the Cree First Nation of Waswanipi and the Cree Nation
Government, and an IBA is currently being negotiated to support further project development and ultimately operation of the Windfall mine, which is a pre-requisite to Gold Fields obtaining its key environmental approval.
Due to the nature of mining and the extensive environmental footprint of the operations, environmental and industrial incidents and pollution may result in operational disruptions such as stoppages which could result in increased production costs as well as financial and regulatory liabilities and reputational harm.
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
Increasing regulation of environmental and sustainability matters such as greenhouse gas emissions and climate change may materially adversely affect Gold Fields’ operations and increase its operating costs.
Energy is a significant input and cost to Gold Fields’ mining and processing operations, with its principal energy sources being electricity, purchased petroleum products, and increasingly, renewable energy sources. Several governments, or governmental bodies, have introduced or are contemplating regulatory changes in response to the potential impact of climate change. Many of these contemplate restricting greenhouse gas (GHG) emissions or otherwise imposing a price on those emissions in jurisdictions in which Gold Fields operates.
The Australian government has committed to achieving net zero emissions by 2050. Under the Climate Change Act 2022 (Cth), Australia set
a national emission reduction target of 43% below 2005 levels by 2030 and net zero by 2050. In September 2025, Australia submitted its updated Nationally Determined Contribution (NDC) under the Paris Agreement which sets a goal to reduce GHG emissions by 62-70% below
2005 levels by 2035. The Australian government has also progressed reforms in several sectors to align with its climate targets, including amendments to the National Greenhouse and Energy Reporting Act 2007 (Cth) Safeguard Mechanisms (SGM), the primary tool to limit emissions from large emitting facilities. Both the Gruyere and Granny Smith mines are regulated under the SGM and as such, are subject to the facility baseline changes that came into effect from 1 July 2023 and apply a production-adjusted baseline declining at the rate of 4.9%
each year to 2030. Where a facility’s emissions exceed its baseline, the facility will need to surrender Australian Carbon Credit Units (ACCUs)
or a new instrument called a Safeguard Mechanism Credit (SMC). SMCs will be created where a facility keeps its emissions below its baseline.
If the emissions from the relevant facilities are above their baseline, Gold Fields will need to procure ACCUs or SMCs on market and will be subject to additional costs and market price fluctuations for those credits as a result. The SGM will be reviewed by the Australian Government between 2026 and 2027 with a view to setting baseline decline rates for the post-2030 period and adjusting other settings for the mechanisms if required. This could result in further changes to the scope and coverage of the SGM, including the potential for additional facilities to be brought within its regulatory framework.

20
In South Africa, a carbon tax under the South African Carbon Tax Act No. 15 of 2019 (South African Carbon Tax Act), which is designed to levy a tax on the person who conducts an activity in South Africa that results in GHG emissions equal to or above a certain threshold. The carbon tax framework requires the calculation of liability to be based on the sum of “Scope 1” GHG emissions, which result from fuel combustion, industrial processes and fugitive emissions. With respect to South Deep, the applicable greenhouse emitting activities include direct emissions from diesel fired generators and vehicles. The carbon tax for emissions resulting from liquid fuels such as diesel and petrol is included in the fuel tax regime. Consequently, these emissions are excluded from the emissions on which carbon tax is calculated. Taxpayers must determine emissions in accordance with a reporting methodology approved by the Department of Forestry, Fisheries and the
Environment (DFFE), or the prescribed formulas in the South African Carbon Tax Act. In addition, the South African government enacted the
Climate Change Act 22 of 2024 (Climate Change Act). Certain sections of the Climate Change Act came into effect in March 2025. However, section 27 of the Climate Change Act, which imposes “carbon budgets” on entities in certain high-emitting industries such as mining, has yet to be proclaimed into law. When proclaimed, the carbon budgets together with GHG mitigation plans to be submitted by mining companies for approval by the Minister of Forestry, Fisheries and Environment are intended to operate as statutory limits for CO2 emissions. Moreover, it is expected that the Carbon Tax Act will be aligned with the Climate Change Act, through higher rates of carbon tax in respect of emissions exceeding the applicable carbon budget. It is unclear to what extent Gold Fields will be able to make use of allowances that are currently embedded in the carbon tax framework under the Carbon Tax Act.
Gold Fields is subject to the South African Carbon Tax until the Climate Change Act comes into effect. Under the first phase of the South
African Carbon Tax Act, “Scope 1” emissions were taxed from 1 June 2019 to 31 December 2025. The carbon tax rate for tax liable entities were R190 and R236 per tonne of the carbon dioxide equivalent (CO2e) of their net GHG emissions for fiscal 2024 and fiscal 2025, respectively. These rates were effectively moderated and significantly reduced by a suite of allowances, such as a basic tax-free allowance and a carbon offset allowance for combustion emissions. As the Carbon Tax Act enters its second phase, the carbon tax rate increased to
R308 per tonne of the carbon dioxide equivalent of net GHG emissions from 1 January 2026. This upward trend is set to continue up to
R462 per tonne of carbon dioxide equivalent in 2030. The South African Carbon Tax Act currently allows mining companies such as Gold
Fields to reduce their carbon tax liability by using offset credits up to a maximum of 10% of their GHG emissions. This offset allowance increased by 5% to 15% effective 1 January 2026. In addition, the basic tax-free allowance of 60% currently enjoyed by mining companies will be retained to 31 December 2030.
In fiscal 2025, South Deep’s eligible “Scope 1” emissions were from liquid fuels and the mine had no carbon tax liability beyond that which was included in fuel prices. The carbon tax has not had an impact on the price of electricity. However, should Eskom be required to pass on the cost of the tax from its emissions to customers, electricity tariffs may rise significantly. The South African government extended electricity price neutrality for carbon tax to 31 December 2030. Further, other commodities that South Deep consumes may see price increases as the tax is passed through the market.
In addition, several other regulatory initiatives are underway in countries in which Gold Fields operates that seek to reduce or limit industrial
GHG emissions. These regulatory initiatives are likely to impact Gold Fields’ operations directly or by affecting the cost of doing business, for example by increasing the costs of its suppliers. Inconsistency of regulations may affect both Gold Fields’ decision to pursue opportunities in certain countries and its costs of operations. Furthermore, additional, new and/or different regulations in this area, such as the imposition of stricter limits than those currently contemplated, could be enacted, all of which could have a material adverse effect on Gold Fields’ business, financial condition, results of operations and prospects. For further information on climate-related regulations in specific countries of operation, see “– Environmental and Regulatory Matters – Ghana – Environmental”, “– Environmental and Regulatory Matters – Chile –
Climate change regulation” and “– Environmental and Regulatory Matters – Peru – Climate change regulation”.
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

21
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
Gold Fields has experienced, and may continue to experience, acid mine drainage-related pollution, which may compromise its ability to comply with legislative requirements or result in additional operating or closure cost liabilities.
Acid mine drainage (AMD) and acid rock drainage (ARD, and together with AMD, Acid Drainage or AD) is formed when certain sulphide minerals in rocks are exposed to oxidising conditions (such as the presence of oxygen, combined with water). AD can occur under natural conditions or due to sulphide minerals that are encountered and oxidised during mining or during storage in waste rock dumps, ore stockpiles or TSFs. The acidic water that forms usually contains iron and other metals if they are contained in the host rock.
Gold Fields has experienced incidences of AD, and faces the risk of short-term and long-term AD issues, specifically at the St. Ives and Cerro
Corona mines, with immaterial levels of surface AD generation also occurring at other operations. As a result, Gold Fields has investigated technical solutions to manage AD impacts, while updating the relevant regulatory authorities on its progress.
Despite undertaking such measures, it is difficult to estimate the total impact that the AD-related issues may have on the Group, and there can be no assurance that Gold Fields will be successful in preventing or managing long-term potential AD issues at all of its operations.
Gold Fields’ mine closure cost estimate (namely environmental rehabilitation cost provisions) for fiscal 2025 includes aspects of AD management (namely tailings facilities, waste rock dumps, ore stockpiles and other surface infrastructure) that management has been able to reliably estimate. However, there is no guarantee that Gold Fields’ current cost estimate, including the cost of AD treatment and other post-
closure water treatment, reflects all relevant factors and, as such, the actual closure costs may be higher.
The existence of material long-term AD issues at any of Gold Fields’ operations could cause it to fail to comply with its water use licence requirements and could expose Gold Fields to fines, additional operating costs and other liabilities. In certain areas where Gold Fields operates, AD could also cause water scarcity, which could affect the ongoing mining operations and lead to production curtailment and mine closures, any of which could have a material adverse effect on Gold Fields’ business, production, operating results and financial condition.
The failure of a tailings storage facility could result in regulatory penalties, fines and/or sanctions, litigation, additional operational costs and production delays, and could impact Gold Fields’ “social licence to operate”.
Mining companies face inherent risks in operating and managing their tailings storage facilities. Tailings storage facilities are structures designed and managed to contain fine mining waste, known as tailings. Tailings are a by-product of mining, consisting of the processed rock or fine grit left over from separating the commodities of value from the rock within which they occur. However, tailings storage facilities expose Gold Fields to certain risks that could be detrimental to operations, the environment, public health or safety. Tailings storage facilities designed as upstream raised facilities may present a greater risk, particularly in high seasonal rainfall areas and in areas of high seismic activity. When tailings storage facilities fail, the consequences can be catastrophic for communities, local economies and the surrounding environment. In the event of a failure at one of Gold Fields’ tailings storage facilities, the loss of human life and/or extensive property and permanent environmental damage can occur, leading to large unforeseen expenditures as a result of recovering the region, assisting affected people, and through the imposition of penalties, fines and other monetary damages. In addition, such a failure could adversely impact Gold
Fields’ social licence to operate and may damage the Group’s reputation.
Tailings facilities are in a near-constant state of change, from initial construction, during operations and until closure. Gold Fields maintains measures to manage the safety of its tailings storage facilities in accordance with international standards, such as the Global Industry
Standard on Tailings Management (GISTM). In August 2025, Gold Fields achieved a GISTM conformance rating of approximately 95% across its assets, excluding Damang, where full GISTM conformance activities were paused due to the agreed transition of the asset to the
Government of Ghana. In addition, Gold Fields continues to adopt new deposition technologies and conducts routine operational reviews and audits by independent consultants. However, Gold Fields cannot guarantee the effectiveness of its designs, construction quality or regular monitoring throughout its operations or that these measures will prevent the failure of one or more of its tailings storage facilities, that such potential failure will be detected in advance, or that its emergency response will be able to mitigate any potential loss of life or environmental damage. Gold Fields also cannot guarantee that its operating partners maintain similar safety precautions or monitoring systems for their tailings storage facilities.
The failure of a tailings storage facility could lead to multiple legal proceedings and investigations, including securities class actions, criminal proceedings and public civil actions (against the Company and/or individuals) for significant damages. Furthermore, eliminating the
“conventional” practice of storing wet tailings (e.g. by stacking filtered tailings and compacting them) could require the research, development and deployment of new technologies, which could lead to additional large expenditures. As a result of recent or future dam failures, other environmental, health and safety laws and regulations may be forthcoming globally, including in jurisdictions where Gold Field operates, which may ban or curtail the storage of wet tailings or the construction or use of upstream raised tailings storage facilities. In addition, changes in industry standards, laws and regulations may impose more stringent conditions on the licensing process of projects and operations and increase criminal and civil liability for companies, officers and contractors.

22
Due to ageing infrastructure at Gold Fields’ operations, unplanned breakdowns and stoppages may result in production delays, increased costs and industrial incidents.
Once shafts or processing plants approach and reach the end of their planned lifespan and begin operating under extended LOM mineral reserve conditions, additional maintenance, refurbishment, condition monitoring and care are required. The infrastructure in most of Gold
Fields’ operating countries falls into this category, including in South Africa at South Deep which has ageing shafts and winders. In addition, the availability of suitable spare parts and replacement equipment for ageing infrastructure is an increasingly important factor and may become more constrained over time, which can further impact maintenance planning, costs and operational reliability. Although Gold Fields has comprehensive strategies in place to address these issues and is currently undertaking an asset integrity review, incidents resulting in production delays, increased costs, industrial incidents, health and safety risks, or threats to operational continuity may occur. Such incidents may have a material adverse effect on Gold Fields’ business, operating results and financial condition.
The effects of the regional cessation of dewatering may have a material adverse effect on Gold Fields’ South Deep operation.
In 2016, Sibanye Stillwater Limited (formerly Sibanye Gold Limited) announced that it would be closing its Ezulwini (Cooke 4) shaft. As a part of this process, Sibanye-Stillwater filed an application for closure and the cessation of dewatering from the mine with the DMPR. There have been various iterations of Sibanye-Stillwater’s application and objections thereto and, in 2020, the DMPR refused the application for closure and the cessation of dewatering.
Concurrently, in 2019 Sibanye-Stillwater, through its subsidiary, Ezulwini Mining Company (Pty) Ltd, brought an application in a South African court against seven respondents, including South Deep, in relation to the cessation of dewatering from Ezulwini (Cooke 4). After a series of court proceedings, the Supreme Court of Appeal (SCA) confirmed that Ezulwini must continue to operate Ezulwini (Cooke 4) until the DMPR has issued a closure certificate or for such longer period as provided for under section 24R of the National Environmental Management Act,
No. 107 of 1998 (NEMA). Ezulwini was unsuccessful in its application for leave to appeal the decision of the SCA to the Constitutional Court.
Furthermore, in early 2020, Rand Uranium, a subsidiary of Sibanye-Stillwater, submitted a basic environmental assessment process to the
DMPR for the closure of the Cooke 3, 2 and 1 shafts, to which Gold Fields objected. In 2021, the DMPR granted the environmental authorisation to Rand Uranium, which makes provision for the rewatering of the Cooke 3, 2 and 1 shafts. Gold Fields appealed the DMPR’s decision in 2022, and in 2023, the Minister of the DFFE handed down a decision in favour of Gold Fields’ appeal and the environmental authorisation issued to Rand Uranium has been set aside, meaning Rand Uranium will not be able to stop the current activities being performed and may not rewater the mine works. Continuous monitoring of the water plugs is critical, and Rand Uranium and Gold Fields remain in discussions to determine an appropriate resolution. A memorandum of understanding is in place between the parties to assist with the ongoing engagements; however, there can be no assurance that these discussions will lead to a definitive agreement or resolution.
Non-compliance with the decisions of the DMPR and various courts, whether intentional or accidental, may lead to severe consequences since the cessation of pumping and/or the rewatering of Ezulwini (Cooke 4) could result in an increased risk of fluid-induced seismicity to
South Deep posing a risk to the mine’s safety. This, in turn, may have a material adverse effect on Gold Fields’ business, operating results and financial condition.
Legal, regulatory and compliance risks
Gold Fields is subject to various regulatory costs, such as taxes and royalties, and the imposition or modification of such costs, or the amendment, expiration or non-renewal of related stabilisation arrangements, may have a material adverse effect on Gold Fields’ operations and profits.
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
Australia operates a state-based royalty regime, and a federal corporate tax regime. Each of Gold Fields’ Australian mines are in the state of
Western Australia, which imposes a 2.5% royalty on the value of gold produced. Despite previous proposals to raise the royalty rate for gold, the recent budgets of the state of Western Australia, including for 2026, have not provided for an increase in the royalty on gold, maintaining the existing rate of 2.5%. While the state government has signalled that it does not intend to further pursue royalty changes and has not included any provision for an increase to the royalty on gold in the budget forward estimates (which covered the period through to 2028), the risk remains that the government of Western Australia will seek to impose royalty increases in the future.
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

23
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
In December 2024, the new Expropriation Act No. 13 of 2024 (New Expropriation Act) was signed by the South African president. The New
Expropriation Act generally provides for expropriation of land and other forms of property exclusively for public purposes and in the public interest, subject to just and equitable compensation as envisaged in Section 25 of the South African Constitution, allowing for expropriation of land with no compensation under certain limited conditions. See “– Environmental and Regulatory Matters – South Africa – The New
Expropriation Act”.
Any expropriation legislation resulting in the expropriation of land, including in connection with the New Expropriation Act, on which Gold
Fields operates or relies on would disrupt operations, which could have a material adverse effect on Gold Fields’ business, operating results and financial condition.
In Ghana, the ownership of land on which there are mineral deposits is separate from the ownership of the minerals as minerals are the property of the Ghanaian Republic and are vested in the president in trust for the people of Ghana. On 1 January 2017, in line with the development agreements concluded between Gold Fields and the Government of Ghana (Development Agreements), Gold Fields’ royalty rate changed from a flat 5% of revenue to a sliding scale royalty based on the price of gold, starting at a rate of 3% on a gold price below
U.S.$1,300 per ounce up to a rate of 5% on a gold price of at least U.S.$2,300 per ounce, and the corporate tax rate was set at 32.5%. In
December 2025, legislation was introduced under the Minerals and Mining (Royalties) Regulations 2025 to increase the applicable gold royalty rate from a flat rate of 5% to a sliding scale rate of 5-12%. These changes became effective in March 2026, but will not be applicable to
Damang and will not apply to Tarkwa until after April 2027. Following the expiration of Abosso Goldfields Limited’s (Abosso) Development
Agreement on 18 April 2025, Abosso’s royalty and corporate income tax rates are now 5% and 35%, respectively. There can be no guarantee that the existing tax and royalty rates will not increase in the future, or that the Government of Ghana will not materially change the terms of the Development Agreement between itself and Gold Fields Ghana, refuse to extend or renew the agreement, or rescind the agreement altogether. For example, the Government of Ghana has indicated that it wishes to materially amend the Minerals and Mining Act (Act 703), with proposed changes including the abolition of development agreements, among other matters. See “– Gold Fields’ operations across multiple jurisdictions, particularly at Tarkwa in Ghana, face uncertainties related to title, rights, the renewal of mining leases and other interests, which could impose significant costs and burdens, limit or prevent access to certain areas, or prohibit mining activity, which could materially adversely affect Gold Fields’ operations”.
In addition, in March 2023, the Government of Ghana passed the Growth and Sustainability Levy Act 2023 (Act 1095) which imposed a temporary levy of 1% of gross production for the period 2023 to 2025, notwithstanding any provision to the contrary in any agreement or enactment relating to a tax holiday or exemption from direct or indirect tax applicable to a company. Gold Fields and other affected mining companies with development agreements formally objected to paying the levy, but no formal resolution was reached. The Growth and
Sustainability Levy (Amendment) Act, 2025 (Act 1131) was passed in April 2025 and increased the levy from 1% to 3% of gross production for gold mining companies, with an extended sunset date of 2028. Whilst the Government of Ghana passed legislation in March 2026 reducing the levy back to 1% in light of the changes to the gold royalty rates, there can be no assurance that further increases to the levy will not be implemented in the future, or that additional levies will not be imposed.
The Fees and Charges (Miscellaneous Provisions) (Amendment) Regulations, 2025 (L.I. 2512) imposes an annual ground rent on mining concessions of approximately U.S.$239.07 per cadastral unit payable to the Government of Ghana. Under the Ghanaian Minerals and Mining
Act, 2006 (Act 703) (Minerals and Mining Act), the Ghanaian Minister of Lands and Natural Resources (Minister of Lands and Natural
Resources) has the right of pre-emption over all minerals obtained in Ghana and products derived from the refining or treatment of these minerals. On 31 July 2018, the Minister of Lands and Natural Resources informed the Chamber of the Government of Ghana’s intention to exercise its right of pre-emption to acquire up to 30% of all gold mined in Ghana for the benefit of Ghanaian refineries. While the right of pre-emption was not exercised following the 2018 proposal, in February 2026, the Government of Ghana announced the proposed Ghana
Accelerated National Reserve Accumulation Policy which, among other matters, would require the mandatory sale of 20% of production by large scale miners as doré at a discounted price to the Government of Ghana. If implemented, this policy may affect the pricing, revenue realisation and cash flow of large-scale gold producers in Ghana, including Gold Fields.
The Bank of Ghana announced a domestic gold purchase programme to buy refined gold from gold mining companies to shore up its reserves and help stabilise the Ghanaian Cedi, which suffered a steep depreciation in its value in 2022. The Bank of Ghana entered into an agreement with Gold Fields (through an industry initiative with the Chamber), which was later amended, whereby the Bank of Ghana buys a pre-determined amount of gold directly from Gold Fields’ refining company. In 2023, Gold Fields Ghana sold 127,397.62 ounces of gold to the
Bank of Ghana selling 28,444.90 ounces and 98,952.72 ounces of gold coming from Abosso and Gold Fields Ghana, respectively. In 2024,
Gold Fields’ Damang and Tarkwa mines together sold 18,320.51 ounces and 81,825.35 ounces of gold to the Bank of Ghana, respectively. In
2025, Gold Fields agreed to sell 100,000 ounces of gold to the Bank of Ghana, and by year-end, 86,784.37 ounces of gold had been sold, with 69,831.65 ounces coming from Tarkwa and 16,952.72 ounces coming from Damang. See “– Environmental and Regulatory Matters –
Ghana – Mineral Rights”.
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

24
In Peru, the general corporate income tax rate is 29.5% and the dividends income tax rate applicable to non-resident shareholders is 5%. In addition to the corporate income tax, mining companies are required to pay a statutory mining royalty (Regalía Minera), a Special Mining Tax
(Impuesto Especial a la Minería). Mining companies are also required to pay an annual supervisory contribution to the Supervisory Body of
Investment in Energy and Mining (Organismo Supervisor de la Inversion en Energia y Mineria, or the OSINERGMIN), as well as to the
Assessment and Environment Supervising Agency (Organismo de Evaluacion y Fiscalizacion Ambiental, or the OEFA). In addition, a consultation law requires the government to consult with indigenous or native populations on legislative or administrative proposals that may have an impact on their collective rights, including the granting of permits for the development of mining projects. See “– Environmental and
Regulatory Matters – Peru – Mining Royalty and Other Special Mining Taxes and Charges”. The effect of any further changes to the regulatory system in Peru on Gold Fields cannot be predicted at this stage.
In addition to rising taxes and royalties, Gold Fields may from time to time become involved in disputes with taxing authorities. For example, following a routine audit by the Peruvian tax authority (SUNAT) of Gold Fields' 2021 income tax return, SUNAT issued a determination resolution and a penalty resolution alleging an improper refund in respect of a hedge loss of PEN 180 million (U.S.$14 million) and certain incorrect payments to workers relating to judicial and loan retentions. SUNAT has assessed an aggregate amount of U.S.$38 million, including interest to July 2025. In July 2025, Gold Fields appealed the resolutions to the Peruvian Tax Court, which may take up to a year to issue a decision. In the event of an unfavourable ruling, Gold Fields would be required to pay the full assessed amount in order to pursue a further appeal before a judicial court. Gold Fields has in parallel initiated a constitutional protection annulment of the penalty; however, there can be no assurance as to the outcome of these proceedings. In addition, Gold Fields is currently in a dispute with the Canadian Revenue Agency in relation to U.S.$69.7 million (C$100.3 million) of withholding tax that was deducted from the payment by Yamana Gold (Yamana) of its
U.S.$300 million termination fee in connection with the termination of its arrangement agreement with Gold Fields in 2022. While Gold Fields vigorously pursued recovery of this withholding tax from the Canadian Revenue Agency (CRA), the agency ultimately denied the Company’s refund application in January 2023. Gold Fields filed a notice of appeal with the Tax Court of Canada in March 2024, which the Canadian
Department of Justice dismissed in June 2024. Following discovery hearings in April 2025 and the submission of additional evidence, the matter has now been scheduled for trial in the first quarter of 2027. The CRA and Gold Fields may continue to pursue settlement prior to trial.
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
To secure the ground for a longer term and to undertake mining activities, exploration licences must be converted to a mining lease. The
Western Australia Mining Act requires that an application for a mining lease be supported by either a mining development and closure proposal, a mineralisation report or a resource report, which must be prepared and submitted in accordance with guidance published by the Department of Mines, Petroleum and Exploration (DMPE). Failure to provide the proper supporting documentation for a mining lease application may result in the application being refused by the Minister for Mines. For further information, see “– Environmental and Regulatory
Matters – Australia”.
A mining lease remains in force for a period of 21 years and may be renewed for successive periods of 21 years with the tenement holder entitled to the first renewal as of right and subsequent renewals at the discretion of the Minister for Mines. In December 2024, the DMPE
made available guidelines regarding the matters that will be taken into account by the Minister for Mines when considering granting a second or subsequent renewal. Applicants are also encouraged to supply a statement justifying why the second or subsequent renewal should be granted.
Some of Gold Fields' mining leases in Australia are approaching a second renewal, starting from 2025, with the first round of applications currently in progress. This renewal is contingent upon the discretion of the Minister for Mines. If the Minister for Mines decides against granting the second or subsequent renewal, the mining lease could be forfeited.
Additionally, where an application for a mining lease (or an application for a second or subsequent renewal of a mining lease) is made within an area that is the subject of a native title claim or determination, Gold Fields will be required to negotiate with that native title group to secure consent to the grant of the tenement unless Gold Fields has an existing agreement in place with that native title group, under which they have given their consent to the grant of any such applications. Such negotiations can be costly and require significant amounts of time, and there is ultimately no certainty that agreement will be reached. Failure to secure such agreement and consent may result in the Minister for Mines refusing the mining lease application or renewal. See “– Gold Fields’ operations across multiple jurisdictions, particularly at Tarkwa in Ghana, face uncertainties related to title, rights, the renewal of mining leases and other interests, which could impose significant costs and burdens, limit or prevent access to certain areas, or prohibit mining activity, which could materially adversely affect Gold Fields’ operations”.

25
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
The MPRDA is the primary legislation regulating the mining industry in South Africa. It requires, among other things, that mining companies submit social and labour plans, which set out their commitments relating to human resource development, labour planning and socio-
economic development planning to the DMPR. The 2025 to 2029 SLP has been provisionally approved by the DMPR, subject to publishing the required documents in two official local languages and submitting copies to the DMPR. There is uncertainty how the MPRDA will be applied and interpreted in the future, and what changes, if any, Gold Fields will be required to make in order to comply with this legislation to avoid its mining rights being cancelled or suspended. Mining rights are linked to compliance with various empowerment obligations, including the Broad-Based Socio-Economic Empowerment Charter for the South African Mining and Minerals Industry, 2018 (2018 Mining Charter),
which was published and became effective in September 2018. Although the 2018 Mining Charter was intended to bring about legal certainty to the industry, it was widely considered not to have done so.
In 2021, the High Court of South Africa held that the 2018 Mining Charter was intended to be an instrument of policy and has set aside certain of its provisions. The judgement also confirmed the “once empowered, always empowered” principal, and that the HDSA ownership status of existing mining right holders, which wish to renew their rights, must automatically be recognised by the DMPR.
The DMPR has instead indicated that it intends to drive transformation in the mining sector by enforcing the terms of existing mining rights while it works to amend the MPRDA. Although the sanction provisions for non-compliance are now no longer applicable, Gold Fields may nonetheless incur expenses related to compliance with the 2018 Mining Charter and is likely in the future to be subject to new or expanded requirements pursuant to amendments to be made to the MPRDA in terms of the draft MPRDA Bill published by the DMPR in May 2025.
See “– Environmental and Regulatory Matters – South Africa – Mineral Rights”.
Ghana
Abosso holds the main mining lease in respect of the Damang mine, which was granted in 1995 and expired on 18 April 2025. After the initial refusal by the Government of Ghana of Abosso’s application to extend the Damang main mining lease in March 2025, the Damang lease was renewed for one year to 18 April 2026. Abosso also holds the mining lease in respect of the Lima South pit that expired in 2017 and was extended in 2019 for a ten-year period by the Minister of Lands and Natural Resources on the recommendation of the Ghanaian Minerals
Commission (the Minerals Commission). The Lima South mining lease will be surrendered to the Government of Ghana upon the expiration of the Damang mining lease. Gold Fields Ghana has six major mining leases in respect of its mining operations at Tarkwa. There are five mining leases under the Tarkwa property lease, all of which are valid until April 2027, and one mining lease under the Teberebie property lease, which is valid until 2043. An application was submitted in November 2025 to the Minerals Commission for the extension of the mining leases which expire in 2027.
In late 2025, the Minerals Commission announced that it would conduct audits of large-scale mining companies in Ghana, including
Gold Fields, which are expected to review compliance over a ten-year period with the terms of granted mining leases and any applicable development agreements. While the scope and timing of these audits have not yet been clarified, there can be no assurance that compliance matters will not be identified. Any findings of non-compliance could result in material fines, and could adversely affect the renewal of the
Group’s mining leases.
There can be no assurance that the Tarkwa leases will be renewed on the same or similar terms, or renewed at all. Failure to secure the renewal of these leases, or securing renewals on less favourable terms than those currently in place, including with respect to lease term, fiscal conditions, or the free carried interest of the Government of Ghana, would have a material adverse effect on Gold Fields’ business, operating results and financial condition. See “– Environmental and Regulatory Matters – Ghana – Mineral Rights”.
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
See “– Economic, political or social instability in the countries or regions where Gold Fields operates may have a material adverse effect on
Gold Fields’ operations and profits”.
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
An actual or alleged breach or breaches of law or applicable governance processes, or fraud, bribery, corruption, money-laundering or a sanctions breach may lead to public and private censure, regulatory penalties, fines and/or sanctions and loss of licences or permits, may impact negatively upon Gold Fields’ empowerment status in South Africa, and may damage Gold Fields’ reputation.
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

26
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
Further, “equal job equal pay” laws in Australia now empower the Fair Work Commission (FWC) to issue regulated labour hire arrangement orders (RLHAOs). These orders may mandate that labour hire employees receive compensation at the same rate as Gold Fields employees performing equivalent work under an enterprise agreement. No application for an RLHAO has been made in respect of Gold Fields to date, although Gold Fields does use labour hire employees and is considering the potential impact if any such application is made in the future, including a potentially significant increase in employment costs. These reforms may affect productivity and increase Gold Fields’ labour costs in Australia.
In South Africa, labour unrest has previously resulted in more frequent industrial disputes and extended negotiations that have negatively affected South Africa’s sovereign debt rating and subsequently the credit ratings of a number of the country’s leading mining companies, including Gold Fields. There can be no guarantee that future negotiations, including the wage negotiations planned for 2026, will not be accompanied by further strikes, work stoppages or other disruptions, particularly when such negotiations are conducted in an elevated gold price environment.
Furthermore, guidelines and targets have been provided to facilitate compliance with the open-ended broad- based socio-economic empowerment requirements set out in the MPRDA and other legislation and policies. See “– Gold Fields’ mineral rights are subject to legislation, which could impose significant costs and burdens, certain ownership requirements and possible penalties or forfeiture for non-compliance, the interpretation of which could be the subject of dispute”. The ongoing implementation of these requirements may be contentious.
Gold Fields’ direct employees in Ghana are currently not unionised. However, approximately 40% of Abosso’s direct junior staff employees have joined the Ghana Mine Workers Union, and approximately 36% of Gold Fields’ contractors in Ghana are unionised. A proportion of Gold
Fields’ mining contractors are unionised, and participated in a “go-slow” at the Tarkwa mine in December 2025 during a wage negotiation process. There is no guarantee that similar actions will not be taken in the future.
In Chile, the mining industry has the highest level of unionisation relative to other sectors. At the Salares Norte operation, a new labour agreement was signed in 2023 which updated the conditions and benefits at the site until July 2025. Gold Fields and its union initiated an early collective bargaining process in the first half of 2025, which resulted in a successful three-year agreement that began to run from
March 2025.
In Peru, Gold Fields’ operations recently have been, and may in the future be, impacted by increased trade union activities, often resulting from restructurings, and new labour laws. Negotiations with unions commenced in June 2025 at Cerro Corona, and a three-year deal labour agreement was reached which will extend to fiscal 2028.
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

27
Gold Fields’ financial flexibility could be materially constrained by South African exchange control regulations.
South Africa’s exchange control regulations (the Exchange Control Regulations) restrict the export of capital from South Africa, the Republic of Namibia, and the Kingdoms of Lesotho and Eswatini, known collectively as the Common Monetary Area (the CMA). Transactions between
South African residents (including companies) and non-residents of the CMA are subject to exchange controls administered by the Financial
Surveillance Department of the South African Reserve Bank (SARB). While South African exchange controls have been relaxed in certain respects in recent years, South African companies remain subject to restrictions on their ability to deploy capital outside of the CMA. As a result, Gold Fields’ ability to raise and deploy capital outside the CMA is restricted. These restrictions could hinder Gold Fields’ financial and strategic flexibility, particularly its ability to fund acquisitions, capital expenditures and exploration projects outside South Africa. See “–
Environmental and Regulatory Matters – South Africa – Exchange Controls”.
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
Gold Fields may not pay dividends or make similar payments to its shareholders in the future in accordance with its shareholder returns policy or at all, and any dividend payment may be subject to withholding tax.
Gold Fields’ dividend policy targets a base dividend of 35% of free cash flow before discretionary growth investments and contemplates potential additional returns to shareholders, which may comprise share buybacks and/or special dividends. Gold Fields pays cash dividends only if funds are available for that purpose. Whether funds are available depends on a variety of factors, including the amount of cash available and Gold Fields’ capital expenditures (on both existing infrastructure, new projects, exploration and growth opportunities) and other cash requirements existing at the time. Under South African law, Gold Fields will be entitled to pay a dividend or similar payment to its shareholders only if it meets the solvency and liquidity tests set out in the Companies Act No. 71 of 2008 and Gold Fields’ Memorandum of
Incorporation. Given these factors and the Board of Directors’ discretion to declare cash dividends or other similar payments, dividends may not be paid in the future. A 20% withholding tax is applicable on dividends declared by South African resident companies to non-resident shareholders or non-resident ADS holders. The 20% withholding tax can, however, be reduced under the provisions of an applicable bilateral tax treaty. Any relief under an applicable double taxation treaty may be subject to the application of the Multilateral Convention to implement
Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting (where appropriate), provided the conditions to availing of the benefits are met. See “– Additional Information – Taxation – Certain South African Tax Considerations – Tax on Dividends”.
Gold Fields’ non-South African shareholders face additional investment risk from currency exchange rate fluctuations since any dividends will be paid in Rand.
Dividends or distributions with respect to Gold Fields’ ordinary shares have historically been paid in Rand. The U.S. dollar or other currency equivalent of future dividends or distributions with respect to Gold Fields’ ordinary shares, if any, will be adversely affected by potential future reductions in the value of the Rand against the U.S. dollar or other currencies. While South African exchange controls have been relaxed in recent years, in the future, it is possible that there will be further changes in South African exchange control regulations, such that dividends paid out of trading profits will not be freely transferable outside South Africa to shareholders who are not residents of the CMA. See “–
Additional Information – South African Exchange Control Limitations Affecting Security Holders”.

28
Information on the Company
Organisational Structure(1),(2)
Gold Fields is a holding company with its significant ownership interests organised as set forth below.
Notes:
(1)As of 30 March 2026, unless otherwise stated, all subsidiaries in this organisational chart are, directly or indirectly, wholly owned by Gold Fields.
(2)Not all other subsidiaries and investments are wholly owned.

29
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
Summary Disclosure of Mining Operations Pursuant to Item 1303 of Regulation S-K under the Securities Act
Overview
Gold Fields has nine operating mines located in Australia, South Africa, Ghana, Chile and Peru, as well as a non-operational project in Canada,
Windfall, which is a gold development stage property in the Abitibi greenstone belt, Québec, Canada. Gold Fields conducts underground and open pit mining operations at St. Ives, underground-only operations at Granny Smith, Agnew and South Deep and open pit mining at Gruyere,
Tarkwa, Damang and Salares Norte. Windfall is expected to be underground only. Cerro Corona is currently not conducting active open pit mining activities and is processing surface ore stockpile material only, while some tailings material is processed at South Deep to assist with the supply of backfill material for underground placement and stope support. Material processed intermittently, and as prescribed by a processing schedule, from production stockpiles occurs at Gruyere, Granny Smith, St. Ives, Agnew, Tarkwa, Damang and Salares Norte.
Salares Norte has created a large surface stockpile that will be processed as required. Damang will revert to 0% attributable ownership in
April 2026 when it is handed back to the Government of Ghana in accordance with the terms of the agreement reached in April 2025.
The following graphic sets out the geographical distribution of Gold Fields’ mining properties.
For a summary of Gold Fields’ Measured, Indicated and Inferred Mineral Resources point of reference in situ by commodity and geographic area, as determined by a Qualified Person as of 31 December 2025, see “– Summary of Mineral Resources and Mineral Reserves – Mineral
Resources of Gold Fields as at 31 December 2025 – Attributable Mineral Resources exclusive of Mineral Reserves as at 31 December 2025”.
For a summary of Gold Fields’ Proven, Probable and total Mineral Reserves by commodity and geographic area, as determined by a Qualified
Person as of 31 December 2025, with the point of reference being the Run of Mine (ROM), see “– Summary of Mineral Resources and Mineral
Reserves – Mineral Reserves of Gold Fields as at 31 December 2025 – Attributable Mineral Reserves as at 31 December 2025”.
The following table sets out the aggregate production of Gold Fields’ mining operations for the years ended 31 December 2025, 2024 and
2023. All production numbers are presented as attributable.

	Year ended 31 December
	2025	2024	2023

Gold production (koz)	2,342	1,985	2,304
Copper production (kt)	23	22	27
Silver production (koz)	2,360	145	—

30
The following table sets out an overview of Gold Fields’ operative mining areas, as of 31 December 2025.

	Size (hectares)	Attributable ownership	Operator	Stage	Mine type	Commodity	Mineralisation style	Processing plants or other facilities

Australia
Gruyere(1)	375,862	100%	Gold Fields	Production	Open pit and stockpile	Gold	Archaean shear hosted orogenic	Mill/CIL
Granny Smith	68,240	100%	Gold Fields	Production	Underground	Gold	Archaean shear hosted orogenic	Mill/leach/CIP
St. Ives	154,837	100%	Gold Fields	Production	Underground, open pit and stockpile	Gold	Archaean shear hosted orogenic	Mill/leach/CIP
Agnew	71,446	100%	Gold Fields	Production	Underground	Gold	Archaean shear hosted orogenic	Mill/leach/CIP
South Africa
South Deep(2)	4,268	90.181%	Gold Fields	Production	Underground and stockpile	Gold	Paleoplacer	Mill/leach/CIP
Ghana
Damang(3)	24,265	90%	Gold Fields	Production	Open pit and stockpile	Gold	Hydrothermal	Mill/CIL
Tarkwa	20,825	90%	Gold Fields	Production	Open pit and stockpile	Gold	Paleoplacer	Mill/CIL
Chile
Salares Norte	94,100	100%	Gold Fields	Production	Open pit and stockpile	Gold; Silver	Epithermal	Mill/leach/ Merrill Crowe /CIP
Peru
Cerro Corona	6,209	99.53%	Gold Fields	Production	Open pit and stockpile	Gold; Copper	Porphry	Mill/float/ concentrate sales
Canada
Windfall(4)	14,300	100%	Gold Fields	Development (EIA and mining licence required)	Underground	Gold; Silver	Intrusion related	Not yet constructed
Notes:
(1)Gold Fields acquired 100% of Gruyere from Gold Road Resources on 25 September 2025, following which Gold Fields’ Attributable Ownership became 100%.
(2)South Deep has a variable Attributable Ownership year on year.
(3)Following the handover of the Damang mine to the Government of Ghana on 18 April 2026, Gold Fields’ Attributable Ownership in the mine will become 0%.
(4)Acquired 50% partnership stake in the Windfall project in May 2023. On 25 October 2024, Gold Fields completed the transaction to acquire Osisko, and consolidated 100% ownership of the Windfall project. Gold Fields will need to procure an EIA approval and a mining licence to proceed with development.

31
Gold Fields leases its corporate headquarters in Sandton, Johannesburg, South Africa.
In Western Australia, land that is the subject of mining rights is leased from the state. West Australian mining leases have an initial term of
21 years with one automatic 21-year renewal period and, thereafter, an indefinite number of 21-year renewals with ministerial approval.
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
In addition, the landowner is only entitled to compensation from the original mining licence grantee for the loss or damage from the mining right holder for the use of the land for mining operations conducted in terms of the MPRDA. In May 2010, the DMPR approved the conversion of the South Deep old order mining right into a new order mining right. No right to landowner compensation arises on conversion of old order mining rights to new order mining rights. Included in this approval was an additional area called Uncle Harry’s which is contiguous to South
Deep. The durations of the South Deep and Uncle Harry’s mining rights are both 30 years, with a reasonable expectation of right of renewal.
Gold Fields holds freehold title to almost all of its mining right in respect of its South African South Deep mining operation, and where it does not own such surface property, it conducts surface operations in accordance with applicable mining and property laws. See “– Risk Factors –
Gold Fields’ mineral rights are subject to legislation, which could impose significant costs and burdens, certain ownership requirements and possible penalties or forfeiture for non-compliance the interpretation of which could be the subject of dispute – South Africa”.
Gold Fields’ Ghana operations comprise two legally registered entities, Damang mine (Abosso) and Tarkwa mine (Gold Fields Ghana). Abosso holds the right to mine at the Damang property under the Damang and Lima South mining leases from the Government of Ghana. The
Damang mine, owned and operated by Abosso Goldfields Limited (Abosso) and located in the Damang-Huni Valley in the Western Region of
Ghana, has been operational since 1995. Abosso’s mining lease 1409/96 was extended for one year following its expiry on 19 April 2025. The extended mining lease is due to expire on 18 April 2026. Gold Fields has given notice to three Ghanaian agencies that, effective 18 April
2026, Abosso will hand over all operational responsibilities, assets, and related documentation to the Government of Ghana in accordance with the extended mining lease. Notices of the hand back have been sent to the Chief Executive Officer Minerals Commission Accra, the
Acting Executive Secretary of the Water Resources Commission, and the Chief Executive Officer of the Environmental Protection Authority.
Gold Fields Ghana obtained the mining rights for the Tarkwa property from the government of Ghana in 1993. In August 2000, with the consent of the government of Ghana, Gold Fields Ghana was assigned the mining rights for the northern portion of the Teberebie property.
The Tarkwa rights expire in April 2027 and the Minister of Lands and Natural Resources has approved the extension of the Teberebie Leases to 2043. While Gold Fields reasonably expects that the Tarkwa leases can be extended in accordance with applicable law to extract planned and future defined Mineral Reserves as its operations are materially compliant with the relevant legislative requirements, there can be no assurance that such leases will be renewed on the same or similar terms, or renewed at all. See “– Risk Factors—Gold Fields’ mineral rights are subject to legislation, which could impose significant costs and burdens, certain ownership requirements and possible penalties or forfeiture for non-compliance the interpretation of which could be the subject of dispute—South Africa”. Damang did not disclose Mineral
Reserves in 2024 or 2025 due to an unfavourable economic assessment.
Gold Fields may respectively exploit all surface and underground gold at all its sites until the rights expire, provided that Gold Fields pays the government of Ghana a quarterly royalty. In December 2025, legislation was introduced under the Minerals and Mining (Royalties)
Regulations 2025 to increase the applicable gold royalty rate from the prior flat rate of 5% to a sliding scale rate of 5-12%. These amendments became effective in March 2026, but do not apply to the Damang rate and will not apply to the Tarkwa mine until after April 2027. See “–
Environmental and Regulatory Matters – Ghana – Mineral Rights”.
In Chile, the Salares Norte mine has all necessary permits in place. The environmental permit requires the protection and relocation of the endangered short-tailed chinchilla. The Relocation Plan commenced during October 2020, with the capture and relocation of four chinchillas, two of which were relocated successfully. In late 2023, the environmental regulator (SMA) subsequently approved an updated compliance programme. The rescue and relocation activities recommenced in the first quarter of 2024. In May 2024, Salares Norte received a directive
(MUT) from the SMA, requesting additional information and ordering a temporary suspension of the dismantling of Rocky Area No 3. The MUT was extended, and capture and relocation activities recommenced at Rocky Area No 3 in October 2024, with Rocky Area No 3 dismantled in
January 2025. Chinchilla capture and relocation at Rocky Area No 5 started in February 2025 and the rockery was dismantled in April 2025.
Following the winter break, chinchilla capture and relocation restarted in October 2025 at Rocky Area No 8 and the rockery was dismantled in
December 2025. Chinchilla capture and relocation started at Rocky Area No 10A in February 2026 and remains ongoing.
The compliance programme establishes 35 measures that must be periodically reported to the SMA. In the event of any serious incident during the execution of the compliance programme, the relocation activities will be required to be stopped. The SMA will determine whether to allow the resumption of activities or to suspend them and reactivate the sanctioning process. In the latter case, Gold Fields is exposed to the imposition of fines and may potentially have to suspend mining activities in the areas close to the remaining rocky areas. Gold Fields has now executed multiple capture and relocation campaigns, with 12 chinchillas successfully relocated and released, though four are known to have been predated subsequent to their release.
In Peru, exploration and extraction activities can only be performed in duly authorised areas. Authorisation is granted by the Peruvian government when a mining concession is issued. Mining concessions expire if the titleholder does not exploit the concessions for a period of
15 years, unless the titleholder demonstrates to the authorities that this was through no fault of its own, in which case the authorities may allow the titleholder to begin to exploit the concession within the next five years that follow. The titleholder must comply with specific obligations, such as paying annual fees of U.S.$3.00 per hectare, meeting minimum investment requirements, paying a monthly royalty according to the value of the produced concentrates and other requirements. See “– Environmental and Regulatory Matters – Peru –
Concessions – Mining Concessions”.
In Peru, the Cerro Corona Mineral Resource exclusive of Mineral Reserves is not disclosed due to the lack of a reasonable prospect of extraction for in situ Measured and Indicated and Inferred due to the sterilisation of Mineral Resources due to in-pit tailings. The Mineral
Reserve consists of stockpile material only.
In Canada, the Windfall project mining leases are extraction (production) mining titles that give holders the exclusive right to mine minerals
(other than surface minerals, petroleum, natural gas, and brine). A mining lease is granted to the holder of one or several claims upon proof of the existence of indicators of a workable deposit in the area covered by such claims and compliance with other requirements prescribed by the Mining Act. A mining lease has an initial term of 20 years but may be renewed for three additional 10-year periods. Under certain conditions, a mining lease may be renewed beyond the three statutory renewal periods. On 25 October 2024, Gold Fields completed the acquisition of Osisko, consolidating ownership of the Windfall project which is currently operating under a bulk sample permit. The environmental and social assessment of the Windfall project is still ongoing. Once the EIA is approved, a mining lease can be awarded. Gold
Fields filed a mining lease request for the Windfall project in 2026.

32
Non-Core Investments
Over the years, Gold Fields has acquired strategic interests in several smaller mining companies, including in Australia, Canada, Chile, Peru and Suriname. As at 31 December 2025, Gold Fields held minority shareholdings in Great Southern Mining Ltd., Yandal Resources Limited,
Generation Mining, Killi Resources, Lefroy Exploration Ltd., Hamelin Gold Ltd., Lunnon Metals Ltd., Vior Gold Corporation Inc., Amarc
Resources, Osisko Metals, Onyx Gold Corporation, Torq Resources Inc., Tesoro Gold Limited, Founders Metals Inc., Chakana Copper Corp.,
Mineral Resources Limited, and others (together, the Non-Core Investments). Gold Fields also acquired strategic interests during the Canadian
Osisko consolidation.
The following graphics set out the geographical distribution of the Non-Core Investments. Mineral Resources Limited is a diversified miner and service provider with operations, offices and activities across Western Australia and the Northern Territory. Given the size of its geographic spread, the graphic below provides an indication only of its corporate office.
Figure 1. Australia; Great Southern Mining
Figure 2. Australia; Hamelin Gold, Killi Resources, Yandal Resources, Lefroy Exploration, Lunnon Metals and Mineral Resources Limited.
Mineral Resources Limited is a diversified miner and service provider with operations, offices and activities across Western Australia and the Northern Territory. Due to the number of these, only the location of the corporate office is indicated.

33
Figure 3. Canada; Generation Mining, Onyx Gold, Vior Gold Corporation
Inc. and Osisko Metals
Figure 4. Suriname; Founders Metals
Figure 5. Canada; Amarc Resources
Figure 6. Peru and Chile; Chakana Copper, Torque Resources and Tesoro
Gold

34
The following table sets out an overview of the Non-Core Investments.

	Primary project	Commodity	Location	Ownership Type	Size (hectares)	Stage	Mine Type and Mineralisation Styles

Great Southern Mining	Edinburgh Park	Gold	Australia	Shareholding in listed company and Joint Venture	177,400	Exploration	Epithermal, Intrusion Related Gold
Killi Resources	West Tanami	Gold	Australia	Shareholding in listed company and Joint Venture	151,659	Exploration	Orogenic
Lefroy Exploration	Lefroy Gold	Gold	Australia	Shareholding in listed company and Joint Venture	64,500	Exploration	Orogenic
Hamelin Gold	West Tanami	Gold	Australia	Shareholding in listed company	248,900	Exploration	Orogenic
Lunnon Metals	Foster, Fisher	Nickel	Australia	Shareholding in listed company	4,700	Exploration	Target underground, Nickel sulphide
Mineral Resources Limited	Multiple projects; Diversified miner and service provider	Lithium, Iron Ore, Energy, Mining Services, Engineering and Construction	Australia	Shareholding in listed company	Minor shareholding with no access to this information	Production	Diversified miner and service provider; Multiple projects and mineralisation styles
Yandal Resources Limited	Ironstone Well-Barwidgee, Mt McClure	Gold	Australia	Shareholding in listed company	Minor shareholding with no access to this information	Exploration	Orogenic
Generation Mining	Marathon	Palladium, Copper	Canada	Shareholding in listed company	26,000	Development	Magmatic sulfide
Osisko Metals	Gaspé Copper	Copper	Canada	Shareholding in listed company	Minor shareholding with no access to this information	Exploration	Porphyry
Onyx Gold Corp.	Timmins	Gold	Canada	Shareholding in listed company	Minor shareholding with no access to this information	Exploration	Orogenic
Vior Gold Corporation Inc.	Belleterre Gold	Gold	Canada	Shareholding in listed company	67,000	Exploration	Orogenic
Amarc Resources	Multiple non-production projects	Copper, Gold	Canada	Shareholding in listed company	Minor shareholding with no access to this information	Exploration	Porphyry
Torq Resources	Andrea	Copper	Chile	Shareholding in listed company	1,200	Exploration	Target open pit, Porphyry and Epithermal
	Margarita	Gold, Copper	Chile		1,445	Exploration	Target open pit, IOCG and Porphyry
	Santa Cecilia	Gold, Copper	Chile		3,239	Exploration	Porphyry and Epithermal
Tesoro Gold	El Zorro	Gold	Chile	Shareholding in listed company	72,249	Exploration	Target open pit, Intrusion Related Gold
Founders Metals Inc.	Antino	Gold	Suriname	Shareholding in listed company	Minor shareholding with no access to this information	Exploration	Orogenic
Chakana Copper	Soledad	Gold, Copper	Peru	Shareholding in listed company	4,203	Exploration	Porphyry

35
As at 31 December 2025, the total market value of the Non-Core Investments was U.S.$157.3 million. The following table sets out the value and Gold Fields’ interest in each Non-Core Investment.

	Interest	Market Value of Shareholding
Investment	(%)	(U.S.$ millions)

Lunnon Metals Limited	30.2	15.3
Great Southern Mining	4.7	1.2
Generation Mining	3.2	5.1
Killi Resources	10.9	0.5
Lefroy Exploration	8.8	4.2
Hamelin Gold	17.8	1.6
Yandal Resources Limited	14.9	9.1
Vior Mining Exploration	20.0	7.3
Amarc Resources	2.7	5.9
Onyx Gold Corp	9.9	9.3
Osisko Metals	1.6	6.1
Torq Resources	11.1	1.4
Tesoro Gold	12.9	20.1
Chakana Copper	10.3	0.5
Mineral Resources Limited	0.3	23.8
Founders Metals Inc.	10.5	39.1
Others(1)	—	12.9
Total	—	157.3
Note:
(1)Represents de minimis investments in various entities with a value of less than 1% of total interest.
Summary of Mineral Resources and Mineral Reserves
Mineral Reserves of Gold Fields as at 31 December 2025
Methodology
Mineral Reserves are divided into categories of Proven and Probable and are expressed in terms of tonnes to be processed at mill feed head grades on the ROM, allowing for application of cut-off grades, estimated mining dilution, ore loss, mining recovery and other modifying factors.
All of Gold Fields’ operations disclose Mineral Reserves using cut-off grades or net smelter return (NSR) cut-offs, in the case of gold/copper or gold/silver deposits. Cut-off grade is the grade that distinguishes the economic material within an ore body that is to be extracted and treated from the remaining material. Cut-off grade is typically estimated using an appropriate metal price plus the development, stoping, processing, general and administration and sustaining capital costs to derive a total cost per tonne. NSR cut-off is the net revenue (total revenue less production costs) that the owner of a mining property receives from the sale of the mine’s metal products. Costs include transportation and refining costs. Modifying factors applied in estimating Mineral Reserves are primarily based on historical empirical information, but commonly incorporate adjustments for planned operational improvements. Tonnage and grade may include some mineralisation below the selected cut-off grade to ensure that the Mineral Reserve comprises blocks of adequate size and continuity to facilitate practical mining (dilution) but is limited in extent and typically less than 10% and the entire mining block would still be above cut-off contribution by metal. Mineral Reserves also take into account operating cost levels as well as necessary capital and sustaining capital provisions required at each operation and are supported by detailed engineered LOM Mineral Reserve plans.
Attributable Mineral Reserves as at 31 December 2025
As at 31 December 2025, Gold Fields had aggregate attributable Proven and Probable Mineral Reserves of approximately 48.3 million ounces of gold, 193.1 million pounds of copper and 43.2 million ounces of silver. The point of reference for the Mineral Reserve is on the Run of
Mine (ROM).

36

	Attributable Gold Mineral Reserves Statement as at 31 December 2025(1)
	Proven Mineral Reserves			Probable Mineral Reserves			Total Mineral Reserves
	Tonnes	Grade	Gold	Tonnes	Grade	Gold	Tonnes	Grade	Gold	Attributable gold production in fiscal 2025(2)(3) Gold
	(million)	(g/t)	(M oz)	(million)	(g/t)	(M oz)	(million)	(g/t)	(M oz)	(M oz)

Australia	24	1.7	1.3	114	2.5	9.3	138	2.4	10.6	1.1
South Africa(4)	8	5.6	1.5	166	4.9	26.1	174	4.9	27.6	0.3
Ghana(5)	45	1.2	1.7	171	0.9	4.9	216	1.0	6.6	0.5
Tarkwa	45	1.2	1.7	171	0.9	4.9	216	1.0	6.6	0.4
Chile	—	—	—	20	4.9	3.1	20	4.9	3.1	0.4
Peru	30	0.4	0.4	—	—	—	30	0.4	0.4	0.1
Canada(6)	—	—	—	—	—	—	—	—	—	—
Total	108	1.4	4.9	471	2.9	43.4	578	2.6	48.3	2.3

Notes:
(1)	(a)
Disclosed as mill delivered metric tonnes and ROM grades, inclusive of all mining dilutions and mining losses, except mill recovery. Metallurgical recovery factors have not been applied to the Reserve figures.

(b) Mining dilution relates to planned and unplanned waste and/or low-grade material being mined and delivered to the mill on the ROM.
(c)
For the Australian operations, Mineral Reserve figures are based on a gold price of A$2,950 per ounce at an exchange rate of A$1.47 per U.S.$1.00 or A$:U.S.$0.68. Open pit
Mineral Reserves at the Australian operations are based on optimised pits and the underground operations on appropriate mine design and extraction schedules. At South Deep, a gold price of R1,157,425 per kilogram at an exchange rate of R18.00 per U.S.$1.00 was used. For the Ghana operations, Mineral Reserve figures are based on an optimised pit at a gold price of U.S.$2,000 per ounce. For the Chilean operations, Mineral Reserve used a gold price of U.S.$2,000 per ounce and silver price of U.S.$20.00 per ounce. The
Cerro Corona (Peru) gold and silver Mineral Reserves are for stockpiles only and are based on a gold price of U.S.$2,000 per ounce and a copper price of U.S.$3.50 per pound.
Due to the nature of the deposit and the importance of net smelter returns, the gold and copper prices need to be considered together.

(d) Totals may not sum due to rounding. Where this occurs, it is not deemed significant.
(2)	Attributable gold produced after metallurgical recovery.
(3)	South Deep attributable gold production is based on LOM ownership share due to step-up of minority interest over time.
(4)
In line with other international operations, all South Deep Mineral Reserves are classed as above infrastructure, as the Mineral Reserves will be accessed by means of ongoing declines from current infrastructure.

(5)	Damang in Ghana has no disclosed Mineral Reserves at this time.
(6)	Windfall in Canada has no disclosed Mineral Reserves at this time.
The following table sets forth the Proven and Probable Copper Mineral Reserves of the Cerro Corona mine as at 31 December 2025, with the point of reference being the ROM, that are attributable to Gold Fields:

	Attributable Copper Mineral Reserve Statement as at 31 December 2025(1)
	Proven Mineral Reserves			Probable Mineral Reserves			Total Mineral Reserves
	Tonnes	Grade	Cu	Tonnes	Grade	Cu	Tonnes	Grade	Cu	Attributable copper production in fiscal 2025(2)
	(million)	(%)	(M lb)	(million)	(%)	(M lb)	(million)	(%)	(M lb)	(M lb)

Peru
Cerro Corona	29.8	0.29	193.1	—	—	—	29.8	0.29	193.1	50.2
Total	29.8	0.29	193.1	—	—	—	29.8	0.29	193.1	50.2

Notes:
(1)	(a)
Disclosed as mill delivered metric tonnes and ROM grades, inclusive of all mining dilutions and mining losses except mill recovery. Metallurgical recovery factors have not been applied to the Mineral Reserve figures.

(b)
The Cerro Corona (Peru) gold and copper Mineral Reserves are for stockpiles Mineral Reserves only and are based on a gold price of U.S.$2,000 per ounce and a copper price of U.S.$3.50 per pound. Due to the nature of the deposit and the importance of net smelter returns, the gold and copper prices need to be considered together. The open pit mining at Cerro Corona is complete.

	(c)	Totals may not sum due to rounding. Where this occurs, it is not deemed significant.
(2)	Attributable copper production after process recovery.

37
The following table sets forth the Proven and Probable Silver Mineral Reserves as at 31 December 2025 that are attributable to Gold Fields.
The point of reference for the Mineral Reserve is on the ROM:

	Attributable Silver Mineral Reserve Statement as at 31 December 2025(1)
	Proven Mineral Reserves			Probable Mineral Reserves			Total Mineral Reserves
	Tonnes	Grade	Silver	Tonnes	Grade	Silver	Tonnes	Grades	Silver	Attributable silver production in fiscal 2025(2)
	(million)	(g/t)	(M oz)	(million)	(g/t)	(M oz)	(million)	(g/t)	(M oz)	(M oz)

Chile	—	—	—	20.0	67.2	43.2	20.0	67.1	43.2	2.4
Salares Norte	—	—	—	20.0	67.2	43.2	20.0	67.1	43.2	2.4
Canada	—	—	—	—	—	—	—	—	—	—
Total(2)	—	—	—	20.0	67.2	43.2	20.0	67.1	43.2	2.4

Notes:
(1)	(a)
Disclosed as mill delivered metric tonnes and ROM grades, inclusive of all mining dilutions and mining losses, except mill recovery. Metallurgical recovery factors have not been applied to the Mineral Reserve figures.

	(b)	Mining dilution relates to planned and unplanned waste and/or low-grade material being mined and delivered to the mill on the ROM.
(c)
For the Chilean operations, Mineral Reserve is based on a gold price of U.S.$2,000 per ounce and silver price of U.S.$20.00 per ounce. Due to the nature of the deposit and the importance of net smelter returns, the gold and silver prices need to be considered together. For the Canadian project, Mineral Reserve is based on a gold price of U.S.$2,000 per ounce and silver price of U.S.$20.00 per ounce.

	(d)	Totals may not sum due to rounding. Where this occurs, it is not deemed significant.
(2)	Attributable silver production after process recovery.
(3)	Windfall in Canada has no disclosed Mineral Reserves at this time.
Gold Fields’ methodology for determining its Mineral Reserves is subject to change and is based upon estimates and assumptions made by management regarding a number of factors as noted above under “– Summary of Mineral Resources and Mineral Reserves – Mineral
Reserves of Gold Fields as at 31 December 2025 – Methodology”. Accordingly, the sensitivity analysis of Gold Fields’ Mineral Reserves provided above should not be relied upon as indicative of what the estimate of Gold Fields’ Mineral Reserves would actually be or have been at the gold, silver or copper prices indicated, or at any other gold, silver or copper price, and neither should it be relied upon as a basis for estimating Gold Fields’ Mineral Reserves based on the current gold, silver or copper price or what Gold Fields’ Mineral Reserves will be at any time in the future. See “– Risk Factors – Gold Fields’ Mineral Resources and Mineral Reserves are estimates based on a number of technical and economic assumptions, which, if proven inaccurate or changed, may require Gold Fields to lower its estimated Mineral Resources and
Mineral Reserves”.
Mineral Resources of Gold Fields as at 31 December 2025
Methodology
The Mineral Resources estimates and classification are in compliance with S-K 1300 and the SAMREC Code, 2016 (the SAMREC Code).
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
Attributable Mineral Resources exclusive of Mineral Reserves as at 31 December 2025
As at 31 December 2025, Gold Fields had aggregate attributable Measured and Indicated Mineral Resources exclusive of Mineral Reserves of approximately 47.0 million ounces of gold and 4.6 million ounces of silver, as set forth in the following tables.
The following table sets forth the Gold Mineral Resources exclusive of Mineral Reserves as at 31 December 2025 that are attributable to
Gold Fields. The point of reference for the Mineral Resource exclusive of Mineral Reserves is in situ and may also include estimates of any material below cut-off grade that needs to be mined to extract the complete pay portion of the Mineral Resource.

38

	Attributable gold Mineral Resources exclusive of Mineral Reserves as at 31 December 2025(1)
	Measured Mineral Resources			Indicated Mineral Resources			Inferred Mineral Resources			Attributable gold
	Tonnes	In Situ Grade	Gold	Tonnes	In Situ Grade	Gold	Tonnes	In Situ Grade	Gold	Total Measured and Indicated Mineral Resource
	(million)	(g/t)	(M oz)	(million)	(g/t)	(M oz)	(million)	(g/t)	(M oz)	(M oz)

Australia	3.5	4.2	0.5	90.5	2.42	7.0	70.5	2.73	6.2	7.5
South Africa	59.2	1.99	3.8	96.0	5.7	17.6	18.0	9.12	5.3	21.4
South Deep(2)	59.2	1.99	3.8	96.0	5.7	17.6	18.0	9.12	5.3	21.4
Ghana	13.5	1.43	0.6	100.2	1.37	4.4	25.1	1.65	1.3	5.0
Tarkwa	4.3	1.59	0.2	55.8	1.23	2.2	14.5	1.58	0.7	2.4
Damang(3)	9.2	1.36	0.4	44.4	1.54	2.2	10.6	1.75	0.6	2.6
Chile	—	—	—	3.3	2.25	0.2	0.2	1.29	—	0.2
Peru(4)	—	—	—	—	—	—	—	—	—	—
Canada(5)	—	—	—	—	—	—	—	—	—	—
Total	76.3	2.0	4.9	290.1	3.14	29.3	113.8	3.49	12.8	34.2

Notes:
(1)	(a) Disclosed as in situ undiluted. Mining Recovery, Mining dilution, MCF and metallurgical recovery factors have not been applied to the Mineral Resource figures.
(b)
The metal prices used for the 2025 Mineral Resources were as follows: for the Australian operations, Mineral Resource estimates are based on a gold price of A$3,375 per ounce at an exchange rate of A$1.47 per U.S.$1.00 or A$:U.S.$0.68. The South African – South Deep Mineral Resource estimates are based on a gold price of R1,331,050 per kilogram at an exchange rate of R18.00 per U.S.$1.00. The Ghana – Tarkwa operations Mineral Resource estimates are based on a gold price of U.S.$2,300 per ounce. For the Chilean operations, Mineral Resource figures are based on a gold price of U.S.$2,300 per ounce.

(c) Totals may not sum due to rounding. Where this occurs, it is not deemed significant.
(2)	Based on LOM ownership share due to step-up of minority interest over time.
(3)	Damang Mineral Resources will be nil from 19 April 2026.
(4)	Cerro Corona in Peru has no disclosed Mineral Resource at this time.
(5)	Windfall in Canada has no disclosed Mineral Resources at this time.
The following table sets forth the Silver Mineral Resources exclusive of Mineral Reserves as at 31 December 2025 that are attributable to
Gold Fields. The point of reference for the Mineral Resource exclusive of Mineral Reserves is in situ:

	Attributable silver Mineral Resources exclusive of Mineral Reserves as at 31 December 2025(1)
	Measured Mineral Resources			Indicated Mineral Resources			Inferred Mineral Resources			Attributable silver
	Tonnes	In Situ Grade	Silver	Tonnes	In Situ Grade	Silver	Tonnes	In Situ Grade	Silver	Total Measured and Indicated Mineral Resource(2)
	(million)	(g/t)	(M oz)	(million)	(g/t)	(M oz)	(million)	(g/t)	(M oz)	(M oz)

Chile	—	—	—	3.3	42.7	4.6	0.2	6.11	0.04	4.6
Salares Norte	—	—	—	3.3	42.7	4.6	0.2	6.11	0.04	4.6
Canada(2)	—	—	—	—	—	—	—	—	—	—
Total	—	—	—	3.3	42.7	4.6	0.2	6.11	0.04	4.6

Notes:
(1)	(a)	Disclosed as in situ undiluted. Mining Recovery, Mining dilution, MCF and metallurgical recovery factors have not been applied to the Mineral Resource figures.
	(b)	The Mineral Resource estimates are based on a silver price of U.S.$23.00 per ounce.
(2)	Windfall in Canada has no disclosed Mineral Resources at this time.

39
Individual Property Disclosure Pursuant to Item 1304 of Regulation S-K under the Securities Act
Gold Fields has determined that the St. Ives, South Deep, Tarkwa and Salares Norte properties are material to its business and financial condition based on, among other things, Gold Fields’ consideration of qualitative and quantitative factors in the context of its overall business and financial condition. As a result, disclosure has been provided below for the aforementioned properties pursuant to S-K 1300. Furthermore,
Gold Fields has filed technical report summary exhibits with the Securities and Exchange Commission for each of the St. Ives (2024), South
Deep (2024), Tarkwa (2025) and Salares Norte (2024) properties, which have been filed as exhibits to this annual report on Form 20-F. The
Tarkwa property has had a material change to the last technical report summary exhibits filed with the Securities and Exchange Commission.
The material change at Tarkwa is predominantly due to the mineral reserve increase.
Gold Fields has determined that Gruyere, Granny Smith, Agnew, Damang, Cerro Corona and Windfall, along with the properties listed under
“– Information on the Company – Summary Disclosure of Mining Operations Pursuant to Item 1303 of Regulation S-K under the Securities Act
– Non-Core Investments”, are not considered material to Gold Fields’ business and financial condition at this time. However, certain information about these properties have been retained in this year’s Form 20-F under “– Information on the Company – Summary Disclosure of Mining Operations Pursuant to Item 1303 of Regulation S-K under the Securities Act – Non-Material Properties” for continuity purposes.
Gold Fields has previously filed technical report summaries for the Gruyere (2021), Granny Smith (2021), Agnew (2021), Damang (2021) and
Cerro Corona (2023) properties. Gold Fields does not anticipate providing extensive disclosure, or filing technical report summaries, for these properties going forward.

40
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
St. Ives holds 369 exploration licences, prospecting licences, miscellaneous licences and mining leases covering a total area of
129,414 hectares (including 54 non-managed leases totalling 13,224 hectares) and 10 joint venture tenements of 25,423 hectares, where it has a 49% interest.
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
St. Ives has an annual major and critical item condition survey to enhance reliability and minimise downtime, in addition to a comprehensive maintenance strategy that includes regular equipment refurbishment and replacement. St. Ives’ underground operations involves contractors who conduct mining operations and are responsible for maintaining and modernising the mining fleets. The open pit operations are a mixture of owner-operated and contractors and follow strategies outlined by Gold Fields. The present condition of the property, and its equipment, facilities and infrastructure is fair, well-maintained, complete and in mid-life condition. The infrastructure for the mineral reserve is in place and complete. St. Ives has its own village, and the St. Ives operation obtains electricity pursuant to a contract with BHP-Nickel West and has access to water, air and road infrastructure. St. Ives has also commenced the construction of a 42 MW Wind and 35 MW Solar energy farm, with the aim of procuring renewable energy. Consumables and supplies are trucked in from both Perth and Kalgoorlie.
Since 1981, numerous open pits and underground mines have been mined with most open pits lasting between three months to five years.
With the exception of Athena-Hamlet underground mine, all the underground mines that have been mined since St. Ives commenced have started as open pits before going underground. Current operations as at 31 December 2025 consist of the Invincible underground and Hamlet
North underground mines, as well as open pit mining at Invincible Footwall South and Santa Ana.

41
For information on assets and liabilities (including costs after depreciation) of St. Ives, see “Annual Financial Report – Notes to the
Consolidated Financial Statements – Note 45. Segmental Report”. The book value of property and its associated plant and equipment
(Book Value) of St. Ives is U.S.$618 million. As at 31 December 2025, 1,261 workers were employed at St. Ives, including 733 contractors.
St. Ives’ mining leases are renewed every 21 years, with current expiry dates ranging from 2026 to 2043. Four of St. Ives’ mining leases were due to expire in 2025. Applications to renew these mining leases were lodged in a timely manner, but they have not yet been processed.
As at 31 December 2025, no significant encumbrances are registered against St. Ives’ mining leases.
St. Ives’ minimum tenement spend requirements (including for exploration, mining and other) is U.S.$4,377 million and St. Ives’ annual tenement rent (including for exploration, mining and other) is U.S.$1,160 million. During the year ended 31 December 2025, St. Ives received no fines in respect of tenements that had not met their minimum expenditure commitments.
In 2025, one prohibition notice was issued by WorkSafe to St. Ives in relation to the underground operations, following incidents involving falls of salt accumulating in the vent rises.
History
Gold was discovered in the St. Ives area in 1897, with intermittent production until Western Mining Corporation (WMC) commenced nickel and gold mining operations in the area. Gold Fields acquired the St. Ives gold mining operation from WMC in November 2001. Ongoing brownfields exploration near the mine and extensional areas continue to replace mining depletion and extend the LOM Mineral Reserve, which is typical of the Archaean orogenic (shear zone) greenstone gold hosted gold camps, such as St. Ives. The current LOM Mineral
Reserve extends to 2035 or 10 years.
Geology
The gold deposits of St. Ives are located at the southern end of the Norseman-Wiluna greenstone belt of the West Australian Goldfields
Province. In the St. Ives area, the belt consists of Kalgoorlie Group volcanic rocks, Black Flag group felsic volcanic rocks and sediments and a variety of intrusive and overlying post-tectonic sediments. The area is structurally complex, with metamorphism ranging from lower greenschist to lower amphibolite facies. Shear hosted gold mineralisation has been discovered in all stratigraphic units. Deposit styles and ore controls are varied ranging from minor structures, including vein arrays, breccia zones and central, to quartz-rich and mylonitic parts of shear zones. There are several styles of mineralisation at St. Ives, including lode, supergene and paleoplacer mineralisation and individual deposits may contain more than one of these styles.
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
Mineral Reserves and Mineral Resources
Attributable Mineral Reserves of St. Ives as at 31 December 2025
The following table sets out attributable Mineral Reserves of St. Ives as at 31 December 2025. The Mineral Reserve gold price is
U.S.$2,000/oz and the point of reference is on the ROM.

	As at 31 December 2025
	Tonnes	Grade	Gold	Cut-off grades	Metallurgical recovery
	(kt)	(g/t)	(koz)	(g/t)	(%)

Proven Mineral Reserves	3,930	2.4	304	0.30 – 2.7	86.4 – 96.0
Probable Mineral Reserves	34,668	3.2	3,550	0.35 – 2.7	91.2 – 96.0
Total Mineral Reserves	38,598	3.1	3,854	0.30 – 2.7	86.4 – 96.0
Attributable Mineral Reserve year on year change
The following table sets out attributable Mineral Reserves of St. Ives as at 31 December 2025 compared to 31 December 2024.

	Proven and Probable Mineral Reserves
	Unit	% Change	Gold

As at 31 December 2024	koz		3,347
Production depletion (2025)	koz	(13)	(426)
Gold price	koz	23	769
Operating cost	koz	(11)	(377)
Discovery	koz	16	522
Conversion	koz	—	—
Inclusion / exclusion	koz	1	19
Acquisitions	koz	—	—
Disposals	koz	—	—
As at 31 December 2025	koz		3,854
For the year ended 31 December 2025, changes in Mineral Reserves at St. Ives were primarily driven by gold price and discovery, partly offset by costs.

42
Attributable Mineral Resources exclusive of Mineral Reserves of St. Ives as at 31 December 2025
The following table sets out attributable Mineral Resources exclusive of Mineral Reserves of St. Ives as at 31 December 2025. The Mineral
Resources gold price is U.S.$2,300/oz and the point of reference is in situ.

	As at 31 December 2025
	Tonnes	Grade	Gold	Cut-off grades	Metallurgical recovery
	(kt)	(g/t)	(koz)	(g/t)	(%)

Measured Mineral Resources	395	3.2	40	0.76 – 3.2	88.8 – 95.1
Indicated Mineral Resources	16,357	2.7	1,427	0.69 – 3.2	87.4 – 96.0
Total Measured and Indicated Mineral Resources	16,753	2.7	1,467	0.69 – 3.2	87.4 – 96.0
Inferred Mineral Resources	14,497	4.1	1,897	0.60 – 3.4	87.2 – 96.7
Attributable Mineral Resources exclusive of Mineral Reserves year on year change
The following table sets out attributable Mineral Resources exclusive of Mineral Reserves of St. Ives as at 31 December 2025 compared to
31 December 2024.

		Measured and Indicated Mineral Resources		Inferred Mineral Resources
	Unit	% Change	Gold	% Change	Gold

As at 31 December 2024	koz		1,033		1,703
Production depletion (2025)	koz	—	—	—	—
Gold price	koz	80	830	22	370
Operating cost	koz	(37)	(385)	(10)	(172)
Discovery	koz	4	42	1	19
Resource model update	koz	—	—	—	—
Inclusion / exclusion	koz	(5)	(52)	(1)	(23)
Indesign material	koz	—	—	—	—
Acquisitions	koz	—	—	—	—
Disposals	koz	—	—	—	—
As at 31 December 2025	koz		1,467		1,897
For the year ended 31 December 2025, changes in Mineral Resources exclusive of Mineral Reserves at St. Ives were primarily driven by gold price, partly offset by operating cost.

43
South Africa Material Operations
South Deep Mine
The following graphic illustrates the location of the South Deep operations, including tenements, solar plant, administrative buildings, security complex, living quarters, hostel, processing plants and tailings dams.
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
South Deep’s total Mineral Reserve estimate comprises 2% located in the Current Mine, 23% in North of Wrench and 75% in South of
Wrench areas.
Operational Infrastructure
South Deep’s twin shafts are the main access to the LOM Mineral Reserve estimate with shaft sinking and underground development that commenced in the early 1990s. The surface infrastructure dates to the early 1990s. South Deep has progressed with modern mining industry mechanisation and modernisation. South Deep has an annual major and critical item condition survey that focuses on reliability and minimises shaft down time, and Gold Fields is implementing a risk management framework to address shaft system risks. South Deep has a comprehensive maintenance strategy that includes regular underground support, equipment refurbishment or replacement. South Deep mine design and scheduling include sustainable capital to support the remaining 83-year LOM Mineral Reserve and extends to 2108. The present condition of the property, and its equipment, facilities and infrastructure is complete and fair. The infrastructure for the mineral reserve will require refurbishment and modernisation, as required.
For information on assets and liabilities (including costs after depreciation) of South Deep, see “Annual Financial Report – Notes to the
Consolidated Financial Statements – Note 45. Segmental Report”. The Book Value of South Deep is U.S.$1,613 million. As at 31 December
2025, 5,122 workers were employed at South Deep, including 2,498 contractors.
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

44
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
South Deep incurred no penalties, sanctions or fines during the year ended 31 December 2025, and no significant encumbrances to the property exist. One Section 54 instruction was issued in 2024 in accordance with the Mine Health and Safety Act and has since been partially lifted. Full upliftment is expected within the next 6 to 18 months, following conclusion of the final investigation by the Department of Mineral and Petroleum Resources.
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
Newshelf is a 90% subsidiary of Gold Fields and the remaining 10% is held by outside shareholders as part of the black economic empowerment transaction. The LOM Mineral Reserve estimate of South Deep extends to 2109. The attributable value of Gold Fields’
ownership at South Deep was 90.181% for 2025.
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
Mineral Reserves and Mineral Resources
Attributable Mineral Reserves of South Deep as at 31 December 2025
The following table sets out attributable Mineral Reserves of South Deep as at 31 December 2025. The Mineral Reserve gold price is
U.S.$2,000/oz and the point of reference is on the ROM.

	As at 31 December 2025
	Tonnes	Grade	Gold	Cut-off grades	Metallurgical recovery
	(kt)	(g/t)	(koz)	(g/t)	(%)

Proven Mineral Reserves	8,238	5.6	1,470	3.3	96.5
Probable Mineral Reserves	166,220	4.9	26,104	3.3 – 3.7	96.5
Total Mineral Reserves	174,458	4.9	27,574	3.3 – 3.7	96.5

45
Attributable Mineral Reserve year on year change
The following table sets out attributable Mineral Reserves of South Deep as at 31 December 2025 compared to 31 December 2024.

		Proven and Probable Mineral Reserves
	Unit	% Change	Gold

As at 31 December 2024(1)	koz		27,998
Production depletion (2025)	koz	(1)	(385)
Gold price	koz	6	1,610
Operating cost	koz	(1)	(412)
Discovery	koz	—	—
Conversion	koz	(5)	(1,284)
Inclusion / exclusion	koz	—	67
Acquisitions	koz	—	—
Disposals	koz	—	(20)
As at 31 December 2025(2)	koz		27,574
Notes:
(1)2024 at 90.245%.
(2)2025 at 90.181%.
For the year ended 31 December 2025, the Mineral Reserves at South Deep were primarily unchanged.
Attributable Mineral Resources exclusive of Mineral Reserves of South Deep as at 31 December 2025
The following table sets out attributable Mineral Resources exclusive of Mineral Reserves of South Deep as at 31 December 2025.
The Mineral Resources gold price is U.S.$2,300/oz and the point of reference is in situ.

	As at 31 December 2025
	Tonnes	Grade	Gold	Cut-off grades	Metallurgical recovery
	(kt)	(g/t)	(koz)	(g/t)	(%)

Measured Mineral Resources	59,236	2.0	3,798	0.04 – 6.0	46.0 – 96.5
Indicated Mineral Resources	95,994	5.7	17,592	2.9 – 6.0	96.5
Total Measured and Indicated Mineral Resources	155,230	4.3	21,391	0.04 – 6.0	46.0 – 96.5
Inferred Mineral Resources	17,969	9.1	5,271	3.2 – 6.0	96.5
Attributable Mineral Resource exclusive of Mineral Reserves year on year change
The following table sets out attributable Mineral Resources exclusive of Mineral Reserves of South Deep as at 31 December 2025 compared to 31 December 2024.

		Measured and Indicated Mineral Resources		Inferred Mineral Resources
	Unit	% Change	Gold	% Change	Gold

As at 31 December 2024(1)	koz		19,046		5,958
Production depletion (2025)	koz	—	(10)	—	—
Gold price	koz	18	3,516	—	—
Operating cost	koz	(1)	(229)	—	—
Discovery	koz	—	—	—	—
Resource model update	koz	(1)	(257)	—	—
Inclusion / exclusion	koz	(3)	(662)	(11)	(683)
Indesign material	koz	—	—	—	—
Acquisitions	koz	—	—	—	—
Disposals	koz	—	(14)	—	(4)
As at 31 December 2025(2)	koz		21,391		5,271
Notes:
(1)2024 at 90.245%.
(2)2025 at 90.181%.
For the year ended 31 December 2025, changes in Mineral Resources exclusive of Mineral Reserves at South Deep were not material.
The increase in measured and indicated Mineral Resources exclusive of Mineral Reserves was primarily driven by the price change.

46
Ghana Material Operations
Tarkwa Mine
The following graphic illustrates the location of the Tarkwa Mine operations, including tenements, administrative offices and processing plant.
Introduction
The Tarkwa mine is a production-stage property gold mine located in southwestern Ghana, about 300 kilometres west of Accra, the capital, and 4 kilometres west of the town of Tarkwa (latitude 5º19’37” N and longitude 2º01’17” W) with good access roads and established infrastructure. The Tarkwa mine consists of several open pit operations on the original Tarkwa property and the adjacent southern portion of the property, which was formerly referred to as the Teberebie property and was acquired by Gold Fields in August 2000. The open pit mining operations uses conventional drill and blast and truck and shovel methods using contractor mining. Gold Fields operates the mine with a conventional carbon in leach plant, with two gyratory crushers feeding a SAG mill and ball mill.
The Tarkwa mine operates under five mining leases dated 18 April 1997 covering the Tarkwa property and one mining lease dated 15 May
2020 covering the Teberebie property. The mining leases for the Tarkwa concession expire in 2027, and the Teberebie property mining lease expires in 2043. A new cadastral system was implemented by the Minerals Commission under which Tarkwa has a total area of 946 blocks (20,825 hectares now 19,866 hectares). This excludes the overlapping area between Tarkwa and Damang.
Operational Infrastructure
The Tarkwa open pit commenced in 1999 with south and north heap leach and later included the 13.5 Mtpa CIL processing plant and modern surface infrastructure. Tarkwa has an annual major and critical item condition survey that focuses on reliability and minimises down time and a comprehensive maintenance strategy that includes regular equipment refurbishment or replacement. The Tarkwa mine design and scheduling include sustainable capital to support the remaining LOM Mineral Reserve. Tarkwa has a contractor that conducts mining operations and who is responsible for maintaining and modernising the mining fleet. The present condition of the property, and its equipment, facilities and infrastructure is in mid-life condition. For the mineral reserve open pit ending in 2042 the Genser power plant, HME workshop and explosives magazines must be relocated. The infrastructure required for the mineral reserve is complete.
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

47
For information on assets and liabilities (including costs after depreciation) of Tarkwa, see “Annual Financial Report – Notes to the
Consolidated Financial Statements – Note 45. Segmental Report”. The Book Value of Tarkwa is U.S.$1,021 million. As at 31 December 2025,
570 workers were employed at Tarkwa, with an additional 4,640 contractors.
Tarkwa received no penalties, sanctions or fines that relate to the underlying tenure or assets.
The Tarkwa mining concessions expire from 2027 to 2043 and have a total annual fee of U.S.$946,000. As at 31 December 2025, no significant encumbrances to the property existed.
History
Investment in large-scale mining in the Tarkwa area commenced in the last quarter of the nineteenth century. In 1993, Gold Fields took over an area previously operated by the State Gold Mining Corporation (SGMC). SGMC had, in turn, acquired the property from private companies owned by European investors. Mining operations by Gold Fields commenced in 1999 following initial drilling, feasibility studies and project development (which included the removal of overburden and the resettlement of approximately 22,000 people). In 2018, Tarkwa reverted to a contractor mining model. The Tarkwa LOM Mineral Reserve extends to 2043.
The attributable value of Gold Fields’ ownership at Tarkwa was 90% for 2025. The Government of Ghana has a 10% free carried interest in the mine.
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
Mineral Reserves and Mineral Resources
Attributable Mineral Reserves of Tarkwa as at 31 December 2025
The following table sets out attributable Mineral Reserves of Tarkwa as at 31 December 2025. The Mineral Reserve gold price is
U.S.$2,000/oz and the point of reference is on the ROM.

	As at 31 December 2025
	Tonnes	Grade	Gold	Cut-off grades	Metallurgical recovery
	(kt)	(g/t)	(koz)	(g/t)	(%)

Proven Mineral Reserves	45,238	1.2	1,694	0.41	83.0 – 93.0
Probable Mineral Reserves	170,974	0.9	4,924	0.29 – 0.41	83.0 – 93.0
Total Mineral Reserves	216,212	1.0	6,617	0.29 – 0.41	83.0 – 93.0
Attributable Mineral Reserve year on year change
The following table sets out attributable Mineral Reserves of Tarkwa as at 31 December 2025 compared to 31 December 2024.

		Proven and Probable Mineral Reserves
	Unit	% Change	Gold

As at 31 December 2024	koz		3,838
Production depletion (2025)	koz	(12)	(456)
Gold price	koz	75	2,883
Operating cost	koz	(9)	(331)
Discovery	koz	—	—
Conversion	koz	—	(13)
Inclusion / exclusion	koz	18	696
Acquisitions	koz	—	—
Disposals	koz	—	—
As at 31 December 2025	koz		6,617
For the year ended 31 December 2025, changes in Mineral Reserves at Tarkwa were primarily driven up by an increase in the gold price assumption, resulting in the selection of larger Mineral Reserve pit shells, as well as the completion of technical studies which expanded the mineable area of the open pits by relocating critical infrastructure and reducing standoff distances to the process plant.

48
Attributable Mineral Resources exclusive of Mineral Reserves of Tarkwa as at 31 December 2025
The following table sets out attributable Mineral Resources exclusive of Mineral Reserves of Tarkwa as at 31 December 2025. The Mineral
Resources gold price is U.S.$2,300/oz and the point of reference is in situ.

	As at 31 December 2025
	Tonnes	Grade	Gold	Cut-off grades	Metallurgical recovery
	(kt)	(g/t)	(koz)	(g/t)	(%)

Measured Mineral Resources	4,328	1.6	222	0.25 – 0.31	91.3 – 98.0
Indicated Mineral Resources	55,776	1.2	2,205	0.25 – 0.31	91.1 – 97.4
Total Measured and Indicated Mineral Resources	60,104	1.3	2,426	0.25 – 0.31	91.1 – 98.0
Inferred Mineral Resources	14,490	1.6	735	0.25 – 0.31	89.2 – 97.8
Attributable Mineral Resources exclusive of Mineral Reserves year on year change
The following table sets out attributable Mineral Resources exclusive of Mineral Reserves of Tarkwa as at 31 December 2025 compared to
31 December 2024.

		Measured and Indicated Mineral Resources		Inferred Mineral Resources
	Unit	% Change	Gold	% Change	Gold
As at 31 December 2024	koz		3,651		187
Production depletion (2025)	koz	—	—	—	—
Gold price	koz	61	2,215	58	109
Operating cost	koz	(19)	(678)	(93)	(174)
Discovery	koz	—	—	—	—
Resource model update	koz	(1)	(29)	—	—
Inclusion / exclusion	koz	(75)	(2,733)	327	613
Indesign material	koz	—	—	—	—
Acquisitions	koz	—	—	—	—
Disposals	koz	—	—	—	—
As at 31 December 2025	koz		2,426		735
For the year ended 31 December 2025, changes in Mineral Resources exclusive of Mineral Reserves at Tarkwa were primarily driven up by increased gold prices, which resulted in certain Mineral Resources being converted to Mineral Reserves, with the remaining Mineral
Resources located outside the updated Mineral Reserve shell.

49
Material Chile Operations
Salares Norte gold and silver mine
The following graphic illustrates the location of the Salares Norte gold and silver mine, including mining and exploration tenements, administrative offices and processing plant.
Introduction
Salares Norte is a high grade, open pit, gold-silver production stage property located in the Atacama region of northern Chile. The project is at latitude 26°0’42”S and longitude 68°53’35”W, with elevations between 4,200 metres and 4,900 metres above sea level. The nearest town is
Diego de Almagro, about 183 kilometres by road to the west of the project. Mineralisation is contained within a high-sulphidation epithermal system hosted by a breccia complex, and most of the mineralisation currently constituting Mineral Reserves is oxidised. The construction phase was completed in the second quarter of 2024, after which the mine completed commissioning and commenced gold and silver production. Inclement weather and operational challenges slowed the production ramp-up, with Salares Norte achieving full commercial production on 31 August 2025.
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
Operational Infrastructure
Salares Norte open pit waste strip commenced in 2021 and ore was accessed in 2022. Mining continued in 2024 with waste storage at
88.3 Mt and ore stockpiles at 2.3 Mt. Construction of the 2.0 Mt/a cyanide leaching with Merrill-Crowe recovery from pregnant solution after CCD, followed by a scavenger CIP circuit processing plant, and modern surface infrastructure is currently in its final stages. Salares Norte has implemented mining industry mechanisation and modernisation techniques and expects to continue utilising modern equipment. Salares
Norte has an annual major and critical item condition survey that focuses on reliability and minimises down time. Salares Norte has a comprehensive maintenance strategy that includes owned regular equipment refurbishment or replacement. Salares Norte mine design and scheduling includes sustainable capital to support the remaining 11-year LOM reserve estimate. Salares Norte has contractors that conduct mining operations and who are responsible for maintaining and modernising the mining fleet. The present condition of the property, and its equipment, facilities and infrastructure, is new and in modern condition, and includes a modern remote operating centre in Santiago.
The infrastructure for the mineral reserve will need the waste storage facility (WSF) for Agua Amarga.
Salares Norte is accessed from Caldera on the Pacific coast through a series of sealed and unsealed roads. Caldera has a regional airport with regular scheduled flights. Personnel working on the operation reside on site in a mining camp. Water is sourced from a local bore field and power is generated on site using diesel generators.

50
For information on assets and liabilities (including costs after depreciation) of Salares Norte, see “Annual Financial Report – Notes to the
Consolidated Financial Statements – Note 45. Segmental Report”. The Book Value of Salares Norte is U.S.$1,957 million. As at 31 December
2025, 3,411 workers were employed at Salares Norte including 2,850 contractors.
During the year ended 31 December 2025, Salares Norte received 4 fines in relation to non-compliance with labour, tax, and occupational health regulations. These fines amounted to U.S.$5,488. No significant encumbrances to the property existed.
Surface properties at Salares Norte are subject to certain concessions to facilitate convenient and unrestricted exploration and operation.
As a result, third-parties may be able to establish mining easements on MGFSN’s concessions at Salares Norte, provided that their objective is to contribute to a convenient exploration and operation. While a third party could legally apply for a mining easement over Gold Fields’
mining concession, they would have to comply with several requirements and Gold Fields has the right to oppose such application. MGFSN continues to endeavour to establish a secure area that allows for the protection of the Salares Norte property. District exploration to identify other deposits in the area with the potential to extend or enhance the LOM plan is ongoing. Other encumbrances or regulatory requirements include, as highlighted in the EIA, matters related to the alteration and loss of habitat of the short-tailed chinchilla, which is a critically endangered species in Chile. To mitigate such impact, a plan was developed and approved by the EIA authorities. The plan involves establishing a compensation and conservation area outside the mining area, declaring no-go zones and relocating a small fraction of the chinchilla population that lives in future mining zones.
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
An EIA at Salares Norte was approved in December 2019, together with an environmental mitigation plan, comprising studies and specific protection measures (relocation programme) of the endangered short-tailed chinchilla in the area. At the end of 2020, the relocation programme was suspended by the authorities and a sanctioning process was subsequently initiated in 2021, following the death of two chinchillas relocated under the programme. In response, Salares Norte submitted a compliance programme, which was approved in 2023 and MGFSN resumed relocation activities in the first quarter of 2024. In May 2024, the regulator temporarily suspended the capture and relocation programme, which recommenced in October 2024. One chinchilla was successfully relocated, and in January 2025, Rockery No. 3 was successfully removed in accordance with the compliance programme, with Rockery No. 8 subsequently removed in December 2025.
As of March 2026, the dismantling process continues, with the monitoring program for Rocky Area No. 10 progressing as planned.
Gold Fields has now executed multiple capture and relocation campaigns, with twelve chinchillas successfully relocated and released since
2019, although a number of chinchillas have been known to be predated following release. Although the capture and relocation programme is currently continuing as planned, there remains a risk that the commencement of Agua Amarga could be delayed if regulatory requirements are not satisfied. Pioneering work has commenced at Agua Amarga.
Salares Norte achieved commercial production on 31 August 2025.
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
Mineral Reserves and Mineral Resources
Attributable Mineral Reserves of Salares Norte as at 31 December 2025
The following tables set out attributable Mineral Reserves of Salares Norte as at 31 December 2025. The Mineral Reserve gold price is
U.S.$2,000/oz, silver price is U.S.$20.00/oz and the point of reference is on the ROM.
Attributable Gold Reserves as at 31 December 2025

	As at 31 December 2025
	Tonnes	Grade	Gold	Cut-off grades	Metallurgical recovery
Gold	(kt)	(g/t)	(koz)	NSR U.S.$/t	(%)

Proven Mineral Reserves	—	—	—	—	—
Probable Mineral Reserves	19,990	4.9	3,136	58.93 – 59.77	92.3
Total Mineral Reserves	19,990	4.9	3,136	58.93 – 59.77	92.3

51
Attributable Silver Reserves as at 31 December 2025

	As at 31 December 2025
	Tonnes	Grade	Silver	Cut-off grades	Metallurgical recovery
Silver	(kt)	(g/t)	(koz)	NSR U.S.$/t	(%)

Proven Mineral Reserves	—	—	—	—	—
Probable Mineral Reserves	19,990	67.2	43,156	58.93 – 59.77	68.9
Total Mineral Reserves	19,990	67.2	43,156	58.93 – 59.77	68.9
Attributable Mineral Reserve estimate year on year change
The following tables set out attributable Mineral Reserves of Salares Norte as at 31 December 2025 compared to 31 December 2024.
Attributable Gold Reserves year on year change

		Proven and Probable Mineral Reserves
	Unit	% Change	Gold

As at 31 December 2024	koz		3,415
Production depletion (2025)	koz	(9)	(322)
Gold price	koz	2	75
Operating cost	koz	(1)	(19)
Discovery	koz	—	—
Conversion	koz	—	—
Inclusion / exclusion	koz	—	(12)
Acquisitions	koz	—	—
Disposals	koz	—	—
As at 31 December 2025	koz		3,136
For the year ended 31 December 2025, changes in Gold Mineral Reserves at Salares Norte were not material.

52
Attributable Silver Reserves year on year change

		Proven and Probable Mineral Reserves
	Unit	% Change	Silver

As at 31 December 2024	koz		46,013
Production depletion (2025)	koz	(4)	(1,617)
Silver price	koz	3	1,161
Operating cost	koz	(1)	(331)
Discovery	koz	—	—
Conversion	koz	—	—
Inclusion / exclusion	koz	(4)	(2,070)
Acquisitions	koz	—	—
Disposals	koz	—	—
As at 31 December 2025	koz		43,156
For the year ended 31 December 2025, changes in Silver Mineral Reserves at Salares Norte were not material.
Attributable Mineral Resources exclusive of Mineral Reserves of Salares Norte as at 31 December 2025
The following tables set out attributable Mineral Resources exclusive of Mineral Reserves of Salares Norte as at 31 December 2025. The
Mineral Resources exclusive of Mineral Reserves gold price is U.S.$2,300/oz, silver price is U.S.$23.00/oz and the point of reference is in situ.
Attributable Gold Resources exclusive of Mineral Reserves for Gold Reserves as at 31 December 2025

	As at 31 December 2025
	Tonnes	Grade	Gold	Cut-off grades	Metallurgical recovery
Gold	(kt)	(g/t)	(koz)	NSR U.S.$/t	(%)

Measured Mineral Resources	—	—	—	—	—
Indicated Mineral Resources	3,332	2.2	241	58.72 – 59.00	91.0 – 91.8
Total Measured and Indicated Mineral Resources	3,332	2.2	241	58.72 – 59.00	91.0 – 91.8
Inferred Mineral Resources	217	1.3	9	58.06 – 58.30	91.0 – 91.2
Attributable Silver Resources exclusive of Mineral Reserves for Silver Reserves as at 31 December 2025

	As at 31 December 2025
	Tonnes	Grade	Silver	Cut-off grades	Metallurgical recovery
Silver	(kt)	(g/t)	(koz)	NSR U.S.$/t	(%)

Measured Mineral Resources	—	—	—	—	—
Indicated Mineral Resources	3,332	43.0	4,571	58.72 – 59.00	41.7 – 67.6
Total Measured and Indicated Mineral Resources	3,332	43.0	4,571	58.72 – 59.00	41.7 – 67.6
Inferred Mineral Resources	217	6.1	43	58.06 – 58.30	7.3 – 57.6

53
Attributable Mineral Resource exclusive of Mineral Reserves year on year change
The following tables set out attributable Mineral Resources exclusive of Mineral Reserves of Salares Norte as at 31 December 2025 compared to 31 December 2024.
Attributable Gold Resources exclusive of Mineral Reserves for Gold Reserves year on year change

		Measured and Indicated Mineral Resources		Inferred Mineral Resources
	Unit	% Change	Gold	% Change	Gold

As at 31 December 2024	koz		216		10
Production depletion (2025)	koz	(2)	(4)	(33)	(3)
Gold price	koz	96	207	94	10
Operating cost	koz	(4)	(8)	(21)	(2)
Discovery	koz	—	—	—	—
Resource model update	koz	—	—	—	—
Inclusion / exclusion	koz	(79)	(169)	(52)	(5)
Indesign material	koz	—	—	—	—
Acquisitions	koz	—	—	—	—
Disposals	koz	—	—	—	—
As at 31 December 2025	koz		241		9
For the year ended 31 December 2025, changes in Gold Mineral Resources at Salares Norte were mostly from the increase in price assumption.
Attributable Silver Resources exclusive of Mineral Reserves for Silver Reserves year on year change

		Measured and Indicated Mineral Resources		Inferred Mineral Resources
	Unit	% Change	Silver	% Change	Silver

As at 31 December 2024	koz		2,832		56
Production depletion (2025)	koz	(2)	(71)	(58)	(32)
Silver price	koz	140	3,952	89	50
Operating cost	koz	(3)	(73)	(27)	(15)
Discovery	koz	—	—	—	—
Resource model update	koz	—	—	—	—
Inclusion / exclusion	koz	(73)	(2,070)	(28)	(15)
Indesign material	koz	—	—	—	—
Acquisitions	koz	—	—	—	—
Disposals	koz	—	—	—	—
As at 31 December 2025	koz		4,571		43
For the year ended 31 December 2025, changes in Silver Mineral Resources at Salares Norte were mostly from the increase in price assumption.
Non-Material Properties
Gold Fields has determined that the Gruyere, Granny Smith, Agnew, Damang and Cerro Corona mines and the Windfall project, along with the properties listed under “– Information on the Company – Summary Disclosure of Mining Operations Pursuant to Item 1303 of Regulation S-K
under the Securities Act – Non-Core Investments” are not considered material to Gold Fields’ business and financial condition at this time.

54
Australia Non-Material Operations
Gruyere Mine (Not material to Gold Fields)
The following graphic illustrates the location of the Gruyere gold mine operations, including mining and exploration tenements, administrative offices and processing plant.
Introduction
Gruyere is a production stage property comprising one open pit and Mineral Reserve stockpiles. The Gruyere deposit is located within the Yamarna Terrane of the eastern Yilgarn, Western Australia (latitude 27º59’04”S and longitude 123º50’43”E or GDA94 / MGA Zone 51 co-ordinates 583,115E and 6,904,206N). Gruyere is located by road 200 kilometres east of Laverton and 1,100 kilometres north-east of Perth and is accessible by road and by air, with a sealed airstrip at the accommodation village. The mine operates on a fly-in fly-out basis with variable rosters.
Gruyere owns one mining lease, 40 exploration licences, 52 miscellaneous licences and two prospecting licences covering a total area of
375,862 hectares. The Gruyere mine utilises mining contractors to mine the open pit using conventional drill, blast, load and haul activities.
Gruyere is not considered to be a material operation due to low short-term cash flows and is not material to Gold Fields’ financial condition.
However, certain information about the property has been retained in this year’s Form 20-F for continuity purposes.
Operational Infrastructure
The Gruyere open pit commenced in 2018 and included the 2019 7.5Mt/a conventional Carbon in leach (CIL) processing plant, and therefore still comprises modern equipment and surface infrastructure. The recent open pit LOM Mineral Reserve commenced in 2018 as a single open pit, developed and mined in staged phases over the life of the Mineral Reserve. The Gruyere processing plant has an ongoing condition monitoring programme that focuses on reliability and minimises down time and has a comprehensive maintenance strategy that includes regular equipment refurbishment or replacement. The plant has been progressively de-bottlenecked to achieve a target throughput rate of
10Mt/a. Gruyere mine design and scheduling include sustainable capital to support the remaining year LOM Mineral Reserve. Gruyere has contractors that conduct mining operations and who own and are responsible for maintaining and modernising the mining fleet.
The operations are supported by: a power station with gas pipeline and power distribution lines, borefields and water supply infrastructure;
centralised administrative offices; engineering workshops; an accommodation village; and airstrip and road networks. The present condition of the property, and its equipment, facilities and infrastructure is reasonably new. The infrastructure for the mineral reserve is mostly in place and complete. The smaller Golden Highway satellite pits will require haulage access and WSFs.

55
For information on assets and liabilities (including costs after depreciation) of Gruyere, see “Annual Financial Report – Notes to the
Consolidated Financial Statements – Note 45. Segmental Report”.
The Gruyere mining lease will be required to be renewed every 21 years and will expire in 2037 and has an annual fee of U.S.$0.7 million.
History
Gold Road Resources (previously ASX listed) discovered the Gruyere mineralisation in 2013. In November 2016, Gold Road Resources formed a 50/50 joint venture with Gold Fields, under which Gold Fields held a 50% interest (through its then subsidiary, Gruyere Mining Co Pty) in
Gruyere and was the operator of the mine (through its subsidiary Gruyere Management Co. Pty Ltd.). Gruyere’s first gold was poured in 2019.
LOM Mineral Reserve extends to 2032. In October 2025, Gold Fields finalised a transaction to acquire the entire issued share capital of
Gold Road Resources, thereby consolidating its 100% ownership of Gruyere.
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
Gold mineralisation within the Attila-Alaric trend (Attila, Alaric, Montagne and Orleans satellite projects), known as the Golden Highway, comprises steeply dipping shear hosted gold in volcanoclastic sequences, with gold associated with zones of alteration and pyrite mineralisation. During 2024, the satellite Argos project was combined and disclosed with the Montagne project at the Golden Highway.
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
Overview
The Granny Smith Mine is a production stage property, underground gold mine owned by GSM Mining Company (Pty) Ltd., a wholly owned subsidiary of Gold Fields.
Granny Smith holds 74 exploration licences, prospecting licences and mining leases covering a total area of 68,240 hectares, including
21 miscellaneous and has security of tenure for all current exploration and mining leases. The mineral tenements cover an area of approximately 55,348 hectares and a further 12,892 hectares of miscellaneous and non-managed tenements.
Granny Smith is not considered to be a material operation and is not material to Gold Fields’ financial condition. However, certain information about the property has been retained in this year’s Form 20-F for continuity purposes. Gold Fields does not anticipate providing extensive disclosure, or filing technical report summaries, on this property going forward.
For information on assets and liabilities (including costs after depreciation) of Granny Smith, see “Annual Financial Report – Notes to the
Consolidated Financial Statements – Note 45. Segmental Report”.
Mineral Reserves and Mineral Resources
The attributable Mineral Reserves and Mineral Resources exclusive of Mineral Reserves are included in the summary section under the
Australia Item 1303 tables of this Form 20-F.

57
Agnew (Not material to Gold Fields)
The following graphic illustrates the location of the Agnew operations, including mining and exploration tenements, administrative offices and processing plant.
Overview
Agnew is a production stage property owned by Agnew Gold Mining Company Pty Ltd (AGMC) and comprises the amalgamated Agnew and
(former) Lawlers mines.
Agnew holds 136 exploration licences, prospecting licences and mining leases covering a total area of 71,446 hectares.
Agnew is not considered to be a material operation and is not material to Gold Fields’ financial condition. However, certain information about the property has been retained in this year’s Form 20-F for continuity purposes. Gold Fields does not anticipate providing extensive disclosure, or filing technical report summaries, on this property going forward.
For information on assets and liabilities (including costs after depreciation) of Agnew, see “Annual Financial Report – Notes to the
Consolidated Financial Statements – Note 45. Segmental Report”.
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
processing plant.
Overview
Damang is a production stage gold mine located in the Wassa West District in southwestern Ghana.
Damang holds two mining leases as well as prospecting leases with a total area of 24,265 hectares. The Damang main mining lease expired on 18 April 2025, following which Gold Fields was granted a one-year extension of the lease, expiring in April 2026. Effective 18 April 2026,
Abosso will hand over all operational responsibilities, assets and related documentation pertaining to the Damang mine to the Government of Ghana in accordance with the mining lease extension.
For information on assets and liabilities (including costs after depreciation) of Damang, see “Annual Financial Report – Notes to the
Consolidated Financial Statements – Note 45. Segmental Report”.
Mineral Reserves and Mineral Resources
The attributable Mineral Resources exclusive of Mineral Reserves are included in the summary section under the Ghana Item 1303 tables of this Form 20-F. Damang no longer has a Mineral Reserve due to an unfavourable economic assessment.

59
Peru Non-Material Operations
Cerro Corona (Not material to Gold Fields)
The following graphic illustrates the location of the Cerro Corona gold and copper mine, including mining and exploration tenements, administrative offices and processing plant. The open pit operations have been completed with stockpile processing forming the
Mineral Reserve.
Overview
Cerro Corona is a production-stage gold and copper mine which has completed mining the open pit and one copper-gold plant which is now processing stockpile mineral reserve.
The total property area owned by Cerro Corona covers 6,209 hectares, comprising 4,805 hectares mining concessions, with the surface rights covering 1,404 hectares.
Cerro Corona is not considered to be a material operation and is not material to Gold Fields’ financial condition. However, certain information about the property has been retained in this year’s Form 20-F for continuity purposes. Gold Fields does not anticipate providing extensive disclosure, or filing technical report summaries, on this property going forward.
For information on assets and liabilities (including costs after depreciation) of Cerro Corona, see “Annual Financial Report – Notes to the
Consolidated Financial Statements – Note 45. Segmental Report”.
Mineral Reserves and Mineral Resources
The attributable Mineral Reserves are included in the summary section under the Peru Item 1303 tables of this Form 20-F. Note that no
Mineral Resources exclusive of Mineral Reserves are disclosed.

60
Canada Non-Material Operations
Windfall project (Not material to Gold Fields)
The following graphics illustrate the location of the project boundary of the Windfall gold and silver project (the Windfall Project Boundary), including tenements, administrative offices and infrastructure. Windfall is in new, modern condition and is a development stage gold and silver mining project. The area inside the Windfall Project Boundary represents the area of interest for Windfall and is described in Item 1303. The area outside the Windfall Project Boundary is described in the non-core asset section of Item 1303.

61
Introduction and History
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
Windfall is a development stage property with existing underground infrastructure based on current exploration activities and with further development planned and budgeted into 2026/27. However, a decision to proceed with construction has not been made and is subject to the approval of an EIA by Québec regulators, as well as mining licence and final investment decision by Gold Fields.
Windfall did not receive any fines during the year ended 31 December 2025 and no significant encumbrances on the property exist.
The Windfall project contains three lease agreements, including one industrial lease agreement for the ramp area, another industrial lease agreement for the camp area and a mine waste storage lease. Windfall comprises 325 individual claims covering an aggregate area of
14,299 hectares. The entire property, which includes Windfall, Urban Barry, Phoenix and Quévillon, covers 342,531 hectares. For the purposes of this Item 1304 disclosure, the area referred to as the Windfall Project Boundary includes the Expected Mineral Reserve and Mineral
Resource and the area subject to EIA approval. The area falling outside of the boundary of this property is included in non-core assets under
Item 1303. The EIA is expected to provide Gold Fields with a mining licence. Windfall does not currently have a mining lease and as such has no annual fees or expiry date. See “– Information on the Company – Summary Disclosure of Mining Operations Pursuant to Item 1303 of
Regulation S-K under the Securities Act”.
Operational Infrastructure
The Windfall Project as defined by the boundary gold and silver deposits comprise three primary zones: Lynx (Lynx zone), Main and Underdog
(Main zone). The Main zone is the western portion of the planned mining area and the Lynx zone is the eastern portion. The zones are currently accessed by three ramp systems, with two surface portals for transportation and material haulage. The ramps and level accesses
(up to the vent raise access) will allow the passage of haulage trucks as well as secondary ventilation ducting and service piping. The present condition of the existing property, equipment, facilities and infrastructure is reasonably new. The fleet and equipment is expected to be modern and fit for purpose when the project is sanctioned. The investment study will itemise the required surface and underground infrastructure requirements. Gold Fields is expecting to progress with modern infrastructure.
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
Geology
The host Urban-Barry greenstone belt comprises mafic to felsic volcanic rock with lesser sedimentary formations cross-cut by several east and east-northeast trending deformation zones. The Windfall Project as defined by the boundary is located along the Mazères deformation zone, a regional scale east-northeast trending ductile deformation zone interpreted to be a second-order structure to the east-west Urban deformation zone.
Three major regional deformation events are observed to have affected the Windfall Project as defined by the boundary deposit. These include: folding (D1); north to east-northeast trending faults, shear zones and tectonic fabric (D2); and late north-trending brittle faulting (D3).
Also, at the deposit scale prior to the D1 deformation event, a period of extension is interpreted to have occurred during the emplacement of the pre-mineralisation and post-mineralisation QFP dike complex. Extensional structures formed during this event also controlled the emplacement of gold mineralisation.
Vein-type and replacement-type are the two dominant styles of gold mineralisation observed at the Windfall deposit. In addition, numerous remobilised gold veins crosscut these features.
Mineral Reserves and Mineral Resources
Gold Fields has not disclosed Mineral Reserves and Mineral Resources for Windfall Project as defined by the boundary as at
31 December 2025 as the property is not considered material to its business and financial condition.

62
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
Assumptions are used to define whether portions of resource models are potentially economic to extract. These assumptions or modifying factors may be measures such as metal price, anticipated mining costs, cost of capital country discount rates, exchange rates and others.
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
Gold Fields’ Mineral Resources and Mineral Reserves estimates are subject to internal Qualified Persons reviews administered by the Group
Technical team and cyclically by external and independent experts.
Gold Fields follows an embedded process of third-party reviews to provide expert independent assurance regarding the Mineral Resources and Mineral Reserves estimates and compliance to the appropriate reporting codes.
In line with Gold Fields’ policy that each operation or material project will be reviewed by an independent third party on average no less than once every three years, or when triggered by a material new Mineral Resource and/or Mineral Reserve declaration, the following operations were subject to external review during 2025: Tarkwa and Salares Norte. Tarkwa was scheduled for external review in 2024, which was completed in 2025. SRK Consulting (Australasia) Pty Ltd (SRK) conducted an independent audit of the Tarkwa Mineral Resource, and AMC
Consultants Pty Ltd Australia conducted the Tarkwa Mineral Reserve estimates review. Snowden/Optiro Datamine Chile conducted the
Salares Norte Mineral Resource and Mineral Reserve review. Auditor certificates have been issued for both mines and no material findings have been made. No material issues were identified in the estimation processes and LOM plans and Compliance Certificates have been issued by the independent consultants for these properties. The certificates state that the Mineral Resources exclusive of Mineral Reserves and Mineral Reserves have been estimated and reported in accordance with the SAMREC Code, which is substantially similar in its methodology to S-K 1300, and was conducted to an appropriate technical standard. Third-party audits are part of Gold Fields’ commitment to leading practices in Mineral Resource and Mineral Reserve estimation and reporting. Windfall Mineral Reserves and Mineral Resources were not disclosed in 2025, and the project is currently awaiting EIA approval, its mining licence and investment committee sanction. The Windfall external audit is also in progress and may be utilised when Gold Fields discloses Windfall’s maiden Mineral Resource and maiden Mineral
Reserve.
Completed Mineral Resource and Mineral Reserves are presented to Group Technical, Corporate Finance, Sustainable Development and the
Registrant’s executive committee. The disclosure is prepared and reviewed by the same team to ensure that the Mineral Resource and
Mineral Reserves are appropriately and accurately presented.
The materiality assessment based on SK 1301 is completed for all properties to establish if material to the registrant's overall business and financial condition.
Gold Fields confirms that Mr. Trueman is the Gold Fields-appointed QP for Mineral Resources and Mineral Reserves and has given written consent for the Gold Fields Mineral Resources and Mineral Reserves estimates. Mr. Trueman has also given written consent that the reporting of Mineral Resources and Mineral Reserves estimates in accordance with Subpart 1300 of Regulation S-K may be published in the form and context in which it was intended.

63
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
In Canada, Windfall is expected to follow the same underground mining process as the Australian underground operations described above.
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

64
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
Capital planning is formalised pursuant to Gold Fields’ capital investment and approvals process. Projects are categorised and reviewed in terms of total expenditure, return on investment, net present value and impact on AIC per ounce and all projects involving amounts exceeding
U.S.$40 million are submitted to the Board for approval. Material changes to the plans must be referred back to the Executive Committee and the Board. Post-investment reviews are conducted to assess the effectiveness of the capital approvals process and to leverage continuous improvement opportunities going forward.
Capital Expenditure
Gold Fields spent U.S.$1,398.5 million, U.S.$1,183.4 million, and U.S.$1,054.7 million in capital expenditure during fiscal 2025, 2024 and 2023, respectively.
The major expenditure items in fiscal 2025 were U.S.$97.9 million on ramp up capital while building up towards commercial levels of production as well as U.S.$71.1million on capital waste stripping at Salares Norte, U.S.$28.5 million on capital development and U.S.$27.0 million on equipment at the South Deep mine, U.S.$191.5 million on capital waste stripping at Tarkwa, U.S.$34.8 million on in-pit tailings at
Cerro Corona, U.S.$104.4 million on underground and open pit development and U.S.$114.2 million on the renewable energy project at St
Ives, U.S.$55.4 million on development at Agnew, U.S.$57.1 million on development of the Wallaby underground mine at Granny Smith and
U.S.$109.6 million on development at Gruyere.
The major expenditure items in fiscal 2024 were U.S.$340.5 million on project construction, capital waste tonnes and ramp-up capital at
Salares Norte, U.S.$28.2 million on capital development and U.S.$22.6 million on fleet replacement at the South Deep mine,
U.S.$168.5 million on capital waste stripping at Tarkwa, U.S.$15.3 million on the tailings storage facility at Cerro Corona, U.S.$123 million on underground and open pit development and U.S.$32.4 million on the renewable energy project at St. Ives, U.S.$40.8 million on underground development at Agnew, U.S.$44.1 million on development of the Wallaby underground mine at Granny Smith and
U.S.$68.6 million on waste stripping at Gruyere.
The major expenditure items in fiscal 2023 were U.S.$398.1 million on project construction, capital waste tonnes and ramp-up capital at
Salares Norte, U.S.$16.7 million on capital development and U.S.$19.3 million on fleet replacement at the South Deep mine, U.S.$166.1 million on capital waste stripping at Tarkwa, U.S.$6.3 million on tailings storage facility at Damang, U.S.$18.9 million on the tailings storage facility at
Cerro Corona, U.S.$55.7 million on underground and open pit development at St. Ives, U.S.$46.8 million on the underground and open pit development at Agnew, U.S.$31.1 million on development of the Wallaby underground mine at Granny Smith and U.S.$35.2 million on development at Gruyere.
For more information regarding Gold Fields’ capital expenditure, see “Annual Financial Report – Directors’ Report – Capital Expenditure”,
“Annual Financial Report – Management’s Discussion and Analysis of the Financial Statements – Liquidity and Capital Resources – Years
Ended 31 December 2025 and 31 December 2024”.
For a discussion of growth and sustaining capital expenditures, please see “Annual Financial Report – Management’s Discussion and
Analysis of the Financial Statements – All-in Sustaining and All-in Costs”.
AIC
Please see “Annual Financial Report – Management’s Discussion and Analysis of the Financial Statements – All-in Sustaining and All-in
Costs” for the Company’s historical AIC.
Processing
Gold Fields has nine active gold processing facilities (four in Australia, one in South Africa, two in Ghana, one in Chile and one in Peru).
The gold and silver processing facility at Salares Norte was commissioned, with commercial production achieved on 31 August 2025.
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
Gold Recovery
At most of Gold Fields’ operating gold plants, gold is extracted into solution by leaching with cyanide in agitated slurry tanks. The gold is then adsorbed onto activated carbon from the solution using either the CIL process or the CIP process. The activated carbon is removed from the tanks, eluted in pressurised columns and the gold is then recovered by electrowinning. The Salares Norte plant includes a Merrill Crowe gold recovery circuit prior to CIP, which recovers pregnant leach solution by 2-stage thickening, followed by zinc precipitation of the gold and silver in the clean solution. Windfall gold and silver is expected to be recovered in the CIP circuit.

65
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
On collection of the unrefined gold from an Australian Operating Company’s mine site, the relevant Australian Operating Company will sell the refined gold to authorised counterparties at a price benchmarked against the LBMA Gold PM Auction Price. All silver is sold to the Perth Mint at the LBMA silver price on the last business day of each month.
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
The MKS refinery in India will be the default designated refinery unless either party provides the other party with notice to the effect that a shipment of gold must be transported to MKS’s refinery in Switzerland, provided that MKS shall only be entitled to provide Gold Fields with such notice if: (i) the arrival date of the gold at the refinery will fall on a day other than a business day in India or during a period of weak physical demand for gold in India; or (ii) the Indian import regulations for the gold have materially and adversely changed. The risk of loss and/
or damage passes to MKS on delivery. Delivery is defined under the agreement as the delivery of the material by Gold Fields to the Delivery
Place (which is defined as the gold room of Gold Fields Ghana Ltd and Abosso Goldfields Ltd).
Once the gold has been refined, the Damang and Tarkwa operations shall be entitled to: (i) require MKS to purchase the refined gold; or (ii)
request a prepayment in respect of the refined gold. All sales are benchmarked against the afternoon LBMA Gold PM Auction Price. The
LBMA Gold Price is operated and administered by an independent third-party provider, ICE Benchmark Administration (the IBA), who was chosen following consultation with market participants. IBA provides the price platform, methodology, as well as the overall administration and governance for the LBMA Gold Price. The IBA’s platform provides an electronic, auction-based, tradeable, auditable and fully IOSCO-
compliant solution for the London bullion market.

66
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
Once the gold has been delivered to MKS, Gold Fields has the right to: (i) require MKS to purchase the refined gold; or (ii) request a prepayment for the refined gold. The pricing, in U.S. Dollar, can be based on either the spot price or on the London LBMA auction prices for the day, or by any mutually accepted pricing method.
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
Global Markets
Demand
According to the World Gold Council (WGC), in 2025, global gold demand increased by 1% to 5,002.3 tonnes. Investment demand (excluding
OTC) reached 2,175.3 tonnes in 2025, which was a 84% increase from the previous year. Demand for gold bars and coins increased 16% to
1,374.1 tonnes, while the annual increase in demand for gold ETF holdings was 801.2 tonnes (2024: -2.9 tonnes). OTC investment was volatile intra-year, but annual net impact was modest relative to headline ETF and gold bar and coin flows.  Central bank demand for 2025 was 863.3 tonnes. Demand for gold in technology saw a decrease of 1%, driven by demand for other industrial uses and dentistry, which were down by
5% and 7%, respectively. Jewellery consumption fell by 18% to 1,542.3 tonnes due to high prices.
Supply
Supply of gold consists of new production from mining, the recycling of gold scrap and releases from existing stocks of bullion. Mine production represents the most important source of supply, typically comprising approximately 75% each year. Annual demand requires more gold than is newly mined and the shortfall is made up from recycling. According to the WGC, total annual gold supply increased by 1% in 2025 to 5,002.3 tonnes. Mine production increased to 3,671.6 tonnes, while recycling activity increased 3% to 1,404.3 tonnes.
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
During 2023, the average price of gold was U.S.$1,941 an ounce. During 2024, the average price of gold was U.S.$2,388 an ounce, an increase of 23.0% compared to 2023. During 2025, the average price of gold was U.S.$3,439 an ounce, an increase of 44%. The gold price closed for 2025 at U.S.$4,325 an ounce. The price hit a high of U.S.$4,449 an ounce in December 2025, while the low was U.S.$2,633 in
January 2025.
Top Producers
Based on fiscal 2025 production, the first, second, third, fourth, fifth and sixth largest gold producers in the world were Newmont Gold
(5.89Moz), Agnico Eagle (3.45Moz), Barrick Gold (3.26Moz), Zijin Mining Group (3.17Moz), Navoi Mining & Metallurgical Company (3.16Moz) and
AngloGold Ashanti (3.09Moz), respectively. In fiscal 2025, Gold Fields was the seventh largest publicly listed gold producer in the world with attributable gold production of 2.3Moz.

67
Outlook and guidance for 2026
Gold Fields’ primary focus for 2026 remains ensuring safe, reliable and cost-effective delivery against our production plans and guidance for the year, which will provide the platform for continued progress of our strategic priorities.
Attributable gold-equivalent production for 2026 is expected to be between 2.400Moz and 2.600Moz (compared to 2.438Moz delivered in
2025). AISC is expected to be between U.S.$1,800/oz and U.S.$2,000/oz and AIC is expected to be between U.S.$2,075/oz and U.S.$2,300/
oz.
The exchange rates used for the 2026 guidance are: R/U.S.$16.00, U.S.$/A$0.70 and C$/U.S.$0.73. The metal price assumptions for the calculation of royalties and copper and silver by-products are: gold price U.S.$5,000/oz (A$7,100/oz, R2,450,000kg); copper price U.S.
$9,000/t and silver price U.S.$65/oz.
2026 is another year in which capital expenditure levels will remain elevated, given the capital budgeted for Windfall, as well as sustaining capital expenditure across the portfolio required to maintain the production base of the Group. Total capital expenditure for the Group for the year is expected to be U.S.$1,900 million and U.S.$2,100 million in 2026. Sustaining capital expenditure is expected to be U.S.$1,300 million and U.S.$1,400 million, while non-sustaining capital expenditure is expected to be U.S.$240 million and U.S.$340 million, with the largest component of this being the Windfall Project capital of C$495 million.
Guidance for 2026 remains unchanged from that provided at our Capital Markets Day in November 2025 for production. However, we have seen increases in AISC and AIC, driven primarily by the strengthening of exchange rates in Australia and South Africa as well as the impact of higher gold price on royalty payments. In comparison to the rates disclosed above, the exchange rates used at our Capital Markets Day were
R/U.S.$18.50, U.S.$/A$0.67 and C$/U.S.$0.71. The metal price assumptions for the Capital Markets Day were: gold price U.S.$3,872/oz and silver price U.S.$44/oz. The Capital Markets Day also excluded non-core assets (Cerro Corona and Damang).

68
Environmental and regulatory matters
Australia
Environmental
Gold Fields’ gold operations in Australia are primarily subject to the environmental laws and regulations of the State of Western Australia which require, among other things, that Gold Fields obtains necessary environmental approvals, environmental licences, works approvals and mining approvals to implement and carry out its mining operations. In addition, under the Environment Protection and Biodiversity
Conservation Act 1999 (Cth) (EPBC Act), it may be necessary to obtain separate approval from the federal government if any new project
(including some expansions of existing facilities) has, will have or is likely to have a significant impact on “matters of national environmental significance”. In November 2025, the Commonwealth Government of Australia passed several bills to reform the EPBC Act. Amongst other matters, the reforms require proponents to satisfy new “unacceptable impact”, “net gain” and national environmental standard tests to obtain approval for projects, create a new National Environmental Protection Agency and significantly increase penalties for offences against the
EPBC Act. While some aspects of the reform package are scheduled to commence on 1 July 2026, the commencement date for the vast majority has not yet been prescribed, as important supporting standards required to operationalise the reforms have not yet been finalised.
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
It is a requirement of the Western Australia Mining Act and a condition of its mining leases that prior to conducting any mining operations
(other than specific low impact activities), the relevant activities must be proposed in a mining development and closure proposal that is approved by the Minister for Mines. Gold Fields is obliged to submit the mining development and closure proposal in the prescribed manner and include detailed information relating to its proposed mining operations, the decommissioning of the proposed mine, the rehabilitation of the land and the closure outcomes to be achieved. Once approved, the Minister will issue an approvals statement that will record the conditions of the approval and the requirement to not do any activity other than activity in accordance with the approvals statement.
Gold Fields is also required to prepare and submit an Annual Environmental Report to DWER and Department of Mines, Petroleum and
Exploration (DMPE) under the conditions attached to its environmental approvals, licences and mining tenements, and submit a compliance assessment report to the Western Australian EPA.
During the operational life of its mines, Gold Fields is required by the conditions of its tenements and relevant approvals statements to prepare and update mine development and closure plans and a broader Mine Closure Plan, which make provisions for the ongoing rehabilitation of its mines and estimate the cost of closure obligations and post-closure rehabilitation and monitoring once mining operations cease. Under the Mining Rehabilitation Fund Act 2012 (WA), Gold Fields is required to pay an annual levy of 1% of an estimate of the cost per hectare to rehabilitate the land disturbed by Gold Fields’ operations into a mining rehabilitation fund administered by the DMPE. The funds held by DMPE are used to rehabilitate abandoned mines and are not refundable or reimbursable to the contributing entities for their own rehabilitation liabilities, which are expected to be separately funded.
Under the National Greenhouse and Energy Reporting scheme (NGER), Gold Fields has operational control over four Australian operations which have combined GHG emissions exceeding 50kt CO2e each fiscal year. Gold Fields is required to report as the registered “controlling corporation” for the purposes of the scheme.
Under the Climate Change Act 2022 (Cth), Australia set a national emissions reduction target of 43% below 2005 levels by 2030 and net zero by 2050 and established processes to review future targets in line with the goals of the Paris Agreement. In September 2025, Australia submitted its updated NDC under the Paris Agreement, which sets a goal to reduce GHG emissions by 62-70% below 2005 levels by 2035 and also reconfirmed Australia’s commitment to reach net zero by 2050. In 2023, reforms to the Safeguard Mechanism (SGM) commenced.
The reformed SGM operates as the Federal Government’s primary tool to limit emissions from large emitting facilities. Under the reforms, covered facilities must be designated with production-adjusted baselines, and the baseline decline rate that applies to most covered facilities is set at 4.9% per year to 2030. The SGM will be reviewed in 2026/2027, which may result in further changes to its scope and coverage. Both the Gruyere and Granny Smith mines are regulated under the SGM and as such, are subject to the changes to facility baselines. Where a facility’s emissions exceed its baseline, the facility will need to surrender Australian Carbon Credit Units (ACCUs) or SMCs. An SMC is a new
emissions offset instrument under the reformed SGM and will be created where a facility keeps its emissions below its baseline.
During the 2024/25 reporting year, Granny Smith’s and Gruyere’s respective facility-specific emissions factors, which is used in conjunction with industry average emissions factors to determine the production adjusted baselines under the reformed SGM framework, were approved by the Clean Energy Regulator (CER). The CER determined that Granny Smith and Gruyere had exceeded their SGM baselines by 16,661 and
77,158 t CO2-e, respectively. As a result, Granny Smith and Gruyere will need to rectify these excess positions by 31 March 2026 through surrendering the equivalent amount of ACCUs.
The amendments to the SGM and related ERF Rules (now known as the ACCU scheme) remove the ability to undertake future ERF projects that solely reduce covered emissions at SGM facilities and prevent existing projects from generating ACCUs from new activities that reduce covered emissions. Existing projects, such as the registered Granny Smith project will be grandfathered (i.e., will be able to continue to receive ACCUs during its crediting period), but Gold Fields will be unable to generate ACCUs from future projects or new activities which solely reduce covered emissions at its SGM facilities.

69
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
The grant of a mining tenement is generally at the discretion of the Minister, or a Mining Registrar or Warden, appointed under the Mining Act, and the conditions imposed on the grant of tenements relate to matters including the environment, payment of annual rent, compliance history and, for prospecting licences, exploration licences and mining leases, meeting the prescribed minimum annual expenditure commitments. If a tenement holder fails to comply with a condition of a mining tenement, the Minister or Warden may impose a fine or order that the relevant mining tenement be subject to forfeiture.
Royalties are payable to the state, based on the amount of ore produced or obtained from a mining tenement. A quarterly production report must be filed, and royalties are calculated ad valorem at a fixed rate of 2.5% of royalty value in respect of gold, and at other rates (depending on the relevant mineral) in respect of ore produced or obtained from a mining tenement in excess of 2,500 ounces of gold metal. The royalty value of gold is the amount of gold produced during each month in a relevant quarter multiplied by the average gold spot price for that month.
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
Most of Gold Fields’ tenements are currently subject to native title claims and/or a determination of native title. However, most of Gold Fields’
tenements were granted prior to 1 January 1994 and as such, are not generally required to comply with the aforementioned consultation or negotiation procedures. Recent guidance from the DMPE indicates that renewals of mining leases for a third term in Western Australia (which is at the discretion of the Minister) will be treated as “future acts”, requiring compliance with Native Title Act procedures unless consent has already been obtained from relevant native title parties.
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

70
South Africa
Environmental
Gold Fields’ South African operation is subject to various laws that relate to the protection of the environment. The South African Constitution,
NEMA and related pieces of legislation grant legal standing to a wide range of interest groups to bring legal proceedings to enforce environmental rights against private entities and the South African Government.
The DMPR is the competent authority for the mining industry to grant environmental authorisations under NEMA. The DFFE is the appeal authority for these authorisations. NEMA provides that every holder of a mining right will be responsible for any environmental liability due to pollution or ecological degradation as well as for the pumping and treatment of polluted or extraneous water and the management and sustainable closure thereof. If these obligations are contravened, the holder of a mining right and its directors may be held criminally liable.
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
These costs are collectively referred to as the “Financial Provision”. In fiscal 2022, an EMP performance assessment was undertaken at South
Deep, with no major findings raised. Gold Fields achieved an assessment score of 98%, similar to what was achieved in the prior performance assessment year. A final report has been submitted to the DMPR.
In 2015, the Minister of Forestry, Fisheries and the Environment published proposed amendments to the NEMA Regulations Pertaining to the
Financial Provision for Prospecting, Exploration, Mining or Production Operations (GNR 1147) (the Financial Provision Regulations of 2015). The
mining industry has been engaging the DFFE, through the MCSA, regarding the Financial Provision Regulations of 2015. Such engagements have resulted in further proposed amendments to the MCSA, and postponements to its enforceability. Due to various technical issues with the
Financial Provision Regulations of 2015, transitional arrangements under the regulations remain in effect. While the mining industry continues to engage with the regulator through the MCSA, in 2024, the Financial Provision Regulations of 2015 were amended to require compliance by no later than a date to be published in the Government Gazette. Until the publication of that date, Gold Fields will be deemed to be compliant with the Financial Provision Regulations of 2015 if it satisfies the provisions and arrangements regarding financial provisioning approved as part of the mining rights issued to the Company. As such, mining companies, including Gold Fields, must currently comply with approved
EMPs and the MPRDA with respect to the Financial Provision Regulations of 2015.
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
Gold Fields maintains water monitoring and audit programmes that align with the water use licence.
Under the National Environment Management: Air Quality Act, No. 39 of 2004 (AQA), the South African Government has established minimum emission standards for certain activities which result in air emissions and for which Atmospheric Emissions Licences (AELs) must be held; non-
compliance with these requirements is an offence. South Deep mine undertakes activities which result in atmospheric emissions, as provided for by the AQA. In 2022, the AEL that was previously granted to South Deep was renewed by the West Rand District Municipality. This AEL authorises South Deep to undertake smelting activities under AQA. The licence is due for renewal by the end of 2026.
The South African Carbon Tax Act (together with the South African Customs and Excise Act, which contains provisions related to the administrative arrangements for the collection of carbon tax revenues by the South African Revenue Service) that has been in effect since
2019 aims to reduce GHG emissions. The carbon tax rates were R190 and R236 per tonne of the carbon-dioxide equivalent of their GHG emissions for fiscal 2024 and fiscal 2025, respectively. On 1 January 2026, the carbon tax rate increased to R308 per tonne of carbon-dioxide equivalent of GHG emissions. Carbon tax rates were effectively moderated and significantly reduced by a suite of allowances, such as a basic tax-free allowance and a carbon offset allowance for combustion emissions. The offset allowance increased by 5% to 15% effective 1 January
2026. In addition, it has been proposed that the basic tax-free allowance utilised by mining companies will be retained to 31 December 2030.
On 18 July 2024, the President of South Africa assented to the Climate Change Act 22 of 2024 (Climate Change Act). Certain sections of the
Climate Change Act came into effect in March 2025. However, Section 27 of the Act, which introduces carbon budgets on mining companies, is yet to be proclaimed into law. When proclaimed, mining companies will be required to prepare and submit GHG mitigation plans for approval by the Minister of Forestry, Fisheries and the Environment. Once approved, mining companies will be required to remain within their allocated carbon budget and GHG mitigation plans. Failure to do so may result in administrative fines and criminal liability, and it is likely that the Carbon Tax Act will be amended to impose higher rates of carbon tax on any carbon emissions exceeding the relevant carbon budget.
For more information regarding the Carbon Tax Act, see “– Risk Factors – Increasing regulation of environmental and sustainability matters such as greenhouse gas emissions and climate change may materially adversely affect Gold Fields’ operations and increase its operating costs”.
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

71
Health and Safety
The South African Mine Health and Safety Act No. 29 of 1996 (Mine Health and Safety Act) requires employers and others to ensure their operating and non-operating mines provide a safe and healthy working environment, as far as reasonably practicable. Every employer must also ensure, as far as reasonably practicable, that persons who are not employees, but who may be directly affected by the activities at a mine, are not exposed to any hazards to their health and safety. The Mine Health and Safety Act provides for penalties and administrative fines for non-compliance with its provisions. The Mine Health and Safety Act authorises the Mine Health and Safety Inspectorate to restrict or stop work at any mine and requires an employer to take steps to minimise health and safety risks at any mine and to impose administrative fines on an employer in the event of a breach of the Mine Health and Safety Act. The maximum administrative fine that may be imposed is
R1 million per offence. Any person, including an employer, who fails to comply with a provision of the Mine Health and Safety Act commits an offence and may, if successfully prosecuted, be fined or imprisoned, or both. In 2022, the DMPR published a Mine Health and Safety
Amendment Bill. The industry and the MCSA commented on this bill. In 2024, the Minister of Mineral and Petroleum Resources issued a notice of intention to introduce the Mine Health and Safety Amendment Bill of 2024. If it comes into force, this bill would create more stringent requirements in the areas of employee training, CEO oversight in relation to performance under the Mine Health and Safety Act, and significant increases in the fines and penalties, particularly where contraventions result in a fatality or serious injury.
The principal health risks associated with Gold Fields’ mining operations in South Africa arise from occupational exposure and community environmental exposure to silica dust, noise, heat and certain hazardous substances, including toxic gases, water, soil or air contamination and radioactive particulates. The most significant occupational diseases affecting Gold Fields’ workforce include lung diseases (such as silicosis, tuberculosis, a combination of the two and chronic obstructive airways disease) as well as noise induced hearing loss. The
Occupational Diseases in Mines and Works Act, No. 78 of 1973 governs the payment of compensation and medical costs related to certain occupational diseases, such as silicosis, contracted by persons employed in mines or at sites where activities ancillary to mining are conducted. See “– Risk Factors – Gold Fields’ operations are subject to extensive environmental and health and safety laws and regulations, which could impose additional costs and compliance requirements and Gold Fields may face operational disruptions, claims and liability for breaches, or alleged breaches, of such regulations and other applicable laws”.
Silicosis and Tuberculosis Settlement
In 2018, a group of six South African mining companies, including Gold Fields, concluded a settlement agreement with the claimant attorneys in a Silicosis and Tuberculosis class action. The Tshiamiso Trust was established to carry out the terms of the settlement agreement and is responsible for ensuring that all eligible current and former mineworkers across southern Africa with Silicosis or work-related Tuberculosis
(or their dependants where the mineworker has passed away) are compensated. By 9 February 2026, the Trust had paid out over R2.5 billion
(U.S.$150 million) to approximately 26,000 industry claimants.
Gold Fields has provided for the estimated cost of the above settlement based on actuarial assessments and the provisions of the silicosis and tuberculosis class action settlement agreement. At 31 December 2025, the provision for Gold Fields’ share of the settlement of the class action claims and related costs amounted to U.S.$5.7 million (R94.6 million). The nominal value of this provision is U.S.$6.5 million (R107.4 million). The ultimate outcome of this matter, however, remains uncertain, with the number of eligible workers (or their dependents)
successfully submitting claims and receiving compensation being uncertain. The provision is consequently subject to adjustment in the future.
See “Annual Financial Report – Notes to the consolidated financial statements – Note 39. Contingent liabilities”.
Mineral Rights
The MPRDA
The MPRDA, is the primary legislation regulating the mining industry in South Africa. Under the MPRDA, the South African Government is the
custodian of South Africa’s mineral and petroleum resources and has a duty to administer these resources for the benefit of all South Africans.
As a consequence, private ownership of minerals has been extinguished and owners of the surface rights to land have no claim to the minerals found in, on or under the surface of their land. The DMPR is the government body which implements and administers the MPRDA.
A company seeking to exploit mineral resources in South Africa is required to first obtain the appropriate right under the MPRDA. The Minister of Mineral and Petroleum Resources in South Africa is authorised to grant or refuse applications for rights under the MPRDA. After a mining right is granted under the MPRDA and registered pursuant to the Mining Titles Registration Act, No. 16 of 1967, the holder has a limited real right in respect of the mineral and the land to which such right relates.
Under the MPRDA, the holder of a mining right must comply with the terms of the right, the provisions of the MPRDA, the environmental authorisation (issued under the NEMA), the mining work programme and the SLP approved as part of the right. The SLP places obligations on the mining right holder to, among other things, train employees of the mine in accordance with prescribed training methodologies, achieve employment equity and human resource development in the mining company, improve housing and living conditions of employees and set up local economic development projects. Compliance with each of the provisions of the MPRDA, environmental authorisation, mining work programme and SLP is monitored by submission of periodic returns and reports by the holder of the right to the DMPR. A mining right can be suspended or cancelled if the holder operates in breach of the MPRDA, a term or condition of the right or an environmental authorisation, or if the holder of the right submits false, incorrect or misleading information to the DMPR.
Gold Fields actively carries out mining activities in South Deep under the MPRDA. Gold Fields’ SLP for the 2020 to 2024 period was approved by the DMPR, and the 2025 to 2029 SLP has been provisionally approved, subject to publishing the document in two local languages and submitting proof thereof to the DMPR.
The 2018 Mining Charter
The 2018 Mining Charter (as read with the Implementation Guidelines for the 2018 Mining Charter), among other things, sought to link mining rights with empowerment obligations. It is widely considered that the 2018 Mining Charter failed to bring about the legal certainty in the
South African mining industry that it was intended to create.
In 2021, following the filing of an application by the MCSA, the Gauteng Division High Court issued a judgement addressing certain key elements of the MCSA’s application and set aside a number of specific clauses of the 2018 Mining Charter. Following the judgement, the
DMPR indicated that it intends to consider steps to achieve the empowerment objectives through amendments to the MPRDA. Gold Fields will be required to provide evidence that it relies on the 2018 Mining Charter as a policy document and that it will use its best endeavours to comply with the provisions that have not been set aside by the court.

72
In May 2025, the DMPR published a draft MPRDA Amendment Bill for comment, and the period for public consultation thereon closed in
August 2025. While there have been no further developments, the MPRDA Amendment Bill, as published, proposes that the empowerment obligations placed on mining companies be contained in regulations that would replace the 2018 Mining Charter. This likely would create greater certainty with regard to the empowerment obligations of mining companies. The industry through the MSCA has provided comments to the DMPR, which have been received favourably. The draft regulations have not yet been published or passed by the Parliament of
South Africa. The bill is expected to be tabled before Parliament by the second quarter of 2026.
See “– Risk Factors – Gold Fields’ mineral rights are subject to legislation, which could impose significant costs and burdens, certain ownership requirements and possible penalties or forfeiture for non-compliance, the interpretation of which could be the subject of dispute –
South Africa”.
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
The New Expropriation Act
On 20 December 2024, President Cyril Ramaphosa assented to the new Expropriation Act No. 13 of 2024 (New Expropriation Act). The New
Expropriation Act will come into effect and consequently be binding law at a future date which is yet to be proclaimed.
The New Expropriation Act repeals and replaces South Africa’s previous Expropriation Act, No. 63 of 1975 (Previous Expropriation Act), which was enacted prior to the promulgation of the South African Constitution. The New Expropriation Act generally provides for expropriation of land and other forms of property exclusively for public purposes and in the public interest, subject to just and equitable compensation as envisaged in Section 25 of the South African Constitution, allowing for expropriation of land with no compensation under certain limited conditions, outlined below.
Section 25 of the South African Constitution provides that land may only be expropriated for a public purpose or in the public interest and then only against payment of “just and equitable” compensation. Market value is only one of several factors that may be considered to determine the amount of compensation. The South African Government has historically and intentionally considered market value compensation for expropriating land under a “willing-buyer-willing-seller” model, being the model employed in the previous Expropriation Act.
The New Expropriation Act introduces the constitutional “just and equitable” formulation into statutory law and may signal an intention to depart from a market-based standard of compensation in favour of a just and equitable standard.
The New Expropriation Act further provides that expropriation without compensation may be just and equitable where land is expropriated in the public interest if, amongst other things:
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
While the New Expropriation Act is not yet binding law, it has generated a significant amount of litigation by interest groups seeking to challenge its constitutionality. The outcome of such litigation remains pending. It is likely that the various challenges to the New Expropriation
Act will only be resolved in the Constitutional Court.

73
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
Exchange control approval is required for Gold Fields and its South African subsidiaries to receive and/or repay loans to non-residents of the CMA.
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
Ghana
Environmental
Environmental laws and regulations in Ghana have their roots in the 1992 Constitution (Ghanaian Constitution) which charges both the state and others with a duty to take appropriate measures to protect and safeguard the environment. Mining companies are required under the
Environmental Protection Act, 2025 (Act 1124) (EPA Act) which repealed the Environmental Protection Agency Act, 1994 (Act 490), the
Environmental Protection (Environmental Assessment) Regulations, 2025 (L.I. 2504) and Water Use Regulations, 2001 (L.I. 1692) to obtain all necessary environmental approvals from the Environmental Protection Authority (Ghanaian EPA), a body set up under the EPA Act, and, where applicable, a water use permit from the Water Resources Commission, before undertaking mining operations. There are further requirements under the Minerals and Mining (Health, Safety and Technical) Regulations, 2012 (L.I. 2182) to obtain the necessary operating permits from the
Inspectorate Division of the Minerals Commission for the operation of mines. The Minerals and Mining Act, 2006 (Act 703) also requires that mining operations in Ghana comply with all other laws for the protection of the environment. Non-compliance with the provisions of these laws could result in the imposition of fines and, in some cases, a term of imprisonment.
Under the relevant environmental laws and regulations, mining operations are required to undergo an environmental impact assessment process prior to commencing operations. The environmental impact assessment includes the submission of an environmental impact statement, a reclamation plan and a decommissioning/closure plan. Environmental Management Plans (EMPs) are prepared and submitted to the Ghanaian EPA for its approval 18 months after the initial issuance of the permit and then every three years thereafter. Damang submitted its revised EMP to the Ghanaian EPA in September 2023 for the 2023-2026 period, and has received the environmental certificate from the
Ghanaian EPA. Tarkwa’s EMP expired in January 2025, and Tarkwa submitted its revised EMP in December 2024, for the 2025-2028 period.
Tarkwa has paid the requisite processing and permit fees, and is awaiting the issuance of the new certificate by the Ghanaian EPA.
The laws also require mining companies to rehabilitate land disturbed by mining operations pursuant to a reclamation security agreement
(RSA) between mining companies and the Ghanaian EPA based on the cost estimate of the reclamation plan and approved work plan. Mining companies are required to post a bond based on the approved cost estimate of the reclamation. RSAs typically require mining companies to secure a percentage (typically between 50% and 100%) of the current estimated rehabilitation costs by posting reclamation bonds underwritten by banks and restricted cash. Gold Fields’ Damang and Tarkwa mines secure a percentage of their total mine closure liability through bank-underwritten reclamation bonds and cash reserves. RSAs also require mining companies to have an environmental cost reclamation plan, which includes two cost estimates, namely the cost of rehabilitating the mining area at the end of the life of the mine as well as the cost of rehabilitating the mine as at the date of the reclamation plan. These estimates are reviewed annually and updated every two years. Mining companies must include an update on their rehabilitation completion progress in their annual environmental reports.
The estimated cost of rehabilitating the Damang mine in 2024, as stated in the last reclamation plan approved by the Ghanaian EPA, was
U.S.$27 million. Abosso has secured this amount through a cash-backed reclamation bond underwritten by its bank. This amount will be updated to reflect the position at the time of the planned handover of the mine to the Government of Ghana in April 2026 and is expected to be paid to the Government of Ghana as part of the transition process.
Under the Environmental Protection (Environmental Assessment) Regulations, 2025 (L.I. 2504), all environmental liabilities are automatically transferred to a new owner upon the acquisition, merger, takeover or transfer of a permitted undertaking. The new owner must commit to assuming environmental and social liabilities of the mine. The Ghanaian EPA is only required to release a reclamation bond to a previous owner once the new owner posts a new reclamation bond. Gold Field’s Tarkwa mines maintain bank-underwritten reclamation bonds and restricted cash to secure a percentage of their total mine closure liability.

74
In response to the threats posed by climate change and in line with its obligations as a party to the United Nations Framework Convention on
Climate Change (UNFCCC), the Ghanaian government has at various times implemented climate change policies and initiatives including the
National Climate Change Adaptation Strategy (NCCAS, 2012), the National Climate Change Policy (NCCP, 2013), the NDC under the Paris
Agreement (2020-2030) dated September 2021, and the National Climate Change Master Plan Action Programmes for Implementation.
Ghana has committed to reducing its GHG emissions and climate adaptation in several priority sectors under its NDC, including mass transit, infrastructure, land use and food production, energy, and forest and water resources management. Ghana’s present NCCP provides a defined pathway for dealing with the challenges of climate change within the current socio-economic context and looks ahead to the opportunities and benefits of a green economy. Under the EPA Act, the EPA must collaborate with stakeholders to: (i) formulate climate change response plans and integrate climate change responses into national, sectoral and district plans; (ii) support adaptation plans to enhance resilience of human and ecological systems; (iii) establish data systems for adaptation planning and implementation; (iv) support low emission development measures and minimise mitigation policy impacts; and (v) facilitate stakeholder capacity development through public awareness and behavioural changes.
Health and Safety
A mining company is statutorily obliged to, among other things, take steps to ensure that the mine is managed in accordance with applicable legislation, including the Minerals and Mining (Health, Safety and Technical) Regulations, 2012 (L.I 2182), to ensure the safety and wellbeing of its employees. Additionally, both the Damang and Tarkwa mines are required, under the terms of their respective mining leases, to comply with the reasonable instructions of the Chief Inspector of Mines regarding health and safety at the mines. A violation of the provisions or failure to comply with the reasonable instructions of the Chief Inspector of Mines or the Minerals Commission could lead to, among other things, an improvement or prohibition notice or a shutdown of all or a portion of the mine. The Damang and Tarkwa mines have potential liability arising from injuries to, or deaths of, workers, including, in some cases, workers employed by their contractors. Ghanaian law contains provisions for workers’ compensation to be paid out by employers for injuries and fatalities to workers. Workers, or their personal representatives, may in turn enforce their right to compensation. Both companies’ allotted insurance for health and safety claims and the relevant workers’ compensation may not fully cover them in respect of all liability arising from any future health and safety claims, since employees may still resort to other claims through the courts and/or legal system.
Mineral Rights
The Minerals and Mining Act came into force on 31 March 2006. Although the Minerals and Mining Act repealed the Minerals and Mining Act,
1986 (PNDCL 153), and the amendments to it, the Minerals and Mining Act provides that leases, permits and licences granted or issued under the repealed laws will continue under those laws unless the Minister responsible for natural resources provides otherwise by regulation. It also provides that the Minister responsible for mines shall grant the extension of the term of a mining lease on conditions specified in writing as long as the holder of mineral rights has materially complied with its obligations under the Minerals and Mining Act. Gold Fields has applied for the extension/renewal of five mining leases with the Government of Ghana for concessions at its Tarkwa operation in the Wassa West
District in the Western Region of Ghana. While Gold Fields reasonably expects the applications will be renewed in accordance with law to permit the extraction of planned and future defined Mineral Reserves as its operations are materially compliant with the relevant legislative requirements, there can be no assurance that such leases will be renewed on the same or similar terms, or renewed at all. See “– Risk Factors
– Gold Fields’ mineral rights are subject to legislation, which could impose significant costs and burdens, certain ownership requirements and possible penalties or forfeiture for non-compliance the interpretation of which could be the subject of dispute – South Africa”.
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
In 2016, the Parliament of Ghana ratified Development Agreements between the Government of Ghana and each of Abosso and Gold Fields
Ghana. The Abosso Development Agreement expired on 18 April 2025. The Gold Fields Ghana Development Agreement provides for, among other things, a fixed corporate tax rate of 32.5% and exemption from certain import duties. In addition, Gold Fields pays royalties on a sliding scale, replacing the statutory fixed rate. Under the Gold Fields Ghana Development Agreement, Gold Fields committed to pay compensation for assets used at Tarkwa since the divestiture of the Ghanaian State Gold Mining Company and, in years where a dividend is not declared and paid, to make a payment of 5% of profits after tax in the relevant year to the government (which will be offset against the eventual dividend payment). The compensation due in respect of State Gold Mining Company assets has been fully paid by Gold Fields.
Since July 2025, stakeholder engagement has taken place regarding proposed legislative reforms in Ghana that may affect future mining contracts. The proposed changes to the Minerals and Mining Act include repealing the development agreement provisions, reducing mineral right tenures from 30 to 15 years (each renewable for a maximum of 10 years), capping stability periods at 5 years, requiring dispute submission to the High Court of Ghana instead of the United Nations Commission on International Trade Law, and mandating community development. Companies that fail to meet environmental, social or production obligations may lose their automatic lease renewal rights.
The Minister has indicated that the proposed reforms would affect future contracts while honouring existing agreements. Consequently,
Gold Fields Ghana's Development Agreement may not be renewable after expiry in April 2027, and its mining leases expiring in 2027 may receive shorter renewal terms. In addition, the Government of Ghana may seek to increase its free carried interest or otherwise increase its economic participation in mining projects, which could reduce Gold Fields’ ownership interest and adversely affect project economics.
Under the Ghanaian Constitution, any transaction, contract or undertaking involving the grant of a right or concession for the exploitation of any mineral, water or other natural resource of Ghana is subject to ratification by Parliament. In 2018, two members of Parliament filed a lawsuit against the Attorney General, the Minerals Commission and 35 companies, including Gold Fields, seeking a declaration that all such transactions between mining companies and the government of Ghana not ratified by Parliament constitute a constitutional violation. The plaintiffs sought an order for the recovery of such mineral resources from mining companies operating without parliamentary ratification.
Gold Fields maintains that it has complied with all statutory requirements and that the Minister of Lands and Natural Resources is responsible for presenting mining leases to Parliament for ratification. The Supreme Court of Ghana has yet to set a date for the hearing of the case, making the outcome of the litigation, and its impact on Gold Fields, difficult to predict. However, all of Gold Fields’ existing mining leases have now been ratified by the Ghanaian Parliament.

75
Under the Minerals and Mining Act, a mining lease remains valid until the application for the extension of the term is determined. In December
2024, Gold Fields applied for an extension of the Damang main mining lease, expiring on 18 April 2025, in accordance with applicable law.
In March 2025, Gold Fields was notified by the Ghanaian Minerals Commission that its application for extension had been rejected. Gold
Fields believes, based on applicable law and legal opinion which Gold Fields obtained from counsel, that the grounds for refusal set out in the notice of rejection lack merit in law. Following engagements between Gold Fields and the Government of Ghana, it was agreed that the
Damang main mining lease could be extended for one year. The Damang mining lease will now expire on 18 April 2026 after which the mine will be transitioned to the Government of Ghana. It is anticipated that the Lima South mining lease will be surrendered to the Government of
Ghana in April 2026 upon the expiration of the Damang main mining lease.
Gold Fields Ghana has six mining leases at its Tarkwa operation, five mining leases which are valid until April 2027, and one mining lease
(Teberebie) which is valid until 2043. In November 2025, Gold Fields submitted an application to the Ghanaian Minerals Commission to extend the five mining leases expiring in April 2027, in accordance with applicable law and the agreement reached with the Government of
Ghana in April 2025 in which Gold Fields agreed to submit its application with respect to the Tarkwa leases at the earliest opportunity.
The Government of Ghana has confirmed that the terms of the Tarkwa mining lease renewal will be subject to negotiations during 2026.
These negotiations have yet to commence.
Fiscal Regime
Several regulatory and statutory changes were made to Ghana’s fiscal regime in 2025, including, among others:
•The Value Added Tax Act, 2025 (Act 1151): This Act has repealed the Value Added Tax Act, 2013 (Act 870). In connection with the value added tax reforms, amendments to the National Health Insurance Act, 2012 (Act 852) and the Ghana Education Trust Fund Act, 2000 (Act
581) permit the National Health Insurance Levy and the Ghana Education Trust Fund Levy to be treated as deductible input tax. The
Covid-19 Health Recovery Levy Act, 2021 (Act 1068), which imposed a levy on the supply of goods and services and imports to raise revenue to support COVID-19 expenditure and related matters, has also been repealed. These changes may reduce the effective indirect tax burden on certain inputs used in Gold Fields’ operations in Ghana.
•Minerals and Mining (Royalties) Regulations 2025: In December 2025, legislation was introduced to increase the applicable gold royalty rate from a flat rate of 5% to a sliding scale of 5-12%. These changes will not apply to Damang and will not apply to Tarkwa until after April
2027.
•The Growth and Sustainability Levy (Amendment) Act 2025 (Act 1131) increased the levy on gold mining companies from 1% to 3% of gross production. The amendment also extends the levy’s application period from 2025 to 2028. Gold Fields Ghana remains protected under its
Development Agreement until April 2027, but Abosso became liable to pay the levy following the expiration of its Development Agreement on 18 April 2025. The Growth and Sustainability levy was subsequently reduced back to 1% in March 2026, following the implementation of the gold royalty changes.
In 2024, the GRA conducted a Transfer Pricing Audit for the years FY2020 to 2022 and issued its findings imposing a transfer pricing liability and interest on Gold Fields Ghana of approximately U.S.$3.7 million (including interest). Gold Fields Ghana has paid the tax liability component of approximately U.S.$2.2 million and continues to engage the GRA on the interest component of U.S.$1.5 million. Abosso incurred transfer pricing liability and interest of approximately U.S.$1.9 million. Abosso has paid the tax liability component of U.S.$1.1 million and continues to engage the GRA on the interest component of U.S.$0.8 million.
In October 2025, the Minerals Commission informed the Ghana Chamber of Mines that it would undertake a comprehensive physical and financial audit of the activities of all large mining companies. The Minerals Commission indicated that the objective of the audit was to ensure full compliance with mining and environmental laws and to strengthen transparency and accountability in the mining sector. In November
2025, the Minerals Commission suspended the audit until a later date.
Procurement
Under the Minerals and Mining (Local Content and Local Participation) Regulations, 2020 (L.I. 2431), holders of mineral rights are required to comply with specified procurement rules which require such holders to purchase goods and services from Ghanaian companies and publish a procurement plan setting out the goods and services that will be procured in Ghana. In January 2025, the Minerals Commission of Ghana
issued a new Procurement List pursuant to the Minerals and Mining (Local Content and Local Participation) Regulations, 2020 (L.I. 2431),
mandating that all open pit and underground mining activities in Ghana must be undertaken by local contractors. The effect of the new Local
Procurement List is to effectively prohibit owner mining in favour of contract mining.
At an Executive Council meeting of the Ghana Chamber of Mines held in November 2022, the Chief Executive Officer of the Minerals
Commission asked mining companies to pay penalties imposed for alleged breaches of local procurement regulations. Gold Fields paid a reduced penalty of approximately U.S.$1.7 million.
Under the Ghana Gold Board Act, 2025 (Act 1140), GoldBod was established as the sole entity authorised to buy, sell, assay, and export gold from artisanal and small-scale mining. GoldBod's authority does not extend to large-scale miners like Gold Fields Ghana and Abosso, but
GoldBod may purchase portions of their production under the government’s pre-emption rights exercised by the Minister responsible for
Mines under the Minerals and Mining Act. Gold Fields Ghana and Abosso maintain gold purchase arrangements with the Bank of Ghana, pursuant to which some of their gold productions are sold to the Government of Ghana. In February 2026, the Government of Ghana
announced the proposed Ghana Accelerated National Reserve Accumulation Policy which, among other matters, would require the mandatory sale of 20% of production by large scale miners as doré at a discounted price to the Government of Ghana. The implementation, scope and final terms of this policy remain subject to further clarification.

76
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
Under PNDCL 153 and the Minerals and Mining Act, the government has a further option to acquire a “special share” in a mining company for no consideration or in exchange for agreed upon consideration. This special share, if acquired, would entitle the government to attend and speak at any general meeting of shareholders, but does not carry any voting rights. In addition, the special share does not entitle the government of Ghana to distributions of profits of the company. The written consent of the government of Ghana is required to make any amendment to a company’s regulations relating to the government of Ghana’s option to acquire a special share.
Right of Pre-emption
Under the Minerals and Mining Act, the Minister of Lands and Natural Resources has the right of pre-emption over all minerals obtained in
Ghana and products derived from the refining or treatment of these minerals. In 2018, the Minister informed the Ghana Chamber of Mines of the Government of Ghana’s intention to exercise its right of pre-emption to acquire up to 30% of all gold mined in Ghana; however, no further action was taken at that time. In February 2026, the Government of Ghana announced the proposed Ghana Accelerated National
Reserve Accumulation Policy, which among other matters, provides for the potential mandatory sale of up to 20% of large-scale miners’
gold production in doré form to the Government of Ghana at a discounted price. Notwithstanding the right of pre-emption, the Ghanaian
Constitution provides protection from the deprivation of property and requires the government to make prompt payment of fair and adequate compensation where the government acquires private property on a compulsory basis.
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
In 2025, Gold Fields and the Bank of Ghana signed an amended Gold Purchase Agreement by which Gold Fields agreed to supply
100,000 ounces of gold, and subsequently, Gold Fields sold a total of 86,784.37 ounces of gold in 2025. In 2025, Abosso sold
16,952.72 ounces and Gold Fields Ghana has sold 69,831.65 ounces of gold to the Bank of Ghana, respectively.
Local Refinement
The government of Ghana has intended to undertake various interventions in relation to gold mining, including establishing a gold refinery in Ghana and to locally refine 30% of the gold produced in the country. Further, the government of Ghana proposed that members of the
Ghana Chamber of Mines contribute part of their production to enable a local refinery to meet a minimum 10-tonne requirement. Ghana’s wholly state-owned Precious Minerals Marketing Company Ltd (PMMC), which has been replaced by the new GoldBod, entered into a joint venture with Rosy Royals Minerals Limited of India to establish a refinery (Royal Ghana Gold Ltd), which is currently sourcing its gold from small scale gold producers, while it seeks London Bullion Market Association (LBMA) certification. The Ghana Chamber of Mines requires
LBMA certification as a pre-requisite for dealing with any local refinery. The discussions are ongoing, focusing on ensuring that a move to locally refined gold does not become detrimental to the mining industry. In 2024, the Royal Ghana Gold Refinery was commissioned and is expected to have a refining capacity of approximately 14,000 ounces of gold daily. On 20 January 2026, GoldBod entered into a gold refining agreement with Gold Coast Refinery Company Limited to refine one tonne of gold each week. Under the agreement, Gold Coast Refinery
Company Limited will process gold doré supplied by GoldBod into refined bullion before export. It is expected that this agreement will support efforts to align local refining operations with internationally recognised standards, including those of the LBMA.
Exchange Controls
Under Ghana’s mining laws, the Bank of Ghana or the Minister for Finance may permit the holder of a mining lease to retain a percentage of its foreign exchange earnings for certain expenses in bank accounts in Ghana. Under a foreign exchange retention account agreement with the government, and in line with the Gold Fields Ghana Development Agreement, Gold Fields Ghana is required to repatriate 30% of its revenues derived from the Tarkwa mine to Ghana and use the repatriated revenues in Ghana or maintain them in a Ghanaian bank account.
Mining companies are now permitted by the Bank of Ghana to sell foreign exchange to local commercial banks of their choice but are not permitted to engage in foreign exchange auctions.

77
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
In addition, for the modification of mining projects with an insignificant environmental impact, a Supporting Technical Report (STR), which is a simplified amendment to an EIA with a significantly shorter period of evaluation and approval, must be submitted to the authority. However, since 2020 it has not been possible to successively modify or expand the same mining component via an STR if the accumulated impact of the modifications can have significant negative environmental impacts with respect to those that were contemplated in the EIA. If this is the case, a modification of the EIA is required to be undertaken. La Cima has had fourteen STRs approved by the regulator for several project optimisations for Cerro Corona.
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
Water Quality Standards
Under Supreme Decree No. 15-2015-MINAM, holders of mining activities that were conducting environmental studies had to report to the
MEM on whether such instruments complied with the amended Peruvian ECA, or if they required an adjustment. In line with this requirement,
La Cima reported that its environmental study needed to be adjusted and submitted a response plan to the MEM. The response plan was approved by the MEM in September 2021. The approved plan must be implemented by La Cima to comply with the 2015 Supreme Decree within three years of approval. A new water treatment plant was constructed at La Cima as part of this implementation.
Detailed mine closure activities, including post-closure water treatment plans, must be submitted two years before mine closure, as required by Peruvian legislation. Based on the current LOM for La Cima, the detailed mine closure plan will be submitted in 2028 as operations are planned to end in 2030. Based on currently available information, it has been concluded that Cerro Corona is not in a position to calculate a reasonable and defensible cost estimate of the post-closure liability in relation to the management and, if required, treatment, of surface water run-off.
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

78
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
Following the approval of the ninth EIA update, Gold Fields has implemented public participation activities during project execution as committed in the public participation plan of the EIA.
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
The LGM establishes four types of concessions:

79
Mining Concessions
A mining concession is considered a real property interest, independent from any surface land located within the concession’s designated coordinates. Holders of large and medium scale mining concessions or of any pending claims for mining concessions must comply with payment of an annual mining good standing fee (Mining Good Standing Fee) of U.S.$3.00 per year per hectare in order to maintain the concessions in good standing. The payment starts from the year in which the claim was filed and must be paid for as long as the concessions are held. Holders of mining concessions are also required to meet minimum annual production targets prescribed by law, by no later than the end of the tenth year from the date of the grant, which have to be filed with the MEM. The minimum annual production targets are currently set at one fiscal payment unit (the UIT) per hectare per year. The UIT is adjusted annually and, for 2025, it was set at S/.5,350, approximately
U.S.$1,407. Titleholders are entitled to group multiple concessions into administrative economic units to comply with the minimum production requirement, provided certain conditions are met. Failure to attain the minimum production targets may result in certain penalties ranging from a monetary fine based on the percentage of minimum production up to the forfeiture of the mining concession.
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
Mining Royalty and Other Special Mining Taxes and Charges
Under Peru’s general taxation regime, the corporate tax rate is 29.5%, and the dividends tax rate applicable to non-resident shareholders of
Peruvian companies is 5%. In addition to general taxation, mining companies are subject to a special tax regime which comprises the Mining
Royalty Law, the Special Mining Tax Law and the Special Mining Charge Law. The Mining Royalty Law established payment of a mining royalty by owners of mining concessions for the exploitation of metallic and non-metallic resources. This mining royalty is determined by applying a sliding scale rate (ranging from 1% to 12% of sales) based on the quarterly operating profits of mining companies. Mining royalties are deductible for income tax purposes. The Special Mining Tax is payable by mining companies that have not executed a Mining Tax Stability
Agreement with the MEM and is calculated by applying a sliding scale of rates (ranging from 2.0% to 8.4%) based on the quarterly operating profits of the mining company and is deductible for income tax purposes. This Special Mining Tax applies to La Cima as Gold Fields has not executed a Mining Tax Stability Agreement with the MEM. The Special Mining Charge is similar to the Special Mining Tax but applies to mining companies that have executed a Mining Tax Stability Agreement with the MEM and the sliding scale of rates ranges from 4.00% to 13.12%
based on the quarterly operating profits of mining companies. The Special Mining Charge does not apply to La Cima.
In addition to the above, mining companies must contribute an amount equivalent to 0.5% of their annual income before taxes to fund the
Complementary Retirement Fund for Mining, Metal and Iron and Steel.
Mining companies are also required to pay an annual supervisory contribution to the OSINERGMIN and the OEFA to fund safety and environmental inspections. Set by supreme decree, the sum of both contributions may not exceed an amount equivalent to 1% of the total value of annual invoicing for concentrate sales, after deducting VAT. For fiscal year 2025, the contributions to OSINERGMIN and OEFA will be equivalent to .12% and .07% of the annual invoicing respectively.
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

80
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
The SMA also handles complaints related to non-compliance, imposing sanctions for violations of environmental regulations. SMA sanctions include issuing warnings, levying fines, and ordering the closure of mining operations. Violations are categorised based on severity, with serious infractions leading to substantial fines, revocation of permits, and operational suspensions. Serious breaches can incur fines up to
U.S.$10 million per infraction. The sanctioning process allows for due process by notifying offending companies and providing them the opportunity to defend and propose corrective measures.
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
The National Mining Policy 2050, approved in early 2023, sets ambitious targets for the mining sector, including a commitment to reduce emissions from large mining operations by at least 50% by 2030 and achieve carbon neutrality by 2040. It also includes plans for a zero-
emissions fleet and aims for 90% of electricity contracts to be sourced from renewable energy by 2030.
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

81
Special Tax Regime for Mining Companies in Chile
Chile has implemented a specialised tax framework for mining companies to reflect the unique characteristics of the sector, including the exploitation of finite and valuable natural resources.
Central to this framework is the Corporate Income Tax, known as the First Category Tax, set at a rate of 27% for businesses under the semi-integrated regime, levied on taxable income derived from company operations.
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
Other Permits and Regulations
The sectoral permitting system is considered one of the more complex aspects of mining project development in Chile due to overlapping regulations and multi-agency oversight. Recent legislative discussions aim to streamline permitting procedures while maintaining stringent environmental and social safeguards. This regime underscores Chile’s commitment to sustainable mining practices and regulatory compliance, ensuring that mining projects align with national development goals and international standards. To expedite the granting of permits, the New Sectorial Permits Framework (Law No. 21,770) was passed in 2025 to streamline authorisation procedures for regulated projects with the aim of increasing legal certainty, transparency and efficiency to support investment and sustainable productive development.
Other matters subject to regulation include soil quality, transportation of ore or hazardous substances, water use and discharges, power use and generation, use and storage of explosives, housing and other facilities for workers, reclamation, labour standards and mine safety and occupational health.

82
Directors, senior management and employees
Directors

Name	Age	Position	Term expires(1)

Yunus G.H. Suleman	68	Non-executive Director	May 2026
Michael J. Fraser	60	Executive Director and Chief Executive Officer	May 2027
Alex T. Dall	38	Executive Director and Chief Financial Officer	May 2028
Alhassan Andani	65	Non-executive Director	May 2028
Zarina B.M. Bassa	61	Non-executive Director	May 2028
Maria C. Bitar	56	Non-executive Director	May 2028
Terence P. Goodlace	66	Non-executive Director	May 2026
John F. MacKenzie	57	Non-executive Director	May 2026
Shannon L. McCrae	54	Non-executive Director	May 2028
Jacqueline E. McGill	58	Non-executive Director	May 2028
Michael I. Rawlinson	56	Non-executive Director	May 2026
Philisiwe G. Sibiya	49	Non-executive Director	May 2026
Carel A.T. Smit	63	Non-executive Director	May 2027
Notes:
(1)Terms expire on the date of the annual general meeting in that year for newly appointed directors and, the other directors, within a three-year period after their first election.
Executive Directors
Michael J. Fraser (60) BCom and MBL, University of South Africa, Advanced Management Program, Harvard University
Executive Director and Chief Executive Officer. Mr. Fraser joined Gold Fields as CEO on 1 January 2024. Prior to joining Gold Fields, Mr. Fraser was the CEO of Chaarat Gold, an AIM-listed junior gold miner. Mr. Fraser joined the mining sector in 2000 at Billiton PLC prior to the merger with BHP. In 2009, he became the head of the Mozal Aluminium Smelter project in Mozambique and thereafter was appointed the group’s
President of Human Resources. In 2015, when BHP created South32, Mr. Fraser became President and Chief Operating Officer of its global aluminium, nickel and South African manganese and energy coal businesses.
Alex T. Dall (38) CA (SA), Bachelor Business Science, PGDA, University of Cape Town
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
Non-Executive Directors
Yunus G.H. Suleman (68) BCom, University of KwaZulu-Natal (formerly Durban Westville); BCompt (Hons), University of South Africa, CA
(SA), CD (SA)
Mr. Suleman was appointed as a non-executive director of Gold Fields with effect from 1 September 2016, and Chair of the Board with effect from 1 June 2022. Mr. Suleman also serves as the Chair of Liberty Holdings Ltd and Liberty Group Limited. He has over 36 years’ experience in the accounting and auditing profession, including as Chair of Albaraka Bank Limited, Chair of KPMG South Africa, and managing partner of
Arthur Andersen’s audit and consulting practice in Nigeria as well as its South Africa audit practice. Mr. Suleman has announced his retirement as non-executive director and Chair of the Board, with effect from 21 May 2026.
Alhassan Andani (65) MA Banking and Finance, Finafrica Institute, Italy; BSc Agriculture, University of Ghana
Mr. Andani was appointed as a non-executive director of Gold Fields with effect from 1 August 2016. He is currently a Founding Partner at
LVSafrica Limited, and a board member at Stanbic Holdings and Teachers Fund of the Ghana National Association of Teachers (GNAT).
Mr. Andani has over 35 years’ experience in corporate and investment banking. He previously served as CEO of Stanbic Bank Ghana, prior to which he was the deputy managing director and executive director of corporate and investment banking at Barclays Bank Ghana.
Zarina B.M. Bassa (61) CA (SA); Post Graduate Diploma in Accounting, University of Durban Westville; Bachelor of Accounting, University of
Durban Westville
Ms. Bassa was appointed as a non-executive director of Gold Fields with effect from 2 August 2024. She is currently a non-executive director of the JSE Ltd and ABSA Group Limited. She previously served on the boards of Investec Plc and Investec Ltd, Woolworths Holdings, Kumba
Iron Ore, Mediclinic International, Oceana Group, Mercedes Benz SA, Sun International, Vodacom South Africa and the Financial Services
Board. Ms. Bassa is a Chartered Accountant, and was a partner of Ernst & Young, after which she joined the Absa Group in 2002, where she served as an executive director of Absa Bank. She has chaired the Independent Regulatory Board for Auditors and the Auditing Standards
Board and has served on the boards of the South African Institute of Chartered Accountants and the Accounting Standards Board.
Maria C. Bitar (56) BA (Economics) Dartmouth College; MBA, Universidad de Chile and Tulane University
Ms. Bitar was appointed as a non-executive director of Gold Fields with effect from 1 May 2022. She is President of Azerta, one of Chile’s and
Peru’s leading strategic communications and public affairs agencies. She is also a director of ENAEX S.A. Ms. Bitar has 28 years of experience working as a consultant, specialising in public affairs, crisis management, communications and sustainability. She has more than 17 years of board experience in large publicly traded companies in Chile and abroad with experience working within the mining sector.
Terence P. Goodlace (66) MBA University of Wales; BCom, University of South Africa; NHDip and Ndip (Metalliferous Mining)
Witwatersrand, Technikon; MDP, University of Cape Town
Mr. Goodlace was appointed as a non-executive director of Gold Fields with effect from 1 July 2016. He is Chair and director of Kumba Iron
Ore Limited. Mr. Goodlace’s mining career has spanned more than 46 years, including more than 17 years of board experience across multiple organisations. Mr. Goodlace has worked with both open pit and underground mines in South Africa, Ghana, Venezuela and Peru.
He previously held Executive Vice-President and Chief Operating Officer roles at Gold Fields and spent 28 years with the Company.
Mr. Goodlace has also served as the CEO of Impala Platinum Holdings Limited and CEO of Metorex Limited.
John F. MacKenzie (57) BSc, Mining Engineering, MSc, Mining Engineering, University of the Witwatersrand; MBL, University of South
Africa, AMP Harvard Business School

83
Mr. MacKenzie was appointed as a non-executive director of Gold Fields with effect from 1 August 2025. Born and raised in South Africa,
Mr. MacKenzie started his career with Anglo American where he gained deep operational and leadership exposure across a range of commodities, including gold, coal, nickel, zinc and copper. He has extensive experience in both executive and non-executive roles and various board committees. Mr. MacKenzie has over 35 years’ experience across both operational and investment roles in the mining and metals sector and has extensive international experience, including in emerging markets. He is also the founder and non-executive chair of
Capstone Copper Corp. Mr. MacKenzie will become Chair of the Board, with effect from 21 May 2026.
Shannon L. McCrae (54) BSc (Hons), Geology, University of Western Ontario; P.Geo, Ontario; ICD.D, Directors’ Education Programme,
Institute of Corporate
Ms. McCrae was appointed as a non-executive director of Gold Fields with effect from 2 August 2024 and is also a director at Fuerte Metals and Major Drilling Group International Inc. Ms. McCrae is a professional geologist and mining executive with more than 25 years of experience in the resources industry, having held senior executive positions at Barrick Gold and De Beers Canada.
Jacqueline E. McGill (58) BSc Metallurgy, Murdoch University; MBA, La Trobe University; Honorary Doctorate, Adelaide University
Ms. McGill was appointed as a non-executive director of Gold Fields with effect from 22 November 2021. She currently serves on the boards of New Hope Corporation and 29 Metals, as Chair of the Sustainability Committee for both, and was previously a board member and Chair of the Technical Committee for Mineral Resources. Ms. McGill has more than 30 years of operational leadership experience in the mining and resource sectors, having held several executive level roles with BHP.
Michael I. Rawlinson (56) BSocSci (Hons) (Economics), University of Birmingham; MSc, Environmental and Resource Economics, University
College London
Mr. Rawlinson was appointed as a non-executive director of Gold Fields with effect from 1 August 2025. Mr. Rawlinson brings 25 years’
experience in the mining and metals industry, underpinned by a strong foundation in finance, strategic advisory, M&A, capital markets, and board governance, after spending his early career as an equity analyst and investment banker. Mr. Rawlinson is experienced in both executive and non-executive roles in both listed and unlisted companies.
Philisiwe G. Sibiya (49) BCom (Hons), University of Natal CA (SA)
Ms. Sibiya was appointed as a non-executive director of Gold Fields with effect from 1 March 2021. Ms. Sibiya serves as the board chair of
AECI Limited. Ms. Sibiya has nearly 20 years of management experience within Africa, including previously as CFO at MTN South Africa and
CEO for MTN Cameroon, the first woman appointed to a CEO position by the MTN Group.
Carel A.T. Smit (63) B.Compt, CTA, University of the Free State; Higher Diploma in Tax Law, University of the Witwatersrand, CA (SA)
Mr. Smit was appointed as a non-executive director of Gold Fields with effect from 1 June 2023. He spent 35 years with KPMG, including as its Head of Energy and Natural Resources in Africa, and has extensive experience in audit, tax and advisory with a strong focus on the mining sector across Africa, South America, and Australia.
Executive Committee
Kelly Carter (47) LLB (Hons), University of Bristol, UK; GAICD
Executive Vice-President: Legal and Governance. Ms. Carter joined Gold Fields in 2011, holding prior roles in legal, compliance, and corporate affairs as part of the Australian executive team prior to her current appointment in 2023. Ms. Carter is a dual-qualified lawyer having over
25 years’ legal experience in both the UK and Australia, with an extensive background across the gold and nickel sectors, including having served as board member and Chair of the Gold Industry Group.
Chris Gratias (53) HBA (Hons with Distinction), Ivey Business School, Western Ontario, Canada
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
Jongisa Magagula (43) B Bus Sci (Hons Finance), Accounting, Economics, Finance, University of Cape Town
Executive Vice-President: External Affairs. Ms. Magagula joined Gold Fields in 2023. Ms. Magagula has 20 years of mining and investment banking experience with a focus on the mining sector, having previously served as the Executive Director for Investor Relations and New
Business Development at African Rainbow Minerals.
Francois Swanepoel (53) BEng (Electrical and Electronic Engineering), University of Johannesburg; BSc (Information Technology),
University of Johannesburg
Chief Operating Officer. Mr. Swanepoel joined Gold Fields in 1991. Mr. Swanepoel has more than 30 years’ experience in mining and processing, obtained across Gold Fields’ operations in South Africa, Australia, Ghana, Peru and Chile in a range of operational, project and regional consulting roles. Mr. Swanepoel has been integrally involved in the conceptualisation and development of the Salares Norte operation in Chile, both as study manager and later as the Head of the Technical and Improvement team. In 2023, Mr. Swanepoel was appointed as Chief Technical Officer, and in August 2025 was appointed as Chief Operating Officer.
Mariette Steyn (53) B.Eng (Chem), University of Stellenbosch; MDP, Gordon Institute of Business Science
Executive Vice President: People & Sustainability. Ms. Steyn joined Gold Fields in 2024. Ms. Steyn has more than 30 years of operational, project and functional leadership and transformation experience in the resources sector across multiple operating jurisdictions, including
Australia, Southern Africa, and the Americas. Prior to joining Gold Fields, she held a number of senior leadership roles across projects, audit, risk, commercial and sustainability at South32 and BHP.
Jason Sander (52) Bachelor of Engineering (Hons), University of NSW
Chief Technical Officer (Acting). Mr. Sander is a Mining Engineer with 30 years of mining industry experience. Mr. Sander has over 20 years of experience with Gold Fields, most recently as Vice President – Mining & Long-Term Planning where he was responsible for the Group
Operating Plans and Reserve Competent Person across Gold Fields’ Portfolio. His prior experience includes senior positions across
Gold Fields. Mr. Sander brings extensive operational and technical experience and leadership across open pit and underground operations across gold, copper, nickel and iron ore mines in diverse operating models.

84
Company Secretary
Anré Weststrate (60) BJuris, University of Northwest and LLB, University of Northwest
Company Secretary. Ms. Weststrate joined Gold Fields as Company Secretary in 2020. Prior to joining Gold Fields, Ms. Weststrate was company secretary for SekelaXabiso CA Inc., and legal adviser and company secretary for EVRAZ Highveld Steel and Vanadium Limited.
Ms. Weststrate is an admitted advocate in the High Court of South Africa, and her prior experience includes a career in the public sector as a public prosecutor in the Departments of Justice and National Prosecuting Authority of South Africa.
Employees
The total number of employees, excluding employees of outside contractors who are not on Gold Fields’ payroll, as of the end of fiscal 2025 at each of the operations owned by Gold Fields as of those dates was:

	As of 31 December 2025	(1)(2)

Australia	2,036
South Africa	2,669
West Africa	784
Americas Chile	561
Americas Cerro Corona	388
Americas Canada	257
Corporate office	190	(3)
Total	6,885
Notes:
(1)For the total number of employees as of the end of fiscal 2025 and 2024, see “Integrated Annual Report – How We Create Value – Business Model”.
(2)The employee numbers presented do not include contractors who are not on the payroll. For the number of contractors at Gold Fields’ operations as of the end of fiscal 2025 and 2024, see “Integrated Annual Report – How We Create Value – Business Model”.
(3)Includes the Gold Fields offshore team reporting to the head corporate office and excludes non-executive directors.

85
Safety
The following tables set out the number of fatalities, serious injuries and the safety engagement rate for Gold Fields’ mining operations for the periods indicated. The safety engagement rate is determined by the number of safety engagements per 1,000 hours worked. For a discussion on Gold Fields’ safety initiatives, including its safety transformation plan, see “Integrated Annual Report – Chief Executive Officer’s Report –
Strategic pillar 1 – Ensuring safe and responsible production”.
Australia

	Year Ended 31 December
	2025	2024	2023

Fatalities	0	1	0
Serious Injuries	0	0	0
Safety Engagement Rate	10.02	8.33	9.75
South Africa

	Year Ended 31 December
	2025	2024	2023

Fatalities	0	1	0
Serious Injuries	3	1	4
Safety Engagement Rate	8.83	8.07	8.40
Ghana(1)

	Year Ended 31 December
	2025	2024		2023

Fatalities	0	0		2
Serious Injuries	3	2		2
Safety Engagement Rate	3.85	1.93	(1)	24.63
Peru

	Year Ended 31 December
	2025	2024	2023

Fatalities	0	0	0
Serious Injuries	0	0	0
Safety Engagement Rate	7.14	4.96	4.88
Note:
(1)The calculation methodology for Ghana was reviewed in fiscal 2024 to align it with other Gold Fields operations.
Chile(1)

	Year Ended 31 December
	2025	2024	2023

Fatalities	0	—	—
Serious Injuries	0	—	—
Safety Engagement Rate	10.2	—	—
Note:
(1)Data for Salares Norte is not available for 2023 and 2024, as the operation was in pre-commissioning phase during this period and was not tracked at the single project reporting level.

86
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
A list of the individuals and organisations holding, to the knowledge of management, directly or indirectly, 5% or more of its issued share capital as of 31 December 2025 is set forth below.

	Ordinary shares	Percentage

Beneficial owner
Public Investment Corporation	180,381,384	20.15%
To the knowledge of management, none of the above shareholders hold voting rights which are different from those held by Gold Fields’ other shareholders.
The table below shows the significant changes in the percentage of ownership by Gold Fields’ major shareholders, to the knowledge of
Gold Fields’ management, during the past three fiscal years.

	Beneficial ownership as of 31 December
	2025	2024	2023
	(%)	(%)	(%)

Beneficial owner
Public Investment Corporation	20.15	21.18	15.65
As of 1 February 2026, the issued share capital of Gold Fields consisted of 895,024,247 ordinary shares.
As of 27 February 2026, 719 record holders of Gold Fields’ ordinary shares, holding an aggregate of 147,266,012 ordinary shares (16%), including shares underlying Gold Fields’ ADRs, were listed as having addresses in the United States.
Related Party Transactions
Between 1 January 2026 and 30 March 2026, none of the directors, officers or major shareholders of Gold Fields or, to the knowledge of
Gold Fields’ management, their families, had any interest, direct or indirect, in any transaction or in any proposed transaction which has affected or will materially affect Gold Fields or its investment interests or subsidiaries, except as disclosed in “Annual Financial Report – Notes to the Consolidated Financial Statements – Note 44. Related Parties”, as required by IFRS Accounting Standards as issued by the
International Accounting Standards Board (IASB), including for fiscal 2025.

87
The listing
The Company’s shares trade on the Johannesburg Stock Exchange Limited (JSE) under the abbreviated name “GFIELDS” and the short code
“GFI”. The Company’s ADSs trade on the New York Stock Exchange (NYSE) under the trading symbol “GFI”.

88
Additional information
Memorandum of Incorporation
General
Gold Fields is a public company registered in South Africa under the Companies Act, which limits the liability of its shareholders, and is governed by its memorandum of incorporation, the Companies Act and the JSE Listings Requirements. Gold Fields’ registration number is
1968/004880/06.
On 8 April 2009, South Africa passed the Companies Act, which came into force on 1 May 2011. At the annual general meeting held on
14 May 2012, Gold Fields adopted a new memorandum of incorporation (the Gold Fields MOI) to replace its memorandum of association and articles of association adopted under the previous Companies Act 61 of 1973. Gold Fields amended the Gold Fields MOI at its annual general meetings on 9 May 2013 and on 24 May 2017 and intends to propose an amended MOI for approval at its annual general meeting to be held on 25 May 2026. The amended Gold Fields MOI conforms to the requirements of the Companies Act and the amended JSE Listings
Requirements.
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

89
In terms of the JSE Listings Requirements, a company may only undertake:
•a Specific Issue for Cash or a General Issue for Cash if approved by ordinary resolution of shareholders, except that an issue to related parties requires approval by special resolution;
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
At the annual general meeting held on 28 May 2025, Gold Fields’ shareholders authorised, subject to certain conditions, Gold Fields’
directors to allot and issue (as they in their discretion think fit) or grant options over shares representing not more than 5% of the number of ordinary shares in the issued share capital of the Company, which constituted 44,751,212 ordinary shares (excluding any shares approved to be allotted and issued by the Company in terms of any share plan or incentive scheme for the benefit of employees).
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

90
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

91
Material Contracts
Gold Road Scheme Implementation Deed
On 5 May 2025, Gold Fields, through its wholly-owned subsidiary Gruyere Holdings Pty Ltd, entered into a binding scheme implementation deed (the Scheme Implementation Deed) with Gold Road Resources Limited (Gold Road) pursuant to which Gold Fields agreed to acquire all of the issued and outstanding share capital of Gold Road in an all-cash transaction (Gold Road Transaction) by way of a court-approved scheme of arrangement under Part 5.1 of the Australian Corporations Act 2001 (Cth). Under the terms of the Gold Road Transaction,
Gold Fields agreed to acquire Gold Road shares for cash consideration of A$3.52 per Gold Road share. The cash consideration paid was approximately A$3.7 billion. Pursuant to the Gold Road Transaction, Gold Fields consolidated its ownership of the Gruyere mine.
The Gold Road Transaction was subject to certain conditions precedent set out in the Scheme Implementation Deed, including, among others, approval of the scheme by the Supreme Court of Western Australia, regulatory approvals and approval of the Scheme by: (i) three-fourths of all votes cast by Gold Road shareholders; and (ii) a simple majority of the votes cast by all Gold Road shareholders present and voting (in person or by proxy) at a special meeting of Gold Road shareholders. In addition, the Scheme Implementation Deed provided for customary representations and warranties and covenants. The scheme of arrangement became effective on 26 September 2025 and was implemented on 14 October 2025, being the date on which scheme consideration was paid to Gold Road shareholders.
2025 Bridge Facility
On 15 July 2025, Gruyere Holdings Pty Ltd, a wholly owned subsidiary of Gold Fields, and J.P. Morgan Securities plc, Bank of America, N.A.,
Australia Branch, Commonwealth Bank of Australia and MUFG Bank, Ltd. entered into a U.S.$2.3 billion multi-currency syndicated bridge facility agreement (the 2025 Bridge Facility). The 2025 Bridge Facility was unconditionally and irrevocably guaranteed, on a joint and several basis, by Gold Fields Limited, Gold Fields Holdings Company Limited, Windfall Mining Group Inc. / Groupe Minier Windfall Inc. and Gruyere
Holdings Pty Ltd. The purpose of the 2025 Bridge facility was to: (i) finance or refinance payments contemplated by the Scheme
Implementation Deed; (ii) fund fees, costs and expenses incurred in connection with the Scheme Implementation Deed; and (iii) refinance financial indebtedness of Gold Road in connection with the acquisition of Gruyere.
The 2025 Bridge Facility had an original termination date of 14 July 2026, with an option for Gold Fields, at its discretion, to extend the maturity by a further six months. On 12 January 2026, the 2025 Bridge Facility was repaid in full and cancelled, utilising available cash resources together with proceeds from the 2025 A$1,250 million term loan facility (as described below).
2025 A$ Syndicated Facility Agreement
On 2 December 2025, Commonwealth Bank of Australia, Gruyere Holdings Pty Ltd, Gold Fields Limited and certain of its subsidiaries entered into a A$1,250 million syndicated term loan facility agreement (the 2025 A$ Syndicated Facility Agreement). The purpose of the 2025
A$ Syndicated Facility Agreement is primarily to finance the partial prepayment of the 2025 Bridge Facility.
The performance by each borrower of its obligations and liabilities under the 2025 A$ Syndicated Facility Agreement will be guaranteed by Gold Fields Limited, Gold Fields Holdings Company Limited, Windfall Mining Group Inc. / Groupe Minier Windfall Inc. and Gruyere
Holdings Pty Ltd. The term loan facility has a termination date of 1 December 2030. The 2025 A$ Syndicated Facility Agreement bears interest at the BBSY Bid plus a margin of 1.55% per annum, subject to rating margin adjustments as a result of changes in the long-term credit rating of Gold Fields by either Moody’s or S&P. There is no commitment fee.
The outstanding borrowings under the 2025 A$ Syndicated Facility Agreement were A$1,250 million (U.S.$834.1 million) as at
31 December 2025.
2025 Notes
On 9 May 2025, Windfall Mining Group Inc. / Groupe Minier Windfall Inc. issued U.S.$750 million 5.854 per cent. guaranteed notes due
2032 (the 2025 Notes). The 2025 Notes are unconditionally and irrevocably guaranteed, on a joint and several basis, by Gold Fields Limited and Gold Fields Holdings Company Limited.
The proceeds from the 2025 Notes were used to repay in full the amounts outstanding under the 2024 Bridge Facilities (as defined below)
that were used to fund the acquisition of Osisko Mining Inc. in October 2024.
The outstanding balance under the 2025 Notes was U.S.$743.2 million as at 31 December 2025.
Osisko Arrangement Agreement
On 12 August 2024, Gold Fields, through its wholly-owned subsidiaries, entered into a definitive arrangement agreement (the Arrangement
Agreement) with Osisko pursuant to which Gold Fields agreed to acquire all of the issued and outstanding common shares in the capital of
Osisko in an all-cash transaction (Osisko Transaction) by way of a court-approved plan of arrangement under section 182 of the Business
Corporations Act (Ontario). Under the terms of the Osisko Transaction, Gold Fields agreed to acquire Osisko shares for a consideration of
C$4.90 per Osisko share in cash, representing total consideration of approximately C$2.06 on a fully diluted basis.
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

92
2024 Bridge Facilities
On 18 October 2024, Windfall Mining Group Inc., Gold Fields Orogen Holding (BVI) Limited, Gold Fields, Gold Fields Holdings Company
Limited, The Bank of Nova Scotia, Citibank, N.A., London Branch and Royal Bank of Canada entered into a U.S.$500 million Multicurrency
Bridge Facility Agreement and a U.S.$250 million Multicurrency Parallel Bridge Facility Agreement (the 2024 Bridge Facilities). The purpose of the 2024 Bridge Facilities was to: (i) finance in whole or in part any and all payments related to the acquisition of Osisko; (ii) pay fees, costs and expenses incurred by any member of the Gold Fields Group or Osisko in connection with the Osisko acquisition; and (iii) refinance any amounts outstanding under or in respect of the 4.75% convertible senior unsecured debenture bearing a principal NSR amount of
U.S.$154 million issued by Osisko and held by 1335088 B.C. Ltd., a wholly-owned subsidiary of Northern Star Resources Ltd.
The outstanding borrowings under the 2024 Bridge Facilities were nil as at 31 December 2025. The 2024 Bridge Facilities were fully repaid and cancelled in May 2025.
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
The 2023 Credit Facility Agreement is for a principal loan amount of U.S.$1.2 billon, with an option to increase the facility by up to
U.S.$400 million (at the discretion of the banks), and will mature in five years, with an option to extend through two one-year extensions.
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
On 25 May 2024, Gold Fields exercised the first extension option, and the second extension option was exercised on 25 May 2025. The lender commitments under the facility now run as follows: U.S.$1,200.0 million up to 25 May 2028, U.S.$1,116.7 million up to 25 May 2029 and U.S.$1,066.7 million up to 25 May 2030.
The outstanding borrowings under the 2023 Credit Facility Agreement were U.S.$483.9 million as at 31 December 2025.
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
The outstanding borrowings under the 2023 A$ Syndicated Facility Agreement were nil as at 31 December 2025.

93
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
On 20 August 2025, the ZAR RCFs were amended and restated to incorporate ZARONIA rate-switch provisions in preparation for the planned cessation of JIBAR as a benchmark on 31 December 2026.
The outstanding borrowings under the 2023 ZAR RCFs were nil as at 31 December 2025.
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
On 13 October 2024, the final maturity date of the Ghana Revolving Credit Facility was extended to 13 April 2025 and was subsequently extended to 13 April 2026.
The outstanding borrowings under the Ghana Revolving Credit Facility were nil as at 31 December 2025.

94
Other Credit Facilities
For more information on Gold Fields’ other credit facilities, see “Annual Financial Report – Notes to the Consolidated Financial Statements –
Note 28. Borrowings”.
Management and Other Compensatory Plans and Arrangements
See “Integrated Annual Report – Implementation Report – LTI Plan”, “Integrated Annual Report – Implementation Report – STI Plan”,
“Integrated Annual Report – Remuneration Policy – 2025 Remuneration Framework – Executive Minimum Shareholding Requirements” and
“Annual Financial Report – Notes to the consolidated financial statements – Note 6. Share-based payments”.
Deposit Agreement
Gold Fields has an American Depositary Receipt (ADR) facility. In connection with this facility, Gold Fields is party to a Deposit Agreement, dated as of 2 February 1998, as amended and restated as of 21 May 2002 among Gold Fields, The Bank of New York Mellon (The Bank of
New York, BNYM, or the Depositary), as Depositary, and all owners and holders from time to time of ADRs issued thereunder. For more information on the Deposit Agreement, see “Exhibits – 2.5 Description of securities registered under Section 12 of the Exchange Act”.
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
In fiscal 2025, BNYM paid U.S.$0.7 million to Gold Fields as reimbursement for costs incurred over the year in connection with the
ADR programme.
Recent Developments
E&P Claims
In February 2026, Gold Fields received a dispute notice from E&P asserting claims of U.S.$264.7 million in respect of contract mining activities at the Damang mine, and in March 2026, Gold Fields received a further dispute notice from E&P asserting losses of approximately U.S.$474.9 million in respect of work carried out at the Tarkwa mine. Gold Fields is reviewing these notices and intends to defend any claims made.
Dividend and Share Repurchase
On 19 February 2026, the Company declared a final cash dividend number 103 of 1,850 South African cents per ordinary share (2024: 700
South African cents) to shareholders reflected in the register of the Company on 10 March 2026. This dividend was paid on 16 March 2026.
The dividend resulted in a total dividend of 2,550 South African cents per share for the year ended 31 December 2024 (2024: 1,000 South
African cents), with the final dividend being accounted for in 2026.
In addition to the base dividend, on 19 February 2026, Gold Fields declared an additional return of U.S.$353.0 million. This comprised U.S.
$253.0 million in special dividends (450 South African cents per ordinary share) and U.S.$100 million in share buy-backs.
Payment of Taxes
Gold Fields’ ADS holders will be responsible for any taxes or other governmental charges payable on their ADSs or on the deposited securities underlying their ADSs. BNYM may deduct the amount of any taxes owed from any payments to Gold Fields’ ADS holders. It may also restrict or refuse the transfer of their ADSs or restrict or refuse the withdrawal of their underlying deposited securities until Gold Fields’
ADS holders pay any taxes owed on their Gold Fields’ ADSs or underlying securities. It may also sell deposited securities to pay any taxes owed. Gold Fields’ ADS holders will remain liable if the proceeds of the sale are not enough to pay the taxes. If BNYM sells deposited securities, it will, if appropriate, reduce the number of Gold Fields ADSs held by Gold Fields’ ADS holders to reflect the sale and pay to them any proceeds, or send to them any property, remaining after it has paid the taxes. Tax laws are subject to change at any time and Gold Fields’
ADS holders are urged to consult a professional adviser as to the tax implications of their particular investments.

95
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
A non-resident investor generally does not pay any South African taxes other than securities transfer tax when it purchases Gold Fields’
ordinary shares or ADSs. During the period that the non-resident investor owns the Gold Fields’ ordinary shares or ADSs the non-resident investor may receive dividends. For information on the tax consequences of the receipt of dividends, see “– Additional Information – Taxation
– Certain South African Tax Considerations – Tax on Dividends”. Where the non-resident investor sells the Gold Fields’ ordinary shares or
ADSs then capital gains tax may be applicable. See “– Additional Information – Taxation – Certain South African Tax Considerations –
Capital Gains Tax” and “– Additional Information – Taxation – Certain South African Tax Considerations – Securities Transfer Tax”.

96
Tax on Dividends
A 20% dividends withholding tax is levied on dividends declared by South African resident companies to non-resident shareholders or non-resident ADS holders.
Generally, under the Treaty, the dividends withholding tax is reduced to:
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
The above reduced dividends withholding tax rate provisions shall not apply if the beneficial owner of the dividends carries on business in
South Africa through a permanent establishment situated in South Africa or performs in South Africa independent personal services from a fixed base situated in South Africa, and the dividends are attributable to such permanent establishment or fixed base. In such case, the provisions of Article 7 (Business Profits) or Article 14 (Independent Personal Services) of the Treaty, as the case may be, shall apply.
Income Tax
Non-residents are subject to income tax on any amounts received by or accrued to them from a source within South Africa (subject to relief which may be available in terms of domestic exemptions and/or applicable double taxation agreements).
Capital Gains Tax
Under South African domestic tax law, non-resident holders of ordinary shares or ADSs should not be subject to capital gains tax in South
Africa with respect to any capital gains derived from the disposal of those ordinary shares or ADSs. There are two exceptions to this rule.
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
Gold Fields does not believe that it was a PFIC within the meaning of Section 1297 of the Code for its 2025 taxable year and does not expect to be a PFIC for its current taxable year or in the foreseeable future. However, Gold Fields’ possible status as a PFIC must be determined annually and, therefore, may be subject to change. If Gold Fields were to be treated as a PFIC, U.S. Holders of ordinary shares or ADSs would be required (i) to pay a special U.S. addition to tax on certain distributions and gains on sale and (ii) to pay tax on any gain from the sale of ordinary shares or ADSs at ordinary income (rather than capital gains) rates in addition to paying the special addition to tax on this gain.
Additionally, dividends paid by Gold Fields would not be eligible for the special reduced rate of tax for non-corporate U.S. Holders described below under “– Additional Information – Taxation – U.S. Federal Income Tax Considerations – Taxation of Dividends” and additional reporting requirements could apply. The remainder of this discussion assumes that Gold Fields is not a PFIC for U.S. federal income tax purposes. You should consult your own tax advisers regarding the potential application of the PFIC regime.
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
Effect of South African Withholding Taxes
As discussed in “– Additional Information – Taxation – Certain South African Tax Considerations – Tax on Dividends”, under current law,
South Africa imposes a withholding tax of 20% on dividends paid by Gold Fields. A U.S. Holder may be entitled, subject to certain limitations, to a foreign tax credit against its U.S. federal income tax liability, or a deduction in computing its U.S. federal taxable income, for South African income taxes withheld by Gold Fields (at a rate not exceeding any applicable Treaty rate). The rules governing foreign tax credits are complex and final Regulations issued by the U.S. Treasury (Final FTC Regulations) have imposed additional requirements that must be met for a foreign tax to be creditable and Gold Fields does not intend to determine whether such requirements will be met in the case that non-U.S. taxes are withheld (if any). However, the IRS has issued notices (the Notices) indicating that the U.S. Treasury and the IRS are considering proposing amendments to the Final FTC Regulations and allowing taxpayers, subject to certain conditions, to defer the application of many aspects of the Final FTC Regulations until the date when a notice or other guidance withdrawing or modifying this temporary relief is issued (or any later date specified in such notice or other guidance).

98
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
Taxation of a Sale or Other Disposition
Upon a sale or other disposition of ordinary shares or ADSs, other than an exchange of ADSs for ordinary shares and vice versa, you will generally recognise a capital gain or loss for U.S. federal income tax purposes equal to the difference between the amount realised and your adjusted tax basis in the ordinary shares or ADSs, in each case as determined in U.S. dollars. This capital gain or loss will be a long-term capital gain or loss if your holding period in the ordinary shares or ADSs exceeds one year. However, regardless of your actual holding period, any loss may be treated as long-term capital loss to the extent you receive a dividend that qualifies for the reduced rate described above under “– Additional Information – Taxation – U.S. Federal Income Tax Considerations – Taxation of Dividends” and also exceeds 10% of your basis in the ordinary shares. Any gain or loss will generally be a U.S. source. You should consult your tax adviser about how to account for proceeds received on the sale or other disposition of ordinary shares that are not paid in U.S. dollars.
To the extent you incur Securities Transfer Tax in connection with a transfer or withdrawal of ordinary shares as described under “– Additional
Information – Taxation – Certain South African Tax Considerations – Securities Transfer Tax” above, such securities transfer tax will not be a creditable tax for U.S. foreign tax credit purposes. You should consult your tax adviser regarding the proper U.S. federal income tax treatment of any Securities Transfer Tax in your particular circumstances.
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

99
Controls and procedures
(a) Disclosure Controls and Procedures
Gold Fields has carried out an evaluation, under the supervision and with the participation of management, including the Chief Executive
Officer and Chief Financial Officer of Gold Fields, of the effectiveness of the design and operation of Gold Fields’ disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this annual report. Based upon that evaluation,
Gold Fields’ Chief Executive Officer and Chief Financial Officer concluded that, as of 31 December 2025, Gold Fields’ disclosure controls and procedures were effective.
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
Gold Fields’ management assessed the effectiveness of its internal control over financial reporting as of 31 December 2025. In making this assessment, Gold Fields’ management used the criteria established in the Internal Control-Integrated Framework (2013) issued by the
Committee of Sponsoring Organisations of the Treadway Commission (COSO). Based upon its assessment, Gold Fields’ management concluded that, as of 31 December 2025, its internal control over financial reporting (ICFR) is effective based upon those criteria.
(c) Attestation Report of the Registered Public Accounting Firm:
PricewaterhouseCoopers, Inc., an independent registered public accounting firm that audited the consolidated financial statements included in this annual report on Form 20-F, has issued an attestation report on management’s assessment of Gold Fields’ internal control over financial reporting as of 31 December 2025.
See “Annual Financial Report – Report of Independent Registered Public Accounting Firm”.
(d) Changes in Internal Control Over Financial Reporting
Gold Fields acquired the remaining 50% equity interest in the Gruyere mine from Gold Road Resources Limited (Gold Road) following the
Group’s acquisition of all the issued and outstanding share capital of Gold Road, resulting in Gold Road becoming a wholly owned subsidiary of Gold Fields, effective 26 September 2025. Prior to the transaction, the Gruyere mine was included in management’s assessment of ICFR in prior periods based on Gold Fields’ level of control over the relevant financial reporting processes.
Management is assessing Gold Road’s control environment and integrating the controls into Gold Fields’ existing control environment.
Management completed the Windfall Mining Inc. / Groupe Minier Windfall Inc. (Windfall Mining) acquisition on 25 October 2024. Windfall
Mining has been fully integrated into the assessment of ICFR as of 31 December 2025.
Except as described above, there were no changes to Gold Fields’ ICFR during the period covered by this report that have materially affected, or are reasonably likely to materially affect, Gold Fields’ internal control over financial reporting.

100
Audit committee financial expert
The Board of Directors has determined that Ms. Philisiwe Sibiya, Mr. Carel Smit and Ms. Zarina Bassa are each an “audit committee financial expert”, as defined in the rules promulgated by the Securities and Exchange Commission. The Board of Directors believes that the remaining members of the Audit Committee also collectively possess the knowledge and experience to oversee and assess the performance of Gold
Fields’ management and auditors, the quality of Gold Fields’ disclosure controls, the preparation and evaluation of Gold Fields’ financial statements and Gold Fields’ financial reporting. Gold Fields’ Board of Directors also believes that the members of the Audit Committee collectively possess the understanding of audit committee functions necessary to diligently execute their responsibilities. For biographical information on each member of the Audit Committee, see “Integrated Annual Report – Governance and Leadership – Our Board of Directors”
and “– Directors, Senior Management and Employees – Directors”.

101
Principal accountant fees and services
PricewaterhouseCoopers, Inc., Johannesburg, South Africa served as Gold Fields’ principal accountant for 2025, 2024 and 2023. Set forth below are the fees for audit and other services for fiscal 2025, 2024 and 2023.

	Year ended 31 December
	2025	2024	2023
	(U.S.$ million)

Audit fees	4.6	4.2	3.5
Audit-related fees	—	—	—
Tax fees	—	—	—
All other fees	0.6	0.4	0.4
Total	5.2	4.6	3.9
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

102
Purchase of equity securities by the issuer and affiliated purchasers
In fiscal 2025, 1,089,671 Gold Fields ordinary shares or ADSs were purchased by or on behalf of Gold Fields or any ‘affiliated purchaser’, as defined in Section 10b-18(a)(3) of the Exchange Act, during the period covered by this annual report on Form 20-F.
The following table shows details of such purchases of shares made by the Company during the year ended 31 December 2025.

2025	Total number of shares purchased	Average price paid per share in U.S.$	Total number of shares purchased as part of publicly announced plans or programs	Maximum number of shares (or units) that may yet be purchased under the plans or programs
January 2025	—	—	—	—
February 2025	489,671	20.06	489,671	—
March 2025	—	—	—	—
April 2025	—	—	—	—
May 2025	—	—	—	—
June 2025	—	—	—	—
July 2025	—	—	—	—
August 2025	—	—	—	—
September 2025	—	—	—	—
October 2025	—	—	—	—
November 2025	—	—	—	—
December 2025	600,000	44.50	600,000	—
Total	1,089,671	33.52	1,089,671	—

103
Corporate governance
Gold Fields’ home country corporate governance practices are regulated by, inter alia, the Companies Act 71 of 2008 (the South African
Companies Act), Listings Requirements of the JSE (the JSE Listings Requirements) and the King IV Code on Corporate Governance (King V
from 1 January 2026) (the King Code). Certain recommended practices in the King Code are incorporated into the JSE Listings Requirements, making it mandatory for JSE-listed companies to comply with them. The following is a summary of the significant ways in which Gold Fields’
home country corporate governance standards and its corporate governance practices differ from those followed by domestic companies under the NYSE Listing Standards.
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

104
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
(File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on 24 October 2002)(P)

2.2	Form of American Depositary Receipt (included in Exhibit 2.1)(P)
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

4.2	The Gold Fields Limited 2025 Share Plan, dated 28 May 2025
4.3
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
Branch and Royal Bank of Canada, dated 18 October 2024 (incorporated by reference to Exhibit 4.13 to the report on Form 6-K
(File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on 27 March 2025)

4.14†	Scheme Implementation Deed between Gruyere Holdings Pty Ltd, Gold Fields Holdings Company Limited and Gold Road Resources Limited, dated 4 May 2025
4.15†
Trust Deed among Windfall Mining Group Inc. / Groupe Minier Windfall Inc., as issuer, Gold Fields and Gold Fields Holdings
Company Limited, as guarantors, and Citibank N.A., London Branch, as trustee, dated 13 May 2025, in relation to the U.S.$750 million notes due 2032

8.1	List of subsidiaries of the registrant
11.1
Gold Fields Group Share Dealings and Market Abuse Policy (incorporated by reference to Exhibit 11.1 to the annual report on
Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on 27 March 2025)

12.1	Certification of Chief Executive Officer
12.2	Certification of Chief Financial Officer
13.1	Certification of Chief Executive Officer
13.2	Certification of Chief Financial Officer
96.1
Technical Report Summary – South Deep Gold Mine (incorporated by reference to Exhibit 96.1 to the annual report on Form
20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on 27 March 2025)

96.2	Technical Report Summary – Tarkwa Gold Mine
96.3
Technical Report Summary – St. Ives Gold Mine (incorporated by reference to Exhibit 96.3 to the annual report on Form 20-F
(File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on 27 March 2025)

96.4
Technical Report Summary – Salares Norte Mine (incorporated by reference to Exhibit 96.4 to the annual report on Form 20-F
(File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on 27 March 2025)

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
† Confidential treatment has been requested over certain parts of this exhibit. Portions of this exhibit have been redacted in compliance with
Item 601(a)(6) and Item 601(b)(10) of Regulation S-K. Schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The
Company hereby undertakes to supplementally furnish copies of any omitted schedules to the SEC upon request.

106
Signatures
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.
Gold Fields Limited

/s/ Mike Fraser
Name: Mike Fraser
Title: Chief Executive Officer
Date: 30 March 2026
Creating enduring value beyond mining